
07021526

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shanghai Jin Jiang International Hotels Group Co. Ltd

*CURRENT ADDRESS Room 316-318
No. 24 Yang Xin Dong Road
Shanghai, PRC

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

FILE NO. 82- 35063 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DAT : 3/6/07

The information contained herein does not constitute an offer of securities for sale in the United States. Securities may not be offered, sold or delivered within the United States unless they are registered under applicable law or are exempt from registration. No public offering of securities will be made in the United States.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. Potential investors should read the prospectus dated 30 November 2006 (the "Prospectus") issued by Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") for detailed information about the Global Offering described below before deciding whether or not to invest in the H Shares thereby being offered.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

In connection with the Global Offering, UBS AG acting through its business group, UBS Investment Bank ("UBS"), as stabilising manager, or any person acting for it, may, but is not obliged to, over-allocate or effect transactions with a view to supporting the market price of the H Shares at a level higher than that which might otherwise prevail for a limited period after the last day for the lodging of applications under the Hong Kong Public Offering. Any stabilising activity will be effected in compliance with all applicable laws and regulatory requirements, including the Securities and Futures (Price Stabilising) Rules made under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). However, there is no obligation on UBS or any person acting for it to conduct any such stabilising activity. Any such market purchases will be effected in compliance with all applicable laws and regulatory requirements, including the Securities and Futures (Price Stabilisation) Rules made under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), and, if commenced, will be done at the absolute discretion of UBS and may be discontinued at any time. Any such stabilising activity is required to be brought to an end within 30 days from the last day for the lodging of applications under the Public Offering. The details of such stabilisation and how it will be regulated under the Securities and Futures Ordinance are contained in the Prospectus.

The number of H Shares being offered in the International Placing may be increased by up to an aggregate of 165,000,000 additional H Shares through the exercise of the Over-allotment Option expected to be granted to the International Underwriters, by the Company subject to and upon the execution of the International Underwriting Agreement and is exercisable by the Joint Global Coordinators (on behalf of the International Underwriters) to cover over-allocations in the International Placing up to 30 days from the last day for the lodging of applications under the Hong Kong Public Offering. In the event that the Over-allotment Option is exercised, a press announcement will be made.

Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the Prospectus issued by the Company.


Jin Jiang
Hotels

上海錦江國際酒店(集團)股份有限公司

Shanghai Jin Jiang International Hotels (Group) Company Limited*

(a joint stock company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Number of Offer Shares	**: 1,100,000,000 H Shares (subject to adjustment and Over-allotment Option)**
Number of Hong Kong Offer Shares	**: 110,000,000 H Shares (subject to adjustment)**
Number of International Placing Shares	**: 990,000,000 H Shares (subject to adjustment and Over-allotment Option)**
Offer Price	**: Not more than HK$2.20 per H Share (payable in full in Hong Kong dollars on application, plus 1% brokerage, a SFC transaction levy of 0.004% and a Stock Exchange trading fee of 0.005% and subject to refund) and expected to be not less than HK$1.81 per H Share**
Nominal value per H Share	**: RMB1.00**
Stock code	**: 2006**

Joint Global Coordinators, Joint Bookrunners and Joint Lead Managers



UBS Investment Bank

Sole Sponsor



Application has been made to the Listing Committee of the Stock Exchange for the granting of the listing of, and permission to deal in, the H Shares to be issued as described in the Prospectus and/or to be offered in the Global Offering (including H Shares which may be issued under the Over-allotment Option and H Shares which may be converted from Domestic Shares upon the Listing and upon the exercise of the Over-allotment Option for SSF's retention). Dealings in the H Shares on the Stock Exchange are expected to commence at 9:30 a.m. on 15 December, 2006. Subject to the granting of the listing of, and permission to deal in, the H Shares on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the H Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the H Shares on the Stock Exchange or such other date as determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Company is initially offering 110,000,000 Hong Kong Offer Shares, representing 10% of the total number of H Shares initially being offered in the Global Offering, for subscription by way of a public offer in Hong Kong. The Hong Kong Offer Shares are being offered at the Offer Price. The allocation of the H Shares between the Hong Kong Public Offering and the International Placing is subject to adjustment as stated in the paragraph headed "The Hong Kong Public Offering" under the section headed "Structure of the Global Offering" in the Prospectus.

The Company intends to grant the Joint Global Coordinators the Over-allotment Option which is exercisable by the Joint Global Coordinators to, among other things, cover over-allocations in the International Placing by requiring the Company to issue up to an aggregate of additional 165,000,000 H Shares within 30 days from the last day for the lodging of applications under the Public Offering. In the event that the Over-allotment Option is exercised, a corresponding press announcement will be made.

The Offer Price is expected to be fixed by agreement between the Joint Global Coordinators (on behalf of the Underwriters) and the Company on or before 9 December, 2006. The Offer Price will be not more than HK$2.20 per H Share and is expected to be not less than HK$1.81 per H Share. Applicants for Hong Kong Offer Shares are required to pay 1% brokerage, 0.004% SFC transaction levy and 0.005% Stock Exchange trading fee. The Joint Global Coordinators (on behalf of the Underwriters and with the consent of the Company) may reduce the number of Hong Kong Offer Shares and/or the indicative Offer Price range stated above and in the Prospectus at any time prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such case, an announcement of the reduction in the number of Offer Shares and/or the indicative Offer Price range will be published in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) not later than the morning of the last day for lodging applications under the Hong Kong Public Offering. Applicants should note that if applications for Hong Kong Offer Shares have been submitted, then even if the number of Offer Shares and/or the indicative Offer Price range is so reduced, such applications cannot be subsequently withdrawn. If, for any reason, the Joint Global Coordinators (on behalf of the Underwriters) and the Company are unable to reach an agreement on the Offer Price on or before 13 December, 2006, the Global Offering will not become unconditional and will lapse.

The Global Offering is conditional on the fulfillment of the conditions as stated in the paragraph headed "Conditions" in the section headed "Structure of the Global Offering" in the Prospectus. If the Global Offering does not become unconditional, all application monies received from applicants under the Hong

Kong Public Offering will be refunded, and in the event that the Offer Price is less than the initial price per H Share actually paid, the appropriate portion of the application monies will be refunded, in each case without interest and on the terms set out under the paragraph headed "Refund of your money" on the relevant Application Forms or in the section headed "Terms and conditions of the Hong Kong Public Offering" in the Prospectus. Refund payments will also be made in respect of wholly or partially unsuccessful applications. Refund monies for applicants applying by giving electronic application instructions to HKSCC is expected to be credited to the designated bank accounts of the relevant CCASS Investor Participants on 14 December, 2006 or, under certain contingent situations, on any other date as shall be determined by HKSCC or HKSCC Nominees. Applicants for 1,000,000 H Shares or more and have indicated in their Application Forms that they wish to collect H Share certificates (where applicable) and/or refund cheques (where applicable) personally, may collect H Share certificates (where applicable) and/or refund cheques (where applicable) from the Company's H Share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai from 9:00 a.m. to 1:00 p.m. on 14 December, 2006 or any other date notified by the Company in the newspapers as the date of despatch of H Share certificates and refund cheques. Applicants being individuals who opt for personal collection can not authorise any other person to make collection on their behalf. Applicants being corporations which opt for personal collection must attend by their authorised representatives bearing letters of authorisation from their corporations stamped with the corporations' chop. Both individuals and authorised representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited. Uncollected H Share certificates and refund cheques (where applicable) will be despatched by ordinary post at the applicants' own risk to the addresses specified in the relevant Application Forms.

In relation to applicants on Application Forms for 1,000,000 H Shares or more who did not opt for personal collection and applicants for less than 1,000,000 H Shares, their H Share certificates (where applicable) and/or refund cheques (where applicable) will be despatched by ordinary post at the applicants' own risk to the addresses specified in the relevant Application Forms on 14 December, 2006.

H Share certificates will only become valid certificates of title if the Global Offering has become unconditional and neither of the Underwriting Agreements has been terminated in accordance with its terms, which is expected to occur no later than 15 December, 2006.

Applications for the H Shares will only be considered on the basis set out in the Prospectus and the **WHITE** and **YELLOW** Application Forms. It should be noted that **multiple or suspected multiple applications or any application for more than 55,000,000 H Shares, being 50% of the Hong Kong Offer Shares initially being offered to the public, will be rejected** or not be accepted. Only one application on a **WHITE** or **YELLOW** Application Form or by way of giving **electronic application instructions** to HKSCC may be made for the benefit of any person. Applicants for Hong Kong Offer Shares are required to undertake and confirm that they or the relevant beneficial owner(s) have not indicated an interest for, applied for or taken up and will not indicate an interest for, apply for or take up H Shares under the International Placing.

Applicants who would like to be allotted H Shares in their own names should complete and sign the **WHITE** Application Form. Applicants who would like to have the allotted H Shares issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to their CCASS Investor Participant stock accounts or the stock accounts of their designated CCASS Participants maintained in CCASS should (i) complete and sign the **YELLOW** Application Form, copies of which, together with the Prospectus, may be obtained during normal business hours from 9:00 a.m. on 30 November, 2006 until 12:00 noon on 7 December, 2006 at the Depository Counter of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong; or (ii) give electronic application instructions to HKSCC via CCASS.

Copies of the Prospectus, together with the **WHITE** Application Form, may be obtained during business hours in the same period from:

any participant of the Stock Exchange;

BNP Paribas Peregrine Capital Limited, 61st Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong;

UBS AG acting through its business group, UBS Investment Bank, 52nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong;

DBS Asia Capital Limited, 22/F., The Center, 99 Queen's Road Central, Central, Hong Kong;

First Shanghai Securities Limited, 19/F., Wing On House, 71 Des Voeux Road Central, Hong Kong;

Shenyin Wanguo Capital (H.K.) Limited, 28th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong

Sun Hung Kai International Limited, Level 12, One Pacific Place, 88 Queensway, Hong Kong

or any of the following branches of Standard Chartered Bank (Hong Kong) Limited, Industrial and Commercial Bank of China (Asia) Limited, The Bank of East Asia, Limited and Bank of Communications Co., Ltd. Hong Kong Branch:

For Standard Chartered Bank (Hong Kong) Limited

Hong Kong Island		**Kowloon**		**New Territories**	
Des Voeux Road Branch	Standard Chartered Bank Building, 4-4A Des Voeux Road, Central	Mongkok Branch	Shop B, G/F, 1/F & 2/F, 617-623 Nathan Road, Mongkok	Shatin Centre Branch	Shop 32C, Level 3, Shatin Shopping Arcade, Shatin Centre, 2-16 Wang Pok Street, Shatin
88 Des Voeux Road Branch	88 Des Voeux Road Central	Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong	Tsuen Wan Branch	Shop C, G/F & 1/F, Jade Plaza, No. 298 Sha Tsui Road, Tsuen Wan
Leighton Centre Branch	Shop 12-16, UG/F, Leighton Centre, 77 Leighton Road, Causeway Bay	Tsimshatsui Branch	G/F, 10 Granville Road, Tsimshatsui		
Quarry Bay Branch	G/F, Westlands Gardens, 1027 King's Road, Quarry Bay	San Po Kong Branch	Shop A, G/F., Perfect Industrial Building, 31 Tai Yau Street, San Po Kong		
North Point Centre Branch	North Point Centre, 284 King's Road, North Point				

For Industrial and Commercial Bank of China (Asia) Limited

Hong Kong Island		Kowloon		New Territories	
Central Branch	1/F, 9 Queen's Road Central, Central	To Kwa Wan Branch	G/F., 287–289 To Kwa Wan Road	Tsuen Wan Castle Peak Road Branch	G/F., 423–427 Castle Peak Road, Tsuen Wan
Hennessy Road Branch	Shop 2A, G/F & Basement, Cameron Commercial Centre, 468 Hennessy Road, Causeway Bay	Mongkok Branch	G/F, Belgian Bank Building, 721–725 Nathan Road, Mongkok	Kwai Chung Branch	Unit G02, Tower A, Regent Centre, 63 Wo Yi Hop Road, Kwai Chung
Causeway Bay Branch	Shop A, G/F, Jardine Center, 50 Jardine's Bazaar, Causeway Bay	Hong Ning Road Branch	58 Hong Ning Road, Kwun Tong		
		Tsim Sha Tsui Branch	Shop 6–7, G/F., Hankow Centre, 5–15 Hankow Road, Tsimshatsui		

For Bank of East Asia, Limited

Hong Kong Island		Kowloon		New Territories	
Central Branch	31 Des Voeux Road, Central	Mongkok Branch	638–640 Nathan Road	Shatin Plaza Branch	Shop Nos. 3–4, Level 1, Shatin Plaza
Chai Wan Branch	345 Chai Wan Road	Prince Edward Branch	G/F, Hanley House, Nos 776–778 Nathan Road	Tuen Mun Town Plaza Branch	Shop Nos 2–10, UG/F, Tuen Mun Town Plaza Phase II, 3 Tuen Lung Street, Tuen Mun
Wanchai Branch	Shop Nos A–C, G/F, Easey Commercial Building, 253–261 Hennessy Road, Wanchai	Tsim Sha Tsui Branch	Shop A & B, Milton Mansion, No. 96 Nathan Road	Tai Po Branch	62–66 Po Heung Street, Tai Po Market

For Bank of Communications Co., Ltd. Hong Kong Branch

Hong Kong Island		Kowloon		New Territories	
Hong Kong Branch	20 Pedder Street, Central, Hong Kong	Kowloon Sub-Branch	563 Nathan Road	Tsuen Wan Sub-Branch	Shop G10–11, Pacific Commercial Plaza, Bo Shek Mansion, 328 Sha Tsui Road
Taikoo Shing Sub-Branch	Shop 38, G/F., City Plaza 2, 18 Taikoo Shing Road	Tsimshatsui Sub-Branch	Shops 1–3, G/F, 22–28 Mody Road, Tsimshatsui	Sheung Shui Sub-Branch	Shops 1010–1014, G/F, Sheung Shui Centre, Shopping Arcade, Sheung Shui
Wanchai Sub-Branch	32–34 Johnston Road, Wanchai	Cheung Sha Wan Plaza Sub-Branch	Unit G04, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road		
		Hunghom Sub-Branch	1–3A Tak Man Street, Whampoa Estate, Hunghom, Kowloon		

Both **WHITE** and **YELLOW** Application Forms completed in all respects (to which one cheque or banker's cashier order should be securely attached and made payable to "Horsford Nominees Limited — Shanghai Jin Jiang Public Offer" should be deposited in the special collection boxes provided at any of the

branches of Standard Chartered Bank (Hong Kong) Limited, Industrial and Commercial Bank of China (Asia) Limited, The Bank of East Asia, Limited and Bank of Communications Co., Ltd. Hong Kong Branch referred to above at the following times on the following dates:

Thursday, 30 November, 2006 — 9:00 a.m. to 4:30 p.m.
Friday, 1 December, 2006 — 9:00 a.m. to 4:30 p.m.
Saturday, 2 December, 2006 — 9:00 a.m. to 12:30 p.m.
Monday, 4 December, 2006 — 9:00 a.m. to 4:30 p.m.
Tuesday, 5 December, 2006 — 9:00 a.m. to 4:30 p.m.
Wednesday, 6 December, 2006 — 9:00 a.m. to 4:30 p.m.
Thursday, 7 December, 2006 — 9:00 a.m. to 12:00 noon

APPLICATIONS BY GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

Investors can apply for H Shares by giving **electronic application instructions** to HKSCC as follows:

1. CCASS Investor Participants can give **electronic application instructions** to HKSCC through the CCASS Phone System by calling 2979 7888 or through the CCASS Internet System (https://ip.ccass.com) (using the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC can also input **electronic application instructions** for CCASS Investor Participants on their behalf if they go to the Customer Service Centre of HKSCC at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong and complete an input request form. Prospectuses are also available for collection at the Customer Service Centre of HKSCC; and

2. those who are not CCASS Investor Participants can instruct their brokers or custodians who are CCASS Broker Participants or CCASS Custodian Participants to give **electronic application instructions** to HKSCC via CCASS terminals to apply for Hong Kong Offer Shares on their behalf.

CCASS Broker/Custodian Participants can input **electronic application instructions** at the following times on the following dates:

Thursday, 30 November, 2006 — 9:00 a.m. to 8:30 p.m.(1)
Friday, 1 December, 2006 — 8:00 a.m. to 8:30 p.m.(1)
Saturday, 2 December, 2006 — 8:00 a.m. to 1:00 p.m.(1)
Monday, 4 December, 2006 — 8:00 a.m. to 8:30 p.m.(1)
Tuesday, 5 December, 2006 — 8:00 a.m. to 8:30 p.m.(1)
Wednesday, 6 December, 2006 — 8:00 a.m. to 8:30 p.m.(1)
Thursday, 7 December, 2006 — 8:00 a.m.(1) to 12:00 noon

(1) These times are subject to changes as HKSCC may determine from time to time with prior notification to CCASS Broker/Custodian Participants.

CCASS Investor Participants can input **electronic application instructions** from 9:00 a.m. on 30 November, 2006 until 12:00 noon on 7 December, 2006 (24 hours daily, except the last application day).

Subject to the terms and conditions set out in the Prospectus and the Application Forms relating thereto, applications made on **WHITE** or **YELLOW** Application Forms or by giving **electronic application instructions** to HKSCC must be received no later than 12:00 noon on 7 December, 2006 (or if the application lists are not open on that day, then by 12:00 noon on the next Business Day on which the lists are open). Please see the section headed "How to apply for Hong Kong Offer Shares" in the Prospectus for further details. The Company will not issue temporary documents of title. No receipt will be issued for application monies paid.

The application lists will open from 11:45 a.m. to 12:00 noon on 7 December, 2006 (or such later date as may apply in case of a tropical cyclone warning signal No.8 or above or a "black" rainstorm warning signal being in force as described in the section headed "How to apply for Hong Kong Offer Shares" in the Prospectus).

The H Shares available for subscription by the public under the Hong Kong Public Offering will be divided equally into two pools for allocation purposes: pool A and pool B. The H Shares in pool A will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of HK$5 million (excluding the brokerage, the SFC transaction levy and the Stock Exchange trading fee payable) or less. The H Shares in pool B will be allocated on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage, the SFC transaction levy and the Stock Exchange trading fee payable). Investors should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If the H Shares in one (but not both) of the pools are undersubscribed, the surplus H Shares will be transferred to the other pool to satisfy demand in the pool and be allocated accordingly. For the purpose of this paragraph only, the "subscription price" for the H Shares means the price payable on application therefor (without regard to the Offer Price as finally determined). Applicants can only receive an allocation of H Shares from either pool A or pool B but not from both pools.

It is expected that the Offer Price, the level of indications of interest in the International Placing, the results of applications in the Hong Kong Public Offering and the basis of allocations of the Hong Kong Offer Shares, and the Hong Kong Identity Card numbers/passport numbers/business registration numbers of successful applicants will be published on or before 14 December, 2006 in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese).

H Share certificates for wholly or partially successful applications on **YELLOW** Application Form and by giving electronic application instructions to HKSCC will be issued in the name of HKSCC Nominees Limited and deposited into CCASS for the credit of the relevant CCASS Investor Participant stock accounts or the stock accounts of the relevant designated CCASS Participants at the close of business on 14 December, 2006 or under contingent situation, on any other date as HKSCC or HKSCC Nominees may choose. Such applicants should refer to the section headed "How to apply for Hong Kong Offer Shares" in the Prospectus for further details.

If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Hong Kong Offer Shares allocated to you and amount of refund payable to you if giving **electronic application instructions** with that CCASS Participant. If you are applying as a CCASS Investor Participant, you should check the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on 14 December, 2006 or such other date as shall be determined by HKSCC or HKSCC Nominees. For CCASS Investor Participants, immediately after the credit of the Hong Kong Offer Shares to your stock account, you can check your new account balance via the CCASS Phone System or the CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also make available to you an activity statement showing the number of Hong Kong Offer Shares credited to your stock account and the amount of refund money credited to your designated bank account (if apply by giving **electronic application instructions**). For further details, please refer to the section entitled "How to apply for Hong Kong Offer Shares" in the Prospectus.

As at the date of this announcement, the Directors are:

Executive Directors: Yu Minliang, Chen Wenjun, Yang Weimin, Chen Hao, Yuan Gongyao, Xu Zurong, Han Min, Kang Ming
Non-executive Director: Shen Maoxing
Independent non-executive Directors: Ji Gang, Xia Dawei, Sun Dajian, Rui Mingjie, Yang Menghua, Tu Qiyu, Shen Chengxiang, Lee Chung Bo

By order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited*
Chen Wenjun
Executive Director

Hong Kong, 30 November, 2006

* *The Company is registered as an overseas company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in ***The Standard.***

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act, as amended. There is not and is not currently intended to be any public offering of the securities of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") in the United States.

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

In connection with the Global Offering, UBS AG, as stabilising manager, or any person acting for it, on behalf of the International Underwriters, may, but is not obliged to, over-allocate or effect transactions with a view to supporting the market price of the Offer Shares at a level higher than that which might otherwise prevail for a limited period after the commencement of trading of the Offer Shares on the Stock Exchange. Any stabilising activity will be effected in compliance with all applicable laws and regulatory requirements, including the Securities and Futures (Price Stabilising) Rules made under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). However, there is no obligation on UBS or any person acting for it to conduct any such stabilising activity, which if taken, may be discontinued at any time at the absolute discretion of UBS. Any primary stabilising activity is required to be brought to an end within 30 days after the last day for the lodging of applications under the Hong Kong Public Offering. The details of such stabilisation and how it will be regulated under the Securities and Futures Ordinance are contained in the Prospectus.

The number of H Shares being offered in the International Placing may be increased by up to an aggregate of 165,000,000 additional H Shares through the exercise of the Over-allotment Option granted to the International Underwriters by the Company and is exercisable by the Joint Global Coordinators (on behalf of the International Underwriters) to cover over-allocations in the International Placing up to 30 days from the last day for the lodging of applications under the Hong Kong Public Offering. In the event that the Over-allotment Option is exercised, a press announcement will be made.

Unless otherwise defined herein, terms in this announcement shall have the same meanings as those defined in the prospectus dated 30 November 2006 (the "Prospectus") issued by the Company.


Jin Jiang
Hotels

上海錦江國際酒店(集團)股份有限公司
Shanghai Jin Jiang International Hotels (Group) Company Limited*

(a joint stock company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Number of Offer Shares	:	**1,100,000,000 H Shares (subject to Over-allotment Option)**
Number of Hong Kong Offer Shares	:	**550,000,000 H Shares (as adjusted after clawback)**
Number of International Placing Shares	:	**550,000,000 H Shares (as adjusted after clawback and subject to Over-allotment Option)**
Offer Price	:	**HK$2.20 per H Share (excluding 1% brokerage, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%)**
Nominal value per H Share	:	**RMB1.00**
Stock code	:	**2006**

Joint Global Coordinators, Joint Bookrunners and Joint Lead Managers

BNP PARIBAS

UBS Investment Bank

Sole Sponsor

BNP PARIBAS

SUMMARY

- The Offer Price has been determined at HK$2.20 per H Share (excluding brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%).
- A total of 222,896 valid applications pursuant to the Hong Kong Public Offering on **WHITE** and **YELLOW** application forms and through giving **electronic application instructions** to HKSCC for a total of 42,039,520,000 Hong Kong Offer Shares have been received, equivalent to approximately 382 times the total number of 110,000,000 H Shares initially available for subscription under the Hong Kong Public Offering.
- Due to the over-subscription in the Hong Kong Public Offering, the clawback mechanism has been applied and the number of H Shares allocated to the Hong Kong Public Offering has been increased to 550,000,000 H Shares, representing 50% of the H Shares initially available under the Global Offering (without taking into account H Shares which may be issued pursuant to the Over-allotment Option).
- The H Shares initially offered under the International Placing have been very significantly over-subscribed.
- H Share certificates for Hong Kong Offer Shares allotted to wholly or partially successful applications on **WHITE** application forms (which the applicants have applied for less than 1,000,000 H Shares, or which the applicants have requested for personal collection but are not collected in person) will be despatched by ordinary post to the addresses of the applicants specified in the **WHITE** application forms at their own risk on Thursday, 14 December 2006.
- H Share certificates for Hong Kong Offer Shares allotted to applicants using **YELLOW** Application Forms and applying by giving **electronic application instructions** to HKSCC are expected to be deposited into CCASS for credit to their CCASS Investor Participants' stock accounts or their designated CCASS Participants' stock accounts at the close of business on Thursday, 14 December 2006 or, under certain contingent situations, on any other date as shall be determined by HKSCC or HKSCC Nominees.
- H Share certificates and refund cheques which are either not available for personal collection, or which are so available but are not collected in person, will be despatched by ordinary post to those entitled to the addresses as stated in their Application Forms at their own risk on Thursday, 14 December 2006.
- H Share certificates will only become valid certificates of title if the Global Offering has become unconditional in all respects and neither of the Underwriting Agreements has been terminated in accordance with its terms, which is expected to be at around 8:00 a.m. on Friday, 15 December 2006.
- Refund monies (if any) for applicants made by giving **electronic application instructions** to HKSCC are expected to be credited to the designated bank accounts of the relevant CCASS Participants on Thursday, 14 December 2006.
- Dealings in the H Shares (stock code: 2006) on the Stock Exchange are expected to commence at 9:30 a.m. on Friday, 15 December 2006. H Shares will be traded in board lots of 2,000 H Shares.

APPLICATIONS RECEIVED AND ALLOCATION OF SHARES

The Directors announce that at the close of the application lists at 12:00 noon on Thursday, 7 December 2006, a total of 222,896 valid applications (including **electronic application instructions** given to HKSCC) have been received pursuant to the Hong Kong Public Offering for a total of 42,039,520,000 Hong Kong Offer Shares, equivalent to approximately 382 times the total number of 110,000,000 H Shares initially available for subscription under the Hong Kong Public Offering.

Of the 222,896 valid applications on **WHITE** and **YELLOW** Application Forms and by **electronic application instructions** given to HKSCC for a total of 42,039,520,000 Hong Kong Offer Shares, a total of 220,163 applications in respect of a total of 9,109,520,000 Hong Kong Offer Shares were for Hong Kong Offer Shares with an aggregate subscription amount based on the maximum offer price of HK$2.20 per H Share (excluding brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%) of HK$5 million or less (equivalent to approximately 166 times the total number of 55,000,000 H Shares initially available for allocation in pool A of the Hong Kong Public Offering), and a total of 2,733 applications in respect of a total of 32,930,000,000 Hong Kong Offer Shares were for Hong Kong Offer Shares with an aggregate subscription amount based on the maximum offer price of HK$2.20 per H Share (excluding brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%) of more than HK$5 million (equivalent to approximately 599 times the total number of 55,000,000 H Shares initially available for allocation in pool B of the Hong Kong Public Offering). A total number of 1,515 multiple applications and invalid applications have been rejected. No application for more than 50% of the H Shares initially being offered to the public for subscription under the Hong Kong Public Offering (that is, more than 55,000,000 Hong Kong Offer Shares) has been identified. Due to the over-subscription in the Hong Kong Public Offering, the clawback mechanism has been applied and the number of H Shares allocated to the Hong Kong Public Offering has been increased to 550,000,000 H Shares, representing 50% of the H Shares initially available under the Global Offering. The H Shares offered in the Hong Kong Public Offering were conditionally allocated on the basis set out in the paragraph headed "Basis of allotment under the Hong Kong Public Offering" below.

The Directors further announce that the H Shares initially offered under the International Placing have been very significantly over-subscribed. Due to the over-subscription in the Hong Kong Public Offering, the clawback mechanism has been applied and the number of H Shares allocated to the International Placing has been reduced to 550,000,000 H Shares, representing 50% of the H Shares initially available under the Global Offering.

In connection with the Global Offering, the Company has granted the Over-allotment Option to the International Underwriters which is exercisable by the Joint Global Coordinators (on behalf of the International Underwriters). Pursuant to the Over-allotment Option, the Joint Global Coordinators will have the right, exercisable at any time from the date of the International Underwriting Agreement up to 30 days from the last day for the lodging of applications under the Hong Kong Public Offering to require the Company to allot and issue up to an aggregate of 165,000,000 additional H Shares, representing 15% of the initial Offer Shares, at the Offer Price to cover over-allocations in the International Placing, if any. As at the date of this announcement, the Over-allotment Option has not been exercised. If the Over-allotment Option is exercised in full, the additional H Shares will represent approximately 3.6% of the Company's enlarged issued share capital following the completion of the Global Offering and the exercise of the Over-allotment Option. In the event that the Over-allotment Option is exercised, a press announcement will be made. The net proceeds of the Global Offering after deducting underwriting fees and expenses payable by the Company in relation to the Global Offering, at the Offer Price of HK$2.20 per H Share in the event that the Over-allotment Option is exercised in full, are approximately HK$2,644.2 million.

The Directors confirm that no Offer Shares have been allocated to applicants who are connected persons of the Company within the meaning of the Listing Rules and any existing shareholders of the Company or their associates. None of the sole Sponsor or any of the Underwriters has taken up any H Shares for its own benefit under the Global Offering.

An aggregate of 1,210,000,000 H Shares, representing approximately 27.5% of the issued share capital of the Company shall be issued to the public immediately after completion of the Global Offering (assuming the Over-allotment Option is not exercised). Of these 1,210,000,000 H Shares to be issued to the public upon completion of the Global Offering, 110,000,000 H Shares will be held by the SSF in accordance with the relevant PRC approvals. The Company confirms that after completion of the Global Offering, the number of H Shares in the hands of the public will satisfy the minimum percentage prescribed by Rule 8.08(1)(a) of the Listing Rules.

OFFER PRICE AND NET PROCEEDS OF THE GLOBAL OFFERING

The Offer Price has been determined at HK$2.20 per H Share (excluding brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%). The net proceeds of the Global Offering for the Company after deducting underwriting fees and expenses payable by the Company in relation to the Global Offering, at the Offer Price of HK$2.20 per H Share and assuming that the Over-allotment Option is not exercised at all, are estimated to be approximately HK$2,290.3 million (HK$2,644.2 million, if the Over-allotment Option is exercised in full).

BASIS OF ALLOTMENT UNDER THE HONG KONG PUBLIC OFFERING

Valid applications made by the public on **WHITE** and **YELLOW** Application Forms and by **electronic application instructions** given to HKSCC will be conditionally allotted on the basis set out below:

RESULTS OF APPLICATIONS MADE BY WHITE APPLICATION FORMS

The following are the identification document numbers (where supplied) of successful applicants using **WHITE** Application Forms and the number of Hong Kong Offer Shares conditionally allotted to them:

NO. OF H SHARES APPLIED FOR	NO. OF VALID APPLICATIONS	BASIS OF ALLOTMENT/BALLOT	APPROXIMATE PERCENTAGE ALLOTTED OF THE TOTAL NO. OF SHARES APPLIED FOR
POOL A			
2,000	89,389	8,939 out of 89,389 to receive 2,000 Shares	10.00%
4,000	26,557	4,780 out of 26,557 to receive 2,000 Shares	9.00%
6,000	13,594	3,263 out of 13,594 to receive 2,000 Shares	8.00%
8,000	5,357	1,500 out of 5,357 to receive 2,000 Shares	7.00%
10,000	21,320	3 out of 10 to receive 2,000 Shares	6.00%
12,000	4,353	1,436 out of 4,353 to receive 2,000 Shares	5.50%
14,000	2,163	265 out of 721 to receive 2,000 Shares	5.25%
16,000	2,061	283 out of 687 to receive 2,000 Shares	5.15%
18,000	2,235	1,016 out of 2,235 to receive 2,000 Shares	5.05%
20,000	14,371	7,114 out of 14,371 to receive 2,000 Shares	4.95%
30,000	5,855	852 out of 1,171 to receive 2,000 Shares	4.85%
40,000	4,404	2,041 out of 2,202 to receive 2,000 Shares	4.63%
50,000	6,108	2,000 Shares plus 611 out of 6,108 to receive additional 2,000 Shares	4.40%
60,000	2,150	2,000 Shares plus 13 out of 50 to receive additional 2,000 Shares	4.20%
70,000	857	2,000 Shares plus 343 out of 857 to receive additional 2,000 Shares	4.00%
80,000	913	2,000 Shares plus 475 out of 913 to receive additional 2,000 Shares	3.80%
90,000	1,069	2,000 Shares plus 663 out of 1,069 to receive additional 2,000 Shares	3.60%
100,000	6,075	2,000 Shares plus 4,253 out of 6,075 to receive additional 2,000 Shares	3.40%
200,000	3,502	6,000 Shares plus 350 out of 1,751 to receive additional 2,000 Shares	3.20%
300,000	1,711	8,000 Shares plus 856 out of 1,711 to receive additional 2,000 Shares	3.00%
400,000	1,063	10,000 Shares plus 638 out of 1,063 to receive additional 2,000 Shares	2.80%
500,000	1,515	12,000 Shares plus 758 out of 1,515 to receive additional 2,000 Shares	2.60%
600,000	589	14,000 Shares plus 118 out of 589 to receive additional 2,000 Shares	2.40%
700,000	248	14,000 Shares plus 87 out of 124 to receive additional 2,000 Shares	2.20%

NO. OF H SHARES APPLIED FOR	NO. OF VALID APPLICATIONS	BASIS OF ALLOTMENT/BALLOT	APPROXIMATE PERCENTAGE ALLOTTED OF THE TOTAL NO. OF SHARES APPLIED FOR
800,000	193	16,000 Shares plus 95 out of 193 to receive additional 2,000 Shares	2.12%
900,000	220	18,000 Shares plus 29 out of 110 to receive additional 2,000 Shares	2.06%
1,000,000	1,437	20,000 Shares plus 7 out of 1,437 to receive additional 2,000 Shares	2.00%
2,000,000	854	22,000 Shares plus 344 out of 427 to receive additional 2,000 Shares	1.18%
	220,163		
POOL B			
3,000,000	764	24,000 Shares plus 201 out of 382 to receive additional 2,000 Shares	0.84%
4,000,000	283	32,000 Shares plus 199 out of 283 to receive additional 2,000 Shares	0.84%
5,000,000	352	40,000 Shares plus 309 out of 352 to receive additional 2,000 Shares	0.84%
6,000,000	179	50,000 Shares plus 10 out of 179 to receive additional 2,000 Shares	0.84%
7,000,000	116	58,000 Shares plus 27 out of 116 to receive additional 2,000 Shares	0.84%
8,000,000	90	66,000 Shares plus 2 out of 5 to receive additional 2,000 Shares	0.84%
9,000,000	65	74,000 Shares plus 38 out of 65 to receive additional 2,000 Shares	0.84%
10,000,000	236	82,000 Shares plus 89 out of 118 to receive additional 2,000 Shares	0.84%
15,000,000	141	124,000 Shares plus 89 out of 141 to receive additional 2,000 Shares	0.84%
20,000,000	108	166,000 Shares plus 55 out of 108 to receive additional 2,000 Shares	0.84%
25,000,000	57	208,000 Shares plus 22 out of 57 to receive additional 2,000 Shares	0.84%
30,000,000	46	250,000 Shares plus 6 out of 23 to receive additional 2,000 Shares	0.84%
35,000,000	23	292,000 Shares plus 3 out of 23 to receive additional 2,000 Shares	0.84%
40,000,000	24	334,000 Shares plus 1 out of 24 to receive additional 2,000 Shares	0.84%
45,000,000	18	374,000 Shares plus 8 out of 9 to receive additional 2,000 Shares	0.84%
50,000,000	33	416,000 Shares plus 26 out of 33 to receive additional 2,000 Shares	0.84%
55,000,000	198	458,000 Shares plus 43 out of 66 to receive additional 2,000 Shares	0.84%
	2,733		

RESULTS OF APPLICATIONS MADE BY WHITE APPLICATION FORMS

The following are the identification document numbers (where supplied) of successful applicants using **WHITE** Application Forms and the number of Hong Kong Offer Shares conditionally allotted to them:

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
004248507	2,000	35610630	2,000	A0347437	2,000	A1586281	4,000	A2613088	4,000
01354747	208,000	35682803	2,000	A0353488	2,000	A1618760	16,000	A2626805	2,000
01756218	4,000	35709463	2,000	A0403124	2,000	A1623705	2,000	A2642746	2,000
01992862	2,000	35725554	2,000	A0405321	2,000	A1629886	2,000	A2646016	2,000
0243750	2,000	35868784	2,000	A0463887	2,000	A1637234	2,000	A2650145	2,000
04153758	18,000	36381713	2,000	A0466800	2,000	A1644311	4,000	A2651745	2,000
05082409	8,000	36437025	2,000	A0471227		A1668296	2,000	A2656585	2,000
05457741	24,000	36649121	2,000	B3045671	2,000	A166830A	2,000	A2663158	2,000
05982774	2,000	36653021	2,000	A0472193	2,000	A1676345	2,000	A2687243	2,000
06005171	2,000	36653021	2,000	A047515A	2,000	A1684828	2,000	A2689009	2,000
06005224	2,000	36653021	2,000	A0476385	10,000	A1684860	2,000	A2689963	2,000
06736144	8,000	36653021	2,000	A0483160	2,000	A1688033	2,000	A2712035	2,000
06768268	2,000	36704901	2,000	A0491341	2,000	A1695080	24,000	A2725870	2,000
07229255	20,000	36801036	2,000	A0500006	2,000	A170330A	2,000	A2729590	2,000
07236894	2,000	36801036	2,000	A0500723	2,000	A1705884	2,000	A273392A	2,000
07313915	2,000	36801036	2,000	A0505598	2,000	A1707879	2,000	A2734225	2,000
07785039	20,000	36801036	2,000	A0524320	2,000	A1724633	8,000	A273859A	2,000
08892118	2,000	36801036	2,000	A0536337	2,000	A1731230	2,000	A277250A	2,000
09440122	2,000	36801036	2,000	A0555064	2,000	A1734523	2,000	A2776882	4,000
09613882	2,000	430481197209029288	2,000	A0562559	2,000	A1762373	2,000	A2779938	2,000
10037538	2,000	4343151	2,000	A0566600	18,000	A1762764	6,000	A2790230	2,000
100764	26,000	440527196801191510	2,000	A0640207	2,000	A1767200	2,000	A279094A	2,000
10088872	2,000	482237	34,000	A0661581	2,000	A177214A	2,000	A2814075	2,000
1041935	2,000	5064417	2,000	A0663428	2,000	A1779179	4,000	A2820881	12,000
10427478	2,000	553010.	4,000	A0667709	2,000	A1779187	4,000	A2823953	2,000
10442759	2,000	610212562	2,000	A066937A	2,000	A1785969	2,000	A2828033	2,000
10838687	2,000	610309746	2,000	A0670963	2,000	A1793481	2,000	A2835382	2,000
11288649	2,000	610537844	2,000	A0690484	2,000	A1798343	2,000	A283789A	2,000
11548504	4,000	610557490	2,000	A0690492	2,000	A1804351	2,000	A2856363	2,000
11660635	2,000	610724152	2,000	A0706453	2,000	A1804505	4,000	A2866431	2,000
1175076	2,000	610812274	2,000	A0720375	4,000	A180906A	8,000	A2874582	2,000
12252514	2,000	610814513	2,000	A0730052	2,000	A1810629	2,000	A2890243	2,000
13537311	2,000	610905824	6,000	A0737901	2,000	A1812311	2,000	A2897272	2,000
13634593	2,000	610924184	2,000	A0738010	2,000	A1814667	2,000	A2912468	2,000
14158694	2,000	611105033	2,000	A0754784	4,000	A181876A	2,000	A2912867	2,000
14213405	6,000	611221548	2,000	A0755969	2,000	A1823321	14,000	A2913367	2,000
142203750	2,000	611349607	2,000	A0761284	2,000	A1823593	20,000	A2919640	2,000
14262632	34,000	611825781	2,000	A0762965	2,000	A1845910	2,000	A2927910	2,000
14377653	2,000	611946227	2,000	A0787968	2,000	A1861959	2,000	A2937134	2,000
14565474	2,000	612037166	2,000	A0788999	2,000	A18815507	2,000	A2945137	2,000
14700569	2,000	612214334	4,000	A0809937	2,000	A1916931	2,000	A2946648	2,000
14879485	2,000	612232754	2,000	A0814868		A1937076	2,000	A2947743	2,000
14962474	2,000	612367889	2,000	K2087790	2,000	A1939850	2,000	A2947997	4,000
15295282	4,000	612479464	2,000	A0815066	2,000	A1944706	2,000	A2950564	2,000
15705617	2,000	612907756	2,000	A0816895	8,000	A1945796	2,000	A2951919	2,000
161190	4,000	612947950	2,000	A0827447	4,000	A1949910	2,000	A2958158	2,000
16293087	20,000	613111662	2,000	A0829865	2,000	A1953829	2,000	A2958905	2,000
16706745	2,000	613332314	2,000	A0836713	2,000	A1969970	2,000	A296607A	2,000
17157127	2,000	613428379	2,000	A0839941	2,000	A1993146	2,000	A2967904	2,000
17181269	2,000	636617	2,000	A086623A	2,000	A2003336	2,000	A2977217	2,000
17259977	2,000	6997516	2,000	A0867791	2,000	A2005398	8,000	A3005340	2,000
17550589	4,000	701748957	2,000	A0868249	2,000	A2023248	2,000	A3009125	8,000
17734840	8,000	701754423	2,000	A0900659	2,000	A204010A	2,000	A301692A	2,000
17739468	2,000	702821757	2,000	A091960	2,000	A2047899	2,000	A3038222	2,000
17964877	2,000	704089355	2,000	A0921982	4,000	A2053759	2,000	A3042157	2,000
18530665	2,000	704352130	2,000	A0953884	2,000	A2060445	2,000	A3055925	2,000
18749527	50,000	704378290	2,000	A1064404	2,000	A2063525	2,000	A3055968	2,000
19159498	2,000	704784020	2,000	A1072768	82,000	A2066338	2,000	A3058711	2,000
19616765	2,000	704830828	2,000	A1106301	2,000	A2074195	2,000	A306732A	2,000
19983023	2,000	704839511	2,000	A1122102	12,000	A2110027	2,000	A3083767	2,000
19988201	2,000	705504475	2,000	A1147253	2,000	A2112933	2,000	A3086758	2,000
20045985	2,000	705658640	2,000	A1167505	2,000	A2122408	2,000	A3108395	2,000
20052354	2,000	710542220	2,000	A1181036	2,000	A2149713	2,000	A3111698	2,000
20270865	2,000	728793	2,000	A1190000	2,000	A2159077	2,000	A3114336	2,000
20463660	2,000	750121411	2,000	A1192704	2,000	A2160377	2,000	A3117904	2,000
20613229	2,000	750291107	2,000	A1196858	2,000	A2168017	2,000	A311798A	2,000
20646975	2,000	751110642	2,000	A1201282	6,000	A2177342	2,000	A3118838	2,000
21344449	2,000	751200313	2,000	A1202890	2,000	A2179191	2,000	A3126016	2,000
21394428	14,000	751337393	2,000	A120382A	2,000	A2193321	2,000	A3128698	2,000
21981542	2,000	751344706	2,000	A1223537	2,000	A220708A	2,000	A3129333	2,000
22096548	2,000	751345551	2,000	A1232544	2,000	A2207306	2,000	A3130552	2,000
22153524	2,000	751352256	2,000	A1235713	2,000	A2215600	2,000	A314197A	2,000
30157265	2,000	751405215	2,000	A1240784	2,000	A221826A	2,000	A3145363	2,000
30691091	2,000	751414140	2,000	A124464A	2,000	A2218278	2,000	A3155563	2,000
31031335	2,000	751422694	2,000	A1262486	2,000	A2230472	2,000	A3156861	2,000
31144922	2,000	751431665	2,000	A1275928	2,000	A223429A	2,000	A3160052	2,000
31408213	2,000	751435140	2,000	A1282606	2,000	A2243485	2,000	A3160923	2,000
31839169	2,000	751437403	2,000	A1298847	2,000	A2264253	2,000	A3186078	2,000
31888786	2,000	752011543	2,000	A1366621	4,000	A2267341	2,000	A3186329	2,000
32144119	2,000	761016135	2,000	A1368551	2,000	A2268070	2,000	A3186418	2,000
32804284	2,000	790127946	2,000	A1370033	2,000	A229988A	4,000	A3197959	4,000
32804284	2,000	8775209	2,000	A1372605	2,000	A230997	2,000	A3221825	
32804284	2,000	88901	24,000	A1380780	2,000	A2323721	2,000	A3221833	2,000
32804284	2,000	916078	2,000	A138185A		A2344834	2,000	A3232436	2,000
32804284	2,000	9400007	2,000	A350536A	2,000	A2348694	2,000	A3250779	24,000
32804284	2,000	A0021183	2,000	A1392371	2,000	A2355062	2,000	A3257668	2,000
32804284	2,000	A0040900	2,000	A139787A	2,000	A2363782	2,000	A3260340	2,000
33035098	20,000	A0094393	2,000	A140180A	2,000	A2373672	2,000	A3264400	2,000
3314331	2,000	A0130535	2,000	A1403217	4,000	A2385697	2,000	A3270117	2,000
33147299	2,000	A0132732	2,000	A1416963	2,000	A2403199	2,000	A3270184	2,000
33902049	2,000	A0176004	4,000	A1422386	2,000	A242403A	2,000	A3277073	2,000
33902049	2,000	A0181865	2,000	A1433116	2,000	A2435759	2,000	A3278207	2,000
33902049	2,000	A0194460	2,000	A1481676	2,000	A2453803	2,000	A3281704	2,000
33902049	2,000	A0214755		A150028A	2,000	A248329A	2,000	A3284789	2,000
33902049	2,000	A4712903	2,000	A1515295	2,000	A2506079	2,000	A3297406	2,000
34623070	2,000	A0217584	2,000	A1519061	2,000	A2518867	2,000	A3302132	4,000
34623070	2,000	A0229841	2,000	A1520795	2,000	A2522082	2,000	A3305964	2,000
34623070	2,000	A0248153	2,000	A152328A	2,000	A2546038	2,000	A3324934	2,000
34623070	2,000	A0253971	2,000	A152524A	2,000	A254633A	2,000	A3335898	2,000
34623070	2,000	A025725A	4,000	A1541679	2,000	A2554553	2,000	A3338978	2,000
34687886	2,000	A0257861	2,000	A1543736	2,000	A2557730	2,000	A3347713	2,000
34910863	2,000	A030021A	2,000	A1553235	4,000	A256723A	2,000	A3350064	2,000
35068267	2,000	A0319212	2,000	A1559683	2,000	A2576352	4,000	A3361139	20,000
35332343	2,000	A0347313	4,000	A1580259	2,000	A2584339	2,000	A3366254	2,000

Identification document number	Number of Hong Kong Offer Shares allotted
A3390295	2,000
A3441027	2,000
A345160A	2,000
A3454048	2,000
A3466399	2,000
A3470124	4,000
A3470132	4,000
A3483048	2,000
A349127A	2,000
A3497790	2,000
A3524437	2,000
A3535838	2,000
A3539787	2,000
A3540033	2,000
A3542206	2,000
A3554271	2,000
A3555316	2,000
A3573276	2,000
A3579825	2,000
A3587048	2,000
A3587315	2,000
A3610058	4,000
A3624423	2,000
A3634380	2,000
A3657062	2,000
A3668498	2,000
A3677454	2,000
A3682873	2,000
A3689339	2,000
A3698842	2,000
A3700081	2,000
A3714414	2,000
A3719203	2,000
A3728954	2,000
A3739174	2,000
A3739336	2,000
A3741020	2,000
A3750178	2,000
A3751689	2,000
A3752731	2,000
A3782274	2,000
A3790625	2,000
A3791788	2,000
A3798332	2,000
A3806807	2,000
A3813927	2,000
A3818864	2,000
A3825895	2,000
A3844822	2,000
A3858440	2,000
A3862081	2,000
A386792A	2,000
A38699981	2,000
A3896830	2,000
A3904612	2,000
A3909258	2,000
A3931539	4,000
A3932802	2,000
A3947346	2,000
A3954873	2,000
A3969447	10,000
A3976966	2,000
A3998692	2,000
A4007878	2,000
A4018683	2,000
A4025604	2,000
A4070413	2,000
A4075903	2,000
A4092263	2,000
A4100835	2,000
A4102684	2,000
A4112957	2,000
A4113740	2,000
A4123347	2,000
A412601A	2,000
A413215A	2,000
A4151030	2,000
A4172704	2,000
A4182629	2,000
A4195747	2,000
A4197715	2,000
A4209535	4,000
A4229838	2,000
A4240378	2,000
A424225	
A424224	2,000
A4268868	2,000
A4290987	10,000
A4306417	4,000
A4361787	2,000
A4361795	2,000
A4362635	2,000
A4362643	2,000
A4362694	2,000
A4385287	2,000
A439393A	2,000
A4424312	2,000
A4433435	2,000
A4447053	2,000
A4466511	2,000
A4477599	2,000
A4486008	2,000
A4507544	2,000
A4546779	2,000
A4554453	2,000
A4574144	2,000
A4576384	2,000
A4606461	2,000
A460891A	2,000
A4640740	2,000
A4648148	14,000
A4658224	2,000
A4666405	2,000
A4668831	2,000
A4669854	2,000
A467131A	2,000
A4671328	4,000
A4671816	2,000
A4678586	2,000
A471650A	2,000
A4730235	2,000
A473706A	2,000
A4745887	2,000
A4762676	2,000
A4766183	2,000
A4768585	2,000
A4774860	2,000
A4778769	2,000
A4779390	4,000
A4782715	2,000
A4782723	2,000
A4783436	2,000
A4789590	2,000
A4792443	
A8926002	2,000
A4792893	2,000
A4799766	2,000
A4800977	2,000
A4804271	2,000
A4806509	2,000
A4817446	2,000
A4837285	2,000
A4853167	2,000
A4862344	2,000
A4862689	2,000
A4870525	2,000
A4875233	2,000
A4883546	4,000
A4887746	2,000
A4887797	2,000
A4891824	2,000
A4892278	2,000
A4893835	2,000
A4895161	2,000
A4900866	2,000
A4900874	2,000
A4903458	2,000
A4916312	2,000
A4919966	
D2656028	2,000
A4920034	2,000
A4928035	4,000
A4930420	2,000
A4940264	2,000
A4960419	2,000
A4966441	2,000
A498573A	2,000
A4986132	2,000
A4989719	2,000
A500549	2,000
A5005534	2,000
A5007987	2,000
A5008703	2,000
A5010066	12,000
A5010570	2,000
A5013030	2,000
A5018296	2,000
A5019721	2,000
A5058565	2,000
A5063003	2,000
A5070069	2,000
A5094731	2,000
A507782A	2,000
A5102504	2,000
A511418A	2,000
A5117715	2,000
A5119769	2,000
A5127125	2,000
A5136906	2,000
A5141179	4,000
A5148866	2,000
A5150623	2,000
A5156435	2,000
A5171078	2,000
A5175553	2,000
A5177955	2,000
A5194825	2,000
A5204278	2,000
A5228754	2,000
A523021A	2,000
A5230716	2,000
A5231690	2,000
A5238210	2,000
A5242609	2,000
A5258939	2,000
A5260682	2,000
A5262057	2,000
A5266184	2,000
A5266648	2,000
A5268055	2,000
A5268748	2,000
A5269000	2,000
A5275132	4,000
A5297055	2,000
A5310752	2,000
A5311511	2,000
A5317803	2,000
A5320103	2,000
A5335232	2,000
A5342689	8,000
A5350150	2,000
A5354857	2,000
A5361071	8,000
A5393704	2,000
A5397599	2,000
A5399672	4,000
A5402142	2,000
A5415651	2,000
A5426823	2,000
A5437000	2,000
A5460436	2,000
A5505863	2,000
A5534537	2,000
A5536815	2,000
A5537838	2,000
A5538672	2,000
A5544737	2,000
A5579492	2,000
A558626A	2,000
A5598977	2,000
A5605485	4,000
A5613585	2,000
A5616371	2,000
A5627861	10,000
A563311A	2,000
A5648923	2,000
A5653749	2,000
A5670503	2,000
A5672522	2,000
A5700798	2,000
A5708802	2,000
A571649A	2,000
A5725103	2,000
A5731758	2,000
A5742458	2,000
A5750566	4,000
A5760855	2,000
A5770486	2,000
A5774333	2,000
A5777480	2,000
A578150A	2,000
A578780A	2,000
A579038A	2,000
A5810976	2,000
A5819396	2,000
A5835820	2,000
A5841286	2,000
A5871223	2,000
A5874125	2,000
A5883200	2,000
A5895599	2,000
A5897419	2,000
A5906353	2,000
A5911411	2,000
A5923312	2,000
A5924289	2,000
A5924750	2,000
A5936635	2,000
A5942791	4,000
A5943038	2,000
A5943267	2,000
A5954900	2,000
A5960080	2,000
A5961206	4,000
A5969673	2,000
A5974286	2,000
A5974502	2,000
A5984915	2,000
A5987221	2,000
A5990508	4,000
A5993574	2,000
A6017250	2,000
A6031598	2,000
A6032454	2,000
A6039017	2,000
A604326A	2,000
A604360A	2,000
A6047869	2,000
A6051068	2,000
A6052315	2,000
A6052900	2,000
A6070925	2,000
A6074416	6,000
A6084594	2,000
A6086287	2,000
A6092953	2,000
A6103343	4,000
A6128478	2,000
A6130928	2,000
A6147804	2,000
A6147995	2,000
A6153553	2,000
A6168801	2,000
A6174348	2,000
A6182030	2,000
A6191196	2,000
A6191382	2,000
A6198808	2,000
A6202449	4,000
A6205642	2,000
A621370A	2,000
A6244311	2,000
A6263286	84,000
A6266269	2,000
A6266498	4,000
A6294535	2,000
A6296230	4,000
A6333438	2,000
A6334876	2,000
A634216A	2,000
A6342720	4,000
A6345126	2,000
A6347498	2,000
A6356691	2,000
A6357701	2,000
A6375521	2,000
A6386884	2,000
A6392930	2,000
A640324A	2,000
A6422937	2,000
A6425642	2,000
A6431987	2,000
A6433750	2,000
A6436113	2,000
A6439775	2,000
A6454642	2,000
A6458451	2,000
A645992A	2,000
A646916A	2,000
A6496485	2,000
A6509013	2,000
A6517636	2,000
A6529170	2,000
A6551338	2,000
A6558073	2,000
A6558081	2,000
A6564782	6,000
A6572289	2,000
A6581849	2,000
A6609093	2,000
A6614364	2,000
A6629329	2,000
A6629477	12,000
A6633199	2,000
A6636635	2,000
A6641515	2,000
A6643208	2,000
A6644042	2,000
A664901A	2,000
A6651596	2,000
A6652274	2,000
A6654773	2,000
A6656423	2,000
A6657012	2,000
A6662911	4,000
A6670825	2,000
A6686748	2,000
A6693035	2,000
A6697596	2,000
A6698290	2,000
A6701291	2,000
A6707648	2,000
A6710037	2,000
A6710053	2,000
A6712196	2,000
A6728319	2,000
A6734998	2,000
A6739299	2,000
A6742524	2,000
A6756592	2,000
A6761766	2,000
A6778405	2,000
A6783883	2,000
A6785185	2,000
A6791622	4,000
A6799003	2,000
A6800877	2,000
A6805801	2,000
A6805836	4,000
A6810775	2,000
A6811097	2,000
A6825853	
A6825845	4,000
A6834771	2,000
A6835034	6,000
A6837053	2,000
A6839781	2,000
A6839846	2,000
A684467A	12,000
A6848276	2,000
A6853601	2,000
A6875605	2,000
A6876709	2,000
A6882113	2,000
A6882695	2,000
A6891465	2,000
A6893662	2,000
A6893727	2,000
A690415A	4,000
A6908503	2,000
A6909143	2,000
A6909372	4,000
A6911741	2,000
A6916948	2,000
A6918894	2,000
A692262A	2,000
A6923367	2,000
A6924231	2,000
A6926218	2,000
A6931114	2,000
A6937570	2,000
A6947274	2,000
A6952154	2,000
A6952782	2,000
A6962214	2,000
A6964454	4,000
A6965248	2,000
A6967704	2,000
A6976673	2,000
A6977912	2,000
A697932A	2,000
A6983017	2,000
A698823A	4,000
A6989775	2,000
A6990900	2,000
A6991516	2,000
A6995694	24,000
A6996453	2,000
A7002036	2,000
A7005183	2,000
A7009480	2,000
A7014662	2,000
A7021634	2,000
A7028876	2,000
A7029473	2,000
A7035023	2,000
A7038758	2,000
A7040787	2,000
A7047269	2,000
A704958A	2,000
A7055253	2,000
A7056357	2,000
A7058074	2,000
A7062918	12,000
A708217A	2,000
A7083532	2,000
A7084768	2,000
A7089891	2,000
A712543A	2,000
A7130751	2,000
A7132401	2,000
A713546A	2,000
A7147700	20,000
A715152A	2,000
A7157978	6,000
A7168287	2,000
A7170729	2,000
A7186404	2,000
A7197686	2,000
A7203953	2,000
A7210259	2,000
A7216591	2,000
A7227062	2,000
A7246393	2,000
A7259762	2,000
A7260485	2,000
A7260566	2,000
A7261783	2,000
A7264332	2,000
A7270642	2,000
A7276896	2,000
A7283892	2,000
A7286603	4,000
A7294134	2,000
A7295793	2,000
A7302633	2,000
A730265A	2,000
A7304245	2,000
A7312213	2,000
A731786A	2,000
A7319595	2,000
A7320895	2,000
A7321794	2,000
A7321808	2,000
A732646A	2,000
A7330947	2,000
A7344654	2,000
A7345782	2,000
A7346991	2,000
A7347769	2,000
A7354137	2,000
A7357489	2,000
A7363330	2,000
A7366259	2,000
A7378702	2,000
A737958A	2,000
A7383161	2,000
A7415977	12,000
A7427517	2,000
A743002A	4,000
A74347432	2,000
A7436257	2,000
A7450659	2,000
A7456134	2,000
A745719A	2,000
A7460697	2,000
A746451A	4,000
A746529A	2,000
A7465591	2,000
A7467942	2,000
A7473276	2,000
A7482674	2,000
A7484251	2,000
A7487587	2,000
A7489652	2,000
A749575A	2,000
A7498295	4,000
A7507669	2,000
A7508541	2,000
A7516501	2,000
A7517052	2,000
A7518660	2,000
A7523176	2,000
A7551773	2,000
A7554659	4,000
A7561035	4,000
A7561175	2,000
A756736A	2,000
A7567556	2,000
A7576725	2,000
A758146A	
A6590929	2,000
A7585325	2,000
A7591392	2,000
A7595827	2,000
A7601975	2,000
A7602327	2,000
A7604575	2,000
A760463A	2,000
A7608279	6,000
A7614716	2,000
A7619025	2,000
A7619734	2,000
A762164A	2,000
A7624169	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
A7624398	2,000	A8104258	2,000	A8442633	4,000	A8719872	2,000	A9048254	2,000
A762620A	2,000	A8110207	2,000	A8443729	2,000	A8720188	2,000	A9048866	2,000
A7628059		A8116248	2,000	A8446035	2,000	A8721834	2,000	A9057040	2,000
E6556182	2,000	A8120113	2,000	A8451535	2,000	A8729517	2,000	A9058349	2,000
A7631459	2,000	A8123260	2,000	A8451853	2,000	A8730981	2,000	A9059558	4,000
A7632587	2,000	A8125727	2,000	A8458718	2,000	A873815A	2,000	A9067089	2,000
A7641632	20,000	A8126154	2,000	A8460259	2,000	A8738206	4,000	A9067623	2,000
A7643015	2,000	A8135714	2,000	A8465404	2,000	A8738966	2,000	A9070691	2,000
A7643317	2,000	A8135900	2,000	A8469299	2,000	A8746640	2,000	A907297A	2,000
A764657A	2,000	A8136702	2,000	A847506A	2,000	A8748198	4,000	A9078099	2,000
A765713A	2,000	A8138748	2,000	A8475073	2,000	A8748538	10,000	A9079478	6,000
A7665728	2,000	A8140297	2,000	A8475159	2,000	A8751717	2,000	A9079958	2,000
A7666740	2,000	A8141927	2,000	A8475337	2,000	A8752993	4,000	A9080166	2,000
A7669049	2,000	A8144721	4,000	A8477127	2,000	A8755992	2,000	A9080514	2,000
A7678765	2,000	A8146821	14,000	A8479669	2,000	A876651A	4,000	A9084935	4,000
A7684285	2,000	A8147097	2,000	A8481167	2,000	A8768245	2,000	A9088361	2,000
A768482A	2,000	A8148301	2,000	A8483526	2,000	A8769829	2,000	A9089538	2,000
A7695457	2,000	A8149480	4,000	A8485030	2,000	A877265A	2,000	A9089643	2,000
A7699282	2,000	A8150152	2,000	A8486576	2,000	A8774911	2,000	A9090617	2,000
A7702518	2,000	A8167055	2,000	A8486770	2,000	A877878A	2,000	A9095937	2,000
A7708370	2,000	A8178545	2,000	A8488188	8,000	A8779301	2,000	A9102313	2,000
A7713552	2,000	A818491A	2,000	A8490220	2,000	A8781268	2,000	A9102569	2,000
A7722330	2,000	A8185932	2,000	A8494862	2,000	A8788734	2,000	A9103107	2,000
A772287A	2,000	A819074A	2,000	A8495605	2,000	A878884A	2,000	A9103689	2,000
A7722926	2,000	A8190766	2,000	A8498043	2,000	A879212A	2,000	A9106564	2,000
A7727316	2,000	A819334A	2,000	A8499821	4,000	A8793029	2,000	A9107129	2,000
A7730988	2,000	A819463A	2,000	A850115A	2,000	A8794823	2,000	A9107625	2,000
A7734029	2,000	A8194885	4,000	A8502067	2,000	A8795668	2,000	A9114753	2,000
A7736137	2,000	A8200400	2,000	A8502563	2,000	A879596A	2,000	A9116667	2,000
A7736153	2,000	A8201644	2,000	A8504418	2,000	A8799167	20,000	A9117078	4,000
A7738660	2,000	A8202357	2,000	A8508189	2,000	A8806449	2,000	A9117779	2,000
A7743064	2,000	A8208274	2,000	A8510086	2,000	A8809472	4,000	A9120141	2,000
A7745438	2,000	A8208444	2,000	A8510256	2,000	A8813070	2,000	A9121164	2,000
A7748410	2,000	A8209203	4,000	A8511104	2,000	A8816185	2,000	A9122055	2,000
A7751314	2,000	A8211100	2,000	A8514529	2,000	A8817017	2,000	A9124554	2,000
A7755336	4,000	A8211542	2,000	A851684A	4,000	A8817270	2,000	A9129874	2,000
A7761921	2,000	A8212476	2,000	A8520006	2,000	A8817653	2,000	A9132336	2,000
A7762308	2,000	A8215238	2,000	A8522637	2,000	A8820573	2,000	A9132360	2,000
A7764653	2,000	A821732A	12,000	A8522955	2,000	A8826164	2,000	A9133561	2,000
A7766044	2,000	A8220932	2,000	A8538339	2,000	A8827519	2,000	A9135912	2,000
A7775299	2,000	A8220967	2,000	A8541143	2,000	A8828566	2,000	A9138008	2,000
A7780144	2,000	A8222994	2,000	A8541666	2,000	A8831249	4,000	A9138571	2,000
A7785731	2,000	A8231470	2,000	A8552595	2,000	A8831281	2,000	A9139799	2,000
A778641A	2,000	A8231713	2,000	A8553729	4,000	A8832067	2,000	A914220A	2,000
A7789001	4,000	A8234089	2,000	A8556701	2,000	A8832121	2,000	A914234A	2,000
A7797187	2,000	A8238564	2,000	A8557775	2,000	A8835066	2,000	A9145993	2,000
A7801117	2,000	A8240631	4,000	A8561861	2,000	A8839649	2,000	A9146620	2,000
A7803381	2,000	A8258603	2,000	A8563244	2,000	A884331A	2,000	A9150105	2,000
A7806194	2,000	A8265405	2,000	A8566707	2,000	A8845290	2,000	A9153139	2,000
A7806755	2,000	A8266940	2,000	A8568459	2,000	A8847579	2,000	A9153222	2,000
A7808014	2,000	A827451A	2,000	A857162A	2,000	A8847978	2,000	A9154933	2,000
A7811880	2,000	A8278574	4,000	A8577202	2,000	A8850200	2,000	A9157053	2,000
A7812666	2,000	A8279856	2,000	A8579612	2,000	A8851185	2,000	A9165552	4,000
A7816076	2,000	A8280099	2,000	A8581501	2,000	A8851339	2,000	A916789A	2,000
A7820553	4,000	A8280161	2,000	A8581943	2,000	A8852610	2,000	A9169140	2,000
A7821525	2,000	A8286895	2,000	A8581951	2,000	A8860540	2,000	A9178239	2,000
A7831520	4,000	A8288073	2,000	A8582583	2,000	A8877281	2,000	A9186312	2,000
A7834287	2,000	A8288154	2,000	A8586996	2,000	A8880347	2,000	A9191782	2,000
A7837405	2,000	A8292542	2,000	A8593771	2,000	A8881319	2,000	A9202733	2,000
A7849950	2,000	A8295274	2,000	A8594433	2,000	A8882943	2,000	A9205562	2,000
A7856647	2,000	A8297102	2,000	A8595847	2,000	A8884520	2,000	A9207530	2,000
A7861691	4,000	A8301975	2,000	A8604897	4,000	A8887333	2,000	A9208669	2,000
A7863821	2,000	A8307221	2,000	A8604951	2,000	A8887880	2,000	A9211236	2,000
A7866766	2,000	A831337A	2,000	A8608809	2,000	A8895581	2,000	A9214723	4,000
A7868998	2,000	A831340A	2,000	A8613209	4,000	A8902375	12,000	A9216432	2,000
A7870941	2,000	A8314317	2,000	A8614752	2,000	A8905420	2,000	A9216521	2,000
A7884683	4,000	A8314708	2,000	A8618871	2,000	A8912648	2,000	A9218109	2,000
A7900069	2,000	A8322832	2,000	A8619436	2,000	A8913954	2,000	A9219237	
A7903009	2,000	A8323235	2,000	A8624162	2,000	A8915221	2,000	A7163447	2,000
A7903254	2,000	A8325610	2,000	A8625274	2,000	A8916570	2,000	A9219636	2,000
A7908493	2,000	A8327729	2,000	A8631053	2,000	A891876A	2,000	A9219709	2,000
A7923727	2,000	A8334679	2,000	A8631908	2,000	A8920314	2,000	A9223773	2,000
A7923808	2,000	A8338658	2,000	A8632564	2,000	A8920624	2,000	A9223846	2,000
A7925053	2,000	A8341586	2,000	A8634583	2,000	A8925383	2,000	A923239A	2,000
A7941857	2,000	A8344364	2,000	A8636780	4,000	A8927351	2,000	A9235542	2,000
A7946689	2,000	A8347754	2,000	A8638821	2,000	A8930042	2,000	A9235623	2,000
A7950937	2,000	A8347894	2,000	A8640591	2,000	A8932231	2,000	A9239084	2,000
A7952158	2,000	A834805A	2,000	A8641938	2,000	A8932630	2,000	A9243561	2,000
A7954495	2,000	A834934A	2,000	A8642985	2,000	A893434A	2,000	A9251157	2,000
A7955467	2,000	A8349935	2,000	A8644201	2,000	A8942989	2,000	A9256647	2,000
A7959616	2,000	A8350607	2,000	A8647618	2,000	A8943268	2,000	A9259808	2,000
A7961165	4,000	A835078A	2,000	A8649181	2,000	A8944787	2,000	A9260970	2,000
A7965969	2,000	A8351972	2,000	A8650724	2,000	A8947239	2,000	A9261497	2,000
A7967589	2,000	A8354424	2,000	A8653189	2,000	A8947344	2,000	A9266316	2,000
A7969700	2,000	A8355005	2,000	A8656005	2,000	A8947743	2,000	A9269994	2,000
A7972787	2,000	A8355900	2,000	A8657303	2,000	A8948030	2,000	A9274947	2,000
A7980496	2,000	A8359000	8,000	A8660398	2,000	A8953581	6,000	A9279086	2,000
A799120A	2,000	A8364012	2,000	A8660568	2,000	A895894A	2,000	A9282028	2,000
A8003109	2,000	A8365248	2,000	A8661114	2,000	A8959997	4,000	A9288654	2,000
A8007651	2,000	A8369235	2,000	A8665128	2,000	A896009A	2,000	A9289138	4,000
A8008631	4,000	A8370128	2,000	A8665276	2,000	A8960782	2,000	A9291426	4,000
A8010415	2,000	A8379133	2,000	A8665829	2,000	A8963714	2,000	A9291469	2,000
A8012612	2,000	A8381804	2,000	A8668925	2,000	A8969348	2,000	A9291922	2,000
A8020933	2,000	A838529A	2,000	A8669859	2,000	A8971059	2,000	A9296509	2,000
A8021085	2,000	A8385710	2,000	A8671160	2,000	A8976298	2,000	A9307314	2,000
A8023223	2,000	A839289A	2,000	A8674909	2,000	A8978312	2,000	A930854A	2,000
A8026486	2,000	A8393330	2,000	A8676014	4,000	A8981801	2,000	A9308566	2,000
A8027873	2,000	A8393462	2,000	A8676189	2,000	A8987575	2,000	A9308736	2,000
A8030580	2,000	A8395120	2,000	A8676863	2,000	A8992935	2,000	A9311753	2,000
A8032397	2,000	A8396577	2,000	A8678610	2,000	A900155A	2,000	A9316003	2,000
A8034551	2,000	A8397190	2,000	A8683002	2,000	A9001623	2,000	A9317727	2,000
A8040616	2,000	A8399444	2,000	A8686664	2,000	A9010990	2,000	A9322518	2,000
A8049877	6,000	A8399835	2,000	A8687032	16,000	A9012799	4,000	A9322615	2,000
A8051804	2,000	A8400280	2,000	A8688454	2,000	A9020112	2,000	A9330219	2,000
A8059945	2,000	A8404375	2,000	A8688861	2,000	A902360A	2,000	A9331967	2,000
A8060528	2,000	A8405355	2,000	A8688942	2,000	A902553A	4,000	A9335849	2,000
A8066097	2,000	A8409717	2,000	A8696090	2,000	A9029365	8,000	A9336853	2,000
A8071007	2,000	A8416462	2,000	A8701094	2,000	A9030304	2,000	A933883A	2,000
A8074855	2,000	A8419410	2,000	A8706444	2,000	A9031734	2,000	A9339429	2,000
A8079359	2,000	A8423817	2,000	A870848A	2,000	A9034121	2,000	A9340575	2,000
A8082246	4,000	A8428967	2,000	A8711774	2,000	A9035993	2,000	A9341229	2,000
A8088244	2,000	A8431119	2,000	A8712401	2,000	A9038151	4,000	A934175A	2,000
A8093930	2,000	A8437273	2,000	A8714196	2,000	A9043317	2,000	A9347243	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
A934886A	2,000	A972201A	2,000	B0426313	2,000	B1939438	2,000	B3366796	2,000
A9349459	2,000	A9729308	2,000	B044673A	2,000	B1946620	2,000	B3387726	2,000
A9353316	2,000	A9730438	2,000	B045693A	2,000	B1962219	2,000	B3388609	2,000
A936	2,000	A9731752	2,000	B0458088	2,000	B19700335	6,000	B3394374	2,000
A9360917	2,000	A9731795	2,000	B045919A	2,000	B1995540	2,000	B3407468	2,000
A9361270	2,000	A9732635	2,000	B0463677	2,000	B1995559	2,000	B3420561	2,000
A9362250	2,000	A9736584	2,000	B0468814	2,000	B2012702	2,000	B3422041	2,000
A936279A	2,000	A9738994	2,000	B0468857	2,000	B2022511	2,000	B3425873	2,000
A9374968	2,000	A9741456	2,000	B0485972	2,000	B2038426	2,000	B3455691	2,000
A9386478	2,000	A9742843	2,000	B0513666	2,000	B2089217	2,000	B3459913	2,000
A9388861	2,000	A9744544	4,000	B0519931	2,000	B2089519	2,000	B3468289	2,000
A9390564	2,000	A9749341	2,000	B0520166	2,000	B2097805	2,000	B3474483	2,000
A9396430	2,000	A9756542	2,000	B0576676	2,000	B2101462	2,000	B3476281	6,000
A9398360	2,000	A9756666	2,000	B0585500	2,000	B2101845	2,000	B3491639	2,000
A9405391	2,000	A9761090	2,000	B0597525	2,000	B2104321	2,000	B352779A	
A9407750	2,000	A9766629	2,000	B060713A	6,000	B2109129	2,000	B9352096	2,000
A9408366	4,000	A9772238	2,000	B060906A	2,000	B2109137	2,000	B3543671	2,000
A941286A	2,000	A9773234	8,000	B0616619	2,000	B2116540	2,000	B3555416	2,000
A9415176	2,000	A9774001	2,000	B0626665	2,000	B2116885	2,000	B3570423	2,000
A9419767	2,000	A9779976	6,000	B063269A	2,000	B2124497	2,000	B3572922	2,000
A942048A	2,000	A9780869	2,000	B0634056	2,000	B2124748	2,000	B3579684	2,000
A9421877	2,000	A9782543	2,000	B0640897	2,000	B2143890	2,000	B3580313	2,000
A9427042	2,000	A9790775	2,000	B0663625	14,000	B215406A	4,000	B3583231	2,000
A9429533	2,000	A9793111	2,000	B0691904	2,000	B2154078	2,000	B3583738	2,000
A9429819	2,000	A9794312	2,000	B0718268	2,000	B220301A	6,000	B3589124	2,000
A944009A	2,000	A9795556	2,000	B072151A	2,000	B2211055	2,000	B3597690	2,000
A9442629	2,000	A9801076	2,000	B0735375	2,000	B2240853	2,000	B3603372	2,000
A9459130	2,000	A9815468	2,000	B074062A	2,000	B2241787	2,000	B3605200	2,000
A947539A	2,000	A9815506	6,000	B074319A	2,000	B2257403	2,000	B3648112	2,000
A9479360	2,000	A9819870	2,000	B0753977	2,000	B2262318	2,000	B3650478	2,000
A9480520	2,000	A9824122	2,000	B076202A	2,000	B2292969	2,000	B3664754	2,000
A948111A	2,000	A9826931	2,000	B0775636	2,000	B2323015	2,000	B3681845	2,000
A9491859	2,000	A9827628	2,000	B0775644	2,000	B2325344	2,000	B3702400	2,000
A9495552	4,000	A9829736	2,000	B0784791	2,000	B2337342	2,000	B3703326	2,000
A9495595	2,000	A9843534	2,000	B0789386	2,000	B2357459	2,000	B3706171	2,000
A9505140	2,000	A9847920	2,000	B0814623		B2382437	2,000	B3711949	2,000
A9509537	2,000	A9850204	2,000	B1575363	2,000	B2395717	2,000	B3716711	2,000
A951753A	2,000	A9850581	2,000	B0826605	2,000	B2399704	2,000	B3722770	2,000
A9518889	2,000	A9855397	2,000	B0826710	2,000	B2402292	2,000	B374684A	2,000
A9524404	4,000	A9858701	2,000	B0861648	2,000	B2418636	2,000	B3859067	2,000
A9524455	2,000	A9864728	2,000	B086311A	2,000	B2418997	2,000	B388567A	2,000
A9527837	2,000	A9865546	4,000	B0884419	2,000	B245019A	2,000	B3887338	2,000
A9527845	20,000	A9865589	2,000	B0890745	2,000	B2487506	2,000	B3892684	
A9529066	2,000	A9866712	2,000	B0928327	2,000	B2490183	2,000	B3670339	2,000
A9537360	2,000	A9869614	2,000	B0951981	2,000	B2492720	2,000	B3917083	2,000
A9539800	2,000	A9871341	2,000	B0956045	2,000	B2497404	2,000	B3920971	2,000
A9540752	2,000	A9875851	2,000	B0956525	2,000	B2517766	2,000	B3934956	2,000
A9541899	2,000	A9879660	2,000	B100921A	6,000	B2533354	2,000	B3947691	2,000
A955043A	4,000	A9879946	2,000	B1062994	2,000	B2535489	2,000	B395549A	4,000
A9551746	2,000	A9882203	2,000	B1070318	2,000	B2536469	2,000	B3997303	2,000
A9553617	2,000	A9885970	2,000	B1075263	2,000	B2563717	2,000	B4004391	2,000
A9557310	2,000	A9888872	2,000	B1084793	2,000	B2566066	2,000	B4013676	2,000
A9558015	2,000	A9889216	2,000	B110736A	2,000	B2591478	2,000	B402502A	2,000
A9566239	2,000	A9890788	2,000	B1136645	2,000	B2607285	6,000	B4030864	2,000
A9566336	4,000	A9892225	2,000	B1137471	2,000	B2639810	8,000	B4031992	2,000
A9569823	2,000	A9894201	2,000	B1163715	2,000	B2652000	2,000	B4032549	2,000
A9572875	2,000	A9894880	2,000	B1169179	10,000	B2661700	6,000	B4039225	2,000
A957293A	4,000	A9901828	2,000	B118691	2,000	B2670017	4,000	B4051888	2,000
A9575491	2,000	A9907133	2,000	B121137A	2,000	B2677062	2,000	B4054631	2,000
A9586019	2,000	A9911106	2,000	B1220123	2,000	B2685804	2,000	B4063932	2,000
A9588992	10,000	A991251A	2,000	B1225303	2,000	B2689273	2,000	B4068101	16,000
A9591322	2,000	A9913729	2,000	B1229023	2,000	B2708464	2,000	B4070912	2,000
A9595549	2,000	A9914326	2,000	B1238006	2,000	B2716289	2,000	B4074780	2,000
A9597320	2,000	A9917171	2,000	B1238014	2,000	B2727493	2,000	B4076546	2,000
A9598858	2,000	A9924933	2,000	B1239398	2,000	B2756388	4,000	B4076910	2,000
A9619537	2,000	A9925735	4,000	B1248613	2,000	B2759883	2,000	B4081914	2,000
A9623100		A9929439	2,000	B1249830	2,000	B2770747	2,000	B408204A	4,000
A8313485	2,000	A9930445	6,000	B1251223	2,000	B277338A	2,000	B4105171	2,000
A962509A	2,000	A9939590	2,000	B1275807	2,000	B2812261	2,000	B4124850	2,000
A962610A	2,000	A9943083	2,000	B1280487	2,000	B2819568	12,000	B4139181	2,000
A9626444	6,000	A9946058	2,000	B1306540	2,000	B2820175	2,000	B4155365	2,000
A9626827	2,000	A9947216	4,000	B1315329	2,000	B284239A	2,000	B4175463	2,000
A9627602	2,000	A9951280	2,000	B1340846	2,000	B286282A	4,000	B4191388	2,000
A9628757	2,000	A9951884	2,000	B1341303	4,000	B2862838	2,000	B4193151	2,000
A9629974	2,000	A9953526	2,000	B1350302	2,000	B291210A	2,000	B4221600	2,000
A9632142	2,000	A9959494	2,000	B1357587	2,000	B2927551	2,000	B4242543	2,000
A9633351	2,000	A996188A	4,000	B1360251	2,000	B2929118	2,000	B4243485	2,000
A9633475	2,000	A9965893	2,000	B1362823	4,000	B2929258	2,000	B427044A	2,000
A9638442	4,000	A9966539	2,000	B1376492	2,000	B2941215	2,000	B4271462	2,000
A9640919	2,000	A9966865	2,000	B142585A	2,000	B2944907	2,000	B4272973	2,000
A9645244	2,000	A9969473	2,000	B1437025	2,000	B2944923	2,000	B4273376	2,000
A9645376	2,000	A997485A	2,000	B1447934	2,000	B2979662	2,000	B4332755	2,000
A9648197	2,000	A9979428	2,000	B1453918	4,000	B2992502	2,000	B4333905	24,000
A9650515	6,000	A9983115	2,000	B1485631	2,000	B3011947	2,000	B4337757	2,000
A9653662	2,000	A9983980	2,000	B1486263	4,000	B303128A	2,000	B4346683	2,000
A9655290	2,000	A9986556	4,000	B1512469	2,000	B3050039	2,000	B435435A	
A9655819	2,000	A9986920	2,000	B1512477	2,000	B3061715	2,000	E4816793	2,000
A9664281	2,000	A998720A	2,000	B160133A	2,000	B307521A	2,000	B4358703	2,000
A9665164	2,000	A9987897	2,000	B1601720	12,000	B3077743	2,000	B4363820	2,000
A9665911	4,000	A9990413	2,000	B1612951	6,000	B3113545	16,000	B4379980	2,000
A9668422	2,000	A9993536	4,000	B1638748	2,000	B3119179	2,000	B4423092	2,000
A9668570	4,000	A9998554	2,000	B1656010	2,000	B3120177	2,000	B4438391	2,000
A9670168	2,000	B0005555	2,000	B1702292	2,000	B3144408	2,000	B4444839	2,000
A9672039	2,000	B0032412	2,000	B1727813	2,000	B3144815	2,000	B4476390	2,000
A9676719	2,000	B0086482	2,000	B1759057	2,000	B3151412	2,000	B4500208	4,000
A967841A	2,000	B0092059	4,000	B1761248	2,000	B3158603	2,000	B4512095	2,000
A9685068	2,000	B0118406	2,000	B1804303	2,000	B3162562	2,000	B451229A	2,000
A9686064	2,000	B0172303	2,000	B1808503	2,000	B3176075	2,000	B4523933	2,000
A9689977	20,000	B0194498	2,000	B1820880	2,000	B3212667	2,000	B4556718	
A9691254	2,000	B0223501	2,000	B1834083	2,000	B3219890	2,000	E0911112	2,000
A9697589	2,000	B0245750	2,000	B1846308	2,000	B3220503	2,000	B4558176	2,000
A9698046	2,000	B0245769	2,000	B1846316	2,000	B3230851	2,000	B4586226	2,000
A9698232	2,000	B0249667	4,000	B1852995	2,000	B3253592	2,000	B4626287	2,000
A9700474	2,000	B0265689	2,000	B1861242	2,000	B3259310	2,000	B4645559	2,000
A9700520	2,000	B0276389	2,000	B1864217	2,000	B3270233	2,000	B4672629	2,000
A9701306	2,000	B0285698	4,000	B1866368	4,000	B3270527	2,000	B4691054	2,000
A9703279	2,000	B0285701	2,000	B187669A	2,000	B3292873	2,000	B4703567	2,000
A9711522	6,000	B0303742	2,000	B1890498	2,000	B3311894	2,000	B4705640	2,000
A9714726	2,000	B0345119	2,000	B1906475	2,000	B3315156	2,000	B4710466	2,000
A9715188	2,000	B0358172	2,000	B1923604	2,000	B3318058	6,000	B4711403	2,000
A972615A	2,000	B0373252	2,000	B1925445	2,000	B3325186	2,000	B4726206	8,000
A9718810	2,000	B0374798	2,000	B1937206	2,000	B3342552	2,000	B4726214	4,000
A9720491	2,000	B038176A	4,000	B1938873	2,000	B336596A	2,000	B4747513	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
B4756067	2,000	B6527847	2,000	B7915530	2,000	B9049458	2,000	C0012449	2,000
B4760307	2,000	B6552256	2,000	B7924157	2,000	B9064686	2,000	C0027578	2,000
B4775297	2,000	B6577666	2,000	B7936287	2,000	B9069130	2,000	C0101425	4,000
B4791695	2,000	B6588331	2,000	B794333A	2,000	B907407A	2,000	C0103975	
B4801518	2,000	B6605112	12,000	B7960382	2,000	B9086612	2,000	B2067752	2,000
B4808547	6,000	B661944A	2,000	B7973387	2,000	B9100933	2,000	C013188A	2,000
B4810320	2,000	B6636948	2,000	B7987442	2,000	B9104998	2,000	C0137071	
B4851698	2,000	B6643189	2,000	B8018117	2,000	B9109035	2,000	A2552720	10,000
B4857556	2,000	B6654539	2,000	B8019628	2,000	B9118115	2,000	C0145929	2,000
B4857904	2,000	B6663007	2,000	B8028813	2,000	B9120160	2,000	C0169798	2,000
B4931136	2,000	B6665395	2,000	B8040112	2,000	B9129680	2,000	C0185130	2,000
B4957747	2,000	B6672383	2,000	B804181A	2,000	B9133726	2,000	C0200180	2,000
B4977837	20,000	B669834A	2,000	B804990A	4,000	B9145252	2,000	C0349214	2,000
B5008420	2,000	B6726599	2,000	B8070631	2,000	B9160952	2,000	C0383145	2,000
B5010166	2,000	B6744856	2,000	B8078470	2,000	B9163226	4,000	C0393949	2,000
B5017888	2,000	B6763370		B8091515	2,000	B9163358	2,000	C0402840	10,000
B5044532	2,000	D1378318	2,000	B8102851	2,000	B9190177	2,000	C0408431	4,000
B504673A	2,000	B6795507	2,000	B8109503	2,000	B9193176	4,000	C0478936	2,000
B5047434	2,000	B6795655	2,000	B8128729	2,000	B9193761	2,000	C0518822	2,000
B5060325	2,000	B6817934	2,000	B8144376	2,000	B9203325	2,000	C0594782	2,000
B5066919	2,000	B6821648	2,000	B8157672	2,000	B9213835	2,000	C0616344	12,000
B5104314	2,000	B682793A	2,000	B8158938	2,000	B9225787	2,000	C0668719	2,000
B5136046	2,000	B6827948	2,000	B8176243	2,000	B9228999	6,000	C0695236	2,000
B5138685	2,000	B684771A	2,000	B8177061	2,000	B9230543	2,000	C0702151	2,000
B5138782	2,000	B6853108		B818954A	2,000	B9231957	2,000	C070409A	4,000
B5149997	2,000	B6853116	2,000	B8201558	2,000	B9245907	2,000	C0749093	2,000
B5156195	2,000	B685435A	2,000	B8215370	2,000	B9260086	4,000	C076842A	2,000
B5172808	2,000	B6877880	2,000	B8216105	2,000	B9262623	2,000	C0782198	2,000
B5191098	2,000	B6921359	2,000	B8218051	2,000	B9264936	2,000	C079949A	2,000
B5197990	2,000	B6921367	2,000	B8224361	2,000	B9273994	2,000	C0820790	2,000
B520307A	2,000	B6936453	2,000	B8233492	2,000	B9280648	2,000	C0845564	2,000
B5219235	2,000	B6938294	2,000	B8237706	2,000	B9283493	2,000	C0869560	2,000
B5231146	2,000	B6944405	2,000	B8263898	2,000	B9284953	2,000	C092474A	2,000
B5248081	2,000	B6944847	2,000	B8266439	4,000	B9285488	2,000	C0963095	2,000
B5258354	2,000	B6953781	2,000	B8276264	4,000	B9288096	2,000	C0977347	2,000
B5291726	2,000	B6969920	2,000	B8303059	2,000	B9289181	2,000	C1071716	2,000
B5293400	2,000	B6971143	2,000	B8303067	2,000	B9300231	2,000	C1099513	2,000
B5304828	2,000	B697178A	2,000	B8304101	2,000	B9308143	2,000	C1116868	2,000
B5352105	2,000	B6981610	2,000	B8334868	2,000	B9313562	2,000	C1129897	2,000
B5370731	2,000	B6988259	2,000	B8339193	2,000	B9348862	2,000	C1140610	2,000
B5375873	2,000	B6993015	2,000	B8348486	2,000	B9359279	2,000	C1195296	2,000
B5386891	2,000	B6995727	2,000	B8354265	2,000	B9375436	2,000	C1223338	2,000
B5444875	2,000	B7010309	2,000	B836287A	2,000	B9382416	2,000	C1231624	2,000
B544798A	2,000	B7011038	2,000	B8365461	2,000	B939001A	2,000	C1298281	20,000
B5449737	2,000	B7012131	2,000	B8416708	2,000	B9390311	2,000	C130432A	2,000
B5450646	2,000	B7046079	2,000	B8422236	2,000	B9391083	2,000	C1377599	2,000
B5476696	2,000	B7046141	2,000	B8434552	2,000	B9394805	2,000	C1436250	2,000
B5483587	2,000	B7059316	4,000	B8437969	2,000	B9395704	2,000	C1453791	2,000
B5490028	2,000	B7060365	2,000	B8452100	2,000	B9399920	2,000	C146002A	
B5497553	2,000	B706090A	2,000	B8476557	2,000	B9403790	8,000	C2119704	2,000
B5572105	6,000	B708048A	2,000	B8477766	2,000	B9409306	2,000	C1484255	2,000
B5597566	2,000	B7082172	2,000	B8478428	4,000	B9410835	2,000	C1493688	2,000
B5598139	2,000	B709085	2,000	B8499220	4,000	B9417589	2,000	C149434A	2,000
B5607073	2,000	B7095983	2,000	B8507339	2,000	B9420814	2,000	C1525547	2,000
B5619152	2,000	B7153843	2,000	B8521889	2,000	B9420849	2,000	C1526497	2,000
B5628380	2,000	B7158446	2,000	B8527194	2,000	B942387	2,000	C1569919	2,000
B5629603	2,000	B717204A	2,000	B8533828	2,000	B9429145	6,000	C1628257	2,000
B5639765	2,000	B7193632	4,000	B8537807	2,000	B9431131	2,000	C1628311	2,000
B5666010	2,000	B7197638	2,000	B8550986	2,000	B9457688	2,000	C1709052	2,000
B5677705	2,000	B7224392	2,000	B856000	2,000	B9477530	2,000	C1734936	8,000
B5722964	4,000	B7238911	2,000	B8574338	2,000	B9493609	2,000	C1838413	2,000
B5753975	2,000	B7253104	2,000	B8578856	2,000	B9498155	2,000	C1850200	4,000
B5756451	4,000	B7253902	2,000	B8583035	2,000	B9524555	20,000	C1864007	2,000
B5758470	2,000	B7264025	2,000	B8619021	2,000	B9528097	2,000	C1875688	2,000
B5759353	2,000	B7266230	2,000	B8623916	2,000	B952959A	2,000	C1881130	2,000
B5809067	2,000	B729918A	2,000	B8630130		B9533430	2,000	C1962157	2,000
B5827332	2,000	B7334430	2,000	E2181987	2,000	B9542944	2,000	C1979939	2,000
B5829289	2,000	B7349837	2,000	B8636511	2,000	B9548594	2,000	C1990754	4,000
B5849867	2,000	B7351246	2,000	B8644514	2,000	B9560209	2,000	C2036515	2,000
B5849905	2,000	B7357856	2,000	B8655230	2,000	B9573432	2,000	C2042507	2,000
B5864750	2,000	B7364607	4,000	B8659414		B9577519	2,000	C2050909	2,000
B5891790	2,000	B7370305	2,000	B8659422	2,000	B9587972	2,000	C2052944	2,000
B5898957	2,000	B7418154	2,000	B8660099	2,000	B9616522	4,000	C2058543	2,000
B5913468	2,000	B7446247	2,000	B8660102	2,000	B9618290	4,000	C2088531	2,000
B5924796	6,000	B7456153	2,000	B8661486	2,000	B9645743	2,000	C2090315	4,000
B5926535	2,000	B7473449	2,000	B8664396	2,000	B9661714	2,000	C2109334	4,000
B5933094	2,000	B7482634	2,000	B8668014	2,000	B9679850	2,000	C2114435	2,000
B5955861	2,000	B7499472	2,000	B8671147	4,000	B9683556	2,000	C2130260	2,000
B5968467	2,000	B7524272	2,000	B867264A		B968630A	2,000	C2136471	2,000
B596951A	2,000	B7555852	2,000	G1737707	2,000	B9686628	2,000	C2139470	2,000
B6008181	2,000	B755600A	4,000	B8684397	2,000	B9699681	2,000	C2142099	2,000
B6015048	2,000	B7558258	4,000	B8693663	2,000	B9705495	2,000	C2158963	2,000
B6026392	2,000	B7566803	2,000	B8699262	2,000	B9706068	4,000	C2166370	2,000
B6039079	2,000	B756763A	2,000	B8720059	2,000	B9709954	2,000	C2171684	8,000
B6048442	2,000	B7570886	2,000	B8736944	2,000	B9710413	2,000	C2171811	2,000
B6051206	2,000	B7575215	2,000	B8743989	2,000	B9721342	2,000	C2174497	2,000
B6051591	2,000	B7577589	4,000	B8746341	2,000	B9743311	2,000	C2178441	2,000
B6074249	2,000	B7596907	2,000	B8750187	2,000	B9743923	2,000	C2205244	2,000
B6105705	2,000	B7603083	2,000	B8750489		B9755050	2,000	C2206194	4,000
B6121808	2,000	B763115A	4,000	E4713315	2,000	B9756200	2,000	C2224907	2,000
B6134306	2,000	B7633802	2,000	B8760123	2,000	B9768632	2,000	C2225458	2,000
B6142945	2,000	B7639118	2,000	B8768558	2,000	B9774969	2,000	C2228198	6,000
B6147408	12,000	B7640892	2,000	B8789180	2,000	B9785561	2,000	C2248679	2,000
B6153262	2,000	B765124A	2,000	B8835093	2,000	B9829801	2,000	C2250177	2,000
B620097A	2,000	B7651614	2,000	B8839528	2,000	B9847893	2,000	C2256280	2,000
B6219689	2,000	B7653080	2,000	B8840569	2,000	B9847907	2,000	C2258593	4,000
B6224119	2,000	B7663655	2,000	B8849531	2,000	B9903033	2,000	C2261578	2,000
B6231727	2,000	B7701026	2,000	B8860489	2,000	B9912946	4,000	C2265751	2,000
B6286920	2,000	B7740684	2,000	B8863771	2,000	B9916828	2,000	C2266626	2,000
B6287390	2,000	B7755282	2,000	B8873831	6,000	B9927420	2,000	C2272502	2,000
B6303027	4,000	B7762416	2,000	B887384A	10,000	B993477A	2,000	C2279523	2,000
B6320142	2,000	B7765210	2,000	B8882903	2,000	B9949327	2,000	C2283156	2,000
B6322730	2,000	B7782360	2,000	B8896696	2,000	B995567A	4,000	C2285906	2,000
B6340968	2,000	B7796760	2,000	B8937929	2,000	B9958113	2,000	C2285981	8,000
B6350297	4,000	B7798356	2,000	B8972295	2,000	B9960762	2,000	C2310935	2,000
B6350572	2,000	B779900A	2,000	B8974891	2,000	B9973341	2,000	C2313683	2,000
B6384698	2,000	B7815609	2,000	B8992563	2,000	B9974305	2,000	C2318170	2,000
B6387107	2,000	B783655A	4,000	B8992792	2,000	B9978734	2,000	C2319789	2,000
B6437805	2,000	B7853667	2,000	B9006295	2,000	B9981557	2,000	C232460A	2,000
B6458055	2,000	B7854507	4,000	B9008573	2,000	B9988322	2,000	C233219A	2,000
B6510103	2,000	B7868826	2,000	B9037085	2,000	B9990300	2,000	C2356153	2,000
B6514753	2,000	B7887634	2,000	B9038111	4,000	B9990734	2,000	C2359144	2,000
B6521458	2,000	B7896005	2,000	B9039231	2,000	BC043154	2,000	C2362102	4,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
C2362714	2,000	C2789610	2,000	C309912A	2,000	C3554307	2,000	C3914753	2,000
C2368135	2,000	C2790171	2,000	C3105987	2,000	C3559309	2,000	C3916241	2,000
C2368259	2,000	C2790600	2,000	C3107246	2,000	C3560455	4,000	C391978A	2,000
C2373961	2,000	C2794290	2,000	C3107645	2,000	C3564809	2,000	C3927723	2,000
C237612A	4,000	C2795432	2,000	C3107688	2,000	C3565120	2,000	C3931151	2,000
C2378270	2,000	C2798296	2,000	C3109966	2,000	C3566755	2,000	C3938075	2,000
C2381654	4,000	C2805160	2,000	C3113467	2,000	C3568200	2,000	C3938253	2,000
C2385927	2,000	C2805322	2,000	C3115680	2,000	C356938A	2,000	C3938857	2,000
C2388349	2,000	C2808631	2,000	C3119406	2,000	C357233A	2,000	C3942390	2,000
C2392281	2,000	C280864A	2,000	C3129126	2,000	C3573018	2,000	C3945543	2,000
C2400152	2,000	C281383A	2,000	C3132186	2,000	C3578419	2,000	C3956200	2,000
C240350A	2,000	C2815743	2,000	C3133468	2,000	C3579164	2,000	C3958920	2,000
C2409915	2,000	C2818459	2,000	C3141606	2,000	C3586543	2,000	C3968373	2,000
C2424469	2,000	C2819188	2,000	C3143161	2,000	C3591490	2,000	C3968608	2,000
C2427220	2,000	C2823614	2,000	C3147485	2,000	C3599831	2,000	C3972834	2,000
C2428685	2,000	C2825102	2,000	C3156832	2,000	C3604649	2,000	C3975817	2,000
C2429339	2,000	C2826982	4,000	C3157189	2,000	C3607400	2,000	C3982449	2,000
C2429894	2,000	C2827857	2,000	C3168059	4,000	C3608822	2,000	C3985545	2,000
C243099A	2,000	C2829760	2,000	C3169896	2,000	C3611637	2,000	C3988005	2,000
C2431732	2,000	C2830556	2,000	C317332A	2,000	C362368	2,000	C3992223	2,000
C2432844	2,000	C2837690	2,000	C3179123	2,000	C3624887	2,000	C3998752	2,000
C2433158	2,000	C284154A	2,000	C3179190	2,000	C3626103	2,000	C4002928	2,000
C2433611	2,000	C284249A	2,000	C3183643	2,000	C3639906	2,000	C4007423	2,000
C243510A	2,000	C284896A	2,000	C3185360	2,000	C3645493	2,000	C4011056	2,000
C2436068	2,000	C2862628	2,000	C3212430	2,000	C3648204	4,000	C4019340	2,000
C2437757	2,000	C2867581	2,000	C3218358	2,000	C3656312	2,000	C401988A	2,000
C244608A	2,000	C2870124	2,000	C3219141	2,000	C3658021	2,000	C4024689	2,000
C2448422	2,000	C2870442	2,000	C3219656	2,000	C3660107	2,000	C4026983	2,000
C2455941	2,000	C2873018	2,000	C3221049	2,000	C3667950	2,000	C4027521	2,000
C2465491	2,000	C287541A	2,000	C322188A	2,000	C3668523	2,000	C4032177	2,000
C2470576	2,000	C2876874	2,000	C3222320	2,000	C3668574	2,000	C4033157	2,000
C2471041	2,000	C2879237	2,000	C3242585	2,000	C3669449	2,000	C4034188	2,000
C2471319	2,000	C2882971	2,000	C3243956	2,000	C3678073	2,000	C4034455	2,000
C2471475	2,000	C2888325	2,000	C324779A	2,000	C368068A	2,000	C4035648	2,000
C2484496	2,000	C2893868	2,000	C3260591	2,000	C3682178	2,000	C4041230	2,000
C2485735	4,000	C2895445	2,000	C3267367	2,000	C3682186	2,000	C4041303	2,000
C2492286	4,000	C289800	2,000	C326905A	2,000	C3688222	2,000	C4047255	2,000
C2493576	2,000	C2899203	2,000	C3275262	2,000	C3689784	2,000	C4048022	2,000
C2497687	2,000	C2899769	2,000	C3275610	2,000	C3692971	2,000	C4050876	2,000
C249825A	2,000	C2901666	2,000	C3281084	2,000	C3693382	2,000	C4053972	2,000
C2500998	2,000	C2907834	2,000	C3282501	2,000	C3696888	2,000	C4058036	2,000
C2504233	2,000	C2909225	2,000	C3283567	2,000	C369981A	2,000	C4059059	2,000
C2504330	2,000	C2909624	2,000	C3289921	2,000	C3702594	2,000	C4059237	2,000
C2508069	2,000	C2914334	2,000	C3291551	2,000	C370550A	2,000	C4064680	2,000
C2516428	2,000	C2914881	2,000	C329335A	2,000	C3708630	2,000	C4066071	2,000
C2516754	4,000	C2916167	2,000	C3296618	2,000	C3709513	2,000	C4067000	2,000
C2530986	2,000	C2919360	2,000	C3303746	2,000	C3712123	2,000	C406866A	2,000
C2533446	2,000	C2923589	2,000	C3305749	2,000	C3716803	2,000	C4075437	2,000
C2543476	2,000	C292402A	2,000	C3311862	2,000	C372153A	2,000	C4076344	2,000
C2543891	2,000	C2926537	2,000	C331750A	2,000	C3722595	2,000	C4078460	2,000
C2547242	2,000	C2932812	2,000	C3318263	2,000	C3724873	2,000	C4081372	2,000
C2549385	2,000	C2934009	2,000	C3319960	2,000	C3727155	2,000	C4084207	2,000
C2554176	2,000	C2934637	2,000	C3320810	2,000	C372783A	2,000	C4089675	2,000
C2555636	2,000	C2936311	2,000	C3328773	2,000	C3729867	2,000	C4090207	4,000
C2555989	2,000	C293758A	2,000	C3329230	2,000	C3731160	2,000	C4091491	2,000
C2559038	2,000	C2938276	2,000	C3334250	2,000	C3735670	2,000	C4094164	2,000
C2560869	2,000	C2943571	2,000	C3344809	2,000	C3735824	2,000	C4100881	2,000
C2564228	2,000	C2943636	2,000	C3345759	2,000	C3736030	2,000	C4101497	2,000
C256452A	2,000	C2943733	2,000	C335152A	2,000	C373657A	2,000	C4103724	2,000
C2566476	2,000	C2943830	2,000	C3358656	2,000	C3737134	2,000	C4108122	2,000
C2566700	2,000	C2947631	2,000	C3364060		C373853A	2,000	C411050A	2,000
C2572247	2,000	C2955561	2,000	G2817925	2,000	C3740852	2,000	C4112650	2,000
C2576641	2,000	C295591A	2,000	C336446A	2,000	C3743088	2,000	C411310A	2,000
C2583559	2,000	C2961235	2,000	C3369798	2,000	C3743436	2,000	C4118926	2,000
C2585594	2,000	C2965575	2,000	C3376824	2,000	C3746397	2,000	C4120238	2,000
C2586795	2,000	C2967349	2,000	C3379246	2,000	C3747512	4,000	C4122095	2,000
C2590644	2,000	C2968019	2,000	C3379696	2,000	C3750742	2,000	C4127135	2,000
C2590792	2,000	C2975279	2,000	C3380791	2,000	C3754012	2,000	C4129340	2,000
C2592817	2,000	C2979355	2,000	C3385459	2,000	C3761647	2,000	C4134492	2,000
C2595042	2,000	C2986149	2,000	C3391963	2,000	C3764441	2,000	C4135685	2,000
C2597061	2,000	C2987439	2,000	C3394423	2,000	C3765405	2,000	C4148515	14,000
C2599455	2,000	C2988079	2,000	C339623A	2,000	C3767653	2,000	C4154035	2,000
C2600305	2,000	C2989016	2,000	C3403732	2,000	C3774005	2,000	C415535A	2,000
C2602197	2,000	C2999577	2,000	C3406472	2,000	C3777837	2,000	C4157344	2,000
C2605137	2,000	C3007454	2,000	C340805A	2,000	C3783780	2,000	C4157905	2,000
C2607121	2,000	C3009422	2,000	C3411522	4,000	C3786844	2,000	C4160051	2,000
C261019A	2,000	C3020310	2,000	C3416559	16,000	C3791988	2,000	C4161503	2,000
C2615396	2,000	C3020345	2,000	C3425477	2,000	C3795711	2,000	C4162674	2,000
C2634013	2,000	C3020442	2,000	C3429561	2,000	C3795746	2,000	C4163018	2,000
C263479A	2,000	C3021791	2,000	C3432171	2,000	C3796513	2,000	C4177965	2,000
C2639511	2,000	C302233A	2,000	C3449481	2,000	C3797552	2,000	C4181881	4,000
C2640919	2,000	C3022372	2,000	C3452768	2,000	C3801584	2,000	C4184309	2,000
C2647859	2,000	C3025177	2,000	C3460876	2,000	C381368A	2,000	C4188053	2,000
C2649215	2,000	C3026548	2,000	C3463751	2,000	C3815704	2,000	C4188118	2,000
C266348A	2,000	C303012A	2,000	C3465223	2,000	C3816360	2,000	C4189785	2,000
C267385A	2,000	C3030472	2,000	C346720A	2,000	C3817987	2,000	C4193715	2,000
C2680910	8,000	C3033390	2,000	C3470979	2,000	C3823863	2,000	C419424A	2,000
C268116A	2,000	C3034214	2,000	C3473935	2,000	C3825025	2,000	C4196498	2,000
C2682417	2,000	C3035016	2,000	C347415A	2,000	C3825750	4,000	C4197400	2,000
C2689535	2,000	C3038996	2,000	C3476985	2,000	C3828806	2,000	C4203664	2,000
C2700466	2,000	C3042691		C3485801	2,000	C3830207	2,000	C4204105	4,000
C2700504	2,000	C3421137	2,000	C3489335	2,000	C3830215	4,000	C4205586	2,000
C2702965	2,000	C3043116	6,000	C3492093	6,000	C383654A	2,000	C420783A	2,000
C2703570	2,000	C3045399	2,000	C3496927	2,000	C3838380	2,000	C420850A	2,000
C2704070	2,000	C3045887	2,000	C3497257	2,000	C3847290	2,000	C4211357	2,000
C2704445	2,000	C3058202	2,000	C3497621	2,000	C3847622	2,000	C4213252	2,000
C2704526	2,000	C3060215	2,000	C3498962	2,000	C3849773	2,000	C422386A	2,000
C2710372	2,000	C3062366	4,000	C3506507	2,000	C3851581	2,000	C4225803	4,000
C2727607	2,000	C3065187	2,000	C3512329	2,000	C3853223	2,000	C4226303	2,000
C272859A	2,000	C3067422	2,000	C3513015	2,000	C3862494	4,000	C4227857	2,000
C2729278	2,000	C3068283	2,000	C3520895	2,000	C3871876	4,000	C4229191	2,000
C2732538	2,000	C3068690	2,000	C3523155	2,000	C3871930	2,000	C4230149	2,000
C2737181	2,000	C3073775	2,000	C3526087	2,000	C387445A	2,000	C4230181	2,000
C2745915	2,000	C3074240	2,000	C3526311	2,000	C3874565	2,000	C4232478	2,000
C2750498	2,000	C3075441	2,000	C3526362	2,000	C3879974	2,000	C4234640	2,000
C2750803	2,000	C3078912	2,000	C3526656	2,000	C3880514	2,000	C4236554	2,000
C2753462	4,000	C3082294	2,000	C3527024	2,000	C3880662	2,000	C4245928	2,000
C2758855	2,000	C3084009	2,000	C3529183	2,000	C3883661	2,000	C4248471	2,000
C2761643	2,000	C3084017	2,000	C3536848	2,000	C3897603	4,000	C4252266	10,000
C2764847	2,000	C3084181	2,000	C3542708	2,000	C3898235	2,000	C4254900	2,000
C2772661	4,000	C3095248	2,000	C3544654	2,000	C3904235	2,000	C4254978	2,000
C277267A	2,000	C3096341	2,000	C3547157	2,000	C3904960	2,000	C4271317	2,000
C2778465	2,000	C3096422	2,000	C3547505	2,000	C3905088	2,000	C4273174	2,000

Identification document number	Number of Hong Kong Offer Shares allotted
C4279563	2,000
C4287434	2,000
C4288686	2,000
C4292187	2,000
C4301615	2,000
C4303928	2,000
C4305424	2,000
C4308970	2,000
C4310568	2,000
C4315764	4,000
C4316264	2,000
C4317139	2,000
C431750	2,000
C431993A	2,000
C4323309	2,000
C432383A	2,000
C433131A	2,000
C4352058	2,000
C4352309	2,000
C4356002	2,000
C4358323	2,000
C4360174	2,000
C4362266	4,000
C4367128	2,000
C4370218	2,000
C438040A	2,000
C4384146	2,000
C4391770	2,000
C4393609	2,000
C4396799	2,000
C4405143	2,000
C4413804	2,000
C4413812	2,000
C4421920	2,000
C4426876	2,000
C4429573	2,000
C4438491	2,000
C4440461	2,000
C4446575	2,000
C4452362	2,000
C4453113	2,000
C4454500	2,000
C4455841	2,000
C4455973	2,000
C4469648	8,000
C4474161	2,000
C4477039	2,000
C4487417	2,000
C4501479	2,000
C4503390	2,000
C4505423	2,000
C4505644	2,000
C4516069	4,000
C452214A	2,000
C4524541	2,000
C4526072	2,000
C452648A	2,000
C4529144	2,000
C4541225	2,000
C4544836	2,000
C4545603	2,000
C4549943	2,000
C4552790	2,000
C4554033	2,000
C4555110	2,000
C4558314	2,000
C4558535	2,000
C4559388	4,000
C4566805	2,000
C4571817	2,000
C4574115	2,000
C4586407	2,000
C4587047 E9147539	2,000
C4587721	2,000
C4588086	2,000
C4588175	2,000
C4589031	2,000
C4601090	2,000
C4606157	2,000
C4608125	2,000
C4609911	2,000
C461026A	2,000
C4612831	2,000
C4613072	2,000
C4613080	2,000
C4613382	4,000
C4617108	2,000
C4622977	2,000
C4624147	2,000
C4624821	2,000
C4625089	2,000
C4631615	2,000
C4639241	2,000
C4641181	2,000
C464282A	2,000
C4645519	2,000
C4648119	2,000
C4652779	2,000
C4665927	2,000
C4665935	2,000
C4668918	2,000
C4677267	2,000
C4677941	2,000
C4678778	2,000
C4684042	2,000
C4686789	2,000
C4689338	2,000
C4689885	2,000
C4690573	2,000
C4697608	2,000
C4701443	4,000
C4702431	2,000

Identification document number	Number of Hong Kong Offer Shares allotted
C4702733	2,000
C4705945	2,000
C4711600	2,000
C471376A	2,000
C4715428	2,000
C4718834	2,000
C4724001	14,000
C4732225	2,000
C4734260	2,000
C4734503	2,000
C4737235	2,000
C4741046	2,000
C4745963	2,000
C4747141	2,000
C4757880	2,000
C4767908	2,000
C4774645	2,000
C4776869	2,000
C4776982	4,000
C4777997	2,000
C4785078	2,000
C4785701	2,000
C4787429	2,000
C4789545	2,000
C4790470	2,000
C4791353	2,000
C4796622	2,000
C4798536	2,000
C480157A	2,000
C4812067	4,000
C4813276	2,000
C4815694	2,000
C4818332	2,000
C4820272	2,000
C4821694	2,000
C482264A	2,000
C4826777	2,000
C4838635	2,000
C4839828	2,000
C4841997	2,000
C4846123	2,000
C4855548	2,000
C4855963	2,000
C4857893	2,000
C4861025	2,000
C4865519	2,000
C4865896	2,000
C4874461	2,000
C4874674	2,000
C4878386	2,000
C4880003	2,000
C4882405	2,000
C4884505	2,000
C4884750	2,000
C4895264	2,000
C4898417	2,000
C4898964	2,000
C4900624	2,000
C4900764	2,000
C4900896	4,000
C4904166	2,000
C4904476	2,000
C4906193	2,000
C4907297	2,000
C4910948	2,000
C4920412	2,000
C492230A	10,000
C4926011	2,000
C4926860	2,000
C4927263	2,000
C4927808	2,000
C4929525	2,000
C4931910	2,000
C4939504	2,000
C4939962	2,000
C4940235	2,000
C4942319	2,000
C494382A	2,000
C4945008 D3822681	4,000
C4950702	2,000
C4957057	2,000
C4958312	2,000
C4959025	2,000
C4965920	2,000
C4966595	2,000
C4972080	2,000
C4974830	2,000
C4979565	2,000
C4987665	2,000
C4987789	2,000
C4990348	2,000
C4992529	2,000
C4997938	4,000
C4999388	2,000
C4999434	2,000
C500181A	2,000
C5014598	2,000
C5016728	2,000
C5018283	2,000
C5029056	2,000
C5030615	2,000
C5031190	2,000
C5032499	2,000
C5032642	2,000
C5032855	2,000
C503338A D377301A	2,000
C5034076	2,000
C5036206	2,000
C5048344	2,000
C5051582	4,000
C5056452	2,000

Identification document number	Number of Hong Kong Offer Shares allotted
C5057211	2,000
C5060611	6,000
C5067306	2,000
C5067403	2,000
C5076348	4,000
C5082259	2,000
C5087846	2,000
C5090898	10,000
C5093951	2,000
C5095083 C5307765	2,000
C5100346	2,000
C5113855	2,000
C5117265	2,000
C512231A	2,000
C5138653	2,000
C5139366	4,000
C5140887	2,000
C5151498	2,000
C5151676	2,000
C5152079	2,000
C5154799	2,000
C5160403	2,000
C5161132	2,000
C5162015	2,000
C5162694	2,000
C5168692	2,000
C5169265	2,000
C5170514	2,000
C5170913	2,000
C5171065	2,000
C5173513	2,000
C517353A	2,000
C5187840	2,000
C5190663	2,000
C5192070	2,000
C5200677	4,000
C5203668	2,000
C5206691	2,000
C5207531	4,000
C521600A	2,000
C5217375	2,000
C5218398	2,000
C5226390	2,000
C522746A	2,000
C5228482	2,000
C5229802	2,000
C5233613	2,000
C5237104	2,000
C5237120	4,000
C5241675	2,000
C5246839	2,000
C5247770	2,000
C5257989	2,000
C5258004	2,000
C5265948	2,000
C5274263	2,000
C5278919	2,000
C5279206	2,000
C5287659	2,000
C5289155	2,000
C529003A	2,000
C5292547	2,000
C5295600	2,000
C5299452	2,000
C5300442	2,000
C5300671	2,000
C5305274	2,000
C5308958	2,000
C5319127	2,000
C532001A	2,000
C5331844	2,000
C5336676	2,000
C5336714	2,000
C5338156	2,000
C5349190	2,000
C5350059	2,000
C536033A	2,000
C5369760	2,000
C5378476	2,000
C5379995	2,000
C5380225	2,000
C5386894	2,000
C5393769	2,000
C5397608	2,000
C5407808	2,000
C5409592	2,000
C541667A	2,000
C5423994	2,000
C5424060	2,000
C5432438	2,000
C5437278	2,000
C5459409	2,000
C5465360	2,000
C5466359	2,000
C546769A	2,000
C5468432	2,000
C547145A	2,000
C5473320	2,000
C5477199 E7644136	2,000
C5480696	2,000
C5485612	2,000
C5487216	2,000
C548733A	2,000
C549624A	2,000
C5498854	2,000
C5500603	2,000
C550224A	2,000
C5504129	2,000
C550451A	2,000
C5505877	2,000
C551647A	2,000

Identification document number	Number of Hong Kong Offer Shares allotted
C551812A	2,000
C5520078	2,000
C5525746	2,000
C5528524	4,000
C5540281	2,000
C5546468	2,000
C5550716	2,000
C5553960	2,000
C5554061	2,000
C5554223	2,000
C5561793	2,000
C557058A	2,000
C5571071	2,000
C5571365	2,000
C5572175	2,000
C5572353	2,000
C5576758	2,000
C5590289	4,000
C5592192	2,000
C5592478	2,000
C5594225	2,000
C5604565	2,000
C5610778	2,000
C5621990	4,000
C5622938	2,000
C5630140	2,000
C5632852	2,000
C5635037	2,000
C563586A	2,000
C563989A	4,000
C5643447	2,000
C5645202	2,000
C564835A	2,000
C5649496	2,000
C5652357	2,000
C5652519	2,000
C5655186	2,000
C5655399	8,000
C5656204	2,000
C5656840	2,000
C5657502	2,000
C5658509	2,000
C5658606	2,000
C5659351	2,000
C5662522	2,000
C5662689	2,000
C5663421	2,000
C5664665	2,000
C5665831	2,000
C5672986	2,000
C5677996	2,000
C5680547	2,000
C5687312	2,000
C5687614	2,000
C5694327	2,000
C5694394	2,000
C5699825	2,000
C5713100	2,000
C5722533	2,000
C5723017	2,000
C5725559	2,000
C572627A	2,000
C5726571	2,000
C5727969	2,000
C5729554	2,000
C5745215	2,000
C5745827	2,000
C5748532	4,000
C5753048	2,000
C5756675	2,000
C5763558	2,000
C5765402	2,000
C5766786	2,000
C5774312	2,000
C5777974	2,000
C5780363	2,000
C5783990	2,000
C5788879 C5631120	2,000
C579187A	2,000
C5802162	2,000
C5802553	2,000
C5803441	2,000
C5808497	2,000
C5812575	2,000
C5813768	2,000
C5813814	4,000
C5815787	2,000
C5822015	2,000
C5828021	2,000
C582946A	2,000
C583661A	2,000
C5843594	2,000
C5849487	2,000
C5856548	2,000
C5860995	2,000
C5861800	2,000
C5868686	2,000
C5884363	2,000
C5893257	2,000
C5893850	2,000
C5901020	2,000
C5906332	2,000
C59089515	2,000
C5910232	2,000
C5915471	2,000
C5917512	2,000
C5924098	2,000
C5927186	4,000
C5944579	2,000
C5947497	2,000
C5951451	2,000
C5952679	2,000

Identification document number	Number of Hong Kong Offer Shares allotted
C5952687	2,000
C595308A	2,000
C5953241	2,000
C5954868	2,000
C5958952	2,000
C5959088	2,000
C5960965	2,000
C5962887	2,000
C5964197	2,000
C5973374	2,000
C5973854	2,000
C5977817	2,000
C5978732	2,000
C5979690	2,000
C5981121	2,000
C598354A	2,000
C5983744	2,000
C5984325	2,000
C5986212	2,000
C5992530	2,000
C5993588	2,000
C5995149	2,000
C5995815	2,000
C5998679	2,000
C5998970	2,000
C6002356	2,000
C6004006	2,000
C6004398	2,000
C6006033	2,000
C6015598	2,000
C6016314	2,000
C6017302	2,000
C6019259	2,000
C6029556	2,000
C6032158	2,000
C603293A	2,000
C6035947	2,000
C6039772	2,000
C6046892	2,000
C6048674	2,000
C6050911	2,000
C6064858	2,000
C6071056	2,000
C6074063	2,000
C6080225	2,000
C6081086	2,000
C6083194	2,000
C6084778	2,000
C6088064	2,000
C6088978	2,000
C6090239	2,000
C6091227	2,000
C6092347	2,000
C610146A	2,000
C6108774	2,000
C6116203	2,000
C6117617	2,000
C6123218	2,000
C6123382	2,000
C6127469	2,000
C6128171	2,000
C6130451	2,000
C6132837	2,000
C6134988	2,000
C6134996	2,000
C6143642	2,000
C6154210	2,000
C6156264	2,000
C6159573	2,000
C6162361	2,000
C6164356	2,000
C6164925	2,000
C6171670	2,000
C6173428	2,000
C6177210	2,000
C6181536	2,000
C6185272	2,000
C6187704	2,000
C6193801	2,000
C619994A	2,000
C6210064	2,000
C6210668	2,000
C6213470	2,000
C621440A	2,000
C6217158	2,000
C6220027	2,000
C6220396	2,000
C6222305	2,000
C6234559	2,000
C6235377	2,000
C6235741	2,000
C6239399	2,000
C6241210	2,000
C6248460	2,000
C6249815	14,000
C6254940	2,000
C6255297	2,000
C6260444	2,000
C626508A	2,000
C6266809	2,000
C6267651	2,000
C6269174	2,000
C6270385	2,000
C6271209	2,000
C6275549	2,000
C6275719	2,000
C6280305	2,000
C6288195	2,000
C6288411	2,000
C6292486	2,000
C6295787	2,000
C6298514	2,000
C6299154	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
C6299375	2,000	C6722340	2,000	D0262960	2,000	D0573729	2,000	D089777A	2,000
C6301477	2,000	C6726109	2,000	D0272087	2,000	D0573788	2,000	D089908A	2,000
C6302082	2,000	C6729442	2,000	D0272850	2,000	D0573915	2,000	D0899969	2,000
C6308382	2,000	C6729795	2,000	D0273229	2,000	D0575330	2,000	D0903060	2,000
C6313157	2,000	C6737720	2,000	D027490A	2,000	D0586944	2,000	D0904369	2,000
C6320757	2,000	C6741167	2,000	D0280217	2,000	D0588378	2,000	D0906019	2,000
C6324515	2,000	C6741876	2,000	D0280411	2,000	D0590240	2,000	D0907376	2,000
C6325600	4,000	C6742503	2,000	D0292746	2,000	D0592235	2,000	D0910202	2,000
C6330566	2,000	C6744808	2,000	D0297527	2,000	D0594351	2,000	D0914127	2,000
C6332089	2,000	D0000095	2,000	D0300439	12,000	D0594378	2,000	D0918971	2,000
C6335517	2,000	D0001121	2,000	D0300986	2,000	D0596990	2,000	D0920240	2,000
C6336114	2,000	D000838A	2,000	D0301028	2,000	D0602508	2,000	D0920763	2,000
C633622A	4,000	D0012298	2,000	D0302032	2,000	D0602923	2,000	D0932133	4,000
C6336874	2,000	D0013162	2,000	D0302954	2,000	D0609073	2,000	D0934403	2,000
C6339520	2,000	D0013391	2,000	D0303225	2,000	D0610640	4,000	D0936007	2,000
C6339792	2,000	D0018008	2,000	D0306542	2,000	D0610918	2,000	D0939545	2,000
C634110A	2,000	D0022579	8,000	D030731A	2,000	D0612872	2,000	D0941523	2,000
C6341665	2,000	D0023400	2,000	D0308111	2,000	D0615553	2,000	D0942740	2,000
C6343412	2,000	D0027341	2,000	D0309096	2,000	D061915A	2,000	D0951804	2,000
C6343609	2,000	D0030660	2,000	D0311023	2,000	D0624447	2,000	D0953173	2,000
C634544A	2,000	D0031926	2,000	D0312976	2,000	D0627489	8,000	D095465A	2,000
C6358096	2,000	D0032027	2,000	D0317803	2,000	D0630218	2,000	D0957322	2,000
C6359890	2,000	D0034933	2,000	D0319407	4,000	D0632490	2,000	D095756A	2,000
C6362700	2,000	D0035662	2,000	D0319865	2,000	D0642429	2,000	D0962970	2,000
C6362859	2,000	D0039919	6,000	D0322297	2,000	D0651266	2,000	D096504A	2,000
C6369187	2,000	D0042251	2,000	D0330567	2,000	D0658953	2,000	D0966534	2,000
C6369969	2,000	D0044629	2,000	D0332365	4,000	D0666719		D0966615	2,000
C6370975	2,000	D0050416	2,000	D0334562	2,000	D0270580	2,000	D0970868	2,000
C6383570	2,000	D0051781	2,000	D0337693	2,000	D0668207	2,000	D097314A	2,000
C6390356	2,000	D0056597	2,000	D0339351	2,000	D0674436	2,000	D0974588	2,000
C639212A	2,000	D0061949	2,000	D0343472	2,000	D0675424	2,000	D097572A	4,000
C6396613	2,000	D0067106	2,000	D0345874	2,000	D0677966	2,000	D0976610	2,000
C6401129	2,000	D0069109	4,000	D034617A	4,000	D067892A	2,000	D0978532	2,000
C6404802	2,000	D007076A	10,000	D0346358	2,000	D0679926	4,000	D0980251	2,000
C6408085	2,000	D0079376	2,000	D0348601	2,000	D0680932	2,000	D098592A	2,000
C6412341	2,000	D0082407	2,000	D0349837	2,000	D0682064	4,000	D0986632	8,000
C6414204	2,000	D0083497	2,000	D0350150	2,000	D0689948	2,000	D0988341	2,000
C6420379	2,000	D0087395	2,000	D0354075	2,000	D0691047	2,000	D099025A	2,000
C6422916	2,000	D0087611	2,000	D0356485	2,000	D0692485	2,000	D0990281	2,000
C642675A	2,000	D0088766	2,000	D0365557		D0692868	2,000	D099032A	2,000
C6428787	2,000	D0090000	2,000	P1212765	2,000	D0692981	2,000	D0992594	2,000
C6429406	2,000	D009331A	2,000	D0367258	2,000	D0695786	2,000	D0995461	2,000
C6430811	2,000	D0093816	2,000	D0367703	2,000	D0695999	2,000	D0995739	2,000
C6430889	2,000	D0098753	2,000	D0371980	2,000	D0697746	4,000	D1004922	2,000
C6432776	2,000	D0100006	2,000	D0372340	2,000	D0700356	2,000	D1015894	2,000
C643356A	2,000	D0100839	2,000	D0374106	2,000	D0700828	2,000	D1020928	2,000
C6434248	2,000	D0102378	2,000	D0376516	2,000	D0701875	2,000	D1024524	2,000
C6436356	8,000	D010317A	2,000	D0382400	2,000	D070663A	2,000	D1027507	2,000
C6438898	2,000	D0104060	6,000	D0382745	2,000	D0709167	2,000	D1030540	2,000
C6451363	2,000	D0106012	2,000	D0383601	2,000	D0710874	2,000	D1034597	2,000
C645592A	2,000	D0106047	4,000	D0385973	4,000	D0711609	2,000	D1037820	2,000
C6464163	2,000	D0106802	2,000	D0388328	2,000	D0716066	2,000	D1038452	2,000
C6464406	4,000	D0108481	2,000	D0390152	2,000	D0726533	2,000	D1039963	2,000
C6467782	2,000	D0114090	2,000	D0391353	2,000	D0729478	2,000	D105301A	2,000
C6472573	2,000	D0115143	2,000	D0392597	2,000	D0729664	2,000	D1055268	2,000
C6476013	2,000	D0117944	2,000	D0401847	4,000	D073093A	2,000	D1055381	2,000
C6477567	2,000	D0125483	2,000	D0409325	2,000	D0731413	2,000	D105895A	4,000
C6479209	2,000	D0127648	4,000	D0411400	2,000	D0733769	2,000	D1061489	2,000
C6480665	2,000	D0128733	2,000	D0412741	2,000	D0734714	2,000	D1069250	2,000
C6484296	2,000	D0129330	2,000	D0414132	2,000	D0743705	2,000	D106996A	2,000
C6494372	2,000	D0131300	2,000	D0422615	2,000	D0753190	2,000	D1074033	2,000
C6505218	4,000	D0131769	2,000	D0422682	2,000	D0765687	2,000	D1077725	2,000
C650744A	2,000	D0140016	2,000	D042460A	2,000	D076978A	2,000	D1077938	2,000
C651120A	2,000	D0141462	2,000	D0425088	2,000	D0769984	2,000	D1077946	2,000
C6512435	2,000	D0145360	2,000	D0425177	4,000	D0770354	2,000	D1080491	2,000
C6513962	2,000	D0146693	2,000	D0432661	2,000	D0772373	2,000	D1080742	2,000
C651540A	2,000	D0147339	2,000	D0439658	2,000	D0775615	2,000	D1082737	4,000
C6516228	2,000	D0153576	2,000	D0439836	2,000	D0776387	2,000	D1084160	2,000
C6518581	2,000	D0154106	10,000	D0441156	2,000	D077676A	2,000	D1084187	2,000
C6521653	2,000	D0155463	2,000	D0441377	2,000	D0783456	2,000	D108652A	2,000
C6523496	2,000	D0156532	8,000	D0441415	2,000	D0783812	2,000	D1087097	4,000
C6529532	2,000	D0162680	2,000	D0447693	2,000	D0789071	2,000	D1088972	2,000
C6530263	2,000	D0165256	2,000	D0448436	2,000	D0791173	2,000	D109591A	2,000
C653062A	4,000	D0166155	2,000	D0456765	2,000	D0792064	2,000	D1098986	2,000
C6533599	2,000	D016649A	2,000	D0457869	2,000	D080433A	2,000	D1099109	2,000
C6541230	2,000	D016697A	2,000	D0458989	2,000	D0805697	2,000	D1100433	2,000
C6547255	2,000	D016991A	4,000	D0459233	10,000	D0807851	2,000	D1102207	2,000
C6558982	2,000	D0170039	2,000	D0463303	2,000	D0808076	2,000	D1105494	2,000
C6563528	2,000	D0172775	2,000	D0468100	4,000	D0808947	2,000	D1105958	2,000
C6564761	2,000	D0172945	2,000	D0472760	2,000	D0809269	2,000	D111003A	2,000
C6564966	2,000	D0173364	2,000	D0473937	2,000	D0809773	2,000	D1110161	2,000
C6565059	2,000	D0176533	2,000	D0475999	2,000	D0810051	2,000	D1110269	2,000
C6565717	2,000	D0179257	2,000	D0478858	2,000	D0810542	2,000	D1112032	2,000
C6568813	2,000	D0180344	2,000	D0483282	2,000	D0812782	2,000	D111275A	2,000
C6569666	2,000	D0180468	2,000	D0484459	4,000	D0813045	2,000	D1114167	2,000
C657080A	6,000	D0181979	2,000	D0485420	2,000	D0819787	2,000	D1115341	2,000
C6576174	2,000	D0184250	2,000	D0486931	2,000	D0822397	2,000	D1126904	2,000
C6579319	2,000	D0191346	2,000	D0487326	2,000	D082330A	2,000	D1128214	2,000
C6581607	2,000	D0203336	2,000	D048792A	2,000	D0825558	2,000	D112832A	2,000
C6582743	2,000	D020488A	2,000	D0488039	2,000	D0829790	2,000	D1128419	2,000
C6587575	2,000	D0205568	2,000	D0489698	2,000	D0832066	2,000	D1141067	2,000
C6588393	2,000	D0211800	2,000	D0492680	2,000	D0832465	2,000	D114418A	2,000
C6588962	2,000	D0212211	2,000	D0505731	2,000	D0838609	2,000	D1146034	2,000
C6591912	2,000	D021446A	2,000	D0506363	2,000	D0841391	4,000	D115469A	2,000
C6592870	2,000	D0217544	2,000	D0512541	2,000	D0842495	2,000	D1156773	2,000
C6593583	2,000	D0220966	2,000	D0513432	10,000	D0848507	2,000	D115939A	20,000
C659427A	2,000	D0224775	2,000	D0515915	2,000	D0851222	2,000	D1164024	2,000
C6597139	2,000	D0227936	2,000	D0518418	4,000	D0851966	2,000	D1165578	2,000
C6598348	2,000	D0228304	2,000	D0519325	2,000	D0853438	2,000	D1170946	2,000
C6602841	2,000	D0231584	2,000	D0527034	6,000	D085664A	2,000	D1175816	2,000
C6612359	2,000	D0239411	2,000	D053115A	4,000	D0860205	2,000	D1176693	2,000
C6623695	2,000	D0239977	2,000	D0537730	2,000	D0863271	2,000	D1177150	4,000
C6624438	2,000	D0240789	2,000	D0544869	2,000	D0872769	4,000	D1177819	2,000
C6625175	2,000	D0246442	6,000	D0546446	2,000	D0873307	2,000	D1178718	2,000
C670606A	2,000	D0246507	2,000	D0551652	2,000	D0873439	2,000	D1185935	2,000
C6709549	2,000	D0249468	2,000	D0553248	2,000	D0873781	2,000	D1188063	2,000
C6710415	2,000	D0252221	2,000	D0556255	2,000	D0874516	2,000	D1188144	4,000
C6712191	2,000	D0254232	2,000	D0557049	2,000	D0879348	2,000	D1192699	2,000
C6715204	2,000	D0254536	2,000	D0566579	6,000	D0882985	2,000	D1198247	6,000
C6717606	2,000	D0255557	2,000	D0568334	2,000	D088337A	2,000	D1198840	2,000
C6719722	2,000	D0256332	2,000	D056861A	2,000	D0884910	2,000	D1200624	2,000
C6719757	2,000	D0256480	2,000	D0572946	2,000	D0885185	2,000	D1207165	2,000
C6720097	2,000	D0259854	2,000	D0572943	2,000	D0890856	2,000	D1207173	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
D1217500	10,000	D1633652	2,000	D1948238	2,000	D2241472	2,000	D2513901	2,000
D1220609	2,000	D1635736	2,000	D194870A	2,000	D2241847	2,000	D2517141	2,000
D1229088	2,000	D1636554	4,000	D1950844	2,000	D2242606	2,000	D251732A	2,000
D1230418	2,000	D1637720	2,000	D195288A	2,000	D2245591	2,000	D2517451	2,000
D1232143	2,000	D1641086	2,000	D1955234	2,000	D2251273	2,000	D2518938	2,000
D1232542	2,000	D1641388	2,000	D1960459	2,000	D225891A	2,000	D2519829	2,000
D1243366	2,000	D1642740	2,000	D1961099	2,000	D2260698	2,000	D2524423	2,000
D1247779	2,000	D1642759	2,000	D1963180	2,000	D2272750	2,000	D2525608	2,000
D1248716	2,000	D1645561	2,000	D1967909	2,000	D2274265	2,000	D2526841	2,000
D1249283	2,000	D1648293	2,000	D1970292	2,000	D2274370	2,000	D2528909	2,000
D1249550	2,000	D1651553	2,000	D197610A	2,000	D2275016	2,000	D2531357	2,000
D1249933	2,000	D1653017	2,000	D1976843	2,000	D2275679	2,000	D2531365	2,000
D1251865	4,000	D1653688	2,000	D1985559	2,000	D2275857	2,000	D2531535	4,000
D1252349	2,000	D1658647	2,000	D2001390	20,000	D2277515	2,000	D2536324	6,000
D1255887	2,000	D1663845	2,000	D2001889	2,000	D2278376	2,000	D2541786	2,000
D1255941	2,000	D1673832	2,000	D2003504	2,000	D2282004	2,000	D2544424	2,000
D1256336	2,000	D1688961	2,000	D200506A	2,000	D2282594	2,000	D2545439	2,000
D1261666	2,000	D1695208	2,000	D2005914	2,000	D2284473	2,000	D2548314	2,000
D126357A	2,000	D1696026	2,000	D2006767	2,000	D2286948	2,000	D2550580	24,000
D1267346	2,000	D1696093	2,000	D2008522	2,000	D2292794	2,000	D2562252	2,000
D1270347	2,000	D1699645	2,000	D201090A	2,000	D229486A	2,000	D2567270	2,000
D127413A	2,000	D1704592	2,000	D2018366	2,000	D2295300	2,000	D2568722	2,000
D1280067	2,000	D1707036	2,000	D2018544	2,000	D2303273	2,000	D2570670	2,000
D128061A	2,000	D1708407	2,000	D2020263	2,000	D2305438	2,000	D2572649	2,000
D1280687	2,000	D1708830	4,000	D2021308	2,000	D2309336	2,000	D2574706	2,000
D1284100	2,000	D1709241	2,000	D2023661	2,000	D2314593	2,000	D257496A	2,000
D1286510	2,000	D1711130	2,000	D2024080	2,000	D2330602	8,000	D2580145	2,000
D1301145	2,000	D1714369	2,000	D2025753	2,000	D2334624	12,000	D2583578	2,000
D1302699	2,000	D1715527	2,000	D2026652	2,000	D233540A	2,000	D2584094	6,000
D1305515	2,000	D1723120	2,000	D2027004	2,000	D2337801	2,000	D2592941	6,000
D1307909	2,000	D1724658	2,000	D2028051	2,000	D2338719	2,000	D2594375	4,000
D131610A	2,000	D1725506	2,000	D2034027	2,000	D2342813	2,000	D2597331	2,000
D1319508	2,000	D1733495	2,000	D2034485	2,000	D2343674	4,000	D2597382	2,000
D1322428	2,000	D173579A	8,000	D2036569	2,000	D2348013	2,000	D2598249	2,000
D1325648	2,000	D1743326	2,000	D2041708	2,000	D234963A	2,000	D2598982	2,000
D1326407	2,000	D1744861	2,000	D2043158	2,000	D2354560	2,000	D2601290	2,000
D1327888	2,000	D174649A	2,000	D2045746	2,000	D2356695	2,000	D2603188	2,000
D133681A	2,000	D1746600	2,000	D2050723	2,000	D2356717	2,000	D2604494	
D1346467	2,000	D174926A	2,000	D2052203	2,000	D2358558	2,000	D5873976	2,000
D134765A	2,000	D1753836	2,000	D2052343	2,000	D2360269	2,000	D2607949	2,000
D1348486	2,000	D175493A	2,000	D2052491	2,000	D2361931	2,000	D2609836	2,000
D1353455	2,000	D1756835	2,000	D2055369	2,000	D236423A	2,000	D261256A	2,000
D1355717	4,000	D1761421	2,000	D2063698	2,000	D2365112	2,000	D2614902	2,000
D136712A	2,000	D1766075	2,000	D2064953	2,000	D2374162	4,000	D2616212	2,000
D1372786	2,000	D1767071	2,000	D2065798	4,000	D2377064	2,000	D2617839	2,000
D1376129	14,000	D1769864	2,000	D2066301	2,000	D2381800	2,000	D2621623	2,000
D1379896	2,000	D1770188	2,000	D2074657	2,000	D2381819	2,000	D2623839	2,000
D138122A	2,000	D1780442	2,000	D2075890	2,000	D2382858	10,000	D2624207	2,000
D1387783	2,000	D1782631	2,000	D2077486	2,000	D2382939	2,000	D2628369	2,000
D1391799	2,000	D1785061	2,000	D2077753	2,000	D2384079	4,000	D2631688	2,000
D1398807	2,000	D1786866	2,000	D2083249	2,000	D2385849	2,000	D2637155	2,000
D140131A	2,000	D1793919	2,000	D2083354	2,000	D2388783	2,000	D264304A	2,000
D140291A	2,000	D1795768	2,000	D208573A	2,000	D2389674	2,000	D2644364	2,000
D140727A	2,000	D1796748	2,000	D2086175	2,000	D2392489	2,000	D264982A	2,000
D1407385	2,000	D1799976	2,000	D2086949	2,000	D2393531	2,000	D2655005	2,000
D1412575	2,000	D1800850	2,000	D2088275	2,000	D2396638	2,000	D2655374	2,000
D1417135	2,000	D1801032	2,000	D2089417	2,000	D2398282	2,000	D265775A	4,000
D1417577	2,000	D1801342	2,000	D2091845	2,000	D2400856	2,000	D2659213	2,000
D1420721	2,000	D1803051	2,000	D2091918	2,000	D2405084	2,000	D2665701	2,000
D1422198	2,000	D1804821	2,000	D2092663	2,000	D2406145	2,000	D2666988	2,000
D1424921	2,000	D1808932	2,000	D2097835	2,000	D2408504	2,000	D2679621	2,000
D1431723	2,000	D1812735	2,000	D2098106	2,000	D2414644	2,000	D267963A	2,000
D1434633	2,000	D1814061	2,000	D2099641	2,000	D241525A	2,000	D2680034	2,000
D1436539	2,000	D1817885	4,000	D2105323	2,000	D2420431	2,000	D2681529	2,000
D1436830	2,000	D1821920	2,000	D2106737	2,000	D2430453	2,000	D2685060	2,000
D144153A	4,000	D1821939	2,000	D2107393	2,000	D2430909	2,000	D2685346	
D1447379	2,000	D1827430	2,000	D2108632	2,000	D243114A	2,000	D2685338	2,000
D1455371	2,000	D1830156	2,000	D2108942	2,000	D2431727	2,000	D2687691	2,000
D1466144	8,000	D1833201	2,000	D2109086	2,000	D243324A	2,000	D2689333	2,000
D1470540	2,000	D183741A	2,000	D2111765	2,000	D2433975	2,000	D2690218	2,000
D1485718	2,000	D1840275	2,000	D2112524	2,000	D2434297	2,000	D2692296	2,000
D1487699	2,000	D1844688	2,000	D2123593	2,000	D2434726	2,000	D2694876	2,000
D1493117	2,000	D1847598	2,000	D2125197	2,000	D2435315	2,000	D2697964	2,000
D1495209	2,000	D1848047	2,000	D2125340	2,000	D2435366	4,000	D2700884	2,000
D149945A	2,000	D1850823	2,000	D2126886	2,000	D2437091	2,000	D2703522	2,000
D1499948	2,000	D1860489	2,000	D2131200	2,000	D2437539	2,000	D2708370	2,000
D1508629	2,000	D1861116	2,000	D2131235	24,000	D2439124	2,000	D2710960	2,000
D1511166	2,000	D1861345	2,000	D2147883	4,000	D2441218	2,000	D2719089	2,000
D1512138	2,000	D1863542	2,000	D2151465	2,000	D2442567	2,000	D2719615	2,000
D1513487	2,000	D186378A	2,000	D2154596	2,000	D2445493	4,000	D2722632	2,000
D1514823	2,000	D1867955	2,000	D2157803	2,000	D2447429	2,000	D2724082	2,000
D1520068	2,000	D1871537	2,000	D2160391	2,000	D2447720	2,000	D2724546	2,000
D152229A	2,000	D1876628	2,000	D2161312		D2450411	2,000	D2728193	2,000
D1523350	2,000	D1877845	2,000	D2122333	6,000	D2450950	2,000	D2728681	2,000
D1523555	2,000	D1878078	2,000	D2171164	2,000	D245400A	4,000	D2729602	2,000
D1523768	2,000	D1878248	2,000	D2176611	2,000	D2460131	2,000	D2732298	2,000
D1524926	2,000	D1878345	2,000	D217824A	2,000	D2465125	2,000	D2734169	2,000
D1525507	2,000	D1880145	2,000	D2180082	2,000	D2467942	4,000	D2736749	2,000
D1529243	2,000	D1880205	4,000	D2180139	2,000	D2470048	2,000	D2737133	2,000
D1533747	2,000	D1884906	6,000	D2185696	2,000	D2473969	2,000	D2737540	2,000
D1536363	2,000	D1889347	12,000	D2187494	2,000	D2477271	2,000	D2743699	2,000
D1536878	2,000	D1893506	2,000	D2189594	2,000	D2477549	2,000	D2744008	2,000
D1541006	2,000	D190012A	2,000	D219069A	2,000	D2478197	2,000	D2744768	2,000
D1555996	2,000	D1900294	2,000	D2191157	2,000	D2479878	2,000	D2746094	2,000
D1562720	2,000	D1901916	2,000	D2192838	2,000	D2480728	2,000	D2749506	2,000
D1566815	2,000	D1906667	2,000	D2193192	4,000	D2481651	2,000	D2751365	2,000
D1570081	2,000	D1907957	2,000	D2194636	2,000	D2482577	2,000	D2752078	2,000
D1573838	2,000	D1910710	2,000	D2194822	2,000	D2483581	2,000	D275934A	2,000
D1574761	2,000	D1911016	2,000	D2200032	2,000	D2485266	2,000	D275963A	12,000
D158354A	2,000	D1911490	2,000	D2200237	2,000	D2485274	2,000	D2766753	2,000
D158449A	2,000	D1912934	2,000	D220710A	2,000	D2485290	2,000	D2767245	4,000
D1584848	2,000	D1913124	2,000	D2210763	2,000	D2487188	2,000	D2767334	2,000
D1590589	2,000	D1922697	2,000	D2213215	2,000	D2491924	2,000	D2770548	2,000
D1590783	2,000	D1922727	2,000	D2216125	2,000	D2494575	4,000	D2770734	2,000
D1592719	4,000	D1923472	2,000	D222066	2,000	D2495113	2,000	D2775973	2,000
D1595785	2,000	D192519A	3,000	D2223393	2,000	D2496748	2,000	D2778816	2,000
D1606620	2,000	D1926358	2,000	D2224977	4,000	D2496764	6,000	D2781574	2,000
D1613899	2,000	D1927796	2,000	D222733A	2,000	D2498341	2,000	D2785278	2,000
D1621662	2,000	D1931750	2,000	D2228379	2,000	D2500788	2,000	D2787556	2,000
D1623541	2,000	D1932897	2,000	D2230969	4,000	D2502322	2,000	D2788722	2,000
D1626613	2,000	D1935632	2,000	D2231531	2,000	D2509033	2,000	D2789591	2,000
D1629329	2,000	D1937732	2,000	D2236029	2,000	D2511275	2,000	D2791235	2,000
D1631757	2,000	D194254A	2,000	D224109A	2,000	D2511488	2,000	D2792371	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
D2793297	2,000	D3024378	2,000	D3368670	2,000	D371157A	2,000	D4025033	2,000
D2793688	2,000	D3027210	12,000	D3369537	2,000	D3716628	2,000	D4029128	2,000
D2798426	2,000	D3028306	2,000	D3370527	2,000	D3721745	2,000	D4037333	2,000
D2799120	2,000	D302940A	4,000	D3370861	2,000	D3722318	10,000	D4042000	2,000
D2800080	2,000	D3037194	2,000	D3374069	2,000	D3722555	2,000	D4044259	2,000
D280082A	2,000	D3044816	2,000	D3380247	2,000	D3725872	2,000	D4044836	2,000
D2803365	2,000	D3045529	2,000	D338062A	2,000	D3728367	2,000	D4045182	2,000
D2805813	2,000	D3045782	2,000	D3384099	2,000	D372972A	2,000	D4045840	2,000
D2807867	2,000	D3049575	2,000	D338630A	2,000	D373670A	6,000	D4045948	2,000
D2809177	2,000	D3052754	4,000	D3391257	4,000	D373779A	2,000	D4046588	2,000
D2810345	2,000	D3057128	2,000	D3396348	2,000	D3738249	2,000	D4046618	2,000
D2814669	2,000	D3060978	2,000	D3409539	2,000	D3739849	2,000	D4050062	2,000
D2821258	2,000	D3071392	2,000	D3412513	2,000	D3745873	2,000	D4054742	2,000
D2826586	2,000	D3073891	2,000	D3414656	2,000	D3750958	2,000	D4056761	2,000
D2829364	2,000	D3073972	2,000	D3419232	2,000	D3752284	2,000	D4058462	2,000
D2831199	2,000	D307555A	2,000	D3436919	2,000	D3752500	2,000	D406067A	2,000
D2831261	2,000	D3078680	2,000	D3437478	2,000	D3754309	2,000	D4063172	2,000
D2831792	2,000	D308088A	2,000	D3437982	2,000	D3754678	2,000	D406814A	2,000
D2831830	2,000	D3086071		D3442927	4,000	D3763103	2,000	D4073402	2,000
D2832721	2,000	D2875080	2,000	D3460313	2,000	D3767036	2,000	D4076622	2,000
D2833477	2,000	D3089054	2,000	D3463495	2,000	D3770509	2,000	D4077637	2,000
D2838800	2,000	D3101615	2,000	D3466303	4,000	D3772005	2,000	D4079958	2,000
D2839521	2,000	D3105416	4,000	D3470181	4,000	D3777945	2,000	D4081359	4,000
D2846706	2,000	D3107486	2,000	D347179A	2,000	D378531A	2,000	D4093497	2,000
D2847443	2,000	D310987A	2,000	D3472044	2,000	D3794939	2,000	D4095546	2,000
D2854016	2,000	D3110959	2,000	D3472885	2,000	D379534A	4,000	D4099894	2,000
D2859204	2,000	D3113966	2,000	D3478344	2,000	D379792A	2,000	D4101082	2,000
D2862949	2,000	D3117767	2,000	D3482694	2,000	D3801781	2,000	D4104286	2,000
D2863457	2,000	D3120644	2,000	D3483003	2,000	D380425A	2,000	D410815A	2,000
D2868424	2,000	D3121446	2,000	D3484522	2,000	D3804500	4,000	D4108818	2,000
D2876982	2,000	D3127886	2,000	D3484778	2,000	D3810284	2,000	D4111878	2,000
D2878225	2,000	D3128467	2,000	D3491235	2,000	D3810306	2,000	D4114680	2,000
D2879191	2,000	D3130550	2,000	D3491286	2,000	D3811922	4,000	D4119453	2,000
D2880580	4,000	D3133495	2,000	D3491413	2,000	D3812635	2,000	D4121253	2,000
D2880874	2,000	D313372A	2,000	D3491545	2,000	D3817017	4,000	D4126301	2,000
D2882834	2,000	D3137830	4,000	D3497500	2,000	D3817734	2,000	D4133464	4,000
D2883261	2,000	D3140157	2,000	D349840A	2,000	D3822568	2,000	D4133685	2,000
D2889804	2,000	D3142516	2,000	D349864	8,000	D3824463	2,000	D4133855	2,000
D2889855	2,000	D3145280	2,000	D3500102	2,000	D382661A	2,000	D4136048	2,000
D2890756	2,000	D3149901	4,000	D3502849	2,000	D3828450	2,000	D4142021	2,000
D289624A	2,000	D3155006	4,000	D3505082	4,000	D3828620	2,000	D4144156	2,000
D2901170	2,000	D3160379	2,000	D3506526	2,000	D3830188	2,000	D4144954	2,000
D290515A	2,000	D3163866	2,000	D3507743	2,000	D3833713	2,000	D4146809	2,000
D2906393	2,000	D316594A	2,000	D3509924	2,000	D3834396	2,000	D414735A	2,000
D2906857	2,000	D3168787	2,000	D3510914	2,000	D3835465	2,000	D4152043	2,000
D2917182	2,000	D3171923	2,000	D3511929	2,000	D3840280	2,000	D4156103	2,000
D2920906	2,000	D317874A	2,000	D3512348	2,000	D3841384	2,000	D416548A	2,000
D2921775	2,000	D3179118	2,000	D3514227	2,000	D384197A	2,000	D4166664	2,000
D292183A	2,000	D3183115	2,000	D3517722	6,000	D384751A	2,000	D4171676	2,000
D2926343	2,000	D3183751	2,000	D352415A	2,000	D3851770	2,000	D417375A	14,000
D2928230	2,000	D3186416	2,000	D3527914	2,000	D3852572	2,000	D4181868	2,000
D2929792	2,000	D3190146	2,000	D3529135	2,000	D3854184	6,000	D4185294	2,000
D2930049	2,000	D3194265	2,000	D3532667	2,000	D3854583	2,000	D4189052	2,000
D2933153	2,000	D320354A	2,000	D3536824	2,000	D3860222	2,000	D4189354	2,000
D2933668	2,000	D3206476	2,000	D3537359	2,000	D386158A	2,000	D4191154	2,000
D2934974	2,000	D3212212	2,000	D3537855	2,000	D3863949	2,000	D4191618	2,000
D2935369	2,000	D3213227	2,000	D3539335	2,000	D3864228	2,000	D4192762	4,000
D2936047	2,000	D3215785	2,000	D354228A	2,000	D3868177	2,000	D4193068	2,000
D2938562	2,000	D3216595	2,000	D3542891	6,000	D3870570	2,000	D4193823	2,000
D2943973	2,000	D3226116	2,000	D3545394	2,000	D3876412	2,000	D4194145	2,000
D2946735	2,000	D3226590	2,000	D3546676	2,000	D388041A	2,000	D4198353	2,000
D2946743	2,000	D3228623	2,000	D3548156	2,000	D3883702	6,000	D4201508	2,000
D2947367	2,000	D3229654	2,000	D3549829	2,000	D388489A	2,000	D4201729	2,000
D2949610	2,000	D3237142	2,000	D355573A	2,000	D3891802	2,000	D4207417	2,000
D2953340	2,000	D3238084	2,000	D3564054	2,000	D3892590	2,000	D4209460	2,000
D2953561	2,000	D3238440	2,000	D3565506	2,000	D3897452	2,000	D4210299	2,000
D2954282	2,000	D3239390	2,000	D3567177	2,000	D3899285	2,000	D421619A	2,000
D2961505	2,000	D3239463	2,000	D3568122	2,000	D3903657	2,000	D4224990	2,000
D2962285	2,000	D3241972	2,000	D3571816	2,000	D3905080	2,000	D4227280	2,000
D2963117	2,000	D3246583	2,000	D3576648	2,000	D3905412	2,000	D4235739	2,000
D2964695	2,000	D3248160	2,000	D3581080	2,000	D3905633	2,000	D4237510	2,000
D2965950	2,000	D324923A	2,000	D3582044	2,000	D3913385	8,000	D4239025	2,000
D2966809	4,000	D3249965	2,000	D3584292	2,000	D3913628	2,000	D4243235	2,000
D2969220	2,000	D3254306	2,000	D3585779	2,000	D3919669	2,000	D4246013	2,000
D2969492	2,000	D3267343	2,000	D3585957	2,000	D3920241	2,000	D424911A	10,000
D2974038	2,000	D3268900	6,000	D3590357	2,000	D3923992	2,000	D4249780	2,000
D2975778	2,000	D3269036	2,000	D3593097	2,000	D3926002	2,000	D4252684	2,000
D2976006	2,000	D3269141	2,000	D3600484	2,000	D3926541	2,000	D4256108	2,000
D2976448	2,000	D3276180	2,000	D3600840	2,000	D3928889	2,000	D4258194	2,000
D2979676	2,000	D3276245	2,000	D3601693	2,000	D3929168	2,000	D426092A	2,000
D2979811	2,000	D3278248	2,000	D3602797	2,000	D3931251	2,000	D4262183	2,000
D2981778	2,000	D3280803	2,000	D3604501	2,000	D3931278	2,000	D4265654	2,000
D2985145	2,000	D3286305	2,000	D3606032	2,000	D3935478	6,000	D4269161	2,000
D2987008	2,000	D3286402	2,000	D3606881	2,000	D3936172	2,000	D4271077	2,000
D2987415	2,000	D3288650	2,000	D3612059	2,000	D3938019	2,000	D4272162	2,000
D2988713	4,000	D3291619	2,000	D3619819	2,000	D3940463	2,000	D4273193	4,000
D2989787	2,000	D3292313	2,000	D3632807	2,000	D3942962	8,000	D4277350	2,000
D2989949	2,000	D3295274	2,000	D3640311	2,000	D3943284	2,000	D4278128	2,000
D2989957	2,000	D3297463	2,000	D3641040	2,000	D3948286	2,000	D4280343	2,000
D2990025	2,000	D329975A	2,000	D3645747	2,000	D3950116	2,000	D4283245	2,000
D2992311	2,000	D3301681	2,000	D3646158	2,000	D3957757	2,000	D4285019	2,000
D299392A	2,000	D3302157	2,000	D3646689	2,000	D3965156	2,000	D4285728	2,000
D2993954	2,000	D3311725	2,000	D3646867	2,000	D3966500	2,000	D4286732	2,000
D2995728	2,000	D3311741	2,000	D3650244	2,000	D3966810	2,000	D4288182	2,000
D2998832	2,000	D3319890	2,000	D3651062	2,000	D396947A	6,000	D4288662	2,000
D2999448	20,000	D3321194	4,000	D3663702	2,000	D3969933	2,000	D4288751	2,000
D3000703	2,000	D332715A	2,000	D3665918	2,000	D3973531	2,000	D4290071	2,000
D3001106	2,000	D3329403	2,000	D3671551	2,000	D3975283	2,000	D4294883	82,000
D3001483	2,000	D3330231	6,000	D3675166	2,000	D3976484	2,000	D4296142	2,000
D300203A	2,000	D3331726	2,000	D3679412	4,000	D3982026	2,000	D4299222	4,000
D3002579	2,000	D3337201	2,000	D3679453	2,000	D3986366	2,000	D4302134	2,000
D3003486	2,000	D3337244	2,000	D3682316	2,000	D3989373	4,000	D430353A	2,000
D3004237	2,000	D3340598	2,000	D3684718	2,000	D3990223	2,000	D430367A	2,000
D3009069	2,000	D3342795	2,000	D3687032	2,000	D3995330	2,000	D4305230	2,000
D3009131	2,000	D3348181	2,000	D368792A	2,000	D3999247	4,000	D4309910	2,000
D3009956	2,000	D3351387	2,000	D3692850	6,000	D400768A	2,000	D4310870	
D301061A	4,000	D3352197	2,000	D3693237	2,000	D4011350	2,000	D3914276	2,000
D3010628	4,000	D3356877	2,000	D3694802	2,000	D4014481	2,000	D4315244	2,000
D3013953	2,000	D3357741	2,000	D3696716	2,000	D4016689	2,000	D4317549	6,000
D3016782	2,000	D3358160	2,000	D3699383	2,000	D401726A	2,000	D4323913	14,000
D3017223	2,000	D3358373	2,000	D3703399	2,000	D4018274	2,000	D4325177	2,000
D3019307	2,000	D3364861	2,000	D3707912	4,000	D4019564	2,000	D433298A	2,000
D3020267	2,000	D3368654	2,000	D3711022	2,000	D4022492	2,000	D4334613	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
D4342659	2,000	D467872A		D5026327	2,000	D5309752	2,000	D5619433	2,000
D4350686	2,000	D4883560	2,000	D5029407	2,000	D5310556	2,000	D5620296	2,000
D4350783	2,000	D4683685	2,000	D5031118	2,000	D5311528	2,000	D5625069	6,000
D4354606	4,000	D468603A	2,000	D5034133	2,000	D5313555	2,000	D5633916	2,000
D4355009	2,000	D468665A	2,000	D5039178	2,000	D5314470	2,000	D5639515	2,000
D4357435	2,000	D4687605	2,000	D5039666	2,000	D5317534	2,000	D5640610	2,000
D4359411	2,000	D4697147	2,000	D5041903	2,000	D5322597	2,000	D5644594	4,000
D4363362	2,000	D4705409	2,000	D5045046	2,000	D5322902	2,000	D5648646	2,000
D4364407	2,000	D4716362	2,000	D5045461	2,000	D5327009	2,000	D5650802	2,000
D4364490	2,000	D4721811	2,000	D5057729	2,000	D5330115	2,000	D5652333	2,000
D4368054	2,000	D4726279	2,000	D5063591	2,000	D5330352	2,000	D5652589	2,000
D4368739	2,000	D4726368	4,000	D5065675	2,000	D5332894	2,000	D565428A	2,000
D4372914	2,000	D4727887	2,000	D5066019	2,000	D5333408	2,000	D5664218	2,000
D4374798	2,000	D4729758	2,000	D5069492	2,000	D533370A	2,000	D5666350	2,000
D4376383	4,000	D4733747	2,000	D5069514	2,000	D5341508	2,000	D5666741	2,000
D4376391	4,000	D474210A	2,000	D5071845	12,000	D5343462	2,000	D5666881	2,000
D4392389	2,000	D4743823	2,000	D5072264	2,000	D5346054	4,000	D5667748	2,000
D4398891	2,000	D4743831	2,000	D5076065	2,000	D5347654	2,000	D5670617	2,000
D4400217	2,000	D4748337	2,000	D5079145	2,000	D5348197	2,000	D5673659	2,000
D4400993	2,000	D4750587	4,000	D5079641	2,000	D5349169	2,000	D5675120	2,000
D44010336	2,000	D4760140	2,000	D508050A	2,000	D5354537	2,000	D5677530	2,000
D4404999	2,000	D4766971	2,000	D508159A	2,000	D5360901	2,000	D5679924	2,000
D4407211		D4768273	2,000	D5082650	2,000	D5367930	2,000	D5681694	4,000
E4144108	2,000	D4771150	2,000	D5085862	2,000	D5368368	2,000	D5690723	2,000
D4410271	2,000	D4784538	2,000	D5086249	2,000	D5370141	2,000	D5693676	2,000
D4411154	2,000	D478726A	2,000	D5086729	2,000	D5372381	2,000	D5694516	2,000
D441689A	2,000	D478788A	2,000	D5098638	2,000	D5373299	2,000	D5694559	2,000
D4421354	2,000	D4788169	2,000	D5102058	4,000	D5373396	2,000	D5695490	2,000
D4425813	1,000	D4788320	2,000	D5103518	2,000	D5378908	2,000	D5696195	2,000
D4427212	2,000	D4794711	4,000	D5104689	2,000	D5380988	2,000	D5696837	2,000
D442759A	2,000	D4794924	2,000	D5107351	2,000	D5381844	4,000	D5702527	2,000
D4432852	2,000	D4797664	4,000	D5113300	2,000	D5386374	2,000	D5703515	2,000
D4444478	2,000	D4801289	2,000	D5115524	2,000	D5399557	2,000	D5709955	2,000
D4448058	2,000	D4803672	2,000	D5116636	2,000	D5400229	2,000	D5710317	2,000
D4460406	2,000	D4804989	2,000	D5116717	2,000	D5400342	2,000	D5722714	2,000
D4462174	2,000	D4805012	2,000	D5117497	2,000	D5400946	2,000	D572315A	2,000
D4464878	2,000	D4806515	8,000	D5124310	8,000	D5405425	2,000	D5729832	2,000
D4470401	2,000	D4811306	2,000	D5126003	2,000	D5408440	2,000	D5736049	2,000
D4471467	2,000	D4812906	2,000	D5129282	2,000	D541453A	2,000	D5736588	2,000
D4478453	2,000	D4813643	2,000	D5130787	2,000	D5421862	2,000	D5737851	2,000
D4483317	2,000	D4815042	18,000	D5133204	2,000	D5423059	2,000	D5740461	2,000
D4484623	2,000	D4822790	2,000	D5133476	2,000	D5427704	2,000	D5750491	2,000
D4484682	2,000	D482405A	2,000	D5135495	2,000	D5431043	2,000	D5753059	4,000
D4485840	2,000	D4826729	2,000	D5137137	2,000	D5436533	2,000	D575389A	2,000
D4485875	2,000	D4830564	2,000	D5138397	2,000	D5442606	2,000	D5755582	2,000
D4489358	2,000	D4832710	2,000	D5138478	2,000	D5445567	2,000	D5757097	2,000
D4495528	2,000	D4833237		D5140855	2,000	D5450110	2,000	D5757887	2,000
D449663A	2,000	A8339824	2,000	D5146802	2,000	D5451524	2,000	D5772487	2,000
D4497636	2,000	D4833601	2,000	D5158339	4,000	D5451974	2,000	D5775540	2,000
D4498985	2,000	D4835434	2,000	D5158924	2,000	D5453586	2,000	D5777195	2,000
D4499981	2,000	D4835884	2,000	D5159300	2,000	D5460078	2,000	D5778973	2,000
D4500378	2,000	D4838360	2,000	D5159726	2,000	D5460949	2,000	D5781877	2,000
D4500629	2,000	D4841981	2,000	D5161976	2,000	D5462550	2,000	D5787034	2,000
D450179A	2,000	D4859163	2,000	D5165173	2,000	D5462976	2,000	D5788944	2,000
D4502028	2,000	D4860102	2,000	D5167095	2,000	D5463549	2,000	D5793956	2,000
D4503199	2,000	D4861648	2,000	D5167176	2,000	D5467218	2,000	D5798885	4,000
D4507267	2,000	D4861737	4,000	D5171564	2,000	D5471576	2,000	D5799954	2,000
D4511914	8,000	D4863543	2,000	D5172447	2,000	D5473161	4,000	D5802661	2,000
D4516983	2,000	D4864086	2,000	D5172935	2,000	D5476985	2,000	D5806705	4,000
D4520859	2,000	D4872062	2,000	D5182302	2,000	D5480176	2,000	D5811164	2,000
D4521340	2,000	D4873328	2,000	D5182876	2,000	D5481059	2,000	D581161A	2,000
D452725A	2,000	D487362A	2,000	D5184631	2,000	D5481148	2,000	D581452A	2,000
D452773A	2,000	D4875428	2,000	D5185662	2,000	D5494053	2,000	D5816646	2,000
D4530900	2,000	D4878745	4,000	D518920A	2,000	D549522A	2,000	D581774A	2,000
D4537697	2,000	D488267A	2,000	D5190879	2,000	D5497702	2,000	D5820376	12,000
D4542917	2,000	D4886292	2,000	D519310A	2,000	D5499225	2,000	D582052A	2,000
D4546394	6,000	D4886829	2,000	D5199159	20,000	D5504075	2,000	D5820554	2,000
D4547188	2,000	D4888007	2,000	D5201463	2,000	D550427A	2,000	D5822034	2,000
D4548001	2,000	D4888511	4,000	D5202869	2,000	D5504601	2,000	D5831122	2,000
D4548184	2,000	D4892942	2,000	D5207984	2,000	D5506892	40,000	D5832285	2,000
D4550448	2,000	D4896158	2,000	D5208875	2,000	D5513791	2,000	D5835276	2,000
D4552297	2,000	D4896972	2,000	D5209995	12,000	D5515441	2,000	D5835519	2,000
D4555199	2,000	D4899483	2,000	D5212635	2,000	D5520658	2,000	D5836841	2,000
D4555261	2,000	D4902433	2,000	D5212880	4,000	D5527598	2,000	D5837554	
D4557329	2,000	D4903375	2,000	D5213402	2,000	D5528918	2,000	D8367672	2,000
D4560370	2,000	D4909918	2,000	D5216398	2,000	D5529531	2,000	D5841314	2,000
D4561253	2,000	D491119A	2,000	D5217718	2,000	D5535310	2,000	D5844186	2,000
D4566654	2,000	D4911246	2,000	D5219214	2,000	D5539057	2,000	D5850100	2,000
D456676A	2,000	D4913826	2,000	D5226962	2,000	D553991A	2,000	D5851700	2,000
D4568142	2,000	D4914822	2,000	D5227829	4,000	D554221A	2,000	D5852170	2,000
D4575815	2,000	D4916647	2,000	D5229635	2,000	D5543208	2,000	D5852197	12,000
D457598A	2,000	D4920342	2,000	D5233322	2,000	D5544956	2,000	D5859876	2,000
D4578199	2,000	D4921187	2,000	D5233381	2,000	D5547890	2,000	D586974A	2,000
D4581084	2,000	D4927835	2,000	D5236062	2,000	D5548420	2,000	D5876797	2,000
D4583850	6,000	D4930917	2,000	D5236798	6,000	D5552312	2,000	D5878757	2,000
D4589670	2,000	D4932588	2,000	D5240043	2,000	D5554714	2,000	D5878927	2,000
D4594410	2,000	D4935730	2,000	D5240507	2,000	D5555230	2,000	D5879389	2,000
D4596553	4,000	D4935765	2,000	D5245703	2,000	D5555265	2,000	D5879559	2,000
D4597703	2,000	D4939736	2,000	D5246998	2,000	D5559236	2,000	D5884048	2,000
D4599854	2,000	D4946597	2,000	D5249873	2,000	D5561915	2,000	D5884692	2,000
D4603800	2,000	D4948743	2,000	D5251096	2,000	D5563322	2,000	D5885680	2,000
D4607091	2,000	D4951450	2,000	D5255369	2,000	D5568316		D5887918	2,000
D4608756	2,000	D4953623	12,000	D5256535	2,000	D5287724	2,000	D588921A	2,000
D4610823	2,000	D4955340	2,000	D526130A	2,000	D5572917	2,000	D5894183	2,000
D4611846	2,000	D4956681	2,000	D5263175	2,000	D557345A	2,000	D5901295	2,000
D4611919	2,000	D4959575	4,000	D5263876	2,000	D5574782	2,000	D5901325	2,000
D4619944	2,000	D4965591	2,000	D5272158	2,000	D5579695	2,000	D5901783	2,000
D4621523	2,000	D4967403	2,000	D5274886	2,000	D5580812	2,000	D5911460	2,000
D4626320	2,000	D4971834	2,000	D5286760	2,000	D5588554	2,000	D5911932	2,000
D463935A	2,000	D4973497	2,000	D5288992	2,000	D5590982	2,000	D5917868	2,000
D4641281	2,000	D4980965	2,000	D5289212	2,000	D5594139	2,000	D5921059	2,000
D4645597	4,000	D4981961	2,000	D5289581	2,000	D5597804	2,000	D592273A	2,000
D4647212	2,000	D4983883	2,000	D5290741	2,000	D5600104	2,000	D5929637	2,000
D4648804	2,000	D4991738	2,000	D5291802	6,000	D5607621	2,000	D5931453	2,000
D4649363	2,000	D4997825	2,000	D5291926	12,000	D5608679	2,000	D5932565	2,000
D4650337	2,000	D4999224	2,000	D5292736	2,000	D561167A	2,000	D594704A	4,000
D4654049	2,000	D5001995	2,000	D5298637	2,000	D5614210	2,000	D5954658	2,000
D4654677	2,000	D5003327	2,000	D5298955	2,000	D5615594	2,000	D5963444	2,000
D4664214	4,000	D5003963	4,000	D5299080	2,000	D5616515	2,000	D5963770	2,000
D4671050	4,000	D5005028	6,000	D5300739	2,000	D5617996		D5964254	2,000
D4673388	2,000	D5013632	2,000	D5300976	2,000	D5618003	2,000	D5965463	2,000
D4674953	2,000	D5023107	2,000	D5304548	2,000	D561816A	2,000	D5966826	2,000
D4675194	2,000	D5024715	4,000	D5305927	2,000	D5618305	2,000	D5967784	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
D5971757	2,000	D6444645	2,000	D6838244	2,000	D814522A	4,000	E0071459	2,000
D5973768	2,000	D6449876	2,000	D6838856	2,000	D8149675	2,000	E0086936	2,000
D5974543	2,000	D6451552	2,000	D6845291	2,000	D8150967	2,000	E0116010	2,000
D5978395	2,000	D6452427	2,000	D6851836	4,000	D8154067	2,000	E0134744	2,000
D5979596	2,000	D6460098	2,000	D6853898	2,000	D8173053	4,000	E0144766	2,000
D5987971	2,000	D6460683	2,000	D685522A	2,000	D817386A	14,000	E0147919	2,000
D5989338	4,000	D6462368	2,000	D6861084	2,000	D8187194	2,000	E0149547	2,000
D5990573	2,000	D6462848	2,000	D6866663	2,000	D8189464	2,000	E0173707	2,000
D5997322	2,000	D6465456	2,000	D6866973	2,000	D8189774	2,000	E0179489	2,000
D5997535	2,000	D6484183	2,000	D6880232	2,000	D8191914	2,000	E0185292	2,000
D6008586	2,000	D6491295	2,000	D6881808	2,000	D8192139	2,000	E0192566	2,000
D6016384	2,000	D6493611	2,000	D6882103	2,000	D8198102	2,000	E0193252	6,000
D6020438	2,000	D6495959	2,000	D6889078	2,000	D819882A	2,000	E0217488	2,000
D6020942	2,000	D6505458	2,000	D6897437	2,000	D8204692	2,000	E0245473	2,000
D6021760	2,000	D6505660	2,000	D6898255	2,000	D820756A	2,000	E0247395	2,000
D602803A	2,000	D6511660	2,000	D6904476	4,000	D8216089	2,000	E0254901	2,000
D6033319	2,000	D6512160	4,000	D6910077	2,000	D8220906	2,000	E0270958	4,000
D6037292	2,000	D6513779	2,000	D6914544	4,000	D8222267	12,000	E0276506	2,000
D6062491	2,000	D6516425	2,000	D6931481	2,000	D8229202	4,000	E0296329	2,000
D6064834	2,000	D6518886	2,000	D6932143	2,000	D8236764	2,000	E0332260	2,000
D6067175	2,000	D6521623	6,000	D6934960	2,000	D8239070	2,000	E0334778	2,000
D6068937	4,000	D6521909	2,000	D6935010	2,000	D8245135	2,000	E0345346	4,000
D6072969	2,000	D6529497	2,000	D6936432	2,000	D8251399	2,000	E0369121	2,000
D6076425	2,000	D653444A	2,000	D6938362	2,000	D8252956	2,000	E0372521	2,000
D6094504	2,000	D6536280	2,000	D6939830	2,000	D8256501	2,000	E037933A	2,000
D6095446		D6537600	2,000	D6946683	2,000	D825780A	2,000	E0383973	2,000
P1285614	2,000	D6539506	2,000	D6949232	2,000	D8258768	2,000	E0387669	2,000
D6096914	2,000	D654044A	2,000	D6953116	2,000	D8263273	2,000	E0388266	2,000
D6100997	2,000	D6543317	2,000	D696469A	2,000	D8267309	2,000	E0392549	2,000
D6102280	2,000	D6544836	2,000	D6967745	2,000	D8270792	2,000	E0394223	2,000
D610433A	2,000	D6552103	2,000	D6970576	2,000	D8276464	2,000	E0416332	2,000
D6109226	2,000	D6555072	2,000	D6972951	2,000	D8276588	2,000	E0425633	2,000
D6115226	2,000	D6555129	2,000	D6976434	2,000	D8278203	2,000	E0435906	2,000
D6117628	2,000	D6557318	2,000	D6976523	2,000	D8287105	2,000	E0438670	2,000
D6120181	2,000	D6564802	2,000	D6979506	2,000	D828839A	2,000	E0445812	2,000
D6120270	2,000	D6569936	2,000	D6980474	2,000	D8292400	2,000	E0475304	2,000
D6126848	2,000	D6569979	2,000	D6988734	2,000	D829523A	2,000	E0487876	2,000
D6127135	2,000	D6582142	2,000	D6991425	2,000	D8301833	2,000	E0492721	2,000
D6141456	2,000	D6585362	2,000	D6997644	2,000	D8303062	2,000	E0510479	2,000
D6157247	2,000	D6586008	2,000	D7014377	2,000	D8305693	2,000	E0510541	6,000
D6159096	2,000	D6587942	2,000	D7022213	2,000	D8312479	2,000	E052304A	2,000
D6159223	2,000	D659051A	2,000	D7030712	2,000	D8317659	2,000	E0524801	2,000
D6159789	2,000	D6590676	10,000	D7031964	2,000	D832342A	2,000	E0527053	2,000
D6166831	2,000	D6604855	2,000	D7033177	2,000	D8325619	2,000	E0537490	4,000
D6169857	2,000	D6613900	2,000	D7035897	2,000	D8331808	2,000	E0544632	2,000
D6175539	2,000	D6619259	2,000	D7040572	2,000	D8338346		E0548727	2,000
D6178384	4,000	D6620990	2,000	D7043970	2,000	D5725756	2,000	E0551043	2,000
D6190651	4,000	D6621288	2,000	D7044160	2,000	D8339725	4,000	E0551973	2,000
D6190848	2,000	D6629173	2,000	D7044756	2,000	D8344451	2,000	E0552236	2,000
D6194770	2,000	D6633545	2,000	D7048751	2,000	D8344532	4,000	E0552813	2,000
D6205853	2,000	D6637532	8,000	D7051701	2,000	D8344931	2,000	E0553836	2,000
D6206701	2,000	D6640193	2,000	D7052058	2,000	D8350389	2,000	E0555839	2,000
D6219293	2,000	D664234A	2,000	D7053968	2,000	D8355186	2,000	E0556045	2,000
D6222308	2,000	D664816A	2,000	D7060514	2,000	D8355224	2,000	E056661A	2,000
D6226265	2,000	D6648410	4,000	D7063602	2,000	D8355917	2,000	E0572598	16,000
D6227210	2,000	D6649638	2,000	D7066083	2,000	D8370517	2,000	E0576097	2,000
D6236961	2,000	D6650377	2,000	D7066326	2,000	D8373745	2,000	E0577417	2,000
D624025A	2,000	D6652469	2,000	D7069244	2,000	D8380571	2,000	E0599461	2,000
D6249192	2,000	D6660097	2,000	D7078537	2,000	D8389684	2,000	E0609300	2,000
D6259740	2,000	D6664335	2,000	D7080299	2,000	D8390666	2,000	E0618164	2,000
D6261974		D6665463	2,000	D7082437	2,000	D8396435	2,000	E0628062	6,000
E9718080	2,000	D6670858	2,000	D7083077	2,000	D8407569	2,000	E0633171	4,000
D6262105	2,000	D6672397	2,000	D7503912	4,000	D8409219	2,000	E0636987	2,000
D6274839	2,000	D6688048	2,000	D7504005	2,000	D8410616	2,000	E065652A	2,000
D6281258	2,000	D6688870	2,000	D7515201	2,000	D8423807	2,000	E0659413	2,000
D6281827	2,000	D6690077	2,000	D7515376	2,000	D8424862	2,000	E0662899	4,000
D6284176	6,000	D669286A	2,000	D7517514	2,000	D8427330	2,000	E0663836	2,000
D6284389	2,000	D6694676	2,000	D7520965	4,000	D8427462	2,000	E0664328	2,000
D6295259	2,000	D669479A	2,000	D752216A	2,000	D8434248	2,000	E0666460	2,000
D6296883	2,000	D6707956	2,000	D7523069	2,000	D8435767	2,000	E0667092	2,000
D6299947	2,000	D6708057	2,000	D7524820	2,000	D8458910	2,000	E0669648	2,000
D630293A	2,000	D671281A	2,000	D7532602	2,000	D8476358	2,000	E0677624	2,000
D6307028	2,000	D6716076	2,000	D7533730	2,000	D8479519	2,000	E0679791	4,000
D631217A	2,000	D671636A	4,000	D8003018	2,000	D8480924	2,000	E0690876	2,000
D6313915	2,000	D6721975	2,000	D8004251	2,000	D8483443	2,000	E0695053	2,000
D6317007	2,000	D6722556	2,000	D8005754	2,000	D8484474	8,000	E0697854	2,000
D6317341	4,000	D6723232	2,000	D8005789	2,000	D8488100	2,000	E0707051	2,000
D631993A	2,000	D6725660	2,000	D800720A	2,000	D849559A	2,000	E0712195	2,000
D6326049	2,000	D673211A	2,000	D8007951	2,000	D8499374	2,000	E071659A	2,000
D6328394	4,000	D6733205	2,000	D8011525	2,000	D8503126	2,000	E0722719	
D6336176	2,000	D6740910	2,000	D8012467	2,000	D850422A	4,000	E0600141	2,000
D6339078	2,000	D6749136	2,000	D8014176	2,000	D8505072	2,000	E0724355	2,000
D6351000	6,000	D6751432	2,000	D8014354	2,000	D850808A	6,000	E0731998	2,000
D6351337	2,000	D6753419	2,000	D8028509	2,000	D8512680	2,000	E073461A	2,000
D6355405	4,000	D6755012	2,000	D8030279	2,000	D8513814	2,000	E0739107	2,000
D6356118	2,000	D6756906	2,000	D8037591	2,000	D8526460	2,000	E0741992	2,000
D6367438	2,000	D6759476	2,000	D8039144	2,000	D852686A	2,000	E0757482	2,000
D6368019	2,000	D6759603	12,000	D8041505	10,000	D8527017	2,000	E0762567	2,000
D6372083	2,000	D6760938	2,000	D8047279	2,000	D8528153	2,000	E0784048	2,000
D6374523	2,000	D676108A	2,000	D8049840	2,000	D8534854	2,000	E078479A	2,000
D6376062	2,000	D6762205	4,000	D8050296	2,000	D8538388	2,000	E0806181	2,000
D6382887	2,000	D6763031	2,000	D8053082	2,000	D8542334	2,000	E0824252	4,000
D6393412	2,000	D6763848	2,000	D8053880	2,000	D8548065	2,000	E0833568	4,000
D6393420	2,000	D6764763	2,000	D8058378	2,000	D854874A	2,000	E0838784	2,000
D6401717	2,000	D6764968	2,000	D8062952	2,000	D8549398	2,000	E0857010	2,000
D6402543	2,000	D677310A	2,000	D8063355	4,000	D8554332	2,000	E087991A	2,000
D6410988	2,000	D6774025	2,000	D8067628	2,000	D8559156	2,000	E089112A	2,000
D6411445	2,000	D6774203	2,000	D8071226	2,000	D8561975	2,000	E0891421	2,000
D6413405	2,000	D6778446	2,000	D807554A	2,000	D8564443	2,000	E0906569	2,000
D6414541	2,000	D6779124	2,000	D8076392	2,000	D8576492	2,000	E0908960	2,000
D641455A	2,000	D6781749	2,000	D8083607	2,000	D8578746	2,000	E0911236	2,000
D6417362	2,000	D6786295	2,000	D809658A	2,000	D8589497	2,000	E0912240	2,000
D6417699	2,000	D6788050	2,000	D8099619	6,000	D8590053	2,000	E0916521	2,000
D6418660	2,000	D6788352	2,000	D8112399	4,000	D8590142	2,000	E0916661	2,000
D6418946	2,000	D6792686	2,000	D8112534	2,000	E0002481	2,000	E0918087	2,000
D6424040	2,000	D679719A	2,000	D811264A	2,000	E0011545	2,000	E0920413	2,000
D6426779	2,000	D6804498	2,000	D8113654	2,000	E0025171	2,000	E0925156	2,000
D6433139	2,000	D6805990	2,000	D8120049	2,000	E0032380	2,000	E0928090	2,000
D6433465	2,000	D6806180	2,000	D8122173	2,000	E0033166	2,000	E092995A	2,000
D6435255	2,000	D681666	12,000	D8125245	2,000	E0044036	2,000	E0930788	2,000
D6437029	2,000	D6823549	16,000	D8129534	2,000	E0044044	2,000	E0950769	4,000
D6437193	2,000	D6825320	2,000	D8138207	2,000	E0051393	2,000	E0953400	12,000
D6443703	2,000	D6830189	2,000	D814438A	2,000	E0067133	2,000	E0968939	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
E0975811	2,000	E1550407	2,000	E2069745	2,000	E2521303	2,000	E3003721	2,000
E0976087	2,000	E1551594	2,000	E2079201	2,000	E2523985	2,000	E3009606	2,000
E0986066	2,000	E1552930	2,000	E2083152	2,000	E2533328	6,000	E3013816	2,000
E0988859	2,000	E1553597	2,000	E2085244	2,000	E2538912	2,000	E3013964	2,000
E0989065	2,000	E1554453	2,000	E2088278	2,000	E2539652	2,000	E3015479	2,000
E0990012	2,000	E1559943	2,000	E2094375	2,000	E2555321	2,000	E3016823	2,000
E0991639	4,000	E1565404	2,000	E2100235	2,000	E2557480	2,000	E3028392	2,000
E099252A	2,000	E157196A	2,000	E2100499	2,000	E2563251	2,000	E3038746	4,000
E0998129	2,000	E1585537	2,000	E2105679	2,000	E2572056	2,000	E3044223	2,000
E1011549	2,000	E1588056	2,000	E2127214	2,000	E2581772	2,000	E3045351	2,000
E1011867	20,000	E1602067	2,000	E2136000	2,000	E2582639	2,000	E3047435	2,000
E1019590	2,000	E1612348	14,000	E2152229	2,000	E258268A	2,000	E3047869	2,000
E1020610	2,000	E1619539	2,000	E2155900	2,000	E2589889	2,000	E3050908	2,000
E1021854	2,000	E1621525	2,000	E2160645	2,000	E2591867	2,000	E3054172	8,000
E1033267	2,000	E1623064	2,000	E2173232	2,000	E2592944	2,000	E3055241	2,000
E1045605	2,000	E1642530	2,000	E2173313	2,000	E2593770	2,000	E3066197	2,000
E1053675	2,000	E1652544	2,000	E2180093	2,000	E2593843	2,000	E3077547	2,000
E1054280	2,000	E1652676	2,000	E2182592	2,000	E2597466	2,000	E3080181	2,000
E1060108	2,000	E1654229	2,000	E2188310	2,000	E260425A	2,000	E3083741	2,000
E1064995	2,000	E1664879	2,000	E2197743	2,000	E2619494	2,000	E3086333	2,000
E1072211	2,000	E1672758	2,000	E2209083	2,000	E2619869	2,000	E3087615	2,000
E107320A	4,000	E1672944	2,000	E2210111	2,000	E2631850	2,000	E3095146	2,000
E1081962	4,000	E1683423	8,000	E2212254	2,000	E2634442	20,000	E310014A	2,000
E1087960	2,000	E1683547	4,000	E2224449	2,000	E2636224	2,000	E310501A	2,000
E1091062	2,000	E1695316	4,000	E2225135	2,000	E2641082		E3105117	2,000
E1096951	2,000	E1698560	2,000	E2225348	2,000	D0682668	2,000	E3121775	2,000
E1097567	2,000	E1701154	2,000	E2245705	2,000	E264197A	2,000	E3127145	2,000
E1101416	2,000	E1711079	2,000	E2248690	2,000	E2644480	2,000	E3128524	2,000
E1107880	2,000	E1714329	2,000	E2251799	4,000	E2649644	2,000	E3128540	2,000
E1112590	2,000	E1719576	2,000	E2252833	2,000	E2656780	4,000	E3130510	2,000
E1113724	2,000	E1724685	2,000	E2253961	2,000	E2657809	2,000	E3139488	2,000
E1117029	2,000	E1725398	2,000	E225559A		E2659860	2,000	E3141121	2,000
E1118866	2,000	E172636A	2,000	B2094822	2,000	E266189A	2,000	E3141415	2,000
E1122952	2,000	E172684A	2,000	E2255816	2,000	E267309A	2,000	E3144465	2,000
E1124416	2,000	E172796A	2,000	E2256650	10,000	E267455A	2,000	E3144996	2,000
E1127512	14,000	E1732920	2,000	E2258394	2,000	E2675149	2,000	E3150600	2,000
E1142597	2,000	E173494A		E2263746	2,000	E2675807	2,000	E3158660	2,000
E1169738	2,000	A9499647	2,000	E2265862	2,000	E2683192	2,000	E3166477	8,000
E1175738	2,000	E1736373	2,000	E2271331	2,000	E2693910	2,000	E3170350	2,000
E1186896	16,000	E1737922	2,000	E2276236	2,000	E2699250	4,000	E3171357	2,000
E1190982	2,000	E1742438	4,000	E228297A	2,000	E2702375	2,000	E317397A	2,000
E1191806	2,000	E1744333	2,000	E2284395	2,000	E2705013	24,000	E3178181	2,000
E1192225	2,000	E1769204	2,000	E2288323	2,000	E2711552	2,000	E3183304	4,000
E1204762	2,000	E1769816	2,000	E2292967	2,000	E2728293	2,000	E3188993	2,000
E1208474	2,000	E1769891	4,000	E2294161	2,000	E2729524	2,000	E3190793	2,000
E1222116	2,000	E1785129		E2296601	2,000	E2739538	2,000	E3193067	2,000
E122304A	2,000	E3109643	2,000	E230786	2,000	E2740196	2,000	E3195248	2,000
E122531A	2,000	E1797496	2,000	E2308871	2,000	E274728A	2,000	E3200861	2,000
E1226510	2,000	E1814161	2,000	E2309789	2,000	E2759792	20,000	E320574A	2,000
E1226529	2,000	E1821133	2,000	E2309959	2,000	E2764354	2,000	E3210492	2,000
E1227843	2,000	E1841991	2,000	E2315452	2,000	E2774619	2,000	E3210980	2,000
E1232383	2,000	E1848686	2,000	E2320014	12,000	E2780929	2,000	E3212746	2,000
E1234165	4,000	E1854457	2,000	E2320588	2,000	E2786358	2,000	E321501A	2,000
E1234718	2,000	E1867893	2,000	E2332616	2,000	E2788792	2,000	E321997A	2,000
E1234939	2,000	E186990A	2,000	E2334139	2,000	E2792277	2,000	E3221389	2,000
E1236365	2,000	E1870029	2,000	E2337669	2,000	E2794784	2,000	E3241231	2,000
E1241919	2,000	E1871157	2,000	E2338207	2,000	E2812561	4,000	E3245253	2,000
E1242575	2,000	E1875527	2,000	E2338444	2,000	E2815471	2,000	E3253329	2,000
E1251833	2,000	E1875802	2,000	E2338495	2,000	E2815595	2,000	E3261429	2,000
E1265702	2,000	E1877406	2,000	E2342417	2,000	E2817431	2,000	E3261488	2,000
E1281600	2,000	E1881047	2,000	E2343138	2,000	E2822699	2,000	E3261712	2,000
E1300362	2,000	E1886316	2,000	E2343928	2,000	E2830187	2,000	E3275357	2,000
E1316374	2,000	E1887835	2,000	E2345971	2,000	E2832244	2,000	E327878A	2,000
E1319012	2,000	E1888742	2,000	E2350088	2,000	E2838005	2,000	E3283821	2,000
E132122A	4,000	E1893339	2,000	E2361276	2,000	E2840761	2,000	E3284593	2,000
E1333600	2,000	E1903229	2,000	E2361640	2,000	E2841405	2,000	E3291972	2,000
E1335271	2,000	E190389A	2,000	E2365468	2,000	E2847829	2,000	E3293479	2,000
E1339366	2,000	E1906104	2,000	E2372464	2,000	E2850927	2,000	E3293975	2,000
E1344866	2,000	E1906163	8,000	E2375145	2,000	E2851028	2,000	E3299817	2,000
E1353725	2,000	E1908433	2,000	E2377229	2,000	E2853012	2,000	E3306597	2,000
E1362597	2,000	E1912635	2,000	E2378470	2,000	E2854434	2,000	E3307208	2,000
E1365839	2,000	E1919044	2,000	E2379213	2,000	E2856895	2,000	E3307933	2,000
E1372282	2,000	E1919621	2,000	E2382478	2,000	E285969A	2,000	E3313593	2,000
E1376636	2,000	E191963A	2,000	E2391035	2,000	E2860817	12,000	E3318994	2,000
E1378590	2,000	E1920700	2,000	E2393496	2,000	E2862496	2,000	E3320964	2,000
E1385899	2,000	E1922010	4,000	E2394506	2,000	E2865045	2,000	E3321251	4,000
E1387158	2,000	E1922118	2,000	E2394808	2,000	E286684A	2,000	E3322037	2,000
E1389509	2,000	E1926369	2,000	E2396347	6,000	E2869423		E3322304	2,000
E1390221	4,000	E1931389	2,000	E2397173	2,000	E5705553	2,000	E332322A	2,000
E140303A	2,000	E1932121	2,000	E2400328	2,000	E2870472	2,000	E3324226	2,000
E140771A	2,000	E193289A	2,000	E2401456	2,000	E2882047	2,000	E3325680	2,000
E1410931	2,000	E1933632	10,000	E2404722	2,000	E2886719	2,000	E3327411	2,000
E1413450	2,000	E1938502	2,000	E2408779	2,000	E288742	2,000	E3329376	2,000
E1418525	4,000	E1939401		E2410889	2,000	E2891984	2,000	E3331109	2,000
E1425297	2,000	H0530397	2,000	E2414582	2,000	E2892557	2,000	E3337328	2,000
E1433044	2,000	E1957868	4,000	E2426599	2,000	E2894223	2,000	E3339495	2,000
E1433435	2,000	E196208A	2,000	E2428834	2,000	E2899357	2,000	E3344022	2,000
E1433664	2,000	E196886A	2,000	E2438627	2,000	E2900614	2,000	E3350049	2,000
E1440407		E1969483	2,000	E2443965	2,000	E2901238	2,000	E3367790	2,000
E2547051	2,000	E1969513	2,000	E2444260	2,000	E2902145	2,000	E3370600	2,000
E1447398	2,000	E1969947	2,000	E2445550	2,000	E2907694	4,000	E337696A	2,000
E145422A	2,000	E1972557	2,000	E2450880	2,000	E2910717	2,000	E3377400	2,000
E1455021	2,000	E1978040	2,000	E2460886	4,000	E2913384	2,000	E3379802	2,000
E1456680	2,000	E198962A	2,000	E2461637	2,000	E2913864	2,000	E3383125	2,000
E1466201	2,000	E1992574	2,000	E246265A	8,000	E2914119	2,000	E3384091	2,000
E1467313	4,000	E1994992	2,000	E246556A	2,000	E2915174	4,000	E3387589	2,000
E1467526	2,000	E1997398	2,000	E2470881	6,000	E2916359	2,000	E3390709	2,000
E1485265	2,000	E1998580	2,000	E2474615	2,000	E2916502	2,000	E3393333	2,000
E1485664	2,000	E2002292	2,000	E2474933	4,000	E2916685	2,000	E3399218	4,000
E149955A	2,000	E2028054	2,000	E2478580	2,000	E2919749	2,000	E3399749	2,000
E150247A	2,000	E2038386	2,000	E2481506	8,000	E2925455	2,000	E3402529	4,000
E1503891	2,000	E2042723	2,000	E2489752	2,000	E2926176	2,000	E3403193	2,000
E1504502	2,000	E2042871	2,000	E2491595	2,000	E2948307	2,000	E3421590	2,000
E1505541	2,000	E2045013	2,000	E2494098	2,000	E2955893	2,000	E3424956	2,000
E1510731	2,000	E2047962	4,000	E2494152	2,000	E2965481	2,000	E3427688	2,000
E1511851	4,000	E2048365	2,000	E2501167	10,000	E2976270	2,000	E342817A	2,000
E1523396	4,000	E2049809	2,000	E2502465	2,000	E2977730	2,000	E3429303	2,000
E1534495	2,000	E2057674	4,000	E2504565	2,000	E298818A	2,000	E3429931	2,000
E1536161	2,000	E2062902	2,000	E2508021	2,000	E2988694	2,000	E3434463	2,000
E1538202	2,000	E2069052	2,000	E2514056	2,000	E298964A	2,000	E343711A	2,000
E1539721	2,000	E2069257	2,000	E251417A	2,000	E2991733	2,000	E3437594	2,000
E1540452	2,000	E2069311		E2515087	2,000	E2995631	2,000	E3444787	6,000
E1542927	2,000	E3807308	2,000	E2517551	2,000	E3003144	2,000	E345264A	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
E3456165		E3796225	2,000	E4168554	2,000	E4582377	2,000	E4956005	2,000
C3540667	6,000	E3797507	2,000	E4169283	2,000	E4582652	2,000	E4960258	6,000
E345877A	2,000	E3800168	2,000	E4171865	2,000	E4583209	2,000	E4965519	2,000
E3460111	2,000	E3806433	2,000	E4175593	2,000	E4583233	2,000	E4971489	2,000
E3461606	2,000	E3808991	4,000	E4178886	2,000	E4585961	2,000	E4975999	4,000
E3462491	2,000	E3809106	2,000	E4182670	4,000	E4591317	2,000	E4984181	2,000
E3466772	2,000	E3810481	2,000	E4189144		E459197A	2,000	E4986990	2,000
E3470176	2,000	E3817443	2,000	E4660874	2,000	E4593476	2,000	E4992311	2,000
E347371A	2,000	E3817648	2,000	E4190304	2,000	E4594480	2,000	E4993334	2,000
E3478487	2,000	E3820010	2,000	E4197511	2,000	E4595460	2,000	E4994772	2,000
E347922A		E3821785	2,000	E4200946	2,000	E4596319	2,000	E4995469	2,000
B6529831	2,000	E3824288	2,000	E4201659	2,000	E4601991	2,000	E5000169	4,000
E3482522	4,000	E3827724	4,000	E4203287	2,000	E4605067	2,000	E5000886	2,000
E3487133	3,000	E3829204	2,000	E4211778	2,000	E4608236	2,000	E5002536	2,000
E3492226		E3832604	2,000	E4211875	2,000	E4612748	2,000	E5004318	2,000
D2568625	2,000	E3833791	2,000	E4212073	2,000	E4620074	2,000	E5004466	2,000
E3494903	2,000	E3836278	2,000	E421548A	2,000	E4621925	2,000	E5013325	2,000
E3496434	2,000	E3844637	2,000	E4216818	2,000	E4624282	2,000	E5015581	6,000
E3500679	2,000	E3846559	2,000	E4221269	2,000	E462505A	2,000	E5023185	
E3510089	2,000	E3847121	4,000	E4223210	24,000	E4627842	2,000	D0327655	4,000
E351047A	2,000	E3848071	2,000	E4224020	2,000	E4628520	2,000	E5025420	2,000
E3512502	2,000	E3848217	4,000	E4232856	2,000	E4632412	2,000	E5025633	2,000
E3512898	2,000	E384940A	2,000	E423848A	2,000	E4632773	2,000	E5026370	2,000
E3513479	2,000	E3850750	2,000	E4242495	2,000	E4633664	2,000	E5029949	2,000
E3514564	2,000	E3853407	2,000	E4247136	2,000	E463671A	2,000	E5030823	2,000
E3516656	2,000	E3858212	4,000	E4248515	2,000	E4649838		E5034616	2,000
E3524039	2,000	E3864387	2,000	E4249651	2,000	E2028968	2,000	E5039227	2,000
E3525515	2,000	E3865723	2,000	E4264383	2,000	E465047A	2,000	E5043151	2,000
E3532740	2,000	E3870255	2,000	E4266629	2,000	E4655137	2,000	E5046878	2,000
E3533143	2,000	E3871855	2,000	E4269024	2,000	E4655544	2,000	E5048315	2,000
E3533224	2,000	E3873017	2,000	E4269075	2,000	E4656265	2,000	E5050735	4,000
E353378A	4,000	E3877403	2,000	E4270340	2,000	E4658306	2,000	E5053017	2,000
E3534891	2,000	E3880161	2,000	E4271029	2,000	E4658691	2,000	E5057217	4,000
E3535529	2,000	E389264A	2,000	E427639A	2,000	E4661692	2,000	E505739A	2,000
E3537106	2,000	E3893956	2,000	E4279321	2,000	E4661706	2,000	E5062784	2,000
E353896A	2,000	E389765A	2,000	E4279437	2,000	E4661722	2,000	E506678A	2,000
E3538986	2,000	E3898680	2,000	E4287707	2,000	E4661730	2,000	E5067166	4,000
E3540603	2,000	E3899806	2,000	E4288150	2,000	E4665868	2,000	E5075894	2,000
E3542304	2,000	E3908481	2,000	E4288282	2,000	E4667593	2,000	E5076904	2,000
E3543238	2,000	E3910915	2,000	E4297540	2,000	E4674980	2,000	E5077757	2,000
E3546091	2,000	E3919297	2,000	E4298717	2,000	E4682304	2,000	E5079717	2,000
E3555384	2,000	E3921828	2,000	E4299799	2,000	E4684412	2,000	E5084354	6,000
E3562135	4,000	E3922115	2,000	E4300223	2,000	E468952A	2,000	E5096247	2,000
E3563174	2,000	E3923200	2,000	E4303516	2,000	E468997A	2,000	E5098207	2,000
E3563468	2,000	E3927699	2,000	E4305748	2,000	E4697417	2,000	E5109012	2,000
E3570294	2,000	E3929802	2,000	E4315344	2,000	E4699665	2,000	E512867A	2,000
E3572068	2,000	E3932935	2,000	E4317916	2,000	E4700124	2,000	E5131883	2,000
E3600983	2,000	E393671A	2,000	E4321433	2,000	E470068A	2,000	E5135765	2,000
E3602382	2,000	E3939425	2,000	E4326222	2,000	E4707714	2,000	E5137148	2,000
E3602501	2,000	E3948246	2,000	E4330572	2,000	E4708788	2,000	E5139566	2,000
E3603907	2,000	E395016A	6,000	E4335140	2,000	E471429A	2,000	E5142214	2,000
E3605500	2,000	E3951379	2,000	E4345359	2,000	E471608A	2,000	E5142710	2,000
E3605918	2,000	E3963199	2,000	E4347475	10,000	E4718031	2,000	E514781A	2,000
E3615387	2,000	E396506A	4,000	E4347726		E4723809	2,000	E5148360	2,000
E3617428	2,000	E3970411	2,000	E6387806	2,000	E4724929	2,000	E5153682	2,000
E3619927	2,000	E3971191	2,000	E4350182	2,000	E4726980	8,000	E5160999	4,000
E362548A	2,000	E3975723	2,000	E4350581	2,000	E4726999	8,000	E5162231	2,000
E3628454	2,000	E3978684	2,000	E4361936	2,000	E4728258	2,000	E5173012	2,000
E362985A	2,000	E398823A	4,000	E4377706	2,000	E4729580	2,000	E517339A	2,000
E3631625	2,000	E3995325	6,000	E4380502	2,000	E4730031	2,000	E5177735	2,000
E3636112	2,000	E3996232	2,000	E4380847	2,000	E4731496	2,000	E5183581	2,000
E3637909	2,000	E3997417	2,000	E4387000	2,000	E4735777	2,000	E5185916	4,000
E3638972	2,000	E4003172	2,000	E4388228	2,000	E4736951	2,000	E5190367	2,000
E3646037	2,000	E400831A	2,000	E4391679	2,000	E473763A	2,000	E5196454	2,000
E3650271	2,000	E4009170	2,000	E439192A	2,000	E4739020	2,000	E5199712	2,000
E3653319	2,000	E4012198	2,000	E4392632	2,000	E4740266	2,000	E5201784	2,000
E3655265	2,000	E4018331	2,000	E4392799	2,000	E4746000	2,000	E520290A	2,000
E3666100	2,000	E4020948	4,000	E4394554	2,000	E4750717	2,000	E5207081	2,000
E3667204	2,000	E4025419	2,000	E4405130	2,000	E4766303	2,000	E5207340	2,000
E3667840	2,000	E402580A	2,000	E4405920	2,000	E4771684	2,000	E5210120	2,000
E3675460	2,000	E4030560	2,000	E4407001	2,000	E4780985	4,000	E5211135	2,000
E3678427	2,000	E4031869	2,000	E4411122	8,000	E4781582	2,000	E5212425	2,000
E3678478	6,000	E4040027	2,000	E4411939	2,000	E4788137	2,000	E5214673	2,000
E3680847	2,000	E404149A	6,000	E4415020	2,000	E479210A	2,000	E5218962	2,000
E369080A	2,000	E4043646	2,000	E4419344	2,000	E4793351	2,000	E5226000	2,000
E3690877	2,000	E4046742	2,000	E4427576	2,000	E4794226	4,000	E5227899	2,000
E3691954	2,000	E4048869	2,000	E4430232	2,000	E4798353	2,000	E5233988	2,000
E3695410	2,000	E4051517	2,000	E4435633	2,000	E4800420	2,000	E5237665	2,000
E3696786	2,000	E4066042	2,000	E4437695	2,000	E4809258	2,000	E5238351	2,000
E3698738	2,000	E4078326	2,000	E4437776	20,000	E4813565	2,000	E5239528	2,000
E370469A	2,000	E4083737	2,000	E4441218	2,000	E4819717	2,000	E5242634	4,000
E3708210	2,000	E4086736	2,000	E444215A	2,000	E4824761	4,000	E524629A	2,000
E3708288	2,000	E4090792	2,000	E4443628	2,000	E4828368	2,000	E5250521	2,000
E3716973	2,000	E4094437	2,000	E4446538	2,000	E4830389	2,000	E5269931	2,000
E3719263	2,000	E4095441	2,000	E4450179	2,000	E484052A	2,000	E5270476	2,000
E3719417	2,000	E4097479	2,000	E4450829	2,000	E4841399	2,000	E5274145	2,000
E3724070	2,000	E4097827	2,000	E4451833	2,000	E4845084	2,000	E5281516	2,000
E3726146	20,000	E409853A	2,000	E4453607	2,000	E484925A	2,000	E5287867	2,000
E3729536	2,000	E4098610	2,000	E4456517	2,000	E4851300	2,000	E5290213	2,000
E3737695	2,000	E4098629	2,000	E4465095	2,000	E4854210	2,000	E5290221	2,000
E3737709	4,000	E4101360	2,000	E4472539	2,000	E4856264	2,000	E5294162	2,000
E3740963	2,000	E4102340	2,000	E447793A	2,000	E4861497	2,000	E5299342	2,000
E3744152	4,000	E4103258	10,000	E4478251	2,000	E4862213	2,000	E5307167	2,000
E3745701	2,000	E4103371	4,000	E4480299	2,000	E4862426	2,000	E5314449	2,000
E3745817	2,000	E4103827	4,000	E4486661	2,000	E4862523	2,000	E5316786	2,000
E3749847	2,000	E4106338	2,000	E4497450	2,000	E486819A	2,000	E5329012	2,000
E3750489	2,000	E4107741	2,000	E4505844	2,000	E4873169	2,000	E5330746	2,000
E3750950	2,000	E4109000	2,000	E4521084	2,000	E4875781	2,000	E5335322	2,000
E3751396	2,000	E4110467	2,000	E4529166	4,000	E4876958	2,000	E5342124	2,000
E3755014	2,000	E4110491	2,000	E4542081	2,000	E4899214	2,000	E534870A	2,000
E3757114	2,000	E4112222	2,000	E4547563	2,000	E4908868	2,000	E5351735	6,000
E3762827	2,000	E4114128	2,000	E4549078	2,000	E491101A	2,000	E535680A	2,000
E3767500	2,000	E412557A	2,000	E4554284	4,000	E4913276	2,000	E5359248	2,000
E3771311	2,000	E4128420	2,000	E4558727	2,000	E4919878	2,000	E5360874	2,000
E3778340	2,000	E4129125	2,000	E456180	2,000	E4921171	2,000	E5363598	2,000
E3780582	2,000	E4130247	2,000	E4569990	2,000	E492328A	2,000	E5365930	2,000
E3783050	2,000	E4132797	2,000	E4571529	2,000	E4925983	2,000	E5371140	2,000
E378443A	2,000	E4134943	2,000	E4572134	2,000	E4938376	2,000	E5371450	2,000
E3791525	2,000	E4136709	2,000	E457451A	24,000	E4939186	2,000	E5372783	2,000
E3792114	2,000	E4151996	2,000	E4575249	2,000	E4943027	2,000	E5381568	2,000
E3794117	2,000	E4154006	2,000	E4579953	2,000	E4943035	2,000	E5386547	2,000
E3794850	2,000	E415572A	2,000	E4580013	2,000	E4947324	2,000	E5395112	2,000
E3795156	2,000	E4156122	2,000	E4580846	2,000	E4954843	2,000	E5399002	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
E5401856	2,000	E5825605	2,000	E6179731	2,000	E6565097	2,000	E7058865	2,000
E5411231	2,000	E5830455	2,000	E6185774	2,000	E6565739	2,000	E7061440	2,000
E5412890	2,000	E583423A	2,000	E6188900	2,000	E6566093	2,000	E7068232	4,000
E5412998	2,000	E5841457	2,000	E6192681	2,000	E6583842	2,000	E7079307	2,000
E5415679	2,000	E5841805	2,000	E6192819	2,000	E6585764	2,000	E7080178	2,000
E5417760	2,000	E5844847	2,000	E6193491	2,000	E6588356	2,000	E7080690	4,000
E5418074	2,000	E5845037	2,000	E6193912	2,000	E6600739	2,000	E7081662	2,000
E5422969	2,000	E5845266	2,000	E6199988	2,000	E6602618	2,000	E7083398	2,000
E5423671	2,000	E5847633	2,000	E6204221	2,000	E6602669	2,000	E7083517	2,000
E5426727	2,000	E5849539	2,000	E6206321	2,000	E6608721	2,000	E7088535	2,000
E5426883	2,000	E5855695	2,000	E6211856	2,000	E6617054	2,000	E7092702	2,000
E5433421	2,000	E585690A	2,000	E6212259	2,000	E6621779	2,000	E7098247	2,000
E5440606	2,000	E5857353	2,000	E6215800	2,000	E6624263	2,000	E7100713	2,000
E5443311	2,000	E5858201	2,000	E6222742	6,000	E6632193	2,000	E7101140	2,000
E5445586	2,000	E5860788	2,000	E622477A	2,000	E6634323	2,000	E7101434	2,000
E5448097	2,000	E5866662	2,000	E6225040	2,000	E6649649	8,000	E7103070	2,000
E5451330	2,000	E5867677	2,000	E6231652	2,000	E6649746	2,000	E7103178	4,000
E5453554	2,000	E5869335	2,000	E6233264	2,000	E6651082	12,000	E7105782	2,000
E5454607	2,000	E5870805	2,000	E6236204	2,000	E6652119	2,000	E7106452	2,000
E546839A	2,000	E5871151	2,000	E6241062	2,000	E6654863	2,000	E7111847	2,000
E5473687	2,000	E5877028	2,000	E6244002	2,000	E6657595	2,000	E7112940	2,000
E5474241	4,000	E5890121	2,000	E6245025	2,000	E6663315	2,000	E7117799	2,000
E5475795	12,000	E5890520	2,000	E6247877	2,000	E6672438	2,000	E7120102	2,000
E5477151	2,000	E5891381	2,000	E6251351	2,000	E6673094	2,000	E7121184	2,000
E5478271	2,000	E5892264	2,000	E6252501	2,000	E668584A	2,000	E7123128	2,000
E5483313	2,000	E5895700	2,000	E625315A	2,000	E6694407	2,000	E7125376	2,000
E5484662	2,000	E5896294	2,000	E6258909	2,000	E6696574	2,000	E7129169	2,000
E5486339	6,000	E5912583	2,000	E6263252	2,000	E6698852	2,000	E7132798	2,000
E5490794	2,000	E5913881	2,000	E6265964	2,000	E6700040	2,000	E7137633	2,000
E5490840	2,000	E5915078	2,000	E626965A	10,000	E6700598	2,000	E7140634	2,000
E5497616	2,000	E5920586	2,000	E627825A	2,000	E6701276	2,000	E7146616	2,000
E5516025	2,000	E5924387	2,000	E6287518	6,000	E6716923	2,000	E7158010	2,000
E5518958	2,000	E5927548	2,000	E6291884	2,000	E6718225	2,000	E7159939	2,000
E5519334	2,000	E5938825	2,000	E6297912	2,000	E6726562	2,000	E7163464	2,000
E5520782	2,000	E5939082	2,000	E6300239	2,000	E6730977	2,000	E7170843	2,000
E552110A	2,000	E5947662	2,000	E6302622	2,000	E6731183	2,000	E7172404	2,000
E5521452	2,000	E5948170	2,000	E6305346	2,000	E6739737	2,000	E7172978	2,000
E5526705	2,000	E5955088	2,000	E6308825	2,000	E6740875	2,000	E7175306	2,000
E552897A	2,000	E5957161	2,000	E6318537	2,000	E675065A	2,000	E7177627	2,000
E5533086	2,000	E5960529	2,000	E6321635	2,000	E6750781	2,000	E7177791	2,000
E5533280	2,000	E5962653	2,000	E6328370	2,000	E6755635	2,000	E717881A	6,000
E5533361	2,000	E5967221	2,000	E6329105	2,000	E6757638	2,000	E7189358	2,000
E5535380	2,000	E5967736	2,000	E6338147	2,000	E6765312	2,000	E719128A	2,000
E553791A	2,000	E5969194	2,000	E6341261	2,000	E6775431	2,000	E7191735	2,000
E553869A	2,000	E5969364	2,000	E6343655	2,000	E677558A	2,000	E7192421	2,000
E5542298	2,000	E5970656	2,000	E6346808	2,000	E6778007	2,000	E7193452	2,000
E554262A	2,000	E5970729	2,000	E6347332	2,000	E6781725	2,000	E7200165	2,000
E5553605	2,000	E5971466	2,000	E6354460	2,000	E6785895	2,000	E7203547	2,000
E5554342	8,000	E5972519	8,000	E6358466	2,000	E6789386	2,000	E7204691	2,000
E555637A	2,000	E5979793	2,000	E6370342	2,000	E6790600	2,000	E7216029	2,000
E5559689	2,000	E5980449	2,000	E6373678	2,000	E6801580	2,000	E7218129	2,000
E5560156	2,000	E5981151	2,000	E6376898	2,000	E6808739	2,000	E7219583	2,000
E5571239	2,000	E5981690	2,000	E6383797	2,000	E6814062	2,000	E7224714	2,000
E5572766	2,000	E5991947	2,000	E6388888	4,000	E6819919	14,000	E7227136	2,000
E5573428	2,000	E5992420	2,000	E6398808	2,000	E6820216	2,000	E7232601	2,000
E5573940	2,000	E5992765	2,000	E6400799	2,000	E6821875	2,000	E7233195	2,000
E557758A	2,000	E6001770	2,000	E6401329	2,000	E682291A	2,000	E7234817	2,000
E5578497	2,000	E6003307	2,000	E6405677	2,000	E682386A	2,000	E7235538	2,000
E5580505	12,000	E6008988	2,000	E6408528	2,000	E6828438	2,000	E7236550	2,000
E5581374	2,000	E6011156	2,000	E6408579	2,000	E6828446	2,000	E7236569	2,000
E5587925	2,000	E602729A	2,000	E640977A	2,000	E6835809	4,000	E7236852	2,000
E5594867	4,000	E602939A	2,000	E6416466	2,000	E6836902	12,000	E7237522	2,000
E5599966	2,000	E6034326	2,000	E641711A	2,000	E6837801	2,000	E7238081	2,000
E561566A	2,000	E603797A	2,000	E6418183	2,000	E6843224	2,000	E724166A	4,000
E5619673	10,000	E6040822	2,000	E642308A	2,000	E6846304	2,000	E7244413	2,000
E5626971	2,000	E6040830	2,000	E6426445	2,000	E684784A	8,000	E7244618	2,000
E5628540	2,000	E6046103	2,000	E6428677	2,000	E684820A	2,000	E7247226	2,000
E5630022	4,000	E6058276	2,000	E6430256	4,000	E6861613	2,000	E725219A	2,000
E563754A	2,000	E6061072	2,000	E6433476	2,000	E6863020	2,000	E7256209	2,000
E5642349	2,000	E6064527	2,000	E6435983	2,000	E6863144	2,000	E7257744	2,000
E5654894	2,000	E6066430	4,000	E6457669	8,000	E6879148	2,000	E7258074	10,000
E5662331	2,000	E6066538	2,000	E6458355	2,000	E6882378	2,000	E7258104	2,000
E5667376	2,000	E6067771		E6460104	2,000	E6885644	2,000	E7268711	2,000
E5675824	2,000	E5349390	6,000	E6461285	2,000	E6888333	2,000	E7269335	2,000
E5677304	2,000	E6069650	2,000	E6463820	2,000	E6891121	2,000	E7270864	2,000
E5678513	2,000	E6070098	2,000	E6470479	2,000	E6895976	2,000	E7274908	2,000
E5682790	2,000	E6075057		E6472935	2,000	E6905106	2,000	E7279268	2,000
E5685005	2,000	D3120571	2,000	E647573A	2,000	E690682A	2,000	E728329A	2,000
E5690483	2,000	E6077076	2,000	E6478607	2,000	E6910487	2,000	E7288488	2,000
E569182A	2,000	E6079281	2,000	E6480180	2,000	E6914482	2,000	E7293570	2,000
E5694705	2,000	E6079591	2,000	E6480652	2,000	E6915152	2,000	E7293899	2,000
E5698948	2,000	E6081375	2,000	E6480806	2,000	E6920059	2,000	E7293988	2,000
E570395A	2,000	E6081707		E6487762	2,000	E6930690	2,000	E7294526	2,000
E5706150	2,000	B2620125	2,000	E6490879	2,000	E693078A	2,000	E7306761	4,000
E5711073	2,000	E6085451	2,000	E6492057	2,000	E6933584	4,000	E731019A	2,000
E5716474	2,000	E6088981	2,000	E6492286	2,000	E6939701	2,000	E7312400	2,000
E5717098	2,000	E6094647	2,000	E649291A	2,000	E694005A	2,000	E7322376	4,000
E571787A	2,000	E6096844	2,000	E6493940	2,000	E6941285	2,000	E7325502	2,000
E5718914	2,000	E6099258	2,000	E6496125	4,000	E696465A	2,000	E7326290	2,000
E5722245	4,000	E6101341	2,000	E650067A	4,000	E6971621	2,000	E7340277	2,000
E5735835	2,000	E6104057	2,000	E6502907	2,000	E6972679	2,000	E7341702	2,000
E5742394	2,000	E6111304	2,000	E6503660	2,000	E6981503	2,000	E7342911	2,000
E5743196	2,000	E6112289	2,000	E6507593	2,000	E6981783	2,000	E7345511	2,000
E5751156	2,000	E6115695	2,000	E6526717	2,000	E6983239	2,000	E7345619	2,000
E5761623	2,000	E6116179	2,000	E6526814	2,000	E6991169	2,000	E7345643	2,000
E5769446	2,000	E6118627	2,000	E6527454	2,000	E6995598	2,000	E7345716	2,000
E5769829	2,000	E6120648	2,000	E6531451	2,000	E6997256	2,000	E7349347	2,000
E5772463	2,000	E6121075	2,000	E6539266	4,000	E699818A	4,000	E7350280	2,000
E5776744	2,000	E6121504	2,000	E654135A	2,000	E7007543	2,000	E7352453	2,000
E5777651	2,000	E6131658	2,000	E6544170	2,000	E7009112	2,000	E7363250	2,000
E5780296	2,000	E6133979	2,000	E6545258		E7015864	2,000	E7363269	2,000
E5782310	2,000	E6133084	2,000	Z2319404	2,000	E7017832		E7371164	4,000
E578285A	2,000	E6137311	2,000	E6545789	2,000	D3223568	2,000	E7378479	2,000
E5786413	2,000	E6149026	2,000	E6545932		E7019320	2,000	E7380120	2,000
E5790348	2,000	E6155018	2,000	D0303349	2,000	E7019762	2,000	E7399158	2,000
E5790720	2,000	E6159404	2,000	E6547218	2,000	E7033307		E7407517	2,000
E5792502	2,000	E6161115	2,000	E6549385	2,000	E4982952	2,000	E740836A	2,000
E5797547	2,000	E6162162	2,000	E6550219	2,000	E7039534	4,000	E7411077	2,000
E581140A	2,000	E6162537	2,000	E655222A	2,000	E7044732	2,000	E7412618	2,000
E5814328	2,000	E6166842	2,000	E6554753	2,000	E7047138	2,000	E7415609	2,000
E5817653	2,000	E6172354	2,000	E6558856	2,000	E7048923	2,000	E7420572	2,000
E5821308	2,000	E6172818	2,000	E656189A	2,000	E7052514	2,000	E7422451	2,000
E5821472	2,000	E6179626	2,000	E6565062	2,000	E7055998	2,000	E7424713	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
E7435146	2,000	E7745226	2,000	E810030A	8,000	E8399356	2,000	E8673148	2,000
E7436088	2,000	E7747156	4,000	E8103449	2,000	E8400036	2,000	E8673210	2,000
E743915A	2,000	E7749930	2,000	E8103724	4,000	E8408894	2,000	E8673423	2,000
E7439206	2,000	E7752680	2,000	E8104534	2,000	E8408991	4,000	E8674810	2,000
E743980A	4,000	E775439A	2,000	E810707A	2,000	E8414584	2,000	E8675582	2,000
E7441197	2,000	E7763313	2,000	E8109196	2,000	E8422196	2,000	E8676732	2,000
E7442290	2,000	E7764034	2,000	E8114882	2,000	E8424016	2,000	E8678123	2,000
E7442762	4,000	E7766878	2,000	E8116060	2,000	E8432353	2,000	E8680284	2,000
E7446504	2,000	E7768978	2,000	E811839A	2,000	E8434216	2,000	E868137A	2,000
E7447292	2,000	E7774463	2,000	E8120041	2,000	E8439986	2,000	E8681914	2,000
E7449082	2,000	E7775400	2,000	E812151A	2,000	E8441808	2,000	E8683399	2,000
E7450196	2,000	E7777349	2,000	E8121706	2,000	E8448314	2,000	E8684212	2,000
E7451036	2,000	E7781869	2,000	E812652A	2,000	E8448926	2,000	E8685073	2,000
E7453284	2,000	E7791694	4,000	E8128352	2,000	E8450815	2,000	E8685944	2,000
E745485A	2,000	E7792070	2,000	E8129715	2,000	E845246A	4,000	E8689974	2,000
E7456232	2,000	E7798419	2,000	E8132406	2,000	E8458220	2,000	E8691782	2,000
E7464715		E7800006	2,000	E813297A	2,000	E8458425	2,000	E8693238	2,000
E9751533	2,000	E7808082	2,000	E8138145	2,000	E8460942	2,000	E869367A	2,000
E7471894	2,000	E7816204	4,000	E814093A	2,000	E8461027	6,000	E8694587	2,000
E747317A	2,000	E7819297	2,000	E8141545	2,000	E8462139	2,000	E8698973	2,000
E7478880	2,000	E7827583	2,000	E8142428	2,000	E8462619	4,000	E8700080	2,000
E7480125	4,000	E7829160	4,000	E8153225	2,000	E8463534	2,000	E8700765	6,000
E7480818	2,000	E783251A	2,000	E8159258	2,000	E8465391	4,000	E8705104	2,000
E7488525	2,000	E7833737	2,000	E8159339	2,000	E8466770	2,000	E870616A	2,000
E7492905	2,000	E7836752	2,000	E8159908	2,000	E8466843	2,000	E8708529	2,000
E7493006	2,000	E7838046	2,000	E8160817	2,000	E8466967	2,000	E8709916	2,000
E7493278	2,000	E7839271	2,000	E8164804	2,000	E8467041	10,000	E8710698	2,000
E7493448	2,000	E7840563	2,000	E8169172	2,000	E8469125	2,000	E8714871	4,000
E7493464	2,000	E7842965	2,000	E8178368	2,000	E8470581	2,000	E8718885	2,000
E7495491	2,000	E7846863	2,000	E8181342	2,000	E8470670	2,000	E872009A	2,000
E7496536	2,000	E7852545	2,000	E8183116	2,000	E8472118	2,000	E872107A	2,000
E7516707	2,000	E7854017	4,000	E8188436	2,000	E8482830	2,000	E872172A	4,000
E7517193	2,000	E7854025	2,000	E8193081	4,000	E8483527	2,000	E8724540	2,000
E7517819	2,000	E785646A	2,000	E819861A	2,000	E8485732	2,000	E8733116	2,000
E7519412	2,000	E7861471	2,000	E8205578	2,000	E8485961	2,000	E8735003	2,000
E7519803	2,000	E7867038	2,000	E8210482	4,000	E8488952	2,000	E8740007	2,000
E7521387	2,000	E7868867	2,000	E821237A	4,000	E8491457	2,000	E8742220	2,000
E7537739	2,000	E7868964	2,000	E8214828	2,000	E8495282	2,000	E8742654	2,000
E7548250	2,000	E7879400	2,000	E8216316	2,000	E8496351	6,000	E874603A	2,000
E7557446	2,000	E7885567	2,000	E8216707	2,000	E8501509	2,000	E8746617	2,000
E7557942	2,000	E7886814	2,000	E8219803	2,000	E8504249	2,000	E8749896	2,000
E7564264	2,000	E7886954	2,000	E8221832	2,000	E8506470	2,000	E8753958	2,000
E7565678	2,000	E7887470	2,000	E8222405	2,000	E8509739	2,000	E8757112	2,000
E7567107	2,000	E7894493	2,000	E8227687	2,000	E8512578	2,000	E8758518	2,000
E7569304	2,000	E7898510	2,000	E823294A	2,000	E8513620	6,000	E8759425	4,000
E756955A	2,000	E7898839	4,000	E8232990	2,000	E8515593	2,000	E8760881	2,000
E7570574	2,000	E7899584	2,000	E8233776	2,000	E8515917	2,000	E876142A	2,000
E7570957	34,000	E7901597	2,000	E8235906	2,000	E8522972	26,000	E8766030	2,000
E7573018	2,000	E7901740	2,000	E8238530	2,000	E8526196	2,000	E8766219	2,000
E7575983	2,000	E7902186	2,000	E8238611	2,000	E8527737	2,000	E8769188	4,000
E7576475	2,000	E7904723	2,000	E8240152	2,000	E8530320	2,000	E8772571	20,000
E7576680	2,000	E7905576	2,000	E8241515	2,000	E8535128	8,000	E8773207	2,000
E7577633	2,000	E7921075	2,000	E8244719	2,000	E8538798	2,000	E8774513	2,000
E7578990	2,000	E7927618	2,000	E8248196	2,000	E8543236	2,000	E8775099	4,000
E7589828	2,000	E7933014	2,000	E8249443	2,000	E854500A	6,000	E8777059	2,000
E7591210	2,000	E7935807	6,000	E825188A	2,000	E8548688	2,000	E8777482	2,000
E7591261	2,000	E7937265	2,000	E8252088	2,000	E8548920	2,000	E8777601	4,000
E759306A	2,000	E7937583	2,000	E8257128	4,000	E8553509	4,000	E8779639	2,000
E7596352	2,000	E7937656	2,000	E8259996	2,000	E8555544		E8782761	2,000
E7597111	2,000	E7937664	2,000	E8263594	2,000	G6367509	2,000	E8783245	2,000
E7598509	2,000	E7941750	2,000	E8264175	2,000	E8558934	4,000	E8790764	2,000
E7612986	2,000	E7945349	2,000	E8264205	2,000	E8559612	2,000	E8792341	2,000
E7622221	2,000	E795142A	2,000	E8264469	4,000	E8560297	2,000	E8793585	2,000
E7623953	2,000	E7951454	2,000	E8266968	2,000	E8560955	2,000	E8798900	2,000
E7627185	2,000	E7952485	2,000	E8272348	2,000	E8564373	2,000	E8804250	6,000
E7629153	2,000	E7952760	2,000	E8274448	2,000	E8565302	4,000	E8806881	2,000
E7633061	2,000	E7959048	2,000	E8275347	2,000	E8567755	2,000	E880899A	2,000
E7633495	2,000	E7960380	2,000	E8279911	2,000	E8568190	2,000	E8813020	2,000
E7633924	2,000	E7961662	2,000	E8280642	2,000	E8568328	2,000	E8825738	4,000
E7636575	2,000	E7966648	2,000	E8280871	2,000	E8570934	2,000	E8834435	2,000
E7638586	2,000	E7969485	26,000	E828219A	2,000	E8573607	2,000	E8837590	2,000
E7643199	2,000	E7969760	4,000	E8285369	2,000	E8575707	2,000	E8843531	2,000
E7647429	2,000	E7974748	2,000	E8288317	2,000	E8576681	2,000	E8843973	2,000
E7647518	2,000	E7979863	2,000	E8290753	2,000	E8578048	2,000	E8846948	2,000
E7650349	2,000	E7981922	2,000	E8293183	2,000	E8578501	2,000	E8850961	2,000
E7658293	2,000	E7981973	2,000	E8293337	2,000	E8580042	2,000	E8851143	2,000
E7659028	2,000	E7982333	2,000	E829421A	2,000	E8580239	2,000	E8852913	2,000
E7661561	2,000	E7985065	2,000	E8295976	2,000	E8588256	2,000	E8853642	2,000
E7661723	2,000	E7996474	2,000	E8299262	2,000	E8590641	2,000	E8857508	2,000
E7668264	2,000	E7997578	2,000	E8304649		E8590900	2,000	E8861238	2,000
E7673853	2,000	E7998868	2,000	E4425689	50,000	E8592970	2,000	E8868062	2,000
E7674043	2,000	E8001794	2,000	E8305696	2,000	E8593241	2,000	E8868410	2,000
E7681384	2,000	E8003770	2,000	E8306064	2,000	E8593640	2,000	E8870903	2,000
E768152A	2,000	E8006036	2,000	E8306560	2,000	E8599746	2,000	E887433A	2,000
E7681783	2,000	E8007180	2,000	E830715A	4,000	E8600825	4,000	E8875492	2,000
E7684243	2,000	E800842A	2,000	E8314679	2,000	E860376A	2,000	E8875808	2,000
E7685886	2,000	E8008608	2,000	E8316485	2,000	E8606319	2,000	E8875832	2,000
E7687226	2,000	E8011773	2,000	E8322760	4,000	E8606785	2,000	E887805A	4,000
E7688516	2,000	E8013652	2,000	E8323244	2,000	E860801A	2,000	E8878076	2,000
E7689334	2,000	E8018352	2,000	E8330178	2,000	E8618090	2,000	E8879137	2,000
E7689342	2,000	E8020578	2,000	E8332391	2,000	E8619577	2,000	E8881468	2,000
E7691126	2,000	E8020594	2,000	E8335692	2,000	E8622802	2,000	E888257A	2,000
E7695113	2,000	E8022406	2,000	E8335951	2,000	E8624619	2,000	E8883746	2,000
E7696233	2,000	E8029001	2,000	E8336206	2,000	E8626549	2,000	E8884459	2,000
E7697027	4,000	E8033262	2,000	E8342346	2,000	E8628673	2,000	E8884661	2,000
E7702969	2,000	E8035478	2,000	E8347968	2,000	E862936A	2,000	E8886370	2,000
E7706298	2,000	E8041354	2,000	E8356460	2,000	E8630090	2,000	E8890025	2,000
E7708444	2,000	E8043268	2,000	E8360638	2,000	E8631402	2,000	E889568A	2,000
E770970A	2,000	E8044515	2,000	E8363734	2,000	E8634967	2,000	E8895744	2,000
E7712026	2,000	E8047956	2,000	E8368426	2,000	E8637001	2,000	E8897054	2,000
E7713650	2,000	E8048677	2,000	E8375112	2,000	E8638954	2,000	E8897143	2,000
E7718229	2,000	E8050523	2,000	E8376054	2,000	E8639314	2,000	E8897518	10,000
E7724911	2,000	E8053581	2,000	E8378677	2,000	E864251A	2,000	E8897933	2,000
E7726353	2,000	E8059237	2,000	E8379010	2,000	E8646930	2,000	E8899057	2,000
E772699A	2,000	E8070087	2,000	E838183A	2,000	E8648771	2,000	E8905359	2,000
E7730067	2,000	E8071059	2,000	E8383123	2,000	E8651640	2,000	E891076A	2,000
E7736170	2,000	E8077707	2,000	E8390685	2,000	E8652264	2,000	E8914994	2,000
E7736251	2,000	E8079580	2,000	E8392386	2,000	E8657932	2,000	E8917632	2,000
E7739226	2,000	E808214A	2,000	E8393889	2,000	E8658130	2,000	E8918361	4,000
E7741921	2,000	E8082549	2,000	E8393943	2,000	E8663738	2,000	E8919384	2,000
E7741956	2,000	E8083669	2,000	E8394079	2,000	E8665749	2,000	E8925368	2,000
E7743665	2,000	E8084312	2,000	E8394486	2,000	E8667253	2,000	E892597A	2,000
E7744467	2,000	E8095047	2,000	E8394532	2,000	E8669264	2,000	E8930736	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
E8931198	4,000	E9238860	2,000	E9629878	2,000	E9983310	2,000	G0415382	4,000
E8932364	2,000	E9239522	2,000	E9630361	2,000	E9984708	4,000	G0416273	2,000
E8933107	2,000	E9240377	2,000	E9634952	2,000	E9988584	2,000	G0419574	2,000
E8934049	2,000	E9241411	2,000	E9641991	2,000	E9989939	2,000	G0426910	2,000
E8937331	2,000	E9244267	2,000	E9643064	2,000	E9992093	2,000	G042814A	2,000
E8937889	2,000	E9258519	2,000	E96443668	2,000	E9993405	2,000	G0432872	2,000
E8940855	2,000	E9262087	2,000	E9649798	2,000	E9994185	2,000	G0433097	2,000
E8941193	2,000	E9264586	2,000	E9662557	2,000	E999438A	2,000	G0435308	2,000
E8942319	2,000	E9266023	2,000	E9663030	2,000	E9994428	2,000	G0437661	
E8950613	2,000	E9270721	2,000	E9670290	2,000	E9994703	2,000	G6333949	2,000
E8955798	4,000	E9273755	2,000	E9670576	2,000	E9997141	2,000	G0440417	2,000
E8956689	2,000	E9274948	2,000	E967069A	2,000	G0002541	2,000	G0442622	2,000
E896052A	2,000	E9279788	2,000	E9678534	2,000	G0003998	2,000	G0445362	2,000
E8965262	2,000	E9285508	2,000	E9681667	2,000	G000403A	2,000	G0446032	2,000
E8970843	2,000	E9285583	2,000	E9687258	2,000	G0008124	2,000	G0448760	2,000
E8973567	2,000	E9287330	2,000	E9691018	2,000	G0011214	2,000	G0461643	2,000
E8974903	2,000	E9291486	2,000	E9691131	2,000	G0012571	2,000	G0464839	2,000
E8975470	2,000	E9295139	2,000	E9695137	2,000	G0017611	2,000	G0465886	2,000
E8975578	2,000	E9296453	2,000	E9700254	2,000	G0018677	2,000	G0469016	2,000
E8980180	2,000	E9297670	2,000	E9706961	2,000	G0019819	2,000	G0471118	2,000
E8980792	2,000	E9299541	2,000	E9709545	2,000	G002023A	2,000	G0471983	2,000
E8985085	2,000	E9302216	2,000	E9711116	2,000	G0029075	2,000	G0481970	2,000
E8988122	2,000	E9309768	2,000	E9711973	4,000	G0029121	2,000	G0482020	2,000
E8988858	2,000	E9313609	2,000	E9712317		G0036659	2,000	G0484252	2,000
E8989129	2,000	E9314184	2,000	E9730927	2,000	G0041083	2,000	G0484767	2,000
E8989188	2,000	E9314583	2,000	E971283A	2,000	G0043957	2,000	G0485941	4,000
E8989226	2,000	E9317353	2,000	E9713283	2,000	G0053103	4,000	G0491496	2,000
E8990801	2,000	E9318953	2,000	E9713372	2,000	G0070296	2,000	G0496404	4,000
E8995625	2,000	E9322225	2,000	E9718935	2,000	G0072323	2,000	G0497931	4,000
E8997431	2,000	E9324740	2,000	E9719036	2,000	G0076278	2,000	G0501408	2,000
E899842A	2,000	E9327995	2,000	E972661A	2,000	G0078323	2,000	G0509972	2,000
E9002409	2,000	E9330864	2,000	E9727314	2,000	G0085242	2,000	G0510814	2,000
E9003847	2,000	E9344490	2,000	E9727330	2,000	G0089736	2,000	G0514437	2,000
E9005963	2,000	E935318A	2,000	E9731222	2,000	G0089930	2,000	G0522871	2,000
E9007745	2,000	E9361077	2,000	E9740906	2,000	G009215A		G0527016	2,000
E9013869	2,000	E9367881	4,000	E9745312	2,000	E6370741	2,000	G0541590	2,000
E9016043	2,000	E9369663	2,000	E9745738	2,000	G0099278	2,000	G054770A	2,000
E901699A	2,000	E9376562	2,000	E9750464	2,000	G0108552	2,000	G0549184	2,000
E9017279	2,000	E9383836	2,000	E9751371	2,000	G0110891	2,000	G054929A	2,000
E9017422	2,000	E938509A	2,000	E9751649	2,000	G0123764	2,000	G0554277	2,000
E9017554	2,000	E9388072	2,000	E9756993	2,000	G0123888	2,000	G0562938	2,000
E9020571	2,000	E9389907	2,000	E9758597	2,000	G012759A	2,000	G0563918	2,000
E9022205	2,000	E9402407	2,000	E9759682	2,000	G0149666	2,000	G0564906	4,000
E9022299	2,000	E9403055	4,000	E976354A	2,000	G0167125	2,000	G0565317	4,000
E9023031	2,000	E9407123	2,000	E9763582	2,000	G0169500	2,000	G0567727	2,000
E9024658	2,000	E9411813	2,000	E9765526	2,000	G0171246	2,000	G0569088	2,000
E9025581	2,000	E9414634	2,000	E9766387	2,000	G0172544	2,000	G0569800	2,000
E9027495	2,000	E9418036	2,000	E976662A	2,000	G017802A	2,000	G058074A	2,000
E9045299	2,000	E9418761	2,000	E9771631	2,000	G0180121	2,000	G0584346	2,000
E9047410	2,000	E9422165	2,000	E9774428	2,000	G0180849	2,000	G0587019	2,000
E9047801	2,000	E9427256	2,000	E9776315	2,000	G0181225	2,000	G058818A	2,000
E9049871	2,000	E9427582	2,000	E9777052	2,000	G0182752	2,000	G0589631	2,000
E9050594	2,000	E9429607	2,000	E9782552	2,000	G0195412	2,000	G0593868	2,000
E9051973	2,000	E9431431	2,000	E9783176	2,000	G0196052	2,000	G0595437	2,000
E9057491	2,000	E9432659	2,000	E9786957	2,000	G0198209	2,000	G060052A	2,000
E9057955	2,000	E9434201	2,000	E9795263	6,000	G0202613	2,000	G0607060	2,000
E9064870	2,000	E943421A	2,000	E979951A	2,000	G0212252	2,000	G0611998	4,000
E9069933	2,000	E9434252	2,000	E9802723	2,000	G021705A	2,000	G0614857	20,000
E9075198	2,000	E943631A	2,000	E9803312	2,000	G0227160	2,000	G0616388	2,000
E9078375	2,000	E9452013	2,000	E9807539	2,000	G0235708	2,000	G0623031	2,000
E9083611	2,000	E9454245	2,000	E9811862	2,000	G0243220	2,000	G0623546	2,000
E9085320	4,000	E9459093	2,000	E9814179	2,000	G0247560	6,000	G0623589	2,000
E9089504	2,000	E9467118	2,000	E9824255	2,000	G0252467	2,000	G0625182	2,000
E9090464	2,000	E9475404	2,000	E9826045	2,000	G0256748	2,000	G0625239	2,000
E9091959	14,000	E9479485	2,000	E982929A	4,000	G0262195	8,000	G0629730	2,000
E9100680	2,000	E9482613	2,000	E9843381	2,000	G0264023	2,000	G0635005	2,000
E9105186	2,000	E9489405	2,000	E9849592	2,000	G026628A	2,000	G0636907	2,000
E910547A	2,000	E9492805	2,000	E9850779	2,000	G0266298	2,000	G0639582	2,000
E910581A	2,000	E9498757	2,000	E9852518	2,000	G0270317	4,000	G0641064	2,000
E9106913	2,000	E9506261	2,000	E9854871	2,000	G027200A	4,000	G0642478	2,000
E9108622	2,000	E9507179	2,000	E9858060	2,000	G0277036	2,000	G0644578	2,000
E9112190	2,000	E9513527	2,000	E9866063	4,000	G0277834	2,000	G0648131	2,000
E9113405	8,000	E9514523	2,000	E9867795	2,000	G0281947	2,000	G0651655	2,000
E9114274	2,000	E9520361	2,000	E9868945	2,000	G0285829	2,000	G0656665	2,000
E9123370	2,000	E9522887	2,000	E9870028	2,000	G0285934	2,000	G0656827	2,000
E9125322	2,000	E9524235	2,000	E9870796	2,000	G0297509	2,000	G065767A	2,000
E9127015	2,000	E9525002	2,000	E987371A	2,000	G0300771	6,000	G0662509	2,000
E9131543	2,000	E9528591	2,000	E9876859	2,000	G0303290	2,000	G0666180	2,000
E9134666	4,000	E9531282	2,000	E9878037	12,000	G0305129	2,000	G066871A	2,000
E9135085	2,000	E9531649	2,000	E9878312	4,000	G0305358	2,000	G0670773	2,000
E9152176	2,000	E9533897	2,000	E9890215	2,000	G0311005	2,000	G0674094	2,000
E9152532	2,000	E9535571	2,000	E9892072	2,000	G0312087	2,000	G0674442	4,000
E9154551	2,000	E9540893	2,000	E9894202	2,000	G031358A	2,000	G0676089	2,000
E915621A	2,000	E9544716	2,000	E9897007	2,000	G0316988	2,000	G0678731	2,000
E9156325	2,000	E9546484	2,000	E9898267	2,000	G0317232	2,000	G0680213	4,000
E9158670	2,000	E9547413	2,000	E9900083	2,000	G03244658	2,000	G0683662	4,000
E9161094	2,000	E9549246	2,000	E990383A	2,000	G0326193	2,000	G0684227	2,000
E9161418	2,000	E9553030	2,000	E9905611	2,000	G0331006	2,000	G0685576	2,000
E9162899	2,000	E9556137	2,000	E9907312	2,000	G0333831	2,000	G0698082	2,000
E916526A	2,000	E9561653	2,000	E9907584	2,000	G0334137	2,000	G0698449	2,000
E9173912	2,000	E956282A	2,000	E9913711	2,000	G0334307	2,000	G0698848	2,000
E917434A	2,000	E9563060	2,000	E991713A		G0342016	2,000	G0705267	2,000
E917515A	2,000	E9567627	2,000	E7138931	2,000	G0343276	2,000	G0707685	2,000
E9182725	6,000	E9571292	2,000	E9918675	2,000	G0344701	2,000	G0710481	2,000
E9188073	16,000	E9573163	2,000	E9918845	2,000	G0344965	2,000	G0711534	2,000
E9189258	2,000	E9573287	2,000	E9918918	2,000	G0346224	2,000	G0717613	2,000
E9189436	2,000	E9573678	2,000	E9919450	2,000	G0348782	2,000	G0722218	2,000
E919233A	2,000	E9575700	2,000	E9920548	4,000	G0353395	2,000	G0725306	2,000
E9195932	4,000	E9580348	2,000	E992098A	2,000	G0356254	2,000	G0732051	2,000
E9201797	2,000	E9584629	2,000	E993073A	2,000	G0360219	2,000	G0732272	2,000
E9203277	2,000	E958923A	2,000	E9935766	2,000	G0361193	2,000	G0739250	2,000
E9206810	2,000	E9590130	2,000	E9944103	2,000	G0363242	2,000	G0742391	4,000
E9207205	2,000	E9599715	2,000	E9944595	2,000	G0363897	2,000	G0744939	2,000
E9213396	2,000	E9601124	2,000	E9947683	2,000	G0364419	2,000	G0745714	2,000
E9215240	2,000	E9604786	2,000	E9953284	4,000	G036821A	4,000	G0747067	2,000
E9215496	2,000	E9604913	2,000	E9960159		G037001A	2,000	G0753660	2,000
E9217421	2,000	E960865A	2,000	E9446633	2,000	G0381046	2,000	G0757089	2,000
E9218479	2,000	E9608757	2,000	E9962100	2,000	G0398259	2,000	G075814A	2,000
E9227524	2,000	E9611758	2,000	E9969962	2,000	G0400199	2,000	G0758891	2,000
E923072A	2,000	E9616490	4,000	E9972653	2,000	G0405247	2,000	G0768048	2,000
E9231610	2,000	E9623373	2,000	E9975407	2,000	G0407635	2,000	G0770042	2,000
E9234881	2,000	E9625813	2,000	E997840A	2,000	G0411638	2,000	G0772428	2,000
E923735A	2,000	E9628170	2,000	E9982004	2,000	G0413878	2,000	G0774951	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
G0776598	2,000	G1119523	2,000	G1481435	8,000	G1828664	2,000	G2256141	2,000
G0778256	2,000	G1119558	2,000	G1483195	2,000	G183060A	2,000	G2257326	2,000
G0784833	2,000	G1125264	2,000	G1485740	2,000	G183737A	2,000	G2264853	2,000
G0786437	2,000	G1125728	2,000	G1494669	2,000	G1841202	2,000	G2265612	2,000
G0788448	2,000	G1126236	2,000	G1501665	2,000	G1844112	2,000	G2267321	2,000
G0790930	2,000	G1127364	2,000	G1502130	2,000	G1846018	2,000	G2271183	2,000
G0794758	2,000	G1130454	2,000	G1523944	2,000	G1849068	2,000	G2273089	2,000
G0797692	2,000	G1134409	4,000	G152617A	2,000	G1856722	2,000	G2277386	4,000
G0805709	2,000	G1136258	4,000	G1528059	2,000	G1866426	2,000	G2278692	2,000
G0806624	2,000	G1137858	2,000	G1528318	4,000	G1877800	2,000	G2281987	2,000
G0807361	2,000	G1141944	2,000	G1534512	2,000	G1896007	2,000	G2284188	2,000
G0815607	2,000	G1142312	2,000	G1540601	2,000	G1900616	2,000	G2284587	2,000
G0815739	8,000	G1144072	2,000	G1540806	2,000	G190378A	2,000	G2287802	2,000
G0816328	2,000	G114823A	2,000	G1541608	2,000	G1909540	2,000	G2290374	4,000
G0817189	2,000	G1153977	2,000	G1542736	2,000	G1910581	2,000	G2290897	2,000
G0819327	2,000	G11579971	2,000	G1543589	2,000	G1912754	2,000	G2292865	
G0820422	2,000	G1161368	2,000	G1544887	4,000	G1913203	2,000	E7256160	2,000
G0821968	2,000	G1176624	2,000	G1549455	2,000	G1917195	2,000	G2298065	2,000
G0824827	2,000	G1177361	2,000	G1549498	2,000	G1917527	2,000	G2299797	2,000
G0825149	2,000	G1177493	2,000	G1550232	2,000	G193300A		G2303263	2,000
G0827788	2,000	G1177795	4,000	G1552286	4,000	D5394113	2,000	G2303522	2,000
G0828377	2,000	G1178430	2,000	G1552308	2,000	G1939164	2,000	G2310138	2,000
G083086A	2,000	G1180214	2,000	G1552715	2,000	G1944214	2,000	G2317299	2,000
G0830975	2,000	G1183590	2,000	G155498A	4,000	G1951032	2,000	G232113A	2,000
G083685A	12,000	G1189157	2,000	G1562184	2,000	G1958665	2,000	G2325224	2,000
G0837724	2,000	G1192255	2,000	G1568689	2,000	G1959181	2,000	G232600A	2,000
G0838771	2,000	G1196684	2,000	G1574263	2,000	G1966935	4,000	G2333979	2,000
G0839891	2,000	G1198806	2,000	G1574514	2,000	G1969101	2,000	G2337672	2,000
G0843473	2,000	G1200444	2,000	G1575294	2,000	G1974458	2,000	G2342293	2,000
G0843570	2,000	G1200983	2,000	G1578714	2,000	G1976833	2,000	G2350172	2,000
G084481A	2,000	G1205616	2,000	G1583009	2,000	G1980512	2,000	G2352396	2,000
G0858462	2,000	G1208917	4,000	G1587209	2,000	G1981047	2,000	G2354755	2,000
G0858969	2,000	G1209042	2,000	G158868A	2,000	G1981446	2,000	G2354879	2,000
G0861366	2,000	G1209212	2,000	G1589155	4,000	G1982159	2,000	G2358777	2,000
G0866406	2,000	G1210067	4,000	G1590749	2,000	G1984445	2,000	G2361476	2,000
G0867372	2,000	G1214461	2,000	G1592776	2,000	G1990798	2,000	G236453A	2,000
G0869596	2,000	G1215212	2,000	G1594043	2,000	G1996001	2,000	G2370777	2,000
G0871183	2,000	G1215824	4,000	G1594302	2,000	G200729A	2,000	G2370785	2,000
G0873380	2,000	G121898A	2,000	G1595953	4,000	G201072A	2,000	G237683A	2,000
G0874824	2,000	G1221190	2,000	G1597387	4,000	G2017953	2,000	G2378646	2,000
G0876576	2,000	G1227229	2,000	G1601821	2,000	G2021799	2,000	G2378808	2,000
G0880409	2,000	G1227814	2,000	G16018526	16,000	G202464A	2,000	G2379049	2,000
G0886865	2,000	G1228756	2,000	G16018527	14,000	G2036869	2,000	G2381469	2,000
G0888841	2,000	G1229515	2,000	G1601910	2,000	G2036931	2,000	G2390565	2,000
G089079A	2,000	G1232591	4,000	G161043A	2,000	G2037148	2,000	G2390662	2,000
G0895759	2,000	G1235965	2,000	G1610448	2,000	G2037814	4,000	G2397217	2,000
G0901643	2,000	G1237607	2,000	G1615369	2,000	G2038497	2,000	G239739A	2,000
G0902259	2,000	G1242449	2,000	G1619240	2,000	G2038713	2,000	G239742A	2,000
G0904537	2,000	G1243186	2,000	G162225A	4,000	G2038829	2,000	G2404450	2,000
G0910014	2,000	G1243437	2,000	G1630236	2,000	G2040246	2,000	G2406267	2,000
G0922063	2,000	G1244336	2,000	G1630643	2,000	G2040432	2,000	G2409169	2,000
G0922640	2,000	G1244751	2,000	G1631062	2,000	G2053771	2,000	G2409177	2,000
G0924120	2,000	G1245731	2,000	G1635386	2,000	G2056355	2,000	G2411953	4,000
G0926115	2,000	G1246177	2,000	G1636080	2,000	G2058188	2,000	G2412070	2,000
G0929548	2,000	G1246258	2,000	G1639462	2,000	G2061197	2,000	G2418443	2,000
G0929815	2,000	G1253599	2,000	G1651829	2,000	G2061502	2,000	G2423897	2,000
G0936331	2,000	G1257098	2,000	G1651837	2,000	G2063475	2,000	G2424303	2,000
G0936544	2,000	G1262202	2,000	G1653066	2,000	G2064013	2,000	G2432497	2,000
G0938377	2,000	G1263039	2,000	G166968A	2,000	G2065621	2,000	G2434422	2,000
G0938385	2,000	G126325A	2,000	G1671447	2,000	G2069198	2,000	G2438584	2,000
G0945063	2,000	G1265880	2,000	G1671455	2,000	G2072822	6,000	G2439750	4,000
G0950741	2,000	G1281088	2,000	G1672613	2,000	G2077468	2,000	G2441984	2,000
G0952450	2,000	G1283005	2,000	G1673105	2,000	G2078294	2,000	G2442387	2,000
G0952477	2,000	G1293108	2,000	G1674160	2,000	G207843A	2,000	G2447982	2,000
G0965811	2,000	G1302700	2,000	G1676252	2,000	G2081953	2,000	G2448490	2,000
G096808A	2,000	G1317023	2,000	G1676708	2,000	G2082569	2,000	G2448644	2,000
G0975329	2,000	G1320237	2,000	G1679324	2,000	G2089342	2,000	G245007A	2,000
G0975868	4,000	G132870A	2,000	G1681329	2,000	G2094028	2,000	G2451092	2,000
G0980527	2,000	G133372A	2,000	G1682791	2,000	G2095040	2,000	G2453923	8,000
G0981337	2,000	G1335137	2,000	G1685731	2,000	G2095482	2,000	G2458380	2,000
G0984964	2,000	G133551A	2,000	G1704906	2,000	G2100761	2,000	G2459972	2,000
G0987254	4,000	G1339558	2,000	G1706364	2,000	G2102268	2,000	G2460024	2,000
G0989273	8,000	G1344519	2,000	G1707832	2,000	G2102578	2,000	G2460504	2,000
G0992827	2,000	G1346228	2,000	G1712364	8,000	G2108290	2,000	G2460989	2,000
G0993319	2,000	G1347674	2,000	G1719164	2,000	G2109483	2,000	G246187A	2,000
G0998159	2,000	G1353445		G1722262	2,000	G2109769	2,000	G2466928	2,000
G1001921	2,000	E8992103	2,000	G172530A	4,000	G2111380	2,000	G2467398	2,000
G1005080	2,000	G1370706	2,000	G1725865	2,000	G2118040	2,000	G2470828	2,000
G1014276	2,000	G1373101	2,000	G1725946	2,000	G2124776	2,000	G2473592	2,000
G1015256	2,000	G1381198	2,000	G1728848	2,000	G2129522	20,000	G2474394	2,000
G1016104	4,000	G1381880	4,000	G1737200	2,000	G2134208	2,000	G2478527	2,000
G1016619	2,000	G1382585	2,000	G174231A	2,000	G2147784	2,000	G2480068	2,000
G102316A	2,000	G1382623	2,000	G1743006	2,000	G2148853	2,000	G2481129	2,000
G102445A	2,000	G1383115	2,000	G1748571	2,000	G2150343	2,000	G2481579	2,000
G1026215	2,000	G1391711	2,000	G1750835	2,000	G215070A	2,000	G2488808	2,000
G1029419	2,000	G1391940	2,000	G1752641	2,000	G2154861	2,000	G2490527	
G1030115	2,000	G139799A	2,000	G1761012	2,000	G2157607	2,000	G2490500	2,000
G1031235	2,000	G1398325	2,000	G176173A	2,000	G2161477	2,000	G2491299	2,000
G1031308	2,000	G1406565	2,000	G1764100	2,000	G2161507	2,000	G2493607	4,000
G1039031	2,000	G1406662	2,000	G1766170	2,000	G216803A	2,000	G2494069	2,000
G1039201	2,000	G1416900	2,000	G1768580	2,000	G2171820	2,000	G2494123	4,000
G1044868	4,000	G1418156	2,000	G1768777	2,000	G2174587	2,000	G2499567	4,000
G104549A	2,000	G1418539	2,000	G1769013	2,000	G2199326	2,000	G250112A	2,000
G1061614	2,000	G142119A	2,000	G1773622	10,000	G220592A	2,000	G2502533	2,000
G1061711	2,000	G1421483	2,000	G177470A	2,000	G2208201	2,000	G2502568	2,000
G106964A	2,000	G1425659		G1776036	2,000	G2210648	2,000	G2503807	2,000
G1070028	2,000	G2882719	4,000	G1779531	2,000	G2213698	2,000	G2504404	2,000
G1070249	2,000	G1426086	2,000	G1781641	2,000	G2213744	2,000	G2507810	4,000
G1080341	4,000	G1426590	2,000	G1785388	2,000	G2214171	2,000	G250918A	2,000
G1080376	2,000	G1429131	2,000	G1788980	2,000	G2216832	2,000	G2509457	2,000
G1080929	2,000	G1429824	2,000	G1790128	2,000	G2217219	2,000	G2510366	2,000
G1082778	2,000	G1434712	2,000	G1790241	4,000	G2221348	2,000	G2518499	2,000
G1084150	2,000	G143982A	2,000	G179378A	2,000	G2223766	2,000	G2521953	2,000
G1084606	4,000	G1439854	2,000	G1796940	2,000	G2225505	2,000	G2522585	2,000
G1092757	2,000	G1441859	2,000	G1799192	2,000	G2225742	2,000	G2530782	2,000
G1096000	2,000	G1443622	2,000	G1800182	4,000	G2236698	2,000	G2539291	2,000
G110142A	2,000	G1445749	2,000	G1804978	2,000	G2240792	4,000	G2540249	2,000
G1103333	2,000	G1454500	2,000	G1806350	2,000	G2241413	2,000	G2541776	2,000
G1106227	2,000	G1460306	2,000	G1809627	2,000	G2241942	2,000	G2542543	2,000
G1108610	2,000	G1468854	2,000	G1811818	4,000	G2242590	2,000	G2543701	2,000
G1113460	2,000	G1472258	2,000	G1818227	2,000	G2243430	2,000	G2545771	2,000
G1118152	2,000	G147840A	2,000	G1820655	2,000	G224481A	2,000	G2546239	2,000
G111825A	2,000	G1478787	2,000	G1827463	2,000	G2251042	2,000	G2551867	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
G2552379	2,000	G2967269	2,000	G3432997	2,000	G3815586	2,000	G4304836	2,000
G2554177	4,000	G2968338	2,000	G344023A	2,000	G3815861	2,000	G4307282	2,000
G255794A	6,000	G2979887	2,000	G344264A	2,000	G3816639	2,000	G4307851	2,000
G2559640	2,000	G298029A	2,000	G3442933	2,000	G381864A	2,000	G4314572	2,000
G2561378	2,000	G298838A	4,000	G3455245	2,000	G3819069	2,000	G4320270	4,000
G2561564	2,000	G2991194	2,000	G3456411	2,000	G3820644	2,000	G4320572	2,000
G2562676	2,000	G2998237	2,000	G346558	2,000	G3836982	2,000	G4323636	2,000
G2563052	2,000	G3000833	2,000	G347360A	2,000	G383954A	2,000	G4327313	2,000
G2565004	2,000	G3001996	2,000	G3478288	2,000	G3839825	2,000	G4330276	2,000
G2569425	2,000	G300264A	2,000	G3486132	2,000	G3842559	2,000	G4331175	12,000
G2570261	4,000	G3004529	4,000	G3488917	2,000	G3847550	2,000	G4335286	2,000
G2570385	2,000	G3008796	2,000	G3494410	2,000	G3850187	2,000	G4343955	2,000
G2574933	2,000	G3011363	2,000	G3503304	2,000	G385381A	2,000	G434496A	2,000
G2581174	2,000	G3012424	2,000	G351778A	2,000	G386708A	2,000	G4348396	2,000
G2581514	2,000	G3013153	2,000	G3520845	2,000	G3868140	2,000	G4348884	2,000
G258842A	2,000	G3016284	2,000	G3522376	2,000	G3868787	2,000	G4349872	4,000
G2591161	2,000	G3017353	2,000	G3526975	2,000	G3875090	2,000	G4357662	2,000
G2592451	2,000	G3018058	2,000	G3530425	2,000	G3875678	2,000	G4360302	2,000
G2600586	2,000	G3019933	2,000	G3533327	2,000	G3876429	2,000	G4363247	2,000
G2600969	2,000	G302144A	2,000	G3542709	2,000	G3876801	2,000	G4368281	2,000
G2601515	2,000	G302239A	2,000	G3543101	2,000	G3889199	2,000	G4370030	2,000
G2607548	2,000	G3026352	2,000	G3545082	2,000	G3889369	2,000	G437155A	2,000
G2612045	2,000	G3027235	10,000	G3545929	2,000	G3891363	2,000	G4373358	2,000
G261577A	2,000	G3035866	2,000	G3546992	2,000	G3894222	2,000	G4374095	2,000
G2626399	2,000	G3036617	2,000	G3550442	2,000	G3897302	2,000	G437994	2,000
G2632542	2,000	G3037575	2,000	G3557420	2,000	G3901792	2,000	G4382306	2,000
G2632577	2,000	G3040630	2,000	G3559741	2,000	G3904848	2,000	G4385054	2,000
G2632739	2,000	G3045233	2,000	G3569690	2,000	G3912379	2,000	G4385275	2,000
G2638885	2,000	G3045268	2,000	G3572403	2,000	G3912964	2,000	G4386603	2,000
G2646667	2,000	G3045446	2,000	G3575798	2,000	G3917028	2,000	G4389157	2,000
G2656239	2,000	G3046493	2,000	G3585076	2,000	G3920924	2,000	G4393405	2,000
G2664746	2,000	G3049689	2,000	G3587567	2,000	G3932442	2,000	G4393901	2,000
G2665130	2,000	G3052124	2,000	G3591718	2,000	G3934879	2,000	G4396633	2,000
G2666218	2,000	G3053554	2,000	G3595489	2,000	G3937592	2,000	G4397648	2,000
G2667796	2,000	G3057177	2,000	G3597058	2,000	G3938858	2,000	G4398229	2,000
G266861A	2,000	G3057215	2,000	G3597147	2,000	G3940046	2,000	G4399306	2,000
G2672234	2,000	G3057649	2,000	G3601292	2,000	G3943207	2,000	G4405152	2,000
G2675047	2,000	G3067784	2,000	G3607363	2,000	G3943800	2,000	G4416405	2,000
G2676280	2,000	G3073210	2,000	G3609412	2,000	G3946443	2,000	G4417576	2,000
G2682159	2,000	G3074942	2,000	G3613657	2,000	G3952354	2,000	G4417657	2,000
G2683945	2,000	G3075787	2,000	G3618217	2,000	G3966525	2,000	G4420771	2,000
G2690410	6,000	G3076678	2,000	G3618640	2,000	G3968684	2,000	G4421700	4,000
G2694831	2,000	G3083763	4,000	G3620114	2,000	G3976180	2,000	G442338A	4,000
G2695439	2,000	G3084387	2,000	G3624918	2,000	G3976458	2,000	G4424416	2,000
G2697830	2,000	G308512A	2,000	G3629359	2,000	G3981206	2,000	G4427407	2,000
G2698063	2,000	G3088951	2,000	G3631450	2,000	G4002929	2,000	G442906A	2,000
G2701285	2,000	G3094692	2,000	G3633674	2,000	G4010905	2,000	G443120A	2,000
G270473A	2,000	G3094749	2,000	G3634956	2,000	G4023144	4,000	G4432303	2,000
G2709308	2,000	G3095796	2,000	G363526A	2,000	G4036149	2,000	G443828A	2,000
G2711760	2,000	G309725A	2,000	G3636762	2,000	G4038362	14,000	G4438301	2,000
G2713623	2,000	G3099740	2,000	G3640115	2,000	G4046888	2,000	G4439251	2,000
G271431A	2,000	G3102911	2,000	G3640557	2,000	G4048864	4,000	G4439286	2,000
G2714344	2,000	G3114464	2,000	G364160A	2,000	G4049550	2,000	G4439804	2,000
G2718366	2,000	G3119016	2,000	G3644552	2,000	G4058568	2,000	G4447823	2,000
G272045A	2,000	G3132330	2,000	G3647918	2,000	G4058959	2,000	G4448102	2,000
G2724102	2,000	G3135844	2,000	G3651060	2,000	G4059645	2,000	G4448544	2,000
G2727756	2,000	G3136999	2,000	G3652679	2,000	G4063332	2,000	G4449796	2,000
G272806A		G3139750	2,000	G365583A	2,000	G4075748	2,000	G4451308	2,000
G2728078	2,000	G3145203	2,000	G3656550	2,000	G4076922	2,000	G4459252	2,000
G2728507	2,000	G314956A	2,000	G3659711	2,000	G4080873	2,000	G4461982	2,000
G2729643	2,000	G3150703	2,000	G3661236	2,000	G4081586	2,000	G4464183	2,000
G2730919	2,000	G3152374	2,000	G3663565	2,000	G4092391	2,000	G4468545	6,000
G2748826	2,000	G3155144	2,000	G3664251	2,000	G4104136	2,000	G4469983	2,000
G2753811	2,000	G3163821	2,000	G3671444	2,000	G4111604	4,000	G4472178	2,000
G2755512	2,000	G3177733	2,000	G3679208	2,000	G4112368	4,000	G4473468	2,000
G2756365	2,000	G3182281	2,000	G3679267	2,000	G4114131	2,000	G4475169	2,000
G2757817	6,000	G3184551	2,000	G3680427	2,000	G4115944	2,000	G4476823	4,000
G2757930	2,000	G3184624	2,000	G3687359	2,000	G4116975	2,000	G4480391	2,000
G2762489	2,000	G3199478	2,000	G3688452	2,000	G411834A	2,000	G4483048	2,000
G2762896	2,000	G3201022	4,000	G3689874	2,000	G4122967	2,000	G4486314	2,000
G2763884	2,000	G3222313	2,000	G3691038	2,000	G412482A	4,000	G4488813	4,000
G2765399	2,000	G3235237	2,000	G3691283	2,000	G4127357	2,000	G4489798	2,000
G2782285	2,000	G3248347	2,000	G3693723	2,000	G4127411	2,000	G4500856	2,000
G2790784	4,000	G326167A	2,000	G3694282	2,000	G4132946	2,000	G4509543	2,000
G2801433	2,000	G3262625	2,000	G3695211	2,000	G4140973	2,000	G4510223	2,000
G2802111	2,000	G3267724	2,000	G3701262	2,000	G4141678	2,000	G4510851	2,000
G2809175	2,000	G3268046	4,000	G3702757	2,000	G4143980	2,000	G4514091	2,000
G2809604	2,000	G3269336	4,000	G3708909	2,000	G4146173	2,000	G4515705	2,000
G2823941	2,000	G3269646	2,000	G3711756	2,000	G4146610	2,000	G4521594	2,000
G2824824	2,000	G3274712	2,000	G3711985	2,000	G4152017	2,000	G452464A	2,000
G2824883	2,000	G3275832	2,000	G3715646	2,000	G4154702	2,000	G4526723	2,000
G2825294	2,000	G3278890	2,000	G3721727	2,000	G4156624	2,000	G4529528	2,000
G282820A	2,000	G3280054	2,000	G3722154	2,000	G416007	2,000	G4533355	2,000
G284163A	2,000	G3286532	2,000	G3724866	2,000	G4166417	2,000	G4534130	2,000
G2847654	2,000	G3289361	2,000	G3728128	2,000	G4179063	2,000	G4535315	4,000
G2852577	2,000	G3290912	2,000	G3729043	2,000	G4183737	2,000	G4535943	2,000
G2860944	2,000	G3291013	2,000	G3729914	2,000	G4189719	2,000	G4537075	2,000
G2870656	4,000	G3295108	2,000	G3739243	6,000	G4190296	2,000	G4544683	2,000
G2875046	2,000	G3300829	2,000	G374090A	2,000	G4195875	2,000	G4546406	2,000
G2876689	2,000	G3303577	2,000	G3755664	2,000	G4198858	2,000	G4554425	2,000
G2878363	2,000	G3303763	2,000	G3755966	2,000	G4199544	2,000	G4555162	2,000
G288231A	2,000	G3304808	2,000	G3763160	6,000	G4200178	2,000	G4562304	2,000
G2885386	2,000	G3322598	2,000	G3764655	2,000	G4207849	2,000	G4565567	2,000
G2885483	2,000	G3323160	4,000	G3766607	2,000	G4210688	2,000	G4577298	6,000
G2885912	2,000	G3324922	2,000	G3769479	2,000	G4215957	2,000	G4580485	2,000
G2886439	2,000	G3328014	2,000	G3770574	2,000	G4216236	2,000	G4581376	2,000
G2890967	2,000	G3328995	1,000	G3772860	2,000	G4222937	2,000	G4586955	2,000
G2895381	2,000	G3336378	2,000	G3773689	2,000	G4222945	2,000	G4590359	2,000
G289654A	2,000	G3341568	2,000	G377426A	2,000	G4228765	2,000	G4590715	2,000
G2899409	2,000	G335077A	2,000	G3776696	2,000	G4239503	2,000	G460516A	2,000
G2899727	6,000	G335208A	2,000	G3780472	2,000	G4255290	2,000	G4611763	2,000
G2914610	2,000	G3355720	2,000	G3781517	2,000	G425751A	2,000	G4612727	2,000
G2922400	2,000	G3382841	2,000	G3786330	2,000	G4268651	2,000	G4613464	2,000
G2924632	4,000	G3386928	2,000	G378768A	2,000	G4270141	2,000	G4617494	2,000
G2931221	2,000	G3396990	2,000	G3792675	2,000	G4270680	2,000	G4633058	2,000
G2931817	2,000	G3398004	2,000	G3803340	2,000	G427421A	2,000	G4636278	2,000
G2934344	2,000	G3398241	2,000	G380410A	2,000	G4285025	2,000	G4638238	2,000
G2943289	2,000	G3399868	2,000	G3805564	2,000	G4285718	2,000	G4642294	2,000
G2952407	2,000	G339999A	2,000	G3807923	2,000	G4290894	2,000	G4643665	2,000
G295339A	2,000	G3403717	2,000	G3808016	2,000	G4294563	2,000	G4658662	2,000
G2956933	2,000	G3403962	2,000	G3810223	2,000	G4298372	2,000	G4660020	2,000
G2962186	2,000	G3414999	2,000	G3811114	2,000	G4300520	2,000	G466185A	8,000
G2963204	2,000	G3420409	2,000	G3814032	2,000	G4303139	2,000	G4677292	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
G467837A	2,000	G5165783	2,000	G5413469	2,000	G5673819	2,000	G5904616	4,000
G4684663	6,000	G5168146	2,000	G5417200	2,000	G5674394	2,000	G5913518	2,000
G4686445	2,000	G5169290	2,000	G541810A	2,000	G567781G	2,000	G5914212	4,000
G4693948	2,000	G5174103	2,000	G5423081	2,000	G5681072	2,000	G5914360	2,000
G4697110	2,000	G5180081	4,000	G5426625	2,000	G5681978	4,000	G5915588	2,000
G4698443	2,000	G5180782	2,000	G543220A	2,000	G5687100	4,000	G5919184	2,000
G4699458	4,000	G5180960	2,000	G5435780	2,000	G5687526	2,000	G591932A	2,000
G4715305	2,000	G5181010	2,000	G5439034	2,000	G5688115	2,000	G5920239	2,000
G4719742	2,000	G5181568	2,000	G5440539	4,000	G5689162	2,000	G5920255	2,000
G4724592	2,000	G5182149	2,000	G5441136	2,000	G5691094	2,000	G5922584	2,000
G4730231	2,000	G5185024	2,000	G5443244	2,000	G5694026	2,000	G5926903	2,000
G4731483	2,000	G518625A	2,000	G5445956	2,000	G5696339	2,000	G5931648	2,000
G4732315	2,000	G5186497	2,000	G5446855	2,000	G569644	2,000	G5932458	2,000
G4732781	2,000	G5186780	2,000	G5449978	2,000	G569929A	2,000	G5939541	2,000
G4733710	2,000	G5187914	2,000	G5451026	4,000	G5701863	2,000	G594135A	2,000
G473556A	2,000	G5187973	4,000	G5453584	2,000	G5705354	2,000	G5941953	2,000
G4737503	2,000	G5188562	2,000	G5454807	2,000	G5708507	2,000	G5942259	2,000
G4738364	2,000	G5192195	2,000	G5455846	2,000	G5711923	2,000	G5942666	2,000
G4740423	2,000	G519533A	2,000	G5461048	2,000	G5714981	6,000	G5942941	2,000
G4741748	2,000	G5199823	2,000	G546327A	2,000	G5717697	2,000	G5946602	2,000
G4743406	2,000	G5200228	2,000	G5463776	2,000	G5720574	2,000	G5949202	2,000
G475212A	2,000	G5200619	2,000	G5468247	2,000	G5722259	10,000	G5950960	6,000
G4754955	2,000	G5205874	2,000	G5474182	2,000	G5726432	2,000	G5953463	2,000
G4755684	2,000	G5206706	2,000	G5476584	2,000	G5731851	2,000	G5954591	2,000
G4762621	2,000	G5207885	2,000	G548563A	2,000	G5733803	2,000	G5956608	4,000
G4769596	2,000	G5214598	2,000	G5487950	2,000	G573494A	2,000	G5956675	2,000
G4783793	2,000	G5215330	2,000	G5493659	2,000	G5737132	2,000	G5958120	4,000
G4789864	4,000	G5216256	2,000	G5495813	2,000	G5738287	2,000	G595883A	2,000
G4794337	2,000	G5217422	4,000	G5501058	2,000	G5738481	2,000	G5959518	2,000
G4799509	2,000	G5217430	2,000	G5503409	4,000	G5741776	2,000	G5960443	2,000
G4805975	2,000	G5218739	4,000	G5505061	2,000	G5742608	2,000	G5962985	2,000
G4814222	2,000	G5219840	2,000	G550684A	2,000	G5745003	2,000	G5964392	2,000
G482001A	2,000	G5222655	6,000	G5510529	2,000	G5745844	2,000	G5965445	2,000
G4825941	2,000	G5223716	2,000	G5511096	4,000	G5746034	2,000	G5965992	2,000
G4840193	2,000	G5226804	12,000	G5514052	2,000	G5747626	2,000	G5968541	2,000
G4840347	2,000	G5229250	2,000	G5517434	2,000	G5748274	2,000	G5974622	2,000
G4847880	2,000	G5233444	2,000	G5518317	2,000	G5748312	2,000	G5975904	2,000
G4854445	2,000	G5234246	2,000	G5521733	2,000	G5748398	2,000	G5977648	2,000
G4866540	2,000	G5238454	2,000	G5521849	2,000	G5748606	2,000	G5979004	2,000
G4867393	2,000	G5241285	2,000	G5522470	2,000	G5750791	2,000	G5982242	2,000
G4870785	8,000	G524229A	2,000	G5523302	2,000	G5751933	2,000	G5983443	2,000
G500030A	2,000	G5246635	2,000	G552614A	2,000	G5757575	2,000	G5988534	2,000
G5009242	2,000	G5247828	2,000	G5526514	2,000	G5757893	2,000	G5995379	2,000
G5009307	2,000	G5248387	2,000	G5526751	2,000	G5761564	2,000	G5995441	2,000
G5009536	2,000	G5251825	2,000	G5532360	2,000	G5764199	2,000	G5998769	2,000
G5011301	2,000	G5251892	2,000	G5532492	2,000	G5764490	2,000	G5998866	2,000
G5013169	2,000	G5253747	2,000	G5536390	2,000	G576458A	2,000	G5998963	2,000
G5016311	2,000	G525428A	2,000	G5543710	2,000	G576508A	2,000	G5999447	2,000
G5018381	2,000	G525915A	2,000	G5545292	2,000	G5767104	2,000	G6001431	2,000
G5021323	2,000	G5273357	2,000	G5546078	2,000	G5768291	2,000	G6014142	2,000
G5023237	2,000	G5273594	2,000	G5546183	2,000	G5768941	2,000	G6015610	2,000
G5023547	2,000	G5278634	2,000	G5547147	2,000	G5770148	2,000	G6015831	2,000
G5026279	2,000	G5281422	2,000	G5550334	2,000	G5773406	2,000	G6016331	2,000
G5029413	2,000	G5281562	2,000	G5551462	2,000	G5776243	2,000	G6016471	2,000
G5033925	2,000	G5281619	2,000	G5553791	2,000	G5777312	2,000	G6019047	2,000
G5035529	2,000	G5287463	2,000	G5554674	2,000	G5778068	2,000	G6022390	2,000
G5036150	2,000	G5287749	2,000	G5555344	2,000	G5778297	2,000	G6025861	2,000
G5036851	2,000	G5287870	2,000	G5555514	4,000	G5781514	2,000	G6027643	2,000
G5037033	2,000	G529009A	2,000	G5556715	2,000	G5782677	2,000	G6028348	2,000
G5038110	2,000	G5293943	4,000	G5559595	2,000	G5784017	2,000	G6030202	2,000
G5038986	2,000	G5296039	2,000	G5560429	2,000	G5794462	2,000	G6037312	2,000
G5040689	2,000	G5302527	2,000	G5563290	2,000	G579571A	2,000	G6038548	2,000
G5041928	2,000	G530337A	2,000	G5564971	2,000	G5796074	2,000	G6039595	2,000
G504207A	2,000	G5303841	2,000	G5566702	2,000	G5796163	2,000	G6039625	2,000
G504403A	2,000	G5305631	2,000	G5569299	2,000	G5798026	2,000	G6040046	2,000
G5044587	2,000	G5309572	2,000	G5571226	2,000	G5798131	2,000	G6042405	2,000
G5045818	2,000	G5309815	4,000	G5571900	2,000	G5798247	2,000	G6042464	2,000
G504594A	2,000	G5310082	2,000	G5573903	2,000	G5799316	2,000	G6044920	2,000
G5048078	2,000	G531195A	2,000	G5576449	4,000	G5801256	2,000	G6045064	2,000
G5050552	2,000	G5318091	2,000	G5577054	2,000	G580137A	-	G604646A	2,000
G505485A	2,000	G5321424	2,000	G5582880	2,000	E6366612	6,000	G6047318	2,000
G505647A	2,000	G5323516	2,000	G5583496	2,000	G5802694	2,000	G6052346	2,000
G505969A	2,000	G5326795	2,000	G5584484	2,000	G5806231	2,000	G6053571	4,000
G5065614	2,000	G5331675	2,000	G5584883	2,000	G5811510	2,000	G6053776	2,000
G506605A	2,000	G5331764	4,000	G5590352	2,000	G581286A	2,000	G6055191	2,000
G5066440	2,000	G5333503	2,000	G5591553	2,000	G5814307	2,000	G605537A	2,000
G5071118	2,000	G5337762	2,000	G5592959	2,000	G5816121	2,000	G6059561	2,000
G5073854	2,000	G5344505	2,000	G5593378	2,000	G5816199	2,000	G6060322	2,000
G5073862	2,000	G5347069	2,000	G5593467	2,000	G582454A	2,000	G6060330	4,000
G507656A	2,000	G5349256	2,000	G5595745	2,000	G5828510	2,000	G6065693	2,000
G5077140	2,000	G535084A	2,000	G5597527	2,000	G5829223	2,000	G6066231	2,000
G5077418	2,000	G5353334	2,000	G5599015	2,000	G583409A	2,000	G6067165	2,000
G508273A	2,000	G5359812	2,000	G5602296	2,000	G5835525	2,000	G6067254	2,000
G508791A	2,000	G5360659	2,000	G5603497	2,000	G5835878	2,000	G6067505	2,000
G5088789	2,000	G5360802	2,000	G5609541	2,000	G5836998	2,000	G6068463	2,000
G5090309	2,000	G5365669	2,000	G5616025	2,000	G5841371	4.000	G6081427	2,000
G5099578	2,000	G5366312	2,000	G5616629	2,000	G5842092	2,000	G6089460	2,000
G5102455	2,000	G5368722	2,000	G5619962	2,000	G5842599	2,000	G6091511	2,000
G5106663	2,000	G5371111	2,000	G5621924	2,000	G5844974	6,000	G609586A	2,000
G5109018	2,000	G5375869	2,000	G5622793	2,000	G5845318	2,000	G6101460	14,000
G5114003	2,000	G5378981	2,000	G5623838	2,000	G5846691	2,000	G6107205	2,000
G5114771	2,000	G5379287	2,000	G5625016	2,000	G5847809	2,000	G6107655	2,000
G5118866	2,000	G5382679	2,000	G5627469	2,000	G584785A	4,000	G611306A	2,000
G5120879	2,000	G5384485	2,000	G5628139	2,000	G5850095	2,000	G6113183	2,000
G5120933	2,000	G5387123	2,000	G5629747	2,000	G5856638	2,000	G6115704	4,000
G5122294	2,000	G5388871	2,000	G5630176	4,000	G5860279	2,000	G611581A	2,000
G5126184	2,000	G5389665	2,000	G5630753	2,000	G5866706	2,000	G611810A	2,000
G5128608	2,000	G5394677	2,000	G5631075	2,000	G5870460	2,000	G6120880	2,000
G512999A	2,000	G5394898	2,000	G563354A	2.000	G5873036	2,000	G6121046	2,000
G5134292	2,000	G5395371	2,000	G5636441		G5873788	2,000	G6123294	2,000
G5135485	2,000	G539555A	2,000	G5911779	2,000	G5877368	2,000	G612522A	2,000
G5137909	2,000	G5399296	2,000	G5639831	2,000	G5877775	2,000	G6128601	2,000
G5140349	2,000	G5400324	2,000	G5640597	2,000	G5877864	2,000	G6130789	2,000
G5143925	2,000	G5402289	8,000	G5642263	2,000	G5884992	2,000	G6134253	2,000
G5150794	2,000	G5402610	2,000	G564293A	2,000	G5886952	2,000	G6136132	2,000
G5153815	4,000	G5403293	2,000	G5646765	2,000	G5890194	4,000	G6137953	2,000
G5155028	2,000	G5405563	2,000	G5646943	2,000	G589369A	2,000	G6139360	2,000
G5155982	2,000	G5405792	2,000	G5649780	2,000	G5894998	2,000	G6140377	2,000
G5157837	2,000	G5406217	2,000	G5650185	2,000	G5898306	2,000	G6146871	2,000
G5159856	2,000	G5407264	2,000	G5654954	2,000	G5899221	2,000	G6148515	2,000
G5160889	2,000	G5408228	2,000	G565671A	2,000	G589971A	2,000	G6149153	2,000
G5161389	2,000	G5408473	2,000	G566075A	2,000	G5900939	2,000	G6153800	2,000
G5165694	4,000	G5411067	2,000	G5672731	2,000	G5901951	4,000	G615484A	2,000

Identification document number	Number of Hong Kong Offer Shares allotted
G6155757	2,000
G6155773	2,000
G6157407	2,000
G6164799	2,000
G6165639	2,000
G6167402	2,000
G6173046	2,000
G6177297	4,000
G618059A	2,000
G6183920	2,000
G6184773	2,000
G6186040	2,000
G6192407	2,000
G6192822	2,000
G6195457	2,000
G6196615	2,000
G6197859	2,000
G6200728	2,000
G6200817	2,000
G6207277	2,000
G6208370	2,000
G6212742	
G4353993	4,000
G6213579	2,000
G6215156	2,000
G6219100	2,000
G6221784	2,000
G6226964	2,000
G6233529	2,000
G6235645	4,000
G6235920	2,000
G6236110	2,000
G6237249	2,000
G6239764	2,000
G6242218	2,000
G6249506	2,000
G6249557	2,000
G6251012	2,000
G625321A	2,000
G625867A	2,000
G6262901	2,000
G6263916	2,000
G6264645	2,000
G6270084	12,000
G6277089	2,000
G6279235	2,000
G6283399	2,000
G6289044	2,000
G6291111	2,000
G6293963	2,000
G6293998	2,000
G6303241	2,000
G6306488	2,000
G6308863	2,000
G6311872	2,000
G6312356	2,000
G6313611	2,000
G6315347	2,000
G6317013	4,000
G6317404	2,000
G6324389	2,000
G6327841	2,000
G6328929	2,000
G6337073	2,000
G6337758	2,000
G6338304	2,000
G6338665	2,000
G6342093	2,000
G6343685	2,000
G6347281	2,000
G6350835	2,000
G6351408	2,000
G6353281	2,000
G6353869	2,000
G6355853	2,000
G6359158	2,000
G6360946	2,000
G6364526	2,000
G6365522	2,000
G6366383	2,000
G6371751	2,000
G6372456	2,000
G6374831	2,000
G6377261	2,000
G6377571	2,000
G6382095	2,000
G6382435	2,000
G6385124	2,000
G638604A	2,000
G6401308	2,000
G6401324	2,000
G6405672	2,000
G6408116	2,000
G6408566	2,000
G6410412	2,000
G641051A	2,000
G6410722	2,000
G641356A	2,000
G6415392	2,000
G6420868	2,000
G6422895	2,000
G6423379	2,000
G6424731	2,000
G6431509	2,000
G6437280	2,000
G6437620	2,000
G6439216	2,000
G6440044	2,000
G6441105	2,000
G6446735	2,000
G6446751	2,000
G6447499	2,000
G6448266	2,000

Identification document number	Number of Hong Kong Offer Shares allotted
G644855A	2,000
G6448657	2,000
G6449688	2,000
G6459357	2,000
G645956A	2,000
G6462862	2,000
G6466647	2,000
G6470164	2,000
G6470784	2,000
G647139A	2,000
G6472442	2,000
G647383A	2,000
G6474690	2,000
G6475832	2,000
G6481263	2,000
G6483002	2,000
G6483444	2,000
G6483584	4,000
G6485099	2,000
G6486575	2,000
G6491870	2,000
G6499510	2,000
G6500225	2,000
G6509982	2,000
G6512649	2,000
G6514943	2,000
G6515168	2,000
G6518132	2,000
G6520498	2,000
G6521389	4,000
G6523993	2,000
G6527131	2,000
G6538362	2,000
G6538575	2,000
G6542017	2,000
G6542041	2,000
G6544664	2,000
G654690A	2,000
G6549305	2,000
G654995A	2,000
G6550109	2,000
G6551342	2,000
G6551695	2,000
G6552365	2,000
G6555127	2,000
G6557227	2,000
G6562298	2,000
G6564460	2,000
G6566218	2,000
G6568059	2,000
G6569225	2,000
G6569276	2,000
G6569403	2,000
G6570274	2,000
G657198A	2,000
G6572307	2,000
G6573389	2,000
G6586146	2,000
G6591476	2,000
G6593312	2,000
G6598276	2,000
G6598438	2,000
G6602591	2,000
G6603563	2,000
G6606376	2,000
G6608867	2,000
G6611337	2,000
G6615383	2,000
G6618927	2,000
G6622975	2,000
G6623874	2,000
G662496A	4,000
G6625427	2,000
G6629384	2,000
G6629414	2,000
G6634272	2,000
G6634965	
E9226137	2,000
G6635805	2,000
G6642089	2,000
G6645754	2,000
G6647021	2,000
G6650375	2,000
G6654885	2,000
G6656438	2,000
G6662497	2,000
G6663760	2,000
G6664929	2,000
G6665100	2,000
G6665275	
G0893535	2,000
G666712A	2,000
G6673421	2,000
G6678652	2,000
G6679780	2,000
G6680649	10,000
G6682161	2,000
G6684695	2,000
G6687007	2,000
G6688720	2,000
G6690418	2,000
G6690482	2,000
G6691497	2,000
G6696170	2,000
G6696707	2,000
G6697460	2,000
G6700615	2,000
G670338A	2,000
G6706079	2,000
G6715396	2,000
G6717143	2,000
G6720691	6,000
G6723097	2,000

Identification document number	Number of Hong Kong Offer Shares allotted
G6723283	2,000
G6734161	2,000
G6734722	2,000
G6739511	2,000
G6741273	2,000
G6744485	2,000
G6745112	2,000
G6748847	2,000
G6749681	2,000
G6750469	2,000
G6758702	2,000
G6762408	2,000
G6769240	2,000
G6770524	2,000
G6771679	2,000
G6781518	2,000
G6787729	2,000
G678942A	2,000
G6792153	2,000
G6794083	2,000
G679721A	2,000
G680013A	4,000
G6802353	2,000
G6808270	2,000
G6810380	2,000
G6812693	2,000
G6817091	2,000
G682103A	2,000
G6822400	2,000
G6823032	2,000
G6827429	2,000
G6827496	2,000
G6827992	2,000
G6828166	2,000
G6829413	2,000
G6832139	2,000
G6833194	2,000
G6841286	2,000
G6843068	2,000
G6844420	2,000
G685504A	2,000
G6858006	2,000
G6858189	2,000
G6863123	2,000
G6863859	2,000
G6867862	2,000
G6870049	2,000
G687107A	2,000
G6876772	2,000
G6879887	4,000
G6881598	2,000
G6882284	2,000
G6882667	2,000
G6883264	2,000
G6885623	2,000
G6890031	2,000
G6893545	2,000
G689780A	2,000
G6902048	2,000
G6907228	2,000
G6907740	2,000
G6908232	2,000
G6908658	2,000
G6908844	2,000
G6918270	2,000
G6918343	2,000
G6919803	2,000
G6920461	2,000
G6921514	2,000
G6922308	2,000
G692601A	2,000
G6928004	2,000
G6932028	2,000
G6933784	2,000
G6934357	
P7289271	2,000
G6939669	2,000
G6940810	4,000
G6944999	2,000
G6945162	6,000
G6949613	2,000
G6950794	2,000
G6956296	2,000
G6960706	2,000
G6963586	2,000
G6965104	2,000
G6966062	2,000
G6966844	2,000
G6974596	2,000
G6978664	2,000
G6980359	2,000
G6983129	2,000
G6984303	2,000
G6984737	2,000
G6987132	2,000
G6987426	2,000
G699094A	2,000
G6992160	2,000
G6994767	2,000
G7001958	2,000
G7004418	2,000
G7004981	2,000
G7006534	2,000
G7012372	2,000
G7013719	2,000
G701913A	2,000
G7023609	2,000
G7024109	2,000
G7024702	2,000
G7026926	2,000
G7031164	
A0485457	2,000
G703175A	2,000

Identification document number	Number of Hong Kong Offer Shares allotted
G7035739	2,000
G7038002	2,000
G703807A	2,000
G7039858	2,000
G7040775	2,000
G7042328	2,000
G7050711	2,000
G7051076	2,000
G7052315	2,000
G7057627	2,000
G7059076	2,000
G7065123	2,000
G7065786	2,000
G7067142	2,000
G7067436	2,000
G7078683	2,000
G7081412	4,000
G7082095	2,000
G7084209	2,000
G7087135	2,000
G7087518	2,000
G7091531	2,000
G7094778	2,000
G7095987	12,000
G7097637	2,000
G7099834	2,000
G7102606	2,000
G7105257	2,000
G7109503	2,000
G7109643	2,000
G7113942	2,000
G7117972	2,000
G7119487	2,000
G7120442	2,000
G7124162	2,000
G7129318	2,000
G7134656	2,000
G7136195	2,000
G7141172	2,000
G7147782	2,000
G7151275	2,000
G716000	2,000
G7161831	2,000
G7162951	2,000
G716783A	2,000
G7169654	2,000
G7169964	2,000
G7171519	2,000
G7174356	2,000
G7177525	2,000
G7178394	2,000
G8004675	2,000
G8007887	2,000
G8008379	2,000
G801302A	2,000
G8018528	2,000
G8022797	2,000
G8024331	2,000
G8027063	2,000
G8027934	2,000
G8029112	2,000
G8032016	2,000
G8032830	2,000
G8033411	2,000
G8037069	2,000
G8037549	2,000
G8039258	2,000
G804197A	2,000
G8044677	2,000
G8045703	2,000
G8046513	2,000
G8046564	2,000
G8046920	2,000
G805172A	2,000
G8053056	2,000
G8060990	2,000
G8062659	6,000
G8070317	2,000
G8070503	2,000
G8071321	2,000
G8072093	2,000
G8072662	2,000
G8075130	2,000
G8079330	2,000
G8082846	2,000
G8084555	2,000
G8086205	2,000
G8088034	2,000
G8088674	2,000
G8089298	2,000
G8089751	2,000
G8092361	2,000
G8096782	2,000
G8100887	2,000
G8101034	2,000
G8101727	2,000
G8105862	2,000
G8110882	2,000
G8112680	2,000
G8112699	2,000
G8112893	10,000
G8113156	2,000
G811344A	2,000
G8116295	2,000
G8119928	2,000
G8121094	2,000
G8123402	2,000
G8123682	2,000
G8134838	2,000
G8146127	2,000
G8147956	2,000
G8156270	2,000
G8158249	2,000

Identification document number	Number of Hong Kong Offer Shares allotted
G8158273	2,000
G8171768	2,000
G8175321	2,000
G8177766	2,000
G8178649	2,000
G8178851	2,000
G8184606	2,000
G8184878	2,000
G8186692	2,000
G8186730	2,000
G8187583	6,000
G818780A	2,000
G8190029	2,000
G8191505	2,000
G8193249	2,000
G8198496	2,000
G8204577	2,000
G8212987	2,000
G8213096	2,000
G8213398	2,000
G8219825	2,000
G8223369	2,000
G8234506	2,000
G8234662	2,000
G8236452	2,000
G8237270	2,000
G8238226	2,000
G8241251	2,000
G8243521	2,000
G8243904	2,000
G8250064	2,000
G9001491	2,000
G900590A	2,000
G9028829	2,000
G9029140	2,000
G9030673	2,000
G9033555	4,000
G9044085	2,000
GBR701748775	2,000
H0000843	2,000
H0003685200	2,000
H00039982	2,000
H0007120	2,000
H0007704400	2,000
H00079811	2,000
H00107525	2,000
H00121323	2,000
H00126312	2,000
H00138040	2,000
H0018491	2,000
H00190612	2,000
H0020429	2,000
H0022901	2,000
H00240064	2,000
H0024653	2,000
H0024668	2,000
H00274030	4,000
H0027431	2,000
H00283857	2,000
H00310124	2,000
H0031358	2,000
H00352478	2,000
H00372426	2,000
H0037933	2,000
H0038417	2,000
H0041430	2,000
H00431560	2,000
H00493435	2,000
H00494397	2,000
H0051170	2,000
H00529849	2,000
H00532129	2,000
H00533612	2,000
H0053726	2,000
H00551276	2,000
H00553551	2,000
H00563583	2,000
H0063409900	2,000
H00649003	2,000
H00657997	2,000
H0067115	2,000
H0067740900	2,000
H0068774	2,000
H0073042	2,000
H00742853	2,000
H00778836	2,000
H0082882	2,000
H009096	2,000
H0090974	2,000
H0092640	2,000
H00959639	2,000
H0096921	2,000
H0102905	2,000
H0103421	2,000
H0109837	2,000
H0114393	2,000
H0115241	2,000
H01155616	2,000
H01172059	2,000
H01173659	2,000
H01230081	2,000
H01268192	2,000
H01317318	4,000
H0133584	2,000
H0134092	2,000
H01379106	2,000
H0139361	2,000
H01480992	2,000
H01494381	2,000
H01500833	2,000
H01509001	2,000
H01574519	2,000
H01575899	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
H01579634	2,000	H0642381500	2,000	H1483449	2,000	H3359478	2,000	H3596453	2,000
H01598112	2,000	H0646867	2,000	H1492103	2,000	H336157A	2,000	H3598707	2,000
H01600993	6,000	H0647960	2,000	H1496508	2,000	H3362134	2,000	H3602224	2,000
H0161049	2,000	H0664592400	2,000	H1511272	2,000	H3363025	2,000	H3603778	2,000
H01661787	2,000	H0684786900	2,000	H1534159	2,000	H3370528	2,000	H3605983	2,000
H0166261	2,000	H0685749	2,000	H1535139	2,000	H3371176	2,000	H3608729	2,000
H0172172	2,000	H06865013	2,000	H1544162	2,000	H3373136	2,000	H3613129	2,000
H0172199	2,000	H0713661	2,000	H1547056	2,000	H3376798	2,000	H3613773	2,000
H01745076	2,000	H0717284	2,000	H3002960	4,000	H337924A	2,000	H3615490	2,000
H01756287	2,000	H0720315	2,000	H3004181	2,000	H3381708	2,000	H3617566	2,000
H01761271	2,000	H0720323	2,000	H3004912	2,000	H3389008	2,000	H3617787	2,000
H0176445	2,000	H0722717	2,000	H3006648	2,000	H339155A	2,000	H3621245	2,000
H01777159	2,000	H0732240	2,000	H301019A	2,000	H3396012	2,000	H3624295	2,000
H01784023	2,000	H0732836	2,000	H3011676	2,000	H3397485	6,000	H3625747	2,000
H01784272	2,000	H0752670300	2,000	H3013644	2,000	H3399313	2,000	H362824A	2,000
H01794987	2,000	H0756285900	2,000	H3015760	2,000	H3400729	2,000	H3630376	2,000
H0179851	2,000	H0756549500	2,000	H3017720	2,000	H3403175	2,000	H3632549	2,000
H01894332	2,000	H0756972	2,000	H3021434	2,000	H3410112	2,000	H3632980	2,000
H01948629	2,000	H0759289	2,000	H3035079	2,000	H3413936	2,000	H3634274	2,000
H0197248	2,000	H0765511500	2,000	H3039376	2,000	H3417680	2,000	H3634436	2,000
H01993405	2,000	H0770886	2,000	H3043934	2,000	H3424377	2,000	H3635122	2,000
H02020864	2,000	H0798288200	2,000	H3045937	2,000	H3424873	2,000	H363780A	2,000
H0203221	2,000	H0799698	2,000	H3055452	2,000	H3426140	2,000	H3637982	12,000
H02052861	2,000	H0802893	2,000	H305572A	2,000	H3428038	2,000	H3639985	4,000
H0210120	2,000	H0805086	2,000	H3058796	2,000	H3433937	2,000	H3645675	2,000
H02122863	2,000	H0805744	2,000	H306124A	2,000	H3435514	2,000	H3646019	2,000
H02124599	2,000	H083213A	2,000	H3064222	4,000	H3437568	2,000	H3646264	2,000
H02130204	2,000	H083566A	2,000	H306608A	2,000	H3442324	2,000	H3647937	2,000
H0214088	2,000	H0841716	2,000	H3074465	2,000	H3442812	2,000	H365755A	2,000
H02163030	2,000	H0852882	2,000	H307564A	2,000	H3443533	2,000	H3658459	2,000
H02167731	2,000	H0856665600	2,000	H3075925	4,000	H344419A	2,000	H3668012	2,000
H0217133	2,000	H0870451600	2,000	H3077022	2,000	H3446656	4,000	H3673393	2,000
H02188125	2,000	H0872158	2,000	H3077030	2,000	H3446664	4,000	H3674535	4,000
H02199100	2,000	H0877397	2,000	H3077057	2,000	H344727A	2,000	H3675469	2,000
H02204687	2,000	H0882557200	2,000	H3083561	2,000	H3447466	2,000	H3693122	4,000
H0221084	2,000	H0900755	2,000	H3086803	2,000	H3448357	2,000	H3694390	2,000
H02214492	2,000	H0903133300	8,000	H308942A	2,000	H3453962	2,000	H369448A	2,000
H02225361	6,000	H0910920	2,000	H3090606	2,000	H3456376	2,000	H3696008	2,000
H02225362	8,000	H0915752	2,000	H3091130	2,000	H3456643	2,000	H3696784	2,000
H0226213	2,000	H0920454	2,000	H3092188	8,000	H345702A	2,000	H3704876	2,000
H0226310	2,000	H0928161	2,000	H3099093	4,000	H3458085	4,000	H370731A	2,000
H0235492	2,000	H0930727	2,000	H3104712	2,000	H345909A	2,000	H3707964	2,000
H0235506	6,000	H0942307200	2,000	H3108939	2,000	H346123A	2,000	H3708847	2,000
H0235522	2,000	H0944892	2,000	H3108947	2,000	H3461434	2,000	H3709894	2,000
H025134A	2,000	H094714A	2,000	H3112677	2,000	H3464441	4,000	H3710094	2,000
H0255752	2,000	H0956935400	2,000	H3114009	2,000	H3465693	2,000	H3713158	2,000
H02569546	2,000	H0969690	2,000	H3116222	2,000	H3467718	2,000	H3714057	2,000
H0261299	2,000	H0974228	2,000	H311758A	2,000	H3468846	2,000	H3714596	2,000
H0265316	2,000	H0974317	2,000	H311856A	2,000	H3469044	2,000	H371765A	2,000
H0268528	2,000	H0984088	2,000	H3119248	2,000	H347045A	2,000	H3718230	2,000
H0271618	2,000	H0984657	2,000	H3122958	2,000	H3470476	2,000	H3720766	2,000
H0284906	2,000	H0987303	2,000	H3133879	2,000	H3472924	2,000	H3726217	2,000
H0291139	2,000	H0993788	2,000	H313560A	2,000	H3475613	2,000	H3730397	2,000
H0295460	4,000	H0996426	2,000	H3142959	2,000	H3480838	2,000	H3735674	2,000
H0298222	2,000	H0996663	2,000	H3150854	2,000	H3481524	2,000	H3735976	2,000
H0301835	2,000	H1001606	2,000	H3153934	2,000	H3485279	2,000	H3740333	2,000
H0302955	2,000	H1002319	2,000	H3157174	2,000	H3485694	2,000	H374214A	2,000
H031595A	2,000	H1003749	2,000	H3158871	2,000	H3485708	2,000	H3742263	2,000
H0322047	4,000	H1014546	4,000	H3169210	2,000	H3490485	2,000	H3743316	2,000
H0329039	2,000	H1017359	2,000	H317477A	2,000	H3491481	2,000	H3747338	2,000
H0330355	2,000	H102276A	2,000	H3181873	2,000	H3491678	2,000	H3748814	2,000
H0332544	2,000	H1024487	2,000	H3195025	2,000	H3492445	2,000	H3750835	2,000
H0333351600	2,000	H1029918	2,000	H3195130	2,000	H3492895	4,000	H3752277	2,000
H0338305	2,000	H1039042	2,000	H3196250	2,000	H3503552	2,000	H3752609	2,000
H0339824	2,000	H1045638	2,000	H3199675	2,000	H350561A	2,000	H3753230	2,000
H0346383	2,000	H1057482	2,000	H3202919	2,000	H3507426	2,000	H3757600	2,000
H035162A	2,000	H1058071	2,000	H3209646	2,000	H351029A	2,000	H3757716	2,000
H0351905	2,000	H107171A	2,000	H3215514	4,000	H3522093	4,000	H3758275	2,000
H0359981	2,000	H1078285	2,000	H3218939	2,000	H3522786	2,000	H3758283	2,000
H0368530	2,000	H1081766	2,000	H3219390	2,000	H3524606	2,000	H3758534	2,000
H0370322	2,000	H1085850	2,000	H3221379	2,000	H3527087	2,000	H3760008	2,000
H0372635	2,000	H1090226	2,000	H3222685	4,000	H3527389	2,000	H3762450	2,000
H0379109	2,000	H1097263	2,000	H322937A	2,000	H3528016	2,000	H3770453	
H0380441	2,000	H1099835	2,000	H3229604	2,000	H3529829	2,000	K2303213	2,000
H0381103	2,000	H1110723	2,000	H3231757	2,000	H3532358	2,000	H3772456	2,000
H038661A	2,000	H1113153	2,000	H3238484	2,000	H3536507	2,000	H3774947	2,000
H0393497	4,000	H1146892	2,000	H3239103	2,000	H3538267	2,000	H3775587	2,000
H0394331800	2,000	H1154615	2,000	H3241388	2,000	H3541322	2,000	H3778896	2,000
H0395007	2,000	H1162537	2,000	H3241809	2,000	H3541357	2,000	H3780858	2,000
H0401708	2,000	H1171757	2,000	H3245235	2,000	H354142A	2,000	H3781625	2,000
H0406866	2,000	H1181388	4,000	H3250093	2,000	H3541594	2,000	H3790330	2,000
H0406947	2,000	H1190697	2,000	H3268669	2,000	H3541616	4,000	H3790624	2,000
H0408877	2,000	H1204809	2,000	H3269282	2,000	H3542086	2,000	H3791019	2,000
H040930A	2,000	H1209304	2,000	H3271155	2,000	H3547533	2,000	H3791825	2,000
H0409695	2,000	H1215673	2,000	H327118A	2,000	H354898A	2,000	H3793291	2,000
H0415067600	2,000	H1234872	2,000	H3277838	2,000	H3549412	2,000	H3801146	2,000
H0415938	2,000	H1239971	2,000	H3277846	4,000	H3549889	2,000	H3804447	2,000
H0417094	2,000	H1260857	2,000	H3282351	2,000	H3551379	2,000	H3805044	2,000
H041916A	2,000	H127064A	2,000	H328382A	2,000	H3552448	2,000	H3807039	2,000
H0420990	4,000	H1271948	2,000	H3286284	2,000	H3556451	2,000	H3807047	2,000
H0423337	2,000	H1273592	2,000	H3286551	2,000	H3557555	2,000	H3813624	2,000
H0425224	2,000	H1291817	2,000	H328687A	2,000	H3560041	2,000	H3817417	2,000
H0425232	2,000	H131860A	2,000	H3286918	2,000	H3562710	2,000	H382023A	
H0460054	2,000	H1327722	2,000	H3288457	2,000	H3569030	2,000	G4034502	2,000
H0462111	2,000	H1330448	2,000	H3296050	2,000	H3570327	4,000	H3830774	2,000
H0464998	2,000	H1366981	2,000	H3296069	2,000	H3570845	2,000	H3831800	2,000
H0471625	2,000	H1367732	2,000	H3303804	4,000	H3573674	2,000	H3832327	2,000
H0474039	2,000	H1368011	2,000	H3305793	2,000	H3578870	2,000	H3835776	2,000
H0477399	2,000	H1370180	2,000	H3308369	2,000	H3580107	10,000	H3840621	2,000
H047943A	2,000	H1389361	2,000	H3315470	2,000	H3580239	4,000	H3843051	2,000
H0488994	2,000	H1395981	2,000	H3321748	2,000	H3580905	2,000	H3843116	2,000
H0509434900	2,000	H1400586	2,000	H3321756	2,000	H3580913	2,000	H3845720	4,000
H0522297	2,000	H1402597	2,000	H3325697	2,000	H3583599	2,000	H3849106	6,000
H0525059	2,000	H1403831	2,000	H332643A	2,000	H3584536	2,000	H3859527	2,000
H0537189	2,000	H1417616	4,000	H3328998	2,000	H3584544	2,000	H3859667	2,000
H0557759	2,000	H1434898	2,000	H3333231	2,000	H3587071	2,000	H3862137	2,000
H0573886	2,000	H1450508	4,000	H3334300	2,000	H3589619	2,000	H3862803	2,000
H0575773	2,000	H1453779	2,000	H3337253	2,000	H3591133	2,000	H3868275	2,000
H0577164	2,000	H1463685	2,000	H3342435	2,000	H3591451	2,000	H3868763	2,000
H058425A	2,000	H1464436	2,000	H3345841	2,000	H3592814	2,000	H3868933	2,000
H0592816900	2,000	H1468814	2,000	H3349189	2,000	H3594019	2,000	H3871659	2,000
H0611672	2,000	H1472773	2,000	H3354115	2,000	H3594981	2,000	H3872892	2,000
H0631533	2,000	H1481231	2,000	H3354336	2,000	H3596054	2,000	H387545A	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
H3876219	2,000	H423525A		H4496827	2,000	H4812907	2,000	HA1539691	2,000
H388789A	2,000	G5780054	2,000	H4497653	2,000	H4816090	2,000	HA1557314	2,000
H3888519	2,000	H4236329	2,000	H4507942	2,000	H4824204	2,000	HA1612609	2,000
H3888756	4,000	H4237171	2,000	H4511125	2,000	H4824433	2,000	HA1626692	2,000
H3889302	2,000	H4238437	2,000	H4512423	2,000	H4834293	2,000	HA1658661	2,000
H3907300	4,000	H4239433	2,000	H4512652	2,000	H4834609	2,000	HA1746021	2,000
H3908307	2,000	H423963	2,000	H4513101	2,000	H4836253	2,000	HA1786239	2,000
H3916245	2,000	H4242345	2,000	H4515384	2,000	H4838469	2,000	HA1815743	2,000
H3918337	2,000	H4242450	2,000	H4516518	2,000	H4840366	2,000	HA1841888	2,000
H3919120	2,000	H4243619	2,000	H4516585	2,000	H4842199	2,000	HA1868142	2,000
H3920382	2,000	H4245077	2,000	H4521376	2,000	H4843373	2,000	HA1882746	2,000
H393068A	2,000	H4252529	2,000	H4529563	2,000	H4845139	4,000	HA1966740	2,000
H3935185		H4258675	2,000	H4532181	2,000	H4846852	6,000	HA1967840	2,000
H3934677	2,000	H4262346	4,000	H4534141	2,000	H4852828	2,000	HA1974696	2,000
H3941940	2,000	H4266570	2,000	H4537477	2,000	H4854677	2,000	HA1997432	2,000
H3943579	2,000	H4267399	2,000	H4538341	2,000	H4855169	2,000	HA2011885	2,000
H3947353	2,000	H4273690	2,000	H4538538	2,000	H4856084	2,000	HA9002965	2,000
H395175A	2,000	H4275669	2,000	H4544023	2,000	H4863404	2,000	HA9072063	2,000
H3952292	2,000	H4275790	2,000	H4545275	2,000	H4865717	2,000	HA9084065	2,000
H3954716	2,000	H4276088	2,000	H4547138	2,000	H4866233	2,000	HO1490643	2,000
H3956743	2,000	H4277637	2,000	H4548088	2,000	H4866799	2,000	HO18295A	2,000
H3957545	2,000	H4277696	2,000	H4551062	2,000	H487015A	2,000	HO1968454	2,000
H3962506	2,000	H4278749	2,000	H4552662	2,000	H4873337	2,000	JQ020813	2,000
H3963820	2,000	H4280344	4,000	H4555076	2,000	H4874759	2,000	JX040641	2,000
H3972358	2,000	H4283335	2,000	H4556986	4,000	H4880171	2,000	JX040646	2,000
H3975896	2,000	H4287179	2,000	H456086A	2,000	H4884002		K0001791	2,000
H3980709	2,000	H4288302	2,000	H4561858	4,000	H4129859	2,000	K0003786	2,000
H3982884	2,000	H4288892	2,000	H456945A	2,000	H4886749	2,000	K0011193	2,000
H3983406	2,000	H4291753	2,000	H4570350	2,000	H4889098	2,000	K0015962	2,000
H3984909	2,000	H4295341	2,000	H4573813	2,000	H4890584	2,000	K0016063	2,000
H3991522	2,000	H4296755	2,000	H4576324	2,000	H90020336	2,000	K0023973	2,000
H3992758	2,000	H4297204	2,000	H4579722	2,000	H90025500	2,000	K002533A	2,000
H3993134	2,000	H4297301	2,000	H4588500	2,000	H90061534	2,000	K0026832	2,000
H3996931	2,000	H4298715	2,000	H4588756	2,000	H90079452	2,000	K0029041	2,000
H4000368	2,000	H4299347	2,000	H4589957	2,000	H90135198	2,000	K0029289	2,000
H4000481	2,000	H4300906	2,000	H4593814	2,000	HA0026355	2,000	K0031747	2,000
H4006048	2,000	H4303549	2,000	H4594357	2,000	HA0031532	2,000	K0037532	2,000
H4009578	4,000	H4304464	2,000	H4594926	2,000	HA0065568	2,000	K0037745	2,000
H4009888	2,000	H4305126	2,000	H4595949	2,000	HA0095333	2,000	K0041432	2,000
H4012978	2,000	H4305754	2,000	H4597054	2,000	HA0099296	2,000	K0041874	2,000
H4016264	2,000	H4307560	2,000	H4598816	2,000	HA0118734	2,000	K0043737	2,000
H4018909	2,000	H4312165	2,000	H4603267	8,000	HA0121468	2,000	K005450A	2,000
H4019727	2,000	H4316616	2,000	H4603542	2,000	HA0124016	2,000	K0059013	2,000
H4027118	2,000	H4318481	2,000	H4605308	2,000	HA0127986	2,000	K0061832	2,000
H4027436	2,000	H4324309	4,000	H4605952	2,000	HA0164447	2,000	K0063509	2,000
H4027819	2,000	H4325054	2,000	H4606150	2,000	HA0190752	2,000	K0065358	2,000
H4031859	2,000	H4325348	4,000	H4607785	2,000	HA0204359	2,000	K0066583	2,000
H4034866	2,000	H4327030	2,000	H4614307	2,000	HA0385486	2,000	K0067113	2,000
H403579A	2,000	H4329424	2,000	H4618906	2,000	HA0393572	4,000	K0069906	2,000
H4042230	2,000	H433228A	2,000	H4629061	4,000	HA0406445	2,000	K0078069	2,000
H4049987	6,000	H4333154	2,000	H463670A	2,000	HA0427376	2,000	K0082279	2,000
H4054778	2,000	H4338431	2,000	H4640014	2,000	HA0433427	2,000	K0083127	2,000
H4055847	2,000	H4339373	2,000	H4640022	2,000	HA0436450	2,000	K0088927	2,000
H4061596	2,000	H4340169	4,000	H4642882	2,000	HA0507169	2,000	K0090174	2,000
H406191A	2,000	H4343893	2,000	H4646527	2,000	HA0522107	2,000	K0095990	2,000
H406269A	2,000	H4350113	2,000	H4646632	2,000	HA0535739	2,000	K0098175	2,000
H4065788	2,000	H4356073	2,000	H4647507	2,000	HA0550209	4,000	K0101400	2,000
H406790A	2,000	H4357606	2,000	H464933A	2,000	HA0557017	2,000	K0116378	2,000
H4069260	2,000	H4358653	2,000	H4652500	2,000	HA0577647	2,000	K0122122	2,000
H4069333	2,000	H4365021	2,000	H4661364	2,000	HA0582383	2,000	K0125989	2,000
H4070579	2,000	H4367245	2,000	H4674016	2,000	HA0592891	2,000	K0127329	2,000
H4073012	2,000	H4368683	2,000	H4679476	2,000	HA0612245	2,000	K012978A	2,000
H4073047	2,000	H4376546	2,000	H4680296	2,000	HA0613373	2,000	K0131113	2,000
H4074051	2,000	H4378492	2,000	H4683139	2,000	HA0646876	2,000	K0134392	2,000
H4076089	2,000	H4379774	2,000	H4689528	2,000	HA0679468	2,000	K0137448	2,000
H4076402	2,000	H438199A	2,000	H4694599	2,000	HA0684821	2,000	K014763A	2,000
H4078456	2,000	H4382929	2,000	H4697873	2,000	HA0684822	2,000	K0147664	4,000
H4078782	2,000	H4385316	2,000	H4698217	2,000	HA0686958	2,000	K0148121	2,000
H4078944	8,000	H438817A	2,000	H469890A	2,000	HA0687329	2,000	K0148660	2,000
H4104945	2,000	H438929A	2,000	H4698985	2,000	HA0690988	2,000	K0152315	2,000
H4122234	2,000	H4389427	2,000	H4698993	2,000	HA0755645	2,000	K0157112	2,000
H4123958	2,000	H4395400	2,000	H4699795	2,000	HA0783625	2,000	K0159972	2,000
H4126108	2,000	H439711A	2,000	H4699868	2,000	HA0796404	2,000	K016075A	2,000
H412704A	2,000	H4398671	2,000	H4700092	2,000	HA0809024	2,000	K0161659	2,000
H4127449	2,000	H4400234	2,000	H4704276	2,000	HA0854435	2,000	K0165646	2,000
H4135875	2,000	H4403195	2,000	H4704381	2,000	HA0892027	2,000	K0166049	2,000
H4149701	2,000	H4406879	2,000	H4713089	2,000	HA0915827	2,000	K0166103	2,000
H4155728	2,000	H4409665	2,000	H4713186	2,000	HA0944459	2,000	K0167258	2,000
H4157429	2,000	H4415541	2,000	H4715898	2,000	HA0978103	2,000	K017310A	2,000
H4158549	2,000	H4418907	2,000	H4727918	2,000	HA0979213	2,000	K0177830	2,000
H4160225	2,000	H4421827	2,000	H4728728	2,000	HA0997558	2,000	K0178691	2,000
H4162414	2,000	H4422475	2,000	H4736658	2,000	HA1002579	2,000	K0179574	2,000
H4162716	2,000	H4425431	2,000	H4740620		HA1012446	2,000	K0182109	2,000
H4165022	2,000	H4428309	2,000	H4740639	2,000	HA1012916	2,000	K0184012	2,000
H416767A	2,000	H4429097	2,000	H4741945	2,000	HA1015157	2,000	K0186338	2,000
H4169915	4,000	H4429674	2,000	H4744014	2,000	HA1024740	2,000	K0190349	2,000
H417188A	4,000	H4430494	2,000	H4744936	2,000	HA1041451	2,000	K0190705	2,000
H4172436	2,000	H4432063	2,000	H4746440	2,000	HA1050449	2,000	K0196738	2,000
H4175060	2,000	H4432837	2,000	H4747129	2,000	HA1087808	2,000	K0197173	2,000
H4175788	2,000	H4442182	4,000	H4751290	2,000	HA1169552	2,000	K0201243	2,000
H4181621	2,000	H4442638	2,000	H4751959	2,000	HA1172855	2,000	K0203750	2,000
H4184124	2,000	H4442743	4,000	H4752238	2,000	HA1178537	2,000	K0212393	2,000
H4184132	4,000	H4447583	2,000	H4758198	2,000	HA1270810	2,000	K0215406	2,000
H4187662	2,000	H4448695	2,000	H4763388	2,000	HA1272603	2,000	K021955A	2,000
H4187832	2,000	H4452021	2,000	H4765666	2,000	HA1281836	2,000	K022040A	2,000
H4192283	2,000	H4455500	2,000	H4767057	2,000	HA1297306	2,000	K023060A	2,000
H4192933	2,000	H4456639	2,000	H4768657	2,000	HA1299244	2,000	K0233315	2,000
H4194030	2,000	H4456698	4,000	H4769688	2,000	HA1307106	2,000	K0233765	2,000
H4194944	2,000	H4463856		H4770333	2,000	HA1312076	2,000	K0240486	2,000
H4198524	2,000	H4463864	2,000	H4770341	2,000	HA1323051	2,000	K0245429	2,000
H4200855	2,000	H4466073	2,000	H4772980	4,000	HA1323052	2,000	K0246875	2,000
H4201185	2,000	H446657A	2,000	H4773863	2,000	HA1339934	2,000	K0257117	2,000
H4205121	2,000	H4466812	2,000	H4775416	2,000	HA1365044	2,000	K0262250	2,000
H420754A	2,000	H4474084	2,000	H4776021	8,000	HA1409457	2,000	K0264725	2,000
H4212276	2,000	H4474130	2,000	H4780819	2,000	HA1420907	2,000	K0265438	2,000
H4214074	2,000	H4475153	2,000	H4787708	2,000	HA1432278	2,000	K0267929	2,000
H4215925	2,000	H448022A	2,000	H4788860	2,000	HA1434431	2,000	K0270067	2,000
H4217308	2,000	H4481676	2,000	H4798424	2,000	HA1440618	2,000	K0272833	2,000
H4221208	2,000	H448747A	2,000	H4798432	2,000	HA1442570	2,000	K027500A	2,000
H4223626	2,000	H4490519	2,000	H4802286	2,000	HA1450570	2,000	K0276901	2,000
H4224843	2,000	H4490934	2,000	H4804181	2,000	HA1497361	2,000	K0278246	2,000
H4227605	2,000	H4491442	2,000	H480419A	2,000	HA1516398	2,000	K0279021	2,000
H4234016	2,000	H4492953	2,000	H4804521	2,000	HA1518602	2,000	K027951A	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
K0282979	2,000	K0634948	2,000	K0967505	2,000	K1345923	2,000	K1677187	2,000
K0284122	2,000	K0635286	2,000	K0973076	2,000	K1350161	2,000	K1689592	2,000
K0295388	2,000	K0636533	2,000	K0975265	2,000	K1355104	2,000	K1698966	2,000
K0298638	2,000	K063834A	2,000	K0977306	2,000	K1358294	2,000	K1709011	2,000
K0299952	2,000	K0641065	2,000	K0978205	2,000	K1361864	2,000	K1709224	2,000
K0300683	2,000	K0641367	2,000	K0978361	2,000	K1362437	2,000	K1710877	2,000
K0302430	2,000	K0645761	2,000	K0978949	2,000	K1362771	2,000	K1713043	2,000
K0306894	2,000	K0646938	2,000	K0979023	2,000	K1369555	2,000	K172021A	2,000
K0311073	2,000	K0648051	2,000	K0985201	2,000	K1372955	2,000	K1721739	2,000
K031319A	2,000	K0650609	2,000	K0986410	2,000	K1377779	2,000	K1722514	2,000
K0316393	2,000	K0651346	2,000	K0989622	2,000	K1378031	2,000	K1725084	2,000
K0321087	2,000	K0656178	2,000	K0991287	2,000	K1379216	2,000	K1725424	2,000
K0332844	2,000	K0656461	2,000	K0992763	2,000	K1381490	2,000	K1727818	2,000
K034172A	2,000	K0662844	2,000	K0996599	2,000	K1382543	2,000	K1731416	2,000
K0345415	2,000	K0667323	2,000	K0998001	2,000	K1385674	2,000	K1731475	2,000
K0345997	2,000	K0668281	2,000	K1005561	2,000	K1391178	2,000	K1735675	2,000
K0358525	2,000	K067141A	2,000	K1012592	2,000	K1400444	2,000	K173640A	2,000
K0362484	2,000	K0673501	2,000	K1013572	2,000	K1400649	2,000	K1740326	2,000
K0362654	2,000	K0674346	2,000	K101384A	2,000	K1403885	2,000	K1753312	2,000
K0363707	2,000	K0678899	2,000	K1016261	2,000	K1404318	2,000	K1754505	4,000
K0364061	2,000	K068368A	2,000	K101806A	2,000	K1406248	2,000	K1756575	2,000
K0364908	2,000	K0684805	2,000	K1036947	2,000	K1406787	2,000	K1758535	2,000
K0364991	2,000	K0691119		K1041592	2,000	K140783A	2,000	K1764942	2,000
K0365696	2,000	K0048739	2,000	K1050761	2,000	K1412426	2,000	K1767933	2,000
K0366307	2,000	K0693650	2,000	K1058711	2,000	K1413104	2,000	K178062A	4,000
K0370975	2,000	K0695718	2,000	K1061917	2,000	K1419048	2,000	K1793659	2,000
K0371076	2,000	K0697745	2,000	K106391A	2,000	K1424629	2,000	K1811479	2,000
K0371831	2,000	K0704415	2,000	K106973A	2,000	K1425900	2,000	K181253A	2,000
K0372005	4,000	K0705438	2,000	K1071645	2,000	K1428292	2,000	K1820397	2,000
K0372161	2,000	K0705853	2,000	K1077546	2,000	K1435744	2,000	K1837206	2,000
K0378054	2,000	K0707856	2,000	K108559A	2,000	K1438972	2,000	K1838970	2,000
K0378313	2,000	K0717622	2,000	K1089110	2,000	K1440918	2,000	K1843354	2,000
K037833A	2,000	K0718092	2,000	K1089927	2,000	K1444182	2,000	K1852485	2,000
K0380105	2,000	K0722510	2,000	K1090321	2,000	K1445146	2,000	K1853465	2,000
K0384720	2,000	K0723916	2,000	K1098349	2,000	K1447904	2,000	K1854348	2,000
K0387339	2,000	K0725323	2,000	K1098640	2,000	K1449893	2,000	K1855468	2,000
K0391603	2,000	K072632A	2,000	K1100076	2,000	K1462032	2,000	K1861352	2,000
K0396184	2,000	K0726346	2,000	K110411A	2,000	K1468243	4,000	K1862650	4,000
K0396516	2,000	K0726966	4,000	K1106325	2,000	K1469339	2,000	K186503A	2,000
K0403695	2,000	K0728799	2,000	K1114417	2,000	K1470205	2,000	K1867997	2,000
K0404543	2,000	K0728837	2,000	K1114786	4,000	K1470981	2,000	K1875590	2,000
K0407275	2,000	K0731161	2,000	K1115219	4,000	K1472046	2,000	K188333A	2,000
K0414573	2,000	K0732362	2,000	K1116967	2,000	K1477587	2,000	K1885243	2,000
K042000A	2,000	K0741205	2,000	K1124323	2,000	K1477749	2,000	K1885529	4,000
K0436275	2,000	K074168A	2,000	K1125982	2,000	K1481665	2,000	K1885812	2,000
K0437735	2,000	K0742635	2,000	K1126512	2,000	K1482661	2,000	K1889907	2,000
K0439754	2,000	K0746347	2,000	K1126687	2,000	K148365A	2,000	K1896792	2,000
K0440183	2,000	K0749338	2,000	K1128787	2,000	K1485814	2,000	K1898825	2,000
K0440515	2,000	K0753165	2,000	K1129554	2,000	K1488651	2,000	K1900137	2,000
K0443700	4,000	K0758477	2,000	K1132164	2,000	K149130A	2,000	K1901591	2,000
K0449180	4,000	K076809A	2,000	K1132245	2,000	K1491911	2,000	K1904620	2,000
K0454095	2,000	K0768596	2,000	K1134523	2,000	K1494376	2,000	K1905740	2,000
K0459690	4,000	K0769312	2,000	K1135503	2,000	K1496573	2,000	K1921924	2,000
K0462136	2,000	K0773492	2,000	K1135775	4,000	K1501135	2,000	K1925091	4,000
K0462691	2,000	K0773514	2,000	K1136690	2,000	K1502107	2,000	K1927469	2,000
K046497A	6,000	K0773891	2,000	K1136968	2,000	K1511882	2,000	K192754A	2,000
K0466085	2,000	K0779822	2,000	K1141848	2,000	K1514768	2,000	K1930451	2,000
K0466565	2,000	K0784966	2,000	K1153021	2,000	K1514903	2,000	K1936352	2,000
K0468134	10,000	K0785679	2,000	K1164880	2,000	K1522949	2,000	K1941763	2,000
K0468746	2,000	K0786861	2,000	K1167502	2,000	K1524534	2,000	K1945890	2,000
K0469297	2,000	K0787329	2,000	K1172549		K1530887	2,000	K1948776	2,000
K0470384	2,000	K0792586	2,000	E9968869	2,000	K1531549	2,000	K1951998	2,000
K0471135	2,000	K0795631	2,000	K1173723	2,000	K1534718	2,000	K1961861	2,000
K0472581	2,000	K0798533	2,000	K1176412	2,000	K1534726	2,000	K1964844	2,000
K0479152	2,000	K0799424	2,000	K1185721	4,000	K1538802	2,000	K1967878	4,000
K0479527	2,000	K0801429	2,000	K1188143	2,000	K1539485	2,000	K1971719	2,000
K0484687	2,000	K0801453	2,000	K1202758	2,000	K1547135	2,000	K1972766	2,000
K0488348	2,000	K0808792	2,000	K120355A	2,000	K1549286	2,000	K1973673	2,000
K0492566	2,000	K0814806	2,000	K1210084	2,000	K1550977	2,000	K1976230	2,000
K0493422	2,000	K0816841	2,000	K1219111	2,000	K1554204	2,000	K1979248	2,000
K0494992	2,000	K0819026	2,000	K1223240	2,000	K1556436	2,000	K1981757	2,000
K0498408	2,000	K0821950	2,000	K1224948	2,000	K155896A	2,000	K1991264	2,000
K0500763	2,000	K083873A	2,000	K1225502	2,000	K1559206	2,000	K1992023	2,000
K0500895	2,000	K0840777	4,000	K1228692	2,000	K1563319	2,000	K1994158	2,000
K0501565	2,000	K0840831	2,000	K1238078	10,000	K1563378	2,000	K1995928	2,000
K0501808	2,000	K0841730	2,000	K1238868	2,000	K1567578	2,000	K2000083	2,000
K0502782	8,000	K0855987	2,000	K1245694	2,000	K157034A	2,000	K2004658	2,000
K0505455	2,000	K0858609	2,000	K1247204	2,000	K1582372	2,000	K2005484	2,000
K0506605	2,000	K0865648	2,000	K1249266	2,000	K1582682	2,000	K2007002	2,000
K0508004	2,000	K0869457	2,000	K1249738	2,000	K1585347	2,000	K2012464	2,000
K0509523	2,000	K0870722	2,000	K1250655	8,000	K1586491	2,000	K2012782	2,000
K0513733	2,000	K0871095	2,000	K1255002	2,000	K1586831	2,000	K2016419	2,000
K0517054	2,000	K0873020	2,000	K125541A	2,000	K1593587	2,000	K2017644	4,000
K0521795	2,000	K0873330	2,000	K1256653	2,000	K1593838	2,000	K2017989	2,000
K0525553	2,000	K0874604	2,000	K125703A	4,000	K1596527	2,000	K2021277	2,000
K0526053	2,000	K0877247	2,000	K1262327	2,000	K1606018	2,000	K2024578	2,000
K0526592	2,000	K0877786	2,000	K1264621	4,000	K1606557	2,000	K203008A	2,000
K0533467	2,000	K0878308	2,000	K1272268	2,000	K1609955	2,000	K203123A	2,000
K0533653	2,000	K0878529	2,000	K1275275	2,000	K1610600	4,000	K2032961	2,000
K0535214	2,000	K0886319	2,000	K127676A	2,000	K1611860	2,000	K2034042	2,000
K0540161	2,000	K089477A	2,000	K1276832	2,000	K1612573	2,000	K2034239	2,000
K0540188	2,000	K0897450	2,000	K1281046	2,000	K1614096	2,000	K2036258	2,000
K0547131	2,000	K0901164	2,000	K1281976	2,000	K1616919	2,000	K204398A	2,000
K0559741	2,000	K0901229	2,000	K1285920	2,000	K1619829	2,000	K2044935	2,000
K0561290	2,000	K0902187	2,000	K1285955	2,000	K1622102	2,000	K2053047	2,000
K0573205	2,000	K0902594	2,000	K1287478	2,000	K1622161	2,000	K2060558	2,000
K0585491	2,000	K0912751	2,000	K1293931	2,000	K1628577	2,000	K2060949	2,000
K0588040	4,000	K0917796	4,000	K1304968	2,000	K1637142	2,000	K2064634	2,000
K0588156	2,000	K0918369	2,000	K1306103	2,000	K1637304	2,000	K2071487	2,000
K0588768	2,000	K0921521	2,000	K1307908	2,000	K1637401	2,000	K2073962	2,000
K0588954	4,000	K0923915	2,000	K1311298	2,000	K163979A	2,000	K2080214	4,000
K0589225	2,000	K0927406	2,000	K1312332	2,000	K1644394	2,000	K208077A	2,000
K0604968	2,000	K0929565	2,000	K1317865	2,000	K164937A	2,000	K2082608	2,000
K0608068	4,000	K0929662	2,000	K1318179	2,000	K165148A	2,000	K2085682	2,000
K0614955	2,000	K0935050	2,000	K132599A	2,000	K1654063	2,000	K2087154	2,000
K0615501	2,000	K0935271	2,000	K1326058	2,000	K1655035	2,000	K2087219	2,000
K0620858	2,000	K0940399	2,000	K1327879	2,000	K1657763	2,000	K208791A	2,000
K0626597	2,000	K0941727	2,000	K133266A	2,000	K1661140	2,000	K209164A	2,000
K0628174	2,000	K0946990	4,000	K1332961	2,000	K1662864	2,000	K2092352	2,000
K0628204	2,000	K0947601	2,000	K1333992	2,000	K1665502	2,000	K2093995	2,000
K0630284	2,000	K0950599	4,000	K1335898	2,000	K1666487	2,000	K2099543	2,000
K0631264	2,000	K095084A	2,000	K1338129	2,000	K1670867	2,000	K2103079	2,000
K0634743	2,000	K0955094	2,000	K134003A	2,000	K1673335	2,000	K2117568	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
K2117827	2,000	K250944A	2,000	K2834928	2,000	K3236323	2,000	K3593754	2,000
K2118467	2,000	K2509555	2,000	K2835835	2,000	K3245640	2,000	K3596702	2,000
K2119048	2,000	K2511401	2,000	K2846330	2,000	K3255204	2,000	K3598497	2,000
K2119765	2,000	K2515342	2,000	K2851555	2,000	K3256243	2,000	K359890A	2,000
K2121158	2,000	K2515644	2,000	K2852128	2,000	K3257312	2,000	K3601781	2,000
K2126109	2,000	K2520737	2,000	K2854708	2,000	K3259757	2,000	K3603784	2,000
K2128675	2,000	K2523582	2,000	K285967A	2,000	K3261670	2,000	K3608247	2,000
K212999A	2,000	K2529084	2,000	K286861A	2,000	K3262421	2,000	K3612244	2,000
K2136325	2,000	K2531658	2,000	K2877139	2,000	K3267504	2,000	K3615847	2,000
K2140969	2,000	K2532190	2,000	K2877694	2,000	K3267697	2,000	K361932A	4,000
K2154862	2,000	K2533464	2,000	K2884097	2,000	K3269825	2,000	K3619338	2,000
K2157284	2,000	K2534118	2,000	K2889404	2,000	K3271145	2,000	K3619672	2,000
K2159147	2,000	K2538423	2,000	K289212A	2,000	K3273806	2,000	K3625486	2,000
K2159716	2,000	K2538520	2,000	K2893681	2,000	K327571A	2,000	K3639401	2,000
K2159856	2,000	K2544946	2,000	K2894262	2,000	K3275876	2,000	K3654184	2,000
K2159899	2,000	K2546221	4,000	K2895161	2,000	K3280632	2,000	K3656632	2,000
K2167123	2,000	K2554453	2,000	K2896222	2,000	K3280640	2,000	K3658988	2,000
K217071A	2,000	K2558319	2,000	K2898462	2,000	K3280985	2,000	K3661377	2,000
K2182467	2,000	K2558475	2,000	K2901889	2,000	K3284425	2,000	K366631A	2,000
K2189925	6,000	K2559277	2,000	K2903377	2,000	K3287947	2,000	K3667677	2,000
K2192055	2,000	K2562669	2,000	K2907771	2,000	K3289109	2,000	K3671399	2,000
K2197081	2,000	K2570661	2,000	K2917173	2,000	K3289397	2,000	K3672239	2,000
K2197669	2,000	K2571188	2,000	K2917416	2,000	K3289435	2,000	K367696A	2,000
K2200937	2,000	K2575175	2,000	K2925990	2,000	K3293505	2,000	K3683044	2,000
K2202891	2,000	K2576147	2,000	K2934337	2,000	K3301508	2,000	K3683281	2,000
K220715A	2,000	K2581531	2,000	K2943956	2,000	K3304752	2,000	K370257A	2,000
K2209926	2,000	K2586312	2,000	K2946076	2,000	K3305848	2,000	K3704904	2,000
K2215780	2,000	K2587858	2,000	K2952742	2,000	K3308677	2,000	K3709264	2,000
K2216930	2,000	K2588986	2,000	K2954451	2,000	K3310051	2,000	K371165A	2,000
K2218216	2,000	K2589745	2,000	K2958112	2,000	K3323269	2,000	K3714039	2,000
K222027A	2,000	K2594676	2,000	K2958252	2,000	K3336352	2,000	K3714152	2,000
K2233754	2,000	K2595621	2,000	K2960184	2,000	K3339688	2,000	K3727424	2,000
K2239027	2,000	K2598981	2,000	K2960508	2,000	K3354024	2,000	K372977A	2,000
K224019A	2,000	K2601311	2,000	K2961598	2,000	K3356833	2,000	K3732215	2,000
K2240319		K2602768	2,000	K2974304	2,000	K3357430	2,000	K3733211	2,000
C6194107	2,000	K2602989	2,000	K298251A	2,000	K3358321	4,000	K3733610	2,000
K2253917	2,000	K2603624	2,000	K2986485	2,000	K3364984	2,000	K3733955	2,000
K2254301	2,000	K2612941	2,000	K2988364	2,000	K3371867	2,000	K3738647	2,000
K2254530	2,000	K2615738	2,000	K298847A	2,000	K3372561	2,000	K3738949	2,000
K2254956	2,000	K261720A	2,000	K2999277	2,000	K3375854	2,000	K3743292	2,000
K225526A	2,000	K2618281	2,000	K300032A	2,000	K3377229	1,000	K3745740	2,000
K2267535	4,000	K261992A	2,000	K3007235	2,000	K3377253	2,000	K3752267	2,000
K2268620	2,000	K2620340	2,000	K3010325	4,000	K3381331	2,000	K3756149	2,000
K2269864	2,000	K2624370	2,000	K3013626	2,000	K338165A	2,000	K3766934	2,000
K2270129	2,000	K262771A	2,000	K3021556	2,000	K3381927	2,000	K3776999	2,000
K2277980	2,000	K2640759	2,000	K3026922	2,000	K338201A	2,000	K3786978	2,000
K2294710	2,000	K2651068	2,000	K3029441	2,000	K3388050	4,000	K379122A	2,000
K2305356	2,000	K2660431	2,000	K3031802	2,000	K3388379	2,000	K3796574	4,000
K2311755	2,000	K2664259	2,000	K3035131	2,000	K3389391	2,000	K3799956	4,000
K2313626	2,000	K2671107	2,000	K3037274	2,000	K3391167	2,000	K3807118	2,000
K2323958	2,000	K2672138	2,000	K3040178	2,000	K340174A	2,000	K3807142	2,000
K2325071	2,000	K2675250	2,000	K3042014	2,000	K3401766	2,000	K3813789	2,000
K2328550	2,000	K2676281	2,000	K3042464	2,000	K3404730	2,000	K3821129	2,000
K2329794	2,000	K268926A	2,000	K3054977	2,000	K3407292	2,000	K3822583	2,000
K2333619	2,000	K2691566	2,000	K3055485	2,000	K3412903	2,000	K3824586	2,000
K2335085	2,000	K2691868	2,000	K3057976	2,000	K3418065	2,000	K3828298	2,000
K2336006	2,000	K2694336	2,000	K3058379	2,000	K3446719	2,000	K3829308	2,000
K2347024	2,000	K2694794	2,000	K3063607	2,000	K3447375	2,000	K3832503	2,000
K2347598	2,000	K269607A	2,000	K3068978	2,000	K3454614	2,000	K3838668	2,000
K2349892	2,000	K269834A	2,000	K3072428	2,000	K346430A	2,000	K3842959	2,000
K2355469	2,000	K2699761		K3073319	2,000	K3470539	2,000	K3852814	2,000
K2361159	2,000	K4779053	4,000	K3076849	2,000	K3480674	2,000	K3853535	2,000
K2361973	2,000	K270098C	2,000	K3078868	2,000	K3481905	2,000	K3853608	2,000
K2363666	2,000	K2704285	2,000	K3079287	2,000	K348789A	2,000	K3855279	2,000
K2377152	2,000	K2704404	2,000	K3083322	2,000	K3489531	2,000	K3862836	2,000
K2379562	2,000	K2705613	2,000	K3086666	2,000	K3489582	2,000	K386488A	2,000
K238244A	2,000	K2710722	2,000	K3088103	2,000	K3495639	2,000	K3865355	2,000
K2387824	2,000	K2711567	2,000	K3093883	2,000	K3502031	2,000	K3868133	8,000
K2388294	2,000	K271258A	2,000	K309443A	2,000	K3504220	2,000	K3873293	2,000
K2388472	2,000	K2715716	2,000	K3100421	2,000	K3506304	2,000	K3882446	2,000
K2391198	2,000	K2722429	4,000	K3102785	2,000	K3507025	2,000	K3884732	2,000
K2397374	2,000	K2722526	2,000	K3106764	2,000	K3509079	2,000	K3886778	2,000
K2398532	2,000	K272894A	2,000	K3106918	2,000	K3509583	2,000	K3887081	2,000
K2399105	2,000	K2733323	2,000	K310947A	2,000	K3513041	2,000	K3901106	2,000
K240723A	2,000	K2735172	2,000	K3124029	2,000	K3513831	2,000	K3901173	2,000
K2407671	2,000	K2735881	2,000	K3137813	4,000	K351465A	2,000	K3905683	2,000
K2427036	2,000	K2736748	6,000	K3145522	2,000	K3516318	2,000	K3906132	2,000
K2429195	2,000	K2740192	2,000	K3146456	2,000	K3517314	2,000	K3909700	2,000
K2433362	2,000	K2740338	2,000	K3148793	2,000	K3520439	2,000	K3912264	2,000
K2438674	2,000	K2740516	2,000	K3151190	2,000	K3523438	2,000	K3922634	2,000
K2441586	1,000	K2741156	2,000	K3151271	2,000	K3533042	2,000	K3927229	2,000
K2442698	2,000	K274760A	2,000	K315632A	2,000	K353328A	2,000	K392727A	2,000
K2449331	2,000	K2750104	2,000	K3165272	2,000	K3533719	2,000	K392758A	2,000
K2451565	1,000	K275536A	2,000	K3178382	2,000	K3535630	2,000	K3937275	2,000
K2457237	2,000	K2757095	2,000	K318112A	2,000	K3536629	2,000	K3938549	2,000
K2458861	1,000	K275908A	2,000	K3182657	4,000	K3536653	2,000	K3938611	2,000
K2460343	2,000	K2761343	2,000	K3182991	2,000	K3537811	2,000	K393912A	2,000
K2466376	2,000	K2766817	2,000	K3184323	2,000	K3538044	2,000	K3940659	2,000
K2469375	2,000	K2774046	2,000	K3185648	2,000	K3544478	2,000	K3944158	2,000
K2471124	2,000	K2776847	2,000	K3187802	2,000	K3552128	2,000	K394705A	2,000
K2471620	2,000	K2778602	2,000	K3194515	2,000	K3554341	2,000	K3948003	2,000
K2474662	2,000	K2779250	2,000	K3199754	4,000	K3554678	2,000	K3948625	2,000
K2476150	2,000	K2781670	2,000	K3201082	2,000	K3556239	2,000	K3953122	2,000
K2478870	2,000	K2788403	2,000	K3201643	2,000	K3560589	2,000	K3961230	2,000
K2482592	2,000	K278940A	2,000	K3202909	2,000	K3573486	2,000	K3964019	2,000
K2483645	2,000	K2790866	2,000	K3203034	2,000	K3574431	2,000	K3966313	2,000
K2484196	2,000	K2791560	2,000	K3203417	2,000	K3577236	2,000	K396843A	2,000
K2485621	2,000	K2801221	2,000	K3209466	2,000	K3583104	2,000	K3971481	2,000
K249678A	2,000	K2817411	2,000	K3217671	2,000	K3584356	2,000	K397231	2,000
K249941A	2,000	K282616A	2,000	K321978A	2,000	K3585581	2,000	K3973824	2,000
K2505320	2,000	K2832992	2,000	K3231801	2,000	K3590216	2,000	K3980901	2,000
K2508273	2,000	K2833379	2,000	K3234096	2,000	K3590798	2,000	K3985938	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
K3989135	2,000	K433888A	2,000	K4748263	2,000	K5189438	2,000	K5540410	2,000
K399287A	2,000	K434037A	2,000	K4751620	2,000	K5189462	2,000	K5543843	2,000
K3993051	2,000	K4341597	2,000	K4752244	2,000	K5192242	2,000	K5554136	2,000
K3993116	2,000	K4349873	2,000	K4758730	2,000	K5194822	2,000	K5554381	2,000
K4003578	2,000	K4363507	2,000	K4758978	2,000	K5197392	2,000	K5559502	2,000
K4008790	2,000	K4365410	2,000	K4761847	2,000	K5199425	4,000	K5559766	2,000
K4021584	2,000	K4366107	2,000	K4762444	2,000	K5202590	2,000	K5565502	2,000
K4029135	2,000	K4377060	2,000	K4771583	2,000	K5205352	2,000	K5570867	2,000
K4034260	2,000	K4378458	2,000	K4776348	2,000	K5210313	2,000	K5572673	2,000
K4037685	2,000	K4383133	2,000	K4787536	2,000	K5211824	2,000	K5572894	12,000
K4038754	2,000	K4389603	2,000	K4793870	2,000	K5213584	4,000	K5575214	2,000
K4043650	2,000	K4390849	2,000	K4805364	2,000	K5213983	2,000	K5577705	2,000
K4053532	2,000	K4401506	2,000	K4808002	2,000	K5217474	2,000	K5580528	2,000
K4054350	2,000	K4414543	2,000	K4808355	2,000	K5217946	2,000	K5581389	4,000
K4058232	2,000	K4418034	2,000	K4809262	2,000	K5218942	2,000	K5595665	2,000
K4058526	2,000	K4418859	2,000	K4811453	2,000	K5220114	2,000	K5599660	2,000
K4066375	6,000	K4430123	2,000	K4812360	2,000	K5224195	2,000	K5600812	2,000
K4067509	2,000	K4431723	2,000	K4817737	2,000	K5224616	2,000	K5604893	4,000
K4068173	2,000	K4435834	2,000	K481924	4,000	K5225108	2,000	K5605938	2,000
K4070313	2,000	K4437764	2,000	K4824865	2,000	K5227607	2,000	K5610036	2,000
K407145A	2,000	K4460839	2,000	K4825721	2,000	K5228301	2,000	K561273A	2,000
K4078144	2,000	K4477073	2,000	K4832051	2,000	K5228417	2,000	K5617529	2,000
K4082427	2,000	K4482115	2,000	K4834992	2,000	K5229367	2,000	K5619432	2,000
K4087585	2,000	K4485068	2,000	K4838726	2,000	K523087A	2,000	K5620864	2,000
K4092392	2,000	K4485718	2,000	K4847903	2,000	K5232767	2,000	K5621623	2,000
K4093399	2,000	K4487060	2,000	K4848284	2,000	K5234395	2,000	K562553A	2,000
K4093429	2,000	K4501365		K4849671	2,000	K5239230	2,000	K5628032	2,000
K4095650	2,000	D4690169	4,000	K485148A	2,000	K5245435	2,000	K5634393	2,000
K4098013	2,000	K4504070	2,000	K4854063	2,000	K5251222	2,000	K5641640	2,000
K4098668	4,000	K4509838	2,000	K4857208	2,000	K525681A	2,000	K5642515	2,000
K4101596	2,000	K4509978	2,000	K4860489	2,000	K5256895	2,000	K5644011	2,000
K4105133	2,000	K4518020	2,000	K4866568	4,000	K5273757	2,000	K5647177	2,000
K4107101	2,000	K4519612	2,000	K486753A	2,000	K5276314	2,000	K5650003	2,000
K4107713	2,000	K4519744	2,000	K4870247	2,000	K5278457	2,000	K5653363	2,000
K4109198	2,000	K4521315	6,000	K4877128	2,000	K5282195	2,000	K5654246	2,000
K4109252	2,000	K4524241	2,000	K4878019	2,000	K5282829	2,000	K5668492	2,000
K4112474	6,000	K4525639	2,000	K488082A	2,000	K5285712	2,000	K5668921	2,000
K4119282	2,000	K4530500	2,000	K4882407	2,000	K5288002	2,000	K5675952	2,000
K4126289	2,000	K4532279	2,000	K4885686	12,000	K5290511	2,000	K567994A	2,000
K412992A	2,000	K4536916	2,000	K4891856	2,000	K5296285	6,000	K5682460	2,000
K4135032	2,000	K4542258	2,000	K4894448	2,000	K5304466	2,000	K5682487	2,000
K4150201	2,000	K4547934	2,000	K4905350	2,000	K5305098	2,000	K5682843	2,000
K4150902	2,000	K454899A	2,000	K4911431	2,000	K530847A	2,000	K5690080	2,000
K415097A	2,000	K4550994		K4913108	2,000	K531657A	2,000	K5702992	2,000
K415634A	2,000	C6490237	2,000	K4916611	2,000	K5320127	2,000	K5705096	2,000
K4156536	4,000	K4553039	2,000	K4916611	2,000	K5326958	2,000	K5706033	2,000
K4157060	2,000	K455423A	2,000	K4919335	2,000	K5327776	2,000	K5711096	2,000
K4163117	2,000	K4554728	2,000	K4921550	2,000	K5331269	2,000	K5711940	2,000
K4166833	2,000	K455633A	2,000	K4930274	2,000	K5333938	2,000	K5715628	2,000
K4169352	2,000	K4556666	2,000	K4935195	2,000	K533909A	2,000	K5716349	2,000
K4182510	2,000	K4565177	2,000	K4935969	2,000	K5339391	2,000	K5724325	2,000
K4186168	2,000	K4567676	2,000	K4936825	2,000	K5342694	2,000	K5726727	2,000
K4195701	2,000	K4573927	2,000	K4937767	2,000	K5347270	2,000	K5728878	2,000
K4199812	2,000	K4574354	2,000	K4946901	2,000	K5351081	2,000	K5730198	4,000
K4202465	2,000	K4574583	2,000	K4955153	2,000	K5352436	2,000	K5731534	2,000
K4202635	2,000	K458273A	2,000	K4956613	2,000	K5356962	4,000	K5733758	10,000
K4205278	2,000	K458421A	2,000	K4957571	2,000	K5361265	2,000	K5738970	2,000
K4207475	2,000	K4590090	2,000	K4958144	2,000	K5364736	2,000	K5739209	2,000
K421367A	2,000	K4596382	2,000	K4960785	2,000	K5367026	2,000	K5742404	2,000
K4214579	2,000	K4599896	2,000	K496201A	2,000	K5378559	2,000	K574606A	2,000
K4214781	2,000	K4601521	2,000	K4971507	2,000	K5380464	2,000	K5746272	2,000
K4226178	2,000	K4602609	2,000	K4971531	2,000	K5381789	2,000	K574640A	2,000
K4234464	2,000	K4603427	2,000	K498868A	2,000	K5382327	2,000	K575383A	2,000
K4235827	2,000	K4605861	2,000	K498871A	2,000	K5392306	2,000	K5754496	2,000
K4249429	2,000	K460590A	2,000	K4990110	2,000	K5395429	2,000	K5754518	2,000
K4251458	2,000	K4614933	4,000	K4991907	2,000	K5398711	2,000	K5756022	2,000
K4252349	2,000	K4617452	2,000	K4993276	2,000	K5409373	2,000	K5756243	2,000
K4252454	2,000	K461917A	2,000	K4999797	2,000	K5417317	2,000	K5759862	2,000
K425256A	2,000	K4621387	2,000	K5012392	2,000	K5417910	2,000	K5761360	2,000
K4260074	2,000	K4624297	2,000	K5020816	4,000	K5420504	2,000	K576873A	2,000
K4260384	2,000	K4629841	2,000	K502529A	2,000	K5420784	2,000	K5778751	2,000
K4265424	2,000	K4633512	4,000	K5039959	2,000	K5428203	2,000	K5781469	2,000
K426827A	2,000	K4634489	2,000	K5042631	4,000	K5433673	2,000	K5783402	2,000
K4269217	2,000	K4641337	2,000	K5043026	2,000	K5434300	2,000	K5788668	2,000
K4269357	2,000	K4642422	2,000	K5048508	2,000	K5435110	2,000	K5795346	2,000
K4269977	2,000	K4643348	2,000	K505124A	2,000	K5441978	2,000	K5803850	2,000
K4275101	2,000	K4650131	2,000	K5060788	2,000	K5442680	2,000	K5815754	2,000
K4279247	2,000	K4652339	2,000	K5063108	2,000	K5442990	2,000	K5821134	2,000
K427939A	2,000	K4653548	2,000	K5065372	2,000	K5457599	2,000	K5827000	2,000
K4282175	2,000	K4653653	2,000	K5066247	2,000	K5464692	2,000	K5827035	2,000
K4289196	2,000	K4654382	2,000	K5066964	2,000	K5474507	2,000	K5828341	2,000
K4289862	2,000	K4657926	2,000	K5069947	2,000	K5476496	2,000	K5830745	2,000
K4291247	2,000	K4660331	2,000	K5086574	2,000	K5478421	2,000	K5834465	2,000
K4295307	2,000	K4669347	2,000	K5089212	2,000	K5479142	2,000	K5839971	2,000
K4295439	2,000	K4679075	2,000	K5089700	4,000	K548037A	2,000	K5844169	2,000
K4303210	2,000	K4683692	2,000	K5091772	2,000	K5488567	2,000	K5845041	2,000
K4306236	2,000	K4689739	2,000	K5091926	2,000	K5491134	2,000	K5852730	2,000
K4307331	2,000	K4690265	2,000	K5097371	2,000	K5499771	2,000	K585878A	2,000
K430943A	2,000	K4695925	2,000	K5107415	2,000	K5503531	2,000	K5866073	2,000
K4311760	2,000	K4702980	2,000	K5113261	2,000	K550774A	2,000	K5866553	2,000
K4314093	2,000	K4705912	2,000	K5120926	2,000	K5507987	4,000	K586786A	2,000
K4315626	2,000	K4710282	2,000	K5130204	2,000	K5512557	4,000	K5871042	2,000
K4316665	2,000	K4715462	2,000	K5143810	2,000	K5515076	2,000	K587274A	2,000
K4320425	2,000	K4716450	2,000	K5145104	2,000	K5522773	2,000	K5885000	2,000
K4324692	2,000	K4724119	2,000	K5145872	2,000	K5523745	2,000	K5887429	2,000
K4329945	2,000	K4725042	2,000	K5150655	2,000	K5525713	2,000	K5889960	2,000
K432997A	4,000	K4725484	2,000	K5155150	2,000	K5527635	2,000	K5905354	2,000
K4331214	2,000	K4728947	2,000	K5163102	2,000	K5528062	2,000	K5905842	2,000
K4333330	2,000	K4729617	2,000	K5168147	2,000	K5531594	2,000	K590868A	2,000
K433521A	2,000	K4734807	2,000	K5187036	2,000	K5532396	2,000	K5911915	2,000
K4336291	2,000	K4740556	2,000	K518715A	2,000	K5532965	2,000	K5914019	2,000
K4336461	2,000	K4740629	2,000	K5188563	2,000	K5535220	2,000	K5916569	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
K5917638	2,000	K6308724	2,000	K6803938	2,000	K725962A	2,000	K7782314	2,000
K5919967	2,000	K6311288	2,000	K6807526	2,000	K7262973	2,000	K7787065	2,000
K592135A	2,000	K6341071	2,000	K6810934	2,000	K7267010	2,000	K7789165	2,000
K5927250	2,000	K634755A	2,000	K6821936	2,000	K7280823	2,000	K7794452	2,000
K5927277	2,000	K6352332	2,000	K6827365	2,000	K7286708	2,000	K7794614	2,000
K5927951	2,000	K636179A	10,000	K6832873	2,000	K7296053	2,000	K7796900	2,000
K5928982	2,000	K6363636	2,000	K6833918	2,000	K7301995	2,000	K7799624	2,000
K5931142	2,000	K6366007	2,000	K6841252	2,000	K7306822	2,000	K7808097	2,000
K5937108	2,000	K6372376	2,000	K6845371	2,000	K7313764	2,000	K7811691	2,000
K594581A	2,000	K6372724	2,000	K6845460	2,000	K7323689	2,000	K781836A	2,000
K5949874	2,000	K637459A	4,000	K6852025	2,000	K733642A	2,000	K7829930	2,000
K5954711	2,000	K6376038	2,000	K6852084	2,000	K7338643	2,000	K7839251	2,000
K5955181	2,000	K6378102	2,000	K6862209	2,000	K7345011	2,000	K7839952	2,000
K5960150	6,000	K6396909	2,000	K6862225	2,000	K734550A	2,000	K7852274	2,000
K5961122	2,000	K6400825	2,000	K6865119	2,000	K7347677	2,000	K7858833	2,000
K5966450	2,000	K6403573	2,000	K6865240	2,000	K7351941	2,000	K7871325	2,000
K5973473	2,000	K6407412	2,000	K6869386	2,000	K7361742	2,000	K7879822	2,000
K5973929	2,000	K6408737	2,000	K6876811	2,000	K7362374	2,000	K7886470	2,000
K5974666	2,000	K6419003	2,000	K687701A	2,000	K7363494	2,000	K7886810	2,000
K5976626	2,000	K6430015	2,000	K6881122	2,000	K7364768	2,000	K7893965	2,000
K5980887	2,000	K643200A	2,000	K6885144	2,000	K7365004	2,000	K7901275	2,000
K5986079	2,000	K643357A	2,000	K6897959	2,000	K7366396	2,000	K7908962	2,000
K599540A	2,000	K6433766	2,000	K690419A	2,000	K7370393	2,000	K7909152	2,000
K5997410	2,000	K6434193	2,000	K6906788	6,000	K7372051	2,000	K7920601	2,000
K6000908	2,000	K6442943	2,000	K6908527	2,000	K737660A	2,000	K7922132	2,000
K6005853	2,000	K644797A	2,000	K6908977	2,000	K7376987	2,000	K7925107	2,000
K6008917	2,000	K6449182	2,000	K6910033	2,000	K7378556	2,000	K7925115	2,000
K6012078	2,000	K6449786	2,000	K6913393	2,000	K7380445	2,000	K792660A	2,000
K6015239	2,000	K6450180	2,000	K691375A	2,000	K738808A	2,000	K7937814	2,000
K6017754	2,000	K6450229	2,000	K6919170	2,000	K7396007	2,000	K7944012	2,000
K6030270	2,000	K6457800	2,000	K6924360	4,000	K740073A	2,000	K7945884	2,000
K6036996	2,000	K6458343	2,000	K6933734	2,000	K7405871	2,000	K7948190	2,000
K6037747	2,000	K6468152	2,000	K6945155	2,000	K740770A	2,000	K7957602	2,000
K6039162	2,000	K6470947	2,000	K6946348	2,000	K7412606	2,000	K7958528	4,000
K6042023	2,000	K6476430	2,000	K6950329	2,000	K7423527	2,000	K7964021	2,000
K6049222	2,000	K648574A	2,000	K6957641	2,000	K7432038	2,000	K7969872	2,000
K6049567	2,000	K648591A	2,000	K696348A	2,000	K7432631	2,000	K7978596	2,000
K6053327	2,000	K6494285	2,000	K6976166	2,000	K7444001	2,000	K7987269	2,000
K6053904	2,000	K6494900	2,000	K6980929	2,000	K7446101	2,000	K799088A	2,000
K6056156	2,000	K6496180	2,000	K6981135	2,000	K7446152	2,000	K7991657	2,000
K6058299	2,000	K6496873	2,000	K6982816	2,000	K7446411	2,000	K7995954	2,000
K606227	2,000	K6497403	2,000	K6988628	2,000	K7458568	2,000	K8001669	2,000
K6062288	2,000	K6512801	2,000	K6991998	2,000	K7462131	2,000	K8008620	2,000
K6072364	2,000	K6521061	2,000	K6996213	2,000	K7464312	2,000	K8009716	2,000
K6074928	2,000	K6526969	2,000	K7002696	2,000	K7477546	2,000	K8010641	2,000
K6077773	2,000	K6530672	2,000	K7006276	2,000	K7485859	2,000	K8017735	2,000
K6081959	2,000	K6532845	2,000	K7006845	2,000	K7498551	2,000	K8022887	2,000
K6082114	2,000	K6540465	2,000	K7012675	2,000	K7506058	2,000	K8039690	2,000
K6086195	2,000	K6547966	2,000	K7013604	2,000	K7514573	2,000	K8039860	2,000
K6087051	2,000	K6551254	2,000	K7019890	2,000	K7516215	2,000	K803995A	2,000
K6098762	2,000	K6558488	2,000	K7026765	2,000	K7517726	2,000	K8043981	2,000
K6100007	2,000	K6567495	2,000	K7040636	2,000	K7522711	2,000	K8053189	2,000
K6103820	2,000	K6568831	2,000	K7040806	2,000	K753289A	2,000	K8055939	2,000
K6108121	2,000	K657081A	2,000	K7041357	2,000	K7546270	2,000	K8062811	2,000
K6110479	2,000	K6578535	2,000	K7047231	2,000	K7549830	2,000	K8065896	2,000
K6112579	2,000	K6580424	2,000	K7047800	2,000	K7554052	2,000	K807500A	2,000
K6114563	2,000	K6580521	2,000	K7054882	2,000	K7559917	2,000	K8077797	2,000
K6116256	2,000	K6584896	2,000	K7056206	2,000	K7560004	2,000	K8083886	2,000
K6118925	2,000	K6586872	2,000	K7057563	2,000	K7564368	2,000	K8101256	2,000
K6119344	2,000	K6596274	2,000	K7057741	2,000	K7566204	2,000	K8114633	2,000
K6122582	4,000	K6603963	2,000	K7068301	2,000	K7574487	2,000	K8114722	2,000
K6122639	2,000	K6604099	2,000	K7081642	2,000	K7582811	2,000	K8132909	2,000
K6124208	2,000	K6616038	2,000	K7084919	2,000	K7592612	2,000	K8133786	2,000
K6130240	2,000	K6616305	2,000	K7101643	2,000	K759349A	2,000	K8142432	2,000
K6131301	2,000	K662412A	2,000	K7102046	2,000	K7595263	2,000	K816455A	2,000
K6142052	2,000	K6625223	2,000	K7104537	2,000	K7607369	2,000	K8169330	2,000
K6142524	2,000	K6627064	2,000	K7107447	2,000	K7608268	2,000	K8169616	2,000
K6142745	2,000	K6631398	2,000	K7107765	2,000	K7610653	2,000	K8172315	2,000
K6143156	2,000	K663303A	2,000	K711429A	2,000	K7621264	2,000	K8173613	2,000
K615199A	2,000	K6638279	2,000	K7116306	2,000	K7628919	2,000	K8183902	2,000
K6154514	2,000	K6640230	2,000	K7120710	2,000	K7633106	2,000	K8184062	2,000
K6156231	2,000	K6647863	2,000	K7121040	2,000	K763773A	2,000	K8187312	2,000
K6158811	2,000	K6655181	2,000	K7126875	2,000	K7638035	2,000	K8187320	2,000
K6172881	2,000	K6658970	2,000	K7133537	2,000	K7638086	2,000	K819467A	2,000
K6178685	2,000	K6672167	2,000	K7134843	2,000	K7640129	2,000	K8200165	2,000
K6184766	2,000	K6674682	2,000	K713777A	2,000	K7642482	2,000	K8210705	2,000
K6191975	2,000	K6678424	2,000	K7141351	2,000	K7650078	2,000	K8215375	2,000
K6193692	2,000	K6686087	2,000	K7148674	2,000	K7663390	2,000	K8227888	2,000
K6195563	6,000	K6686176	2,000	K715464A	2,000	K7671458	2,000	K8236399	2,000
K6197825	2,000	K6686400	2,000	K715481A	2,000	K7674279	2,000	K8237352	2,000
K6201180	2,000	K6687628	2,000	K7156774	2,000	K7684061	2,000	K8237751	2,000
K6206107	2,000	K6688993	2,000	K7162278	2,000	K7686404	2,000	K8242763	2,000
K6206611	2,000	K6694616	2,000	K7166877	2,000	K7687591	2,000	K8245428	2,000
K6207871	2,000	K669571A	2,000	K7172230	2,000	K7712375	2,000	K8250499	2,000
K6226922	8,000	K6698972	2,000	K7183577	2,000	K7718020	2,000	K8260834	2,000
K6228666	2,000	K6705871	2,000	K7188773	2,000	K7720963	2,000	K8265208	2,000
K6233120	2,000	K6712991	2,000	K7195044	2,000	K7723563	2,000	K8276064	2,000
K6238580	2,000	K6713955	2,000	K720244A	14,000	K772523A	2,000	K8283753	2,000
K6240267	2,000	K6716369	2,000	K7216025	2,000	K7725701	4,000	K8286396	2,000
K6243681	2,000	K6716598	2,000	K722110A	2,000	K7730470	2,000	K8291233	2,000
K6244351	2,000	K6726666	2,000	K7222386	2,000	K7739583	2,000	K8294143	2,000
K6244920	2,000	K6732631	2,000	K7224206	2,000	K7740409	2,000	K8296006	2,000
K624615A	2,000	K6734278	2,000	K7233868	2,000	K7744277	2,000	K8298556	2,000
K6246494	2,000	K6743951	2,000	K723886A	2,000	K7751877	2,000	K8299374	2,000
K6265219	2,000	K6765858	2,000	K7241046	2,000	K7759800	2,000	K8299722	2,000
K626810	2,000	K6772366	2,000	K7242360	2,000	K7763670	2,000	K8299870	2,000
K6269613	2,000	K6773923	2,000	K7246501	2,000	K7765657	2,000	K830131A	2,000
K6273106	2,000	K678027A	2,000	K7250606	2,000	K777303A	2,000	K8302030	2,000
K6285481	2,000	K6781276	2,000	K7252439	2,000	K7773528	2,000	K8313369	2,000
K6292992	2,000	K6781764	2,000	K7256507	2,000	K7777108	2,000	K8313725	2,000
K6293395	2,000	K6790283	2,000	K7256825	2,000	K7779070	2,000	K8316112	2,000
K6306632	2,000	K679548A	2,000	K7258836	2,000	K777947A	2,000	K8324565	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
K8326681	2,000	K8769419	2,000	K921934A	2,000	K9662685	2,000	P041206A	6,000
K833059A	2,000	K8770468	2,000	K9222022	2,000	K9674039	2,000	P0413112	2,000
K8332525	8,000	K877188A	2,000	K9222529	2,000	K9695419	2,000	P0418319	2,000
K8332789	2,000	K8779570	2,000	K9229116	2,000	K970213A	2,000	P0429337	2,000
K833305A	2,000	K8779651	2,000	K9243356	2,000	K9708162	2,000	P0429531	4,000
K8335311	2,000	K8781710	2,000	K9262709	2,000	K9711678	2,000	P0431129	2,000
K8345333	2,000	K8782679	2,000	K9267085	2,000	K9713328	2,000	P0434519	4,000
K8346798	2,000	K8794499	4,000	K9272712	2,000	K9718052	2,000	P0438336	2,000
K8347522	2,000	K8799571	2,000	K9279547	2,000	K9726268	4,000	P0438417	2,000
K8349452	2,000	K8801932	2,000	K9286543	2,000	K9730095	2,000	P0453696	2,000
K8354073	2,000	K8806896	2,000	K9293868	4,000	K9734481	2,000	P045630A	2,000
K8359091	2,000	K8807280	2,000	K9305572	2,000	K9741046	2,000	P0458027	2,000
K8359156	2,000	K8807620	2,000	K931489A	2,000	K9748636	2,000	P0458361	4,000
K8360529	2,000	K8812756	2,000	K9316248	2,000	K9755055	2,000	P0463616	2,000
K8363978	2,000	K8821488	2,000	K9316310	2,000	K975928A	2,000	P0472402	2,000
K8367493	2,000	K8825327	2,000	K9321926	2,000	K9760644	4,000	P0473565	2,000
K8371377	2,000	K8829705	2,000	K9325328	2,000	K9768726	2,000	P0480871	2,000
K8376492	2,000	K8832552	2,000	K9334939	4,000	K9773894	2,000	P0495364	2,000
K8378266	2,000	K883296A	2,000	K9335021	2,000	K9775994	2,000	P0497030	2,000
K8390711	2,000	K8838976	2,000	K9340262	2,000	K9781064	2,000	P0497057	10,000
K8405395	2,000	K8842124	2,000	K9341471	2,000	K978340A	2,000	P0501143	2,000
K8405441	2,000	K8848777	2,000	K934392A	2,000	K9787445	2,000	P0509829	2,000
K8413738	2,000	K8854165	2,000	K9353712	2,000	K9790128	2,000	P0512056	2,000
K8418497	2,000	K8857717	2,000	K9354301	2,000	K9794174	2,000	P0517368	2,000
K8423288	2,000	K8858632	2,000	K9355952	2,000	K9820183	2,000	P0527096	2,000
K8423318	2,000	K8859469	2,000	K9356398	2,000	K9838260	2,000	P0531077	2,000
K8430683	2,000	K8862362	2,000	K9358625	2,000	K9841326	2,000	P0543814	2,000
K8431469	2,000	K8864810	2,000	K9360352	2,000	K9842071	2,000	P0544780	2,000
K8432805	2,000	K887347A	2,000	K9361731	2,000	K9864733	2,000	P0548980	2,000
K843803A	2,000	K8876541	2,000	K9368094	2,000	K9868844	2,000	P0549499	2,000
K8441758	2,000	K8878838	2,000	K9374825	2,000	K9881468	2,000	P0550489	2,000
K8444196	2,000	K8883971	2,000	K9375953	2,000	K9883320	2,000	P0553704	2,000
K8449791	2,000	K8892539	2,000	K9380701	2,000	K9886710	2,000	P0559184	2,000
K8451206	2,000	K890099A	2,000	K9382704	2,000	K9888063	2,000	P0563289	2,000
K8453500	2,000	K8902992	2,000	K9382976	2,000	K989313A	2,000	P0566989	12,000
K8454884	2,000	K8903433	2,000	K9383190	2,000	K9894691	2,000	P0569635	2,000
K8460604	2,000	K8903999	2,000	K9386114	2,000	K9897011	2,000	P0582097	2,000
K8463506	2,000	K8904855	2,000	K9389881	2,000	K990140A	2,000	P058474A	2,000
K8463689	2,000	K890488A	2,000	K9391436	2,000	K990378A	2,000	P0590871	2,000
K8465746	2,000	K8905479	2,000	K9392033	2,000	K9910514	2,000	P0594044	2,000
K8470421	2,000	K8906181	2,000	K9392521	2,000	K991157A	2,000	P0598848	2,000
K8475873	2,000	K8907242	2,000	K939527A	2,000	L0001921	2,000	P0607820	2,000
K8477922	2,000	K8911800	2,000	K9395849	2,000	L0031367	2,000	P0613359	2,000
K8478120	4,000	K8912092	2,000	K9407537	2,000	L0031987	2,000	P0622773	2,000
K8478651	2,000	K8919976	2,000	K9407685	2,000	L004261A	2,000	P062671A	4,000
K8481849	2,000	K8921016	2,000	K9410633	2,000	L0057293	2,000	P0634496	2,000
K8484503	2,000	K8927812	2,000	K9430873	2,000	L6190946	2,000	P0639811	2,000
K8485968	2,000	K8932190	2,000	K9434658	2,000	L6190947	2,000	P0644610	2,000
K8494584	2,000	K8932522	4,000	K9435840	2,000	LJ422179	2,000	P0665545	2,000
K8498113	2,000	K8933308	2,000	K9438661	2,000	LJ528569	2,000	P0674323	2,000
K8498520	2,000	K8940096	2,000	K943982A	2,000	M1142464	2,000	P0674617	2,000
K8499160	2,000	K8941483	2,000	K9441395	2,000	M2776488	2,000	P0697315	2,000
K8508526	2,000	K8953759	2,000	K9445293	2,000	M2910078	2,000	P0733966	2,000
K8516367	2,000	K8969213	2,000	K9446745	2,000	MJ903599	2,000	P0753592	2,000
K8523614	2,000	K8970637	2,000	K9449078	2,000	ML476617	2,000	P0788817	2,000
K8528489	2,000	K8972095	2,000	K9460993	2,000	P0018876	2,000	P0796232	2,000
K8528926	2,000	K8985081	2,000	K9462597	2,000	P0023357	2,000	P0796550	2,000
K8534616	2,000	K8991049	2,000	K9462643	2,000	P0028707	2,000	P0815849	2,000
K8534691	2,000	K8991650	2,000	K9466231	2,000	P0029444	2,000	P0832581	2,000
K8537003	2,000	K8992975	4,000	K9466495	2,000	P0038362	2,000	P083746A	2,000
K8539952	2,000	K8998345	2,000	K9468986	2,000	P0048198	2,000	P0871390	2,000
K8542082	2,000	K8999651	2,000	K9474277	2,000	P0048228	2,000	P0877038	2,000
K8547912	2,000	K9002987	2,000	K9481087	2,000	P0065637	2,000	P088414A	2,000
K8548420	2,000	K9007830	2,000	K9489584	2,000	P0067729	2,000	P0885960	2,000
K8556695	2,000	K9008209	2,000	K9507426	2,000	P0072633	2,000	P0895966	2,000
K8565619	4,000	K9020691	2,000	K9509429	2,000	P0100963	2,000	P0902393	2,000
K8573468	2,000	K9024565	2,000	K9519416	2,000	P0103237	2,000	P0924141	2,000
K8578478	2,000	K9028056	2,000	K9520619	2,000	P0105124	2,000	P0924885	2,000
K8578796	2,000	K9028455	2,000	K9522026	2,000	P0120549	2,000	P0925423	
K8579903	2,000	K90332223	2,000	K9524711	2,000	P0124552	2,000	R2807202	2,000
K8587639	2,000	K9035389	2,000	K9526005	2,000	P0127136	2,000	P0942441	2,000
K8588783	2,000	K9036105	2,000	K9531114	2,000	P0132652	2,000	P0954865	2,000
K85903	2,000	K9049223	2,000	K9532331	2,000	P0133942	2,000	P0955349	2,000
K8605289	2,000	K9050450	2,000	K9549544	2,000	P0134809	2,000	P0971190	2,000
K8606374	2,000	K9067477	2,000	K9552871	2,000	P0140264	2,000	P097145A	
K8606951	2,000	K9070729	2,000	K9552995	2,000	P0141090	2,000	K2054558	2,000
K8624364	2,000	K9072020	2,000	K9559523	2,000	P0153005	2,000	P0978101	2,000
K8629137	2,000	K9076948	2,000	K9561218	2,000	P0157779	2,000	P0983008	
K8647259	2,000	K9080465	2,000	K9568603	2,000	P0186450	2,000	110783252	2,000
K8648360	2,000	K9086293	2,000	K9573704	2,000	P0197827	2,000	P0986813	2,000
K8665982	2,000	K9097627	2,000	K9576584	2,000	P0214438	2,000	P0995022	2,000
K8666083	2,000	K9108688	2,000	K9577998	2,000	P0215906	2,000	P1011883	2,000
K866692A	2,000	K9109455	2,000	K9582193	2,000	P0241664	2,000	P101436A	2,000
K8679207	2,000	K9112022	2,000	K9584749	2,000	P0246453	2,000	P1022141	2,000
K8686947	2,000	K9115439	2,000	K9585370	2,000	P0247271	2,000	P1041081	2,000
K8688753	2,000	K9117644	2,000	K9589422	2,000	P0263404	2,000	P1047241	2,000
K8690421	2,000	K9124438	2,000	K9600175	2,000	P0271113	2,000	P105566A	2,000
K8693625	2,000	K9132139	2,000	K960541A	2,000	P0280902	4,000	P107138A	2,000
K8694818	2,000	K9144269	2,000	K9613811	2,000	P0284002	2,000	P1090643	2,000
K8696217	2,000	K9151508	2,000	K9620591	2,000	P0284916	2,000	P1100819	2,000
K8699119	2,000	K9162372	2,000	K9621695	2,000	P0286544	2,000	P1124165	2,000
K8714525	2,000	K9164855	2,000	K9622497	2,000	P0296175	2,000	P1134950	2,000
K8720746	2,000	K9171096	2,000	K9623639	2,000	P031257A	2,000	P1146126	2,000
K8722145	2,000	K9171533	2,000	K9631836	2,000	P032716A	2,000	P1150336	2,000
K8726051	4,000	K9171649	2,000	K9633944	2,000	P033705A	2,000	P1167506	2,000
K8726868		K9173072	2,000	K9638059	2,000	P0347683	2,000	P1181185	2,000
K6098959	2,000	K9175253	2,000	K9638490	2,000	P0348728	2,000	P1182998	2,000
K8743320	2,000	K9181172	2,000	K9649093	2,000	P0379623	2,000	P1183307	2,000
K8756856	2,000	K9197184	2,000	K9649298	2,000	P0396854	2,000	P1184818	2,000
K8757747	2,000	K9199225	2,000	K9650040	2,000	P0397680	2,000	P1186004	2,000
K8767106	2,000	K9209891	2,000	K9652736	2,000	P0398741	2,000	P1193426	2,000
K8768234	2,000	K9214224	2,000	K9661131	2,000	P0405616	2,000	P1204533	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
P1207869	2,000	P2181049	2,000	P313396A	4,000	P431495A	2,000	P561485A	2,000
P1208601	2,000	P2182037	2,000	P3148673	2,000	P4325307	2,000	P5622429	2,000
P1214555		P2208214	2,000	P3157141	2,000	P4328489	2,000	P5623395	2,000
H0079180	2,000	P2215873	2,000	P3186036	2,000	P4359147	2,000	P5632858	2,000
P1246848	2,000	P2216748	2,000	P3186052	2,000	P4393329	2,000	P5648479	2,000
P1255162	2,000	P2238776	2,000	P3186990	2,000	P4402751	2,000	P5657648	2,000
P1260166	2,000	P2243699	2,000	P3195477	2,000	P4423651	2,000	P5664105	2,000
P126093A	2,000	P2244644	2,000	P3195981	4,000	P4436443	4,000	P5671950	4,000
P1294214	2,000	P2261972		P3199421	2,000	P4439442	2,000	P5680755	2,000
P1318016	2,000	P8470484	12,000	P3201442	2,000	P4450217	2,000	P5681905	2,000
P1323745	2,000	P2272338	2,000	P3204077	2,000	P446692A	2,000	P5691366	2,000
P1333643	2,000	P2280136	2,000	P3205758	2,000	P4493404	2,000	P5695752	2,000
P1340860		P2290832	2,000	P3212037	2,000	P4497930	2,000	P5706134	2,000
P1341018	2,000	P2294552	2,000	P321482A	2,000	P4498473	2,000	P5708056	2,000
P1344122	2,000	P2297535	2,000	P3225783	2,000	P4509181	2,000	P5710018	2,000
P1344823	2,000	P2299481	2,000	P3230787	2,000	P4517303	2,000	P5728499	2,000
P1356562	2,000	P231006A	2,000	P3240499	2,000	P4517923	2,000	P5733794	2,000
P1368021	2,000	P2316920	2,000	P3256549	2,000	P4519152	2,000	P5741576	2,000
P1368218	2,000	P2328287	2,000	P3264126	2,000	P452346A	2,000	P5743099	2,000
P1376423	2,000	P2331016	2,000	P3284739	2,000	P4533686	2,000	P5754937	2,000
P1385627	2,000	P2334813	2,000	P3326237	2,000	P4550270	2,000	P5770940	2,000
P1386801	2,000	P2336255	2,000	P3326350	2,000	P4551633	2,000	P5796516	2,000
P1387913	2,000	P2338789	2,000	P3329872	2,000	P4555019	2,000	P582966A	2,000
P140740A	2,000	P2347931	2,000	P3335805	2,000	P4557879	4,000	P5834973	2,000
P1438925	2,000	P2350126	2,000	P3356330	2,000	P456302A	2,000	P5836224	2,000
P144061A	2,000	P2356574	4,000	P3378180	2,000	P4563186	2,000	P5845770	2,000
P1444615	2,000	P2364496	2,000	P3381661	2,000	P4619211	2,000	P5875327	2,000
P1487020	2,000	P2367096	2,000	P3404017	2,000	P462746A	4,000	P5877583	2,000
P1487225	2,000	P2369420	2,000	P3410912		P4647207	2,000	P5891004	2,000
P1488841	2,000	P2392937	2,000	P3291743	2,000	P4668360	2,000	P5909108	2,000
P1491354	2,000	P2396312	2,000	P3425197	2,000	P4671930	2,000	P5938884	2,000
P149227A	2,000	P2402142	2,000	P3446801	2,000	P467929A	2,000	P5948901	2,000
P1506963	2,000	P2409872	2,000	P3449258	2,000	P4684536	2,000	P5952399	2,000
P1516535	2,000	P2411206	2,000	P3468848	2,000	P4700922	2,000	P5963854	2,000
P1517868	2,000	P2413209	2,000	P347774A	2,000	P4709156	2,000	P5967175	2,000
P1520168	2,000	P243608A	2,000	P3495020	2,000	P4756669	2,000	P5968724	2,000
P1533383	2,000	P2439674	2,000	P3501934	2,000	P4759706	2,000	P5976352	2,000
P1539942	2,000	P2445615	2,000	P3516761	2,000	P4818885	2,000	P5988164	2,000
P1553813	2,000	P2460444	2,000	P3530802	2,000	P4835879	2,000	P6005598	2,000
P157585A	2,000	P2480364	2,000	P3540050	2,000	P4841003	2,000	P6014139	2,000
P1581701	2,000	P2496767	2,000	P3549783	2,000	P485315A	2,000	P602228A	2,000
P159059A	2,000	P2510654	2,000	P3594673	2,000	P4861713	2,000	P6045905	2,000
P1595761	2,000	P253409A	2,000	P3625056	2,000	P4866871	2,000	P605307A	2,000
P1603837	2,000	P2536130	2,000	P3638735	2,000	P486822A	2,000	P6053800	2,000
P1619253	2,000	P2539490	2,000	P3653718	2,000	P4871468	2,000	P6069456	2,000
P1632225	2,000	P2548570	16,000	P3677811	2,000	P4873495	2,000	P6101430	2,000
P1643162	2,000	P2559149	2,000	P3693949	2,000	P4923433	2,000	P6107730	2,000
P1658402	2,000	P2574571	2,000	P3699858	2,000	P5009891	4,000	P6119003	2,000
P1662353	2,000	P2578682	2,000	P3702883	2,000	P5019587	12,000	P613214A	2,000
P1666197	2,000	P2587096	2,000	P3724399	2,000	P5024572	2,000	P6149700	2,000
P1670909	2,000	P2589234	2,000	P3745701	2,000	P5029167	2,000	P6151187	2,000
P1673274	2,000	P2598055	2,000	P3749359	2,000	P5030998	2,000	P6167229	2,000
P1683164	2,000	P2612961	2,000	P3756738	2,000	P5032095	2,000	P6169094	2,000
P1684810	2,000	P2616169	2,000	P3773144	2,000	P5047238	2,000	P6186584	2,000
P1691906	2,000	P2618048	2,000	P3784510	2,000	P5068073	2,000	P6227922	2,000
P1700883	2,000	P2618293	2,000	P3787447	2,000	P5073638	2,000	P6230907	2,000
P1728362	2,000	P2619591	2,000	P378992A	2,000	P5082386	2,000	P6239807	2,000
P1733986	2,000	P262045A	6,000	P379026A	2,000	P5082556	4,000	P6248652	2,000
P1736136	2,000	P2650820	2,000	P379737A	2,000	P5094740	4,000	P6256817	2,000
P1736667	4,000	P2656063	2,000	P3800702	2,000	P5103022	2,000	P6270666	2,000
P1742683	2,000	P2659178	2,000	P3811941	2,000	P512125A	4,000	P6271174	2,000
P1742799	2,000	P266242A	2,000	P3858697	2,000	P5121802	2,000	P6278128	2,000
P1747693	2,000	P2667960	2,000	P3860004	2,000	P5122892	2,000	P6282036	2,000
P1765861	2,000	P2668525	2,000	P3874943	2,000	P5172032	2,000	P6288867	2,000
P1768658		P2671054	2,000	P3882059	2,000	P5189601	2,000	P629042A	4,000
H3654526		P267584A	2,000	P3890566	2,000	P5195423	2,000	P6323360	2,000
P1768569	14,000	P2680800	2,000	P3902963	2,000	P5199747	2,000	P6339011	2,000
P1769646	2,000	P2685802	2,000	P3905113	2,000	P520080A	2,000	P6342101	2,000
P1771594	2,000	P2694313	2,000	P3943546	2,000	P5216633	2,000	P6347510	2,000
P1772388	2,000	P2698106	4,000	P399793A	2,000	P5222218	2,000	P6353294	2,000
P1776782	2,000	P2729427	2,000	P3998804	2,000	P5232922	2,000	P6356528	2,000
P182423A	2,000	P2730239	2,000	P400375A	2,000	P5234569	2,000	P6359683	2,000
P1829614	2,000	P2734943	2,000	P4031184	2,000	P5240410	2,000	P6378114	4,000
P1834480	2,000	P2750620	8,000	P4031915	2,000	P5242944	2,000	P638324A	2,000
P1864940	2,000	P2755487	2,000	P4054435	2,000	P5278221	2,000	P6393466	2,000
P1874652	2,000	P2756599	2,000	P4065186	2,000	P5297005	2,000	P6435258	2,000
P187704A	2,000	P275880A	2,000	P406886A	2,000	P5298788	2,000	P6449488	2,000
P1903555	2,000	P2759628	2,000	P4073359	2,000	P5306349	2,000	P6471297	2,000
P1909081	2,000	P2765652	2,000	P4083583	2,000	P5307353	2,000	P6475640	2,000
P1911914	2,000	P2766403	2,000	P4111269	2,000	P5317766	2,000	P6488831	2,000
P1941937	2,000	P281405A	2,000	P4112206	2,000	P5335586	2,000	P6491980	2,000
P1947579	2,000	P2830039	2,000	P4116457	2,000	P5385540	2,000	P6494904	2,000
P1951444	2,000	P2839257	2,000	P413207A	2,000	P5388906	2,000	P6506589	2,000
P195611A	2,000	P2859134	2,000	P4138574	2,000	P5390277	2,000	P6512201	2,000
P1973324	2,000	P2900746	4,000	P4152828	2,000	P5392334	2,000	P6512400	2,000
P1978164	2,000	P2927849	2,000	P4162076	4,000	P5393594	2,000	P6531923	2,000
P2028399	2,000	P2945294	2,000	P4164095	2,000	P5395287	2,000	P655348A	2,000
P2056155	2,000	P2945464	2,000	P4183197	2,000	P5419364	2,000	P6563663	2,000
P2080781	2,000	P2948765	2,000	P4196639	2,000	P542337A	2,000	P6587058	4,000
P2092550	2,000	P2969703	2,000	P4198712	2,000	P5427286	2,000	P6590768	2,000
P2093522	2,000	P2970825	2,000	P4227593	2,000	P5464432	2,000	P6593139	2,000
P2097587	2,000	P2993264	2,000	P4236517	2,000	P5475779	2,000	P6673418	2,000
P2106500	2,000	P3017609	2,000	P4247004	2,000	P5487912	2,000	P6689888	2,000
P2125181	2,000	P3028619	2,000	P4264840	2,000	P5521193	2,000	P6694970	2,000
P2132439	2,000	P3049608	2,000	P427186A	2,000	P5535070	2,000	P6697546	2,000
P2138933	4,000	P3096363	2,000	P4277213	2,000	P5536891	2,000	P6706677	2,000
P2141462	2,000	P3101650	2,000	P4277337	2,000	P5560741	2,000	P6707517	2,000
P2150151	2,000	P3102185	2,000	P4284031	2,000	P5560938	2,000	P6708327	2,000
P215534A	4,000	P3118081		P4290805	2,000	P5582796	2,000	P6709765	2,000
P2156176	2,000	P795903A	2,000	P4299594	2,000	P5585612	2,000	P6717849	2,000
P2162672	2,000	P3128079	2,000	P4308445	2,000	P560627A	2,000	P6725647	2,000
P216277A	2,000	P3132319	2,000	P4310555	2,000	P5611370	2,000	P6729219	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
P674529A	2,000	P8385959	2,000	P9993952	2,000	R1574018	2,000	R3407321	2,000
P6756364	2,000	P8481788	2,000	P9997753	2,000	R1578145	2,000	R3409847	2,000
P6770693	2,000	P8484671	2,000	P9998229	2,000	R1583084	2,000	R3426830	2,000
P6776020	4,000	P8517626	2,000	PC393488	2,000	R158370A	2,000	R3448109	2,000
P6783663	2,000	P8531750	2,000	R0002967	2,000	R1586008	2,000	R3462365	2,000
P6798229	2,000	P8541918	2,000	R0056315	2,000	R1602259	2,000	R3470961	2,000
P6800681	2,000	P8586989	2,000	R0078327	2,000	R1614818	2,000	R349335A	2,000
P6805330	2,000	P8593926	2,000	R0110441	2,000	R1620575	2,000	R3508446	2,000
P6829256	2,000	P8603891	2,000	R014847	2,000	R1624376	2,000	R353286A	2,000
P6838220	2,000	P8608176	2,000	R0154775	2,000	R1642897	2,000	R3535214	2,000
P6875614	2,000	P8627391	2,000	R0189331	2,000	R1646825	2,000	R3538752	2,000
P6881134	2,000	P8669612	2,000	R0202575	2,000	R1655697	2,000	R3556920	2,000
P6921187	2,000	P8672761	2,000	R021400A	2,000	R1672362	2,000	R359017A	2,000
P694392A	2,000	P8676805	2,000	R0235015	2,000	R1677585	2,000	R3750328	2,000
P6949995	2,000	P8769293	2,000	R0256500	2,000	R1679758	2,000	R3750727	2,000
P6986327	4,000	P8789219	2,000	R025981A	2,000	R1719148	2,000	R3771716	2,000
P7006547	2,000	P8800190	2,000	R0260826	2,000	R1725792	2,000	R3784435	2,000
P7019711	2,000	P8835016	2,000	R0268045	2,000	R1733817	2,000	R3795267	2,000
P7022429	2,000	P8855947	2,000	R0271798	2,000	R1754962	2,000	R3816272	2,000
P702877A	2,000	P885777A	2,000	R0272387	2,000	R1776931	2,000	R3821594	2,000
P7038198	2,000	P8861793	2,000	R0277761	2,000	R1783407	2,000	R3832693	2,000
P7095779	2,000	P8875409	2,000	R0294852	2,000	R1792511	2,000	R3907197	2,000
P7106649	2,000	P8900357	2,000	R0316317	2,000	R1802746	2,000	R3911828	2,000
P7119295	2,000	P8952535	2,000	R0323682	2,000	R1805249	2,000	R3913995	2,000
P712292A	2,000	P8970223	2,000	R0324751	2,000	R1808108	2,000	R3936111	2,000
P7147469	2,000	P8998748	2,000	R0326959	2,000	R1830820	2,000	R3945951	2,000
P7149704	2,000	P8999825	2,000	R0357862	2,000	R183480A	2,000	R3982083	2,000
P7155860	2,000	P9004657	2,000	R0385556	4,000	R1839569	2,000	R4034898	2,000
P7157529	2,000	P9054468	2,000	R0424217	2,000	R1857605	2,000	R4046292	2,000
P716522A	2,000	P9075295	2,000	R0444773	2,000	R1878106	2,000	R406710	2,000
P716939A	2,000	P9079614	2,000	R0447500	2,000	R1888640	2,000	R4070703	2,000
P7176582	2,000	P9099771	2,000	R0448663	2,000	R1891730	2,000	R4132768	2,000
P7188726	2,000	P9119721	2,000	R0450331	2,000	R189814A	2,000	R4145193	2,000
P7207429	2,000	P9127589	2,000	R0458197	2,000	R1900667	2,000	R4229133	2,000
P7209294	2,000	P9152281	2,000	R0468176	2,000	R190414A	2,000	R4347888	2,000
P724667A	2,000	P9153075	2,000	R0470731	2,000	R1904549	2,000	R4356593	2,000
P7248133	2,000	P9153083	2,000	R0472386	2,000	R1922954	2,000	R4450670	2,000
P726547A	2,000	P9155019	2,000	R0475784	2,000	R1938605	2,000	R4573527	2,000
P7269335	2,000	P9157828	2,000	R0505322	2,000	R2001151	4,000	R4604716	2,000
P7271917	2,000	P9174005	2,000	R0517770	4,000	R2207779	2,000	R4605046	2,000
P7277559	2,000	P9181141	2,000	R0520208	2,000	R2234415	2,000	R4699067	2,000
P7277958	2,000	P9181532	2,000	R0571848	2,000	R2240385	2,000	R5002086	2,000
P7310653	2,000	P9199792	2,000	R0572887	2,000	R2247967	2,000	R5026724	2,000
P7324255	2,000	P9215887	2,000	R0601968	2,000	R2259507	2,000	R5089033	2,000
P7327602	2,000	P9226439	2,000	R0602131	2,000	R2284129	2,000	R6045574	2,000
P7331936	2,000	P9232951	4,000	R0615489	2,000	R2293772	2,000	S74419688	4,000
P734700A	2,000	P9235322	2,000	R0676755	2,000	R2341645	2,000	T0017021	2,000
P7350639	2,000	P9259663	2,000	R0684324	2,000	R2341718	2,000	T001748A	2,000
P7353549	2,000	P9260963	2,000	R0693188	2,000	R2357215	2,000	T0019946	2,000
P7354811	2,000	P9264055	2,000	R0707804	2,000	R2358963	2,000	T002009A	2,000
P7370885	2,000	P9266996	2,000	R0709599	2,000	R2370610	2,000	V0003360	2,000
P7373612	2,000	P9276789	2,000	R0712921	2,000	R2375485	2,000	V0006637	2,000
P7377707	2,000	P9305134	2,000	R0714754	2,000	R2393793	2,000	V0006645	2,000
P7377715	2,000	P9322101	2,000	R0715831	2,000	R2421932	2,000	V0007951	2,000
P7397066	2,000	P9353848	2,000	R0726647	2,000	R2440414	2,000	V0008389	2,000
P7405352	2,000	P9362251	2,000	R0749418	2,000	R2475935	2,000	V0008486	2,000
P7412359	2,000	P9379138	2,000	R0763569	2,000	R2508310	2,000	V000975A	4,000
P7424373	2,000	P9407883	2,000	R0804109	2,000	R2531185	2,000	V0011053	2,000
P744045A	4,000	P9486252	2,000	R080527A	2,000	R2549130	2,000	V0018058	2,000
P746216A	2,000	P9487089	2,000	R0814821	2,000	R2585013	2,000	V0020087	2,000
P7472114	2,000	P9498331	2,000	R0820724	2,000	R2675225	2,000	V0021652	2,000
P7472718	2,000	P9507136	2,000	R0824045	2,000	R2679867	2,000	V0026972	2,000
P7485380	2,000	P9510447	2,000	R0840512	2,000	R2688459	2,000	V0027839	2,000
P7510121	2,000	P9534095	2,000	R0869987	2,000	R2709618	2,000	V0029386	2,000
P7513015	2,000	P9592923	2,000	R088272A	2,000	R271638A	2,000	V0029602	4,000
P7531439	4,000	P9597054	2,000	R0889120	2,000	R2730145	2,000	V0030104	2,000
P7559058	2,000	P9615079	2,000	R0899959	2,000	R273583A	2,000	V0033669	2,000
P7622930	2,000	P963782A	2,000	R0901678	2,000	R2751193	2,000	V0034665	2,000
P766787A	2,000	P9643544	2,000	R0902771	2,000	R2759631	2,000	V0037966	2,000
P7675511	2,000	P9644575	2,000	R0903522	2,000	R2764945	2,000	V0040606	2,000
P7677352	2,000	P9663065	2,000	R0905932	2,000	R2768835	2,000	V0042064	2,000
P7704260	2,000	P9664010	2,000	R0931402	2,000	R2777761	2,000	V004797A	2,000
P7712182	2,000	P9682027	4,000	R093553A	2,000	R2791403	2,000	V0050350	2,000
P7718504	2,000	P9683295	2,000	R0939144	2,000	R2792019	2,000	V0052590	2,000
P7728992	2,000	P9689323	2,000	R0968284	2,000	R2797592	2,000	V0053112	2,000
P7731160	2,000	P968951A	2,000	R0993831	2,000	R2804408	2,000	V0058785	2,000
P7741255	2,000	P9703636	2,000	R1017119	2,000	R2814810	2,000	V0059617	2,000
P7743037	2,000	P9713003	2,000	R101957A	2,000	R2821264	2,000	V006260A	2,000
P7798907	2,000	P9718005	2,000	R1040951	2,000	R2845554	2,000	V0066834	2,000
P7801592	2,000	P971882A	2,000	R1070478	10,000	R2846607	2,000	V0067032	2,000
P7814368	2,000	P9729341	2,000	R1088911	2,000	R2866063	2,000	V0068659	2,000
P7824754	2,000	P9739479	2,000	R1095519	2,000	R2869755	2,000	V0073598	2,000
P7846278	2,000	P974166A	2,000	R1107606	2,000	R2973307	2,000	V007523A	2,000
P7863075	2,000	P9748443	2,000	R1119582	2,000	R3106119	2,000	V0080454	2,000
P7894000	2,000	P9757493	2,000	R1127062	2,000	R3138282	2,000	V0083801	2,000
P7993912	2,000	P9758724	2,000	R1196048	4,000	R3160075	2,000	V0085227	2,000
P799935A	2,000	P9858907	2,000	R1201114	2,000	R3204110	2,000	V0086037	2,000
P8056246	2,000	P9873906	2,000	R1232451	2,000	R3238007	2,000	V0086436	2,000
P8058079	2,000	P988181A	2,000	R1233458	2,000	R3242616	2,000	V0087491	2,000
P8060200	2,000	P9882166	2,000	R1249443	2,000	R3258458	2,000	V009031A	2,000
P8063382	2,000	P9888725	2,000	R1267603	2,000	R3304263	2,000	V0092096	2,000
P8078991	2,000	P9888989	2,000	R1299114	2,000	R3310476	2,000	V0095095	2,000
P8095675	2,000	P9900504	2,000	R1309519	2,000	R332468A	2,000	V0096156	2,000
P8104925	2,000	P9951273	2,000	R1368841	2,000	R3329207	2,000	V0100544	2,000
P8155651	2,000	P9953098	2,000	R1398147	2,000	R3342750	2,000	V0104760	2,000
P8179526	2,000	P996085A	2,000	R1472010	2,000	R3345482	2,000	V0105864	2,000
P818807A	2,000	P9974540	2,000	R1478558	2,000	R3350419	2,000	V0105872	2,000
P8246118	2,000	P9977337	2,000	R1500154	2,000	R3353272	2,000	V013211A	2,000
P8268350	2,000	P9980095	2,000	R1507094	2,000	R3357626	2,000	V0141852	2,000
P8313877	2,000	P9983043	2,000	R1519521	2,000	R3370436	2,000	V014701A	2,000
P835879A	2,000	P998595A	2,000	R1532900	2,000	R3384607	2,000	V015556A	4,000
P8364358	2,000	P9987960	2,000	R1535578	2,000	R3396087	2,000	V0158267	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
V0159603	2,000	V0641022	2,000	Z0141721	2,000	Z081050A	2,000	Z1934490	2,000
V0160210	2,000	V0648876	2,000	Z014562A	2,000	Z0821900	2,000	Z1964624	2,000
V0162337	2,000	V0658960	2,000	Z0146987	2,000	Z0827038	2,000	Z1987578	2,000
V0162922	2,000	V0660043	2,000	Z0164284	2,000	Z0838277	2,000	Z1994752	2,000
V0167797	2,000	V0672548	2,000	Z0165302	2,000	Z0845303	2,000	Z2020964	2,000
V017016A	2,000	V0680230	4,000	Z016697A	4,000	Z0854752	2,000	Z2042720	2,000
V0172154	2,000	V0693294	2,000	Z0181820	2,000	Z0865991	2,000	Z2044251	2,000
V0178349	2,000	V070573A	2,000	Z0185230	2,000	Z0866157	2,000	Z204684A	2,000
V0179264	2,000	V0721204	2,000	Z0185281	2,000	Z0866289	2,000	Z2071003	2,000
V0182001	2,000	V078303A	2,000	Z0185397	2,000	Z087785A	2,000	Z2071216	2,000
V0183288	2,000	V0788619	2,000	Z0190293	2,000	Z0881148	2,000	Z2071542	2,000
V0187666	2,000	V0808776	2,000	Z0191133	2,000	Z0883604	2,000	Z2071607	2,000
V0188247	2,000	V0873330	2,000	Z0193918	2,000	Z0884147	2,000	Z2072549	2,000
V0190195	2,000	V0880817	2,000	Z0195120	2,000	Z0901270	2,000	Z2073170	2,000
V0195103	2,000	V0902810	2,000	Z0200698	2,000	Z0918939	2,000	Z2073235	2,000
V019641A	2,000	V0910694	4,000	Z0202291	2,000	Z0919811	2,000	Z2079551	2,000
V0200441	2,000	V0916196	2,000	Z0203735	2,000	Z0938107	2,000	Z2103452	2,000
V0209481	2,000	V0919306	2,000	Z0207528	2,000	Z0940047	2,000	Z2137985	2,000
V0211929	2,000	V0984159	2,000	Z0212157	2,000	Z0945529	2,000	Z2140943	2,000
V0216143	2,000	V0987689	2,000	Z0217604	2,000	Z097961A	2,000	Z2145767	2,000
V0217085	2,000	V142789A	2,000	Z0220834	2,000	Z100695A	2,000	Z215068A	2,000
V0218049	2,000	W014488569	2,000	Z0222137	2,000	Z1009819	2,000	Z2155487	2,000
V022300A	2,000	W04158042	2,000	Z0222705	2,000	Z101613	2,000	Z2155886	2,000
V022863A	2,000	W6143167	2,000	Z0225666	2,000	Z1016858	2,000	Z2164699	2,000
V0229865	2,000	W6495047	2,000	Z022774A	4,000	Z1022149	2,000	Z2167043	2,000
V0235431	2,000	XA0196778	2,000	Z0228312	2,000	Z1027574	2,000	Z2172993	2,000
V0237973	2,000	XA1074765	2,000	Z0232603	2,000	Z1038851	2,000	Z2178940	2,000
V0277436	2,000	XA3111498	2,000	Z0233898	2,000	Z1043413	2,000	Z2180570	2,000
V0281247	4,000	XA7621520	2,000	Z0255662	2,000	Z1044703	2,000	Z2187753	2,000
V0287822	2,000	XA860994A	18,000	Z0259765	2,000	Z105315A	2,000	Z2199115	2,000
V0290122	2,000	XA909272A	18,000	Z0259811	2,000	Z1055160	2,000	Z2202744	2,000
V0291005	2,000	XA9110876	2,000	Z0260445	2,000	Z1056620	2,000	Z2205115	2,000
V0291773	2,000	XA9200476	2,000	Z0263096	2,000	Z1071832	2,000	Z2219507	2,000
V0299103	2,000	XA9369462	2,000	Z0269728	2,000	Z1072340	2,000	Z223459A	2,000
V0303437	2,000	XA9668125	2,000	Z0274179	2,000	Z1093917	2,000	Z2272688	2,000
V0305405	2,000	XA9700967	2,000	Z0275744	2,000	Z1115546	2,000	Z2276012	2,000
V0308609	2,000	XA9817317	2,000	Z0277267	2,000	Z1122305	2,000	Z2293146	2,000
V0308668	2,000	XB2142996	2,000	Z0277712	4,000	Z1129784	2,000	Z2296501	2,000
V0312800	2,000	XC2786632	2,000	Z0282112	2,000	Z1150848	2,000	Z2301572	2,000
V031465A	2,000	XC3632701	2,000	Z0282562	2,000	Z1158822	2,000	Z2310326	2,000
V0316687	2,000	XC5373444	2,000	Z0305155	2,000	Z1159152	2,000	Z2313651	2,000
V0325163	2,000	XC5874028	2,000	Z0321150	2,000	Z1163168	2,000	Z2315069	2,000
V0326658	2,000	XC6127102	2,000	Z0337049	2,000	Z1190130	2,000	Z2316839	2,000
V0330477	2,000	XD0206925	2,000	Z0339467	2,000	Z1190785	2,000	Z2321069	2,000
V0331600	2,000	XD0211996	2,000	Z0349918	2,000	Z1195027	4,000	Z2323436	2,000
V0333182	2,000	XD1046255	2,000	Z0380165	2,000	Z1196260	2,000	Z2341280	2,000
V0333662	2,000	XD2452818	2,000	Z0380343	2,000	Z1232259	2,000	Z234154A	2,000
V0333751	2,000	XD2565930	2,000	Z0389723	2,000	Z1240332	4,000	Z2355419	2,000
V0334693	2,000	XD3113286	2,000	Z0391337	2,000	Z1266676	2,000	Z2365597	2,000
V0337633	2,000	XD343760A	2,000	Z039428A	2,000	Z1284526	2,000	Z2380006	2,000
V0339431	2,000	XD352488A	4,000	Z0425673	2,000	Z1341120	2,000	Z2385636	2,000
V0341711	2,000	XD5552708	2,000	Z043351A	2,000	Z1343409	2,000	Z2388961	2,000
V0344273	2,000	XD6311917	2,000	Z0450996	2,000	Z1343891	2,000	Z2408601	2,000
V0346764	2,000	XD6467372	4,000	Z0454851	2,000	Z1344383	2,000	Z241301A	2,000
V0348597	2,000	XD6467852	2,000	Z0455513	2,000	Z1344979	2,000	Z2461952	2,000
V0349836	2,000	XD6793342	2,000	Z0466566	2,000	Z1362241	2,000	Z2474450	2,000
V0350362	2,000	XD6798042	2,000	Z0503453	2,000	Z136225A	2,000	Z2475341	2,000
V0355747	2,000	XD6824205	18,000	Z0523985	2,000	Z1369750	2,000	Z2478995	2,000
V0356107	2,000	XD6827689	18,000	Z0540413	2,000	Z137231A	2,000	Z2481678	2,000
V0360341	2,000	XD8187490	2,000	Z054141A	2,000	Z1389832	2,000	Z2486025	
V0360740	2,000	XD8505336	2,000	Z0545814	2,000	Z1394089	2,000	G4132113	2,000
V0368334	2,000	XE0202566	2,000	Z0548139	2,000	Z1395506	2,000	Z2502039	2,000
V0372897	2,000	XE2047401	2,000	Z0551067	2,000	Z1403460	2,000	Z2518199	2,000
V0387045	2,000	XE2799705	2,000	Z0563227	2,000	Z1415582	2,000	Z2519942	2,000
V0397563	2,000	XE3990549	2,000	Z0566757	2,000	Z1416252	4,000	Z2631114	2,000
V0399868	2,000	XE6715190	2,000	Z0587436	2,000	Z1424301	2,000	Z2647452	2,000
V0401072	2,000	XE7988557	2,000	Z0589471	2,000	Z1431685	2,000	Z2673992	2,000
V040442A	2,000	XE9593452	2,000	Z0602400	2,000	Z1432398	2,000	Z2676789	2,000
V0407909	2,000	XE9598403	2,000	Z0603040	2,000	Z1438477	2,000	Z274315A	2,000
V0412007	2,000	XE9930750	2,000	Z0604977	2,000	Z1443322	2,000	Z2743842	2,000
V042255A	2,000	XG1116057	2,000	Z0606988	2,000	Z1446496	2,000	Z2750989	2,000
V0423335	2,000	XG1926784	2,000	Z0608433	2,000	Z146642A	2,000	Z2773121	2,000
V0451312	2,000	XG1953064	2,000	Z0614808	2,000	Z1614747	2,000	Z2778808	2,000
V0452904	2,000	XG2879313	2,000	Z0617130	2,000	Z1637461	2,000	Z2800137	2,000
V0453072	2,000	XG3773144	2,000	Z0621138	2,000	Z1653394	2,000	Z2811775	2,000
V0457426	2,000	XG425348	2,000	Z0621308	2,000	Z1657268	2,000	Z2828767	2,000
V0462500	2,000	XG439838A	2,000	Z0644251	2,000	Z1668154	2,000	Z283984A	2,000
V0471003	2,000	XG4419506	2,000	Z0646718	2,000	Z1668235	2,000	Z2875757	2,000
V0475181	2,000	Y0183545	2,000	Z065365A	2,000	Z1668510	2,000	Z2889480	2,000
V0478458	2,000	Y0185726	2,000	Z0662284	2,000	Z1673204	2,000	Z2913187	2,000
V0483338	2,000	Y0999928	2,000	Z0669688	4,000	Z1677714	2,000	Z2916242	2,000
V0483605	2,000	Z0002608	2,000	Z0684199	2,000	Z1693248	2,000	Z2916445	2,000
V0485284	2,000	Z0004015	2,000	Z0690326	2,000	Z1698746	2,000	Z291812A	2,000
V0486612	2,000	Z0009327	2,000	Z0692795	2,000	Z1718747	2,000	Z2924014	2,000
V0487414	2,000	Z0010503	2,000	Z0698033	2,000	Z1723554	2,000	Z2929830	2,000
V0492825	2,000	Z0011704	2,000	Z0705854	2,000	Z1741110	4,000	Z292992A	2,000
V0502588	2,000	Z0022250	2,000	Z0706982	2,000	Z1743334	2,000	Z2932750	2,000
V0503630	2,000	Z002749A	2,000	Z0709086	2,000	Z1752155	2,000	Z2933781	2,000
V0513687	2,000	Z0031306	2,000	Z0716074	2,000	Z1760999	2,000	Z2934583	2,000
V0514195	2,000	Z0038867	2,000	Z0719170	2,000	Z176661A	2,000	Z2944899	2,000
V0518166	2,000	Z0059251	2,000	Z0726649	2,000	Z1776496	2,000	Z2946212	2,000
V0524557	2,000	Z0086631	2,000	Z0733653	2,000	Z1777581	2,000	Z2951658	2,000
V053546A	2,000	Z0095835	2,000	Z0734250	2,000	Z1797299	2,000	Z2959519	2,000
V0539554	2,000	Z0096696	2,000	Z0734471	2,000	Z1832523	2,000	Z2962285	2,000
V0551201	2,000	Z0110141	2,000	Z0735907	2,000	Z1848233	2,000	Z2995922	2,000
V0557706	2,000	Z011466A	2,000	Z0739287	2,000	Z1850130	2,000	Z3032745	2,000
V0572071	2,000	Z0115518	2,000	Z0741567	2,000	Z1853970	2,000	Z3035914	2,000
V0583553	2,000	Z0131149	4,000	Z0778215	4,000	Z1860047	2,000	Z3055192	2,000
V0604437	2,000	Z0133397	2,000	Z0778592	4,000	Z1872657	2,000	Z3055397	2,000
V0606855	2,000	Z0134903	2,000	Z0781836	2,000	Z1875893	2,000	Z306714A	2,000
V0609250	2,000	Z0139689	2,000	Z0785726	2,000	Z1880935	2,000	Z3086772	2,000
V0630314	2,000	Z0139913	4,000	Z0793834	2,000	Z1919815	2,000	Z3091059	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
Z309693A	2,000	Z3918298	2,000	Z4731159	2,000	Z6569634	4,000	Z917391A	2,000
Z309712A	2,000	Z3928528	2,000	Z4745346	2,000	Z6572015	2,000	Z9182854	2,000
Z3100376	2,000	Z3938046	2,000	Z4753381	2,000	Z6587659	2,000	Z9228315	2,000
Z3103464	2,000	Z3952232	2,000	Z4755201	2,000	Z6625259	2,000	Z9234331	2,000
Z3123473	2,000	Z3952534	2,000	Z4755406	2,000	Z6631798	2,000	Z9246615	2,000
Z3131263	2,000	Z3960391	2,000	Z476278A	2,000	Z6636013	2,000	Z9263358	2,000
Z3140246	2,000	Z3999247	2,000	Z4808607	2,000	Z667618A	2,000	Z9298097	2,000
Z3145981	2,000	Z4016670	2,000	Z4809859	2,000	Z6683143	2,000	Z9304607	2,000
Z3150020	2,000	Z4028709	2,000	Z4827342	2,000	Z6686622	2,000	Z9316362	2,000
Z3157211	2,000	Z4031246	2,000	Z4835108	2,000	Z6693955	2,000	Z9340980	2,000
Z318927A	2,000	Z4033710	2,000	Z4835884	2,000	Z6707689	2,000	Z9357689	2,000
Z3209327	2,000	Z4041454	2,000	Z483876A	2,000	Z6709568	2,000	Z9412752	2,000
Z3209424	2,000	Z4041985	2,000	Z4849117	2,000	Z6725970	2,000	Z9416405	2,000
Z3210147	2,000	Z4063547	2,000	Z485689A	2,000	Z6804897	2,000	Z9452339	2,000
Z321309A	2,000	Z4066961	2,000	Z4870981	2,000	Z6862366	2,000	Z9452592	2,000
Z3217532	2,000	Z4070209	2,000	Z4874251	2,000	Z687335A	2,000	Z9459953	2,000
Z3220495	2,000	Z4074689	2,000	Z487507A	2,000	Z6886982	2,000	Z9548417	2,000
Z322623A	2,000	Z4075383	2,000	Z5000905	4,000	Z6894721	2,000	Z9651277	2,000
Z3227120	2,000	Z4079737	2,000	Z5005206	2,000	Z6910794	2,000	Z9662929	2,000
Z3232434	2,000	Z409180A	2,000	Z5006202	2,000	Z700133A	2,000	Z9797212	2,000
Z3234313	2,000	Z4098359	2,000	Z5006334	2,000	Z7008938	2,000	Z9821741	2,000
Z3244726	2,000	Z4100612	2,000	Z500725A	2,000	Z7024917	2,000	Z9836110	2,000
Z3245153	2,000	Z4117663	2,000	Z5011524	2,000	Z7024992	2,000	Z9842978	2,000
Z3252109	2,000	Z4119380	2,000	Z5017166	2,000	Z7025018	2,000	Z9858114	2,000
Z3256724	2,000	Z4133650	2,000	Z5102694	8,000	Z7031425	2,000		
Z3258069	2,000	Z4141998	2,000	Z5103925	2,000	Z7051159	4,000		
Z3259642	2,000	Z4142404	2,000	Z5161348	2,000	Z7059028	2,000		
Z3270344	2,000	Z4142994	2,000	Z5170274	2,000	Z7091150	2,000		
Z3285694	2,000	Z4144652	2,000	Z5185689	2,000	Z7093501	4,000		
Z3293476	2,000	Z4169558	2,000	Z5206023	2,000	Z7098724	2,000		
Z3301762	2,000	Z4174802	2,000	Z5208816	2,000	Z7099576	2,000		
Z3308058	2,000	Z4178220	2,000	Z5222312	2,000	Z7116447	2,000		
Z3315534	2,000	Z4179987	2,000	Z5231435	2,000	Z7120142	2,000		
Z3332609	2,000	Z4190018	2,000	Z5241198	2,000	Z7122269	2,000		
Z3356699	2,000	Z4194307	2,000	Z5275475	2,000	Z7122358	2,000		
Z3381073	2,000	Z4196172	2,000	Z5363900	2,000	Z7174668	2,000		
Z3382576	4,000	Z4197519	2,000	Z5370885	2,000	Z7271639	2,000		
Z3382983	2,000	Z4199848	2,000	Z5382506	2,000	Z7285613	2,000		
Z3385176	2,000	Z4204043	2,000	Z5385505	2,000	Z7291265	2,000		
Z3420354	2,000	Z4217072	2,000	Z5387192	2,000	Z7291753	2,000		
Z3420400	2,000	Z4218982	2,000	Z5389306	2,000	Z7330376	2,000		
Z3431895	2,000	Z4235100	2,000	Z5389691	2,000	Z7338350	2,000		
Z3438202	2,000	Z4243375	2,000	Z5391823	2,000	Z7394153	2,000		
Z3456871	2,000	Z4246293	2,000	Z5391963	2,000	Z7425377	2,000		
Z347005A	2,000	Z4248997	2,000	Z5397546	2,000	Z7426411	2,000		
Z3471463	2,000	Z4249209	2,000	Z5398380	2,000	Z744620A	2,000		
Z3473040	2,000	Z4261233	2,000	Z542795A	2,000	Z7449578	2,000		
Z3474195	2,000	Z4263406	2,000	Z543414A	2,000	Z7484063	2,000		
Z3476686	2,000	Z4276540	2,000	Z5438714	2,000	Z748487A	2,000		
Z3478336	2,000	Z4278659	2,000	Z5442207	2,000	Z7533250	2,000		
Z3480225	2,000	Z4291469	2,000	Z5455112	2,000	Z7555262	2,000		
Z3487459	2,000	Z4292457	2,000	Z5464162	2,000	Z7572094	2,000		
Z3487975	2,000	Z4292570	2,000	Z5465231	2,000	Z7579927	2,000		
Z3493785	2,000	Z4304366	2,000	Z5471657	2,000	Z7587776	2,000		
Z3498140	2,000	Z4307357	2,000	Z5484708	2,000	Z7600179	2,000		
Z3516114	2,000	Z4349874	2,000	Z5513279	2,000	Z7650710	2,000		
Z3565972	2,000	Z4360878	2,000	Z5519080	2,000	Z7669195	2,000		
Z3574807	2,000	Z4386583	2,000	Z5581177	2,000	Z7750774	2,000		
Z3595235	2,000	Z4394365	2,000	Z558169A	2,000	Z7793252	2,000		
Z3597955	2,000	Z4395892	2,000	Z5585881	2,000	Z7804491	2,000		
Z3598722	2,000	Z4396392	2,000	Z5589917	2,000	Z7896728	2,000		
Z3600360	2,000	Z4404727	2,000	Z5616345	2,000	Z7952628	2,000		
Z3606873	2,000	Z4413645	2,000	Z5616582	2,000	Z8000280	2,000		
Z3618103	2,000	Z442230A	2,000	Z6054634	2,000	Z8005908	2,000		
Z3630529	2,000	Z4425481	2,000	Z6072071	2,000	Z8016314	2,000		
Z364760A	2,000	Z4439954	2,000	Z6075879	2,000	Z8026026	2,000		
Z3657214	2,000	Z4475829	2,000	Z6092781	2,000	Z8046876	2,000		
Z3659039	2,000	Z4497369	2,000	Z6126511	2,000	Z8068888	2,000		
Z3672639	2,000	Z4498705	2,000	Z6153624	2,000	Z809157A	2,000		
Z3673783	2,000	Z4539215	2,000	Z6168303	2,000	Z8102423	2,000		
Z3676022	2,000	Z4545290	2,000	Z6177906	2,000	Z8106682	2,000		
Z3685242	2,000	Z4548443	2,000	Z6186840	2,000	Z8141585	2,000		
Z3686702	2,000	Z4551878	2,000	Z6192220	2,000	Z8174521	2,000		
Z3693857	2,000	Z4554362	2,000	Z6193030	4,000	Z8176435	2,000		
Z3695574	2,000	Z455494A	2,000	Z6193049	2,000	Z8200891	2,000		
Z3703887	2,000	Z4557922	2,000	Z6197834	2,000	Z8201200	2,000		
Z3707610	2,000	Z4558570	2,000	Z6210121	2,000	Z8268194	2,000		
Z3724949	2,000	Z4561253	2,000	Z6214070	2,000	Z8271659	2,000		
Z3725821	2,000	Z4570074	2,000	Z6220488	2,000	Z8366749	2,000		
Z3728626	2,000	Z4576307	2,000	Z6228373	2,000	Z8376272	2,000		
Z3737145	2,000	Z4578164	2,000	Z6305823	1,000	Z8377279	2,000		
Z373801A	2,000	Z457861A	2,000	Z6306471	2,000	Z8389498	2,000		
Z3749852	2,000	Z4581408	2,000	Z6322019	2,000	Z839436A	2,000		
Z3756514	2,000	Z4589093	2,000	Z6322590	2,000	Z8401021	2,000		
Z3758657	1,000	Z4599978	2,000	Z6324380	2,000	Z8500887	2,000		
Z3760961	2,000	Z460498A	1,000	Z6335048	2,000	Z8532983	2,000		
Z3762476	2,000	Z4612974	2,000	Z6338012	2,000	Z8567272	2,000		
Z3790372	2,000	Z4613108	2,000	Z6340734	2,000	Z8588105	2,000		
Z3802923	2,000	Z4623208	2,000	Z6382569	2,000	Z8608203	2,000		
Z3805426	2,000	Z4648839	2,000	Z6385584	2,000	Z8644951	2,000		
Z3809227	2,000	Z4666616	2,000	Z6405364	2,000	Z8677272	2,000		
Z3821006	2,000	Z4668686	2,000	Z6420665	2,000	Z8680214	2,000		
Z3824420	2,000	Z4676581	2,000	Z6478469	2,000	Z8868620	2,000		
Z3837514	2,000	Z4680619	2,000	Z6494057	2,000	Z8877816	2,000		
Z3841988	2,000	Z469072A	2,000	Z6498869	2,000	Z9012525	2,000		
Z3844421	2,000	Z4697104	2,000	Z6501363	2,000	Z9085174	2,000		
Z3859704	2,000	Z4697872	2,000	Z6510591	2,000	Z910456A	2,000		
Z3860915	2,000	Z4698356	2,000	Z6524525	2,000	Z9119044	2,000		
Z3874193	2,000	Z4699247	2,000	Z6526854	2,000	Z9140795	2,000		
Z3876005	2,000	Z4700180	2,000	Z6530169	2,000	Z9143131	2,000		
Z3892183	2,000	Z4719159	2,000	Z6544747	2,000	Z9143409	2,000		
Z3900100	2,000	Z472912A	2,000	Z6568921	2,000	Z9148257	2,000		

RESULTS OF APPLICATIONS MADE BY YELLOW APPLICATION FORM

The following are the account numbers or identification document numbers (where supplied) of successful applicants applying by **YELLOW** Application Forms as CCASS Investor Participants or through designated CCASS Broker/Custodian Participants and the number of Hong Kong Offer Shares conditionally allotted to them:

(I) RESULTS OF APPLICATIONS MADE THROUGH DESIGNATED CCASS BROKER/ CUSTODIAN PARTICIPANTS

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
00006014	4,000	00603092	20,000	00603092	458,000	00603092	10,000	00603092	34,000
00603092	14,000	00603092	20,000	00603092	458,000	00603092	8,000	00603092	34,000
00603092	14,000	00603092	20,000	00603092	458,000	00603092	10,000	00603092	34,000
00603092	12,000	00603092	20,000	00603092	458,000	00603092	8,000	00603092	34,000
00603092	14,000	00603092	20,000	00603092	460,000	00603092	10,000	00603092	34,000
00603092	14,000	00603092	20,000	00603092	460,000	00603092	8,000	00603092	34,000
00603092	12,000	00603092	20,000	00603092	460,000	00603092	10,000	00603092	34,000
00603092	14,000	00603092	20,000	00603092	460,000	00603092	8,000	00603092	34,000
00603092	14,000	00603092	20,000	00603092	460,000	00603092	8,000	00603092	34,000
00603092	14,000	00603092	20,000	00603092	458,000	00603092	8,000	00603092	32,000
00603092	14,000	00603092	20,000	00603092	460,000	00603092	10,000	00603092	34,000
00603092	12,000	00603092	20,000	00603092	460,000	00603092	10,000	00603092	32,000
00603092	12,000	00603092	4,000	00603092	460,000	00603092	8,000	00603092	34,000
00603092	14,000	00603092	4,000	00603092	460,000	00603092	8,000	00603092	2,000
00603092	14,000	00603092	14,000	00603092	458,000	00603092	10,000	00603092	4,000
00603092	12,000	00603092	14,000	00603092	460,000	00603092	8,000	00603092	4,000
00603092	14,000	00603092	14,000	00603092	458,000	00603092	10,000	00603092	4,000
00603092	12,000	00603092	14,000	00603092	458,000	00603092	8,000	00603092	4,000
00603092	14,000	00603092	16,000	00603092	458,000	00603092	8,000	00603092	4,000
00603092	12,000	00603092	14,000	00603092	458,000	00603092	8,000	00603092	82,000
00603092	12,000	00603092	16,000	00603092	460,000	00603092	8,000	00603092	82,000
00603092	14,000	00603092	14,000	00603092	458,000	00603092	10,000	00603092	82,000
00603092	12,000	00603092	14,000	00603092	460,000	00603092	10,000	00603092	84,000
00603092	14,000	00603092	14,000	00603092	460,000	00603092	10,000	00603092	82,000
00603092	12,000	00603092	16,000	00603092	458,000	00603092	8,000	00603092	84,000
00603092	12,000	00603092	14,000	00603092	460,000	00603092	10,000	00603092	84,000
00603092	12,000	00603092	14,000	00603092	460,000	00603092	10,000	00603092	84,000
00603092	12,000	00603092	14,000	00603092	460,000	00603092	10,000	00603092	84,000
00603092	14,000	00603092	14,000	00603092	460,000	00603092	10,000	00603092	84,000
00603092	12,000	00603092	2,000	00603092	460,000	00603092	10,000	00603092	84,000
00603092	14,000	00603092	2,000	00603092	42,000	00603092	10,000	00603092	82,000
00603092	12,000	00603092	2,000	00603092	42,000	00603092	8,000	00603092	14,000
00603092	24,000	00603092	2,000	00603092	42,000	00603092	10,000	00603092	14,000
00603092	22,000	00603092	2,000	00603092	42,000	00603092	8,000	00603092	14,000
00603092	24,000	00603092	2,000	00603092	42,000	00603092	8,000	00603092	12,000
00603092	24,000	00603092	16,000	00603092	42,000	00603092	8,000	00603092	14,000
00603092	24,000	00603092	12,000	00603092	42,000	00603092	8,000	00603092	14,000
00603092	22,000	00603092	4,000	00603092	42,000	00603092	10,000	00603092	12,000
00603092	24,000	00603092	2,000	00603092	42,000	00603092	8,000	00603092	12,000
00603092	22,000	00603092	2,000	00603092	4,000	00603092	4,000	00603092	12,000
00603092	22,000	00603092	2,000	00603092	2,000	00603092	2,000	00603092	14,000
00603092	24,000	00603092	4,000	00603092	68,000	00603092	2,000	00603092	12,000
00603092	24,000	00603092	2,000	00603092	68,000	00603092	2,000	00603092	12,000
00603092	24,000	00603092	4,000	00603092	124,000	00603092	2,000	00603092	14,000
00603092	24,000	00603092	4,000	00603092	126,000	00603092	2,000	00603092	14,000
00603092	24,000	00603092	4,000	00603092	124,000	00603092	2,000	00603092	12,000
00603092	24,000	00603092	4,000	00603092	126,000	00603092	2,000	00603092	14,000
00603092	24,000	00603092	4,000	00603092	126,000	00603092	2,000	00603092	14,000
00603092	22,000	00603092	4,000	00603092	124,000	00603092	2,000	00603092	12,000
00603092	24,000	00603092	4,000	00603092	74,000	00603092	2,000	00603092	12,000
00603092	24,000	00603092	2,000	00603092	76,000	00603092	4,000	00603092	12,000
00603092	24,000	00603092	4,000	00603092	50,000	00603092	2,000	00603092	12,000
00603092	24,000	00603092	2,000	00603092	50,000	00603092	2,000	00603092	12,000
00603092	24,000	00603092	4,000	00603092	50,000	00603092	2,000	00603092	12,000
00603092	24,000	00603092	2,000	00603092	50,000	00603092	2,000	00603092	12,000
00603092	22,000	00603092	4,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	24,000	00603092	4,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	24,000	00603092	4,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	24,000	00603092	2,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	24,000	00603092	4,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	24,000	00603092	4,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	16,000	00603092	250,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	16,000	00603092	250,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	16,000	00603092	250,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	16,000	00603092	418,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	20,000	00603092	168,000	00603092	50,000	00603092	2,000	00603092	12,000
00603092	20,000	00603092	168,000	00603092	50,000	00603092	2,000	00603092	12,000
00603092	20,000	00603092	376,000	00603092	50,000	00603092	2,000	00603092	12,000
00603092	20,000	00603092	376,000	00603092	50,000	00603092	2,000	00603092	12,000
00603092	20,000	00603092	208,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	20,000	00603092	210,000	00603092	52,000	00603092	2,000	00603092	12,000
00603092	20,000	00603092	208,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	20,000	00603092	208,000	00603092	50,000	00603092	2,000	00603092	14,000
00603092	20,000	00603092	208,000	00603092	50,000	00603092	2,000	00603092	12,000
00603092	20,000	00603092	2,000	00603092	10,000	00603092	2,000	00603092	12,000
00603092	20,000	00603092	2,000	00603092	8,000	00603092	2,000	00603092	12,000
00603092	20,000	00603092	2,000	00603092	10,000	00603092	2,000	00603092	12,000
00603092	20,000	00603092	18,000	00603092	8,000	00603092	2,000	00603092	12,000
00603092	20,000	00603092	18,000	00603092	8,000	00603092	2,000	00603092	14,000
00603092	20,000	00603092	18,000	00603092	8,000	00603092	2,000	00603092	14,000
00603092	20,000	00603092	20,000	00603092	10,000	00603092	2,000	00603092	14,000
00603092	20,000	00603092	20,000	00603092	10,000	00603092	292,000	00603092	14,000
00603092	20,000	00603092	18,000	00603092	8,000	00603092	34,000	00603092	14,000
00603092	20,000	00603092	18,000	00603092	8,000	00603092	34,000	00603092	14,000
00603092	20,000	00603092	18,000	00603092	10,000	00603092	34,000	00603092	14,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
00603092	14,000	00603092	10,000	01056345	34,000	03699810	14,000	03699810	6,000
00603092	16,000	00603092	10,000	01056345	34,000	03699810	16,000	03699810	6,000
00603092	14,000	00603092	12,000	01056345	34,000	03699810	16,000	03699810	6,000
00603092	14,000	00603092	12,000	01056345	34,000	03699810	16,000	03699810	6,000
00603092	16,000	00603092	12,000	01056345	34,000	03699810	42,000	03699810	6,000
00603092	16,000	00603092	12,000	01056345	34,000	03699810	40,000	03699810	6,000
00603092	14,000	00603092	10,000	01820454	6,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	12,000	02094469	4,000	03699810	42,000	03699810	8,000
00603092	14,000	00603092	12,000	02211958	2,000	03699810	40,000	03699810	6,000
00603092	14,000	00603092	12,000	02727672	2,000	03699810	40,000	03699810	8,000
00603092	14,000	00603092	18,000	03078997	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	4,000	03151674	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	4,000	03250719	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	26,000	03542188	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	24,000	03625239	18,000	03699810	42,000	03699810	8,000
00603092	14,000	00603092	24,000	03688879	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	24,000	03699810	2,000	03699810	42,000	03699810	8,000
00603092	14,000	00603092	26,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	26,000	03699810	2,000	03699810	42,000	03699810	8,000
00603092	14,000	00603092	24,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	16,000	00603092	24,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	24,000	03699810	4,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	26,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	16,000	00603092	24,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	24,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	26,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	16,000	00603092	24,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	24,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	16,000	00603092	24,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	26,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	24,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	26,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	24,000	03699810	2,000	03699810	42,000	03699810	6,000
00603092	14,000	00603092	26,000	03699810	2,000	03699810	42,000	03699810	2,000
00603092	14,000	00603092	26,000	03699810	2,000	03699810	42,000	03699810	2,000
00603092	14,000	00603092	26,000	03699810	2,000	03699810	42,000	03699810	2,000
00603092	14,000	00603092	24,000	03699810	2,000	03699810	42,000	03699810	2,000
00603092	14,000	01056345	250,000	03699810	2,000	03699810	42,000	03699810	2,000
00603092	14,000	01056345	76,000	03699810	2,000	03699810	42,000	03699810	2,000
00603092	14,000	01056345	334,000	03699810	4,000	03699810	42,000	03699810	4,000
00603092	16,000	01056345	24,000	03699810	2,000	03699810	42,000	03699810	2,000
00603092	14,000	01056345	26,000	03699810	2,000	03699810	42,000	03699810	2,000
00603092	16,000	01056345	24,000	03699810	4,000	03699810	40,000	03699810	2,000
00603092	14,000	01056345	26,000	03699810	2,000	03699810	42,000	03699810	2,000
00603092	14,000	01056345	26,000	03699810	2,000	03699810	42,000	03699810	2,000
00603092	14,000	01056345	24,000	03699810	2,000	03699810	42,000	03699810	2,000
00603092	2,000	01056345	24,000	03699810	2,000	03699810	40,000	03699810	2,000
00603092	2,000	01056345	24,000	03699810	2,000	03699810	42,000	03699810	2,000
00603092	58,000	01056345	24,000	03699810	2,000	03699810	24,000	03699810	2,000
00603092	58,000	01056345	26,000	03699810	2,000	03699810	24,000	03699810	2,000
00603092	6,000	01056345	26,000	03699810	4,000	03699810	26,000	03699810	4,000
00603092	8,000	01056345	24,000	03699810	2,000	03699810	24,000	03699810	2,000
00603092	8,000	01056345	24,000	03699810	2,000	03699810	26,000	03699810	2,000
00603092	6,000	01056345	24,000	03699810	2,000	03699810	26,000	03699810	4,000
00603092	6,000	01056345	24,000	03699810	2,000	03699810	24,000	03699810	2,000
00603092	6,000	01056345	24,000	03699810	2,000	03699810	26,000	03699810	2,000
00603092	8,000	01056345	26,000	03699810	2,000	03699810	26,000	03699810	2,000
00603092	8,000	01056345	26,000	03699810	2,000	03699810	26,000	03699810	2,000
00603092	6,000	01056345	26,000	03699810	2,000	03699810	24,000	03699810	4,000
00603092	6,000	01056345	26,000	03699810	2,000	03699810	26,000	03699810	2,000
00603092	6,000	01056345	24,000	03699810	2,000	03699810	24,000	03699810	2,000
00603092	6,000	01056345	26,000	03699810	2,000	03699810	26,000	03699810	2,000
00603092	6,000	01056345	20,000	03699810	2,000	03699810	24,000	03699810	2,000
00603092	6,000	01056345	20,000	03699810	4,000	03699810	24,000	03699810	2,000
00603092	6,000	01056345	20,000	03699810	2,000	03699810	26,000	03699810	2,000
00603092	6,000	01056345	20,000	03699810	2,000	03699810	24,000	03699810	2,000
00603092	6,000	01056345	22,000	03699810	14,000	03699810	26,000	03699810	2,000
00603092	8,000	01056345	20,000	03699810	16,000	03699810	24,000	03699810	2,000
00603092	8,000	01056345	20,000	03699810	16,000	03699810	24,000	03699810	2,000
00603092	6,000	01056345	84,000	03699810	16,000	03699810	24,000	03699810	2,000
00603092	6,000	01056345	82,000	03699810	16,000	03699810	26,000	03699810	2,000
00603092	6,000	01056345	82,000	03699810	16,000	03699810	26,000	03699810	2,000
00603092	6,000	01056345	84,000	03699810	16,000	03699810	24,000	03699810	2,000
00603092	6,000	01056345	84,000	03699810	16,000	03699810	26,000	03699810	2,000
00603092	10,000	01056345	84,000	03699810	16,000	03699810	26,000	03699810	2,000
00603092	10,000	01056345	84,000	03699810	14,000	03699810	26,000	03699810	4,000
00603092	8,000	01056345	82,000	03699810	16,000	03699810	24,000	03699810	2,000
00603092	8,000	01056345	84,000	03699810	16,000	03699810	24,000	03699810	2,000
00603092	8,000	01056345	126,000	03699810	16,000	03699810	24,000	03699810	4,000
00603092	8,000	01056345	126,000	03699810	16,000	03699810	26,000	03699810	4,000
00603092	8,000	01056345	126,000	03699810	16,000	03699810	24,000	03699810	2,000
00603092	8,000	01056345	168,000	03699810	16,000	03699810	418,000	03699810	2,000
00603092	8,000	01056345	460,000	03699810	16,000	03699810	418,000	03699810	2,000
00603092	8,000	01056345	458,000	03699810	16,000	03699810	416,000	03699810	2,000
00603092	10,000	01056345	460,000	03699810	16,000	03699810	418,000	03699810	2,000
00603092	10,000	01056345	458,000	03699810	14,000	03699810	6,000	03699810	2,000
00603092	8,000	01056345	24,000	03699810	16,000	03699810	8,000	03699810	32,000
00603092	8,000	01056345	24,000	03699810	14,000	03699810	6,000	03699810	32,000
00603092	8,000	01056345	24,000	03699810	16,000	03699810	6,000	03699810	34,000
00603092	8,000	01056345	22,000	03699810	16,000	03699810	6,000	03699810	34,000
00603092	8,000	01056345	24,000	03699810	16,000	03699810	8,000	03699810	34,000
00603092	8,000	01056345	24,000	03699810	14,000	03699810	6,000	03699810	34,000
00603092	10,000	01056345	24,000	03699810	16,000	03699810	6,000	03699810	10,000
00603092	8,000	01056345	24,000	03699810	16,000	03699810	6,000	03699810	10,000
00603092	10,000	01056345	42,000	03699810	14,000	03699810	6,000	03699810	10,000
00603092	10,000	01056345	42,000	03699810	16,000	03699810	6,000	03699810	8,000
00603092	10,000	01056345	40,000	03699810	14,000	03699810	6,000	03699810	10,000
00603092	8,000	01056345	42,000	03699810	16,000	03699810	6,000	03699810	10,000
00603092	10,000	01056345	42,000	03699810	16,000	03699810	6,000	03699810	8,000
00603092	10,000	01056345	58,000	03699810	14,000	03699810	6,000	03699810	10,000
00603092	12,000	01056345	50,000	03699810	14,000	03699810	6,000	03699810	10,000
00603092	12,000	01056345	50,000	03699810	16,000	03699810	6,000	03699810	8,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
03699810	10,000	03699810	4,000	03699810	34,000	03699810	14,000	03699810	20,000
03699810	8,000	03699810	4,000	03699810	34,000	03699810	14,000	03699810	20,000
03699810	10,000	03699810	4,000	03699810	34,000	03699810	14,000	03699810	20,000
03699810	8,000	03699810	4,000	03699810	32,000	03699810	14,000	03699810	20,000
03699810	10,000	03699810	2,000	03699810	32,000	03699810	14,000	03699810	20,000
03699810	10,000	03699810	4,000	03699810	34,000	03699810	14,000	03699810	20,000
03699810	8,000	03699810	2,000	03699810	32,000	03699810	14,000	03699810	20,000
03699810	10,000	03699810	2,000	03699810	34,000	03699810	14,000	03699810	20,000
03699810	8,000	03699810	2,000	03699810	34,000	03699810	16,000	03699810	20,000
03699810	8,000	03699810	2,000	03699810	32,000	03699810	14,000	03699810	20,000
03699810	8,000	03699810	2,000	03699810	34,000	03699810	14,000	03699810	20,000
03699810	10,000	03699810	4,000	03699810	34,000	03699810	14,000	03699810	20,000
03699810	8,000	03699810	4,000	03699810	32,000	03699810	16,000	03699810	20,000
03699810	10,000	03699810	4,000	03699810	34,000	03699810	14,000	03699810	20,000
03699810	10,000	03699810	4,000	03699810	34,000	03699810	16,000	03699810	20,000
03699810	8,000	03699810	2,000	03699810	34,000	03699810	14,000	03699810	20,000
03699810	10,000	03699810	4,000	03699810	32,000	03699810	14,000	03699810	20,000
03699810	8,000	03699810	4,000	03699810	34,000	03699810	14,000	03699810	20,000
03699810	8,000	03699810	2,000	03699810	32,000	03699810	2,000	03699810	20,000
03699810	8,000	03699810	4,000	03699810	34,000	03699810	2,000	03699810	20,000
03699810	10,000	03699810	4,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	8,000	03699810	4,000	03699810	4,000	03699810	2,000	03699810	20,000
03699810	8,000	03699810	4,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	8,000	03699810	4,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	4,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	2,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	16,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	2,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	2,000	03699810	16,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	16,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	2,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	2,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	2,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	2,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	14,000	03699810	4,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	2,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	20,000
03699810	4,000	03699810	16,000	03699810	2,000	03699810	2,000	03699810	16,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	14,000
03699810	2,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	14,000
03699810	2,000	03699810	16,000	03699810	2,000	03699810	4,000	03699810	16,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	16,000	03699810	2,000	03699810	2,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	4,000	03699810	14,000
03699810	2,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	4,000	03699810	14,000
03699810	2,000	03699810	16,000	03699810	2,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	4,000	03699810	14,000
03699810	2,000	03699810	14,000	03699810	2,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	14,000
03699810	2,000	03699810	14,000	03699810	4,000	03699810	4,000	03699810	14,000
03699810	2,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	14,000
03699810	2,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	14,000
03699810	4,000	03699810	14,000	03699810	2,000	03699810	2,000	03699810	14,000
03699810	4,000	03699810	16,000	03699810	2,000	03699810	4,000	03699810	16,000
03699810	2,000	03699810	16,000	03699810	14,000	03699810	4,000	03699810	14,000
03699810	2,000	03699810	14,000	03699810	14,000	03699810	4,000	03699810	16,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	34,000	03699810	16,000	03699810	2,000	03699810	14,000
03699810	2,000	03699810	34,000	03699810	14,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	32,000	03699810	14,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	2,000	03699810	14,000
03699810	2,000	03699810	32,000	03699810	14,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	32,000	03699810	16,000	03699810	2,000	03699810	14,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	4,000	03699810	16,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	32,000	03699810	14,000	03699810	4,000	03699810	14,000
03699810	4,000	03599810	34,000	03699810	14,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	2,000	03699810	14,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	2,000	03699810	14,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	2,000	03699810	14,000
03699810	2,000	03699810	32,000	03699810	16,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	4,000	03699810	16,000
03699810	4,000	03699810	32,000	03699810	14,000	03699810	2,000	03699810	16,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	2,000	03699810	16,000
03699810	2,000	03699810	32,000	03699810	14,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	4,000	03699810	16,000
03699810	4,000	03699810	32,000	03699810	14,000	03699810	4,000	03699810	14,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	4,000	03699810	2,000
03699810	4,000	03699810	32,000	03699810	14,000	03699810	4,000	03699810	2,000
03699810	4,000	03699810	32,000	03699810	14,000	03699810	20,000	03699810	4,000
03699810	4,000	03699810	34,000	03699810	16,000	03699810	20,000	03699810	4,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	20,000	03699810	2,000
03699810	2,000	03699810	34,000	03699810	14,000	03699810	20,000	03699810	2,000
03699810	4,000	03699810	34,000	03699810	14,000	03699810	20,000	03699810	4,000
03699810	4,000	03699810	32,000	03699810	14,000	03699810	20,000	03699810	4,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
03699810	4,000	03699810	12,000	03699810	24,000	03699810	4,000	03699810	10,000
03699810	4,000	03699810	2,000	03699810	124,000	03699810	2,000	03699810	8,000
03699810	2,000	03699810	2,000	03699810	124,000	03699810	4,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	126,000	03699810	4,000	03699810	10,000
03699810	2,000	03699810	20,000	03699810	124,000	03699810	2,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	126,000	03699810	4,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	126,000	03699810	4,000	03699810	8,000
03699810	2,000	03699810	20,000	03699810	126,000	03699810	4,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	126,000	03699810	4,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	124,000	03699810	4,000	03699810	8,000
03699810	2,000	03699810	20,000	03699810	126,000	03699810	4,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	124,000	03699810	4,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	126,000	03699810	4,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	126,000	03699810	4,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	124,000	03699810	4,000	03699810	8,000
03699810	2,000	03699810	20,000	03699810	124,000	03699810	4,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	126,000	03699810	4,000	03699810	8,000
03699810	2,000	03699810	20,000	03699810	124,000	03699810	2,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	126,000	03699810	4,000	03699810	10,000
03699810	2,000	03699810	20,000	03699810	126,000	03699810	4,000	03699810	10,000
03699810	2,000	03699810	20,000	03699810	126,000	03699810	4,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	124,000	03699810	4,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	126,000	03699810	2,000	03699810	8,000
03699810	2,000	03699810	20,000	03699810	126,000	03699810	6,000	03699810	10,000
03699810	2,000	03699810	20,000	03699810	124,000	03699810	6,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	10,000
03699810	2,000	03699810	20,000	03699810	12,000	03699810	6,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	12,000	03699810	6,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	12,000	03699810	6,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	12,000	03699810	6,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	12,000	03699810	6,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	14,000	03699810	8,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	12,000	03699810	6,000	03699810	8,000
03699810	4,000	03699810	20,000	03699810	12,000	03699810	8,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	10,000
03699810	2,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	14,000	03699810	8,000	03699810	10,000
03699810	4,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	10,000
03699810	2,000	03699810	20,000	03699810	12,000	03699810	6,000	03699810	8,000
03699810	50,000	03699810	20,000	03699810	12,000	03699810	6,000	03699810	8,000
03699810	50,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	8,000
03699810	50,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	8,000
03699810	50,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	10,000
03699810	50,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	8,000
03699810	50,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	10,000
03699810	50,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	50,000	03699810	20,000	03699810	12,000	03699810	6,000	03699810	2,000
03699810	50,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	50,000	03699810	20,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	50,000	03699810	20,000	03699810	12,000	03699810	8,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	12,000	03699810	6,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	12,000	03699810	6,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	12,000	03699810	6,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	12,000	03699810	6,000	03699810	4,000
03699810	12,000	03699810	24,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	12,000	03699810	22,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	12,000	03699810	6,000	03699810	4,000
03699810	12,000	03699810	24,000	03699810	12,000	03699810	6,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	14,000	03699810	22,000	03699810	12,000	03699810	6,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	12,000	03699810	6,000	03699810	2,000
03699810	14,000	03699810	22,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	14,000	03699810	22,000	03699810	12,000	03699810	6,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	14,000	03699810	6,000	03699810	4,000
03699810	14,000	03699810	22,000	03699810	12,000	03699810	8,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	12,000	03699810	6,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	12,000	03699810	6,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	12,000	03699810	6,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	14,000	03699810	8,000	03699810	4,000
03699810	14,000	03699810	22,000	03699810	12,000	03699810	4,000	03699810	2,000
03699810	12,000	03699810	22,000	03699810	14,000	03699810	4,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	4,000	03699810	2,000	03699810	4,000
03699810	14,000	03699810	24,000	03699810	4,000	03699810	2,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	2,000	03699810	4,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	4,000	03699810	2,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	4,000	03699810	2,000	03699810	4,000
03699810	12,000	03699810	24,000	03699810	4,000	03699810	2,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	4,000	03699810	4,000	03699810	4,000
03699810	14,000	03699810	24,000	03699810	4,000	03699810	4,000	03699810	2,000
03699810	12,000	03699810	22,000	03699810	2,000	03699810	4,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	4,000	03699810	4,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	4,000	03699810	4,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	2,000	03699810	2,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	4,000	03699810	4,000	03699810	2,000
03699810	12,000	03699810	22,000	03699810	4,000	03699810	2,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	4,000	03699810	4,000	03699810	2,000
03699810	14,000	03699810	22,000	03699810	4,000	03699810	4,000	03699810	2,000
03699810	12,000	03699810	22,000	03699810	4,000	03699810	2,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	2,000	03699810	2,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	4,000	03699810	2,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	4,000	03699810	2,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	4,000	03699810	4,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	4,000	03699810	4,000	03699810	2,000
03699810	14,000	03699810	22,000	03699810	4,000	03699810	2,000	03699810	2,000
03699810	14,000	03699810	22,000	03699810	4,000	03699810	2,000	03699810	2,000
03699810	12,000	03699810	24,000	03699810	4,000	03699810	4,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	4,000	03699810	10,000	03699810	2,000
03699810	14,000	03699810	24,000	03699810	4,000	03699810	8,000	03699810	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
03699810	2,000	03699810	8,000	03699810	10,000	03699810	12,000	03699810	2,000
03699810	2,000	03699810	10,000	03699810	10,000	03699810	14,000	03699810	4,000
03699810	2,000	03699810	10,000	03699810	8,000	03699810	12,000	03699810	2,000
03699810	22,000	03699810	8,000	03699810	10,000	03699810	12,000	03699810	4,000
03699810	24,000	03699810	10,000	03699810	8,000	03699810	12,000	03699810	4,000
03699810	24,000	03699810	8,000	03699810	58,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	8,000	03699810	58,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	58,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	58,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	58,000	03699810	10,000	03699810	4,000
03699810	22,000	03699810	4,000	03699810	58,000	03699810	8,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	58,000	03699810	8,000	03699810	2,000
03699810	24,000	03699810	2,000	03699810	58,000	03699810	10,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	60,000	03699810	8,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	58,000	03699810	8,000	03699810	2,000
03699810	22,000	03699810	2,000	03699810	60,000	03699810	10,000	03699810	2,000
03699810	24,000	03699810	2,000	03699810	58,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	58,000	03699810	10,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	8,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	8,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	8,000	03699810	2,000
03699810	22,000	03699810	2,000	03699810	20,000	03699810	10,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	8,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	10,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	8,000	03699810	4,000
03699810	24,000	03699810	2,000	03699810	20,000	03699810	8,000	03699810	4,000
03699810	22,000	03699810	4,000	03699810	20,000	03699810	8,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	8,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	8,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	2,000	03699810	20,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	20,000	03699810	10,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	2,000	03699810	8,000	03699810	4,000
03699810	24,000	03699810	2,000	03699810	2,000	03699810	8,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	2,000	03699810	8,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	2,000	03699810	8,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	168,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	166,000	03699810	8,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	166,000	03699810	8,000	03699810	4,000
03699810	24,000	03699810	2,000	03699810	166,000	03699810	10,000	03699810	4,000
03699810	22,000	03699810	4,000	03699810	168,000	03699810	8,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	166,000	03699810	10,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	166,000	03699810	8,000	03699810	2,000
03699810	24,000	03699810	4,000	03699810	168,000	03699810	8,000	03699810	2,000
03699810	24,000	03699810	2,000	03699810	168,000	03699810	8,000	03699810	4,000
03699810	24,000	03699810	4,000	03699810	168,000	03699810	10,000	03699810	4,000
03699810	24,000	03699810	2,000	03699810	166,000	03699810	8,000	03699810	4,000
03699810	22,000	03699810	4,000	03699810	166,000	03699810	8,000	03699810	2,000
03699810	208,000	03699810	2,000	03699810	168,000	03699810	8,000	03699810	2,000
03699810	208,000	03699810	4,000	03699810	168,000	03699810	10,000	03699810	4,000
03699810	208,000	03699810	4,000	03699810	166,000	03699810	6,000	03699810	2,000
03699810	210,000	03699810	2,000	03699810	2,000	03699810	6,000	03699810	2,000
03699810	208,000	03699810	8,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	210,000	03699810	8,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	10,000	03699810	8,000	03699810	12,000	03699810	6,000	03699810	4,000
03699810	10,000	03699810	8,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	8,000	03699810	8,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	10,000	03699810	10,000	03699810	14,000	03699810	8,000	03699810	2,000
03699810	8,000	03699810	8,000	03699810	14,000	03699810	6,000	03699810	2,000
03699810	8,000	03699810	10,000	03699810	14,000	03699810	6,000	03699810	10,000
03699810	10,000	03699810	8,000	03699810	14,000	03699810	6,000	03699810	10,000
03699810	10,000	03699810	8,000	03699810	14,000	03699810	6,000	03699810	12,000
03699810	8,000	03699810	10,000	03699810	14,000	03699810	6,000	03699810	10,000
03699810	8,000	03699810	10,000	03699810	14,000	03699810	6,000	03699810	12,000
03699810	8,000	03699810	10,000	03699810	14,000	03699810	6,000	03699810	12,000
03699810	10,000	03699810	10,000	03699810	12,000	03699810	6,000	03699810	10,000
03699810	8,000	03699810	8,000	03699810	12,000	03699810	6,000	03699810	12,000
03699810	10,000	03699810	10,000	03699810	12,000	03699810	8,000	03699810	12,000
03699810	10,000	03699810	10,000	03699810	14,000	03699810	6,000	03699810	12,000
03699810	10,000	03699810	10,000	03699810	12,000	03699810	8,000	03699810	12,000
03699810	8,000	03699810	8,000	03699810	14,000	03699810	6,000	03699810	10,000
03699810	8,000	03699810	10,000	03699810	12,000	03699810	6,000	03699810	12,000
03699810	8,000	03699810	10,000	03699810	14,000	03699810	24,000	03699810	12,000
03699810	8,000	03699810	10,000	03699810	14,000	03699810	24,000	03699810	12,000
03699810	8,000	03699810	8,000	03699810	12,000	03699810	24,000	03699810	12,000
03699810	8,000	03699810	10,000	03699810	14,000	03699810	24,000	03699810	10,000
03699810	8,000	03699810	8,000	03699810	14,000	03699810	24,000	03699810	12,000
03699810	8,000	03699810	10,000	03699810	12,000	03699810	24,000	03699810	10,000
03699810	10,000	03699810	8,000	03699810	12,000	03699810	24,000	03699810	12,000
03699810	8,000	03699810	8,000	03699810	12,000	03699810	24,000	03699810	12,000
03699810	8,000	03699810	10,000	03699810	12,000	03699810	24,000	03699810	10,000
03699810	10,000	03699810	8,000	03699810	14,000	03699810	24,000	03699810	10,000
03699810	8,000	03699810	8,000	03699810	12,000	03699810	24,000	03699810	10,000
03699810	10,000	03699810	8,000	03699810	12,000	03699810	24,000	03699810	12,000
03699810	8,000	03699810	8,000	03699810	14,000	03699810	24,000	03699810	12,000
03699810	10,000	03699810	8,000	03699810	14,000	03699810	24,000	03699810	12,000
03699810	10,000	03699810	8,000	03699810	12,000	03699810	22,000	03699810	10,000
03699810	10,000	03699810	8,000	03699810	14,000	03699810	24,000	03699810	12,000
03699810	8,000	03699810	8,000	03699810	14,000	03699810	22,000	03699810	10,000
03699810	8,000	03699810	8,000	03699810	12,000	03699810	24,000	03699810	12,000
03699810	8,000	03699810	8,000	03699810	12,000	03699810	24,000	03699810	12,000
03699810	10,000	03699810	10,000	03699810	12,000	03699810	24,000	03699810	12,000
03699810	10,000	03699810	10,000	03699810	14,000	03699810	24,000	03699810	10,000
03699810	8,000	03699810	10,000	03699810	12,000	03699810	4,000	03699810	10,000
03699810	8,000	03699810	10,000	03699810	14,000	03699810	2,000	03699810	12,000
03699810	8,000	03699810	10,000	03699810	14,000	03699810	4,000	03699810	12,000
03699810	10,000	03699810	8,000	03699810	12,000	03699810	4,000	03699810	10,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
03699810	12,000	03699810	20,000	03699810	6,000	03699810	24,000	03699810	14,000
03699810	12,000	03699810	20,000	03699810	6,000	03699810	24,000	03699810	14,000
03699810	12,000	03699810	20,000	03699810	6,000	03699810	26,000	03699810	14,000
03699810	12,000	03699810	20,000	03699810	8,000	03699810	26,000	03699810	14,000
03699810	12,000	03699810	20,000	03699810	6,000	03699810	26,000	03699810	14,000
03699810	12,000	03699810	20,000	03699810	6,000	03699810	26,000	03699810	12,000
03699810	12,000	03699810	20,000	03699810	8,000	03699810	24,000	03699810	14,000
03699810	10,000	03699810	20,000	03699810	6,000	03699810	26,000	03699810	12,000
03699810	10,000	03699810	20,000	03699810	6,000	03699810	24,000	03699810	14,000
03699810	12,000	03699810	20,000	03699810	8,000	03699810	24,000	03699810	14,000
03699810	12,000	03699810	20,000	03699810	8,000	03699810	24,000	03699810	12,000
03699810	12,000	03699810	20,000	03699810	6,000	03699810	26,000	03699810	14,000
03699810	66,000	03699810	20,000	03699810	6,000	03699810	26,000	03699810	12,000
03699810	66,000	03699810	20,000	03699810	6,000	03699810	24,000	03699810	12,000
03699810	68,000	03699810	20,000	03699810	6,000	03699810	24,000	03699810	12,000
03699810	68,000	03699810	20,000	03699810	6,000	03699810	24,000	03699810	14,000
03699810	68,000	03699810	20,000	03699810	6,000	03699810	26,000	03699810	12,000
03699810	66,000	03699810	20,000	03699810	6,000	03699810	24,000	03699810	14,000
03699810	66,000	03699810	12,000	03699810	8,000	03699810	26,000	03699810	14,000
03699810	66,000	03699810	12,000	03699810	6,000	03699810	24,000	03699810	14,000
03699810	66,000	03699810	12,000	03699810	6,000	03699810	24,000	03699810	14,000
03699810	66,000	03699810	12,000	03699810	8,000	03699810	24,000	03699810	12,000
03699810	66,000	03699810	10,000	03699810	6,000	03699810	26,000	03699810	14,000
03699810	66,000	03699810	12,000	03699810	8,000	03699810	26,000	03699810	12,000
03699810	68,000	03699810	12,000	03699810	6,000	03699810	26,000	03699810	14,000
03699810	66,000	03699810	12,000	03699810	6,000	03699810	26,000	03699810	14,000
03699810	66,000	03699810	10,000	03699810	6,000	03699810	26,000	03699810	12,000
03699810	68,000	03699810	10,000	03699810	6,000	03699810	24,000	03699810	14,000
03699810	68,000	03699810	12,000	03699810	6,000	03699810	26,000	03699810	50,000
03699810	66,000	03699810	12,000	03699810	6,000	03699810	26,000	03699810	50,000
03699810	68,000	03699810	10,000	03699810	6,000	03699810	24,000	03699810	50,000
03699810	66,000	03699810	12,000	03699810	8,000	03699810	26,000	03699810	50,000
03699810	66,000	03699810	10,000	03699810	6,000	03699810	26,000	03699810	50,000
03699810	66,000	03699810	12,000	03699810	6,000	03699810	24,000	03699810	50,000
03699810	66,000	03699810	10,000	03699810	8,000	03699810	2,000	03699810	50,000
03699810	66,000	03699810	10,000	03699810	8,000	03699810	2,000	03699810	50,000
03699810	66,000	03699810	12,000	03699810	8,000	03699810	2,000	03699810	50,000
03699810	66,000	03699810	10,000	03699810	6,000	03699810	2,000	03699810	50,000
03699810	66,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	68,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	68,000	03699810	10,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	66,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	68,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	66,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	68,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	66,000	03699810	10,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	66,000	03699810	10,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	68,000	03699810	10,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	10,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	10,000	03699810	2,000	03699810	2,000	03699810	52,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	10,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	10,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	10,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	10,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	52,000
03699810	2,000	03699810	12,000	03699810	2,000	03699810	2,000	03699810	52,000
03699810	2,000	03699810	10,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	84,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	2,000	03699810	84,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	20,000	03699810	82,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	20,000	03699810	82,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	20,000	03699810	84,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	20,000	03699810	84,000	03699810	2,000	03699810	2,000	03699810	52,000
03699810	20,000	03699810	84,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	20,000	03699810	84,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	20,000	03699810	84,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	20,000	03699810	84,000	03699810	2,000	03699810	2,000	03699810	50,000
03699810	20,000	03699810	82,000	03699810	2,000	03699810	2,000	03699810	2,000
03699810	20,000	03699810	84,000	03699810	2,000	03699810	2,000	03699810	4,000
03699810	20,000	03699810	84,000	03699810	2,000	03699810	12,000	03699810	4,000
03699810	20,000	03699810	82,000	03699810	2,000	03699810	12,000	03699810	4,000
03699810	20,000	03699810	84,000	03699810	2,000	03699810	12,000	03699810	4,000
03699810	20,000	03699810	84,000	03699810	2,000	03699810	14,000	03699810	4,000
03699810	20,000	03699810	84,000	03699810	2,000	03699810	14,000	03699810	4,000
03699810	20,000	03699810	84,000	03699810	2,000	03699810	12,000	03699810	4,000
03699810	20,000	03699810	84,000	03699810	24,000	03699810	14,000	03699810	4,000
03699810	20,000	03699810	84,000	03699810	24,000	03699810	12,000	03699810	2,000
03699810	20,000	03699810	84,000	03699810	24,000	03699810	12,000	03699810	4,000
03699810	20,000	03699810	84,000	03699810	24,000	03699810	12,000	03699810	4,000
03699810	20,000	03699810	6,000	03699810	26,000	03699810	14,000	03699810	4,000
03699810	20,000	03699810	6,000	03699810	24,000	03699810	14,000	03699810	4,000
03699810	20,000	03699810	6,000	03699810	26,000	03699810	12,000	03699810	2,000
03699810	20,000	03699810	8,000	03699810	24,000	03699810	14,000	03699810	4,000
03699810	20,000	03699810	8,000	03699810	26,000	03699810	14,000	03699810	4,000
03699810	20,000	03699810	6,000	03699810	24,000	03699810	12,000	03699810	4,000
03699810	20,000	03699810	6,000	03699810	24,000	03699810	14,000	03699810	4,000
03699810	20,000	03699810	6,000	03699810	24,000	03699810	14,000	03699810	2,000
03699810	20,000	03699810	6,000	03699810	24,000	03699810	12,000	03699810	4,000
03699810	20,000	03699810	6,000	03699810	24,000	03699810	14,000	03699810	4,000
03699810	20,000	03699810	6,000	03699810	26,000	03699810	14,000	03699810	4,000
03699810	20,000	03699810	8,000	03699810	26,000	03699810	12,000	03699810	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
03699810	2,000	03699810	26,000	03699810	2,000	03699810	18,000	03699810	6,000
03699810	2,000	03699810	26,000	03699810	2,000	03699810	18,000	03699810	6,000
03699810	2,000	03699810	26,000	03699810	2,000	03699810	16,000	03699810	6,000
03699810	4,000	03699810	26,000	03699810	2,000	03699810	18,000	03699810	6,000
03699810	2,000	03699810	26,000	03699810	4,000	03699810	16,000	03699810	6,000
03699810	2,000	03699810	24,000	03699810	2,000	03699810	18,000	03699810	6,000
03699810	4,000	03699810	26,000	03699810	2,000	03699810	18,000	03699810	6,000
03699810	4,000	03699810	24,000	03699810	2,000	03699810	18,000	03699810	6,000
03699810	4,000	03699810	26,000	03699810	2,000	03699810	16,000	03699810	6,000
03699810	2,000	03699810	26,000	03699810	2,000	03699810	16,000	03699810	6,000
03699810	2,000	03699810	24,000	03699810	2,000	03699810	18,000	03699810	8,000
03699810	4,000	03699810	24,000	03699810	2,000	03699810	18,000	03699810	6,000
03699810	4,000	03699810	24,000	03699810	2,000	03699810	16,000	03699810	8,000
03699810	4,000	03699810	2,000	03699810	2,000	03699810	18,000	03699810	8,000
03699810	2,000	03699810	2,000	03699810	2,000	03699810	18,000	03699810	6,000
03699810	2,000	03699810	2,000	03699810	2,000	03699810	18,000	03699810	6,000
03699810	4,000	03699810	2,000	03699810	2,000	03699810	18,000	03699810	6,000
03699810	4,000	03699810	2,000	03699810	2,000	03699810	18,000	03699810	6,000
03699810	4,000	03699810	2,000	03699810	2,000	03699810	18,000	03699810	8,000
03699810	4,000	03699810	2,000	03699810	2,000	03699810	18,000	03699810	8,000
03699810	4,000	03699810	2,000	03699810	2,000	03699810	458,000	03699810	6,000
03699810	2,000	03699810	2,000	03699810	2,000	03699810	460,000	03699810	6,000
03699810	4,000	03699810	2,000	03699810	2,000	03699810	460,000	03699810	6,000
03699810	2,000	03699810	2,000	03699810	2,000	03699810	460,000	03699810	6,000
03699810	4,000	03699810	2,000	03699810	2,000	03699810	458,000	03699810	6,000
03699810	2,000	03699810	2,000	03699810	2,000	03699810	460,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	2,000	03699810	460,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	2,000	03699810	458,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	2,000	03699810	460,000	03699810	6,000
03699810	20,000	03699810	2,000	03699810	2,000	03699810	460,000	03699810	6,000
03699810	20,000	03699810	2,000	03699810	2,000	03699810	458,000	03699810	8,000
03699810	18,000	03699810	2,000	03699810	2,000	03699810	458,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	2,000	03699810	460,000	03699810	6,000
03699810	20,000	03699810	2,000	03699810	2,000	03699810	460,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	2,000	03699810	14,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	2,000	03699810	14,000	03699810	8,000
03699810	18,000	03699810	2,000	03699810	2,000	03699810	12,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	12,000	03699810	14,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	14,000	03699810	12,000	03699810	8,000
03699810	18,000	03699810	2,000	03699810	12,000	03699810	12,000	03699810	6,000
03699810	20,000	03699810	2,000	03699810	14,000	03699810	14,000	03699810	6,000
03699810	20,000	03699810	2,000	03699810	14,000	03699810	12,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	12,000	03699810	14,000	03699810	6,000
03699810	20,000	03699810	2,000	03699810	12,000	03699810	12,000	03699810	8,000
03699810	18,000	03699810	2,000	03699810	14,000	03699810	12,000	03699810	6,000
03699810	20,000	03699810	2,000	03699810	14,000	03699810	14,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	12,000	03699810	14,000	03699810	334,000
03699810	18,000	03699810	2,000	03699810	14,000	03699810	14,000	03699810	334,000
03699810	20,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	334,000
03699810	18,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	334,000
03699810	18,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	8,000
03699810	18,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	8,000
03699810	18,000	03699810	76,000	03699810	14,000	03699810	20,000	03699810	8,000
03699810	18,000	03699810	76,000	03699810	14,000	03699810	20,000	03699810	6,000
03699810	18,000	03699810	74,000	03699810	14,000	03699810	20,000	03699810	8,000
03699810	18,000	03699810	76,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	18,000	03699810	74,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	18,000	03699810	74,000	03699810	14,000	03699810	20,000	03699810	6,000
03699810	20,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	6,000
03699810	18,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	8,000
03699810	20,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	8,000
03699810	18,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	24,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	24,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	24,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	8,000
03699810	26,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	8,000
03699810	24,000	03699810	2,000	03699810	13,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	24,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	24,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	24,000	03699810	2,000	03699810	14,000	03699810	20,000	03699810	6,000
03699810	24,000	03699810	4,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	12,000	03699810	20,000	03699810	6,000
03699810	24,000	03699810	2,000	03699810	252,000	03699810	20,000	03699810	8,000
03699810	26,000	03699810	2,000	03699810	252,000	03699810	20,000	03699810	6,000
03699810	24,000	03699810	2,000	03699810	250,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	16,000	03699810	20,000	03699810	8,000
03699810	24,000	03699810	2,000	03699810	18,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	18,000	03699810	20,000	03699810	6,000
03699810	24,000	03699810	2,000	03699810	18,000	03699810	20,000	03699810	6,000
03699810	24,000	03699810	2,000	03699810	18,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	16,000	03699810	20,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	16,000	03699810	20,000	03699810	6,000
03699810	24,000	03699810	2,000	03699810	16,000	03699810	20,000	03699810	8,000
03699810	24,000	03699810	2,000	03699810	18,000	03699810	8,000	03699810	6,000
03699810	26,000	03699810	2,000	03699810	16,000	03699810	6,000	03699810	8,000
03699810	24,000	03699810	2,000	03699810	18,000	03699810	6,000	03699810	12,000
03699810	26,000	03699810	2,000	03699810	16,000	03699810	6,000	03699810	12,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
03699810	12,000	03699810	4,000	06450952	2,000	14402890	2,000	18900622	2,000
03699810	10,000	03699810	4,000	07232044	2,000	14402890	2,000	18900622	2,000
03699810	10,000	03699810	4,000	07322591	2,000	14700705	4,000	18900622	2,000
03699810	12,000	03699810	4,000	07332591	2,000	15323215	2,000	18900622	2,000
03699810	12,000	03699810	4,000	07332591	2,000	15461005	6,000	18900622	2,000
03699810	12,000	03699810	2,000	07332591	2,000	15475248	2,000	18900622	2,000
03699810	10,000	03699810	4,000	07332591	2,000	15742132	18,000	18900622	2,000
03699810	10,000	03699810	4,000	07332591	2,000	15742132	24,000	18900622	2,000
03699810	12,000	03699810	4,000	07332591	2,000	15742132	4,000	18900622	2,000
03699810	12,000	03699810	2,000	07332591	2,000	15980306	2,000	18900622	2,000
03699810	12,000	03699810	4,000	07332591	2,000	16063767	14,000	18900622	2,000
03699810	10,000	03699810	2,000	07332591	2,000	16063767	4,000	18900622	2,000
03699810	12,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	10,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	12,000	03699810	2,000	07332591	2,000	16149670	4,000	18900622	2,000
03699810	10,000	03699810	4,000	07332591	2,000	16149670	20,000	18900622	2,000
03699810	12,000	03699810	2,000	07332591	2,000	16149670	4,000	18900622	2,000
03699810	10,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	12,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	12,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	12,000	03699810	2,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	2,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	2,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	2,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	2,000	07332591	2,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	2,000	07342659	22,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	2,000	09731511	24,000	16149670	4,000	18900622	2,000
03699810	2,000	03699810	2,000	09731511	24,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	09731511	24,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	09731511	20,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	2,000	09731511	20,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	2,000	09731511	20,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	09731511	20,000	16149670	2,000	18900622	2,000
03699810	2,000	03699810	4,000	09731511	334,000	16149670000	2,000	18900622	2,000
03699810	2,000	03699810	4,000	09731511	58,000	16234912	2,000	18900622	2,000
03699810	2,000	03699810	4,000	09731511	126,000	16706745	2,000	18900622	2,000
03699810	2,000	03699810	4,000	09731511	210,000	17083015	2,000	18900622	2,000
03699810	2,000	03786683	4,000	09731511	50,000	17083015	2,000	18900622	2,000
03699810	2,000	04095077	24,000	09731511	294,000	17083015	2,000	18900622	2,000
03699810	2,000	04566163	2,000	09731511	34,000	17083015	4,000	18900622	2,000
03699810	4,000	04666987	2,000	09731511	32,000	17140562	24,000	18900622	2,000
03699810	4,000	04994401	252,000	09731511	34,000	17388532	2,000	18900622	2,000
03699810	4,000	04994401	334,000	09731511	32,000	17388532	2,000	18900622	2,000
03699810	4,000	04994401	18,000	09731511	84,000	17388532	2,000	18900622	2,000
03699810	4,000	04994401	12,000	09731511	84,000	175234	20,000	18900622	2,000
03699810	2,000	04994401	26,000	09731511	26,000	17736711	2,000	18900622	2,000
03699810	4,000	04994401	24,000	09731511	26,000	17768835	2,000	18900622	2,000
03699810	4,000	04994401	24,000	09731511	26,000	18074310	18,000	18900622	2,000
03699810	4,000	04994401	24,000	09731511	26,000	18074310	6,000	18900622	2,000
03699810	4,000	04994401	26,000	09731511	26,000	18074310	12,000	18900622	2,000
03699810	4,000	04994401	24,000	09731511	26,000	18074310	2,000	18900622	2,000
03699810	4,000	04994401	26,000	10180347	4,000	18074310	2,000	18900622	2,000
03699810	4,000	04994401	26,000	10180347	2,000	18074310	2,000	18900622	2,000
03699810	4,000	04994401	16,000	10472017	2,000	18074310	2,000	18900622	2,000
03699810	2,000	04994401	16,000	10472017	10,000	18074310	2,000	18900622	2,000
03699810	2,000	04994401	20,000	108641	2,000	18074310	2,000	18928731	2,000
03699810	2,000	04994401	20,000	110102196308010098	2,000	18074310	2,000	18928731	2,000
03699810	4,000	04994401	20,000	11063932	2,000	18074310	2,000	18928731	2,000
03699810	2,000	04994401	20,000	11193268	4,000	18074310	2,000	19080394	2,000
03699810	2,000	04994401	6,000	11193268	4,000	18074310	2,000	19416135	2,000
03699810	4,000	04994401	12,000	11215137	2,000	18074310	2,000	19725196	2,000
03699810	4,000	04994401	68,000	11347570	2,000	18074310	10,000	20008070	2,000
03699810	4,000	04994401	168,000	11639664	2,000	18074310	2,000	20008070	6,000
03699810	4,000	04994401	24,000	11723201	8,000	181711	24,000	20008070	4,000
03699810	2,000	04994401	24,000	11735476	4,000	18506719	2,000	20008070	24,000
03699810	4,000	04994401	24,000	12047143	2,000	18900622	2,000	20030796	2,000
03699810	2,000	04994401	24,000	12430984	2,000	18900622	2,000	20030796	4,000
03699810	4,000	04994401	24,000	12566745	2,000	18900622	2,000	20030796	2,000
03699810	4,000	04994401	24,000	12834423	2,000	18900622	2,000	20030796	4,000
03699810	2,000	04994401	24,000	130085528	4,000	18900622	2,000	20085092	2,000
03699810	4,000	04994401	24,000	138616006	2,000	18900622	2,000	20699669	4,000
03699810	4,000	04994401	22,000	14204018	4,000	18900622	2,000	20722189	2,000
03699810	4,000	04994401	10,000	14209563	2,000	18900622	4,000	20788230	2,000
03699810	2,000	04994401	10,000	14402890	2,000	18900622	2,000	20794661	2,000
03699810	2,000	04994401	42,000	14402890	4,000	18900622	2,000	20794661	2,000
03699810	4,000	04994401	40,000	14402890	4,000	18900622	2,000	20794661	2,000
03699810	4,000	04994401	32,000	14402890	2,000	18900622	2,000	20794661	2,000
03699810	4,000	04994401	34,000	14402890	6,000	18900622	2,000	20794661	2,000
03699810	4,000	04994401	32,000	14402890	2,000	18900622	2,000	20794661	2,000
03699810	4,000	04994401	34,000	14402890	2,000	18900622	2,000	20794661	2,000
03699810	4,000	04994401	2,000	14402890	2,000	18900622	2,000	20794661	2,000
03699810	4,000	04994401	2,000	14402890	2,000	18900622	2,000	20794661	2,000
03699810	2,000	04994401	4,000	14402890	2,000	18900622	2,000	210229834	2,000
03699810	4,000	04994401	2,000	14402890	2,000	18900622	2,000	210425342	2,000
03699810	4,000	05246845	2,000	14402890	2,000	18900622	2,000	21474343	2,000
03699810	4,000	05514303	2,000	14402890	2,000	18900622	2,000	21611901	12,000
03699810	4,000	06124032	2,000	14402890	2,000	18900622	2,000	21624562	4,000
03699810	2,000	06300442	20,000	14402890	2,000	18900622	2,000	21733058	2,000
03699810	4,000	06325244	2,000	14402890	2,000	18900622	2,000	21733058	2,000
03699810	4,000	06349383	4,000	14402890	2,000	18900622	2,000	21733058	2,000
03699810	4,000	06385501	2,000	14402890	2,000	18900622	2,000	21733058	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
21733058	2,000	7441346	2,000	7441346	208,000	7441346	8,000	7441346	22,000
21733058	2,000	7441346	4,000	7441346	208,000	7441346	6,000	7441346	24,000
21733058	2,000	7441346	6,000	7441346	208,000	7441346	6,000	7441346	24,000
21733058	2,000	7441346	6,000	7441346	208,000	7441346	6,000	7441346	24,000
21733058	2,000	7441346	6,000	7441346	208,000	7441346	6,000	7441346	24,000
21733058	2,000	7441346	6,000	7441346	210,000	7441346	6,000	7441346	24,000
21733058	2,000	7441346	6,000	7441346	210,000	7441346	6,000	7441346	22,000
21733058	2,000	7441346	6,000	7441346	208,000	7441346	6,000	7441346	24,000
21733058	2,000	7441346	6,000	7441346	208,000	7441346	8,000	7441346	22,000
21733058	2,000	7441346	6,000	7441346	208,000	7441346	6,000	7441346	24,000
21733058	4,000	7441346	8,000	7441346	66,000	7441346	8,000	7441346	24,000
21981542	2,000	7441346	6,000	7441346	66,000	7441346	6,000	7441346	22,000
22307983	4,000	7441346	6,000	7441346	68,000	7441346	6,000	7441346	22,000
266687	2,000	7441346	6,000	7441346	66,000	7441346	6,000	7441346	24,000
31250305	2,000	7441346	6,000	7441346	68,000	7441346	6,000	7441346	24,000
31250305	2,000	7441346	6,000	7441346	68,000	7441346	6,000	7441346	24,000
31250305	2,000	7441346	6,000	7441346	68,000	7441346	8,000	7441346	22,000
31250305	2,000	7441346	6,000	7441346	66,000	7441346	8,000	7441346	24,000
31250305	2,000	7441346	6,000	7441346	66,000	7441346	24,000	7441346	12,000
31250305	2,000	7441346	6,000	7441346	68,000	7441346	24,000	7441346	14,000
31250305	2,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	12,000
31250305	2,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	14,000
31444994	2,000	7441346	8,000	7441346	20,000	7441346	26,000	7441346	14,000
32045731	4,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	14,000
32245434	2,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	12,000
32277980	26,000	7441346	8,000	7441346	20,000	7441346	24,000	7441346	12,000
32362824	4,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	14,000
34180559	2,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	12,000
34243311	42,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	14,000
34303751	2,000	7441346	6,000	7441346	20,000	7441346	24,000	7441346	12,000
34756168	10,000	7441346	6,000	7441346	20,000	7441346	24,000	7441346	14,000
35364455	2,000	7441346	8,000	7441346	20,000	7441346	24,000	7441346	14,000
35679373	2,000	7441346	6,000	7441346	20,000	7441346	24,000	7441346	14,000
35679373	2,000	7441346	6,000	7441346	20,000	7441346	24,000	7441346	14,000
35679373	26,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	14,000
35679373	20,000	7441346	6,000	7441346	20,000	7441346	24,000	7441346	14,000
35679373	2,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	12,000
35679373	2,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	12,000
35679373	34,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	12,000
35679373	14,000	7441346	8,000	7441346	20,000	7441346	26,000	7441346	14,000
36621981	2,000	7441346	8,000	7441346	20,000	7441346	26,000	7441346	14,000
36621981	2,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	14,000
36621981	2,000	7441346	6,000	7441346	20,000	7441346	24,000	7441346	14,000
37071854	2,000	7441346	8,000	7441346	20,000	7441346	24,000	7441346	14,000
37128243	2,000	7441346	6,000	7441346	20,000	7441346	24,000	7441346	14,000
37128243	2,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	14,000
440401660923048	2,000	7441346	6,000	7441346	20,000	7441346	24,000	7441346	14,000
492360	8,000	7441346	6,000	7441346	20,000	7441346	24,000	7441346	14,000
592312	24,000	7441346	6,000	7441346	20,000	7441346	26,000	7441346	18,000
598871	8,000	7441346	6,000	7441346	20,000	7441346	24,000	7441346	18,000
609768	4,000	7441346	8,000	7441346	20,000	7441346	26,000	7441346	18,000
654384	2,000	7441346	8,000	7441346	20,000	7441346	26,000	7441346	18,000
704894236	2,000	7441346	12,000	7441346	20,000	7441346	24,000	7441346	20,000
7441346	2,000	7441346	12,000	7441346	20,000	7441346	24,000	7441346	18,000
7441346	2,000	7441346	14,000	7441346	20,000	7441346	24,000	7441346	20,000
7441346	2,000	7441346	14,000	7441346	20,000	7441346	26,000	7441346	18,000
7441346	4,000	7441346	14,000	7441346	20,000	7441346	24,000	7441346	18,000
7441346	4,000	7441346	14,000	7441346	20,000	7441346	24,000	7441346	18,000
7441346	4,000	7441346	14,000	7441346	20,000	7441346	24,000	7441346	18,000
7441346	4,000	7441346	14,000	7441346	20,000	7441346	26,000	7441346	20,000
7441346	2,000	7441346	14,000	7441346	20,000	7441346	24,000	7441346	18,000
7441346	4,000	7441346	14,000	7441346	20,000	7441346	26,000	7441346	20,000
7441346	4,000	7441346	14,000	7441346	20,000	7441346	24,000	7441346	20,000
7441346	4,000	7441346	12,000	7441346	20,000	7441346	26,000	7441346	18,000
7441346	4,000	7441346	12,000	7441346	20,000	7441346	26,000	7441346	18,000
7441346	4,000	7441346	12,000	7441346	20,000	7441346	26,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	20,000	7441346	24,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	20,000	7441346	26,000	7441346	22,000
7441346	4,000	7441346	12,000	7441346	20,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	20,000	7441346	460,000	7441346	22,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	460,000	7441346	24,000
7441346	2,000	7441346	12,000	7441346	6,000	7441346	458,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	460,000	7441346	22,000
7441346	4,000	7441346	12,000	7441346	6,000	7441346	458,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	6,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	6,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	8,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	458,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	6,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	8,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	458,000	7441346	22,000
7441346	4,000	7441346	12,000	7441346	6,000	7441346	458,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	6,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	6,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	6,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	458,000	7441346	24,000
7441346	2,000	7441346	12,000	7441346	8,000	7441346	460,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	6,000	7441346	22,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	24,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	8,000	7441346	24,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	6,000	7441346	22,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	24,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	24,000	7441346	24,000
7441346	4,000	7441346	12,000	7441346	6,000	7441346	22,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	24,000	7441346	24,000
7441346	2,000	7441346	12,000	7441346	8,000	7441346	24,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	8,000	7441346	24,000	7441346	24,000
7441346	4,000	7441346	14,000	7441346	6,000	7441346	24,000	7441346	24,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
7441346	24,000	7441346	124,000	7441346	14,000	7441346	168,000	7441346	26,000
7441346	22,000	7441346	126,000	7441346	14,000	7441346	168,000	7441346	20,000
7441346	24,000	7441346	124,000	7441346	14,000	7441346	168,000	7441346	20,000
7441346	24,000	7441346	124,000	7441346	14,000	7441346	168,000	7441346	20,000
7441346	24,000	7441346	126,000	7441346	16,000	7441346	168,000	7441346	20,000
7441346	22,000	7441346	124,000	7441346	14,000	7441346	166,000	7441346	20,000
7441346	24,000	7441346	124,000	7441346	14,000	7441346	166,000	7441346	20,000
7441346	24,000	7441346	126,000	7441346	14,000	7441346	166,000	7441346	20,000
7441346	24,000	7441346	126,000	7441346	16,000	7441346	168,000	7441346	20,000
7441346	24,000	7441346	126,000	7441346	16,000	7441346	166,000	7441346	20,000
7441346	24,000	7441346	126,000	7441346	16,000	7441346	166,000	7441346	20,000
7441346	22,000	7441346	124,000	7441346	14,000	7441346	166,000	7441346	20,000
7441346	24,000	7441346	126,000	7441346	14,000	7441346	166,000	7441346	20,000
7441346	32,000	7441346	126,000	7441346	14,000	7441346	168,000	7441346	20,000
7441346	34,000	7441346	126,000	7441346	14,000	7441346	166,000	7441346	20,000
7441346	32,000	7441346	126,000	7441346	14,000	7441346	168,000	7441346	20,000
7441346	32,000	7441346	126,000	7441346	16,000	7441346	2,000	7441346	20,000
7441346	32,000	7441346	126,000	7441346	14,000	7441346	2,000	7441346	20,000
7441346	32,000	7441346	124,000	7441346	14,000	7441346	2,000	7441346	20,000
7441346	34,000	7441346	126,000	7441346	14,000	7441346	4,000	7441346	20,000
7441346	34,000	7441346	2,000	7441346	14,000	7441346	2,000	7441346	20,000
7441346	34,000	7441346	4,000	7441346	14,000	7441346	2,000	7441346	20,000
7441346	34,000	7441346	2,000	7441346	14,000	7441346	2,000	7441346	20,000
7441346	34,000	7441346	2,000	7441346	14,000	7441346	6,000	7441346	20,000
7441346	34,000	7441346	4,000	7441346	14,000	7441346	6,000	7441346	20,000
7441346	34,000	7441346	4,000	7441346	14,000	7441346	6,000	7441346	20,000
7441346	34,000	7441346	2,000	7441346	14,000	7441346	6,000	7441346	20,000
7441346	32,000	7441346	4,000	7441346	14,000	7441346	8,000	7441346	20,000
7441346	32,000	7441346	4,000	7441346	16,000	7441346	6,000	7441346	20,000
7441346	32,000	7441346	2,000	7441346	14,000	7441346	8,000	7441346	20,000
7441346	34,000	7441346	2,000	7441346	14,000	7441346	6,000	7441346	20,000
7441346	32,000	7441346	2,000	7441346	14,000	7441346	6,000	7441346	20,000
7441346	32,000	7441346	4,000	7441346	14,000	7441346	6,000	7441346	20,000
7441346	34,000	7441346	4,000	7441346	14,000	7441346	74,000	7441346	20,000
7441346	32,000	7441346	4,000	7441346	16,000	7441346	76,000	7441346	20,000
7441346	32,000	7441346	4,000	7441346	42,000	7441346	74,000	7441346	20,000
7441346	34,000	7441346	4,000	7441346	42,000	7441346	76,000	7441346	20,000
7441346	34,000	7441346	4,000	7441346	42,000	7441346	76,000	7441346	20,000
7441346	34,000	7441346	2,000	7441346	42,000	7441346	76,000	7441346	20,000
7441346	34,000	7441346	4,000	7441346	42,000	7441346	76,000	7441346	20,000
7441346	32,000	7441346	2,000	7441346	42,000	7441346	74,000	7441346	20,000
7441346	14,000	7441346	4,000	7441346	42,000	7441346	76,000	7441346	20,000
7441346	16,000	7441346	4,000	7441346	42,000	7441346	76,000	7441346	20,000
7441346	16,000	7441346	4,000	7441346	42,000	7441346	76,000	7441346	20,000
7441346	16,000	7441346	4,000	7441346	40,000	7441346	74,000	7441346	20,000
7441346	14,000	7441346	4,000	7441346	42,000	7441346	76,000	7441346	20,000
7441346	16,000	7441346	4,000	7441346	40,000	7441346	74,000	7441346	20,000
7441346	14,000	7441346	4,000	7441346	42,000	7441346	76,000	7441346	20,000
7441346	16,000	7441346	4,000	7441346	42,000	7441346	76,000	7441346	20,000
7441346	16,000	7441346	2,000	7441346	42,000	7441346	76,000	7441346	20,000
7441346	14,000	7441346	2,000	7441346	40,000	7441346	74,000	7441346	20,000
7441346	16,000	7441346	4,000	7441346	42,000	7441346	76,000	7441346	10,000
7441346	16,000	7441346	2,000	7441346	42,000	7441346	76,000	7441346	8,000
7441346	16,000	7441346	4,000	7441346	42,000	7441346	76,000	7441346	10,000
7441346	16,000	7441346	4,000	7441346	42,000	7441346	24,000	7441346	10,000
7441346	16,000	7441346	4,000	7441346	42,000	7441346	26,000	7441346	10,000
7441346	16,000	7441346	2,000	7441346	40,000	7441346	26,000	7441346	8,000
7441346	16,000	7441346	2,000	7441346	42,000	7441346	26,000	7441346	8,000
7441346	14,000	7441346	2,000	7441346	42,000	7441346	26,000	7441346	8,000
7441346	16,000	7441346	4,000	7441346	42,000	7441346	24,000	7441346	8,000
7441346	16,000	7441346	4,000	7441346	42,000	7441346	24,000	7441346	8,000
7441346	16,000	7441346	2,000	7441346	42,000	7441346	24,000	7441346	8,000
7441346	16,000	7441346	4,000	7441346	42,000	7441346	26,000	7441346	8,000
7441346	14,000	7441346	4,000	7441346	42,000	7441346	26,000	7441346	8,000
7441346	16,000	7441346	4,000	7441346	42,000	7441346	24,000	7441346	10,000
7441346	16,000	7441346	2,000	7441346	42,000	7441346	24,000	7441346	10,000
7441346	16,000	7441346	2,000	7441346	40,000	7441346	24,000	7441346	10,000
7441346	14,000	7441346	2,000	7441346	42,000	7441346	26,000	7441346	10,000
7441346	16,000	7441346	4,000	7441346	42,000	7441346	26,000	7441346	8,000
7441346	14,000	7441346	4,000	7441346	42,000	7441346	26,000	7441346	8,000
7441346	84,000	7441346	50,000	7441346	42,000	7441346	26,000	7441346	8,000
7441346	84,000	7441346	50,000	7441346	42,000	7441346	26,000	7441346	8,000
7441346	84,000	7441346	50,000	7441346	42,000	7441346	26,000	7441346	8,000
7441346	84,000	7441346	50,000	7441346	42,000	7441346	26,000	7441346	10,000
7441346	84,000	7441346	50,000	7441346	334,000	7441346	26,000	7441346	10,000
7441346	84,000	7441346	50,000	7441346	334,000	7441346	24,000	7441346	8,000
7441346	82,000	7441346	50,000	7441346	334,000	7441346	26,000	7441346	8,000
7441346	82,000	7441346	50,000	7441346	334,000	7441346	26,000	7441346	8,000
7441346	84,000	7441346	50,000	7441346	376,000	7441346	24,000	7441346	10,000
7441346	82,000	7441346	50,000	7441346	376,000	7441346	26,000	7441346	10,000
7441346	84,000	7441346	50,000	7441346	2,000	7441346	24,000	7441346	8,000
7441346	82,000	7441346	50,000	7441346	2,000	7441346	26,000	7441346	8,000
7441346	82,000	7441346	50,000	7441346	2,000	7441346	26,000	7441346	10,000
7441346	82,000	7441346	50,000	7441346	2,000	7441346	24,000	7441346	10,000
7441346	84,000	7441346	50,000	7441346	2,000	7441346	24,000	7441346	10,000
7441346	82,000	7441346	50,000	7441346	4,000	7441346	24,000	7441346	8,000
7441346	84,000	7441346	50,000	7441346	2,000	7441346	26,000	7441346	8,000
7441346	84,000	7441346	14,000	7441346	2,000	7441346	26,000	7441346	8,000
7441346	84,000	7441346	14,000	7441346	2,000	7441346	26,000	7441346	8,000
7441346	82,000	7441346	14,000	7441346	2,000	7441346	24,000	7441346	8,000
7441346	84,000	7441346	14,000	7441346	2,000	7441346	24,000	7441346	8,000
7441346	84,000	7441346	14,000	7441346	2,000	7441346	26,000	7441346	8,000
7441346	84,000	7441346	14,000	7441346	2,000	7441346	26,000	7441346	8,000
7441346	84,000	7441346	14,000	7441346	2,000	7441346	26,000	7441346	8,000
7441346	84,000	7441346	14,000	7441346	4,000	7441346	24,000	7441346	8,000
7441346	84,000	7441346	14,000	7441346	2,000	7441346	24,000	7441346	10,000
7441346	84,000	7441346	14,000	7441346	2,000	7441346	26,000	7441346	8,000
7441346	84,000	7441346	14,000	7441346	2,000	7441346	26,000	7441346	8,000
7441346	84,000	7441346	14,000	7441346	2,000	7441346	24,000	7441346	8,000
7441346	82,000	7441346	14,000	7441346	2,000	7441346	24,000	7441346	14,000
7441346	84,000	7441346	14,000	7441346	4,000	7441346	24,000	7441346	12,000
7441346	124,000	7441346	16,000	7441346	168,000	7441346	24,000	7441346	14,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
7441346	14,000	7441346	250,000	7441346	2,000	7441346	60,000	A1862769	2,000
7441346	12,000	7441346	250,000	7441346	2,000	7441346	58,000	A1867507	2,000
7441346	14,000	7441346	2,000	7441346	4,000	7441346	58,000	A1914351	2,000
7441346	14,000	7441346	2,000	7441346	2,000	7441346	58,000	A1953810	2,000
7441346	14,000	7441346	2,000	7441346	2,000	7441346	58,000	A1954779	2,000
7441346	12,000	7441346	4,000	7441346	4,000	7441346	58,000	A1956755	2,000
7441346	12,000	7441346	4,000	7441346	2,000	751342492	2,000	A1981954	2,000
7441346	14,000	7441346	4,000	7441346	2,000	A0013148	2,000	A2069027	2,000
7441346	14,000	7441346	20,000	7441346	2,000	A0061096	4,000	A2079340	2,000
7441346	14,000	7441346	20,000	7441346	4,000	A0080953	2,000	A2119768	2,000
7441346	12,000	7441346	22,000	7441346	2,000	A0105077	2,000	A2137022	2,000
7441346	14,000	7441346	20,000	7441346	4,000	A0109897	2,000	A2150231	2,000
7441346	12,000	7441346	20,000	7441346	2,000	A0112030	2,000	A2154857	2,000
7441346	12,000	7441346	20,000	7441346	4,000	A0113967	2,000	A2164909	2,000
7441346	14,000	7441346	20,000	7441346	12,000	A0118179	2,000	A220420A	2,000
7441346	12,000	7441346	20,000	7441346	12,000	A0147209	2,000	A2260916	2,000
7441346	14,000	7441346	20,000	7441346	12,000	A0161805	2,000	A2271977	2,000
7441346	14,000	7441346	20,000	7441346	12,000	A0187820	2,000	A227450A	2,000
7441346	14,000	7441346	20,000	7441346	12,000	A0203222	2,000	A2281417	2,000
7441346	14,000	7441346	20,000	7441346	12,000	A0224750	2,000	A2288799	2,000
7441346	14,000	7441346	20,000	7441346	12,000	A030858A	2,000	A2302562	2,000
7441346	12,000	7441346	20,000	7441346	12,000	A0310037	2,000	A2303747	2,000
7441346	14,000	7441346	20,000	7441346	10,000	A0358897	2,000	A2345067	2,000
7441346	12,000	7441346	20,000	7441346	10,000	A0374035	2,000	A2348740	4,000
7441346	14,000	7441346	20,000	7441346	10,000	A038507	2,000	A2369829	2,000
7441346	12,000	7441346	20,000	7441346	12,000	A0396969	4,000	A2383961	14,000
7441346	14,000	7441346	20,000	7441346	10,000	A040659A	2,000	A2406929	2,000
7441346	12,000	7441346	20,000	7441346	12,000	A0444157	2,000	A2406937	2,000
7441346	12,000	7441346	20,000	7441346	12,000	A0485627	2,000	A2411116	2,000
7441346	12,000	7441346	20,000	7441346	12,000	A0490566	2,000	A2417718	6,000
7441346	14,000	7441346	20,000	7441346	10,000	A0492704	2,000	A2466344	2,000
7441346	12,000	7441346	20,000	7441346	12,000	A0492992	2,000	A2474495	2,000
7441346	12,000	7441346	20,000	7441346	12,000	A053282A	2,000	A2481688	4,000
7441346	12,000	7441346	20,000	7441346	12,000	A054383A	2,000	A2496006	6,000
7441346	12,000	7441346	20,000	7441346	460,000	A0572430	2,000	A250310A	2,000
7441346	12,000	7441346	20,000	7441346	460,000	A0615210	2,000	A2516457	2,000
7441346	14,000	7441346	20,000	7441346	460,000	A0657592	2,000	A2520748	2,000
7441346	12,000	7441346	20,000	7441346	460,000	A0668640	2,000	A2550515	2,000
7441346	12,000	7441346	20,000	7441346	458,000	A0690808	2,000	A255894A	2,000
7441346	12,000	7441346	20,000	7441346	460,000	A0698485	2,000	A2569135	2,000
7441346	12,000	7441346	20,000	7441346	458,000	A0706674	2,000	A2593850	2,000
7441346	12,000	7441346	20,000	7441346	460,000	A0714855	2,000	A2598593	2,000
7441346	14,000	7441346	20,000	7441346	458,000	A0722130	2,000	A2616990	2,000
7441346	12,000	7441346	20,000	7441346	460,000	A0722149	2,000	A2625000	2,000
7441346	14,000	7441346	20,000	7441346	460,000	A0756310	2,000	A2658154	2,000
7441346	14,000	7441346	20,000	7441346	460,000	A0764216	14,000	A2658898	2,000
7441346	12,000	7441346	20,000	7441346	460,000	A0780998	2,000	A2700231	2,000
7441346	2,000	7441346	20,000	7441346	458,000	A0830650	2,000	A2701157	4,000
7441346	2,000	7441346	20,000	7441346	458,000	A084225A	2,000	A2726761	10,000
7441346	4,000	7441346	20,000	7441346	460,000	A084497A	2,000	A2776130	2,000
7441346	4,000	7441346	20,000	7441346	460,000	A0853804	2,000	A2779148	2,000
7441346	4,000	7441346	20,000	7441346	460,000	A086105A	2,000	A2780456	2,000
7441346	2,000	7441346	20,000	7441346	460,000	A0869824	4,000	A2812730	2,000
7441346	4,000	7441346	20,000	7441346	460,000	A0896481	2,000	A282450A	2,000
7441346	4,000	7441346	20,000	7441346	458,000	A0908722	2,000	A282979A	2,000
7441346	4,000	7441346	20,000	7441346	458,000	A0912622	2,000	A2830356	8,000
7441346	4,000	7441346	20,000	7441346	460,000	A0949704	2,000	A2860506	2,000
7441346	4,000	7441346	20,000	7441346	20,000	A0973478	2,000	A2870781	4,000
7441346	2,000	7441346	16,000	7441346	20,000	A0976620	2,000	A2929999	2,000
7441346	2,000	7441346	14,000	7441346	20,000	A0991050	2,000	A2950114	6,000
7441346	4,000	7441346	14,000	7441346	20,000	A1013117	2,000	A2963992	2,000
7441346	4,000	7441346	14,000	7441346	20,000	A105669A	2,000	A299653A	2,000
7441346	2,000	7441346	14,000	7441346	20,000	A1065338	2,000	A3027026	2,000
7441346	4,000	7441346	14,000	7441346	20,000	A1065346	2,000	A3052292	2,000
7441346	4,000	7441346	14,000	7441346	20,000	A1091096	4,000	A3105434	2,000
7441346	2,000	7441346	16,000	7441346	60,000	A110872A	4,000	A3111140	2,000
7441346	2,000	7441346	16,000	7441346	58,000	A1143355	2,000	A3115200	2,000
7441346	2,000	7441346	14,000	7441346	58,000	A1187239	2,000	A3116460	4,000
7441346	4,000	7441346	14,000	7441346	58,000	A1253312	2,000	A3119338	6,000
7441346	4,000	7441346	14,000	7441346	60,000	A1273607	2,000	A3127993	2,000
7441346	4,000	7441346	14,000	7441346	60,000	A1273615	2,000	A3128477	2,000
7441346	2,000	7441346	14,000	7441346	58,000	A1310138	2,000	A3145045	2,000
7441346	2,000	7441346	14,000	7441346	58,000	A1318260	2,000	A3169106	4,000
7441346	4,000	7441346	14,000	7441346	58,000	A1318279	2,000	A3217607	2,000
7441346	2,000	7441346	16,000	7441346	60,000	A1336269	2,000	A3232622	2,000
7441346	4,000	7441346	14,000	7441346	58,000	A1346396	2,000	A3235338	2,000
7441346	4,000	7441346	16,000	7441346	58,000	A1349441	2,000	A3236180	2,000
7441346	4,000	7441346	14,000	7441346	58,000	A1369965	2,000	A324647A	2,000
7441346	4,000	7441346	14,000	7441346	58,000	A1374993	2,000	A3256772	4,000
7441346	4,000	7441346	14,000	7441346	58,000	A1376368	2,000	A3287001	2,000
7441346	4,000	7441346	14,000	7441346	60,000	A1412763	2,000	A3287664	2,000
7441346	4,000	7441346	418,000	7441346	58,000	A141877A	2,000	A3293109	2,000
7441346	4,000	7441346	416,000	7441346	58,000	A1454695	2,000	A3296116	4,000
7441346	4,000	7441346	418,000	7441346	58,000	A1478640	4,000	A3305794	2,000
7441346	2,000	7441346	418,000	7441346	58,000	A1483229	2,000	A3336452	2,000
7441346	2,000	7441346	418,000	7441346	58,000	A1484551	2,000	A3343372	2,000
7441346	4,000	7441346	418,000	7441346	58,000	A1494859	2,000	A3370553	2,000
7441346	4,000	7441346	418,000	7441346	60,000	A149977A	2,000	A3389459	2,000
7441346	4,000	7441346	418,000	7441346	58,000	A1511206	2,000	A3395548	2,000
7441346	2,000	7441346	418,000	7441346	60,000	A153849A	2,000	A3397885	2,000
7441346	2,000	7441346	418,000	7441346	58,000	A156377A	2,000	A3398385	2,000
7441346	4,000	7441346	418,000	7441346	60,000	A1569239	2,000	A3406337	2,000
7441346	4,000	7441346	418,000	7441346	58,000	A1592125	2,000	A3418106	2,000
7441346	4,000	7441346	18,000	7441346	58,000	A1604697	2,000	A3420690	2,000
7441346	4,000	7441346	18,000	7441346	58,000	A162194A	2,000	A3452207	2,000
7441346	4,000	7441346	16,000	7441346	60,000	A1637722	2,000	A3456776	2,000
7441346	4,000	7441346	16,000	7441346	58,000	A1670517	2,000	A3459589	2,000
7441346	250,000	7441346	18,000	7441346	58,000	A1681888	2,000	A3460447	2,000
7441346	250,000	7441346	18,000	7441346	58,000	A1754214	2,000	A3464248	2,000
7441346	250,000	7441346	18,000	7441346	58,000	A1815701	2,000	A3466976	2,000
7441346	252,000	7441346	2,000	7441346	58,000	A1835418	2,000	A3505459	2,000
7441346	250,000	7441346	2,000	7441346	60,000	A1849185	2,000	A3526715	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
A3542788	2,000	A5223663	2,000	A693699A	6,000	A7921090	2,000	A8697178	2,000
A3560786	2,000	A5224597	2,000	A6940091	2,000	A7926416	8,000	A8734693	2,000
A3575104	2,000	A5276023	2,000	A6942884	2,000	A7946212	2,000	A8740340	2,000
A3589970	2,000	A5287807	2,000	A6945522	2,000	A7946476	2,000	A8752128	2,000
A3606476	2,000	A5340600	2,000	A6945549	2,000	A7947634	12,000	A8753809	4,000
A3609548	2,000	A5394239	2,000	A6970314	2,000	A7948134	2,000	A8754597	2,000
A3614320	2,000	A5402266	2,000	A698062A	2,000	A795696A	2,000	A8756905	2,000
A3646036	2,000	A5403092	2,000	A6981774	2,000	A7958709	2,000	A8782388	2,000
A3697099	2,000	A5416968	2,000	A6993233	2,000	A795973A	2,000	A8788068	2,000
A3698311	2,000	A5429253	2,000	A7029554	2,000	A7969387	2,000	A879324A	2,000
A3698990	2,000	A5436446	2,000	A7053692	2,000	A7977630	4,000	A8794580	2,000
A3757105	4,000	A5440877	2,000	A706550A	2,000	A7986923	2,000	A8795420	2,000
A3791990	2,000	A544631A	2,000	A7080789	2,000	A7987865	2,000	A8801390	2,000
A3804782	2,000	A5455971	2,000	A7082587	2,000	A8000096	2,000	A8835899	2,000
A3806211	2,000	A5489302	2,000	A7091497	2,000	A8003168	2,000	A883986A	2,000
A3820524	2,000	A5501817	2,000	A7092914	2,000	A8011594	2,000	A885849A	4,000
A3874012	2,000	A5514560	2,000	A7112389	2,000	A8017622	2,000	A8861563	2,000
A3894730	2,000	A5520536	4,000	A7117402	2,000	A8019102	4,000	A8862586	2,000
A3902881	2,000	A553717A	2,000	A7139295	2,000	A8049494	2,000	A8866743	2,000
A3915010	4,000	A5542866	4,000	A7157102	2,000	A8056245	4,000	A888315A	2,000
A3935488	2,000	A5546543	2,000	A7167035	2,000	A8061273	4,000	A8890725	2,000
A3952447	2,000	A5555291	2,000	A7188504	2,000	A8081231	2,000	A8893309	2,000
A3979280	2,000	A5557111	4,000	A7196027	2,000	A8084346	2,000	A8901387	2,000
A399431A	24,000	A5562379	2,000	A7200695	6,000	A8092810	2,000	A8904068	2,000
A4074516	2,000	A5563596	2,000	A7211859	2,000	A8105459	2,000	A8905269	2,000
A4081202	6,000	A5603431	2,000	A7218152	2,000	A8114954	2,000	A8920764	8,000
A4103974	2,000	A565804A	2,000	A7222753	4,000	A8119751	2,000	A8927556	2,000
A412159A	4,000	A5663132	4,000	A722909A	2,000	A8121241	2,000	A8928226	2,000
A4125730	2,000	A5725340	2,000	A7233747	2,000	A8138322	2,000	A8928536	2,000
A4128705	6,000	A5743918	2,000	A7245095	4,000	A8144314	2,000	A8934285	2,000
A4145936	6,000	A5746194	2,000	A7255422	2,000	A8145655	2,000	A8934870	2,000
A4165163	14,000	A575538A	2,000	A7257522	2,000	A8149049	2,000	A8946429	2,000
A4180103	4,000	A579671A	2,000	A726118A	2,000	A8154913	2,000	A8959105	2,000
A4208989	6,000	A5798542	2,000	A7296137	2,000	A8159060	2,000	A8964079	2,000
A4208997	4,000	A5819426	2,000	A7302579	2,000	A8169031	2,000	A8967744	2,000
A4209179	2,000	A5844226	2,000	A7308097	2,000	A8185576	2,000	A8970737	2,000
A4209969	2,000	A5884392	2,000	A7327555	2,000	A8189350	2,000	A8971504	2,000
A4210118	2,000	A5893324	2,000	A7337909	2,000	A8195121	2,000	A8984177	2,000
A4210339	2,000	A5907228	2,000	A7360250	84,000	A8206301	2,000	A8990924	2,000
A4218607	2,000	A5919552	2,000	A737832A	2,000	A8219233	2,000	A8993990	2,000
A4221748	2,000	A5922316	2,000	A7379679	2,000	A8227627	2,000	A9019556	2,000
A4232928	8,000	A5930785	2,000	A7393981	4,000	A8227732	2,000	A9026315	2,000
A4237946	4,000	A5932214	2,000	A7416574	6,000	A8235794	2,000	A9030568	2,000
A4242664	2,000	A5941337	2,000	A7417074	6,000	A8236308	2,000	A9030681	2,000
A4328674	4,000	A5969957	2,000	A7440629	2,000	A8247741	2,000	A9040587	34,000
A433612A	20,000	A5974782	2,000	A744702A	2,000	A826655A	2,000	A9041543	2,000
A4453746	2,000	A5994511	2,000	A7451590	2,000	A8276121	2,000	A9044763	2,000
A4482991	2,000	A6007646	2,000	A7455715	2,000	A8277942	2,000	A9048858	2,000
A4483181	2,000	A6033841	2,000	A746837A	2,000	A8294030	4,000	A9061331	2,000
A4484412	2,000	A6036190	2,000	A7476402	2,000	A8296572	2,000	A9065647	2,000
A4514575	2,000	A6041704	2,000	A7503779	2,000	A8310338	2,000	A9080158	2,000
A4514583	2,000	A605234A	2,000	A7512735	2,000	A8314767	2,000	A9083653	2,000
A4540045	2,000	A6059204	2,000	A7538890	2,000	A8339263	2,000	A9088884	2,000
A4540053	2,000	A6084640	2,000	A7560675	2,000	A835677A	2,000	A908935A	2,000
A4563487	2,000	A6123999	2,000	A756476A	2,000	A8360483	2,000	A9090013	2,000
A4568268	2,000	A616640A	2,000	A757854A	2,000	A8360793	2,000	A9100736	2,000
A4605163	4,000	A6172701	2,000	A7584094	2,000	A8362591	2,000	A9102917	2,000
A4632713	2,000	A6203607	2,000	A7622581	2,000	A8376185	2,000	A9103506	10,000
A4649918	2,000	A6240057	2,000	A7639700	2,000	A8379826	2,000	A9123612	2,000
A4667835	2,000	A6276140	2,000	A7646758	4,000	A8383092	2,000	A9140711	2,000
A4671425	2,000	A6296001	2,000	A7646820	4,000	A8384161	4,000	A9153988	4,000
A4711710	2,000	A6301471	2,000	A7656230	2,000	A8392644	4,000	A9159692	2,000
A4722577	2,000	A6302753	2,000	A7667089	2,000	A8398618	2,000	A9163738	2,000
A4722917	2,000	A6314549	2,000	A766831A	2,000	A8419852	4,000	A9170416	2,000
A4736535	2,000	A6315073	2,000	A7671868	2,000	A8420125	2,000	A917683A	2,000
A4739127	4,000	A6319400	2,000	A7673135	2,000	A8426069	2,000	A9212291	2,000
A4741318	2,000	A6394798	2,000	A7684471	2,000	A8438865	2,000	A9222149	2,000
A4744473	2,000	A6427270	2,000	A7685117	2,000	A8443451	2,000	A9225059	2,000
A4771950	6,000	A6443810	2,000	A768787A	2,000	A8444164	2,000	A9245351	4,000
A4777193	2,000	A6452739	2,000	A7692636	4,000	A8447430	2,000	A9258445	2,000
A4782162	4,000	A6457676	2,000	A7694108	2,000	A8453228	2,000	A9269188	2,000
A4783320	2,000	A6461509	2,000	A7711665	2,000	A8462685	2,000	A9270828	2,000
A4823810	2,000	A6503988	2,000	A7717175	4,000	A8468225	2,000	A9288247	2,000
A4832658	2,000	A6506014	2,000	A7723574	2,000	A8468322	2,000	A9290411	2,000
A4849992	2,000	A6506049	2,000	A7731976	2,000	A8472494	2,000	A9298765	2,000
A4854436	2,000	A6517431	2,000	A7733898	2,000	A8476937	2,000	A931633A	2,000
A4892286	2,000	A654028A	2,000	A7752604	2,000	A8480756	2,000	A9325983	2,000
A4906821	2,000	A6549260	2,000	A7754186	2,000	A8484948	2,000	A9327064	2,000
A4912538	2,000	A6562895	2,000	A7757134	2,000	A8485154	2,000	A9335717	2,000
A4919737	2,000	A6629582	2,000	A7766621	2,000	A849028A	2,000	A9336276	2,000
A4932164	2,000	A6648935	2,000	A7780578	2,000	A8495737	2,000	A9342853	2,000
A4940337	2,000	A6656261		A7786622	2,000	A8515932	2,000	A9343469	2,000
A4940345	4,000	A9234635	2,000	A7792681	2,000	A8537421	2,000	A9355882	2,000
A4966174	2,000	A6657055	2,000	A780678A	2,000	A8544576	2,000	A9356250	2,000
A4966859	2,000	A6671384	2,000	A7807379	6,000	A8567894	2,000	A9357621	2,000
A4986620	2,000	A6674057	2,000	A7809053	2,000	A8568742	2,000	A9357788	2,000
A4986639	2,000	A6678877	4,000	A7814421	2,000	A8577032	2,000	A9358547	2,000
A4995840	4,000	A6721462	2,000	A7819792	4,000	A8585175	2,000	A9367295	2,000
A501181A	2,000	A6732790	2,000	A7832497	2,000	A8585302	2,000	A9372019	2,000
A503013A	2,000	A6739981	2,000	A783404A	2,000	A8592554	2,000	A9374518	2,000
A5062252	2,000	A6769244	2,000	A7848768	2,000	A8596339	2,000	A938467A	2,000
A5069516	2,000	A6772369	4,000	A7852080	2,000	A860241A	2,000	A9388888	2,000
A5084744	2,000	A6788117	2,000	A7858720	2,000	A8632297	2,000	A9389205	2,000
A5085082	2,000	A6794370	4,000	A7877032	2,000	A8640249	2,000	A9392819	2,000
A5086038	2,000	A6799011	2,000	A7887550	2,000	A8643949	2,000	A9395469	2,000
A5088456	2,000	A6807472	2,000	A7888336	2,000	A8645100	2,000	A9400705	2,000
A510544A	2,000	A6812980	2,000	A790997A	2,000	A8648150	2,000	A9403739	2,000
A5155382	2,000	A6836685	2,000	A7912555	2,000	A8675514	2,000	A9437714	2,000
A5197689	2,000	A6878566	2,000	A7912873	2,000	A8687652	2,000	A943877A	2,000
A5207099	2,000	A6884930	2,000	A7917255	2,000	A8688373	2,000	A9439849	2,000
A5208257	2,000	A6889711	2,000	A7917964	2,000	A869232A	2,000	A9445644	2,000
A5215911	2,000	A6892542	2,000	A7918987	2,000	A8694438	2,000	A9460597	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
A9461127	2,000	B0431694	2,000	B4117250	2,000	B6905175	2,000	B9595878	2,000
A9461763	6,000	B0561997	2,000	B4172367	2,000	B6909847	4,000	B9600863	2,000
A9464207	4,000	B0599749	2,000	B4180157	2,000	B6919060	2,000	B9607604	4,000
A9474989	2,000	B0609604	2,000	B4193801	2,000	B6980525	2,000	B9613353	2,000
A9482566	2,000	B0612737	2,000	B4227382	2,000	B7016560	2,000	B961404A	2,000
A9486960	2,000	B065491A	2,000	B4237620	2,000	B7027651	2,000	B9683785	4,000
A9487894	2,000	B0667930	4,000	B4253324	2,000	B7120589	2,000	B9688094	2,000
A9488084	2,000	B0677715	2,000	B429022A	2,000	B7138038	2,000	B9742900	2,000
A9504101	2,000	B0677723	2,000	B4299820	2,000	B714898A	2,000	B9744555	2,000
A9507186	2,000	B0686692	2,000	B4341800	2,000	B7161285	2,000	B9759706	2,000
A9508778	2,000	B0718993	4,000	B4447811	2,000	B7251314	2,000	B9789079	2,000
A9508972	2,000	B0727801	2,000	B4496472	2,000	B7272192	2,000	B9797780	6,000
A9522258	2,000	B072781A	2,000	B4496480	2,000	B737632A	2,000	B9821797	2,000
A9528043	2,000	B0733410	2,000	B4511692	2,000	B7387399	2,000	B9860164	2,000
A9531699	2,000	B0774273	2,000	B4537772	2,000	B7406261	2,000	B9863562	2,000
A953342A	2,000	B079620A	2,000	B4643637	2,000	B7426211	4,000	B994242A	2,000
A9538111	2,000	B086678A	2,000	B4684066	2,000	B7461467	6,000	B9950503	2,000
A954281A	4,000	B0893493	2,000	B4722251	2,000	B7466183	2,000	B9986788	2,000
A9545169	2,000	B0944853	4,000	B4744344	2,000	B7467953	2,000	B9986907	2,000
A9548494	2,000	B0967683	2,000	B4757063	2,000	B7479595	2,000	BA298602	2,000
A9551312	2,000	B0992750	2,000	B4759910	2,000	B7501795	8,000	BR17842411	2,000
A9551916	2,000	B0999909	2,000	B4790966	2,000	B7503941	2,000	C0011051	2,000
A9552246	2,000	B1000271	2,000	B4800376	2,000	B7548716	2,000	C0029910	2,000
A9558163	4,000	B1057125	2,000	B4852651	2,000	B7592626	2,000	C0073588	2,000
A9559992	2,000	B1069867	2,000	B4859524	2,000	B7616169	2,000	C0125936	2,000
A956032A	4,000	B1093571	2,000	B4881341	2,000	B7630978	4,000	C0135761	2,000
A9562349	2,000	B121283A	2,000	B4915874	2,000	B763194A	2,000	C0234980	
A9567936	2,000	B1243433	2,000	B4925381	2,000	B7663787	2,000	G0509840	2,000
A9569831	2,000	B1254540	4,000	B4946702	2,000	B7664627	2,000	C0275237	2,000
A9572964	76,000	B1301832	2,000	B4948330	2,000	B7708993	2,000	C0386640	2,000
A9573588	2,000	B1316805	2,000	B495459	2,000	B7819205	2,000	C0601053	2,000
A958377A	2,000	B1389551	2,000	B4969362	2,000	B7854264	2,000	C0604125	2,000
A9602251	20,000	B1423776	2,000	B5013785	2,000	B7860450	2,000	C0620899	2,000
A9610602	2,000	B1513023	2,000	B5035673	2,000	B787351A	2,000	C0679168	2,000
A9614640	2,000	B151481A	2,000	B5099019	2,000	B7891887	2,000	C071141A	2,000
A9623089	2,000	B1519919	2,000	B5103008	2,000	B7893340	2,000	C082012A	2,000
A9624735	2,000	B1549753	2,000	B5128914	2,000	B7895459	2,000	C0821649	2,000
A962669A	2,000	B1668973	2,000	B5128922	2,000	B7911241	4,000	C0931541	2,000
A9627165	4,000	B1862346	2,000	B5187635	2,000	B7919196	4,000	C0995434	2,000
A9630905	2,000	B1882762	2,000	B5191993	2,000	B7926419	2,000	C1046002	2,000
A9631634	2,000	B1893306	2,000	B5232312	2,000	B7957187	2,000	C1112463	2,000
A9639007	2,000	B1966435	2,000	B5312901	2,000	B7970116	2,000	C1289622	2,000
A9641761	2,000	B1975736	2,000	B5370847		B799631A	2,000	C1338518	2,000
A9646534	4,000	B1978271	2,000	A3118978	2,000	B8014898	2,000	C1380492	2,000
A9655096	2,000	B1999597	2,000	B5389890	2,000	B8017463	2,000	C1412874	2,000
A9655282	2,000	B2111581	20,000	B5405578	2,000	B8062116	2,000	C1458971	2,000
A965653A	2,000	B2174842	2,000	B5472445	2,000	B8094719	2,000	C1476864	2,000
A966253A	2,000	B2275010	2,000	B5488538	2,000	B8099079	2,000	C1548903	2,000
A9676875	2,000	B2305475	2,000	B5570994	6,000	B810806A	2,000	C1565468	2,000
A9701209	2,000	B2334815	2,000	B5632906	2,000	B8113969	2,000	C1576419	2,000
A9701462	2,000	B2351086	2,000	B5720198	2,000	B8152670	2,000	C1715656	2,000
A9701861	2,000	B2353666	2,000	B5721151	2,000	B8177207	4,000	C1781403	2,000
A9701918	2,000	B2354123	2,000	B5724592	2,000	B8311736	2,000	C1805248	2,000
A9703015	2,000	B2355677	4,000	B5749358	2,000	B8359372	2,000	C1879772	2,000
A9708483	2,000	B2386963	2,000	B5811673	2,000	B8361962	2,000	C1888143	2,000
A9712855	2,000	B2535365	2,000	B5823248	84,000	B8379586	2,000	C1969879	2,000
A9722478	2,000	B2647791	2,000	B5832190	2,000	B8383036	2,000	C1977642	2,000
A972652A	2,000	B2655573	2,000	B5832212	2,000	B8401980	2,000	C2022484	2,000
A9728220	2,000	B267036A	2,000	B5832387	2,000	B8511476	2,000	C2039115	2,000
A9732074	4,000	B2675612	2,000	B5833871	6,000	B8566742	14,000	C2058802	2,000
A9740530	2,000	B2721452	2,000	B5835025	2,000	B859522A	2,000	C2065604	2,000
A9746695	2,000	B2803092	4,000	B5842374	2,000	B8627067	2,000	C2097697	2,000
A9748744	2,000	B291028A	2,000	B5864432	2,000	B865787A	4,000	C2115504	2,000
A9748868	2,000	B2938230	4,000	B5915568	2,000	B8668847	2,000	C2134371	2,000
A9752318	2,000	B2973710	2,000	B5923579	2,000	B8674839	2,000	C2145241	2,000
A9754280	2,000	B2998640	2,000	B5935232	2,000	B868897A	2,000	C2158882	2,000
A9756631	2,000	B3022078	2,000	B5981595	2,000	B8700872	2,000	C2188153	2,000
A9775644	2,000	B3022663	2,000	B6007118	2,000	B8703146	2,000	C2203918	2,000
A9803850	2,000	B3030143	2,000	B6008297	2,000	B8710355	6,000	C2216556	2,000
A9815425	2,000	B3032936	2,000	B6037521	2,000	B8723503	2,000	C2236336	2,000
A9821530	2,000	B3042443	2,000	B6042843	2,000	B8749502	2,000	C2242905	2,000
A983196A	2,000	B3063122	2,000	B6059800	2,000	B8749510	2,000	C2248717	4,000
A9835574	2,000	B3070285	2,000	B6115956	2,000	B882315A	2,000	C2257058	2,000
A9846282	2,000	B3074795	2,000	B6117894	2,000	B8830504	2,000	C2262957	2,000
A9864213	2,000	B3077700	2,000	B6123347	2,000	B8833732	2,000	C2342497	2,000
A9875304	8,000	B3082127	2,000	B6184834	2,000	B8911369	2,000	C2381158	4,000
A9876211	4,000	B3084340	6,000	B6194945	2,000	B8927796	2,000	C2393121	2,000
A9882106	2,000	B3180161	2,000	B6209624	2,000	B8930126	2,000	C2410719	2,000
A9883625	2,000	B3193778	4,000	B6215381	8,000	B9083613	2,000	C2414323	2,000
A9902158	2,000	B3260343	2,000	B622450A	14,000	B9120489	2,000	C2434456	2,000
A9907141	2,000	B328434A	2,000	B6234181	2,000	B9180228	2,000	C2448619	2,000
A9921225	2,000	B3317167	4,000	B6282313	34,000	B918214A	4,000	C2469810	2,000
A9924062	2,000	B3322829	4,000	B6287382	2,000	B9203090	2,000	C2488696	2,000
A9935994	2,000	B3367768	2,000	B6287617	2,000	B9203767	2,000	C2536372	2,000
A9938063	2,000	B3447362	2,000	B6324318	2,000	B9204143	2,000	C2548281	2,000
A9938098	2,000	B3502606	2,000	B634176A	2,000	B9208068	2,000	C255219A	2,000
A9940742	4,000	B3505869	2,000	B6344319	2,000	B9251230	2,000	C2552327	2,000
A995171A	2,000	B3509945	2,000	B6373254	2,000	B9255449	2,000	C2553862	2,000
A9955243	2,000	B3525681	2,000	B6399326	2,000	B9259207	2,000	C258449	2,000
A9961928	2,000	B3537310	2,000	B6416018	6,000	B926572A	2,000	C2586353	2,000
A998281A	2,000	B3562846	2,000	B6438518	2,000	B9337526	2,000	C2617372	2,000
B0095988	2,000	B3615702	2,000	B6544881	2,000	B9357225	4,000	C2619200	2,000
B0149654	2,000	B3655615	2,000	B6551179	2,000	B938320A	2,000	C2639341	2,000
B0179030	2,000	B3678356	2,000	B6553513	2,000	B9413028	2,000	C2644965	2,000
B0212798	2,000	B3800887	2,000	B6618303	2,000	B9429994	2,000	C2648073	2,000
B0269897	2,000	B3953926	2,000	B6635704	2,000	B943145A	2,000	C264986A	2,000
B0276788	2,000	B3980435	2,000	B6694697	2,000	B9463734	2,000	C2668201	2,000
B031647A	2,000	B4007390	4,000	B670997A	2,000	B9493889	2,000	C2691475	2,000
B0372663	2,000	B4007765	2,000	B6729237	2,000	B9540402	2,000	C272053A	2,000
B0396953	24,000	B4023345	4,000	B6779935	2,000	B9583527	2,000	C2723776	2,000
B0418221	2,000	B4031652	2,000	B6841991	2,000	B9583533	2,000	C2724640	2,000
B0430027	2,000	B4078085	2,000	B6908742	2,000	B9592356	2,000	C2750382	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
C2774397	2,000	C3968071	2,000	C5117036	2,000	C6517925	2,000	D0770389	2,000
C2787006	2,000	C3971706	2,000	C5122250	2,000	C652882A	2,000	D0773124	2,000
C2790872	4,000	C3972257	2,000	C5130911	2,000	C6531901	2,000	D0775143	2,000
C2793707	2,000	C3992118	2,000	C5160764	2,000	C6538019	2,000	D077662A	2,000
C2821808	2,000	C3996717	2,000	C5172436	2,000	C6539902	4,000	D0783154	2,000
C2827962	2,000	C403143A	2,000	C518891A	2,000	C6565571	2,000	D0797031	2,000
C2828500	12,000	C4035788	2,000	C519183A	2,000	C6572047	2,000	D0801721	2,000
C2840004	2,000	C4037489	2,000	C521662A	2,000	C6590592	2,000	D0803015	2,000
C2857098	2,000	C4079556	2,000	C522603A	2,000	C6597562	2,000	D0803694	2,000
C286681A	2,000	C4089497	4,000	C5231807	2,000	C6599042	2,000	D0805689	2,000
C2903782	2,000	C4099344	2,000	C5242248	2,000	C6711632	2,000	D0812138	2,000
C2904576	2,000	C4111581	4,000	C5249129	2,000	C6717320	2,000	D0820513	2,000
C2905212	2,000	C4140263	2,000	C5291354	2,000	C6725153	2,000	D0822958	8,000
C2917007	4,000	C4163867	2,000	C5296933	2,000	C6749516	2,000	D0827240	2,000
C2922388	2,000	C4166084	2,000	C5303468	2,000	D0004570	2,000	D0840522	2,000
C2938373	2,000	C4168680	2,000	C5322446	2,000	D0023745	2,000	D084109A	2,000
C2956940	2,000	C4182072	2,000	C5345641	2,000	D0027651	2,000	D0847489	2,000
C2957793	2,000	C4196153	2,000	C5358823	2,000	D0032809	10,000	D0857018	2,000
C2965753	2,000	C4200681	2,000	C5362081	2,000	D0040356	2,000	D0858111	2,000
C2974809	2,000	C4205942	2,000	C5378794	18,000	D0041735	2,000	D086751A	2,000
C2977832	2,000	C4210539	2,000	C5381728	2,000	D0051439	2,000	D0868990	2,000
C3003912	2,000	C4239537	2,000	C5381744	2,000	D0054365	2,000	D087172A	2,000
C3026025	2,000	C4266011	2,000	C5387855	2,000	D0056678	2,000	D087334A	2,000
C3041237	2,000	C4269584	2,000	C541992A	2,000	D0064115	2,000	D088032A	2,000
C3044449	2,000	C4279067	2,000	C5429283	2,000	D0064263	2,000	D0881776	2,000
C3058830	2,000	C4302034	2,000	C5461527	2,000	D0066797	2,000	D0908275	4,000
C3073813	2,000	C4306331	2,000	C5472391	2,000	D0091384	2,000	D0930785	2,000
C3084033	2,000	C4338659	2,000	C5476176	2,000	D0100111	2,000	D0939782	2,000
C3140472	2,000	C4355898	2,000	C5503602	2,000	D0117782	8,000	D0941531	4,000
C3146594	2,000	C4356320	2,000	C5515414	2,000	D0130479	2,000	D0972305	2,000
C3152039	4,000	C4361898	2,000	C5546700	2,000	D0139352	4,000	D0977838	2,000
C3158851	2,000	C4366016	2,000	C5592117	2,000	D0175030	2,000	D098477A	2,000
C3162123	2,000	C4367004	2,000	C5640510	2,000	D0184587	2,000	D0985490	2,000
C3171211	2,000	C4369805	2,000	C5676175	2,000	D0191052	4,000	D0985822	2,000
C3184100	2,000	C4388656	2,000	C5685522	2,000	D0199770	2,000	D099595A	4,000
C3186308	2,000	C4395040	2,000	C5690259	2,000	D0205347	2,000	D1027876	2,000
C3190550	2,000	C4398708	2,000	C5701102	2,000	D0213773	2,000	D1031733	4,000
C3193207	2,000	C4427171	2,000	C5702729	2,000	D021964A	2,000	D1034287	2,000
C3230161	2,000	C4444130	2,000	C5710454	2,000	D0227375	4,000	D1040937	2,000
C324068A	2,000	C4459774	2,000	C5728876	2,000	D0246256	2,000	D1045793	2,000
C3248273	2,000	C447031A	2,000	C5739436	2,000	D0246981	2,000	D1046315	6,000
C3276927	2,000	C4472010	2,000	C5786639	2,000	D025481A	2,000	D1057422	2,000
C3287589	2,000	C447255A	4,000	C5796030	2,000	D0265102	2,000	D1057503	2,000
C329125A	2,000	C4487271	2,000	C5862173	2,000	D0272796	4,000	D1062027	2,000
C3306265	2,000	C4510788	2,000	C5868732	2,000	D0274799	2,000	D1064860	2,000
C3309973	2,000	C4512365	2,000	C5887168	2,000	D0280004	2,000	D106593A	2,000
C3333238	2,000	C4523200	2,000	C5901373	4,000	D0283917	2,000	D1065956	2,000
C3335095	2,000	C4533427	2,000	C5908459	2,000	D029174A	2,000	D1080254	2,000
C3348502	2,000	C4538062	2,000	C5914939	2,000	D0293106	2,000	D1080548	2,000
C3377278	2,000	C4538658	2,000	C5946571	2,000	D0299287	2,000	D1085116	2,000
C3382557	2,000	C4548246	2,000	C5959991	2,000	D0332683	2,000	D1094875	2,000
C3385866	2,000	C4565264	2,000	C5967331	2,000	D0334678	4,000	D1095790	4,000
C3391491	2,000	C4571418	2,000	C5969865	4,000	D0354326	2,000	D1113551	24,000
C3449910	2,000	C4576126	2,000	C5970200	2,000	D0360822	2,000	D1115961	2,000
C3459894	2,000	C4587969	2,000	C5975997	2,000	D0364682	2,000	D1116356	2,000
C3466599	6,000	C4590625	2,000	C5992484	2,000	D0368181	2,000	D1134966	2,000
C3470987	4,000	C4595228	2,000	C6017914	2,000	D0368696	2,000	D1139801	2,000
C3479550	2,000	C4603573	2,000	C6025631	2,000	D0371840	2,000	D1141571	2,000
C3496633	2,000	C4621156	2,000	C6026441	2,000	D0380262	2,000	D1145844	2,000
C3507422	2,000	C4624643	2,000	C6041548	2,000	D040191A	2,000	D1168224	2,000
C3510253	2,000	C4629939	4,000	C605335A	2,000	D0404498	2,000	D1189183	2,000
C3537534	2,000	C4636064	2,000	C6056073	2,000	D0408442	2,000	D1196635	4,000
C3539014	2,000	C4645551	2,000	C6065323	2,000	D0410323	4,000	D1202538	2,000
C3550913		C4649417	2,000	C6070963	2,000	D0416585	2,000	D1202708	4,000
E7572119	2,000	C4660003	2,000	C6077836	2,000	D0426491	2,000	D120560A	2,000
C3559465	2,000	C4662286	2,000	C6118869	2,000	D0431401	2,000	D1208161	2,000
C3566127	2,000	C468963A	2,000	C6123579	2,000	D0437418	2,000	D1229142	2,000
C3569916	2,000	C4692479	2,000	C6131814	2,000	D0443515	2,000	D1231279	2,000
C3574839	2,000	C469840A	4,000	C6132829	2,000	D0451666	2,000	D1238672	2,000
C3584176	2,000	C4700900	2,000	C6144002	2,000	D0456048	4,000	D1260937	4,000
C3586152	2,000	C4700943	2,000	C6167010	2,000	D0457818	2,000	D1274156	2,000
C3593477	2,000	C4716491	2,000	C6222321	2,000	D0474364	2,000	D1276051	4,000
C3593841	2,000	C4724966	2,000	C6240311	2,000	D0475336	2,000	D1293738	2,000
C3595321	2,000	C4735550	2,000	C6272078	2,000	D0491463	2,000	D129761A	4,000
C3617988	2,000	C4735712	2,000	C6282588	4,000	D0507653	2,000	D1298721	2,000
C3628343	14,000	C4742360	2,000	C6283789	2,000	D0511189	2,000	D1305000	4,000
C3631182	2,000	C4759883	2,000	C6299464	4,000	D0522911	2,000	D130764A	2,000
C3632634	2,000	C4764798	2,000	C6308021	2,000	D0527956	2,000	D1341600	2,000
C3633215	2,000	C4771646	2,000	C6320838	2,000	D0542602	2,000	D1348877	24,000
C3657998	2,000	C4772979	2,000	C6321184	2,000	D0551520	2,000	D136967A	2,000
C3701628	2,000	C4804846	2,000	C632213A	2,000	D0558851	2,000	D1372840	4,000
C3715386	2,000	C4831304	4,000	C6329754	2,000	D0560457	2,000	D1382927	2,000
C3720207	2,000	C4850112	2,000	C6329800	2,000	D0571599	2,000	D138332A	2,000
C3754764	2,000	C4858822	2,000	C6357618	2,000	D0577937	2,000	D1384563	2,000
C3760187	2,000	C4867112	4,000	C6357936	2,000	D0585336	2,000	D1405382	20,000
C3774536	2,000	C4887547	2,000	C6362395	2,000	D0590798	2,000	D1413210	2,000
C3775389	2,000	C4907815	2,000	C6369322	2,000	D059193A	2,000	D1414993	2,000
C3792704	2,000	C4924361	2,000	C6371866	2,000	D0617017	4,000	D141781A	2,000
C3793340	2,000	C4938311	2,000	C6426121	2,000	D0619125	2,000	D1459687	2,000
C3801401	2,000	C494916A	2,000	C642823A	2,000	D063809A	2,000	D1461134	2,000
C3830789	2,000	C4956891	2,000	C6429643	2,000	D0646130	2,000	D1464419	2,000
C3865701	2,000	C4970088	2,000	C6433896	2,000	D065513A	2,000	D1467655	2,000
C3872309	2,000	C4996184	2,000	C6435538	2,000	D0660087	2,000	D1473167	2,000
C3876517	2,000	C5003375	2,000	C6441546	2,000	D0662764	2,000	D1478010	2,000
C3876746	2,000	C5009454	2,000	C6459259	2,000	D0684865	2,000	D1483405	2,000
C3886288	2,000	C5016752	2,000	C6462136	2,000	D0709655	2,000	D1485297	2,000
C388711A	2,000	C5017325	2,000	C6467170	2,000	D0712923	2,000	D149170A	2,000
C3913986	8,000	C5027908	2,000	C647261	2,000	D0725189	4,000	D1501888	2,000
C3915210	2,000	C5052414	2,000	C6482803	2,000	D0731561	2,000	D1510801	2,000
C3924236	8,000	C5066652	2,000	C6485047	2,000	D0739074	2,000	D1516184	2,000
C3963398	2,000	C5098732	2,000	C6487791	2,000	D0741877	2,000	D1530853	4,000
C3965870	2,000	C5108614	2,000	C6502057	2,000	D0764788	2,000	D1536517	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
D1542487	2,000	D2264197	2,000	D2802520	2,000	D3415865	2,000	D4098200	12,000
D1548000		D2274397	2,000	D2803101	2,000	D3419844	2,000	D4105029	2,000
D1378989	2,000	D2278058	2,000	D2810353	2,000	D3426972	2,000	D410667A	2,000
D154806A	2,000	D2279488	2,000	D2834333	2,000	D3427286	2,000	D4113528	2,000
D1552849	2,000	D2280265	2,000	D2847427	2,000	D3442749	2,000	D4116268	2,000
D1554302	20,000	D228371A	2,000	D2848164	2,000	D3443737	2,000	D4130082	2,000
D1556348	2,000	D2284228	2,000	D2849489	2,000	D3451969	2,000	D4144539	2,000
D1560604	6,000	D2286751	4,000	D285637A	2,000	D3467830	2,000	D4149115	2,000
D1565738	2,000	D2287936	2,000	D2856949	2,000	D3481167	2,000	D4161050	2,000
D1568338	2,000	D2293774	2,000	D2857821	2,000	D3485944	2,000	D4169302	2,000
D1571266	2,000	D2294126	2,000	D2867061	2,000	D3487920	2,000	D4169884	2,000
D1573153	2,000	D2298172	2,000	D286741A	2,000	D3489869	2,000	D4170645	2,000
D1589882	2,000	D2333040	2,000	D2868467	2,000	D3494420	2,000	D4179952	2,000
D1602277	2,000	D2342058	4,000	D2870763	2,000	D3494579	2,000	D4183011	2,000
D1608992	2,000	D2345839	2,000	D2882044	6,000	D3511570	2,000	D4186053	2,000
D1616618	2,000	D2348773	2,000	D2882540	2,000	D3513468	2,000	D4195095	2,000
D1649354	2,000	D2349508	4,000	D2890888	2,000	D351779A	4,000	D4203977	2,000
D1658175	4,000	D2349826	2,000	D2897564	2,000	D3519830	2,000	D4207298	2,000
D1674162	2,000	D2359007	2,000	D2902282	2,000	D352401A	2,000	D4208782	4,000
D1679105	2,000	D2359171	2,000	D2910625	2,000	D3529879	2,000	D4221304	2,000
D1679954	2,000	D235918A	2,000	D2914361	2,000	D3530370	2,000	D4225229	2,000
D1681266	2,000	D2360242	2,000	D2914604	2,000	D3533213	2,000	D4229437	2,000
D1682483	2,000	D2361672	2,000	D2930022	4,000	D3536751	2,000	D4230133	2,000
D1698738	2,000	D2366712	2,000	D2930162	2,000	D353712A	2,000	D4233868	2,000
D1700848	2,000	D2370817	2,000	D2950449	2,000	D3541593	2,000	D4241275	2,000
D170455A	2,000	D2375843	4,000	D2955955	2,000	D3541844	2,000	D424469A	2,000
D1710657	2,000	D2381827	2,000	D2959160	2,000	D3542573	2,000	D4250177	2,000
D1732596	2,000	D2394481	2,000	D2963427	2,000	D3543502	2,000	D4252730	2,000
D1746546	2,000	D2398908	2,000	D2963737	2,000	D3553699	4,000	D425704A	2,000
D1756312	4,000	D2408903	4,000	D2973139	2,000	D358148A	2,000	D427193A	2,000
D1769724	2,000	D2410010	2,000	D2976340	2,000	D358439A	2,000	D4273711	2,000
D1777190		D2414954	2,000	D2988063	2,000	D3585043	2,000	D4282923	2,000
D1777204	4,000	D2427703	2,000	D2990076	2,000	D3598374	2,000	D4296525	2,000
D1793161	2,000	D2432316	2,000	D299246A	2,000	D360255A	12,000	D4298374	2,000
D1803590	4,000	D2432944	2,000	D2994632	2,000	D3607357	2,000	D4298730	2,000
D1819675	2,000	D2440181	2,000	D2999308	2,000	D360840A	2,000	D4325037	10,000
D1824547	2,000	D2440394	2,000	D3006574	2,000	D3618960	2,000	D4331568	2,000
D1828577	2,000	D2440815	2,000	D3007937	2,000	D3619614	2,000	D4349033	2,000
D1837649		D2441048	2,000	D3011942	2,000	D3623581	2,000	D4354347	2,000
D4303092	2,000	D2446732	2,000	O3019757	2,000	D3623646	2,000	D4370032	2,000
D1843282	2,000	D2447461	2,000	D3023053	2,000	D3629784	2,000	D4381158	2,000
D1853237	2,000	D2469228	2,000	D3023215	2,000	D3632718	2,000	D4383282	2,000
D1853466	2,000	D2470803	2,000	D3028586	2,000	D3638368	2,000	D438372A	2,000
D1855604	2,000	D2475929	2,000	D3045235	2,000	D3669581	2,000	D4386532	2,000
D1856503	2,000	D2479894	2,000	D3056296	2,000	D367965A	2,000	D4389507	2,000
D1859359	2,000	D2493986	2,000	D3082181	2,000	D3694152	2,000	D4404603	4,000
D1862147	2,000	D2502144	2,000	D3086411	2,000	D3699766	2,000	D4408110	2,000
D1862546	2,000	D2509831	2,000	D3086942	2,000	D3715923	2,000	D4408455	2,000
D1864972	2,000	D2510538	2,000	D3096247	2,000	D373457A	2,000	D4409575	2,000
D1865251	2,000	D2514916	2,000	D3112536	2,000	D3737579	2,000	D4410948	2,000
D1875826	2,000	D252637A	6,000	D3116906	2,000	D3738958	2,000	D4416628	2,000
D1882849	2,000	D2529972	2,000	D3118143	2,000	D3746993	4,000	D441935A	4,000
D1891244	2,000	D2534496	2,000	D313114A	2,000	D3748767	2,000	D4419775	2,000
D1903277	2,000	D2543231	2,000	D3135811	2,000	D3750907	4,000	D4429746	2,000
D190382A	4,000	D2545986	2,000	D3138276	2,000	D3753817	2,000	D443264A	2,000
D1911547	2,000	D2547962	2,000	D3140858	2,000	D3756778	2,000	D443300A	2,000
D1911560	2,000	D2553121	2,000	D3148565	4,000	D3761208	8,000	D4441169	2,000
D1915984	2,000	D2570042	2,000	D3152716	4,000	D3769136	2,000	D4448384	2,000
D1925149	2,000	D2571944	2,000	D3165257	2,000	D3777422	2,000	D4466684	2,000
D1933591	2,000	D2572614	2,000	D3167950	2,000	D3785026	2,000	D4486472	2,000
D1934563	2,000	D2573939	4,000	D3171559	12,000	D3806058	2,000	D4487959	2,000
D1936906	2,000	D2578167	2,000	D3184359	2,000	D3806139	2,000	D4491158	2,000
D194786A	2,000	D2584442	2,000	D3185371	2,000	D3816673	2,000	D4499817	2,000
D1960173	2,000	D2594103	4,000	D3190405	2,000	D3821235	2,000	D4507534	2,000
D1967275	2,000	D2594189	2,000	D3190588	2,000	D3822851	2,000	D4512643	2,000
D1970284	2,000	D2595223	2,000	D3196454	2,000	D3849784	2,000	D4515170	2,000
D1974719	2,000	D2597048	2,000	D3204597	2,000	D3851290	2,000	D4529236	2,000
D1982754	2,000	D2597862	2,000	D3217192	4,000	D3863728	2,000	D4533462	2,000
D1989406	2,000	D2613639	4,000	D3223176	2,000	D3874436	4,000	D4535368	2,000
D2004225	2,000	D261628A	2,000	D3236685	2,000	D3879470	2,000	D4560079	2,000
D2011841	2,000	D263606A	2,000	D3239420	2,000	D3880789	2,000	D4560087	2,000
D2027764	2,000	D2636825	2,000	D3242987	2,000	D3881068	4,000	D456161A	2,000
D202935A	2,000	D2638496	2,000	D3243649	4,000	D388413A	2,000	D4562632	2,000
D203051A	2,000	D2639549	4,000	D3248993	4,000	D3884156	2,000	D4564759	4,000
D203194A	2,000	D2641195	4,000	D3250602	2,000	D3886124	2,000	D4577974	2,000
D2047447	2,000	D2648181	2,000	D3251668	2,000	D3889336	2,000	D4587635	2,000
D2050952	2,000	D2652405	2,000	D3252710	2,000	D3889506	2,000	D4595816	2,000
D2054117	2,000	D2654017	2,000	D325456A	2,000	D3889530	2,000	D4606850	2,000
D2072603	2,000	D2656591	2,000	D3258328	2,000	D3905609	2,000	D4611196	2,000
D2073561	2,000	D2656818	2,000	D3262422	2,000	D3922848	2,000	D4611242	2,000
D2104718	4,000	D2657180	4,000	D327434A	2,000	D3926851	2,000	D4613172	2,000
D2109337	2,000	D2660939	2,000	D3285120	2,000	D3930190	2,000	D4613652	2,000
D2110025	2,000	D2662192	2,000	D3287611	2,000	D393823A	2,000	D4621116	2,000
D2123461	2,000	D2673666	2,000	D3288812	2,000	D3941486	2,000	D4626495	2,000
D213238A	2,000	D267624A	2,000	D3296688	2,000	D3964222	2,000	D4626991	2,000
D2134544	2,000	D2692083	2,000	D3298044	2,000	D3970168	2,000	D4634196	2,000
D2140536	2,000	D2698774	2,000	D3299113	2,000	D3989233	2,000	D4635494	2,000
D2142040	2,000	D2702038	2,000	D3302386	4,000	D400267A	2,000	D4652836	2,000
D2156807	2,000	D2703034	2,000	D3312632	2,000	D4003277	2,000	D4660774	2,000
D217645A	2,000	D2703158	2,000	D333105A	2,000	D4006365	2,000	D4662998	2,000
D2181518	2,000	D2705452	2,000	D3344267	2,000	D4013108	4,000	D4666497	2,000
D2199727	2,000	D270619A	2,000	D3354505	4,000	D4021194	2,000	D466706A	4,000
D2206855	2,000	D2713994	2,000	D3358640	2,000	D4022093	2,000	D4675526	2,000
D220786A	4,000	D272533A	2,000	D3380328	4,000	D4030630	2,000	D4685300	2,000
D2212274	2,000	D2752450	2,000	D3387357	2,000	D4036590	2,000	D4695438	2,000
D2214475	2,000	D2757819	2,000	D3391478	2,000	D4045514	24,000	D4700555	2,000
D2223113	2,000	D2765137	2,000	D3394620	2,000	D4048386	2,000	D4702744	2,000
D2233291	2,000	D2777496	2,000	D3395511	2,000	D4053746	4,000	D4712650	6,000
D2240220	2,000	D2781728	2,000	D3398278	2,000	D4055137	2,000	D4713746	2,000
D2242185	2,000	D2790026	2,000	D3406440	2,000	D406182A	2,000	D4721544	2,000
D2250927	2,000	D2795516	2,000	D3413927	2,000	D407199A	2,000	D4736207	2,000
D2251184	2,000	D2795524	2,000	D3414303	2,000	D4074387	2,000	D4737785	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
D4739559	2,000	D538150A	2,000	D6261850	2,000	D8037656	2,000	E1414015	2,000
D4741359	2,000	D5384029	2,000	D626423A	2,000	D8039462	2,000	E1454750	2,000
D4747977	2,000	D539606A	2,000	D6273581	2,000	D8049115	2,000	E1501910	2,000
D4756917	2,000	D5399026	2,000	D627667A	2,000	D8069787	2,000	E1519887	2,000
D4760248	2,000	D5417490	2,000	D6278923	6,000	D8086010	2,000	E1566850	2,000
D4765908	2,000	D5419175	2,000	D6286837	2,000	D811149A	2,000	E1570041	2,000
D4769725	2,000	D5434034	2,000	D6313656	2,000	D8116971	2,000	E1592401	2,000
D4782616	2,000	D5447101	2,000	D6320423	2,000	D8136107	2,000	E1611333	20,000
D4791283	2,000	D5453594	2,000	D6321853	2,000	D8137472	2,000	E1632926	2,000
D4791305	2,000	D5464251	2,000	D6327371	2,000	D8149055	4,000	E1635631	2,000
D4793472	4,000	D5477817	2,000	D6331972	2,000	D8162728	2,000	E1658542	2,000
D4809549		D5485755	2,000	D6348115	4,000	D8191698	2,000	E1666499	2,000
P5351336	2,000	D548645A	2,000	D6352961	2,000	D8205265	4,000	E1678659	2,000
D4811667	2,000	D5492980	2,000	D6357718	2,000	D8215619	2,000	E1690179	2,000
D4811837	2,000	D5501866	2,000	D636269A	2,000	D8228842	2,000	E1728486	2,000
D4812574	2,000	D5506760	2,000	D6377425	2,000	D8237817	2,000	E1758865	2,000
D4820984	2,000	D5506922	2,000	D6403280	2,000	D8255440	2,000	E177609A	2,000
D4822049	2,000	D5510008	2,000	D6413243	2,000	D8267058	2,000	E1798670	2,000
D4824009	2,000	D5519714	2,000	D6419950	2,000	D8282820	2,000	E183572A	2,000
D4828292	2,000	D5520208	2,000	D643092A	2,000	D8358525	2,000	E1838303	2,000
D4829728	2,000	D552632A	2,000	D6431748	2,000	D8359378	2,000	E1863782	2,000
D4855834	2,000	D5526346	2,000	D6432507	2,000	D8365300	2,000	E186438A	2,000
D4858302	2,000	D5537348	2,000	D6432515	2,000	D8368229	2,000	E1865769	2,000
D4858329	2,000	D5553416	2,000	D6437622	2,000	D8370118	2,000	E1887142	2,000
D4862334	2,000	D5567484	2,000	D6449302	2,000	D8385816	2,000	E1889730	2,000
D4866208	12,000	D5567522	2,000	D6472215	2,000	D8392596	2,000	E1914522	2,000
D4867611	2,000	D5571953	2,000	D6482202	2,000	D8393681	2,000	E191834A	2,000
D4878397	2,000	D5572607	2,000	D6484671	2,000	D8416835	2,000	E1965968	4,000
D4879822	4,000	D5597674	2,000	D6505725	2,000	D8439665	2,000	E1967219	2,000
D4880936	2,000	D5600902	2,000	D6507132	2,000	D8440159	2,000	E196936A	2,000
D4886160	2,000	D5633746	2,000	D6517421	2,000	D8448192	2,000	E196984A	2,000
D4887078	2,000	D5635420	2,000	D6520317	2,000	D8497746	2,000	E1971216	2,000
D489208A	2,000	D5662487	2,000	D6536205	2,000	D8498483	2,000	E1990067	2,000
D4899742	2,000	D5664803	2,000	D6578803	2,000	D8509094	2,000	E199240A	2,000
D4900929	2,000	D5667063	2,000	D6583025	2,000	D8512338	2,000	E2007073	2,000
D490276A	2,000	D5669031	2,000	D659261A	2,000	D8514063	2,000	E2020029	2,000
D490889A	2,000	D567700A	2,000	D6599010	2,000	D8523445	2,000	E2037649	2,000
D4910193	2,000	D5677387	2,000	D6611061	2,000	D8529001	2,000	E205778A	2,000
D4937083	2,000	D5682356	2,000	D6611525	10,000	D8533661	2,000	E2073246	2,000
D4938594	2,000	D5682976	2,000	D6616020	2,000	D8541044	2,000	E2086208	2,000
D4950535	2,000	D5695296	2,000	D6616497	2,000	D8554200	2,000	E2091856	2,000
D4955359	2,000	D5699089	2,000	D6635157	2,000	D8559350	2,000	E2124436	2,000
D4974302	2,000	D5703337	2,000	D6643605	2,000	D8571059	2,000	E2133346	2,000
D4981554	2,000	D5713278	2,000	D6655050	2,000	D8572306	2,000	E213802A	2,000
D4988036	20,000	D572069A	2,000	D6659536	2,000	D8578517	2,000	E2147789	2,000
D498958A	2,000	D572993A	6,000	D6667415	2,000	D8578894	2,000	E2151530	2,000
D4999461	2,000	D5742626	2,000	D6670300	4,000	D8598747	2,000	E2187047	2,000
D5003378	2,000	D5745641	4,000	D6676236	2,000	D8600245	2,000	E2202518	2,000
D5009341	2,000	D5757550	2,000	D6679154	2,000	E0042882	2,000	E2219577	2,000
D5018022	2,000	D578941A	2,000	D6688242	2,000	E008593A	2,000	E2225976	2,000
D5020302	2,000	D5793999	2,000	D6688757	2,000	E0094769	2,000	E2229270	2,000
D5020310	2,000	D5808074	4,000	D6697586	2,000	E0097040	2,000	E2252973	2,000
D5022585	2,000	D5811253	2,000	D6715754	2,000	E0112104	2,000	E2270963	2,000
D5031622	2,000	D5838461	2,000	D6722718		E0137441	20,000	E227683A	2,000
D5038813	2,000	D5856060	4,000	K0264407	2,000	E0194089	2,000	E228431A	2,000
D5048347	2,000	D5859981	2,000	D675542A	2,000	E0275844	2,000	E2302393	2,000
D5049823	2,000	D5860696	2,000	D6757732	2,000	E0290479	2,000	E2311325	2,000
D5055947	2,000	D5862400	2,000	D6758690	2,000	E0297090	4,000	E2329240	2,000
D5061947	4,000	D5862753	2,000	D6765972	2,000	E0345966	2,000	E2332187	2,000
D5068119	2,000	D5877386	2,000	D6770364	2,000	E0370189	2,000	E2339572	2,000
D5074496	2,000	D5883475	2,000	D6778616	2,000	E0380656	2,000	E2348822	2,000
D5076014	2,000	D5889198	2,000	D6814507	2,000	E0391755	2,000	E2352420	2,000
D5085145	2,000	D5889856	2,000	D6828419	2,000	E0516523	2,000	E2361187	2,000
D5087970	2,000	D589163A	1,000	D6833323	2,000	E054117A	2,000	E2370747	2,000
D509697A	2,000	D5906858	2,000	D6835695	2,000	E0587005	2,000	E2375692	2,000
D5106150	2,000	D5913889	2,000	D683608A	2,000	E0587099	2,000	E239574A	2,000
D510929A	2,000	D5929564	2,000	D6842691	2,000	E0596837	2,000	E240269A	2,000
D5113769	2,000	D5935815	2,000	D6883436	4,000	E0619802	2,000	E240451A	2,000
D5117365	10,000	D5941068	2,000	D6883592	2,000	E0620002	4,000	E2424030	2,000
D5122652	2,000	D5945322	4,000	D6912444	2,000	E0626515	2,000	E2429369	2,000
D512440A	2,000	D5978824	4,000	D6912614	4,000	E063500A	2,000	E2431312	2,000
D5124418	2,000	D6022694	2,000	D691286A	2,000	E0640178	4,000	E243270A	2,000
D5147140	2,000	D6031677	2,000	D6916695	2,000	E0663895	2,000	E2447979	2,000
D5154309	2,000	D6033769	2,000	D6928677	2,000	E0678868	2,000	E2467953	2,000
D5154902	2,000	D6053786	2,000	D6930833	2,000	E072746A	2,000	E2476723	2,000
D5159149	2,000	D6063935	2,000	D6956662	2,000	E0728881	2,000	E250235A	2,000
D5170622	2,000	D6069224	2,000	D6969381	2,000	E0743635	2,000	E2534855	6,000
D5172390	2,000	D610271A	2,000	D6982515	2,000	E0776452	2,000	E2536904	2,000
D5177848	2,000	D6107819	4,000	D6992804	2,000	E0848577	6,000	E2551695	2,000
D5192987	2,000	D6112626	2,000	D6995315	2,000	E0853236	2,000	E255340A	4,000
D5194610	2,000	D611579A	4,000	D7005963	2,000	E0872087	2,000	E2570363	2,000
D5203946	2,000	D6118330	2,000	D7017384	2,000	E0951971	6,000	E258352A	2,000
D5204063	2,000	D6126406	2,000	D7032324	2,000	E1028875	2,000	E2631109	2,000
D5214026	2,000	D6145885	2,000	D7035307	2,000	E1040646	2,000	E2632911	2,000
D5220034	2,000	D6166424	2,000	D7052198	2,000	E1082403	2,000	E2633470	2,000
D5239185	2,000	D6168508	2,000	D7055022	2,000	E109908A	2,000	E2636305	2,000
D5248079	2,000	D6169474	2,000	D7056290	2,000	E1157683	4,000	E2640892	2,000
D5271984	4,000	D6170642	2,000	D7060085	2,000	E1159015	2,000	E2674940	2,000
D5277982	2,000	D6173234	2,000	D7065591	2,000	E1171856	2,000	E2679225	2,000
D5297487	2,000	D6173668	2,000	D7072865	4,000	E1175207	2,000	E2728587	2,000
D5302227	2,000	D6184708	2,000	D7074620	2,000	E1233770	2,000	E2737136	6,000
D5303525	2,000	D6186026	2,000	D7074663	2,000	E1238829	2,000	E274776A	2,000
D5304882	2,000	D6196277	2,000	D7080485	2,000	E1257319	4,000	E2771563	2,000
D5305137	2,000	D6198415	2,000	D7517247	2,000	E1306972	2,000	E2798623	2,000
D5309582	2,000	D6218416	4,000	D7518952	2,000	E1307812	2,000	E2836878	2,000
D5309639	2,000	D6219730	2,000	D7522259	2,000	E1313243	2,000	E2839559	2,000
D531019A	2,000	D6223967	2,000	D7522976	2,000	E1318652	2,000	E2845710	2,000
D5327572	2,000	D6232281	2,000	D8003611	2,000	E1347067	2,000	E2850781	2,000
D5333513	2,000	D623361A	2,000	D8009482	2,000	E1371642	2,000	E2856577	2,000
D5362610	2,000	D625451A	2,000	D8017043	2,000	E1373491	2,000	E2897263	2,000
D5367418	4,000	D6254528	2,000	D8023493	2,000	E138745A	2,000	E2935744	2,000
D5379211	2,000	D6256199	2,000	D8034800	2,000	E1403641	2,000	E2942694	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
E2949818	2,000	E4152283	2,000	E5395090	2,000	E6741278	2,000	E7938148	10,000
E2982300	2,000	E4153514	4,000	E5398057	2,000	E6766084	2,000	E7943710	2,000
E3002989	2,000	E415667A	2,000	E5423930	2,000	E6781512	2,000	E7947198	2,000
E3042352	2,000	E4165695	2,000	E5459633	2,000	E6793979	2,000	E8005455	2,000
E307694A	2,000	E4165857	2,000	E5472281	2,000	E6821247	2,000	E8006877	2,000
E3088069	4,000	E4173841	2,000	E5475213	2,000	E6822669	2,000	E8010726	2,000
E3096622	2,000	E4183286	2,000	E5502857	2,000	E6870043	2,000	E8010742	2,000
E3104390	2,000	E4192412	2,000	E550311A	2,000	E6893485	2,000	E8029397	2,000
E310692A	2,000	E4203465	4,000	E5505147	2,000	E6897286	2,000	E8042172	2,000
E3107373	2,000	E4226562	2,000	E5525210	2,000	E692724A	2,000	E8060677	2,000
E3119169	2,000	E4254043	2,000	E5549659	2,000	E6997949	2,000	E8062254	2,000
E3122585	2,000	E4256038	2,000	E5562442	2,000	E7023751	2,000	E806656A	2,000
E3144716	2,000	E4260000	2,000	E558859A	2,000	E7030529	2,000	E8078762	2,000
E3149696	2,000	E4292913	2,000	E5591671	2,000	E7065179	2,000	E8082638	2,000
E3171047	2,000	E4320941	2,000	E5598714	2,000	E7066515	2,000	E8085300	4,000
E3173279	2,000	E4336546	2,000	E5600069	2,000	E7080895	2,000	E8090592	2,000
E3187873	2,000	E4342074	2,000	E5622313	2,000	E7101132	2,000	E8098895	2,000
E3202082	2,000	E4348382	2,000	E5631398		E7105189	2,000	E8110585	2,000
E3205820	4,000	E4358809	2,000	D2134579	2,000	E7105448	2,000	E8113487	2,000
E320882A	2,000	E4368766	2,000	E5633013	2,000	E7107904	2,000	E8140417	2,000
E3214595	2,000	E4406765	2,000	E5634818	2,000	E7111022	2,000	E8148345	2,000
E3224019	2,000	E4416590	2,000	E5646344	2,000	E7113882	2,000	E8149260	2,000
E3245628	2,000	E4427843	2,000	E5652255	2,000	E7117330	2,000	E815292A	2,000
E324799A	2,000	E4438551	4,000	E5672116	4,000	E7118108	2,000	E8158758	2,000
E326455A	2,000	E4485444	2,000	E5672396	2,000	E7124000	2,000	E8167285	2,000
E3265068	2,000	E4488893	2,000	E567268A	2,000	E7126453	2,000	E8182500	2,000
E3276329	4,000	E4516706-	2,000	E568193A	2,000	E7126550	2,000	E8188479	2,000
E3283732	2,000	E452380A	2,000	E5686265	2,000	E7146101	2,000	E8191305	2,000
E3290798	2,000	E4548810	4,000	E5695493	2,000	E7157952	2,000	E8192433	2,000
E329646A	2,000	E4558085	2,000	E5695809	2,000	E7161208	2,000	E819407A	2,000
E3329899	2,000	E458728A	2,000	E5699561	2,000	E7161461	4,000	E8215085	2,000
E335821A	2,000	E459720A	2,000	E5723608	4,000	E716889A	2,000	E8227490	6,000
E3363507	2,000	E4600847	2,000	E5727425	2,000	E7172617	2,000	E8228381	2,000
E3364562	2,000	E4603811	2,000	E5734057	2,000	E7188149	2,000	E8230807	2,000
E3386507	2,000	E4604087	2,000	E5744192	2,000	E7188521	4,000	E8239049	2,000
E3396006	2,000	E4607868	2,000	E5762905	2,000	E7227810	2,000	E8251006	2,000
E3419375	2,000	E4628865	2,000	E5785964	2,000	E7231540	2,000	E8254293	2,000
E3431758	2,000	E464030A	2,000	E5817106	2,000	E7233284	2,000	E8257217	2,000
E3432126	2,000	E4656885	2,000	E5822622	2,000	E7240272	2,000	E8260285	2,000
E3457285	2,000	E4661803	2,000	E5839045	2,000	E7254117	2,000	E8266704	2,000
E345733	2,000	E4661870	2,000	E5840086	2,000	E7255075	2,000	E8273816	2,000
E3459660	2,000	E4674433	2,000	E5847951	2,000	E7263884	2,000	E8275576	2,000
E346804A	2,000	E4685842	2,000	E584913A	2,000	E7270392	4,000	E8297294	2,000
E3476883	2,000	E4715679	2,000	E5851649	2,000	E728413A	2,000	E8306021	2,000
E349850A	2,000	E4721571	2,000	E5863612	2,000	E7288127	2,000	E8307656	2,000
E3539842	4,000	E4736188	2,000	E5873596	2,000	E7294585	8,000	E8309985	2,000
E3551222	2,000	E4746558	2,000	E588623A	2,000	E7298998	4,000	E8330747	2,000
E3572807	2,000	E4753872	2,000	E588993A	2,000	E7300151	2,000	E8331492	2,000
E3578376	2,000	E4755557	6,000	E5891276	2,000	E7301301	4,000	E8333797	2,000
E3587499	6,000	E4787807	2,000	E5891535	2,000	E7301662	2,000	E8337989	2,000
E3606965	2,000	E4812003	2,000	E5904831	2,000	E730744A	2,000	E834019A	2,000
E3628306	2,000	E4821967	2,000	E5907814	2,000	E7316937	2,000	E8342060	2,000
E3632311	2,000	E4831644	2,000	E5923720	2,000	E7318883	2,000	E8344438	2,000
E3654862	2,000	E483869A	8,000	E5929478	2,000	E7322163	2,000	E8352201	2,000
E3655508	2,000	E4848733	4,000	E5962262	4,000	E7375208	2,000	E8353526	2,000
E3656024	2,000	E4853699	2,000	E5983871	2,000	E7378460	10,000	E8361324	2,000
E3668065	2,000	E4860601	2,000	E5987540	2,000	E7401357	2,000	E8363947	2,000
E3694163	2,000	E4863783	2,000	E5990940	2,000	E7409994	2,000	E836451A	2,000
E3703804	2,000	E4866707	2,000	E6006527	2,000	E7413940	2,000	E8371637	2,000
E3724194	2,000	E4899079	2,000	E6007140	2,000	E7418047	2,000	E8403523	2,000
E3733010	2,000	E490157A	2,000	E6026897	2,000	E741954A	2,000	E8409297	2,000
E3735129	2,000	E490515A	2,000	E6041357	2,000	E7420033	2,000	E841343A	2,000
E3741838	2,000	E4917522	2,000	E6065760	2,000	E7431396	2,000	E8434976	2,000
E3757645	2,000	E4948150	2,000	E6066961	2,000	E7432996	2,000	E8439196	2,000
E3771591	2,000	E496573A	2,000	E608465A	2,000	E7446849	2,000	E8441190	2,000
E3774108	2,000	E497075A	2,000	E6085532	2,000	E7471932	2,000	E8448527	2,000
E3782763	6,000	E4980941	2,000	E6109652	4,000	E7479569	2,000	E8450009	2,000
E3804287	2,000	E4994268	4,000	E6130392	2,000	E7484430	2,000	E8463739	2,000
E3805364	2,000	E4995639	2,000	E6141785	4,000	E749441A	2,000	E8472894	2,000
E3807790	2,000	E5027865	2,000	E6143052	2,000	E7505144	2,000	E8478973	2,000
E3816110	2,000	E5030130	4,000	E6163541	2,000	E7518580	2,000	E8484086	2,000
E3825969	2,000	E5033296	2,000	E619806A	2,000	E7522200	4,000	E849037A	2,000
E385148A	2,000	E5054811	2,000	E6216432	2,000	E752954A	2,000	E8497293	2,000
E3859332	2,000	E508446A	2,000	E6223560	2,000	E754350A	2,000	E8509402	2,000
E3864654	6,000	E5085903	2,000	E624049A	2,000	E7552835	2,000	E8512667	2,000
E3875753	2,000	E5111572	2,000	E6244355	2,000	E7563748	2,000	E8519564	2,000
E3882512	2,000	E5117493	2,000	E6268971	4,000	E7576351	2,000	E8526978	2,000
E3890817	2,000	E5129528	2,000	E6270801	2,000	E7597472	4,000	E8530096	2,000
E3906551	2,000	E5139671	4,000	E6298978	2,000	E7642796	2,000	E8533869	2,000
E3918355	2,000	E5150683	2,000	E6330065	2,000	E7660115	2,000	E854206A	2,000
E3934709	2,000	E5154395	2,000	E6368909	2,000	E7664404	2,000	E8581480	2,000
E3940059	2,000	E5161294	2,000	E6433328	2,000	E7674876	2,000	E8583327	4,000
E3942469	2,000	E5187684	2,000	E6441436	2,000	E7676143	2,000	E8602836	4,000
E3943007	2,000	E5209041	2,000	E644463A	2,000	E7688850	2,000	E860359A	2,000
E3945131	2,000	E5210031	2,000	E648335A	2,000	E7689229	2,000	E861916A	2,000
E394853A	2,000	E5221416	2,000	E6503083	2,000	E7704740	2,000	E862550A	2,000
E3973070	2,000	E5225349	2,000	E6503261	2,000	E7724350	2,000	E8631356	2,000
E4001145	2,000	E523450A	6,000	E6508204	2,000	E7732469	2,000	E8638695	2,000
E4031524	2,000	E5246826	2,000	E6525699	2,000	E7745609	4,000	E8639993	2,000
E4048974	2,000	E5273459	2,000	E6535287	2,000	E7754144	2,000	E8650458	2,000
E4050413	2,000	E5287883	2,000	E6535473	2,000	E7794901	2,000	E8673202	2,000
E4087570	2,000	E5290787	2,000	E6545908	2,000	E7807523	2,000	E8674128	2,000
E4095166	2,000	E531211A	2,000	E6561350	2,000	E7808597	2,000	E8678018	2,000
E4096235	2,000	E5317464	2,000	E6592817	2,000	E7836469	2,000	E868753A	2,000
E409755A	2,000	E5326080	2,000	E6603460	2,000	E7848882	2,000	E8691197	4,000
E4106907	2,000	E5327117	2,000	E6614608	2,000	E7862184	2,000	E869143A	2,000
E4107873	2,000	E5340210	2,000	E6624689	2,000	E786439A	2,000	E8692738	2,000
E4118174	2,000	E5341160	4,000	E6634803	2,000	E7870349	2,000	E8718095	2,000
E4129176	2,000	E5342973	2,000	E6686250	2,000	E787624A	2,000	E8722459	2,000
E4135281	2,000	E5347495	4,000	E6698100	2,000	E7876304	2,000	E8732829	2,000
E4146941	2,000	E536263A	2,000	E6734417	2,000	E7911738	2,000	E8736409	2,000
E4147158	4,000	E5383610	2,000	E6735685	2,000	E7930155	4,000	E8739459	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
E8740902	2,000	E9783338	2,000	G0829551	2,000	G1899537		G3144071	2,000
E8745882	2,000	E9799064	2,000	G0829993	4,000	D4225989	2,000	G3224324	2,000
E8756752	2,000	E9846119	2,000	G0858535	2,000	G1916075	2,000	G3226300	2,000
E8760105	2,000	E9862610	2,000	G0878706	2,000	G192647A	2,000	G3234613	2,000
E8774777	6,000	E9865849	2,000	G088787A	2,000	G1927158	2,000	G3270393	2,000
E8782184	2,000	E9872829	4,000	G0890463	2,000	G1962948	2,000	G3276367	2,000
E8793593	2,000	E9875240	2,000	G090572A	2,000	G1967613	2,000	G328713A	2,000
E8795316	2,000	E9878940	2,000	G0933014	2,000	G201136A	2,000	G3330744	2,000
E8799907	2,000	E9901314	2,000	G0942641	2,000	G2012293	2,000	G3350915	2,000
E8840613	2,000	E9904453	2,000	G0952655	2,000	G2013354	2,000	G3365270	2,000
E8845895	2,000	E992960A	2,000	G0967873	2,000	G2023023	2,000	G3379786	2,000
E8848991	2,000	E9933321	2,000	G0970572	2,000	G2031662	2,000	G3425109	2,000
E8853103	2,000	E9937416	2,000	G0989303	6,000	G2036478	2,000	G342918A	2,000
E886556A	2,000	E9938005	8,000	G0993459	2,000	G2054492	2,000	G346158A	2,000
E887013A	2,000	E9942649	2,000	G0995222	2,000	G2055375	2,000	G3480681	2,000
E8883827	2,000	E9949155	6,000	G0998957	2,000	G2094885	2,000	G3483087	2,000
E8920870	2,000	E9974559	2,000	G1015639	2,000	G2115300	2,000	G3495557	2,000
E8929843	4,000	G0002622	2,000	G1018743	2,000	G2118296	2,000	G3512214	2,000
E8941789	2,000	G0003831	2,000	G1019863	2,000	G2137266	2,000	G3512516	2,000
E8959939	2,000	G0008701	2,000	G10314232	2,000	G2147652	2,000	G3512990	4,000
E8966455	2,000	G0012431	2,000	G1039430	2,000	G2147962	2,000	G3536547	2,000
E8969845	2,000	G0016194	2,000	G1057862	2,000	G2178841	2,000	G3548936	2,000
E8973036	2,000	G0021279	2,000	G107497A	2,000	G2192054	2,000	G3553786	2,000
E8978321	2,000	G002149A	2,000	G1082611	4,000	G2237511	2,000	G3558427	2,000
E897931A	2,000	G0022453	2,000	G108469A	2,000	G2250712	2,000	G3563625	2,000
E8987932	2,000	G0029806	2,000	G1115811	2,000	G2257768	4,000	G3566861	2,000
E9017929	2,000	G004547A	2,000	G1124454	2,000	G2265086	2,000	G357483A	2,000
E9018097	2,000	G0051232	2,000	G1126368	2,000	G2267453	2,000	G3596329	2,000
E9020334	2,000	G0052115	2,000	G1131817	2,000	G2267798	2,000	G359699A	2,000
E9024607	2,000	G0068259	2,000	G1141464	2,000	G227039A	2,000	G3597104	2,000
E9026146	2,000	G0088098	2,000	G1149570	2,000	G2272309	2,000	G3612987	2,000
E9027215	2,000	G0102430	2,000	G1150838	2,000	G2299290	2,000	G3615390	4,000
E9029714	2,000	G0136335	6,000	G1154086	2,000	G2314648	2,000	G3629758	10,000
E9037474	4,000	G017525A	2,000	G1155910	2,000	G2353546	2,000	G3631019	2,000
E9045051	2,000	G0177864	2,000	G1158308	2,000	G2355352	2,000	G3663131	2,000
E9049383	2,000	G0183929	2,000	G1178694	2,000	G2356006	2,000	G3664952	2,000
E9055871	8,000	G0187908	2,000	G1182632	2,000	G236999A	2,000	G3665371	2,000
E9069899	2,000	G019260A	2,000	G1195270	2,000	G2373105	2,000	G3676276	2,000
E9070374	2,000	G019498A	2,000	G1221387	2,000	G2373369	2,000	G3684910	2,000
E9082275	2,000	G0206694	2,000	G1227253	2,000	G2380179	2,000	G3695858	2,000
E9104074	2,000	G0207968	12,000	G1234438	2,000	G2388978	2,000	G3704121	2,000
E9106999	2,000	G0220549	2,000	G1252215	2,000	G2399910	2,000	G3704482	2,000
E9107774	2,000	G0258414	2,000	G1287752	2,000	G2421215	4,000	G3705322	2,000
E910807A	2,000	G0274428	2,000	G1332588	4,000	G2458275	4,000	G3736465	2,000
E9113170	2,000	G0280819	2,000	G1333703	12,000	G2461500	2,000	G3778990	2,000
E9129832	2,000	G0297908	2,000	G1360166	2,000	G2468637	2,000	G3803871	2,000
E9131705	2,000	G0327203	2,000	G1362916	2,000	G2472502	2,000	G3808652	4,000
E9161922	2,000	G0353204	2,000	G1391487	2,000	G2489677	2,000	G3810088	2,000
E9165650	2,000	G0353409	2,000	G1417702	2,000	G249252A	2,000	G3820067	2,000
E9177470	2,000	G0354731	2,000	G1422757	2,000	G2502290	2,000	G3830585	4,000
E919216A	2,000	G0371547	2,000	G1425357	2,000	G2513209	2,000	G3832030	2,000
E9199954	4,000	G0373264	2,000	G1425624	2,000	G2521848	2,000	G3844233	2,000
E9206578	2,000	G0394024	2,000	G1426574	2,000	G2534559	2,000	G3844578	2,000
E9212209	2,000	G0407770	2,000	G1427678	2,000	G2555602	2,000	G3851108	8,000
E9220740	4,000	G0415196	2,000	G1428526	2,000	G2581018	2,000	G3858749	2,000
E9223588	2,000	G0419647	2,000	G1437606	2,000	G2588276	2,000	G3873195	2,000
E9233818	2,000	G0428042	2,000	G1444505	2,000	G2600691	4,000	G3873659	2,000
E9262702	2,000	G0445877	2,000	G1447768	2,000	G2612053	2,000	G3899674	2,000
E9266287	2,000	G0447810	2,000	G1449027	4,000	G2612991	2,000	G3905291	2,000
E9275774	2,000	G045177A	2,000	G1458840	2,000	G2620684	2,000	G3907626	2,000
E9281537	2,000	G0467048	2,000	G1488847	2,000	G2626240	2,000	G3919985	2,000
E9319038	2,000	G0469539	2,000	G149278A	4,000	G2656468	2,000	G3941530	2,000
E9325836	2,000	G0474664	2,000	G1508996	2,000	G2664770	2,000	G394890A	4,000
E9331933	2,000	G0486417	2,000	G1517812	2,000	G2671807	2,000	G3984183	2,000
E9361174	2,000	G0496234	2,000	G1529705	2,000	G2672471	4,000	G3987131	2,000
E9371080	2,000	G0508690	2,000	G1541926	2,000	G2674210	2,000	G3988847	2,000
E938266A	2,000	G0511764	2,000	G1543600	2,000	G268710A	2,000	G3989363	2,000
E9392053	2,000	G0520429	2,000	G1545859	4,000	G2695382	2,000	G4005820	2,000
E9398841	2,000	G0546428	2,000	G1554645	2,000	G2712317	2,000	G4008552	2,000
E9406445	2,000	G0548641	2,000	G155909	2,000	G2725117	2,000	G4008579	2,000
E9420456	4,000	G0553599	2,000	G1608710	2,000	G2728051	2,000	G4019651	2,000
E9435291	2,000	G0557683	2,000	G1612270	2,000	G2730404	2,000	G4060570	2,000
E9469633	2,000	G0559325	2,000	G1616721	2,000	G2743654	4,000	G4069349	2,000
E9477164	2,000	G0559937	2,000	G162628A	2,000	G274720A	2,000	G4075314	2,000
E9482311	4,000	G0570345	2,000	G1642048	2,000	G2757000	2,000	G4075853	2,000
E9487798	2,000	G057491A	2,000	G1651497	2,000	G2773847	2,000	G4079468	2,000
E9490055	2,000	G0579105	2,000	G1651977	2,000	G2818107	2,000	G4080032	2,000
E949610A	2,000	G0615713	2,000	G1666362	2,000	G2819138	2,000	G4087592	2,000
E949932A	2,000	G0630224	2,000	G1674551	4,000	G2821183	2,000	G4115758	2,000
E9499788	2,000	G0638462	2,000	G1685006	2,000	G2839422	2,000	G4210661	2,000
E9520396	2,000	G0659621	2,000	G1700498	2,000	G2857471	2,000	G4217496	2,000
E9531665	8,000	G0661014	2,000	G171457A	2,000	G2864478	2,000	G4222740	2,000
E9537183	2,000	G0664471	2,000	G1719857	2,000	G2866721	2,000	G4242768	2,000
E9552506	2,000	G067079A	2,000	G1721126	2,000	G2887656	2,000	G4265466	2,000
E9553286	2,000	G0706778	2,000	G1729151	2,000	G2889322	2,000	G4268627	2,000
E9569948	2,000	G0709254	2,000	G1739769	2,000	G289010A	2,000	G430092A	2,000
E9572787	2,000	G0712328	2,000	G1773061	2,000	G2894628	2,000	G4314041	2,000
E9576030	2,000	G0713669	2,000	G1779167	2,000	G2951516	2,000	G431758A	2,000
E960897	2,000	G0716943	12,000	G1781501	2,000	G2955759	2,000	G433266A	2,000
E9611952	2,000	G071780A	2,000	G1785213	2,000	G2979836	2,000	G4343181	2,000
E964786A	2,000	G0725543	2,000	G1791639	2,000	G3005215	2,000	G4354736	2,000
E9664495	2,000	G0734100	2,000	G1797181	2,000	G3032786	2,000	G440590A	2,000
E9680695	2,000	G0734151	2,000	G179719A	2,000	G3035084	2,000	G4407554	2,000
E9688653	2,000	G0735603	2,000	G1805311	2,000	G3043044	2,000	G4417274	2,000
E9701404	2,000	G0735719	4,000	G1821066	2,000	G3047767	2,000	G4420798	2,000
E970809	2,000	G0744734	2,000	G1821449	2,000	G3053120	2,000	G4433636	2,000
E9717505	4,000	G0755566	2,000	G1830863	2,000	G3064173	2,000	G4435035	2,000
E9735481	2,000	G0760098	4,000	G1852654	2,000	G3064475	2,000	G4460269	2,000
E9736046	2,000	G0781990	2,000	G186279A	2,000	G3068071	2,000	G4474219	2,000
E9751096	2,000	G0807302	2,000	G1863400	2,000	G3068438	2,000	G4497030	2,000
E9760133	2,000	G081399A	2,000	G1870369	2,000	G3093548	4,000	G4498045	2,000
E9782641	2,000	G0820848	2,000	G1897593	2,000	G3113255	2,000	G4502433	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
G4514083	2,000	G5542609	6,000	G6483681	2,000	H00397782	2,000	H3331123	2,000
G452724A	2,000	G5551217	2,000	G649246A	2,000	H0043496	2,000	H3335765	4,000
G4548298	2,000	G5579952	2,000	G6496589	2,000	H0057292	2,000	H3336915	2,000
G4553739	4,000	G5583259	2,000	G6501191	2,000	H0072852	2,000	H3364080	2,000
G4582461	2,000	G5589060	2,000	G6503313	4,000	H0094902	2,000	H3369732	2,000
G4582720	2,000	G5594501	6,000	G6517020	6,000	H0114539	2,000	H3375260	2,000
G4582879	2,000	G5599589	2,000	G6525252	2,000	H0119733	2,000	H3381503	2,000
G4589644	2,000	G561328A	2,000	G6530094	2,000	H0123910	2,000	H339933A	6,000
G4594168	2,000	G5621800	2,000	G6534677	2,000	H0123953	2,000	H3402187	2,000
G4599771	4,000	G5645696	2,000	G6560732	2,000	H0128130	4,000	H341309A	2,000
G461360A	2,000	G5648857	2,000	G6562506	2,000	H0128890	2,000	H3423842	2,000
G4616676	2,000	G565668A	2,000	G6590798	2,000	H0128998	4,000	H3445536	2,000
G463187A	2,000	G5662302	2,000	G6590860	2,000	H0160263	2,000	H3448624	2,000
G4642855	2,000	G5662744	2,000	G6611841	4,000	H0162045	2,000	H3451668	2,000
G464758A	2,000	G5663813	2,000	G6628086	2,000	H0193234	2,000	H3452834	2,000
G4658220	2,000	G5666979	2,000	G6628744	2,000	H020058	2,000	H3464271	2,000
G4659790	2,000	G566819A	2,000	G6652645	2,000	H0207219	2,000	H3466282	2,000
G4673734	2,000	G5676036	2,000	G6667316	2,000	H02123029	2,000	H3477713	2,000
G4676660	2,000	G5696355	2,000	G6669629	2,000	H0226299	2,000	H3482121	2,000
G4685767	2,000	G5701693	4,000	G6688534	2,000	H0232329	2,000	H3506769	2,000
G4697498	2,000	G5731045	2,000	G6701905	2,000	H0236529	2,000	H3507973	2,000
G4700960	4,000	G5732211	2,000	G6721140	2,000	H0247369	2,000	H3511377	2,000
G4728857	2,000	G5763605	2,000	G6744647	2,000	H0248020	2,000	H3521712	2,000
G4732609	2,000	G5776030	2,000	G6771776	2,000	H025571A	2,000	H3525432	2,000
G4737309	2,000	G5814811	2,000	G6772039	2,000	H026509A	2,000	H3530290	2,000
G4748017	2,000	G5826984	2,000	G6790894	2,000	H0271103	2,000	H3531858	2,000
G4755226	2,000	G5856662	2,000	G6831795	2,000	H0272444	2,000	H3534202	
G4770888	2,000	G5860864	2,000	G6846857	4,000	H0278892	2,000	H3534199	2,000
G4784676	2,000	G586715A	2,000	G6848949	2,000	H0281796	2,000	H3534229	2,000
G4800094	2,000	G5867869	2,000	G6850935	2,000	H0313752	2,000	H3538933	2,000
G4804448	2,000	G5870452	2,000	G685115A	2,000	H0400477	2,000	H3541535	2,000
G4826840	2,000	G5887304	2,000	G6874346	2,000	H0403786	2,000	H3544429	2,000
G4831992	2,000	G5899388	2,000	G6877493	2,000	H0408559	2,000	H3546693	2,000
G4843842	2,000	G5903350	2,000	G6878163	2,000	H0411452	2,000	H3553290	2,000
G4865986	2,000	G5910764	2,000	G6881725	2,000	H043830A	2,000	H358143A	2,000
G4871390	2,000	G5914476	2,000	G6884686	2,000	H0450652	2,000	H3612351	2,000
G4883372	10,000	G591459A	2,000	G689262A	2,000	H0579264	4,000	H3612807	2,000
G4885456	2,000	G5933829	2,000	G6896528	2,000	H0587798	2,000	H3615962	2,000
G4886665	2,000	G5945568	2,000	G6904490	2,000	H0597815	4,000	H361981A	2,000
G5004836	2,000	G5969335	2,000	G6908054	2,000	H0632416	6,000	H3621318	2,000
G5019205	2,000	G5983958	2,000	G6917738	2,000	H0661483	2,000	H3623450	2,000
G5039591	2,000	G5989360	2,000	G6930149	2,000	H0682421	2,000	H3634428	2,000
G5041545	2,000	G6002179	2,000	G6935736	2,000	H0683681	4,000	H3636129	2,000
G5066416	2,000	G6009696	8,000	G6937747	2,000	H069215A	2,000	H364167A	2,000
G5066521	2,000	G6012654	2,000	G69524316	2,000	H0709419	2,000	H3642455	2,000
G5087758	2,000	G6016803	2,000	G6976211	2,000	H071868A	2,000	H3650180	2,000
G5092239	2,000	G601777A	2,000	G6977390	2,000	H0767761	2,000	H3653597	2,000
G5114488	2,000	G6019349	2,000	G6982661	2,000	H083602A	2,000	H3659439	2,000
G5144093	2,000	G6023990	2,000	G6983226	2,000	H0839541	2,000	H3670866	2,000
G5146770	2,000	G6027473	2,000	G6985334	2,000	H0872271	2,000	H3674519	2,000
G5158191	2,000	G6039013	2,000	G6989895	2,000	H0892604	2,000	H3683577	2,000
G5175614	2,000	G6053806	2,000	G6990168	2,000	H0915175	2,000	H3686177	2,000
G5206048	2,000	G6060691	2,000	G6991598	2,000	H0985211	2,000	H3698620	2,000
G5212641	2,000	G6069567	2,000	G6994309	2,000	H1057903	2,000	H3705651	2,000
G5213338	2,000	G6078566	2,000	G7002792	2,000	H1064667	2,000	H370955A	2,000
G5213621	2,000	G6107957	2,000	G7019547	2,000	H109440A	2,000	H3711597	2,000
G5216159	2,000	G6108309	2,000	G7045238	2,000	H1101732	2,000	H3737790	2,000
G5230720	2,000	G6114643	2,000	G7046625	2,000	H1102321	6,000	H3738959	4,000
G5234874	6,000	G6142280	2,000	G7066650	2,000	H11441	2,000	H3743359	2,000
G524439A	2,000	G617218A	2,000	G7118952	2,000	H1144288	2,000	H3753087	2,000
G525803A	2,000	G6175464	2,000	G7139534	2,000	H1175639	2,000	H3769781	2,000
G5261618	2,000	G6176231	2,000	G715309A	2,000	H1187440	2,000	H3777806	2,000
G5263106	2,000	G6187543	2,000	G7174135	2,000	H1196040	2,000	H3789898	2,000
G5272679	2,000	G6206599	2,000	G8013100	2,000	H1204485	2,000	H3793941	2,000
G5278286	2,000	G6213935	2,000	G8014018	2,000	H1245815	2,000	H3795876	2,000
G5283875	2,000	G6231631	2,000	G8022088	2,000	H133494A	2,000	H3805338	2,000
G5284235	2,000	G623522A	2,000	G8024242	2,000	H1338945	4,000	H3810803	2,000
G5294982	2,000	G6235270	2,000	G8029007	2,000	H1364873	2,000	H381177A	2,000
G5297701	2,000	G6240681	2,000	G8045746	2,000	H1365489	2,000	H3817409	2,000
G5301601	2,000	G6243923	2,000	G8046009	2,000	H1374909	2,000	H3838643	2,000
G5332132	2,000	G6246825	2,000	G8058554	2,000	H1378270	2,000	H3840931	2,000
G5336618	2,000	G6252264	2,000	G8058872	2,000	H1475144	2,000	H3848045	2,000
G5339218	2,000	G6267105	2,000	G8060656	2,000	H1497466	2,000	H386184A	2,000
G5342952	2,000	G6268667	2,000	G8067359	2,000	H1545541	2,000	H3864016	2,000
G5347598	2,000	G6269094	2,000	G8069394	2,000	H3001048	2,000	H3878289	2,000
G5350890	2,000	G6276449	2,000	G8079985	2,000	H3021744	2,000	H3879307	2,000
G5352826	2,000	G6288498	2,000	G8084571	2,000	H3039333	2,000	H3880984	2,000
G535408A	2,000	G6291944	2,000	G8112524	2,000	H3089780	2,000	H3883401	2,000
G5367777	2,000	G629644A	2,000	G8112672	2,000	H3104518	2,000	H3883614	2,000
G5374722	2,000	G6321169	2,000	G8170079	2,000	H3108661	2,000	H3883630	2,000
G5389592	2,000	G6324958	2,000	G8175739	2,000	H311405A	10,000	H3889221	2,000
G5391732	2,000	G6330311	2,000	G8178509	2,000	H3119752	2,000	H3890513	2,000
G5393875	2,000	G6331938	2,000	G8180481	2,000	H3136622	2,000	H3892036	2,000
G5408902	2,000	G6353605	2,000	G8186927	2,000	H3177124	4,000	H389649A	2,000
G5415550	2,000	G6355535	2,000	G8204879	6,000	H3179062	2,000	H3905170	2,000
G5422360	10,000	G6369196	2,000	G8211115	2,000	H3193820	2,000	H390722A	2,000
G5449587	2,000	G6375013	2,000	G8211549	2,000	H3196293	2,000	H3921176	2,000
G5453851	2,000	G6376923	2,000	G8220475	2,000	H3198474	2,000	H3923527	2,000
G5474905	2,000	G6378098	2,000	G8227704	2,000	H3207783	4,000	H3933239	2,000
G5481855	2,000	G6393127	2,000	G8231558	2,000	H3207791	2,000	H3944095	2,000
G5490382	2,000	G6422097	2,000	G8238587	2,000	H3222634	4,000	H3944222	2,000
G5492695	2,000	G6439410	2,000	G8586867	2,000	H3226524	2,000	H3950885	2,000
G5504235	6,000	G6440052	2,000	G9000428	2,000	H3252061	2,000	H3965831	2,000
G5508214	2,000	G6454533	2,000	G9013821	2,000	H325207A	2,000	H3977813	2,000
G5511657	2,000	G6456323	2,000	G9020054	2,000	H3255826	2,000	H3979433	2,000
G5512491	2,000	G645763A	2,000	G9039464	2,000	H3276076	2,000	H3996907	2,000
G5515768	2,000	G6460606	4,000	H/1442	2,000	H328124A	2,000	H4003049	2,000
G5518155	2,000	G6460789	2,000	H00015415	2,000	H3300147	2,000	H4006145	4,000
G5518716	2,000	G6468976	2,000	H0033571	4,000	H3304282	2,000	H4017813	2,000
G5519550	2,000	G647142A	2,000	H00337514	2,000	H3310673	20,000	H4020040	2,000
G5522624	2,000	G6474623	2,000	H00337515	2,000	H3311653	2,000	H4020970	2,000
G5530902	4,000	G6476472	2,000	H0036996	2,000	H3317503	2,000	H4021314	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
H4027754	2,000	K0129631	2,000	K1296248	2,000	K2220725	2,000	K3169316	2,000
H4034068	2,000	K0133981	2,000	K1302353	2,000	K2230860	2,000	K3174727	2,000
H4034491	2,000	K0134562	2,000	K1315889	2,000	K2236788	2,000	K3186725	2,000
H4042397	2,000	K0136417	2,000	K1336088	2,000	K2239108	4,000	K3188221	2,000
H404313A	2,000	K0144002	2,000	K1338331	2,000	K2241706	2,000	K3191850	2,000
H4068183	2,000	K0179140	2,000	K1343084	2,000	K2247798	2,000	K3241793	2,000
H4084758	2,000	K0179515	4,000	K134448A	2,000	K225350A	2,000	K3252124	2,000
H4085673	2,000	K018652A	4,000	K1365363	2,000	K2255502	2,000	K3258343	2,000
H4098759	2,000	K0202258	2,000	K1376608	2,000	K2259516	2,000	K3271587	2,000
H4111089	2,000	K0203157	2,000	K1377442	2,000	K2265354	2,000	K3301842	2,000
H412444A	2,000	K0203777	2,000	K1390201	2,000	K226692A	2,000	K3336549	2,000
H4127058	2,000	K0204668	2,000	K1410385	2,000	K2267187	2,000	K3346676	2,000
H4131861	2,000	K022457A	2,000	K1413147	2,000	K2267691	2,000	K3346730	2,000
H4146974	2,000	K0232904	2,000	K1427598	2,000	K2268272	2,000	K3354067	2,000
H4157453	2,000	K023611A	2,000	K142839A	8,000	K2280973	2,000	K3354113	2,000
H4184663	2,000	K025634A	2,000	K1442988	2,000	K2294877	2,000	K3354660	2,000
H4193069	2,000	K0261912	2,000	K1480324	2,000	K2296365	2,000	K3367118	2,000
H4203927	2,000	K0266450	4,000	K1488686	2,000	K2300818	2,000	K3381617	2,000
H4213515	2,000	K0267422	2,000	K1508148	2,000	K2306425	2,000	K3385809	2,000
H4215747	2,000	K029506A	2,000	K1510819	2,000	K2318342	2,000	K3400107	2,000
H4227079	2,000	K0296457	2,000	K1519182	2,000	K2346435	2,000	K3421775	2,000
H4230789	2,000	K0333484	2,000	K152724A	2,000	K2349965	2,000	K343043A	2,000
H426716A	2,000	K0341274	2,000	K1534505	2,000	K2367890	2,000	K3436217	2,000
H4276150	2,000	K0343763	2,000	K1539043	2,000	K2371367	2,000	K3447243	2,000
H4283424	2,000	K0358045	2,000	K1541366	2,000	K2373718	2,000	K3450708	2,000
H4326409	4,000	K0361771	2,000	K1553275	2,000	K2386755	2,000	K348341A	2,000
H4336218	2,000	K0370010	2,000	K1555553	2,000	K2400375	2,000	K3483436	2,000
H4355166	2,000	K0383899	2,000	K1556509	2,000	K2410761	2,000	K3483606	2,000
H4376848	2,000	K0403369	2,000	K1558358	2,000	K241239A	2,000	K3494551	2,000
H4384409	2,000	K040702A	2,000	K1563475	2,000	K2415291	2,000	K3531902	2,000
H4384603	2,000	K0424811	2,000	K1564528	2,000	K2416093	2,000	K3545644	4,000
H4393564	2,000	K0434348	2,000	K1569813	2,000	K2420074	2,000	K354964A	2,000
H4420324	2,000	K043440A	2,000	K1570021	2,000	K242357A	2,000	K3560368	2,000
H4422505	2,000	K0434752	2,000	K1575015	2,000	K2426692	2,000	K3560724	2,000
H4424117	2,000	K0439878	2,000	K158989A	4,000	K2428253	2,000	K3568717	2,000
H4433205	2,000	K0456888	2,000	K1591312	2,000	K2431696	2,000	K3571904	2,000
H4434813	2,000	K0468088	2,000	K1592831	2,000	K243170A	2,000	K3573915	2,000
H4445416	2,000	K0487902	2,000	K1593862	2,000	K2443147	2,000	K357394A	2,000
H4452137	2,000	K0494100	2,000	K161018A	2,000	K2471957	2,000	K3582752	2,000
H4474661	2,000	K0500410	2,000	K1618792	2,000	K2481685	2,000	K3585379	2,000
H4494565	2,000	K0519030	2,000	K164159A	2,000	K2509342	2,000	K3594211	2,000
H4502339	2,000	K0521191	2,000	K1650041	2,000	K2538865	2,000	K3595706	2,000
H4502517	2,000	K0526657	2,000	K1652826	2,000	K2555816	2,000	K3602664	2,000
H4503394	2,000	K0534803	2,000	K1654950	2,000	K2595524	2,000	K3624196	2,000
H4520469	2,000	K0538744	2,000	K1667696	2,000	K2629178	2,000	K3637956	2,000
H4523247	2,000	K0543047	2,000	K1682237	2,000	K2634805	2,000	K3664074	2,000
H4533641	2,000	K0545600	2,000	K1682563	2,000	K2646056	2,000	K3666689	2,000
H4543361	2,000	K0545694	2,000	K1684299	18,000	K2655101	2,000	K3683370	2,000
H454838A	2,000	K054955A	4,000	K1692372	2,000	K2660024	2,000	K3691861	2,000
H4550503	2,000	K0552569	2,000	K1694030	2,000	K2667967	2,000	K3696804	8,000
H4552433	2,000	K0560006	2,000	K1704095	2,000	K2669994	2,000	K3726436	2,000
H4554428	2,000	K0574902	2,000	K1735004	2,000	K2670720	2,000	K3735869	2,000
H456265A	2,000	K0577626	2,000	K1739522	2,000	K2677784	2,000	K3737985	2,000
H4571772	2,000	K0589306	2,000	K1744488	2,000	K2714175	2,000	K3752445	2,000
H457741A	2,000	K0591629	2,000	K1747983	2,000	K2724421	2,000	K3757358	2,000
H457772A	2,000	K0600903	2,000	K1762710	2,000	K2732327	4,000	K3770729	2,000
H4579307	2,000	K0649112	2,000	K1775898	2,000	K2736519	2,000	K378326A	2,000
H4610956	2,000	K0683418	2,000	K1785338	2,000	K2773600	2,000	K3793176	2,000
H4611383	2,000	K0690711	2,000	K1790617	2,000	K2778947	2,000	K3821498	2,000
H461739A	2,000	K0713481	2,000	K1794094	2,000	K2805537	2,000	K3845974	2,000
H4619325	2,000	K071545A	2,000	K1823140	2,000	K2806541	2,000	K3853527	2,000
H4623160	2,000	K0722448	2,000	K1830457	2,000	K2825023	2,000	K3856488	2,000
H4623594	2,000	K0770795	2,000	K1840762	2,000	K2825775	2,000	K3868613	2,000
H4640219	2,000	K0774413	2,000	K1851950	2,000	K285371A	2,000	K387205A	2,000
H4658304	2,000	K0776327	8,000	K1852671	2,000	K2862298	6,000	K3895513	2,000
H4690518	2,000	K0800082	2,000	K1862197	2,000	K2876574	2,000	K3906264	2,000
H4691670	2,000	K0801402	2,000	K1862693	2,000	K2901390	2,000	K3910598	2,000
H4696001	2,000	K0807338	2,000	K1865250	2,000	K290148A	2,000	K3921816	2,000
H4708387	2,000	K0839116	2,000	K1868012	2,000	K2927721	2,000	K3953408	2,000
H4719176	2,000	K0839582	2,000	K1889362	2,000	K2932687	2,000	K3975045	2,000
H4732687	2,000	K0840432	2,000	K1905414	2,000	K2940558	2,000	K3976882	2,000
H4737522	2,000	K0844942	2,000	K1929976	2,000	K2946521	2,000	K398043A	2,000
H4737972	4,000	K0849502	2,000	K1936425	2,000	K2987686	2,000	K3987841	2,000
H4744928	2,000	K0849677	2,000	K1961969	2,000	K2996790	2,000	K3991660	2,000
H4751517	2,000	K0853755	2,000	K1982443	2,000	K2997134	2,000	K4002229	2,000
H4770546	2,000	K0859311	2,000	K1987380	2,000	K3003485	2,000	K4024796	2,000
H4772239	2,000	K0878219	2,000	K1995413	2,000	K3007049	2,000	K402673A	2,000
H4779039	2,000	K0885088	2,000	K2000121	2,000	K3009920	2,000	K404455A	2,000
H4783850	2,000	K0914932	2,000	K2022214	2,000	K3010880	2,000	K4052978	2,000
H4798661	2,000	K0920746	2,000	K2024373	2,000	K3012964	2,000	K4053575	2,000
H4803444	2,000	K0928194	2,000	K2027607	2,000	K3025020	2,000	K4054989	2,000
H4844779	2,000	K0932809	2,000	K2037505	2,000	K3026493	2,000	K4095812	2,000
H4854227	2,000	K0966886	2,000	K2046040	4,000	K3029344	2,000	K410756A	2,000
H4854758	2,000	K1012045	2,000	K2053837	2,000	K3032760	2,000	K4109651	2,000
H4854766	2,000	K1068512	2,000	K2062100	2,000	K3038335	2,000	K413141A	2,000
HA0175313	2,000	K1070061	2,000	K2080060	2,000	K3039481	2,000	K4135962	2,000
HA0585013	2,000	K1088351	2,000	K2089491	2,000	K3053199	2,000	K4161904	2,000
HA0772984	2,000	K1097997	2,000	K2089971	2,000	K3055167	4,000	K4161971	2,000
HA1807348	2,000	K1100599	2,000	K2090430	2,000	K3058905	2,000	K4191706	2,000
K0001600	2,000	K1112082	2,000	K2095505	2,000	K3061817	2,000	K4194853	2,000
K0010391	2,000	K1126199	2,000	K2115018	6,000	K3064107	2,000	K4211537	2,000
K0017906	2,000	K1188585	2,000	K2116421	2,000	K3067890	2,000	K4226267	2,000
K0022330	2,000	K120050A	2,000	K2117835	2,000	K3070824	2,000	K4228707	2,000
K0035807	4,000	K1213415	4,000	K2121429	2,000	K3074374	2,000	K423622A	2,000
K0039411	2,000	K1215132	2,000	K2122030	2,000	K3075648	2,000	K4237536	2,000
K0059765	2,000	K1219480	2,000	K2125927	2,000	K3086011	2,000	K4256921	2,000
K006100A	2,000	K1235125	2,000	K2127458	2,000	K3090906	2,000	K428318A	2,000
K0068535	2,000	K1244930	2,000	K2128934	2,000	K3097846	2,000	K4292472	4,000
K0071811	2,000	K1246577	2,000	K2171929	2,000	K313699A	2,000	K4294637	2,000
K0086649	2,000	K1254553	2,000	K2184338	4,000	K3153991	2,000	K4295846	2,000
K0109843	2,000	K1255525	2,000	K2207567	2,000	K3155706	2,000	K4297849	4,000
K0112631	2,000	K1270826	2,000	K2219778	2,000	K3160394	2,000	K4301021	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
K4312244	2,000	K5542790	2,000	K6973205	2,000	K8760683	2,000	P0541501	2,000
K4322649	2,000	K5547113	2,000	K6978657	2,000	K8762074	2,000	P0555944	2,000
K4323092	2,000	K5569982	2,000	K6988180	2,000	K8765790	2,000	P0569716	2,000
K4345002	2,000	K5580056	2,000	K7030304	2,000	K8770034	2,000	P0616749	2,000
K4349008	2,000	K5583160	2,000	K7034717	2,000	K8791090	2,000	P0698710	2,000
K4353668	2,000	K5586445	2,000	K7045042	2,000	K8792100	2,000	P0704869	2,000
K436001A	2,000	K5589568	2,000	K7083181	2,000	K8802505	2,000	P0714317	2,000
K4363434	2,000	K5594979	2,000	K710863A	2,000	K8803250	2,000	P0715089	2,000
K4373707	2,000	K5605873	2,000	K7118511	2,000	K8812241	2,000	P0728717	2,000
K4395700	2,000	K5623820	2,000	K7132093	2,000	K8813884	2,000	P0738135	2,000
K4412486	2,000	K5626641	2,000	K7187904	2,000	K8829314	2,000	P0779079	2,000
K4413520	2,000	K5655811	2,000	K7198515	2,000	K8840032	2,000	P0788841	2,000
K4418719	2,000	K5660890	2,000	K7209703	2,000	K8867747	2,000	P0794094	2,000
K4431154	2,000	K5726778	2,000	K7214480	2,000	K887560A	2,000	P0853473	2,000
K445149A	2,000	K5767156	2,000	K7228465	2,000	K8880069	2,000	P088056A	4,000
K4451929	2,000	K5772109	2,000	K729459A	2,000	K8887802	2,000	P0927485	2,000
K4452356	2,000	K5814065	4,000	K7299230	2,000	K8894388	2,000	P1026449	2,000
K4455568	2,000	K5819687	2,000	K7299877	2,000	K8903336	2,000	P1048639	2,000
K4477464	4,000	K5820626	2,000	K731177A	2,000	K8939624	2,000	P1087464	2,000
K4477790	2,000	K583287A	2,000	K7324421	2,000	K896565A	2,000	P1087715	50,000
K4485084	2,000	K5833426	2,000	K7352956	2,000	K9017143	2,000	P1146738	2,000
K4494245	2,000	K5850517	2,000	K7391854	2,000	K9030484	2,000	P1282011	2,000
K4527089	2,000	K5855748	2,000	K7417993	2,000	K906625A	2,000	P1290154	2,000
K4539753	2,000	K5859913	2,000	K7440944	2,000	K907645A	2,000	P1361256	2,000
K454157A	2,000	K5872650	2,000	K7442475	2,000	K9088032	2,000	P1433958	2,000
K4548876	2,000	K5923603	2,000	K7449542	2,000	K910108A	2,000	P1444739	2,000
K4585933	2,000	K5931754	2,000	K7467788	2,000	K9102523	2,000	P1446162	2,000
K4629213	2,000	K5940176	2,000	K7470185	2,000	K911792A	2,000	P1458500	2,000
K4631420	2,000	K5953219	2,000	K7473087	2,000	K9132155	2,000	P1511908	2,000
K4636481	2,000	K5958660	2,000	K7504276	2,000	K9137858	2,000	P1513242	2,000
K463781A	2,000	K5997356	2,000	K7547307	2,000	K9147551	2,000	P1587882	24,000
K4643615	2,000	K600332A	2,000	K7555202	2,000	K917253A	2,000	P1614022	2,000
K4644654	2,000	K6007597	2,000	K7579497	2,000	K9190732	2,000	P1643073	4,000
K4666909	2,000	K6017444	2,000	K7588526	2,000	K9195351	2,000	P1661616	2,000
K4675991	2,000	K603666A	2,000	K7615051	2,000	K920735A	2,000	P1670895	2,000
K4697235	2,000	K6062784	2,000	K7628013	2,000	K9215786	2,000	P175665A	6,000
K4700996	2,000	K6070124	2,000	K763577A	2,000	K9222634	2,000	P1779870	2,000
K4726634	2,000	K6106471	2,000	K7649576	2,000	K9237615	2,000	P1811871	2,000
K4739507	2,000	K6120091	2,000	K7663056	2,000	K9239146	2,000	P1845083	4,000
K4739884	4,000	K6122515	2,000	K7665601	2,000	K9251154	2,000	P1875497	2,000
K4762673	2,000	K6135153	2,000	K7690266	2,000	K9279970	2,000	P1879921	4,000
K4773969	2,000	K6140165	2,000	K7701373	2,000	K9280669	2,000	P1950944	2,000
K4798422	2,000	K6140513	2,000	K770612A	2,000	K9296026	4,000	P2053474	2,000
K4805801	2,000	K6143652	2,000	K7729251	2,000	K9339981	2,000	P209944A	6,000
K4821211	2,000	K6152694	2,000	K773106A	2,000	K9389067	2,000	P2146375	2,000
K4821823	2,000	K6159052	2,000	K7732139	2,000	K9426256	2,000	P2174646	2,000
K482248A	2,000	K6167519	2,000	K7744374	2,000	K9468714	2,000	P2206017	2,000
K4843231	2,000	K6188753	2,000	K7757298	2,000	K9492119	2,000	P2206041	2,000
K4849507	2,000	K6234143	2,000	K7768249	2,000	K9539239	2,000	P2276783	2,000
K4905784	2,000	K6235360	2,000	K7781431	2,000	K9539824	2,000	P2300293	2,000
K4917138	2,000	K6246443	2,000	K7859228	2,000	K9564373	2,000	P2313123	2,000
K493718A	2,000	K6254152	4,000	K7867867	2,000	K9569642	2,000	P2374416	2,000
K4945115	2,000	K6257674	2,000	K7874820	2,000	K9584595	2,000	P2377156	2,000
K4947460	2,000	K6259782	2,000	K7883005	2,000	K9612645	2,000	P2389464	2,000
K4957180	2,000	K6264638	2,000	K7896239	2,000	K9660518	2,000	P2414795	2,000
K4958217	2,000	K6288839	2,000	K7897332	2,000	K9668438	2,000	P2419819	6,000
K5038235	2,000	K6304176	2,000	K7897537	2,000	K9691715	2,000	P243561A	2,000
K5050642	2,000	K6311512	4,000	K7900562	2,000	K9694161	4,000	P2516067	2,000
K5065887	6,000	K6345867	2,000	K7901704	2,000	K9733108	2,000	P2573222	2,000
K5069149	2,000	K6363857	2,000	K7902352	2,000	K9748598	2,000	P2655636	2,000
K5106478	2,000	K6363881	2,000	K799902A	2,000	K979316A	2,000	P2705323	2,000
K5118298	2,000	K6369782	2,000	K8040443	2,000	K9801928	2,000	P2754391	2,000
K5164214	2,000	K6412033	2,000	K8132224	2,000	K9825800	2,000	P2760081	2,000
K5192684	2,000	K6422969	2,000	K8183937	2,000	K9843248	2,000	P2760596	8,000
K5196159	2,000	K6429289	2,000	K8217408	2,000	L0001581	2,000	P2763374	2,000
K5213568	2,000	K6431240	2,000	K8233748	2,000	L0006761	2,000	P2779378	2,000
K5227755	2,000	K6468314	2,000	K8252726	2,000	L0056513	2,000	P2795578	2,000
K5231299	2,000	K6470963	2,000	K8296405	2,000	L0071555	2,000	P2972488	2,000
K5233259	2,000	K6503896	2,000	K8297371	2,000	LTC38	2,000	P2974464	2,000
K5238609	2,000	K6523285	2,000	K8302073	2,000	M0061444	2,000	P2975703	2,000
K5248620	2,000	K6570437	2,000	K8313466	2,000	P0004115	2,000	P3040368	4,000
K5273501	2,000	K6585604	2,000	K8344485	2,000	P0009478	2,000	P304942A	2,000
K5282357	2,000	K6607691	2,000	K8353948	2,000	P0032747	2,000	P3155807	2,000
K5301688	2,000	K660997A	2,000	K8388490	2,000	P0122142	2,000	P3194845	2,000
K531111A	2,000	K6619096	2,000	K8400644	2,000	P0133047	2,000	P3236076	2,000
K5311446	2,000	K6648800	2,000	K8407630	2,000	P0138618	2,000	P3260406	2,000
K531965A	2,000	K6659004	2,000	K8416818	4,000	P0197436	2,000	P3296559	2,000
K531982A	2,000	K6678521	2,000	K8445842	2,000	P0201050	2,000	P3299922	4,000
K5324777	2,000	K6684211	2,000	K8450137	2,000	P0209159	2,000	P332661A	2,000
K5327938	2,000	K6691609	2,000	K8461090	4,000	P0212389	8,000	P3332040	2,000
K5350182	2,000	K6701310	2,000	K8476349	2,000	P0217186	2,000	P3333578	2,000
K5350891	2,000	K6704956	2,000	K8479909	2,000	P0227890	2,000	P3366107	2,000
K5357004	2,000	K6723578	2,000	K8482039	2,000	P0229745	2,000	P339755A	2,000
K537250A	2,000	K6750907	2,000	K8492689	2,000	P0236687	2,000	P3398351	2,000
K5379318	2,000	K6752977	2,000	K8526540	2,000	P0241613	2,000	P3404106	2,000
K5380170	2,000	K6791387	2,000	K8535191	2,000	P0256920	2,000	P3452046	2,000
K538916A	2,000	K6831648	2,000	K8541833	2,000	P0262564	2,000	P3475801	2,000
K5397006	2,000	K6837867	2,000	K8569754	2,000	P0266500	2,000	P3509560	2,000
K5425425	2,000	K6841341	2,000	K8571430	2,000	P0268961	2,000	P3549449	2,000
K5429463	2,000	K6842437	2,000	K8581088	2,000	P0269712	2,000	P3552229	4,000
K5430623	2,000	K6847617	2,000	K8589186	2,000	P0284088	2,000	P3578635	2,000
K5442834	2,000	K6873227	2,000	K8593922	2,000	P0308297	2,000	P3597702	2,000
K5449871	2,000	K6874290	2,000	K859919A	2,000	P0348825	2,000	P3678214	4,000
K5473853	2,000	K6876676	2,000	K8613435	4,000	P0367447	2,000	P3684451	2,000
K5477409	2,000	K6883397	2,000	K8615063	2,000	P0374265	2,000	P3856848	2,000
K5507405	2,000	K6883435	2,000	K8630011	4,000	P0381407	2,000	P3880838	2,000
K551455A		K6914292	2,000	K8633819	2,000	P0443496	2,000	P3988302	4,000
K5111633	2,000	K6937306	2,000	K8667748	2,000	P0486772	2,000	P4098955	2,000
K5515181	2,000	K6944027	2,000	K8675600	4,000	P0498967	2,000	P4153727	2,000
K5522978	2,000	K6955657	2,000	K8690995	2,000	P0514059	2,000	P4220758	2,000
K5525780	2,000	K6957315	2,000	K870726A	6,000	P0538381	4,000	P423266A	2,000
K5532566	2,000	K6972527	2,000	K8736987	2,000	P0540408	2,000	P4377336	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
P4475090	2,000	P8832238	4,000	W07371790	2,000	Z2336619	2,000	Z6365494	2,000
P4517818	2,000	P887805A	2,000	W10203899	2,000	Z2379725	2,000	Z6426051	2,000
P4544564	2,000	P8902406	2,000	W10894073	2,000	Z2455952	2,000	Z6482679	2,000
P4562554	2,000	P8964088	2,000	W5300765	2,000	Z2515319	2,000	Z6510621	2,000
P4569184	2,000	P8974725	2,000	W835095A	2,000	Z2518458	2,000	Z6530118	4,000
P4590809	2,000	P9124784	2,000	XA4716818	2,000	Z2519489	2,000	Z6649832	2,000
P4622409	2,000	P9151919	2,000	XA7709215	2,000	Z2523133	2,000	Z6680284	2,000
P4652685	2,000	P9180064	2,000	XA897746	2,000	Z2535476	2,000	Z6802037	2,000
P4676657	2,000	P9189835	2,000	XA9532622	4,000	Z2647517	2,000	Z681003A	2,000
P4758521	2,000	P9248424	2,000	XA9763918	2,000	Z2685680	2,000	Z7022574	2,000
P4783100	2,000	P9258063	2,000	XC4589079	2,000	Z2705827	2,000	Z7051086	2,000
P4809959	2,000	P9281197	2,000	XD0791488	2,000	Z2736307	2,000	Z7061707	2,000
P4820235	2,000	P9284862	2,000	XD2295607	2,000	Z282222A	2,000	Z7062894	2,000
P4866987	2,000	P9409304	2,000	XD8121104	2,000	Z2823188	2,000	Z7109483	2,000
P487159A	2,000	P9525495	2,000	XE4870741	2,000	Z2843723	2,000	Z7121270	2,000
P4921198	2,000	P9627603	2,000	XE6162035	2,000	Z2892708	2,000	Z7176083	2,000
P4944406	2,000	P9754346	2,000	XE6706523	2,000	Z2930383	2,000	Z7192216	2,000
P4961289	2,000	P9942630	2,000	XE9131432	2,000	Z2936888	2,000	Z7233834	2,000
P5025153	2,000	R0098034	4,000	XG3628187	4,000	Z2944287	2,000	Z7242477	2,000
P5056180	2,000	R0490414	2,000	XG4647363	2,000	Z2947669	2,000	Z7425652	2,000
P5094139	2,000	R0656843	2,000	Z000144A	2,000	Z2947871	2,000	Z7479698	2,000
P5099297	2,000	R0760519	2,000	Z0005860	2,000	Z2974747	2,000	Z7587334	2,000
P5128556	2,000	R0946302	2,000	Z0036502	2,000	Z3042244	2,000	Z7598964	2,000
P5167926	2,000	R0969825	2,000	Z0068242	2,000	Z305692A	2,000	Z7669527	2,000
P522783A	2,000	R102509A	2,000	Z010253A	2,000	Z3090087	2,000	Z7702702	2,000
P5234593	2,000	R1074635	2,000	Z0120201	4,000	Z3096867	2,000	Z7763256	2,000
P5267262	2,000	R1369376	2,000	Z0169898	2,000	Z3101747	2,000	Z7791861	2,000
P5286631	2,000	R1535365	2,000	Z0172139	2,000	Z3104061	2,000	Z7858176	2,000
P5314864	2,000	R1843752	2,000	Z0184781	2,000	Z3106595	2,000	Z8007005	2,000
P5348335	2,000	R1872736	2,000	Z0284255	2,000	Z311623A	2,000	Z8056561	2,000
P5502490	2,000	R1945865	2,000	Z0309037	2,000	Z313968A	2,000	Z8063223	2,000
P5540104	2,000	R1989897	8,000	Z0312380	2,000	Z3145531	2,000	Z8120278	2,000
P5567843	2,000	R2348828	2,000	Z0356094	2,000	Z3154921	2,000	Z8121002	2,000
P5585671	2,000	R2589035	2,000	Z0373754	2,000	Z3277608	2,000	Z8154512	2,000
P5621910	2,000	R2617381	2,000	Z0376877	2,000	Z3280145	2,000	Z8172731	2,000
P5630316	2,000	R2761288	2,000	Z0413829	2,000	Z3284191	2,000	Z8230030	2,000
P5637515	2,000	R277388A	2,000	Z0417328	2,000	Z3313582	2,000	Z8298379	2,000
P5642667	2,000	R2834021	2,000	Z0451828	2,000	Z3315429	2,000	Z851585A	2,000
P5698646	2,000	R2945583	2,000	Z0452565	2,000	Z341608A	2,000	Z853143A	2,000
P5705197	2,000	R2985089	2,000	Z0464903	2,000	Z3423418	2,000	Z8699929	2,000
P5736661	2,000	R3138525	2,000	Z0467023	2,000	Z3569307	2,000	Z8832405	2,000
P5738583	2,000	R345219A	2,000	Z0527557	2,000	Z3613802	2,000	Z8916307	2,000
P5741673	2,000	R3478733	2,000	Z0532992	2,000	Z3617644	2,000	Z9004719	2,000
P5780288	2,000	R378821A	2,000	Z055211A	2,000	Z3634764	2,000	Z9124811	2,000
P5804330	2,000	R3842532	2,000	Z0557650	2,000	Z364578A	2,000	Z9300024	2,000
P5843859	2,000	R4141902	2,000	Z0567915	2,000	Z3645852	2,000	Z9319957	2,000
P5890911	2,000	R4223372	2,000	Z0604012	4,000	Z3667651	2,000	Z9397419	2,000
P5891640	2,000	T0016475	2,000	Z0605302	2,000	Z3671861	2,000	Z9405446	2,000
P5947808	2,000	V0002593	2,000	Z0640175	2,000	Z3672337	2,000	Z9533835	2,000
P6075545	4,000	V0017035	2,000	Z0691675	2,000	Z3683673	2,000	Z9548387	2,000
P6075812	2,000	V0020796	2,000	Z0701042	2,000	Z3724515	2,000	Z9675702	2,000
P6099320	2,000	V002130A	2,000	Z0717631	2,000	Z3729320	2,000	Z9705660	2,000
P6195680	2,000	V0022866	2,000	Z0734625	2,000	Z376617A	2,000	Z9868748	2,000
P6235402	2,000	V0024058	2,000	Z0740951	2,000	Z3828310	2,000		
P627050A	2,000	V0025313	2,000	Z0745945	2,000	Z3848788	2,000		
P6293720	24,000	V0034452	2,000	Z0750388	2,000	Z3861679	2,000		
P6331827	2,000	V0050016	2,000	Z0761398	2,000	Z3863248	2,000		
P6344740	2,000	V0054321	2,000	Z0773736	2,000	Z3914160	2,000		
P6412231	2,000	V0054577	2,000	Z0845044	2,000	Z3988008	2,000		
P642089A	2,000	V0062200	2,000	Z0856402	2,000	Z4022786	2,000		
P6428480	2,000	V0064645	2,000	Z0857840	2,000	Z4028490	2,000		
P6565895	2,000	V0070300	2,000	Z089164A	2,000	Z404237A	2,000		
P6623178	2,000	V0082678	2,000	Z095188A	2,000	Z4063458	2,000		
P6650140	4,000	V0097918	2,000	Z0954005	2,000	Z4064837	2,000		
P6665814	2,000	V0099422	2,000	Z0980367	2,000	Z4083270	2,000		
P6675887	2,000	V0105341	2,000	Z0986365	2,000	Z4230036	2,000		
P6741502	2,000	V0156000	2,000	Z0990435	2,000	Z4266138	2,000		
P6761031	2,000	V0171530	2,000	Z0994333	2,000	Z4276826	2,000		
P6845219	2,000	V0226157	2,000	Z0997065	2,000	Z4284586	2,000		
P7008450	2,000	V0230391	2,000	Z1007492	2,000	Z4304463	2,000		
P7008957	2,000	V0278084	2,000	Z1025792	2,000	Z4353146	2,000		
P7027323	2,000	V0283215	2,000	Z105220A	2,000	Z4392796	2,000		
P7027331	2,000	V0291242	2,000	Z1092031	2,000	Z4409605	2,000		
P712017A	2,000	V0298271	2,000	Z1140370	2,000	Z4413556	2,000		
P7147914	2,000	V0303712	6,000	Z1153650	2,000	Z4558465	2,000		
P7162638	2,000	V0316679	2,000	Z1193334	2,000	Z4664982	2,000		
P7326916	2,000	V0333573	2,000	Z124110A	2,000	Z4737815	2,000		
P7391319	2,000	V0348546	2,000	Z1258444	2,000	Z4804822	2,000		
P744904A	2,000	V0355526	2,000	Z1346580	2,000	Z4806221	2,000		
P7500207	4,000	V0358776	2,000	Z1367499	2,000	Z4823525	2,000		
P7524149	4,000	V0363979	2,000	Z1410459	2,000	Z5037698	2,000		
P7531609	2,000	V0368903	2,000	Z1411358	2,000	Z5116970	2,000		
P7535876	2,000	V0409014	2,000	Z1414802	2,000	Z5132712	2,000		
P7576475	2,000	V0413879	2,000	Z1424042	2,000	Z5185670	2,000		
P7645582	2,000	V0415693	2,000	Z1635035	2,000	Z5192383	2,000		
P7705755	2,000	V0460117	2,000	Z1683005	2,000	Z5239541	2,000		
P7720509	4,000	V0470112	2,000	Z1685164	2,000	Z5344493	2,000		
P7783756	2,000	V0486124	2,000	Z1762282	2,000	Z5375534	2,000		
P7959560	2,000	V0493961	2,000	Z1772369	2,000	Z5393982	2,000		
P8097961	2,000	V0495891	2,000	Z1808320	2,000	Z5539251	2,000		
P8203699	2,000	V050971A	2,000	Z1815483	2,000	Z5619654	2,000		
P8336176	2,000	V0521884	2,000	Z1851900	2,000	Z6042172	2,000		
P8349804	4,000	V0543780	2,000	Z2014492	2,000	Z6067922	2,000		
P8402055	2,000	V0565644	2,000	Z2172357	2,000	Z6070923	2,000		
P8445439	2,000	V0565687	2,000	Z2182913	2,000	Z6092579	2,000		
P8551433	2,000	V0598623	2,000	Z2183936	2,000	Z6100482	2,000		
P8551522	2,000	V0879754	2,000	Z2184959	2,000	Z6123385	2,000		
P8555145	2,000	V0895448	2,000	Z2255449	2,000	Z6184120	2,000		
P8676627	2,000	V1017586	2,000	Z2258065	2,000	Z6184597	2,000		
P871474A	2,000	V1162012	2,000	Z2262490	2,000	Z6206701	2,000		
P8815007	2,000	W01531254	2,000	Z2277353	2,000	Z6281762	2,000		
P8821414	2,000	W04674721	2,000	Z2332125	2,000	Z6345361	2,000		

(II) RESULTS OF APPLICATIONS MADE BY CCASS INVESTOR PARTICIPANTS

The following are the identification document numbers (were supplied) of successful applicants applying by **electronic application instructions** to HKSCC and the number of Hong Kong Offer Shares conditionally allotted to them:

Identification document number	Number of Hong Kong Offer Shares allotted
E9022426	2,000
G3950459	2,000

RESULTS OF APPLICATIONS MADE BY GIVING ELECTRONIC APPLICATION INSTRUCTIONS TO HKSCC

The following are the identification codes or identification document numbers (where supplied) of successful applicants applying by giving **electronic application instructions** to HKSCC and the number of Hong Kong Offer Shares conditionally allotted to them:

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
00121002	2,000	012123700	2,000	0313991	2,000	0602741	2,000	0764692	2,000
001900200	2,000	012124300	4,000	0314026	2,000	0630182	2,000	0766768	2,000
002018200	2,000	012136000	2,000	03198068	2,000	0630409	2,000	0766797	2,000
002057200	2,000	012140800	2,000	0320078	2,000	0640648	2,000	0767592	2,000
002069800	2,000	012147200	4,000	0320489	2,000	0641029	2,000	0768083	2,000
002132600	2,000	012610600	2,000	0321446	6,000	0650573	2,000	0768627	2,000
002149600	2,000	012619500	2,000	0322500	2,000	0650748	2,000	0768779	2,000
002159400	2,000	012623900	2,000	0322775	2,000	0650971	4,000	0769697	2,000
002162800	2,000	012628900	2,000	0322898	2,000	0660039	2,000	0771708	2,000
002184400	2,000	012635100	2,000	0323923	2,000	0660071	2,000	0772396	2,000
002185300	2,000	012645500	2,000	0330411	2,000	0661177	2,000	0773081	2,000
002189600	2,000	012647100	2,000	0330961	2,000	0661533	4,000	0773874	2,000
002458600	2,000	012650800	2,000	0332370	2,000	0661588	2,000	0775018	2,000
002564500	2,000	012655400	2,000	0333832	2,000	0661614	2,000	0775209	2,000
002602700	2,000	012661000	6,000	0340919	2,000	0662037	2,000	0776046	2,000
002651600	2,000	012682400	2,000	0341329	2,000	0680381	2,000	0776091	6,000
002670500	2,000	012688600	2,000	0350572	2,000	0690106	2,000	0776185	6,000
002680400	2,000	012689000	2,000	0351335	2,000	0690711	2,000	0776761	2,000
002693100	2,000	012902500	6,000	0351348	2,000	0701419	2,000	0776871	2,000
002693200	2,000	012917300	2,000	0352033	2,000	0701930	2,000	0777825	2,000
002764100	4,000	012961900	2,000	0352169	2,000	0702065	2,000	0777841	2,000
002924100	2,000	012978000	2,000	0352651	2,000	0703239	2,000	0778264	2,000
002934900	2,000	012981200	2,000	0360083	2,000	0703624	2,000	0779441	2,000
002951500	2,000	012981300	16,000	0360300	2,000	0703970	8,000	0779580	12,000
002966900	2,000	013332600	4,000	0360407	2,000	0706126	2,000	0781002	2,000
003511600	2,000	013538400	2,000	0360449	2,000	0707552	2,000	0782234	2,000
003540900	2,000	013563800	2,000	0370015	2,000	0708690	2,000	0782328	2,000
003635700	2,000	013572500	2,000	0370879	2,000	0708904	2,000	0782962	4,000
003649800	2,000	013581800	2,000	0380160	2,000	0709932	2,000	0783314	2,000
003660300	2,000	013591100	2,000	0380843	2,000	0710222	2,000	0787420	2,000
003664400	2,000	013605400	2,000	0381677	2,000	0713753	6,000	0787721	2,000
003697100	2,000	013605500	2,000	0382126	2,000	0713889	2,000	0788238	2,000
003722000	4,000	013743800	4,000	0382618	2,000	0713931	2,000	0788241	4,000
003731700	2,000	013752100	2,000	0383109	2,000	0714121	2,000	0790912	2,000
003750400	2,000	013761500	2,000	0384454	2,000	0714927	2,000	07927582	2,000
003779200	2,000	013774200	2,000	0390095	2,000	0715272	2,000	0792936	2,000
003907800	2,000	013905800	2,000	0390707	2,000	0716831	2,000	0793294	2,000
003914700	4,000	013906700	2,000	0390901	2,000	0718321	2,000	0793566	2,000
003962800	2,000	013915000	2,000	0391104	6,000	0718826	2,000	0794329	2,000
003964100	2,000	013917400	2,000	0400529	2,000	0719346	2,000	0795292	2,000
003966600	2,000	013917800	2,000	0401447	2,000	0719595	2,000	0795522	2,000
003978100	4,000	013923900	2,000	0420583	2,000	0720076	2,000	0795577	2,000
005575300	126,000	013924000	2,000	0420677	2,000	0722618	2,000	0796550	2,000
005611800	2,000	013924100	2,000	0420839	2,000	0723112	2,000	0796754	2,000
005612400	2,000	013924200	2,000	0421469	2,000	0723303	2,000	0798011	2,000
005632800	2,000	013954300	2,000	0421511	2,000	0725628	2,000	0798956	2,000
005640100	2,000	013955700	2,000	0430450	2,000	0726630	2,000	0799201	2,000
005846900	18,000	014706700	2,000	0470834	2,000	0727192	2,000	0799476	12,000
005905800	2,000	01535	2,000	0470999	2,000	0727914	2,000	0800048	2,000
005906400	2,000	016151	10,000	0480992	2,000	0728230	2,000	0801704	2,000
005916600	2,000	017072190	10.000	0481043	2,000	0731489	2,000	0801717	2,000
005957900	2,000	0200444	2,000	0481292	2,000	0736675	2,000	0801982	6,000
005977000	2,000	0201333	4,000	0481412	2,000	0738806	2,000	0803320	2,000
006025800	4,000	0201540	2,000	0490898	2,000	0739708	4,000	0805179	2,000
006026100	2,000	0204039	2,000	0500128	2,000	0739737	2,000	0805373	4,000
006061000	2,000	0208747	2,000	0500335	8,000	0739889	2,000	0807478	10,000
006103900	2,000	0209296	2,000	0500584	2,000	0743697	2,000	0807973	2,000
006136400	2,000	0211572	2,000	0500827	2,000	0743998	4,000	0808079	2,000
006138700	10,000	0211873	8,000	0510545	2,000	0744434	2,000	0808370	2,000
006140800	2,000	0211996	2,000	0511049	2,000	0747567	2,000	0808707	2,000
006150200	6,000	0212513	2,000	0511447	2,000	0747910	2,000	0808794	2,000
006250600	2,000	02132	2,000	0511463	2,000	0748702	2,000	0809735	2,000
006250700	2,000	0213253	2,000	0511599	2,000	0750253	4,000	0809890	2,000
006258000	2,000	0214100	2,000	0520962	2,000	0750554	8,000	0810067	2,000
006269800	2,000	0215578	4,000	0521440	2,000	0750774	2,000	0810821	2,000
006273400	4,000	0218261	2,000	0521686	12,000	0750949	2,000	0810834	4,000
006277800	2,000	0218562	2,000	0550097	2,000	0750981	2,000	0811817	2,000
006281500	2,000	0219943	2,000	0550301	4,000	0751841	4,000	0813488	4,000
006290300	2,000	0221889	2,000	0551517	2,000	0752060	2,000	0820170	4,000
006291600	4,000	0222273	2,000	0560207	2,000	0752112	2,000	0821865	2,000
006297200	2,000	0222833	2,000	0560430	2,000	0752170	2,000	0822327	2,000
006307500	2,000	0223764	2,000	0560906	2,000	0752277	2,000	0822424	2,000
006312200	4,000	0225678	2,000	0560919	2,000	0752293	2,000	0823371	4,000
006321900	2,000	0225869	4,000	0561507	2,000	0752604	2,000	0823643	2,000
006322100	2,000	0226389	2,000	0561510	2,000	0752714	2,000	0823973	2,000
006329200	2,000	0226871	4,000	0561921	2,000	0752921	4,000	0825667	2,000
007079600	2,000	0227197	2,000	0562593	2,000	0753179	2,000	0825845	2,000
007087600	2,000	0227605	2,000	0562959	2,000	0753221	4,000	0829414	2,000
007329100	2,000	0227676	2,000	0563055	4,000	0754864	2,000	0831680	2,000
007434700	20,000	0227906	2,000	0565128	2,000	0755821	2,000	0832692	6,000
007524500	2,000	0228293	2,000	0570213	2,000	0756134	4,000	0833125	2,000
007526400	2,000	0229001	2,000	0570242	2,000	0756817	2,000	0833206	2,000
012005400	2,000	0229263	2,000	0570349	2,000	0757227	4,000	0833280	2,000
012008000	2,000	0229810	2,000	0570996	2,000	0757340	2,000	0835864	2,000
012047800	2,000	0250355	2,000	0571047	2,000	0758051	2,000	0837105	2,000
012062600	2,000	02643648	24,000	0571759	2,000	0758925	6,000	0837707	2,000
012062700	2,000	0288	2,000	0600442	2,000	0759157	2,000	08403902	2,000
012070900	2,000	0311757	2,000	0601030	4,000	0762283	2,000	0841434	4,000
012071900	2,000	0312167	2,000	0601344	4,000	0763279	4,000	0841447	4,000
012100600	2,000	0312895	2,000	0601354	4,000	0763392	2,000	0841683	2,000
012103200	2,000	0313014	2,000	0601603	2,000	0764197	2,000	0841887	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
0842608	2,000	10937926	14,000	200983332	4,000	205104599	2,000	209098599	2,000
0842873	2,000	10979158	2,000	202007423	4,000	205104649	2,000	209099803	2,000
0843089	4,000	11102	2,000	202007480	2,000	205104722	2,000	209108836	6,000
0843746	2,000	11122	2,000	202007761	2,000	205106768	2,000	209130095	2,000
0844389	2,000	112697985	4,000	202013892	2,000	205108186	4,000	209133131	18,000
0890676	2,000	11355115	20,000	202027082	2,000	205108947	2,000	209134147	2,000
0900058	2,000	11887475	14,000	202040630	2,000	205109846	2,000	209136241	2,000
0910527	2,000	11922097	6,000	202066411	2,000	205120819	8,000	209137678	2,000
0911005	2,000	130232408	2,000	202067310	2,000	205125040	2,000	209138437	2,000
09153320	2,000	130318133	2,000	202068896	2,000	205125701	8,000	209138825	2,000
0920041	2,000	130404578	2,000	202068938	2,000	205131436	10,000	209139310	2,000
09250119	2,000	131313071	2,000	202071825	2,000	205133176	66,000	209141811	6,000
0930361	2,000	131495882	2,000	202089348	10,000	205134547	34,000	209144492	6,000
0930523	2,000	131495885	2,000	202095782	2,000	205163595	2,000	209145325	2,000
0940623	6,000	131593948	2,000	202097226	4,000	205163736	10,000	209163351	2,000
0940843	2,000	131703649	2,000	202099586	2,000	205166648	8,000	209163740	2,000
0941101	2,000	132881025	2,000	202110714	2,000	205167992	2,000	209164458	2,000
0950930	2,000	132992956	10,000	202111274	2,000	205169626	2,000	209165182	8,000
0960331	2,000	133234247	2,000	202114385	2,000	205170350	2,000	209166966	12,000
0960878	2,000	133481393	4,000	202123022	2,000	205172927	4,000	209176387	2,000
0961039	2,000	133706748	2,000	202123923	12,000	205173511	2,000	209176395	2,000
0961178	2,000	133945214	2,000	202124699	4,000	205173719	20,000	209178151	6,000
0970538	2,000	134058	20,000	202129	2,000	205175276	2,000	209180454	2,000
0970952	2,000	134070453	20,000	203017652	6,000	205177017	2,000	209181304	2,000
0971016	4,000	13753749	14,000	203018213	6,000	205179047	2,000	209183243	8,000
0971236	2,000	137730620	4,000	203025333	2,000	205179088	2,000	209183318	10,000
0971265	2,000	13997634	8,000	203027792	24,000	206017915	2,000	209183417	2,000
0971375	2,000	144723	6,000	203048145	2,000	206020935	2,000	209197706	16,000
0971511	2,000	146046995	2,000	203069257	12,000	206023715	2,000	209197821	2,000
0990275	2,000	14767802	4,000	20365351	12,000	206061178	2,000	210018099	2,000
0990628	2,000	15	2,000	20368309	4,000	20694732	18,000	210030276	2,000
0990945	2,000	150404197	6,000	204017040	2,000	207013251	10,000	210035374	2,000
10003258	2,000	15070266	12,000	204021646	2,000	207020645	2,000	210041372	14,000
10003304	4,000	15070305	12,000	204024459	2,000	207031733	2,000	210042461	6,000
10007709	2,000	150827497	2,000	204026363	2,000	207034539	6,000	210042644	8,000
10018670	2,000	15644849	6,000	204027254	2,000	207034604	2,000	210043378	2,000
10020063	2,000	15822057	12,000	204027387	6,000	207050063	8,000	210050415	2,000
10020616	2,000	164494	14,000	204030449	2,000	207054545	8,000	210052130	2,000
10028129	2,000	17557840	26,000	204031199	2,000	207055583	2,000	210052163	8,000
10032100	2,000	180295010	2,000	204035265	4,000	207058579	2,000	210052668	6,000
10041400	8,000	18517556	2,000	204035885	2,000	207066549	2,000	210055182	2,000
10042492	2,000	19522380	6,000	204037352	2,000	207069063	2,000	210056750	2,000
10047468	6,000	195976	14,000	204039135	2,000	208020081	2,000	210057303	2,000
10047522	2,000	19971989	12,000	204047260	6,000	208022277	6,000	210062766	2,000
10052089	2,000	200015386	24,000	204047922	2,000	208025478	14,000	210062857	4,000
10053638	2,000	200015444	2,000	204059638	2,000	208038208	2,000	210065975	10,000
10064800	2,000	200017622	2,000	204062228	2,000	208038349	6,000	210065991	12,000
10065113	2,000	200025625	2,000	204062632	2,000	208050286	2,000	210066866	10,000
10066250	2,000	200026151	6,000	204062707	10,000	208051466	8,000	210083184	6,000
10067140	2,000	200026292	2,000	204068977	2,000	208052241	6,000	210083895	2,000
10075488	2,000	200026466	2,000	204069215	2,000	208056531	2,000	210086930	2,000
10084207	2,000	200027241	2,000	204070999	2,000	208057612	2,000	210088589	2,000
10084967	4,000	200027449	8,000	204071880	2,000	208065169	4,000	210089199	2,000
10086323	4,000	200028967	2,000	204073142	2,000	208065508	2,000	210096939	2,000
10088555	2,000	200036150	6,000	204076996	6,000	208067090	2,000	210096970	12,000
10089349	4,000	200039337	4,000	204077291	2,000	208071720	2,000	210098208	4,000
10105778	4,000	200042604	2,000	204077770	2,000	208075762	2,000	210101366	2,000
10106685	6,000	200043388	2,000	204078877	2,000	208077586	2,000	210121315	4,000
10107312	4,000	200043875	2,000	204100523	6,000	208077925	2,000	210124145	2,000
10108190	2,000	200047132	2,000	204101810	2,000	208078220	2,000	210127080	2,000
10109455	2,000	200049708	2,000	204102974	2,000	208078501	2,000	210128385	2,000
10110399	6,000	200050359	2,000	204106652	2,000	208079202	2,000	210128575	6,000
10110526	6,000	20005040	2,000	204142400	16,000	208080465	2,000	210129227	16,000
10112146	2,000	200053197	2,000	204144786	2,000	208085845	2,000	210130118	2,000
10113886	2,000	200055622	2,000	204149819	2,000	208105304	2,000	210157558	2,000
10114882	2,000	200060275	2,000	204160956	2,000	208107573	16,000	210157640	2,000
10115021	2,000	200063709	16,000	204162382	2,000	208109306	2,000	211117996	4,000
10115668	2,000	200065290	2,000	204164156	2,000	208109744	2,000	211195197	2,000
10115676	2,000	20006926	6,000	204164925	6,000	208111658	2,000	211247931	2,000
10116842	2,000	200071348	2,000	204165716	2,000	208116285	4,000	211612984	4,000
10117075	2,000	200072809	20,000	204167951	2,000	208118273	18,000	211631702	2,000
10117717	2,000	200080802	2,000	204168041	12,000	208130096	2,000	21187	4,000
10119680	2,000	200083723	2,000	204174379	2,000	208132241	2,000	212007934	2,000
10119957	2,000	200087369	2,000	204174536	2,000	208132399	2,000	212032288	24,000
10120521	8,000	200088284	8,000	204175426	2,000	208133835	2,000	212032874	6,000
10121536	4,000	200100139	6,000	204175699	2,000	208134452	4,000	212032908	4,000
10121560	24,000	200100766	2,000	204175723	2,000	208135863	2,000	212037816	2,000
10121706	2,000	200103372	2,000	204190458	2,000	208136572	2,000	212038095	2,000
10121978	2,000	200115012	2,000	204191068	2,000	208150177	2,000	212039572	2,000
10122044	4,000	200116515	4,000	204210918	2,000	208152314	2,000	212042527	2,000
10122494	2,000	200118669	2,000	204211437	4,000	208154641	6,000	212042584	4,000
10123890	2,000	200121697	4,000	20454469	4,000	208174896	6,000	212043251	2,000
10124225	2,000	200122513	2,000	205017114	2,000	208176065	2,000	212046692	2,000
10124551	2,000	200123131	2,000	205026933	2,000	208192369	2,000	212047690	2,000
10124730	2,000	200123560	4,000	205029713	4,000	209014521	4,000	212049522	2,000
10125027	4,000	200124030	2,000	205030984	6,000	209021575	2,000	212065494	2,000
10125540	4,000	200124139	2,000	205036155	2,000	209030428	2,000	212067011	2,000
10128697	2,000	200124469	6,000	205036478	4,000	209031095	4,000	212082606	2,000
10128921	2,000	200124543	2,000	205038383	10,000	209031434	2,000	212082853	2,000
10128930	2,000	200134104	2,000	205045230	2,000	209031822	2,000	212084784	4,000
10129421	2,000	200134575	2,000	205059611	10,000	209032085	2,000	212084982	2,000
10129529	2,000	200136463	8,000	205060783	2,000	209036037	2,000	212099238	2,000
10129570	2,000	200150993	12,000	205071467	6,000	209038355	2,000	212124663	2,000
10129634	2,000	200151777	2,000	205072762	2,000	209039197	2,000	212126999	2,000
10129693	2,000	200155794	2,000	205078140	2,000	209039643	2,000	212127971	4,000
10205017	2,000	200157253	6,000	205079577	2,000	209039825	12,000	212133060	2,000
102087	16,000	200157261	6,000	205095441	6,000	209062678	10,000	212133078	2,000
10254117	2,000	200157683	8,000	205100498	2,000	209063825	2,000	212134332	2,000
10530003	2,000	200213729	10,000	205101611	2,000	209094325	2,000	212139364	6,000
105826720	4,000	200270411	2,000	205104235	2,000	209094523	2,000	212139901	2,000
10582787	2,000	200584747	2,000	205104276	4,000	209094812	2,000	212154017	6,000
1059520G	2,000	200593707	2,000	205104292	2,000	209094903	2,000	212155782	2,000
10929433	2,000	2008	2,000	205104565	2,000	209098243	2,000	21227	6,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
212407480	2,000	220184337	2,000	220488944	2,000	223083759	2,000	225189117	6,000
212664611	2,000	220184410	4,000	220489116	2,000	223085655	2,000	225226273	2,000
21270	2,000	220200315	2,000	220489496	4,000	223087370	6,000	225228246	2,000
212857898	2,000	220203004	2,000	221092505	2,000	223091729	2,000	225234111	2,000
21286734	2,000	220207070	2,000	221103799	4,000	223091950	2,000	225241249	2,000
212928800	2,000	220211072	2,000	221141526	6,000	223118118	20,000	225246164	6,000
21294191	2,000	220215479	2,000	221141989	4,000	223131640	2,000	225247329	4,000
21301813	6,000	220218085	6,000	221146509	4,000	223151051	2,000	225251289	2,000
213416213	2,000	220219877	2,000	221158066	2,000	223153305	2,000	225252022	2,000
218076743	58,000	220221543	2,000	221196447	2,000	223155276	2,000	225252915	12,000
218078921	2,000	220222418	8,000	221200827	2,000	223162488	4,000	225268218	2,000
218090553	2,000	220227714	2,000	221216369	2,000	223163155	2,000	225276260	2,000
218093276	8,000	220227805	2,000	221226384	8,000	223168626	2,000	225277334	2,000
218098069	2,000	220230163	2,000	221227101	2,000	223168774	2,000	225282391	2,000
218103778	4,000	220231484	12,000	221227184	2,000	223169350	10,000	225284371	6,000
218107787	2,000	220232490	4,000	221251127	2,000	223170028	2,000	225285089	16,000
218115046	2,000	220237572	2,000	221273725	2,000	223170507	2,000	225287077	2,000
218115343	2,000	220242390	2,000	221283922	2,000	223170903	2,000	225287747	4,000
218118024	6,000	220245377	2,000	221285653	2,000	223170945	2,000	225306711	20,000
218119469	2,000	220248371	2,000	221289937	2,000	223171232	4,000	225307909	2,000
218123073	14,000	220248926	2,000	221292386	2,000	223171653	2,000	225308840	4,000
218128213	2,000	220250294	2,000	221293897	2,000	223178518	2,000	225310556	2,000
218130821	2,000	220252084	2,000	221293962	4,000	223185174	2,000	225312628	10,000
218133411	2,000	220260269	2,000	221296817	6,000	223185216	8,000	225313600	6,000
218147791	2,000	220260756	2,000	221298144	2,000	223187147	10,000	225315621	2,000
218176907	4,000	220266241	2,000	221537822	2,000	223188210	2,000	225318443	2,000
218202513	2,000	220268015	8,000	221548654	2,000	223188681	2,000	225327154	2,000
218205615	2,000	220282933	2,000	221567852	2,000	223189812	6,000	225328780	4,000
218206688	2,000	220283030	2,000	221568124	2,000	223197500	6,000	225329747	2,000
218208346	2,000	220288237	2,000	221568298	8,000	223197708	4,000	225330604	2,000
218208379	2,000	220293328	2,000	221572647	2,000	223211087	6,000	225331438	2,000
218210243	2,000	220296883	2,000	221573322	2,000	223212234	6,000	225333103	2,000
218212900	4,000	220297360	2,000	221573447	2,000	223217159	6,000	225333228	2,000
218218717	4,000	220297543	2,000	221576242	2,000	223220765	2,000	225339258	2,000
218218899	2,000	220300362	8,000	221579774	2,000	223221623	2,000	225355502	2,000
218219228	4,000	220301162	2,000	221580020	2,000	223222001	6,000	225357995	2,000
218219285	4,000	220302731	4,000	221581945	2,000	223222431	2,000	225359728	2,000
218219921	8,000	220302814	6,000	221585144	2,000	223222878	2,000	225360056	16,000
218230043	2,000	220303010	2,000	221585151	2,000	223223082	6,000	225360338	2,000
218230209	2,000	220304935	4,000	221585433	2,000	223235854	2,000	225361013	2,000
218230639	6,000	220307953	16,000	221586126	2,000	22338108	2,000	225363027	2,000
218235570	2,000	220308886	2,000	221587595	4,000	224054692	2,000	225363159	2,000
218248243	26,000	220309694	22,000	221589773	2,000	224065086	2,000	225363456	2,000
218248524	14,000	220311203	2,000	222030850	2,000	224100339	2,000	225363498	2,000
218248532	26,000	220311542	20,000	222032476	6,000	224102780	2,000	225363985	2,000
218248557	26,000	220311864	4,000	222032500	2,000	224107987	8,000	225366491	2,000
218248565	14,000	220311906	2,000	222033441	2,000	224108332	2,000	225367218	6,000
218248953	24,000	220314512	2,000	222033847	16,000	224112946	2,000	225367267	2,000
218248961	12,000	220321822	8,000	222033854	2,000	224123828	2,000	225367697	2,000
218250975	12,000	220324669	2,000	222038119	26,000	224123976	2,000	225368455	2,000
218252031	4,000	220326664	2,000	222038218	6,000	224150359	2,000	225368620	6,000
2190	2,000	220328355	2,000	222075392	2,000	224152017	4,000	225369073	2,000
219103892	2,000	220328405	2,000	222076861	2,000	224156034	2,000	225369404	2,000
219104395	2,000	220340806	2,000	222077182	2,000	224159012	2,000	225369651	4,000
219104502	2,000	220341846	2,000	222082885	14,000	224175489	2,000	225378140	6,000
219104858	4,000	220342737	2,000	222083644	2,000	224181826	2,000	225378231	2,000
219145380	2,000	220344063	2,000	222086233	2,000	224183145	2,000	225420504	8,000
219147758	2,000	220344220	12,000	222095812	26,000	224203315	6,000	225421544	2,000
219151289	4,000	220344519	6,000	222096141	8,000	224206383	2,000	225421635	2,000
219160207	4,000	220347033	8,000	222096273	2,000	224206557	10,000	225423235	4,000
219172301	4,000	220349757	2,000	222098063	8,000	224208041	2,000	225426840	2,000
219179009	2,000	220359566	2,000	222098659	4,000	224220616	6,000	225427707	4,000
219184215	2,000	220360408	2,000	222099988	2,000	224222695	2,000	225428507	2,000
219201340	2,000	220362164	2,000	222121030	2,000	224224295	2,000	225428937	12,000
219206026	2,000	220362297	6,000	222126302	6,000	224225045	2,000	225431055	2,000
219206596	2,000	220376495	6,000	222156416	2,000	224225995	2,000	225431907	10,000
219207032	2,000	220377113	2,000	222163248	2,000	224226860	10,000	225432889	6,000
219211083	2,000	220377667	2,000	222170763	2,000	224229294	2,000	225436294	2,000
219214566	16,000	220380026	24,000	222172157	2,000	224249102	2,000	225436872	2,000
219216025	2,000	220380711	20,000	222172504	2,000	224252221	2,000	225436955	2,000
219216082	6,000	220382659	2,000	222172587	2,000	224265645	4,000	225437060	2,000
219217114	4,000	220384606	2,000	222181745	2,000	224267989	2,000	225437656	6,000
219218401	2,000	220387294	2,000	222182867	2,000	224268177	10,000	225460518	6,000
219218526	2,000	220387328	2,000	222183345	2,000	224268235	2,000	225460781	2,000
219225992	2,000	220387757	2,000	222190563	2,000	224268532	2,000	225466770	6,000
219238920	2,000	220390371	14,000	222201105	6,000	224274209	2,000	225468198	2,000
219252475	2,000	220393490	2,000	222223596	2,000	224274811	2,000	225468917	8,000
219252491	2,000	220405872	2,000	222224610	2,000	224286278	2,000	225468990	12,000
219252798	6,000	220407183	18,000	222228017	2,000	224291682	4,000	225470400	2,000
219260601	4,000	220407233	2,000	222228397	6,000	224292250	2,000	225474493	2,000
220070205	4,000	220408843	2,000	222242190	2,000	224299966	4,000	225478361	2,000
220080337	2,000	220410823	2,000	222252173	2,000	224335109	6,000	225479740	2,000
220080741	2,000	220411052	2,000	222253445	2,000	224335117	6,000	225491166	2,000
220122198	10,000	220411557	2,000	222260317	2,000	224336123	8,000	225550540	2,000
220123111	2,000	220411813	2,000	222265399	2,000	225103738	12,000	225552009	2,000
220123145	2,000	220412480	10,000	222266595	8,000	225104546	2,000	225554047	2,000
220123368	2,000	220413470	2,000	222268963	2,000	225122142	2,000	225554732	4,000
220123418	2,000	220414205	8,000	222271892	2,000	225124932	2,000	225557123	24,000
220127096	2,000	220416440	14,000	222274680	2,000	225126150	2,000	225557230	2,000
220141683	2,000	220418230	2,000	222278608	2,000	225129980	2,000	225557263	2,000
220142855	4,000	220418933	4,000	222290785	14,000	225147172	2,000	225557339	2,000
220145502	2,000	220419402	14,000	222307928	2,000	225150556	2,000	225557503	20,000
220151385	2,000	220421374	2,000	222341695	2,000	225160837	6,000	225559566	8,000
220153696	26,000	220422851	2,000	222341745	6,000	225165356	14,000	225559723	2,000
220154900	2,000	220423396	2,000	222343238	2,000	225167659	2,000	225561869	2,000
220159669	4,000	220423511	14,000	222343873	2,000	225168814	2,000	225580448	8,000
220165294	2,000	220423628	4,000	222345522	2,000	225173335	2,000	225581172	6,000
220165302	2,000	220485155	8,000	222382954	2,000	225173921	2,000	225582220	10,000
220175137	10,000	220485221	6,000	22265140	2,000	225174101	2,000	225582634	8,000
220175764	2,000	220486880	2,000	22282529	76,000	225176254	2,000	225585454	2,000
220175822	4,000	220488365	2,000	223033564	2,000	225185131	2,000	225586205	2,000
220180442	2,000	220488548	2,000	223058199	2,000	225185339	6,000	225587419	10,000
220184147	8,000	220488563	2,000	223074469	2,000	225185784	2,000	225587708	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
226088292	2,000	229184213	2,000	232286179	2,000	235132735	20,000	235497591	10,000
226088540	2,000	229184262	2,000	232289140	2,000	235135365	2,000	235498532	2,000
226104016	2,000	229186424	2,000	232289561	6,000	235136751	2,000	235499191	4,000
226111730	2,000	229188222	18,000	232290072	12,000	235148913	2,000	235535689	8,000
226126860	2,000	229188784	4,000	232290114	2,000	235163060	2,000	235538840	2,000
226150142	2,000	229188958	4,000	232294793	2,000	235165867	2,000	235539004	2,000
226151314	2,000	229189030	4,000	232301762	2,000	235167202	8,000	235539384	12,000
226172658	2,000	229190673	6,000	232314385	10,000	235169182	4,000	235539889	2,000
226182541	6,000	229191051	2,000	232315259	2,000	235171014	2,000	235543238	42,000
226183416	4,000	229194014	8,000	232315820	4,000	235171121	2,000	235543386	26,000
226183580	2,000	229194329	14,000	232352419	2,000	235174141	2,000	235551298	2,000
226185171	4,000	229194519	2,000	232359984	2,000	235174893	6,000	235552866	2,000
226185437	2,000	229195649	2,000	232360008	2,000	235175601	2,000	235559952	2,000
226199511	4,000	229196670	4,000	232360131	2,000	235175692	2,000	235565504	2,000
226201200	2,000	229197009	2,000	232360586	2,000	235175973	4,000	235566668	6,000
226206506	2,000	229197207	2,000	232364166	6,000	235180890	4,000	235566692	10,000
226217362	20,000	229199377	10,000	232364331	14,000	235182458	2,000	235567161	6,000
226240703	2,000	229200001	2,000	232366328	12,000	235200029	4,000	235571080	10,000
227085883	4,000	229200340	20,000	232391250	2,000	235201019	2,000	236080073	2,000
227115813	6,000	229200498	8,000	232391540	4,000	235207156	2,000	236080784	2,000
227125655	6,000	229200613	2,000	232392803	2,000	235209020	2,000	236093357	2,000
227135241	6,000	229204789	2,000	232393629	24,000	235219573	2,000	236098927	4,000
227135951	18,000	229205158	2,000	232393637	2,000	235222528	2,000	236099529	4,000
227136553	4,000	229205612	2,000	232399642	2,000	235224136	2,000	236105706	2,000
227166048	2,000	229205737	2,000	232402909	2,000	235231578	2,000	236113304	2,000
227166931	2,000	229206552	2,000	232404723	8,000	235232352	2,000	236114039	10,000
227179579	14,000	229226444	2,000	232404822	4,000	235237989	2,000	236118287	14,000
227179892	2,000	229226709	2,000	232404889	2,000	235250081	2,000	236138251	2,000
227184496	6,000	229228242	2,000	232415927	2,000	235255460	4,000	236154340	2,000
227188067	2,000	229228275	18,000	232416271	2,000	235289444	2,000	236158572	2,000
227189164	2,000	229228325	20,000	232420737	2,000	235292216	2,000	236160537	2,000
227200631	2,000	229245188	2,000	232421792	2,000	235300043	2,000	236176178	2,000
227212933	2,000	229248018	14,000	232422394	12,000	235301710	2,000	236176210	8,000
227226016	2,000	229248042	6,000	232422782	12,000	235302585	16,000	236178927	2,000
227226321	6,000	229248166	10,000	232422907	2,000	235302593	4,000	236181897	2,000
227232972	2,000	230098972	2,000	232423608	2,000	235302783	2,000	236196846	2,000
227249075	2,000	230099657	2,000	232426866	2,000	235309887	2,000	236199659	4,000
227250149	2,000	230103197	22,000	232429753	2,000	235311982	2,000	236200929	2,000
227250339	2,000	230110181	2,000	232430108	2,000	235315660	14,000	236203204	2,000
227251055	2,000	230116048	2,000	232439075	2,000	235317930	2,000	236217501	2,000
227251865	2,000	230117129	2,000	232440099	2,000	235318532	2,000	236237368	2,000
227251873	2,000	230117335	2,000	232440818	2,000	235328077	2,000	236261012	8,000
227252624	2,000	230123762	2,000	232442798	2,000	235333333	4,000	236261046	12,000
227254323	2,000	230135931	2,000	232466896	2,000	235357761	2,000	236272787	12,000
227273570	2,000	230155939	2,000	232468041	2,000	235361136	4,000	236272910	2,000
227279593	16,000	230157117	2,000	232469437	2,000	235363108	2,000	236275327	2,000
227282811	2,000	230158446	2,000	232471979	2,000	235363777	2,000	237073937	2,000
227284239	2,000	230161952	2,000	232472613	2,000	235364098	2,000	237105895	4,000
227287182	2,000	230178337	2,000	232472894	2,000	235366580	2,000	237111513	2,000
227287604	2,000	230201527	2,000	232490029	2,000	235368396	2,000	237113378	2,000
227287943	4,000	230207904	6,000	232490227	2,000	235370921	2,000	237114087	2,000
227289147	2,000	230210692	2,000	232492090	6,000	235370970	8,000	237116595	2,000
227312113	2,000	230213803	2,000	232492330	24,000	235372422	2,000	237116611	2,000
227314622	12,000	230225781	2,000	232492488	2,000	235373107	2,000	237116686	2,000
227317393	6,000	230231144	4,000	232532390	6,000	235378270	4,000	237117007	2,000
227325248	2,000	230234692	8,000	232534966	2,000	235395506	2,000	237119821	2,000
227325412	6,000	230238388	2,000	232541607	2,000	235396157	8,000	237152426	2,000
227329877	2,000	230242083	4,000	232551622	14,000	235396512	2,000	237168273	2,000
228049409	2,000	230246662	2,000	233079763	2,000	235396587	2,000	237168729	2,000
228064598	4,000	230247272	2,000	233100890	2,000	235396652	2,000	237182621	10,000
228086930	4,000	230252967	2,000	233105865	2,000	235396827	2,000	237183009	10,000
228087680	2,000	230253536	2,000	233112598	2,000	235398096	8,000	237183017	2,000
228112488	2,000	230254690	2,000	233150168	2,000	235398633	6,000	237183645	4,000
228134516	2,000	230270456	2,000	233157015	6,000	235400561	6,000	237183744	2,000
229044029	2,000	230278137	2,000	234040996	2,000	235404514	2,000	237188230	2,000
229047832	2,000	230279549	2,000	234066868	12,000	235408473	2,000	237188388	2,000
229067319	2,000	230304073	2,000	234068435	20,000	235408838	2,000	237192109	2,000
229068291	2,000	230307423	2,000	234081347	6,000	235409216	2,000	237192208	2,000
229069521	6,000	230308199	2,000	234083582	2,000	235409646	2,000	237200688	2,000
229085899	2,000	230308967	2,000	234084614	2,000	235418159	6,000	237202742	2,000
229087085	4,000	230309742	2,000	234088284	2,000	235421013	2,000	237202882	2,000
229087135	2,000	230309759	6,000	234102119	4,000	235421567	2,000	237209663	2,000
229091806	2,000	230310229	12,000	234116952	2,000	235424637	2,000	237212139	2,000
229094339	2,000	230311391	16,000	234141463	2,000	235428323	42,000	237212154	24,000
229094404	2,000	230311433	14,000	234145274	2,000	235429461	2,000	237212949	4,000
229094487	2,000	230325029	6,000	234147288	2,000	235429602	2,000	237230511	2,000
229096276	2,000	230329369	10,000	234148989	2,000	235430444	2,000	237234877	2,000
229099890	6,000	230331829	2,000	234160877	2,000	235430691	2,000	237247606	2,000
229100102	2,000	230333346	14,000	234164689	2,000	235438066	14,000	237262282	2,000
229104583	2,000	231060195	12,000	234171262	2,000	235439247	2,000	237266358	2,000
229104849	6,000	231083619	4,000	234171627	2,000	235440732	2,000	238049738	2,000
229121124	2,000	231106121	4,000	234173201	2,000	235442571	4,000	238050066	6,000
229128764	2,000	231107772	4,000	234173359	2,000	235443082	2,000	238052948	4,000
229141163	4,000	231109794	12,000	234176337	2,000	235447760	4,000	238066138	2,000
229152533	6,000	231111659	2,000	234177988	2,000	235458924	6,000	238067276	6,000
229153838	2,000	231122318	2,000	234178002	8,000	235461027	2,000	238068258	4,000
229157565	2,000	231135062	2,000	234179893	2,000	235461431	4,000	238080576	2,000
229159314	4,000	231140807	2,000	234183796	2,000	235466091	2,000	238081442	2,000
229163795	14,000	231141490	2,000	234184695	2,000	235466323	2,000	238108997	2,000
229164645	6,000	231144163	2,000	234195154	2,000	235467503	6,000	238111652	2,000
229164884	2,000	231168915	2,000	234195311	4,000	235469145	2,000	238122014	2,000
229167374	4,000	231178310	2,000	234197622	2,000	235472230	4,000	238122774	2,000
229170055	2,000	232154633	2,000	234201234	10,000	235474897	10,000	238123913	2,000
229170154	8,000	232182444	8,000	234212199	20,000	235476595	24,000	238125694	26,000
229170576	6,000	232182527	2,000	235053782	14,000	235480225	4,000	238127484	2,000
229171970	2,000	232206946	10,000	235057031	2,000	235481041	2,000	238138770	2,000
229172382	2,000	232208819	24,000	235074473	8,000	235481967	2,000	238139232	2,000
229175328	12,000	232209684	2,000	235075173	8,000	235483450	2,000	238139281	4,000
229175724	2,000	232214239	4,000	235075355	2,000	235491040	8,000	238140891	4,000
229175732	2,000	232234682	2,000	235110376	6,000	235491800	2,000	238141618	6,000
229180948	2,000	232238949	2,000	235113230	2,000	235493376	2,000	238142913	2,000
229182480	12,000	232253120	10,000	235119062	2,000	235494135	4,000	238142996	2,000
229182910	6,000	232284760	2,000	235127651	24,000	235495678	24,000	238154082	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
238169262	2,000	241363365	2,000	243166766	2,000	249116369	2,000	254223217	2,000
238180376	2,000	241363639	2,000	243168333	8,000	249116682	2,000	254223357	2,000
238205173	8,000	241364967	8,000	243178787	2,000	249119017	4,000	254223621	12,000
239033111	2,000	241378249	2,000	243184975	2,000	249127002	10,000	254224181	4,000
239033277	10,000	241378959	6,000	243188133	18,000	249134628	2,000	254224199	2,000
239044126	4,000	241381151	2,000	243188687	2,000	249150236	2,000	254224470	2,000
239080989	2,000	241383017	2,000	243191483	2,000	249156043	2,000	254225022	2,000
239087687	2,000	241397173	6,000	243192028	2,000	249157843	2,000	254225238	2,000
239088685	2,000	241399898	2,000	243207024	2,000	249159880	2,000	254225576	2,000
239096639	2,000	241407469	2,000	243210549	4,000	249165507	2,000	254227267	2,000
239099070	2,000	241407501	6,000	243210853	2,000	249166620	4,000	254231095	6,000
239108848	6,000	241407998	2,000	243210994	2,000	249173378	2,000	254239387	2,000
239125974	2,000	241408178	2,000	244068136	4,000	249191420	2,000	254239403	2,000
239146293	2,000	241408327	2,000	244068995	4,000	249192410	2,000	254260938	6,000
239162183	4,000	241408673	2,000	244071437	2,000	249192915	4,000	254261928	2,000
239168826	2,000	241413590	2,000	244088605	20,000	249193624	2,000	254262066	8,000
239172604	2,000	241413954	2,000	244089769	16,000	249194283	2,000	254262157	4,000
239194871	12,000	241414952	2,000	244091583	2,000	249201328	4,000	254262181	2,000
239201833	6,000	241415330	2,000	244123485	10,000	249201708	6,000	254262983	10,000
239202310	2,000	241415611	4,000	244125027	2,000	249201922	10,000	254263866	6,000
239206170	6,000	241416130	2,000	244128237	2,000	249205972	2,000	254264187	8,000
239220858	6,000	241416197	2,000	244131298	4,000	249206368	2,000	254264260	2,000
239232432	8,000	241448109	2,000	244132239	2,000	249207119	6,000	254264781	2,000
239233612	6,000	241451533	2,000	244132569	4,000	249208547	4,000	254265424	6,000
239233737	2,000	241477710	22,000	244134011	2,000	249229964	2,000	254266125	2,000
239238496	24,000	241479278	2,000	244139309	2,000	249238957	2,000	254266802	12,000
239241466	6,000	241482215	68,000	244145108	2,000	249239625	16,000	254268428	12,000
239241904	6,000	241483643	2,000	244169967	2,000	249239930	4,000	254268436	6,000
239244155	2,000	241485168	2,000	244173944	2,000	249251422	2,000	254268451	6,000
239248933	2,000	241485507	8,000	244175121	2,000	249273681	2,000	254270978	2,000
239280290	20,000	241485697	2,000	244179172	2,000	249281981	20,000	254271992	2,000
239282395	2,000	241538842	2,000	244181434	2,000	249282831	2,000	254274731	2,000
239282825	2,000	241542158	2,000	244181475	2,000	249300435	2,000	254274780	14,000
239283906	24,000	241542810	2,000	244181905	2,000	249309105	2,000	254275902	8,000
240104570	2,000	241542992	2,000	244181954	2,000	249342668	2,000	254276686	2,000
240111989	2,000	241554187	6,000	244181970	2,000	249344839	20,000	254277981	2,000
240118554	2,000	241558154	2,000	244182879	6,000	249347188	2,000	254278526	2,000
240155101	6,000	241559137	2,000	244183422	14,000	249347733	2,000	254279086	2,000
240155424	2,000	241559327	2,000	244183448	12,000	253076475	2,000	254292543	8,000
240188912	2,000	241559616	2,000	244192258	6,000	253076533	2,000	254292949	6,000
240201350	2,000	241560135	2,000	244192449	2,000	253083737	6,000	254293459	2,000
240205591	2,000	241563154	2,000	244198404	20,000	253083752	2,000	254294259	2,000
240209668	2,000	242044873	2,000	244198495	10,000	253083836	2,000	254308059	14,000
240216119	2,000	242078657	2,000	244199154	12,000	253084412	20,000	254308174	10,000
240219089	2,000	242090991	12,000	244199410	12,000	253110258	2,000	254308182	8,000
240232843	2,000	242091817	2,000	244199543	2,000	253116271	2,000	254310881	2,000
240232959	2,000	242094167	2,000	244211645	2,000	253122766	4,000	254310923	2,000
240233858	14,000	242103448	8,000	244221990	2,000	253125538	2,000	254312432	6,000
240251256	2,000	242108769	2,000	244227070	6,000	253130694	2,000	254314412	6,000
240251447	2,000	242150290	2,000	244228102	4,000	253156269	2,000	254315765	12,000
240252973	2,000	242154367	4,000	244229191	2,000	253169700	6,000	255	418,000
240272781	2,000	242156503	4,000	244229738	2,000	253170773	2,000	255015885	2,000
240291765	2,000	242156966	2,000	244230421	2,000	253180715	2,000	255026692	2,000
240301044	2,000	242169936	2,000	244230835	2,000	253183438	2,000	255028771	8,000
240311134	2,000	242183531	2,000	245033626	2,000	253183636	2,000	255051674	10,000
240311472	2,000	242187292	2,000	245062641	2,000	254036338	6,000	255066938	2,000
240326843	2,000	242189017	2,000	245085717	2,000	254039985	2,000	255069312	2,000
240329599	6,000	242192227	10,000	245105937	2,000	254079429	2,000	255101768	2,000
240331454	2,000	242192664	2,000	245106968	2,000	254080963	2,000	255107195	2,000
240335422	2,000	242202083	4,000	245118864	2,000	254081227	10,000	255107476	2,000
241045723	24,000	242202836	12,000	245155049	2,000	254081706	10,000	255108003	2,000
241063593	2,000	242203818	2,000	245187752	2,000	254082597	2,000	255110736	2,000
241087691	2,000	242204626	2,000	246004832	4,000	254083223	6,000	255117871	2,000
241089804	2,000	242204782	2,000	246005219	8,000	254084163	2,000	255120289	2,000
241090067	2,000	242225225	2,000	246005375	12,000	254084940	2,000	255120842	2,000
241110220	2,000	242227502	20,000	246005664	2,000	254098155	2,000	255121592	2,000
241113885	2,000	242228781	6,000	246030019	2,000	254098189	2,000	255127060	2,000
241119544	6,000	242230670	2,000	246030688	2,000	254103674	2,000	255128654	4,000
241120336	2,000	242231652	2,000	246030704	2,000	254106719	2,000	255129207	2,000
241128628	4,000	242246213	2,000	246041404	6,000	254109820	2,000	255142051	2,000
241145713	2,000	242251072	2,000	246044093	2,000	254116536	2,000	255151235	6,000
241156033	2,000	242251700	2,000	246049084	2,000	254123144	8,000	255154551	4,000
241156512	2,000	242253862	2,000	246049597	8,000	254124514	12,000	255160558	12,000
241187830	2,000	242263259	4,000	246052575	2,000	254126287	2,000	255162786	2,000
241203462	2,000	242264059	2,000	246052807	2,000	254147952	2,000	255165052	4,000
241209527	2,000	242264687	2,000	246056139	2,000	254150055	10,000	255166571	6,000
241221266	4,000	242265502	2,000	246067607	2,000	254151103	20,000	255166704	4,000
241225945	2,000	242268100	6,000	246075899	2,000	254153901	14,000	255166886	10,000
241226968	2,000	242268993	2,000	246076434	2,000	254154495	14,000	255168080	4,000
241232552	2,000	242269181	4,000	246078638	20,000	254155427	2,000	255169450	6,000
241236413	2,000	242270007	2,000	246079385	2,000	254155492	2,000	255177040	2,000
241237668	6,000	242270525	2,000	246081905	6,000	254158256	2,000	255201469	4,000
241253947	8,000	242273712	2,000	246083687	2,000	254158710	18,000	255202335	8,000
241255827	2,000	242274116	2,000	246084545	2,000	254159957	2,000	255203580	14,000
241256288	2,000	242274132	2,000	246095111	2,000	254167794	8,000	255206849	2,000
241260041	2,000	242285161	2,000	246101844	2,000	254171036	2,000	255207219	2,000
241262021	24,000	242289098	2,000	246102057	2,000	254176845	2,000	255209330	2,000
241266923	2,000	242289643	4,000	246104285	2,000	254177587	2,000	255222887	2,000
241268275	2,000	243072261	2,000	246129829	2,000	254196850	2,000	255227589	2,000
241268812	2,000	243075041	2,000	246138325	2,000	254198237	6,000	255229130	6,000
241275841	2,000	243076650	8,000	246143101	2,000	254199003	2,000	255248239	2,000
241293315	4,000	243117579	2,000	246143242	2,000	254205560	2,000	256082777	2,000
241325604	8,000	243136462	4,000	246143325	2,000	254212061	14,000	256096611	2,000
241329002	6,000	243137882	2,000	246152011	2,000	254213473	2,000	256098062	2,000
241332568	2,000	243150208	2,000	246167761	2,000	254215338	6,000	256112434	2,000
241332774	2,000	243150430	24,000	247068695	2,000	254215346	6,000	256113101	2,000
241333335	2,000	243151974	6,000	247069008	2,000	254215478	4,000	256115536	2,000
241354885	2,000	243152352	6,000	247070121	18,000	254216427	2,000	256141771	6,000
241361815	2,000	243153228	2,000	247071087	2,000	254216666	2,000	256143058	2,000
241362862	6,000	243153913	2,000	247072507	20,000	254218092	14,000	256191370	12,000
241363035	4,000	243155652	2,000	249080367	6,000	254219736	2,000	256197963	6,000
241363282	12,000	243155959	2,000	249111808	24,000	254222953	6,000	256201652	6,000
241363316	2,000	243165990	2,000	249114372	12,000	254223050	2,000	256202177	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
256210444	8,000	258221415	2,000	260057625	2,000	264263690	4,000	265511717	2,000
256211764	6,000	258235472	2,000	260079173	2,000	264271750	2,000	265515460	4,000
256212242	2,000	258236116	2,000	260080023	10,000	264305012	2,000	265516989	2,000
256212911	2,000	258238716	6,000	260080163	12,000	264306069	4,000	265517292	6,000
256213042	2,000	258252493	6,000	260095278	6,000	264308818	12,000	265517656	4,000
256214222	2,000	258253707	6,000	260109202	2,000	264316951	2,000	265559682	6,000
256215039	4,000	258258888	2,000	260113238	2,000	264317934	2,000	265562520	2,000
256215369	4,000	258264431	8,000	260121934	2,000	264322181	2,000	265562892	2,000
256216755	20,000	258264811	6,000	260136023	2,000	264330440	2,000	265564369	2,000
256217985	24,000	258265859	2,000	262107188	2,000	264337130	2,000	265565028	2,000
256230798	2,000	258266964	8,000	262386097	2,000	264337221	6,000	265566182	2,000
256230988	2,000	258268077	4,000	263091829	4,000	265024661	2,000	265566703	2,000
256235680	2,000	258268754	4,000	263092306	2,000	265029116	2,000	265567610	2,000
256238205	2,000	258274935	10,000	263133993	24,000	265029702	2,000	265578120	2,000
256241068	6,000	258274950	10,000	263161515	50,000	265038315	2,000	265578831	2,000
256244906	2,000	258275148	4,000	263183832	10,000	265071241	2,000	265579268	2,000
256262338	10,000	258278357	6,000	263185050	4,000	265083931	2,000	265579607	2,000
256262619	4,000	258281294	2,000	263214330	2,000	265085779	2,000	265584367	2,000
256262809	6,000	258281575	8,000	263215147	2,000	265086397	2,000	265585448	4,000
256263146	2,000	258296854	10,000	263233702	2,000	265087734	2,000	265586875	2,000
256294810	2,000	258297142	2,000	263234783	2,000	265089797	2,000	265588228	4,000
256326265	6,000	258297415	12,000	263252249	10,000	265134833	2,000	26573	2,000
257001013	12,000	258299247	4,000	263255333	2,000	265145706	2,000	266002146	2,000
257038885	4,000	258300227	2,000	263257321	2,000	265169474	2,000	266002617	2,000
257059	76,000	258301316	2,000	263267825	2,000	265180679	2,000	266004118	10,000
257084038	6,000	258301761	4,000	263268336	2,000	265185488	2,000	266005990	2,000
257087445	24,000	258302140	20,000	263273732	4,000	265189498	2,000	266043207	10,000
257094888	2,000	258302306	20,000	263274953	2,000	265210971	12,000	266049485	2,000
257095968	8,000	258304625	2,000	263284952	2,000	265212340	2,000	266052612	2,000
257096669	2,000	259060994	2,000	263289027	6,000	265212365	4,000	266062595	4,000
257100099	2,000	259063501	2,000	263300485	4,000	265213454	2,000	266064864	2,000
257101014	2,000	259093748	6,000	263301665	2,000	265216556	2,000	266082437	6,000
257101329	2,000	259095248	2,000	263302903	2,000	265218446	6,000	266125616	2,000
257103580	6,000	259095560	4,000	263306532	6,000	265224675	4,000	266125947	2,000
257103788	2,000	259119634	2,000	263310864	6,000	265228338	12,000	266140177	4,000
257128009	4,000	259137081	4,000	263322059	2,000	265228874	6,000	266157452	2,000
257139212	2,000	259153211	2,000	263322992	2,000	265237214	20,000	266158989	2,000
257142471	2,000	259155620	2,000	263323776	2,000	265238329	14,000	266172394	6,000
257161513	8,000	259160729	2,000	263323784	20,000	265250878	2,000	266175058	20,000
257165464	2,000	259161149	2,000	263324857	4,000	265255604	2,000	266177070	12,000
257166298	2,000	259162881	2,000	263325268	2,000	265281923	10,000	266180371	2,000
257167700	2,000	259166783	2,000	263329757	2,000	265284828	2,000	266181064	2,000
257180158	4,000	259166916	2,000	264003161	10,000	265288068	10,000	266195064	2,000
257180240	2,000	259171239	2,000	264025230	2,000	265289058	2,000	266195791	2,000
257180281	2,000	259176469	2,000	264029596	8,000	265298638	2,000	266197052	2,000
257181784	2,000	259201820	2,000	264033309	6,000	265309518	12,000	266201672	2,000
257182188	4,000	259216356	2,000	264034505	2,000	265314575	2,000	266234285	2,000
257183228	4,000	259217222	2,000	264042359	2,000	265314708	2,000	266236223	2,000
257188888	2,000	259238590	2,000	264057936	2,000	265314997	2,000	266244045	4,000
257190876	14,000	259251791	2,000	264059486	2,000	265324202	4,000	266276773	2,000
257201483	6,000	259266641	2,000	264064809	2,000	265325936	6,000	266282243	14,000
257201491	6,000	259270320	2,000	264079245	2,000	265326801	2,000	266286574	2,000
257216945	2,000	259272300	2,000	264097262	4,000	265328872	4,000	266294495	2,000
257227637	2,000	259273084	4,000	264100058	2,000	265337790	2,000	266295823	2,000
257227918	2,000	259273100	16,000	264103714	2,000	265337931	2,000	266305077	2,000
257230284	8,000	259277622	2,000	264103953	2,000	265338046	2,000	266318914	2,000
257233247	2,000	259284669	2,000	264105842	2,000	265340778	2,000	266326552	2,000
257233973	2,000	259286037	8,000	264106246	4,000	265344374	2,000	266327113	4,000
257241133	6,000	259294205	2,000	264108143	4,000	265347013	8,000	266327295	10,000
257246215	2,000	259308336	2,000	264110222	2,000	265347377	2,000	266328285	4,000
257246421	6,000	259316859	2,000	264111121	2,000	265347476	2,000	266333368	2,000
257248435	2,000	259320430	14,000	264114638	8,000	265361758	2,000	266336676	2,000
258054287	2,000	259322782	2,000	264138017	18,000	265362897	2,000	266339316	2,000
258057819	2,000	259343481	2,000	264145129	10,000	265363069	4,000	266380369	8,000
258057900	8,000	259346096	2,000	264165143	2,000	265364331	2,000	266385798	2,000
258059690	2,000	259346245	2,000	264168642	8,000	265380097	2,000	266386614	2,000
258074244	6,000	259346567	2,000	264170622	2,000	265382226	2,000	266387737	2,000
258076975	8,000	259347284	4,000	264171349	2,000	265383315	6,000	266390475	2,000
258077338	14,000	259351963	2,000	264172958	2,000	265383646	2,000	266393529	2,000
258078856	6,000	259352284	2,000	264174186	4,000	265384784	2,000	266393735	6,000
258079656	4,000	259352805	20,000	264190240	2,000	265387332	4,000	266407287	2,000
258083278	4,000	259353100	2,000	264195082	6,000	265387811	2,000	266413095	20,000
258083831	2,000	259353381	2,000	264197526	2,000	265388686	4,000	266413897	12,000
258084516	4,000	259353878	6,000	264200619	2,000	265392662	2,000	266414747	2,000
258086065	2,000	259375855	2,000	264202334	2,000	265399279	4,000	266419217	6,000
258086305	4,000	259382141	10,000	264202920	2,000	265458612	2,000	266440908	2,000
258086933	8,000	259382463	4,000	264207200	2,000	265459339	2,000	266441740	4,000
258089457	2,000	259382620	2,000	264208620	2,000	265465237	2,000	266442904	6,000
258089481	2,000	259385003	2,000	264208885	2,000	265465674	6,000	266444140	4,000
258090091	2,000	259387751	2,000	264208927	8,000	265479550	2,000	266476332	4,000
258093723	4,000	259388304	4,000	264209735	58,000	265479568	2,000	266477520	14,000
258112358	2,000	259391316	2,000	264213372	2,000	265479915	2,000	266478346	2,000
258113380	2,000	259392256	2,000	264213851	14,000	265481465	2,000	266479815	2,000
258127729	8,000	259392413	2,000	264214602	2,000	265481820	14,000	266480615	14,000
258128768	4,000	259538940	2,000	264235565	2,000	265482539	6,000	266480722	6,000
258129618	2,000	259539476	2,000	264238668	2,000	265483123	6,000	266480862	2,000
258139096	20,000	259540334	2,000	264239005	10,000	265485391	2,000	266485648	10,000
258142058	8,000	259540342	2,000	264241779	2,000	265485540	2,000	266487016	4,000
258144872	2,000	259540870	2,000	264241894	2,000	265487611	2,000	266487594	2,000
258145424	4,000	259541175	10,000	264248956	2,000	265487686	8,000	266489160	8,000
258151273	2,000	259566511	4,000	264249699	2,000	265489906	14,000	266489673	4,000
258155886	2,000	259566891	34,000	264250242	2,000	265494567	2,000	266489996	2,000
258156314	2,000	259568814	2,000	264251299	10,000	265494849	8,000	266492453	2,000
258160811	4,000	259568889	2,000	264251505	2,000	265497909	2,000	266492545	2,000
258166669	4,000	259569085	6,000	264252438	22,000	265501668	4,000	266492834	12,000
258169077	2,000	259572527	2,000	264252487	2,000	265501742	12,000	266493733	2,000
258175264	2,000	259575686	8,000	264254236	2,000	265504738	2,000	266494129	2,000
258177658	2,000	259584035	2,000	264257676	2,000	265505974	4,000	266496504	2,000
258180843	2,000	259585750	6,000	264257890	24,000	265508895	2,000	266498161	8,000
258181783	2,000	259596476	2,000	264258088	14,000	265508986	2,000	266503630	2,000
258194828	2,000	259596765	2,000	264261165	2,000	265509943	2,000	266513399	2,000
258196138	2,000	259597177	2,000	264261439	2,000	265510578	2,000	266525930	20,000
258215326	2,000	259597276	2,000	264262445	10,000	265511105	2,000	266529080	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
266530260	2,000	269308334	2,000	273251181	6,000	276341294	2,000	279567853	2,000
266535178	2,000	269309852	14,000	273251330	2,000	276352747	2,000	280834151	2,000
266535731	2,000	269338828	6,000	273251660	2,000	276377058	4,000	281179523	4,000
266535921	10,000	269344503	2,000	273252395	2,000	276378643	2,000	281195156	12,000
266536614	6,000	269358891	2,000	273253310	6,000	276383536	2,000	281221465	2,000
266540483	2,000	269360996	2,000	273254169	2,000	276384831	2,000	281222075	2,000
266540632	4,000	269371878	2,000	273263574	2,000	276389020	14,000	281223206	20,000
266542703	4,000	269372934	2,000	273263996	6,000	276389327	2,000	281248476	10,000
266543123	2,000	269375051	2,000	273275982	2,000	276389814	2,000	281252783	10,000
266544048	4,000	269375226	2,000	273278069	8,000	276397320	2,000	281281543	8,000
266544949	10,000	269375911	4,000	273280321	2,000	276498466	2,000	281284216	2,000
266555002	4,000	269376240	6,000	273283325	4,000	276498649	2,000	281289850	2,000
266557438	2,000	269377073	2,000	273285064	6,000	276520095	2,000	281290809	2,000
266572841	2,000	269377164	2,000	274085778	4,000	276538717	2,000	281294629	2,000
266573054	14,000	269377255	2,000	274089382	2,000	276539921	6,000	282095801	2,000
266574417	4,000	269377644	12,000	274108182	16,000	276543311	2,000	282140177	16,000
266577154	2,000	269377727	6,000	274129899	2,000	276544442	2,000	282146943	2,000
266577485	12,000	269392338	2,000	274133628	2,000	276547031	2,000	282154541	2,000
267065704	2,000	269392700	2,000	274145960	2,000	276563244	2,000	282181619	2,000
267065886	4,000	269393732	8,000	274146430	20,000	276563400	2,000	282181650	2,000
267065969	6,000	269393781	2,000	274146687	2,000	276564127	2,000	282187384	2,000
267067452	4,000	269407979	4,000	274152644	8,000	276568110	4,000	282188382	2,000
267068393	2,000	269411872	2,000	274169887	2,000	276568888	8,000	282189042	2,000
267130433	2,000	269412870	10,000	274170232	2,000	276571262	2,000	282189083	2,000
267131936	12,000	269435467	6,000	274178169	2,000	276571452	2,000	282211663	2,000
267133270	2,000	269435764	2,000	274180173	4,000	276580305	12,000	282212125	2,000
267133379	10,000	269437570	12,000	274182351	2,000	276581758	2,000	282212158	20,000
267133684	4,000	269437679	4,000	274185289	4,000	276582004	2,000	282223296	2,000
267134088	6,000	269439485	2,000	274195643	2,000	276583960	6,000	282224195	2,000
267135838	6,000	269448932	2,000	274196294	2,000	276593399	2,000	282226711	2,000
267139756	2,000	269450151	2,000	274200740	18,000	276596236	2,000	283114973	2,000
267190502	2,000	269452868	16,000	274202225	4,000	276596319	2,000	283327328	2,000
267196301	2,000	269454161	4,000	274204288	2,000	277040580	12,000	283328839	22,000
267222883	2,000	269477071	2,000	274207067	6,000	277059721	2,000	283331148	2,000
267225043	2,000	269499257	2,000	274207190	2,000	277060687	8,000	283363810	2,000
267225159	4,000	269501391	4,000	274207786	2,000	277061362	2,000	283365054	2,000
267227197	2,000	269501664	2,000	274209790	2,000	277077350	2,000	283365377	6,000
267227551	2,000	269515599	2,000	274216928	26,000	277083051	6,000	283366151	2,000
267228625	4,000	269517942	6,000	274222512	2,000	277083663	6,000	283367530	4,000
267240695	6,000	269518627	2,000	274223767	2,000	277101143	2,000	283368207	4,000
267240810	8,000	269521613	2,000	274226422	14,000	278131545	2,000	283368702	2,000
267246981	2,000	269521712	6,000	274245455	6,000	278178561	6,000	283384097	2,000
267249563	2,000	269522934	4,000	275164028	4,000	278194329	4,000	283386290	8,000
267249670	2,000	269523700	2,000	275200533	14,000	278197346	2,000	283545200	2,000
267280121	2,000	269524633	2,000	275202794	2,000	278200720	2,000	283545218	2,000
267288967	6,000	269524997	2,000	275231843	20,000	278200977	2,000	283545317	2,000
267296283	2,000	269536918	8,000	275246643	4,000	278206586	2,000	284257300	8,000
267299188	4,000	269537387	2,000	275246999	34,000	278210166	2,000	284264306	4,000
267304228	2,000	269537957	2,000	275250991	2,000	278212006	6,000	284301975	10,000
267308369	2,000	269538443	2,000	275264315	14,000	278221585	2,000	284335338	4,000
267316503	58,000	269538542	4,000	275264406	2,000	278221874	2,000	284336385	2,000
267329761	20,000	269539201	8,000	275264943	6,000	278222997	2,000	284366424	2,000
267335743	2,000	269539490	6,000	275264976	6,000	278225529	2,000	284379963	2,000
267336675	2,000	269541223	2,000	275278554	16,000	278247846	18,000	284382637	6,000
267336766	2,000	269541272	4,000	275299485	2,000	278249073	4,000	284385853	2,000
267339695	2,000	269542767	2,000	275320828	8,000	278251855	4,000	284388964	12,000
267343200	4,000	269556056	2,000	275335446	2,000	278259064	2,000	284391836	12,000
267343648	8,000	269556403	2,000	275335834	2,000	278266945	2,000	284414018	6,000
267348118	2,000	269556478	2,000	275342368	2,000	278276845	4,000	284416690	6,000
267357309	2,000	269560058	2,000	275342962	2,000	278277744	2,000	284418415	12,000
267363695	2,000	269560488	2,000	275344752	2,000	278298344	8,000	284422664	6,000
267363778	2,000	269561627	2,000	275352474	2,000	279098552	2,000	284437704	6,000
267371508	2,000	269570024	12,000	275356343	2,000	279141535	2,000	284440559	2,000
267384840	2,000	269570339	20,000	275388320	2,000	279142913	2,000	284452950	2,000
267389492	2,000	270000151	4,000	275389989	2,000	279144877	4,000	284465606	4,000
269017919	26,000	270000649	26,000	275398519	6,000	279145759	2,000	284488152	2,000
269020699	2,000	270000821	6,000	276094232	2,000	279166367	2,000	284488251	2,000
269020749	2,000	270000946	2,000	276094315	2,000	279177240	2,000	284491370	4,000
269024048	2,000	270002777	2,000	276111077	14,000	27917981	10,000	284491693	6,000
269027157	2,000	270007214	2,000	276111341	42,000	279182224	2,000	285129755	2,000
269044806	2,000	270007321	2,000	276153947	2,000	279182828	12,000	285175345	8,000
269053609	2,000	270008089	2,000	276168564	4,000	279186035	2,000	285175956	2,000
269054375	2,000	270008238	4,000	276173648	10,000	279192983	2,000	285176426	2,000
269066056	2,000	270008295	4,000	276178365	2,000	279224125	2,000	285177200	4,000
269067211	2,000	270008733	2,000	276198025	2,000	279231484	2,000	285177747	2,000
269082426	2,000	273105981	8,000	276207503	12,000	279238315	2,000	285178794	8,000
269084521	2,000	273108977	6,000	276209707	2,000	279240998	2,000	285178844	2,000
269085536	6,000	273125468	4,000	276215621	2,000	279243182	2,000	285189437	4,000
269118998	6,000	273126177	6,000	276215894	2,000	279244768	2,000	285197166	2,000
269119244	2,000	273126920	2,000	276216819	4,000	279255152	2,000	285211710	2,000
269119434	2,000	273127241	26,000	276217221	6,000	279264592	2,000	285212080	2,000
269124533	2,000	273135053	2,000	276227949	2,000	279269963	2,000	285212973	4,000
269124574	2,000	273143412	2,000	276228525	2,000	279270078	2,000	285224051	2,000
269125233	6,000	273155606	4,000	376241122	2,000	279273726	2,000	285239901	2,000
269126207	4,000	273156265	2,000	276242302	2,000	279287775	2,000	285240206	2,000
269130423	2,000	273192070	4,000	276242633	2,000	279288781	14,000	285241550	12,000
269174587	4,000	273206128	2,000	276247616	2,000	279297196	2,000	285241568	4,000
269175329	24,000	273209403	2,000	276248572	12,000	279411284	2,000	285242368	2,000
269177028	2,000	273211755	2,000	276273018	8,000	279412837	8,000	285245130	2,000
269180022	2,000	273213678	4,000	276277910	2,000	279427801	2,000	285256343	2,000
269207312	2,000	273215483	2,000	276282456	2,000	279429625	2,000	285274536	10,000
269207486	2,000	273216135	2,000	276283736	2,000	279431092	2,000	285280236	10,000
269223665	2,000	273219741	2,000	276288958	2,000	279432165	2,000	285280442	14,000
269273934	2,000	273232587	2,000	276302536	2,000	279438600	4,000	285285029	2,000
269280418	2,000	273238246	2,000	276304839	2,000	279444418	14,000	285290078	2,000
269286803	4,000	273242040	6,000	276313327	4,000	279473086	2,000	285299392	2,000
269289492	20,000	273242149	8,000	276314457	2,000	279473722	2,000	285521761	24,000
269294930	4,000	273243576	2,000	276316981	2,000	279480511	2,000	285523999	2,000
269298683	26,000	273243907	4,000	276319076	8,000	279481295	2,000	285525242	2,000
269301784	2,000	273246338	20,000	276319662	12,000	279487177	2,000	285529764	2,000
269306429	6,000	273247213	6,000	276321908	2,000	279532089	8,000	285534566	2,000
269306437	2,000	273249961	4,000	276339702	2,000	279537922	2,000	285534681	2,000
269306890	2,000	273250753	2,000	276340130	2,000	279539340	26,000	285534699	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
285537726	12,000	289355968	2,000	290284165	2,000	294361332	6,000	296086184	2,000
285538369	2,000	289356958	2,000	290284488	2,000	294361803	2,000	296087240	4,000
285539821	8,000	289358095	6,000	290296771	14,000	294362108	2,000	296088800	2,000
285540355	6,000	289377111	2,000	29036	2,000	294363411	2,000	296099468	2,000
285540712	6,000	289378663	6,000	29048	2,000	294363486	2,000	296099799	2,000
285550844	4,000	289391641	6,000	29052	2,000	294368428	2,000	296108871	2,000
285551339	2,000	289393654	2,000	29060	2,000	294369137	4,000	296113194	2,000
285552436	16,000	289397184	2,000	29062	2,000	294369525	4,000	296116619	2,000
285552519	4,000	28941	2,000	29067	2,000	294374582	2,000	296120561	2,000
285553517	14,000	28942	2,000	29068	2,000	294379136	2,000	296125107	2,000
285556080	2,000	28945	2,000	29069	2,000	294390968	12,000	296141039	4,000
285558052	2,000	28946	2,000	29076	2,000	294396080	6,000	296153307	2,000
285559423	2,000	28948	2,000	29077	2,000	29443	2,000	296168495	6,000
285561585	12,000	28951	2,000	29079	2,000	29444	2,000	296176134	2,000
285561908	2,000	28953	2,000	29081	2,000	294556451	2,000	296196033	4,000
285562963	2,000	28956	2,000	29088	2,000	294562442	24,000	296199490	2,000
285566519	2,000	28957	2,000	29089	2,000	294569637	4,000	296199946	2,000
285568119	2,000	28967	2,000	29090	2,000	294570205	2,000	296200876	2,000
286375852	26,000	28969	2,000	29092	2,000	294571708	24,000	296201247	10,000
286420633	2,000	28977	2,000	29094	2,000	294573449	2,000	296202013	10,000
286420914	2,000	28988	2,000	29104	2,000	294574777	2,000	296202690	2,000
286439377	6,000	28989	2,000	29114	2,000	29464	2,000	296202740	2,000
286440177	6,000	28992	2,000	29115	2,000	29477	2,000	296202757	2,000
286488598	4,000	29000	2,000	291257822	2,000	29490	2,000	296203631	6,000
286488945	4,000	290016294	12,000	29133	2,000	29505	2,000	296210594	2,000
286490867	2,000	290035344	4,000	29152	2,000	29513	2,000	296212756	2,000
286493572	4,000	290037043	6,000	29175	2,000	29515	2,000	296214653	2,000
286535562	8,000	290037498	2,000	29187	2,000	29518	2,000	296218597	2,000
286535760	6,000	290037522	4,000	29189	2,000	295230023	12,000	296219256	4,000
286536438	6,000	290038447	4,000	29194	2,000	295233761	2,000	296226335	2,000
286540257	2,000	290038942	2,000	292133048	2,000	295236509	2,000	296227283	2,000
286542089	6,000	290039247	2,000	292182169	2,000	295238182	4,000	296230477	8,000
286543012	6,000	29004	4,000	292182755	2,000	29526	2,000	296233737	2,000
286556857	2,000	290040039	4,000	292183902	2,000	295261671	2,000	296237183	2,000
286558499	8,000	290044403	12,000	292190030	2,000	295271316	2,000	296245335	2,000
287148167	2,000	290055854	2,000	292190642	2,000	295271860	2,000	296262116	8,000
287148464	2,000	290062447	6,000	292192440	2,000	295273908	2,000	296265408	2,000
287157978	2,000	290085646	2,000	292195500	6,000	295274575	2,000	29641	2,000
287195119	2,000	290087410	2,000	292197514	6,000	295276992	4,000	29673	2,000
287196307	2,000	290087436	2,000	292198298	14,000	295280739	2,000	297009953	2,000
287198105	2,000	290088111	6,000	292198322	18,000	295284293	4,000	29703	2,000
287198402	6,000	290090000	2,000	292198512	2,000	295296115	2,000	297053894	2,000
287198642	2,000	290090307	2,000	292209939	10,000	295296933	2,000	297087967	10,000
287219489	12,000	290090877	6,000	292209996	2,000	295321368	2,000	297095630	2,000
287234835	2,000	290091891	6,000	292227725	2,000	295359889	2,000	297105777	2,000
287235238	8,000	290096395	4,000	292229564	2,000	295375828	2,000	29711	2,000
287237317	2,000	290096726	2,000	292231230	2,000	295377774	2,000	297120040	14,000
287245906	4,000	290096858	6,000	292232311	4,000	295380919	4,000	297120784	10,000
287284483	2,000	290099886	2,000	292250214	2,000	295381883	24,000	297123481	2,000
287316608	4,000	290099985	4,000	292256435	4,000	295384432	12,000	297125817	2,000
287317259	4,000	290100247	6,000	292257128	2,000	295388821	2,000	297137564	2,000
287330088	2,000	290100577	2,000	292257888	2,000	295389035	2,000	297153462	2,000
287333686	2,000	290101039	12,000	292261815	2,000	295389076	2,000	297174492	2,000
287347488	6,000	290101476	2,000	292270337	2,000	295390314	2,000	297198681	2,000
287348080	2,000	290101856	4,000	292270600	10,000	295393375	2,000	297206062	2,000
287352108	2,000	290101955	14,000	292272713	2,000	295398556	2,000	297217200	2,000
287360267	12,000	290101971	8,000	292275104	2,000	295401418	2,000	297219438	6,000
287360762	4,000	290102276	2,000	292277761	2,000	295411441	2,000	297227514	4,000
287361919	2,000	290102458	2,000	292278314	6,000	295413298	10,000	297227530	2,000
287363220	20,000	290103100	2,000	292282027	8,000	295413884	4,000	297240343	2,000
287364202	2,000	290121029	2,000	292283868	2,000	295415236	2,000	297242943	2,000
287373492	10,000	290131747	6,000	292284866	6,000	295435846	6,000	297247918	14,000
288130552	2,000	290139617	2,000	29237	2,000	295442321	2,000	297248718	4,000
288169196	10,000	29014	2,000	29258	2,000	295444731	2,000	297259558	6,000
28882	2,000	290148584	2,000	29292	4,000	295452684	2,000	297260044	2,000
28896	2,000	290159144	2,000	29293	2,000	295455596	14,000	297268583	2,000
28898	2,000	290159417	2,000	29308	2,000	295455828	2,000	297275976	6,000
28899	2,000	290163377	2,000	29329	2,000	295459234	2,000	297276438	4,000
28906	4,000	290163773	2,000	29333	2,000	295460026	2,000	297287278	2,000
28914	2,000	290169481	2,000	29335	2,000	295474100	6,000	297288060	2,000
289146250	2,000	290170547	2,000	293386561	2,000	295475628	2,000	297289597	2,000
289152373	6,000	290178250	2,000	29349	2,000	295477947	2,000	297292211	2,000
289167710	2,000	290183359	2,000	29355	2,000	295478242	4,000	297296188	2,000
289184012	2,000	290198324	2,000	294134671	4,000	295478861	16,000	29775	2,000
289184640	2,000	290205244	2,000	294135447	20,000	295479158	14,000	29802	2,000
289184822	6,000	29021	2,000	294180252	2,000	295479711	4,000	298144239	4,000
289186587	4,000	290212000	8,000	294189444	12,000	295495386	2,000	298145871	2,000
289212078	6,000	290220011	2,000	294211362	2,000	295495865	2,000	298182114	2,000
289214603	2,000	290220540	20,000	294216668	4,000	295497739	2,000	298182528	2,000
289214702	2,000	290220821	2,000	294217971	4,000	295497861	2,000	298187782	2,000
28922	2,000	290221852	4,000	294219290	2,000	295550016	2,000	298188012	2,000
289239352	2,000	290222041	2,000	294220884	6,000	295550115	2,000	298194069	2,000
289239519	10,000	29023	2,000	294246699	2,000	295550792	2,000	298213166	2,000
289241440	14,000	290231208	2,000	294254149	2,000	295552178	4,000	298214107	2,000
289242679	10,000	290231356	4,000	294259536	2,000	295552186	2,000	29823	2,000
289247843	6,000	290231489	2,000	294275425	4,000	295554786	4,000	298238494	4,000
289248940	2,000	290231554	2,000	29428	2,000	295557011	2,000	298240599	2,000
289272510	2,000	290233352	6,000	294280292	4,000	295558845	2,000	298250762	2,000
28928	2,000	290233469	4,000	294283676	2,000	295559207	20,000	298253915	2,000
289280695	2,000	290233592	2,000	294283742	2,000	295561773	20,000	298309766	4,000
28929	2,000	29024	2,000	294290119	2,000	295561872	2,000	29831	2,000
289293219	6,000	290246610	2,000	294300827	2,000	295563290	8,000	298312547	6,000
289298689	14,000	290259019	2,000	294310792	4,000	295569644	6,000	298320797	6,000
289298820	4,000	29026	2,000	294310891	2,000	295569693	2,000	298322868	24,000
289300618	2,000	290261536	2,000	294311469	2,000	295582050	2,000	298325457	2,000
289303166	22,000	290263631	4,000	294316930	2,000	295582209	8,000	298326638	2,000
289303257	18,000	290267335	2,000	294321591	4,000	295582241	2,000	298326729	12,000
289303935	2,000	290267509	2,000	294336037	2,000	295582381	2,000	298345034	4,000
28934	2,000	290269422	2,000	294337357	2,000	295585327	2,000	298366618	6,000
289344269	2,000	290270305	2,000	294341359	2,000	29574	2,000	298368853	2,000
289344749	2,000	290270362	6,000	294342670	6,000	29581	2,000	298369620	20,000
289344756	2,000	290270388	6,000	294343991	4,000	29585	2,000	298521246	2,000
289352015	2,000	290272673	2,000	294361183	14,000	296053929	14,000	298525049	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
298526708	2,000	31186	2,000	325059582	2,000	328088026	34,000	330255100	2,000
298529223	2,000	31202	2,000	325060887	2,000	328103718	6,000	330268772	2,000
298538059	8,000	31213	2,000	325061711	2,000	328111190	2,000	330277807	2,000
29856	2,000	31230	2,000	325077550	2,000	328128988	2,000	330279548	4,000
29859	2,000	31262	2,000	325080489	2,000	32813	2,000	330290578	2,000
29910	2,000	31297	2,000	325084481	2,000	328130521	4,000	330290610	2,000
29919	2,000	31309	2,000	325087005	6,000	328131339	6,000	330295593	2,000
29921	2,000	31314	2,000	325091460	6,000	328131354	2,000	330296252	2,000
29936	2,000	31323	2,000	325093466	2,000	328131529	8,000	330296740	2,000
29964	2,000	31327	2,000	325106268	2,000	328132055	6,000	330301409	2,000
29987	2,000	31344	2,000	325134740	4,000	328132204	2,000	330302555	4,000
3	2,000	31359	2,000	325137099	2,000	328132394	2,000	330302951	2,000
30037	2,000	31371	2,000	325140192	2,000	328132667	2,000	330306127	2,000
30041	2,000	31394	2,000	325140994	2,000	328135546	14,000	330308834	2,000
30065	2,000	31395	2,000	325141489	2,000	328136452	2,000	330311853	2,000
30071	*2,000*	*314010034*	*2,000*	*325141950*	*6,000*	*328137088*	*2,000*	*330316134*	*2,000*
30072	2,000	31408	2,000	325142339	2,000	328146931	2,000	330316639	2,000
30094	2,000	31470	6,000	325144871	2,000	328149703	2,000	330318940	4,000
30102	2,000	31473	2,000	325145191	2,000	32815	2,000	330330317	2,000
30127	2,000	31495	2,000	325147122	2,000	328150651	6,000	330341157	2,000
301290000	6,000	31506	2,000	325149565	2,000	328151600	2,000	330341850	2,000
301292000	2,000	31528	2,000	325149953	2,000	328155551	2,000	330341892	2,000
30138	2,000	31536	2,000	325150571	2,000	328165063	2,000	330342676	2,000
30139	2,000	31539	2,000	325151124	10,000	328166830	2,000	330343393	6,000
30161	2,000	31542	2,000	325151298	16,000	328191218	2,000	330346420	2,000
30174	2,000	31600	2,000	325151603	2,000	32822	8,000	330347568	6,000
30175	2,000	31605	2,000	325152296	2,000	32824	2,000	330348178	8,000
30181	4,000	31607	2,000	325159812	2,000	32829	2,000	330348574	2,000
30184	2,000	31628	2,000	325177137	2,000	32838	2,000	330348657	4,000
30198	2,000	31658	2,000	325190536	2,000	32840	4,000	330348764	4,000
30221	2,000	31673	2,000	325198539	2,000	32845	2,000	330349341	2,000
30224	2,000	31688	2,000	325209856	2,000	32866	2,000	330360355	2,000
30229	4,000	31699	2,000	325212108	2,000	32880	2,000	33036191	2,000
30260	2,000	317012193	6,000	325212124	2,000	32883	6,000	330369679	2,000
30272	2,000	317012367	8,000	32522	8,000	329032767	2,000	330385816	2,000
30298	2,000	31702	4,000	325228773	2,000	329063994	2,000	330387689	2,000
30304	2,000	31705	2,000	325236420	6,000	329098016	2,000	330390162	4,000
303277900	2,000	31714	2,000	325236685	2,000	329098651	24,000	330391285	2,000
30351	2,000	31740	10,000	325237733	2,000	329112890	2,000	330391681	2,000
30378	2,000	31746	2,000	325240125	2,000	329117717	4,000	330393034	2,000
30430	2,000	31786	2,000	325240166	2,000	32914	2,000	330393521	2,000
30441	2,000	31794	2,000	325250959	2,000	329143242	10,000	330393554	2,000
30451	2,000	318030988	2,000	325251411	2,000	329153134	2,000	330396367	2,000
30453	2,000	31808	2,000	325251486	10,000	329161053	2,000	330397043	2,000
30459	2,000	31827	2,000	325252625	2,000	329166508	4,000	330400441	2,000
30486	2,000	31842	2,000	325253011	20,000	329182992	2,000	330404112	2,000
305011017	4,000	31843	2,000	325258168	16,000	329184972	2,000	330404484	2,000
30516	2,000	31879	2,000	325263242	2,000	329185078	2,000	330405523	2,000
30522	*2,000*	*31890*	*2,000*	*32539*	*2,000*	*329185326*	*8,000*	*330415175*	*2,000*
30541	2,000	31896	4,000	32542	2,000	329185995	2,000	330415761	4,000
30560	24,000	31900	2,000	32551	2,000	329199939	4,000	330416009	2,000
30562	2,000	31921	2,000	32555	2,000	329200752	6,000	330416785	2,000
30563	24,000	31931	2,000	32560	2,000	329222749	2,000	330428046	2,000
30564	2,000	31934	2,000	32563	2,000	329227730	2,000	330429705	12,000
30577	2,000	31940	2,000	32580	2,000	329241699	2,000	330432790	2,000
30578	2,000	31986	2,000	32582	2,000	329253009	8,000	330443755	2,000
30585	2,000	31997	2,000	32608	2,000	329253165	2,000	330443953	2,000
306012303	2,000	32001	2,000	32611	2,000	329255079	6,000	330453374	2,000
306014713	2,000	320103196	10,000	32627	2,000	329255301	2,000	330455072	2,000
306015751	6,000	32012	2,000	32651	2,000	329255905	2,000	330455510	2,000
306030651	2,000	320219198	8,000	32660	2,000	329258610	2,000	330455601	2,000
306031857	6,000	32036	2,000	32661	2,000	329261986	2,000	330460338	2,000
306033747	6,000	32040	2,000	32663	2,000	329272017	2,000	330460908	4,000
30633	2,000	32051	4,000	32671	2,000	329272975	2,000	330481078	8,000
30634	14,000	32104	2,000	32674	2,000	329273940	6,000	330484403	6,000
30643	2,000	32113	2,000	32678	2,000	329292908	4,000	330484718	2,000
30732	2,000	32138	2,000	32679	2,000	329294490	2,000	331011700	10,000
30738	2,000	32139	2,000	32681	2,000	329296289	6,000	333010247	2,000
30767	2,000	32148	2,000	32684	2,000	329302301	2,000	335031068	2,000
30770	2,000	32154	2,000	32697	2,000	32938	2,000	336005426	22,000
30776	2,000	32170	2,000	32698	2,000	32942	2,000	339000184	82,000
30780	2,000	32177	2,000	32711	8,000	32954	2,000	339000481	126,000
30787	2,000	32179558	76,000	32715	2,000	32963	2,000	339000523	84,000
30826	2,000	32191	2,000	32718	2,000	32976	2,000	339001042	126,000
30831	6,000	32263	2,000	32724	2,000	32989	2,000	339001083	26,000
30842	2,000	32273	2,000	32729	2,000	330066218	2,000	339001125	34,000
30925	2,000	32279	2,000	32730	2,000	330069659	20,000	339001281	24,000
30927	2,000	32305	4,000	32738	2,000	330069949	2,000	339001729	20,000
30929	2,000	32313	2,000	32744	2,000	330103714	2,000	339001893	32,000
30940	2,000	32316	2,000	32745	2,000	330108549	20,000	339002255	24,000
30944	2,000	32326	2,000	32748	2,000	33011	2,000	34055663	2,000
30968	2,000	32342	2,000	32755	2,000	330114109	2,000	341031078	2,000
31001	2,000	32361	8,000	32756	2,000	330119256	2,000	34436784	14,000
310010814	22,000	32384	2,000	32761	2,000	330126830	18,000	345130	8,000
31002	2,000	32411	2,000	32763	6,000	330128034	4,000	346034135	2,000
310106196	20,000	32485	2,000	32783	2,000	330142373	2,000	346051600	2,000
310108690	2,000	32489	2,000	32797	2,000	330143959	2,000	346055494	2,000
310109500	2,000	32497	2,000	32799	2,000	330144692	2,000	346056500	2,000
31022	2,000	325007912	2,000	328017371	2,000	33015	2,000	346069404	2,000
310226720	2,000	325025872	2,000	328018155	4,000	330154113	2,000	346069958	2,000
31033	2,000	325026227	2,000	328027263	4,000	330154162	2,000	346080070	4,000
31034	2,000	325028348	2,000	328042767	2,000	330180605	2,000	346084437	2,000
31036	2,000	325031284	2,000	328055033	2,000	330182940	12,000	346085541	10,000
31073	4,000	325038537	2,000	328055892	8,000	330183534	2,000	346085558	2,000
31094	2,000	325040681	14,000	328059175	6,000	330184698	4,000	346086739	2,000
31103	2,000	325047215	2,000	328062427	4,000	33020	2,000	346095409	12,000
31110	2,000	325053544	20,000	328062641	4,000	330209131	2,000	346100852	2,000
31124	2,000	325053692	2,000	328062781	2,000	33022	2,000	346100993	2,000
31128	2,000	325054724	2,000	328072897	2,000	330225731	2,000	346102940	6,000
31133	2,000	325055119	2,000	328075916	2,000	330240748	2,000	346104227	2,000
31136	2,000	325055838	2,000	328076310	2,000	330245077	2,000	346104847	2,000
31156	2,000	325056505	2,000	328082011	2,000	330249475	4,000	346108511	4,000
31182	2,000	325059129	2,000	328082946	2,000	330249798	2,000	346109515	4,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
346123268	12,000	347183246	12,000	348255183	2,000	352226922	2,000	357106046	4,000
346138746	2,000	347185209	8,000	348262833	2,000	352227227	6,000	357116862	2,000
346139405	2,000	347188609	6,000	348263385	8,000	352250393	2,000	357117563	2,000
346140403	2,000	347189227	2,000	348282757	2,000	352250476	2,000	357117803	4,000
346140817	10,000	347200230	4,000	348284308	2,000	355052606	2,000	357136068	6,000
346140908	2,000	347203010	2,000	348286469	2,000	355070046	2,000	357149012	2,000
346141740	2,000	347205270	4,000	348286774	2,000	355074667	10,000	357158062	2,000
346142003	2,000	347215550	6,000	348286915	2,000	355075581	2,000	357168376	2,000
346144744	2,000	347215782	2,000	348286980	2,000	355088873	2,000	357184779	2,000
346145014	2,000	347229288	2,000	348287046	16,000	355108770	2,000	357187970	2,000
346149495	4,000	347229882	4,000	348310855	2,000	355110107	2,000	357205525	2,000
346161722	2,000	347247017	2,000	349011593	2,000	355114521	2,000	357205574	2,000
346165046	2,000	347247355	2,000	349013169	8,000	356027342	2,000	357205939	2,000
346167620	2,000	347250755	2,000	349047647	2,000	356055517	2,000	357220375	2,000
346168057	6,000	347267106	2,000	349047951	2,000	356055640	2,000	358011302	2,000
346168289	12,000	347267734	2,000	349049544	2,000	356056341	2,000	358012094	6,000
346169733	4,000	347269789	8,000	349063917	2,000	356058644	2,000	359030319	2,000
346173693	2,000	347271017	6,000	349064360	12,000	356076505	2,000	359031143	4,000
346177090	2,000	347271736	8,000	349080002	2,000	356078238	2,000	359031499	2,000
346178247	2,000	347271835	10,000	349084111	2,000	356078428	2,000	359031846	2,000
346179898	2,000	347273120	6,000	349087668	2,000	356091199	2,000	359033529	2,000
346193568	2,000	347273781	2,000	349091363	2,000	356096743	2,000	359045465	14,000
346193717	2,000	347291668	2,000	349092395	4,000	356099853	2,000	359046083	2,000
346201262	2,000	347299372	2,000	349092700	2,000	356110239	2,000	359046232	2,000
346201650	2,000	347301830	4,000	349093427	2,000	356112052	2,000	359046794	4,000
346203011	2,000	347302721	2,000	349101600	2,000	356112896	2,000	359060191	2,000
346203201	2,000	347303422	2,000	349106039	2,000	356118463	2,000	359062916	2,000
346204324	4,000	347304644	2,000	349108100	2,000	356122754	2,000	359063286	6,000
346204720	8,000	347325094	10,000	349111468	6,000	356129577	2,000	359064821	6,000
346206394	2,000	347325342	2,000	349127464	34,000	356131250	2,000	359076254	2,000
346208283	2,000	347327207	2,000	349129288	2,000	356131557	26,000	359078805	2,000
346209117	2,000	347327884	2,000	349139444	2,000	356136374	4,000	359079332	2,000
346209836	6,000	347328544	2,000	349140079	2,000	356136804	4,000	359080249	2,000
346220171	2,000	347328692	2,000	349140558	2,000	356152199	2,000	359083177	2,000
346220874	6,000	347329310	6,000	349150367	2,000	356153320	14,000	359084811	2,000
346222292	2,000	347330673	2,000	349150441	6,000	356153999	2,000	359085255	2,000
346222664	4,000	347331720	2,000	349151076	2,000	356156034	2,000	359087400	2,000
346225287	4,000	347332033	2,000	349151118	2,000	356156968	2,000	359087863	2,000
346226228	2,000	347334807	4,000	349151662	24,000	356158667	2,000	359091600	2,000
346228539	2,000	347335127	2,000	349152421	2,000	356159830	2,000	359091758	2,000
346228737	6,000	347338840	2,000	349152553	2,000	356162420	2,000	359092095	2,000
346229537	4,000	347339152	2,000	349153361	2,000	356165910	2,000	359095106	2,000
346230030	2,000	347358392	2,000	349153692	4,000	356166231	2,000	359095767	2,000
346237308	2,000	347358939	2,000	349153908	2,000	356176537	6,000	359097748	4,000
346238009	6,000	347362097	2,000	349166330	2,000	356181883	2,000	359097912	6,000
346238108	2,000	347363285	2,000	349166355	2,000	356190595	2,000	359097987	2,000
346238355	6,000	347364168	10,000	349166629	2,000	356192278	6,000	359099280	2,000
346239726	6,000	347364200	20,000	349168484	8,000	356192450	2,000	359099611	2,000
346240435	2,000	347364473	2,000	349169383	4,000	356198176	2,000	359105236	2,000
346241326	4,000	347364580	2,000	349171389	2,000	356206953	2,000	359107075	4,000
346242084	6,000	347364739	2,000	349171637	2,000	356207654	2,000	359115854	20,000
346242506	2,000	347365561	10,000	349171801	2,000	356221622	2,000	359117397	2,000
346249816	2,000	347389025	2,000	349173500	2,000	356222349	2,000	359118510	2,000
346268246	2,000	347396525	12,000	349177188	4,000	356223545	2,000	359120722	4,000
346269624	6,000	347397119	2,000	349179390	2,000	356224816	2,000	359123395	2,000
346272123	6,000	348028895	2,000	349179721	2,000	356225110	2,000	359127644	8,000
346275233	2,000	348039652	6,000	349186445	2,000	356225722	8,000	359127693	2,000
346276587	24,000	348066846	2,000	349186742	2,000	356225912	2,000	359130325	2,000
346277239	6,000	348089350	2,000	349188086	2,000	356227256	6,000	359141876	2,000
346277452	2,000	348106519	2,000	349200824	2,000	356230094	2,000	359149820	6,000
346283864	2,000	348107202	4,000	349200923	2,000	356255448	2,000	359153905	2,000
346284573	2,000	348107319	2,000	350035978	2,000	356255752	4,000	359155165	2,000
346305089	10,000	348107673	2,000	350037123	2,000	356257766	2,000	359156858	8,000
346307762	6,000	348108218	2,000	350045456	2,000	356261206	2,000	359166527	2,000
346313372	2,000	348108804	2,000	350053286	14,000	356261388	2,000	359170693	2,000
346313950	16,000	348111964	2,000	350057238	8,000	356261529	6,000	359173218	4,000
346315732	2,000	348113770	2,000	350069951	2,000	356275198	2,000	359182011	2,000
346318702	2,000	348119124	2,000	350080669	2,000	356275800	2,000	359183001	2,000
346318785	2,000	348120155	2,000	350091286	2,000	356279919	6,000	359187614	2,000
346319684	8,000	348120841	6,000	350103248	2,000	356280826	4,000	359189602	2,000
346322514	6,000	348133885	1,000	351026778	2,000	356297267	6,000	359196904	6,000
346323199	14,000	348134750	20,000	351038625	2,000	356297283	2,000	359197340	2,000
346323249	2,000	348136854	2,000	35133	2,000	356299016	2,000	359220092	2,000
346324023	2,000	348137670	2,000	35139	2,000	356299503	4,000	359230992	4,000
346324619	2,000	348138280	12,000	352016265	6,000	356299594	18,000	359235454	20,000
346324643	20,000	348138900	6,000	352077390	2,000	356311530	8,000	359236791	2,000
347006819	22,000	348148602	2,000	352080055	2,000	356311852	2,000	359236908	2,000
347033110	2,000	348160854	2,000	352082010	2,000	356312439	2,000	359239100	2,000
347041105	16,000	348163544	2,000	352105266	2,000	356312793	2,000	359250511	2,000
347054322	10,000	348180183	4,000	352105522	2,000	356318287	6,000	359250636	2,000
347083164	12,000	348183351	2,000	352106363	6,000	356318550	2,000	359251261	2,000
347087686	2,000	348183740	2,000	352106405	2,000	356328484	2,000	359254273	2,000
347088098	2,000	348187352	2,000	352108054	2,000	356346536	6,000	359254943	20,000
347109266	24,000	348189549	2,000	352108567	2,000	356346932	6,000	359263738	2,000
347109282	24,000	348209594	8,000	352115265	2,000	356347682	4,000	359265139	2,000
347120834	4,000	348211699	4,000	352154777	6,000	356348003	6,000	359285947	6,000
347120891	4,000	348213612	2,000	352155956	2,000	356349266	2,000	359288743	2,000
347120909	4,000	348216011	6,000	352158414	2,000	356349753	2,000	359326253	2,000
347122053	10,000	348216821	2,000	352161434	2,000	356357954	2,000	359356797	2,000
347122830	2,000	348216987	2,000	352169643	2,000	356371880	2,000	359364148	2,000
347125494	6,000	348217316	2,000	352175889	2,000	356372904	2,000	359367703	2,000
347132854	2,000	348217647	2,000	352180640	10,000	356373225	2,000	359367786	2,000
347135394	2,000	348219999	2,000	352182273	2,000	356387340	2,000	359379955	6,000
347135998	2,000	348222829	2,000	352182414	4,000	356398628	2,000	359380771	2,000
347136749	2,000	348224486	2,000	352182703	2,000	357010180	2,000	359427945	2,000
347143091	2,000	348242942	2,000	352188726	2,000	357064047	2,000	360031405	2,000
347157992	2,000	348245044	2,000	352204358	2,000	357066497	2,000	360031579	2,000
347165110	2,000	348245440	2,000	352204432	2,000	357068121	2,000	360032403	4,000
347167744	2,000	348248196	6,000	352211254	2,000	357068337	2,000	360049233	2,000
347169633	2,000	348248436	4,000	352217707	2,000	357068386	2,000	360072961	2,000
347180895	20,000	348250820	2,000	352224505	6,000	357069442	4,000	360074108	18,000
347180911	2,000	348252297	6,000	352224711	2,000	357098128	2,000	360075170	6,000
347181380	2,000	348254939	2,000	352226500	8,000	357098847	2,000	360077986	8,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number (1)	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
360086383	2,000	362079428	8,000	365198688	2,000	368178869	8,000	371188236	2,000
360092332	2,000	362088064	2,000	365201037	6,000	368201216	6,000	371188509	2,000
360096291	2,000	362088593	2,000	365209055	2,000	368212452	2,000	371188657	4,000
360115018	2,000	362091167	6,000	365221191	2,000	369005657	2,000	371189291	2,000
360122626	2,000	362092249	2,000	365222587	2,000	369028519	8,000	371191065	2,000
360123160	2,000	362094088	2,000	365229590	2,000	369041264	2,000	371193905	2,000
360124838	4,000	362094757	2,000	365237858	2,000	369062880	20,000	371194275	6,000
360136592	2,000	362110579	2,000	365238807	2,000	369079389	6,000	371194424	6,000
360140248	2,000	362112070	2,000	365253772	2,000	369086327	2,000	371194481	6,000
360143200	6,000	362140741	2,000	365254952	2,000	369089933	2,000	371197385	2,000
360152052	16,000	362147886	2,000	365258276	2,000	369092275	2,000	371197658	2,000
360152417	4,000	362148413	4,000	365258862	2,000	369098124	2,000	371197773	10,000
360153704	2,000	362149379	6,000	365270081	12,000	369109012	2,000	371213075	2,000
360153787	2,000	362149635	2,000	366010064	26,000	369109145	2,000	371215252	2,000
360167191	2,000	362156416	2,000	366024628	2,000	369111521	2,000	371215278	4,000
360168546	20,000	362168213	8,000	366031060	8,000	369111786	2,000	371215682	6,000
360168926	20,000	362183071	6,000	366032944	2,000	369111828	8,000	371216987	24,000
360170161	2,000	362184152	2,000	366034361	2,000	369112024	4,000	371218249	4,000
360185482	4,000	363023979	2,000	366063857	2,000	369112529	2,000	371219171	20,000
360185599	2,000	363032517	2,000	366070803	2,000	369112537	2,000	371219262	24,000
360185631	2,000	363034067	2,000	366079648	2,000	369114160	2,000	371219742	2,000
360188502	2,000	363035460	2,000	366085843	2,000	369118146	14,000	371220013	12,000
360188684	6,000	363038662	4,000	366092708	2,000	369126107	2,000	371220021	14,000
360189377	4,000	363041195	2,000	366093722	2,000	370008989	2,000	371220146	2,000
360190250	2,000	363041476	2,000	366101517	2,000	370015596	4,000	371221219	8,000
360201156	2,000	363042300	2,000	366110617	2,000	370015794	2,000	371221276	12,000
360204283	2,000	363052176	2,000	366113561	2,000	370025434	6,000	371221375	6,000
360204739	2,000	363053463	2,000	366116291	2,000	370034225	4,000	371232158	2,000
360204895	2,000	363063355	2,000	366119055	2,000	370034514	2,000	371232521	2,000
360206270	2,000	363064007	2,000	366133866	2,000	370047219	4,000	371234097	2,000
360209134	8,000	363071127	6,000	366135820	4,000	370048001	2,000	371234667	2,000
360211064	2,000	363071556	2,000	366140408	16,000	370049124	4,000	371236100	12,000
360214571	2,000	363080565	6,000	366145621	26,000	370052797	2,000	372031393	2,000
360218630	8,000	363080680	4,000	366164770	2,000	370075509	2,000	372039107	2,000
361001555	6,000	363084153	2,000	367011525	4,000	370077679	2,000	372046250	2,000
361025034	6,000	363084328	4,000	367049699	2,000	370087066	2,000	372060285	2,000
361025844	2,000	363090358	2,000	367050770	2,000	370087975	2,000	372065763	2,000
361027154	8,000	363092370	2,000	367051117	2,000	370088361	2,000	373017177	2,000
361027972	2,000	363092388	6,000	367054590	2,000	370091365	2,000	373017763	4,000
361032717	2,000	363092602	2,000	367056272	18,000	370102428	8,000	373018282	4,000
361035207	8,000	363097056	6,000	367059375	4,000	370103244	6,000	373019660	4,000
361037187	8,000	363097346	2,000	367059896	2,000	370106460	2,000	373019868	2,000
361043680	4,000	363099771	2,000	367060274	2,000	370106700	2,000	373032507	6,000
361050248	2,000	363108242	2,000	367068871	12,000	370111387	2,000	373033208	2,000
361061955	4,000	363109265	2,000	367085131	2,000	370113912	2,000	373037928	2,000
361064280	2,000	363109927	2,000	367085370	2,000	370125833	2,000	373042043	2,000
361065279	2,000	363110024	2,000	367087541	2,000	370126336	2,000	373043397	2,000
361065493	8,000	363118704	2,000	367088838	2,000	370137846	2,000	373046200	2,000
361065592	2,000	364032490	2,000	367095288	8,000	370138570	2,000	373046432	2,000
361066749	2,000	364032532	2,000	367114691	2,000	370138935	2,000	373047158	4,000
361068505	2,000	364036673	4,000	367118437	2,000	370140998	8,000	373052497	6,000
361071210	6,000	364041673	2,000	367120409	2,000	370149775	2,000	373053826	2,000
361072150	2,000	364043828	6,000	367128303	12,000	370151813	2,000	373054097	20,000
361073182	2,000	364043901	8,000	367131984	26,000	370158552	2,000	373054667	2,000
361075047	2,000	364045138	20,000	367137999	2,000	370172850	12,000	373057959	2,000
361075500	20,000	364045740	2,000	367138898	2,000	370202630	2,000	373073600	2,000
361076318	6,000	364069815	2,000	367150448	2,000	371019159	4,000	373075571	6,000
361077050	2,000	364079269	2,000	367153392	2,000	371019928	2,000	373078880	2,000
361081953	2,000	364087965	2,000	368015269	2,000	371026980	2,000	373079813	2,000
361082001	2,000	364092148	2,000	368015459	12,000	371028200	2,000	373082478	2,000
361086010	2,000	364094128	12,000	368018941	2,000	371033630	24,000	373082502	2,000
361091549	4,000	364095679	14,000	368026159	2,000	371033945	2,000	373084938	6,000
361091846	8,000	364109314	2,000	368062477	2,000	371033952	2,000	373086438	2,000
361092539	2,000	364112110	4,000	368064465	2,000	371034885	2,000	373087451	6,000
361092612	2,000	364114157	2,000	368068813	2,000	371034943	2,000	373087758	2,000
361092695	2,000	364131532	2,000	368073540	2,000	371039132	12,000	373089515	2,000
361093693	2,000	364135988	2,000	368074365	16,000	371044173	4,000	373089887	2,000
361093784	2,000	364163865	6,000	368074902	2,000	371047093	14,000	373089911	2,000
361096746	12,000	364167692	2,000	368077350	4,000	371048836	6,000	373090299	2,000
361098577	10,000	364169367	12,000	368077681	2,000	371051715	24,000	373090331	2,000
361101090	2,000	364177022	6,000	368078457	4,000	371056706	4,000	373092790	12,000
361102569	2,000	364177741	8,000	368079182	2,000	371071762	2,000	373095629	2,000
361103054	2,000	364178202	2,000	368080529	2,000	371071820	2,000	373096395	2,000
361108509	4,000	364178830	6,000	368081212	2,000	371072091	2,000	373097096	2,000
361115546	2,000	364180620	2,000	368081220	4,000	371072380	4,000	373099456	2,000
361118771	2,000	364200063	2,000	368082327	2,000	371077900	4,000	373111194	2,000
361121403	2,000	364200154	2,000	368082343	6,000	371088337	2,000	374016566	6,000
361122195	2,000	365047984	2,000	368082673	6,000	371093139	2,000	374017507	2,000
361128598	6,000	365066919	4,000	368082715	20,000	371099409	14,000	374019982	2,000
361137003	2,000	365068261	2,000	368101424	2,000	371132523	2,000	374041226	2,000
361137532	2,000	365068493	2,000	368102182	2,000	371133752	2,000	374041697	2,000
361137847	2,000	365068758	2,000	368111050	2,000	371133869	8,000	374042844	14,000
361138746	2,000	365068790	6,000	368116778	2,000	371134057	2,000	374075463	2,000
361157308	2,000	365071281	2,000	368116919	2,000	371137985	2,000	374082345	16,000
361171424	2,000	365074855	2,000	368117941	2,000	371138751	14,000	374082667	2,000
361191711	8,000	365079292	2,000	368118667	2,000	371139049	2,000	374083426	2,000
361193212	2,000	365112911	4,000	368118964	2,000	371140161	12,000	374085017	4,000
361193626	2,000	365115229	2,000	368119624	2,000	371145640	2,000	374085298	6,000
361199722	6,000	365115955	2,000	368120036	2,000	371157991	2,000	374085918	24,000
361210396	2,000	365116037	4,000	368122404	6,000	371158056	2,000	374085926	2,000
361211071	2,000	365117696	2,000	368123782	2,000	371161845	2,000	374086239	4,000
362018178	2,000	365118793	2,000	368130027	8,000	371162033	4,000	374088623	2,000
362022774	2,000	365119510	2,000	368130126	4,000	371163080	2,000	374089064	2,000
362027187	6,000	365119643	6,000	368131330	2,000	371163437	8,000	374089100	4,000
362039364	2,000	365121284	10,000	368132742	2,000	371170309	2,000	374089241	2,000
362039737	12,000	365123876	6,000	368133336	2,000	371173725	2,000	374089936	4,000
362046419	2,000	365161140	2,000	368133435	2,000	371174434	12,000	374092468	2,000
362053266	2,000	365164524	6,000	368134078	2,000	371186131	24,000	374095172	2,000
362056707	4,000	365164946	2,000	368135737	2,000	371187089	12,000	374097541	4,000
362056996	20,000	365170737	2,000	368139325	2,000	371187097	6,000	374101525	2,000
362057945	2,000	365175827	2,000	368141602	2,000	371187246	2,000	374108546	2,000
362061699	6,000	365175918	2,000	368141784	4,000	371187873	6,000	374113611	10,000
362062176	2,000	365194471	2,000	368149316	6,000	371188038	10,000	374113876	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
374115236	14,000	375228061	4,000	380019380	2,000	383297801	2,000	385225883	6,000
374129229	2,000	375228749	2,000	380019414	8,000	383298346	2,000	385226337	8,000
374129476	2,000	375231131	12,000	380031856	4,000	383298858	2,000	385226675	4,000
374130045	2,000	375231701	2,000	380033225	2,000	383299401	2,000	385229976	6,000
374130581	6,000	375231719	10,000	380036988	12,000	383299633	2,000	385233242	2,000
374130813	2,000	375231792	6,000	380050690	2,000	383300001	18,000	385237003	18,000
374137461	2,000	375231800	6,000	380052878	12,000	383330958	2,000	385238035	2,000
374149649	2,000	376043527	2,000	380053942	2,000	383331154	2,000	385239801	2,000
374153690	2,000	376050175	2,000	380054130	2,000	383331279	2,000	385243043	2,000
374156156	2,000	377015573	2,000	380054486	2,000	383331626	10,000	385243415	2,000
374179802	4,000	377018346	10,000	380055855	6,000	383333960	2,000	385243605	6,000
374183440	2,000	377025721	2,000	380055889	2,000	383343803	2,000	385263793	2,000
374183952	2,000	377027461	8,000	380059220	2,000	383347341	2,000	385265269	2,000
374188860	2,000	377029509	2,000	380060400	2,000	383348372	2,000	385273347	2,000
374192623	2,000	377054440	2,000	380060608	2,000	383349107	24,000	385273511	2,000
374192987	2,000	378025761	4,000	380062141	2,000	383349289	20,000	385274907	10,000
374197234	2,000	378027767	8,000	380080242	10,000	383368461	2,000	385278767	2,000
374197929	2,000	378033625	4,000	380080424	2,000	383371846	14,000	385286505	2,000
374212066	2,000	378035869	2,000	380080796	2,000	383373578	4,000	385286810	8,000
374215051	2,000	378044911	4,000	380083154	2,000	383373792	18,000	385288345	2,000
375015286	4,000	378063077	2,000	380083808	10,000	383373826	14,000	385289111	20,000
375015534	4,000	378066229	2,000	380097196	6,000	383374345	2,000	385291182	2,000
375016201	2,000	378078570	2,000	380097246	2,000	383376340	8,000	385291877	6,000
375018827	2,000	378078729	10,000	380100164	2,000	383376688	2,000	385293113	2,000
375026135	4,000	378080212	4,000	381010388	2,000	383377595	2,000	385294491	8,000
375026200	2,000	378082820	12,000	382000131	6,000	383381001	2,000	385321336	6,000
375026952	6,000	378086441	2,000	382004406	2,000	383382371	2,000	385345517	4,000
375027380	4,000	378101323	2,000	382008589	16,000	383398559	2,000	385346812	2,000
375033677	2,000	378109086	2,000	382032688	4,000	383418696	42,000	385347034	2,000
375034022	2,000	378111322	2,000	382040095	2,000	383420213	20,000	385347224	2,000
375034295	2,000	378111512	2,000	382041473	2,000	383421534	4,000	385347836	2,000
375041928	6,000	378111959	6,000	382043131	2,000	383426517	2,000	385350806	6,000
375042132	2,000	378112072	18,000	383001732	2,000	383426566	2,000	385351341	2,000
375045911	4,000	378112312	2,000	383003308	2,000	383426681	4,000	385352356	2,000
375048840	2,000	378112841	6,000	383004116	8,000	383443983	6,000	385354675	4,000
375051372	2,000	378115869	2,000	383004280	2,000	383445392	2,000	385355300	24,000
375051976	2,000	378115943	2,000	383004678	2,000	383447190	10,000	385356225	2,000
375059458	2,000	378116511	6,000	383005121	6,000	383447976	2,000	385356381	2,000
375074630	2,000	378124812	4,000	383005972	2,000	383475878	2,000	385356597	2,000
375075694	2,000	378125181	2,000	383007952	4,000	383477957	2,000	385357728	2,000
375077161	2,000	378125298	4,000	383008414	2,000	383478278	2,000	385360458	2,000
375084357	2,000	378131403	2,000	383009651	4,000	384005245	2,000	385360672	2,000
375088036	2,000	378133276	2,000	383010709	6,000	384010633	2,000	385363585	2,000
375090206	2,000	378133789	2,000	383012010	6,000	384011185	2,000	385363619	4,000
375103256	2,000	378136329	4,000	383070836	6,000	384012597	2,000	385365226	10,000
375103835	2,000	378136683	2,000	383072626	6,000	384015574	4,000	385365663	8,000
375103926	2,000	378153084	2,000	383073848	2,000	384017034	2,000	385365994	10,000
375105392	2,000	378153449	2,000	383097524	2,000	384019501	2,000	385368766	8,000
375106382	2,000	378153811	12,000	383105228	2,000	384022117	2,000	385369889	2,000
375108735	4,000	378153936	4,000	383124229	4,000	384024634	2,000	385369954	2,000
375108941	2,000	379016116	2,000	383128139	24,000	384049318	2,000	385372123	6,000
375108990	2,000	379018120	2,000	383128394	4,000	384062279	2,000	385372271	6,000
375109733	20,000	379018138	2,000	383129285	2,000	384066155	4,000	385372685	6,000
375110541	2,000	379018864	2,000	383130101	2,000	384072880	2,000	385373774	6,000
375111168	2,000	379025430	2,000	383130556	6,000	384079695	2,000	385374491	2,000
375111770	8,000	379062979	2,000	383130788	8,000	384079943	2,000	385416078	6,000
375111911	2,000	379065337	2,000	383131356	18,000	384103636	2,000	385432935	2,000
375112133	2,000	379065535	2,000	383133923	2,000	384103925	2,000	385435821	2,000
375139813	2,000	379067150	2,000	383135373	2,000	384114021	4,000	385450143	2,000
375144045	2,000	379067911	4,000	383138898	4,000	384114468	2,000	385450192	6,000
375144649	2,000	379068687	10,000	383158946	2,000	384125126	2,000	385451083	2,000
375151974	4,000	379073075	2,000	383160991	24,000	384125217	2,000	385451307	8,000
375161148	2,000	379074677	6,000	383165727	2,000	384126348	2,000	385451497	4,000
375161924	6,000	379074750	2,000	383166741	2,000	384126553	2,000	385452990	6,000
375162120	2,000	379074842	2,000	383174760	2,000	384133740	2,000	385454194	2,000
375162849	16,000	379075328	2,000	383175684	2,000	384134664	2,000	385461801	2,000
375163516	2,000	379075955	2,000	383177748	6,000	385005863	2,000	385465489	4,000
375163581	2,000	379077431	2,000	383181088	2,000	385031711	24,000	385466420	2,000
375168408	24,000	379079023	2,000	383183738	6,000	385035811	12,000	385470042	2,000
375168945	12,000	379079205	2,000	383186269	4,000	385038708	12,000	385470521	12,000
375170180	2,000	379079650	2,000	383187762	2,000	385038823	6,000	385474283	2,000
375170503	2,000	379081433	6,000	383191194	2,000	385039532	6,000	385474408	2,000
375170586	14,000	379082548	4,000	383192499	14,000	385039607	26,000	385480116	2,000
375170602	4,000	379083165	6,000	383192515	20,000	385055116	2,000	385485461	2,000
375170784	2,000	379084502	2,000	383193034	2,000	385085709	2,000	385487335	2,000
375170859	14,000	379089972	6,000	383195294	2,000	385095328	8,000	385493234	2,000
375171014	2,000	379091440	2,000	383210275	2,000	385096003	20,000	385496567	6,000
375171378	14,000	379091507	2,000	383210473	8,000	385098298	2,000	385497839	2,000
375171535	2,000	379091820	2,000	383218310	42,000	385100151	2,000	385497888	8,000
375177912	2,000	379092323	14,000	383218534	2,000	385100367	2,000	385497946	4,000
375178266	2,000	379099500	24,000	383230638	2,000	385100581	2,000	385498464	2,000
375180064	22,000	379102593	2,000	383231792	2,000	385101423	20,000	385515275	2,000
375180155	2,000	379102916	10,000	383233681	2,000	385130364	26,000	385516356	2,000
375180627	2,000	379105349	2,000	383235074	2,000	385133590	10,000	385522826	2,000
375180635	2,000	379107204	2,000	383235363	4,000	385134135	4,000	385524186	2,000
375180718	2,000	379107436	2,000	383236353	12,000	385140470	2,000	385526140	2,000
375181286	18,000	379108426	2,000	383236742	4,000	385146121	2,000	385528260	2,000
375198017	2,000	379108954	2,000	383236783	6,000	385155544	2,000	385528492	2,000
375198215	2,000	379109164	2,000	383238284	2,000	385158480	2,000	385531009	10,000
375198595	2,000	379110331	2,000	383260130	2,000	385159850	2,000	385535836	2,000
375198728	6,000	379110794	2,000	383261245	4,000	385162888	2,000	385536578	20,000
375198819	6,000	379116122	2,000	383262342	2,000	385163886	2,000	385538697	24,000
375198983	6,000	379117393	2,000	383267648	6,000	385168612	4,000	385539119	4,000
375202678	2,000	379119092	2,000	383269057	2,000	385169255	2,000	385546635	10,000
375203098	2,000	379121171	2,000	383269081	2,000	385172119	6,000	385546973	4,000
375203262	8,000	379122526	2,000	383269305	2,000	385179528	2,000	385547013	2,000
375206737	6,000	379131899	2,000	383281888	2,000	385182811	2,000	385547096	2,000
375207719	2,000	379131998	2,000	383282126	2,000	385183587	24,000	385547302	2,000
375211893	2,000	379133226	2,000	383286226	2,000	385204128	2,000	385557913	6,000
375213089	2,000	379140288	2,000	383291754	2,000	385219050	2,000	385559711	2,000
375213170	2,000	379140304	2,000	383292182	6,000	385222393	2,000	385561500	2,000
375221710	2,000	379141807	6,000	383295250	2,000	385224571	8,000	385564349	2,000
375223377	2,000	379151145	6,000	383296399	2,000	385225255	2,000	385565551	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
385565759	2,000	388036311	2,000	388129496	16,000	388709057	12,000	389011941	74,000
385567847	2,000	388036378	2,000	388129637	4,000	388710840	4,000	389012451	14,000
385568852	2,000	388036469	4,000	388140485	2,000	388712663	4,000	389012543	8,000
385568886	8,000	388037277	2,000	388144917	2,000	388712945	2,000	389012550	32,000
385571542	2,000	388037368	2,000	388166464	2,000	388713331	2,000	389012782	22,000
385576558	10,000	388037582	2,000	388167892	6,000	388713596	20,000	389012907	2,000
385576582	2,000	388037871	2,000	388169658	2,000	388714503	2,000	389012964	50,000
385578125	2,000	388038283	2,000	388173437	2,000	388715245	2,000	389013046	16,000
385578513	2,000	388039208	2,000	388173536	2,000	388715724	2,000	389013137	10,000
385580295	2,000	388039653	2,000	388218752	6,000	388715781	32,000	389013145	10,000
385581780	2,000	388039661	2,000	388230765	2,000	388717316	4,000	389013269	24,000
385581814	2,000	388039729	2,000	388241184	2,000	388717399	20,000	389013285	168,000
385582010	2,000	388042954	2,000	388241853	6,000	388717845	2,000	389013293	418,000
385582341	24,000	388042970	2,000	388242547	2,000	388717977	10,000	389013392	84,000
385582705	4,000	388043036	2,000	388242729	4,000	388719643	2,000	389013533	2,000
385583331	2,000	388043051	2,000	388243156	2,000	388719957	4,000	389014069	24,000
385583513	2,000	388043226	2,000	388243719	4,000	388754244	12,000	389014119	126,000
385584875	12,000	388043259	2,000	388243925	2,000	388756009	6,000	389014408	14,000
385585021	2,000	388043432	2,000	388244907	4,000	388758492	2,000	389014531	84,000
385585864	2,000	388044240	2,000	388245987	2,000	388759227	4,000	389015199	26,000
385693486	2,000	388044414	2,000	388249492	6,000	388759953	8,000	389015611	24,000
385693890	2,000	388045361	2,000	388279457	2,000	388765752	2,000	389016122	14,000
385695267	2,000	388045445	2,000	388287518	2,000	388767188	6,000	389016239	4,000
385695853	6,000	388046369	2,000	388288904	2,000	388769408	6,000	389016379	14,000
385715016	2,000	388046666	2,000	388310062	2,000	388811234	2,000	389016585	2,000
388000184	2,000	388047243	2,000	388310591	2,000	388813388	2,000	389016999	168,000
388000275	2,000	388047276	2,000	388316531	6,000	388814444	2,000	389017633	458,000
388001059	2,000	388047615	2,000	388317497	2,000	388816456	4,000	389017914	16,000
388001091	2,000	388048324	2,000	388318057	6,000	388816928	2,000	389018110	14,000
388001323	2,000	388049397	2,000	388318776	2,000	388817512	6,000	389018359	10,000
388001372	2,000	388049579	2,000	388320400	10,000	388817538	2,000	389018573	12,000
388001646	2,000	388050569	2,000	388321754	2,000	388817850	2,000	389018938	2,000
388002537	2,000	388051138	2,000	388323727	4,000	388818288	2,000	389019092	24,000
388002677	2,000	388052383	2,000	388333668	2,000	388818858	8,000	389019233	26,000
388002990	2,000	388052581	2,000	388335317	2,000	388819377	2,000	389019621	2,000
388003162	2,000	388052698	4,000	388336067	2,000	388819567	2,000	389019670	4,000
388003683	4,000	388052722	2,000	388365769	4,000	388822389	2,000	389020314	24,000
388003824	2,000	388053225	2,000	388367237	6,000	388823726	4,000	389020868	10,000
388005340	2,000	388053571	2,000	388367831	4,000	388824187	2,000	389021072	26,000
388005423	2,000	388053845	2,000	388367930	4,000	388824435	2,000	389021130	20,000
388007130	2,000	388054025	4,000	388372716	6,000	388825150	2,000	389021262	12,000
388008252	2,000	388054413	2,000	388373375	4,000	388825655	2,000	389021361	16,000
388008385	6,000	388054819	2,000	388391799	2,000	388826695	10,000	389021429	82,000
388008559	2,000	388055626	10,000	388394314	2,000	388828469	4,000	389021585	6,000
388010316	2,000	388055691	2,000	388398687	10,000	388833196	2,000	389022088	14,000
388010779	2,000	388056160	2,000	388398836	2,000	388834897	2,000	389022195	124,000
388010811	2,000	388056491	2,000	388437105	2,000	388837577	2,000	389022302	418,000
388011041	2,000	388057150	4,000	388437535	2,000	388844797	4,000	389022419	84,000
388012056	2,000	388057812	2,000	388456170	2,000	388849986	2,000	389022666	8,000
388012122	2,000	388058406	2,000	388506305	2,000	388850000	2,000	389022682	24,000
388012130	2,000	388058562	2,000	388515918	2,000	388853293	20,000	389022898	50,000
388012619	2,000	388059677	2,000	388520215	2,000	388878985	2,000	389023078	4,000
388012668	2,000	388059826	2,000	388521304	2,000	388887713	8,000	389023300	124,000
388012783	2,000	388061517	2,000	388523714	2,000	388888018	20,000	389023532	8,000
388012874	2,000	388061582	2,000	388525958	2,000	388889776	20,000	389023557	20,000
388013278	2,000	388064610	2,000	388526378	6,000	388890238	20,000	389023565	166,000
388013369	2,000	388065229	4,000	388527137	2,000	388894958	2,000	389023870	24,000
388013831	2,000	388069064	2,000	388527889	12,000	388896342	2,000	389024969	168,000
388014011	2,000	388069742	2,000	388534190	2,000	388897878	2,000	389025966	84,000
388014623	2,000	388070674	2,000	388535940	6,000	389000225	4,000	389026535	42,000
388014680	2,000	388070740	4,000	388539926	2,000	389000340	2,000	389026790	32,000
388015463	2,000	388070815	2,000	388567406	2,000	389000696	12,000	389027558	42,000
388016859	2,000	388070849	2,000	388577686	10,000	389000779	2,000	389027590	6,000
388016982	2,000	388072217	2,000	388630998	2,000	389001504	40,000	389028036	24,000
388017675	2,000	388072522	2,000	388631228	4,000	389001603	34,000	389029125	14,000
388017766	2,000	388073280	2,000	388632747	2,000	389002247	12,000	389029190	84,000
388017873	2,000	388075251	2,000	388633042	4,000	389003369	24,000	389029729	84,000
388019382	2,000	388075434	2,000	388636011	2,000	389003393	16,000	389031147	208,000
388019523	6,000	388075970	2,000	388636888	2,000	389003419	460,000	389031287	4,000
388019689	2,000	388076002	2,000	388637506	2,000	389003443	20,000	389031469	2,000
388020620	4,000	388076283	4,000	388637894	2,000	389004425	12,000	389031741	6,000
388020760	2,000	388076754	2,000	388639627	18,000	389004904	14,000	389032418	26,000
388021032	2,000	388077190	2,000	388652141	2,000	389004920	20,000	389032848	22,000
388021214	2,000	388077794	2,000	388653768	2,000	389005620	14,000	389032913	14,000
388022709	6,000	388078008	6,000	388653842	2,000	389006081	336,000	389032970	166,000
388022808	2,000	388078065	2,000	388654782	2,000	389006156	58,000	389032996	84,000
388023202	2,000	388079469	2,000	388655011	2,000	389006586	42,000	389033200	20,000
388024606	2,000	388079477	2,000	388656985	2,000	389006610	8,000	389033622	168,000
388024853	2,000	388080343	4,000	388657868	2,000	389006883	418,000	389033671	6,000
388025835	2,000	388080400	2,000	388659997	2,000	389006925	24,000	389033721	42,000
388027031	2,000	388080582	2,000	388660771	2,000	389007162	50,000	389034182	20,000
388027070	2,000	388082125	2,000	388661043	2,000	389007501	24,000	389034356	42,000
388028888	2,000	388082273	2,000	388663106	4,000	389007535	2,000	389034505	26,000
388029530	2,000	388084030	2,000	388664948	6,000	389007618	32,000	389034752	84,000
388029910	2,000	388084865	2,000	388664955	6,000	389007667	2,000	389034810	8,000
388030249	2,000	388085110	2,000	388665085	2,000	389007741	18,000	389034950	26,000
388030421	2,000	388085458	2,000	388665192	4,000	389007774	42,000	389035015	12,000
388030645	2,000	388085615	2,000	388665952	20,000	389007824	82,000	389035387	14,000
388030744	2,000	388087496	2,000	388666117	2,000	389008095	2,000	389035668	126,000
388030850	2,000	388110470	2,000	388669335	8,000	389008376	22,000	389035973	24,000
388030876	2,000	388111718	2,000	388669921	2,000	389008988	12,000	389036039	12,000
388031098	2,000	388114225	2,000	388700148	2,000	389009002	26,000	389036476	26,000
388031668	4,000	388118176	4,000	388700338	2,000	389009135	334,000	389036815	24,000
388032005	2,000	388118242	2,000	388700494	2,000	389010299	8,000	389037912	2,000
388032435	2,000	388119703	2,000	388700908	2,000	389010638	10,000	389037946	2,000
388032617	2,000	388120628	2,000	388700940	2,000	389011164	58,000	389038365	12,000
388032799	2,000	388122053	24,000	388701120	2,000	389011206	8,000	389038480	8,000
388033813	2,000	388122608	2,000	388702722	4,000	389011263	24,000	389038696	4,000
388033961	2,000	388123481	2,000	388705105	2,000	389011297	34,000	389039710	8,000
388035016	2,000	388123606	4,000	388705626	2,000	389011602	20,000	389040908	4,000
388035289	4,000	388125155	2,000	388705782	2,000	389011727	168,000	389041484	84,000
388035396	2,000	388125619	2,000	388706442	2,000	389011743	4,000	389042045	42,000
388035529	2,000	388128795	2,000	388707515	2,000	389011875	14,000	389042425	206,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
389042664	50,000	390098788	2,000	394131619	2,000	455561	6,000	766039432	2,000
389042748	82,000	390100345	2,000	394138069	10,000	4583072	12,000	766064935	2,000
389042789	58,000	390100519	2,000	394138226	24,000	459494	2,000	766070643	6,000
389043035	16,000	390100535	4,000	394138838	12,000	465909	14,000	766071138	2,000
389043340	34,000	390104693	4,000	394139067	4,000	476583	8,000	766071641	2,000
389043456	6,000	390105468	2,000	394139828	2,000	483928	10,000	766073027	2,000
389043787	20,000	390107373	2,000	394145692	2,000	548562	2,000	766075279	2,000
389044348	14,000	390107381	2,000	394156145	2,000	5690193	76,000	766077283	2,000
389044678	6,000	390109833	2,000	394163331	2,000	6011740	12,000	766077630	2,000
389045030	*334,000*	*390120293*	*2,000*	*394164768*	*2,000*	*610088*	*4,000*	*766077713*	*2,000*
389045287	6,000	390120509	6,000	394164842	2,000	610166965	2,000	766080816	4,000
389045782	8,000	390121168	2,000	394177950	2,000	610281196	2,000	766082168	2,000
389045949	24,000	390121242	14,000	394181804	24,000	610913205	2,000	766099972	2,000
389046038	82,000	390122125	24,000	394181838	2,000	612230	2,000	766100184	2,000
389046129	66,000	390122679	6,000	394181911	2,000	618975	4,000	766100515	2,000
389046178	32,000	390123578	6,000	394183743	4,000	6243937	126,000	766101216	2,000
389046186	26,000	390123636	2,000	394184691	2,000	6804079	2,000	766101489	2,000
389046194	24,000	390124782	2,000	394188445	2,000	6804103	2,000	766103063	2,000
389046228	34,000	390126936	2,000	394189898	2,000	6804104	4,000	766103550	2,000
389046236	26,000	390128379	2,000	394200844	2,000	704688050	2,000	766104103	2,000
389046392	126,000	390128668	6,000	394204101	6,000	710543676	2,000	766104699	2,000
389046442	4,000	390129740	16,000	394215032	20,000	71095858	10,000	766123442	6,000
389046459	14,000	390129781	12,000	394215198	2,000	73283541	2,000	766123525	2,000
389046566	14,000	390140515	2,000	394215800	2,000	755012531	2,000	766123632	8,000
389046582	20,000	390140937	2,000	394219471	2,000	755012721	2,000	766135990	4,000
389046673	6,000	390144632	2,000	394221717	2,000	758011142	8,000	766137384	2,000
389046699	50,000	390160893	2,000	394235519	12,000	759011281	2,000	766137632	2,000
389046806	14,000	390161651	2,000	395029333	8,000	759019664	6,000	766138317	4,000
389046848	12,000	390163343	6,000	395033343	2,000	759030539	2,000	766139018	2,000
389047101	42,000	390163509	4,000	395033558	66,000	759030547	12,000	766140024	14,000
389047119	18,000	390163806	2,000	395035637	2,000	761020510	2,000	766140040	4,000
389047291	24,000	390165017	26,000	395035934	2,000	761020635	2,000	766141436	2,000
389047739	40,000	390165041	2,000	395045297	2,000	761021609	2,000	766141600	2,000
389047747	40,000	390165454	2,000	395047012	2,000	761022953	2,000	766143457	2,000
389048604	16,000	390168706	2,000	395052236	2,000	762031938	6,000	766143465	6,000
389048695	10,000	390168771	2,000	395061039	2,000	762033611	20,000	766157523	2,000
389048992	16,000	390169696	2,000	395061112	2,000	762034171	2,000	766159024	2,000
389049024	26,000	390169936	4,000	395070113	4,000	762034551	14,000	766159842	2,000
389049313	82,000	390173201	8,000	395071335	2,000	762045821	4,000	766161293	2,000
389049487	2,000	390173334	2,000	395071954	2,000	762050771	2,000	766161913	2,000
389049636	124,000	390174324	2,000	395072770	2,000	762054112	20,000	766161988	2,000
389049644	24,000	390180917	2,000	395077647	2,000	762054641	8,000	767011661	14,000
389049669	84,000	390183028	2,000	395078488	2,000	762055739	2,000	767011893	2,000
389050048	20,000	390190593	6,000	395084023	2,000	762056588	6,000	767015399	2,000
389050097	10,000	390191047	2,000	395084346	4,000	762057578	8,000	767024326	2,000
389050113	460,000	390191112	2,000	395085491	4,000	762059483	6,000	767034044	2,000
389051202	24,000	390191807	2,000	395087083	2,000	762075430	2,000	767034267	2,000
389051491	2,000	390192201	4,000	395090947	6,000	762076263	2,000	767038789	8,000
389051582	2,000	390192888	2,000	395091176	2,000	762077139	2,000	767039464	2,000
389051632	16,000	390195287	2,000	395091366	2,000	762080018	12,000	767039597	2,000
389051681	458,000	390205847	2,000	395092505	20,000	763012739	2,000	767039605	6,000
389051798	20,000	390206894	2,000	395093081	6,000	763014479	2,000	767066053	8,000
389051863	20,000	390209849	2,000	395093636	2,000	763015401	2,000	767066061	2,000
389051905	126,000	390225597	4,000	395094352	14,000	763015609	2,000	767068885	2,000
389051947	124,000	390226322	2,000	395094451	16,000	763017209	2,000	767083447	2,000
389051962	42,000	390226421	2,000	395095714	2,000	763018892	8,000	767087083	2,000
389052457	24,000	390235232	12,000	395097256	2,000	763020443	2,000	767087976	2,000
389053174	458,000	390239390	12,000	395097413	6,000	763023025	8,000	767089709	2,000
389053216	2,000	390239572	6,000	395097660	8,000	763026556	2,000	767100969	2,000
389053513	26,000	391000866	2,000	395099310	10,000	763030061	2,000	767105778	2,000
389053778	26,000	391002284	2,000	395099757	2,000	763030442	2,000	767106800	2,000
389053836	2,000	391005923	6,000	395100175	12,000	763030681	2,000	767106925	2,000
389053844	8,000	391006608	12,000	395103591	6,000	763031622	2,000	767107121	2,000
389054123	460,000	391007168	2,000	395104979	2,000	763031655	14,000	767132236	6,000
389054222	*2,000*	*391030731*	*2,000*	*395106156*	*2,000*	*763032117*	*2,000*	*768010464*	*20,000*
389054248	24,000	391060084	4,000	395131394	4,000	763032687	2,000	768013997	2,000
389054297	84,000	391060621	2,000	395134935	20,000	763033883	2,000	768014094	2,000
389055005	20,000	391061371	2,000	395134968	2,000	763034519	20,000	768017410	2,000
389055187	50,000	391061637	2,000	395135544	4,000	763035052	124,000	768018509	2,000
389055401	14,000	394002083	2,000	395142375	2,000	763035185	2,000	768023483	2,000
389055559	26,000	394023386	2,000	395146830	8,000	763036266	6,000	768023848	2,000
389055567	84,000	394025811	2,000	395167380	2,000	763037983	2,000	768024663	2,000
389055708	16,000	394026249	2,000	395167398	2,000	763041324	2,000	768024671	2,000
389055872	6,000	394028054	2,000	395168479	20,000	763041548	18,000	768024846	10,000
389055948	40,000	394028773	2,000	395169543	8,000	763043981	2,000	768027039	2,000
389056169	58,000	394029037	6,000	395169980	12,000	763066446	2,000	768027138	8,000
389056185	24,000	394033088	2,000	395178262	2,000	763074564	2,000	768027211	2,000
389056334	26,000	394033517	2,000	395180128	2,000	763095080	2,000	768030595	2,000
389056359	6,000	394033690	2,000	395180672	6,000	765023031	6,000	768030959	2,000
389056714	24,000	394038038	18,000	395190093	2,000	765023411	2,000	768031023	6,000
390012615	2,000	394038665	2,000	395191042	2,000	765024823	2,000	768031890	2,000
390014082	22,000	394052104	6,000	395193451	24,000	765032354	2,000	768032039	2,000
390016327	2,000	394072938	2,000	395194434	2,000	765032529	2,000	768032260	12,000
390028884	4,000	394073076	2,000	395195977	2,000	765032909	4,000	768032328	2,000
390031755	4,000	394073118	2,000	395196280	2,000	765039417	2,000	768033052	6,000
390032472	20,000	394074520	2,000	395208234	2,000	765052162	2,000	768033144	2,000
390032738	4,000	394077879	2,000	395219991	2,000	765052469	2,000	768034415	2,000
390036259	2,000	394080063	2,000	395220130	16,000	765053384	2,000	768034530	18,000
390038479	8,000	394084339	2,000	395220171	2,000	765055660	2,000	768034910	2,000
390042885	2,000	394084792	2,000	395220247	6,000	765056353	2,000	768038333	20,000
390046969	2,000	394084883	8,000	39570	4,000	765075585	2,000	768039836	10,000
390047074	6,000	394088260	4,000	410303197	2,000	765075890	2,000	768050114	10,000
390047454	2,000	394088306	18,000	412406	14,000	766010334	2,000	768050189	2,000
390047603	2,000	394092589	2,000	430626197	2,000	766017404	2,000	768050569	2,000
390048536	2,000	394093397	6,000	440102196	4,000	766021307	2,000	768051187	2,000
390050045	2,000	394094809	2,000	440102600	2,000	766025175	2,000	768052334	2,000
390076933	2,000	394094866	4,000	440103197	2,000	766028039	2,000	768054074	2,000
390085553	8,000	394098917	2,000	440103211	6,000	766031181	2,000	768055204	6,000
390087849	6,000	394099998	4,000	44010346	2,000	766033468	26,000	768056467	2,000
390093748	2,000	394121164	2,000	440301651	2,000	766036990	2,000	768056558	20,000
390094860	6,000	394123723	2,000	440621430	2,000	766037543	2,000	768057366	2,000
390094951	2,000	394125637	2,000	440804820	2,000	766037939	2,000	768058356	2,000
390095800	6,000	394129977	2,000	444902	2,000	766038111	2,000	768058398	20,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
768083503	2,000	773019633	4,000	773260245	2,000	810399800	8,000	A1904801	2,000
768088270	2,000	773019831	2,000	773260476	2,000	810400100	4,000	A190481A	2,000
768089922	4,000	773050364	2,000	773260989	2,000	810417400	2,000	A1987235	2,000
768090912	2,000	773056452	8,000	773263801	2,000	810431500	2,000	A1996471	2,000
768105280	2,000	773061015	4,000	773263892	2,000	810467500	2,000	A2034852	2,000
768110652	2,000	773061981	2,000	773264866	4,000	810490700	20,000	A2072931	8,000
768112229	2,000	773062690	2,000	773265145	2,000	810558300	2,000	A209219	2,000
768115032	2,000	773063789	2,000	773265251	24,000	810580800	2,000	A2122475	2,000
768116535	2,000	773063946	2,000	773266481	6,000	810590300	2,000	A213855	2,000
768117152	6,000	773067467	6,000	773273008	2,000	810594700	42,000	A22080877	2,000
768135154	2,000	773067475	6,000	773273867	2,000	810595200	2,000	A22163141	12,000
768136343	2,000	773069190	2,000	773278429	2,000	810595300	2,000	A222518	12,000
768136384	2,000	773069612	2,000	773280656	8,000	810600700	2,000	A2240184	42,000
768138059	6,000	773090980	12,000	773285275	2,000	810607400	2,000	A235092	8,000
768140295	4,000	773091863	2,000	773286604	2,000	841570	2,000	A2367907	2,000
768140345	2,000	773092325	6,000	773286711	6,000	8769	2,000	A237538	2,000
768143000	8,000	773092705	20,000	773289780	2,000	894519	8,000	A2414069	2,000
768144339	2,000	773095476	2,000	773291729	18,000	98275	8,000	A2421200	2,000
768144669	6,000	773095971	2,000	773292594	2,000	A00000001	34,000	A2462829	2,000
768145393	8,000	773098108	2,000	773292610	2,000	A00000002	4,000	A2505110	2,000
768145609	4,000	773099312	10,000	773293915	2,000	A00000003	24,000	A2512362	6,000
768159154	6,000	773101928	8,000	773293969	6,000	A00000004	50,000	A2519073	2,000
768159394	10,000	773102389	2,000	773296496	20,000	A00000005	50,000	A252406B	4,000
768159451	20,000	773103189	2,000	773296975	2,000	A00000006	8,000	A2524395	2,000
769000027	4,000	773103353	2,000	773298625	6,000	A00000007	12,000	A252450	4,000
769000159	14,000	773103486	2,000	773299045	6,000	A00000008	60,000	A2528129	2,000
769000837	2,000	773104906	20,000	773299375	2,000	A00000009	58,000	A2545139	6,000
769001587	4,000	773105242	2,000	773299524	2,000	A00000010	460,000	A255348	26,000
769001835	6,000	773105655	8,000	773302252	4,000	A00000011	458,000	A258113	2,000
769002122	6,000	773106638	2,000	773302401	20,000	A00000012	50,000	A2596000	2,000
769003377	2,000	773108956	4,000	773302518	8,000	A00000013	166,000	A2601349	2,000
769005083	14,000	773108972	2,000	773302732	20,000	A00000014	292,000	A261338A	2,000
769006156	2,000	773109202	2,000	773306170	6,000	A00000015	24,000	A261632A	2,000
769006321	8,000	773109913	6,000	773342944	2,000	A00000016	42,000	A262684	6,000
769006404	4,000	773113733	8,000	773347893	8,000	A00000019	2,000	A2642207	2,000
769007113	20,000	773115605	2,000	773348065	2,000	A00000022	2,000	A266992A	2,000
769007386	6,000	773116512	24,000	773349030	2,000	A00000025	2,000	A268009A	2,000
769007451	4,000	773116645	2,000	773350020	2,000	A00000026	2,000	A27005611	6,000
769007642	2,000	773116686	2,000	773350798	8,000	A00000027	2,000	A2793280	2,000
769008061	2,000	773117882	2,000	773351028	6,000	A00000028	4,000	A2800155	2,000
769008806	2,000	773121769	14,000	773353040	2,000	A00000029	2,000	A2817430	2,000
769010703	10,000	773122692	2,000	773357736	2,000	A007842	20,000	A2848352	2,000
769016023	10,000	773123047	2,000	773358585	16,000	A0091394	2,000	A2872830	2,000
770000222	12,000	773130133	6,000	773359161	2,000	A0098070	4,000	A2887919	8,000
770001014	14,000	773130174	2,000	773360334	2,000	A025284	2,000	A290683	2,000
770001477	2,000	773135066	14,000	773361498	8,000	A025488	2,000	A297243	4,000
770001519	20,000	773135116	2,000	773363098	2,000	A027614	20,000	A3016334	2,000
770001659	2,000	773135363	16,000	773363544	2,000	A0312803	2,000	A3020749	20,000
770002004	2,000	773135637	2,000	773364005	26,000	A032856	2,000	A3021664	2,000
770002020	6,000	773136031	2,000	773364161	2,000	A034644	4,000	A3022709	2,000
770002822	2,000	773138169	14,000	773367198	2,000	A037406A	2,000	A3053902	2,000
770003150	2,000	773142088	2,000	773367412	4,000	A0386769	6,000	A3075888	2,000
770003440	20,000	773142989	2,000	773367453	8,000	A0392823	2,000	A3129031	2,000
770003788	2,000	773143359	2,000	773367487	6,000	A0392831	2,000	A3130153	20,000
771000338	4,000	773145206	2,000	773367784	4,000	A046732	2,000	A313034	2,000
771000379	2,000	773145909	20,000	773370192	2,000	A047258	2,000	A316072	2,000
771000916	4,000	773148366	10,000	773371711	8,000	A055203	2,000	A3164384	4,000
771005717	2,000	773149257	2,000	773375068	2,000	A0642811	34,000	A3185020	6,000
771006830	8,000	773158001	2,000	773375845	24,000	A065596	2,000	A319018	4,000
771007481	2,000	773158002	2,000	773376090	6,000	A0669248	12,000	A3231340	2,000
771008349	8,000	773158003	2,000	773376330	2,000	A0688544	2,000	A3294253	2,000
771008513	2,000	773158004	4,000	773377049	8,000	A0695060	2,000	A333820	10,000
771009867	2,000	773158005	6,000	773379375	8,000	A0702105	2,000	A336118	2,000
771010261	2,000	773158006	6,000	773413679	24,000	A074583	2,000	A3368168	2,000
771014180	2,000	773158007	10,000	773414479	16,000	A0761411	2,000	A338329	6,000
771017332	2,000	773158008	8,000	774002240	4,000	A0785701	2,000	A338722	2,000
771018702	2,000	773158009	12,000	774018832	2,000	A0792120	2,000	A3395130	2,000
771019635	2,000	773158010	12,000	774018915	2,000	A083609	2,000	A3407325	2,000
771024353	2,000	773158011	14,000	774020556	2,000	A089907	2,000	A343996	2,000
771028735	2,000	773158012	14,000	774022818	2,000	A089954	2,000	A344016	2,000
771028743	4,000	773158013	24,000	774024996	2,000	A092039O	8,000	A3501925	2,000
771041852	2,000	773158014	24,000	774027189	10,000	A100	2,000	A352444	26,000
771048998	2,000	773158015	124,000	774027437	2,000	A1012811	4,000	A352756	2,000
771062189	6,000	773182019	6,000	774027619	2,000	A107048A	4,000	A3531514	2,000
771062478	2,000	773182035	2,000	774027700	6,000	A1073659	2,000	A354540A	2,000
771064755	2,000	773182233	4,000	774061923	6,000	A1091819	2,000	A3545698	2,000
771065414	2,000	773182662	6,000	774062194	8,000	A110693	2,000	A3551310	2,000
771089497	6,000	773186085	2,000	774064018	2,000	A1152001	2,000	A355317	10,000
771089885	2,000	773186705	12,000	774071161	2,000	A116218A	14,000	A3562029	2,000
771093572	4,000	773189410	2,000	774072730	2,000	A1211113	2,000	A3562053	2,000
771095718	14,000	773190723	2,000	774081921	6,000	A1213895	2,000	A3564153	2,000
771098191	2,000	773195821	10,000	774081947	6,000	A1242051	2,000	A357972A	4,000
77237	2,000	773198320	10,000	774086227	6,000	A124815	2,000	A358845	2,000
773000062	2,000	773199179	12,000	775000326	2,000	A1273453	2,000	A3599070	2,000
773000203	2,000	773200357	6,000	775003320	2,000	A1279141	4,000	A364521	2,000
773000534	2,000	773200753	2,000	775007776	20,000	A127915A	2,000	A3672266	2,000
773000724	2,000	773210182	2,000	775011430	2,000	A129974	2,000	A3686879	2,000
773002118	4,000	773210406	2,000	775012347	2,000	A1354232	2,000	A3686887	2,000
773002225	8,000	773210554	2,000	775012917	2,000	A1372036	2,000	A3748181	2,000
773002704	14,000	773210588	2,000	775013766	2,000	A1380047	2,000	A3755692	2,000
773004700	4,000	773210646	2,000	775014590	6,000	A148181	4,000	A3783157	2,000
773004825	6,000	773215918	2,000	776030462	2,000	A149497	2,000	A3798669	
773004965	2,000	773217021	40,000	776031429	12,000	A1520736	2,000	D6479252	2,000
773006010	2,000	773219134	2,000	777001215	2,000	A1542888	2,000	A389462	8,000
773006168	2,000	773219548	2,000	777004573	2,000	A1656174	2,000	A391486	2,000
773006408	2,000	773250279	2,000	777007311	2,000	A1665017	2,000	A3937839	2,000
773006697	2,000	773252150	2,000	777011164	14,000	A168166	2,000	A3946889	12,000
773008016	26,000	773252218	2,000	78144	4,000	A171280A	2,000	A397188	2,000
773008305	6,000	773254008	2,000	799716	14,000	A1716894	4,000	A397189	4,000
773008487	20,000	773255666	2,000	8	2,000	A1743174	2,000	A3972766	2,000
773011515	2,000	773256847	2,000	810235600	4,000	A1753609	6,000	A3987437	2,000
773011861	2,000	773256896	2,000	810235900	2,000	A1824832	2,000	A400678	2,000
773013149	2,000	773259064	2,000	810361900	6,000	A1856076	4,000	A4022737	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
A4024519	2,000	A6287525	2,000	A7630622	2,000	A8516631	2,000	A9274068	2,000
A407165G	2,000	A630599	2,000	A763857	2,000	A8552137	20,000	A928344A	2,000
A4102919	2,000	A636235	2,000	A764087	2,000	A855671A	4,000	A929209	2,000
A410389	2,000	A638704A	2,000	A764381	2,000	A855957C	8,000	A929560	4,000
A415337	2,000	A6392108	2,000	A7644747	2,000	A8582869	2,000	A9297092	2,000
A4157683	2,000	A641211	2,000	A765656	4,000	A8583040	10,000	A9309074	2,000
A418476	2,000	A6414098	4,000	A7674700	2,000	A8592937	4,000	A931033	2,000
A4263424	2,000	A6419219	2,000	A7689910	4,000	A8606067	2,000	A932557	2,000
A428132	2,000	A6480279	20,000	A769142	2,000	A8620825	2,000	A9333560	6,000
A4319578	2,000	A6503147	10,000	A769664	2,000	A8636799	24,000	A9335350	6,000
A4321971	2,000	A6518071	2,000	A7702763	12,000	A8641792	2,000	A9348037	2,000
A436872	2,000	A654004	2,000	A7712211	2,000	A8648703	2,000	A9355483	2,000
A438773	2,000	A656043	4,000	A7722888	2,000	A8650392	2,000	A936315	4,000
A4389177	2,000	A659001	2,000	A7733057	2,000	A865322	2,000	A9381034	2,000
A439265	2,000	A6594010	2,000	A7781884	2,000	A8655564	2,000	A9386575	4,000
A440913	20,000	A6606396	2,000	A7801753	2,000	A866690	6,000	A9401108	2,000
A447294	2,000	A660960	14,000	A7803373	10,000	A8681409	2,000	A9406193	2,000
A4476541	6,000	A661722	10,000	A780492	2,000	A868524	2,000	A9426283	4,000
A448337	2,000	A6625994	14,000	A7812550	2,000	A869465	2,000	A9428340	2,000
A4553708	12,000	A6626702	2,000	A7816467	2,000	A8707084	2,000	A9431430	2,000
A4555085	14,000	A6633008	2,000	A783982	2,000	A8708188	6,000	A943803	2,000
A4565064	2,000	A664022	2,000	A784839	2,000	A871818	2,000	A944009A	2,000
A4568063	4,000	A6687035	6,000	A785577D	2,000	A8720129	2,000	A9452381	2,000
A458463	4,000	A6687787	2,000	A7867991	2,000	A872677	2,000	A9462115	2,000
A4596253	2,000	A669105E	2,000	A7875609	2,000	A872769	2,000	A9490658	2,000
A4625466	2,000	A673265	2,000	A7885736	2,000	A8729827	6,000	A949577	8,000
A4649659	2,000	A6734173	2,000	A7887925	2,000	A873	2,000	A9498217	4,000
A467236	2,000	A6737032	2,000	A7895332	2,000	A8742645	2,000	A950635A	2,000
A4691736	4,000	A674303	2,000	A7896835	10,000	A8751865	2,000	A950926A	4,000
A474085	2,000	A6743806	2,000	A7905311	2,000	A876014	2,000	A9511965	2,000
A4790610	4,000	A6766768	4,000	A7915996	2,000	A8769179	2,000	A9528817	2,000
A4791048	2,000	A6771893	2,000	A793190	24,000	A8772935	20,000	A9537239	4,000
A479751	4,000	A6779487	2,000	A7990696	2,000	A8800505	66,000	A9539622	2,000
A480852	2,000	A683995	4,000	A801354	4,000	A8802222	4,000	A954361	2,000
A481935	42,000	A6852877	2,000	A8017940	2,000	A880342	2,000	A9554877	2,000
A4842238	2,000	A6881621	2,000	A8023029	2,000	A8807461	2,000	A955835A	2,000
A485954	4,000	A688500	2,000	A8037054	2,000	A8809073	2,000	A9558678	2,000
A486715A	2,000	A6892208	6,000	A8053815	20,000	A881089	10,000	A955979	4,000
A4867168	2,000	A6894685	2,000	A8053820	2,000	A8816800	2,000	A956691	2,000
A4867397	2,000	A6897455	2,000	A8118372	4,000	A8824900	2,000	A9578717	2,000
A4876051	2,000	A6900057	2,000	A8118836	2,000	A8824943	2,000	A958196	2,000
A4879735	2,000	A690396A	2,000	A8121136	2,000	A8828043	2,000	A9587058	2,000
A4893282		A691080	10,000	A812228C	2,000	A882906	6,000	A958943	2,000
B5834851	2,000	A693401	2,000	A8126332	2,000	A8830056	2,000	A9597436	2,000
A4902753	2,000	A693480	2,000	A8131972	4,000	A8830064	2,000	A9600925	2,000
A4959704	2,000	A6936191	2,000	A813874	4,000	A883664A	4,000	A9602804	6,000
A4987643	2,000	A693694	4,000	A8144373	2,000	A8846785	4,000	A9610696	2,000
A500674	4,000	A695178	2,000	A814571A	2,000	A8856241D	2,000	A961605	8,000
A5015351	2,000	A6952286	2,000	A815001	2,000	A8876285	6,000	A9618255	2,000
A5016447	2,000	A6959922	2,000	A816063	2,000	A8879985	8,000	A9621167	2,000
A5034380	2,000	A6967895	2,000	A816143	2,000	A8886124	2,000	A9622708	10,000
A5035980	2,000	A6972945	2,000	A8168515	2,000	A888819	4,000	A963866	2,000
A509658	2,000	A6985982	2,000	A8169317	2,000	A889516	2,000	A965068	2,000
A517579	2,000	A6991206	2,000	A8200958	2,000	A891263A	4,000	A965152	2,000
A5180352	2,000	A7007720	4,000	A820144A	2,000	A891442A	4,000	A965962	2,000
A5194272	4,000	A702071	2,000	A820290A	6,000	A893360	2,000	A966491	12,000
A521107A	2,000	A7029724	4,000	A8204716	2,000	A8939546	2,000	A9677162	12,000
A526079	2,000	A7033233	4,000	A820634	4,000	A894428	6,000	A967718	24,000
A526130	2,000	A7076668	2,000	A8209939	2,000	A896082	2,000	A968544	2,000
A5289567	4,000	A7083974	2,000	A8212875	2,000	A897850	2,000	A9700369	2,000
A5344061	2,000	A7086086	4,000	A8216048	2,000	A8983596	4,000	A9709374	2,000
A5362213	2,000	A7086205	2,000	A8218172	2,000	A8987354	2,000	A971590	20,000
A5376524	2,000	A7088992	2,000	A8233066	2,000	A8988040	2,000	A9727321	2,000
A5423808	2,000	A709705	2,000	A825781A	2,000	A9001738	2,000	A975252	20,000
A5428362	2,000	A7101859	2,000	A826335	2,000	A9014384	4,000	A9754205	2,000
A5434966	2,000	A710215	2,000	A8272622	4,000	A901527	4,000	A975594	26,000
A5435769	2,000	A711291	2,000	A8275621	4,000	A9018584	20,000	A9764693	2,000
A545709	2,000	A7115426	2,000	A829320	2,000	A903396	2,000	A9778333	2,000
A5541355	2,000	A7140382	14,000	A8294901	2,000	A9056990	2,000	A9781083	2,000
A5586	2,000	A7148588	2,000	A829977	10,000	A906858	2,000	A978290A	2,000
A560490	2,000	A717252	10,000	A8306322	2,000	A907	2,000	A9782926	2,000
A5612996	2,000	A7185106	4,000	A830811	2,000	A907604	14,000	A9794282	2,000
A5693201	2,000	A720092A	2,000	A8327109	2,000	A9089252	2,000	A9795734	2,000
A569338	4,000	A721002A	2,000	A832861	2,000	A909527	6,000	A9796501	
A570068	14,000	A7251079	2,000	A8339	4,000	A9096119	2,000	E2582108	2,000
A5737209	2,000	A726105A	12,000	A835528	8,000	A910112	2,000	A9799470	2,000
A5737217	2,000	A7273846	2,000	A835564	2,000	A910175	2,000	A9810539	2,000
A575381	2,000	A7301564	2,000	A8358519	2,000	A911687	4,000	A9811241	2,000
A579508	2,000	A730902	12,000	A8372678	2,000	A912050	2,000	A9824637	2,000
A581422A	2,000	A7328861	2,000	A8374603	2,000	A912742	2,000	A9841256	2,000
A583285	2,000	A733854	4,000	A8385389	2,000	A9128584	2,000	A9847246	2,000
A585255	2,000	A7361591	2,000	A839067	2,000	A9130112	2,000	A9850433	4,000
A5865703	2,000	A7362164	4,000	A8391494	2,000	A9133782	4,000	A985173	2,000
A5886786	2,000	A737841	2,000	A8395112	2,000	A914933	12,000	A9853629	2,000
A5909174	6,000	A7383374	2,000	A841547	2,000	A9161573	2,000	A986155	2,000
A592243A	12,000	A739533A	2,000	A8423604	2,000	A9164025	2,000	A9874863	2,000
A5973840	2,000	A7397472	2,000	A8424279	20,000	A9165439	2,000	A989435A	2,000
A5976815	2,000	A742867A	4,000	A8439667	2,000	A9178131	2,000	A9897367	2,000
A5988872	2,000	A7430313	2,000	A846632A	22,000	A917921	2,000	A9903359	2,000
A599628A	2,000	A748261	2,000	A8467873	2,000	A918314	2,000	A991015	8,000
A6065581	2,000	A7486459	2,000	A847190	2,000	A9189818	2,000	A9914695	4,000
A6067B	2,000	A7502020	2,000	A8474535		A9194153	4,000	A9921136	2,000
A607038	2,000	A7537371	14,000	K8757704	2,000	A9196113	2,000	A9921233	2,000
A6074025	2,000	A7537908	2,000	A8482198	2,000	A921829	2,000	A9927053	4,000
A6106261	2,000	A7561043	12,000	A8483550	2,000	A9229658	4,000	A994115	10,000
A6124073	2,000	A7563178	2,000	A8483747	4,000	A9234805	2,000	A9947933	2,000
A615388A	2,000	A7575133	2,000	A848578	2,000	A924085	2,000	A9949936	2,000
A6163818	2,000	A7582598	2,000	A8489370	6,000	A9244290	4,000	A9958781	2,000
A6196228	2,000	A758844	2,000	A8490271	2,000	A924567	2,000	A9962908	4,000
A6263294	6,000	A7604478	2,000	A849354	2,000	A9247125	2,000	A997818	2,000
A6279301	34,000	A7608198	2,000	A8503187	2,000	A926343	2,000	A998379	2,000
A628044A	2,000	A7611423	2,000	A8511228	2,000	A926979	2,000	A9990901	6,000
A628534	6,000	A7624347	2,000	A8513603	4,000	A9272499	2,000	A9997140	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
AAAA012	2,000	B371392	2,000	B685404	2,000	B956086	2,000	C2360444	4,000
AAAA081	2,000	B372740	2,000	B6898373	4,000	B9592747	2,000	C2365837	2,000
AAAA086	2,000	B3801972	2,000	B695524	2,000	B9623375	2,000	C2373473	2,000
AAAA135	2,000	B380559	2,000	B6973170	2,000	B962603	2,000	C2436742	2,000
AKAA098	2,000	B381327A	2,000	B7005216	2,000	B9665760	2,000	C244706	6,000
ANAA017	20,000	B381612	14,000	B702563	2,000	B9676843	8,000	C245595A	2,000
ANAA046	2,000	B3830255	2,000	B7055035	2,000	B9688779	2,000	C2457502	2,000
ANAA238	2,000	B3834765	6,000	B707022	4,000	B9698863	2,000	C2464584	2,000
ANAA238A	2,000	B385377	2,000	B7119254		B9711452	2,000	C2470282	6,000
AUAA030	2,000	B3868198	6,000	P0461028	2,000	B9751209	2,000	C251838	2,000
AVAA256	26,000	B387182	2,000	B714898	2,000	B978764	2,000	C2520808	2,000
AVAA502	26,000	B3909757	2,000	B7182789	2,000	B9793327	2,000	C2531192	2,000
B0031300	2,000	B3950099	2,000	B723598A	2,000	B984255	2,000	C2546149	6,000
B0090838	2,000	B3956623	2,000	B7253406	2,000	B9861365	2,000	C255161	2,000
B0264844	14,000	B401549	6,000	B725934A	2,000	B990303	2,000	C255655C	2,000
B027951	2,000	B4021180	2,000	B7284298	2,000	B9923980	2,000	C2565690	2,000
B029684	2,000	B4021938	2,000	B7372480	2,000	B9965853	2,000	C2584555	2,000
B040112	4,000	B4022586	2,000	B741132A	26,000	BC121951	4,000	C2586361	2,000
B0401566	2,000	B4027421	6,000	B7429539	2,000	BC161713	4,000	C261019	2,000
B0425376	4,000	B407412	4,000	B7436594	2,000	BC296834	2,000	C2615981	2,000
B044205	2,000	B4101540	2,000	B7485366	2,000	C0165202	2,000	C2625782	2,000
B0454023	2,000	B4123110	2,000	B7506215		C0178126	2,000	C264236	2,000
B0632231	2,000	B4164372	2,000	E360167A	4,000	C0220033	2,000	C2644159	2,000
B064498	2,000	B417436A	2,000	B750902	2,000	C023803A	2,000	C2661258	2,000
B0669526	4,000	B417513	2,000	B751057	2,000	C030095E	2,000	C2671180	2,000
B070594	2,000	B4175706	2,000	B752205	2,000	C0309530	20,000	C2676522	4,000
B071007	2,000	B4196495	2,000	B756515B	2,000	C0346843	2,000	C2684452	2,000
B0732201	2,000	B4202398	2,000	B757505E	2,000	C036824	2,000	C269623C	2,000
B081146	2,000	B427208	2,000	B757668A	2,000	C0390435	2,000	C2712847	2,000
B081567	6,000	B4286478	2,000	B7640329	2,000	C0398029	4,000	C271541	2,000
B0870485	6,000	B4311049	2,000	B7640353	2,000	C046329	2,000	C2724993	10,000
B0871570	2,000	B4421367	2,000	B7724840	2,000	C052151	8,000	C274385	2,000
B087328A	2,000	B4482552	2,000	B7745732	2,000	C0565146	2,000	C2751109	2,000
B095253	2,000	B4522716	2,000	B7767469	2,000	C0566126	2,000	C2751990	2,000
B1085218	2,000	B4526975	10,000	B7800083	2,000	C0572126	2,000	C277788	2,000
B1133735	2,000	B4534935	2,000	B7824829	2,000	C0604885	2,000	C279480	2,000
B122638	4,000	B4580457	2,000	B7943712	2,000	C0622166	4,000	C2807767	2,000
B129353B	2,000	B4608904	2,000	B7980634	2,000	C075139	6,000	C281092A	2,000
B129402A	2,000	B463279	6,000	B7989445	2,000	C0943426	10,000	C2819633	2,000
B1345953	2,000	B4639249	2,000	B8030907	2,000	C1023118	2,000	C2824785	2,000
B1377855	2,000	B467663K	8,000	B8041992	2,000	C109449G	4,000	C2837178	2,000
B152694	2,000	B4705721	2,000	B8045564	2,000	C1141013	2,000	C284042	2,000
B1563195	4,000	B473630	2,000	B807528	42,000	C1167	2,000	C2851472	14,000
B156678A	2,000	B475416C	2,000	B809719A	4,000	C1200	2,000	C285559	2,000
B156848	2,000	B4757683	2,000	B8152751	4,000	C12010121	14,000	C2856091	2,000
B159437	4,000	B475917	2,000	B8245504	2,000	C12033971	24,000	C2907591	2,000
B1617511	2,000	B4833274	2,000	B8291662		C121911A	4,000	C2921209	2,000
B1640734	2,000	B483590	2,000	E2172686	2,000	C1257	2,000	C2922930	2,000
B169179	2,000	B496604	2,000	B8293126	12,000	C1323	2,000	C2925131	2,000
B1724342	4,000	B4967998	2,000	B8311906	2,000	C1328	2,000	C293372	2,000
B1779023	2,000	B4970328		B8322223	2,000	C138319A	2,000	C293548A	4,000
B1835705	2,000	E2145425	6,000	B833484	2,000	C1403	2,000	C293568	2,000
B1965706	4,000	B4972762	2,000	B833485	2,000	C1436	2,000	C2936818	2,000
B1968063	2,000	B5000136	2,000	B836436	2,000	C1452	2,000	C2944764	2,000
B2054251	4,000	B5002902	2,000	B842727	2,000	C1457	2,000	C294818	2,000
B205474A	4,000	B504083	2,000	B8437926	2,000	C1476589	2,000	C2978219	2,000
B2093230	2,000	B5083716	2,000	B8475488	20,000	C1535313	2,000	C298692	2,000
B2095160	2,000	B512916	2,000	B849934	4,000	C1546	2,000	C2989415	2,000
B2109978	2,000	B5146211	2,000	B8506790	2,000	C1576	2,000	C298949	2,000
B2114615	2,000	B5156195	60,000	B858188	2,000	C1706908	2,000	C298950	2,000
B2116540	4,000	B526789	2,000	B8618637	2,000	C1790135	6,000	C298992	2,000
B2176357	4,000	B534888	8,000	B8620003	2,000	C1814735	2,000	C299103	2,000
B2225110	2,000	B5353306	2,000	B8706536	2,000	C183753	4,000	C2998538	2,000
B229434	4,000	B540311	2,000	B8798015	2,000	C1853862	2,000	C3001766	2,000
B2409181	2,000	B5498789	2,000	B8802446	2,000	C189912	2,000	C3027064	2,000
B2429174	2,000	B5576178	2,000	B8852737	2,000	C2011385	6,000	C3036004	2,000
B264569	2,000	B564544	2,000	B8859103	14,000	C2014929	2,000	C3037620	2,000
B266047A	2,000	B564676	4,000	B8875117	2,000	C2024207	2,000	C3037817	2,000
B2664750	2,000	B5669389	4,000	B8903854	2,000	C203355	2,000	C3047154	2,000
B2675191	2,000	B572737	2,000	B893302	2,000	C204175	2,000	C305352	2,000
B2744452	16,000	B5760718	2,000	B894442	6,000	C2053258	10,000	C3060053	2,000
B278705	2,000	B5778811	2,000	B897968	2,000	C206080	2,000	C3077975	2,000
B282446	2,000	B5871854	2,000	B902342	2,000	C2061935	2,000	C308308	2,000
B2835598	2,000	B5912143	6,000	B905849A	32,000	C211088	2,000	C3086249	2,000
B283860	2,000	B5930451	24,000	B909776	2,000	C2117957	2,000	C3092818	12,000
B2918833	14,000	B599148B	4,000	B909995	2,000	C2130260	2,000	C310029	2,000
B2998810	2,000	B600416A	2,000	B912588	2,000	C213407A	10,000	C3101280	2,000
B3084685	2,000	B601291A	2,000	B9134218	4,000	C213584A	2,000	C3109990	2,000
B310709B	2,000	B6026740	2,000	B917317	2,000	C2150806	6,000	C3135894	2,000
B3154187	2,000	B603522	6,000	B917493	2,000	C215223	2,000	C3139377	2,000
B317180	2,000	B616273	2,000	B9192900	2,000	C2155522	2,000	C314110	2,000
B320476	2,000	B6163810	2,000	B9246806	2,000	C2176104	2,000	C314392	2,000
B3210222	10,000	B6187027	2,000	B9258766	2,000	C2201893	2,000	C3160384	2,000
B3212152	4,000	B6188473	2,000	B9272718	2,000	C2203772	2,000	C3175810	2,000
B3231866	2,000	B6194155	2,000	B9304679	20,000	C2206194	2,000	C317672	2,000
B3277416	4,000	B6270919	2,000	B9313244	2,000	C2213018	12,000	C3180318	2,000
B3287519	14,000	B6314401	2,000	B9315638	2,000	C2218117	2,000	C3180520	2,000
B3292644	2,000	B632153	2,000	B932842	12,000	C2218346	2,000	C321271	10,000
B330278	2,000	B6345293	2,000	B933185	2,000	C2223641	2,000	C3221693	2,000
B3337443	10,000	B638064	4,000	B935516	2,000	C2226071	2,000	C3238200	2,000
B333885	2,000	B6388839	84,000	B9379091	2,000	C2240783	2,000	C3238863	2,000
B335372	2,000	B6430118	2,000	B941888	2,000	C2243901	2,000	C3243719	2,000
B3363193	2,000	B6481871	2,000	B943672	6,000	C2244207	12,000	C3283303	2,000
B340793A	2,000	B651325	2,000	B9445027	6,000	C224584A	2,000	C3286817	2,000
B341247	2,000	B6526034	2,000	B9445493	2,000	C2252013	4,000	C329960	2,000
B3479884	4,000	B6555476	2,000	B945064	2,000	C2276915	2,000	C330351	2,000
B3496657	2,000	B657392A	4,000	B945432	2,000	C2282087	2,000	C330911	10,000
B3548428	2,000	B6604760	2,000	B9502500	2,000	C231173	2,000	C3321426	2,000
B3560925	4,000	B6630540	2,000	B950403	4,000	C2311907	2,000	C333341	2,000
B359912A	4,000	B669701	10,000	B9514819	2,000	C2316216	2,000	C3337772	2,000
B3600942	2,000	B6712814	2,000	B9522714	2,000	C2327129	2,000	C3340390	2,000
B3656247	2,000	B676587A	2,000	B9522722	2,000	C2329415	2,000	C3344884	2,000
B3673179	2,000	B6794055	2,000	B9531772	2,000	C234579	8,000	C334637	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
C335890	2,000	C4295542	2,000	C539126	2,000	C6411825	2,000	D0703002	2,000
C336477A	2,000	C429919A	2,000	C542043A	2,000	C641520	2,000	D070524	2,000
C338349	2,000	C430424A	2,000	C5421495	2,000	C641641A	2,000	D0725081	2,000
C3402426	2,000	C4310649		C5429194	10,000	C642669	2,000	D073409D	6,000
C340562	2,000	C2818432	2,000	C544645	2,000	C6450812	2,000	D073609E	6,000
C340963	2,000	C437121	2,000	C5447761	2,000	C6464252	2,000	D0736741	2,000
C3431612	2,000	C4377026	2,000	C545508A	2,000	C647407A	2,000	D0743608	2,000
C343380	2,000	C4395385	4,000	C5459999	2,000	C648573A	2,000	D075233A	2,000
C3443424	2,000	C439546	2,000	C548338	2,000	C649754	2,000	D076420	12,000
C3447969	2,000	C440062	2,000	C5502983	2,000	C652412	2,000	D076982	2,000
C346474A	2,000	C444038	2,000	C5517417	4,000	C6544752	2,000	D077109	4,000
C3475989	2,000	C445235	2,000	C551863	2,000	C654499A	2,000	D0783553	2,000
C349653	2,000	C4461469	2,000	C553174	2,000	C6552399	2,000	D078929	2,000
C350700	2,000	C4468692	2,000	C5541164	2,000	C655525	12,000	D0794687	2,000
C3508178	2,000	C4478876	4,000	C5568011	2,000	C6558613	2,000	D080788	20,000
C3513015	2,000	C447904	2,000	C5606975	12,000	C6571881	2,000	D0808548	2,000
C351740	2,000	C448161	2,000	C562151	2,000	C657465	2,000	D0820114	2,000
C3523797	2,000	C449230	4,000	C562359	2,000	C6578983	2,000	D085191	8,000
C3537119	2,000	C4494235	2,000	C5626194	2,000	C659536	2,000	D0860698	2,000
C354370	2,000	C450253A	2,000	C5640499	2,000	C661748	20,000	D0862585	2,000
C3556873	2,000	C4509747	2,000	C565974	2,000	C662623	2,000	D0863794	2,000
C3572313	2,000	C4523014	2,000	C566550G	2,000	C672008	2,000	D086922	4,000
C3583560	2,000	C4528385	2,000	C567125	8,000	C672145A	2,000	D0869970	2,000
C359377	2,000	C452881	2,000	C569704	2,000	CAPMJ2299	2,000	D0879054	2,000
C3607095	12,000	C4530789	2,000	C5697334	2,000	D0015297	6,000	D088290A	2,000
C3631883	4,000	C4548203	2,000	C570618A	2,000	D0051757	2,000	D088704	2,000
C3632898	2,000	C455354	2,000	C5708557	2,000	D007630A	2,000	D0889963	2,000
C363396	2,000	C4553789	2,000	C5723696	2,000	D007739A	2,000	D090253	6,000
C363597	2,000	C4558616	2,000	C5727942	2,000	D007936	2,000	D091091	2,000
C3637105	2,000	C4561323	2,000	C5731672	4,000	D008555	2,000	D091320	4,000
C363890A	2,000	C456151	2,000	C5733878	2,000	D0091376	2,000	D0930637	2,000
C364334	10,000	C4564209	2,000	C5734833	2,000	D010525	2,000	D0933385	2,000
C3661642	2,000	C457459	2,000	C5736690	2,000	D0110117	2,000	D093618	6,000
C3666016	2,000	C4574883	2,000	C5745207	14,000	D011274	2,000	D094235A	2,000
C368495	4,000	C4590056	2,000	C5767952	2,000	D012056	4,000	D094762	2,000
C3719411	4,000	C462736	2,000	C5770945	2,000	D014549D	2,000	D094910	2,000
C3724997	2,000	C4634223	2,000	C5773162	4,000	D0146693	2,000	D0950735	2,000
C373221	2,000	C4634231	2,000	C5778849	2,000	D0165507	2,000	D0955648	4,000
C373978	4,000	C4636072	2,000	C5816279	2,000	D017346	2,000	D095591	2,000
C3739781	4,000	C464614	2,000	C5822147	2,000	D019519	6,000	D0963136	2,000
C3754519	2,000	C4652957	2,000	C582459A	2,000	D0204464	2,000	D0965538	2,000
C3755310	2,000	C4665870	2,000	C5827416	4,000	D0222357	2,000	D0972917	2,000
C376353	2,000	C469946	2,000	C585200	2,000	D0231410	8,000	D0976076	14,000
C377402	2,000	C471354	2,000	C5853697	14,000	D024961	2,000	D099420	2,000
C3774838	10,000	C4742913	2,000	C585522	2,000	D025440	2,000	D099473	2,000
C3778477	2,000	C4771476	4,000	C585576	2,000	D0261166	2,000	D0995615	2,000
C378224	4,000	C478046D	4,000	C5855983	2,000	D0265382	2,000	D100757	2,000
C378937	2,000	C4789995	4,000	C5856106	2,000	D027389A	2,000	D1022327	2,000
C3789592	2,000	C4797173	2,000	C592537	2,000	D0280934	2,000	D102454	2,000
C379412A	2,000	C479962	2,000	C594073	2,000	D028386	2,000	D1025210	2,000
C3796432	2,000	C4812431	2,000	C5941057	2,000	D0286584	2,000	D1032500	20,000
C3801576	4,000	C481262	2,000	C594918	2,000	D0306992	2,000	D1034287	2,000
C3802084	2,000	C483502	2,000	C595230A	2,000	D0315746	2,000	D1035909	2,000
C3809291	2,000	C4836462	2,000	C5958715	2,000	D0315789	2,000	D1062175	12,000
C3810958	2,000	C486483	2,000	C5963174	2,000	D033938	2,000	D1080459	2,000
C3820961	2,000	C4880259	2,000	C5970790	2,000	D0352773	4,000	D1104846	2,000
C383428	2,000	C488548A	2,000	C598106	2,000	D0355675	14,000	D1107160	2,000
C3838739	2,000	C489644	2,000	C599021A	2,000	D0358062	2,000	D112014	2,000
C3845735	2,000	C4916296	2,000	C6025283	2,000	D0373851	4,000	D112454	2,000
C385344	2,000	C4917594	2,000	C602987	2,000	D0379655	2,000	D1128710	2,000
C3869642	2,000	C4922725	4,000	C605397A	2,000	D0388069	2,000	D1133609	10,000
C3870403	2,000	C492535A	2,000	C605748	2,000	D0393666	2,000	D113899	2,000
C387416	2,000	C4943765	2,000	C6064637	2,000	D039922	4,000	D113954	2,000
C388256	2,000	C494749	2,000	C606629A	2,000	D040179	14,000	D1142586	2,000
C3885494	2,000	C495357	2,000	C6069809	2,000	D0403696	2,000	D1161068	2,000
C389796	2,000	C4977430	2,000	C6071978	2,000	D040765	2,000	D118418	2,000
C390366	2,000	C498213	2,000	C6073598	2,000	D0416364	2,000	D118549	2,000
C390631	2,000	C498671	2,000	C6096652	2,000	D043602	2,000	D1207475	2,000
C3919534	2,000	C4988114	2,000	C609839	2,000	D0437922	2,000	D1210638	2,000
C394446	8,000	C499171	2,000	C6108952	4,000	D0438031	2,000	D1220358	2,000
C3950296	14,000	C500051	2,000	C6113913	2,000	D044046A	2,000	D122318	2,000
C3963584	2,000	C501549	2,000	C6115851	2,000	D0448029	4,000	D1232283	8,000
C396545	2,000	C5016442	2,000	C6116580	2,000	D0449440	2,000	D1247892	2,000
C397081	2,000	C502030	2,000	C611765	2,000	D046425	2,000	D1272633	2,000
C398331C	2,000	C5063173	2,000	C6122718	2,000	D047155	10,000	D1273982	2,000
C3992088	2,000	C506336A	2,000	C6129003	2,000	D0481972	2,000	D1301676	8,000
C3999279	2,000	C508610	2,000	C613175A	2,000	D048661	2,000	D131438	4,000
C4009698	2,000	C508731	2,000	C6139327	2,000	D049648	10,000	D1314506	2,000
C4012575	2,000	C5098422	2,000	C614038	8,000	D050504	4,000	D132211	8,000
C405393A	2,000	C511441	2,000	C6157147	2,000	D0522954	2,000	D133179	6,000
C4058397	2,000	C511926	4,000	C616162	2,000	D052481	2,000	D134670A	2,000
C4094415	18,000	C512699	2,000	C616559A	2,000	D052703	6,000	D1352610	4,000
C409752	2,000	C5177438	2,000	C617513	2,000	D0541142	2,000	D137237	2,000
C409788	2,000	C5180110	2,000	C6179736	4,000	D0545172	2,000	D1373634	2,000
C4103686	2,000	C519279	2,000	C618799	4,000	D054927	2,000	D1380347	2,000
C4107908	4,000	C519963	2,000	C6192694	2,000	D056827A	10,000	D1393635	2,000
C4109331	2,000	C5210664	2,000	C6202975	2,000	D0576361	2,000	D144555	8,000
C4111565	2,000	C522065	2,000	C624755	2,000	D0589889	2,000	D1445643	2,000
C4126252	2,000	C522283	2,000	C625454	2,000	D059184	2,000	D1453808	2,000
C413350A	2,000	C5233982	2,000	C6257028	4,000	D0593134	2,000	D1456904	2,000
C4136088	2,000	C5237074	2,000	C625739	4,000	D0606422	2,000	D146087	4,000
C4140573	2,000	C5253185	2,000	C6303623	2,000	D0611604	2,000	D1469194	2,000
C414272A	2,000	C525965	2,000	C630574A	2,000	D0620158	2,000	D1480538	12,000
C4154434	2,000	C5272317	2,000	C631093A	2,000	D062367A	2,000	D1501896	2,000
C4159959	2,000	C5273995	2,000	C6314757	2,000	D065167	2,000	D1508335	2,000
C4183906	2,000	C526428	2,000	C6320277	2,000	D066758	2,000	D1509552	2,000
C4200614	2,000	C528803	2,000	C6324809	2,000	D067620	2,000	D1513258	2,000
C422139	2,000	C5298588	2,000	C636233	2,000	D0679543	2,000	D1514416	2,000
C4234683	4,000	C530173	2,000	C636523	4,000	D068235	2,000	D151534A	2,000
C425160A	2,000	C5324074	4,000	C637887	2,000	D068786	14,000	D152290	2,000
C425340	2,000	C5344059	2,000	C6381357	2,000	D0698831	2,000	D152370	2,000
C426794	2,000	C5356874	2,000	C6389900	2,000	D0702136	2,000	D1523741	2,000
C428155A	2,000	C5376821	2,000	C6411485	2,000	D0702553	2,000	D1523911	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
D152557	2,000	D2477336	2,000	D319952	4,000	D395841	2,000	D471801	4,000
D1528131	2,000	D2479843	2,000	D320496	16,000	D3958419	4,000	D473153	2,000
D1535138		D2501431		D320597	2,000	D396150	2,000	D474007	2,000
D3620965	2,000	D4297262	14,000	D3206581	2,000	D3970478	2,000	D4743823	2,000
D1545575	2,000	D250755	4,000	D320799	2,000	D397395	2,000	D474577A	2,000
D1548086	2,000	D251060	2,000	D320919A	2,000	D3981143	2,000	D4750897	2,000
D157172	2,000	D2517761	2,000	D3209890	2,000	D3984010	2,000	D475813	2,000
D1579062	2,000	D2520231	14,000	D321751	4,000	D399914	2,000	D4758634	2,000
D159966	8,000	D2531977	2,000	D3235905	2,000	D4001320	2,000	D476192	4,000
D1601599	2,000	D253227	2,000	D3239501	2,000	D400322	2,000	D4796897	4,000
D1621050	2,000	D253956	2,000	D3253172	4,000	D402801	8,000	D482141	2,000
D162585	2,000	D2544890	2,000	D326387	4,000	D4029616	2,000	D4828233	10,000
D163327	2,000	D254597	2,000	D327958	2,000	D403347	2,000	D4837364	2,000
D164193	20,000	D254746	2,000	D3290000	2,000	D4037597	2,000		
D164651	2,000	D2568080	2,000	D329102	2,000	D403945A	2,000		
D1653726	4,000	D256974	2,000	D329670A	2,000	D4039883	2,000		
D1653971	2,000	D2570107	8,000	D3310591	2,000	D403999	2,000		
D165593	4,000	D2582733	8,000	D3314538	2,000	D4056710	2,000		
D1657446	6,000	D259996	2,000	D3329691	2,000	D4068565	2,000		
D166762A	2,000	D262411	2,000	D3334636	2,000	D407196	2,000		
D167668	2,000	D2642671	12,000	D333827	2,000	D4072341	2,000		
D168372	4,000	D2644305	2,000	D3343465	10,000	D4074883	4,000		
D168921	2,000	D265011	10,000	D334920	2,000	D407531	4,000		
D1697200	2,000	D2654963	2,000	D335061	2,000	D407548	2,000		
D170255	8,000	D2656095	2,000	D335243P	4,000	D4082916	4,000		
D1705807	2,000	D2684633	4,000	D3357105	2,000	D4092938	4,000		
D1709586	2,000	D2701082	2,000	D335985	2,000	D4105207	2,000		
D1734173	2,000	D2705452	2,000	D3389414	2,000	D4113188	2,000		
D174224	2,000	D2715431	2,000	D339339A	2,000	D412595A	2,000		
D1766512	2,000	D2715784	2,000	D342256A	2,000	D413099	2,000		
D1772008	2,000	D2718120	12,000	D3439063	2,000	D4133685	6,000		
D1775732	4,000	D2719747	2,000	D344084	2,000	D414726	2,000		
D178594	2,000	D2726107	2,000	D344508	2,000	D4151152Y	2,000		
D1786033	2,000	D273640	2,000	D3451179	2,000	D4152280	4,000		
D1789334	2,000	D274704A	26,000	D3453597	2,000	D4162766	2,000		
D179079	4,000	D2749115	2,000	D3457320	2,000	D4186800	2,000		
D1796802	2,000	D2753813	2,000	D3465285	2,000	D4187130	2,000		
D180791A	2,000	D2770998	4,000	D346630	2,000	D419601	4,000		
D181002	2,000	D278643	2,000	D346825A	2,000	D420562	2,000		
D1834283	2,000	D2792401	2,000	D3493114	2,000	D4206771	2,000		
D185015	2,000	D279514	2,000	D3502245	2,000	D420742	2,000		
D1850289	2,000	D279547	2,000	D3509827	12,000	D421678	2,000		
D1858425	2,000	D2800226	2,000	D351150	4,000	D4219237	2,000		
D1861302	2,000	D280655	2,000	D3512305	2,000	D422622	2,000		
D1927249	2,000	D280737	6,000	D352048	2,000	D423112	2,000		
D1945069	2,000	D280759	2,000	D353730	2,000	D4233574	2,000		
D1976517	2,000	D2815932	8,000	D3544878	2,000	D424312A	2,000		
D1996968	2,000	D282233	2,000	D3553443	2,000	D424829	2,000		
D201136	2,000	D2823749	2,000	D3554768	2,000	D425164	2,000		
D2023815	2,000	D2852498	2,000	D3572529	8,000	D426187A	6,000		
D2046351	4,000	D2852668	2,000	D3604498	2,000	D426589	2,000		
D204751A	2,000	D286039	2,000	D3604951	2,000	D4268149	2,000		
D2053285	2,000	D286710	2,000	D3605516	2,000	D4306768	2,000		
D205926	2,000	D287291A	2,000	D361126	2,000	D433129	2,000		
D2060699	2,000	D287518	2,000	D361468A	2,000	D435255	2,000		
D207122	2,000	D287526	2,000	D361997	2,000	D4367902	2,000		
D2073391	2,000	D288401P	2,000	D3621295	2,000	D4377096	2,000		
D2088852	12,000	D288890	2,000	D3624081	2,000	D4378076	8,000		
D2091845	4,000	D2889294	2,000	D362451	2,000	D439015	2,000		
D211319	2,000	D2890942	2,000	D3631525	2,000	D4391919	4,000		
D2114764	6,000	D2891035	2,000	D364201	2,000	D439270	2,000		
D211885	2,000	D2896568	2,000	D3645232	2,000	D4398824	4,000		
D2120748	2,000	D2896762	2,000	D3662544	2,000	D4400764	2,000		
D2131278	2,000	D289944	2,000	D366902	2,000	D4413718	2,000		
D2135109	2,000	D2901898	2,000	D3679668	2,000	D4429797	8,000		
D213599	2,000	D2905443	2,000	D370008	2,000	D4429959	2,000		
D215118	2,000	D2910196	8,000	D370589	2,000	D4459041	2,000		
D2153115	2,000	D291157	4,000	D370590	2,000	D4473257	8,000		
D215377	2,000	D2918065	2,000	D372628	10,000	D448154	2,000		
D2154081	2,000	D2934079	2,000	D3729770	2,000	D448187A	2,000		
D2182824	2,000	D293926	2,000	D3741193	2,000	D4486685	2,000		
D218647	2,000	D293994	2,000	D3746969	4,000	D449531	12,000		
D2186889	2,000	D2981239	6,000	D3748872	2,000	D450179A	2,000		
D2190843	2,000	D2986214	2,000	D3754600	2,000	D4506163	8,000		
D2195810	2,000	D2987806	2,000	D375608	2,000	D4514727	2,000		
D221968A	2,000	D299486E	2,000	D3766706	2,000	D4514735	2,000		
D2222419	2,000	D2999011	2,000	D376854	2,000	D451719A	2,000		
D2223474	2,000	D3002536	2,000	D377317	2,000	D4535147	2,000		
D2231906	2,000	D3005349	2,000	D377544	2,000	D454800	2,000		
D2245214	2,000	D3011470	2,000	D3780008	2,000	D4548389	2,000		
D225719	2,000	D3022863	2,000	D3780059	2,000	D456609	2,000		
D2257956	2,000	D3023215	2,000	D3789277	20,000	D4571879	2,000		
D2276160	2,000	D3042236	6,000	D3800513	2,000	D4595336	2,000		
D228119	2,000	D304858	2,000	D381203	2,000	D4602723	2,000		
D2294738	2,000	D3050700	6,000	D3815227	2,000	D4617909	2,000		
D2296021	4,000	D305691	2,000	D382543	2,000	D4630336	2,000		
D233522	2,000	D3062717	2,000	D3848907	2,000	D463079	2,000		
D234087	2,000	D306682	2,000	D3855512	2,000	D464808	2,000		
D2341620	2,000	D3082432	2,000	D3859526	2,000	D4649479	2,000		
D2346118	2,000	D3085997	8,000	D3864120	2,000	D465019	2,000		
D235613	2,000	D308696	2,000	D386520	2,000	D4657153	2,000		
D2356229		D3093213	2,000	D3883869	2,000	D4658737	2,000		
D2356237	6,000	D3095941	2,000	D3892345	18,000	D466513	2,000		
D2357594	2,000	D3098959	2,000	D390843	4,000	D4665172	4,000		
D2372062	2,000	D3137776	2,000	D3909507	2,000	D4675089	8,000		
D2375754	2,000	D3142184	2,000	D391505	2,000	D4675313	2,000		
D2391830	2,000	D314280	2,000	D391594	2,000	D4679580	2,000		
D240083A	4,000	D315509A	18,000	D3916554	2,000	D469667	2,000		
D2445612	6,000	D3169716	24,000	D3926703	26,000	D470130	4,000		
D245705A	2,000	D3181813	26,000	D3937721	10,000	D4703376	2,000		
D2459079	2,000	D3182801	2,000	D3939783	2,000	D4705700	2,000		
D2467861	2,000	D3188079	2,000	D393988	2,000	D470771	2,000		
D247529	2,000	D3195806	2,000	D3955096	2,000	D4711743	2,000		

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
D484129	2,000	D569984	4,000	D6651233	2,000	E0058789	2,000	E1820250	2,000
D4851170	6,000	D570804	4,000	D6652523	2,000	E0081942	4,000	E182495	2,000
D485297	2,000	D571248	2,000	D6652779	2,000	E0144421	2,000	E1837447	10,000
D485496A	2,000	D572052	2,000	D666405A	2,000	E019027A		E1840073	2,000
D4862547	2,000	D5724083	2,000	D667482	2,000	A7839572	2,000	E1856077	2,000
D486518	2,000	D5727791	2,000	D669663	2,000	E0198211	4,000	E1863731	2,000
D4867050	2,000	D574775A	2,000	D6698515	2,000	E021352	2,000	E1865610K	4,000
D4871988	2,000	D574854	2,000	D6712933	2,000	E0227491	2,000	E1874989	4,000
D4875746	2,000	D5764743	250,000	D6714286	2,000	E0243098	2,000	E1880962	10,000
D4878087	2,000	D5765448	8,000	D671961A	2,000	E0251929	2,000	E1888440	20,000
D4883552	2,000	D5768331	2,000	D672768	2,000	E025395	8,000	E190327A	2,000
D4886934	2,000	D5775257	2,000	D674156	2,000	E0260316	4,000	E1916142	20,000
D489205	2,000	D5781087	2,000	D674178	4,000	E0260472	2,000	E1928248	6,000
D489337	4,000	D5792526	4,000	D6746846	2,000	E0304364	2,000	E1931990	2,000
D4897138	2,000	D5808759	2,000	D6771549	2,000	E035225	2,000	E1939312	2,000
D4899203	2,000	D581934	2,000	D679861	2,000	E035317	2,000	E1956632	2,000
D490696A	2,000	D583239	2,000	D6805966	2,000	E0391666	4,000	E1963507	2,000
D491111	4,000	D584157	4,000	D680615	2,000	E043556	2,000	E1969319	24,000
D491141	4,000	D5847010	2,000	D682060	2,000	E044741	2,000	E2000109	4,000
D492963	2,000	D5850062	2,000	D682782	4,000	E0465392		E20040129	2,000
D4947836	2,000	D5857474	6,000	D682819	2,000	B4476641	4,000	E2006697	2,000
D4948719	2,000	D5866813	2,000	D682894	2,000	E0489186	12,000	E200726A	14,000
D496539	2,000	D5895937	2,000	D683962	2,000	E0536559	2,000	E2017699	12,000
D4970390	2,000	D5901619	2,000	D684277	2,000	E0539426	2,000	E2018199	2,000
D4975325	4,000	D5909164	2,000	D6843094	2,000	E0555944	4,000	E2022307	12,000
D498673	2,000	D591636	2,000	D685783	20,000	E0577425	2,000	E2034666	8,000
D500336A	4,000	D5930546	2,000	D6867848	2,000	E0581600	2,000	E205355	2,000
D500756	4,000	D5943397	2,000	D687156A	20,000	E0581619	2,000	E2060772	2,000
D5008523	2,000	D5962510	2,000	D688298	10,000	E0603248	2,000	E2061086	2,000
D502621	2,000	D597802	2,000	D6913092	2,000	E060464	4,000	E207942	2,000
D5037744	2,000	D598606	2,000	D691941	8,000	E062382	2,000	E209600	2,000
D503994	2,000	D600431	6,000	D6919473	6,000	E0641344	2,000	E2109046	2,000
D5061394	42,000	D6006559	2,000	D6951725	2,000	E0674811	2,000	E2138984	2,000
D506731	2,000	D6016651	6,000	D6960643	2,000	E0685848	2,000	E2143910	2,000
D5079838	2,000	D601775	2,000	D6961542	2,000	E0691465	2,000	E2175774	2,000
D5090505	4,000	D602524	8,000	D6978674	2,000	E0706381	2,000	E2186547	4,000
D512380	2,000	D6042318	2,000	D6982663	2,000	E071191	4,000	E2191281	2,000
D513063	12,000	D6042490	2,000	D7005351	2,000	E0730185	2,000	E22024639	2,000
D5163456	2,000	D6061487	20,000	D700746A	6,000	E075362	2,000	E22030291	2,000
D516365.	2,000	D6081054	8,000	D7008415	2,000	E076008	2,000	E22066827	20,000
D516646	2,000	D610652	2,000	D700985	2,000	E0768204	2,000	E22101901	2,000
D5187371	2,000	D6109978	4,000	D7014474	2,000	E0775553	2,000	E2238458	2,000
D5197121	4,000	D6149821	2,000	D7014601	2,000	E078601	2,000	E2242889	2,000
D5203148	2,000	D615372	2,000	D7014628	2,000	E0821172	26,000	E2245489	2,000
D5225540	14,000	D6155147	2,000	D7020911	4,000	E0823949	2,000	E224717	8,000
D522598	4,000	D6165347	2,000	D7028475	2,000	E0835661	2,000	E2261360	2,000
D5234663	2,000	D6171266	2,000	D704207	2,000	E083813	12,000	E2267369	2,000
D5246645	2,000	D6174478	10,000	D705056A	2,000	E0840835	2,000	E2284751	2,000
D5251231	2,000	D618385A	2,000	D706459	2,000	E0841157	2,000	E2336794	2,000
D5254370	2,000	D618518	2,000	D706663	2,000	E0842129	2,000	E2341194	2,000
D5256594	2,000	D6191860	2,000	D707311A	2,000	E084899	2,000	E234645	2,000
D525846	2,000	D6194770	2,000	D7075481	4,000	E0850598	14,000	E2385280	2,000
D5263612	2,000	D6197486	2,000	D7077875	2,000	E0917544	2,000	E2388077	4,000
D5277648	2,000	D6204636	2,000	D707878	2,000	E094035	2,000	E2393305	2,000
D5288585	2,000	D623011	2,000	D7081503	2,000	E1010968	2,000	E240370A	2,000
D5290377	2,000	D6231099	2,000	D7501626	2,000	E1023408	2,000	E241918	2,000
D5291489	4,000	D623636	2,000	D750706K	2,000	E103464E	4,000	E242697	2,000
D5299846	2,000	D624199A	2,000	D7515384	2,000	E1042002	2,000	E2438767	2,000
D5303339	2,000	D624655	2,000	D7528133	2,000	E105600	2,000	E2471438	2,000
D531257	2,000	D6257764	10,000	D800085A	2,000	E106880A	2,000	E2474712	2,000
D5327211	2,000	D6260021	4,000	D801196	6,000	E1104083	2,000	E2492877	4,000
D5330751	2,000	D6267484	20,000	D803508	2,000	E1127512	2,000	E250399	2,000
D533681	2,000	D627714	2,000	D8051675	2,000	E113001	2,000	E250522	2,000
D5344590	2,000	D6278192	4,000	D805830	2,000	E1131358	2,000	E2519481	2,000
D5352925	2,000	D6288309	2,000	D8062723	2,000	E1166879	2,000	E2559017	2,000
D5354502	2,000	D6290788	2,000	D8065757	2,000	E1180111	10,000	E2564649	2,000
D5364346	2,000	D629191	2,000	D8091898	2,000	E1180936	2,000	E2577287	2,000
D5372632	2,000	D6335234	4,000	D810325A	6,000	E1191008	2,000	E257976A	2,000
D5391726	2,000	D6343261	10,000	D811166	2,000	E119787	2,000	E2580172	2,000
D541078A	2,000	D6349790	2,000	D812108E	2,000	E12080526	12,000	E259335	2,000
D5434468	2,000	D6362142	4,000	D8139874	2,000	E1215810	2,000	E2597385	2,000
D5443378	2,000	D637686	2,000	D8141550	2,000	E1262231B	4,000	E259761A	2,000
D5446830	2,000	D6380019	26,000	D8190624	2,000	E1265400	8,000	E2599140	10,000
D5456224	2,000	D6381465	2,000	D8193798	2,000	E127323	2,000	E260393	2,000
D5461740	2,000	D6405712	4,000	D8228559	2,000	E1274779	2,000	E2605566	4,000
D546822	2,000	D6411011	2,000	D8236535	12,000	E128790	10,000	E2607232	2,000
D548167	10,000	D6434283	2,000	D826225	8,000	E1300117	2,000	E260729	2,000
D5489289	4,000	D6440461	2,000	D827253	2,000	E1309882	6,000	E260912	2,000
D549236	2,000	D6441646	2,000	D829021	2,000	E1345099	2,000	E261381A	2,000
D5495637	2,000	D644976	2,000	D831700	2,000	E136235A	2,000	E263349	2,000
D5498172	12,000	D645384	2,000	D831784	2,000	E1375893	2,000	E2635740	6,000
D550041	2,000	D6482369	20,000	D834553	2,000	E137691	8,000	E263582	2,000
D5501211	2,000	D650268	4,000	D8346632	2,000	E142375	8,000	E264190	2,000
D5515840	2,000	D650806	2,000	D8401935	2,000	E1428709	2,000	E2644839	2,000
D5518114	2,000	D6511164	4,000	D8447501	2,000	E1448726	2,000	E2646386	2,000
D5525242	6,000	D6522727	2,000	D8448141	10,000	E1483009	2,000	E2656640	2,000
D5528527	2,000	D652582	2,000	D8449954	2,000	E150906	4,000	E2664599	2,000
D552853	2,000	D652787	2,000	D849875	2,000	E1539446	2,000	E266590	2,000
D553605	4,000	D654311	2,000	D850855	4,000	E1553775	4,000	E2693619	2,000
D5544069	2,000	D656151A	2,000	D852739	10,000	E1566885	2,000	E269621	42,000
D5544492	2,000	D6576037	6,000	D855659	2,000	E159944	2,000	E2709906	2,000
D5556458	4,000	D6577157	2,000	D8576492	2,000	E1609037	8,000	E2712346	2,000
D558275	2,000	D658349	2,000	D8576522	2,000	E160913	2,000	E2713776	12,000
D5584001	2,000	D6589430	2,000	D858374A	2,000	E1614383	2,000	E2714357	2,000
D5591407	2,000	D6607595	2,000	D8591157	2,000	E1702495	2,000	E2735915	2,000
D560514	2,000	D660796	4,000	D859887	2,000	E171124	2,000	E275296	2,000
D5606730	2,000	D660837	12,000	D8603651	6,000	E1726149	2,000	E2777774	14,000
D5620016	2,000	D6620486	2,000	D8787762	2,000	E1728842	2,000	E2788687	2,000
D5625344	6,000	D662144	2,000	E0001310	2,000	E1730960	10,000	E279041	2,000
D5631700	2,000	D6625003	2,000	E0023462	2,000	E1772507	2,000	E279093	8,000
D563758A	2,000	D6625356	2,000	E0028502	4,000	E1783045	12,000	E2804399	2,000
D566151	2,000	D662645	2,000	E0050192	2,000	E1802678	2,000	E2811026	2,000
D567848	2,000	D6645624	2,000	E0055763	4,000	E180892	2,000	E2853403	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
E2860302	2,000	E3839463	2,000	E4719879	2,000	E578659	2,000	E691895A	2,000
E2871754	20,000	E3841379	2,000	E4736285	2,000	E5797245	12,000	E6927029	2,000
E2886565	2,000	E3843258	2,000	E474691Z	2,000	E5805604	8,000	E6933746	2,000
E2907023	2,000	E386414	2,000	E4751756	2,000	E583680	2,000	E695509	2,000
E2918408	2,000	E3890086	10,000	E476418E	2,000	E5837743	2,000	E6963645	2,000
E2919684	2,000	E3895320	4,000	E4768950	2,000	E584539	2,000	E6966660	2,000
E2924335	2,000	E3905083	2,000	E4780020	2,000	E5850332	2,000	E699504	2,000
E292692	2,000	E3906152	2,000	E481185	4,000	E5854990	6,000	E6997892	2,000
E292726	2,000	E3906195	2,000	E481258	2,000	E5866034	2,000	E702487	2,000
E292843	2,000	E3907310	4,000	E481827	2,000	E586927	10,000	E7027374	2,000
E292986	2,000	E390855	2,000	E482625A	2,000	E586965	2,000	E7029253	2,000
E294886	2,000	E393027	2,000	E486569	2,000	E588481	4,000	E7034893	2,000
E2976025	2,000	E3930428	2,000	E487114	2,000	E5888143	4,000	E7066418	4,000
E297766	2,000	E393962A	2,000	E4887224	2,000	E589626A	2,000	E707751	2,000
E298015	2,000	E3946758	2,000	E488860	2,000	E5897037	2,000	E7107033	2,000
E2981002	2,000	E395195E	2,000	E4891582	10,000	E591019	2,000	E710777	2,000
E2986225	2,000	E3958160	6,000	E4895707	2,000	E5922112	4,000	E713181G	2,000
E3000706	2,000	E3958780	4,000	E4903335	2,000	E592636	2,000	E713233A	2,000
E3007158	10,000	E3963628	8,000	E490853	4,000	E5926843	2,000	E7134014	2,000
E3007611	2,000	E398734	2,000	E4908922	2,000	E593005	2,000	E713488A	2,000
E3043464	4,000	E4011825	2,000	E4910579	26,000	E593871A	2,000	E713799	6,000
E3060865	4,000	E4020778	10,000	E491656	4,000	E594499A	2,000	E7152586	2,000
E306838	2,000	E4022215	2,000	E492141	2,000	E5993168	4,000	E716317	2,000
E307095A	2,000	E402504	26,000	E4947774	2,000	E600543	2,000	E7198659	2,000
E307593	2,000	E402732K	2,000	E4973899	2,000	E600629	2,000	E720003	6,000
E307769	6,000	E402876	2,000	E4999340	2,000	E602739E	2,000	E7203547	2,000
E3079043	2,000	E4043433	2,000	E500730	2,000	E6055838	2,000	E721093	2,000
E3097025	2,000	E404426A	2,000	E5009875	14,000	E6061471	2,000	E721492	2,000
E3103610	2,000	E4057000	2,000	E5010679	4,000	E606800A	2,000	E7216703	
E310885	2,000	E4058821	12,000	E505019	2,000	E6071094	2,000	D550220A	2,000
E3149149	2,000	E4067731	14,000	E5054927	2,000	E6076061	2,000	E7218439	6,000
E3151720	2,000	E4069114	2,000	E5060463	2,000	E6082819	2,000	E722705	2,000
E3159241	2,000	E4071224	4,000	E5069290	2,000	E609509	2,000	E7229341	2,000
E3174852	2,000	E409461	2,000	E5085490	2,000	E6102925	2,000	E7229988	4,000
E322300E	2,000	E409610	2,000	E508603	2,000	E6118147	2,000	E7243662	2,000
E323715	2,000	E4105668	2,000	E510295	2,000	E6139772	2,000	E724586	2,000
E323754	2,000	E412057	2,000	E510853	2,000	E614234A	2,000	E725242	2,000
E3264126	2,000	E412210	2,000	E5120296	2,000	E615739	2,000	E7253013	26,000
E3270045	2,000	E4156297	2,000	E513507	8,000	E6157789	2,000	E7257299	2,000
E327106	2,000	E416355	10,000	E514455	2,000	E6168926	4,000	E7260702	4,000
E3272390	4,000	E416997	2,000	E5166954	8,000	E6176678	2,000	E7273359	24,000
E3284097	2,000	E4173183	2,000	E5172431	2,000	E618543A	2,000	E728988	2,000
E3288068	4,000	E418008	2,000	E5185444	4,000	E618992	2,000	E7299757	6,000
E3288750	2,000	E4193702	2,000	E5187951	10,000	E6216211	2,000	E730353	2,000
E329054	2,000	E419728	2,000	E520062	2,000	E621851	6,000	E7316066	2,000
E3292057	2,000	E4199972	2,000	E5201865	2,000	E6225059	2,000	E732692	2,000
E3293940	2,000	E4203635	18,000	E5202888	2,000	E624550	2,000	E734089	2,000
E3299035	2,000	E421879	6,000	E520391	2,000	E624868	2,000	E7341869	2,000
E330631	2,000	E4226430	2,000	E5210910	2,000	E628125	2,000	E7346577	2,000
E3313992	2,000	E423596	6,000	E521195	2,000	E629961	2,000	E735122	2,000
E3335961	2,000	E4240263	2,000	E522091	2,000	E6300441	2,000	E7355398	2,000
E3339703	2,000	E4253047	2,000	E5223621	2,000	E630453	2,000	E7355878	2,000
E3347099	6,000	E4266068	4,000	E5226965	2,000	E633566	2,000	E7366144	4,000
E335337	2,000	E4266688	2,000	E523095	2,000	E634098	2,000	E7405883	2,000
E3354354	2,000	E4295467	2,000	E523373	2,000	E634323	2,000	E7416257	2,000
E3372301	2,000	E429767	2,000	E5246370	2,000	E6344929	2,000	E7428670	2,000
E3389395	2,000	E432839	2,000	E5266584	2,000	E6351828	2,000	E744045A	2,000
E3406133	2,000	E433844	2,000	E526705A	2,000	E6356862	2,000	E7458111	2,000
E3418808	4,000	E4347424	2,000	E528549A	2,000	E6370830	2,000	E7467889	6,000
E342092	2,000	E435398A	2,000	E5308678	2,000	E638761A	2,000	E7468427	2,000
E3421973	2,000	E4355532	6,000	E531712A	2,000	E6398042	2,000	E7487634	2,000
E3426649	14,000	E4365465	2,000	E5318479	50,000	E6424264	2,000	E7498903	14,000
E3430743	2,000	E4380006	2,000	E5319424	2,000	E6426755	2,000	E7500703	6,000
E3432134	2,000	E4383277	2,000	E5320449	2,000	E642724	2,000	E7502323	2,000
E3434900	2,000	E439036	2,000	E532910	2,000	E6431309	2,000	E7507309	4,000
E3439805	2,000	E440352	2,000	E534982A	2,000	E6446527	2,000	E751261	2,000
E345718	2,000	E4427851	2,000	E5351948	10,000	E6454775	2,000	E7536627	2,000
E3461029	2,000	E4436273	2,000	E5364519	2,000	E645887	2,000	E7539871	2,000
E347362	2,000	E4437806	2,000	E5382819	2,000	E6465890	6,000	E7544964	2,000
E350056	2,000	E444647	2,000	E539184	10,000	E6486995	2,000	E754776	2,000
E3502582	2,000	E4455227	2,000	E542292	2,000	E6493762	4,000	E7563225	42,000
E350915	2,000	E4466261	2,000	E543271	2,000	E6493916	2,000	E7582505	2,000
E351779	2,000	E4466717	4,000	E5447376	2,000	E649968	2,000	E7593264	2,000
E3521463	6,000	E4468906	2,000	E5459161	2,000	E650294A	2,000	E759343E	2,000
E352151A	2,000	E448303	2,000	E546050A	4,000	E6540213	2,000	E7602352	2,000
E3550331	2,000	E4485096		E5478247	2,000	E6541260	2,000	E760984	4,000
E3555600	2,000	G0385467	2,000	E549335	2,000	E6569297	2,000	E761023	2,000
E356703	2,000	E4486750	2,000	E5500544	2,000	E657268	2,000	E761344	2,000
E3587286	4,000	E4498619	2,000	E5503217	2,000	E659067	2,000	E761593	2,000
E360404E	10,000	E4500257	2,000	E5521363	2,000	E6608802	4,000	E761718	2,000
E3609679	4,000	E4504686	2,000	E5561004	2,000	E661691	2,000	E761802	2,000
E361382	2,000	E450578A	2,000	E556398	2,000	E6625626	6,000	E7619638	2,000
E361409Z	4,000	E450656	2,000	E557601A	4,000	E6627211	2,000	E7620814	2,000
E361456	2,000	E451060	2,000	E5584233	2,000	E6640544	2,000	E7627339	6,000
E364104	2,000	E452315A	2,000	E5609015	2,000	E6573647	2,000	E7637962	2,000
E3654975	2,000	E452558	6,000	E561344	2,000	E668367	2,000	E7670250	2,000
E365819	2,000	E4530768	2,000	E562440	2,000	E6689527	2,000	E7673713	2,000
E366213A	2,000	E453402A	2,000	E565388A	2,000	E6700245	2,000	E7675570	4,000
E370496	2,000	E456743	2,000	E565850	4,000	E6726066	4,000	E767649	2,000
E3729498	2,000	E4572568	2,000	E566141	2,000	E675072	4,000	E768275	2,000
E373052	2,000	E4572622	2,000	E5662994	2,000	E6753969	2,000	E7691983	2,000
E3730526	4,000	E457378	2,000	E5684920	2,000	E6753977	2,000	E7692440	2,000
E3739914	2,000	E4575370	2,000	E568665	2,000	E6763530	2,000	E7708215	2,000
E3740025	2,000	E4584590	2,000	E569729	2,000	E677526	2,000	E771133A	2,000
E374974A	2,000	E4614295	2,000	E5710867	2,000	E6784864	2,000	E7711984	2,000
E375591E	2,000	E462173	2,000	E5715486	4,000	E682052	2,000	E7714924	2,000
E3783816	2,000	E4626498	2,000	E572180	6,000	E6831633	2,000	E771777A	2,000
E3791797	2,000	E4664365	2,000	E5721818	2,000	E6837178	2,000	E7732086	2,000
E379717	2,000	E468310	2,000	E572891A	2,000	E6839685	2,000	E773513	2,000
E381218	2,000	E468643	2,000	E5739687	8,000	E685810	2,000	E7740860	2,000
E3815807	4,000	E4696267	2,000	E5748562	2,000	E6860595	2,000	E7752761	2,000
E3829069	2,000	E4705436	2,000	E5753329	2,000	E6861036	2,000	E7754853	2,000
E3838882	2,000	E4705297	8,000	E5771327	6,000	E6910738	2,000	E775652A	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
E776557A	2,000	E8535284	2,000	E9412054	2,000	G031345	4,000	G1344276	2,000
E7776822	2,000	E8559884	2,000	E941290	20,000	G032067	2,000	G1364455	2,000
E7832889	4,000	E8567607	8,000	E9418877	2,000	G033278	2,000	G1365613	2,000
E7835071	2,000	E8570527	2,000	E9419415	2,000	G0335761	2,000	G1366776	2,000
E7835330	20,000	E858110	2,000	E9427965	2,000	G0352224	2,000	G136820	2,000
E7840210	2,000	E858511	6,000	E943334	4,000	G0359288	2,000	G1374590	2,000
E7846286	2,000	E8587748	2,000	E9441216	2,000	G0359695	2,000	G1375082	4,000
E784707	2,000	E8597220	2,000	E945600	2,000	G0361010	2,000	G1390030	2,000
E785056	2,000	E859851	2,000	E945988	2,000	G038668	2,000	G139138A	2,000
E7856753	2,000	E8604235	2,000	E9463376	2,000	G039525	2,000	G141160	2,000
E785718	2,000	E861479	12,000	E9521570	2,000	G039697	2,000	G141725	2,000
E786427	2,000	E862211A	2,000	E9545445	2,000	G0408246	2,000	G1417850	2,000
E788343	2,000	E8623590	2,000	E954659	2,000	G040920A	2,000	G143401	2,000
E788441	10,000	E8631216	2,000	E9551283	2,000	G0416400	2,000	G1462732	2,000
E789633	2,000	E8631984	6,000	E9570911	2,000	G0425647	2,000	G146417	2,000
E7900310	4,000	E8650180	2,000	E957119	2,000	G0429294	4,000	G1464441	2,000
E7905053	2,000	E8653252	2,000	E9572000	2,000	G0444550	2,000	G1464565	8,000
E791816	2,000	E8655131	2,000	E957464A	2,000	G047784	20,000	G1480692	2,000
E793710	2,000	E8656405	2,000	E9621648	2,000	G0481180	2,000	G1486534	2,000
E7945497	2,000	E866176	2,000	E9639865	14,000	G0496595	2,000	G149199	2,000
E7945578	2,000	E8677380	2,000	E965085	2,000	G050429	2,000	G149519	2,000
E7974233	2,000	E8677534	6,000	E9677481	2,000	G0509417	2,000	G1497102	20,000
E8007210	2,000	E869870	2,000	E968400	2,000	G0512353	4,000	G1497552	2,000
E8015507	2,000	E870322E	2,000	E968644	2,000	G0520704	2,000	G1499229	4,000
E802212	2,000	E872382A	2,000	E9706597	2,000	G0557292	2,000	G151261	2,000
E8022457	2,000	E8729550E	2,000	E9712600	2,000	G056224	2,000	G151631A	2,000
E8029389	2,000	E873010E	2,000	E972734	2,000	G0566143	2,000	G1523006	2,000
E8054189	20,000	E873375	2,000	E9728795	2,000	G0569762	14,000	G1550305	2,000
E8058834	2,000	E875233	2,000	E9730730	2,000	G057531	2,000	G156368	2,000
E8067159	2,000	E8756833	2,000	E9734515	2,000	G0577250	2,000	G157607	2,000
E807507	2,000	E875963	2,000	E973540	2,000	G0591679	2,000	G1585222	2,000
E8082700	2,000	E8764178	4,000	E973571	2,000	G0608288	2,000	G159202	2,000
E8091963	2,000	E876648	4,000	E9738634	2,000	G0619891	18,000	G159373A	4,000
E809312	2,000	E876779	2,000	E974981	2,000	G065894	2,000	G160050	2,000
E809534	2,000	E877579A	2,000	E9751029	2,000	G0659087	2,000	G1611037	2,000
E809685A	2,000	E8777253	4,000	E9756292	2,000	G0661251	2,000	G161501	2,000
E8096892	2,000	E879218	2,000	E9763116	2,000	G0679665	6,000	G1630163	2,000
E811010	2,000	E879564	2,000	E976945	4,000	G070533A	4,000	G164086A	4,000
E811164	2,000	E880149	2,000	E978386	2,000	G0705739	2,000	G164121	2,000
E8120629	2,000	E8827404	2,000	E978846	2,000	G0724105	4,000	G168510	2,000
E8125264	4,000	E884493	4,000	E978871	2,000	G072939	2,000	G1693297	8,000
E8135472	2,000	E884747	2,000	E9790865	2,000	G0744556	2,000	G1694234	2,000
E8135952	2,000	E884926	2,000	E9790989	2,000	G0763992	2,000	G1695508	2,000
E8160264	20,000	E8854304	4,000	E9799269	2,000	G0771510	2,000	G1705554	2,000
E816099	10,000	E8857745	6,000	E9804904	4,000	G0780218	2,000	G1710191	2,000
E816304	2,000	E8858687	4,000	E9818123	2,000	G0782075	2,000	G1712895	2,000
E818073	2,000	E886189	2,000	E9829818	6,000	G0792410	2,000	G1714138	2,000
E819447	10,000	E887633	2,000	E9830646	2,000	G0801851	2,000	G171934	2,000
E8204644	2,000	E8884696	2,000	E9833351	2,000	G080690A	2,000	G172847	2,000
E8204776	10,000	E8887423	2,000	E9843004	2,000	G082758	2,000	G1728481	2,000
E820629	2,000	E889776	4,000	E9847514	2,000	G0848327	26,000	G172922	2,000
E8206744	2,000	E889777	2,000	E9854340	2,000	G0862222	4,000	G173573	2,000
E8214143	2,000	E8909737	2,000	E986403	2,000	G0864845	2,000	G173791A	2,000
E8221026	2,000	E891274	2,000	E9874597	2,000	G0879133	2,000	G1738304	2,000
E8224599		E8914765	2,000	E990854	2,000	G089263G	4,000	G174136	2,000
E562765A	4,000	E894297	2,000	E9910739	2,000	G0928304	2,000	G1767401	2,000
E822784	2,000	E895927	2,000	E991634	42,000	G0930694	2,000	G178686	2,000
E8228659	2,000	E8984593	4,000	E9917687	2,000	G0943044	2,000	G1787631	2,000
E8230866	10,000	E898606	2,000	E9940107	2,000	G0957339	2,000	G1794263	2,000
E8254374	4,000	E8988297	2,000	E9961457	2,000	G096324A	2,000	G1797106	8,000
E825512	6,000	E899047A	2,000	E996216A	2,000	G096725	2,000	G1800476	2,000
E827024	4,000	E900167	2,000	E9977981	8,000	G0984522	2,000	G180618	4,000
E8275681	2,000	E9004193	2,000	E9980478	4,000	G1022937	2,000	G1807446	2,000
E8278559	6,000	E9009195	2,000	E9988266	2,000	G1023577	2,000	G181576	2,000
E829791A	2,000	E9009772	2,000	E999068	2,000	G102745	2,000	G182167	2,000
E829816	2,000	E901427	2,000	E999237	4,000	G102820	2,000	G1824154	2,000
E8304614	10,000	E902526	2,000	E9995947	2,000	G102995	8,000	G1827285	2,000
E830919	2,000	E9032510	2,000	E9997117	2,000	G103919	2,000	G1832939	2,000
E8311688	2,000	E9050438	2,000	F0504550	14,000	G1051015	14,000	G183944	2,000
E8315519	2,000	E905404	2,000	F10156181	6,000	G1053654	2,000	G183962	2,000
E8321292	4,000	E905526A	4,000	F10306478	4,000	G1058869	2,000	G183963	2,000
E832195	2,000	E9066210	2,000	G000823A	2,000	G1060464	2,000	G1839836	2,000
E8326901	10,000	E9068167	12,000	G0017700	2,000	G107002	2,000	G1848533	2,000
E8332685	2,000	E907394	2,000	G0022348	2,000	G1086285	2,000	G185251	2,000
E833306	10,000	E9081031	2,000	G0025134	6,000	G1122281	2,000	G1862080	2,000
E8346821	2,000	E9086459	20,000	G002918	2,000	G1125469	2,000	G1865926	2,000
E835683	2,000	E9105585	2,000	G0030723	2,000	G113641A	2,000	G1872620	2,000
E8359931	2,000	E9119047	2,000	G0044899	2,000	G114387	4,000	G1875557	2,000
E8378421	2,000	E912488	2,000	G0053146	2,000	G1144072	2,000	G1883991	2,000
E838394	2,000	E9154187	2,000	G006998	2,000	G1144080	2,000	G1889957	2,000
E838812	2,000	E9159073	2,000	G008875	2,000	G114655	2,000	G190461	4,000
E8389482	2,000	E919098	2,000	G0099030	2,000	G1152482	2,000	G190463	4,000
E8400176	2,000	E9192186	12,000	G0102201	2,000	G1160442	2,000	G1912088	2,000
E840385A	2,000	E9201517	2,000	G0103151	12,000	G116656	2,000	G1918930	2,000
E8409149	2,000	E921248	2,000	G0116180	2,000	G1182152	4,000	G192081	2,000
E840976	2,000	E921581A	2,000	G0134243	4,000	G120207	2,000	G1932984	2,000
E8415920	2,000	E921784	2,000	G013614	2,000	G1207813	2,000	G193798P	2,000
E8421386	2,000	E922347	2,000	G0159629	2,000	G1210040	2,000	G1957480	14,000
E8423877	2,000	E9233966	2,000	G0194262	2,000	G1210202	2,000	G1958703	2,000
E843113	4,000	E9255692	2,000	G0200963	2,000	G1210687	2,000	G197613	2,000
E8437002	2,000	E925678	6,000	G021544	2,000	G121252	4,000	G1982078	2,000
E8442170	2,000	E9283777	2,000	G0223548	2,000	G1240128	16,000	G198253	2,000
E844359	2,000	E9288094	22,000	G0236585	2,000	G125488	2,000	G1998454	2,000
E844444	2,000	E930247A	2,000	G024438	2,000	G126438	20,000	G20007793	2,000
E844798	2,000	E9324686	14,000	G0244812	2,000	G1287833	2,000	G2004134	2,000
E845515	2,000	E9341866	42,000	G024684	2,000	G1291318	2,000	G2008024	2,000
E845702	2,000	E9348208	4,000	G0267766	2,000	G1295771	12,000	G2021470	2,000
E8461302	4,000	E9362146	10,000	G0273022	6,000	G1300341	2,000	G2051728	2,000
E8498419	2,000	E937805	10,000	G028197	4,000	G1314253	2,000	G2054069	2,000
E8499792		E938189P	8,000	G029349	2,000	G1327894	2,000	G2056010	2,000
H3274537	2,000	E9386916	32,000	G0301735	2,000	G1329250	8,000	G2056053	2,000
E850562	2,000	E9393473	2,000	G0303479	2,000	G1329390	2,000	G208322	2,000
E851273	2,000	E939409	2,000	G0310831	2,000	G134119	2,000	G2083565	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
G209933A	2,000	G306100A	2,000	G419874K	2,000	G5305437	2,000	G610783	4,000
G2112549	2,000	G306925	4,000	G421706	2,000	G5317788D	2,000	G6113604	2,000
G2117079	2,000	G307053A	2,000	G4231413	20,000	G5321874	2,000	G6122336	2,000
G2131373	2,000	G307974	2,000	G423912	2,000	G532993A	2,000	G6130835	2,000
G213788	10,000	G3093106	2,000	G425117	2,000	G534258	8,000	G6132773	2,000
G214761A	2,000	G3094560	2,000	G425925	2,000	G534914	4,000	G6160378	2,000
G2153849	2,000	G3095079	2,000	G426401A	2,000	G5349574	2,000	G616280A	2,000
G220201	2,000	G3110531	2,000	G4291769	2,000	G5350696	2,000	G6167240	2,000
G2203838	2,000	G3124656	2,000	G4305146	2,000	G5365642	2,000	G6169685	2,000
G2209011	2,000	G3133701	2,000	G4316664	4,000	G536566	2,000	G618966A	2,000
G222011	2,000	G3135003	2,000	G4319272	2,000	G5379155	2,000	G619258A	6,000
G223095	2,000	G3150819	2,000	G4319418	2,000	G538065	2,000	G619566A	2,000
G2253126	2,000	G3154709	2,000	G432629	2,000	G5382962	2,000	G6200841	2,000
G2262907	2,000	G316172	2,000	G4326929	4,000	G5390256	2,000	G6203824	2,000
G2281324	2,000	G3188697	2,000	G434273	20,000	G539299	2,000	G621028	6,000
G228501A	2,000	G319445A	2,000	G4346776	2,000	G5394103	2,000	G6212963	8,000
G2299584	2,000	G3208167	2,000	G4349643	2,000	G5400979	4,000	G6216942	6,000
G2303689	4,000	G3208698	2,000	G435267	2,000	G540703	2,000	G6246876	2,000
G231022	2,000	G3209961	2,000	G435455	2,000	G543363	4,000	G624948	2,000
G231682	2,000	G3249874	2,000	G436028	2,000	G544223A	2,000	G6259005	2,000
G232531	2,000	G3261173	2,000	G4365975	2,000	G544647	2,000	G626675	2,000
G233025	2,000	G3284521	2,000	G4367277	2,000	G547359	20,000	G627868	4,000
G2332239	2,000	G3293857	2,000	G436829A	12,000	G547378A	2,000	G628130	2,000
G234737	2,000	G3309974	2,000	G4402684	2,000	G5479133	2,000	G628641	2,000
G2355301	2,000	G331630	2,000	G441716	2,000	G5480565	2,000	G6297780	2,000
G235769A	2,000	G331799	14,000	G443427	2,000	G5494051	2,000	G630225	2,000
G2379561	14,000	G3342769	2,000	G446317	2,000	G5495783	2,000	G6324559	2,000
G2379596	14,000	G334787	2,000	G4463594	8,000	G5503093	2,000	G6328910	2,000
G2397942	2,000	G3358776	2,000	G4473379	2,000	G5525976	2,000	G6329798	2,000
G2407123	2,000	G338304	2,000	G448044K	2,000	G5528096	2,000	G633100	2,000
G240910	2,000	G3409030	2,000	G449052	2,000	G5532409	2,000	G633313	6,000
G2427817	4,000	G3465097	2,000	G4513303	2,000	G5540568	2,000	G6354059	2,000
G243298	2,000	G347480	2,000	G452148	2,000	G554330	2,000	G636083	2,000
G2437634	2,000	G3489166	2,000	G4558064	2,000	G555038	2,000	G636468	2,000
G2455233	2,000	G350789A	2,000	G4560271	2,000	G5557401	4,000	G6369099	2,000
G2461101	2,000	G350808A	4,000	G4581554	4,000	G555960	2,000	G6375072	2,000
G2463384	2,000	G3518662	8,000	G460041	2,000	G556539	2,000	G6375390	2,000
G2467797	4,000	G3522546	2,000	G4614061	2,000	G5568403	2,000	G6382435	2,000
G2484802	2,000	G3522961D	10,000	G4614177	2,000	G5570327	2,000	G638362	2,000
G2487585	2,000	G3523054	2,000	G4624431	4,000	G557048	2,000	G638792	2,000
G2490047	2,000	G3527165	2,000	G464652	2,000	G5572273	2,000	G6394328	2,000
G2493089	2,000	G354332	2,000	G464819	2,000	G557361	2,000	G640212	2,000
G249844	2,000	G3554944	2,000	G4668811	2,000	G5573997	4,000	G6407829	2,000
G2511796	2,000	G356112	2,000	G4670719	2,000	G5575469	2,000	G6409783	2,000
G2512938	2,000	G356900	2,000	G469544	6,000	G558589	12,000	G641052	8,000
G2516828	2,000	G3569313	2,000	G472184	2,000	G5590107	2,000	G6423808	2,000
G2536349	2,000	G3575585	2,000	G4727273	14,000	G560188	2,000	G6433048	2,000
G256038	2,000	G3580236	2,000	G473493	10,000	G5603462	2,000	G6456382	2,000
G2560509	2,000	G3591807	2,000	G4738291	2,000	G561150	2,000	G6466493	2,000
G256882	6,000	G359653	2,000	G474577	2,000	G561805	2,000	G647532	2,000
G257548	2,000	G3605883	4,000	G4748580	2,000	G562260	2,000	G647820	2,000
G258187	2,000	G362791	2,000	G475216	2,000	G5671484	2,000	G648226A	8,000
G2583436	2,000	G362862A	2,000	G475464	8,000	G569030	2,000	G6495086	2,000
G2585323	2,000	G3642045	2,000	G476386	2,000	G5694166	2,000	G649939	2,000
G259003	2,000	G3661511	16,000	G4777920	2,000	G569967	2,000	G650484	2,000
G259557	2,000	G366197A	8,000	G4782037	2,000	G572041	4,000	G6514374	4,000
G2602058	2,000	G3663700	2,000	G4787187	2,000	G573466	2,000	G654432A	4,000
G2613564	2,000	G3671452	2,000	G4789856	20,000	G5745356	2,000	G6553124	2,000
G262265	2,000	G368557	2,000	G4812998	2,000	G5749424	6,000	G655540	2,000
G2625945	2,000	G368932	2,000	G482317	8,000	G575066A	2,000	G6556328	4,000
G2633093	2,000	G3697761	2,000	G482721	2,000	G577969	4,000	G6560945	2,000
G2634529	2,000	G370498	2,000	G4831739	2,000	G578347	2,000	G6567273	2,000
G263763	2,000	G371242	2,000	G4837087	2,000	G5798891	2,000	G6573702	2,000
G2640510	2,000	G3727520	16,000	G4841319	2,000	G5808714	2,000	G6577880	6,000
G264711	6,000	G373499	2,000	G4886657	4,000	G582042	2,000	G6584429	8,000
G2651695	2,000	G376146A	2,000	G500076	2,000	G583588	2,000	G6604446	20,000
G2671041	2,000	G3767409	4,000	G500355	6,000	G584882	6,000	G660733A	2,000
G2683023	4,000	G3776017	2,000	G500403	2,000	G5850877	4,000	G661671	6,000
G2692456	2,000	G379919	2,000	G5005379	4,000	G5851202	2,000	G662780	2,000
G269267	2,000	G3821764	4,000	G500612	2,000	G5852098	2,000	G6630218	2,000
G2702613	2,000	G382495	2,000	G5009021	2,000	G585384	2,000	G6631044	4,000
G2727314	2,000	G382726	2,000	G5017113	24,000	G5874660	2,000	G664040A	2,000
G2729112	2,000	G3832146	2,000	G5027380	2,000	G5877805	2,000	G6661393	12,000
G2731443	2,000	G3835935	20,000	G5036088	6,000	G5894696	2,000	G6677060	4,000
G273262	2,000	G3867322	2,000	G5036223	2,000	G5894750	2,000	G6684091	42,000
G2737123	2,000	G3872083D	2,000	G507318	2,000	G5894890	4,000	G6686078	4,000
G274630	2,000	G3872466	2,000	G5077612	2,000	G5900203	2,000	G6688380	2,000
G276454	2,000	G388098	2,000	G5088274	2,000	G590254	2,000	G6696456	2,000
G276625	2,000	G3893412	4,000	G509619	2,000	G592745	4,000	G6705323	2,000
G2767979	2,000	G390996	2,000	G5123053	2,000	G593261A	10,000	G671085	2,000
G2787465	2,000	G3930660	2,000	G5125420	2,000	G594043	4,000	G6721701	2,000
G2791403	2,000	G3950475	2,000	G5129795	2,000	G5946386	2,000	G672255	2,000
G2794720	2,000	G3950483	2,000	G5133091	2,000	G5949504	2,000	G6779602	4,000
G2826894	2,000	G395256	2,000	G514465	2,000	G595480A	2,000	G679465	2,000
G2853441	4,000	G3986895	2,000	G5153963	2,000	G5960532	4,000	G6818063	2,000
G2856742	4,000	G3988480	2,000	G516969	2,000	G5964678	2,000	G682604	2,000
G2861096	2,000	G399913A	2,000	G517909	2,000	G5969890	2,000	G6827178	2,000
G2874198	4,000	G4005529	2,000	G5188023	2,000	G599508	2,000	G683748	2,000
G288570	2,000	G402962	2,000	G518902A	8,000	G601245	8,000	G6844269	2,000
G288950	4,000	G4040979	2,000	G519003	2,000	G601474	2,000	G6877523	10,000
G289629	2,000	G4046071	2,000	G5194260	4,000	G602425	2,000	G6885364	2,000
G2958383	2,000	G4058630	4,000	G5196360	2,000	G6027953	2,000	G6889459	2,000
G2962038	2,000	G4072110	2,000	G5199580	4,000	G602799	2,000	G6889769	6,000
G3007323	2,000	G4087185	2,000	G5228904	2,000	G6036995	2,000	G659235	2,000
G3011444	8,000	G4100831	4,000	G5249162	2,000	G6040178	2,000	G6895068	2,000
G3035149	2,000	G412210	2,000	G5249995	4,000	G6055604	2,000	G6915239	2,000
G305997	4,000	G412682	2,000	G526021	2,000	G606117	2,000	G692323	10,000
G3041033	2,000	G413851	6,000	G526066	2,000	G6071707	2,000	G6926435	4,000
G3042293	4,000	G414290	2,000	G5293757	2,000	G607954	2,000	G693146	20,000
G3042676	2,000	G4160710	2,000	G5293862	16,000	G6080536	2,000	G693220	2,000
G304272	2,000	G4167081	2,000	G5297078	2,000	G608791	2,000	G6933741	2,000
G305300	2,000	G419090	2,000	G530398	2,000	G6105814	2,000	G694655A	4,000
G3058211	2,000	G4194607	12,000	G5304376	2,000	G6107469	2,000	G694848	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
G695276	4,000	H0299369	2,000	H308648Z	2,000	H3870784	2,000	H4712996	2,000
G6959244	2,000	H030291	2,000	H3097848	2,000	H3887687	2,000	H4717491	2,000
G6964558	2,000	H030642A	2,000	H310253	2,000	H388997	2,000	H4740272	4,000
G6965015	2,000	H0307086	2,000	H3158898	2,000	H3896678	2,000	H4743212	6,000
G6974847	2,000	H031179	2,000	H3171827	2,000	H3898980	2,000	H4746513	2,000
G6988902	6,000	H0319378	2,000	H317693	2,000	H390659	2,000	H4750456	2,000
G6992659	4,000	H0322786	2,000	H318151	2,000	H391577	2,000	H475459	2,000
G7004981	2,000	H0334466	2,000	H3181512	4,000	H3925260	2,000	H476527	2,000
G7007255	2,000	H033642	2,000	H3186220	4,000	H3934294	2,000	H476535	2,000
G7007441	2,000	H034499	2,000	H3190295	2,000	H3934847	2,000	H476865	2,000
G7019490	2,000	H0348041	2,000	H3193286	2,000	H3943676	2,000	H4776374	2,000
G7023390	2,000	H035348	2,000	H319471	2,000	H3945571	2,000	H4805188	2,000
G7023455	2,000	H0374662	2,000	H320229K	2,000	H395371A	8,000	H4813172	2,000
G7025091	2,000	H037821	2,000	H3203133	2,000	H395810A	2,000	H4824182	2,000
G702752	2,000	H0387586	2,000	H3210075	2,000	H397614	2,000	H482748	6,000
G703039	4,000	H0393047	2,000	H3216618	2,000	H4014717	2,000	H482844	2,000
G7043243	2,000	H0394507	2,000	H3247831	2,000	H4016116	2,000	H482893	2,000
G7044088	2,000	H041918	10,000	H3259295	2,000	H401822	20,000	H4830271	2,000
G704438A	2,000	H042751	2,000	H3285415	2,000	H4032138	2,000	H483686	2,000
G7044568	2,000	H0429432	4,000	H328780	2,000	H4038403	2,000	H485058	2,000
G7051955	2,000	H0446531	2,000	H329160	2,000	H406553	2,000	H4851872	2,000
G706189	4,000	H0474748	2,000	H3291873	2,000	H4067195	2,000	H4860642	2,000
G7062957	2,000	H047539	2,000	H330219	2,000	H4070382	2,000	H486283	2,000
G7075714	2,000	H052434	2,000	H3323783	4,000	H4075996	2,000	H4863609	2,000
G7087364	2,000	H052443	2,000	H3328181	4,000	H4088826	2,000	H4868813	2,000
G708869	2,000	H0533302	2,000	H335335	2,000	H4093323	2,000	H488528	4,000
G708925	6,000	H0558283	2,000	H3354573	2,000	H4101997	2,000	HA0620334	2,000
G7096932	2,000	H0618790	2,000	H336367A	2,000	H4112662	6,000	HSM043901	2,000
G7101278	2,000	H0621155	2,000	H336628	2,000	H4119209	2,000	HSP301991	2,000
G7108981	2,000	H062914	2,000	H3376895	2,000	H4122269	2,000	HSP36275	2,000
G7117034	2,000	H0670245	2,000	H3384081	2,000	H414308	4,000	HSP63076	2,000
G712322	2,000	H0689353	2,000	H338526	10,000	H4157445	2,000	HSP63083	2,000
G7123727	8,000	H0724361	4,000	H3389008	2,000	H415894	2,000	HSP630931	4,000
G7126327	2,000	H0765041	2,000	H339546	2,000	H4159294	10,000	HSP631041	2,000
G7126378	4,000	H0795412	2,000	H3407448	4,000	H4160209	2,000	HSP63188	24,000
G713947	2,000	H0796532	2,000	H3412859	2,000	H418322	10,000	HSY00043	2,000
G714019	2,000	H079775A	2,000	H3435646	2,000	H4190337	2,000	I38942LK	2,000
G717409	2,000	H0836755	2,000	H344037	2,000	H4223014	12,000	I38944LK	2,000
G801106A	2,000	H0840027	2,000	H345246A	2,000	H4227508	2,000	I38946LK	2,000
G8012716	10,000	H084135A	2,000	H345922	2,000	H423397	2,000	I38948LK	2,000
G8014131	2,000	H084379	2,000	H3461205	2,000	H425338	2,000	I38955LK	2,000
G8018005	2,000	H0865941	2,000	H346167	2,000	H425586	2,000	I38958LK	2,000
G803897	2,000	H087083A	2,000	H3462848	2,000	H425871	6,000	I38959LK	2,000
G8044677	2,000	H087097A	2,000	H3467114	10,000	H4271612	2,000	I38961LK	2,000
G804594	2,000	H088801K	2,000	H346963A	2,000	H4272678	2,000	I40277LK	2,000
G8046106	2,000	H090053H	2,000	H3472711	2,000	H427326	2,000	I4048128	2,000
G8057205	2,000	H0906591	2,000	H3473289	2,000	H4289392	2,000	I41365LK	2,000
G805876	2,000	H0910130	2,000	H3474927	2,000	H4289805	2,000	I41366LK	2,000
G8071585	2,000	H091120	6,000	H348302	2,000	H4292806	2,000	I41367LK	2,000
G807366	6,000	H092770	2,000	H3485694	2,000	H429686	2,000	I41368LK	4,000
G808331	2,000	H0949274	2,000	H3486607	2,000	H430291	2,000	I41371LK	4,000
G8096405	2,000	H096881	2,000	H3487433	2,000	H4303174	4,000	I41375LK	6,000
G812021	2,000	H0971148	2,000	H3488731	2,000	H4315636	2,000	I41377LK	20,000
G812107	2,000	H0997961	2,000	H349392	2,000	H433074	2,000	I41380LK	2,000
G8123976	2,000	H101885	4,000	H349917	2,000	H4330783	2,000	I493715	22,000
G8127076	2,000	H1020112	4,000	H3501886	2,000	H433163	2,000	J22077374	10,000
G8130174	2,000	H1044585	4,000	H3503900	4,000	H433164A	2,000	JP647613	2,000
G8132789	2,000	H1068840	2,000	H3506551	14,000	H433244	2,000	JS843317	6,000
G8136431	2,000	H107444	2,000	H351909	4,000	H4346701	2,000	K001292	2,000
G8145570	2,000	H108342	2,000	H3525416	2,000	H434850A	4,000	K001605	2,000
G816930	4,000	H1084196	2,000	H352563	2,000	H4355611	2,000	K0020427	2,000
G817294	4,000	H1095007	2,000	H3526196	2,000	H435574	2,000	K0040991	2,000
G8176123	2,000	H1119755	2,000	H3538666	2,000	H439463	10,000	K007943A	2,000
G8192048	4,000	H1122187	2,000	H3566414	2,000	H4398426	2,000	K0083461	2,000
G8203872	2,000	H113934	2,000	H3570527	2,000	H441187	14,000	K0095729	2,000
G8205093	2,000	H114164	2,000	H3577785	2,000	H4419172	4,000	K0137413	2,000
G8205409	2,000	H116461	2,000	H3598278	2,000	H4427590	2,000	K0152501	2,000
G820772A	2,000	H117523	2,000	H3619747	2,000	H443062	2,000	K016927	2,000
G822384	2,000	H121982	2,000	H3622306	2,000	H4435143	12,000	K017098K	2,000
G9002641	2,000	H1229496	2,000	H363164A	2,000	H4462906	2,000	K017486	2,000
G9006086	2,000	H1241844	6,000	H363757	6,000	H4468084	2,000	K0184411	6,000
G9030602	2,000	H124479	4,000	H363863	2,000	H447153	2,000	K019965	4,000
G903309	10,000	H124534	2,000	H364416	6,000	H4478594	2,000	K021095	6,000
G9034764	2,000	H124889A	2,000	H364724	2,000	H447963	2,000	K0215430	2,000
G9039871	2,000	H125342	2,000	H365155	2,000	H448747A	2,000	K0231002	10,000
G904321	4,000	H126783	4,000	H3667210	2,000	H4520647	2,000	K0241326	2,000
H0007902	2,000	H127085	2,000	H3668241	2,000	H4523395	2,000	K024288	2,000
H00159950	2,000	H1275021	2,000	H3668462	2,000	H4527420	26,000	K024564A	2,000
H001778	2,000	H1298897	4,000	H368350A	2,000	H4527803	2,000	K0251658	2,000
H00206899	2,000	H1299222	2,000	H3690301	2,000	H4527889	2,000	K025680	2,000
H0026796	4,000	H132206	2,000	H369139	2,000	H453626	2,000	K0270873	2,000
H00446284	2,000	H140521	2,000	H3704507	2,000	H453687A	2,000	K0287253	2,000
H0050301	2,000	H1493282	2,000	H3711872	6,000	H454107K	4,000	K0293261	10,000
H00670320	2,000	H1504942	2,000	H3720219	2,000	H4543485	2,000	K0294810	2,000
H0081061	2,000	H1508980	2,000	H3720340	2,000	H456251A	2,000	K0299138	2,000
H0083293	2,000	H1533047	2,000	H372375	2,000	H456437	2,000	K0311812	2,000
H0107036	2,000	H300332	2,000	H373353	2,000	H4569611	2,000	K0316318	4,000
H0107796	2,000	H3006605	2,000	H373688	2,000	H456984	2,000	K0317403	4,000
H012790	2,000	H3007636	6,000	H374967	2,000	H457337	2,000	K0321508	4,000
H013265	2,000	H3009434	2,000	H375019	10,000	H4575441	2,000	K0328316	20,000
H013273	2,000	H302042A	2,000	H3753443	2,000	H457784	2,000	K0331767	2,000
H015281	2,000	H3021108	2,000	H3776281	4,000	H459320	2,000	K035075	2,000
H0189458	2,000	H3022120	4,000	H3784012	2,000	H4607319	2,000	K0357170	2,000
H0195563	2,000	H302347A	2,000	H378954	2,000	H461758	2,000	K0359955	2,000
H019618	12,000	H302624A	2,000	H3794069	2,000	H4633220	2,000	K0366498	2,000
H0205690	2,000	H3028153	2,000	H3809937	2,000	H4634340	4,000	K0367273	4,000
H0212751	2,000	H3030417	2,000	H3816992	6,000	H4639598	2,000	K0385816	2,000
H0250815	4,000	H3038868	2,000	H3818081	20,000	H4641355	2,000	K0391301	2,000
H025319	2,000	H3045708	2,000	H3826270	2,000	H4642157	2,000	K041030	2,000
H026011	4,000	H3046801	2,000	H3828362	2,000	H4654759	4,000	K0416886	2,000
H028096	2,000	H305156	2,000	H384435A	2,000	H4682183	2,000	K0439967	2,000
H029233	2,000	H306572	4,000	H385861A	4,000	H469517A	2,000	K0447897	4,000
H029611	2,000	H3069194	8,000	H386660	2,000	H4699965	2,000	K0476196	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
K049120	2,000	K132795	2,000	K223976	2,000	K3341976	2,000	K465287	2,000
K0496790	2,000	K1348329	2,000	K224369	2,000	K335360	2,000	K465658	2,000
K0497819	2,000	K135165	2,000	K225435	2,000	K3372936	2,000	K466311A	2,000
K0531472	2,000	K1352318	2,000	K225970	2,000	K3374920	2,000	K467799	2,000
K053598	2,000	K1352784	2,000	K226935	2,000	K337992	2,000	K469838	2,000
K0543527	2,000	K1355058	2,000	K2304708	2,000	K3413608	2,000	K4702239	2,000
K054862	2,000	K136889	2,000	K233734	2,000	K3416100	2,000	K4703626	2,000
K055535	2,000	K138014	4,000	K234979	8,000	K3421678	2,000	K470639	2,000
K0556319	2,000	K1407015	2,000	K2350815	2,000	K3426009	12,000	K4726529	2,000
K055906	2,000	K142360	2,000	K2352699	2,000	K343478	4,000	K4727045	2,000
K0561452	2,000	K1442112	2,000	K2357461	8,000	K3435210	2,000	K4748522	2,000
K0571725	4,000	K145120	4,000	K2400189	6,000	K345461	2,000	K4765346	2,000
K057651	2,000	K1451545	20,000	K2407426	2,000	K348867	2,000	K484074	2,000
K0578215	2,000	K145249	2,000	K2410478	2,000	K3517683	2,000	K484767A	2,000
K058711	2,000	K1464353	12,000	K2425122	2,000	K351883	2,000	K4853873	2,000
K059282A	2,000	K147146	2,000	K243784	2,000	K353524A	2,000	K4865847	2,000
K0600407	2,000	K1477196	2,000	K2449218	2,000	K354215	2,000	K4878108	2,000
K0636061	2,000	K1489372	2,000	K244994	2,000	K3547434	2,000	K488434	12,000
K0636495	2,000	K1497766	2,000	K245079	2,000	K3567621	2,000	K4899350	2,000
K064409	2,000	K150984	2,000	K245839A	2,000	K3572234	2,000	K493574	2,000
K064805	2,000	K1515667	2,000	K246790	2,000	K3577961	2,000	K493822	2,000
K0652083	2,000	K1516221	2,000	K247467	2,000	K3584283	2,000	K4945808	2,000
K065422	2,000	K151945A	2,000	K2482754	2,000	K359213	2,000	K4946006	2,000
K066156	2,000	K1527185	2,000	K250778	2,000	K359644	2,000	K4958977	10,000
K066483	4,000	K153663A	2,000	K250814	2,000	K3606171	2,000	K4978323	2,000
K066623	2,000	K1547267	2,000	K2516942	2,000	K3616622	2,000	K4999835	2,000
K068383	2,000	K1555529	4,000	K2522470	8,000	K3626342	2,000	K502445K	2,000
K0687332	2,000	K1596748	2,000	K2533138	2,000	K3631185	2,000	K5028337	2,000
K069096	2,000	K160395	2,000	K253496	2,000	K365401	2,000	K504257	2,000
K072996	2,000	K160497A	4,000	K2542579	2,000	K3656810	2,000	K504781	2,000
K074077	2,000	K1607081	2,000	K254416	2,000	K3665925	2,000	K506435A	2,000
K074770	2,000	K160709A	2,000	K2547813	2,000	K3690628	4,000	K5065631	2,000
K076755	2,000	K1612093	2,000	K2550814	2,000	K3706575	2,000	K5066670	2,000
K077296	2,000	K162119A	2,000	K2554143	2,000	K372022	2,000	K5068606	2,000
K0782149	2,000	K1628712	2,000	K257358	2,000	K3758354	2,000	K5089816	2,000
K078851	2,000	K1628895	2,000	K257607	2,000	K378361	2,000	K5111609	2,000
K080631	2,000	K1632010	2,000	K258697	2,000	K3812081	2,000	K511360	2,000
K0818356	2,000	K163730	2,000	K2605937	2,000	K3814912	2,000	K5117968	2,000
K081991	2,000	K164836	2,000	K262673A	2,000	K381551	2,000	K5132541	2,000
K0822329	2,000	K1659634	2,000	K2640775	2,000	K3820610	2,000	K5136687	2,000
K082591	4,000	K166252	6,000	K264142	2,000	K382566	4,000	K513676	2,000
K0827681	2,000	K1676970	2,000	K2645351	2,000	K3826104	6,000	K5155142	2,000
K082775	2,000	K1681478	2,000	K2674653	2,000	K3829561	2,000	K5157994	2,000
K083193	12,000	K170074A	2,000	K2678462	4,000	K3854426	2,000	K516848	2,000
K0850675	2,000	K1709399	2,000	K2686295	4,000	K3859479	2,000	K5184231	2,000
K085470	2,000	K172418	2,000	K2699982	2,000	K3860205	2,000	K5192269	2,000
K0862640	2,000	K1727354	2,000	K2717824	2,000	K3873463	2,000	K5202728	2,000
K087029	2,000	K173385	2,000	K2721139	2,000	K393854	2,000	K5213355	8,000
K087714A	2,000	K1737546	2,000	K274006	2,000	K3963780	12,000	K521562	2,000
K087777	2,000	K1742949	2,000	K2758873	2,000	K3964620	2,000	K524621	2,000
K0880884	2,000	K176885	2,000	K276501	8,000	K397938	2,000	K5254051	2,000
K0918067	2,000	K1781030	4,000	K278779	8,000	K399828	2,000	K5255554	2,000
K0924938	2,000	K1792628	2,000	K278951	2,000	K400737	2,000	K5258300	2,000
K092987	4,000	K1811851	2,000	K2800195	2,000	K4025016	4,000	K527415A	2,000
K0939846	2,000	K181548	2,000	K2805057	2,000	K403386	2,000	K5291682	10,000
K095378	2,000	K1842714	2,000	K2827263	2,000	K405197	2,000	K5294118	12,000
K097112A	2,000	K1855573	4,000	K2832720	2,000	K4067304	2,000	K529604	2,000
K097600	2,000	K185712	2,000	K284729	2,000	K4093550	2,000	K531439	2,000
K098442	2,000	K1860518	2,000	K284932	4,000	K4093755	2,000	K5322227	2,000
K099173	10,000	K187043	2,000	K2854694	2,000	K4095510	2,000	K5349877	2,000
K099251	2,000	K187084A	2,000	K2863626	2,000	K4097637	2,000	K537044	2,000
K0998575	2,000	K1871412	14,000	K2866331	2,000	K4108914	2,000	K537217	2,000
K099999	2,000	K1883232	2,000	K287711	2,000	K4110234	2,000	K537532	2,000
K100939	2,000	K189786	2,000	K2888815	2,000	K411091	2,000	K5383846	4,000
K102205	2,000	K190488	2,000	K2902397	2,000	K4167988	2,000	K5404630	2,000
K103989A	2,000	K1909878	2,000	K290337	2,000	K418329	2,000	K5429390	2,000
K104088A	2,000	K1915258	2,000	K2915111	2,000	K4187520	2,000	K5430151	2,000
K104981A	2,000	K1915320	2,000	K2928248	8,000	K419613	2,000	K5434939	8,000
K10694834	50,000	K1920243	2,000	K294064	2,000	K4215745	2,000	K5449545	2,000
K1070533	4,000	K1947486	2,000	K2945274	2,000	K421664	2,000	K545896	2,000
K1083988	2,000	K1953192	2,000	K295298	2,000	K4217136K	2,000	K545962	2,000
K1097075	2,000	K195437	2,000	K296328	2,000	K4217799	2,000	K5459893	2,000
K1104705	2,000	K1960121	2,000	K297633	2,000	K422250	2,000	K5470854	2,000
K110795A	2,000	K1960261	10,000	K300419	2,000	K423150	2,000	K548934	2,000
K112448	2,000	K1973541	2,000	K301868	2,000	K425076	2,000	K549265	2,000
K112560	2,000	K197742	2,000	K304886	4,000	K4275276	2,000	K5502284	2,000
K113065A	2,000	K198347	2,000	K305378	2,000	K4288009	2,000	K5510848	2,000
K1141430	2,000	K1983563	2,000	K305571A	26,000	K4291182	2,000	K5530636	2,000
K114434	8,000	K2005654	2,000	K309039	2,000	K432356	2,000	K553319	2,000
K1145614	2,000	K2016842	2,000	K3096475	4,000	K433766	2,000	K556902	2,000
K1153765	2,000	K2029960	20,000	K3107973	4,000	K4339991	2,000	K557295	2,000
K1155024	2,000	K2030446	2,000	K310902A	2,000	K436006	2,000	K559292K	2,000
K115520	6,000	K2035200	2,000	K3112128	2,000	K4377400	2,000	K5609070	2,000
K117332	2,000	K2050226	2,000	K311251	2,000	K4381181	2,000	K5618037	16,000
K118525A	2,000	K2056372	2,000	K3122239	4,000	K4395107	2,000	K562808	2,000
K1202936	2,000	K205801	2,000	K3137805	2,000	K439698	4,000	K5628261	2,000
K1207032	4,000	K2084368	2,000	K3170047	2,000	K440090	2,000	K563326	8,000
K120988	2,000	K208603	2,000	K317252AP	2,000	K440952	2,000	K564562A	2,000
K1220187	4,000	K210128	2,000	K3173046	2,000	K4411560K	2,000	K5658306	2,000
K1222163	6,000	K2101289	2,000	K3175154	2,000	K4413059	2,000	K5664551	2,000
K1225421	2,000	K2103001	2,000	K3179486	2,000	K4414780	2,000	K5681138	2,000
K1238833	2,000	K212322	2,000	K319788	2,000	K443353A	2,000	K5703174	4,000
K124538	2,000	K2159287	2,000	K3199614	2,000	K444963	2,000	K573497	2,000
K1251317	2,000	K2174294	2,000	K321098	2,000	K445337	2,000	K573766	10,000
K1263072	4,000	K217633	2,000	K3219763	4,000	K4523350	4,000	K5740835	2,000
K127375K	2,000	K2190435	2,000	K3224678	2,000	K452349	2,000	K574179	2,000
K1274783	2,000	K2206218	2,000	K3240495	2,000	K4539893	2,000	K5774012	2,000
K1275941	2,000	K221698	2,000	K327877	4,000	K4544358	2,000	K5793588	2,000
K1279416	2,000	K222196	2,000	K3288757	2,000	K4554051	2,000	K5793769	2,000
K1290304	2,000	K222197	2,000	K3294366	2,000	K4568060	2,000	K580911	2,000
K129195	2,000	K2223236	2,000	K330980	2,000	K457312	2,000	K581522	2,000
K1311131	2,000	K222329	2,000	K331761	2,000	K464242	2,000	K5854067	2,000
K1319787	2,000	K2236532	2,000	K3341658	2,000	K464630	2,000	K5854229	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
K5859247	2,000	K7067917	2,000	K816444	2,000	L12208878	2,000	P184279	2,000
K5871018	2,000	K7091273	2,000	K820563	2,000	L165	4,000	P1843668	2,000
K587484	2,000	K709395	2,000	K821098	2,000	L22148531	10,000	P1846861	2,000
K5942071	2,000	K7095902	2,000	K821565	2,000	L381	2,000	P1856085	2,000
K5987806	2,000	K711793D	2,000	K8224250	2,000	L415	2,000	P185612	2,000
K600295	2,000	K711804	2,000	K8233071	2,000	L5745906	2,000	P1876566	2,000
K601425	2,000	K714875V	2,000	K823913	2,000	L6111592	4,000	P195858	2,000
K602585	2,000	K7181728	2,000	K8261520	2,000	LAA00153	2,000	P1961245	2,000
K603186	2,000	K719327	2,000	K8261849	2,000	LCW00157	2,000	P1970104	2,000
K608850	6,000	K720917	2,000	K829498	2,000	LKY00160	2,000	P199118V	2,000
K6104223	2,000	K721259	2,000	K829971	2,000	LM103253	2,000	P2000257	2,000
K6118313	2,000	K721350	2,000	K830825	2,000	LSY00154	2,000	P2041239	4,000
K6128998	2,000	K721350K	2,000	K831834	4,000	M10752737	6,000	P206046	2,000
K6148107	2,000	K721376	24,000	K832872	2,000	M12063519	2,000	P209423P	2,000
K6152228H	2,000	K7262736	2,000	K833367A	2,000	M12926	4,000	P2150216	2,000
K6159710	2,000	K7265018	20,000	K837369	2,000	M1303	2,000	P2155951	10,000
K617650A	2,000	K7265948	8,000	K838856	2,000	M13316227	2,000	P2187810	2,000
K6190065	2,000	K726737	2,000	K8399093	2,000	M14220014	14,000	P2189015	2,000
K6207081	2,000	K730186	2,000	K840142	2,000	M1512	2,000	P2209199	18,000
K621342	2,000	K730385	2,000	K840723	2,000	M15380995	8,000	P2232158	2,000
K621678	2,000	K730398A	2,000	K842355	2,000	M16005	6,000	P224753	2,000
K624927	2,000	K732780	2,000	K8436150	4,000	M16625080	2,000	P2300218	2,000
K627453	2,000	K7338961	2,000	K846791	2,000	M17252570	2,000	P2335232	2,000
K631566	2,000	K734593	2,000	K846838	2,000	M17402370	2,000	P2344991	2,000
K632794A	2,000	K7349890	2,000	K8472599	2,000	MU01070	2,000	P2362809	2,000
K6354203	2,000	K7355688	2,000	K849460	2,000	N10353393	20,000	P2374831	2,000
K6365752	2,000	K7367694	2,000	K851883	2,000	N12003842	4,000	P239601	2,000
K6370519	2,000	K7378386	2,000	K8522650	2,000	N22222216	4,000	P2402908	2,000
K638986	24,000	K7394659	2,000	K853450	2,000	P000168	2,000	P2407330	2,000
K6390501	2,000	K740539	2,000	K855278	2,000	P000400A	2,000	P2418618	2,000
K639293	2,000	K740909	2,000	K8563011	2,000	P0033212	2,000	P242409A	2,000
K639364	2,000	K741074	2,000	K8588627	2,000	P003551	2,000	P244547	4,000
K639870	2,000	K741579	2,000	K861749	2,000	P004388	6,000	P2450562	2,000
K639948	2,000	K7429797	2,000	K8621020	2,000	P0044893	2,000	P246055	2,000
K640741	2,000	K743662	2,000	K8621969	2,000	P0056603	4,000	P2503052	2,000
K641222	2,000	K7439172	2,000	K8622507	2,000	P009957	2,000	P2514404	2,000
K642064	2,000	K7467281	2,000	K863694	2,000	P010594	4,000	P258499	2,000
K642245	2,000	K746755	2,000	K865583	4,000	P011324	2,000	P2637549	2,000
K6432786	2,000	K748190A	2,000	K8658234	2,000	P0113550	2,000	P2643816	4,000
K644762	4,000	K749855	2,000	K8701083	2,000	P0120956	2,000	P2682765	2,000
K6464378	2,000	K7502095	2,000	K871476	2,000	P0145142	2,000	P273545	2,000
K6464513	2,000	K750389A	2,000	K8722064	2,000	P0147447	2,000	P2768058	2,000
K648247	2,000	K7524609	2,000	K8727082	26,000	P0224085	2,000	P2770222	4,000
K6483674	2,000	K7533101	2,000	K876005	2,000	P024323	2,000	P280111	8,000
K6484743	2,000	K753827	2,000	K878751	2,000	P0249088	2,000	P2876047	12,000
K6486231	2,000	K755046	2,000	K8793115	2,000	P025964	2,000	P2888266	4,000
K648924	2,000	K7550502	2,000	K8799652	2,000	P0349236	2,000	P289295	2,000
K650372	2,000	K7554753	2,000	K8808511	20,000	P0368796	4,000	P289357	2,000
K6513794	2,000	K756284	2,000	K881324	2,000	P0383744	2,000	P2900711	2,000
K6515525	2,000	K7569521	2,000	K884920A	4,000	P0416707	2,000	P2906396	2,000
K652197	2,000	K757103	2,000	K8877297	2,000	P0490338	2,000	P2926796	2,000
K6529887	2,000	K7592264	2,000	K8902674	2,000	P050264	2,000	P299257	2,000
K653034	2,000	K7595956	2,000	K8956502	2,000	P054666	2,000	P30237B	2,000
K653746	2,000	K7612168	2,000	K895707A	2,000	P060466	4,000	P311376	2,000
K6545440	2,000	K761803	2,000	K8959048	2,000	P0612778	2,000	P3162617	2,000
K658087	2,000	K7628110	2,000	K9001816	2,000	P0618865	2,000	P3443411	8,000
K6588441	2,000	K766106	2,000	K9029095	2,000	P0645897	2,000	P349644	2,000
K6594735	2,000	K766778	2,000	K903315	2,000	P0651099	2,000	P3500512	2,000
K660641	2,000	K7698062	2,000	K9085866	2,000	P065130	2,000	P350173A	2,000
K6614647	2,000	K772036A	2,000	K909184	4,000	P0694138	2,000	P3528522	2,000
K661716	2,000	K7767382	2,000	K9141863	2,000	P071037	2,000	P3544951	2,000
K6621600	2,000	K776887	2,000	K9158049	2,000	P0712942	4,000	P3570758	2,000
K662483	2,000	K7772513	4,000	K915943	2,000	P0761838	2,000	P3586034	24,000
K6626416	2,000	K7780699	2,000	K917379A	2,000	P0802828	2,000	P359336	4,000
K667941	2,000	K778961	2,000	K9214003	2,000	P0810472	4,000	P3602757	2,000
K670429	2,000	K779335	4,000	K922894	2,000	P0867504	2,000	P3636805	2,000
K670817A	4,000	K780894	2,000	K924870	2,000	P0877038	2,000	P364596	2,000
K6713319	6,000	K7817355	2,000	K9288333	2,000	P0893459	2,000	P366652	2,000
K6714269		K782227	2,000	K9303499	2,000	P093400	2,000	P369130A	2,000
A5128067	2,000	K7850069	2,000	K9306641	4,000	P0947052	2,000	P3809831	2,000
K6720145	2,000	K7860986	2,000	K9335099	2,000	P096748	2,000	P3832051	2,000
K672800	2,000	K7867352	2,000	K9336788	2,000	P0968734	2,000	P384162	2,000
K6747310	2,000	K7873808	2,000	K9365222	10,000	P0971794	2,000	P385947	2,000
K6756263	2,000	K788282	10,000	K9414622	2,000	P1020610	2,000	P3875605	24,000
K676139	6,000	K7904223	8,000	K943044	2,000	P102795A	2,000	P392562	2,000
K6781527	2,000	K791014	4,000	K943873P	2,000	P105209	2,000	P3966082	2,000
K681240	2,000	K791635	2,000	K9471480	2,000	P109300	2,000	P3994884	2,000
K681627	2,000	K795532	2,000	K9486526	2,000	P114194	2,000	P400304	2,000
K6823246	2,000	K795586	2,000	K9487581	2,000	P1167638	2,000	P4042763	2,000
K685009A	2,000	K796966	2,000	K9500219	2,000	P12053168	12,000	P4044197	2,000
K6854443	2,000	K797209	2,000	K9514546	4,000	P120732	2,000	P4106478	2,000
K6867634	8,000	K7983107	2,000	K9558039	2,000	P1234467	2,000	P4172411	10,000
K689993	2,000	K7993617	2,000	K9588639	2,000	P1279355	2,000	P4224152	4,000
K690558	4,000	K7997884	2,000	K9595392	2,000	P1288613	10,000	P424505	2,000
K6910416	2,000	K8002037	2,000	K9601791	2,000	P1291738	2,000	P4263476	8,000
K6916163	2,000	K8007772	2,000	K961135A	2,000	P130474	2,000	P4312779	2,000
K692536	2,000	K801079	2,000	K961368	2,000	P134932	2,000	P431610	2,000
K693297	2,000	K8015058	2,000	K9661662	2,000	P1371138	6,000	P432070	2,000
K694276	2,000	K8019290	2,000	K967556	2,000	P1385880	2,000	P4459494	2,000
K6963986	2,000	K8021635	2,000	K9692835	2,000	P1404516	2,000	P449034	2,000
K696560	2,000	K802698	2,000	K9714987	2,000	P1411644	2,000	P4608058	26,000
K6971288	8,000	K806797A	2,000	K9730389	2,000	P1430754	2,000	P467131	2,000
K6981690	2,000	K808808	2,000	K9774645	2,000	P1431971	2,000	P471926	2,000
K6993222	2,000	K810537	2,000	K9801863	2,000	P1489112	2,000	P4775558	2,000
K7000898	10,000	K8107084	2,000	K980604	2,000	P1619237	2,000	P481061	2,000
K7002602	2,000	K811960	2,000	K981666	2,000	P163679	2,000	P4900611	2,000
K700680	6,000	K8121389	2,000	K9844023	2,000	P1645955	4,000	P490336A	2,000
K7022468	2,000	K8138281	4,000	K9860258	4,000	P1684640	6,000	P4954444	2,000
K702899	2,000	K813829A	2,000	K986153	2,000	P1714655	2,000	P4988500	2,000
K703144	10,000	K8139466	2,000	K9886397	2,000	P1759217	2,000	P5018963	26,000
K7040318	2,000	K814056	2,000	L001482	2,000	P1784971	2,000	P5175627	2,000
K706263	2,000	K816262A	2,000	L0033475	2,000	P1821230	2,000	P5181163	2,000
K7066511	2,000	K8164223	4,000	L0036572	2,000	P1828693	12,000	P5201253	2,000

Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted	Identification document number	Number of Hong Kong Offer Shares allotted
P5212697	2,000	P849376	2,000	R4893564	2,000	Z0781348	2,000	Z446522	2,000
P530076	2,000	P8510192	2,000	S0617335G	24,000	Z0787656	2,000	Z450204	2,000
P5306306	8,000	P852519A	20,000	S1174578D	168,000	Z0826309	2,000	Z4502869	2,000
P5330290	2,000	P855816	2,000	S2105	2,000	Z084726	2,000	Z4538014	2,000
P5348319	2,000	P8599622	2,000	S2677635Z	14,000	Z0868354	2,000	Z4569513	2,000
P5370454	2,000	P8631984	2,000	SS0127344	2,000	Z0878295	2,000	Z459509	8,000
P5411215	2,000	P8667180	2,000	SS0127345	2,000	Z089103	2,000	Z4644280	2,000
P5426891	20,000	P8709037	2,000	T0008995	2,000	Z0944468	2,000	Z4662564	2,000
P544422	2,000	P881490	2,000	T0017129	2,000	Z095000A	2,000	Z471284	2,000
P5452035	2,000	P8832459	8,000	TKS00056	2,000	Z1025407	2,000	Z4761600	2,000
P545521	2,000	P897942	2,000	V0017973	2,000	Z1030125	2,000	Z4804520	2,000
P548134	2,000	P898807	2,000	V0035718	2,000	Z1092260	4,000	Z482371	2,000
P5484328	2,000	P9059885	10,000	V004115	2,000	Z113163	2,000	Z4859619	2,000
P552173	2,000	P909640	2,000	V0042439	2,000	Z113301	2,000	Z4871503	2,000
P5537553	2,000	P9111429	2,000	V004858	2,000	Z1156366	2,000	Z487328A	2,000
P5606717	2,000	P9167114	2,000	V006721	2,000	Z116280	2,000	Z5001359	2,000
P5611303	2,000	P9178701	2,000	V0068322	20,000	Z1193296	2,000	Z5007896	2,000
P5621139	2,000	P9268018	2,000	V0075450	2,000	Z1214153	2,000	Z5050856	2,000
P5628141	2,000	P928699	2,000	V0090808	2,000	Z1252713	2,000	Z507706	2,000
P563876	2,000	P9379480	2,000	V009840A	2,000	Z1266463	2,000	Z5204349	2,000
P5663273	2,000	P9403195	2,000	V0105864	2,000	Z1322193	2,000	Z520547	2,000
P5683894	2,000	P9425091	76,000	V011981	2,000	Z1346149	2,000	Z5227667	2,000
P5745016	12,000	P9570466	16,000	V013946	2,000	Z1413083	2,000	Z5232873	2,000
P575404	2,000	P9627840	2,000	V0166588	2,000	Z146157	2,000	Z5238863	2,000
P575638	2,000	P9632240	2,000	V016865	2,000	Z161882	2,000	Z536660	2,000
P5757677	14,000	P9678720	2,000	V0179418	2,000	Z1623630	2,000	Z5403414	2,000
P576164	2,000	P972385	2,000	V0180203	2,000	Z1668057	2,000	Z542484	2,000
P5776043	2,000	P977985	12,000	V029367	2,000	Z1788214	2,000	Z5427070	2,000
P5804209	2,000	P9813679	20,000	V0313769	2,000	Z1829751	2,000	Z5483426	2,000
P5811760	2,000	P9833904	10,000	V0314706	4,000	Z1849361	2,000	Z548578	2,000
P5814530	42,000	P9835702	2,000	V031723	2,000	Z198241A	2,000	Z5493057	2,000
P5842275	2,000	P9850620	2,000	V0335479	2,000	Z198277	2,000	Z5496331	2,000
P5874711	2,000	P9914254	2,000	V0352497	10,000	Z1983041	2,000	Z556153	2,000
P5977472	2,000	P9926538	2,000	V035483	2,000	Z199123	2,000	Z602073A	2,000
P600821	2,000	P9947705	2,000	V0378364	2,000	Z199414	2,000	Z6044124	2,000
P611761	2,000	P997348	2,000	V0389013	2,000	Z2011396	2,000	Z610111	2,000
P6119615	2,000	PC494534	2,000	V0391530	2,000	Z201459A	6,000	Z6127011	2,000
P613181A	2,000	Q20012148	2,000	V0399051	2,000	Z2067189	2,000	Z6151826	2,000
P619380	2,000	R0000638	2,000	V0400696	2,000	Z2103630	2,000	Z620280	2,000
P6198981	2,000	R000174A	2,000	V0400963	2,000	Z214009	2,000	Z627285	2,000
P6205376	2,000	R006007	2,000	V0455377	2,000	Z219481	4,000	Z6295526	2,000
P6237502	2,000	R0112169	2,000	V047519	2,000	Z221598	2,000	Z6318909	2,000
P626400	2,000	R016070	2,000	V0495069	2,000	Z2275563	2,000	Z6335609	2,000
P6266936	4,000	R016837	2,000	V0522074	2,000	Z229391A	10,000	Z637883	2,000
P627007	2,000	R0200327	2,000	V0625396	2,000	Z2312841	2,000	Z649058	2,000
P627440	2,000	R0290458	4,000	V0702617	2,000	Z2333962	2,000	Z6530770	2,000
P62986	4,000	R0360111		V0915785	2,000	Z237825	2,000	Z6545670	2,000
P6304803	2,000	D3002951	2,000	V0978507	2,000	Z2388309	2,000	Z6620885	2,000
P6331304	24,000	R048109	2,000	V10010072	10,000	Z2462355	2,000	Z688686	2,000
P6417829	2,000	R051898A	2,000	V1099485	2,000	Z253716	2,000	Z6914307	2,000
P6432089	2,000	R0547521	2,000	V144607	2,000	Z2544355	2,000	Z700895	2,000
P644592A	2,000	R0557519	6,000	VN223916	2,000	Z261242A	2,000	Z7030798	2,000
P6480911	2,000	R0612366	2,000	W01836484	2,000	Z263285	2,000	Z7048018	4,000
P6490127	12,000	R063820	2,000	W043	2,000	Z2635616	2,000	Z7050748	2,000
P652577A	2,000	R065407	2,000	W04940622	12,000	Z264304	2,000	Z7157763	2,000
P6533780	2,000	R0681597	2,000	W06390369	2,000	Z2701740	2,000	Z7295333	2,000
P653990	2,000	R087681	2,000	W07626567	2,000	Z2775736	2,000	Z7335602	2,000
P657927	2,000	R087682	2,000	W09601857	2,000	Z2808499	2,000	Z7356162	6,000
P6580134	2,000	R0887179	2,000	W1217944	2,000	Z2823013	2,000	Z737474	2,000
P6693664	2,000	R091683	2,000	W20004441	8,000	Z2832462	2,000	Z7397306	2,000
P6702388	2,000	R0936129	2,000	W20035621	2,000	Z289724	2,000	Z7427205	2,000
P6709307	2,000	R1082387	2,000	X01004050	34,000	Z2931983	2,000	Z757535	2,000
P6766734	2,000	R1121838	2,000	XA187012A	2,000	Z298291A	2,000	Z7644761	2,000
P681120	2,000	R1202935	6,000	XA5553854	2,000	Z3013155	2,000	Z7716851	2,000
P681156A	2,000	R1224386	16,000	XA781003A	2,000	Z3029302	2,000	Z7732741	2,000
P682422A	2,000	R1228780	2,000	XA7895248	2,000	Z3077641	2,000	Z7733543	2,000
P682652	4,000	R138373	10,000	XA8096926	4,000	Z309463	2,000	Z7931515	2,000
P685202	4,000	R1389091	2,000	XD110932A	18,000	Z3106222	2,000	Z8033375	2,000
P6854684	2,000	R1611967	2,000	XD8184785	20,000	Z3212107	2,000	Z810989	2,000
P6874588	2,000	R174706	4,000	XE4197087	14,000	Z321790	2,000	Z8126306	2,000
P6939574	2,000	R177551	2,000	XE910275	2,000	Z3283470	2,000	Z8157317	2,000
P6968876	2,000	R1785353	2,000	Y22039559	2,000	Z329693	2,000	Z820045A	2,000
P7019681	2,000	R183495	2,000	Z000931	2,000	Z3305806	2,000	Z8232297	8,000
P7057303	2,000	R1917977	2,000	Z0036499	2,000	Z3321461	4,000	Z8278920	2,000
P7061696	2,000	R1930949	2,000	Z0036944	2,000	Z3340385	2,000	Z8282049	2,000
P7073392	2,000	R2262362	2,000	Z0054152	2,000	Z343827	2,000	Z843500	2,000
P7082146	4,000	R2367571	6,000	Z011675	2,000	Z365312A	2,000	Z8442569	2,000
P7238154	2,000	R258177	2,000	Z0126153	2,000	Z365508	2,000	Z8551953	2,000
P730579A	2,000	R2596996	2,000	Z0134105	2,000	Z368525	8,000	Z8554995	2,000
P7366950	2,000	R2620374	2,000	Z0159663	2,000	Z3693725	2,000	Z8572829	2,000
P7389187	2,000	R2651512	2,000	Z0167100	2,000	Z373538	2,000	Z9037588	2,000
P742095	2,000	R2660902	2,000	Z022468	2,000	Z373547	2,000	Z9133802	2,000
P749758	2,000	R2723890	2,000	Z023526	4,000	Z3756034	2,000	Z914068A	2,000
P753745	4,000	R284552A	2,000	Z0235262	4,000	Z382188A	2,000	Z9422707	2,000
P759372	2,000	R2879742	2,000	Z0282023	2,000	Z383273	2,000	Z9486330	2,000
P772298	2,000	R3270849	2,000	Z031737	2,000	Z383546	2,000	Z9789236	2,000
P7806268	2,000	R3297747	2,000	Z033152	8,000	Z3903037	2,000		
P783048	2,000	R3335673	2,000	Z0348393	2,000	Z3972616	2,000		
P805535	2,000	R338649	2,000	Z038187	2,000	Z3994156	2,000		
P8059911	2,000	R341279	2,000	Z038920	2,000	Z402386	10,000		
P807712A	2,000	R3479128	2,000	Z0413764	2,000	Z4034490	4,000		
P808066	2,000	R3539856	2,000	Z0425002	2,000	Z4088635	2,000		
P81031	2,000	R3580082	4,000	Z0580180	2,000	Z4127421	20,000		
P815759A	2,000	R3762628	2,000	Z058434	2,000	Z4127464	2,000		
P816100	2,000	R3782122	2,000	Z0584453	2,000	Z413199	2,000		
P8175660	2,000	R3819956	2,000	Z0593126	2,000	Z4154356	2,000		
P830591	2,000	R3865077	2,000	Z0610462	2,000	Z4260393	2,000		
P8314571	2,000	R3865095	2,000	Z0611329	2,000	Z428995	2,000		
P834873	2,000	R3876852	6,000	Z0615030	2,000	Z429189	2,000		
P836855	2,000	R3882577	2,000	Z069561	2,000	Z4360398	2,000		
P836876	4,000	R4297503	4,000	Z070301	8,000	Z4377770	2,000		
P8419518	10,000	R4498509	2,000	Z0748537	2,000	Z437920	2,000		
P8476938	2,000	R4890700	2,000	Z0776352	2,000	Z445306A	2,000		

COLLECTION/DESPATCH OF SHARE CERTIFICATES AND REFUND OF APPLICATION MONIES

H Share certificates for wholly or partially successful applications on **WHITE** Application Forms and refund cheques in respect of wholly or partially unsuccessful applications on **WHITE** and **YELLOW** Application Forms (without interest and together with the related brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005% attributable to the unsuccessful applications) are expected to be despatched by ordinary post to those entitled to the address specified in their Application Forms at their own risk on Thursday, 14 December 2006. Applicants who have applied on **WHITE** Application Forms for 1,000,000 Hong Kong Offer Shares or above and have indicated in their Application Forms they wish to collect their refund cheque(s) (where applicable) and share certificate(s) (where applicable) in person may do so from Computershare Hong Kong Investor Services Limited, the H Share Registrar at Rooms 1712–1716, 17/F Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, from 9:00 a.m. to 1:00 p.m. on Thursday, 14 December 2006 or any other date notified by the Company in the newspapers as the date of despatch of refund cheque(s) and/or the H Shares certificate(s) (where applicable). Applicants who have applied on **YELLOW** Application Forms for 1,000,000 Hong Kong Offer Shares or above and have indicated in their Application Forms they wish to collect their refund cheque(s) (where applicable) in person may do so from Computershare Hong Kong Investor Services Limited at the above address at the above times. Applicants being individuals who opt for personal collection must not authorise any other person to make their collection on their behalf. Applicants being corporations which opt for personal collection must attend by their authorised representatives bearing a letter of authorisation from their corporation stamped with the corporation's chop. Both individuals and authorised representatives (if applicable) must produce, at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited. Uncollected refund cheque(s) and/or share certificate(s) will be despatched by ordinary post at the applicants' own risk to the address specified in the relevant Application Forms promptly thereafter. H Share certificates will only become valid certificates of title if the Global Offering has become unconditional in all respects and neither of the Underwriting Agreements has been terminated in accordance with its terms, which is expected to be at around 8:00 a.m. on Friday, 15 December 2006.

For enquiries, please call Computershare Hong Kong Investor Services Limited at (852) 2862 8555.

Refund monies for wholly or partially unsuccessful applications (without interest and together with the related brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005% attributable to the unsuccessful applications) in respect of **electronic application instructions** made through HKSCC will be credited to the designated bank accounts of the relevant CCASS Participants on Thursday, 14 December 2006. Applicants applying by giving **electronic application instructions** to HKSCC through their designated CCASS Participants (other than CCASS Investor Participants) may (where applicable) check the refund amount through their designated CCASS Participants. Applicants applying as CCASS Investor Participants can check the amount of refund monies payable to them via the CCASS Phone System or the CCASS Internet System on Thursday, 14 December 2006 or in the activity statements made available to them by HKSCC.

DEPOSIT OF H SHARE CERTIFICATES INTO CCASS

For those wholly or partially successful applicants using **YELLOW** Application Forms and applying by giving **electronic application instructions** to HKSCC who are allotted Hong Kong Offer Shares in the name of HKSCC Nominees, the allotted Hong Kong Offer Shares will be deposited directly into CCASS for credit to their CCASS Investor Participant stock accounts or their designated CCASS Participants' stock accounts at the close of business on Thursday, 14 December 2006 or under a contingent situation, on any other date as shall be determined by HKSCC or HKSCC Nominees.

Applicants using **YELLOW** Application Forms (and who are CCASS Investor Participants) and applicants applying by giving **electronic application instructions** to HKSCC should check the results of the Hong Kong Public Offering published herein and report any discrepancies to HKSCC before 5:00 p.m. on Thursday, 14 December 2006 or such other date as shall be determined by HKSCC or HKSCC Nominees. For CCASS Investor Participants applying by giving **electronic application instructions** to HKSCC, they can also check the application results via the CCASS Phone System and CCASS Internet Systems.

Applicants applying (whether using **YELLOW** Application Forms or by way of **electronic application instructions** to HKSCC) through their designated CCASS Participants (other than CCASS Investor Participants) can arrange with their designated CCASS Participants to advise them of the number of Hong Kong Offer Shares allotted under their applications. For CCASS Investor Participants, they can also check their new account balance via the CCASS Phone System and CCASS Internet System after the credit of the Hong Kong Offer Shares to their stock accounts. HKSCC will also make available to such applicants activity statements showing the number of Hong Kong Offer Shares credited to their CCASS Investor Participant stock accounts.

INTERNATIONAL PLACING

The International Placing Shares initially available to certain professional, institutional, corporate and other investors under the International Placing have been very significantly over-subscribed. The International Placing is in compliance with the placing guidelines for equity securities as set out in Appendix 6 to the Listing Rules and no placee under the International Placing will be a substantial shareholder of the Company within the meaning of the Listing Rules. The Company confirms that immediately after the Global Offering, the number of Shares in public hands will satisfy the minimum percentage prescribed by Rule 8.08 of the Listing Rules.

As part of the International Placing, the Strategic Investor, JJ Co-Invest Holdings Limited, and the Cornerstone Investors, namely Will Rich Investments Limited and South Valley Holdings Limited have in aggregate agreed to subscribe for 106,170,000, 70,780,000 and 70,780,000 H Shares at the Offer Price, respectively. Such number of H Shares would represent approximately 9.65%, 6.43% and 6.43%, respectively of the total number of the H Shares initially available under the Global Offering or approximately 2.41%, 1.61% and 1.61%, respectively of the entire issued share capital of the Company immediately after the Global Offering (assuming the Over-allotment Option is not exercised).

COMMENCEMENT OF DEALINGS

Dealings in the H Shares on the main board of the Stock Exchange are expected to commence at 9:30 a.m. on Friday, 15 December 2006. Shares will be traded in board lots of 2,000 H Shares.

By order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited*
Chen Wenjun
Executive Director

Hong Kong, 14 December 2006

As at the date of this announcement, the Directors are:

Executive Directors: Yu Minliang, Chen Wenjun, Yang Weimin, Chen Hao, Yuan Gongyao, Xu Zurong, Han Min and Kang Ming
Non-executive Directors: Shen Maoxing
Independent non-executive Directors: Ji Gang, Xia Dawei, Sun Dajian, Rui Mingjie, Yang Menghua, Tu Qiyu, Shen Chengxiang and Lee Chung Bo

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in ***South China Morning Post***

*Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the prospectus dated 30 November 2006 (the "**Prospectus**") issued by the Company.*


Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

EXERCISE OF OVER-ALLOTMENT OPTION

The Company announces that the Over-allotment Option referred to in the Prospectus was exercised in full by the Joint Global Coordinators on behalf of the International Underwriters on 18 December 2006 in respect of an aggregate of 165,000,000 H Shares, representing 15% of the initial size of the Global Offering. The 165,000,000 H Shares will be issued and allotted by the Company at HK$2.20 per H Share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%), being the Offer Price per H Share under the Hong Kong Public Offering and the International Placing.

According to approvals issued by SSF dated 10 April 2006, the Promoters are required to have 16,500,000 Domestic Shares, representing 10% of the number of H Shares issued by the Company pursuant to the exercise of the Over-allotment Option, converted into an equal number of H Shares and to transfer such H Shares to SSF. Neither the Promoters nor the Company will receive any proceeds from the transfer of the H Shares to SSF or from any subsequent disposal of such H Shares by SSF. It is expected that relevant share certificates will be issued to SSF by 20 December 2006.

The Company announces that the Over-allotment Option referred to in the Prospectus was exercised in full by the Joint Global Coordinators on behalf of the International Underwriters on 18 December 2006 in respect of an aggregate of 165,000,000 H Shares (the "**Over-allotment Shares**"), representing 15% of the initial size of the Global Offering. The Over-allotment Shares will be issued and allotted by the Company at HK$2.20 per H Share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%), being the Offer Price per H Share under the Hong Kong Public Offering and the International Placing. The Over-allotment Shares will be used to cover, among other things, over-allocations in the International Placing.

According to approvals issued by SSF dated 10 April 2006, the Company is required to have 16,500,000 Domestic Shares, representing 10% of the number of H Shares issued by the Company pursuant to the exercise of the Over-allotment Option, converted into an equal number of H Shares and to transfer such H

Shares to SSF. Neither the Promoters nor the Company will receive any proceeds from the transfer of the H Shares to SSF or from any subsequent disposal of such H Shares by SSF. It is expected that the relevant share certificates will be issued to SSF by 20 December 2006.

Immediately after the issuance and allotment of the Over-allotment Shares and the completion of the Conversion, the number of H Shares in public hands represents 30.48% of the total issued share capital of the Company and the number of shares of the Company held in public hands will represent at least 25% of the total issued share capital of the Company.

Listing of and permission to deal in the Over-allotment Shares and the H shares to be held by SSF upon the completion of the Conversion (the "**Converted H Shares**") have already been granted by the Listing Committee of the Stock Exchange. Listing of and dealings in the Over-allotment Shares are expected to commence on the Main Board of the Stock Exchange at 9:30 a.m. on 20 December 2006, whereas the Listing of and dealings in the Converted H Shares are expected to commence on the Main Board of the Stock Exchange by 22 December 2006.

The shareholding structure of the Company immediately before the issue by the Company of the Over-allotment Shares and after the issuance and allotment of the Over-allotment Shares and the completion of the Conversion are as follows:

	Immediately before the issue of the Over-allotment Shares		**Immediately after the issue of the Over-allotment Shares and the completion of the Conversion**	
	Number of Shares	**Percentage of the Company's issued share capital**	**Number of Shares**	**Approximate percentage of the Company's enlarged issued share capital**
Domestic Shares in issue	3,190,000,000	72.50%	3,173,500,000	69.52%
H Shares converted from Domestic Shares and held by SSF	110,000,000	2.5%	126,500,000	2.77%
H Shares issued and/or offered under the Global Offering	1,100,000,000	25.0%	1,265,000,000	27.71%
Total number of Shares	**4,400,000,000**	**100.00%**	**4,565,000,000**	**100.00%**

The net proceeds of approximately HK$353.9 million from the issue of 165,000,000 H Shares by the Company pursuant to the exercise of the Over-allotment Option will be used by the Company in the manner set out in the section headed "Future Plans and Use of Proceeds" in the Prospectus.

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited*
Chen Wenjun
Executive Director

PRC, 18 December 2006

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in ***South China Morning Post.***

*Unless otherwise defined herein, terms used in this announcement shall have the same meanings as those defined in the prospectus dated 30 November 2006 (the "**Prospectus**") issued by the Company.*


Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

STABILISING ACTIONS AND END OF STABILISING PERIOD

The Company announces that the stabilising period in connection with the Global Offering ended on 6 January 2007.

The only stabilising actions undertaken during the stabilising period were over-allocations made in the International Placing and the exercise in full of the Over-allotment Option referred to in the Prospectus in respect of an aggregate of 165,000,000 additional H Shares, which were used to cover, among other things, over-allocations in the International Placing.

The Company makes this announcement pursuant to Section 9(2) of the Securities and Futures (Price Stabilising) Rules (Cap. 571W of the Laws of Hong Kong) and announces that the stabilising period in connection with the Global Offering ended on 6 January 2007.

The only stabilising actions undertaken during the stabilising period were over-allocations made in the International Placing and the exercise in full by the Joint Global Coordinators on behalf of the International Underwriters on 18 December 2006 of the Over-allotment Option referred to in the Prospectus in respect of an aggregate of 165,000,000 additional H Shares (the "**Over-allotment Shares**"). Pursuant to the exercise of the Over-allotment Option, the Company allotted and issued the Over-allotment Shares at HK$2.20 per H Share (exclusive of brokerage of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%), being the Offer Price per H Share under the Global Offering. The Over-allotment Shares were used to cover, among other things, over-allocations in the International Placing.

The details of the exercise of the Over-allotment Option are more particularly described in the Company's announcement dated 18 December 2006.

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited*
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

PRC, 8 January 2007

As at the date of this announcement, the executive Directors are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please also refer to the published version of this announcement in ***South China Morning Post***

Execution Copy

Dated 29 November 2006

上海锦江国际酒店（集团）股份有限公司

(SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED)

and

THE WARRANTING SHAREHOLDERS (as defined herein)

and

BNP PARIBAS PEREGRINE CAPITAL LIMITED

and

UBS AG

and

THE HONG KONG UNDERWRITERS (as defined herein)

HONG KONG UNDERWRITING AGREEMENT

relating to Hong Kong Public Offering consisting of 110,000,000 H Shares (subject to adjustment) of RMB 1.00 each in the capital of 上海锦江国际酒店（集团）股份有限公司 (SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED)

12/136415_1

TABLE OF CONTENTS

Contents **Page**

THIS AGREEMENT is made on 29 November 2006

BETWEEN:

(1) 上海锦江国际酒店（集团）股份有限公司 **(SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED)**, a company incorporated in the PRC whose legal address is at Room 316- 318, No 24 Yang Xin Dong Road, Shanghai, PRC(the "**Company**");

(2) **THE PERSONS** whose names and addresses are stated in Part A of Schedule 1 (the "**Warranting Shareholders**");

(3) **BNP PARIBAS PEREGRINE CAPITAL LIMITED,** a company incorporated under the laws of Hong Kong whose registered address is at 61/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong ("**BNP**");

(4) **UBS AG**, a company incorporated under the laws of Switzerland and acting through its business group UBS Investment Bank, whose principal place of business in Hong Kong is at 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong ("**UBS**"); and

(5) **THE HONG KONG UNDERWRITERS** (as defined herein).

WHEREAS:

(A) The Company was incorporated in the PRC as a joint stock limited company on 11 January 2006. As at the date hereof, the Company has a share capital of RMB3,300,000,000 made up of 3,300,000,000 Domestic Shares, of which 3,135,000,000 are held by Jin Jiang International and 165,000,000 are held by Huating Group, both being promoters of the Company.

(B) The Company was registered as an overseas company in Hong Kong under Part XI of the Companies Ordinance on 17 July 2006. Immediately upon completion of the Global Offering and prior to exercise of the Over-allotment Option, the share capital of the Company will be comprised of 4,400,000,000 Shares, divided into 3,190,000,000 Domestic Shares and 1,210,000,000 H Shares.

(C) The Company has agreed to offer for subscription the Offer Shares pursuant to the Global Offering, with the Hong Kong Offer Shares being offered pursuant to the Hong Kong Public Offering, and the International Placing Shares being offered pursuant to the International Placing.

(D) The Warrantors and the International Underwriters are expected to enter into the International Underwriting Agreement providing for the International Underwriters to subscribe for, or procure the subscription of, the International Placing Shares on the terms and subject to the conditions set out therein.

(E) The Company is expected to grant to the International Underwriters, exercisable at the discretion of the Joint Global Coordinators (on behalf of the International Underwriters), the Over-allotment Option, to require the Company to allot and issue up to 165,000,000 H Shares, subject to and on the terms of the International Underwriting Agreement.

(F) At a meeting of the Board held on 20 November 2006, resolutions were passed pursuant to which, inter alia, the Directors were authorised to agree and sign on behalf of the Company this Agreement and all the other relevant documents in connection with the Global Offering.

(G) Immediately prior to the Global Offering, Jin Jiang International and Huating Group, the two Warranting Shareholders, respectively own in aggregate 3,135,000,000 Domestic Shares and 165,000,000 Domestic Shares which represent 95% and 5% of the existing issued share capital of the Company.

(H) The Hong Kong Underwriters have severally agreed to underwrite the Hong Kong Offer Shares, on the terms and subject to the conditions set out herein.

(I) The Company has appointed BNP to act as the sole sponsor in respect of the Global Offering, and have appointed. BNP and UBS as the joint global coordinators, joint bookrunners and joint lead managers in respect of the Global Offering.

(J) The Sponsor, on behalf of the Company, has submitted a formal application to the Stock Exchange on 27 June 2006 for listing of and permission to deal in the H Shares to be issued under the Global Offering as described in the Prospectus.

(K) The Warrantors have agreed to give the representations, warranties and undertakings contained in this Agreement.

IT IS HEREBY AGREED as follows:

1 INTERPRETATION

1.1 Definitions

In this Agreement (including the Recitals and the Schedules), the following expressions shall, unless the context otherwise requires, have the following meanings:

"Acceptance Date" the date on which the Application Lists close in accordance with the provisions of Clause 3.1.2;

"Accepted Hong Kong Public Offering Applications" Hong Kong Public Offering Applications which have been accepted (whether in whole or in part) pursuant to the provisions of Clause 3.1.3;

"Accounts" the audited combined financial statements of the Group for the three years ended the Accounts Date contained in the accountants' report received from PwC and attached as Appendix I to the Prospectus;

"Accounts Date" 30 June 2006;

"Affiliate" in relation to a particular company, any other company or other entity which is its holding company or subsidiary, or any subsidiary of its holding company or which directly or indirectly through one or more intermediaries, controls or is controlled by, or is under

common control with, such company. For the purposes of this definition, the term "control" (including the terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise;

"Agreement Among Hong Kong Underwriters"	the agreement expected to be entered into on the date hereof between the Joint Global Coordinators and the Hong Kong Underwriters governing certain rights and obligations as between the Hong Kong Underwriters in relation to the Hong Kong Public Offering;
"Application Forms"	the white and yellow application forms on which Hong Kong Public Offering Applications may be made, which are in agreed form and where the context requires, the form of application for the Hong Kong Offer Shares for use by CCASS in making a bulk share application as agent on behalf of applicants;
"Application Lists"	the application lists referred to in Clause 3.1.2;
"Approvals"	includes all approvals, sanctions, orders, franchises, clearances, declarations, qualifications, licences, permits, certificates, consents, permissions, authorisations, filings and registrations and **"Approval"** shall be construed accordingly;
"Articles of Association"	the articles of association of the Company adopted by the Company on 19 November 2006;
"Board"	the board of directors of the Company;
"Brokerage"	brokerage of 1% of the Offer Price in respect of the Offer Shares payable by successful applicants to members of the Stock Exchange or the Hong Kong Underwriters or otherwise pursuant to the Listing Rules;
"Brokerage, Fees and Levies"	the Brokerage, the Trading Fee and the Transaction Levy;
"Business Day"	any day (other than a Saturday or Sunday) on which licensed banks in Hong Kong are generally open for business;
"CCASS"	the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited;

"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"Conditions"	the conditions set out in Clause 2.1.1;
"Conditions Precedent Documents"	the documents listed in Schedule 3;
"Corporate Reorganisation"	the reorganisation of the Company for the purpose of the listing of the H Shares on the Stock Exchange as defined and described in the Prospectus;
"Directors"	the directors of the Company whose names are set out in the section headed "Directors, Supervisors and Parties Involved in the Offering" in the Prospectus;
"Disclosure Package"	the Preliminary Offering Circular as supplemented by the final pricing terms set out in the Price Determination Agreement;
"Domestic Shares"	ordinary shares in the share capital of the Company with a nominal value of RMB 1.00 each, which are subscribed for and paid in Renminbi;
"Encumbrance"	any pledge, charge, lien, mortgage, option, restriction, right of first refusal, security interest, claim, pre-emption rights, equity interest, third party rights or interests or rights of the same nature as that of the foregoing or other encumbrances or security interest of any kind or another type of preferential arrangement (including without limitation, retention arrangement) having similar effect;
"Final Offering Circular"	the final offering circular to be issued by the Company in connection with the International Placing and any supplement or amendment thereto published in accordance with the International Underwriting Agreement and applicable law;
"Force Majeure Expiry Date"	the Listing Date;
"Formal Notice"	the formal notice to be published in connection with the Hong Kong Public Offering, substantially in agreed form required under Rule 12.02 of the Listing Rules (as amended or supplemented);
"Global Offering"	the Hong Kong Public Offering and the International Placing;
"Governmental	any public, regulatory, taxing, administrative or governmental, agency or authority, any self-regulatory

Authority"	organisation or any securities exchange authority, other authority and any court at the national, provincial, municipal or local level of all relevant jurisdictions, including (without limitation) Hong Kong and the PRC (as the case may be);
"Group"	the Company and its subsidiaries, and, where the context refers to any time prior to the effective date of the Corporate Reorganisation, those entities or businesses which were contributed to, and/or became part of, the Group pursuant to the Corporate Reorganisation;
"Group Company"	a member of the Group;
"H Shares"	the overseas listed foreign invested shares in the share capital of the Company with a nominal value of RMB1.00 each, which are proposed to be listed and traded on the Main Board and subscribed for and traded in Hong Kong dollars;
"Hong Kong dollar", "HK dollar" and "HK$"	Hong Kong dollar, the lawful currency of Hong Kong;
"holding company"	has the meaning ascribed thereto in section 2 of the Companies Ordinance;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Offer Shares"	the 110,000,000 H Shares initially being offered for subscription by the Company pursuant to the Hong Kong Public Offering, as adjusted in accordance with Clauses 2.3 and 2.4;
"Hong Kong Public Offering"	the offer of the Hong Kong Offer Shares for subscription pursuant to the terms and conditions set out in the Hong Kong Public Offering Documents;
"Hong Kong Public Offering Applications"	valid applications for Hong Kong Offer Shares made on Application Forms (including, without limitation and for the avoidance of doubt, applications made on Application Forms by HKSCC Nominees Limited on behalf of applicants who have given electronic application instructions) and accompanied by cheques or cashier's orders for the full amount payable on application which are honoured on first (or, at the Sponsor's option, subsequent) presentation and otherwise in compliance with the terms of the Hong Kong Public Offering Documents;
"Hong Kong Public	application moneys (including the Brokerage, Fees and

Offering Application Moneys"	Levies) received in respect of Hong Kong Public Offering Applications;
"Hong Kong Public Offering Documents"	the Prospectus and the Application Forms;
"Hong Kong Public Offering Over-Subscription"	a situation where the aggregate number of Hong Kong Offer Shares being applied for under Hong Kong Public Offering Applications is greater in number than the aggregate number of the initial Hong Kong Offer Shares;
"Hong Kong Public Offering Under-Subscription"	has the meaning attributed thereto in Clause 3.4.2;
"Hong Kong Public Offering Underwriting Commitment"	in relation to a Hong Kong Underwriter, the maximum number of Hong Kong Offer Shares the application for which such Hong Kong Underwriter has agreed to underwrite pursuant to the terms of this Agreement, as shown opposite the name of that Hong Kong Underwriter in Schedule 2, subject to adjustment as set out in Clauses 2.3 and 2.4;
"Hong Kong Underwriters"	the underwriters whose names and addresses are listed in Schedule 2, being the several underwriters of the Hong Kong Public Offering;
"Huating Group"	上海市华亭（集团）有限公司 (Shanghai Huating Group Company Limited)
"Indemnified Person"	has the meaning ascribed thereto in Clause 7.1;
"International Placing"	the conditional placing of the International Placing Shares for and on behalf of the Company to professional, institutional, corporate and other investors in Hong Kong and elsewhere in the world outside the United States and to QIBs in the United States on and subject to the terms of the International Placing Documents and the International Underwriting Agreement, as further described in the section headed "Structure of the Global Offering" in the Prospectus;
"International Placing Documents"	the Disclosure Package, the Final Offering Circular, the Supplemental Offering Materials, the Press Announcement, the Formal Notice, the Roadshow Materials and any other document published or issued by or on behalf of the Company or International Underwriters for the purposes of or in connection with the Global Offering;

"International Placing Shares"	the 990,000,000 H Shares initially offered for sale by the Company under the International Placing, subject to adjustment as provided in this Agreement and the International Underwriting Agreement together, where relevant, with any additional H Shares which may be issued pursuant to the exercise of the Over-allotment Option;
"International Underwriters"	the underwriters to be identified in the International Underwriting Agreement as being the several underwriters of the International Placing;
"International Underwriting Agreement"	an international underwriting agreement to be entered into on the Price Determination Date among the Company, the Warranting Shareholders, the Joint Global Coordinators and the International Underwriters;
"Jin Jiang Hotels Development"	上海锦江国际酒店发展股份有限公司(Shanghai Jin Jiang International Hotels Development Company Limited), a subsidiary of the Company which is incorporated as a joint stock limited company in the PRC and whose A shares and B shares are listed on the Shanghai Stock Exchange;
"Jin Jiang International"	锦江国际（集团）有限公司 (Jin Jiang International Holdings Company Limited);
"Joint Global Coordinators"	BNP and UBS;
"Laws"	all laws, rules, statutes, ordinances, regulations, guidelines, opinions, notices, circulars, orders, judgements, decrees or rulings of any Governmental Authority and "**Law**" includes any one of them;
"Listing Committee"	the listing committee of the Stock Exchange;
"Listing Date"	the first day on which dealings in the H Shares commence on the Stock Exchange;
"Listing Rules"	the Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited as amended or replaced or as their application is modified by listing decisions published from time to time or any other provisions from time to time;
"Material Adverse Effect"	a material adverse change, or any development reasonably likely to involve a prospective material adverse change, in the condition, financial, operational or otherwise, or in the earnings, business affairs or business prospects, assets or liabilities of the Company

or any Group Company , whether or not arising in the ordinary course of business;

"Nominee" Horsford Nominees Limited, in whose name the Hong Kong Public Offering Application Monies are to be held by the Receiving Bankers under the Receiving Bankers Agreement;

"Offer Documents" the Hong Kong Public Offering Documents and the International Placing Documents;

"Offer Price" the final price per H Share in Hong Kong dollars (exclusive of the Brokerage, Fees and Levies) at which the Offer Shares are to be offered as determined and recorded in the Price Determination Agreement in accordance with the provisions of Clause 2.5;

"Offer Shares" the Hong Kong Offer Shares and the International Placing Shares (including, where relevant, any additional H Shares to be issued pursuant to the exercise of the Over-allotment Option);

"Operative Documents" the agreements set out in the paragraph headed "Summary of material contracts" in Appendix VIII to the Prospectus, the Receiving Bankers Agreement and the Registrar Agreement;

"Over-allotment Option" the option expected to be granted by the Company to the International Underwriters, exercisable by the Joint Global Coordinators on behalf of the International Underwriters, to require the Company to issue the Over-allotment Shares pursuant to the International Underwriting Agreement;

"Over-allotment Shares" up to 165,000,000 additional H Shares which the Company may be required to issue at the Offer Price pursuant to the Over-allotment Option;

"PRC" the People's Republic of China (which shall for the purposes of this Agreement, unless otherwise indicated, exclude Hong Kong, Macau and Taiwan);

"PRC Legal Opinion" the legal opinion issued on 26 November 2006 by the legal adviser to the Company as to PRC law;

"Preliminary Offering Circular" the preliminary offering circular dated 27 November 2006 and prepared in respect of the International Placing (as the same may be further amended or supplemented);

"Press Announcement" the announcement in the agreed form giving details of the International Placing, including the Offer Price;

"Price Determination Agreement"	the agreement expected to be entered into on the Price Determination Date between the Company and the Joint Global Coordinators (on behalf of the Underwriters) to record their agreement of the Offer Price;
"Price Determination Date"	the date expected to be on 9 December 2006 on which the Offer Price is fixed for the purposes of the Global Offering, or such date as the Joint Global Coordinators (on behalf of the Underwriters) and the Company may agree;
"Property Valuers"	American Appraisal China Limited;
"Prospectus"	the prospectus to be issued by the Company in connection with the Hong Kong Public Offering (as amended or supplemented);
"Prospectus Date"	the date of issue of the Prospectus, which is intended to be on or about 30 November 2006;
"PwC"	PricewaterhouseCoopers;
"QIB"	has the meaning given to such term in Rule 144A under the US Securities Act;
"Receiving Bankers"	Standard Chartered Bank (Hong Kong) Limited, Bank of East Asia, Limited, Industrial and Commercial Bank of China (Asia) Limited, and Bank of Communications Company Ltd. Hong Kong Branch in their respective capacities as the banks appointed to hold the Hong Kong Public Offering Application Monies pursuant to the Receiving Bankers Agreement;
"Receiving Bankers Agreement"	the agreement to be entered into by the Company appointing the Receiving Bankers;
"Registrar"	Computershare Hong Kong Investor Services Limited;
"Registrar Agreement"	the registrar and transfer agent agreement to be entered into between the Company and the Registrar;
"Roadshow Materials"	the written materials in agreed form used by the Company during the course of the "roadshow" presentations to institutional investors in connection with the International Placing;
"SFC"	the Securities and Futures Commission of Hong Kong;
"Share(s)"	shares of nominal value RMB1.00 each in the share capital of the Company;

"Sponsor"	BNP;
"SSF Council"	the National Social Security Fund Council of the PRC, an organisation authorized by the State Council which is responsible for the administration of the State's national social security fund;
"State"	The government authorities authorized to perform specified duties in the name of the PRC according to the PRC laws, including without limitation the NPC and the State Council;
"State Council"	The State Council of the PRC;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Strategic Investor"	JJ Co-Invest Holdings Limited;
"Strategic Placing"	the placing of such number of Offer Shares that may be purchased with US$30 million, rounded down to the nearest whole board lot not exceeding 2,000 H Shares to the Strategic Investor as part of the International Placing, as further described in the section headed "Structure of the Global Offering" in the Prospectus;
"Subsidiaries"	the subsidiaries of the Company and "**Subsidiary**" means any or a specific one of them;
"subsidiary"	has the meaning ascribed thereto in the Companies Ordinance and "subsidiaries" shall be construed accordingly;
"Supplemental Offering Materials"	any "written communication" (within the meaning of the US Securities Act) prepared by or on behalf of the Company, or used or referred to by the Company, that constitutes an offer to sell or a solicitation of an offer to buy the Offer Shares other than the Offering Circular or amendments or supplements thereto (including the pricing information contained in the Price Determination Agreement), including, without limitation, any road show relating to the H Shares that constitutes such a written communication;
"Trading Fee"	Stock Exchange trading fee of 0.005% of the Offer Price;
"transaction"	any transaction, act, event, omission or circumstance existing of whatever nature;
"Transaction Levy"	SFC transaction levy of 0.004% of the Offer Price;
"Underwriter's Hong	in relation to any Hong Kong Underwriter, a Hong

Kong Public Offering Application"	Kong Public Offering Application made or procured to be made by such Hong Kong Underwriter, the number of Hong Kong Offer Shares comprised in which is applied to reduce the Hong Kong Public Offering Underwriting Commitment of such Hong Kong Underwriter pursuant to the provisions of Clause 3.4.1;
"Underwriters"	the Hong Kong Underwriters and the International Underwriters;
"Underwriting Documents"	this Agreement, the Price Determination Agreement and the International Underwriting Agreement;
"US" and "United States"	the United States of America, its territories, its possessions, any State of the United States and the District of Columbia;
"US Securities Act"	the United States Securities Act of 1933 (as amended or supplemented);
"Verification Notes"	the verification notes dated 29 November 2006 prepared by Herbert Smith in connection with the verification of the contents of the Prospectus;
"Warranties"	the representations, warranties, agreements and undertakings to be given by the Warrantors in Schedule 5; and
"Warrantors"	the Company and the Warranting Shareholders.

1.2 Other interpretation

In this Agreement, unless otherwise specified:

1.2.1 references to "Recitals", "sections", "Clauses", "paragraphs" and "Schedules" are to recitals, sections, clauses, paragraphs of and schedules to this Agreement;

1.2.2 a reference to any law, statute, statutory provision, rule or regulation shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified, supplemented or re-enacted;

1.2.3 references to a "company" shall be construed so as to include any company, corporation or other body corporate, whenever and however incorporated or established;

1.2.4 references to a "person" shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

1.2.5 references to writing shall include any modes of reproducing words in a legible and non-transitory form;

1.2.6 references to times of the day, unless otherwise specified, are to Hong Kong time;

1.2.7 headings to Clauses, sections and Schedules are for convenience only and do not affect the interpretation of this Agreement;

1.2.8 the Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules;

1.2.9 references to documents being "in agreed form" or "in substantially agreed form" are to the form of the draft or final or executed version thereof signed for identification by or on behalf of in the case of the Application Forms and the Formal Notice by the Company and the Sponsor and in all other cases by or on behalf of the Company and the Joint Global Coordinators, in each case with such alterations as may be agreed between the Company and the Sponsor, or between the Company and the Joint Global Coordinators, as the case may be, but such documents in the agreed form do not form part of this Agreement;

1.2.10 references to "knowledge, information, belief and/or awareness" of any person or similar terms shall be treated as including but not limited to the best knowledge, information, belief or awareness which the person would have had if such person had made due and careful enquiries; and

1.2.11 words in the singular shall include the plural (and vice versa) and words importing one gender shall include the other two genders.

2 THE GLOBAL OFFERING

2.1 Conditions Precedent

2.1.1 Obligations conditional

The obligations of the Hong Kong Underwriters under this Agreement are conditional upon:

(i) the Joint Global Coordinators, on behalf of the Hong Kong Underwriters, receiving from the Company (a) the documents listed in Part A of Schedule 3 in the form and substance satisfactory to them not later than 5:00 p.m. on the Business Day before the Prospectus Date and (b) the documents listed in Part B of Schedule 3 in the form and substance satisfactory to them not later than 5:00 p.m. on the Business Day before the Force Majeure Expiry Date;

(ii) the Registrar of Companies in Hong Kong registering one copy of each of the Prospectus and the Application Forms, duly certified by two Directors (or by their agents duly authorised in writing) as having been approved by resolutions of the Board and having endorsed thereon or attached thereto all necessary consents and other documents as required by the provisions of section 342C (subject to any certificate of exemption granted pursuant to Section 342A) of the Companies Ordinance not later than 4:00 p.m. on the date of this Agreement;

(iii) the Listing Committee granting and agreeing to grant the listing of and permission to deal in the H Shares in issue and to be issued pursuant to the Global Offering including any additional H Shares that may be issued or that may be transferred to SSF Council for retention upon the exercise of the Over-allotment Option (either unconditionally or subject to allotment and issue of the relevant Offer Shares, despatch or availability for collecting of share certificates in respect of the Offer Shares and/or such other conditions as may be acceptable to the Joint Global Coordinators (for and on behalf of the Hong Kong Underwriters)) not later than the Listing Date (or such later date as the Company and the Joint Global Coordinators on behalf of the Hong Kong Underwriters may agree) and such listing and permission not subsequently having been revoked prior to the commencement of dealings in the H Shares on the Stock Exchange;

(iv) the Price Determination Agreement having been executed by the Company and the Joint Global Coordinators (on behalf of the Underwriters) on or before the Price Determination Date;

(v) the execution and delivery of the International Underwriting Agreement on or before the Price Determination Date;

(vi) the International Underwriting Agreement, to the extent that it is subject to any specified conditions, becoming, and continuing to be, unconditional in accordance with its terms (other than any condition for other Underwriting Documents to become unconditional) and not having been terminated in accordance with its terms or otherwise;

(vii) the Joint Global Coordinators receiving from their legal advisers the legal opinions as set forth in Part C of Schedule 3 in the form and substance satisfactory to them not later than 4:00 p.m. on the Business Day before the Force Majeure Expiry Date; and

(viii) the Company and each of the Warranting Shareholders having furnished or caused to be furnished to the Joint Global Coordinators such certificates, which shall be signed by their respective officers, satisfactory to the Joint Global Coordinators as to the accuracy of the representations and warranties of the Company and the Warranting Shareholders at and as of the Force Majeure Expiry Date, as to the performance by the Company and each of the Warranting Shareholders of all of their respective obligations hereunder to be performed at or prior to the Force Majeure Expiry Date., and as such other matters as the Joint Global Coordinators may reasonably request.

2.1.2 Undertaking by the Warrantors

Each of the Warrantors undertakes to use its best endeavours to procure that the Conditions are fulfilled by the times and dates stated therein, and in particular shall furnish such information, supply such documents, pay such fees, give such undertakings and do all such acts and things as may be reasonably requested by the Joint Global Coordinators (on behalf of the Hong Kong Underwriters), the Sponsor,

the Stock Exchange, the Registrar of Companies in Hong Kong, the SFC and any relevant Government Authority in Hong Kong and the PRC in connection with the application for the listing of and permission to deal in the H Shares on the Stock Exchange or the fulfilment of any of the Conditions.

2.1.3 Waiver by the Joint Global Coordinators

The Joint Global Coordinators may, for themselves and on behalf of the Hong Kong Underwriters, at their absolute discretion, by giving notice to the Company, the Hong Kong Underwriters and the Warranting Shareholders on or before the respective latest times on which the relevant Condition is required to be fulfilled:

(i) extend the deadline for the fulfilment of any or all Conditions under Clause 2.1.1 by such number of days and/or hours and/or in such manner as the Joint Global Coordinators may determine on behalf of the Hong Kong Underwriters at their absolute discretion; or

(ii) waive or modify (conditionally or unconditionally) the Conditions under Clause 2.1.1(i) on behalf of the Hong Kong Underwriters.

2.1.4 Termination

If any of the Conditions is not fulfilled, or waived or modified in accordance with Clause 2.1.3, this Agreement shall terminate with immediate effect and the provisions of Clause 8.2 shall apply.

2.2 Stabilisation

2.2.1 The Company hereby appoints UBS, to the exclusion of all others, as stabilisation manager in connection with the Global Offering and UBS may (but shall not be obliged) and not as agent for the Company, to the extent permitted by applicable Laws, over allocate, make purchases, or effect any other transactions (in the market or otherwise) with a view to stabilising or maintaining the market price of the H Shares at a level higher than that which might otherwise prevail in the open market for a limited period after the commencement of trading in the H Shares (**"stabilising action"**). For the avoidance of doubt, except as otherwise expressly provided in this Agreement, the Company shall not be required to bear any costs, expenses or losses, incurred or arising with respect to any such over-allocation and other transactions effected pursuant to this Clause.

2.2.2 The Company hereby acknowledges that UBS may, at its sole and absolute discretion, appoint any of its Affiliates or any other person(s) to be its agent(s) for the purposes of taking any stabilising action, with such authorities and rights as UBS has pursuant to Clause 2.2.1; provided that UBS shall remain liable for all acts and omissions of any of such agent(s) appointed hereunder and shall procure that such agent(s) appointed by it shall comply with all relevant obligations and provisions to which UBS is subject, or by which UBS is bound, pursuant to this Agreement or under applicable Laws.

2.2.3 Stabilising action, if taken, may be discontinued at any time.

2.2.4 Each of the Warrantors and each of the Hong Kong Underwriters (other than UBS AG) undertakes to the Hong Kong Underwriters (including UBS AG) and each of the Warrantors, that it will not take or cause or authorise any other person to take, and the Warrantors shall cause their respective affiliates, agents and/or subsidiaries not to take, directly or indirectly, any stabilising action or any action which is designed to or which constitutes or which might be expected to cause or result in the stabilisation or manipulation, in violation of applicable Laws, of the price of any security of the Company, provided that the granting of the Over-allotment Option under the International Underwriting Agreement and/or the exercise thereof shall not constitute a breach of this Clause 2.2.4.

2.3 Clawback from International Placing to Hong Kong Public Offering and Pools

2.3.1 The aggregate number of Hong Kong Offer Shares shall be increased in the following manner: if the number of H Shares validly applied for in Hong Kong Public Offering Applications represents (i) 15 times or more but less than 50 times (ii) 50 times or more but less than 100 times or (iii) 100 times or more, of the number of H Shares initially available for subscription under the Hong Kong Public Offering, then H Shares will be reallocated to the Hong Kong Public Offering from the International Placing, so that the total number of H Shares available under the Hong Kong Public Offering will be increased to such number as represents approximately 30% (in the case of (i)) or approximately 40% (in the case of (ii)) or approximately 50% (in the case of (iii)), respectively, of the number of Offer Shares initially available under the Global Offering (before taking into account any exercise of the Over-allotment Option).

2.3.2 In the event of a reallocation of Offer Shares from the International Placing to the Hong Kong Public Offering pursuant to Clause 2.3.1, the relevant number of International Placing Shares shall be withdrawn from the International Placing and made available as additional Hong Kong Offer Shares offered for subscription pursuant to the Hong Kong Public Offering. Any H Shares which are reallocated from the International Placing to the Hong Kong Public Offering pursuant to this Clause 2.3 shall, subject to the provisions of this paragraph, be allocated in such manner as the Joint Global Coordinators may, at their absolute discretion, determine.

2.3.3 Subject to (but without prejudice to Clause 2.3.1 and 2.3.2 above) and in the event that there is an under-subscription in the International Placing and/or in the event that the number of Hong Kong Offer Shares which are the subject of the Accepted Hong Kong Public Offering Applications exceeds the number of Hong Kong Offer Shares initially offered, the Joint Global Coordinators, may (but shall not be obliged), at their sole and absolute discretion, reallocate such number of International Placing Shares as it deems appropriate from the International Placing to the Hong Kong Public Offering to satisfy in whole or in part the excess demand in the Hong Kong Public Offering. Any International Placing Shares which are so reallocated may, subject to the discretion of the Joint Global Coordinators, be deemed to be Hong Kong Offer Shares for all purposes (including any commission arrangements).

2.3.4 If, as a result of the level of interest in the Global Offering or otherwise, the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) and the Company agree to change the number of Shares being offered in the Global Offering and/or the Offer Price as stated in clause 2.5 and in the Prospectus, the Company shall as soon as practicable following such agreement, and in any event not later than the morning of the Acceptance Date, cause an announcement to be published (after any necessary clearance from the Stock Exchange and/or the SFC) in South China Morning Post and the Hong Kong Economic Times in respect of such change.

2.3.5 The total number of H Shares initially available under the Hong Kong Public Offering (after taking into account any reallocation pursuant to this Clause 2.3) shall be divided equally into two pools for allocation purposes: pool A and pool B. The H Shares in pool A will be allocated by the Sponsor, after prior consultation with the Company, where practicable, at its discretion on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of HK$5 million (excluding the Brokerage, Fees and Levies payable) or less. The H Shares in pool B will be allocated by the Sponsor, after prior consultation with the Company, where practicable, at its discretion on an equitable basis to applicants who have applied for H Shares with an aggregate subscription price of more than HK$5 million (excluding the Brokerage, Fees and Levies payable). The Sponsor, after prior consultation with the Company, where practicable, shall at its discretion determine the allocation ratio for the two pools described above subject to the provisions relevant thereto set out in the section headed "Structure of the Global Offering" in the Prospectus.

2.3.6 For the avoidance of doubt, the H Shares placed to the Strategic Investor under the Strategic Placing will not be affected by the re-allocations as described in Clauses 2.3.1 and 2.3.3.

2.4 Clawforward from Hong Kong Public Offering Under-Subscription to International Placing

If a Hong Kong Public Offering Under-Subscription shall occur, the Joint Global Coordinators, at their absolute discretion, may (but shall not be obliged to) reallocate all or any of the Hong Kong Offer Shares comprised in such Hong Kong Public Offering Under-Subscription from the Hong Kong Public Offering to the International Placing, and the respective Hong Kong Public Offering Underwriting Commitment of the relevant Hong Kong Underwriter or the Hong Kong Underwriters, as the case may be, may, at the discretion of the Joint Global Coordinators, be correspondingly reduced in the same proportion as the reduction in the aggregate amount of Hong Kong Offer Shares as a result of any such reallocation.

2.5 Price Determination

The Offer Price shall be fixed by agreement between the Company and the Joint Global Coordinators (on behalf of the Underwriters) in Hong Kong dollars after market demand for the International Placing has been determined, which price (net of Brokerage, Fees and Levies) shall not exceed HK$2.20. It is expected that the Offer Price will be determined on 9 December 2006. If no such agreement is reached and the Price Determination Agreement is not signed by the Price Determination Date, the

provisions of Clause 8.2 shall apply.

2.6 Appointment of the Sponsor, Joint Global Coordinators, Joint Bookrunners, Joint Lead Managers and Hong Kong Underwriters

2.6.1 Subject to the terms and conditions of this Agreement:

(i) the Company hereby confirms its appointment of the Sponsor, to the exclusion of all others, as its sole sponsor in respect of the listing of the H Shares on the Stock Exchange;

(ii) the Company hereby appoints, to the exclusion of others, BNP and UBS as its joint global coordinators, joint bookrunners and joint lead managers to manage the Global Offering; and

(iii) the Company hereby appoints, to the exclusion of others, the Hong Kong Underwriters as underwriters for the Hong Kong Public Offering,

and the Sponsor, the Joint Global Coordinators and each of the other Hong Kong Underwriters relying on the representations, warranties, agreements, undertakings and indemnities herein contained and subject as hereinafter mentioned, accept their respective appointments hereunder and in the case of (i), the Sponsor confirms its acceptance additionally on the terms of the mandate letter dated 25 March 2005.

2.6.2 The Hong Kong Underwriters shall be entitled to enter into sub-underwriting arrangements in respect of any part of their respective underwriting commitments. All sub-underwriting commissions shall be borne by the relevant Hong Kong Underwriter absolutely.

2.6.3 The Company hereby confirms that the foregoing appointments confer on each of the appointees, subject to the terms of this Agreement, all rights, powers, authorities and discretions on behalf of the Company which are necessary for, or reasonably incidental to, the lawful performance of their respective roles as the sponsor, the joint global coordinators, joint bookrunners and joint lead managers of the Global Offering or a Hong Kong Underwriter (as the case may be) and hereby agrees to ratify and confirm everything which such appointee or any of their respective Affiliates or sub-agents has lawfully done or shall lawfully do in the exercise of such rights, powers, authorities and discretion.

2.6.4 Each such appointment is made on the basis, and upon terms, that the appointee is irrevocably authorised to delegate all or any of its relevant rights, duties, powers and discretions in such manner and on such terms or subject to such conditions as it thinks fit (with or without formality and without prior notice of any such delegation being required to be given to the Company) to any one or more of its Affiliates and, in particular, each Hong Kong Underwriter may appoint any of its Affiliates or any person to be a sub-agent on behalf of the Company provided that the appointee shall remain liable for all acts and omissions of any of such Affiliates or sub-agent(s) notwithstanding such delegation and shall procure that such Affiliates and sub-agent(s) appointed by it shall comply with all relevant obligations and provisions to which such appointee is subject or by which such appointee is bound, pursuant to this

Agreement.

2.6.5 Notwithstanding anything in this Agreement, none of the Hong Kong Underwriters shall have any liability in respect of any omission of information from any Hong Kong Public Offering Documents or any information or statement of fact or opinion contained therein being untrue, incorrect or misleading or otherwise in respect of any of the Hong Kong Public Offering Documents (it being acknowledged by the parties that the Company and the Directors are solely responsible in this regard).

3 THE HONG KONG PUBLIC OFFERING

3.1 Hong Kong Public Offering

3.1.1 Offer of Hong Kong Offer Shares

The Company will, subject to the determination of the Offer Price pursuant to Clause 2.5, offer the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Offer Price plus Brokerage, Fees and Levies which is payable in full on application in Hong Kong dollars, on and subject to the terms and conditions set out in the Hong Kong Public Offering Documents and this Agreement. The Sponsor will, subject to registration of the Hong Kong Public Offering Documents in accordance with Clause 2.1.1(ii), cause the Formal Notice (the appropriate version) to be published in the newspapers and publications and on the date(s) set out in Schedule 4 (or such other newspapers, publications and/or date(s) as the Company and the Sponsor may agree).

3.1.2 Application Lists

The application lists for the Hong Kong Offer Shares will, subject as mentioned below, open at 11:45 a.m. on 7 December 2006 and will close at 12:00 noon on the same day. In the event of a tropical cyclone warning signal number 8 or above or a "black" rainstorm warning signal (in any such case, a "**signal**") being in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on 7 December 2006 then the application lists will open at 11:45 a.m. and close at 12:00 noon on the next Business Day on which no such signal remains in force at any time between 9:00 a.m. to 12:00 noon. All references in this Agreement to the time of opening and closing of the application lists shall be construed accordingly.

3.1.3 Basis of Allocation

The Company agrees that the Sponsor shall, after prior consultation with the Company and UBS, where practicable, have the exclusive right, at its discretion (to be exercised for and on behalf of the Hong Kong Underwriters), on and subject to the terms and conditions set out in the Hong Kong Public Offering Documents and this Agreement, to accept or reject (in whole or in part) any Hong Kong Public Offering Application and, where the number of Hong Kong Offer Shares being applied for exceeds the total number of the Hong Kong Offer Shares, to determine the basis of allocation of the Hong Kong Offer Shares. For the avoidance of doubt, the Sponsor's right to accept or reject (in whole or in part) any Hong Kong Public Offering Application includes the power for and on behalf of the Company to authorise the Receiving Bankers to do so pursuant to the terms of the Receiving Bankers Agreement. The grounds for rejection

of any Hong Kong Public Offering Applications (including multiple applications and over-subscription) shall, subject to clauses 2.3 and 2.4, be at the sole and absolute discretion of the Sponsor (to be exercised for and on behalf of the Hong Kong Underwriters).

The Company shall, and shall use its best endeavours to procure that the Receiving Bankers and the Registrar shall, provide to the Sponsor with such information and assistance as the Sponsor may require for the purposes of determining:

(i) in respect of a Hong Kong Public Offering Over-Subscription, the manner and basis of allocation of the Hong Kong Offer Shares; or

(ii) in respect of a Hong Kong Public Offering Under-Subscription, the number of Hong Kong Offer Shares in respect of which Hong Kong Public Offering Applications have not been received.

3.1.4 Receiving Bankers; Nominee

The Company will appoint the Receiving Bankers to act as receiving bankers in connection with the receiving of Hong Kong Public Offering Applications and will appoint the Nominee in connection with the receiving and holding of Hong Kong Public Offering Application Moneys and any interest accruing thereon, in both cases on and subject to the terms and conditions of the Receiving Bankers Agreement. The Company shall use its best endeavours to procure that the Nominee shall hold and deal with application monies to be received from the Hong Kong Public Offering on the terms set out in the Receiving Bankers Agreement.

3.1.5 Registrar

The Company will appoint the Registrar to provide services in connection with the processing of Hong Kong Public Offering Applications on and subject to the terms and conditions of the Registrar Agreement.

3.1.6 Further Assurance

Without prejudice to the foregoing obligations, the Company undertakes with the Hong Kong Underwriters that it will give all such assistance and provide all such information and do (or procure to be done) all such other acts and things as may be required by the Sponsor to implement the Hong Kong Public Offering and this Agreement and that it will comply with all requirements so as to enable listing of and permission to deal in the H Shares to be granted by the Listing Committee, such dealings to commence on or before 15 December 2006 and to enable such listing to be maintained thereafter, including in particular, effecting all necessary registrations and/or filings with the Stock Exchange, the SFC and/or the Registrar of Companies in Hong Kong, and the Company will take all steps to ensure that each of the Directors shall duly sign or cause to be duly signed on their behalf all documents required to be signed by them as Directors for the purpose of or in connection with any such registrations and/or filings or the obtaining of listing of and permission to deal in the H Shares on the Stock Exchange.

3.2 Hong Kong Public Offering Documents

The Company will, on the Prospectus Date, issue the Hong Kong Public Offering Documents and will cause such number of copies as the Joint Global Coordinators direct of the Hong Kong Public Offering Documents to be delivered to the Joint Global Coordinators or as the Joint Global Coordinators direct.

3.3 Issue of Hong Kong Offer Shares

Upon receipt by the Registrar of the Application Forms for the Accepted Hong Kong Public Offering Applications, the Company shall as soon as practicable thereafter and in no event later than the fourth Business Day (or any other date specified below) after the Acceptance Date:

3.3.1 duly allot and issue, conditional upon the fulfilment of the Conditions (unless waived in accordance with the terms of this Agreement), the Hong Kong Offer Shares in accordance with the relevant sections of the Hong Kong Public Offering Documents and this Agreement to the successful applicants and in the numbers specified by the Sponsor on terms that they rank pari passu in all respects with the existing issued Shares, including the right to rank in full for all distributions declared, paid or made by the Company after the time of their allotment and that they will rank pari passu in all respects with the International Placing Shares;

3.3.2 procure that the names of the successful applicants (or, where appropriate, HKSCC Nominees Limited) shall be entered in the register of members of the Company accordingly (without payment of any registration fee); and

3.3.3 procure that share certificates in respect thereof (each in a form complying with the Listing Rules and in such number and denominations as directed by the Sponsor) shall be issued and despatched, or delivered or released to successful applicants (or where appropriate, Hong Kong Securities Clearing Company Limited for immediate credit to such CCASS stock accounts as shall be notified by the Sponsor to the Company for such purpose), or made available for collection (as applicable) as provided for in the Hong Kong Public Offering Documents and this Agreement on or before the date specified in the Prospectus.

3.4 Underwriting of the Hong Kong Public Offering

3.4.1 Hong Kong Underwriters' set off

In relation to each Hong Kong Public Offering Application made or procured to be made by any of the Hong Kong Underwriters otherwise than pursuant to the provisions of Clause 3.4.2, the Hong Kong Public Offering Underwriting Commitment of such Hong Kong Underwriter shall, subject to the Application Form relating to such Hong Kong Public Offering Application having been duly completed and marked with the name of such Hong Kong Underwriter (or any sub-underwriter of such Hong Kong Underwriter and designated as such) and to such Hong Kong Public Offering Application having been accepted (whether in whole or in part) pursuant to the provisions of Clause 3.1.3, be reduced pro tanto by the number of Hong Kong Offer Shares comprised in such Hong Kong Public Offering Application to the extent that

such Hong Kong Public Offering Application has been accepted until the Hong Kong Public Offering Underwriting Commitment of such Hong Kong Underwriter is reduced to zero. Application Forms and cheques or cashier's orders for the full amount payable on application in respect of Hong Kong Public Offering Applications to which this Clause 3.4.1 applies may be submitted in the manner provided for in the Hong Kong Public Offering Documents with delivery of a copy to the Joint Global Coordinators, on or before 10:00 a.m. on the Acceptance Date.

3.4.2 Several underwriting commitments

On and subject to the terms and conditions of this Agreement and in reliance upon the Warranties, if and to the extent that, by 12:00 noon on the Acceptance Date, there shall remain any Hong Kong Offer Shares which have not been validly applied for pursuant to Accepted Hong Kong Public Offering Applications (including Underwriter's Hong Kong Public Offering Applications) or in respect of which payment has not been cleared (a "**Hong Kong Public Offering Under-Subscription**"), the Hong Kong Underwriters (other than any Hong Kong Underwriter whose Hong Kong Public Offering Underwriting Commitment has been reduced by Underwriter's Hong Kong Public Offering Applications to zero pursuant to Clause 3.4.1) shall, subject as provided in Clause 2.4 and Clause 3.4.7, apply or procure applications for such respective numbers of Hong Kong Offer Shares comprised in the Hong Kong Public Offering Under-Subscription as the Joint Global Coordinators may in its sole discretion determine at the Offer Price in accordance with the terms and conditions set out in the Hong Kong Public Offering Documents (other than as to the deadline for making Hong Kong Public Offering Applications and the terms of payment) and shall pay or procure to be paid the full amount payable on application (plus Brokerage, Fees and Levies) in accordance with Clause 3.4.6, provided that the obligations of the Hong Kong Underwriters in respect of such Hong Kong Offer Shares under this Clause 3.4.2 shall be several (and not joint or joint and several) and that the number of Hong Kong Offer Shares each Hong Kong Underwriter is required to apply or procure applications for shall not exceed the number of Hong Kong Offer Shares which represents the difference between (x) the number of Hong Kong Offer Shares calculated by applying the percentage set opposite such Hong Kong Underwriter's name in Schedule 2 to the total number of Hong Kong Offer Shares finally determined (subject to adjustment as referred to in Clause 2.4 (if applicable)) and (y) the number of Hong Kong Offer Shares comprised in the Underwriter's Hong Kong Public Offering Applications of such Hong Kong Underwriter (if any).

If there is no Hong Kong Public Offering Under-Subscription, then the obligations of the Hong Kong Underwriters in relation to the Hong Kong Public Offering pursuant to this Clause 3.4 shall cease.

3.4.3 Acceptance of applications

The Company agrees with the Hong Kong Underwriters that all duly completed Application Forms received by the Receiving Bankers prior to the Application Lists being closed and accepted by the Sponsor pursuant to Clause 3.1.3, either in whole or in part, will, if accompanied with a remittance which has been duly cleared, be accepted by the Company before calling upon the Hong Kong Underwriters or any of them to perform the obligations imposed on them by this Clause 3.4.

3.4.4 Calculation of Hong Kong Offer Shares applied for

Following the closing of the Application Lists, the Company shall cause the Receiving Bankers and the Registrar as soon as possible, and in any event not later than the first Business Day following the Acceptance Date, to calculate the number of Hong Kong Offer Shares for which duly completed Application Forms have been received and to complete the processing of the Hong Kong Public Offering Applications and in the event of a Hong Kong Public Offering Under-Subscription, to notify the Joint Global Coordinators forthwith of the number of the unsubscribed Hong Kong Offer Shares.

3.4.5 Notification to the Hong Kong Underwriters

Subject to Clause 2.4, in the event of a Hong Kong Public Offering Under-Subscription so that the Hong Kong Underwriters are obliged to apply for or procure applicants for the Hong Kong Offer Shares at the Offer Price representing the shortfall, the Company will use its best endeavours to procure that the Receiving Bankers and Registrar as soon as possible and in any event by 10:00 a.m. on the first Business Day following the Acceptance Date (such Business Day being hereinafter referred to as the "**Shortfall Notification Date**") notify the Joint Global Coordinators of the shortfall (subject to adjustment taking into account applications rejected due to (i) application cheques which were dishonoured upon first presentation (the "**Bounced Cheques**") or (ii) suspected multiple or invalid applications). The Sponsor will notify as soon as possible and in any event by 8:00 p.m. on the Shortfall Notification Date the Hong Kong Underwriters of the number of Hong Kong Offer Shares falling to be taken up after determination by the Joint Global Coordinators pursuant to Clause 3.4.2, having taken into account the Bounced Cheques, any clawforward pursuant to Clause 2.4 and any exercise of the Joint Global Coordinators' rights under Clause 3.4.7 (the "**Sponsor's Notice**").

3.4.6 Hong Kong Underwriters' subscription obligations

As soon as practicable, and in any event not later than 2:00 p.m. on the first Business Day which falls immediately after the receipt of the Sponsor's Notice, each of the Hong Kong Underwriters will:

(i) deliver to the Sponsor duly completed Application Form(s) for such number of Hong Kong Offer Shares as fall to be taken up by it after determination by the Joint Global Coordinators pursuant to Clause 3.4.2 specifying the names and addresses of the applicants and the number of Hong Kong Offer Shares to be allocated to each such applicant; and

(ii) pay, or procure to be paid, to the Nominee the aggregate amount payable on application in respect of the Offer Price for such Hong Kong Offer Shares as fall to be taken up by it after determination by the Joint Global Coordinators pursuant to Clause 3.4.2 (which shall include all amounts on account of Brokerage, Fees and Levies in accordance with the terms of the Hong Kong Public Offering),

and the Company will, as soon as practicable after such payment and in no event later than the second Business Day after the Shortfall Notification Date, duly allot and issue to the said applicants the Hong Kong Offer Shares to be taken up as aforesaid and

procure the Registrar to duly issue and deliver the share certificates in relation to such Hong Kong Offer Shares, in each case on the basis set out in Clause 3.3.

3.4.7 The Joint Global Coordinators' option

If a Hong Kong Public Offering Under-Subscription shall occur, the Joint Global Coordinators shall have the right (but shall not be obliged) to apply or procure applications for (subject to and in accordance with this Agreement) all or any of the Hong Kong Offer Shares which any Hong Kong Underwriter is required to apply or procure applications for pursuant to Clause 3.4.2.

3.5 Default of a Hong Kong Underwriter

Subject to the provisions of the Agreement Among Hong Kong Underwriters (which shall not be binding on or confer any rights upon any persons other than the parties thereto), none of the Joint Global Coordinators or any of the Hong Kong Underwriters will be liable for any failure on the part of any of the other Hong Kong Underwriters to perform any of such other Hong Kong Underwriter's obligations under this Agreement. Notwithstanding the foregoing, each of the Joint Global Coordinators and the Hong Kong Underwriters shall be entitled to enforce any or all of its rights under this Agreement either alone or jointly with any or all of the other Hong Kong Underwriters.

3.6 Payment obligations relating to the Hong Kong Public Offering

3.6.1 Payment to the Company

The Hong Kong Public Offering Application Moneys will, (subject to and in accordance with the provisions of the Receiving Bankers Agreement and subject to Clauses 3.6.2, 3.6.3 and 3.6.4), be paid over to the Company in Hong Kong dollars by wire transfer to a bank account in Hong Kong designated in writing by the Company to BNP (on behalf of the Hong Kong Underwriters), details of such account to be disclosed to BNP at least 2 Business Days prior to closing, or by such other means as may be agreed between the Company and BNP (on behalf of the Hong Kong Underwriters) as soon as the Conditions have been fulfilled (or waived) and the Registrar have despatched valid share certificates in the names of successful applicants or HKSCC Nominees Limited (as the case may be) for the Hong Kong Offer Shares; provided that the Nominee will, in accordance with the provisions of the Receiving Bankers Agreement, deduct from the amount so payable to the Company and pay to BNP (where a person other than BNP is entitled to any amount so paid, as agent on behalf of such person) or to such person as BNP (on behalf of the Hong Kong Underwriters) may instruct the underwriting commission and other costs, fees and expenses payable under Clauses 4.1, 4.2 and 4.3 (including, for the avoidance of doubt, the costs, fees and expenses payable upon the termination of this Agreement pursuant to the provisions of Clauses 2.1 or 8.2). For the purposes of the deduction in relation to Clause 4.3 and without prejudice to the Company's obligations under that Clause, the amount deductible shall be such amount as shall be notified to the Nominee and the Company by BNP (on behalf of the Hong Kong Underwriters) as being, in its opinion, adequate to cover such fees, costs, charges and expenses payable by the Company thereunder.

3.6.2 Payment of Brokerage, Fees and Levies

The Sponsor, on behalf of the Hong Kong Underwriters, will arrange for the payment by the Nominee to the persons entitled thereto of the Brokerage, Fees and Levies paid by applicants in respect of Accepted Hong Kong Public Offering Applications, such amounts to be paid out of the Hong Kong Public Offering Application Moneys.

3.6.3 Payment of Trading Fee and Transaction Levy on behalf of the Company

The Sponsor, on behalf of the Company, will arrange for the payment by the Nominee of the Trading Fee and the Transaction Levy payable by the Company in respect of Accepted Hong Kong Public Offering Applications to the Stock Exchange or the SFC (as appropriate), such amounts to be paid out of the Hong Kong Public Offering Application Moneys.

3.6.4 Refund of Hong Kong Public Offering Application Moneys

In accordance with the terms of the Receiving Bankers Agreement and the Registrar Agreement, the Nominee will pay, and the Registrar will arrange for the distribution of cheques, to applicants under the Hong Kong Public Offering who are entitled to receive any refund of Hong Kong Public Offering Application Moneys in accordance with the terms of the Hong Kong Public Offering Documents.

3.6.5 Discharge from Hong Kong Underwriter's Obligations

As soon as the Hong Kong Offer Shares comprising the Hong Kong Public Offering Underwriting Commitment of a Hong Kong Underwriter shall be subscribed and paid for by the Hong Kong Underwriter and/or subscribers procured by such Hong Kong Underwriter and/or otherwise pursuant to this Agreement, such Hong Kong Underwriter shall be discharged from its obligations arising out of its Hong Kong Public Offering Underwriting Commitment.

4 COSTS, EXPENSES, FEES AND COMMISSIONS

4.1 Underwriting commissions

In consideration of the services of the Hong Kong Underwriters under this Agreement, the Company will pay to BNP (for itself and on behalf of the Hong Kong Underwriters) an underwriting commission at the rate of 2.5% of the aggregate Offer Price in respect of all of the Hong Kong Offer Shares (including any International Placing Shares reallocated pursuant to Clause 2.3.3 and deemed to be Hong Kong Offer Shares at the discretion of the Joint Global Coordinators), out of which the Hong Kong Underwriters will meet all (if any) sub-underwriting commissions. The respective entitlements of the Hong Kong Underwriters to the underwriting commission will be paid in accordance with the Agreement Among Hong Kong Underwriters. This clause 4.1 shall not apply, and no commission shall be payable to the Hong Kong Underwriters in the event of a clawback occurring under Clause 2.3.2 or clawforward occurring under Clause 2.4.

4.2 Sponsorship fee

The Company shall further pay to the Sponsor a sponsorship, financial advisory and

documentation fee and such other fees and expenses of such amount and in such manner as have been separately agreed between the Company (or any member of the Group) and the Sponsor pursuant to the mandate letter dated 25 March 2005.

4.3 Expenses in connection with the Hong Kong Public Offering

Subject to Clause 4.4, the Company shall bear all costs, fees and expenses in connection with or incidental to, the Global Offering and any associated transactions and this Agreement and transactions contemplated thereby or hereby including, without limitation:-

a) all fees and expenses of PwC;

b) all fees and expenses of the Registrar;

c) all fees and expenses of the Property Valuers;

d) all fees and expenses of the legal advisers to the Underwriters and the Company,;

e) all fees and expenses of any public relations consultants;

f) all fees and expenses of any translators;

g) all fees and expenses of the Nominee and the Receiving Bankers;

h) all fees and expenses of other agents of, and advisers to, the Company;

i) all fees and expenses related to the application for listing of the Offer Shares on the Main Board of the Stock Exchange and the registration of any documents with any relevant authority;

j) all roadshow costs and expenses;

k) all printing and advertising costs and expenses;

l) all costs and expenses related to the despatch and distribution of the Offer Documents and all amendments and supplements thereto in all relevant jurisdictions;

m) all CCASS transaction fees payable in connection with the Global Offering;

n) all costs and expenses related to the printing, despatching and distribution (including transportation, packaging and insurance) of share certificates, letters of regret and refund cheques;

o) all amounts on account of the Transaction Levy and the Trading Fee payable by the Company and any stamp or capital duty (if any), premium duty (if any) and other fees, charges and expenses payable in respect of the creation, allotment and issue of the H Shares;

p) all costs and expenses related to the launching of the Global Offering; and

q) all costs and expenses of conducting the syndicate analysts' briefing.

Unless so deducted pursuant to Clause 3.6.1, the Company shall forthwith upon request reimburse BNP or the Joint Global Coordinators, as the case may be, for the amount(s) of any such expenses and any other expenses which the Joint Global Coordinators may have incurred on behalf of the Company. Nothing in this Clause shall extinguish the unfettered right of the Joint Global Coordinators to claim against the Company for all fees, costs and expenses that have been legally incurred in connection with the Global Offering and listing of the H Shares on the Main Board of the Stock Exchange.

4.4 Costs and expenses payable in case the Global Offering does not proceed

If this Agreement shall be rescinded or terminated or not become unconditional or, for any other reason, the Global Offering is not completed, the Company shall not be liable to pay any underwriting commission under Clause 4.1, but the Company shall still be liable for the sponsorship, financial advisory and documentation fees referred to in Clause 4.2 and to each relevant party, such costs, fees, charges and expenses referred to in Clause 4.3 which have been incurred or are liable to be paid by any of the Underwriters or by the Joint Global Coordinators (on behalf of themselves or the Underwriters).

4.5 Time of payment of costs

All commissions, fees, costs, charges and expenses referred to in this Clause 4 shall, if not so deducted pursuant to Clause 3.6.1, be payable by the Company within seven days of the first written request by the Joint Global Coordinators.

5 REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

5.1 Representations, Warranties and Undertakings by the Warrantors

The Warrantors jointly and severally represent, warrant and undertake to the Hong Kong Underwriters and each of them in the terms set out in Schedule 5. The Warrantors accept that each of the Sponsor, the Joint Global Coordinators and the Hong Kong Underwriters is entering into this Agreement in reliance upon each of such representations, warranties and undertakings.

5.2 Rights in relation to the Warranties

5.2.1 Each of the Warranties shall be construed separately and shall not be limited or restricted by reference to or inference from the terms of any other Warranty or any other term of this Agreement.

5.2.2 The Warranties shall remain in full force and effect notwithstanding completion of the Hong Kong Public Offering.

5.2.3 The Warranties are given on and as at the date of this Agreement with respect to the facts and circumstances subsisting at the date of this Agreement. In addition, the Warranties shall be deemed to be given on and/or repeated as at:

(i) the date on which the Hong Kong Public Offering Documents are registered by the Registrar of Companies in Hong Kong as required by section 342C of the Companies Ordinance;

(ii) the date of the Prospectus;

(iii) the Acceptance Date;

(iv) the Price Determination Date;

(v) immediately prior to the Applicable Time as referred to in the International Underwriting Agreement;

(vi) immediately prior to 8:00 a.m. on the Force Majeure Expiry Date; and

(vii) immediately prior to the commencement of dealings in the Offer Shares on the Listing Date,

in each case with reference to the facts and circumstances then subsisting. For the avoidance of doubt, nothing in this Clause 5.2.3 shall affect the on-going nature of the Warranties.

5.2.4 Each of the Warrantors undertakes jointly and severally to give notice to the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) forthwith of any matter or event coming to its attention or knowledge at any time on or prior to the last date on which the Warrantors' Warranties are deemed to be given pursuant to the provisions of Clause 5.2.3, which shows any of the Warrantors' Warranties to be or to have been untrue, inaccurate or misleading, or breached, or of any circumstances it becomes aware which would or can be expected to cause any of the Warranties to be untrue, inaccurate or misleading or breached.

5.2.5 If at any time on or prior to the last date on which the Warranties are deemed to be given pursuant to the provisions of Clause 5.2.3, by reference to the facts and circumstances then subsisting, any matter or event comes to the attention of any of the Warrantors which:

(i) would or might result in any of the Warranties, if repeated immediately after the occurrence of such matter or event, being untrue or inaccurate or breached; or

(ii) would or might render any statement untrue, inaccurate or misleading, whether of fact or opinion, contained in the Hong Kong Public Offering Documents, the Formal Notice or any of them if the same were issued immediately after the occurrence of such matter or event; or

(iii) would or might result in the omission of any fact which is material for disclosure or required by applicable Laws to be disclosed in the Hong Kong Public Offering Documents, the Formal Notice or the International Placing Documents or any of them (assuming that the relevant documents were to be issued immediately after occurrence of such matter or event); or

(iv) would or might result in any breach of the representations, warranties or undertakings given by any of the Warrantors or any circumstances giving rise to a claim under any of the indemnities as contained in, or

given pursuant to, this Agreement,

such Warrantor shall jointly and severally forthwith notify and consult the Company and the Joint Global Coordinators (for themselves and on behalf of the other Hong Kong Underwriters), and shall take such steps as may be reasonably requested by the Joint Global Coordinators (for themselves and on behalf of the other Hong Kong Underwriters) to remedy the same.

5.2.6 If any matter or event referred to in Clause 5.2.5 shall have occurred, nothing herein shall prejudice any rights that the Joint Global Coordinators or any of the Hong Kong Underwriters may have in connection with the occurrence of such matter or event, including without limitation its rights under Clause 8.

5.2.7 The Warrantors shall not, and shall procure that their respective Affiliates will not:

(i) do or omit to do anything or permit to occur any event which would or might render or cause, and will use its best efforts not to permit, any of the Warrantors' Warranties to be untrue, inaccurate or misleading, or breached in any respect at or prior to any time referred to in Clause 5.2.3 (assuming such Warranties to be repeated at such times with reference to the facts and circumstances then subsisting); or

(ii) do or omit to do anything or permit to occur any event which would or could materially and adversely affect the Hong Kong Public Offering.

5.2.8 For the purpose of this Clause 5:

(i) the representations, warranties and undertakings shall remain in full force and effect notwithstanding the completion of the subscription of the Offer Shares, the completion of the Hong Kong Public Offering or the Global Offering and all other matters and arrangements referred to or contemplated by this Agreement;

(ii) if an amendment or supplement to the Hong Kong Public Offering Documents, the Formal Notice or the International Placing Documents or any of them is published after the date hereof, representations, warranties and undertakings relating to any such documents given pursuant to this Clause 5 shall be deemed to be repeated on the date of publication of such amendment or supplement, and when so repeated, representations, warranties and undertakings relating to such documents shall be read and construed subject to the provisions of this Agreement as if the references therein to such documents means such documents when read together with such amendment or supplement; and

(iii) the benefit of the representations, warranties and undertakings contained in this Agreement may be assigned in whole or in part by any of the Hong Kong Underwriters to any of their respective Affiliates, and their respective directors, officers, employees, agents and sub-underwriters but save as aforesaid and as provided in Clause 9.3.2, no

party hereto shall assign or transfer any of its rights or obligations under this Agreement.

6 FURTHER UNDERTAKINGS

6.1 The Company undertakes to each of the Joint Global Coordinators, the Sponsor and the Hong Kong Underwriters that, and the Warranting Shareholders undertake to procure that:

6.1.1 the Company will comply in all respects with the terms and conditions of the Hong Kong Public Offering and, in particular, without limitation:

(i) to comply with all applicable Laws issued from time to time, in particular, to comply with the obligations imposed upon it by the Companies Ordinance and the Listing Rules in respect of or by reason of the making of the Hong Kong Public Offering including, but without limitation, the making of all necessary filings with the Registrar of Companies in Hong Kong, the Stock Exchange, the SFC and the China Securities Regulatory Commission, and the making available for inspection in Hong Kong of the documents and in the manner referred to in the paragraph headed "Documents delivered to the Registrar of Companies and available for inspection" of Appendix IX to the Prospectus during the period specified in that paragraph;

(ii) to comply in all aspects with the terms and conditions of the Global Offering and, in particular, to allot and issue the Hong Kong Offer Shares to successful applicants under the Hong Kong Public Offering and, if any of the Hong Kong Offer Shares falls to be taken up pursuant to Clause 3.4.6, to the applicants under Clause 3.4.6(i) or, as the case may be, as the Joint Global Coordinators direct; and

(iii) as soon as practicable following announcement of the basis of allocation of the Hong Kong Offer Shares and in any event no later than 14 December 2006 (the date specified in the Prospectus for the despatch of the share certificates), to cause definitive share certificates representing the Hong Kong Offer Shares to be posted or made available for collection in accordance with the terms of the Hong Kong Public Offering to successful applicants or, as the case may be, procure that the share certificates for Hong Kong Offer Shares in respect of which successful applicants have elected for delivery into CCASS shall be duly delivered to the depositary for Hong Kong Securities Clearing Company Limited for credit to the stock account of such CCASS participant(s) as may be specified for such purpose by or on behalf of the relevant applicant;

6.1.2 the Company will use its best endeavours to procure that the Registrar and the Receiving Bankers will comply with the terms of their respective appointments and will do all such acts and things as may be required to be done by each of them and by the time specified or necessary in connection with the Global Offering and in particular, but without limitation, as set out in the Registrar's Agreement and the Receiving Bankers Agreement, respectively. None of the

terms of the appointments of the Registrar and the Receiving Bankers shall be amended without the prior written consent of the Sponsor (on behalf of the Hong Kong Underwriters);

6.1.3 the Company will comply with the Listing Rules in relation to supplemental listing documents and further agrees not to issue, publish, distribute or make available any announcement, circular or document as contemplated above without the prior written consent of the Joint Global Coordinators;

6.1.4 as soon as practicable, the Company will deliver to the Stock Exchange the declaration substantially in the form set out in Appendix 5, Form F of the Listing Rules acceptable to the Stock Exchange;

6.1.5 the Company will procure that none of the connected persons (as defined in the Listing Rules) of the Company will apply for any Offer Shares either in their own names or through nominees unless permitted to do so under the Listing Rules and obtain confirmation to that effect;

6.1.6 the Company will use all of the net proceeds received by it pursuant to the Global Offering solely in the manner specified in the Prospectus in the section headed "Future Plans and Use of Proceeds";

6.1.7 except pursuant to the Global Offering (including pursuant to the Over-allotment Option) or with the prior written consent of the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) and unless in compliance with the requirements of the Listing Rules, the Company will not, and will procure that Jin Jiang Hotels Development will not, allot or issue, or agree to allot or issue, shares or other securities of the Company or of Jin Jiang Hotels Development (including warrants or other convertible or exchangeable securities) or grant or agree to grant any options, warrants, or other rights to subscribe for or convertible or exchangeable into shares or other securities of the Company or of Jin Jiang Hotels Development or repurchase shares or other securities of the Company or of Jin Jiang Hotels Development or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequence of ownership of any shares of the Company or Jin Jiang Hotels Development or offer to or agree to do any of the foregoing or announce any intention to do so during the six months immediately following the Listing Date and in the event that the Company doing any of the foregoing by virtue of the aforesaid exceptions or during the period of six months immediately following the expiry of the first six months period after the Listing Date, it will take all reasonable steps to ensure that any such act will not create a disorderly or false market for any shares or other securities of the Company;

6.1.8 the Company will use its best efforts to have the Offer Shares approved for listing on the Stock Exchange by 4:00 p.m. on the Business Day before the Force Majeure Expiry Date and thereafter to maintain the listing of the H Shares on the Stock Exchange;

6.1.9 without prejudice to Clauses 3.4.6(ii), 3.6.2 and 3.6.3, the Company will pay (and indemnify each of the Hong Kong Underwriters) any tax, duty, levy, fee

or other charge or expense (if any) which may be payable in the PRC, Hong Kong or elsewhere, whether pursuant to the requirement of any law, rule or regulation or otherwise, in connection with the creation, allotment or issue, sale or transfer of the Offer Shares, the Global Offering or the execution and delivery of, and the performance of any of the provisions under, this Agreement; in particular, the Company agrees to indemnify and hold the Hong Kong Underwriters harmless against any Trading Fee or Transaction Levy that may be required to be paid in connection with the issuance of the Offer Shares and the listing of the Offer Shares on the Stock Exchange;

6.1.10 the Company shall not at any time after the date of this Agreement up to and including the date on which all the Conditions are fulfilled or waived, amend or agree to amend the Articles of Association or enter into or allow any Group Company to enter into any commitment or arrangement which could adversely affect the Global Offering or which is outside the course of business of any Group or take any steps which, in the opinion of the Joint Global Coordinators, would be inconsistent with any expression of policy or intention in the Prospectus or make any material amendment to any of the service contracts of the directors of the Company or waive or release a director of the Company from any provision of his or her service contract and the Company shall do all such acts and things to enforce or preserve the rights of the Company under the service contracts;

6.1.11 at any time within the period during which the Over-allotment Option may be exercised, the Company shall not declare or make any payment of dividends, make any other distribution of profits whatsoever, any return of value or any issue of bonus Shares to its shareholders or offer or agree to do any of the foregoing or announce any intention to do so, and within the period commencing on the date of the Prospectus and ending on the date six months from the Listing Date, purchase any securities of the Company;

6.1.12 if at any time prior to the completion of the issue of the Offer Shares by the Company, any event occurs as a result of which any of the Offer Documents, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the Offer Documents to comply with applicable Laws, the Company and the Warranting Shareholders will promptly notify the Joint Global Coordinators and will prepare and provide to the Joint Global Coordinators an amendment or supplement which will correct such statement or omission and effect such compliance and will not distribute any such amendment or supplement which the Joint Global Coordinators object;

6.1.13 if, at any time up to or on the date falling 30 days after the Listing Date, there is a significant change which affects or is capable of affecting any information contained in the Offer Documents or a significant new matter arises, the inclusion of information in respect of which would have been required in any of the Offer Documents had it arisen before any of them was issued, then the Company shall:

(i) promptly provide full particulars thereof to the Joint Global Coordinators;

(ii) if so required by the Sponsor or the Joint Global Coordinators, inform the Stock Exchange of such change or matter;

(iii) (if so required by the Stock Exchange or the Sponsor or the Joint Global Coordinators) promptly prepare and (through the Sponsor) deliver to the Stock Exchange for approval documentation containing details thereof in a form agreed by the Joint Global Coordinators and publish such documentation in such manner as the Stock Exchange or the Sponsor or the Joint Global Coordinators may require; and

(iv) make any necessary announcements to the Stock Exchange and the press to avoid a false market being created in the Offer Shares.

The Company undertakes not to issue, publish, distribute or make available publicly any announcement, circular, document or other communication relating to any matter aforesaid without the prior written consent of the Joint Global Coordinators (such consent not to be unreasonably withheld or delayed).

6.1.14 the Company will assist the Joint Lead Mangers to obtain the qualification of the Offer Shares for offering under the laws of such jurisdictions as the Joint Global Coordinators may designate and to maintain such qualifications in effect so long as required for the sale of the Offer Shares. The Company will promptly advise the Joint Global Coordinators of the receipt by the Company of any notification with respect to the suspension of the qualification of the Offer Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

6.1.15 the Company will not, and will not permit any of its Affiliates to, resell within 40 days after the later of the close of the Global Offering and the exercise or lapse of the Over-allotment Option, any Shares that have been acquired by any of them pursuant to the Global Offering;

6.1.16 upon the request of any Underwriter, the Company will furnish, or cause to be furnished, to such Underwriter an electronic version of the Company's trademarks, service marks and corporate logo for use on the website, if any, operated by such Underwriter for the purpose of facilitating the on-line offering of the Offer Shares (the "**License**"); provided, however, that the License shall be used solely for the purpose described above, is granted without any fee and may not be assigned or transferred;

6.1.17 during a period of two years from the Listing Date , the Company will furnish to its shareholders as soon as practicable after the end of each fiscal year an annual report (in English) (including a balance sheet and statements of income, shareholders' equity and cash flows of the Company and its consolidated subsidiaries certified by independent public accountants and prepared in conformity with Hong Kong Financial Reporting Standards ("**HKFRS**") and, as soon as practicable after the end of the first six-month period of each fiscal

year (beginning with the first such period ending after the date of the Final Offering Circular), to make available to its shareholders consolidated summary financial information of the Company and its subsidiaries for such six-month period in reasonable detail prepared in accordance with HKFRS; provided, however, this covenant shall not need to be complied with if compliance conflicts with any applicable rules and regulations of Hong Kong including any Hong Kong securities-related legislation or the Listing Rules; and

6.1.18 during the period of two years hereafter, the Company will furnish to the Joint Global Coordinators and, upon request, to each of the other Hong Kong Underwriters, as soon as practicable after the end of each fiscal year, copies of its interim and annual reports to shareholders for such year; and the Company will furnish to the Joint Global Coordinators and, upon request, to each of the other Hong Kong Underwriters (i) as soon as available, a copy of each report or financial statement furnished to or filed with the Stock Exchange and (ii) from time to time, subject to compliance with applicable laws and regulations, such other information concerning the Company as the Joint Global Coordinators may reasonably request.

6.2 Restrictions on Dealings and Related Matters

6.2.1 Each of the Warranting Shareholders undertakes to each of the Joint Global Coordinators, the Sponsor, the Company and the Hong Kong Underwriters that:

(i) it shall not, without the prior written consent of the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) and of the Stock Exchange, and unless all the relevant requirements under the Listing Rules and all applicable laws are complied with, in the period commencing on the date by reference to which disclosure of its shareholding in the Company is made in the Prospectus and ending on a date which is six months from the Listing Date (the "**Lock-up Period**"),

(a) transfer or dispose of, nor enter into any agreements to transfer or dispose of or otherwise create any options, rights, interests or Encumbrances in respect of any of such securities of the Company in respect of which either of the Warranting Shareholders is shown by the Prospectus to be the beneficial owner(s) or any interest in such securities (which includes any interest in a company which holds any such securities) or securities that constitute or confer the right to receive such securities or securities convertible into or exercisable or exchangeable for or repayable with such securities; or

(b) enter into a swap agreement or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such securities, whether any such swap agreement or other agreement or transaction is to be settled by delivery of such securities or other securities, in cash or otherwise; or

(c) agree (conditionally or unconditionally) to enter into or effect any transaction with the same economic effect as any of the transactions referred to in paragraphs (a) or (b) above;

(d) announce any intention to enter into or effect any of the transactions referred to in paragraphs (a), (b) or (c) above; and

(ii) it shall not, without the prior written consent of the Joint Global Coordinators (on behalf of the Hong Kong Underwriters) and of the Stock Exchange, and unless all the relevant requirements under the Listing Rules and all applicable laws are complied with, will procure that the relevant registered holder(s) shall not, directly or indirectly, in the period of six months commencing on the date on which the Lock-up Period expires do any of the foregoing if immediately following such action(s), Jin Jiang International would cease to be a controlling shareholder of the Company for the purposes of the Listing Rules.

In the event that either of the Warranting Shareholders takes any such action aforementioned, such Warranting Shareholder shall take all reasonable steps to ensure that any such action will not create a disorderly or false market for any Offer Shares or other securities of the Company.

6.2.2 The Warranting Shareholders further undertake to each of the Company, the Joint Global Coordinators, the Sponsor, the Hong Kong Underwriters that, within the period from the date by reference to which disclosure of their shareholding in the Company is made in the Prospectus and ending on the date which is twelve months from the Listing Date, each of them will:

(i) when it pledges or charges any securities or interests in the securities of the Company beneficially owned by it in favour of an authorised institution pursuant to Note 2 to Rule 10.07(2) of the Listing Rules, immediately inform the Company and the Sponsor in writing of such pledges or charges together with the number of securities and nature of interest so pledged or charged; and

(ii) when it receives indications, whether verbal or written, from any pledgee or chargee that any of the pledged or charged securities or interests in the securities of the Company will be sold, transferred or disposed of, immediately inform the Company and the Joint Global Coordinators in writing of such indications.

The Company will inform the Stock Exchange and the Joint Global Coordinators as soon as it has been informed of the matters above (if any) by either of the Warranting Shareholders and disclose such matters by way of a press announcement.

6.3 Obligations and liability

6.3.1 The obligations of each of the Warrantors shall be binding on its successors.

6.3.2 Any liability to any party to this Agreement may in whole or in part be released,

compounded or compromised and time or indulgence may be given by any party as regards any person under such liability without prejudicing the rights of any other party or the relevant party's other rights against such person or the relevant party's rights against any other person under the same or a similar liability.

6.3.3 Subject to the provisions of the Agreement Among Hong Kong Underwriters (which shall not be binding on or confer any rights upon any persons other than the parties thereto), for the avoidance of doubt neither the Joint Global Coordinators, the Sponsor nor any of the Hong Kong Underwriters shall be responsible or liable for any breach of the provisions of this Agreement by any of the Hong Kong Underwriters (other than itself in its capacity as a Hong Kong Underwriter).

6.3.4 Save and except for any loss or damage finally judicially determined to have arisen solely out of wilful default, gross negligence or fraud on the part of the Joint Global Coordinators, the Sponsor or the relevant Hong Kong Underwriter, no claim shall be made against the Joint Global Coordinators, the Sponsor or any of the Hong Kong Underwriters or against any other of the Indemnified Persons (such right of the Indemnified Persons being held by the Hong Kong Underwriters as trustee for the Indemnified Persons) by the Company and/or any of the other Warrantors (and each of the Warrantors shall procure that none of its Affiliates shall make any such claim), to recover any damage, cost, charge or expense which any of the Warrantors may suffer or incur by reason of or arising out of the carrying out by the Joint Global Coordinators, the Sponsor or any of the Hong Kong Underwriters of the work to be done by any of them or the performance of their respective obligations hereunder or otherwise in connection with the Offer Documents, the Global Offering and any associated transactions (whether in performance of its duties as underwriters or otherwise). Specifically (but without prejudice to the generality of the foregoing), none of the Joint Global Coordinators, the Sponsor or the Hong Kong Underwriters shall have any liability or responsibility whatsoever for any alleged insufficiency of the Offer Price or any dealing price of the Offer Shares.

7 INDEMNITY

7.1 The Warrantors jointly and severally undertake to indemnify and keep indemnified (on an after-tax basis) and hold harmless each of the Joint Global Coordinators, the Sponsor and the Hong Kong Underwriters (for themselves and on trust for their respective directors, officers, employees, agents, assignees and affiliates (the "**Related Parties**")) (each an "**Indemnified Person**") on demand from and against (i) all and any actions, claims (whether or not any such claim involves or results in any actions or proceedings), demands, investigations and proceedings from time to time made or brought or threatened to be made or brought (together the "**Actions**") against, and (ii) all losses, damages, liabilities, payments, costs or expenses including legal fees and taxes (including stamp duty and any penalties and/or interest arising in respect of any taxes) (including, without limitation, all payments, costs or expenses made or incurred arising out of or in connection with the settlement of any Actions or in investigating, disputing or defending the same or the enforcement of any such settlement or any judgment obtained in respect of any Actions) (together the "**Losses**") which may be suffered, made or incurred by, an Indemnified Person (with such amount of indemnity

to be paid to the Joint Global Coordinators, the Sponsor and the Hong Kong Underwriters to cover all the Actions against, and Losses incurred by, such party and its Related Parties) in connection with:

7.1.1 the performance by any of the Joint Global Coordinators, the Sponsor, the Hong Kong Underwriters or any of them of its or their obligations under this Agreement; or

7.1.2 the issue, publication, distribution or making available of any of the Offer Documents (including any amendment thereof or supplement thereto) and/or any document, public notice, announcement and advertisement whatsoever in connection with the Global Offering (whether or not approved by the Joint Global Coordinators); or

7.1.3 the offer, allotment, issue, sale or transfer of the Offer Shares; or

7.1.4 any breach or alleged breach on the part of the Company or any of the Warranting Shareholders of any of the provisions of this Agreement, the Articles of Association or the International Underwriting Agreement; or

7.1.5 any of the Warranties being untrue, inaccurate or misleading or otherwise breached or being alleged by any third party to be untrue, inaccurate or misleading or otherwise breached; or

7.1.6 any breach or alleged breach of the laws, rules and regulations of any country or territory resulting from the distribution of any of the Offer Documents and/or any offer, sale, or distribution of the Offer Shares otherwise than in accordance with and on the terms of those documents and this Agreement; or

7.1.7 any of the Offer Documents or, any supplement or amendment thereto, containing any untrue or alleged untrue statement of a fact, or omitting or allegedly omitting a fact necessary to make any statements therein in light of the circumstances under which they were made, not misleading; or

7.1.8 any failure or alleged failure by any of the Directors to comply with their respective obligations under the Listing Rules; or

7.1.9 the settlement by any Group Company of any investigation or proceeding by any Governmental Authority, commenced or threatened; or

7.1.10 any act or omission of the Company, any of the Warranting Shareholders or any Group Company in relation to the Global Offering; or

7.1.11 any statement, estimate, forecast or expression of opinion, intention or expectation contained in the Offer Documents or, any amendment or supplement thereto being or being alleged untrue, incomplete, inaccurate or misleading, or any omission to state therein a fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; or

7.1.12 the Global Offering failing or being alleged to fail to comply with the requirements of the Listing Rules or any statute or statutory regulation of any

applicable jurisdiction, or any condition or term of any approvals in connection with the Global Offering, other than as a direct result of breach(es) of undertakings hereof by the Hong Kong Underwriters or any of them; or

7.1.13 any of the Offer Documents failing or being alleged to fail to disclose sufficient information necessary to enable an informed assessment to be made of the assets and liabilities, financial position, profits and losses and prospects of the Group or of the rights attaching to the H Shares; or

7.1.14 otherwise, howsoever, in connection with the Hong Kong Public Offering and the underwriting thereof,

provided that the above indemnity in respect of any Action or Loss shall not, except in relation to Clauses 7.1.2, 7.1.7, 7.1.11 and 7.1.13, be available to any Indemnified Person to the extent that such Action or Loss is finally judicially determined to have been caused solely by the wilful default, gross negligence or fraud on the part of such Indemnified Person; and any settlement or compromise of or consent to the entry of judgement with respect to any Action or Loss by any of the Joint Global Coordinators, the Joint Lead Manager, the Sponsor and the Hong Kong Underwriters or any other Indemnified Person shall be made without prejudice to any claim, action or demand any of the Joint Global Coordinators, the Sponsor and the Hong Kong Underwriters or any other Indemnified Person may have or make against the Company and/or either of the Warranting Shareholders under this Clause, or otherwise under this Agreement.

7.2 Counsel to the Indemnified Persons shall be selected by the Joint Global Coordinators at their sole discretion. The Warrantors may participate at their own expense in the defence of any such action; provided, however, that counsel to the Warrantors shall not (except with the consent of the relevant Indemnified Person) also be counsel to the relevant Indemnified Person. The Warrantors shall not, without the prior written consent of the relevant Indemnified Person or the Hong Kong Underwriter of which such Indemnified Person is a Related Party, settle or compromise or consent to the entry of any judgment with respect to litigation or any investigation or proceeding by any Governmental Authority, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Clause, without first consulting the Indemnified Persons (whether or not such Indemnified Person is an actual or potential party thereto) or the Hong Kong Underwriter of which such Indemnified Person is a Related Party.

7.3 The provisions of the indemnities contained in this Clause are not affected by any other forms (including any limitations) set out in this Agreement.

7.4 If the indemnity under this Clause 7 is unavailable or insufficient to hold harmless an Indemnified Person, then the Warrantors shall jointly and severally on demand contribute to the amount paid or payable by such Indemnified Person as a result of such Actions or Losses;

7.4.1 in such proportion as is appropriate to reflect the relative benefits received by the Warrantors on the one hand and the Hong Kong Underwriters on the other hand from the Hong Kong Public Offering; or

7.4.2 if the allocation provided in (a) above is not permitted by applicable Laws,

then in such proportion as is appropriate to reflect not only the relative benefits referred to in (a) above but also the relative fault of any of the Warrantors on the one hand and the Hong Kong Underwriters on the other hand which resulted in the Actions or Losses as well as any other relevant equitable considerations.

7.5 For the purpose of Clause 7.4, the relative benefits received by the Warrantors on the one hand and the Hong Kong Underwriters on the other hand shall be deemed to be in the same proportions as the total net proceeds received by the Company (before deducting expenses) as a result of the Global Offering bear to the aggregate amount of the commissions which the Hong Kong Underwriters are entitled to receive pursuant to Clause 4.1 of this Agreement. Relative fault shall be determined by reference to, among other things, the relative intent, knowledge, access to information and opportunity to correct or prevent the breach or alleged breach on the part of the Warrantors of any of the provisions of this Agreement or the Warranties being untrue or misleading or having been breached or being alleged to be untrue or misleading or being alleged to have been breached. The parties to this Agreement agree that it would not be just and equitable if contributions pursuant to Clause 7.4 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Clause 7.5. The amount paid (on a several basis) by an Indemnified Party as a result of any Actions or Losses, shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Actions.

7.6 All payments made by the Warrantors under this Clause 7 shall be made gross, free of any right of counterclaim or set off and without deduction or withholding of any kind, other than any deduction or withholding required by Law. If a Warrantor makes a deduction under this Clause 7, the sum due from the Warrantors shall be increased to the extent necessary to ensure that, after the making of any deduction or withholding, the relevant Indemnified Party which is entitled to such payment receives a sum equal to the sum it would have received had no deduction or withholding been made.

7.7 If a payment under this Clause 7 will be or has been subject to tax, the Warrantors shall pay the relevant Indemnified Party on demand the amount (after taking into account any tax payable in respect of the amount and treating for these purposes as payable any tax that would be payable but for a relief, clearance, deduction or credit) that will ensure that the relevant Indemnified Party receives and retains a net sum equal to the sum it would have received had the payment not been subject to tax.

7.8 The foregoing provisions of this Clause 7 will continue in full force and effect notwithstanding the Global Offering becoming unconditional and having been completed or the termination of the Agreement (as the case may be).

8 TERMINATION IN EXCEPTIONAL CIRCUMSTANCES

8.1 At any time prior to 8:00 a.m. on the Force Majeure Expiry Date:

8.1.1 there has come to the notice of the Joint Global Coordinators:

(i) that any statement, considered by the Joint Global Coordinators to be material, contained in the Prospectus and/or the Application Forms in

relation to the Global Offering was, when it was issued, or has become, untrue, incorrect or misleading or that any forecasts, expressions of opinion, intention or expectation considered by the Joint Global Coordinators to be material to the Global Offering expressed in the Prospectus and/or the Application Forms are not fair and honest and based on reasonable assumptions, when taken as a whole; or

(ii) that any matter has arisen or has been discovered which would, had it arisen or been discovered immediately before the date of the Prospectus, constitute an omission therefrom reasonably considered by the Joint Global Coordinators to be material to the Global Offering; or

(iii) any breach of any of the obligations imposed upon any party to this Agreement or the International Underwriting Agreement (other than upon any of the Joint Global Coordinators or Underwriters) considered by the Joint Global Coordinators to be material to the Global Offering; or

(iv) any change or development involving a prospective change in the conditions, business affairs, prospects, profits, losses or the financial or trading position or performance of any Group Company which is considered by the Joint Global Coordinators to be material to the Global Offering; or

(v) any breach of any of the Warranties under this Agreement considered by the Joint Global Coordinators to be material to the Global Offering; or

(vi) approval by the Listing Committee of the Stock Exchange of the listing of, and permission to deal in, the H Shares (including any additional H Shares that may be issued upon the exercise of the Over- allotment Option or that may be transferred to SSF Council for the retention upon the exercise of the Over-allotment Option) is refused or not granted, other than subject to customary conditions, on or before the date of approval of the listing, or if granted, the approval is subsequently withdrawn, qualified (other than by customary conditions) or withheld; or

(vii) the Company withdraws the Prospectus (or any other documents used in connection with the contemplated offering of the Offer Shares) or the Global Offering; or

(viii) any person (other than any of the Joint Global Coordinators or Hong Kong Underwriters) has withdrawn or sought to withdraw its consent to being named in the Prospectus or to the issue of the Prospectus; or

8.1.2 there shall develop, occur, exist or come into effect:

(i) any event, or series of events, beyond the reasonable control of the Hong Kong Underwriters (including, without limitation, acts of government, strikes, calamity, crisis, lock-outs, fire, explosion, flooding,

civil commotion, acts of war, outbreak or escalation of hostilities (whether or not war is declared), acts of God, acts of terrorism, declaration of a national or international emergency, riot, public disorder, economic sanctions, outbreaks of diseases, pandemics or epidemics including Severe Acute Respiratory Syndrome and H5N1 and such related or mutated forms or interruption or delay in transportation); or

(ii) any change or development involving a prospective change, or any event or series of events likely to result in or representing any change or development involving a prospective change, in local, national, regional, international, financial, economic, political, military, industrial, fiscal, regulatory or market conditions or matters or monetary or trading settlement systems (including any moratorium, suspension or restriction on trading in securities generally on the Stock Exchange, the New York Stock Exchange, the London Stock Exchange, the American Stock Exchange, the Nasdaq National Market or the Shanghai Stock Exchange, or a fluctuation in the exchange rate of the Hong Kong dollar against any foreign currency, or any interruption in securities settlement or clearance service or procedures in Hong Kong, New York, London, United States or Shanghai; or

(iii) any new Law or change or development involving a prospective change in existing Laws or any change or development involving a prospective change in the interpretation or application thereof by any court or other competent authority in any of Hong Kong, the PRC, the United Kingdom, the United States or Japan (the "**Specific Jurisdictions**"); or

(iv) the imposition of economic sanctions, in whatever form, directly or indirectly, by, or for the United States or by the European Union (or any member thereof) on any of the Specific Jurisdictions; or

(v) a change or development involving a prospective change in taxation or exchange control (or the implementation of any exchange control), currency exchange rates or foreign investment Laws in any of the Specific Jurisdictions or affecting an investment in the H Shares; or

(vi) any change or development involving a prospective change, or a materialisation of, any of the risks set out in the section headed "Risk Factors" in the Prospectus; or

(vii) any litigation or claim of any third party being threatened or instigated against any Group Company; or

(viii) a Director being charged with an indictable offence or prohibited by operation of law or otherwise disqualified from taking part in the management of a company; or

(ix) the chairman or chief executive officer of the Company vacating his or her office; or

(x) the commencement by any regulatory or political body or organisation of any action against a Director or an announcement by any regulatory or political body or organisation that it intends to take any such action; or

(xi) a contravention by any member of the Group of the Companies Ordinance or any of the Listing Rules; or

(xii) a prohibition on the Company for whatever reason from allotting or selling the Offer Shares pursuant to the terms of the Global Offering; or

(xiii) non-compliance of the Prospectus (or any other documents used in connection with the contemplated offering of the Offer Shares) or any aspect of the Global Offering with the Listing Rules or any other applicable laws or regulations; or

(xiv) other than with the approval of the Joint Global Coordinators, the issue or requirement to issue by the Company of a supplement or amendment to the Prospectus or the offering circular relating to the International Placing (or any other documents used in connection with the contemplated offering of the Offer Shares) pursuant to the Companies Ordinance or the Listing Rules; or

(xv) a valid demand by any creditor for repayment or payment of any indebtedness of any Group Company or in respect of which any Group Company is liable prior to its stated maturity; or

(xvi) any loss or damage sustained by any Group Company (howsoever caused and whether or not the subject of any insurance or claim against any person); or

(xvii) a petition is presented for the winding-up or liquidation of any Group Company or any Group Company makes any composition or arrangement with its creditors or enters into a scheme of arrangement or any resolution is passed for the winding-up of any Group Company or a provisional liquidator, receiver or manager is appointed to take over all or part of the assets or undertaking of any Group Company or anything analogous thereto occurs in respect of any Group Company; or

(xviii) any general moratorium on commercial banking activities in Hong Kong (imposed by the Financial Secretary of Hong Kong and/or the Hong Kong Monetary Authority or otherwise), New York (imposed at the United States federal or New York state level or otherwise), Japan, the United Kingdom, the PRC or the European Union; or a disruption in commercial banking or securities settlement or clearance services in the aforesaid jurisdictions,

which in each case in the sole opinion of the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters):

(a) is or will or could be reasonably expected to have a material

adverse effect on the general affairs, management, business, financial, trading or other condition or prospects of the Group taken as a whole; or

(b) has or will have or could be reasonably expected to have a material adverse effect on the success, marketability or pricing of the Global Offering or the level of applications under the Hong Kong Public Offering or the level of interest under the International Placing; or

(c) makes it or will make it inadvisable, inexpedient or impracticable for the Global Offering to proceed on the terms and in the manner contemplated in the Offer Documents or to market the Global Offering; or

(d) has or would have the effect of making any part of the Hong Kong Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms or which prevents the processing of applications and/or payment pursuant to the Global Offering or pursuant to the underwriting thereof,

then the Joint Global Coordinators, at their sole discretion, may, for themselves and on behalf of the Hong Kong Underwriters, upon giving notice in writing to the Company made pursuant to the provisions of Clause 9.13 (with a copy of such notice to each of the other Hong Kong Underwriters), terminate this Agreement with immediate effect.

8.2 Upon the termination of this Agreement pursuant to the provisions of Clauses 2.1, 2.5 or 8.1:

8.2.1 each of the parties hereto shall cease to have any rights or obligations under this Agreement, no party to this Agreement shall be under any liability to any other party in respect of this Agreement, and no party shall have any claim against any other party to this Agreement for costs, damages, compensation or otherwise, save in respect of the provisions of this Clause 8 and Clauses 4, 7 and 9, any antecedent breaches under this Agreement and any rights or obligations which may have accrued under this Agreement prior to such termination;

8.2.2 the Company shall refund forthwith all payments, if any, made by the Hong Kong Underwriters or any of them pursuant to Clause 3.4 and/or by the successful applicants under valid Hong Kong Public Offering Applications (in the latter case, the Company shall procure that the Registrar and the Nominee despatch refund cheques to all applicants under the Hong Kong Public Offering in accordance with the Registrar Agreement and the Receiving Bankers Agreement);

8.2.3 the Company shall pay the Joint Global Coordinators the costs, fees and expenses set out in Clause 4.3;

8.2.4 the Company shall pay BNP the costs, fees and expenses set out in Clause 4.2; and

8.2.5 BNP may, in accordance with the provisions herein, instruct the Nominee to make any such (or any part of such) payments as referred to in Clauses 8.2.3 and 8.2.4 above as shall be payable by the Company under this Agreement out of the interest accrued on the monies received in respect of the Hong Kong Public Offering, if any.

9 GENERAL PROVISIONS

9.1 Release

Any liability to any party under this Agreement may in whole or in part be released, compounded or compromised, and time or indulgence may be given, by that party (and, where any liability is owed to any Hong Kong Underwriters, by the Joint Global Coordinators on behalf of any or all of the Hong Kong Underwriters) at their absolute discretion as regards any person under such liability, without in any way prejudicing or affecting that party's rights against any other person under the same or a similar liability, whether joint and several or otherwise.

9.2 Remedies and waivers

9.2.1 No failure or delay by any party hereto in exercising any right, power or remedy provided by Law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time, and no single or partial exercise of any such right, power or remedy under or pursuant to this Agreement shall preclude any other or further exercise of it or the exercise of any other right, power or remedy.

9.2.2 The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any other rights, powers and remedies (whether provided by Law or otherwise).

9.3 Successors and Assignment

9.3.1 This Agreement shall be binding upon, and inure solely to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

9.3.2 Each of the Joint Global Coordinators, the Sponsor and the Hong Kong Underwriters may assign or transfer all or any part of the benefits of, or interest or right in or under this Agreement.

9.3.3 Save as provided in Clause 9.3.2, no party hereto may assign or transfer all or any part of the benefits of, or interest or right in or under, this Agreement.

9.3.4 Obligations under this Agreement shall not be assignable by any party without the prior written consent of all other parties thereto.

9.4 Further assurance

Each of the parties hereto undertakes with the other parties hereto that it shall execute

and perform and procure that there are executed and performed such further documents and acts as the other parties hereto may reasonably require to give effect to the provisions of this Agreement.

9.5 Entire agreement and variation

9.5.1 This Agreement, together with any document referred to herein as an agreement expected to be entered into, constitutes the entire agreement between the Company, the Warranting Shareholders, the Joint Global Coordinators, the Sponsor and the Hong Kong Underwriters relating to the underwriting of the Hong Kong Public Offering to the exclusion of any terms implied by Law which may be excluded by contract. This Agreement supersedes and extinguishes all previous agreements or understandings relating to the underwriting of the Hong Kong Public Offering which shall cease to have any further force or effect and each party acknowledges that no party hereto has entered into this Agreement in reliance upon any representation, warranty, promise, agreement or undertaking which is not set out or referred to in this Agreement.

9.5.2 No party shall have any right of action (except in the case of fraud) against any other party to this Agreement arising out of or in connection with any representation, warranty, promise, agreement or undertaking which is not set out or referred to in this Agreement except to the extent such representation, warranty, promise, agreement or undertaking is reported in this Agreement or the other documents or agreements referred to herein which are incorporated by reference in this Agreement.

9.5.3 No variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each of the parties hereto. The expression "**variation**" shall include any variation, supplement, deletion or replacement however effected.

9.6 Time of essence

Any time, date or period referred to in this Agreement may be extended by mutual written agreement between the Company, the Warranting Shareholders and the Joint Global Coordinators (for themselves and for and on behalf of the Hong Kong Underwriters and the Sponsor), but as regards any time, date or period originally fixed or any time, date or period so extended as aforesaid, time shall be of the essence.

9.7 Announcements

9.7.1 Subject to Clause 9.7.2, no announcement or public communication concerning this Agreement or the subject matter hereof shall, for a period of one year from the date hereof, be made by any of the parties hereto (and each party shall procure that their respective directors, officers and agents shall comply with the restrictions of this Clause 9.7) without the prior written approval of the Joint Global Coordinators.

9.7.2 Any party hereto may make an announcement or public communication concerning this Agreement, the subject matter hereof or any ancillary matter hereto if and to the extent:

(i) required by Law; or

(ii) required by any Governmental Authority to which such party is subject or submits, wherever situated, including, without limitation, the Stock Exchange and the SFC whether or not the requirement has the force of Law,

provided that in such case, the relevant party shall first consult with the Joint Global Coordinators and the Joint Global Coordinators shall have had a reasonable opportunity to review and comment on the final draft and its comments (if any) have been fully considered by the relevant party.

9.7.3 Each of the Warrantors shall procure compliance by their respective Affiliates with the provisions of this Clause 9.7.

9.7.4 For the avoidance of doubt, the parties hereto acknowledge and agree that copies of this Agreement will be registered with the Registrar of Companies in Hong Kong and filed with the Stock Exchange for the purpose of satisfaction of the conditions set out in Clause 2.1.1(ii).

9.8 Invalidity

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Law of any jurisdiction that shall not affect or impair:

9.8.1 the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

9.8.2 the legality, validity or enforceability under the Law of any other jurisdiction of that or any other provision of this Agreement.

9.9 Counterparts

This Agreement may be executed in any number of counterparts and by the parties hereto on separate counterparts, each of which when so executed and delivered shall be an original but all of which together shall constitute one and the same instrument.

9.10 Governing law

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

9.11 Jurisdictions

9.11.1 The parties hereto unconditionally and irrevocably agree that any suit, action or proceeding (the "**Proceedings**") arising out of or in connection with this Agreement may be brought in the Hong Kong courts and hereby submit to the non-exclusive jurisdiction of the Hong Kong courts.

9.11.2 The submission to jurisdiction pursuant to Clause 9.11.1 shall not (and shall not be construed so as to) limit the right of any party hereto to commence any

Proceedings against any other party in any other jurisdictions nor shall the taking of any Proceedings in any one or more jurisdictions preclude the taking of any Proceedings in any other jurisdiction, whether concurrently or not, if and to the extent permitted by applicable Laws.

9.11.3 Each of the Company and the Warranting Shareholders irrevocably appoints Baker & McKenzie of 14th Floor, Hutchinson House, 10 Harcourt Road, Hong Kong as its authorised agent (the "**Authorised Agent**") for the service of process in Hong Kong in connection with this Agreement. Service of process upon Baker & McKenzie at the above address shall be deemed, for all purposes, to be due and effective service, and shall be deemed completed whether or not forwarded to or received by any such appointer. Each of the Company and the Warranting Shareholders expressly consents to the jurisdiction of any such court in respect of any such action. Each of the Company and the Warranting Shareholders represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. If for any reason such agent shall cease to be the agent of the Company or any of the Warranting Shareholders for the service of process, the Company or that Warranting Shareholders (as the case may be) shall forthwith appoint a new agent for the service of process in Hong Kong and notify each of the other parties hereto of the new agent's name and address within 14 days. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by Law.

9.11.4 Where proceedings are commenced by a party hereto in any jurisdiction other than Hong Kong pursuant to Clause 9.11.2, upon being given notice of such Proceedings in writing, the party against whom such Proceedings have been brought shall immediately appoint an agent to accept service of process in that jurisdiction and shall give notice to the other parties hereto, as the case may be, of the details and address for service of such agent.

9.12 Immunity

To the extent that any party hereto may in any jurisdiction claim for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgement or otherwise) or other legal process or to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed), such party hereby irrevocably agrees not to claim and irrevocably waives such immunity to the full extent permitted by applicable Laws.

9.13 Notices

9.13.1 Any notice or other communication given or made under or in connection with the matters contemplated by this Agreement shall be in writing and shall be in the English language.

9.13.2 Any such notice or other communication shall be addressed as provided in Clause 9.13.3 and, if so addressed, shall be deemed to have been duly given or made as follows:

(i) if sent by personal delivery, upon delivery at the address of the relevant party;

(ii) if sent by post, on the third Business Day after the date of posting; or

(iii) if sent by facsimile, on receipt of confirmation of transmission.

Any notice received or deemed to be received on a day which is not a Business Day or after the normal business hours shall be deemed to be received on the next Business Day.

9.13.3 The relevant addresses and facsimile numbers of each party hereto for the purposes of this Agreement, subject to Clause 9.13.4, are:

Name of Party	**Address**	**Facsimile No.**	**Contact Person**
Company	24/F, 100 Yan' An Road East, Shanghai 200002 PRC	(86) 21 6321 7836	The Company Secretary
Jin Jiang International	23/F, 100 Yan' An Road East, Shanghai 200002 PRC	(86) 21 6329 3462	Wang Guoxin
Huating Group	23/F, 100 Yan' An Road East, Shanghai 200002 PRC	(86) 21 6329 3462	Chen Wenjun
BNP Paribas Peregrine Capital Limited	61/F, Two International Finance Centre 8 Finance Street Central Hong Kong	(852) 2845 3664	Esther Wong/ Christopher Wong
UBS AG	52/F, Two International Finance Centre 8 Finance Street, Central Hong Kong	(852) 2971 8908	Will Li/ Patrick Tsang/ Benjamin Mao
DBS Asia Capital Limited	22/F, The Centre 99 Queen's Road Central Hong Kong	(852) 2868 0250	Gan Ker Wei/ Emma Pak

Name of Party	Address	Facsimile No.	Contact Person
First Shanghai Securities Limited	19/F, Wing On House 71 Des Voeus Road Central Hong Kong	(852) 2810 6789	Monica Gao
Shenyin Wanguo Capital (H.K.) Limited	28/F, Citibank Tower Citibank Plaza 3 Garden Road Central Hong Kong	(852) 2522 5442	Willis Ting/ Wylie Cheung
Sun Hung Kai International Limited	Level 12, One Pacific Place 88 Queensway Hong Kong	(852) 2822 5062	Eric Sum/ Sarah Wong

If to any of the Hong Kong Underwriters, at their respective addresses and facsimile numbers, and for the attention of the person set opposite its name on Schedule 2.

9.13.4 A party may notify the other parties to this Agreement of a change to its relevant address or facsimile number for the purposes of Clause 9.13.3, provided that such notification shall only be effective on:

(i) the date specified in the notification as the date on which the change is to take place; or

(ii) if no date is specified or the date specified is less than two Business Days after the date on which notice is given, the date falling two Business Days after notice of any such change has been given.

9.14 Arm's-Length Commercial Transactions

The Company and the Warranting Shareholders acknowledge and agree that (i) issuance and subscription and/or procurement of the issuance and subscription of the Offer Shares pursuant to this Agreement, including the determination of the Offer Price and any related discounts and commissions, and the services rendered by the Underwriters in respect of the Global Offering are arm's-length commercial transactions between the Company, on the one hand, and the Underwriters, on the other hand, (ii) in connection with the offering contemplated hereby and the process leading to such transaction, each Underwriter is acting solely as principal and is not the agent of the Company (except for the limited purpose set forth in Clause 3.6.3) or its shareholders, creditors, employees or any other party, (iii) no Underwriter is acting as the fiduciary of the Company or its shareholders, creditors, employees or any other party has assumed or shall assume an advisory or fiduciary responsibility in favour of the Company or the Warranting Shareholders with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or the Warranting Shareholders on other

matters) and no Underwriter has any obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (iv) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, (v) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate, (vi) none of the Underwriters shall have any liability in respect of any omission of information from any of the Offer Documents or statement of fact or opinion contained therein (other than information relating to the relevant Underwriter) being untrue, incorrect or misleading (it being acknowledged by the parties that the Company and the Directors are solely responsible) and (vii) each of the Company and the Warranting Shareholders has consulted its own legal and financial advisors to the extent it deemed appropriate. Each of the Company and the Warranting Shareholders agrees that it will not claim that the Underwriters, or any of them, have or has rendered advisory services of any nature or respect, or owe or owes a fiduciary or similar duty to any of the Company or the Warranting Shareholders, in connection with the offering contemplated thereby or the process leading thereto. This Agreement supersedes any prior agreement or understanding (whether written or oral) between the Company and the Underwriters with respect to the subject matter hereof.

9.15 Survival of representations, warranties and obligations of the Warrantors

The respective indemnities, covenants, undertakings, representations, warranties and other statements of the Company and the Warranting Shareholders or any of them as set forth in this Agreement or made by or on behalf of any of them pursuant to this Agreement, shall remain in full force and effect notwithstanding completion of the Global Offering and regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any of the Hong Kong Underwriters, any of their respective Affiliates or any of their respective representatives, directors, officers, agents, employees, advisers. Clauses 4, 7 and 9 shall survive completion of the Global Offering.

IN WITNESS WHEREOF this Agreement has been entered into the day and year first before written.

SCHEDULE 1

The Warranting Shareholders

Name	Effective Interest immediately prior to the Global Offering	Effective Interest immediately after the Global Offering (Note 1)
Jin Jiang International	95%	68.875%
Hua Ting Group	5%	3.625%

Notes:

(1) Assuming completion of the Global Offering but taking no account of any H Shares to be issued pursuant to the exercise of the Over-allotment Option.

SCHEDULE 2

The Hong Kong Underwriters

Name	Hong Kong Public Offering Underwriting Commitment (maximum number of Hong Kong Offer Shares)	Proportion by way of percentage
BNP Paribas Peregrine Capital Limited 61/ F, Two International Finance Centre 8 Finance Street Central Hong Kong Attention: Esther Wong Christopher Wong Fax: (852) 2845 3664	52,734,000 H Shares	47.94%
UBS AG 52/F, Two International Finance Centre 8 Finance Street Central Hong Kong Attention: Will Li Patrick Tsang Benjamin Mao Fax: (852) 2971 8908	50,666,000 H Shares	46.06%
Shenyin Wanguo Capital (H.K.) Limited 28/F, Citibank Tower Citibank Plaza 3 Garden Road Central Hong Kong Attention: Willis Ting Wylie Cheung Fax: (852) 2522 5442	2,200,000 H Shares	2.00%

DBS Asia Capital Limited 22/F, The Centre 99 Queen's Road Central Hong Kong Attention: Gan Ker Wei Emma Pak Fax: (852) 2868 0250	1,650,000 H Shares	1.50%
Sun Hung Kai International LimitedLevel 12, One Pacific Place 88 Queensway Hong Kong Attention: Eric Sum Sarah Wong Fax: (852) 2822 5062	1,650,000 H Shares	1.50%
First Shanghai Securities Limited 19/F, Wing On House 71 Des Voeux Road Central Hong Kong Attention: Monica Gao Fax: (852) 2810 6789	1,100,000 H Shares	1.00%

SCHEDULE 3

The Conditions Precedent Documents

Part A

1 Two sets of certified copies of the Operative Documents duly signed by the parties thereto (other than this Agreement).

2 Two sets of certified copies of the responsibility letters, powers of attorney and statements of interests signed by each of the Directors in the forms satisfactory to the Joint Global Coordinators confirming, inter alia, his responsibility for the contents of the Prospectus in the terms of the responsibility statement contained in the Prospectus and his interests relating to the Company disclosed in the Prospectus.

3 Four printed copies of each of the Hong Kong Public Offering Documents each duly signed by two Directors or their respective duly authorised agents and, if signed by their respective duly authorised agents, certified copies of the relevant authorisation document if not already provided in item 2 above.

4 Three signed originals or certified copies of each of the letters dated the Prospectus Date referred to in the paragraph headed "Consents" under the section headed "Statutory and General Information" in Appendix VIII to the Prospectus containing consents from certain parties to the issue of the Prospectus with the inclusion of references to their respective names and where relevant, their reports and letters in the form and context in which they are included.

5 Two sets of certified copy of the written confirmation issued by the Registrar of Companies confirming registration of the Prospectus as required by section 342C of the Companies Ordinance.

6 Two sets of certified copy of the translation certificate issued by the translators in respect of the Prospectus.

7 Two sets of certified copy of the resolutions of the shareholder(s) of the Company referred to in paragraph C under the section headed "Further Information about the Company" of Appendix VIII to the Prospectus.

8 Two sets of certified copy of the resolution(s) of the Directors or a committee of the Board of Directors:

8.1 approving and authorising the execution of or confirming this Agreement and each of the Operative Documents to which the Company is a party together with all other agreements and documents necessary for the Global Offering;

8.2 approving the Global Offering;

8.3 approving and authorising the issue of the Preliminary Offering Circular on behalf of the Company or ratifying the same; and

8.4 approving and authorising the issue and the registration with the Registrar of Companies in Hong Kong of the Hong Kong Public Offering Documents.

9 One certified true copy of each of the powers of attorney evidencing that the persons entering into this Agreement on behalf of the Warranting Shareholders have the authority to do so.

10 Two sets of signed originals or facsimile copies of the legal opinion issued by Jingtian Gongcheng, the Company's legal adviser as to PRC laws on the due authorisation and execution of this Agreement and each of the Operative Documents to which the Warranting Shareholders are parties together with all other agreements and documents necessary for the Global Offering.

11 Two sets of certified copy of each of the service contracts of the Directors.

12 One original of each of the Forms H and I signed by each of the Directors and supervisors of the Company respectively. It is acknowledged by BNP that they have received the abovementioned forms from the Company.

13 One set of original and one set of certified copies of letters in the agreed form signed by all Directors addressed to the Sponsor and the Hong Kong Underwriters confirming that, save to the extent superseded by subsequent disclosures to the Stock Exchange in writing, all written replies to queries from the Stock Exchange in connection with the application for listing of the H Shares given by the Sponsor and all the parties involved in the Global Offering remain true and accurate in all material respects and not misleading

14 One set of original and one set of certified copies of confirmation letters from each Director to the Sponsor confirming that he has reviewed in detail and has the necessary understanding of the memorandum on Directors' responsibilities prepared by Baker & McKenzie, the Company's legal advisers on United States law and Hong Kong law.

15 The Verification Notes signed by or on behalf of each Director, the Company and its legal advisers and the Warranting Shareholders.

16 Two signed originals or certified copies of the accountants' report dated the Prospectus Date by PwC, the text of which is contained in Appendix I to the Prospectus.

17 Two signed originals or certified copies of the letter dated the Prospectus Date from PwC to the Directors and the Joint Global Coordinators in connection with unaudited pro forma information related to adjusted net tangible assets, the text of which is contained in Appendix II to the Prospectus.

18 Two signed originals or certified copies of the unaudited interim financial information of Jin Jiang Hotels Development dated the Prospectus Date by PwC, the text of which is contained in Appendix IV of the Prospectus.

19 Two signed originals or certified copies of the letter dated the Prospectus Date from PwC to the Directors in connection with the Profit Forecast, the text of which is contained in Appendix III to the Prospectus.

20 Two signed originals or certified copies of the valuation report together with the valuation certificate(s) dated the Prospectus Date from the Property Valuers to the Directors in connection with the valuation of the property interests of the Group as at 30 September 2006, the text of which is contained in Appendix V to the Prospectus.

21 Two signed originals of each of (1) the comfort letter dated the Prospectus Date from PwC to the Directors and the Joint Global Coordinators confirming the indebtedness statement contained in the Prospectus, (2) the comfort letter dated the Prospectus Date from PwC to the Directors and the Joint Global Coordinators commenting on the statement contained in the Prospectus as to the sufficiency of working capital and (3) the Hong Kong comfort letter dated the Prospectus Date from PwC addressed to the Directors and the Joint Global Coordinators giving comfort on the financial information set out in the Prospectus, such letters to be (in form and substance) previously agreed by PwC with the Company, the Sponsor and the Joint Global Coordinators on behalf of the Hong Kong Underwriters.

22 Two sets of certified copy of the Articles of Associations of the Company which were adopted by the shareholders of the Company on 19 November 2006.

23 Two sets of certified copies of powers of attorney or authorities (if not already provided under item 2 above) under which any of the Conditions Precedent Documents are signed, if any.

24 Two signed originals or facsimile copies of each of the legal opinions from Jingtian & Gongcheng, the Company's legal advisers on PRC law, in respect of (i) PRC legal and regulatory requirements; (ii) properties owned and leased by the Group, and (iii) the Corporate Reorganisation, the Group and various contracts and operations of the Group and the Global Offering under PRC laws.

Part B

1. Two sets of signed originals of the Regulations and Rule 144A "comfort letters" issued by PwC to the Company and the Joint Global Coordinators relating to the Statement of Auditing Standards No.72 with respect to the financial statements and certain financial information contained in the Final Offering Circular dated the date of the International Underwriting Agreement, in form and substance satisfactory to the Joint Global Coordinators.

2. Two sets of signed originals of the legal opinion in the form agreed between the Joint Global Coordinators and Jingtian & Gongcheng, issued by Jingtian & Gongcheng, the PRC legal adviser to the Company, dated the Listing Date containing their opinion as to certain matters including the matters opined on in the PRC Legal Opinion.

3. Two sets of signed originals of the legal opinion and Rule 10b-5 letter in the forms agreed between the UBS and Baker & McKenzie dated the Listing Date issued by Baker & McKenzie, the United States counsel to the Company containing their opinion as to certain matters of US law.

4. Two sets of signed originals of the legal opinion in the form agreed between the Joint Global Coordinators and Baker & McKenzie issued by Baker & McKenzie, the Hong Kong counsel to the Company dated the Listing Date containing their opinion as to certain matters of Hong Kong law.

5. Signed original bring down comfort letters from PwC addressed to the Joint Global Coordinators (for themselves and on behalf of the Underwriters) dated the Listing Date in a form satisfactory to the Joint Global Coordinators.

6. Two sets of original certificate dated the Listing Date and signed by each of the Warrantors to the effect that the representations and warranties of the Warrantors contained in this Agreement are true and correct as of the Listing Date and that it has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Listing Date.

7. Two sets of certified copy or copies of the resolutions of the board committee of the Company relating to the Global Offering approving, among other things, the basis of allotment and the allotment of H Shares to allottees.

8. A certificate signed and dated by a duly authorized officer of the Company in a form to the satisfaction of the Joint Global Coordinators (on behalf of the International Underwriters) confirming that as at the date thereof, there has been no adverse change or development involving a prospective adverse change in the condition (financial or otherwise) in the business, properties, shareholders' equity or results of operations of the Company and the Group since the date of this Agreement and that there has been no event making any other Warranties untrue or incorrect in any respect on the date thereof

9. Two sets of certified copy of the resolution(s) of the directors of the Warranting Shareholders or a committee of the board of directors of the Warranting Shareholders approving and authorising the execution of or confirming this Agreement.

Part C

1 Two sets of signed original of the legal opinion in the form agreed between the Joint Global Coordinators and Herbert Smith issued by Herbert Smith, the Hong Kong counsel to the Joint Global Coordinators dated the Listing Date containing their opinion as to certain matters of Hong Kong law.

2 Two sets of signed originals of the legal opinion and Rule 10b-5 letter in the forms agreed between the Joint Global Coordinators and Herbert Smith issued by Herbert Smith, the United States counsel to the Underwriters as to certain matters of US law.

3 Two sets of signed originals of the legal opinion in the form agreed between the Joint Global Coordinators and King and Wood issued by King and Wood, the PRC legal adviser to the Sponsor and the Joint Global Coordinators, dated the Listing Date containing their opinion as to certain matters including the matters opined on in the PRC Legal Opinions.

SCHEDULE 4
Advertising Arrangements

NEWSPAPERS	DATES
The South China Morning Post	14 December , 2006
The Hong Kong Economic Times	14 December , 2006

SCHEDULE 5

The Warrantors' Warranties

1. CAPACITY AND AUTHORITY

1.1 Each of the Warrantors has the requisite power and authority to enter into and perform its obligations under this Agreement, the International Underwriting Agreement and each of the Operative Documents to which it is a party.

1.2 This Agreement, the International Underwriting Agreement and each of the Operative Documents to which the Warrantors or any one of them is or should be a party and any other document required to be executed by the Warrantors or any one of them pursuant to the provisions of this Agreement, the International Underwriting Agreement or any of the Operative Documents constitute or will, when executed and delivered, constitute valid and binding obligations of the Warrantors enforceable in accordance with their respective terms. The Warrantors have been duly authorized to enter into this Agreement, the International Underwriting Agreement and any other agreements.

1.3 The execution and delivery of, and the performance by each of the Warrantors of its obligations under the International Underwriting Agreement and the Hong Kong Underwriting Agreement or any of the Operative Documents to which it is or shall be a party do not and will not, and each such document does not and will not:

1.3.1 result in a breach of any provision of the articles of association (or equivalent constitutive documents) of the Warrantors who are companies; or

1.3.2 result in a breach of, or constitute a default under, any indenture, mortgage, charge, trust, lease, agreement, instrument or obligation to which any of the Warrantors is a party or by which any of the Warrantors or any of their respective assets is bound;

1.3.3 result in a breach of any Laws to which any of the Warrantors is subject or by which any of the Warrantors or any of their respective assets is bound;

1.3.4 except as disclosed in the Prospectus and the Preliminary Offering Circular, require any Approvals from any Government Authority or regulatory body or the sanction or consent of its shareholders; or

1.3.5 result in the creation or imposition of any Encumbrance or other restriction upon any assets of any Group Company.

1.4 Each Group Company and the Warranting Shareholders has been duly established and are validly existing under the laws of the jurisdiction(s) in which they are respectively established and are capable of suing and being sued. Each Group Company has (a) the legal right, power, capacity and authority to own, use, lease and operate its assets and to conduct its business in the manner presently conducted as described in the Prospectus and the Preliminary Offering Circular; (b) is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership, use or leasing of property requires such qualification and to enter into and perform its obligations under this Agreement, the International Underwriting Agreement and any

other agreements contemplated under any of these agreements and where applicable, (c) is in good standing under the laws of each jurisdiction in which it owns or leases properties or conducts business so as to require such qualification.

1.5 None of the Group Company is in violation of any of its respective constitutive documents.

1.6 No action nor any step has been taken or legal, legislative or administrative proceedings have been started or threatened (i) to wind up, dissolve, make dormant, or eliminate the Company or (as the case may be) the Warranting Shareholders or (as the case may be) any of the Subsidiaries, or (ii) to withdraw, revoke or cancel any Approval from any Governmental Authority to conduct business of any Group Company.

1.7 None of the Directors has revoked the respective authority and confirmations given by him or her in his or her responsibility letter, statement of interests and the power of attorney addressed to the Company and the Sponsor and such authority and confirmations remain in full force and effect.

2. THE CORPORATE REORGANISATION

2.1 The disclosure of the Corporate Reorganisation set forth in "Reorganisation" included in the "Statutory and General Information" in Appendix VII to the Prospectus and the Preliminary Offering Circular is true and accurate in all respects. Each step of the Corporate Reorganisation was effected in compliance with all applicable Laws of all appropriate jurisdictions.

2.2 Neither the Corporate Reorganisation nor its implementation nor any of the documents signed or executed herewith:

2.2.1 resulted or will result in a breach of any applicable Laws or of the terms or provisions of, or in the case of the Company, its Articles of Association (or its articles of association at the time) or, in the case of any Subsidiary, its constitutive documents and/or business licences, or in the case of the Warranting Shareholders, their constitutive documents; or

2.2.2 resulted or will result in a breach of, or constituted or will constitute a default under, any indenture, mortgage, charge, trust, lease, agreement, instrument or obligation to which the Company, any Subsidiary or any Warranting Shareholder was or is a party or by which the Company, any Subsidiary or any Warranting Shareholder or any of their respective businesses or assets was or is bound or dependant; or

2.2.3 resulted or will result in a breach of any Laws or Approvals to which the Company, any Subsidiary or any Warranting Shareholder was or is subject or by which the Company, any Subsidiary or any Warranting Shareholder or any of their respective assets was or is bound; or

2.2.4 resulted or will result in the creation or imposition of any Encumbrance or other restriction upon any assets of any Group Company; or

2.2.5 has rendered or will render the Company, any Subsidiary or any Warranting

Shareholder liable to any additional tax, duty, charge, impost or levy of any amount (whether by way of actual assessment, loss of allowance, deduction or credit available for relief or otherwise).

2.3 All Approvals required in connection with the Corporate Reorganisation have been obtained in writing and have been duly and validly issued or granted and are in full force and effect and no Approval is subject to any condition precedent which has not been fulfilled or performed.

2.4 Each of the parties to the restructuring documents in relation to the Corporate Reorganisation (the "**Reorganisation Documents**") has full power (corporate and other) to execute, deliver and perform such documents and has duly authorised, executed and delivered such documents. Each of such documents constitutes a legal, valid and binding agreement, enforceable against each of the parties thereto in accordance with its terms.

2.5 There are no other documents or agreements that have been entered into by the Company, any Subsidiary or any Warranting Shareholder in connection with the Corporate Reorganisation, and there are no legal or administrative or other proceedings pending anywhere challenging the effectiveness or validity of the Corporate Reorganisation or any of the Reorganisation Documents and, no such proceedings are threatened or contemplated by any Governmental Authority or by any other person.

2.6 All tax, duty (including stamp duty), charge, impost or levy (whether by way of actual assessment, loss of allowance, deduction or credit available for relief or otherwise) payable to effect, or otherwise in connection with, the Corporate Reorganisation have been paid or will be paid on the relevant due dates.

2.7 The property and other assets injected into the Group pursuant to the Corporate Reorganisation comprise all the assets necessary for the carrying on of the business of the Group in the manner it is presently conducted and as described in the Prospectus and the Preliminary Offering Circular and the liabilities assumed by the Group pursuant to the Corporate Reorganisation represent the only liabilities (save as disclosed in the Prospectus and the Preliminary Offering Circular) of the Group.

2.8 The transactions contemplated by the Reorganisation have been effected prior to the date hereof in compliance with all applicable PRC Laws and in accordance with the Reorganisation Documents.

3. THE GLOBAL OFFERING

3.1 The details of the registered and issued share capital of the Company and the Subsidiaries set out in the Prospectus and the Preliminary Offering Circular are as of their respective dates, and in the Final Offering Circular will be as of the date thereof, true and accurate in all respects.

3.2 All of the issued share capital of the Company (i) has been duly authorised, (ii) is validly issued and fully paid, (iii) was not issued in violation of any pre-emptive right, right of first refusal or similar rights and (iv), is (prior to issuance of any Offer Shares) and beneficially owned by the Warranting Shareholders as described in the Prospectus

and the Preliminary Offering Circular, and as will be described in the Final Offering Circular, free and clear of any lien, charge, restriction upon voting or transfer or any other encumbrance or third party rights of any kind.

3.3 Other than the Over-allotment Option, there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from any Group Company, or subscribe for, or obligations of any Group Company to issue or sell, or pre-emptive or other rights to subscribe or acquire, shares or securities in such Group Company.

3.4 The Offer Shares conform to the description thereof contained in the Prospectus and the Preliminary Offering Circular and will conform to such description in the Final Offering Circular, and such description in the Prospectus and the Preliminary Offering Circular is as of their respective dates, and in the Final Offering Circular will be as of the date thereof, true and correct in all respects.

3.5 The Offer Shares will, when allotted and issued, be properly allotted and issued in accordance with the Articles of Association.

3.6 All of the Offer Shares will, when allotted and issued:

3.6.1 be duly and validly authorised and issued and will be fully paid up;

3.6.2 have attached to them the rights and benefits specified in the Articles of Association and as described in the Prospectus and in particular, will rank pari passu in all respects with the issued shares of the Company (save as otherwise described and the difference between Domestic Shares and H Shares being duly noted in the Articles of Association as at the date of this Agreement or pursuant to any applicable requirements under the applicable Laws);

3.6.3 not be subject to any pre-emptive or other similar rights in relation to the transfer thereof;

3.6.4 be free from any Encumbrances whatsoever; and

3.6.5 be evidenced by share certificates which will be in a form which complies with all applicable Laws and requirements of the Stock Exchange and which certificates will constitute good evidence of title in respect of the Offer Shares.

3.7 The Company has obtained approval in principle for the listing of, and permission to deal in, the H Shares of the Company to be issued, as described in the Prospectus and the Preliminary Offering Circular and as will be described in the Final Offering Circular, on the Stock Exchange.

3.8 The performance by the Company of its obligations under the Global Offering including the issue and sale of the Offer Shares, the issue, publication, distribution or making available of the Hong Kong Public Offering Documents, the Formal Notice and the Preliminary Offering Circular, and the listing of the H Shares on the Stock Exchange have been duly authorised and do not and will not:

3.8.1 result in a violation or breach of any provision of the Articles of Association; or

3.8.2 result in a breach of, or constitute a default under, any indenture, mortgage, charge, trust, lease, agreement or other instrument to which any of the Warrantors is a party or by which any of the Warrantors or any of their respective assets are bound; or

3.8.3 result in a breach of any Laws applicable to any of the Warrantors or any of their respective assets; or

3.8.4 except as disclosed in the Prospectus and the Preliminary Offering Circular, require any Approval from any Governmental Authority or, in the case of the Company or each of the other Warrantors that is a corporation, the sanction or consent of its shareholders; or

3.8.5 result in the creation or imposition of any Encumbrance or other restriction upon any assets of any of the Warrantors.

3.9 All Approvals required for the performance by the Company and the Warranting Shareholders of their obligations under the Global Offering including the issue of the Offer Shares for subscription and the issue, publication, distribution or making available of each of the Hong Kong Public Offering Documents, the Formal Notice and the Preliminary Offering Circular have been or will (prior to the Prospectus Date or, in the case of the approval from the Stock Exchange for the listing of and permission to deal in the H Shares to be issued as described in the Prospectus, prior to the Listing Date) be irrevocably and unconditionally obtained and are or will, when obtained, be in full force and effect.

3.10 No holder of any of the Offer Shares is or will be subject to any liability in respect of any liability of the Company by virtue only of his holding of any such Offer Shares, except to the extent disclosed in the Prospectus (if any), and there are no limitations under the Laws of Hong Kong or PRC on the rights of holders of the Hong Kong Offer Shares to hold, vote or transfer their H Shares.

3.11 At the closing of the application lists for the purpose of the Hong Kong Public Offering, the Warranting Shareholders as the holder of issued shares in the capital of the Company will not be entitled to pre-emptive or other similar rights with respect to H Shares to be offered by the Company pursuant to the Global Offering.

3.12 All dividends and other distributions declared and payable on the H Shares may under the current laws and regulations of the PRC be paid to the holders of H Shares in Hong Kong dollars, and may be converted into foreign currency and may be freely transferred out of the PRC and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of the PRC and are otherwise free and clear of any other tax, withholding or deduction in the PRC and may be so paid without the necessity of obtaining any Approval from any Governmental Authority in the PRC.

3.13 None of the Warrantors nor any of their respective affiliates, agents and (where applicable) subsidiaries, nor any person acting on its or their behalf, has taken or will take or caused or authorised or will cause or authorise any other person to take, directly or indirectly, any stabilizing action or any action designed to or which constitutes or which cause or to result in, or that has constituted or which might

reasonably be expected to cause or result in, the stabilization or manipulation, in violation of applicable Laws, of the price of any security of the Company, provided that the granting of the Over-allotment Option shall not constitute a breach of this paragraph.

3.14 The application of the net proceeds from the Global Offering, as set forth in and contemplated by the Prospectus and the Preliminary Offering Circular, will not (i) contravene any provision of applicable Laws or the constitutive documents of the Company or any Group Company, or (ii) contravene the terms or provisions of, or constitute a default under, any indenture, mortgage, charge, deed of trust, loan agreement, note, lease or other agreement or instrument binding upon the Company or any Group Company, or (iii) contravene any judgment, order or decree of any Governmental Authority having jurisdiction over the Company or any Group Company.

3.15 Except as disclosed in the Prospectus and the Preliminary Offering Circular, all taxes, duties, levies, fees or other charges or expenses which may be payable in Hong Kong in connection with the creation, allotment and issue of the Offer Shares, the Global Offering or the execution and delivery of, or the performance of the provisions under, this Agreement and the International Underwriting Agreement have been paid.

3.16 Except as disclosed in the Prospectus and the Preliminary Offering Circular, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against any Underwriters for a brokerage commission, finder's fee or other like payment in connection with the Global Offering.

4. FINANCIAL INFORMATION

4.1 The audited consolidated financial statements, together with the related schedules and notes, included in the Prospectus and the Preliminary Offering Circular:

4.1.1 give a true and fair view of the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statements of income, results, changes in equity and cash flows of the Company and its consolidated subsidiaries for the periods specified;

4.1.2 have been prepared in conformity with HKFRS issued by the Hong Kong Institute of Certified Public Accountants applied on a consistent basis throughout the relevant periods;

4.1.3 present fairly in accordance with HKFRS the information required to be stated therein.

4.1.4 are accurate, make full provision for all bad and doubtful debts and make appropriate provision for all deferred or contingent or disputed liabilities, whether liquidated or unliquidated at the date thereof;

4.1.5 with respect to depreciation of fixed assets, such depreciation has been made at rates sufficient to spread the cost over their respective estimated useful lives to the Group; and

4.1.6 with respect to the profits and losses referred to therein and the trend of profits

thereby, such profits, losses and trends shown have not been affected by any unusual or extraordinary item or by any other matter which has rendered such profits or losses unusually high or low.

4.2 The financial information and the summary financial information included in the Prospectus and the Preliminary Offering Circular are derived from the accounting records of the Company, present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Prospectus and the Preliminary Offering Circular.

4.3 The pro forma financial information of the Group and the related notes thereto and the other pro forma and as adjusted information included in the Prospectus and the Preliminary Offering Circular present fairly the information shown therein, have been prepared in accordance with the Hong Kong disclosure rules and guidelines with respect to unaudited pro forma financial information and have been properly compiled on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. The figures in relation to the operations of the Group as included in the Prospectus and the Preliminary Offering Circular give a true and fair view of the operating results of the Group for the periods presented.

4.4 The operating information included in the Prospectus and the Preliminary Offering Circular has been compiled in a form consistent with the accepted practice in the hotel industry and correctly reflects the operating results for the Group.

4.5 No other financial statements, schedules or pro forma financial information of the Group are required by any rules and regulations of the Stock Exchange applicable to a public offering in Hong Kong to be included in the Prospectus or the Preliminary Offering Circular if such rules and regulations were applicable to the Prospectus or the Preliminary Offering Circular.

4.6 The section entitled "Financial Information" in the Prospectus and the Preliminary Offering Circular adequately and fairly describes:

4.6.1 accounting policies which the Company believes are the most important in the portrayal of the Company's financial condition and results of operations and which require management's most difficult, subjective or complex judgments (**"critical accounting policies"**);

4.6.2 judgements and uncertainties affecting the application of critical accounting policies;

4.6.3 the likelihood that materially different amounts would be reported under different conditions or using different assumptions;

4.6.4 all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect liquidity and are reasonably likely to occur; and

4.6.5 all off-balance sheet transactions, arrangements, and obligations that are reasonably likely to have a material effect on the liquidity of the Company and

its subsidiaries considered as one enterprise, or the availability thereof or the requirements of the Company for capital resources.

No information was withheld from PwC for the purposes of their preparation of their reports contained in Appendix I, and their review of the Company's pro forma financial information in Appendix II to the Prospectus and the Preliminary Offering Circular, and all information given to PwC for such purposes was given in good faith and to the best of knowledge, information and belief of the Company after due and proper consideration, the factual contents of such reports are true and accurate in all respects and no material fact or matter has been omitted. The Company's management has proposed, and the Company's board of directors has reviewed and agreed with, the selection application and disclosure of the critical accounting policies in the Prospectus and the Preliminary Offering Circular, and have consulted with its legal advisers and independent accountants with regard to such disclosure.

4.7 No material information was withheld from PwC for the purposes of their review of the Company's working capital projections or their review of the Company's financial reporting procedures. The cash flow and working capital projections which form the basis of the working capital letter dated on or before the date hereof prepared by the accountants have been properly and carefully compiled by the Company; the assumptions upon which the projections are based have been made after diligent enquiry and are fair and reasonable in the context of the Group and there are no facts known or which on reasonable enquiry should have been known to the directors of the Company which have not been taken into account in the preparation of such projections and which would have a material and adverse effect thereon.

4.8 PwC who audited the financial statements, supporting schedules and notes included in the Prospectus and the Preliminary Offering Circular are independent accountants with respect to the Company and its consolidated subsidiaries, jointly controlled entities and associates as required by the laws of Hong Kong and the applicable rules and regulations under such laws in compliance with the guidelines regarding independence issued by the Hong Kong Institute of Certified Public Accountants, and is an independent public accountant with respect to the Company and its subsidiaries within the meaning of the US Securities Act and the applicable rules and regulations of the Securities and Exchange Commission thereunder.

4.9 All estimates by the Company contained in the Prospectus and Preliminary Offering Circular are made after due and careful consideration, are based on reasonable assumptions referred to therein and reasonable and fair expectations honestly held based on facts known to the Group or members of the Group.

4.10 Consistent accounting principles and policies have been adopted by each of the Group Company over the period covered in the Accounts and there has been no material change thereof since the Accounts Date.

4.11 No transaction of any material importance to which any Group Company is a party has taken place which if it had taken place would have been required to be disclosed or reflected in the Accounts.

4.12 All dividends or distributions declared, made or paid by each Group Company have been declared, made or paid in accordance with its articles of association (or

equivalent documents) and applicable Laws.

4.13 The Group has no present intention to discontinue or write down investments in any other businesses other than those disclosed in the Accounts, nor is any such write down, in the reasonable opinion of the Directors of the Company, required.

4.14 Each Group Company has sufficient working capital with which to carry on its business, in its present form and at its present level of turnover, for the period of twelve months following the date of the Final Offering Circular and for the purposes of performing all orders and obligations placed with or undertaken by it before the date of this Agreement having regard, if necessary, to existing bank balances and committed facilities.

5. CHANGES SINCE THE ACCOUNTS DATE

5.1 Since the Accounts Date and save as disclosed in the Prospectus and the Preliminary Offering Circular:

5.1.1 each Group Company has carried on and will carry on business in the ordinary and usual course so as to maintain it as a going concern and in the same manner as previously carried on;

5.1.2 there has been no material adverse change, or any development likely to involve a prospective material adverse change, in the condition (financial, operational, legal or otherwise), general affairs, management, financial condition or prospects of the said business or the earnings, business affairs or net asset value of the said business or of the Group taken as a whole, whether or not arising in the ordinary course of business, as compared with the position or prospects disclosed by the audited combined net assets of the Group referred to in paragraph 4.1 above and there has been no damage, destruction or loss (whether or not covered by insurance) affecting the said business or its assets in any material respect, in particular:

(i) there has been no (a) decrease in issued capital, net current assets or total current assets; or (b) increase in long-term debts or total current liabilities of the Group, as compared to the amounts shown in the unaudited consolidated management accounts of the Group as at 30 September 2006 reviewed by PwC in any material respect; and

(ii) there has been no (a) decrease in turnover or profit on ordinary activities before taxation; or (b) increase in net interest expense or depreciation of fixed assets as shown in the unaudited consolidated management accounts of the Group as at 30 September 2006 reviewed by PwC compared to the corresponding period in the preceding year as shown in the unaudited consolidated management accounts of the Group as at 30 September 2005 in any material respect.

5.1.3 each Group Company has continued to pay its creditors in the ordinary course of business;

5.1.4 no Group Company has acquired, sold, transferred or otherwise disposed of any assets of whatsoever nature or cancelled or waived or released or

discounted in whole or in part any debts or claims which is material in the context of the business of the Group as a whole, except in each case in the ordinary course of business;

5.1.5 no Group Company has purchased or reduced any of its share capital, nor declared, paid or made any dividend or distribution of any kind on any class of shares;

5.1.6 there has not been any material change in short-term or long-term debts and no Group Company has taken on or become subject to any material contingent liability;

5.1.7 no Group Company has sustained any material loss or interference with its business from any labour dispute or court or governmental or administrative action, order or decree;

5.1.8 there has not been:

(i) any Encumbrance on any asset, or any lease of property, including equipment, other than such Encumbrances created in the ordinary course of business of the Group and tax liens with respect to taxes not yet due and statutory rights of customers in inventory and other assets which is material in the context of the business of the Group as a whole;

(ii) any lapse of any patent, utility models, design, trademark, trade name, service mark, copyright, or licence or any application with respect to the foregoing by any Group Company which is material in the context of the business of the Group as a whole;

(iii) the making of any material loan, advance, indemnity or guarantee by any Group Company to or for the benefit of any person (other than any other Group Company) except the creation of accounts receivable in the ordinary course of business; or

(iv) an agreement to do any of the foregoing.

5.2 Since the date of the latest audited financial statements included in the Prospectus and the Preliminary Offering Circular, each of the Company and its subsidiaries has not (i) entered into or assumed any material contract, transaction or commitment, (ii) incurred, assumed or acquired any material liability (including contingent liability) or other obligation, (iii) acquired, sold, transferred or otherwise disposed of or agreed to acquire or dispose of any business or any other asset material to the Company and its subsidiaries considered as one enterprise or (iv) entered into a letter of intent or memorandum of understanding (or announced an intention to do so) relating to any matters identified in clauses (i) through (iii) above, except in the ordinary course of business.

6. FINANCIAL REPORTING PROCEDURES

6.1 The Directors have established procedures, systems and controls (including management and accounting systems) which are adequate having regard to the obligations of the Company and the Directors to comply with the Listing Rules and

other relevant and regulatory requirements and which provide a reasonable basis for them to make proper assessment as to the financial position and prospects of the Group, taken as a whole, both before and after listing, and the Group maintains a system of internal controls sufficient to provide reasonable assurance that:

6.1.1 transactions are executed in accordance with management's general or specific authorization;

6.1.2 transactions are recorded as necessary to permit preparation of financial statements and notes thereto in conformity with HKFRS and to maintain accountability for assets and to permit preparation of complete and accurate returns and reports to Governmental Authorities as and when required by them;

6.1.3 access to assets is permitted only in accordance with management's general or specific authorization;

6.1.4 the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

6.1.5 each of the Company and its subsidiaries has made and kept books, records and accounts which, in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of consolidated financial statements and notes thereto in accordance with HKFRS;

6.1.6 all charges against the Group have been registered in accordance with all applicable laws; and

6.1.7 requirements of the Listing Rules and other applicable Hong Kong regulatory requirements regarding financial reporting, disclosure, internal accounting and management controls are complied with.

6.2 The unaudited consolidated financial statements which have been reviewed by PwC:

6.2.1 give a true and fair view of the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statements of income, changes in equity and cash flows of the Company and its consolidated subsidiaries for the periods specified;

6.2.2 have been prepared in conformity with HKFRS applied on a consistent basis throughout the relevant periods;

6.2.3 present fairly in accordance with HKFRS the information required to be stated therein;

6.2.4 are accurate, make full provision for all bad and doubtful debts and make appropriate provision for all deferred or contingent or disputed liabilities, whether liquidated or unliquidated at the date thereof;

6.2.5 with respect to depreciation of fixed assets, such depreciation has been made at

rates sufficient to spread the cost over their respective estimated useful lives to the Group; and

6.2.6 with respect to the profits and losses referred to therein and the trend of profits thereby, such profits and losses and trends shown have not been affected by any unusual or extraordinary item or by any other matter which has rendered such profits or losses unusually high or low.

6.3 The management information and accounting control system of the Group has been in operation for at least five years (or, if shorter, the period since incorporation) during which neither the Company nor any of its subsidiaries has experienced any difficulties with regard to paragraph 6.1(a) through (f) above or with regard to ascertaining at any point in time the differences between budgeted and actual expenses. The Directors have established procedures which provide a reasonable basis for them to make proper judgments as to the financial position and prospects of the Company and the Group. The Group's internal controls over financial reporting is effective and the Company is not aware of any material weaknesses in such internal controls or any changes in such internal controls that have materially and adversely affected, or is reasonably likely to have a material adverse effect on such internal controls.

6.4 The statements in the Offering Circular under the heading "Summary of Certain Material Differences Between U.S. GAAP and HKFRS" have been prepared by the Company and read, considered and commented by PwC, independent auditors of the Company. The Company has confirmed that it has not received any further comments on those statements from PwC which have not been included.

7. ACCOUNTING AND OTHER RECORDS

The statutory books, books of account and other records of whatsoever kind of each Group Company are in its possession, up-to-date and contain complete and accurate records required by the respective Laws to which it is subject to be dealt with in such books and no notice or allegation that any is incorrect or should be rectified has been received. All accounts, documents and returns required by Law to be delivered or made to any Government Authority in the PRC, Hong Kong or any other jurisdiction have been duly and correctly delivered or made.

8. CAPITAL AND CONTRACTUAL COMMITMENTS

8.1 Since the Accounts Date and save as disclosed in the Prospectus and the Preliminary Offering Circular, no Group Company has any capital commitment (other than such capital commitment made in the ordinary course of business of the Group) or any guarantee or other contingent liabilities which is material in the context of the Group as a whole.

8.2 No Group Company is, or has been, party to any unusual, long-term or onerous commitments, contracts or arrangements other than wholly on an arm's length basis in the ordinary and usual course of business. For these purposes, a long-term contract, commitment or arrangement is one which is unlikely to have been fully performed in accordance with its terms more than six months after the date it was entered into or undertaken or is incapable of termination by the relevant Group Company on six

months' notice or less.

8.3 No Group Company is party to any agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement or any agreement or arrangement which materially restricts its freedom to carry on its business in any part of the world in such manner as it thinks fit.

8.4 Save as disclosed in the Prospectus and the PRC Legal Opinion, all the contracts and all leases, tenancies, licences, concessions and agreements of whatsoever nature to which any Group Company is a party are valid, binding and enforceable obligations of such Group Company and the terms thereof have been complied with by the relevant Group Company thereto and there are no grounds for rescission, avoidance or repudiation of any of the contracts or such leases, tenancies, licences, concessions or agreements and no notice of termination or of intention to terminate has been received in respect of any thereof.

8.5 All subsisting material contracts entered into within two years of the date of the Prospectus (other than contracts entered into in the ordinary course of business) by any Group Company have been disclosed in the Prospectus and no material contracts (other than those so disclosed and those entered into in the ordinary course of business) will, without the written consent of the Hong Kong Underwriters (such consent shall not be unreasonably withheld or delayed), be entered into nor will the terms of any subsisting material contracts be varied (other than as aforesaid) prior to or on the Listing Date.

8.6 Each of the Warrantors has no knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any contract, agreement or other transaction to which any Group Company is a party which is material in the context of the business of the Group as a whole and no Group Company has received notice of any intention to terminate any such contract or agreement or repudiate or disclaim any such transaction.

8.7 All contracts entered into by the Company and its subsidiaries have been duly authorized, executed and delivered by parties with requisite power and capacity to enter into, to deliver and to perform their respective obligations under the contracts and such contracts are legal valid, binding and enforceable under the applicable law.

8.8 All descriptions of contracts or other documents in the Prospectus and Preliminary Offering Circular, to the extent such descriptions purport to describe or summarize such contracts or documents, are true and accurate in all material respects, fairly summarize the contents of such contracts or documents and do not omit any material information which affects the import of such descriptions. To the best knowledge of the Warrantors, there are no contracts or documents that would be required to be described in the Prospectus and Preliminary Offering Circular under the US securities laws or under the laws of Hong Kong and the rules and regulations of the Stock Exchange applicable to a public offering in Hong Kong if such laws and rules were applicable with respect to the Prospectus and Preliminary Offering Circular, or that would be required to be described under any applicable laws that have not been so described.

9. LITIGATION AND OTHER PROCEEDINGS

9.1 Save as disclosed in the Prospectus and the Preliminary Offering Circular, no litigation, arbitration or governmental proceedings or investigations directly or indirectly involving any Group Company or involving or affecting any of the directors of any Group Company or any Group Company is in progress or, to the best knowledge of the Warrantors, is threatened or pending and, to the best knowledge of the Warrantors, there are no circumstances likely to give rise to any such litigation, arbitration or governmental proceedings or investigations.

9.2 Except as disclosed in the Prospectus and the Preliminary Offering Circular, no Group Company which is a party to a joint venture or shareholders' agreement is in dispute with the other parties to such joint venture or shareholders' agreement and after making due and careful enquiries , there are no circumstances which may give rise to any dispute or affect the relevant Group Company's relationship with such other parties which might be expected to have a Material Adverse Effect on such joint venture or company or its business or finances.

10. INDEBTEDNESS/DEFAULT

10.1 Save as disclosed in the Prospectus and the Preliminary Offering Circular, no Group Company has any material outstanding liabilities, term loans, other borrowings or indebtedness in the nature of borrowings, including bank overdrafts and loans, debt securities or similar indebtedness, hire purchase commitments or any guarantees, mortgages and charges.

10.2 No outstanding indebtedness of any Group Company has become repayable before its stated maturity, nor has any security in respect of such indebtedness become enforceable by reason of default by any Group Company.

10.3 No person to whom any indebtedness of any Group Company is owed has demanded or threatened to demand repayment of, or to take steps to enforce any security for, the same.

10.4 No circumstance has arisen such that any person is now entitled to require payment of any indebtedness or under any guarantee of any liability of any Group Company by reason of default by any such member or any other person or any guarantee given by any Group Company.

10.5 No event has occurred and is subsisting or, to the best knowledge of the Warrantors, is about to occur which constitutes or would (whether with the expiry of any applicable grace period or the fulfilment of any condition or the giving of any notice or the compliance with any other formality or otherwise) constitute a breach or default under, or result in the acceleration by reason of breach or default of, any obligations under any Law, agreement, undertaking, instrument or arrangement to which any Group Company is a party or by which any of them or their respective revenues or assets are bound or constitute a breach or violation of the business licence, articles of association (or equivalent constituent documents) of any Group Company.

10.6 The amounts borrowed by each Group Company do not exceed any limitation on its borrowing contained in its articles of association (or equivalent constituent

documents), any debenture or other deed or document binding upon it and except in the ordinary course of business, no Group Company has factored any of its debts, or engaged in financing of a type which would not be required to be shown or reflected in its audited accounts.

10.7 All the Group's borrowing facilities have been duly executed and are in full force and effect. All undrawn amounts under such borrowing facilities are or will be capable of drawdown; no event has occurred and no circumstances exist which could cause any undrawn amounts under any such borrowing facilities to be unavailable for drawing as required.

10.8 Sufficient and accurate details of all material financing arrangements have been disclosed in writing in the Prospectus and the Preliminary Offering Circular.

10.9 Save as disclosed in the Prospectus, in relation to all financing arrangements (including all mortgages, overdrafts and other loan or financial facilities) to which any Group Company is a party:-

10.9.1 there has been no contravention of or non-compliance with any provision of any document reflecting the financial arrangements;

10.9.2 no steps for the enforcement of any encumbrances or the early repayment of the indebtedness have been taken or threatened;

10.9.3 there has not been any alteration in the terms and conditions of any of the said arrangements or facilities all of which are in full force and effect;

10.9.4 nothing has been done or omitted to be done whereby the continuance of the said arrangements and facilities in full force and effect might be affected or prejudiced;

10.9.5 none of the arrangements is dependent on the guarantee of or on any security provided by a third party; and

10.9.6 none of the facilities may be terminated, or mature prior to its stated maturity as a result of the issue and allotment of the Offer Shares.

10.10 To the best knowledge of the Warrantors, no event has occurred and no circumstances exist in relation to any Governmental Authority's investment grants, loan subsidies or financial assistance received by or pledged to any Group Company in consequence of which any of the Group Company is or may be held liable to forfeit or repay in whole or in part any such grant or loan, the forfeiture or repayment.

11. ARRANGEMENTS WITH RELATED PARTIES

11.1 No indebtedness (actual or contingent) and no contract or arrangement is outstanding between any Group Company and any director of any Group Company or any of his associates (as defined in the Listing Rules).

11.2 None of the Directors or any of their respective associates (as defined in the Listing Rules) is, directly or indirectly, engaged, involved or interested in any business or undertaking which competes or is likely to compete with the business of the Group.

11.3 Save as disclosed in the Prospectus and the Preliminary Offering Circular and save for such transactions as may be entered into by the Company pursuant to any of the Operative Documents, no indebtedness (actual or contingent) and no contract or arrangement is outstanding between any Group Company and the Warrantors (excluding the Company) or any of them or any company (excluding the members of the Group) or undertaking which is owned or controlled by the Warrantors (excluding the Company) or any of them (whether by way of shareholding or otherwise).

11.4 Except as disclosed in the Prospectus and the Preliminary Offering Circular, none of the Warrantors (excluding the Company) nor any of their respective associates (as defined in the Listing Rules), either alone or in conjunction with or on behalf of any other person, is engaged in any business of any Group Company or any business similar to or in competition with the business of any Group Company to the extent that there could be a conflict of interests between the Warrantors (excluding the Company) or any of their respective associates (as defined in the Listing Rules) and the general body of shareholders of the Company, nor are any of the Warrantors (excluding the Company) or their respective associates (as defined in the Listing Rules) interested, directly or indirectly, in any assets which have since completion of the Corporate Reorganisation been acquired or disposed of by or leased to any Group Company.

11.5 There are no relationships or transactions not in the ordinary course of business between any Group Company and their respective customers or suppliers.

11.6 In respect of the connected transactions (as defined under the Listing Rules) of the Group (the "**Connected Transactions**"): (a) the statements contained in the Prospectus and the Preliminary Offering Circular relating to the Connected Transactions are true and accurate in all material respects and there are no other facts the omission of which would make any such statements misleading in any material respect, and there are no other Connected Transactions which have not been disclosed in the Prospectus and the Preliminary Offering Circular which are or were required to be disclosed; (b) all information (including but not limited to historical figures) and documentation provided by the Company to the Joint Global Coordinators and the Underwriters are true and accurate and complete in all material respects and there is no other information or document which have not been provided the result of which would make the information and documents so received misleading ; (c) the transactions mentioned in the section "Connected transactions" in the Prospectus and the Preliminary Offering Circular have been entered into and will be carried out in the ordinary course of business, on normal commercial terms and are fair and reasonable so far as the shareholders of the Company are concerned; (d) the Company has complied with and undertakes to continue to comply with the terms of the Connected Transactions disclosed in the Prospectus and the Preliminary Offering Circular so long as the agreement or arrangement relating thereto is in effect and shall inform the Sponsor should there be any breach of any such terms either before or after the listing of H Shares on the Stock Exchange; (e) each of the Connected Transactions and related agreements and undertakings as disclosed in the Prospectus and the Preliminary Offering Circular constitutes a legal, valid and binding agreement or undertaking of the relevant parties thereto; and (f) each of the Connected Transactions has been consummated and was and will be effected in compliance with all applicable Laws.

12. GROUP STRUCTURE

12.1 All of the subsidiaries, jointly controlled entities and associates of the Company are listed on Appendix I to the Prospectus, and the details of each of the PRC Subsidiaries (as defined in paragraph 12.2) set forth in "Statutory and General Information" in Appendix VI to the Prospectus and the Preliminary Offering Circular are true and accurate . Save as disclosed in the Prospectus and the Preliminary Offering Circular, there is no other company or undertaking in which any of the Company, its subsidiaries, jointly controlled entities or associates directly or indirectly owns or controls or proposes to own or control a majority interest (whether by way of shareholding, trust arrangement or otherwise), and none of the Company, its subsidiaries, jointly-controlled entities or associates has entered into any agreement for the establishment of any company or undertaking in which any of the Company, its subsidiaries, jointly-controlled entities and associates will, or agrees to own or control, a majority interest. Each of the subsidiaries of the Company and jointly controlled entities has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate or other legal right, power and authority to own, use, lease and operate its properties and to conduct its business as described in the Prospectus and the Preliminary Offering Circular and is duly qualified to transact business and is in good standing in each jurisdiction in which it conducts its business and duly qualified to own, use, lease, license and operate its properties in each jurisdiction in which it owns or leases properties, and such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

12.2 The registered capital of each of the Company's subsidiaries, jointly-controlled entities and associates incorporated in the PRC (**"PRC Subsidiaries"**) has either been paid in full within the time limits as required by applicable law or has been approved by the relevant governmental authorities of the PRC to be paid on a deferred basis. The deferred payment of the registered capital by the relevant PRC Subsidiaries will not have a Material Adverse Effect on the due incorporation, operation and financial results of such PRC Subsidiaries individually or the PRC Subsidiaries as a group. Each of the paid-up registered capital has been duly verified in the relevant capital verification reports. The increase of registered capital by the relevant PRC Subsidiaries from time to time has been duly approved and registered with the relevant PRC government authorities. Each of the PRC Subsidiaries is a legal person with limited liability and the liability of the Company in respect of its equity interest held in each PRC Subsidiary is limited to its investments therein.

12.3 All of the issued and outstanding shares of each of the Company's subsidiaries and, jointly controlled entities (i) have been duly authorized and validly issued, (ii) are fully paid and non assessable, (iii) conform to the description thereof contained in the Prospectus and the Preliminary Offering Circular, and (iv), with respect of the shares held by the Company, are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; and none of the outstanding ordinary shares of any subsidiary jointly controlled entity or associates was issued in violation of the pre-emptive or similar rights of any shareholder of such subsidiary or jointly controlled entity or associate.

12.4 No Group Company has any branch, agency, place of business or permanent establishment outside the PRC and Hong Kong.

12.5 No Group Company acts or carries on business in partnership with any other person or is a member of any corporate or unincorporated body, undertaking or association or holds or is liable on any share or security which is not fully paid up or which carries any liability.

12.6 Except as disclosed in the Prospectus and the Preliminary Offering Circular, each joint venture contract and shareholders' agreement in respect of which a Group Company or, to the best knowledge of the Company is a party is legal, valid, binding and enforceable against such Group Company, as applicable, in all respects in accordance with its terms under its governing law and all relevant Approvals in respect thereof have been obtained.

12.7 No Group Company is engaged in any business activity or has any asset or liability (whether actual, contingent or otherwise) which is not directly or indirectly related to the business of the Group as described in the Prospectus and the Preliminary Offering Circular.

13. ACCURACY AND ADEQUACY OF INFORMATION SUPPLIED

13.1 The recitals to this Agreement are true and accurate in all respects.

13.2 The statistical and market related data included in the Prospectus and the Preliminary Offering Circular are, and in the Final Offering Circular will be, based on or derived from sources which the Warrantors believe to be accurate and reliable . All statistical information disclosed in the Prospectus and the Offering Circular as having come from the Company, including without limitation the Company's number of rooms available in each hotel, the average daily rates at its hotels, revenue per available room at its hotels, and occupancy rates at its hotels, have been derived from the records of the Company and its subsidiaries using systems and procedures which incorporate adequate safeguards to ensure that the information is accurate and complete and presents fairly the information shown therein.

13.3 All information supplied or disclosed in writing or orally by or on behalf of any Group Company and/or any director of any Group Company and/or any of the Warrantors to the Underwriters, PwC, the Property Valuers and other professional advisers to the Underwriters for the purposes of the Global Offering (save as subsequently amended or corrected prior to the date hereof) is at the time when it was given and as of the date hereof, true and accurate in all material aspects and not misleading in any respect and was given in good faith and all forward-looking statements so supplied or disclosed have been made after due and proper consideration and represent fair and reasonable expectations honestly held, based on facts known to such member of the Group and/or such director and, where appropriate, are based on the assumptions referred to in the Prospectus and the Preliminary Offering Circular.

13.4 All information requested from the Company by PwC, the Property Valuers, the Company's legal advisers, the Underwriters' legal advisers and the Joint Global Coordinators for the purposes of their reports, letters, and certificates to the Company and/or the Underwriters has been supplied to them. No information was withheld from PwC, the Property Valuers, the Company's legal advisers, the Underwriters, the Underwriters' legal advisers, the Joint Global Coordinators and the Company does not disagree (and none of the Directors disagrees) with any aspect of the reports, letters or

certificates prepared by PwC, the Property Valuers, the Company's legal advisers, the Underwriters' legal advisers or the Joint Global Coordinators and the opinions attributed to the Directors in such reports or letters are honestly held by the Directors and are fairly based upon facts within their knowledge after due and careful consideration.

13.5 All information supplied or disclosed in writing by the Company in support of the Verification Notes and the answers therein (and any new or additional information serving to update or amend the Verification Notes supplied or disclosed in writing prior to the date of this Agreement by the Company, Reporting Accountants or the legal and other professional advisors to the Company for the purposes of the Global Offering) are true and accurate and not misleading and contain all information and particulars with regard to the subject matter thereof with no omissions.

13.6 All statements in respect of the section headed "Risk Factors" in the Prospectus and the Preliminary Offering Circular are true and accurate in all material respects and no risk factor relating to and which is material to the business of the Group or any investment in the Offer Shares has been omitted therefrom.

13.7 The information set out in the Prospectus and the Preliminary Offering Circular in the section headed "Future Plans and Use of Proceeds", insofar as such information purports to describe the Company's planned application of the net proceeds from the Global Offering, is complete and accurate and fair, and the information set out in the section headed "Future Plans and Use of Proceeds" in the Prospectus and the Preliminary Offering Circular represents the true and honest belief of the Directors and the Company arrived at after due and careful consideration, consultations with relevant advisers, planning and enquiry and is based on the assumptions set out therein and all such bases and assumptions are reasonable and fair.

13.8 The Preliminary Offering Circular, as of its date, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of its date and as of the Listing Date, the Final Offering Circular did not and will not include any untrue statements of a material fact or omit to state any material fact necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading. As of the Applicable Time (as defined below) and as of the Listing Date, , neither (i) the Disclosure Package nor the Final Offering Circular, nor (ii) any individual Supplemental Offering Materials, when considered together with the Disclosure Package, included and will include any untrue statement of a material fact or omitted or will omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. **"Applicable Time"** shall have the same meaning as in the International Underwriting Agreement. All expressions of opinion or intention or expectation therein (including but not limited to the statements regarding the sufficiency of working capital, use of proceeds, indebtedness, prospects, dividends, material contracts and litigation) are made on reasonable grounds or, where appropriate, reasonable assumptions and are truly and honestly held and are and will be fairly based and there are and will be no other facts the omission of disclosure therein of which would make any such statement or expression misleading.

13.9 All forward-looking statements (including all forecasts and estimates) contained in the Prospectus and the Preliminary Offering Circular are made after due and proper consideration, are based on relevant assumptions referred to therein and represent reasonable and fair expectations honestly held based on facts known to the Group and/or the Warrantors or any of them and there are no other assumptions on which such forward-looking statements are based other than the assumptions referred to in the Prospectus and the Preliminary Offering Circular or which such forecasts ought reasonably to have been based which have not been made. Such forward-looking statements do not omit or neglect to include or take into account of any facts or matters which are or may be material to such forward-looking statements or to the Global Offering.

13.10 The forecast information included in the profit forecast in "Summary – Profit forecast for the year ending 31 December 2006", "Financial Information – Profit Forecast" and Appendix III of the Prospectus:

(i) was made by the Company after due and proper consideration and represents reasonable and fair expectations honestly held based on facts known to the Company at the date of the Prospectus and the Offering Circular; and

(ii) has been properly compiled based on the assumptions described therein.

The assumptions used in the preparation of the profit forecast:

(a) are all those that the Company believes are significant in forecasting the consolidated profit attributable to the shareholders of the Company for the year ending 31 December 2006; and

(b) reflect, for the year ending 31 December 2006, a reasonable forecast by the Company of the events, contingencies and circumstances described therein

and the profit forecast presents a reasonable forecast by the Company, as of the date hereof, of the consolidated profit after taxation and minority interests but before extraordinary items of the Company for the year ending 31 December 2006.

13.11 The report prepared by the Company in respect of the adequacy of the Group's working capital and cash flow for the twelve-month period after the date of the Prospectus has been properly compiled by the Company on the basis of the assumptions stated therein and is presented on a basis consistent with the accounting principles and policies in relation to the preparation of the Accountants' Report contained in the Prospectus and the Preliminary Offering Circular after making proper provision for all known liabilities (whether actual or contingent or otherwise); that the assumptions upon which the report are based have been made after due and careful enquiry and are fair and reasonable in the context of the Group and that there are no facts known or which could on due and careful enquiry have been known to the Company or the Directors which have not been taken into account in the preparation of the report or the omission of which would make any statement made in such report or any expression of opinion or intention contained or assumption made in such report misleading in any material aspects.

13.12 The Hong Kong Public Offering Documents and the Formal Notice contain and, when each of them is issued, will contain all information and particulars required to comply with all statutory and other provisions (including the Companies Ordinance, the Companies Law and the Listing Rules) so far as applicable.

13.13 All statements and information in writing provided by or on behalf of the Company in connection with any application or submission to or correspondence with the Stock Exchange are true and accurate in all material respects and are not misleading and there are no facts which have not been disclosed to the Stock Exchange in connection with any such application, submission or correspondence which by their omission may make any such statements untrue, inaccurate, incomplete, deceptive or misleading or are material for disclosure to the Stock Exchange.

13.14 All public notices, announcements and advertisements in connection with the Global Offering and all filings and submissions provided by or on behalf of the Company and its subsidiaries to the Stock Exchange and the SFC will comply with all statutory and other provisions to the extent applicable.

13.15 The statements set forth in the Prospectus and the Preliminary Offering Circular (a) under the captions "Description of Shares", "Share Capital" and "Appendix VI – Summary of the Articles of Association," insofar as they purport to constitute a summary of the terms of the Offer Shares and (b) under the captions "Enforceability of Civil Liabilities", "Taxation", "Exchange Rate Information", "Risk Factors", "Information about this Prospectus and the Offering", "Business", "Directors, Senior Management, Staff" and "Compliance Officer", "Relationship with Jin Jiang International", "Connected Transactions", "Financial Information", "Structure of the Global Offering", "Appendix V – Summary of PRC and Hong Kong Laws and Regulations", "Appendix VI – Summary of Articles of Association" and "Appendix VII – Statutory and General Information", insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair.

13.16 As far as the Company is aware:

13.16.1 statements of fact set out in the Prospectus and Preliminary Offering Circular which contain information in relation to either of the Warranting Shareholders, to the extent such statements relate to either Warranting Shareholder or describe provisions of documents to which either Warranting Shareholder is a party, are and will (as at the Listing Date) be true and accurate in all respects and not misleading in any respect, and there are no facts known or which on due and careful enquiry could have been known to the Company relating to the Warranting Shareholders and/or the Directors (or any of them) which are not disclosed in the Prospectus and Preliminary Offering Circular, the omission of which would make any statement therein misleading in any respect or which in the circumstances of the Global Offering are material for disclosure therein; and

13.16.2 All expressions of opinion or intention of the Warranting Shareholders therein (if any) are and will (as at the Listing Date) be made on reasonable grounds and are and will be truly and honestly held by the Warranting Shareholders and are and will be fairly based and there are and will be no

other facts known or which could on reasonable inquiry have been known to the Company relating to the Warranting Shareholders, the omission of which would make any such statement or expression misleading or which will or might be material in the context of the Global Offering.

13.17 All of the interests of each of the directors of the Company in the securities of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) which will be required to be notified to the Company and the Stock Exchange pursuant to Part XV of such Ordinance and the Model Code for Securities Transactions by Directors of Listing Companies in the Listing Rules, in each case once the Shares are listed, are fully and accurately disclosed in the Final Offering Circular under the paragraph headed "Disclosure of Interests" to Appendix VII to the Prospectus.

13.18 Except as disclosed in the Prospectus and the Preliminary Offering Circular, neither the Company nor any of its subsidiaries is engaged in any trading activities involving commodity contracts or other trading contracts which are not currently traded on a securities or commodities exchange and for which the market value cannot be determined.

14. PROPERTIES, TITLE AND INTERESTS

14.1 None of the members of the Group owns, operates, manages, leases or has any other right of interest in any other property of any kind save for those described in the valuation report set out in the Prospectus and the Preliminary Offering Circular.

14.2 With respect to the rights and interests in property and other assets (including but not limited to land and buildings) owned by members of the Group, save as disclosed in the Prospectus and the PRC legal opinion:

14.2.1 the relevant Group Company has good and marketable title, or has the right by Law to good and marketable title (including, where relevant, land use rights and building ownership rights), to such property and other assets or any rights or interests thereto, and, in particular, with respect to the rights and interests in properties specified in Group I (Property Interests Held by the Group in the PRC as Hotels), Group II (Property Interests Held by the Group by the Group in the PRC as Warehouse and Factory) and Group III (Property Interests Held by the Group for Development in the PRC) of Appendix IV to the Final Offering Circular, the Group has good and marketable title to such properties and has obtained land use rights certificate(s) and (where the property includes completed buildings) building ownership certificate(s) and (where land is granted directly by the relevant governmental authority) has entered into land grant contract(s) with the relevant governmental authority which is empowered to grant such land use rights in respect thereof;

14.2.2 there are no mortgages, charges, liens, claims, Encumbrances or other security interests or third party rights or interests, conditions, planning consents, orders, regulations or other restrictions affecting any of such property and other assets which could have a Material Adverse Effect on the value of such property and other assets or materially adversely limit, restrict or otherwise affect the ability of the relevant Group Company to utilise, develop or redevelop any such

property or other assets;

14.2.3 the relevant Group Company is entitled as legal and beneficial owner of such property and other assets to all rights and benefits as landlord and/or licensor under the leases, tenancies or licences to which it is a party as landlord and/or licensor in respect of such property and other assets, and such leases, tenancies and licences are and will be in full force and effect;

14.2.4 none of the properties or other assets has been used by the Group for any unlawful purposes and the Group has not violated any relevant land or construction regulations;

14.2.5 all requisite consents necessary for the use of any property by the relevant Group Company as it is presently being used by such member have been duly obtained and are in full force and effect; and

14.2.6 all requisite licences, certificates and authorities necessary for the existing use of any property by the relevant Group Company have been duly obtained and are in full force and effect.

14.3 Where any property and other assets are held under lease, tenancy or licence by any Group Company (including each of the properties specified in Group IV (Properties Interests Rented and Occupied by the Group in the PRC) of Appendix IV to the Prospectus), save as disclosed in the Prospectus, the Preliminary Offering Circular and the PRC legal opinion:

14.3.1 each lease, tenancy or licence is legal, valid, subsisting and enforceable by the relevant Group Company;

14.3.2 no default (or event which with notice or lapse of time, or both, would constitute a default) by any Group Company has occurred and is continuing under any of such leases, tenancies or licences;

14.3.3 no Group Company has notice of any claim of any nature that has been asserted by anyone adverse to the rights of the relevant Group Company under such leases, tenancies or licences or affecting the rights of the relevant Group Company to the continued possession of such leased or licensed property or other assets.

14.4 With respect to each of properties situated in the PRC owned by the Group, save as disclosed in the Prospectus and the PRC legal opinion:

14.4.1 the ownership of the property, in respect of which the relevant Group Company has the right to occupy, belongs to the Group Company which has good title to such property;

14.4.2 the relevant Group Company has validly acquired the relevant Real Estate and Land Ownership Certificate (the "**Ownership Certificate**") in respect of the property which is valid and subsisting and in full force and effect;

14.4.3 all of the relevant procedures as regards to the sale or transfer of the property have been completed and (where applicable) the sale or transfer has been

validly registered with the relevant Governmental Authority;

14.4.4 the relevant Group Company can legally transfer, mortgage, or sell the property to local or foreign corporations or individuals, subject to the terms of the Ownership Certificate;

14.4.5 all land premiums payable in respect of the property have been paid in full and no further premiums are payable under the terms of the Ownership Certificate or otherwise under the laws of the PRC;

14.4.6 the property is not currently subject to any sale, transfer or mortgage procedures and it is not leased or transferred or given to others as a gift, and the relevant Group Company has not entered into any agreement to do any of the foregoing; the property is not involved in any litigation or subject to any court order for attachment, possession or any other similar proceedings;

14.4.7 the relevant Group Company has not received from the PRC Governmental Authority any notice or order which may adversely affect its right to use the property for the purpose for which it is presently being used;

14.4.8 all of the land user's covenants contained in the Ownership Certificate and/or other documents applicable to the property have been duly performed and observed to the extent that such obligations have fallen due;

14.4.9 as at the date hereof there has been no change in the terms and conditions of the Ownership Certificate and/or other documents applicable to the property, which are all in full force and effect in favour of the relevant Group Company; and

14.4.10 no default (or event which with notice or lapse of time or both will constitute a default) by the relevant member of Group has occurred or is continuing under the Ownership Certificate and/or other documents applicable to the property and it is not in breach of any PRC Laws in respect of the use occupation and enjoyment of the property.

14.5 Save as disclosed in the Prospectus and the Preliminary Offering Circular, the ownership of and the right to use the land and buildings as described in the Prospectus and the Preliminary Offering Circular by the relevant Group Company is not subject to any unusual or onerous terms or conditions.

14.6 Each Group Company has good, legal and marketable title to all stock used in its business free from any Encumbrances save those arising in the ordinary course of business.

14.7 The assets included in the Accounts or, as the case may be, acquired since the Accounts Date and all assets used or owned by or in the possession of each Group Company:

14.7.1 are legally and beneficially owned by that Group Company free from any Encumbrance, any hire-purchase agreement or agreement for payment on deferred terms or bills of sale or lien, charge or other Encumbrance;

14.7.2 are in the possession or under the control of that Group Company;

14.7.3 where purchased on terms that title to such asset or property does not pass until full payment has been made, have been paid for in full by that Group Company;

14.7.4 are not subject to any hire purchase, leasing arrangements or other arrangements of a similar nature; and

14.7.5 comprise all the assets, properties and rights which that Group Company owns or which it uses or requires for the purpose of carrying on its business.

14.8 Each Group Company has done everything (whether by way of giving notice, registration, filing or otherwise), required or permitted to be done by it for the protection of its title to, or for the enforcement or the preservation of any order of priority of its title to, any property or rights (including the benefit of any debt, mortgage or charge) owned by it.

14.9 All records or other documents recording or evidencing any contract, licence, consent or other right of each Group Company or required for the exercise of any such right are in the possession or under the exclusive control of that Group Company.

14.10 Each Group Company has not created, or granted, or agreed to create or grant, any security interest or other Encumbrance in respect of any of the assets included in the Accounts, or acquired or agreed to be acquired since the Accounts Date, otherwise than in the ordinary course of business.

14.11 None of the property, assets or undertakings of any Group Company is subject to, and the relevant Group Company has not agreed to grant in respect of the same, any Encumbrance.

14.12 The stock in trade of each member of the Group Company is in good marketable condition and is capable of being sold by it in the normal course of business in accordance with its current price list, without debate or allowance to a purchaser.

14.13 The plant, machinery, vehicles and other equipment used in connection with the business of the Group:

14.13.1 are subject to normal wear and tear in a good and safe state of repair and satisfactory working order and have been properly serviced and maintained; and

14.13.2 are not to any extent dangerous, inefficient, out-of-date, unsuitable, in need of renewal or replacement, or surplus to requirements.

14.14 Maintenance contracts are in full force and effect in respect of all major assets of the Group in connection with its business which is normal or prudent to have maintained by independent or specialist contractors, and in respect of all assets which the Group is obliged to maintain or repair under any leasing or similar agreement; and all those assets have been regularly maintained to a good technical standard, and in accordance with safety regulations usually observed in relation to assets of that description, and in accordance with the terms and conditions of any applicable leasing or similar

agreement.

15. INSURANCE

15.1 The description of the Company's insurance coverage contained in the Prospectus and the Preliminary Offering Circular is true, accurate and not misleading. Each of the Group Companies is insured by insurers of recognised financial responsibility in such amounts and covering such risks as are adequate and prudent for the conduct of their respective businesses and the value of their respective properties and as is customary for companies carrying on similar businesses or owning assets of a similar nature and each Group Company has at all times been and is adequately covered against accident, third party injury, defective products, environmental liabilities, damage and other risks normally covered by insurance by such companies and each Group Company is entitled to the full benefits of such insurance. All policies of insurance and fidelity or surety bonds insuring each Group Company or their respective businesses, assets, employees, officers and directors are in full force and effect. Nothing has been done or has been omitted to be done whereby any such policies have or may become void or are likely to be avoided.

15.2 No claim under any insurance policies taken out by any Group Company is outstanding and there are no circumstances likely to give rise to such a claim. None of the outstanding medical claims made under the Group's medical insurance policies is material in the context of the Group as a whole and, so far as the Warrantors are aware, no circumstances exist which are likely to give rise to such a claim.

15.3 All premiums due in respect of such insurance policies have been duly paid in full and all conditions for the validity and effectiveness of the said policies have been fully observed and performed.

15.4 No Group Company has been refused any insurance coverage sought or applied for, and none of the Warrantors has any reason to believe that any Group Company will not be able to renew its existing insurance coverage from similar insurers as may be necessary to continue its business at a cost that would not materially adversely affect the condition, financial or otherwise, or the earnings, business or operations of the Group, taken as a whole.

15.5 None of the insurance policies in respect of the assets of each Group Company is subject to any special or unusual terms or restrictions or to the payment of any premium in excess of the normal rate.

16. COMPLIANCE WITH LEGAL AND REGULATORY REQUIREMENTS

16.1 No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any government agency, is necessary or required for the performance by the Company of any of its obligations hereunder in connection with the Global Offering, issuance or sale of the H Shares hereunder or under the International Underwriting Agreement or the consummation of the transactions contemplated by this Agreement and the International Underwriting Agreement and in the Prospectus and the Preliminary Offering Circular, except such as have already been obtained and are in full force and effect.

16.2 Each Group Company has carried on and is carrying on its business and operations in accordance with applicable Laws and all statutory, municipal and other Approvals, properly issued by the appropriate and authorised Governmental Authority, necessary or desirable for the establishment and carrying on of the businesses and operations of, and owning of assets by, each of the Group Company as now carried on, as previously carried on and as proposed to be carried on have been obtained and are (or were at the relevant time) valid and subsisting and all conditions applicable to any such Approval have been and are complied with and there are no facts or circumstances exist or have in the past existed which may lead to the revocation, rescission, avoidance, repudiation, withdrawal, non-renewal or change, in whole or in part, of or in any existing Approvals or any requirements for additional Approvals which could prevent, restrict or hinder the operations of any Group Company or involve any Group Company in additional expenditure.

16.3 None of the Group Companies is (a) in violation of its articles of association or business licence or other constituent documents, or (b) in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any licence, indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which the Group Company is a party or by which the Group Company or any of their properties may be bound or (c) in violation or contravention of any law or statute or any order, rule or regulation of any governmental or regulatory body or agency having jurisdiction over the Group Company or any of their properties.

16.4 The plans set out in the section headed "Future Plans and Use of Proceeds" in the Prospectus and the Preliminary Offering Circular do not violate any Law or Approval to which any Group Company is subject. To the best knowledge of the Warrantors, there are no circumstances which will or may result in the Approvals which will be required in the PRC by the Group to carry on the businesses and/or activities contemplated and as described in the sections headed "Business" and "Use of Proceeds" in the Prospectus not being granted.

16.5 The Company and each of its subsidiaries are in compliance with all applicable laws, statutes, ordinances, rules, regulations, orders, judgments, decrees, whether national, provincial, municipal or local, domestic or foreign, of any applicable jurisdiction.

16.6 None of the members of the Group and the businesses now run by any of them, nor any of their respective officers, directors, supervisors, managers, agents, or employees have, directly or indirectly, (i) made or authorised any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Authority or instrumentality in the PRC, Hong Kong or any other jurisdiction or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under applicable Law, of any locality.

16.7 None of the members of the Group is a party to any agreement, arrangement or concerted practice or is carrying on a practice which in whole or in part contravenes or is invalidated by any anti-trust, anti-monopoly, competition, fair trading, consumer protection or similar Laws in any jurisdiction where any of the members of the Group has assets or carries on business or in respect of which any filing, registration or notification is required or is advisable pursuant to such Laws (whether or not the same

has in fact been made).

17. EMPLOYMENT AND PENSIONS

17.1 There are no amounts owing or promised to any present or former directors, employees or consultants of any Group Company other than remuneration accrued due or for reimbursement of business expenses.

17.2 No directors or senior management or employees of any Group Company have given or been given notice terminating their contracts of employment.

17.3 There are no proposals to terminate the employment or consultancy of any directors, employees or consultants of any Group Company or to vary or amend their terms of employment or consultancy (whether to their detriment or benefit).

17.4 No Group Company has outstanding any undischarged liability to pay to any Governmental Authority in any jurisdiction any taxation, contribution or other impost arising in connection with the employment or engagement of directors, employees or consultants by it.

17.5 Except as disclosed in the Prospectus and the Preliminary Offering Circular, no liability has been incurred by any Group Company for:

17.5.1 breach of any contract of service, contract for services or consultancy agreement;

17.5.2 redundancy payments;

17.5.3 compensation for wrongful, constructive, unreasonable or unfair dismissal;

17.5.4 failure to comply with any order for the reinstatement or re-engagement of any director, employee or consultant; or

17.5.5 the actual or proposed termination or suspension of employment or consultancy, or variation of any terms of employment or consultancy of any present or former employee, director or consultant of any Group Company.

17.6 No dispute of material importance with the directors, employees (or any trade union or other body representing all or any of such employees), consultants or agents of any Group Company exists or is imminent or threatened. None of the members of the Group is aware of any existing or imminent labour disturbance by the directors, employees or consultants of any of its principal suppliers, customers or contractors which might be expected to result in a material adverse change in the condition, financial or otherwise, or in the results of operations, business affairs or business prospects or net worth of the Group.

17.7 All contracts of service in relation to the employment of the Group's employees are on usual and normal terms which do not and will not in any way whatsoever impose any unusual or onerous obligation on the relevant Group Company and the subsisting contracts of service to which any Group Company is a party are legal, valid and enforceable (except for provisions in restraint of trade which may be subject to unfavourable judicial interpretation) and are determinable at any time on reasonable

notice without compensation (except for statutory compensation) and there are no material claims pending or threatened or capable of arising against the relevant Group Company, by any employee or third party, in respect of any accident or injury not fully covered by insurance.

17.8 The Group has in relation to its directors, employees or consultants (and so far as relevant to each of its former directors, employees or consultants) complied in all material respects with all applicable statutes, regulations and articles of association and the terms and conditions of such directors', employees' or consultants' (or former directors', employees' or consultants') contracts of employment or consultancy.

17.9 No contributions are being, or have been made by a Group Company to any pension, retirement, provident fund or death or disability benefit scheme or arrangement other than the social insurance funds (**"Social Insurance Funds"**) referred to in the Prospectus and no Group Company participates in, or has participated in, or is liable to contribute to, any pension, retirement, provident fund or death or disability benefit scheme or arrangement in respect of past or present employees or directors of the Group other than the Social Insurance Funds.

17.10 Each of the pension schemes complies with and has been operated in accordance with all applicable laws and regulations and the rules of the relevant scheme. There is no ground upon which any applicable registrations or exemptions in respect of any of the Social Insurance Funds could be withdrawn or cancelled.

17.11 Other than contributions due to be paid at the next payment date, no contributions (or contribution surcharge) in respect of any employee or director of the Group or any other payment due to, or in respect of, the Social Insurance Funds is unpaid.

17.12 All defined benefit retirement schemes are adequately funded and no additional contributions by any Group Company are currently due to be made to make up for any shortfall.

17.13 There is no dispute relating to the Social Insurance Funds, whether involving any Group Company, the trustees or administrators of the Social Insurance Funds, any employee or director of a Group Company, or any other person and no circumstances exist which may give rise to any such claims.

18. INTELLECTUAL PROPERTY

18.1 For the purpose of this paragraph 18, **"Intellectual Property"** means all patents, patent rights, inventions, trade marks, service marks, logos, get-up, registered or unregistered design rights, trade or business names, domain names, trade secrets, confidential information, Know-how, copyrights, database rights and any proprietary or confidential information systems processes or procedures and of their intellectual property (whether, in each case, registered, unregistered or unregistrable, and including pending applications for registration and rights to apply for registration) and all rights of a similar nature or having similar effect which may subsist in any part of the world.

18.2 For the purpose of this paragraph 18, **"Know-how"** means confidential and proprietary industrial and commercial information and techniques in any form

(including paper, electronically stored data, magnetic media, film and microfilm) including without limitation drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers.

18.3 All Intellectual Property and all pending applications therefor which have been, are or are capable of being used in or in relation to or which are necessary for the business of each Group Company are (or, where appropriate in the case of pending applications, will be):

18.3.1 legally and beneficially owned by the relevant Group Company or lawfully used under valid licences granted by the registered proprietor(s) or beneficial owner(s) thereof and such licences are or will be in full force and effect and have not been revoked or terminated and there are no grounds on which they might be revoked or terminated;

18.3.2 valid and enforceable;

18.3.3 not subject to any Encumbrance or any licence or authority in favour of another;

18.3.4 where registration of those Intellectual Property rights in the name of a Group Company is practicable, such registration has been effected, the relevant Group Company is the registered proprietor thereof and no Group Company has done or omitted to do anything which may impair that registration or render it open to challenge; and

18.3.5 in the case of rights in such Intellectual Property as are registered or the subject of applications for registration, listed and briefly described in Appendix VI to the Prospectus all renewal fees which are due and steps which are required for their maintenance and protection have been paid and taken and no claims have been made or threatened and no applications are pending, which if pursued or granted might be material to the truth and accuracy of any of the above statements in this paragraph 18.3.

18.4 No Group Company has received any notice or is otherwise aware of (having made due and careful enquiries):

18.4.1 any infringement of or conflict with claimed or asserted rights of others with respect to any rights mentioned in paragraph 18.3 above; or

18.4.2 any unauthorised use of any Know-how of any third party and no Group Company has made disclosure of Know-how to any person except properly and in the ordinary course of business and on the basis that such disclosure is to be treated as being of a confidential character; or

18.4.3 any opposition by any person to any pending applications; or

18.4.4 any assertion of moral rights which would affect the use of any of the Intellectual Property in the business of any Group Company; or

18.4.5 any facts or circumstances which would render any rights mentioned in

paragraph 18.3 above invalid or inadequate to protect the interests of the relevant Group Company or unenforceable.

18.5 The rights and interest held by the Group (whether as owner, licensee or otherwise) in Intellectual Property comprises all the rights and interests materially necessary or convenient for the carrying on of the business of each Group Company in and to the extent which it is presently conducted.

18.6 The processes employed and the products and services dealt in by a Group Company both now and at any time within the last six years do and did not use, embody or infringe any rights or interests of third parties in Intellectual Property in any respect (other than those belonging to or licensed to a Group Company) and no claims of infringement of any such rights or interests have been made or threatened by any third party.

18.7 All licences and agreements to which any Group Company is a party (including all amendments, novations, supplements or replacements to those licences and agreements) are in full force and effect, and no notice having been given on any party to terminate them; the obligations of the parties thereto thereunder have been fully complied with; and no disputes have arisen or are foreseeable in respect thereof; and where such licences are of such a nature that they could be registered with the appropriate authorities and where such registration would have the effect of strengthening the Group's rights, they have been so registered.

18.8 Except as disclosed in the Prospectus, there are no Intellectual Property used or registered by any members of the Group in connection with the Group's business which are material in the context of such business. All information in the Prospectus regarding Intellectual Property owned or used by the Group is true and accurate, and no material information regarding the same has been omitted therefrom.

18.9 The operation of the websites operated by the Group does not infringe on the rights of any third party. In particular, the Company believes that the functional aspect of such websites, and computer programmes in support, in so far as they are not already validly licensed from a third party, do not infringe on the right of any third party.

18.10 The Group is either the lawful owner of all the information and content which is available through the websites operated by the Group or possesses a valid subsisting and defensible legal right or licence to use and make such information and content available through those websites.

18.11 No Group Company has received any notice or is otherwise aware of any unauthorised use by it of any confidential information of any third party.

18.12 The Company has the right to use the logo appearing on the front page of the Prospectus and the Preliminary Offering Circular.

19. INFORMATION TECHNOLOGY

19.1 For the purpose of this paragraph, **"Information Technology"** means all computer systems, communications systems, software and hardware owned, used or licensed by or to any Group Company.

19.2 The Information Technology comprises all the information technology systems and related rights necessary to run the business of the Group.

19.3 All Information Technology which has been or which is necessary for the business of any Group Company is either legally and beneficially owned by the relevant Group Company or lawfully used under valid licences granted by the registered proprietor(s) or beneficial owner(s) thereof and such licences are in full force and effect and have not been revoked or terminated and there are no grounds on which they might be revoked or terminated.

19.4 All the records and systems (including but not limited to Information Technology) material to the business of the Group taken as a whole and all data and information of each Group Company are maintained and operated by a Group Company and are not wholly or partially dependent on any facilities not under the exclusive ownership or control of a Group Company.

19.5 There are no bugs or viruses, logic bombs or other contaminants (including without limitation, "worms" or "trojan horses") in or failures or breakdowns of any computer hardware or software or any other Information Technology equipment used in connection with the business of any Group Company which have caused any substantial disruption or interruption in or to the business of any Group Company.

19.6 In the event that the persons providing maintenance or support services for the Group's Information Technology cease or are unable to do so, the members of the Group have all the necessary rights and information to continue to maintain and support or have a third party maintain or support the Information Technology which is material for the operations of the Group as a whole.

19.7 Each Group Company has in place procedures to prevent unauthorised access and the introduction of viruses.

19.8 Each Group Company has in place adequate back-up policies and disaster recovery arrangements which enable its Information Technology and the data and information stored thereon to be replaced and substituted without material disruption to the business of the Group taken as a whole.

19.9 There are no material defects relating to the Information Technology owned or used by the business of any Group Company and the Information Technology owned or used by any Group Company has the capacity and performance necessary to fulfil the present and foreseeable requirements of the business of any Group Company.

20. ENVIRONMENTAL MATTERS

20.1 For the purposes of this paragraph:

20.1.1 "**Environment**" means all or any part of the air (including, without limitation, air within buildings or natural or man-made structures whether above or below ground), water (including, without limitation, territorial, ocean, coastal and inland waters, surface water, groundwater and drains and sewers) and land (including, without limitation, sea bed or river bed under any water as described above, surface land and sub-surface land, and any natural or man-made structures), and also includes human, animal and plant life; and

20.1.2 "**Environmental Law**" means any treaty, national, state, federal or local law, common law rule or other rule, regulation, ordinance, by-law, code, decree, demand or demand letter, injunction, judgement, notice or notice demand, code of practice, order or plan issued, promulgated or approved thereunder or in connection therewith pertaining to the protection of the Environment or to health and safety matters (and shall include, without limitation, laws relating to workers and public health and safety).

20.2 Each Group Company has complied and is complying with all Environmental Laws that are applicable to its business.

20.3 There is no civil, criminal or administrative action, claim, investigation or other proceeding or suit pending or threatened against any Group Company arising from or relating to Environmental Law which is material in the context of the Group as a whole and there are no circumstances existing which may lead to any such action, claim, investigation, proceeding or suit.

20.4 Each Group Company conducts its operations so as not to lead to a breach of Environmental Law and in accordance with good operating practice of the industry in relation to all matters, practices and activities which could affect or cause harm to the Environment.

20.5 None of the members of the Group occupies, leases, owns, uses or has previously used, owned, leased or occupied, any property such that it is or may be wholly or partly responsible for the costs of any clean-up or other corrective action to any site or any part of the Environment.

20.6 There are no circumstances which require or may require any Group Company to incur significant expenditure which is material in the context of the Group as a whole in respect of the Environment or under Environmental Law.

20.7 Each Group Company has all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements and after making due and careful enquiries, no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or government agency, against or affecting the Company or any of its subsidiaries relating to hazardous materials or Environmental Laws have occurred.

21. TAXATION

21.1 All returns, reports or filings which ought to have been made by or in respect of each of the existing Group Company for taxation purposes have been made or filed (as the case may be) and all such returns are up to date, correct and prepared with due care and skill and on a proper basis and are not the subject of any dispute with the relevant revenue or other appropriate authorities except as disclosed in the Prospectus and the Preliminary Offering Circular and after making due and careful enquiries, there are no present circumstances likely to give rise to any such dispute and the provisions included in the audited combined results of the Group as at the Accounts Date referred to in paragraph 4.1 above were sufficient to cover all taxation (if any) in respect of all accounting periods ended on or before the Accounts Date for which the Group was

then liable. Each Group Company is not delinquent in payment of any taxes due thereunder and there is no tax deficiency that has been asserted against any Group Company.

21.2 Each Group Company has paid all taxes required to be paid by each of them in accordance with the applicable laws to which it is subject, and have taken all necessary steps to obtain any repayment of or relief from taxation available to each of them, except for any such tax, assessment, fine or penalty that is being contested in good faith and by appropriate proceedings.

21.3 All information and statements concerning taxation and its application to members of the Group in the Prospectus and the Preliminary Offering Circular and in the Final Offering Circular are and will be, true and accurate and not misleading.

21.4 Save as disclosed in the Prospectus and the Preliminary Offering Circular, each Group Company has:-

21.4.1 paid or accounted for in the Accounts, as the case may be all taxation (if any) due to be paid or accounted for by it before the Accounts Date and none of the Group Company is or is likely to be subject to any tax penalties so far as the Warrantors are aware; and

21.4.2 taken all necessary steps to obtain any repayment of or relief from taxation available to it.

21.5 The provisions (if any) included in the Accounts, as the case may be, are sufficient to cover all taxation in respect of all periods ended on or before the Accounts Date for which each Group Company was then or might at any time thereafter become or have become liable.

21.6 Save as disclosed in the Prospectus and the Preliminary Offering Circular, adequate charges, accruals and reserves have been provided for in the Accounts in respect of all taxes for all periods as to which the tax liability of each of the Group Company has not been finally determined or remains open to examination by applicable taxing authority. None of the Group Companies has received notice of any tax deficiency that has been asserted or assessed against it.

21.7 No tax or duty (including, without limitation, any stamp or issuance or transfer tax or duty and any tax or duty on capital gains or income, whether chargeable on a withholding basis or otherwise) is payable to any Governmental Authority in the PRC, Hong Kong or any other jurisdiction in connection with:

21.7.1 the execution, delivery and performance of the Underwriting Documents;

21.7.2 the creation, issue and allotment of the Offer Shares;

21.7.3 the payment by the Company to, and the receipt by shareholders of, any dividend in respect of H Shares; and

21.7.4 the sale, transfer or other disposition or delivery of any H Shares (other than the stamp duty payable under Hong Kong law), including any realised or unrealised capital gains arising in connection with such sale, transfer or other

disposition.

21.8 Each of the PRC Subsidiaries has obtained tax registration certificates as required under PRC tax laws and regulations. All local and national PRC governmental tax waivers and other local and national PRC tax relief, concession and preferential treatment are valid, binding and enforceable and do not violate any provision of any law or statute or any order, rule or regulation of any local or national governmental agency.

21.9 No stamp, issue, registration, transfer tax or duty or other similar tax or duty is payable by or on behalf of the Hong Kong Underwriters in the PRC, Hong Kong or the United States or any political subdivision or taxing authority thereof or therein in connection with (i) the creation, allotment and issuance of the H Shares or (ii) the offer, sale and delivery by the Company of the H Shares to or for the respective accounts of such Hong Kong Underwriters or (iii) the sale and delivery by the Hong Kong Underwriters of the H Shares or (iv) the execution and delivery of this Agreement and the International Underwriting Agreement or any other document relating to the Global Offering or (v) the consummation of the transactions contemplated by this Agreement, the International Underwriting Agreement or any other document relating to the Global Offering.

22. IMMUNITY

None of the Warrantors nor any of their respective subsidiaries nor any of their assets or revenues or properties are entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceedings, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment prior to or in aid of execution of judgement, or from other legal process or proceedings for the giving of any relief or for the enforcement of any judgement. The irrevocable and unconditional waiver and agreement of the Warrantors in paragraph 9.12 hereof not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement is valid and binding under all applicable laws.

23. OTHER MATTERS

23.1 The Company is not, and after giving effect to the offering and sale of the Offer Shares and application of the proceeds thereof as described in the Prospectus and the Preliminary Offering Circular, will not be required to register as an "investment company" as such term is defined in the United States Investment Company Act of 1940, as amended.

23.2 Neither the Company nor any Group Company has directly, or through any agent, (i) sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the US Securities Act) which is or will be integrated with the sale of the Offer Shares in a manner that would require the registration under the US Securities Act of the Offer Shares or (ii) engaged in any form of general solicitation or general advertising in connection with the offering of the Offer Shares (as those terms are used in Regulation D under the US Securities Act), or in any manner involving a public offering within the meaning of Section 4(2) of the US Securities Act.

23.3 The International Placing Shares satisfy the requirements set forth in Rule 144A(d)(3)

under the US Securities Act.

23.4 There is no "substantial U.S. market interest" in the Offer Shares or any of the Company's securities of the same class as the Offer Shares within the meaning of Rule 902(j) under the US Securities Act.

23.5 The Company is a foreign issuer as defined in Regulation S.

23.6 Neither the Company, nor any Group Company, nor any person acting on its or their behalf has engaged or will engage in any directed selling efforts (within the meaning of Regulation S) with respect to the Offer Shares and the Company, any Group Company and any person acting on its or their behalf have complied and will comply with the offering restrictions requirement of Regulation S. The Company has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offer Shares except for the International Underwriting Agreement and this Agreement.

23.7 It is not necessary in connection with the offer, sale and delivery of the International Placing Shares to the International Underwriters in the manner contemplated by the International Underwriting Agreement to register the International Placing Shares under the US Securities Act.

23.8 The Company is not a "passive foreign investment company" (**"PFIC"**) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and is not likely to become a PFIC as a result of the receipt and applications of the proceeds of the Global Offering. The Company has no plans or intention to become a PFIC in the future.

23.9 The choice of law provision set forth in the Underwriting Documents will be recognized by the courts of the PRC.

23.10 There are no existing or announced laws, policies, regulatory, administrative or other government initiatives or measures regarding the hotel industry which would have a Material Adverse Effect.

23.11 Any certificate signed by any officer of the Company or any of its subsidiaries and delivered to any of the Joint Global Coordinators or to counsel for the Joint Global Coordinators and the Hong Kong Underwriters pursuant to this Agreement or the International Underwriting Agreement shall be deemed a representation and warranty by the Company to each Hong Kong Underwriter as to the matters covered thereby.

23.12 The transfer of Domestic Shares by the Warranting Shareholders to the SSF Council and their conversion into H Shares are valid and legal under all applicable PRC laws and regulations and SSF Council has properly and duly authorized the Company to arrange for the transfer of such H Shares to its nominee and all approvals, registrations and filings necessary or desirable under all applicable PRC Laws in relation to the transfer of such Domestic Shares and their conversion into H Shares to SSF Council have been obtained including, without limitation, the approval from State-owned Assets Supervision and Administration Commission of the State Council of the PRC and the authorization of SSF Council.

SIGNATURE PAGE

THE COMPANY

SIGNED by 季岗)
for and on behalf of)
上海锦江国际酒店（集团）股份有限公司)
SHANGHAI JIN JIANG INTERNATIONAL)
HOTELS (GROUP) COMPANY LIMITED)
)
in the presence of:-)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

THE WARRANTING SHAREHOLDERS

SIGNED by 陈文君)
for and on behalf of)
锦江国际（集团）有限公司)
JIN JIANG INTERNATIONAL HOLDINGS)
COMPANY LIMITED)
)
in the presence of:-)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

SIGNED by 马名驹)
for and on behalf of)
上海市华亭（集团）有限公司)
SHANGHAI HUATING GROUP COMPANY LIMITED)
)
in the presence of:-)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

SIGNED by Darius Yuen)
duly authorized for and on behalf of)
BNP PARIBAS PEREGRINE CAPITAL LIMITED)

in the presence of:-)

Herbert Smith
23/F Gloucester Tower
15 Queen's Road Central
Hong Kong

SIGNED by Will Li)
duly authorized for and on behalf of)
UBS AG)

in the presence of: -)

Herbert Smith
23/F Gloucester Tower
15 Queen's Road Central
Hong Kong

SIGNED by Darius Yuen)
duly authorised for and on behalf of)
DBS ASIA CAPITAL LIMITED)

in the presence of:)

Herbert Smith
23/F Gloucester Tower
15 Queen's Road Central
Hong Kong

SIGNED by Darius Yuen)
duly authorised for and on behalf of)
FIRST SHANGHAI SECURITIES LIMITED)

in the presence of: Raymond)

Herbert Smith
23/F Gloucester Tower
15 Queen's Road Central
Hong Kong

SIGNED by Darius Yuen)
duly authorised for and on behalf of)
SHENYIN WANGUO CAPITAL (H.K.) LIMITED)

in the presence of: Raymond)

Herbert Smith
23/F Gloucester Tower
15 Queen's Road Central
Hong Kong

SIGNED by Darius Yuen)
duly authorised for and on behalf of)
SUN HUNG KAI INTERNATIONAL LIMITED)

in the presence of: Raymond)

Herbert Smith
23/F Gloucester Tower
15 Queen's Road Central
Hong Kong

Summary of the Hong Kong Underwriting Agreement

The Hong Kong Underwriting Agreement dated 29 November 2006 entered into between the Company and the Hong Kong Underwriters regarding the underwriting by the Hong Kong Underwriters of the Hong Kong Public Offering.

The obligations of the Hong Kong Underwriters to subscribe or procure subscribers for the Hong Kong Offer Shares will be subject to termination by notice in writing from the Joint Global Coordinators (for themselves and on behalf of the Hong Kong Underwriters) if any of the specific events occurs described in the agreement prior to 8: 00 a.m. on the day on which dealings in the H Shares first commence on the Stock Exchange.

The Underwriters will receive a commission of 2.5% of the aggregate Offer Price of all the Offer Shares (including any H Shares to be issued pursuant to the Over-allotment Option), out of which they will pay any sub-underwriting commission, and the Sponsor will in addition receive a financial advisory fee in relation to the Global Offering. Such fee and commission, together with the Stock Exchange listing fees, the Stock Exchange trading fee, the SFC transaction levy, legal and other professional fees, printing and other expenses relating to the Global Offering, which are currently estimated to be about HK$124.3 million in aggregate (based on an Offer Price of HK$2.005 per H Share, being the mid-point of the stated range of the Offer Price between HK$1.81 and HK$2.20 per H Share, and the assumption that the Over-allotment Option is not exercised) is to be borne by the Company.

日期：二零零六年十一月二十日

锦江国际（集团）有限公司

与

上海锦江国际酒店（集团）股份有限公司

非 竞 争 协 议

非竞争协议

本非竞争协议由以下各方于二零零六年十一月二十日于上海市订立：

（1） 锦江国际（集团）有限公司，其法定地址为上海市延安东路 100 号 23 楼（“集团公司”）；

（2） 上海锦江国际酒店（集团）股份有限公司，其法定地址为上海市杨新东路 24 号 316-318 室（“股份公司”）。

鉴于：

1、股份公司拟于近期首次公开发行境外上市外资股（“H股”）并在香港联合交易所有限公司（“联交所”）主板（“香港主板”）上市（“上市”）；

2、集团公司是股份公司的发起人和控股股东，在股份公司发行 H 股之前和之后(假设超额配股权 (定义见招股章程) 未被行使) 集团公司分别直接及间接持有股份公司之 100% 和 72.5% 的股权；

3、上市集团（定义见下文）目前所从事的核心业务主要包括：酒店投资和酒店管理业务。

经双方协商一致，为避免集团公司及其附属公司与股份公司或其附属公司产生同业竞争事宜，特签订如下协议：

第一条　　释义

附属公司	具有上市规则给予该词的涵义，包括现在及将来的附属公司。
上市集团	指股份公司及其附属公司。
控股股东	具有上市规则给予该词的涵义。
联系人	具有上市规则给予该词的涵义。
招股章程	指股份公司为其发行 H 股并于香港主板上市而出具的招股章程。
上市规则	不时修订的香港联合交易所有限公司证券上市规则。
东锦江	指上海东锦江大酒店有限公司，集团公司于本协议签署日直接和间接地持有共计 50%的权益。
除外酒店业务	指于本协议签署日尚未纳入上市集团的东锦江、锦沧文华、上海太平洋、花园饭店（上海）、新锦江商旅、晋元大酒店和胶州度假旅馆。
花园饭店（上海）	指花园饭店（上海），为集团公司与日本国野村中国投资株式会社合作组建的中外合作经营企业。
锦沧文华	指上海锦沧文华大酒店有限公司，为集团公司与中星发展（香港）有限公司合资组建的中外合资经营企业，集团公司于本协议签署日持有其 50%股权。
新锦江商旅	指上海锦江国际实业投资股份有限公司新锦江商旅酒店，为上海锦江国际实业投资股份有限公司的分公司，于本协议签署日，集团公司持有上海锦江国际实业投资股份有限公司 38.54%的股份，后者的 A 股和 B 股在上海证券交易所上市。

上海太平洋	指上海太平洋大饭店有限公司，集团公司于本协议签署日持有其0.7%的股权。
新联谊	指上海新联谊大厦有限公司，是集团公司直接和间接全资拥有的房地产项目公司 。
晋元大酒店	指上海食品集团酒店管理有限公司晋元大酒店，是上海食品集团酒店管理有限公司的分公司。于本协议签署日，集团公司直接及间接持有上海食品集团酒店管理有限公司 100％的权益。
胶州度假旅馆	指上海食品集团酒店管理有限公司胶州度假旅馆，是上海食品集团酒店管理有限公司的分公司。
中国	指中华人民共和国， 就本协议目的而言，不包括香港、澳门和台湾地区。

第二条　　不竞争承诺

集团公司在此无条件地及不可撤销地向股份公司（为股份公司本身和上市集团其他成员公司的利益）承诺：

1. 在本协议的有效期内，除了除外酒店业务和新联谊外，集团公司将不会并将促使其附属公司（不包括上市集团）不会直接或间接（不论自行或联同其他人士或公司）拥有、投资、参与、发展、经营或从事任何直接或间接与上市集团在中国经营的酒店营运、酒店投资、酒店管理、酒店特许经营及其他相关业务构成竞争的业务或公司（“受限制业务”），但须受以下除外情况所限：

   （1）持有或拥有任何经营或从事任何受限制业务的公司的股份或其他证券，但前提是该等股份须在证券交易所上市，且集团公司与其联系人所持有的股份

总数，不超过该公司已发行股份的 10%；或

（2）在本协议第二条 2（a）项所述情况下接纳有关商机。

2. 在本协议有效期内：

（a） 一旦集团公司得悉任何商机可拥有、投资、参与、发展、经营或从事任何直接或间接与受限制业务构成竞争的业务或公司，其本身或其任何附属公司（不包括上市集团）则会在得悉时立即以书面形式将有关商机推介给股份公司。股份公司独立非执行董事在接获集团公司或其任何附属公司（不包括上市集团）发出的有关书面通知后，应在三十天或四个月（若根据上市规则须经股份公司股东批准，或集团公司可能同意的较长时间）内举行独立董事委员会会议，以考虑和决定是否接纳转介给股份公司的有关商机。在做决定时， 股份公司的独立非执行董事将考虑相关商机是否预期将提供可持续的盈利水平，是否与上市集团当时的发展策略一致，且在其他方面是否符合股份公司股东的整体最佳利益。只有当股份公司独立非执行董事发出确认书，表示股份公司决定不接纳有关商机后，集团公司或其任何附属公司（不包括上市集团）方可接纳有关商机。

（b） 集团公司授予股份公司权利可以购买（对晋元大酒店及胶州度假旅馆而言，则为购买或租赁）下文所述集团公司或其附属公司直接及间接于除外酒店业务（不含新锦江商旅）和新联谊的全部（除非经集团公司同意，否则不得只购买其中一部分）权益的权利，而价格为：（I）将由集团公司与股份公司共同委任的国际认可独立估值师确定之公允价值；或（II）任何独立第三方于股份公司公布有关行使相关权利当日或之前向集团公司提出的价格（如适用而价格亦较高）：

（A） 就东锦江而言，东锦江股东之间的争议一经解决，集团公司必须立即向股份公司发出书面通知。股份公司接获有关通知后，将可以行使其

购买集团公司于东锦江中的权益的权利。若股份公司决定行使该权利，集团公司则有责任向东锦江其他股东通知该等拟转让。若东锦江其他股东放弃其优先购买权，集团公司则有责任向股份公司转让其于东锦江中的权益。若股份公司决定不行使该权利，集团公司则须向独立第三方出让其于东锦江中的权益；

(B) 就锦沧文华而言，锦沧文华股东之间的争议一经解决，集团公司必须立即向股份公司发出书面通知。股份公司接获有关通知后，将可以行使其购买集团公司于锦沧文华中的权益的权利。若股份公司决定行使该项权利，集团公司则有责任向锦沧文华其他股东通知该等拟转让。若锦沧文华其他股东放弃其优先购买权，集团公司则有责任向股份公司转让其于锦沧文华中的权益。若股份公司决定不行使该权利，集团公司则须向独立第三方出让其于锦沧文华中的权益；

(C) 就上海太平洋而言，集团公司在该合资企业合营期限于 2017 年 3 月届满并收购上海太平洋的 70%资产后，必须立即向股份公司发出书面通知。股份公司接获有关通知后，将可以行使其购买上述全部（除非经集团公司同意，否则不得只购买其中一部分）资产的权利。若股份公司决定不行使该权利，集团公司则须向独立第三方出让该些资产；

(D) 就花园饭店（上海）而言，集团公司在该合作企业经营期限于 2020 年 3 月届满并收购花园饭店（上海）的全部建筑物及设施后，必须立即向股份公司发出书面通知。股份公司接获有关通知后，将可以行使其购买上述全部（除非经集团公司同意，否则不得只购买其中一部分）建筑物及设施的权利。若股份公司决定不行使该权利，集团公司则须向独立第三方出让该些建筑物及设施；

(E) 就晋元大酒店和胶州度假旅馆而言，在集团公司或其附属公司取得该等酒店所占用之土地和房屋的合法有效的土地使用权和房屋所有权权属证书（该等权属应当可以由集团公司或其附属公司依法自主决定转

让、出租或以其他方式处置且该等土地及房屋依法应当可以用于酒店经营用途），必须立即向股份公司发出书面通知。股份公司接获有关通知后，将可以行使其购买或租赁晋元大酒店和胶州度假旅馆的全部（除非经集团公司同意，否则不得只购买或租赁其中一部分）资产的权利。若股份公司决定不行使该权利，集团公司则须向独立第三方出让其于晋元大酒店和胶州度假旅馆中的权益；及

(F) 就新联谊而言，集团公司在新联谊正在开发的项目完工后，必须立即向股份公司发出书面通知。股份公司接获有关通知后，将可以行使其购买集团公司于新联谊中的权益的权利。若股份公司决定不行使该权利，集团公司则须向独立第三方出让其于新联谊中的权益。

(c) 若于上市之日起一年内东锦江和/或锦沧文华各自股东之间的争议无法解决，则集团公司须向独立第三方出让其于东锦江和/或锦沧文华中的权益。

(d) 若于上市之日起一年内集团公司或其附属公司未能取得晋元大酒店和/或胶州度假旅馆所占用土地与建筑物的合法有效的土地使用权和房屋所有权权属证书（该等权属应当可以由集团公司或其附属公司依法自主决定转让、出租或以其他方式处置且该等土地和房屋依法应当可以用于酒店经营用途），则集团公司须向独立第三方出让其于晋元大酒店和/或胶州度假旅馆中的权益，或终止晋元大酒店和/或胶州度假旅馆的酒店相关业务。

(e) 集团公司须尽其合理努力（i）在上市之日起一年内解决东锦江及锦沧文华各自股东之间的争议；（ii）在上市之日起一年内取得晋元大酒店和胶州度假旅馆所占用土地与房屋的合法有效的土地使用权和房屋所有权权属证书（该等权属应当依法可以由集团公司或其附属公司自主决定转让、出租或以其他方式处置且该等土地和房屋应当依法可以用于酒店经营用途），以及（iii）在股份公司要求（及如适用）时取得合营其他方的同意，以向股份公司转让其直接或间接于有关除外酒店业务和新联谊中的权益。

(f) 集团公司应向股份公司提供及尽其合理努力促使股份公司获提供一切必要的信息，以使股份公司可以充分行使其由于集团公司在本非竞争协议中所作之承诺产生的权利。

(g) 只要集团公司于除外酒店业务及新联谊中持有（不包括通过上市集团间接持有）任何直接或间接权益，集团公司及/或其于有关的除外酒店业务及新联谊中之代表应于上市之后每公历季度末与股份公司会晤，并告知股份公司该等除外酒店业务及新联谊之最新信息（包括但不限于经营状况）。股份公司的代表有权在上述会议中获取任何与该等公司相关的信息及材料。集团公司亦应（1）向股份公司的代表提供可能与本非竞争协议有关的集团公司的活动；及（2）若有必要，授予股份公司的审计师可获得集团公司的帐簿及其他会计记录的权利。

(h) 集团公司同意股份公司在其所有年度报告内作出声明确认集团公司及其附属公司（不包括上市集团）遵守本非竞争协议的条款。

第三条 保证

集团公司及股份公司分别向对方保证：

1. 其享有充分、合法的权利、权力和授权签署本协议和履行本协议项下的义务，并已为此取得了所有必需的政府和公司内部批准；

2. 本协议构成其合法、有效并具约束力的义务，且该义务可根据本协议条款予以强制执行；及

3. 没有针对其本身有任何正在发生的或进行中的或威胁要进行的、并对其签署、完成或履行本协议或本协议项下的义务的能力有重大不利影响的争议 (包括诉讼、仲裁或行政程序)。

第四条　　赔偿

集团公司同意向股份公司及/或其附属公司赔偿由于集团公司或其附属公司(上市集团成员除外)违反本协议规定而致使股份公司或其附属公司遭受的一切损失、损害和开支。如集团公司因违反本协议规定而从中受益，集团公司同意将因此所得收益返还股份公司。

第五条　　适用法律及仲裁

本协议应受中国法律管辖，并根据中国法律解释。因本协议签订或履行，或因本协议的违约、终止或失效而产生的，或与之有关的本协议双方间的争议应由双方协商解决。如果争议不能通过协商解决，任何一方可将争议提交中国国际经济贸易仲裁委员会上海分会，按其当时有效的仲裁规则进行仲裁。仲裁员或仲裁庭的裁决是终局的，对本协议双方均有约束力。

第六条　　生效期

本协议自双方签字并加盖公章之日起生效，并于集团公司不再是股份公司的控股股东或股份公司的 H 股不再于联交所主板上市时终止。

第七条 本协议的修订和修改

对本协议的任何修订，应以书面形式作出，并应由本协议双方签署，并须经每一方按照任何有关的法律法规 (包括但不限于上市规则) 采取适当的法人行为批准。修订的部分构成本协议的有效内容。

第八条 公告

未经所有对方事先书面同意，任何一方不得作出，或当其能够控制任何其他人时，不得允许任何人作出与本协议事项或任何附属事项有关的任何公告，但根据法律或中国证券监督管理委员会、联交所、香港证券及期货事务监察委员会或任何其他监管机关的规定而作出公告者除外。

有鉴于此，双方授权代表于本协议第一段所述日期地点签署本协议，以昭信守。

签字页

（本页无正文）

本协议双方特于本协议文首注明的时间和地点签署本协议，以昭信守。



锦江国际（集团）有限公司

法定代表人或授权代表（签字）：

盖章：

上海锦江国际酒店（集团）股份有限公司

法定代表人或授权代表（签字）：

盖章：

Summary of the Deed of Non-Competition

The Deed of Non-Competition dated 20 November 2006 entered into between the Company and Jin Jiang International regarding the non-competition undertaking given by Jin Jiang International in favour of the Company.

Pursuant to the Deed of Non-Competition, Jin Jiang International has undertaken to the Company (for itself and for the benefit of other members of the Group) that during the term of the Deed of Non-Competition, other than the Excluded Hotel Businesses and New Union described above, Jin Jiang International shall not, and shall procure that its subsidiaries (other than the Group) shall not, directly or indirectly, whether on its own or jointly with another person or company, own, invest in, participate in, develop, operate or engage in any business or company which directly or indirectly competes with the hotel operation, hotel investment, hotel management, hotel franchising businesses and other related businesses carried on by the Group in the PRC (the ''Restricted Businesses''), subject to the specific exceptions.

DATED 20 November 2006

锦江国际（集团）有限公司

AND

上海锦江国际酒店（集团）股份有限公司

DEED OF INDEMNITY

Baker & McKenzie
14th Floor Hutchison House
Hong Kong

CONTENTS

THIS DEED is made on the 20th day of November 2006.

BETWEEN:

(1) 锦江国际（集团）有限公司, a state-owned enterprise established in the PRC whose registered address is situated at 23th Floor, No. 100, Yan An East Road, Shanghai, the PRC (the "**Parent**"); and

(2) 上海锦江国际酒店（集团）股份有限公司, a joint stock limited company established in the PRC whose legal address is situated at Rooms 316-318, No. 24, Yang Xin East Road, Shanghai, the PRC (the "**Company**").

WHEREAS:

(A) The Company has applied for the listing of its shares on the Main Board of The Stock Exchange of Hong Kong Limited.

(B) The Parent has agreed to give certain indemnities in the terms of this Deed in favour of the Company.

NOW THIS DEED WITNESSES as follows:

1. DEFINITIONS

1.01 In this Deed, the following expressions have the following meanings:

"**Accounting Date**" means 30 June 2006;

"**Accounts**" means the audited consolidated balance sheet and profit and loss account of the Group made up as at and for the period ended on the Accounting Date;

"**Group**" means the Company and its subsidiaries;

"**Hong Kong**" means the Hong Kong Special Administrative Region of the People's Republic of China;

"**Hong Kong Underwriters**" has the meaning as defined in the Prospectus;

"**Hong Kong Underwriting Agreement**" means the underwriting agreement expected to be entered into among, inter alia, the Company and the Hong Kong Underwriters;

"**International Placing Underwriters**" has the meaning as defined in the Prospectus;

"**International Underwriting Agreement**" means the underwriting agreement expected to be entered into among, inter alia, the Company and the International Placing Underwriters;

"**Jin Jiang Hotels Development**" means Shanghai Jin Jiang International Hotels Development Company Limited, a subsidiary of the Company incorporated as a joint stock limited company in the PRC and whose A and B shares are listed on the Shanghai Stock Exchange;

"**Listing**" means the listing of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited;

"**Listing Rules**" means the Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited;

"**Parties**" means parties to this Deed;

"**PRC**" means the People's Republic of China;

"**Prospectus**" means the prospectus expected to be issued on 30 November 2006 by the Company in Hong Kong in connection with the Listing;

"**Reorganisation**" has the meaning as defined in the Prospectus;

"**subsidiary**" has the meaning ascribed to such term under the Listing Rules;

"**Tax**" means all forms of taxation, estate duties, deductions, withholdings, duties, imposts, levies, fees, charges, social security contributions and rates imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, federal or other body in Hong Kong, the PRC or elsewhere and any interest, additional taxation, penalty, surcharge or fine in connection therewith;

"**Tax Claims**" means any assessment, notice, demand or other document issued or action taken by or on behalf of any person, authority or body whatsoever and of whatever country or jurisdiction, from which it appears that any member of the Group is liable or is sought to be made liable to make any payment of any form of Tax or is deprived of or is sought to be deprived of any relief or allowance or credit or right to repayment of Tax;

"**Unconditional Date**" means the date on which the obligations of the Underwriters under the Underwriting Agreements become unconditional;

"**Underwriters**" means the International Underwriters and the Hong Kong Underwriters;

"**Underwriting Agreements**" means the International Underwriting Agreement and the Hong Kong Underwriting Agreement.

1.02 Clause headings are for convenience only and shall not affect the construction of this Deed.

1.03 References herein to Clauses are to clauses in this Deed unless the context requires otherwise.

1.04 Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing a gender include every gender.

2. COVENANT IN CONNECTION WITH TAX

2.01 In this Clause unless the context otherwise requires:

(a) **"event"** includes (without limitation) any omission, event, action or transaction whether or not any member of the Group is a party thereto, the death of any person, a change in the residence of any person for any Tax purpose, a failure to make sufficient dividend payments to avoid an apportionment or deemed distribution of income and references to the result of events on or before the Unconditional Date shall include the combined result of two or more events one or more of which shall have taken place on or before the Unconditional Date;

(b) **"relief"** includes (without limitation) any relief, allowance, credit, set off, deduction or exemption for any Tax purpose;

(c) reference to income or profits or gains earned, accrued or received shall include income or profits or gains deemed to have been or treated as or regarded as earned, accrued or received for the purposes of any legislation;

(d) reference to any Tax liability shall include not only any liability to make actual payments of or in respect of Tax but shall also include:

(i) the loss or reduction in the amount of, or the setting off against income, profits or gains, or against any Tax liability for which no provision has been made in preparing the Accounts of, any relief which would (were it not for the said loss, reduction or setting off) have been available to the Group and which relief has been taken into account in computing (and so eliminating or reducing) any provision for deferred Tax which appears (or which but for such relief would have appeared) in the Accounts;

(ii) the loss or reduction in the amount of, or the setting off against any Tax liability for which no provision has been made in preparing the Accounts of, a right to repayment of Tax which has been treated as an asset of Group in preparing the Accounts; and

(iii) the loss or reduction in the amount of, or the setting off against income, profits or gains earned, accrued or received on or before the

Unconditional Date, or against any Tax liability of, any relief which is not available before the Unconditional Date but which arises in respect of an event occurring after the Unconditional Date in circumstances where, but for such loss, reduction or setting off, the Group would have had a Tax liability in respect of which the Company would have been able to make a claim under this Clause 2;

and in such a case the amount of Tax which could otherwise be saved or relieved, by the relief so lost, reduced or set off (calculated by reference to the rates of Tax in force at the Unconditional Date) or the amount of repayment which would otherwise have been obtained shall be treated as the amount of a Tax liability which has arisen;

(e) reference to a payment in respect of Tax includes (without limitation) a payment for the surrender of losses or other amounts by way of group relief or for the surrender or transfer of any other relief, a repayment of any such payment and a payment by way of reimbursement, recharge, indemnity or damages.

2.02 Subject as hereinafter provided, the Parent hereby unconditionally and irrevocably covenants with and undertakes to pay to the Company (at its election, for itself and as trustee for each member of the Group) a sum equal to the amount of:

(a) any Tax liability of the Group resulting from or by reference to any income, profits or gains earned, accrued or received on or before the Unconditional Date or any event on or before the Unconditional Date whether alone or in conjunction with other circumstances and whether or not such Tax is chargeable against or attributable to any other person; and

(b) any Tax liability of the Group which is regarded as such pursuant to the provisions of Clause 2.01(d); and

(c) any Tax liability of the Group that arises after the Unconditional Date as a result of an act, omission or transaction by a person other than the Group or the Company and which liability to Tax falls upon the relevant member of the Group as a result of its having been in the same group for Tax purposes as that person at any time before the Unconditional Date; and

(d) all costs and expenses which are incurred by the Company or any other member of the Group in connection with any of the matters referred to in this Clause 2 or in taking or defending any action under the covenants contained in this Clause 2 (including, without prejudice to the generality of the foregoing, all legal and other professional fees and disbursements).

2.03 The covenants contained in Clause 2.02 do not apply to any liability:

(a) to the extent that provision or reserve in respect thereof has been made in the Accounts or to the extent that payment or discharge of such liability has been taken into account therein; and

(b) in respect of which provision or reserve has been made in the Accounts which is insufficient only by reason of any increase in rates of Tax made after the Unconditional Date with retrospective effect.

2.04 If the Company shall become aware of any assessment, notice, demand or other document issued or action taken by or on behalf of any person, authority or body from which it appears that the Group have or may have a liability in respect of which a claim could be made under this Clause, it shall give written notice thereof to the Parent and shall (if the Parent shall indemnify and secure the Company and the relevant member of the Group as applicable to the Company's reasonable satisfaction against any liabilities, costs, damages or expenses which may be incurred thereby) take such action and procure that the Group shall take such action as the Parent may reasonably request to dispute, resist or compromise the liability; provided that neither any member of the Group nor the Company shall be required to take any such action unless the Parent shall have produced to them the opinion of leading Counsel practising in the relevant area of law that such action is reasonable and provided also that neither any member of the Group nor the Company shall in any event be required to take any steps which would require any admission of guilt or liability relating to matters connected with the claim in question or which would affect the future conduct of the business of the Company or any other member of the Group or affect the rights or reputations of any of them.

2.05 The liability of the Parent under this Clause shall cease after the date falling on the seventh anniversary of the Unconditional Date except in respect of matters which have been the subject of a bona fide written claim made within the said period by the Company to the Parent unless the claim in question has arisen by reason of fraud, wilful concealment or dishonesty on the part of the Parent or, prior to the Unconditional Date, any member of the Group or any of its officers or deliberate non disclosure on the part of the Parent, or, prior to the Unconditional Date, by any officer or representative of any member of the Group in which event there shall be no contractual limit on the time period within which such claim may be brought.

2.06 The due date for the making of payments under this Clause 2 shall be:

(a) where the payment relates to a liability of the Group to make an actual payment of or in respect of Tax, the date which is seven days before the date on which such actual payment is due to be made to the relevant authority;

(b) where the payment relates to a matter falling within Clause 2.01(d)(i) or 2.01(d)(iii), the date falling seven days after the Parent has been notified by the Company that the auditors for the time being of the relevant member of the Group have certified at the request of the Parent or the relevant member of the Group that the Parent has a liability for a determinable amount under Clause 2.02; and

(c) where the payment relates to a matter falling within Clause 2.01(d)(ii) the date on which the repayment of Tax would otherwise have been due to be made; and

(d) in the case of costs and expenses within Clause 2.02(d) the date on which such costs and expenses are incurred.

2.07 If any payment due to be made by the Parent under this Clause is not made on the due date for payment thereof, the same shall carry overdue interest from such due date of payment until actual payment at the best lending rate from time to time of The Hongkong and Shanghai Banking Corporation Limited of Hong Kong, compounded on the last days of March, June, September and December in each year.

2.08 If any sum payable by the Parent under this Clause 2 shall be subject to Tax (whether by way of deduction or withholding or direct assessment of the person entitled thereto) such payment shall be increased by such an amount as shall ensure that after deduction, withholding or payment of such Tax the recipient shall have received a net amount equal to the payment otherwise required hereby to be made.

2.09 The Parent shall give all such assistance and provide such information as the Company shall reasonably request from time to time for the purpose of enabling the Company or any member of the Group to make returns and provide information as required to any Tax authority and to negotiate any liability to Tax.

3. INDEMNITY

3.01 The Parent hereby unconditionally and irrevocably covenants with and undertakes to indemnify and keep indemnified the Company (for itself and as trustee for each member of the Group) at all times against any loss (including loss of profits during any period of disruption to its business operations) or liability suffered by the Company and/or any other member of the Group including, but not limited to (i) any payment made or required to be made by the Company or any other member of the Group and (ii) any costs (including all reasonable legal costs) and expenses (including relocation expenses) incurred by any member of the Group as a result of or in connection with (1) any penalty, claim, damages, fine, charges, reprimand, public censure or loss arising from or in connection with any actions, claims, demands, investigations, proceedings or judgments that may be brought or threatened to be brought against any member of the Group (whether successful, compromised or settled) (the "**Claims**"); or (2) disputing, defending or settling any such Claims or enforcing any settlement of or judgment in respect of any such Claims; or (3) other liabilities falling on any member of the Group, resulting from or by reference to:

(a) the Reorganisation;

(b) any breach or alleged breach by any member of the Group of any provisions in any undertaking letter issued by the Company in favor of Jin Jiang Hotels Development as required under relevant PRC laws and regulations; and

(c) any member of the Group being evicted from the land or building it has leased from a third party, details of which have been referred to in the Prospectus, as a result of (i) any defect in the relevant landlord's legal title to such land or building; or (ii) the relevant landlord not having the right to lease such land or building.

3.02 If any member of the Group is evicted from any land or building leased by it under the circumstances contemplated under Clause 3.01 (c) above, the Company shall forthwith provide written notice to the Parent regarding such eviction and shall within three (3) months after such eviction, provide a further written notice to the Parent confirming whether such member of the Group shall cease its business or relocate its business originally carried on at such land or building to a new location.

3.03 If any member of the Group is evicted from any land or building leased by it under the circumstances contemplated under Clause 3.01(c) above, the loss and costs which the Parent shall indemnify the Company against under Clause 3.01 shall include, without limitation, the following:

(a) all construction, and interior and exterior decoration costs and expenses incurred by the relevant member of the Group in connection with the hotel located on the relevant land or in the relevant building, prior to the date of eviction;

(b) loss of profits incurred by the relevant member of the Group during the period from the date of eviction to the date of re-commencement of business at a new location. Profits of the relevant member of the Group shall be calculated on a daily basis by dividing the most recently audited annual net profits of such member of the Group attributable to the relevant hotel by 365 days; and

(c) all relocation costs and expenses incurred by the relevant member of the Group as a result of relocating its business operations to a new land or building.

4. CONDITIONS PRECEDENT

The provisions of this Deed are conditional upon (i) the Listing Committee of the Main Board of The Stock Exchange of Hong Kong Limited granting listing of, and permission to deal in, the shares of the Company in issue and to be issued as mentioned in the Prospectus and (ii) the obligations of the Underwriters under the Underwriting Agreements becoming unconditional and not having been terminated in accordance with their terms or otherwise.

5. PAYMENT

All payments to be made by the Parent to the Company under this Deed shall, at the option of the Company, be settled in Renminbi, the lawful currency of the PRC or Hong Kong Dollars, the lawful currency of Hong Kong.

6. NOTICES

Each notice, demand or other communication given or made under this Deed shall be in writing and delivered or sent to the relevant Party at its address set out in the beginning of this Deed (or such other address as the addressee has by five (5) business days' prior written notice specified to the other Party).

7. GOVERNING LAW AND JURISDICTION

7.01 This Deed shall be governed by and construed in accordance with the laws of Hong Kong and the Parties hereby irrevocably submit to the non-exclusive jurisdiction of the Hong Kong courts.

7.02 The Parent hereby appoints Ms. Chen Junjin of Room 3203, 32/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason, the agent named above no longer serves as an agent of the Parent for this purpose, the Parent shall promptly appoint a successor agent and notify the Company. The Parent agrees that any such legal process shall be sufficiently served on it if delivered to its agent for service at the agent's address for the time being in Hong Kong whether or not such agent gives notice thereof to the Parent.

IN WITNESS WHEREOF this Deed has been executed on the day and year first above written.



SIGNED by 俞敏亮)
as a Deed and)
SEALED and **DELIVERED**)
as a Deed by)
锦江国际（集团）有限公司)
in the presence of: 康鸣)



SIGNED by 陈文君)
as a Deed and)
SEALED and **DELIVERED**)
as a Deed by)
上海锦江国际酒店（集团）股份有限公司)
in the presence of:)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

Summary of the Deed of Indemnity

The Deed of Indemnity dated 20 November 2006 entered into between the Company and Jin Jiang International regarding the provision of certain indemnities by Jin Jiang International in favour of the Company.

Jin Jiang International and the Company have entered into the Deed of Indemnity according to which Jin Jiang International will fully indemnify the Company against:

1. any tax liability of the Group resulting from or by reference to any income, profits or gains earned, accrued or received on or before the date on which the obligations of the Underwriters under the Underwriting Agreements become unconditional; and

2. any loss or liability suffered by any member of the Group, resulting from or by reference to:

(a) the Reorganisation;

(b) any breach or alleged breach by any member of the Group of any provisions in any undertaking letter issued by the Company in favor of Jin Jiang Hotels Development as required under relevant PRC laws and regulations; and

(c) any member of the Group being evicted from the land or building it has leased from a third party, details of which have been referred to in this prospectus, as a result of (i) any defect in the relevant landlord's legal title to such land or building; or (ii) the relevant landlord not having the right to lease such land or building.

23 November 2006

RECEIVED
2007 FEB -8 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED

WILL RICH INVESTMENTS LIMITED

BANK OF CHINA GROUP INVESTMENT LIMITED

BNP PARIBAS PEREGRINE CAPITAL LIMITED

UBS AG

PLACING AGREEMENT

CONTENTS

CLAUSE **PAGE**

THIS AGREEMENT is made on 23 November 2006

AMONG:

(1) **SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED**, a joint stock company incorporated in the PRC with limited liability, whose legal address is at Rooms 316-318, No. 24 Yang Xin Dong Road, Shanghai, the PRC and whose principal place of business in Hong Kong is at Room 3203, 32nd Floor, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong (the ***Company***);

(2) **WILL RICH INVESTMENTS LIMITED**, a company incorporated in the British Virgin Islands whose registered office is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, the British Virgin Islands. (the ***Investor***);

(3) **BANK OF CHINA GROUP INVESTMENT LIMITED**, a company incorporated in Hong Kong whose registered office is at 23/F, Bank of China Tower, 1 Garden Road, Hong Kong (the ***Warrantor***);

(4) **BNP PARIBAS PEREGRINE CAPITAL LIMITED**, a company whose principal place of business is at 59th – 63rd Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong (***BNPPP***); and

(5) **UBS AG,** whose principal place of business in Hong Kong is at 52nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong (***UBS***, and together with BNPPP, the ***Joint Global Coordinators*** and each a ***Joint Global Coordinator***).

WHEREAS:

(A) The Company proposes to obtain a listing for its H Shares on The Stock Exchange of Hong Kong Limited by way of a global offering (the ***Global Offering***) comprising (i) an offer for subscription of its H Shares by the public in Hong Kong (the ***Hong Kong Public Offering***) and (ii) a conditional placing with qualified institutional buyers (as defined in Rule 144A under the Securities Act) in the United States and professional investors, institutional investors and other investors outside the United States pursuant to Regulation S, including professional investors in Hong Kong (the ***International Placing***).

(B) BNPPP is the sponsor to the Global Offering and it together with UBS are acting as the joint global coordinators to the Global Offering.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, the following expressions shall have the following meanings:

associate shall, unless the context otherwise requires, have the meaning ascribed to such term in the Listing Rules and ***associates*** shall be construed accordingly;

Brokerage means brokerage of 1% of the Offer Price;

business day means any day (other than Saturday and Sunday) on which banks in Hong Kong are generally open for normal banking business;

Companies Ordinance means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

Competitor means any person, company or entity whose core business is a Hotel Business and which competes with any of the Hotel Businesses carried on by the Company or any of its subsidiaries in the PRC;

Control means the possession, directly or indirectly, of power to direct or cause the direction of the financial and/or business policies (whether through ownership of securities or other ownership interests, by contract or otherwise) of an entity, including a partnership; and ***Controlled*** shall be construed accordingly;

dispose of means, in respect of any H Shares, offering, pledging, charging, selling, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of H Shares or such other securities, cash or otherwise; and ***disposal*** shall be construed accordingly;

H Shares means the foreign invested ordinary shares in the share capital of the Company having a nominal value of RMB1.00 each, which are to be subscribed for and traded in Hong Kong dollars and proposed to be listed on the Stock Exchange;

HK$ or ***Hong Kong dollar*** means the lawful currency of Hong Kong;

Hong Kong means the Hong Kong Special Administrative Region of the PRC;

Hotel Businesses means hotel operation, hotel investment, hotel management, hotel franchising businesses and other related businesses;

International Placing Memorandum means the offering memorandum to be issued by the Company to the prospective investors under the International Placing, including the Investor;

Investor Shares means the number of H Shares to be purchased by the Investor pursuant to this Agreement and as calculated in accordance with schedule 1;

Investor Subsidiary means a wholly owned (whether direct or indirect) subsidiary of the Investor;

Levies means SFC transaction levy of 0.005% (which, with effect from 1 December 2006 , will be reduced to 0.004%) and Stock Exchange trading fee of 0.005%, in each case, of the Offer Price; ***Listing Date*** means the date on which the H Shares are first listed on the Stock Exchange;

Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

Offer Price means the final Hong Kong dollar price per H Share (exclusive of Brokerage and Levies) at which the H Shares are to be issued pursuant to the Global Offering;

Over-allotment Option has the meaning ascribed to it in the International Placing Memorandum;

PRC means the People's Republic of China excluding, for the purposes of this Agreement only, Hong Kong, the Macau Special Administrative Region and the territory of Taiwan;

Public Documents means the International Placing Memorandum, the prospectus and application forms to be issued in Hong Kong by the Company for the Hong Kong Public Offering and such other announcements which may be issued by the Company in connection with the Global Offering;

Regulation S means Regulation S under the Securities Act;

Relevant Shares means the Investor Shares and any shares or other securities of the Company which are derived therefrom pursuant to any rights issue, capitalisation issue or other form of capital reorganisation;

Securities Act means the United States Securities Act of 1933, as amended;

Securities and Futures Ordinance means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

SFC means The Securities and Futures Commission of Hong Kong;

Stock Exchange means The Stock Exchange of Hong Kong Limited;

US$ or ***United States dollar*** means the lawful currency of the United States of America; and

U.S. and ***United States*** means the United States of America.

1.2 In this Agreement:

(a) references to ***clauses*** and ***schedules*** are to clauses of and schedules to this Agreement;

(b) words in the singular include the plural, and vice versa; words importing any gender include all genders; and a reference to a person includes a reference to a body corporate and to an unincorporated body of persons;

(c) headings are for convenience only and shall not affect the construction of the Agreement;

(d) the schedules form an integral part of the Agreement and any reference to this Agreement shall include the schedules;

(e) the term ***subsidiary*** has the meaning ascribed to it in section 2 of the Companies Ordinance.

2. INVESTMENT

2.1 Subject to the conditions referred to in clause 3 below being fulfilled and other terms and conditions of this Agreement:

(a) the Investor will acquire, and the Company will cause to be delivered to the Investor, the Investor Shares at the Offer Price under and as part of the International Placing through the Joint Global Coordinators in their capacity as underwriters of the International Placing; and

(b) the Investor will in addition to the aggregate amount of the Offer Price for the number of Investor Shares, pay the Brokerage and the Levies in respect of the Investor Shares.

2.2 The Company will procure that the Investor Shares will, when issued and delivered, be fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and interests and shall rank *pari passu* with the H Shares that are part of the Global Offering and to be listed on the Stock Exchange.

3. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

3.1 The Investor's obligation to acquire the Investor Shares in clause 2.1 is conditional upon:

(a) the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Placing being entered into by and among the Company and certain underwriters, including the Joint Global Coordinators and having become unconditional (in accordance with their respective original terms or as subsequently varied by agreement of the parties thereto);

(b) none of the aforesaid underwriting agreements having been terminated by the date and time for that purpose as specified in such underwriting agreements; and

(c) the Listing Committee of the Stock Exchange having granted the listing of, and permission to deal in, the H Shares.

3.2 If the condition contained in clause 3.1 have not been fulfilled on or before 31 March 2007 (or such other date as may be agreed among the Company, the Investor and the Joint Global Coordinators), the obligation of the Investor to purchase the Investor Shares shall cease and any amount paid by the Investor hereunder will be repaid to the Investor not later than two (2) business days following 31 March 2007 without interest and this Agreement will terminate and be of no effect provided that termination of this Agreement pursuant to this clause 3.2 shall be without prejudice to the accrued rights or liabilities of any party to the other parties in respect of the terms herein at or before such termination.

4. CLOSING

4.1 Subject to clause 3, the Investor will acquire the Investor Shares pursuant to, and as part of, the International Placing and through the Joint Global Coordinators in their capacities as international underwriters of the relevant portion of the International Placing. Each Joint Global Coordinator confirms that the number of Investor Shares acquired by the Investor under this Agreement will not, however, be subject to re-allocation to the Hong Kong Public Offering even if there should arise any over-subscription under the Hong Kong Public Offering.

4.2 The total consideration for the Investor Shares, being the number of the Investor Shares times the Offer Price plus Brokerage and the Levies (together, the ***Settlement Moneys***), shall become payable by the Investor to the Joint Global Coordinators at 10:00 a.m. (i) on the Listing Date; or (ii) at the Joint Global Coordinators' option, on such other date (the ***Closing Date***) expected to be no later than 30 days from the Listing Date. In either case, the Listing Date or the Closing Date shall be notified in writing by the Joint Global Coordinators to the Investor no less than two business days prior to each respective date.

For this purpose, the Investor can effect settlement with the Joint Global Coordinators through BNPPP's affiliate BNP Paribas Peregrine Securities Limited (***BNPPPSL***) through the Central Clearing and Settlement System (***CCASS***) established by the Hong Kong Securities Clearing Company Limited (***HKSCC***) on a real delivery versus payment basis on the Listing Date or the Closing Date (as the case may be). BNPPPSL's CCASS account details are as follows:

Participant account name:	BNP Paribas Peregrine Securities Limited
Participant account number:	B01299
Contact persons:	Mr. Billy Wu / Ms. Sherene Poon
Contact telephone number:	(852) 3197 3254 / 3197 3261
Contact facsimile number:	(852) 2845 9503

Alternatively, the Investor may effect settlement with the Joint Global Coordinators through BNPPPSL through physical delivery, in which event, BNPPPSL will deliver to the Investor, the Investor Shares in the physical form of share certificates in the name of the Investor (the number and denomination of which certificates will be in accordance with the Investor's prior written instructions to be received by BNPPPSL by the second business day after the date on which the Investor is informed in writing of the exact Offer Price and the number of the Investor Shares calculated in accordance with schedule 1) by making the same available at BNPPPSL's office for the Investor's collection against payment by 10:00 a.m. on the Listing Date or the Closing Date (as the case may be) of the Settlement Moneys by way of cashier order drawn in BNPPPSL's favour on a licensed bank in Hong Kong or by wire transfer in Hong Kong dollars to BNPPPSL's bank account in Hong Kong with the intent and effect that BNPPPSL shall receive for value by 10:00 a.m. on the Listing Date or the Closing Date (as the case may be).

4.3 If full payment of the Settlement Moneys is not received by BNPPPSL by 10:00 a.m. on the Listing Date or the Closing Date (as the case may be), BNPPPSL shall have the right (but not the obligation) and the Investor hereby unconditionally and irrevocably authorizes BNPPPSL to pay on its behalf the whole of the Settlement Moneys, take delivery of the Investor Shares and at the Joint Global Coordinators' absolute discretion at any time sell the Investor Shares to repay all or part of the Settlement Moneys owed by the Investor. BNPPPSL will charge the Investor for any deficit including all reasonable expenses properly incurred. In addition, the Investor will pay to BNPPPSL, on demand, interest on the Settlement Moneys or any outstanding portion thereof or any sums outstanding after the Investor Shares have been sold pursuant to the foregoing, for every 24 hours, or part thereof, from the Listing Date or the Closing Date (as the case may be) to such time as the Settlement Moneys are paid by the Investor in full at a rate of two per cent. per annum above the prime lending rate for Hong Kong dollars as quoted from time to time by The Hongkong & Shanghai Banking Corporation Limited, calculated on a daily accrued basis.

In the event that the Investor elects to effect settlement with BNPPPSL through CCASS as referred to in clause 4.2, unless otherwise informed by the Investor, BNPPPSL has the Investor's irrevocable authority to effect registration of the Investor Shares in the name of HKSCC Nominees Limited for credit into the Investor's designated CCASS participant stock account as indicated by the Investor on the registration form, which will be sent to the Investor no later than two business days prior to the Listing Date. If the Investor fails to return the form or fails to include all necessary details of its designated CCASS participant stock account therein, the Investor Shares will be credited to BNPPPSL's CCASS participant stock account as the Investor's nominee.

4.4 Delivery of and payment for the Investor Shares may also be made in any other manner which the Joint Global Coordinators, BNPPPSL and the Investor may agree in writing.

5. RESTRICTIONS ON THE INVESTOR

5.1 The Investor agrees and the Warrantor shall procure, that without the prior written consent of the Company and the Joint Global Coordinators, the Investor shall not, whether directly or indirectly, at any time during the period of six months following the Listing Date dispose of any of the Relevant Shares or any interest in any company or entity holding any of the Relevant Shares.

5.2 The Company and the Joint Global Coordinators acknowledge that, after the relevant period specified in clause 5.1, the Investor shall be free to dispose of any Relevant Shares, provided that (a) the Investor shall notify the Company prior to initiating each such disposal and shall use reasonable endeavours to ensure that such disposal does not create a disorderly or false market in the H Shares; and (b) in the event that any Relevant Shares are disposed of by the Investor other than on the Stock Exchange, the Investor shall not, without the prior written consent of the Company, whether directly or indirectly, dispose of any of the Relevant Shares or any interest in any company or entity holding any of the Relevant Shares to a Competitor.

5.3 The Warrantor agrees that during the period of six months following the Listing Date, the Investor shall be 100% owned, directly or indirectly, by the Warrantor.

5.4 The Company and the Joint Global Coordinators acknowledge that, after the relevant period specified in clause 5.3, the Warrantor shall be free to take any action which results in the Investor ceasing to be 100% owned, directly or indirectly, by the Warrantor, provided that (a) the Warrantor shall notify the Company prior to taking any such action; and (b) the Warrantor shall not, without the prior written consent of the Company, whether directly or indirectly, take any such action which results in the Investor becoming (i) 100% owned; or (ii) Controlled (either solely or jointly with another party or other parties), directly or indirectly, by a Competitor.

5.5 Nothing contained in clause 5.1 shall prevent the Investor (or, as the case may be, an Investor Subsidiary) from transferring all or part of the Relevant Shares to any Investor Subsidiary (or, as the case may be, to the Investor where the transferor is an Investor Subsidiary), provided that (in the case of a transfer to an Investor Subsidiary) such Investor Subsidiary undertakes to, and the Investor undertakes to procure that such Investor Subsidiary will, abide by the terms and restrictions in this clause 5 imposed on the Investor for the remainder of the relevant period specified in clause 5.1, as if such Investor Subsidiary were itself subject to such terms and restrictions.

5.6 If at any time prior to expiration of the restrictions on transfer contained in clause 5.1, such Investor Subsidiary ceases to be an Investor Subsidiary, it shall, and the Investor undertakes to procure that it shall, transfer the Relevant Shares to the Investor or another Investor Subsidiary which undertakes to abide by the terms and restrictions in this clause 5 imposed on the Investor for the remainder of the relevant period specified in clause 5.1, as if such Investor Subsidiary were itself subject to such terms and restrictions.

5.7 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor, its subsidiaries and their

respective associates in the total issued share capital of the Company shall be less than 10% of the Company's entire issued share capital at any time.

5.8 The Investor shall not and shall procure that none of its subsidiaries and/or associates shall apply for further H Shares in the Global Offering (other than the Investor Shares), except where the Investor, or any such subsidiary or associate is acting as a nominee for its customers.

6. ACKNOWLEDGEMENTS, UNDERTAKINGS AND WARRANTIES

6.1 Each of the Warrantor and the Investor acknowledges, agrees and confirms that:

(a) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor in the event the Global Offering does not proceed or is not completed for any reason;

(b) this Agreement and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in the Public Documents and other marketing materials for the Global Offering and, specifically, this Agreement will be a material contract required to be filed with regulatory authorities and/or made available for public inspection in connection with the Global Offering ;

(c) the Offer Price is to be determined by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters) following, and on the basis of, an international "roadshow" and "bookbuilding";

(d) the Investor Shares will be acquired by the Investor through the Joint Global Coordinators in their capacities as underwriters of the International Placing;

(e) the Investor Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, resold, pledged or otherwise transferred in the United States or to or for the account or benefit of U.S. Persons (as defined in Regulation S) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(f) the Investor Shares will constitute "restricted securities" within the meaning of Rule 144 under the Securities Act;

(g) transfers of the Investor Shares may only be made pursuant to an exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S) in accordance with Regulation S or pursuant to an effective registration statement under the Securities Act;

(h) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not, and will use its reasonable efforts to ensure that its affiliates, directors, officers, employees, advisers and representatives do not purchase, sell or otherwise trade, directly or indirectly, in the shares of the Company or their respective affiliates or associates in a manner that could result in any violation of the securities laws of the United States, Hong Kong, the United Kingdom, Japan, the PRC or any other applicable jurisdiction relevant to such dealing;

(i) the information contained in this Agreement and the draft prospectus(es) provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(j) notwithstanding that any information concerning the Company may have been furnished to the Investor by or on behalf of the Company on or before the date hereof, each of the Company, the Joint Global Coordinators and their respective advisors and affiliates makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the final International Placing Memorandum and none of the Company, the Joint Global Coordinators and their respective advisers or their affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(k) the Investor has obtained its own independent advice (legal and otherwise) to the extent it considers necessary or appropriate; and

(l) at or around the time of entering into this Agreement or at any time hereafter but before the closing of the International Placing, the Company has entered into, or may enter into, agreements similar to this Agreement with one or more other investors as part of the International Placing.

6.2 The Warrantor and the Investor jointly and severally represent, warrant and undertake that:

(a) each of the Warrantor and the Investor has been duly incorporated or established respectively and is validly existing under the laws of Hong Kong and the British Virgin Islands, respectively;

(b) each of them has full power, authority and capacity, and has taken all actions required to enter into and perform its respective obligations under this Agreement;

(c) the entering into of this Agreement by each of them and the purchase of the Investor Shares by the Investor shall not result in any breach by any one of them of any agreement, undertaking (including, without limitation, any non-competition undertaking) or commitment binding on any one of them , and shall not contravene or result in a contravention of the laws of any jurisdiction to which any one of them is subject in respect of the transactions contemplated

under this Agreement or which may otherwise be applicable to any one of them in connection with the Investor's subscription for the Investor Shares;

(d) the Investor and/or the Warrantor has such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment in the Investor Shares;

(e) the Investor is not a U.S. Person (as defined in Regulation S) nor is it located in the United States and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S;

(f) the Investor is not a "connected person" (as defined in the Listing Rules) and its purchase of the Investor Shares shall not constitute a "connected transaction" (as defined in the Listing Rules) or result in the Investor becoming a connected person (as defined in the Listing Rules); and

(g) the Investor is 100% owned, directly or indirectly, by the Warrantor.

6.3 The Warrantor and the Investor jointly and severally warrant that all the information set out in schedule 2 is true and accurate and is not misleading. Without prejudice to the provisions of clause 6.1(b), the Warrantor and the Investor consent to the mention and inclusion in the Public Documents of their names and all or part of the information set out in schedule 2 may be included in the Public Documents and other marketing materials for the International Placing. The Warrantor and the Investor undertake to promptly provide such further information and/or supporting documentation (to the extent such documentation is readily available) relating to them, their ownership and/or otherwise relating to the matters referred to in schedule 2 which may reasonably be required by the Company to ensure its compliance with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Stock Exchange and the SFC.

6.4 The Company represents, warrants and undertakes that:

(a) it has been duly incorporated and is validly existing under PRC law;

(b) it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement;

(c) this Agreement has been duly authorized, executed and delivered by the Company and constitutes valid, legal and binding obligations of the Company;

(d) the Investor Shares will, when issued and delivered, be fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and interests and shall rank *pari passu* with the H Shares that are part of the Global Offering and to be listed on the Stock Exchange;

(e) the entering into of this Agreement by the Company and the issuance of the Investor Shares to the Investor by the Company shall not result in any breach by

the Company of any agreement, undertaking (including, without limitation, any non-competition undertaking) or commitment binding on it;

(f) the final International Placing Memorandum will contain all relevant information about the Company and its subsidiaries which is material to an investor in H Shares for purposes of forming an informed opinion of the assets and liabilities, business, financial position, profits, losses and prospects of the Company and its subsidiaries, taken as a whole, and the rights attaching to the H Shares;

(g) all information to be contained in the final International Placing Memorandum will be true and accurate in all material respects and not misleading in any material respects and there will be no facts the omission of which would make any such information misleading in any material respect; and

(h) the execution and delivery of this Agreement by the Company shall not violate any provision of the articles of association of the Company then in effect.

6.5 The Company acknowledges, confirms and agrees that the Investor will be relying on information contained in the final International Placing Memorandum and that the Investor shall have the same rights in respect of the final International Placing Memorandum as other investors purchasing H Shares in the International Placing.

6.6 The Company agrees that it shall provide to the Investor each draft of and the final version of the International Placing Memorandum.

7. ANNOUNCEMENTS AND CONFIDENTIALITY

7.1 None of the parties hereto shall, without the prior written consent of the other parties hereto, (i) disclose any information concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor; or (ii) make any public announcement in relation to this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor. Notwithstanding the foregoing, any party may make any such disclosure or announcement:

(a) to the Stock Exchange;

(b) to its legal and financial advisors and employees on a need-to-know basis; and

(c) as may be required by any law, regulatory authority or stock exchange rules (including submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and the Listing Rules) or order of the court or for the purpose of initiating or defending any legal proceedings arising out of or in connection with the transactions contemplated in this Agreement.

8. NOTICES

8.1 All notices delivered hereunder shall be in writing in the English language and shall be communicated to the following addresses:

If to the Company, to:

24th Floor, Union Building, 100 Yan An Road East, Shanghai, the PRC

Facsimile: 8621- 6321 7836

Attention: Company Secretary

If to the Investor, to:

23/F, Bank of China Tower, 1 Garden Road, Hong Kong

Facsimile: 852-2810 9736

Attention: Ms. Donna Pang

If to the Warrantor, to:

23/F, Bank of China Tower, 1 Garden Road, Hong Kong

Facsimile: 852-2810 9736

Attention: Ms. Donna Pang

If to BNPPP, to:

59th – 63rd Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

Facsimile: 852-2845 3664

Attention: Ms. Esther Wong / Mr. Christopher Wong

If to UBS AG, to:

52nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

Facsimile: 852-2971 7173

Attention: Will Li

8.2 Any such notice shall be delivered by hand or sent by facsimile or by pre-paid post. Any notice shall be deemed to have been delivered, if delivered by hand, when delivered and if sent by facsimile, on receipt of confirmation of transmission and if sent by pre-paid post, (in the absence of evidence of earlier receipt) 48 hours after it was posted (or six days if sent by air mail). Any notice received on a day which is not a business day shall be deemed to be received on the next following business day.

9. GENERAL

9.1 Each of the parties confirms and represents that this Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligations and that, except for such consents, approvals and authorizations as may be required by the Company to implement the Global Offering, no corporate, shareholder or other consents, approvals or authorisations are required by such party for the performance of its obligations under this Agreement and each of the parties further confirms that it can perform its obligations described hereunder.

9.2 Save for manifest error, calculations and determinations made in good faith by the Joint Global Coordinators shall be conclusive with respect to the number of Investor Shares and the Offer Price for the purpose of this Agreement.

9.3 The Investor and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties which are or may reasonably be required for the purposes of or in connection with this Agreement.

9.4 No alteration to, or variation of, this Agreement shall be effective unless it is in writing and signed by or on behalf of all the parties hereto.

9.5 This Agreement will be executed in the English language only.

9.6 Each party shall bear its own legal and professional fees, costs and expenses incurred in connection with this Agreement, save that stamp duty arising in respect of any of the transactions contemplated in this Agreement shall be borne by the relevant transferor/ seller and the relevant transferee/ buyer in equal shares.

9.7 Time shall be of the essence of this Agreement.

9.8 All provisions of this Agreement shall so far as they are capable of being performed or observed continue in full force and effect notwithstanding completion of the acquisition of the Investor Shares by the Investor in accordance with clause 4 of this Agreement except in respect of those matters then already performed.

9.9 This Agreement constitutes the entire agreement and understanding between the parties in connection with the investment in the Company by the Investor. This Agreement supersedes all prior communications, understandings and agreements relating to the subject matter hereof, whether written or oral.

9.10 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

10. GOVERNING LAW AND JURISDICTION

10.1 This Agreement shall be governed by, and interpreted in accordance with, the laws of Hong Kong.

10.2 Each party submits to the non-exclusive jurisdiction of the Hong Kong courts.

11. PROCESS AGENT

11.1 The Investor irrevocably appoints Bank of China Group Investment Limited at 23/F, Bank of China Tower, 1 Garden Road, Hong Kong, to receive, for it and on its behalf, service of process in proceedings in Hong Kong. Such service shall be deemed completed on delivery to the process agent (whether or not it is forwarded to and received by the Investor). If for any reason the process agent ceases to be able to act as such or no longer has an address in Hong Kong, the Investor irrevocably agrees to appoint a substitute process agent acceptable to the Company and the Joint Global Coordinators, and to deliver to the Company and each of the Joint Global Coordinators a copy of the new process agent's acceptance of that appointment, within 30 days thereof.

12. COUNTERPARTS

12.1 This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

SCHEDULE 1

INVESTOR SHARES

The number of Investor Shares shall be equal to (1) the Hong Kong dollar equivalent of United States dollars Twenty Million (US$20,000,000) divided by (2) the Offer Price, rounded down to the nearest whole board lot not exceeding 2,000 H Shares.

The Hong Kong dollar equivalent of United States dollars Twenty Million (US$20,000,000) shall be calculated using the Hong Kong dollar to United States dollar exchange rate as stated in the final International Placing Memorandum.

SCHEDULE 2

PARTICULARS OF INVESTOR

Place of incorporation: the British Virgin Islands

Certificate of Incorporation number: 686809

Principal activities: Investment holding

Ultimate controlling shareholder: Central SAFE Investments Limited

Description of the Investor for insertion in prospectus:

Will Rich Investments Limited is a private company incorporated in the British Virgin Islands and is wholly beneficially owned by Bank of China Group Investment Limited ("BOCGI"). BOCGI is a wholly owned subsidiary of Bank of China Limited. BOCGI has invested in a great number of large infrastructures and other major projects in Hong Kong and Macau areas, mainland China and overseas, covering such sectors as real estate, industry, energy, transportation, media, hotels and finance.

IN WITNESS whereof each of the parties has executed this Agreement by its duly authorized signatory on the date set out at the beginning.

Signed by 陈文君)
for and on behalf of)
SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED)
in the presence of: 张羽翀)

Signed by)
for and on behalf of)
WILL RICH INVESTMENTS LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
BANK OF CHINA GROUP INVESTMENT LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
BNP PARIBAS PEREGRINE CAPITAL LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
UBS AG)
in the presence of:)

IN WITNESS whereof each of the parties has executed this Agreement by its duly authorized signatory on the date set out at the beginning.

Signed by)
for and on behalf of)
SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED)
in the presence of:)

Signed by 孙宏斐)
for and on behalf of)
WILL RICH INVESTMENTS LIMITED)
in the presence of: 温瑞瑞)

For and on behalf of
WILL RICH INVESTMENTS LIMITED
偉裕投資有限公司

Authorised Signature(s)

Signed by 夏建中)
for and on behalf of)
BANK OF CHINA GROUP INVESTMENT LIMITED)
in the presence of: 温瑞瑞)

For and on behalf of
中銀集團投資有限公司
BANK OF CHINA GROUP INVESTMENT LIMITED

Authorized Signature(s)

Signed by)
for and on behalf of)
BNP PARIBAS PEREGRINE CAPITAL LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
UBS AG)
in the presence of:)

IN WITNESS whereof each of the parties has executed this Agreement by its duly authorized signatory on the date set out at the beginning.

Signed by)
for and on behalf of)
SHANGHAI JIN JIANG INTERNATIONAL)
HOTELS (GROUP) COMPANY LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
WILL RICH INVESTMENTS LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
BANK OF CHINA GROUP)
INVESTMENT LIMITED)
in the presence of:)

Signed by WONG KA WEI ESTHER)
for and on behalf of)
BNP PARIBAS PEREGRINE)
CAPITAL LIMITED)
in the presence of:)
DIANE LUK PIK SHAN

Signed by)
for and on behalf of)
UBS AG)
in the presence of:)

IN WITNESS whereof each of the parties has executed this Agreement by its duly authorized signatory on the date set out at the beginning.

Signed by)
for and on behalf of)
SHANGHAI JIN JIANG INTERNATIONAL)
HOTELS (GROUP) COMPANY LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
WILL RICH INVESTMENTS LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
BANK OF CHINA GROUP)
INVESTMENT LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
BNP PARIBAS PEREGRINE)
CAPITAL LIMITED)
in the presence of:)

Signed by Zemin Li)
for and on behalf of)
UBS AG)
in the presence of: Michael Lee Ho Fai)

Summary of a Placing agreement (BOCGI)

A placing agreement dated 23 November 2006 entered into between the Company, Will Rich, BOCGI and the Joint Global Coordinators, pursuant to which Will Rich Investments Limited has conditionally agreed to subscribe for H Shares in the amount of US$20 million.

Under this agreement, Will Rich has agreed to purchase such number of Offer Shares that may be purchased with US$20 million, rounded down to the nearest whole board lot not exceeding 2,000 H Shares. Assuming the mid-point Offer Price of HK$2.005 (the exchange rate adopted being US$1 to HK$7.7859), Will Rich would purchase 77,664,000 Offer Shares representing approximately 1.765% of the issued and outstanding share capital of the Company after the Global Offering or approximately 7.06% of the Offer Shares, assuming the Over-allotment Option is not exercised.

23 November 2006

SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED

SOUTH VALLEY HOLDINGS LIMITED

DR. THE HON. SIR DAVID LI KWOK-PO

BNP PARIBAS PEREGRINE CAPITAL LIMITED

UBS AG

PLACING AGREEMENT

CONTENTS

THIS AGREEMENT is made on 23 November 2006

AMONG:

(1) **SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED**, a joint stock company incorporated in the PRC with limited liability, whose legal address is at Rooms 316-318, No. 24 Yang Xin Dong Road, Shanghai, the PRC and whose principal place of business in Hong Kong is at Room 3203, 32nd Floor, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong (the ***Company***);

(2) **SOUTH VALLEY HOLDINGS LIMITED**, a company incorporated in the British Virgin Islands whose registered office is at East Asia Chambers, P.O. Box 901 Road Town, Tortola, the British Virgin Islands (the ***Investor***);

(3) **DR. THE HON. SIR DAVID LI KWOK-PO**, a Hong Kong citizen, whose residential address is at Penthouse A, Tower II, Dynasty Court, 23 Old Peak Road, Hong Kong (the ***Warrantor***);

(4) **BNP PARIBAS PEREGRINE CAPITAL LIMITED**, a company whose principal place of business is at 59th – 63rd Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong (***BNPPP***); and

(5) **UBS AG**, whose principal place of business in Hong Kong is at 52nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong (***UBS***, and together with BNPPP, the ***Joint Global Coordinators*** and each a ***Joint Global Coordinator***).

WHEREAS:

(A) The Company proposes to obtain a listing for its H Shares on The Stock Exchange of Hong Kong Limited by way of a global offering (the ***Global Offering***) comprising (i) an offer for subscription of its H Shares by the public in Hong Kong (the ***Hong Kong Public Offering***) and (ii) a conditional placing with qualified institutional buyers (as defined in Rule 144A under the Securities Act) in the United States and professional investors, institutional investors and other investors outside the United States pursuant to Regulation S, including professional investors in Hong Kong (the ***International Placing***).

(B) BNPPP is the sponsor to the Global Offering and it together with UBS are acting as the joint global coordinators to the Global Offering.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, the following expressions shall have the following meanings:

associate shall, unless the context otherwise requires, have the meaning ascribed to such term in the Listing Rules and ***associates*** shall be construed accordingly;

Brokerage means brokerage of 1% of the Offer Price;

business day means any day (other than Saturday and Sunday) on which banks in Hong Kong are generally open for normal banking business;

Companies Ordinance means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

Competitor means any person, company or entity whose core business is a Hotel Business and which competes with any of the Hotel Businesses carried on by the Company or any of its subsidiaries in the PRC;

Control means the possession, directly or indirectly, of power to direct or cause the direction of the financial and/or business policies (whether through ownership of securities or other ownership interests, by contract or otherwise) of an entity, including a partnership; and ***Controlled*** shall be construed accordingly;

dispose of means, in respect of any H Shares, offering, pledging, charging, selling, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of H Shares or such other securities, cash or otherwise; and ***disposal*** shall be construed accordingly;

H Shares means the foreign invested ordinary shares in the share capital of the Company having a nominal value of RMB1.00 each, which are to be subscribed for and traded in Hong Kong dollars and proposed to be listed on the Stock Exchange;

HK$ or ***Hong Kong dollar*** means the lawful currency of Hong Kong;

Hong Kong means the Hong Kong Special Administrative Region of the PRC;

Hotel Businesses means hotel operation, hotel investment, hotel management, hotel franchising businesses and other related businesses;

International Placing Memorandum means the offering memorandum to be issued by the Company to the prospective investors under the International Placing, including the Investor;

Investor Shares means the number of H Shares to be purchased by the Investor pursuant to this Agreement and as calculated in accordance with schedule 1;

Investor Subsidiary means a wholly owned (whether direct or indirect) subsidiary of the Investor;

Levies means SFC transaction levy of 0.005% (which, with effect from 1 December 2006 , will be reduced to 0.004%) and Stock Exchange trading fee of 0.005%, in each case, of the Offer Price; ***Listing Date*** means the date on which the H Shares are first listed on the Stock Exchange;

Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

Offer Price means the final Hong Kong dollar price per H Share (exclusive of Brokerage and Levies) at which the H Shares are to be issued pursuant to the Global Offering;

Over-allotment Option has the meaning ascribed to it in the International Placing Memorandum;

PRC means the People's Republic of China excluding, for the purposes of this Agreement only, Hong Kong, the Macau Special Administrative Region and the territory of Taiwan;

Public Documents means the International Placing Memorandum, the prospectus and application forms to be issued in Hong Kong by the Company for the Hong Kong Public Offering and such other announcements which may be issued by the Company in connection with the Global Offering;

Regulation S means Regulation S under the Securities Act;

Relevant Shares means the Investor Shares and any shares or other securities of the Company which are derived therefrom pursuant to any rights issue, capitalisation issue or other form of capital reorganisation;

Securities Act means the United States Securities Act of 1933, as amended;

Securities and Futures Ordinance means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

SFC means The Securities and Futures Commission of Hong Kong;

Stock Exchange means The Stock Exchange of Hong Kong Limited;

US$ or ***United States dollar*** means the lawful currency of the United States of America; and

U.S. and ***United States*** means the United States of America.

1.2 In this Agreement:

(a) references to ***clauses*** and ***schedules*** are to clauses of and schedules to this Agreement;

(b) words in the singular include the plural, and vice versa; words importing any gender include all genders; and a reference to a person includes a reference to a body corporate and to an unincorporated body of persons;

(c) headings are for convenience only and shall not affect the construction of the Agreement;

(d) the schedules form an integral part of the Agreement and any reference to this Agreement shall include the schedules;

(c) the term ***subsidiary*** has the meaning ascribed to it in section 2 of the Companies Ordinance.

2. INVESTMENT

2.1 Subject to the conditions referred to in clause 3 below being fulfilled and other terms and conditions of this Agreement:

(a) the Investor will acquire, and the Company will cause to be delivered to the Investor, the Investor Shares at the Offer Price under and as part of the International Placing through the Joint Global Coordinators in their capacity as underwriters of the International Placing; and

(b) the Investor will in addition to the aggregate amount of the Offer Price for the number of Investor Shares, pay the Brokerage and the Levies in respect of the Investor Shares.

2.2 The Company will procure that the Investor Shares will, when issued and delivered, be fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and interests and shall rank *pari passu* with the H Shares that are part of the Global Offering and to be listed on the Stock Exchange.

3. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

3.1 The Investor's obligation to acquire the Investor Shares in clause 2.1 is conditional upon:

(a) the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Placing being entered into by and among the Company and certain underwriters, including the Joint Global Coordinators and having become unconditional (in accordance with their respective original terms or as subsequently varied by agreement of the parties thereto);

(b) none of the aforesaid underwriting agreements having been terminated by the date and time for that purpose as specified in such underwriting agreements; and

(c) the Listing Committee of the Stock Exchange having granted the listing of, and permission to deal in, the H Shares.

3.2 If the condition contained in clause 3.1 have not been fulfilled on or before 31 March 2007 (or such other date as may be agreed among the Company, the Investor and the Joint Global Coordinators), the obligation of the Investor to purchase the Investor Shares shall cease and any amount paid by the Investor hereunder will be repaid to the Investor not later than two (2) business days following 31 March 2007 without interest and this Agreement will terminate and be of no effect provided that termination of this Agreement pursuant to this clause 3.2 shall be without prejudice to the accrued rights or liabilities of any party to the other parties in respect of the terms herein at or before such termination.

4. CLOSING

4.1 Subject to clause 3, the Investor will acquire the Investor Shares pursuant to, and as part of, the International Placing and through the Joint Global Coordinators in their capacities as international underwriters of the relevant portion of the International Placing. Each Joint Global Coordinator confirms that the number of Investor Shares acquired by the Investor under this Agreement will not, however, be subject to re-allocation to the Hong Kong Public Offering even if there should arise any over-subscription under the Hong Kong Public Offering.

4.2 The total consideration for the Investor Shares, being the number of the Investor Shares times the Offer Price plus Brokerage and the Levies (together, the ***Settlement Moneys***), shall become payable by the Investor to the Joint Global Coordinators at 10:00 a.m. (i) on the Listing Date; or (ii) at the Joint Global Coordinators' option, on such other date (the ***Closing Date***) expected to be no later than 30 days from the Listing Date. In either case, the Listing Date or the Closing Date shall be notified in writing by the Joint Global Coordinators to the Investor no less than two business days prior to each respective date.

For this purpose, the Investor can effect settlement with the Joint Global Coordinators through BNPPP's affiliate BNP Paribas Peregrine Securities Limited (***BNPPPSL***) through the Central Clearing and Settlement System (***CCASS***) established by the Hong Kong Securities Clearing Company Limited (***HKSCC***) on a real delivery versus payment basis on the Listing Date or the Closing Date (as the case may be). BNPPPSL's CCASS account details are as follows:

Participant account name:	BNP Paribas Peregrine Securities Limited
Participant account number:	B01299
Contact persons:	Mr. Billy Wu / Ms. Sherene Poon
Contact telephone number:	(852) 3197 3254 / 3197 3261
Contact facsimile number:	(852) 2845 9503

Alternatively, the Investor may effect settlement with the Joint Global Coordinators through BNPPPSL through physical delivery, in which event, BNPPPSL will deliver to the Investor, the Investor Shares in the physical form of share certificates in the name of the Investor (the number and denomination of which certificates will be in accordance with the Investor's prior written instructions to be received by BNPPPSL by the second business day after the date on which the Investor is informed in writing of the exact Offer Price and the number of the Investor Shares calculated in accordance with schedule 1) by making the same available at BNPPPSL's office for the Investor's collection against payment by 10:00 a.m. on the Listing Date or the Closing Date (as the case may be) of the Settlement Moneys by way of cashier order drawn in BNPPPSL's favour on a licensed bank in Hong Kong or by wire transfer in Hong Kong dollars to BNPPPSL's bank account in Hong Kong with the intent and effect that BNPPPSL shall receive for value by 10:00 a.m. on the Listing Date or the Closing Date (as the case may be).

4.3 If full payment of the Settlement Moneys is not received by BNPPPSL by 10:00 a.m. on the Listing Date or the Closing Date (as the case may be), BNPPPSL shall have the right (but not the obligation) and the Investor hereby unconditionally and irrevocably authorizes BNPPPSL to pay on its behalf the whole of the Settlement Moneys, take delivery of the Investor Shares and at the Joint Global Coordinators' absolute discretion at any time sell the Investor Shares to repay all or part of the Settlement Moneys owed by the Investor. BNPPPSL will charge the Investor for any deficit including all reasonable expenses properly incurred. In addition, the Investor will pay to BNPPPSL, on demand, interest on the Settlement Moneys or any outstanding portion thereof or any sums outstanding after the Investor Shares have been sold pursuant to the foregoing, for every 24 hours, or part thereof, from the Listing Date or the Closing Date (as the case may be) to such time as the Settlement Moneys are paid by the Investor in full at a rate of two per cent. per annum above the prime lending rate for Hong Kong dollars as quoted from time to time by The Hongkong & Shanghai Banking Corporation Limited, calculated on a daily accrued basis.

In the event that the Investor elects to effect settlement with BNPPPSL through CCASS as referred to in clause 4.2, unless otherwise informed by the Investor, BNPPPSL has the Investor's irrevocable authority to effect registration of the Investor Shares in the name of HKSCC Nominees Limited for credit into the Investor's designated CCASS participant stock account as indicated by the Investor on the registration form, which will be sent to the Investor no later than two business days prior to the Listing Date. If the Investor fails to return the form or fails to include all necessary details of its designated CCASS participant stock account therein, the Investor Shares will be credited to BNPPPSL's CCASS participant stock account as the Investor's nominee.

4.4 Delivery of and payment for the Investor Shares may also be made in any other manner which the Joint Global Coordinators, BNPPPSL and the Investor may agree in writing.

5. RESTRICTIONS ON THE INVESTOR

5.1 The Investor agrees and the Warrantor shall procure, that without the prior written consent of the Company and the Joint Global Coordinators, the Investor shall not, whether directly or indirectly, at any time during the period of six months following the Listing Date dispose of any of the Relevant Shares or any interest in any company or entity holding any of the Relevant Shares.

5.2 The Company and the Joint Global Coordinators acknowledge that, after the relevant period specified in clause 5.1, the Investor shall be free to dispose of any Relevant Shares, provided that (a) the Investor shall notify the Company prior to initiating each such disposal and shall use reasonable endeavours to ensure that such disposal does not create a disorderly or false market in the H Shares; and (b) in the event that any Relevant Shares are disposed of by the Investor other than on the Stock Exchange, the Investor shall not, without the prior written consent of the Company, whether directly or indirectly, dispose of any of the Relevant Shares or any interest in any company or entity holding any of the Relevant Shares to a Competitor.

5.3 The Warrantor agrees that during the period of six months following the Listing Date, the Investor shall be 100% owned, directly or indirectly, by the Warrantor.

5.4 The Company and the Joint Global Coordinators acknowledge that, after the relevant period specified in clause 5.3, the Warrantor shall be free to take any action which results in the Investor ceasing to be 100% owned, directly or indirectly, by the Warrantor, provided that (a) the Warrantor shall notify the Company prior to taking any such action; and (b) the Warrantor shall not, without the prior written consent of the Company, whether directly or indirectly, take any such action which results in the Investor becoming (i) 100% owned; or (ii) Controlled (either solely or jointly with another party or other parties), directly or indirectly, by a Competitor.

5.5 Nothing contained in clause 5.1 shall prevent the Investor (or, as the case may be, an Investor Subsidiary) from transferring all or part of the Relevant Shares to any Investor Subsidiary (or, as the case may be, to the Investor where the transferor is an Investor Subsidiary), provided that (in the case of a transfer to an Investor Subsidiary) such Investor Subsidiary undertakes to, and the Investor undertakes to procure that such Investor Subsidiary will, abide by the terms and restrictions in this clause 5 imposed on the Investor for the remainder of the relevant period specified in clause 5.1, as if such Investor Subsidiary were itself subject to such terms and restrictions.

5.6 If at any time prior to expiration of the restrictions on transfer contained in clause 5.1, such Investor Subsidiary ceases to be an Investor Subsidiary, it shall, and the Investor undertakes to procure that it shall, transfer the Relevant Shares to the Investor or another Investor Subsidiary which undertakes to abide by the terms and restrictions in this clause 5 imposed on the Investor for the remainder of the relevant period specified in clause 5.1, as if such Investor Subsidiary were itself subject to such terms and restrictions.

5.7 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor, its subsidiaries and their

respective associates in the total issued share capital of the Company shall be less than 10% of the Company's entire issued share capital at any time.

5.8 The Investor shall not and shall procure that none of its subsidiaries and/or associates shall apply for further H Shares in the Global Offering (other than the Investor Shares), except where the Investor, or any such subsidiary or associate is acting as a nominee for its customers.

6. ACKNOWLEDGEMENTS, UNDERTAKINGS AND WARRANTIES

6.1 Each of the Warrantor and the Investor acknowledges, agrees and confirms that:

(a) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and will be under no liability whatsoever to the Investor in the event the Global Offering does not proceed or is not completed for any reason;

(b) this Agreement and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in the Public Documents and other marketing materials for the Global Offering and, specifically, this Agreement will be a material contract required to be filed with regulatory authorities and/or made available for public inspection in connection with the Global Offering ;

(c) the Offer Price is to be determined by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters) following, and on the basis of, an international "roadshow" and "bookbuilding";

(d) the Investor Shares will be acquired by the Investor through the Joint Global Coordinators in their capacities as underwriters of the International Placing;

(e) the Investor Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, resold, pledged or otherwise transferred in the United States or to or for the account or benefit of U.S. Persons (as defined in Regulation S) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(f) the Investor Shares will constitute "restricted securities" within the meaning of Rule 144 under the Securities Act;

(g) transfers of the Investor Shares may only be made pursuant to an exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S) in accordance with Regulation S or pursuant to an effective registration statement under the Securities Act;

(h) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not, and will use its reasonable efforts to ensure that its affiliates, directors, officers, employees, advisers and representatives do not purchase, sell or otherwise trade, directly or indirectly, in the shares of the Company or their respective affiliates or associates in a manner that could result in any violation of the securities laws of the United States, Hong Kong, the United Kingdom, Japan, the PRC or any other applicable jurisdiction relevant to such dealing;

(i) the information contained in this Agreement and the draft prospectus(es) provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares;

(j) notwithstanding that any information concerning the Company may have been furnished to the Investor by or on behalf of the Company on or before the date hereof, each of the Company, the Joint Global Coordinators and their respective advisors and affiliates makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the final International Placing Memorandum and none of the Company, the Joint Global Coordinators and their respective advisers or their affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(k) the Investor has obtained its own independent advice (legal and otherwise) to the extent it considers necessary or appropriate; and

(l) at or around the time of entering into this Agreement or at any time hereafter but before the closing of the International Placing, the Company has entered into, or may enter into, agreements similar to this Agreement with one or more other investors as part of the International Placing.

6.2 The Warrantor and the Investor jointly and severally represent, warrant and undertake that:

(a) the Investor has been duly incorporated or established and is validly existing under the laws of the British Virgin Islands;

(b) each of them has full power, authority and capacity, and has taken all actions required to enter into and perform its and his respective obligations under this Agreement;

(c) the entering into of this Agreement by each of them and the purchase of the Investor Shares by the Investor shall not result in any breach by any one of them of any agreement, undertaking (including, without limitation, any non-competition undertaking) or commitment binding on any one of them, and shall not contravene or result in a contravention of the laws of any jurisdiction to which any one of them is subject in respect of the transactions contemplated

under this Agreement or which may otherwise be applicable to any one of them in connection with the Investor's subscription for the Investor Shares;

(d) the Investor and/or the Warrantor has such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment in the Investor Shares;

(e) the Investor is not a U.S. Person (as defined in Regulation S) nor is it located in the United States and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S;

(f) the Investor is not a "connected person" (as defined in the Listing Rules) and its purchase of the Investor Shares shall not constitute a "connected transaction" (as defined in the Listing Rules) or result in the Investor becoming a connected person (as defined in the Listing Rules); and

(g) the Investor is 100% owned, directly or indirectly, by the Warrantor.

6.3 The Warrantor and the Investor jointly and severally warrant that all the information set out in schedule 2 is true and accurate and is not misleading. Without prejudice to the provisions of clause 6.1(b), the Warrantor and the Investor consent to the mention and inclusion in the Public Documents of their names and all or part of the information set out in schedule 2 may be included in the Public Documents and other marketing materials for the International Placing. The Warrantor and the Investor undertake to promptly provide such further information and/or supporting documentation (to the extent such documentation is readily available) relating to them, their ownership and/or otherwise relating to the matters referred to in schedule 2 which may reasonably be required by the Company to ensure its compliance with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Stock Exchange and the SFC.

6.4 The Company represents, warrants and undertakes that:

(a) it has been duly incorporated and is validly existing under PRC law;

(b) it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement;

(c) this Agreement has been duly authorized, executed and delivered by the Company and constitutes valid, legal and binding obligations of the Company;

(d) the Investor Shares will, when issued and delivered, be fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and interests and shall rank *pari passu* with the H Shares that are part of the Global Offering and to be listed on the Stock Exchange;

(e) the entering into of this Agreement by the Company and the issuance of the Investor Shares to the Investor by the Company shall not result in any breach by

the Company of any agreement, undertaking (including, without limitation, any non-competition undertaking) or commitment binding on it;

(f) the final International Placing Memorandum will contain all relevant information about the Company and its subsidiaries which is material to an investor in H Shares for purposes of forming an informed opinion of the assets and liabilities, business, financial position, profits, losses and prospects of the Company and its subsidiaries, taken as a whole, and the rights attaching to the H Shares;

(g) all information to be contained in the final International Placing Memorandum will be true and accurate in all material respects and not misleading in any material respects and there will be no facts the omission of which would make any such information misleading in any material respect; and

(h) the execution and delivery of this Agreement by the Company shall not violate any provision of the articles of association of the Company then in effect.

6.5 The Company acknowledges, confirms and agrees that the Investor will be relying on information contained in the final International Placing Memorandum and that the Investor shall have the same rights in respect of the final International Placing Memorandum as other investors purchasing H Shares in the International Placing.

6.6 The Company agrees that it shall provide to the Investor each draft of and the final version of the International Placing Memorandum.

7. ANNOUNCEMENTS AND CONFIDENTIALITY

7.1 None of the parties hereto shall, without the prior written consent of the other parties hereto, (i) disclose any information concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor; or (ii) make any public announcement in relation to this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor. Notwithstanding the foregoing, any party may make any such disclosure or announcement:

(a) to the Stock Exchange;

(b) to its legal and financial advisors and employees on a need-to-know basis; and

(c) as may be required by any law, regulatory authority or stock exchange rules (including submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and the Listing Rules) or order of the court or for the purpose of initiating or defending any legal proceedings arising out of or in connection with the transactions contemplated in this Agreement.

8. NOTICES

8.1 All notices delivered hereunder shall be in writing in the English language and shall be communicated to the following addresses:

If to the Company, to:

24th Floor, Union Building, 100 Yan An Road East, Shanghai, the PRC

Facsimile: 8621- 6321 7836

Attention: Company Secretary

If to the Investor, to:

16/F., 10 Des Voeux Road Central, Hong Kong

Facsimile: 852 3608 6102

Attention: Ms. Ho Pui Ling

If to the Warrantor, to:

21/F., 10 Des Voeux Road Central, Hong Kong

Facsimile: 852 3608 6108

Attention: Dr. The Hon. Sir David Li Kwok-po

If to BNPPP, to:

59th – 63rd Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

Facsimile: 852-2845 3664

Attention: Ms. Esther Wong / Mr. Christopher Wong

If to UBS AG, to:

52nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

Facsimile: 852-2971 7173

Attention: Will Li

8.2 Any such notice shall be delivered by hand or sent by facsimile or by pre-paid post. Any notice shall be deemed to have been delivered, if delivered by hand, when delivered and if sent by facsimile, on receipt of confirmation of transmission and if sent by pre-paid post, (in the absence of evidence of earlier receipt) 48 hours after it was posted (or six days if sent by air mail). Any notice received on a day which is not a business day shall be deemed to be received on the next following business day.

9. GENERAL

9.1 Each of the parties confirms and represents that this Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligations and that, except for such consents, approvals and authorizations as may be required by the Company to implement the Global Offering, no corporate, shareholder or other consents, approvals or authorisations are required by such party for the performance of its obligations under this Agreement and each of the parties further confirms that it can perform its obligations described hereunder.

9.2 Save for manifest error, calculations and determinations made in good faith by the Joint Global Coordinators shall be conclusive with respect to the number of Investor Shares and the Offer Price for the purpose of this Agreement.

9.3 The Investor and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties which are or may reasonably be required for the purposes of or in connection with this Agreement.

9.4 No alteration to, or variation of, this Agreement shall be effective unless it is in writing and signed by or on behalf of all the parties hereto.

9.5 This Agreement will be executed in the English language only.

9.6 Each party shall bear its or his own legal and professional fees, costs and expenses incurred in connection with this Agreement, save that stamp duty arising in respect of any of the transactions contemplated in this Agreement shall be borne by the relevant transferor/ seller and the relevant transferee/ buyer in equal shares.

9.7 Time shall be of the essence of this Agreement.

9.8 All provisions of this Agreement shall so far as they are capable of being performed or observed continue in full force and effect notwithstanding completion of the acquisition of the Investor Shares by the Investor in accordance with clause 4 of this Agreement except in respect of those matters then already performed.

9.9 This Agreement constitutes the entire agreement and understanding between the parties in connection with the investment in the Company by the Investor. This Agreement supersedes all prior communications, understandings and agreements relating to the subject matter hereof, whether written or oral.

9.10 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

10. GOVERNING LAW AND JURISDICTION

10.1 This Agreement shall be governed by, and interpreted in accordance with, the laws of Hong Kong.

10.2 Each party submits to the non-exclusive jurisdiction of the Hong Kong courts.

11. PROCESS AGENT

11.1 The Investor irrevocably appoints Ms. Ho Pui Ling at 16/F., 10 Des Voeux Road, Central, Hong Kong, to receive, for it and on its behalf, service of process in proceedings in Hong Kong. Such service shall be deemed completed on delivery to the process agent (whether or not it is forwarded to and received by the Investor). If for any reason the process agent ceases to be able to act as such or no longer has an address in Hong Kong, the Investor irrevocably agrees to appoint a substitute process agent acceptable to the Company and the Joint Global Coordinators, and to deliver to the Company and each of the Joint Global Coordinators a copy of the new process agent's acceptance of that appointment, within 30 days thereof.

12. COUNTERPARTS

12.1 This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.

SCHEDULE 1

INVESTOR SHARES

The number of Investor Shares shall be equal to (1) the Hong Kong dollar equivalent of United States dollars Twenty Million (US$20,000,000) divided by (2) the Offer Price, rounded down to the nearest whole board lot not exceeding 2,000 H Shares.

The Hong Kong dollar equivalent of United States dollars Twenty Million (US$20,000,000) shall be calculated using the Hong Kong dollar to United States dollar exchange rate as stated in the final International Placing Memorandum.

SCHEDULE 2

PARTICULARS OF INVESTOR

Place of incorporation: the British Virgin Islands

Certificate of Incorporation Number: 1020129

Principal activities: Investment holding

Ultimate controlling shareholder: Dr. The Hon. Sir David Li Kwok-po

Description of the Investor for insertion in prospectus:

South Valley Holdings Limited ("SVH") is a company incorporated in the British Virgin Islands and is wholly and beneficially owned by Dr. The Hon. Sir David Li Kwok-po and family. Dr. The Hon. Sir David Li Kwok-po is a shareholder and chairman of the board of directors of The Bank of East Asia, Limited, which is one of the receiving banks in the Hong Kong Public Offering.

IN WITNESS whereof each of the parties has executed this Agreement by its duly authorized signatory on the date set out at the beginning.

Signed by 陈文君)
for and on behalf of)
SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED)
in the presence of: 张羽翀)

陈文君

30-8-2006

Signed by)
for and on behalf of)
SOUTH VALLEY HOLDINGS LIMITED)
in the presence of:)

Signed by)
DR. THE HON. SIR DAVID LI KWOK-PO)
in the presence of:)

Signed by)
for and on behalf of)
BNP PARIBAS PEREGRINE CAPITAL LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
UBS AG)
in the presence of:)

IN WITNESS whereof each of the parties has executed this Agreement by its duly authorized signatory on the date set out at the beginning.

Signed by	)
for and on behalf of	)
SHANGHAI JIN JIANG INTERNATIONAL	)
HOTELS (GROUP) COMPANY LIMITED	)
in the presence of:	)

Signed by DR. THE HON. SIR DAVID LI KWOK-PO	)	*For and on behalf of* SOUTH VALLEY HOLDINGS LIMITED
for and on behalf of	)	
SOUTH VALLEY HOLDINGS LIMITED	)	
in the presence of:	)	*Authorized Signature(s)*
HO PUI LING		

Signed by	)
DR. THE HON. SIR DAVID LI KWOK-PO	)
in the presence of:	)
HO PUI LING	

Signed by	)
for and on behalf of	)
BNP PARIBAS PEREGRINE	)
CAPITAL LIMITED	)
in the presence of:	)

Signed by	)
for and on behalf of	)
UBS AG	)
in the presence of:	)

IN WITNESS whereof each of the parties has executed this Agreement by its duly authorized signatory on the date set out at the beginning.

Signed by)
for and on behalf of)
SHANGHAI JIN JIANG INTERNATIONAL)
HOTELS (GROUP) COMPANY LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
SOUTH VALLEY HOLDINGS LIMITED)
in the presence of:)

Signed by)
DR. THE HON. SIR DAVID LI KWOK-PO)
in the presence of:)

Signed by WONG KA WAI ESTHER)
for and on behalf of)
BNP PARIBAS PEREGRINE)
CAPITAL LIMITED) Esther Wong
in the presence of:)
DIANE LUK PIK SHAN
Diane

Signed by)
for and on behalf of)
UBS AG)
in the presence of:)

IN WITNESS whereof each of the parties has executed this Agreement by its duly authorized signatory on the date set out at the beginning.

Signed by)
for and on behalf of)
SHANGHAI JIN JIANG INTERNATIONAL)
HOTELS (GROUP) COMPANY LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
SOUTH VALLEY HOLDINGS LIMITED)
in the presence of:)

Signed by)
DR. THE HON. SIR DAVID LI KWOK-PO)
in the presence of:)

Signed by)
for and on behalf of)
BNP PARIBAS PEREGRINE)
CAPITAL LIMITED)
in the presence of:)

Signed by Zemin Li)
for and on behalf of)
UBS AG)
in the presence of: Michael Lee Ho Fai)

Summary of a Placing Agreement (SVH)

A placing agreement dated 23 November 2006 entered into between the Company, SVH, Dr. The Hon. Sir David Li Kwok-po and the Joint Global Coordinators, pursuant to which SVH has conditionally agreed to subscribe for H Shares in the amount of US$20 million.

Under this agreement, SVH has agreed to purchase such number of Offer Shares that may be purchased with US$20 million, rounded down to the nearest whole board lot not exceeding 2,000 H Shares. Assuming the mid-point Offer Price of HK$2.005 (the exchange rate adopted being US$1 to HK$7.7859), SVH would purchase 77,664,000 Offer Shares representing approximately 1.765% of the issued and outstanding share capital of the Company after the Global Offering or approximately 7.06% of the Offer Shares, assuming the Over-allotment Option is not exercised.

上市挂牌号：06781331
合 同 编 号：06022305

上海市产权交易合同

（2004版）

上海市工商行政管理局
上海市产权交易管理办公室 制定

合同使用须知

一、本合同文本是根据《中华人民共和国合同法》、《企业国有产权转让管理暂行办法》和《上海市产权交易市场管理办法》制定的示范文本。构成本合同示范文本要件的合同条款均为提示性适用条款。条款所列内容，包括括号中所列内容，均由合同当事人约定时选择采用。

二、为更好地维护各方当事人的权益，签订合同时应当慎重，力求具体、严密。订立具体条款，需要约定的必须表述清楚，无须约定的用"本合同不涉及此条款"或"本合同对此条款无须约定"加以载明。

三、出让人：指转让标的的产权所有人、产权出资人或资产处置人。

四、受让人：指通过上海联合产权交易所，以协议转让或拍卖或招投标等方式有偿取得产权的法人或自然人或其他组织。

五、合同涉及当事人基本概况的填写，应按合同文本要求载明，企业类型按出让人、受让人的营业执照所确定的类型填写。当事人如系自然人的，应载明其姓名、国籍、身份证号码（护照号码）、居住地址、邮编、电话、开户银行帐号等。合同涉及的出让人、受让人是多方的，均应分别载明。

六、产权转让的标的：指法人、自然人或其他组织合法拥有的产权（整体或部分），包括土地使用权、房屋建筑、设备、车辆、技术项目、商标权、专利权等。

七、转让价格：企业国有产权转让必须经资产评估确认后，作为转让价格的参考依据。未经资产评估直接以竞价或协议方式确定价格的，一般只适用非公有经济性质的产权。

八、产权转让涉及的企业职工安置：指按照有关规定，应约定妥善安置转让企业职工的有关事项。如符合《企业国有产权转让管理暂行办法》规定情形的，应附企业职工代表大会审议职工安置方案的决议。

九、产权转让涉及的企业债权、债务的承继和清偿办法：指转让标的企业涉及的债权、债务包括拖欠职工债务的处理。如符合《企业国有产权转让管理暂行办法》规定情形的，应附经债权金融机构书面同意的相关债权债务协议。

十、资产的处理：指根据不同的标的具体约定，对土地使用权、房屋建筑、设备、车辆、技术项目、商标权、专利权等实际标的物的处理。

十一、产权交易的基准日：指产权转让标的价值体现的特定时点。

十二、违约责任：当事人既约定违约金又约定定金的，一方违约时，对方可以选择适用违约金或定金条款。

十三、争议的解决方式，除协商和调解方式外，合同当事人还可以选择仲裁或诉讼方式，但选择了仲裁方式就不能再约定其他方式。

合同使用须知

一、本合同文本是根据《中华人民共和国合同法》、《企业国有产权转让管理暂行办法》和《上海市产权交易市场管理办法》制定的示范文本。构成本合同示范文本要件的合同条款均为提示性适用条款。条款所列内容，包括括号中所列内容，均由合同当事人约定时选择采用。

二、为更好地维护各方当事人的权益，签订合同时应当慎重，力求具体、严密。订立具体条款，需要约定的必须表述清楚，无须约定的用"本合同不涉及此条款"或"本合同对此条款无须约定"加以载明。

三、出让人：指转让标的的产权所有人、产权出资人或资产处置人。

四、受让人：指通过上海联合产权交易所，以协议转让或拍卖或招投标等方式有偿取得产权的法人或自然人或其他组织。

五、合同涉及当事人基本概况的填写：应按合同文本要求载明；企业类型按出让人、受让人的营业执照所确定的类型填写。当事人如系自然人的，应载明其姓名、国籍、身份证号码（护照号码）、居住地址、邮编、电话、开户银行帐号等。合同涉及的出让人、受让人是多方的，均应分别载明。

六、产权转让的标的：指法人、自然人或其他组织合法拥有的产权（整体或部分），包括土地使用权、房屋建筑、设备、车辆、技术项目、商标权、专利权等。

七、转让价格：企业国有产权转让必须经资产评估确认后，作为转让价格的参考依据。未经资产评估直接以竞价或协议方式确定价格的，一般只适用非公有经济性质的产权。

八、产权转让涉及的企业职工安置：指按照有关规定，应约定妥善安置转让企业职工的有关事项。如符合《企业国有产权转让管理暂行办法》规定情形的，应附企业职工代表大会审议职工安置方案的决议。

九、产权转让涉及的企业债权、债务的承继和清偿办法：指转让标的企业涉及的债权、债务包括拖欠职工债务的处理。如符合《企业国有产权转让管理暂行办法》规定情形的，应附经债权金融机构书面同意的相关债权债务协议。

本合同涉及的当事人和受托人

出让人（以下简称“甲方”）：

出让人一：上海锦江国际酒店（集团）股份有限公司

住所：上海市杨新东路 24 号 316-318 室

法定代表人：俞敏亮　　　　　　　　职务：董事长

企业类型：股份有限公司　　　　　　邮编：200002

注册资本：人民币 330000 万元

开户银行：工商银行外滩支行

开户银行帐号：1001262119204622369

出让人二：上海锦江饭店有限公司

住所：上海市茂名南路 59 号

法定代表人：陈文君　　　　　　　　职务：董事长

企业类型：有限责任公司　　　　　　邮编：200020

注册资本：人民币 17194 万元

开户银行：工商银行上海市分行营业部

开户银行帐号：1001244319002002847

受托经纪组织：上海锦江国际商务投资有限公司 电话：**63264000 转**

受让人（以下简称“乙方”）：

受让人：上海绿地商业（集团）有限公司

住所：　青浦区重固镇外青松公路 4925 号 D749

法定代表人：张蕴　　　　　职务：董事长

企业类型：　有限责任公司　　　　　邮编：　200051

注册资本：　人民币贰亿贰千万元

受托经纪组织：上海忆玛企业策划有限公司　电话：　**62304507**

根据中华人民共和国有关法律法规和《上海市产权交易市场管理办法》的有关规定，甲、乙双方遵循自愿、公平、诚实信用的原则订立本合同，以资共同遵守。

鉴于：

1. 上海九龙宾馆有限公司成立于 1996 年，现注册资本为人民币 160,000,000 元（以下如无特指，“元”均指“人民币元”），上海锦江国际酒店（集团）股份有限公司持有其 99%的股权，上海锦江饭店有限公司持有其 1%的股权。

2. 经评估，截至 2006 年 6 月 30 日，上海九龙宾馆有限公司资产合计为 311,397,864.46 元，负债合计为 56,402,462.32 元，净资产为 254,995,402.14 元。

3. 本次甲方转让上海九龙宾馆有限公司 45％股权，各方当事人已各自履行了其内部批准程序。

第一条 产权转让的标的

甲方将所持有的上海九龙宾馆有限公司（以下简称“九龙宾馆”）45％股权有偿转让给乙方。其中，上海锦江国际酒店（集团）股份有限公司（以下简称“锦江酒店集团”）将其持有的 44%的股权转让给乙方，上海锦江饭店有限公司（以下简称“锦江饭店”） 将其持有的 1%的股权转让给乙方。

第二条 产权转让的价格

甲方将上述产权以 114,748,000.00 元（大写：壹亿壹仟肆佰柒拾肆万捌仟元 ）转让给乙方。其中，锦江酒店集团将持有的 44%的股权以 112,198,044 元转让给乙方，锦江饭店将其持有的 1%的股权以 2,549,956 元转让给乙方。

第三条 产权转让的方式

上述产权经评估后，通过上海联合产权交易所上市挂牌，挂牌期间仅有本合同乙方表示受让意向，因此采用协议转让的方式，确定乙

方为受让人、以挂牌底价为转让价格，签订产权交易合同，实施产权交易。

第四条 产权转让涉及的企业职工安置

本次股权转让后，九龙宾馆继续履行与现有员工签订的劳动合同。九龙宾馆现时所有在职员工均为固定期限劳动合同制员工，没有无固定期限劳动合同制员工，如因为此次股权转让前九龙宾馆与职工签订无固定期限劳动合同而发生职工安置费用，则由甲方承担，与乙方无关。

第五条 产权转让涉及的债权、债务的承继和清偿办法

本次股权转让生效后，九龙宾馆债权、债务由九龙宾馆承继和清偿。乙方按其在本次股权转让生效后所持九龙宾馆股权比例享有相应股东权益和承继股东责任。

第六条 产权转让中涉及的资产处置

本合同不涉及此条款。

第七条 经甲、乙双方约定，产权转让总价款的支付方式、期限和付款条件，采取一次付清的方式：

1. 产权转让总价款即114,748,000.00元应在上海联合产权交易所出具产权交易凭证之日起五个工作日内一次性付清。

2.乙方举牌时已向上海联合产权交易所支付了 22,000,000 元的定金，该定金直接转为相应部分的产权转让总价款，其中向锦江酒店集团及锦江饭店分别支付21,511,111 元及488,889 元。

3. 因此，乙方应在上海联合产权交易所出具产权交易凭证之日起五个工作日内一次性向甲方支付 92,748,000 元。其中，乙方应分别向锦江酒店集团及锦江饭店支付90,686,933 元和2,061,067 元。

第八条 产权交割事项

甲乙双方应当在本合同签订之日起两个工作日内，将本合同及上海联合产权交易所要求的其他资料一并提交上海联合产权交易所审核。双方约定，上海联合产权交易所出具产权交易凭证视为产权交割。

经甲、乙双方约定，交易基准日为二〇〇六年六月三十日。由交易基准日起至产权交割日止，其间产生的盈利或亏损及风险由乙方按比例享有或承担。

第九条 权证的变更

经甲、乙双方协商和共同配合，由甲方在本合同生效之日起三十日内办理所转让产权的工商登记变更手续。

第十条 产权转让的税收和费用

产权转让中涉及的有关税收，按照国家有关法律规定缴纳。

产权转让中涉及的有关费用，经甲、乙双方共同协商约定，由双方各自承担。

第十一条 违约责任

如乙方未能按期支付产权转让的总价款，每逾期一天，应按逾期支付部分的万分之二向甲方支付滞纳金。

经甲、乙双方协商，也可以约定采取其他赔偿方式。

第十二条 争议的解决方式

甲、乙双方在履行本合同过程中若发生争议，可协商解决，也可向上海联合产权交易所或上海市产权交易管理办公室申请调解，协商或调解不成，则依法向有管辖权的人民法院提起诉讼。

第十三条 合同的变更和解除

发生下列情形的，可以变更或解除合同：

1、因情况发生变化，甲乙双方经过协商同意，且不损害国家和社会公益利益的。

2、因不可抗力因素致使双方在本合同项下的主要义务不能履行的。

3、因一方当事人在合同约定的期限内，因故没有履行合同，另一方当事人予以认可的。

4、因本合同中约定的变更或解除合同的情况出现的。

如甲、乙双方一致同意解除本合同，则一方应将对方的已付款项全额返回给该方。

本合同需变更或解除，甲、乙双方及其委托的产权经纪组织必须签订变更或解除合同的协议，并报上海联合交易所备案。

第十四条 甲、乙双方的承诺

1. 甲方向乙方承诺所转让的产权属真实、完整，没有隐匿下列事实：

（1）执法机构查封资产的情形；

（2）权益、资产担保的情形；

（3）资产隐匿的情形；

（4）诉讼正在进行中的情形；

（5）影响产权真实、完整的其他事实。

2. 乙方向甲方承诺拥有完全的权利能力和行为能力进行产权受让，无欺诈行为；本合同所述产权受让资金来源合法，并有充分履约资金支付转让价款。

3、如任何一方未能实现以上承诺并导致对方权益受到损害的，由造成损害的一方给予被损害方经济赔偿。

4. 未经对方事先书面许可，任何一方不得向无关第三方披露本合同内容，但非因各方或其指派的律师/会计师/评估师等专业机构行为，有关商业机密或专有信息已为公众所知，以及根据有关法律各方有义务进行披露的情况除外。

第十五条 其他

1. 经甲、乙双方约定，本合同由甲、乙双方及执业产权经纪人、产权经纪组织签字盖章，并经上海联合产权交易所审核盖章，出具产权交易凭证后生效。国家法律、法规对本合同生效另有规定的，从其规定。

2、股权转让完成后，公司的总经理由乙方推荐，董事会任命。

3. "合同使用须知" 和本合同的附件，与本合同具有同等的法律效力。

4. 本合同正本一式八份，锦江酒店集团、锦江饭店、乙方各执一份，九龙宾馆执一份，甲方及乙方各自委托的产权经纪组织各执一份，上海市工商行政管理局虹口分局执一份，上海联合产权交易所执一份。

（以下无正文）

附件：

1、 上海九龙宾馆有限公司营业执照、税务登记证复印件

2、 上海九龙宾馆有限公司组织机构代码证、国有资产产权登记证复印件



3、 上海九龙宾馆有限公司章程、验资报告复印件

4、 上海九龙宾馆有限公司整体资产评估报告、备案表复印件

5、 上海九龙宾馆有限公司股东会决议复印件

6、 锦江国际（集团）有限公司关于同意转让上海九龙宾馆有限公司股权的批复复印件

7、 上海锦江国际酒店（集团）股份有限公司营业执照、税务登记证复印件

8、 上海锦江国际酒店（集团）股份有限公司组织机构代码证、、国有资产产权登记证复印件

9、 上海锦江国际酒店（集团）股份有限公司章程复印件

10、 上海锦江国际酒店（集团）股份有限公司董事会决议复印件

11、 上海锦江饭店有限公司营业执照、税务登记证复印件

12、 上海锦江饭店有限公司组织机构代码证、国有资产产权登记证复印件

13、 上海锦江饭店有限公司章程复印件

14、 上海锦江饭店有限公司股东会决议复印件

15、 上海绿地商业（集团）有限公司营业执照、税务登记证复印件

16、 上海绿地商业（集团）有限公司组织机构代码证

17、 上海绿地商业（集团）有限公司章程复印件

18、 上海绿地商业（集团）有限公司股东会决议

19、 上海绿地商业（集团）有限公司近期资产负债表



（签署页）

出让人（甲方）：

上海锦江国际酒店（集团）股份有限公司　　　上海锦江饭店有限公司

（盖章）　　　　　　　　　　　　　　　　　（盖章）

法定代表人（签字）：　　　　　　　　　　　法定代表人（签字）：

执业经纪人（签字）：

产权经纪组织（盖章）：

受让人（乙方）：

上海绿地商业（集团）有限公司

（盖章）

法定代表人（签字）：

执业经纪人（签字）：

产权经纪组织（盖章）：

签约地点：上海

签约时间：2006年11月15日

上海联合产权交易所（交易合同审核章）


上海绿地商业集团
SHANGHAI GREENLAND BUSINESS GROUP

John Zhang
Vice Director of Finance

SHANGHAI GREENLAND BUSINESS GROUP CO.,LTD.

6F/NO.1200 Bai Duo Fen Plaza
ChongNing Rd., Shanghai China
TEL: (021)52417000-116
FAX: (021)52412246
Mobile: 13501801822
E-mail: john.zhang@gbgroup.com.cn
Http://www.greenlandsc.com
200051P.R.CHINA

《关于上海九龙宾馆有限公司产权交易合同》之补充协议

签署日：二〇〇六年十一月二十四日

甲方之一：上海锦江国际酒店（集团）股份有限公司
住所：上海市杨新东路24号316-318室
法定代表人：俞敏亮

甲方之二：上海锦江饭店有限公司
住所：上海市茂名南路59号
法定代表人：陈文君

乙方：上海绿地商业（集团）有限公司
住所：上海市长寿路1200号贝多芬广场6楼
法定代表人：张蕴

甲、乙双方就上海九龙宾馆有限公司股权转让事宜于2006年11月14日签订了《上海九龙宾馆有限公司之产权交易合同》，截至本协议签署日，乙方共支付5900万元，未付余额为5574.80万元。考虑到目前的实际情况，经友好协商，双方同意：

乙方将尽最大努力尽快向甲方支付余额。乙方承诺最迟不晚于2007年3月31日向甲方支付全部余额5574.80万元。

本补充协议与经甲、乙双方授权代表签字并加盖公章后自文首注明的签署日期生效。

（以下无正文）



甲方之一：

上海锦江国际酒店（集团）股份有限公司

（盖章）

授权代表（签字）：

甲方之二：



上海锦江饭店有限公司

（盖章）

授权代表（签字）：

乙方：

上海绿地商业（集团）有限公司

（盖章）

授权代表（签字）：

Summary of the Agreement for the Sale and Purchase of Equity Interests

An agreement for the sale and purchase of equity interests dated 15 November 2006 entered into between the Company, Jin Jiang Hotel Company Limited and Shanghai Greenland Business Group Co., Ltd. as amended by a supplemental agreement dated 24 November 2006, pursuant to which the Company sold to Shanghai Greenland Business Group Co., Ltd. a 44% equity interest in Shanghai Jiu Long Hotel Company Limited and Jin Jiang Hotel Company Limited sold to Shanghai Greenland Business Group Co., Ltd. a 1% equity interest in Shanghai Jiu Long Hotel Company Limited, for a total cash consideration of RMB114,748,000.

According to these two agreements, Shanghai Greenland Business Group Co., Ltd. shall pay off the total consideration no later than 31 March 2007. After the effectiveness of such agreements, the claim and debt shall be borne by Shanghai Jiu Long Hotel Company Limited.

EXECUTION VERSION

15 November 2006

SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED

JJ CO-INVEST HOLDINGS LIMITED

STARWOOD CAPITAL GROUP GLOBAL, L.L.C.

BNP PARIBAS PEREGRINE CAPITAL LIMITED

UBS AG

PLACING AGREEMENT

CONTENTS

CLAUSE **PAGE**

THIS AGREEMENT is made on 15 November 2006

AMONG:

(1) **SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED**, a joint stock company incorporated in the PRC with limited liability, whose legal address is at Rooms 316-318, No. 24 Yang Xin Dong Road, Shanghai, the PRC and whose principal place of business in Hong Kong is at Room 3203, 32nd Floor, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong (the ***Company***);

(2) **JJ CO-INVEST HOLDINGS LIMITED**, a company incorporated under the laws of Jersey whose registered office is at 22 Grenville Street, St Helier, Jersey, Channel Islands JE4 8PX (the ***Investor***);

(3) **STARWOOD CAPITAL GROUP GLOBAL, L.L.C.**, a company incorporated under the laws of the State of Connecticut, U.S., whose registered office is at 591 West Putnam Avenue, Greenwich, CT 06830, United States (***Starwood Capital***);

(4) **BNP PARIBAS PEREGRINE CAPITAL LIMITED**, a company whose principal place of business is at 59th – 63rd Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong (***BNPPP***); and

(5) **UBS AG**, whose principal place of business in Hong Kong is at 52nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong (***UBS***, and together with BNPPP, the ***Joint Global Coordinators*** and each a ***Joint Global Coordinator***).

WHEREAS:

(A) The Company proposes to obtain a listing for its H Shares on The Stock Exchange of Hong Kong Limited by way of a global offering (the ***Global Offering***) comprising (i) an offer for subscription of its H Shares by the public in Hong Kong (the ***Hong Kong Public Offering***) and (ii) a conditional placing with qualified institutional buyers (as defined in Rule 144A under the Securities Act) in the United States and professional investors, institutional investors and other investors outside the United States pursuant to Regulation S, including professional investors in Hong Kong (the ***International Placing***).

(B) BNPPP is the sponsor to the Global Offering and it together with UBS are acting as the joint global coordinators to the Global Offering.

(C) Starwood Capital and the Company wish to work together in the interest of developing and strengthening each other's Hotel Businesses mainly in the PRC.

It Is Agreed as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement, the following expressions shall have the following meanings:

associate shall, unless the context otherwise requires, have the meaning ascribed to such term in the Listing Rules and ***associates*** shall be construed accordingly;

Brokerage means brokerage of 1% of the Offer Price;

business day means any day (other than Saturday and Sunday) on which banks in Hong Kong are generally open for normal banking business;

Companies Ordinance means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

Competitor means any person, company or entity whose core business is a Hotel Business and which competes with any of the Hotel Businesses carried on by the Company or any of its subsidiaries in the PRC;

Control means the possession, directly or indirectly, of power to direct or cause the direction of the financial and/or business policies (whether through ownership of securities or other ownership interests, by contract or otherwise) of an entity, including a partnership; and ***Controlled*** shall be construed accordingly;

dispose of means, in respect of any H Shares, offering, pledging, charging, selling, mortgaging, lending, creating, transferring or otherwise disposing of any legal or beneficial interest (including by the creation of or an agreement to create or selling or granting or agreeing to sell or grant any option or contract to purchase or any warrant or right to purchase) in the H Shares or any securities convertible into or exercisable or exchangeable for such H Shares, or contracting to do so, whether directly or indirectly, or entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences or incidents of ownership of such H Shares or securities whether any of the foregoing transactions is to be settled by delivery of H Shares or such other securities, cash or otherwise; and ***disposal*** shall be construed accordingly;

H Shares means the foreign-invested ordinary shares in the share capital of the Company having a nominal value of RMB1.00 each, which are to be subscribed for and traded in Hong Kong dollars and proposed to be listed on the Stock Exchange;

HK$ or ***Hong Kong dollar*** means the lawful currency of Hong Kong;

Hong Kong means the Hong Kong Special Administrative Region of the PRC;

Hotel Businesses means hotel operation, hotel investment, hotel management, hotel franchising businesses and other related businesses;

International Placing Memorandum means the offering memorandum to be issued by the Company to the prospective investors under the International Placing, including the Investor;

Investor Shares means the number of H Shares to be purchased by the Investor pursuant to this Agreement and as calculated in accordance with schedule 1;

Investor Subsidiary means an entity that is (i) 100% owned, directly or indirectly, by the Investor and/or Starwood Capital, or (ii) solely Controlled, directly or indirectly, by the Investor and/or Starwood Capital;

Levies means SFC transaction levy of 0.005% (which, with effect from 1 December 2006, will be reduced to 0.004%) and Stock Exchange trading fee of 0.005%, in each case, of the Offer Price;

Listing Date means the date on which the H Shares are first listed on the Stock Exchange;

Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

Offer Price means the final Hong Kong dollar price per H Share (exclusive of Brokerage and Levies) at which the H Shares are to be issued pursuant to the Global Offering;

Over-allotment Option has the meaning ascribed to it in the International Placing Memorandum;

PRC means the People's Republic of China excluding, for the purposes of this Agreement only, Hong Kong, the Macau Special Administrative Region and the territory of Taiwan;

Public Documents means the International Placing Memorandum, the prospectus and application forms to be issued in Hong Kong by the Company for the Hong Kong Public Offering and such other announcements which may be issued by the Company in connection with the Global Offering;

Regulation S means Regulation S under the Securities Act;

Relevant Shares means the Investor Shares and any shares or other securities of the Company which are derived therefrom pursuant to any rights issue, capitalisation issue or other form of capital reorganisation;

Securities Act means the United States Securities Act of 1933, as amended;

Securities and Futures Ordinance means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

SFC means The Securities and Futures Commission of Hong Kong;

Stock Exchange means The Stock Exchange of Hong Kong Limited;

US$ or ***United States dollar*** means the lawful currency of the United States of America; and

U.S. and ***United States*** means the United States of America.

1.2 In this Agreement:

(a) references to ***clauses*** and ***schedules*** are to clauses of and schedules to this Agreement;

(b) words in the singular include the plural, and vice versa; words importing any gender include all genders; and a reference to a person includes a reference to a body corporate and to an unincorporated body of persons;

(c) headings are for convenience only and shall not affect the construction of the Agreement;

(d) the schedules form an integral part of the Agreement and any reference to this Agreement shall include the schedules;

(e) the term ***subsidiary*** has the meaning ascribed to it in section 2 of the Companies Ordinance.

2. INVESTMENT

2.1 Subject to the conditions referred to in clause 3 below being fulfilled and other terms and conditions of this Agreement:

(a) the Investor will acquire, and the Company will cause to be delivered to the Investor, the Investor Shares at the Offer Price under and as part of the International Placing through the Joint Global Coordinators in their capacity as underwriters of the International Placing; and

(b) the Investor will in addition to the aggregate amount of the Offer Price for the number of Investor Shares, pay the Brokerage and the Levies in respect of the Investor Shares.

2.2 The Company will procure that the Investor Shares will, when issued and delivered, be fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and interests and shall rank *pari passu* with the H Shares that are part of the Global Offering and to be listed on the Stock Exchange.

3. AGREEMENT CONDITIONAL UPON COMPLETION OF GLOBAL OFFERING

3.1 The Investor's obligation to acquire the Investor Shares in clause 2.1 is conditional upon:

(a) the underwriting agreement for the Hong Kong Public Offering and the underwriting agreement for the International Placing being entered into by and among the Company and certain underwriters, including the Joint Global

Coordinators, and having become unconditional (in accordance with their respective original terms or as subsequently varied by agreement of the parties thereto);

(b) none of the aforesaid underwriting agreements having been terminated by the date and time for that purpose as specified in such underwriting agreements; and

(c) the Listing Committee of the Stock Exchange having granted the listing of, and permission to deal in, the H Shares.

3.2 The Company will use its best efforts to ensure that the Global Offering is duly completed but there can be no guarantee of this and, subject to the foregoing obligation to use best efforts, no liability to the Investor will arise if the Global Offering is not duly completed for any reason.

3.3 If the conditions contained in clause 3.1 have not been fulfilled on or before 31 March 2007 (or such other date as may be agreed among the Company, the Investor and the Joint Global Coordinators), the obligation of the Investor to purchase the Investor Shares shall cease and any amount paid by the Investor hereunder will be repaid to the Investor not later than two (2) business days following 31 March 2007 without interest and this Agreement will terminate and be of no effect provided that termination of this Agreement pursuant to this clause 3.3 shall be without prejudice to the accrued rights or liabilities of any party to the other parties in respect of the terms herein at or before such termination.

4. CLOSING

4.1 Subject to clause 3, the Investor will acquire the Investor Shares pursuant to, and as part of, the International Placing and through the Joint Global Coordinators in their capacities as international underwriters of the relevant portion of the International Placing. Each Joint Global Coordinator confirms that the number of Investor Shares acquired by the Investor under this Agreement will not, however, be subject to re-allocation to the Hong Kong Public Offering even if there should arise any over-subscription under the Hong Kong Public Offering.

The total consideration for the Investor Shares, being the number of the Investor Shares times the Offer Price plus Brokerage and the Levies (together, the ***Settlement Moneys***), shall become payable by the Investor to the Joint Global Coordinators at 10:00 a.m. (i) on the Listing Date; or (ii) at the Joint Global Coordinators' option, on such other date (the ***Closing Date***) expected to be no later than 30 days from the Listing Date. In either case, the Listing Date or the Closing Date shall be notified in writing by the Joint Global Coordinators to the Investor and Starwood Capital no less than two business days prior to each respective date.

4.2 For this purpose, the Investor can effect settlement with the Joint Global Coordinators through BNPPP's affiliate BNP Paribas Peregrine Securities

Limited (***BNPPPSL***) through the Central Clearing and Settlement System (***CCASS***) established by the Hong Kong Securities Clearing Company Limited (***HKSCC***) on a real delivery versus payment basis on the Listing Date or the Closing Date (as the case may be). BNPPPSL's CCASS account details are as follows:

Participant account name:	BNP Paribas Peregrine Securities Limited
Participant account number:	B01299
Contact persons:	Mr. Billy Wu / Ms. Sherene Poon
Contact telephone number:	(852) 3197 3254 / 3197 3261
Contact facsimile number:	(852) 2845 9503

Alternatively, the Investor may effect settlement with the Joint Global Coordinators through BNPPPSL through physical delivery, in which event, BNPPPSL will deliver to the Investor, the Investor Shares in the physical form of share certificates in the name of the Investor (number and denomination of which certificates will be in accordance with the Investor's prior written instructions to be received by BNPPPSL by the second business day after the date on which the Investor is informed in writing of the exact Offer Price and the number of the Investor Shares calculated in accordance with schedule 1) by making the same available at BNPPPSL's office for the Investor's collection against payment by 10:00 a.m. on the Listing Date or the Closing Date (as the case may be) of the Settlement Moneys by way of cashier order drawn in BNPPPSL's favour on a licensed bank in Hong Kong or by wire transfer in Hong Kong dollars to BNPPPSL's bank account in Hong Kong with the intent and effect that BNPPPSL shall receive for value by 10:00 a.m. on the Listing Date or the Closing Date (as the case may be).

4.3 If full payment of the Settlement Moneys is not received by BNPPPSL by 10:00 a.m. on the Listing Date or the Closing Date (as the case may be), BNPPPSL shall have the right (but not the obligation) and the Investor hereby unconditionally and irrevocably authorizes BNPPPSL to pay on its behalf the whole of the Settlement Moneys, take delivery of the Investor Shares and at the Joint Global Coordinators' absolute discretion at any time sell the Investor Shares to repay all or part of the Settlement Moneys owed by the Investor. BNPPPSL will charge the Investor for any deficit including all reasonable expenses properly incurred. In addition, the Investor will pay to BNPPPSL, on demand, interest on the Settlement Moneys or any outstanding portion thereof or any sums outstanding after the Investor Shares have been sold pursuant to the foregoing, for every 24 hours, or part thereof, from the Listing Date or the Closing Date (as the case may be) to such time as the Settlement Moneys are paid by the Investor in full at a rate of two per cent. per annum above the prime lending rate for Hong Kong dollars as quoted from time to time by The Hongkong & Shanghai Banking Corporation Limited, calculated on a daily accrued basis.

In the event that the Investor elects to effect settlement with BNPPPSL through CCASS as referred to in clause 4.2, unless otherwise informed by the Investor, BNPPPSL has the Investor's irrevocable authority to effect registration of the Investor Shares in the name of HKSCC Nominees Limited for credit into the Investor's designated CCASS participant stock account as indicated by the Investor on the registration form, which will be sent to the Investor no later than 3 business days prior to the Listing Date. If the Investor fails to return the form or fails to include all necessary details of its designated CCASS participant stock account therein, the Investor Shares will be credited to BNPPPSL's CCASS participant stock account as the Investor's nominee.

4.4 Delivery of and payment for the Investor Shares may also be made in any other manner which the Joint Global Coordinators, BNPPPSL and the Investor may agree in writing.

5. RESTRICTIONS ON THE INVESTOR

5.1 The Investor agrees and Starwood Capital shall procure, that without the prior written consent of the Company and the Joint Global Coordinators, the Investor shall not, whether directly or indirectly, at any time during the period of six months following the Listing Date dispose of any of the Relevant Shares or any interest in any company or entity holding any of the Relevant Shares.

5.2 The Company and the Joint Global Coordinators acknowledge that, after the relevant period specified in clause 5.1, the Investor shall be free to dispose of any Relevant Shares, provided that (a) the Investor shall notify the Company prior to the initial disposal of any Relevant Shares and prior to initiating each subsequent disposal of an aggregate of more than 15% of the Investor Shares as at the Listing Date within any period of 48 hours; and, for the avoidance of doubt, such number of the Investor Shares shall be adjusted to take into account any sub-division or consolidation of the H Shares after the Listing Date; (b) the Investor shall use reasonable endeavours to ensure that such disposal does not create a disorderly or false market in the H Shares; and (c) in the event that any Relevant Shares are disposed of by the Investor other than on the Stock Exchange, the Investor shall not, without the prior written consent of the Company, whether directly or indirectly, dispose of any of the Relevant Shares or any interest in any company or entity holding any of the Relevant Shares to a Competitor.

5.3 Starwood Capital agrees that during the period of six months following the Listing Date, the Investor shall be 100% owned or solely Controlled, directly or indirectly, by Starwood Capital.

5.4 The Company and the Joint Global Coordinators acknowledge that, after the relevant period specified in clause 5.3, Starwood Capital shall be free to take any action which results in the Investor ceasing to be 100% owned or solely Controlled, directly or indirectly, by Starwood Capital, provided that (a) Starwood Capital shall notify the Company prior to taking any such action; and (b) Starwood Capital shall not, without the prior written consent of the Company, whether directly or indirectly, take any such action which results in

the Investor becoming (i)100% owned; or (ii) Controlled (either solely or jointly with another party or other parties), directly or indirectly, by a Competitor.

5.5 Nothing contained in clause 5.1 shall prevent the Investor (or, as the case may be, an Investor Subsidiary) from transferring all or part of the Relevant Shares to any Investor Subsidiary (or, as the case may be, to the Investor where the transferor is an Investor Subsidiary), provided that (in the case of a transfer to an Investor Subsidiary) such Investor Subsidiary undertakes to, and the Investor undertakes to procure that such Investor Subsidiary will, abide by the terms and restrictions in this clause 5 imposed on the Investor for the remainder of the relevant period specified in Clause 5.1, as if such Investor Subsidiary were itself subject to such terms and restrictions, but, for the avoidance of doubt, the Investor Subsidiary shall be permitted to re-transfer the Relevant Shares to the Investor or another Investor Subsidiary but subject to the same restrictions herein mutatis mutandis.

5.6 If at any time prior to expiration of the restrictions on transfer contained in clause 5.1, such Investor Subsidiary ceases to be an Investor Subsidiary, it shall, and the Investor undertakes to procure that it shall, transfer the Relevant Shares to the Investor or another Investor Subsidiary which undertakes to abide by the terms and restrictions in this clause 5 imposed on the Investor for the remainder of the relevant period specified in clause 5.1, as if such Investor Subsidiary were itself subject to such terms and restrictions, but, for the avoidance of doubt, the Investor Subsidiary shall be permitted to re-transfer the Relevant Shares to the Investor or another Investor Subsidiary but subject to the same restrictions herein mutatis mutandis.

5.7 The Investor agrees that, save with the prior written consent of the Company, the aggregate holding (direct and indirect) of the Investor, the Investor Subsidiaries and their respective associates in the total issued share capital of the Company (the ***Aggregate Shareholding***) shall be less than 10% of the Company's entire issued share capital so long as the Investor and/or the Investor Subsidiaries hold all or any part of the Investor Shares acquired pursuant to this Agreement, provided that if the Aggregate Shareholding reaches or exceeds 10% in circumstances where the Investor is prohibited from seeking such prior written consent of the Company as a result of any duty of confidentiality imposed upon it by law, stock market regulation or contractual obligations owed to a third party, the Investor agrees to reduce the Aggregate Shareholding within a reasonable period of time and to such an extent so that the total number of shares in the Company held by the public (as defined in the Listing Rules) will meet the minimum prescribed percentage specified under the Listing Rules.

5.8 With respect to any other strategic investors, cornerstone investors or other investors in the Company specifically named in the final International Placing Memorandum, which are subject to any lockup substantially similar to that provided in clause 5.1, if the Company and the Joint Global Coordinators grant to any such investor a waiver from such similar lockup, the Company

and the Joint Global Coordinators shall simultaneously grant to the Investor a similar waiver from the lockup in clause 5.1. For the purpose of this Agreement, strategic investors, cornerstone investors or other investors in the Company specifically named in the final International Placing Memorandum shall mean those investors (excluding the Joint Global Coordinators and the underwriters represented by them), with which the Company shall have entered into placing or purchase agreements prior to the Listing Date and which are specifically named in the final International Placing Memorandum.

5.9 The Investor shall not and shall procure that none of the Investor Subsidiaries and/or its associates shall apply for further H Shares in the Global Offering (other than the Investor Shares), except where the Investor, or any such Investor Subsidiary or associate is acting as a nominee of its customers.

6. STRATEGIC INITIATIVES

6.1 Starwood Capital and the Company wish to work together in the interest of developing and strengthening each other's Hotel Businesses mainly in the PRC and they intend to cooperate on Hotel Businesses projects, subject to the terms of such cooperation to be separately agreed in writing but no assurance can be given that any agreement will be reached.

6.2 If requested by the Investor, the Company shall hold meetings with the Investor no less than once every three months to be attended by directors and senior representatives of the Company and directors and senior representatives of the Investor. The purpose of the meetings is to provide opportunities for the parties to consult on any possible strategic joint venture between them regarding their Hotel Businesses, and the Investor acknowledges that the disclosure of any information by the Company during any such meeting shall be subject to all applicable laws, rules and regulations (including but not limited to the Listing Rules and the Securities and Futures Ordinance). The Company agrees to give due consideration to the advice and recommendations of the Investor or any other entity solely Controlled, directly or indirectly, by Starwood Capital, with respect to the management of the Company. The Company's obligations under this clause 6.2 shall terminate with effect from the last day of the sixth calendar month from the date on which the Investor ceases to hold at least 80% of a number of H Shares equal to the number of the Investor Shares as at the Listing Date; and, for the avoidance of doubt, such number of the Investor Shares shall be adjusted to take into account any sub-division or consolidation of the H Shares after the Listing Date.

7. ACKNOWLEDGEMENTS, UNDERTAKINGS AND WARRANTIES

7.1 Each of Starwood Capital and the Investor acknowledges and agrees that:

(a) the Company and the Joint Global Coordinators make no representation and give no warranty or undertaking that the Global Offering will proceed or be completed (within any particular time period or at all) and (subject to the obligation to use best efforts in clause 3.2) will be under no liability

whatsoever to the Investor in the event the Global Offering does not proceed or is not completed for any reason;

(b) this Agreement and the relationship and arrangements between the parties contemplated by this Agreement will be required to be described in the Public Documents and other marketing materials for the Global Offering and, specifically, this Agreement will be a material contract required to be filed with regulatory authorities and/or made available for public inspection in connection with the Global Offering;

(c) the Offer Price is to be determined by agreement between the Company and the Joint Global Coordinators (on behalf of the underwriters) following, and on the basis of, an international "roadshow" and "bookbuilding";

(d) the Investor Shares will be acquired by the Investor through the Joint Global Coordinators in their capacities as underwriters of the International Placing;

(e) the Investor Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, resold, pledged or otherwise transferred in the United States or to or for the account or benefit of U.S. Persons (as defined in Regulation S) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act;

(f) the Investor Shares will constitute "restricted securities" within the meaning of Rule 144 under the Securities Act;

(g) transfers of the Investor Shares may only be made pursuant to an exemption from registration under the Securities Act or in an "offshore transaction" (as defined in Regulation S) in accordance with Regulation S or pursuant to an effective registration statement under the Securities Act;

(h) the Investor has received (and may in future receive) information that may constitute material, non-public information in connection with its investment in (and holding of) the Investor Shares, and it will not, and will use its reasonable efforts to ensure that its affiliates, directors, officers, employees, advisers and representatives do not purchase, sell or otherwise trade, directly or indirectly, in the shares of the Company or their respective affiliates or associates in a manner that could result in any violation of the securities laws of the United States, Hong Kong or any other applicable jurisdiction relevant to such dealing;

(i) the draft prospectus provided to the Investor on a confidential basis is subject to change and should not be relied upon by the Investor in determining whether to invest in the Investor Shares, but nothing contained in this Agreement shall prevent the Investor from relying on the final International Placing Memorandum with respect to its investment in the Investor Shares;

(j) notwithstanding that any information concerning the Company may have been furnished to the Investor by or on behalf of the Company on or before the date hereof, each of the Company, the Joint Global Coordinators and their respective advisors and affiliates makes no representation and gives no warranty or undertaking as to the accuracy or completeness of any such information not contained in the final International Placing Memorandum and none of the Company, the Joint Global Coordinators and their respective advisers or their affiliates has or will have any liability to the Investor or its affiliates or advisers resulting from their use of such information;

(k) the Investor has obtained its own independent advice (legal and otherwise) to the extent it considers necessary or appropriate; and

(l) at or around the time of entering into this Agreement or at any time hereafter but before the closing of the International Placing, the Company has entered into, or may enter into, agreements similar to this Agreement with one or more other investors as part of the International Placing.

7.2 Starwood Capital and the Investor jointly and severally represent, warrant and undertake that:

(a) each of Starwood Capital and the Investor has been duly formed and incorporated respectively and is validly existing under the laws of the State of Connecticut, U.S., and Jersey, respectively;

(b) each of them has full power, authority and capacity, and has taken all actions required to enter into and perform its respective obligations under this Agreement;

(c) the entering into of this Agreement by each of them and the purchase of the Investor Shares by the Investor shall not result in any breach by any one of them of any agreement, undertaking (including, without limitation, any non-competition undertaking) or commitment binding on any one of them, and shall not contravene or result in a contravention of the laws of any jurisdiction to which any one of them is subject in respect of the transactions contemplated under this Agreement or which may otherwise be applicable to any one of them in connection with the Investor's subscription for the Investor Shares;

(d) the Investor and/or Starwood Capital has such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the prospective investment in the Investor Shares;

(e) the Investor is not a U.S. Person (as defined in Regulation S) nor is it located in the United States and is acquiring the Investor Shares in an offshore transaction in reliance on Regulation S;

(f) the Investor is not a "connected person" (as defined in the Listing Rules) and its purchase of the Investor Shares shall not constitute a "connected transaction" (as defined in the Listing Rules) or result in the Investor becoming a connected person (as defined in the Listing Rules); and

(g) the Investor is 100% owned or solely Controlled, directly or indirectly, by Starwood Capital.

7.3 Starwood Capital and the Investor jointly and severally warrant that all the information set out in schedule 2 is true and accurate and is not misleading. Without prejudice to the provisions of clause 7.1(b), Starwood Capital and the Investor consent to the mention and inclusion in the Public Documents of their names and all or part of the information set out in schedule 2 may be included in the Public Documents and other marketing materials for the International Placing. Starwood Capital and the Investor undertake to promptly provide such further information and/or supporting documentation (to the extent such documentation is readily available) relating to them, their ownership and/or otherwise relating to the matters referred to in schedule 2 which may reasonably be required by the Company to ensure its compliance with applicable companies or securities registration and/or the requests of competent regulatory authorities, including without limitation the Stock Exchange and the SFC.

7.4 The Company represents, warrants and undertakes that:

(a) it has been duly incorporated and is validly existing under PRC law;

(b) it has full power, authority and capacity, and has taken all actions required to enter into and perform its obligations under this Agreement;

(c) this Agreement has been duly authorized, executed and delivered by the Company and constitutes valid, legal and binding obligations of the Company;

(d) the Investor Shares will, when issued and delivered, be fully paid and free from all options, liens, charges, mortgages, pledges, claims, equities, encumbrances and other third party rights and interests and shall rank *pari passu* with the H Shares that are part of the Global Offering and to be listed on the Stock Exchange;

(e) the entering into of this Agreement by the Company and the issuance of the Investor Shares to the Investor by the Company shall not result in any breach by the Company of any agreement, undertaking (including, without limitation, any non-competition undertaking) or commitment binding on it;

(f) the final International Placing Memorandum will contain all relevant information about the Company and its subsidiaries which is material to an investor in H Shares for purposes of forming an informed opinion of the assets and liabilities, business, financial position, profits, losses and prospects of the Company and its subsidiaries, taken as a whole, and the rights attaching to the H Shares;

(g) all information to be contained in the final International Placing Memorandum will be true and accurate in all material respects and not misleading in any material respect and there will be no facts the omission of which would make any such information misleading in any material respect; and

(h) the execution and delivery of this Agreement by the Company shall not violate any provision of the articles of association of the Company then in effect.

7.5 The Company acknowledges, confirms and agrees that the Investor will be relying on information contained in the final International Placing Memorandum and that the Investor shall have the same rights in respect of the final International Placing Memorandum as other investors purchasing H Shares in the International Placing, and agrees to promptly notify the Investor in writing if any of its representations or acknowledgements herein cease to be accurate or complete in any material respect or becomes misleading in any material respect.

7.6 The Company agrees that it shall provide to the Investor each draft of and the final version of the International Placing Memorandum.

7.7 The Company agrees that it will not sell shares to any other strategic investors, cornerstone investors or other investors in the Company specifically named in the final International Placing Memorandum (as defined in clause 5.8) with terms, whether such terms are in the original strategic or placing agreement or any amendments or side agreements thereof or thereto, which provide to such investor (a) a more favourable purchase price, (b) less stringent restrictions on such investor's ability to dispose of or acquire H Shares than as set out in clause 5, (c) more favourable closing conditions or termination rights; (d) more favourable rights of sale, including without limitation, any registration rights under any applicable securities law; or (e) equal treatment provision that is more favourable than this clause 7.7; or (f) a right to purchase or to be allocated H Shares other than those stated to be purchased or allocated to such investor in the final International Placing Memorandum, in each case unless the Company makes such terms available to the Investor.

7.8 The Company and the Joint Global Coordinators agree that they shall not allocate H Shares to any other strategic investors, cornerstone investors or other investors in the Company specifically named in the final International Placing Memorandum (as defined in clause 5.8) other than those stated to be allocated to or purchased by them in the final International Placing Memorandum.

8. ANNOUNCEMENTS AND CONFIDENTIALITY

8.1 None of the parties hereto shall, without the prior written consent of the other parties hereto, (i) disclose any information concerning this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor and/or Starwood Capital; or (ii) make any public announcement in relation to this Agreement or the transactions contemplated herein or any other arrangement involving the Company and the Investor and/or Starwood Capital. Notwithstanding the foregoing, any party may make any such disclosure or announcement:

(a) to the Stock Exchange;

(b) to its legal and financial advisors and employees on a need-to-know basis; and

(c) as may be required by any law, regulatory authority or stock exchange rules (including submitting this Agreement as a material contract to the Hong Kong Companies Registry for registration and making it available for inspection by the public in accordance with the Companies Ordinance and the Listing Rules) or order of the court or for the purpose of initiating or defending any legal proceedings arising out of or in connection with the transactions contemplated in this Agreement.

9. NOTICES

9.1 All notices delivered hereunder shall be in writing in the English language and shall be communicated to the following addresses:

If to the Company, to:

24th Floor, Union Building, 100 Yan An Road East, Shanghai, the PRC

Facsimile: 8621 6321 7836

Attention: Company Secretary

If to the Investor, to:

22 Glenville Street, St Helier, Jersey, Channel Islands JE4 8PX

Facsimile: +44 (0) 1534 609 000

Attention: Director

and to: Starwood Capital

591 West Putnam Avenue, Greenwich, CT 06830, United States

Facsimile: +1 203 422 7867

Attention: Steve Finkelstein

If to Starwood Capital, to:

591 West Putnam Avenue, Greenwich, CT 06830, United States

Facsimile: +1 203 422 7867

Attention: Steve Finkelstein

If to BNPPP, to:

59th – 63rd Floors, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

Facsimile: 852-2845 3664

Attention: Ms. Esther Wong / Mr. Christopher Wong

If to UBS AG, to:

52nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

Facsimile: 852- 2971 7173

Attention: Will Li

9.2 Any such notice shall be delivered by hand or sent by facsimile or by pre-paid post. Any notice shall be deemed to have been delivered, if delivered by hand, when delivered and if sent by facsimile, on receipt of confirmation of transmission and if sent by pre-paid post, (in the absence of evidence of earlier receipt) 48 hours after it was posted (or six days if sent by air mail). Any notice received on a day which is not a business day shall be deemed to be received on the next following business day.

10. GENERAL

10.1 Each of the parties confirms and represents that this Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligations and that, except for such consents, approvals and authorizations as may be required by the Company to implement the Global Offering, no corporate, shareholder or other consents, approvals or authorisations are required by such party for the performance of its obligations under this Agreement and each of the parties further confirms that it can perform its obligations described hereunder.

10.2 Save for manifest error, calculations and determinations made in good faith by the Joint Global Coordinators shall be conclusive with respect to the number of Investor Shares and the Offer Price for the purpose of this Agreement.

10.3 The Investor and the Company shall cooperate with respect to any notifications to, or consents and/or approvals of, third parties which are or may reasonably be required for the purposes of or in connection with this Agreement.

10.4 No alteration to, or variation of, this Agreement shall be effective unless it is in writing and signed by or on behalf of all the parties hereto.

10.5 This Agreement will be executed in the English language only. Any Chinese language version of this Agreement shall not be binding and shall be for reference only.

10.6 Each party shall bear its own legal and professional fees, costs and expenses incurred in connection with this Agreement, save that stamp duty arising in respect of any of the transactions contemplated in this Agreement shall be borne

by the relevant transferor/ seller and the relevant transferee/ buyer in equal shares.

10.7 Time shall be of the essence of this Agreement.

10.8 All provisions of this Agreement shall so far as they are capable of being performed or observed continue in full force and effect notwithstanding completion of the acquisition of the Investor Shares by the Investor in accordance with clause 4 of this Agreement except in respect of those matters then already performed.

10.9 This Agreement constitutes the entire agreement and understanding between the parties in connection with the investment in the Company by the Investor. This Agreement supersedes all prior communications, understandings and agreements relating to the subject matter hereof, whether written or oral.

10.10 No delay or failure by a party to exercise or enforce (in whole or in part) any right provided by this Agreement or by law shall operate as a release or waiver, or in any way limit that party's ability to further exercise or enforce that, or any other, right. A waiver of any breach of any provision of this Agreement shall not be effective, or implied, unless that waiver is in writing and is signed by the party against whom that waiver is claimed.

10.11 Any and all rights conferred or purported to be conferred by any provision of this Agreement on or in favour of the Joint Global Coordinators (save for the provisions of clauses 4.3, 5.1 and 5.3) shall cease to have effect immediately upon the closing of the International Placing (including, for this purpose, the closing of the Over-allotment Option (if applicable)) provided that such cessation shall be without prejudice to the rights and obligations of the Joint Global Coordinators accrued prior to the closing of the International Placing.

11. GOVERNING LAW AND JURISDICTION

11.1 This Agreement shall be governed by, and interpreted in accordance with, the laws of Hong Kong.

11.2 Each party submits to the non-exclusive jurisdiction of the Hong Kong courts.

12. PROCESS AGENT

12.1 Starwood Capital and the Investor each irrevocably appoints Law Debenture at Room 1904, 19th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, to receive, for it and on its behalf, service of process in proceedings in Hong Kong. Such service shall be deemed completed on delivery to the process agent (whether or not it is forwarded to and received by Starwood Capital or the Investor). If for any reason the process agent ceases to be able to act as such or no longer has an address in Hong Kong, Starwood Capital and the Investor each agrees to appoint a substitute process agent acceptable to the Company and the Joint Global Coordinators, and to deliver

SCHEDULE 2

PARTICULARS OF INVESTOR

Name of Investor: JJ Co-Invest Holdings Limited

Place of incorporation: Jersey, Channel Islands

Business registration number: 94830

Principal activities: investment holding

Ultimate corporate controlling shareholder: Starwood Capital Group Global, L.L.C.

Description of the Investor and Starwood Capital:

"Starwood Capital Group Global, L.L.C. (**"Starwood Capital"**) is the general manager and controlling member of each of the general partners of the discretionary funds sponsored by Starwood Capital. JJ Co-Invest Holdings Limited (the **"Strategic Investor"**) is indirectly wholly-owned by such funds and is indirectly solely controlled by Starwood Capital. Starwood Capital has been a leader in real estate investments since its inception in 1991. Its international investors' base includes some of the largest state and corporate pension funds in the United States, endowments and foundations, plus high-net worth families from around the world. During the past fifteen years, Starwood Capital and its affiliates have invested approximately US$5.8 billion of equity capital in transactions totaling more than US$15.9 billion, has closed and/or advised on more than 215 transactions ranging in size from US$1 million to US$14.6 billion, and has acquired equity interests in residential lots, multifamily and condominium units, hotels, offices, retail and industrial space, and golf and leisure-related properties. Starwood Capital has led the formation and growth of several market-leading companies, which include iStar Financial (NYSE: SFI), the leading publicly traded finance company which specializes in commercial real estate mortgage, mezzanine and net lease financing; Starwood Hotels & Resorts Worldwide (NYSE: HOT), a leading global owner/operator of hotels, which owns brands such as Sheraton, Westin, The St. Regis Luxury Collection and the "W"; and National Golf Properties/American Golf Corporation, the largest owner/operator of golf courses and related facilities in the United States. The most recent transactions conducted by Starwood Capital include a US$3.2 billion acquisition of Groupe Taittinger and Societe du Louvre, the second-largest hotel network in Europe which owns and operates a unique collection of 14 luxury hotels in France, Switzerland and other places of Europe and which manages more than 800 budget hotels throughout Europe; and a US$973 million acquisition of the Le Meridien hotel portfolio comprised of 32 luxury, four/five star-rated hotels located primarily across Europe and also in North America, Africa and South America."

IN WITNESS whereof each of the parties has executed this Agreement by its duly authorized signatory on the date set out at the beginning.

Signed by 俞敏亮)
for and on behalf of)
SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED)
in the presence of:)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

Signed by BARRY STERNLICHT)
for and on behalf of)
JJ CO-INVEST HOLDINGS LIMITED)
in the presence of: 孙农)

Signed by BARRY STERNLICHT)
for and on behalf of)
STARWOOD CAPITAL GROUP GLOBAL, L.L.C.)
in the presence of: 孙农)

Signed by)
for and on behalf of)
BNP PARIBAS PEREGRINE CAPITAL LIMITED)
in the presence of:)

Signed by 蔡洪平)
for and on behalf of)
UBS AG)
in the presence of: ZEMIN LI)

IN WITNESS whereof each of the parties has executed this Agreement by its duly authorized signatory on the date set out at the beginning.

Signed by)
for and on behalf of)
SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
JJ CO-INVEST HOLDINGS LIMITED)
in the presence of:)

Signed by)
for and on behalf of)
STARWOOD CAPITAL GROUP GLOBAL, L.L.C.)
in the presence of:)

Signed by WONG KA WAI ESTHER)
for and on behalf of)
BNP PARIBAS PEREGRINE CAPITAL LIMITED) Esther Wong
in the presence of:)
DIANE LUK PIK SHAN
Diane

Signed by)
for and on behalf of)
UBS AG)
in the presence of:)

Summary of Placing Agreement

A placing agreement dated 15 November 2006 entered into between the Company, JJ Co-Invest, Starwood Capital and the Joint Global Coordinators, pursuant to which JJ Co-Invest has conditionally agreed to subscribe for H Shares in the amount of US$30 million and Starwood Capital and the Company stated their wish to work together in the interest of developing and strengthening each other's hotel businesses mainly in the PRC and their intention to cooperate on hotel business projects.

The subscription obligation of JJ Co-Invest is conditional upon (a) the Underwriting Agreements being entered into and having become unconditional in accordance with their respective terms, (b) none of the Underwriting Agreements having been terminated by the date and time for that purpose as specified in such agreements, and (c) the Listing Committee of the Stock Exchange having granted the listing of, and permission to deal in, the H Shares. If such conditions have not been fulfilled on or before 31 March 2007 (or such other date as may be agreed among the Company, JJ Co-Invest and the Joint Global Coordinators), the obligation of JJ Co-Invest to purchase the Strategic Shares shall cease.

锦江之星旅馆有限公司股东协议

本协议（“本协议”）由以下各方（单称“一方”，合称“各方”）于二零零六年十一月十六日签订：

(1) 上海锦江国际酒店（集团）股份有限公司（“酒店集团”），一家根据中国法律成立并存续的股份有限公司，其法定住所为：上海市杨新东路24号316-318室，法定代表人：俞敏亮；及

(2) 上海锦江国际酒店发展股份有限公司（“锦江酒店”），一家根据中国法律成立并存续的股份有限公司，其法定住所为：上海市浦东新区浦电路389号12楼，法定代表人：俞敏亮；及

(3) 锦江之星旅馆有限公司一期股权激励计划受益人（“一期受益人”），其均具有完全的民事权利能力和民事行为能力，包括以下自然人：

姓名		身份证编号
徐祖荣	中国公民	310105195506212039
杨卫民	中国公民	310102195410304853
陈灏	中国公民	310106500131241
俞萌	中国公民	310105195902121219
刘国祥	中国公民	310110640105427
冯学华	中国公民	310107195411291267
范本厚	中国公民	310106194910130037
李玲	中国公民	310105195709092823
周志强	中国公民	31010719610216201X

(4) 锦江之星旅馆有限公司二期股权激励计划受益人（“二期受益人”，与“一期受益人”共同称为“受益人”，“一期受益人”、“二期受益人”和“受益人”均在本协议中视不同情况指代各自群体之全部或部分），其均具有完全的民事权利能力和民事行为能力，包括以下自然人：

姓名		身份证编号
张　斌	中国公民	310109196510054010
方福汇	中国公民	310104195102152475
徐祥根	中国公民	310107196206110855
李志平	中国公民	310104195408234414

徐政坤	中国公民	310106195408263234
张　泽	中国公民	210202197701036415
李子恺	中国公民	360102197806270010
徐　萍	中国公民	31010519570329124X
戴皓明	中国公民	310105196409202490
丁衡山	中国公民	310106195410302837
姚庆全	中国公民	310110195810314217
郑锦武	中国公民	310103195611060097
黄建国	中国公民	310102195512164038
田　冰	中国公民	37080219681214362X
李颐轩	中国公民	110101641220005
程民根	中国公民	310108195402165310
陈文哲	中国公民	310101197207131611
沈　莉	中国公民	310108196812142028
金璐翊	中国公民	310101197705190016
庄玉良	中国公民	310105196103252815
卫志平	中国公民	310105195510131258
徐建龙	中国公民	310106540712401
卞迎顺	中国公民	310107196106040917

鉴于：

(1) 锦江之星旅馆有限公司（“锦江之星”或“公司”）是一家由酒店集团、锦江酒店和受益人联合投资，在中国上海设立的企业法人，其注册地址为：上海市浦东新区浦建路 1121 号 101-103 室，注册资本为人民币 17,971.22 万元；

(2) 2004 年 4 月 29 日，公司执行第一期股权激励方案，按照该方案，公司注册资本增加至人民币 17297.3 万元，一期受益人认购增资人民币 1037.84 万元。为执行该方案，锦江国际（集团）有限公司（“锦江国际”）、锦江国际酒店管理有限公司（“酒店管理公司”）、上海锦江国际实业投资股份有限公司（“锦江投资”）和一期受益人于同日签订了《锦江之星旅馆有限公司增资扩股协议》（“一期增资协议”）；

(3) 一期增资协议签订后，公司股权结构先后发生如下变化：锦江投资将所持锦江之星所有股权合法转让予锦江国际；锦江国际将所持锦江之星 74%股权合法划转予酒店集团；酒店管理公司将所持锦江之星 20%股权合法转让予锦江酒店；

(4) 2006 年 7 月 3 日，公司执行第二期股权激励方案，按照该方案，公司注册资本增加至人民币 17,971.22 万元，二期受益人认购增资人民币

539.1365 万元，同时，锦江酒店认购增资人民币 134.7835 万元。为执行该方案，酒店集团、锦江酒店、一期受益人和三期受益人于同日签订了《锦江之星旅馆有限公司增资扩股协议》（"三期增资协议"）；

(5) 截至本协议签订之日止，第一期和第三期股权激励方案均已执行完毕，公司两次增加注册资本均已在工商部门完成变更登记；

(6) 于 2006 年 11 月 10 日，锦江国际、锦江投资以及酒店管理公司分别出具一份确认函，确认其在转让各自所持锦江之星股权的同时，已一并将其在一期增资协议下所享有之权利及所承担之义务转让予其股权受让方，并自此不再作为一期增资协议的合同主体，不再享有该协议项下的任何权利及承担该协议项下的任何义务。据此各方一致确认，自锦江国际和酒店管理公司将一期增资协议下原由其享有之权利及承担之义务分别转让予酒店集团和锦江酒店时起，酒店集团和锦江酒店即成为一期增资协议的合同主体，按协议约定之条件享有及承担上述权利及义务；

(7) 于本协议项下，"股权"是指各方在锦江之星中已出资的注册资本及与该等注册资本有关的所有权益，该权益包括但不限于现有资产受益权利、预期收益权利、重大决策和选择管理者等权利；

(8) 各方目前的股权比例如下：

酒店集团	71.225%
锦江酒店	20.00%
一期受益人合计	5.775%，其中各自然人股权比例明细如下：
徐祖荣	1.4438%
杨卫民	0.9625%
陈灏	0.9625%
俞萌	0.7219%
刘国祥	0.7219%
冯学华	0.2888%
范本厚	0.2888%
李玲	0.1925%
周志强	0.1925%
三期受益人合计	3%，其中各自然人股权比例明细如下：
张 斌	0.2%

方福汇	0.2%
徐祥根	0.2%
李志平	0.2%
徐政坤	0.2%
张　泽	0.2%
李予恺	0.2%
徐　萍	0.15%
戴皓明	0.13%
丁衡山	0.12%
姚庆丰	0.1%
郑锦武	0.1%
黄建国	0.1%
田　泳	0.1%
李颐轩	0.1%
程民根	0.1%
陈文晋	0.1%
沈　莉	0.1%
金璐翊	0.1%
庄玉良	0.1%
卫志平	0.1%
徐建龙	0.05%
丁迎顺	0.05%

各方经友好协商，一致达成本协议条款如下：

第一章　修改一期增资协议和二期增资协议

第一条　各方一致同意，自本协议签订之日起，一期增资协议第三章至第三十条和二期增资协议第三章至第三十一条予以删除。同时，各方对本协议签订之日前已按照一期增资协议和二期增资协议完成的锦江之星增资行为予以确认。

第二章　受益人所持锦江之星股权的管理

各方一致同意，受益人所持股权按如下约定管理，受益人亦承诺接受对所持股权

的限制性规定。

第二条 受益人所持股权的限制

受益人其股东权利的行使受《锦江之星旅馆有限公司章程》、《锦江之星股权激励管理办法》及补充文件、其他锦江之星有关股权激励规定的制约。各方确认，锦江之星或其股东出于规范股权激励计划的需要，有可能在本协议约定的基础上对激励股权的管理进行进一步的细化及修订。各方同意，一旦有权机构细化或修订了激励股权管理相关的文件（包括但不限于《锦江之星旅馆有限公司章程》、《锦江之星股权激励管理办法》等），受益人将受到该等细化及修订的制约，无论该等细化及制约是否与本协议的约定冲突。

1、各方同意，未经代表公司二分之一以上表决权的其他股东同意，受益人不得将所持股权向除酒店集团及锦江酒店外的第三方转让；若该股权转让未获其他股东同意的，不同意的股东无义务购买上述拟转让的股权；

2、未经代表公司二分之一以上表决权的其他股东同意，受益人内部之间不得相互转让股权；

3、受益人如欲转让所持股权，则酒店集团具有优先受让权；

4、受益人不得以所持股权向除酒店集团及锦江酒店外的第三方设置质押等涉及第三方权利的行为。

第三条 受益人所持股权限制的取消

1、对受益人而言，一旦发生以下事项（以先发生者为准），其持有的全部股权取消第二条中除优先受让权和优先购买权外的其他限制性规定：

自持有股权之日起，担任锦江之星董事、总裁、副总裁、总裁助理、执行经理、区域公司总经理、重要部门负责人已满两届聘用期或任期的；

自持有股权之日起，已满五年期限的。

2、在锦江之星引入新的战略投资者且酒店集团愿意放弃优先受让权的情况下，经公司股东会同意，受益人持有的股权可直接向战略投资者转让，具体可转让的股权数量由薪酬委员会根据公司股东会的有关决议确定；

3、锦江之星在国内外直接上市后，受益人持有的股权根据上市地有关规定可以依法流通和转让，上述限制性规定将全部自行取消。

第四条　受益人所持股权的退出机制

受益人所持股权的退出机制，是指出现下述情况时，对受益人所持锦江之星股权的处理：

1、正常退出：

（1）受益人的聘用期或任期未满，其申请离职或离任，股东会、董事会或公司同意时；

（2）股东会、董事会或公司提出不再聘用或选任时；

（3）受益人因任何原因丧失行为能力或者退休时；

（4）受益人在任期内死亡时；

（5）若有其他原因（比如不可抗力）造成受益人不担任公司股东时或不履行其在公司应履行的有关职责时，公司另有明确约定的除外。

当发生以上事项时，受益人持有的股权，必须在相关事项发生日起的45个工作日内办理回购手续，由酒店集团或其指定第三方予以回购，回购价格根据第六条有关正常退出回购价格的确定条款计算确定。

2、强制退出

（1）受益人的聘用期或任期未满，受益人申请离职或离任，股东会、董事会或公司不同意，但其坚持离职或离任时；

（2）受益人因下列原因被解聘或辞任时：

因严重失职、渎职或因此被判定承担任何刑事责任的；

违反国家有关法律法规、公司章程规定且给公司造成损失并被处罚的；

公司有足够的证据证明受益人在任期间，存在受贿索贿、贪污盗窃、泄漏公司经营和技术秘密、损害公司声誉等行为，给公司造成损失的。

当发生以上事项时，受益人持有的股权，必须在相关事项发生日起的四十五个工作日内办理回购手续，由酒店集团或其指定第三方予以强制性回购，回购价格根据第六条有关强制退出回购价格的确定条款计算确定。

第五条　特殊事宜

1、股东会、董事会或公司与受益人续聘或续任时，其持有的股权仍按原有的规定享有权利和义务。

2、受益人因工作需要调离现有职位至锦江国际所属其他公司时，其持有的股权仍按原有的规定享有权利和义务。

3、当公司与其他公司合并或被收购时，受益人持有的股权根据原有规定可以继续持有或者在酒店集团放弃优先受让权的情况下，及经代表公司二分之一以上表决权的其他股东同意后，可转让与第三方。

4、当公司发生清盘时，受益人拥有的股权与公司其他股东享有同等权益，有权分享清盘时的公司资产。

第六条 股权回购

1、当第四条第1、2款所述事项成就时，受益人必须向酒店集团或其指定第三方出让其所持股权，由酒店集团或其指定第三方予以回购。

2、回购价格由股东会于每年年初以上一年度经审计后的净资产值为基准，按不低于该基准价格的水平，统一确定当年度的回购价格。

3、在受益人正常退出，酒店集团或其指定第三方予以回购的情况下，酒店集团或其指定第三方除根据股东会当年度确定的回购价格支付股权转让款外，须另行根据受益人的出资额，按银行同期的定期存款利率向其支付持股期间的补偿费用，不足一年按一年计算。

4、在受益人强制退出，酒店集团或其指定第三方予以回购的情况下，酒店集团或其指定第三方仅根据股东会当年度确定的回购价格支付股权转让款，不再另行支付持股期间的补偿费用。

5、在第六条第二款下的每年度的回购价格的确定须经代表公司二分之一以上表决权的股东于股东会上决议通过，在当年内有效。

第三章 协议各方的陈述、承诺和保证

第七条 为签署本协议之目的，本协议各方相互陈述、承诺及保证如下：

1、其为依法设立并有效存续的独立法人机构或具有民事行为能力的自然人，并具有独立签署及履行本协议的权力及权利；

2、其将为本协议生效履行所有必需的批准程序；

3、其签字代表已经其正式授权，任何情况下任何一方均不得主张该签字因无适当授权而无效；

4、于本协议生效时起，其将受本协议条款的约束。

第四章　各方的权利和义务

第八条　本协议各方按照所占股权比例享有资产收益、重大决策和选择管理者等权利，具体包括：

1、查阅董事会记录和公司的财务会计报告，必要时有权独立聘请审计机构对公司财务进行审计；

2、按出资比例分取红利，公司新增资本时，各方有权按其持股比例优先认缴相应部分的增资；

3、法律或本合同及公司章程规定的其他权利。

第九条　各方应承担以下义务：

1、以其出资额为限对公司承担责任；

2、非经股东会或董事会决议，各方不得任意干涉公司管理人员在公司章程授权范围内的经营管理工作；

3、法律或本合同及公司章程规定的其他义务。

第五章　公司组织机构

第十条　股东会

1、酒店集团、锦江酒店及受益人共同组成公司股东会。股东会是公司的最高权力机构。

2、股东会行使下列职权：

1）决定公司的经营方针和投资计划；

2）选派和更换非由职工代表担任的董事、监事，决定有关董事、监事的报酬事项；

3）审议批准公司股权激励计划；

4）审议批准董事会的报告；

5）审议批准监事会的报告；

6）审议批准公司的年度财务预算方案、决算方案；

7）审议批准公司的利润分配和弥补亏损方案；

8）对发行公司债券作出决议；

9）对公司增加或者减少注册资本作出决议；

10）对股东向股东以外的人转让出资作出决议；

11）对公司合并、分立、变更公司形式、解散和清算等事项作出决议；

12）修改公司章程。

上述事宜股东以书面形式一致表示同意的，可以不召开股东会会议，直接作出决定，并由全体股东在决议文件上签名、盖章。

3、股东会就上述第2款项下第9）、11）和12）项事宜作出决议时，须经代表三分之二以上表决权的股东通过；除公司章程另有规定外，股东会就其他事宜作出决议，须经代表二分之一以上表决权的股东通过。

4、股东会会议分为定期会议和临时会议。股东会定期会议每年至少召开一次。代表十分之一以上表决权的股东，或三分之一以上董事，或监事会提议，应召开临时会议。

5、股东会会议由董事会召集，董事长主持；董事长不能履行职务或者不履行职务时，由副董事长主持；副董事长不能履行职务或者不履行职务时，由半数以上董事共同推举一名董事主持。

董事会不能履行或者不履行召集股东会议职责的，由监事会召集和主持；监

事会不召集和主持的，代表十分之一以上表决权的股东可以自行召集和主持。

6、召开股东会会议，由董事会在会议召开十五日前书面通知全体股东；股东会会议纪要由出席会议的股东签名后存档。

第十一条　董　事　会

1、公司设董事会，董事会由九人组成，其中，酒店集团推荐五名，锦江酒店推荐两名，受益人共同推荐一名，职工代表董事一名。

职工代表董事由公司职工通过职工大会或者其他形式民主选举产生。

2、董事会设董事长一名，为公司法定代表人；董事会另设副董事长若干名，董事长和副董事长由董事会选举产生。

3、董事会对股东会负责，行使下列职权：
1）负责召集股东会，并向股东会报告工作；
2）执行股东会的决议；
3）审议公司股权激励计划；
4）决定公司的经营计划和投资方案；
5）制订公司的年度财务预算方案、决算方案；
6）制订公司的利润分配方案和弥补亏损方案；
7）制订公司增加或者减少注册资本以及发行公司债券的方案；
8）拟订公司合并、分立、变更公司形式、解散的方案；
9）决定公司内部管理机构的设置；
10）决定聘任或者解聘公司总裁；根据总裁的提名，决定聘任或者解聘公司副总裁、财务总监等高级管理人员，决定其报酬事项；
11）制定公司的基本管理制度。

4、董事任期每届三年，连选可以连任。

董事任届期满未及时改选，或者董事在任期内辞职导致董事会成员低于法定人数的，在改选出的董事就任前，原董事仍应依照法律、行政法规和公司章程的规定，履行董事职务。

5、董事会每年至少召开一次。经三分之一以上董事提议可以召开董事会临时会议。董事会会议应由二分之一以上董事出席方可举行，否则不能通过董事会决议。

董事会会议由董事长召集和主持；董事长不能履行职务或不履行职务时，由副董事长召集和主持；副董事长不能履行职务或不履行职务的，由半数以上董事共同推举一名董事召集和主持。

召开董事会会议，应于会议召开十日以前书面通知全体董事。董事会决议的表决实行一人一票。董事会决议必须由半数以上表决通过。董事会会议纪要由出席会议的董事签名后存档。

6、董事会下设薪酬与考核委员会，主要负责制定公司管理团队的股权激励方案、薪酬政策与方案、考核标准，并对管理团队进行考核。薪酬与考核委员会由 3-5 名委员组成，由公司股东方推荐人选，由公司董事会委任。

7、董事会根据需要，可以设置其他专业委员会，以协助董事会工作的开展。

第十三条 监 事 会

1、公司设监事会，监事会由三名监事组成。其中，酒店集团推荐一名，锦江酒店推荐一名，职工代表监事一名。职工代表监事由公司职工通过职工大会或者其他形式民主选举产生。

监事会设监事会主席一名，由全体监事过半数选举产生。

2、监事会行使下列职权：

1）检查公司财务；

2）对董事、高级管理人员执行公司职务时的行为进行监督，对违反法律、行政法规、公司章程或者股东决议的董事、高级管理人员提出罢免的建议；

3）当董事、总裁的行为损害公司的利益时，要求董事、总裁予以纠正；

4）提议召开临时股东会会议，在董事会不履行召集和主持股东会会议职责时召集和主持股东会会议；

5）向股东会会议提出提案；

6）按照《公司法》的相关规定，享有对董事、高级管理人员提起诉讼的权利。

3、监事的任期每届为三年，连选可以连任。公司董事、经理及财务部门负责人不得兼任监事。

监事任期届满未及时改选，或者监事在任期内辞职导致监事会成员低于法定人数的，在改选出的监事就任前，原监事应按照法律、行政法规和公司章程的规定，履行监事职务。

4、监事会每年度至少召开一次会议，监事可以提议召开临时监事会会议。
监事会主席负责召集和主持监事会会议；监事会主席不能履行职务或者不履行职务的，由半数以上监事共同推举一名监事召集和主持监事会会议。

监事会会议必须经半数以上表决通过。监事会会议记录由出席会议的监事签名后存档。

5、监事列席董事会会议，并对董事会决议事项提出质询或建议。

监事会发现公司经营情况异常，可以进行调查；必要时，可以聘请会计师事务所等协助其工作，费用由公司承担。

6、监事会行使职权所必需的费用由公司承担。

第十三条 管 理 团 队

1、公司管理团队负责公司的日常经营管理工作，公司管理团队成员包括公司董事、总裁、副总裁、总裁助理、财务总监、区域公司总经理和公司重要部门负责人及其他经营管理人员。

2、公司设总裁一名，由酒店集团推荐，董事会聘任。

3、董事经董事会委派，可以兼任总裁等公司管理职务。

4、总裁对董事会负责，行使下列职权：
1）主持公司的生产经营管理工作，组织实施董事会决议；
2）组织实施公司年度经营计划和投资方案；
3）拟订公司内部管理机构设置方案；
4）拟订公司的基本管理制度；

5) 制订公司的具体规章；
6) 提请聘任或者解聘公司副总裁、财务总监；
7) 决定聘任或者解聘除应由董事会聘任或者解聘以外的负责管理的人员；
8) 董事会授予的其他职权。
9) 非董事的总裁，可以列席董事会会议。

5、总裁、副总裁除非得到股东会或董事会的批准，不得参与和本公司有商业竞争或者其他利益冲突的其他组织，包括但不限于在该等组织任职、享有权益等。

6、总裁、副总裁、财务总监及其他高级管理人员请求辞职时，应提前三十天向董事会提出书面报告。

7、总裁、副总裁、财务总监及其他高级管理人员如有营私舞弊或严重失职行为而无法胜任工作的，经董事会决议可予以撤换。

8、董事、总裁、副总裁、财务总监及其他高级管理人员不得自营或者为他人经营与公司同类的营业或者从事损害本公司利益的活动。从事上述营业或者活动的，所得收入归公司所有。

上述人员除公司章程规定或者经股东会同意外，不得同公司订立合同或者进行交易。

第六章　费用

第十四条　各方为准备和执行本协议而支付的税费，均依法自行承担。

第七章　保密条款

第十五条　各方同意并保证，在未经公司书面许可的情况下，任何时候（法律列明的情况除外）都不得向任何人泄漏关于公司的商业、财务、经营方式及其它非公开的信息，也不得泄漏本协议或其他相关文件（包括但不限于《锦江之星股权激励管理办法》等）的有关信息。

第八章　违约责任

第十六条　本协议任何一方违反本协议导致公司遭受任何损失，应向公司负赔偿

责任，导致其他方的任何损失，应向其他方负赔偿责任。

第九章　合同效力

第十七条　本协议经酒店集团、锦江酒店各自法定代表人或者其授权代表签字并加盖公章，且各受益人本人签字后生效。

第十章　变更和解除

第十八条　自本协议签订后，任何一方均不得擅自变更或解除本协议。本协议须由各方协商一致后以书面方式修订，除非该等修订系根据法律法规和政策的规定作出。

第十一章　争议与解决

第十九条　各方就本协议的解释和履行发生争议时，应首先通过友好协商解决。如各方自开始协商之日起六十日内无法通过协商达成一致，则任何一方有权将该等争议提交上海仲裁委员会，依其在提起仲裁时有效的仲裁规则通过仲裁解决。仲裁裁决是终局的，对本协议项下各方均具有约束力。除非仲裁裁决另行裁定，仲裁费应由败诉方承担。

第十二章　不可抗力

第二十条　由于不可预见以及其他不能预见，并且对其发生和后果不能防止或避免的不可抗力事件，致使影响本协议的履行或者不能按约定的条件履行时，遇有上述不可抗力事故的一方，应立即将事故情况通知另外各方，按事故对履行协议影响的程度，由各方协商决定是否解除本协议，或者免除或部分免除履行本协议的责任，或者延期履行本协议。

第十三章　适用法律

第二十一条　本协议的签订、效力、解释、履行及争议的解决受中华人民共和国法律、法规和规范性文件的管辖。在酒店集团于香港联合交易所有限公司主板上市后，各方在行使本协议下的权利或履行本协议下的义务时，同时受制于香港联合交易所有限公司证券上市规则及香港其他适用法例及法规的规限。

第十四章　其他条款

第二十三条 补充文件

1. 各方已签署相应的《锦江之星旅馆有限公司股权回购协议》，并在回购成交时签订《锦江之星旅馆有限公司股权回购成交协议》，以上两份协议作为本协议的补充文件，同样具有法律效力。其中，一期受益人签署的《锦江之星旅馆有限公司股权回购协议》中锦江国际和锦江投资的权利义务均由酒店集团享有及承担，酒店管理公司的权利义务由锦江酒店享有及承担。

2. 如有其他未尽事宜，可由协议各方另行协商签订其他补充协议，其他补充协议与本协议具有同等法律效力，并组成本协议不可分割的部分。

第二十三条 本协议一式叁拾陆份，本协议各方各执壹份，公司执贰份，每份具有同等效力。

本页及以下为《锦江之星旅馆有限公司股东协议》之签字页，无正文

上海锦江国际酒店（集团）股份有限公司（盖章）

法定代表人/授权代表（签字）：

上海锦江国际酒店发展股份有限公司（盖章）

法定代表人/授权代表（签字）：

徐祖荣（签字）：

杨卫民（签字）：

陈灏（签字）：

俞萌（签字）：

刘国祥（签字）：

冯学华（签字）：

范本厚（签字）：

李玲（签字）：

周志强（签字）：

张斌（签字）：

方福汇（签字）：

徐祥根（签字）：

李志平（签字）：

徐政坤（签字）：

张泽（签字）：

李予恺（签字）：

徐洋（签字）：

戚皓明（签字）：

丁衡山（签字）：

姚庆丰（签字）：

郑锦武（签字）：

黄建国（签字）：

田冰（签字）：

李颐轩（签字）：

程民根（签字）：

陈文哲（签字）：

沈莉（签字）：

金璐翊（签字）：

庄玉良（签字）：

卫志平（签字）：

徐建龙（签字）：

丁迎顺（签字）：

Summary of the Jin Jiang Inn Shareholders' Agreement

The Jin Jiang Inn Shareholders' Agreement dated 16 November 2006 entered into between the Company, Jin Jiang Hotels Development and 32 individuals, specifying their respective rights and obligations in their capacities as shareholders of Jin Jiang Inn. Under the Jin Jiang Inn Shareholders' Agreement, all the shareholders of Jin Jiang Inn have been granted pre-emptive rights over new equity interest to be issued by Jin Jiang Inn in proportion to their respective equity interests in Jin Jiang Inn. If any of the above connected persons exercises his or her pre-emptive right and receives a pro rata entitlement to the newly issued equity interest in his or her capacity as a shareholder of Jin Jiang Inn, such issue of equity interest constitutes a connected transaction of the Company under the Listing Rules which is fully exempted under Rule 14A.31(3)(a) of the Listing Rules from all the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

Under the articles of association of Jin Jiang Inn, the Company and Jin Jiang Hotels Development have been granted certain rights of first refusal over the equity interests held by the above connected persons. If the Company or Jin Jiang Hotels Development decides to transfer, exercise or not to exercise any of the above rights of first refusal, they shall comply with all the applicable disclosure, reporting and/or shareholders' approval requirements under the Listing Rules in respect of connected transactions.

RECEIVED
2007 FEB -8 A 9:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

锦江国际（集团）有限公司

与

上海锦江国际酒店（集团）股份有限公司

商标使用许可协议

本协议由以下双方（单称“一方”，合称“双方”）于二零零六年十二月二十日签订：

（1） 锦江国际（集团）有限公司（“**锦江国际**”），一家根据中华人民共和国（“**中国**”）法律成立并存续的有限责任公司，其法定住所为上海市延安东路100号23楼， 企业法人营业执照注册号为3100001000547；及

（2） 上海锦江国际酒店（集团）股份有限公司（“**股份公司**”），一家根据中国法律成立并存续的股份有限公司，其法定住所为：上海市杨新东路 24 号316-318室，企业法人营业执照注册号为3100001003780。

鉴于：

(A) 列载于本协议附件一中的各项注册商标（以下称“标的注册商标”）和列载于本协议附件二中的各项正在申请注册的商标（以下称“标的申请商标”，“标的注册商标”和“标的申请商标”合称“标的商标”）已由锦江国际分别在中国及其他国家和地区合法注册或合法向有权部门提出注册申请，锦江国际合法拥有标的注册商标的专用权，并预期将获得标的申请商标的专用权。

(B) 锦江国际同意依照本协议规定的条款和条件以独占使用许可方式许可股份公司在许可使用期限内使用标的商标。

(C) 股份公司同意接受锦江国际授予的标的商标使用许可。

因此，双方兹就前述标的商标使用许可事宜，达成如下协议：

1. <u>定义和解释</u>

1.1 除非上下文中另有要求，下述措词应有下述含义：

“会计年度”	截至十二月三十一日的会计年度；
“附属公司”	其界定见上市规则的规定，包括现在及将来的附属公司；
“联交所”	指香港联合交易所有限公司；

“上市规则”　　　指联交所主板证券上市规则；

“营业日”　　　指除中国法定的公共假日和休息日（即周六和周日）以外的任何日期；和

“中国”　　　指中华人民共和国，就本协议而言，不包括香港特别行政区、澳门特别行政区和台湾地区。

1.2　除非有相反的规定，在本协议中：

（a）　一方包括其继承者；

（b）　条款即为本协议之条款；

（c）　本协议应解释为可能不时经延期、修改、变更或补充的本协议；和

（d）　本协议标题仅为方便而使用，并不影响本协议的解释。

2.　锦江国际授予股份公司标的商标使用许可

2.1　锦江国际同意股份公司在本协议规定的许可使用期限内按照本协议规定的条款和条件以独占使用许可的方式使用标的注册商标，标的注册商标的商标标识及其相关内容详见本协议附件一。锦江国际在许可期限内仅许可股份公司一个被许可人使用标的商标，且锦江国际及其附属公司在许可期限内不得使用标的商标。

2.2　锦江国际同意，标的申请商标一旦经合法注册为注册商标，股份公司即可在本协议规定的许可使用期限内按照本协议规定的条款和条件以独占使用许可的方式使用标的申请商标，标的申请商标的商标标识及其相关内容详见本协议附件二。锦江国际在许可期限内仅许可股份公司一个被许可人使用标的商标，且锦江国际及其附属公司在许可期限内不得使用标的商标。

2.3　除本协议依照第 4.3 条的规定而提前终止外，锦江国际授予股份公司标的注册商标使用许可的期限自本协议生效之日起至 2008 年 12 月 31 日，到期后，双方同意本协议的有效期将无条件地以三年为一周期于前一有效期结束时自动延长三年，至锦江国际对标的注册商标的商标专用权终止之日持续有效。

2.4 除本协议依照第 4.3 条的规定而提前终止外，锦江国际授予股份公司标的申请商标使用许可的期限自该标的申请商标经合法注册为注册商标之日或本协议第 4.2 条规定的相关商标许可生效之日（“许可日”）起至（1）2008 年 12 月 31 日（若许可日在该日期前）；或（2）许可日所在年份的 12 月 31 日（若许可日在 2008 年 12 月 31 日后），到期后，在符合上市规则相关要求的前提下，双方同意本协议的有效期将无条件地以三年为一周期于前一有效期结束时自动延长三年，至锦江国际对标的申请商标的商标专用权终止之日持续有效。

2.5 标的商标许可使用的具体内容：

(1) 锦江国际许可股份公司在其经营业务过程中根据经营需要合理使用标的商标，包括但不限于自行使用标的商标、许可他人使用标的商标；

(2) 在使用许可期限内，锦江国际及其附属公司在其经营中不得使用标的商标，亦不得再委托或授予除股份公司之外的任何人使用标的商标；

(3) 锦江国际有义务向股份公司提供标的商标的图案；

(4) 股份公司不得任意改变标的商标的文字、图案或其组合；

(5) 股份公司有权制作或促使第三方制作标的商标的标识，并由股份公司按照本协议的条款及条件使用；

(6) 在使用许可期限内，若股份公司需在除标的商标注册国家或地区之外的其他国家和地区的司法区域内使用标的商标的图案，则锦江国际应按照股份公司的要求以标的商标的图案在该等司法区域内办理商标权注册登记，并许可股份公司在该等司法区域内使用该等新注册的商标。

2.6 本协议有效期间内，为了保障服务质量，锦江国际有权监督股份公司使用标的商标提供的有关服务。股份公司同意，如果锦江国际对股份公司使用标的商标情况不满意，在收到锦江国际的合理要求后，股份公司将（在进一步使用之前）对其使用标的商品所提供的服务进行改善，直至令锦江国际满意。

2.7 作为锦江国际许可股份公司使用标的商标的对价，股份公司应向锦江国际支付人民币 1 元，于本协议签署之日起 5 日内付清。

3. 承诺和保证

3.1 锦江国际和股份公司相互承诺及保证如下：

(1) 其为按中国法律合法成立并有效存续的企业法人；

(2) 其拥有签署本协议及履行本协议的全部权利和授权；

(3) 本协议是有效且有约束力的协议，可根据其条款强制执行。

3.2 锦江国际向股份公司承诺及保证如下：

(1) 锦江国际保证附件一所示的标的注册商标已根据《中华人民共和国商标法》和其他有关法律法规及其他国家和地区有关法律法规依法办理注册登记，锦江国际是标的注册商标的唯一合法及受益的专用权人，且附件一所示的资料均为准确真实。锦江国际有权在许可使用期限内按本协议的规定许可股份公司使用标的注册商标；

(2) 锦江国际保证附件二所示的标的申请商标已根据《中华人民共和国商标法》和其他有关法律法规及其他国家和地区有关法律法规依法提出注册申请，锦江国际是标的申请商标的唯一申请人且在标的申请商标合法注册为注册商标后将为其唯一合法及受益的专用权人，且附件二所示的资料均为准确真实；

(3) 锦江国际保证，在获得其许可后，股份公司在许可使用期限内依法使用标的商标没有亦不会侵犯任何第三方的权利；

(4) 锦江国际自付费用，在许可使用期限内，采取一切所需步骤取得、维持及保障锦江国际对标的商标的权利和办理标的商标之注册展期，及其他令股份公司依本协议可合法有效使用标的商标的一切手续；

(5) 锦江国际应自付费用，采取一切措施并在必要时采取法律手段阻止除股份公司之外的任何人在许可使用期限内使用标的商标；

(6) 锦江国际保证，若锦江国际对标的商标进行更改并依法重新注册，则其将及时通知股份公司并根据本协议规定许可股份公司使用其重新注册的新商标。

3.3 股份公司向锦江国际承诺及保证，股份公司仅以附件一所述的商标图案并按本协议的条款，就各项被许可的服务（列载于附件一）使用标的注册商标，股份公司在许可使用期限内不会做出对标的注册商标有不利影响的行为。

3.4 股份公司向锦江国际承诺及保证，股份公司仅以附件二所述且被最终合法注册的商标图案并按本协议的条款，就各项被最终依法核定的服务项目使用标的申请商标，股份公司在许可使用期限内不会做出对标的申请商标有不利影响的行为。

3.5 双方同意采取适当的步骤，根据有关法律和法规的要求，将本协议报送有关部门（包括但不限于中国境内有关商标局及其他国家和地区的商标注册机构）办理备案手续，并根据相关部门的要求签署必要的文件和进行该等文件的备案。办理备案及其他相关手续的费用由锦江国际支付。

4. 生效和终止

4.1 本协议应于双方法定代表人或授权签字人签字盖章之日生效。

4.2 若有关国家或地区对注册于该国家或地区的商标的许可合同之生效有其他生效条件的，则双方应采取适当的步骤促成该等条件之成就，本协议中该商标的许可亦至该等条件成就之时方会生效。采取该等步骤的费用由锦江国际支付。

4.3 股份公司有权单方终止本协议，但应提前六个月以书面形式通知锦江国际，并以该书面通知中载明的终止日期为本协议终止日。在未获得股份公司及其独立非执行董事的事先书面同意的情况下，锦江国际无权终止本协议。如果获得该书面同意，则以该书面同意函中载明的终止日期为本协议终止日。

4.4 本协议任何一方在终止日之前已构成违约的，不免除违约方的责任。

4.5 本协议依第 4.3 条的规定提前终止的，锦江国际及股份公司应当按照相关的法律和法规向有关机关履行通知义务。如果股份公司单方终止本协议，锦江国际应申请注销第 3.5 条所述的备案登记。

5. 其他规定

5.1 未经另一方书面同意，任何一方均不得转让其在本协议项下的权利或义务。

5.2 如果本协议的任何条款在任何时间成为非法、无效或不可强制执行的，则其他条款不应受其影响。

5.3　对本协议的任何修订，应以书面形式作出，并须经每一方按照任何有关的法律法规（包括但不限于上市规则）采取适当的法人行为批准。修订的部分构成本协议的有效内容。

6.　通知

6.1　根据本协议而送达任何通知或其他文件应以书面信件经专人送达、邮寄或传真至有关方下述的地址或传真号码（或邮寄或传真至该方按照本条款向另一方通知的其他地址）：

（a）锦江国际：
联络人：王国兴
锦江国际（集团）有限公司
上海市延安东路 100 号 23 楼
邮政编码：200002
电话：6326 4000
传真：6329 3462

（b）股份公司：
联络人：公司秘书
上海锦江国际酒店（集团）股份有限公司
上海市延安东路 100 号 24 楼
邮政编码：200002
电话：6326 4000
传真：6321 7836

6.2　通知或文件送达的时间为：

（a）　专人递送：交付时；

（b）　邮寄：投邮后五个营业日；及

（c）　传真：传真完毕的时间，但前提是发送方应出示传真机圆满完成传真的证明。

7. <u>适用法律和司法管辖</u>

本协议应适用中国法律并应根据中国法律解释。每一方应不可撤销地将因本协议而引起的任何索赔或纠纷提交有管辖权的人民法院进行司法裁决。

（以下为签署页，无正文）

双方已于协议正文文首载明的日期签署本协议，兹此为证。

签署方：**锦江国际（集团）有限公司**（盖章）

授权代表：____________
（签字）

签署方：**上海锦江国际酒店（集团）股份有限公司**（盖章）

授权代表：____________
（签字）

附件一　锦江国际授权上市集团独占许可使用的商标

序号	商标标识	商标注册证号	核定使用商品/核定服务项目	注册有效期限	注册国家及地区
1.	锦江之星	1362459 号	核定服务项目：第 42 类 旅馆经营，旅馆预订，旅馆，休养院，疗养院，旅馆住宿所（招待所），供膳食寄宿处，预订供膳食寄宿处，浴室，蒸汽浴室，备办酒席，提供旅馆膳宿设备，快餐馆，自助餐馆	自 2000 年 2 月 7 日起至 2010 年 2 月 6 日止	中国（上海市著名商标）
2.	锦江之星	3473492 号	核定服务项目：第 43 类 旅游房屋出租；会议室出租；帐篷出租；动物寄养	自 2005 年 5 月 21 日至 2015 年 5 月 20 日止	中国
3.	锦江之星	3473491 号	核定服务项目：第 44 类 花卉摆放；花环制作；园艺；草坪修整；宠物饲养	自 2005 年 6 月 14 日至 2015 年 6 月 13 日止	中国
4.	Ji INN "INN"放弃专用权	3867931 号	核定服务项目：第 35 类 广告；广告代理；组织商业或广告展览；饭店商业管理；饭店管理；进出口代理；人事管理咨询；商业场所搬迁；办公机器和设备出租；审计；商业管理咨询（顾问）（截止）	自 2006 年 6 月 14 日至 2016 年 6 月 13 日	中国
5.	Ji INN "INN"放弃专用权	3867930 号	核定服务项目：第 43 类 住所（旅馆、供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所	自 2006 年 6 月 14 日至 2016 年 6 月 13 日	中国

序号	商标标识	商标注册证号	核定使用商品/核定服务项目	注册有效期限	注册国家及地区
			（看孩子）；酒吧；茶馆（截止）		
6.	JJ INN	874393	第35类 广告；广告代理；组织商业或广告展览；饭店商业管理；饭店管理；进出口代理；人事管理咨询；商业场所搬迁；办公机器和设备出租；审计；商业管理咨询（顾问） 第43类 住所（旅馆、供膳寄宿处）；备办宴席；自助餐厅；咖啡馆；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所；酒吧；茶馆	2005年11月18日至2015年11月18日	国际注册（马德里公约指定国家：澳大利亚、欧洲共同体、日本、韩国、新加坡、英联邦及美国）
7.	JJ INN 不批给“INN”词语的专属使用权利	N/20448	第35类 酒店及餐厅管理；酒店及餐厅的商业管理；出入口代理	2006年5月8日至2013年5月8日	澳门
8.	JJ	300599158	第35类 酒店管理；酒店商务管理；进出口代理；商业管理辅助；商业管理咨询(顾问)；组织商业或广告交易会；拍卖；办公室机器和设备出租。 第43类 提供临时住宿；临时住宿处（出租）；住所（旅馆、供膳寄宿处）；假日野营	2006年3月14日至2016年3月13日	香港

序号	商标标识	商标注册证号	核定使用商品/核定服务项目	注册有效期限	注册国家及地区
			服务；预订临时住宿；汽车旅馆；旅游房屋出租；会议室出租；柜台出租；饭店；备办宴席；餐馆；快餐馆；自助餐厅；餐厅；咖啡馆；酒吧；茶馆。		
9.	锦江之星	T06/05634G	第 35 类： 广告；商业管理；商务行政；办公室职能；酒店商业管理；商业研究；商务咨询；商业管理辅助；进出口代理；组织商业或广告交易会；办公室机器和设备出租；为拍卖提供服务。	2006 年 3 月 27 日至 2016 年 3 月 27 日	新加坡

*各注册商标和申请中的商标未必具有在本附件所列图标中所显示之颜色。

附件二　　标的申请商标

	商标标识	申请类别	注册申请号	申请商标受理日期	通过审查公告日期	备注
1.	锦江之星	43	4410359	05-03-16	仍未通过	申请注册地：中国 因部分驳回 扩展申请
2.	锦江之星	35	4587672	05-06-15	仍未通过	申请注册地：中国 新申请 酒店管理类
3.		35	4909743	05-09-22	仍未通过	申请注册地：中国
4.		43	4909742	05-12-29	仍未通过	申请注册地：中国
5.	锦江之星	35，43	300599149	06-03-14	仍未通过	申请注册地：香港
6.	锦江之星	43	T06/05635E	06-3-27	仍未通过	申请注册地：新加坡
7.	锦江之星	35	N/21667	06-3-24	仍未通过	申请注册地：澳门
8.	锦江之星	42	N/21668	06-3-24	仍未通过	申请注册地：澳门
9.	INN	35	2005-17919	05-10-21	仍未通过	申请注册地：马来西亚
10.	INN	43	2005-17918	05-10-21	仍未通过	申请注册地：马来西亚
11.	INN	35、43	4-2005-10450	05-10-20	仍未通过	申请注册地：菲律宾
12.	INN	42	N/20449	05-12-29	仍未通过	申请注册地：澳门
13.	INN	35	95000353	06-01-04	仍未通过	申请注册地：中国台湾
14.	INN	43	95000354	06-01-04	仍未通过	申请注册地：中国台湾
15.	INN	35、43	300599167	06-03-14	仍未通过	申请注册地：香港
16.		35	622409	06—3—31	仍未通过	申请注册地：泰国
17.		43	622410	06—3—31	仍未通过	申请注册地：泰国
18.		35	N/21669	06-3-24	仍未通过	申请注册地：澳门

19.		42	N/21670	06-3-24	仍未通过	申请注册地：澳门

*各注册商标和申请中的商标未必具有在本附件所列图标中所显示之颜色。

锦江国际（集团）有限公司

与

上海锦江国际酒店（集团）股份有限公司

商标使用许可协议

本协议由以下双方（单称"一方"，合称"双方"）于二零零六年十二月二十日签订：

（1） 锦江国际（集团）有限公司（"**锦江国际**"），一家根据中华人民共和国（"**中国**"）法律成立并存续的有限责任公司，其法定住所为上海市延安东路100号23楼， 企业法人营业执照注册号为3100001000547；及

（2） 上海锦江国际酒店（集团）股份有限公司（"**股份公司**"），一家根据中国法律成立并存续的股份有限公司，其法定住所为：上海市杨新东路 24 号316-318室， 企业法人营业执照注册号为3100001003780。

鉴于：

(A) 列载于本协议附件一中的各项注册商标（以下称"标的注册商标"）和列载于本协议附件二中的正在申请注册的商标（以下称"标的申请商标"，"标的注册商标"和"标的申请商标"合称"标的商标"）已由锦江国际分别在中国及其他国家和地区合法注册或合法向有权部门提出注册申请，锦江国际合法拥有标的注册商标的专用权，并预期将获得标的申请商标的专用权。

(B) 锦江国际同意依照本协议规定的条款和条件以非独占、非排他、非限制区域的普通使用许可方式许可上市集团（定义见下文）在许可使用期限内使用标的商标。

(C) 股份公司同意上市集团（定义见下文）接受锦江国际授予的标的商标使用许可。

因此，双方兹就前述标的商标使用许可事宜，达成如下协议：

1. <u>定义和解释</u>

1.1 除非上下文中另有要求，下述措词应有下述含义：

"会计年度"	截至十二月三十一日的会计年度；
"上市集团"	指股份公司及其附属公司；
"附属公司"	其界定见上市规则的规定，包括现在及将来的附属公司；

“联交所” 指香港联合交易所有限公司；

“上市规则” 指联交所主板证券上市规则；

“营业日” 指除中国法定的公共假日和休息日（即周六和周日）以外的任何日期；和

“中国” 指中华人民共和国，就本协议而言，不包括香港特别行政区、澳门特别行政区和台湾地区。

1.2 除非有相反的规定，在本协议中：

（a） 一方包括其继承者；

（b） 条款即为本协议之条款；

（c） 本协议应解释为可能不时经延期、修改、变更或补充的本协议；和

（d） 本协议标题仅为方便而使用，并不影响本协议的解释。

2. 锦江国际授予上市集团标的商标使用许可

2.1 锦江国际同意上市集团在本协议规定的许可使用期限内按照本协议规定的条款和条件使用标的注册商标，标的注册商标的商标标识及其相关内容详见本协议附件一。

2.2 锦江国际同意，标的申请商标一旦经合法注册为注册商标，上市集团即可在本协议规定的许可使用期限内按照本协议规定的条款和条件使用标的申请商标，标的申请商标的商标标识及其相关内容详见本协议附件二。

2.3 除本协议依照第 4.3 条的规定而提前终止外，锦江国际授予上市集团标的注册商标使用许可的期限自本协议生效之日起至 2008 年 12 月 31 日，到期后，在符合上市规则相关要求的前提下，双方同意本协议的有效期将无条件地以三年为一周期于前一有效期结束时自动延长三年，至锦江国际对标的注册商标的商标专用权终止之日持续有效。

2.4 除本协议依照第 4.3 条的规定而提前终止外，锦江国际授予上市集团标的申请商标使用许可的期限自该标的申请商标经合法注册为注册商标之日或本协议第 4.2 条规定的相关商标许可生效之日（“许可日”）起至（1）2008 年 12 月 31 日（若许可日在该日期前）；或（2）许可日所在年份的 12 月 31 日（若许可日在 2008 年 12 月 31 日后），到期后，在符合上市规则相关要求的前提下，双方同意本协议的有效期将无条件地以三年为一周期于前一有效期结束时自动延长三年，至锦江国际对标的申请商标的商标专用权终止之日持续有效。

2.5 标的商标许可使用的具体内容：

(1) 锦江国际许可上市集团在其经营业务过程中根据经营需要合理使用标的商标；

(2) 在使用许可期限内，锦江国际及其附属公司在其经营中亦可同时使用标的商标，但不得再委托或授予除锦江国际的附属公司及上市集团之外的任何人使用标的商标；

(3) 锦江国际有义务向上市集团提供标的商标的图案；

(4) 上市集团不得任意改变标的商标的文字、图案或其组合；

(5) 上市集团有权制作或促使第三方制作标的商标的标识，并由上市集团按照本协议的条款及条件使用；

(6) 上市集团有权在所属酒店或其他建筑物的屋顶及外墙面树立、张贴、悬挂、安装或以其他方式展示带有“锦江国际”或“Jin Jiang International”字样的招牌、横幅、灯箱或其他形式的装饰物，以表明其为锦江国际集团的成员；

(7) 在使用许可期限内，若上市集团需在除标的商标注册国家或地区之外的其他国家和地区的司法区域内使用标的商标的图案，则锦江国际应按照股份公司的要求以标的商标的图案在该等司法区域内办理商标权注册登记，并许可上市集团在该等司法区域内使用该等新注册的商标；

(8) 在未获得锦江国际的事先书面同意的情况下，上市集团不得许可他人使用标的商标。

2.4 本协议有效期间内，为了保障服务质量，锦江国际有权监督上市集团使用标的商标提供的有关服务。上市集团同意，如果锦江国际对上市集团使用标的商标情况不满意，在收到锦江国际的合理要求后，上市集团将（在进一步使用之前）对其使用标的商品所提供的服务进行改善，直至令锦江国际满意。

2.5 作为锦江国际许可上市集团使用标的商标的对价，股份公司应向锦江国际支付人民币 1 元，于本协议签署之日起 5 日内付清。

3. <u>承诺和保证</u>

3.1 锦江国际和股份公司相互承诺及保证如下：

(1) 其为按中国法律合法成立并有效存续的企业法人；

(2) 其拥有签署本协议及履行本协议的全部权利和授权；

(3) 本协议是有效且有约束力的协议，可根据其条款强制执行。

3.2 锦江国际向股份公司承诺及保证如下：

(1) 锦江国际保证附件一所示的标的注册商标已根据《中华人民共和国商标法》和其他有关法律法规及其他国家和地区有关法律法规依法办理注册登记，锦江国际是标的注册商标的唯一合法及受益的专用权人，且附件一所示的资料均为准确真实；

(2) 锦江国际保证附件二所示的标的申请商标已根据《中华人民共和国商标法》和其他有关法律法规及其他国家和地区有关法律法规依法提出注册申请，锦江国际是标的申请商标的唯一申请人且在标的申请商标合法注册为注册商标后将为其唯一合法及受益的专用权人，且附件二所示的资料均为准确真实；

(3) 锦江国际有权在许可使用期限内按本协议的规定许可上市集团使用标的商标；

(4) 锦江国际保证，在获得其许可后，上市集团在许可使用期限内依法使用标的商标没有亦不会侵犯任何第三方的权利；

(5) 锦江国际自付费用，在许可使用期限内，采取一切所需步骤取得、维持及保障锦江国际对标的商标的权利和办理标的商标之注册展期，及其他令上市集团依本协议可合法有效使用标的商标的一切手续；

(6) 锦江国际应自付费用，采取一切措施并在必要时采取法律手段阻止除锦江国际及其附属公司、上市集团之外的任何人在许可使用期限内使用标的商标；

(7) 锦江国际保证，若锦江国际对标的商标进行更改并依法重新注册，则其将及时通知股份公司并根据本协议规定许可上市集团使用其重新注册的新商标。

3.3 股份公司向锦江国际承诺及保证，上市集团仅以附件一所述的商标图案并按本协议的条款，就各项被许可的服务（列载于附件一）使用标的注册商标，上市集团在许可使用期限内不会做出对标的注册商标有不利影响的行为。

3.4 股份公司向锦江国际承诺及保证，上市集团仅以附件二所述且被最终合法注册的商标图案并按本协议的条款，就各项被最终依法核定的服务项目使用标的申请商标，上市集团在许可使用期限内不会做出对标的申请商标有不利影响的行为。

3.5 双方同意采取适当的步骤，根据有关法律和法规的要求，将本协议报送有关部门（包括但不限于中国境内有关商标局及其他国家和地区的商标注册机构）办理备案手续，并根据相关部门的要求签署必要的文件和进行该等文件的备案。办理备案及其他相关手续的费用由锦江国际支付。

4. 生效和终止

4.1 本协议应于双方法定代表人或授权签字人签字盖章之日生效。

4.2 若有关国家或地区对注册于该国家或地区的商标的许可合同之生效有其他生效条件的，则双方应采取适当的步骤促成该等条件之成就，本协议中该商标的许可亦至该等条件成就之时方会生效。采取该等步骤的费用由锦江国际支付。

4.3 股份公司有权单方终止本协议，但应提前六个月以书面形式通知锦江国际，并以该书面通知中载明的终止日期为本协议终止日。在未获得股份公司及其独立非执行董事的事先书面同意的情况下，锦江国际无权终止本协议。如果获得该书面同意，则以该书面同意函中载明的终止日期为本协议终止日。

4.4 本协议任何一方在终止日之前已构成违约的，不免除违约方的责任。

4.5 本协议依第 4.3 条的规定提前终止的，锦江国际及股份公司应当按照相关的法律和法规向有关机关履行通知义务。如果股份公司单方终止本协议，锦江国际应申请注销第 3.5 条所述的备案登记。

5. 其他规定

5.1 未经另一方书面同意，任何一方均不得转让其在本协议项下的权利或义务。

5.2 如果本协议的任何条款在任何时间成为非法、无效或不可强制执行的，则其他条款不应受其影响。

5.3 对本协议的任何修订，应以书面形式作出，并须经每一方按照任何有关的法律法规 （包括但不限于上市规则） 采取适当的法人行为批准。修订的部分构成本协议的有效内容。

6. 通知

6.1 根据本协议而送达任何通知或其他文件应以书面信件经专人送达、邮寄或传真至有关方下述的地址或传真号码（或邮寄或传真至该方按照本条款向另一方通知的其他地址）：

（a）锦江国际：

联络人： 王国兴
锦江国际（集团）有限公司
上海市延安东路 100 号 23 楼
邮政编码：200002
电话：6326 4000
传真：6329 3462

（b）股份公司：

联络人： 公司秘书
上海锦江国际酒店（集团）股份有限公司
上海市延安东路 100 号 24 楼
邮政编码：200002
电话： 6326 4000
传真： 6321 7836

6.2　通知或文件送达的时间为：

(a)　专人递送：交付时；

(b)　邮寄：投邮后五个营业日；及

(c)　传真：传真完毕的时间，但前提是发送方应出示传真机圆满完成传真的证明。

7.　<u>适用法律和司法管辖</u>

本协议应适用中国法律并应根据中国法律解释。每一方应不可撤销地将因本协议而引起的任何索赔或纠纷提交有管辖权的人民法院进行司法裁决。

（以下为签署页，无正文）

双方已于协议正文文首载明的日期签署本协议，兹此为证。

签署方：**锦江国际（集团）有限公司**（盖章）



授权代表：________________

（签字）

签署方：**上海锦江国际酒店（集团）股份有限公司**（盖章）

授权代表：________________

（签字）

附件一　标的注册商标

序号	商标标识	商标注册证号	核定使用商品/核定服务项目	注册有效期限	注册国际及地区
1.	錦江	1784619 号	核定服务项目：第 35 类 饭店管理；饭店商业管理	自 2002 年 6 月 7 日起至 2012 年 6 月 6 日止	中国（驰名商标）
2.	錦江	770359 号	核定服务项目：第 42 类 旅馆，餐馆	自 1994 年 10 月 21 日起至 2014 年 10 月 20 日止	中国
3.	Jin Jiang	1394721 号	核定服务项目：第 42 类 住所（旅馆，供膳寄宿处），餐厅，饭店，餐馆，旅馆预订，自助餐馆，汽车旅馆，酒吧	自 2000 年 5 月 7 日起至 2010 年 5 月 6 日止	中国
4.	JJ	1403747 号	核定服务项目：第 35 类 商业管理辅助，组织商业或广告交易会，组织商业或广告展览，饭店商业管理，饭店管理，计算机数据库信息系统化	自 2000 年 5 月 28 日起至 2010 年 5 月 27 日止	中国
5.	JJ	770358 号	核定服务项目：第 42 类 旅馆，餐馆	自 1994 年 10 月 21 日起至 2014 年 10 月 20 日止	中国
6.	J	3407616 号	核定服务项目：第 35 类 广告；广告代理；商业管理咨询；组织商业或广告展览；饭店商业管理；饭店管理；人事管理咨询；商业场所搬迁；办公机器和设备出租；审计；进出口代理	自 2004 年 7 月 21 日起至 2014 年 7 月 20 日止	中国
7.	J	3407595 号	核定服务项目：第 41 类 培训；安排和组织会议；安排和组织培训班；提供电影院设施；公共游乐场；夜总会；提供娱乐场所；健身俱乐部；提供卡拉 OK 服务；演出座位预订；流动图书馆；书籍出版；动物园；为艺术家提供模特；翻译	自 2004 年 6 月 7 日起至 2014 年 6 月 6 日止	中国
8.	J	3407593 号	核定服务项目：第 43 类 住所（旅馆，供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预订；快餐馆；会议室出租；汽车旅馆；日间托儿所（看孩子）	自 2004 年 11 月 7 日起至 2014 年 11 月 6 日止	中国

序号	商标标识	商标注册证号	核定使用商品/核定服务项目	注册有效期限	注册国际及地区
9.		3407592 号	核定服务项目：第 44 类 美容院；公共卫生浴；理发店；按摩；眼镜行；花卉摆放；树木修剪；园艺；草坪修整	自 2004 年 11 月 14 日起至 2014 年 11 月 13 日止	中国
10.		859863 号	核定服务项目：第 35 类 广告代理、室外广告、贸易业务的专业咨询、进出口代理、拍卖、推销（替他人）、打字、文件复印、会计	自 1996 年 7 月 28 起至 2016 年 7 月 27 日止	中国
11.	Jin Jiang	3867651 号	核定服务项目：第 35 类 广告；广告代理；组织商业或广告展览；饭店商业管理；饭店管理；进出口代理；人事管理咨询；商业场所搬迁；办公机器和设备出租；审计；商业管理咨询（顾问）（截止）	自 2006 年 5 月 21 日至 2016 年 5 月 20 日	中国
12.	Jin Jiang	3867948 号	核定服务项目：第 43 类 住所（旅馆、供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所（看孩子）；酒吧；茶馆（截止）	自 2006 年 6 月 14 日至 2016 年 6 月 13 日	中国
13.		3867664 号	核定服务项目：第 35 类 广告；广告代理；组织商业或广告展览；饭店商业管理；饭店管理；进出口代理；人事管理咨询；商业场所搬迁；办公机器和设备出租；审计；商业管理咨询（顾问）（截止）	自 2006 年 5 月 21 日至 2016 年 5 月 20 日	中国
14.		3867659 号	核定服务项目：第 41 类 书籍出版；动物园；为艺术家提供模特（截止）	自 2006 年 5 月 21 日至 2016 年 5 月 20 日	中国
15.		3867657 号	核定服务项目：第 43 类 住所（旅馆、供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所（看孩子）；酒吧；茶馆（截止）	自 2006 年 7 月 21 日至 2016 年 7 月 20 日	中国

序号	商标标识	商标注册证号	核定使用商品/核定服务项目	注册有效期限	注册国际及地区
16.		3867656 号	核定服务项目：第 44 类 美容院；公共卫生浴；理发室；按摩；花卉摆放；树木修剪；园艺；草坪修整；眼镜行（截止）	自 2006 年 5 月 21 日至 2016 年 5 月 20 日	中国
17.	"HOTELS"放弃专用权	3867946 号	核定服务项目：第 35 类 广告；广告代理；组织商业或广告展览；饭店商业管理；饭店管理；进出口代理；人事管理咨询；商业场所搬迁；办公机器和设备出租；审计；商业管理咨询（顾问）（截止）	自 2006 年 6 月 14 日至 2016 年 6 月 13 日	中国
18.	"HOTELS"放弃专用权	3867945 号	核定服务项目：第 43 类 住所（旅馆、供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所（看孩子）；酒吧；茶馆（截止）	自 2006 年 6 月 14 日至 2016 年 6 月 13 日	中国
19.		3867943 号	核定服务项目：第 35 类 广告；广告代理；组织商业或广告展览；饭店商业管理；饭店管理；进出口代理；人事管理咨询；商业场所搬迁；办公机器和设备出租；审计；商业管理咨询（顾问）（截止）	自 2006 年 5 月 21 日至 2016 年 5 月 20 日	中国
20.		3867942 号	核定服务项目：第 43 类 住所（旅馆、供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所（看孩子）；酒吧；茶馆（截止）	自 2006 年 5 月 21 日至 2016 年 5 月 20 日	中国
21.		3867941 号	核定服务项目：第 44 类 美容院；公共卫生浴；理发室；按摩；花卉摆放；树木修剪；园艺；草坪修整；眼镜行（截止）	自 2006 年 5 月 21 日至 2016 年 5 月 20 日	中国

序号	商标标识	商标注册证号	核定使用商品/核定服务项目	注册有效期限	注册国际及地区
22.	锦江	3867655 号	核定服务项目：第 35 类 广告；广告代理；组织商业或广告展览；饭店商业管理；饭店管理；进出口代理；人事管理咨询；商业场所搬迁；办公机器和设备出租；审计；商业管理咨询（顾问）（截止）	自 2006 年 5 月 21 日至 2016 年 5 月 20 日	中国
23.	锦江	3867652 号	核定服务项目：第 43 类 住所（旅馆、供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所（看孩子）；酒吧；茶馆（截止）	自 2006 年 7 月 21 日至 2016 年 7 月 20 日	中国
24.	JS SELECT	3867937 号	核定服务项目：第 35 类 广告；广告代理；组织商业或广告展览；饭店商业管理；饭店管理；进出口代理；人事管理咨询；商业场所搬迁；办公机器和设备出租；审计；商业管理咨询（顾问）（截止）	自 2006 年 6 月 14 日至 2016 年 6 月 13 日	中国
25.	JS SELECT	3867936 号	核定服务项目：第 43 类 住所（旅馆、供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所（看孩子）；酒吧；茶馆（截止）	自 2006 年 6 月 14 日至 2016 年 6 月 13 日	中国
26.	JS SELECT	3867935 号	核定服务项目：第 44 类 美容院；公共卫生浴；理发室；按摩；花卉摆放；树木修剪；园艺；草坪修整；眼镜行（截止）	自 2006 年 6 月 14 日至 2016 年 6 月 13 日	中国
27.	JA APARTMENT “APARTMENT”放弃专用权	3869019 号	核定服务项目：第 43 类 住所（旅馆、供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所（看孩子）；酒吧；茶馆（截止）	自 2006 年 5 月 28 日至 2016 年 5 月 27 日	中国

序号	商标标识	商标注册证号	核定使用商品/核定服务项目	注册有效期限	注册国际及地区
28.	RESORT "RESORT"放弃专用权	3869017号	核定服务项目：第43类 住所（旅馆、供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所（看孩子）；酒吧；茶馆（截止）	自2006年7月28日至2016年7月27日	中国
29.	Jin Jiang 锦江国际	300368280	类别35 广告；企业管理；企业经营；事务处理；饭店管理；商业贸易管理咨询；全部属于第三十五类。 类别43 食物及饮料之服务；临时住宿；餐饮饭店；全部属于第四十三类。	自2005年8月1日至2015年2月6日	香港
30.	Jin Jiang 锦江酒店	300368307	类别35 广告；企业管理；企业经营；事务处理；饭店管理；商业贸易管理及咨询；全部属于第三十五类。 类别43 提供食物及饮料之服务；临时住宿；餐饮饭店；全部属于第四十三类。	自2005年8月1日至2015年2月6日	香港
31.	錦江	00141539号	类别：商标法施行细则第四十九条第035类 服务名称：饭店管理、饭店商业管理。	自中华民国九十年四月十六日起至中华民国一百年四月十五日止（2001年4月16日至2011年4月15日）	台湾
32.	錦江	00134993号	类别：商标法施行细则第四十九条第042类 服务名称：宾馆、餐馆、汽车旅馆、旅馆预定。	自中华民国八十九年十二月十六日起至中华民国九十九年十二月十五日止（2000年12月16日至2010年12月15日）	台湾
33.	錦江	T99/13017H	类别42 住宿（提供临时住处）；住所（评级）；饭店及住宿处（旅	自1999年11月13日至2009年11月13日	新加坡

序号	商标标识	商标注册证号	核定使用商品/核定服务项目	注册有效期限	注册国际及地区
			馆）；汽车旅馆；宾馆及饭店预定		
34.	錦江	T99/13015A	类别 35 为他人管理饭店；饭店商业管理；进口（出口）代理	自 1999 年 11 月 13 日至 2009 年 11 月 13 日	新加坡
35.	JIN JIANG	T00/02833C	类别 42 住宿（提供临时住处）；住所（评级）；饭店及住宿处（旅馆）；汽车旅馆；宾馆及饭店预定	自 2000 年 2 月 24 日至 2010 年 2 月 24 日	新加坡
36.	JIN JIANG	T00/02831G	类别 35 为他人管理饭店；饭店商业管理；进口（出口）代理	自 2000 年 2 月 24 日至 2010 年 2 月 24 日	新加坡
37.	錦江	登录第 4499796 号	第 35 類 ホテルの事業の管理，輸出入に關する事務の代理又は代行 （饭店的业务管理，进出口相关的业务代理及代办）	平成 13 年 8 月 17 日起十年（2001 年 8 月 17 日至 2011 年 8 月 16 日）	日本：已申请注册人变更为锦江国际（集团）有限公司，正在办理之中
38.	錦江	2956395	类别 35 为他人管理饭店；饭店商业管理，即关于饭店的商业及商务管理；出口及进口代理 类别 42 提供临时住处；住所评级；饭店及住宿处；饭店；宾馆；汽车旅馆；为他人预定宾馆及饭店	2005 年 5 月 31 日至 2015 年 5 月 30 日	美国

序号	商标标识	商标注册证号	核定使用商品/核定服务项目	注册有效期限	注册国际及地区
39.		887595	类别 35 广告；广告代理；组织商业或广告展览；酒店和饭店商业管理；酒店和饭店管理；进出口代理；人事管理咨询；商业场所搬迁；办公机器和设备出租；审计；商业管理咨询（顾问） 类别 43 住所（旅馆、供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所（看孩子）；酒吧；茶馆	自 2005 年 11 月 11 日至 2015 年 11 月 18 日	国际注册（根据马德里公约指定国家：澳大利亚、欧盟、日本、韩国、新加坡、英联邦和美国）
40.		N/20442	类别 35 酒店和饭店管理；酒店和饭店商业管理；进出口代理	自 2006 年 5 月 8 日至 2013 年 5 月 8 日	澳门
41.		874954	类别 35 广告；广告代理；组织商业或广告展览；酒店和饭店商业管理；酒店和饭店管理；进出口代理；人事管理咨询；商业场所搬迁；办公机器和设备出租；审计；商业管理咨询（顾问） 类别 43 住所（旅馆、供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所（看孩子）；酒吧；茶馆	2005 年 11 月 18 日至 2015 年 11 月 18 日	国际注册（根据马德里公约指定国家：澳大利亚、欧盟、日本、韩国、新加坡、英联邦和美国）
42.		N/20445	类别 35 酒店和饭店管理；酒店和饭店商业管理；进出口代理	自 2006 年 5 月 8 日至 2013 年 5 月 8 日	澳门

*各注册商标和申请中的商标未必具有在本附件所列图标中所显示之颜色。

附件二　标的申请商标

	商标标识	申请类别	注册申请号	申请日期	通过审查公告日期	备注
1.	RESORT	35	3867929	04-02-13	仍未通过	申请注册地：中国 06-01-20 申请复审
2.	APARTMENT	35	3869018	04-02-13	仍未通过	申请注册地：中国 06-03-01 申请复审
3.	锦江大厨 JINJIANGCHEF	43	4232940	04-11-03	仍未通过	申请注册地：中国
4.		43	4232941	04-11-03	仍未通过	申请注册地：中国
5.	锦江国际	35	4298559	04-12-17	仍未通过	申请注册地：中国
6.	锦江国际	41	4298563	04-12-17	仍未通过	申请注册地：中国
7.	锦江国际	43	4298562	04-12-17	仍未通过	申请注册地：中国
8.	锦江酒店	35	4298561	04-12-17	仍未通过	申请注册地：中国
9.	锦江酒店	43	4298560	04-12-17	仍未通过	申请注册地：中国
10.		43	4298572	04-12-17	仍未通过	申请注册地：中国
11.		41	4298573	04-12-17	仍未通过	申请注册地：中国
12.	Jin Jiang 锦江国际	35	2005-17923	05-10-21	仍未通过	申请注册地：马来西亚
13.	Jin Jiang 锦江国际	43	2005-17921	05-10-21	仍未通过	申请注册地：马来西亚
14.	Jin Jiang 锦江国际	42	N/20444	05-12-29	仍未通过	申请注册地：澳门
15.	Jin Jiang 锦江国际	35	95000347	06-01-04	仍未通过	申请注册地：中国台湾

16.		43	95000349	06-01-04	仍未通过	申请注册地：中国台湾
17.		35、43	04-2005-010453	05-10-20	仍未通过	申请注册地：菲律宾
18.		35	2005-17924	05-10-21	仍未通过	申请注册地：马来西亚
19.		43	2005-17917	05-10-21	仍未通过	申请注册地：马来西亚
20.		35、43	04-2005-010449	05-10-20	仍未通过	申请注册地：菲律宾
21.		42	N/20446	05-12-29	仍未通过	申请注册地：澳门
22.		35	95000350	06-01-04	仍未通过	申请注册地：中国台湾

*各注册商标和申请中的商标未必具有在本附件所列图标中所显示之颜色。

Summary of the Trademark Licence Agreement

The Trademark Licence Agreements dated 20 November 2006 entered into between the Company and Jin Jiang International regarding the licence of several trademarks by Jin Jiang International to the Group at an aggregate consideration of RMB2.00.

The initial term of each trademark licence under the Trademark Licence Agreements shall expire(1) on 31 December 2008, if the Effective Date is prior to that date; or (2) on 31 December of the year which the Effective Date is in, if the Effective Date is after 31 December 2008, and shall automatically extend for further terms of 3 years, subject to the fulfilment of the relevant requirements of the Listing Rules, until the expiry of Jin Jiang International's interest in such trademarks. The Company has the right to unilaterally terminate the Trademark Licence Agreements by giving 6 months' prior written notice to Jin Jiang International. Jin Jiang International does not have the right to terminate any of the Trademark Licence Agreements without the prior written consent of the Company and its independent non-executive Directors. Under the non-exclusive Trademark Licence Agreement, the Group is not permitted to sub-license the use of such trademarks to any third party without the prior written permission of Jin Jiang International. Under the exclusive Trademark Licence Agreement, the Company has the right to sub-license the use of the relevant trademarks to any other party. Jin Jiang International has agreed to maintain and extend the registration of the above trademarks during the term of the licence. It has also agreed to apply for, at the Company's reasonable request, the registration of such trademarks in such other jurisdictions and to license them to the Group.

锦江国际（集团）有限公司

与

上海锦江国际酒店（集团）股份有限公司

商标转让协议

本协议由以下双方 （单称“一方”，合称“双方”） 于二零零六年十一月三十日签订：

（1） 锦江国际（集团）有限公司（“**锦江国际**”），一家根据中华人民共和国（“**中国**”） 法律成立并存续的有限责任公司，其法定住所为上海市延安东路 100 号 23 楼， 企业法人营业执照注册号为 3100001000547 ；及

（2） 上海锦江国际酒店（集团）股份有限公司（“**股份公司**”），一家根据中国法律成立并存续的股份有限公司，其法定住所为：上海市杨新东路 24 号 316-318 室 ， 企业法人营业执照注册号为 3100001003780 。

鉴于：

(A) 列载于下表中的各项注册商标（以下称“标的商标”）已由锦江国际分别在中国合法注册，锦江国际合法拥有标的商标的专用权。

标的商标标识	商标注册证号	核定服务项目	注册有效期限
天 皓	第3867939号	第 43 类：住所（旅馆、供膳寄宿处）；备办宴席；咖啡馆；自助餐厅；饭店；旅馆预定；快餐馆；汽车旅馆；会议室出租；日间托儿所（看孩子）；酒吧；茶馆（截止）	自 2006 年 5 月 21 日起至 2016 年 5 月 20 日止
天 皓	第3867938号	第 44 类：美容院；公共卫生浴；理发室；按摩；花卉摆放；树木修剪；园艺；草坪修整；眼镜行（截止）	自 2006 年 5 月 21 日起至 2016 年 5 月 20 日止
天 皓	第3867940号	核定服务项目：第 35 类 广告；广告代理；组织商业或广告展览；饭店商业管理；饭店管理；人事管理咨询；商业场所搬迁；办公机器和设备出租；审计；商业管理咨询（顾问）（截止）	自 2006 年 7 月 21 日起至 2016 年 7 月 20 日止

(B) 锦江国际同意依照本协议规定的条款和条件将标的商标转让予股份公司。

(C) 股份公司同意向锦江国际买受标的商标。

因此，双方兹就前述标的商标转让事宜，达成如下协议：

1. 定义和解释

1.1 除非上下文中另有要求，下述措词应有下述含义：

"上市规则" 指香港联合交易所有限公司主板证券上市规则

1.2 除非有相反的规定，在本协议中：

（a） 一方包括其继承者；

（b） 条款即为本协议之条款；

（c） 本协议应解释为可能不时经延期、修改、变更或补充的本协议；和

（d） 本协议标题仅为方便而使用，并不影响本协议的解释。

2. 标的商标转让

2.1 锦江国际同意，于本协议生效后将标的商标按照本协议规定之条件转让予股份公司。

2.2 锦江国际与股份公司应当就商标转让事宜共同向商标管理部门提出申请，并平均支付为此付出的必要费用。

2.2 标的商标转让价格为人民币 1 元，于本协议签订并生效后 5 日内付清。

3. 承诺和保证

3.1 锦江国际和股份公司相互承诺及保证如下：
(1) 其为按中国法律合法成立并有效存续的企业法人；

(2) 其拥有签署本协议及履行本协议的全部权利和授权；
(3) 本协议是有效且有约束力的协议，可根据其条款强制执行。

3.2 锦江国际向股份公司承诺及保证如下：

(1) 标的商标已根据《中华人民共和国商标法》等有关法律法规依法办理注册登记，锦江国际是标的商标的唯一合法及受益的专用权人，且本协议鉴于条款（A）所示的资料均为准确真实；锦江国际有权按本协议的规定向股份公司转让标的商标；
(2) 其为按中国法律合法成立并有效存续的企业法人；
(3) 其拥有签署本协议及履行本协议的全部权利和授权；
(4) 本协议是有效且有约束力的协议，可根据其条款强制执行。

4. <u>生效和终止</u>

4.1 本协议应于双方法定代表人或授权代表签字盖章之日生效。

5. <u>其他规定</u>

5.1 未经另一方书面同意，任何一方均不得转让其在本协议项下的权利或义务。

5.2 如果本协议的任何条款在任何时间成为非法、无效或不可强制执行的，则其他条款不应受其影响。

5.3 对本协议的任何修订，应以书面形式作出，并须经每一方按照任何有关的法律法规 （包括但不限于上市规则） 采取适当的法人行为批准。修订的部分构成本协议的有效内容。

6. <u>通知</u>

6.1 根据本协议而送达任何通知或其他文件应以书面信件经专人送达、邮寄或传真至有关方下述的地址或传真号码 （或邮寄或传真至该方按照本条款向另一方通知的其他地址）：

（a） 锦江国际： 联络人： 王国兴
锦江国际（集团）有限公司

上海市延安东路 100 号 23 楼
邮政编码：200002
电话：6326 4000
传真：6329 3462

（b）股份公司：　　联络人：　公司秘书
上海锦江国际酒店（集团）股份有限公司
上海市延安东路 100 号 24 楼
邮政编码：200002
电话：　6326 4000
传真：　6321 7836

6.2　通知或文件送达的时间为：

（a）　专人递送：交付时；

（b）　邮寄：投邮后五个营业日；及

（c）　传真：传真完毕的时间，但前提是发送方应出示传真机圆满完成传真的证明。

7.　<u>适用法律和司法管辖</u>

本协议应适用中国法律并应根据中国法律解释。每一方应不可撤销地将因本协议而引起的任何索赔或纠纷提交有管辖权的人民法院进行司法裁决。

（以下为签署页，无正文）

双方已于协议正文文首载明的日期签署本协议，兹此为证。

签署方：**锦江国际（集团）有限公司**（盖章）



授权代表：________
（签字）

签署方：**上海锦江国际酒店（集团）股份有限公司**（盖章）

授权代表：________
（签字）

Summary of Trademark Transfer Agreement

A trademark transfer agreement dated 20 November 2006 entered into between the Company and Jin Jiang International regarding the transfer of three trademarks by Jin Jiang International to the Company at the consideration of RMB1.00.

Jin Jiang International and the Company have entered into a trademark transfer agreement on 20 November 2006, under which Jin Jiang International has agreed to transfer to the Company three "天皓" trademarks, which were originally registered in the name of Jin Jiang International in the PRC under classes 35, 43 and 44. These trademarks will be transferred to the Company. The consideration payable by the Company for such transfer is RMB1, which has been paid by the Company.


HKE
HKEx
香港交易所

The Stock Exchange of Hong Kong Limited

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

29 November 2006

Our Ref: LD-20061128-00041

The Registrar of Companies
15th Floor, Queensway Government Offices
66 Queensway
Hong Kong

Attn: Mr. Alan Fong

Dear Sirs

Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") Prospectus for Global Offering (the "Prospectus")

This is to certify that the enclosed Prospectus and the white and yellow application forms (the "**Application Forms**") duly chopped are authorised for registration pursuant to section 342C of the Companies Ordinance. The following documents are required to be endorsed on or attached to the copy of the Prospectus to be registered:-

a. the originals of the consent letters signed by each of BNP Paribas Peregrine Capital Limited, PricewaterhouseCoopers, American Appraisal China Limited and Jingtian & Gongcheng; and

b. one set of certified copies of each of the material contracts specified in paragraph A "Summary of material contracts" under the section "Further Information About the Business" of Appendix VIII to the Prospectus.

The originals of the certificates relating to the translation of the Prospectus and the Application Forms are also enclosed.

Yours faithfully
For and on behalf of
The Stock Exchange of Hong Kong Limited

Grace Kan
Assistant Vice President
Listing Division

Encl.

GK/WW/PHC/FW/TW/I:\IPOT\IPOTT\MB IPO\Shanghai Jin Jiang\Letters and Faxes\L061129 (Registrar).DOC

香港交易及結算所有限公司
Hong Kong Exchanges and Clearing Limited

香港中環港景街一號國際金融中心一期12樓
12/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong
電話 Tel: +852 2522 1122 傳真 Fax: +852 2295 3106 網址 Website: www.hkex.com.hk 電郵 E-mail: info@hkex.com.hk

RECEIVED
2007 FEB -8 A 9:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

上海锦亚旅馆有限公司

投资协议书

二00四年十二月　　中国上海

甲方：上海锦江国际酒店发展股份有限公司

乙方：锦江之星旅馆有限公司

甲、乙双方根据我国有关法律、法规和规定，本着平等互利、共同发展的原则，通过充分的友好协商，共同投资设立合资公司，特订立本协议。

第一条 合资各方

甲方：上海锦江国际酒店发展股份有限公司

注册地：上海市浦东新区浦电路389号12楼

法定代表人：俞敏亮

乙方：锦江之星旅馆有限公司

注册地：上海市延安东路100号907室

法定代表人：陈文君

第二条 甲、乙双方根据《中华人民共和国公司法》和其他有关法律规定，同意设立合资的有限公司。

第三条 合资公司的名称为：上海锦亚旅馆有限公司

公司的注册地址为：上海市漕宝路440号

第四条 合资公司的一切经营活动，必须遵守中华人民共和国的法律、法规规定。

第五条 合资公司的组织形式为有限责任公司。甲、乙双方以各自认缴的出资额为限对合资公司承担责任，各方按其出资额在注册资本中的比例分享利润和分担风险及亏损。

第六条 合资公司的经营宗旨为：按照我国法律规定和现代企业制度要求，规范经营管理，发挥专业优势，迅速做强做大，以获取较好的经济效益和社会效益，实现股东利益最大化。

第七条 合资公司的经营范围：客房、餐饮、商场。

第八条 合资公司的注册资本为人民币1800万元（壹仟捌佰万元），其中甲方出资的实物资产经评估价值为人民币1009.4万元（壹仟零玖万肆仟元）；经股

东协商作价出资人民币 1009.4 万元（壹仟零玖万肆仟元），另现金出资 700.6 万元（柒佰万零陆仟元），共计出资人民币 1710 万元（壹仟柒佰壹拾万元），占注册资本的 95%；乙方以现金方式出资人民币 90 万元（玖拾万元），占注册资本的 5%。

第九条 股东之间可以相互转让其全部或部分出资额；任何一方向第三方转让出资额，同等条件下另一方有优先购买权。另一方在收到书面出售通知之日起 30 天内未明确表示行使优先购买权的，视为自动放弃优先购买权，转让方可自行将出资额转让，另一方应当配合转让方及受让方办理相应的出资额转让手续。

第十条 股东会是合资公司最高权力机构。

第十一条 公司董事及监事组成

公司设立执行董事一名，由甲方推荐，执行董事为公司的法定代表人。执行董事每届任期为三年，届满可以连任。

公司设一名监事，由甲方推荐。监事每届任期三年，任期届满后可以连任。

第十二条 公司的经营管理模式

公司设总经理一名，总经理由执行董事聘任或解聘。总经理每届任期三年，连聘可以连任。总经理享有经营管理自主权。

第十三条 劳动管理

合资公司的招聘、辞退、工资、劳动保险、生活福利和奖惩等事项，按照我国法律与政府的有关政策、规定，由公司与员工签定劳动合同，并报劳动管理部门备案。

第十四条 税收、财务、利润分配

合资公司按照国家有关法律和条例规定缴纳各项税金。

合资公司根据国家规定，建立本公司的财务、会计制度。

合资公司的利润分配按照《公司法》及有关法律、法规的规定执行。

第十五条 协议期限

合资公司的合作期限为 50 年。合资公司营业执照签发之日即为合资公司的成立日期。合资期限满前 6 个月，甲、乙双方再商议延长或结束。

第十六条　合资各方在合资期间应恪守信用，认真履行协议条款，除不可抗力外，任何一方擅自变更或终止协议的行为均视为违约行为，违约方应承担因违约行为造成另一方损失的赔偿责任。

第十七条　本协议未尽事宜，各方另行协商，须签定补充协议或备忘录。另行签定的补充协议或备忘录与本协议具有同等法律效力。

第十八条　本协议一式四份，各方各执二份。



甲方（盖章）

法定代表/授权代表：



乙方（盖章）

法定代表/授权代表：

2004年 12月　日于上海

Summary of Joint Venture Agreement

A joint venture agreement entered into between Jin Jiang Hotels Development and Jin Jiang Inn in December 2004 regarding the establishment of Shanghai Jin Ya Hotel Company Limited with a registered capital of RMB18,000,000, in which Jin Jiang Hotels Development holds 95% of the equity interest and Jin Jiang Inn holds 5% of the equity interest, respectively.

Under this joint venture agreement, either shareholder may transfer its own capital contribution in whole or in part to the other and where either shareholder proposes to transfer its capital contribution to the third party, the other one shall enjoys the right of pre-emption under the same circumstances.

The contractual period of the joint venture shall be 50 years. Both parties shall negotiate whether to extend or terminate the period six months before the expiration of the joint venture agreement.

武汉建银大厦酒店转让协议

- 中国信达资产管理公司武汉办事处
- 中国建设银行湖北省分行
- 武汉锦江国际大酒店有限公司
- 锦江国际（集团）有限公司

2004 年 12 月 22 日　上　海



武汉建银大厦酒店转让协议

本协议由下列四方于 2004 年 12 月 22 日在上海市签订

中国信达资产管理公司武汉办事处（甲方）
中国建设银行湖北省分行（乙方）
武汉锦江国际大酒店有限公司（丙方）
锦江国际（集团）有限公司（丁方）

鉴于：

1. 甲、乙方商定将对外转让本协议项下，位于湖北省武汉市江汉区建设大道 707 号的建银大厦酒店；
2. 丙方有意受让本协议项下的上述建银大厦酒店，用于开设五星级大酒店；
3. 丙、丁方知晓建银大厦酒店虽登记在乙方名下，但根据甲、乙方提供的有关文件，甲、乙双方共同享有建银大厦酒店的处置权，甲方亦有权参与该资产的转让，丙、丁方对此表示同意；

故此，甲、乙、丙、丁四方在平等、自愿、协商一致的基础上，根据《中华人民共和国合同法》、《中华人民共和国房地产管理法》及《中华人民共和国担保法》之规定，就甲、乙方向丙方转让建银大厦酒店事宜达成如下协议：

第一条　　协议各方

1.1 协议各方

1.1.1 转让方:

甲方：中国信达资产管理公司武汉办事处

地址：武汉市武昌区中南路 1 号

负责人：王乔生

1.1.2 转让方:

乙方：中国建设银行湖北省分行

地址：湖北省武汉市江汉区建设大道 709 号

负责人：崔滨洲

1.1.3 受让方:

丙方：武汉锦江国际大酒店有限公司

地址：湖北省武汉市江汉区建设大道 707 号

法定代表人：于建敏

1.1.4 受让方担保人:

丁方：锦江国际（集团）有限公司

地址：延安东路 100 号 23 楼

法定代表人：俞敏亮

1. 2 授权

各方声明：各方均拥有签订本协议及履行本协议项下责任义务的权利能力和行为能力，每一方的签约代表均获正当授权签署本协议。

第二条　　转让标的

2.1　本协议项下转让标的包括：

2.1.1 建银大厦酒店，位于湖北省武汉市江汉区建设大道 707 号，属建银大厦 A 区——酒店，地上 31 层，计建筑面积 44351.55 平方米（前述内容详见本协议书附件一：房屋所有权证），实际拥有与建银大厦 B 区——办公楼，共用分摊土地使用权面积为 2474.49 平方米（具体见本协议附件二：国有土地使用权证）；

（建银大厦酒店另有地下 2 层建筑面积 8080.7 平方米，系人防工程，不在房产登记范围，但在房产证附记中有载明，可依法进行使用）；

2.1.2 属于建银大厦酒店单独使用的设备，有八部垂直电梯（未测试）、六部自动扶梯（未测试）和外墙清洁维护等设备（具体见本协议书附件三：建银大厦酒店自用设备清单）；

2.1.3 属于建银大厦酒店与建银大厦办公楼共用设备的部分权益(具体见本协议附件七：建银大厦酒店共用设备产权分割协议书)，前述设备有低压开关柜、高压开关柜、冷却塔锅炉及辅助设备、发电机组、供电 10KV 线路等已安装并已投入使用（具体见本协议书附件四：建银大厦酒店共用设备清单）；

2.1.4 上述转让标的包括建银大厦酒店房屋所有权、国有土地使用权，自用设备的所有权和共用设备的部分权益（具体见附件七：建银大厦酒店共用设备产权分割协议书），在本协议中均统称为“建银大厦酒店”。

2.2　建银大厦酒店包括裙房的主体工程、外墙装饰（铝合金、玻璃幕墙、裙房天然石材外墙）已全部完成，建银大厦酒店给排水系统、消防系统、通风空调系统已基本完成主机房及主干管的安装（消防系统

未做干管工程）；

2.3 上述转让标的中的房屋所有权及其土地使用权在法律上归乙方所有，未有任何的权利限制状况，亦不存在优先权问题；

2.4 上述转让标的中的所有设备的所有权无任何瑕疵；

2.5 上述转让标的按实物现状转让；

2.6 上述共用设备转让的为共有权益，对共用设备的分割、使用与管理按照双方签订的《建银大厦酒店共用设备产权分割协议书》（即附件七）、《建银大厦酒店共用部位及共用设备使用管理协议书》（即附件八）执行。

第三条 转让价款

3.1 丙方同意向甲方、乙方支付人民币 23000 万元作为受让建银大厦酒店的总价款，该价款包括下列费用：

3.1.1 与建银大厦酒店现状有关的全部土地款、工程款、设备款（含自用与共用设备，具体内容以本协议所附自用及共用设备清单，即附件三、附件四为准）；

3.1.2 形成建银大厦酒店现状的所有已缴的相关配套费；

3.1.3 与建银大厦酒店原立项、规划、用地、建设、验收、消防、人防等批准手续有关的所有已缴的税费；

3.1.4 建银大厦酒店房屋所有权及土地使用权过户需交纳的国有土地使用权出让金、印花税、契税、交易手续费等转让过户、变更登记办证费用等。

3.2 本协议签订后，丙方对建银大厦酒店的后续投资及建银大厦酒店为开设五星级酒店需要增加配套容量而产生的费用由丙方自行承担；

3.3 上述价款计人民币 23000 万元由丙、丁方按本协议约定的付款办法支付到甲方、乙方指定账户。

第四条　付款办法

4.1　各方同意丙方按以下进度向甲、乙方支付转让价款：

4.1.1 本协议签订生效之日起五个工作日内支付 8000 万元；

4.1.2 丙方在接到甲、乙方 5.3 项下，关于备妥办理建银大厦酒店房屋产权转让手续所需的甲、乙方应提供的所有文件资料及明确要求丙方提供文件资料的通知之日起十五个工作日内支付 4000 万元；

4.1.3 丙方取得自己名下的建银大厦酒店房屋所有权证且与甲、乙方办妥建银大厦酒店房屋、设备、场地交接后十五个工作日内支付 2000 万元；

4.1.4 建银大厦酒店土地使用权交易过户登记手续办妥（以土地使用权过户登记管理部门出具的收件收据为准）后七个工作日内支付 3000 万元；

4.1.5 丙方取得自己名下的建银大厦酒店国有土地使用权证后二个月内支付 5000 万元；

4.1.6 余款 1000 万元于甲、乙方完全履行本协议项下义务后十日内付清，如丙方酒店在本协议生效后十二个月内仍不能开业的，丙方应于十二个月期满后十日内付清余款，但由于甲、乙方原因造成酒店不能开业的除外。

4.2　冲抵

4.2.1　保证金

4.2.1.1 各方同意锦江国际（集团）有限公司和上海锦江国际酒店股份有限

公司根据“酒店转让意向书”约定已付的300万元保证金在本协议生效后即转为丙方对上述转让价款的首付款即 8000 万元的一部分。

4.2.2 违约金

4.2.2.1 各方同意，甲、乙方逾期履行协议约定义务的，则按违约条款承担违约责任，违约金可以直接冲抵转让价款；

4.2.2.2 各方同意，丙、丁方逾期履行本协议约定义务的，则按违约条款承担违约责任，违约金计入转让建银大厦酒店丙方当期应支付的价款，丁方之保证责任亦相应扩大。

第五条　　甲、乙方义务

5.1 甲、乙方须在本协议生效后三日内向丙方移交关于建银大厦酒店立项、规划、用地、建设、设计、消防、人防等涉及所有与建银大厦酒店有关的法律文件或资料原件（如只有复印件则需加盖甲、乙方公章，具体见本协议附件六：建银大厦酒店文件资料交接清单）；

5.2 根据丙方要求提供建银大厦酒店工程施工、安装合同原件、共用及自用设备买卖合同原件，提供复印件的必须由丙方与原件核对无异；

5.3 甲、乙方应在收到丙方支付的首付款即 4.1.1 项下 8000 万元后十五个工作日内，根据武汉市要求备妥办理建银大厦酒店房屋所有权转让登记手续所需的甲、乙方应提供的所有文件材料、明确丙方应提供的文件材料并通知丙方；

5.4 甲、乙方须在收到丙方支付的第二期款即 4.1.2 项下 4000 万元后三十个工作日内办妥房屋交易过户登记手续，具体以房屋交易登记部门出具的收件收据为准；

5.5 甲、乙方应在办妥房屋交易过户登记手续后十五个工作日内为丙方办妥房屋所有权证（即取得丙方名下的房屋所有权证），并在为丙方办妥房屋所有权证后七个工作日内与丙方办理建银大厦酒店的房屋、设备、场地交接手续；

5.6 甲、乙方应在办妥丙方名下的建银大厦酒店房屋所有权证之日起三十个工作日内办妥土地使用权交易过户手续（具体以土地管理部门出具的收件收据为准）；

5.7 甲、乙方应在收到丙方支付的第四笔款即 4.1.4 项下 3000 万元后十五个工作日内，将丙方名下的国有土地使用权证交予丙方；

5.8 如果丙、丁方在办理建银大厦酒店的安装、装饰、装修及水、电、煤、竣工验收、开业审批手续等工作过程中，行政主管部门要求甲、乙方配合并出具相关法律文书的，甲、乙方应根据要求出具；

5.9 向丙方移交其他可供酒店使用的现场材料。

第六条　丙、丁方义务

6.1 按时向甲、乙方支付转让价款；

6.2 配合甲、乙方办理向丙方转让建银大厦酒店的国有土地使用权证和房屋所有权证的过户登记手续，并及时根据办理手续的需要提供丙方的资料，于乙方通知之日起十个工作日内提供办理手续所需资料；

6.3 在接到甲、乙方的通知后七个工作日内根据本协议约定办理建银大厦酒店房屋、设备、场地的交接手续，七个工作日内未办理视为交接完毕；

6.4 尽快根据需要开展建银大厦酒店的设计、安装、装饰及装修工作；

6.5 促使建银大厦酒店的尽快开业。

第七条　　风险转移

7.1 各方约定建银大厦酒店（包括房屋、设备、场地）的风险责任自甲、乙方将丙方名下房屋所有权证交予丙方，且与丙方办妥房屋、设备、场地交接手续时转移给丙方；

7.2 在建银大厦酒店风险责任转移之前如发生毁损、灭失等风险状况，则本协议自动终止，届时甲、乙方应根据丙方要求立即返还所有已付转让价款。

第八条　　保证和承诺

8.1 甲、乙方向丙方作出如下承诺和保证：

8.1.1 确保建银大厦酒店目前的立项、规划、用地、施工、竣工、综合验收等所有开发建设手续均符合法律、法规、规章、行政规范性文件及武汉市的有关规定；

8.1.2 确保涉及建银大厦酒店现状的土地款、以前年度工程款、列入设备清单的设备款均已付清，如有拖欠或未了事宜均由甲、乙方负责处理、支付并承担全部法律责任；

8.1.3 确保建银大厦酒店的土地使用权及房屋所有权无任何权利瑕疵，亦无任何的权属纠纷且无抵押、查封等权利限制及优先权状态；

8.1.4 确保签署和履行本协议不构成对现行法律、法规、规章、行政规范性文件及上级主管部门规定的违反；

8.1.5 确保本协议约定须移交的所有文件资料的真实性、合法性，否则自行承担法律责任。

8.2 丙方向甲、乙方作出如下承诺和保证：

8.2.1 确保配合甲、乙方办理建银大厦酒店房地产的过户、登记手续；

8.2.2 确保能全面履行本协议项下的义务和责任；

8.2.3 确保签署和履行本协议不构成对现行法律、法规、规章、行政规范性文件及上级主管部门规定的违反；

8.2.4 确保建银大厦酒店的设计、安装、装饰及装修符合国家法律、法规、规章、行政规范性文件及武汉市的有关规定；

8.2.5 确保建银大厦酒店的设计、安装、装饰及装修不影响建银大厦办公楼的正常使用功能和安全；

8.2.6 保证对受让的建银大厦酒店负责经营，五年内不得用于其他用途；

8.2.7 丙、丁方已充分了解转让标的物的实物现状，并承诺按实物现状接受；

8.2.8 丁方承诺，其所提供的不可撤销的连带保证责任符合法律、法规和政策规定，不存在违反本公司章程或者超越公司授权的问题。

第九条　　合同担保

9.1　丁方自愿就丙方对本协议的履行承担不可撤销的连带保证责任。

第十条　　过户登记

10.1　各方商定，本协议项下建银大厦酒店房地产权均过户登记至丙方名下；

10.2　在甲、乙方办理建银大厦酒店房地产权过户登记手续前，由产权转让人乙方与产权受让人丙方另行根据武汉市的有关规定及本协议精神签订房地产转让合同，并报有关部门登记备案；

10.3　与建银大厦酒店房地产权过户登记有关的一切税费均已包括在转让

总条款中，并由甲、乙方根据本协议约定承担，与丙方无关。

第十一条　　共用设备

11.1　本协议书附件四“建银大厦酒店共用设备清单”项下的设备，乙方与丙方可以根据实际情况进行产权分割，另行签订《建银大厦酒店共用设备产权分割协议书》（即附件七），并就使用管理问题另签订《建银大厦酒店共用部位及共用设备使用管理协议书》（即附件八）。

第十二条　　通知

12.1　甲方指定联系人：王季明　　　　联系电话：027-87832725
联系地址：武汉市武昌区中南路 1 号 18 楼　　　　邮编：430071
自动传真号码：027-87813704
乙方指定联系人：陈渊博　　　　联系电话：027-65775553
联系地址：武汉市建设大道 709 号 34 楼　　　　邮编：430015
自动传真号码：027-65775295
丙方指定联系人：杨惠富　　　　联系电话：021—63217369
联系地址：上海市广东路 51 号 5 楼　　　　邮编：200002
自动传真号码：021—63217720
丁方指定联系人：张明　　　　联系电话：021—63298908
联系地址：上海市广东路 51 号 3 楼　　　　邮编：200002
自动传真号码：021—63297581

12.2　任何一方的挂号邮件送达 12.1 约定的联系地址后即视为通知已到

达，如联系人签收，亦视为通知到达。

第十三条　违约责任

13.1　一般违约

13.1.1 甲、乙方一般违约

13.1.1.1 甲、乙方逾期办理房地产交易过户、有关交接手续、移交资料或未按本协议约定时间履行其他义务的，每逾期一天均应按丙方已付款的万分之二点一承担一般违约金，违约金直接冲抵转让价款，逾期超过六十天的则构成根本违约；

13.1.1.2 由于甲、乙方违反本协议有关规定，造成丙方实际支付费用超出本协议约定转让价款总额，则超出部分费用由甲、乙方承担。

13.1.2　丙方一般违约

13.1.2.1 丙方逾期付款或逾期履行本协议约定义务的，每逾期一天按未付进度款的万分之二点一承担一般违约金，逾期六十天的则视为构成根本违约。

13.2　根本违约责任

13.2.1 协议各方在本协议中作出的保证和承诺与实际情况不符，致使合同目的不能实现的，均视为根本违约；

13.2.2 根本违约方除应支付一般违约金外，还必须向守约方支付相当于本合同转让价款总额百分之二十的根本违约金，若造成损失还应赔偿直接或间接损失；

13.2.3 守约方有权决定本协议是否解除或终止，如守约方决定终止本协议，则违约方除应进行已付转让价款或转让标的的返还外，还应支付上

述一般违约责任及根本违约责任项下的违约金。

第十四条　　争议的解决

14.1　协商

14.1.1 因本协议或本协议附件的有关事项引起争议的，各方首先应以协商方式解决。

14.2　诉讼

14.2.1 如在争议发生的六十日内，各方未能协商解决的，任何一方均可以根据本协议约定，向有管辖权的法院起诉。

第十五条　　协议附件

15.1　以下文件作为本协议附件，与本协议具有同等法律效力：

15.1.1 房屋所有权证（附件一）；

15.1.2 国有土地使用权证（附件二）；

15.1.3 建银大厦酒店自用设备清单（附件三）；

15.1.4 建银大厦酒店共用设备清单（附件四）；

15.1.5 主体工程施工合同及工程款足额支付证明或施工单位出具的结算证明（附件五）；

15.1.6 建银大厦酒店文件资料交接清单（附件六）；

15.1.7 建银大厦酒店共用设备产权分割协议书（附件七）；

15.1.8 建银大厦酒店共用部位及共用设备使用管理协议书（附件八）；

15.1.9 建银大厦酒店场地划分使用红线图（附件九）；

15.1.10 建银大厦动力管理协议(附件十)。

15.2 其他经各方书面签署的有关本协议或协议附件内容的修改、增加、删除、补充的书面文件。

第十六条 效力日期

16.1 本协议经各方法定代表人或负责人或其授权代表签字并加盖公章后成立，与下列协议同时签订生效：

16.1.1 建银大厦酒店共用设备产权分割协议书（即附件七）；

16.1.2 建银大厦酒店共用部位及共用设备使用管理协议书（即附件八）。

第十七条 协议文本

17.1 本协议一式八份，甲、乙、丙、丁四方各持二份，所有协议附件一式两份，乙、丙方各持一份，每份具有同等法律效力。

甲方：中国信达资产管理公司武汉办事处

地址：武汉市武昌区中南路 1 号

负责人或授权代理人：

签章日期：2004 年 12 月 22 日

乙方：中国建设银行湖北省分行

地址：湖北省武汉市江汉区建设大道 709 号

负责人或授权代理人：

签章日期：2004 年 12 月 22 日

丙方：武汉锦江国际大酒店有限公司

地址：湖北省武汉市江汉区建设大道 707 号

法定代表人或授权代理人：

签章日期：2004 年 12 月 22 日

丁方：锦江国际（集团）有限公司

地址：上海市延安东路 100 号 23 楼

法定代表人或授权代理人：

签章日期：2004 年 12 月 22 日

二〇〇四年十二月二十二日

Summary of Asset Transfer Agreement

An asset transfer agreement dated 22 December 2004 entered into between China Xinda Assets Management Co., Ltd. Wuhan Liaison Office, Hubei Branch of China Construction Bank, Wuhan Jin Jiang International Hotel Company Limited and Jin Jiang International regarding the disposal of Wuhan Jianyin Mansion Hotel from China Xinda Assets Management Co., Ltd. Wuhan Liaison Office and Hubei Branch of China Construction Bank to Wuhan Jin Jiang International Hotel Company Limited at a cash consideration of RMB230,000,000.

Jin Jiang International shall irrevocably bear the joint and several liabilities to the implementation of this agreement. The risk liabilities shall be transferred to Wuhan Jin Jiang International Hotel Company Limited once China Xinda Assets Management Co., Ltd. Wuhan Liaison Office and Hubei Branch of China Construction Bank deliver the title to Wuhan Jin Jiang International Hotel Company Limited and finish the delivery procedures. If any destruction or loss arises, this agreement shall be terminated before the transfer of the risk liabilities.

上海锦江国际酒店发展股份有限公司
（出让方）

与

上海新金桥创业投资管理有限公司
（受让方）

与

上海新亚之光大酒店
（目标公司）

就

上海新亚之光大酒店

之

股权转让协议

二〇〇四年十二月二十九日
中国·上海

股权转让协议

本协议由下列各方于2004年12月29日在中国上海市签订:

出让方: 上海锦江国际酒店发展股份有限公司(以下简称"甲方")
(原上海新亚(集团)股份有限公司)
法定地址: 上海市浦东浦电路389号12楼
法定代表人: 俞敏亮　　　　职务: 董事长

受让方: 上海新金桥创业投资管理有限公司(以下简称"乙方")
法定地址: 上海浦东新金桥路28号　　　　邮政编码: 201206
法定代表人: 章关明　　　　职务: 董事长

目标公司: 上海新亚之光大酒店(以下简称"丙方")
法定地址: 上海浦东新金桥路1348号　　　　邮政编码: 201206
法定代表人: 夏阳　　　　职务: 董事长

鉴于:

1、 丙方系甲方与上海金桥(集团)有限公司共同投资的联营企业，具有独立法人资格，其成立符合有关中国法律规定。丙方的股权结构为甲方持有51%股权；上海金桥(集团)有限公司持有49%股权。

2、 乙方拟受让甲方持有的51%丙方股权。甲、乙双方决策机构，已就转让丙方51%股权事宜分别作出有效董事会决议。

3、 丙方股东会已通过有效决议，一致同意甲方将其持有的51%丙方股权转让给乙方。

为此，现甲、乙、丙三方经友好协商，就本协议所确定的股权事宜达成共识，特此同意订立本协议，以资信守。

第一条　转让标的

甲、乙双方一致同意，甲方依法向乙方转让其持有的丙方51%股权，乙方愿意受让

该等股权。

第二条　转让价格及支付方式

1、股权转让价格

甲、乙双方一致同意，甲方所持有的丙方 51%股权转让的价格以基准日为 2003 年 12 月 31 日的国有资产评估机构的评估价格为基础，双方约定上述 51%丙方股权转让的价格为人民币叁佰万元整（RMB3,000,000 元）（下称“股权转让价”）。2003 年 12 月 31 日至本股权转让完成之日期间，丙方的损益不影响转让价格。

2、付款方式

甲、乙双方共同约定，本协议项下的付款方式及时间如下:

（1）在本协议签署后的七个工作日内，乙方向甲方支付本协议第二条第一款规定的股权转让价的 40%人民币壹佰贰拾万元整（RMB1,200,000 元）;

（2）在本协议第三条第 1 款所述之产权交割手续完成之日后的七个工作日内，乙方向甲方支付 30%的股权转让价人民币玖拾万元整（RMB900,000 元）

（3）甲、乙双方在本协议签署之后，并且在本协议第五条第一款所规定的交接手续完成之日起的三个月内，如果未发现有丙方帐外的债务或担保的，乙方向甲方支付 30%股权转让价，即人民币玖拾万元（RMB900,000 元）; 如果发现有丙方帐外的债务或担保的，经甲、乙双方确认，并作相应清算，在甲方按照 51%的比例承担上述发现并经甲、乙双方确认的丙方帐外债务或担保的金额后，乙方向甲方支付上述股权转让价款的全部尾款。

甲方在收到乙方缴纳的每一笔款项的同时均应向乙方出具合法的收款凭据。

第三条　转让程序

1、甲、乙双方共同确认，在本协议签署后的七个工作日内双方应：（1）按照产权交易所指定的格式文本签署正式的股权转让协议；（2）共同至相关产权交易所（下称"产交所"）办理产权交割的手续。产交所就本协议项下的股权转让事宜出具相关的产权交割单之日，为产权交割手续完成日。

2、甲、乙双方应在产权交割手续完成日后的七个工作日内共同向相关工商登记机关办理工商登记变更申请。本协议各方确认，相关工商登记机关向丙方核发新的营业执照之日，为股权转让完成日。

3、本协议生效后，本协议各方应当按照本协议条款严格履行各自义务，共同向产交所、相关工商登记机关及其他有关政府部门、单位申请办理与股权转让有关之一切手续，包括但不限于股权交割、股权转让工商变更登记手续等。

第四条　债权债务承担

1、本次股权转让的同时，丙方应向甲方清偿甲方对丙方拥有的、因对丙方的股东借款所形成的所有债权人民币壹仟陆佰伍拾壹万陆仟伍佰元整（RMB16,516,500元人民币）。如丙方无力清偿的，乙方同意向丙方提供足够资金，代丙方向甲方清偿上述债务。甲方声明及保证，截至本协议签署之日，甲方对丙方的债权为且仅为人民币壹仟陆佰伍拾壹万陆仟伍佰元整（RMB16,516,500元），该等债权系无任何瑕疵、权属争议的。甲方确认，在乙方或丙方按照本协议约定清偿丙方所欠甲方债务的前提下，甲方不得向丙方主张权利或追究丙方责任。

2、乙方或丙方在第三条第一款所述之产权交割手续完成之日后的七个工作日内，向甲方支付丙方对甲方的上述债务款项总额人民币壹仟陆佰伍拾壹万陆仟伍佰元整（RMB16,516,500 元）的 60%，即人民币玖佰玖拾万零玖仟玖佰元整（RMB9,909,900元）；乙方或丙方最迟不超过自产权交割手续完成之日起的两个月内，向甲方支付丙方对甲方的上述债务款项总额的 40%，即人民币陆佰陆拾万零陆仟陆佰元整（RMB6,606,600元）。

甲方在收到上述每一期债务清偿款的同时，均应向丙方出具合法的收款凭据。

第五条　交接手续

1、甲方承诺，甲方推荐经丙方董事会聘请的总经理，自本协议签署之日起七日内完成与乙方派往丙方的负责人办理交接手续，并由甲方安置其工作。

除甲方推荐至丙方的总经理外，其余属甲方无固定期限劳动合同关系而在甲乙双方签署本协议之前由丙方聘用的人员（见附件一人员名单），在本协议签署之日起两至三个月过渡期届满时可双向选择去向，甲方应予以安置或与其协商解除劳动关系。本协议附件一"人员名单"中所列的工作人员凡与丙方签署了相关的合同，但合同所规定的期限未满、而丙方需要提前终止的，有关人员的善后处理事宜应当根据相关合同的规定处理；但是，甲方推荐至丙方的总经理助理、人事经理按该相关合同约定如因提前终止合同而产生的相关费用由甲方负担。

2、乙方与丙方承诺：甲方推荐经丙方董事会聘请的总经理的工资，发至2004年12月31日；该总经理2004年度的年终奖，原则上参照丙方2003年度关于年终奖金金额的规定由丙方发放。

3、本协议第五条第一款所规定的交接手续完成之日起三个月内，甲方、乙方和丙方的其他股东应当相互配合进行丙方的资产清查核算等工作，对清查核算的结果予以确认，对可能发现的丙方帐外债务或担保进行清算；甲方按照本协议第二条第二款第三项规定的比例分担清查核算时发现的丙方帐外债务或担保。

4、在完成丙方总经理与乙方派往丙方的负责人交接后，至本股权转让完成前，丙方的经营责任由丙方与乙方、丙方的其他股东承担。在此期间，乙方派往丙方的负责人仅负责日常经营工作；同时，丙方在此期间有关借款和向甲方以外的股东的还款、对外设定担保、资产处置等重大事项仍然应当取得股权转让完成之前的丙方董事会或股东会决议一致通过。

第六条　声明、承诺与保证

1、甲方的声明、承诺及保证

（1）甲方已经具备完整的资格与授权签署本协议，其在本协议及其附件中的所有陈述、声明、承诺及保证均为真实、完整、合法、有效的。

（2） 在签署本协议前，丙方股东会已依法通过有效决议，同意甲方将丙方51%股权转让给乙方，并且丙方现有其他股东已签署明确放弃前述该等股权优先购买权的书面证明（见本协议附件二）。

（3） 甲方已缴清对丙方的全部出资，至股权转让完毕日止，其所持有的丙方股权未被设定任何质押、担保、查封或其他权利限制。

（4） 本协议项下的股权转让事项应获得相关的政府部门或授权单位的同意、批准。

（5） 股权转让完成日起，本协议项下的股东权利和义务予以转移，除本协议另有约定之外，甲方不再拥有丙方股东的权利，亦不承担相应的义务；并且，甲方与上海金桥（集团）有限公司就丙方的联营而签订的所有文件（包括但不限于联营合同、丙方章程）均自股权转让完成日起自行失效，丙方董事会自行解散。

2、乙方的声明、承诺及保证

（1） 具备完整的资格与授权签署本协议，并拥有足够的资金和能力以本协议约定的价格和支付方式受让甲方所持有的丙方51%股权及甲方对丙方所有的债权。

（2） 乙方保证向丙方提供足额资金，按本协议约定期限用于清偿甲方对丙方拥有的债权（借款）16,516,500元，并为丙方支付该项债务承担连带担保责任。

（3） 本协议项下的股权转让事项应获得相关的政府部门或授权单位的同意、批准。

（4） 乙方承诺将本着诚实信用的民事活动原则，全面、及时地履行其在本协议项下的全部责任及义务，并在办理股权转让的整个过程中积极及充分给予合理的所需之协作。

3、丙方的声明、承诺及保证

（1） 丙方承诺，丙方全权拥有丙方的全部资产，无任何物权瑕疵。且该资产未被设定任何担保、抵押、质押、查封、主张、司法执行或其他权利限制。

（2） 丙方声明，截至2004年11月1日甲方对丙方因向甲方借款所形成之债权金额共计人民币壹仟陆佰伍拾壹万陆仟伍佰元整（RMB16,516,500元人民币）；上海金桥（集团）有限公司对因丙方向上海金桥（集团）有限公司借款所形成之债权金额共计人民币壹仟伍佰陆拾肆万捌仟伍佰元整（RMB 15648500元人民币）

（3） 丙方不可撤销的声明，在乙方受让甲方对丙方的债权前/时，丙方对甲方不享有任何债权，包括已到期及/或同时到期的债权。丙方进一步承诺及保证，乙方受让的该等债权无任何瑕疵及/或潜在的影响该等债权实现的可能。

（4） 丙方确认，在乙方代其清偿对甲方的全部或部分债务后，即视为乙方已自动拥有了对丙方的全部或相应部分之债权，丙方不得提出任何异议。

第七条　纳税和费用

甲、乙双方一致确认，本协议所涉之股权评估的费用由甲、乙双方按照51%和49%的比例分担。本次股权转让所涉税赋及政府收费，法律法规有规定的由甲、乙双方各自按照规定承担；没有规定的，由甲、乙双方按照51%和49%的比例分担。

第八条　违约责任

1. 任何一方对因不可抗力事件造成的本协议项下任何义务的延迟履行或无法履行，不应被视为违反协议而承担责任，本协议各方应协商解决相关事宜。

2. 甲方的违约责任

若因甲方原因违反本协议约定义务导致股权交割及/或股权转让工商变更登记不能完成，自延期之日起，甲方应按照乙方已经支付的股权转让价和债权受让款之总额以每日万分之三（0.03%）向乙方支付违约金，赔偿乙方因甲方违约造成的一切经济损失。

3. 乙方的违约责任

乙方未能按照本协议第二条第一款、第二款与第四条第一款、第二款约定的时间、方式支付款项的，则应向甲方支付违约金。违约金应按照乙方逾期支付转让款与借款的金额以每日万分之三（0.03%）计算，赔偿甲方因乙方违约造成的一切经济

损失。

第九条　　生效

本协议自甲方、乙方和丙方法定代表人或授权代表签字并加盖公章之日起生效。

第十条　　其他

1、本协议的订立、效力、解释、履行、由本协议产生及与其有关之争议的解决均适用中华人民共和国法律。

2、本协议各方之间因本协议的签订、履行而产生的任何问题、争议或分歧，应首先通过各方的友好谈判和协商加以解决。如果有关问题、争议或分歧不能协商解决，则该问题、争议或分歧应提交上海市有管辖权的人民法院诉讼解决。

3、对本协议条款的变更、更改或修改须经甲、乙和丙三方友好协商，并签订补充协议，补充协议为本协议不可分割的组成部分，与本协议具有同等法律效力。

4、本协议的附件为本协议不可分割的组成部分，与本协议具有同等法律效力，并与本协议构成完整的股权转让协议。

5、本协议一式伍份，本协议三方各执壹份、产权交易所和工商行政管理部门各执壹份。

第十一条　附件

本协议包括如下附件：

附件一：人员名单
附件二：丙方股东会决议

（本页无正文）

甲方：　上海锦江国际酒店发展股份有限公司

法定代表人或
（授权代表）签字：

盖章：

乙方：　上海新金桥创业投资管理有限公司

法定代表人或
（授权代表）签字：

盖章：

丙方：　上海新亚之光大酒店

法定代表人或
（授权代表）签字：

盖章：

Summary of Equity Transfer Agreement

An equity transfer agreement dated 29 December 2004 entered into among Jin Jiang Hotels Development, Shanghai New Golden Bridge Investment Management Co. Ltd. and Shanghai New Asia Glory Hotel regarding the deposition of a 51% equity interest in Shanghai New Asia Glory Hotel from Jin Jiang Hotels Development to Shanghai New Golden Bridge Investment Management Co. Ltd. at a cash consideration of RMB3,000,000.

Shanghai New Golden Bridge Investment Management Co. Ltd. agrees to provide sufficient funds to relief the debts owned by Shanghai New Asia Glory Hotel to Jin Jiang Hotels Development. Jin Jiang Hotels Development and Shanghai New Golden Bridge Investment Management Co. Ltd. agree to deal with the change procedures within relevant authority within 7 days after the completion of the procedures of the title transfer.

(e)

DATED 14 March 2006

(1) Jin Jiang International Group (HK) Co., Limited
錦江國際集團（香港）有限公司

and

(2) 上海錦江國際酒店（集團）股份有限公司

**AGREEMENT FOR THE
SALE AND PURCHASE OF SHARES**

Baker & McKenzie
14th Floor Hutchison House
Hong Kong

Telephone: (852) 2846-1888
Fax: (852) 2845-0476

CONTENTS

Schedules

DATE: 14 March 2006

PARTIES:

(1) **Jin Jiang International Group (HK) Co., Limited** 錦江國際集團（香港）有限公司, a limited liability company incorporated in Hong Kong with registered number 523781, whose registered office is at Room 3204, 32/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong (the "**Vendor**").

(2) 上海錦江國際酒店（集團）股份有限公司, a joint stock company incorporated in the PRC, whose legal address is at Rooms 316-318, No. 24, Yang Xin East Road, Shanghai, the PRC (the "**Purchaser**").

RECITALS:

(A) The Vendor is the registered holder and beneficial owner of 6,975,622 issued shares of HK$10.00 each in the capital of Jin Jiang International Reservation Limited 錦江國際訂房中心有限公司 (the "**Company**"). Particulars of the Company are set out in Schedule 1.

(B) The Vendor wishes to sell and the Purchaser wishes to purchase the said shares on the terms and condition set out in this Agreement.

TERMS AGREED:

1. DEFINITIONS AND INTERPRETATION

1.1 In this Agreement where the context so admits the following words and expressions shall have the following meanings:

"Accounting Date"	31 December 2005;
"Accounts"	the audited financial statements of the Company for the accounting period which ended on the Accounting Date (such financial statement comprising a balance sheet, an income statement, a statement of changes in equity, a cash flow statement, notes and directors' and auditors' reports);
"Auditors"	P Tse & Company;
"Board"	the board of directors of the Company for the time being;
"Business Day"	a day other than Saturdays, Sundays and public holidays in the PRC;

"company"	any company or body corporate wherever incorporated;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"Completion"	completion of the sale and purchase of the Sale Shares as specified in Clause 5;
"Completion Accounts"	the audited balance sheet of the Company made up as at the close of business on the Completion Date and the audited profit and loss account of the Company for the period from 1 January 2006 to the Completion Date, to be prepared in accordance with the provisions of Clause 6;
"Completion Date"	2 Business Days after the fulfilment of the Condition (or such other date as the Parties may agree);
"Condition"	the condition specified in Clause 4.1;
"Consideration"	the total consideration for the Sale Shares being the sum specified in Clause 3, as adjusted in accordance with Clause 7, if applicable;
"Directors"	the persons listed as directors of the Company in Schedule 1;
"Disclosed Scheme"	Hang Seng Mandatory Provident Fund SuperTrust Plus;
"Encumbrances"	all pledges, charges, liens, mortgages, security interests, pre-emption rights, options and any other encumbrances or third party rights or claims of any kind;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Intellectual Property"	includes patents, know how, trade secrets and other confidential information, registered designs, copyrights, Internet domain names of any level, rights in circuit layouts, trade marks, service marks, business names, registrations of, applications to register and

rights to apply for registration of any of the aforesaid items, rights in the nature of any of the aforesaid items in any country, rights in the nature of unfair competition rights and rights to sue for passing off;

"Management Accounts"	the unaudited balance sheet of the Company as at 28 February 2006 and the unaudited profit and loss account of the Company for the period commencing from the day immediately following the Accounting Date and ending on 28 February 2006;
"Moral Rights"	the rights of an author of a copyright literary, dramatic, musical or artistic work or a director of a copyright film ("Work") to be identified as the author or director (as the case may be) of the Work, not to have the Work subjected to derogatory treatment and not to have a Work falsely attributed to him as the author or director (as the case may be), and rights in the nature of the aforesaid rights in any country;
"MPFS Ordinance"	the Mandatory Provident Fund Schemes Ordinance (Cap 485 of the Laws of Hong Kong);
"Net Assets"	the net tangible assets of the Company at Completion as shown by the Completion Accounts;
"Parties"	the named parties to this Agreement;
"PRC"	the People's Republic of China;
"Sale Shares"	the 6,975,622 shares of HK$10.00 each in the issued capital of the Company;
"Tax"	all forms of taxation, estate duties, deductions, withholdings, duties, imposts, levies, fees, charges, social security contributions and rates imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, federal or other body in Hong Kong or elsewhere and any interest, additional taxation, penalty, surcharge or fine in connection therewith;

"Warranties" the representations, warranties and undertakings contained or referred to in Clause 8 and Schedule 2; and

"HK$" Hong Kong dollars.

1.2 Save where the context otherwise requires words and phrases the definitions of which are contained or referred to in the Companies Ordinance shall be construed as having the meaning thereby attributed to them.

1.3 Any references, express or implied, to statutes or statutory provisions shall be construed as references to those statutes or provisions as respectively amended or re-enacted or as their application is modified from time to time by other provisions (whether before or after the date hereof) and shall include any statutes or provisions of which they are re-enactments (whether with or without modification) and any orders, regulations, instruments or other subordinate legislation under the relevant statute or statutory provision. References to Sections of consolidating legislation shall, wherever necessary or appropriate in the context, be construed as including references to the Sections of the previous legislation from which the consolidating legislation has been prepared.

1.4 References in this Agreement to Clauses and Schedules are to clauses in and schedules to this Agreement (unless the context otherwise requires). The Recitals and Schedules to this Agreement shall be deemed to form part of this Agreement.

1.5 Headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.6 The expressions **"the Vendor"** and **"the Purchaser"** include their respective successors and assigns.

2. SALE OF SALE SHARES

2.1 Subject to the terms of this Agreement, the Vendor shall sell as beneficial owner and the Purchaser shall purchase, free from all Encumbrances and together with all rights now or hereafter attaching to them, the Sale Shares.

2.2 The Vendor hereby waives and agrees to procure the waiver of any restrictions on transfer (including pre-emption rights) which may exist in relation to the Sale Shares, whether under the articles of association of the Company or otherwise.

3. CONSIDERATION

The total consideration payable for the Sale Shares shall be HK$72,435,760 (Seventy-two Million Four Hundred and Thirty-five Thousand Seven Hundred and Sixty Hong Kong Dollars), subject to adjustment, if any, in accordance with Clause 7.

4. CONDITION

4.1 The sale and purchase of the Sale Shares is conditional upon approval of this Agreement by the relevant examination and approval authorities in the PRC.

4.2 The Vendor and the Purchaser shall use their respective best endeavours to procure the fulfilment of the Condition on or before the date specified in Clause 4.3 below.

4.3 In the event that the Condition shall not have been fulfilled prior to 30 June 2006 (or such other date as the Parties may agree) then the Purchaser shall not be bound to proceed with the purchase of the Sale Shares and this Agreement shall cease to be of any effect except Clauses 1, 10, 12, 13.1 to 13.5, 14 and 15 which shall remain in force and save in respect of claims arising out of any antecedent breach of this Agreement.

5. **COMPLETION**

5.1 Subject to the provisions of Clause 4, Completion shall take place on the Completion Date at 23rd Floor, Lianyi Mansion, 100 Yan An East Road, Shanghai, the PRC when all (but not some only) of the events described in this Clause 5 shall occur.

5.2 At Completion, the Vendor shall:

5.2.1 deliver to the Purchaser:

5.2.1.1 duly executed transfers and sold notes in respect of all of the Sale Shares in favour of the Purchaser or its nominee(s) together with the relevant share certificate(s);

5.2.1.2 such waivers or consents, if any, as the Purchaser may require to enable the Purchaser or its nominee(s) to be registered as holders of any of the Sale Shares;

5.2.1.3 all the statutory and other books and records (including financial records) duly written up to date of the Company and its certificate of incorporation, current business registration certificate, common seal and any other papers and documents of the Company;

5.2.1.4 letters of resignation from each of the Directors, such resignations to take effect from close of the meeting of the Board referred to in Clause 5.2.3;

5.2.2 pay all monies (if any) then owing by itself to the Company, whether due for payment or not;

5.2.3 cause the Directors to hold a meeting of the Board at which the Directors shall pass resolutions (inter alia) to:-

5.2.3.1 approve the registration of the Purchaser or its nominee(s) as member(s) of the Company subject only to the production of duly stamped and completed transfers in respect of the Sale

Shares;

5.2.3.2 approve the resignations of Chen Wei Min, Wong Kam Fong and Wu Si En as directors of the Company;

5.2.3.3 appoint Chen Hao, Han Min and Yuan Gong Yao as new directors of the Company;

5.2.4 cause such persons as the Purchaser may nominate to be validly appointed as directors of the Company and upon such appointment forthwith cause the Directors to resign from their respective offices and as employees, each delivering to the Purchaser a letter under seal acknowledging that the person so retiring has no claim outstanding for compensation or otherwise;

5.2.5 procure revocation of all authorities to the bankers of the Company relating to bank accounts and procure the giving of authority to such persons as the Purchaser may nominate to operate the same.

5.3 At Completion, the Purchaser shall pay the Consideration by telegraphic transfer to the following bank account in Hong Kong Dollars in immediately available funds:-

Name of Account holder	:	Jin Jiang International Group (HK) Co., Limited 錦江國際集團（香港）有限公司
Name of Bank	:	Nanyang Commercial Bank
Account type	:	HKD savings account
Account number	:	043-472-10957525

5.4 Without prejudice to any other remedies available to the Purchaser, if in any respect the provisions of Clause 5 are not complied with by the Vendor on the Completion Date the Purchaser may:

5.4.1 defer Completion to a date not more than 28 days after the Completion Date (and so that the provisions of this Clause 5.4 shall apply to Completion as so deferred); or

5.4.2 proceed to Completion so far as practicable (without prejudice to its rights under this Agreement); or

5.4.3 rescind this Agreement.

6. COMPLETION ACCOUNTS

6.1 Immediately after Completion, the Auditors shall prepare the Completion Accounts. The Auditors shall within 1 month of the Completion Date provide to the Parties the Completion Accounts and a statement as to the amount of the Net Assets based on the Completion Accounts. The Completion Accounts shall be prepared on the same accounting bases and in accordance with the same accounting and valuation principles and practices as the Accounts.

6.2 The Completion Accounts shall be final and binding on the Parties.

6.3 The costs of the Auditors in respect of the preparation of the Completion Accounts shall be borne by the Vendor and the Purchaser equally.

7. ADJUSTMENT OF CONSIDERATION

7.1 Within 7 days of the determination of the amount of the Net Assets in accordance with Clause 6:

7.1.1 if the amount of the Net Assets exceeds the Consideration, the Purchaser will pay to the Vendor an amount equal to such excess;

7.1.2 if the amount of the Net Assets is less than the Consideration, the Vendor will pay to the Purchaser an amount equal to such shortfall.

8 WARRANTIES

8.1 The Vendor represents, warrants and undertakes to and with the Purchaser that each of the statements set out in Schedule 2 is now and will at Completion be true and accurate.

8.2 No information relating to the Company of which the Purchaser has knowledge (actual or constructive) and no investigation by or on behalf of the Purchaser shall prejudice any claim made by the Purchaser under the Warranties or operate to reduce any amount recoverable, and liability in respect thereof shall not be confined to breaches discovered before Completion.

8.3 The Vendor acknowledges that the Purchaser has entered into this Agreement in reliance upon the Warranties and has been induced by them to enter into this Agreement.

8.4 Without restricting the rights of the Purchaser or otherwise affecting the ability of the Purchaser to claim damages on any other basis available to it, in the event that any of the Warranties is broken or (as the case may be) proves to be untrue or misleading, the Vendor shall, on demand, pay to the Purchaser or, at the Purchaser's direction, the Company:

8.4.1 the amount necessary to put the Company into the position which would have existed if the Warranties had not been broken or (as the case may be) had been true and not misleading; and

8.4.2 all costs and expenses incurred by the Purchaser, the Company and in connection with or as a result of such breach and any costs (including legal costs on a solicitor and own client basis), expenses or other liabilities which any of them may incur either before or after the commencement of any action in connection with (i) any legal proceedings in which the Purchaser claims that any of the Warranties has been broken or is untrue or misleading and in which judgment is given for the Purchaser or (ii) the enforcement of any settlement of, or judgment in respect of, such claim.

8.5 Each of the Warranties shall be separate and independent and, save as expressly provided to the contrary, shall not be limited by reference to or inference from any other Warranty or any other term of this Agreement.

8.6 Where any statement in the Warranties or any confirmation or certificate given by the Vendor hereunder or pursuant hereto is qualified by the expression "so far as the Vendor is aware" or "to the best of the Vendor's knowledge and belief" or any similar expression, that statement shall be deemed to include an additional statement that it has been made after due and careful enquiry.

8.7 The Vendor hereby agrees with the Purchaser (for itself and as trustee for the Company) to waive any rights which he may have in respect of any misrepresentation or inaccuracy in, or omission from, any information or advice supplied or given by the Company or its officers, employees or advisers in connection with the giving of the Warranties.

8.8 The Vendor shall procure that (save only as may be necessary to give effect to this Agreement) neither it nor the Company shall do, allow or procure any act or omission before Completion which would constitute a breach of any of the Warranties if they were given at Completion or which would make any of the Warranties inaccurate or misleading if they were so given.

8.9 The Vendor hereby agrees to disclose promptly to the Purchaser in writing immediately upon becoming aware of the same, any matter, event or circumstance (including any omission to act) which may arise or become known to it after the date of this Agreement and before Completion which:-

8.9.1 constitutes a breach of or is inconsistent with any of the Warranties; or

8.9.2 has, or is likely to have, an adverse effect on the financial position or prospects of the Company.

8.10 If any sum payable by the Vendor under this Clause 8 shall be subject to Tax (whether by way of deduction or withholding or direct assessment of the person entitled thereto) such payment shall be increased by such an amount as shall ensure that after deduction, withholding or payment of such Tax the recipient shall have received a net amount equal to the payment otherwise required hereby to be made.

9 COVENANT IN RESPECT OF TAX

9.1 In this Clause unless the context otherwise requires:

9.1.1 **"event"** includes (without limitation) any omission, event, action or transaction whether or not the Company is a party thereto, the death of any person, a change in the residence of any person for any Tax purpose, a failure to make sufficient dividend payments to avoid an apportionment or deemed distribution of income and the entering into and completion of this

Agreement and references to the result of events on or before the Completion Date shall include the combined result of two or more events one or more of which shall have taken place on or before the Completion Date;

9.1.2 "relief" includes (without limitation) any relief, allowance, credit, set off, deduction or exemption for any Tax purpose;

9.1.3 reference to income or profits or gains earned, accrued or received shall include income or profits or gains deemed to have been or treated as or regarded as earned, accrued or received for the purposes of any legislation;

9.1.4 reference to any Tax liability shall include not only any liability to make actual payments of or in respect of Tax but shall also include:

9.1.4.1 the loss or reduction in the amount of, or the setting off against income, profits or gains, or against any Tax liability for which no provision has been made in preparing the Accounts of, any relief which would (were it not for the said loss, reduction or setting off) have been available to the Company and which relief has been taken into account in computing (and so eliminating or reducing) any provision for deferred Tax which appears (or which but for such relief would have appeared) in the Accounts;

9.1.4.2 the loss or reduction in the amount of, or the setting off against any Tax liability for which no provision has been made in preparing the Accounts of, a right to repayment of Tax which has been treated as an asset of the Company in preparing the Accounts; and

9.1.4.3 the loss or reduction in the amount of, or the setting off against income, profits or gains earned, accrued or received on or before Completion, or against any Tax liability of, any relief which is not available before Completion but which arises in respect of an event occurring after Completion in circumstances where, but for such loss, reduction or setting off, the Company would have had a Tax liability in respect of which the Purchaser would have been able to make a claim under this Clause 9; and in such a case the amount of Tax which could otherwise be saved or relieved, by the relief so lost, reduced or set off (calculated by reference to the rates of Tax in force at the date of this Agreement) or the amount of repayment which would otherwise have been obtained shall be treated as the amount of a Tax liability which has arisen;

9.1.5 reference to a payment in respect of Tax includes (without limitation) a payment for the surrender or transfer of any relief, a repayment of any such payment and a payment by way of reimbursement, recharge, indemnity or damages.

9.2 Subject as hereinafter provided, the Vendor hereby covenants with and undertakes to pay to the Purchaser (at its election, for itself and as trustee for its successors in title) a sum equal to the amount of:

9.2.1 any Tax liability of the Company resulting from or by reference to any income, profits or gains earned accrued or received on or before the Completion Date or any event on or before the Completion Date whether alone or in conjunction with other circumstances and whether or not such Tax is chargeable against or attributable to any other person; and

9.2.2 any Tax liability of the Company which is regarded as such pursuant to the provisions of Clause 9.1.4; and

9.2.3 any Tax liability of the Company that arises after Completion as a result of an act, omission or transaction by a person other than the Company and which liability to Tax falls upon the Company as a result of its having been in the same group for Tax purposes as that person at any time before Completion; and

9.2.4 any Tax liability of the Company that would not have been payable had there been no breach of any Tax Warranties and which is not the subject of the covenants in sub-Clauses 9.2.1, 9.2.2 and 9.2.3 above;

9.2.5 all costs and expenses which are incurred by the Purchaser or the Company in connection with any of the matters referred to in this Clause 9 or in taking or defending any action under the covenants contained in this Clause 9 (including, without prejudice to the generality of the foregoing, all legal and other professional fees and disbursements).

9.3 The covenants contained in Clause 9.2 do not apply to any liability:

9.3.1 to the extent that provision or reserve in respect thereof has been made in the Accounts or to the extent that payment or discharge of such liability has been taken into account therein; and

9.3.2 in respect of which provision or reserve has been made in the Accounts which is insufficient only by reason of any increase in rates of Tax made after the Completion Date with retrospective effect.

9.4 If the Purchaser shall become aware of any assessment, notice, demand or other document issued or action taken by or on behalf of any person, authority or body from which it appears that the Company has or may have a liability in respect of which a claim could be made under this Clause, it shall give written notice thereof to the Vendor and shall (if the Vendor shall indemnify and secure the Purchaser and the Company to the Purchaser's reasonable satisfaction against any liabilities, costs, damages or expenses which may be incurred thereby) take such action and procure that the Company shall take such action as the Vendor may reasonably request to dispute, resist or compromise the liability; provided that neither the Company nor the Purchaser shall be required to take any such action unless the Vendor shall have

produced to them the opinion of leading Counsel practising in the relevant area of law that such action is reasonable and provided also that neither the Company nor the Purchaser shall in any event be required to take any steps which would require any admission of guilt or liability relating to matters connected with the claim in question or which would affect the future conduct of the business of the Purchaser or the Company or any subsidiaries of the Purchaser or affect the rights or reputations of any of them.

9.5 The liability of the Vendor under this Clause shall cease after the date falling on the seventh anniversary of the Completion Date except in respect of matters which have been the subject of a bona fide written claim made within the said period by the Purchaser to the Vendor unless the claim in question has arisen by reason of fraud, wilful concealment or dishonesty on the part of the Vendor or, prior to the Completion Date, the Company or any of its officers or deliberate non disclosure on the part of the Vendor, or, prior to the Completion Date, by any officer or representative of the Company in which event there shall be no contractual limit on the time period within which such claim may be brought.

9.6 The due date for the making of payments under this Clause 9 shall be:-

9.6.1 where the payment relates to a liability of the Company to make an actual payment of or in respect of Tax, the date which is seven days before the date on which such actual payment is due to be made to the relevant authority;

9.6.2 where the payment relates to a matter falling within Clause 9.1.4.1 or 9.1.4.3, the date falling seven days after the Vendor has been notified by the Purchaser that the auditors for the time being of the Company have certified at the request of the Purchaser or the Company that the Vendor has a liability for a determinable amount under Clause 9.2; and

9.6.3 where the payment relates to a matter falling within Clause 9.1.4.2 the date on which the repayment of Tax would otherwise have been due to be made; and

9.6.4 in the case of costs and expenses within Clause 9.2.5 the date on which such costs and expenses are incurred.

9.7 If any sum payable by the Vendor under this Clause 9 shall be subject to Tax (whether by way of deduction or withholding or direct assessment of the person entitled thereto) such payment shall be increased by such an amount as shall ensure that after deduction, withholding or payment of such Tax the recipient shall have received a net amount equal to the payment otherwise required hereby to be made.

9.8 The Vendor shall give all such assistance and provide such information as the Purchaser shall reasonably request from time to time for the purpose of enabling the Purchaser or the Company to make returns and provide information as required to any Tax authority and to negotiate any liability to Tax.

10. RESTRICTION ON ANNOUNCEMENTS

Each of the Parties undertakes that it will not (save as required by law or by any securities exchange or any supervisory or regulatory body to whose rules any of the Parties is subject) make any announcement in connection with this Agreement unless the other Party shall have given its consent to such announcement (which consent may not be unreasonably withheld or delayed and may be given either generally or in a specific case or cases and may be subject to conditions).

11. PRE-COMPLETION OBLIGATIONS

11.1 The Vendor shall procure (subject to any express instruction from the Purchaser) that the business of the Company is operated until Completion in the same manner as it was operated prior hereto.

11.2 As from the date of this Agreement, the Vendor shall give and shall procure that the Purchaser and/or any persons authorised by it will for the purpose of satisfying itself as to the accuracy of the Warranties be given such access to the premises and all books, title deeds, records and accounts of the Company as the Purchaser may reasonably request and be permitted to take copies of any such books, deeds, records and accounts and that the Directors and employees of the Company shall be instructed to give promptly all such information and explanations to any such persons as aforesaid as may be requested by it or them.

11.3 The Purchaser hereby undertakes that it will not prior to Completion, save as required by law or by any securities exchange or any supervisory or regulatory body to whose rules it is subject, divulge any confidential information relating to the Company obtained by it pursuant to this Clause to any person other than its own officers, employees or professional advisers.

12 COSTS

12.1 Each party to this Agreement shall pay its own costs of and incidental to this Agreement and the sale and purchase hereby agreed to be made.

12.2 The Vendor confirms that no expense of whatever nature relating to the sale of the Sale Shares has been or is to be borne by the Company.

13 GENERAL

13.1 This Agreement shall be binding upon and enure for the benefit of the estates, personal representatives or successors of the Parties.

13.2 This Agreement (together with any documents referred to herein or executed contemporaneously by the Parties in connection herewith) constitutes the whole agreement between the Parties and supersedes any previous agreements or arrangements between them relating to the subject matter hereof; it is expressly declared that no variations hereof shall be effective unless made in writing signed by duly authorised representatives of the Parties.

13.3 All of the provisions of this Agreement shall remain in full force and effect notwithstanding Completion (except insofar as they set out obligations which have been fully performed at Completion).

13.4 If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

13.5 Any right of rescission conferred upon the Purchaser hereby shall be in addition to and without prejudice to all other rights and remedies available to it (and, without prejudice to the generality of the foregoing, shall not extinguish any right to damages to which the Purchaser may be entitled in respect of the breach of this Agreement) and no exercise or failure to exercise such a right of rescission shall constitute a waiver by the Purchaser of any such other right or remedy.

13.6 No failure of the Purchaser to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this Agreement shall operate as a waiver of such right or remedy.

13.7 Upon and after Completion the Vendor shall do and execute or procure to be done and executed all such further acts, deeds, documents and things as may be necessary to give effect to the terms of this Agreement and to place control of the Company in the hands of the Purchaser and pending the doing of such acts, deeds, documents and things the Vendor shall as from Completion hold the legal estate in the Sale Shares in trust for the Purchaser.

13.8 This Agreement may be executed in one or more counterparts, and by the Parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

14 NOTICES

Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant Party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) Business Days' prior written notice specified to the other Party):

To the Vendor: Jin Jiang International Group (HK) Co., Limited
錦江國際集團（香港）有限公司
Room 3204, 32/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong

Fax Number : 852-28030691
Attention : Liu Hou Bin

To the Purchaser:	上海錦江國際酒店（集團）股份有限公司 c/o Room 316-318, No. 24, Yang Xin East Road, Shanghai, the PRC	
	Fax Number	: 8621-63261072
	Attention	: Yu Min Liang

Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered (a) if given or made by letter, when actually delivered to the relevant address; and (b) if given or made by fax, when despatched.

15 GOVERNING LAW AND SUBMISSION TO JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the Parties irrevocably submit to the non-exclusive jurisdiction of the Hong Kong courts for the purpose of enforcing any claim arising hereunder.

SCHEDULE 1
Details of the Company

THE COMPANY

1.	Registered number:	704211
2.	Address of registered office:	Room 3203, 32/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong
3.	Date and place of incorporation:	14 February 2000 in Hong Kong
4.	Authorised share capital:	HK$70,736,220, divided into 7,073,622 shares of HK$10.00 each
5.	Issued share capital:	HK$70,736,220, divided into 7,073,622 shares of HK$10.00 each
6.	Shareholders:	

Name	No. of shares
Vendor	6,975,622
錦江國際酒店管理有限公司	98,000
	7,073,622

7	Directors:	Chen Wei Min Wong Kam Fong Wu Si En
8	Secretary:	CF Secretarial Company Limited
9	Annual Accounts Date:	31 December
10	Auditors:	P Tse & Company

SCHEDULE 2
Warranties

1. **The Accounts**

1.1 The Accounts have been prepared in accordance with the requirements of all relevant laws and applicable statements of standard accounting practice and with good and generally accepted accountancy principles and practice consistently applied, are complete and accurate in all respects, show a true and fair view of the state of affairs of the Company and of its results and profits for the financial period ending on the Accounting Date and disclose and make full provision or reserve for all liabilities (whether actual or contingent and whether quantified or disputed or otherwise).

1.2 The profits and losses of the Company shown by the Accounts and for the last three accounting periods have not in any material respect been affected by any unusual or non-recurring or exceptional item or by any other matter which has rendered such profits or losses unusually high or low.

1.3 All of the Company's book debts, whether shown in the Accounts or arising since the Accounting Date, are valid and enforceable and have realised or will in aggregate realise the nominal amount thereof and will be collectible in full within 90 days of the Completion Date.

1.4 The books and records of the Company accurately present and reflect in accordance with generally accepted accounting principles and standards within the Company's jurisdiction of incorporation all transactions entered into by the Company or to which it has been a party.

2. **Management Accounts**

The Management Accounts have been prepared in accordance with the accounting policies of the Company on a consistent basis with the monthly management accounts of the Company and show a fair view of the assets and liabilities and profits and losses of the Company as at and to 28 February 2006.

3. **Tax, Records and Returns**

3.1 No event, act, transaction or omission has occurred or shall occur between the Accounting Date and Completion which could give rise to a claim under the terms of Clause 9 of the Agreement and since the Accounting Date no liability or contingent liability for Tax has arisen otherwise than as a result of trading activities in the ordinary course of business of the Company.

3.2 The Company has duly filed all returns, computations, notices and information required to be made or provided by the Company for any Tax purpose and the same have been made or given within the requisite periods and on a proper basis and when made were true and accurate in all material respects and are up to date and none of them is or is likely to be the subject of any dispute with any Tax authority.

3.3 The Company has paid when due, and has withheld, deducted and accounted to the relevant Tax authorities for, all Tax, including provisional taxation, which it has become liable to pay, withhold, deduct or account for on or before the date hereof and within the period of seven years prior to the date hereof neither the Company nor any director or officer of the Company has paid or become liable to pay any fine, penalty, surcharge or interest in relation to Tax.

3.4 The Company has never been resident for Tax purposes in any jurisdiction other than Hong Kong and has never carried on a trade or business for Tax purposes other than the trade or business which the Company will be carrying on at Completion.

3.5 The Company is not and has never been a member of a group of companies for Tax purposes.

3.6 No payments of rents, interest, annuity, royalties, annual payments, emoluments, remuneration, compensation for loss of office or other sums of an income or revenue nature made or payable by the Company or which the Company is under an obligation to pay in the future have been, are or (under the law as presently in force) may be wholly or partially disallowable as deductions or charges in computing profits or against profits for Tax purposes and no payments have been made since the Accounting Date for which no relief will be received, whether as a deduction or otherwise, for Tax purposes.

3.7 No act or transaction has been or will, on or before Completion, be effected by the Company, the Vendor or any other person (including the sale of the Sale Shares), in consequence of which the Company is or may be held liable for Tax primarily chargeable against some other person.

3.8 The Company has not entered into or been engaged in or been a party to any transaction which is artificial or fictitious or any transaction or series of transactions or scheme or arrangement of which the main or dominant purpose or one of the main or dominant purposes was the avoidance or deferral of or reduction in the liability to Tax of the Company.

3.9 The Company has not appropriated any trading stock to fixed assets or vice versa, all assets are correctly shown in the Accounts as trading stock/current assets or fixed assets and any property under development is held and shown in the Accounts as fixed assets.

3.10 On a disposal of all of its assets by the Company for (in the case of each asset owned by the Company at the Accounting Date) a consideration equal to the value attributed to that asset in preparing the Accounts or (in the case of each asset acquired since the Accounting Date) a consideration equal to the actual consideration given for the acquisition then (in the case of each asset so owned) the liability to Tax (if any) which would be incurred by the Company would not exceed the amount (if any) taken into account in respect of that asset in computing the liability of the Company to deferred Tax as stated in the Accounts and (in the case of assets so acquired) no Tax liability would be incurred by the Company in respect of that asset.

3.11 The Company is not and has not at any time in the period of six years ending with the date of this Agreement been liable to Tax in any jurisdiction other than Hong Kong.

3.12 The information given by the Company to the Customs and Excise Department and all other authorities (whether of Hong Kong or otherwise) in connection with the import or export of any goods was when given true and accurate and the Company has complied with all legislation, regulations, orders, directions or conditions (whether of Hong Kong or otherwise) relating to the import and export of goods and to all customs and excise matters, and all customs duties and tariffs payable by the Company have been paid in full within the applicable time limits.

4. Corporate Matters

4.1 The Company has been duly incorporated and is validly existing and no order has been made or petition presented or resolution passed for the winding up of the Company and no distress, execution or other process has been levied on any of its assets. The Company is not insolvent nor unable to pay its debts for the purposes of Section 178 of the Companies Ordinance, no receiver or receiver and manager has been appointed by any person of its business or assets or any part thereof, no power to make any such appointment has arisen, the Company has taken no steps to enter liquidation and there are no grounds on which a petition or application could be based for the winding up or appointment of a receiver of the Company.

4.2 The Vendor is the beneficial owner of the Sale Shares, free and clear of any Encumbrance whatsoever.

4.3 The Sale Shares constitute approximately 98.61% of the issued shares in the capital of the Company, of which 102,000 shares are fully paid up and 6,873,622 shares are unpaid as at the date hereof but shall be fully paid up at Completion.

4.4 The Company has no and never has had any subsidiary or shares in or stock of any company and the Company has never been a director or other officer of any other company.

4.5 The Company does not have and has never had any place of business outside its jurisdiction of incorporation, nor has it carried on any trading activities outside such jurisdiction.

4.6 The Company has never reduced, repaid, redeemed or purchased any of its share capital.

4.7 There are no options or other agreements outstanding which call for the issue of or accord to any person the right to call for the issue of any shares in the capital of the Company or the right to require the creation of any mortgage, charge, pledge, lien or other security or encumbrance over the Sale Shares or any of the assets of the Company.

4.8 The copies of the Memorandum and Articles of Association of the Company which have been provided to the Purchaser are accurate and complete in all respects and have attached to them copies of all resolutions and agreements which are required to

be so attached. The Company has complied with its Memorandum and Articles of Association in all respects, has full power, authority and legal right to own its assets and carry on its business and none of the activities, agreements, commitments or rights of the Company is ultra vires or unauthorised.

4.9 The Register of Members and all other statutory books of the Company are up to date and contain true full and accurate records of all matters required to be dealt with therein and the Company has not received any notice of any application or intended application under the Companies Ordinance for rectification of the Company's register and all annual or other returns required to be filed with the Companies Registry have been properly filed within any applicable time limit and all legal requirements relating to the issue of shares and other securities by the Company have been complied with.

4.10 At Completion, the Company shall have a 12.5% equity interest in 北京昆侖飯店有限公司, a 25% equity interest in 昆明錦江大酒店有限公司 and a 51% equity interest in 上海和平美食文化有限公司, free from all Encumbrances.

5. **Trading and General Commercial Matters**

5.1 The Company has good and marketable title to (with full power to sell) all property and assets as are necessary to enable it properly to conduct its business as such business has been conducted prior to the date hereof and to all stocks used in its business. All such assets and stocks are free from any liens, mortgages, charges, encumbrances or other third party rights and are in the possession or under the control of the Company. The stock is in good condition and of merchantable quality and capable of being sold by the Company in the ordinary course of business to a purchaser in accordance with its list prices without rebate or allowance and all other assets owned or used by the Company are in good repair and capable of being used for the purposes for which they are designed, acquired or used by the Company.

5.2 The Company is not a party to:

5.2.1 any unusual or onerous contract, any contract not entered into in the ordinary course of business or not on arm's length terms, nor any contract which cannot be terminated without penalty or other compensation on less than three months' notice;

5.2.2 any contract restricting the Company's freedom of action in relation to its normal business activities or materially and adversely affecting its business or assets;

5.2.3 any contract for the purchase or use by the Company of materials, supplies, property or equipment which is in excess of the requirements of the Company for its normal operating purposes or requires expenditure in excess of HK$1,000,000;

5.2.4 any agency, distribution, marketing, purchasing, franchising, licensing (whether by or to the Company), consulting, management, joint venture,

shareholders' or partnership arrangement or agreement or similar arrangement;

5.2.5 any contract for the supply of goods or services requiring payments in excess of HK$1,000,000 that has not been entered into on the Company's standard terms and conditions of sale.

5.3 The Vendor has delivered to the Purchaser true and complete copies of all material contracts to which the Company is a party.

5.4 There are no contracts or obligations, agreements, arrangements or concerted practices involving the Company and no practices in which the Company is engaged, which are void, illegal, unenforceable, registrable or notifiable under or which contravene any fair trading or anti-trust legislation or regulations anywhere in the world nor has the Company received any threat or complaint or request for information or investigation in relation to or in connection with any such legislation or regulations.

5.5 With respect to each contract, commitment, arrangement, understanding, tender and bid involving the Company:

5.5.1 the Company has duly performed and complied in all material respects with each of its obligations thereunder;

5.5.2 the Company is under no obligation which cannot readily be fulfilled, performed or discharged by it on time and without undue or unusual expenditure or effort or loss;

5.5.3 there are no grounds for rescission, avoidance, repudiation or termination and the Company has not received any notice of rescission or termination; and

5.5.4 none of the other parties thereto is in default thereunder.

5.6 There are no loans, guarantees, pledges, mortgages, charges, liens, debentures, encumbrances or unusual liabilities given, made or incurred by or on behalf of the Company (and, in particular but without limiting the foregoing, no loans have been made by or on behalf of the Company to any directors or shareholders of the Company) and no person has given any guarantee of or security for any liability of the Company.

5.7 The execution, delivery and performance of this Agreement will not result in the breach, cancellation or termination of any of the terms or conditions of or constitute a default under any agreement, commitment or other instrument affecting the Company or its property or assets or result in the acceleration of any obligation under any loan agreement or in the loss of the benefit of or in liability to refund or repay any grant or any financial or Tax concession or relief or violate any law or any rule or regulation of any administrative agency or governmental body or any order, writ, injunction or decree of any court, administrative agency or governmental body affecting the Company.

5.8 There are no circumstances whereby, following a change in the control of the Company or in the composition of the Board of Directors of the Company, any of the principal customers of or suppliers or licensors to the Company would have the right to, or would, cease to remain customers or suppliers or licensors to the same extent and of the same nature as prior to the date hereof.

5.9 The Company has no liabilities except liabilities arising in the ordinary course of business under contracts for service, purchase orders, supply contracts or sale contracts, nor does it have any other liabilities direct or indirect, absolute or contingent, not required by generally accepted accounting principles to be referred to in the Accounts, including, but not limited to, off balance sheet financing arrangements.

5.10 The Company is not the subject of any official investigation or inquiry and there are no facts which are likely to give rise to any such investigation or inquiry.

5.11 The Company has at all times carried on its business in compliance with all applicable laws and regulations. Neither the Company, nor any of its directors, officers, employees or agents in relation to the Company, has committed any criminal offence or any tort or any breach of the requirements or conditions of any statute, treaty, regulation, bye-law or other obligation relating to the Company or the carrying on of its business and the Company has obtained and complied with all registrations, licences and consents necessary or advisable for the carrying on of its business, and all such registrations, licences and consents are valid and subsisting and there is no reason why any of them should be suspended, cancelled or revoked (whether as a result of the sale and purchase of the Sale Shares pursuant to this Agreement or otherwise).

5.12 The Company does not have any of its records, systems, controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process whether computerised or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company.

5.13 (a) The Company has at all times complied with all of its obligations under the Personal Data (Privacy) Ordinance ("**PDPO**"), including the data protection principles forming Schedule 1 of the PDPO, in connection with the collection, holding, processing and use of personal data as defined in the PDPO. (In this Schedule, "**personal data**" means any data relating to a living individual from which it is practicable to ascertain the identity of that individual and which is in a form in which it is practicable to access or process that data).

(b) The Company has also followed and complied with all of the recommendations contained in any applicable code of practice approved or issued by the Privacy Commissioner for Personal Data in relation to the PDPO.

5.14 The Company is duly registered under any applicable legislation relating to the maintenance of personal data on computer or otherwise and all due and requisite fees in respect of the Company's registration have been paid. The details contained in such registrations are correct, proper and suitable for the purposes for which the

Company holds or uses the personal data which is the subject of such registrations.

5.15 The Company has security procedures in place to prevent unauthorised access, amendment or damage to the Company's data or the data of third parties held, recorded, stored, maintained or operated by the Company or on behalf of the Company by any third party, and no unauthorised access, amendment or damage to such data has taken place during the six year period preceding the date hereof.

5.16 No act or transaction has been effected by or on behalf of the Company involving the making or authorising of any payment, or the giving of anything of value, to any government official, political party, party official or candidate for political office for the purpose of influencing the recipient in his or its official capacity in order to obtain business, retain business or direct business to the Company or any other person or firm.

5.17 There is no transaction to which the Company is or has been a party which may give rise to a claim for setting aside under the Companies Ordinance or otherwise howsoever.

6. **Intellectual Property, including confidential information**

6.1 All Intellectual Property used in the business or businesses of the Company:

(a) is owned by the Company as the sole legal and beneficial owner, free of any licence or encumbrance in favour of a third party("**Company IP**"); or

(b) is used by the Company in accordance with the terms of a current licence from the owner of that Intellectual Property ("**Licensed IP**").

6.2 Details of all licences to the Company of Licensed IP (including any royalties or licence fees payable) and all licences of Company IP to third parties have been disclosed to the Purchaser. Neither the Company nor any other person has breached or alleged a breach of any of those licences during the six years preceding the date of this Agreement.

6.3 No third party has, during the six years preceding the date of this Agreement:

(a) infringed or misused any Company IP, or threatened to do so; or

(b) made, threatened or brought any challenge, claim or proceedings in relation to the Company IP or the Company's use of the Licensed IP (and there are no facts or matters which might give rise to any such challenge, claim or proceedings); or

(c) asserted any Moral Right over any Company IP.

6.4 The Company does not use or need to use, and has not within the six years preceding the date of this Agreement used, any Intellectual Property in a manner that infringes the Intellectual Property rights or Moral Rights of a third party.

6.5 The Company has not disclosed any know how or confidential information to third parties.

7. **Insurance**

All assets of the Company of an insurable nature have at all times been and are insured in amounts to the full replacement value thereof against such risks as are in accordance with good commercial practice normally insured against. The Company has at all times maintained such insurance as it is or has been required by any agreement to maintain and has at all times been adequately covered against accident, third party, public liability, product liability and other risks normally covered by insurance and nothing has been done or omitted to be done by or on behalf of the Company which would make any policy of insurance void or voidable or enable the insurers to avoid the same and there is no claim outstanding under any such policy and the Vendor is not aware of any circumstances likely to give rise to such a claim or result in an increased rate of premium.

8. **Litigation**

Neither the Company nor any person for whose acts or defaults the Company may be vicariously liable is or are engaged whether as plaintiff or defendant or otherwise in any civil, criminal or arbitration proceedings or any proceedings before any tribunal (save for debt collection by the Company in the ordinary course of business) and there are no proceedings threatened or pending against the Company or any such person including proceedings in respect whereof the Company is liable to indemnify any party concerned therein and there are no facts which are likely to give rise to any litigation or proceedings. There are no unfulfilled or unsatisfied judgments or orders against the Company or any of its assets.

9. **Employment Matters**

9.1 There has been no past and there is no existing or threatened or pending industrial or trade dispute involving the Company and any of its employees and there are no agreements or arrangements (whether oral or in writing or existing by reason of custom and practice) between the Company and any trade union or other employees' representatives concerning or affecting the Company's employees.

9.2 The Company has neither given notice of any redundancies or lay offs nor started consultations with any independent trade union or employees' representatives regarding redundancies, lay offs or dismissals within the period of one year prior to the date hereof. No circumstances have arisen under which the Company is likely to be required to pay damages for wrongful dismissal, to make any statutory severance, redundancy or long service payment or to make or pay any compensation for unreasonable dismissal or to make any other payment under any employment protection legislation or to reinstate or re-engage any former employee. No circumstances have arisen under which the Company is likely to be required to pay damages or compensation, or suffer any penalty or be required to take corrective action or be subject to any form of discipline under the Sex Discrimination Ordinance, the Disability Discrimination Ordinance, the Family Status Discrimination Ordinance or any other laws conferring protection against discrimination, harassment,

victimisation or vilification by reason of age, gender, family circumstances, race, religion or disability. So far as the Vendor is aware, there are no current, pending or threatened claims of any type against it by any existing or former employees.

10. Mandatory Provident Fund Scheme

10.1 In respect of all relevant employees of the Company who are not exempted from the MPFS Ordinance, the Company has at all times complied with the requirements of the MPFS Ordinance and any requirements of the Mandatory Provident Fund Schemes Authority, and shall continue to so comply up to Completion Date. For this purpose, the term "relevant employees" shall have the meaning as given to it under the MPFS Ordinance.

10.2 The Company participates in the Disclosed Scheme, which is a provident fund scheme registered under the MPFS Ordinance. No notice relating to cessation of participation in the Disclosed Scheme has been given by the Company on or prior to the Completion Date.

10.3 All amounts due to be paid under the Disclosed Scheme by the Company on or prior to the Completion Date have been duly paid and the Company has duly complied with its obligations under the Disclosed Scheme up to the Completion Date.

10.4 True and complete copies of the trust deeds and rules and other documents containing the provisions currently governing the Disclosed Scheme and full particulars of the benefits and entitlements under the Disclosed Scheme (including any discretionary practices) and the contributions payable to the Disclosed Scheme in connection with the Company's participation in the Disclosed Scheme have been provided to the Purchaser and there is no obligation to provide benefits under the Disclosed Scheme other than as revealed in such documents and particulars. In particular, the Company is not making and has not at any time made or promised to make any contributions to the Disclosed Scheme in addition to the amounts which it is required to make under the MPFS Ordinance and the trust deeds and rules of the Disclosed Scheme.

10.5 There are not, in respect of the Company's participation in the Disclosed Scheme or the benefits under it, any claims or actions against the Company (including without limitation any complaints made under any internal disputes procedure maintained in respect of the Disclosed Scheme) in progress, pending, threatened or anticipated (other than routine claims for benefits).

10.6 On or prior to the Completion Date, the Company has not participated in any occupational retirement scheme registered under the Occupational Retirement Schemes Ordinance (Cap 426 of the Laws of Hong Kong).

10.7 The data of employees of the Company relating to the Disclosed Scheme that has been disclosed to the Purchaser is complete and accurate in all material respects as at the date of disclosure.

11. **Arrangements with connected persons etc.**

11.1 All amounts outstanding and appearing in the books of the Company as loan accounts or as due to directors or shareholders wholly represent money or money's worth paid or transferred to the Company as the case may be or remuneration accrued due and

payable for services rendered. All amounts outstanding between the Vendor and the Company are specifically disclosed in the Accounts.

11.2 There is not outstanding and there has not at any time been outstanding any contract or arrangement to which the Company is a party and in which the Vendor or directors or officers of the Company is or has been interested, whether directly or indirectly, other than arm's length service contracts and the Company is not a party to, nor have its profits or financial position at any time been adversely affected by, any contract or arrangement which is not of an entirely arm's length nature; save as aforesaid, there are no agreements or understandings (whether legally enforceable or not) between the Company and any person who is a shareholder or the beneficial owner of any interest in the Company or any other company controlled by any such person relating to the management of the Company's business or the appointment or the removal of its directors or the ownership or transfer of ownership or the letting of any of its assets or the provision of finance, goods, services or other facilities to or by the Company or otherwise howsoever relating to the Company or its affairs.

11.3 Neither the Vendor nor any person connected with the Vendor is at the date hereof either individually or collectively or with any other person or persons engaged in any other business or concerned or interested in any way whatsoever in any other business of a similar nature to or competitive with that carried on by the Company.

12. Matters since the Accounting Date

Since the Accounting Date:

12.1 there has been no interruption or alteration in the nature, scope or manner of the Company's business which business has been carried on lawfully and in the ordinary and usual course of business as previously carried on and so as to maintain it as a going concern;

12.2 there has been no material adverse change in the customer relations of the said business or in the financial condition or the position, prospects, assets or liabilities of the said business or the Company as compared with the position disclosed by the Accounts and there has been no damage, destruction or loss (whether or not covered by insurance) affecting the said business or its assets;

12.3 no substantial customer or supplier of the Company for the accounting period ending on the Accounting Date has ceased or indicated that it is likely to cease trading with or supply to the Company, or reduced or indicated that it is likely to reduce substantially its trading with or supplies to the Company or changed or indicated that it is likely to change substantially the terms upon which it is prepared to trade with or supply the Company (other than normal price and minor changes);

12.4 the Company has continued to pay its creditors in the ordinary course of business and no unusual trade discounts or other special terms have been incorporated into any contract entered into by the Company;

12.5 the Company has not repaid any loan capital in whole or in part (other than indebtedness to its bankers) nor has it become bound or liable to be called upon to repay prematurely any loan capital or borrowed monies;

12.6 the Company has not cancelled, waived, released or discontinued any rights, debts or claims;

12.7 the Company has not incurred any capital expenditure or made any capital commitment of an amount in excess of HK$1,000,000 or disposed of any fixed assets having a value of more than HK$1,000,000 in aggregate;

12.8 no dividends, bonuses or other distributions have been declared, paid or made in respect of any of the Sale Shares.

13. Accuracy of Information Provided

13.1 All information contained in this Agreement (including the Recitals) is true and accurate in all respects and not misleading in any respect.

13.2 All information given to the Purchaser and its professional advisers by the Vendor, the officers and employees of the Company, the Vendor's professional advisers and the Company's advisers during the negotiations prior to this Agreement was when given and is at the date hereof true and accurate.

IN WITNESS WHEREOF the parties hereto have signed this Agreement on the date appearing at the head hereof.

The Common Seal of
Jin Jiang International Group (HK) Co., Limited
錦江國際集團（香港）有限公司
was hereunto affixed
by resolution of the
board of directors in
the presence of:

Director

Director

Signed by 俞敏亮
for and on behalf of
上海錦江國際酒店（集團）股份有限公司
in the presence of:


上海锦江国际酒店(集团)股份有限公司

Summary of Agreement for the Sale and Purchase of Shares

An agreement for the sale and purchase of shares dated 14 March 2006 entered into between Jin Jiang International Group (HK) Co., Limited and the Company, pursuant to which Jin Jiang International Group (HK) Co., Limited sold to the Company an approximately 98.61% shareholding interest in Jin Jiang Hotels (HK), for a cash consideration of HK$72,435,760. This agreement is conditional upon approval by the relevant examination and approval

authorities in the PRC. Within 7 days of the determination of the amount of the net assets, if the amount of the net assets exceeds the consideration, the Company will pay to Jin Jiang International Group (HK) Co., Limited an amount equal to such excess while if the amount of the Net Assets is less than the consideration, Jin Jiang International Group (HK) Co., Limited will pay to the Company and amount equal to such shortfall.

DATED 10 APRIL 2006

(1) Shanghai Jinjiang International Hotels Group (HK) Company Limited
上海錦江國際酒店集團（香港）有限公司
(formerly known as Jin Jiang International Reservation Limited
錦江國際訂房中心有限公司)

and

(2) Jin Jiang Travel (H.K.) Limited
香港錦江旅遊有限公司

BUSINESS TRANSFER AGREEMENT

Baker & McKenzie
14th Floor Hutchison House
Hong Kong

CONTENTS

Schedules

DATE: 10 April 2006

PARTIES:

(1) **Shanghai Jinjiang International Hotels Group (HK) Company Limited 上海錦江國際酒店集團（香港）有限公司 (formerly known as Jin Jiang International Reservation Limited 錦江國際訂房中心有限公司)** a company incorporated in Hong Kong with registered number 704211 whose registered office is at Room 3203, 32/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong (the "**Vendor**").

(2) **Jin Jiang Travel (H.K.) Limited 香港錦江旅遊有限公司** a company incorporated in Hong Kong with registered number 146106 whose registered office is at Room 3204, 32/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong (the "**Purchaser**").

RECITAL:

The Vendor carries on the business of providing hotel room reservation services. The Vendor wishes to sell and the Purchaser wishes to purchase the Business (as defined below), and certain assets used in it, as a going concern on the terms and conditions set out in this Agreement.

TERMS AGREED:

1. <u>Definitions and Interpretation</u>

1.1 In this Agreement where the context so admits the following words and expressions shall have the following meanings:

"Accounting Date"	31 December 2005;
"Accounts"	the audited financial statements of the Vendor for the accounting period which ended on the Accounting Date (such financial statement comprising a balance sheet, an income statement, a statement of changes in equity, a cash flow statement, notes and directors' and auditors' reports);
"Business"	the business of providing hotel room reservation services as carried on by the Vendor and, where the context permits, shall include the Office Equipment and Furniture;
"business day"	a day (other than a Saturday or a Sunday) on which banks are open for business in Hong Kong;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the

Laws of Hong Kong);

"company"	a company or body corporate wherever incorporated;
"Completion"	completion of the sale and purchase of the Business pursuant to Clause 6;
"Completion Date"	31 May 2006 (or such other day as the parties may agree);
"Conditions"	the conditions specified in Clause 4.1;
"Encumbrances"	all pledges, charges, liens, mortgages, security interests, pre-emption rights, options and any other encumbrances or third party rights or claims of any kind (other than repairmen's and similar liens arising or incurred in the ordinary course of the Business and securing obligations not material in amount);
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Management Accounts"	the unaudited balance sheet of the Vendor as at 31 March 2006 and the unaudited profit and loss account of the Vendor for the period commencing from the day immediately following the Accounting Date and ending on 31 March 2006;
"MPFS Ordinance"	the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong);
"Office Equipment and Furniture"	the movable office equipment, furniture and furnishings, together with all spare parts, accessories and consumable supplies therefor owned or used by the Vendor in the Business at the Completion Date, including without limitation those items which are described in Schedule 2;
"Parties"	the named parties to this Agreement;
"Purchase Price"	the total price to be paid by the Purchaser under this Agreement;
"Purchaser MPF Scheme"	the MPF Scheme of the Purchaser;

"Tax"	all forms of taxation, estate duties, deductions, withholdings, duties, imposts, levies, fees, charges, social security contributions and rates imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, federal or other body in Hong Kong or elsewhere and any interest, additional taxation, penalty, surcharge or fine in connection therewith;
"Transferring Employees"	those employees of the Vendor whose employment is to be transferred to the Purchaser, a list of whom appears in Schedule 3;
"Vendor MPF Scheme"	the MPF scheme of the Vendor;
"Warranties"	the representations, warranties and undertakings contained or referred to in Clause 12 and Schedule 1;
"HK$"	Hong Kong dollars.

1.2 Save where the context otherwise requires words and phrases the definitions of which are contained or referred to in the Companies Ordinance shall be construed as having the meaning thereby attributed to them.

1.3 Any references, express or implied, to statutes or statutory provisions shall be construed as references to those statutes or provisions as respectively amended or re-enacted or as their application is modified from time to time by other provisions (whether before or after the date hereof) and shall include any statutes or provisions of which they are re-enactments (whether with or without modification) and any orders, regulations, instruments or other subordinate legislation under the relevant statute or statutory provision. References to sections of consolidating legislation shall wherever necessary or appropriate in the context be construed as including references to the sections of the previous legislation from which the consolidating legislation has been prepared.

1.4 References in this Agreement to Clauses and Schedules are to clauses in and schedules to this Agreement (unless the context otherwise requires). The Recital and Schedules to this Agreement shall be deemed to form part of this Agreement.

1.5 Headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.6 The expressions "the Vendor" and "the Purchaser" shall, where the context permits, include their respective successors and permitted assigns.

2. **Sale of Business**

2.1 Subject to the terms of this Agreement, the Vendor shall sell as beneficial owner, and the Purchaser shall purchase, the Business as a going concern and all of the Office Equipment and Furniture free from all Encumbrances. The sale and purchase shall take effect from the Completion Date.

2.2 Nothing in this Agreement shall operate to transfer from the Vendor, nor to impose any obligation or liability on the Purchaser in respect of, any other assets or liabilities of the Vendor except as specifically provided in this Agreement.

3. **Payment of Purchase Price**

3.1 The Purchase Price is HK$91,886.32, which shall be paid at Completion as provided in Clause 6.

3.2 The Purchase Price shall be allocated between the Office Equipment and Furniture as specified in Schedule 2.

4. **Conditions**

4.1 The sale and purchase of the Office Equipment and Furniture is conditional upon:

4.1.1 the Vendor confirming to the Purchaser that it has had no claim notified to it in response to the notices served by it under the Transfer of Businesses (Protection of Creditors) Ordinance pursuant to Clause 8, other than those claims which are paid, compromised, defended or otherwise dealt with subject to the prior consent of, and to the satisfaction of, the Purchaser; and

4.1.2 all necessary consents being granted by third parties (including governmental or official authorities) for the sale and purchase of the Office Equipment and Furniture and no statute, regulation or decision which would prohibit, restrict or materially delay the sale and purchase of the Office Equipment and Furniture or the operation of the business to be carried on by the Purchaser after Completion using the Office Equipment and Furniture having been proposed, enacted or taken by any governmental or official authority.

4.2 The Purchaser may waive the Condition under Clause 4.1.1 at any time by notice in writing to the Vendor, but may not waive the Condition under Clause 4.1.2.

4.3 The Vendor shall use its best endeavours to procure the fulfilment of the Conditions on or before the Completion Date.

4.4 In the event that any of the Conditions shall not have been fulfilled (or waived pursuant to Clause 4.2 by the Purchaser) on the Completion Date, then the

Purchaser shall not be bound to proceed with the purchase of the Office Equipment and Furniture and save in respect of any antecedent breach of this Agreement all rights and liabilities of the Parties shall cease and no Party shall have any claim against the other Party.

5. **Pre-Completion Obligations**

Between the date hereof and the Completion Date, the Vendor shall carry on the Business in the usual and ordinary course consistent with prior practice so as to maintain the same as a going concern (using its best endeavours to preserve its assets, customer and supplier relations, employee relations, business and organisation).

6. **Completion**

6.1 Subject to the provisions of Clause 4, Completion shall take place on the Completion Date at Room 3204, 32/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong when all (but not some only) of the following events shall occur:

6.1.1 the Vendor shall:

6.1.1.1 place the Purchaser in possession of all of the Office Equipment and Furniture; and

6.1.1.2deliver to the Purchaser all the books of account, ledgers, payroll records, stock and asset records, information relating to customers and suppliers, and other books and documents which relate to the Business (other than minute books relating to directors' and shareholders' meetings and statutory books) in whatever form and upon whatever media they may be recorded.

6.1.2 The Purchaser shall deliver to the Vendor a banker's draft drawn on a prime bank in Hong Kong and dated no later than its date of delivery for the sum of HK$91,886.32 on account of the Purchase Price.

6.2 Without prejudice to any other remedies available to the Purchaser, if in any respect the provisions of Clause 6.1 are not complied with by the Vendor on the Completion Date the Purchaser may:

6.2.1 defer Completion to a date not more than 28 days after the Completion Date (and so that the provisions of this Clause 6.2 shall apply to Completion as so deferred); or

6.2.2 proceed to Completion so far as practicable (without prejudice to its rights under this Agreement); or

6.2.3 rescind this Agreement.

7. **Apportionments**

7.1 The following items of expenditure and income shall be apportioned such that the cost of items of expenditure accrued, or referable to periods, prior to the Completion Date shall be borne by the Vendor and thereafter by the Purchaser and the benefit of items of income accrued, or referable to periods, prior to the Completion Date shall belong to the Vendor and thereafter to the Purchaser:

7.1.1 all rents, rates, gas, water, electricity and telephone charges and other outgoings relating to or payable in respect of the premises from which the Business is carried on; and

7.1.2 all salaries, wages, accrued holiday pay entitlement, and other emoluments and all statutory contributions, salaries tax and employer's contributions to the Vendor MPF Scheme relating to the employment of the Transferring Employees in the Business.

For the avoidance of doubt, all payments, if any, payable to the Transferring Employees in connection with the termination of their employment as a result of the transfer of the Business contemplated under this Agreement (including long service payments) shall be considered as items of expenditure incurred prior to the Completion Date, which therefore shall be borne by the Vendor.

7.2 The Parties shall use all reasonable endeavours to draw up and agree a statement of the apportionments referred to in Clause 7.1, and the balance owing by one Party to the other, as soon as practicable after the Completion Date.

8 Transfer of Businesses (Protection of Creditors) Ordinance

As soon as practicable after the execution of this Agreement, the Parties shall procure that a notice of transfer relating to the sale and purchase of the Business is published in accordance with the provisions of the Transfer of Businesses (Protection of Creditors) Ordinance. Any such notice shall be in the form set out in Schedule 5 and shall be given without prejudice to the rights and obligations of the Parties, as against each other, under this Agreement.

9. Responsibility for Liabilities

9.1 Without prejudice to the Warranties, the Vendor shall be responsible for, and shall keep the Purchaser fully and effectively indemnified against:

9.1.1 all debts, obligations and liabilities arising from the carrying on of the Business prior to the Completion Date including, for the avoidance of doubt, all liabilities arising (whether before or after the Completion Date) in respect of warranties given to purchasers of services from the Vendor;

9.1.2 all claims by and liabilities to third parties in respect of any negligent act or omission or breach of obligation of the Vendor prior to the Completion Date; and

9.1.3 all liabilities or obligations to banks or other non-trade creditors, and all Tax liabilities of the Vendor.

9.2 The Vendor agrees with the Purchaser that it will, in accordance with its normal practice, pay, satisfy or discharge all debts, liabilities and obligations relating in any way to the Business which are not expressly assumed by the Purchaser hereunder.

10. Employees

10.1 The Purchaser agrees that the Transferring Employees shall be offered employment with the Purchaser with effect from the Completion Date on terms no less favourable than those then enjoyed with the Vendor.

10.2 Not less than one (1) month before Completion (or such longer period as may be required under law), the Vendor and the Purchaser will jointly inform each of the Transferring Employees in writing of the sale of the business hereby agreed and will issue a joint letter in the terms set out in Schedule 4 to each Transferring Employee giving notice of termination of his employment with the Vendor and containing an offer by the Purchaser of re-engagement of such employee on terms no less favourable than his then existing terms of employment.

10.3 The Vendor shall use all reasonable endeavours to persuade the Transferring Employees to accept employment with the Purchaser on such terms as aforesaid.

10.4 Save with the consent in writing of the Purchaser the Vendor shall not terminate the employment or make any variation in the terms of employment of any of the Transferring Employees (whether immediate, conditional or prospective) at any time before the Completion Date.

11. Vendor MPF Scheme

11.1 The Vendor shall inform the trustee of the Vendor MPF Scheme of the cessation of employment of the Transferring Employees as at Completion Date and procure that each Transferring Employee who is an employee member of the Vendor MPF Scheme shall cease on the Completion Date to be a member of the scheme.

11.2 Where the employment of a Transferring Employee is transferred to the Purchaser (and the Transferring Employee is a relevant employee within the meaning of the MPFS Ordinance and is not exempted therefrom), the Purchaser shall as soon as practicable, and in any event within 60 days, after the Completion Date offer to that Transferring Employee membership with effect from the Completion Date of the Purchaser MPF Scheme which provides retirement and related benefits for the Transferring Employee on terms and conditions overall comparable with the retirement and related benefits provided by the Vendor under the Vendor MPF Scheme.

11.3 The Vendor undertakes to procure the transfer of the pension benefits (including all vested and unvested benefits) of each Transferring Employee to the Purchaser MPF Scheme and, for this purpose, obtain the requisite consent of the Transferring Employees.

11.4 On receipt of the transfer of the pension benefits, the Purchaser shall procure that the trustee of the Purchaser MPF Scheme uses such pension benefits to provide retirement and related benefits solely for and in respect of the relevant Transferring Employee in accordance with the terms of the Purchaser MPF Scheme. The Purchaser further undertakes that, for the purpose of determining the accrued benefits of the Transferring Employees under the Purchaser MPF Scheme, it shall procure the trustee to recognise the periods of service of the Transferring Employees with the Vendor immediately preceding the transfer.

11.5 The Vendor warrants that all amounts due to be paid under the Vendor MPF Scheme by the Vendor on or prior to the Completion Date have been duly paid and the Vendor has duly complied with its obligations under the Vendor MPF Scheme up to the Completion Date.

11.6 The Vendor further warrants that, on or prior to the Completion Date, the Vendor has not participated in any occupational retirement scheme registered under the Occupational Retirement Schemes Ordinance (Chapter 426 of the Laws of Hong Kong).

12. Warranties

12.1 The Vendor represents, warrants and undertakes to and with the Purchaser that each of the Warranties is now and will at Completion be true and accurate.

12.2 The Vendor acknowledges that the Purchaser has entered into this Agreement in reliance upon the Warranties and has been induced by them to enter into this Agreement.

12.3 Each of the Warranties shall be separate and independent and, save as expressly provided to the contrary, shall not be limited by reference to or inference from any other Warranty or any other term of this Agreement.

12.4 Where any statement in the Warranties is qualified by the expression "so far as the Vendor is aware" or "to the best of the Vendor's knowledge and belief" or any similar expression, that statement shall be deemed to include an additional statement that it has been made after due and careful enquiry.

12.5 The liability of the Vendor under the Warranties:

12.5.1 shall cease after 1 year except in respect of matters which have been the subject of a bona fide written claim made before such date by the Purchaser to the Vendor; and

12.5.2 shall be limited to a maximum aggregate amount equal to the Purchase Price.

13. Restriction on Announcements

Each of the Parties undertakes that it will not (save as required by law or by any securities exchange or any supervisory or regulatory body to whose rules any Party to this Agreement is subject) make any announcement in connection with this Agreement unless the other Party shall have given its consent to such announcement (which consent may not be unreasonably withheld or delayed and may be given either generally or in a specific case or cases and may be subject to conditions).

14. Costs

Each Party shall pay its own costs of and incidental to this Agreement and the sale and purchase hereby agreed to be made.

15. General

15.1 This Agreement shall be binding upon and enure for the benefit of the successors and permitted assigns of the Parties.

15.2 This Agreement (together with any documents referred to herein or executed contemporaneously by the Parties in connection herewith) constitutes the whole agreement between the Parties hereto and supersedes any previous agreements or arrangements between them relating to the subject matter hereof; it is expressly declared that no variations hereof shall be effective unless made in writing signed by duly authorised representatives of the Parties.

15.3 All of the provisions of this Agreement shall remain in full force and effect notwithstanding Completion (except insofar as they set out obligations which have been fully performed at Completion).

15.4 Any right of rescission conferred upon the Purchaser hereby shall be in addition to and without prejudice to all other rights and remedies available to it (and, without prejudice to the generality of the foregoing, shall not extinguish any right to damages to which the Purchaser may be entitled in respect of any breach of this Agreement) and no exercise or failure to exercise such a right of rescission shall constitute a waiver by the Purchaser of any such other right or remedy.

15.5 Upon and after Completion the Vendor shall do and execute and deliver or procure to be done and executed and delivered all such further acts, deeds, documents, instruments of conveyance, assignment and transfer and things as may be necessary to give effect to the terms of this Agreement, to place control of the Business in the hands of the Purchaser and as the Purchaser may request in order effectively to convey, transfer, vest and record title to each of the Office Equipment and Furniture in the Purchaser and pending the doing of such acts, deeds, documents and things the Vendor shall as from Completion hold the legal estate in each of the Office Equipment and Furniture in trust for

the Purchaser to the extent that it shall not have transferred to the Purchaser.

15.6 No failure of the Purchaser to exercise, and no delay or forbearance in exercising, any right or remedy in respect of any provision of this Agreement shall operate as a waiver of such right or remedy.

15.7 If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

15.8 The Vendor shall after Completion give all such assistance and provide access for the Purchaser to all such information, documents, accounting books and other records of the Business as the Purchaser may reasonably require for the purpose of enabling the Purchaser to respond to enquiries of or make returns to any Tax authority and to negotiate any liability to Tax.

15.9 This Agreement may be executed in one or more counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

16. Notices

Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant Party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) business days' prior written notice specified to the other Party):

To the Vendor: Shanghai Jinjiang International Hotels Group (HK) Company Limited
上海錦江國際酒店集團（香港）有限公司
Room 3203, 32/F, Shun Tak Centre, West Tower,
200 Connaught Road Central, Hong Kong

Fax Number : (8621) 6321 7720
Attention : Chen Hao

To the Purchaser: Jin Jiang Travel (H.K.) Limited
香港錦江旅遊有限公司
Room 3204, 32/F, Shun Tak Centre, West Tower,
200 Connaught Road Central, Hong Kong

Fax Number : (852) 2857 3963
Attention : Liu Hou Bin

Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered (a) if given or made by letter, when actually

delivered to the relevant address; and (b) if given or made by fax, when dispatched.

17. Governing Law and Submission to Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the Parties irrevocably submit to the non-exclusive jurisdiction of the Hong Kong courts for the purpose of enforcing any claim arising hereunder.

SCHEDULE 1

Warranties

1. **The Accounts**

1.1. The Accounts have been prepared in accordance with the requirements of all relevant laws and applicable statements of standard accounting practice and with good and generally accepted accountancy principles and practice and are complete and accurate in all respects and show a true and fair view of the state of affairs of the Vendor and of its results and profits for the financial period ending on the Accounting Date and depreciation of the fixed assets of the Vendor has been made at a rate sufficient to write down the value of such assets to nil not later than the end of their useful working lives.

1.2 The Accounts disclose and make full provision or reserve for all actual liabilities of the Vendor.

1.3 The Accounts disclose and make full provision or reserve for or note all contingent, unquantified or disputed liabilities and capital or burdensome commitments of the Vendor.

1.4 The bases and policies of accounting of the Vendor (including depreciation) adopted for the purpose of preparing the Accounts are the same as those adopted for the purpose of preparing the audited accounts of the Vendor for each of the last three preceding accounting periods.

1.5 The profits and losses of the Vendor shown by the Accounts and for the last three preceding accounting periods have not in any material respect been affected by any unusual or non-recurring or exceptional item or by any other matter which has rendered such profits or losses unusually high or low.

1.6 The Business has no liabilities, obligations or contingencies of any kind, whether absolute, contingent, unaccrued, asserted or unasserted, or otherwise, except liabilities, obligations or contingencies that were in existence on the Accounting Date and are fully accrued or reserved in the Accounts, or that have been incurred after such date in the ordinary course of the Business.

1.7 The Accounts contain full provision for all Tax in relation to the Business including deferred or provisional taxation liable to be assessed on the Vendor for the accounting period ended on the Accounting Date or for any subsequent period (on the basis of the rates of Tax and taxation statutes in force at the Accounting Date) in respect of any transaction, event or omission occurring or any income or profits or gains earned, accrued or received by the Vendor on or prior to the Accounting Date or for which the Vendor is accountable up to such date and all contingent liabilities for Tax have been provided for or disclosed in the Accounts.

1.8 The Management Accounts have been prepared in accordance with the accounting policies of the Vendor which are set out in the Accounts and on a consistent basis with the monthly management accounts of the Vendor and show a fair view of the assets and liabilities and profits or losses of the Business as at and to 31 March 2006.

2. **Taxation Matters**

2.1 Since the Accounting Date no further liability or contingent liability for Tax in relation to the Business has arisen otherwise than as a result of trading activities in the ordinary course of its business.

2.2 All returns of the Vendor made for Tax purposes were when made and remain correct and on a proper basis and all other information supplied to the Inland Revenue Department or other fiscal authority for such purpose was when supplied and remains correct and on a proper basis and such returns include all returns and information which the Vendor ought to have made or given.

2.3 The Vendor is not involved in any dispute with any Tax authority concerning any matter likely to affect the conduct of the Business after Completion or any of the Office Equipment and Furniture and no such dispute is likely.

2.4 The Vendor has paid all Tax in relation to the Business for which it is liable to account to the Inland Revenue Department or other fiscal authority on the due date for payment thereof and is under no liability to pay any penalty or interest in connection therewith.

2.5 The Vendor has made all deductions and withholdings in respect, or on account, of any Tax from any payments made by it which it is obliged or entitled to make and has accounted in full to the appropriate authority for all amounts so deducted or withheld.

2.6 All remuneration, compensation payments, payments on retirement or removal from an office or employment and other sums paid or payable to employees or officers or former employees or officers of the Vendor in connection with the Business and all interest, annuities, royalties, rent and other annual payments paid or payable by the Vendor in connection with the Business (whether before or after the date hereof) pursuant to any obligation in existence at the date hereof are and will (on the basis of the Tax legislation in force at the date hereof) be deductible for profits tax purposes either in computing the profits of the Vendor or as a charge on the income of the Vendor.

2.7 The Vendor has complied with its reporting obligations to the Inland Revenue Department or other fiscal authority, in respect of any benefits provided to any of the Transferring Employees.

2.8 All returns and information made or given by the Vendor to any relevant authorities in relation to the Business are correct and the Vendor has complied with all legislation relating to all customs and excise matters.

2.9 All customs and excise duties payable in respect of the Office Equipment and Furniture have been paid in full, and none of the Office Equipment and Furniture is liable to confiscation or forfeiture.

2.10 All documents (other than those which have ceased to have any legal effect) which are material to the title to any of the Office Equipment and Furniture have been duly stamped.

3. **Corporate Matters**

3.1 The Vendor has been duly incorporated and is validly existing and no order has been made or petition presented or resolution passed for the winding up of the Vendor and no distress, execution or other process has been levied on any of its assets. The Vendor is not insolvent or unable to pay its debts for the purposes of section 178 of the Companies Ordinance and no receiver or receiver and manager has been appointed by any person of its business or assets or any part thereof and no power to make any such appointment has arisen.

3.2 The Vendor does not have any place of business or branch or permanent establishment relating to the Business outside its jurisdiction of incorporation.

3.3 The Vendor has complied with its Memorandum and Articles of Association in all material respects and none of the activities, agreements, commitments or rights of the Vendor relating to the Business nor this Agreement is ultra vires or unauthorised.

3.4 The Vendor has all the requisite corporate power to execute, deliver and perform, and has taken all necessary corporate or other action to authorise the execution, delivery and performance of, this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Vendor enforceable in accordance with its terms.

4. **The Office Equipment and Furniture**

4.1 The Vendor has good and marketable title to all the Office Equipment and Furniture free from any Encumbrances, other third party rights, hire or hire purchase agreements, credit sale agreements, agreements for payment on deferred terms or bills of sale and any rights of any person to call for any of the same. All of the Office Equipment and Furniture are in the possession or under the control of the Vendor.

4.2 Neither the construction, positioning or use of any of the Office Equipment and Furniture or Fixtures and Fittings, nor the Office Equipment and Furniture or Fixtures and Fittings themselves, contravene any relevant provision of any legislation, regulation or other requirement having the force of law.

4.3 All of the items of Office Equipment and Furniture and Fixtures and Fittings are in good repair having regard to their age and not subject to breakdown beyond the normal level of breakdown for such types of assets, are capable of

being used for the purposes for which they were designed or acquired by the Vendor, and have throughout their period of ownership by the Vendor been maintained and serviced in accordance with their manufacturers' recommendations.

4.4 The Office Equipment and Furniture and Fixtures and Fittings comprise all the fixed and loose plant, machinery, furniture, fixtures and fittings, equipment and other tangible assets used in the carrying on of the Business.

5. <u>General Trading Matters</u>

5.1 The Vendor is not aware of any circumstances whereby following a change in the ownership of the Office Equipment and Furniture or the Business any principal licensors of or suppliers to or customers of the Business would cease to remain licensors, suppliers or customers (as the case may be) in respect of the Business or to the same extent and of the same nature as prior to Completion.

5.2 Neither the Vendor, nor any person for whose acts or defaults the Vendor may be vicariously liable, has committed any criminal offence or any tort or any breach of legislation, regulation or other requirement having force of law, relating to the Business.

5.3 The Vendor has obtained all authorisations, licences and consents necessary for the carrying on of the Business. All such authorisations, licences and consents are valid and subsisting. The Vendor knows of no reason why any of them should be suspended, cancelled or revoked or should not be duly assigned to and vested in or renewed in the name of the Purchaser.

5.4 The Vendor does not carry on the Business under any name other than its own (present or past).

5.5 The Vendor is not the subject of any official investigation or inquiry and is not aware of any facts which are likely to give rise to any such investigation or inquiry.

5.6 There are no obligations, agreements, arrangements or concerted practices relating to or affecting the Business to which the Vendor is a party or by which the Vendor is bound and there are no practices in which the Vendor is engaged which relate to or affect the Business which are void, illegal, unenforceable, registrable or notifiable under or which contravene any anti trust or similar legislation anywhere in the world (all such laws being referred to as "the anti trust rules" in this paragraph). The Vendor has received no complaint or threat to complain under or referring to the anti trust rules from any person and has not received any request for information, investigation or objections or been the addressee of or party to any decision, judgment, undertaking or settlement relating to the anti trust rules or to any proceedings in which the anti trust rules were pleaded or relied upon which in any case related to or affected the Business.

5.7 The books and records of the Business accurately present and reflect all transactions entered into in relation to the Business, and have been properly maintained, in accordance with generally accepted accounting principles and applicable legislation in Hong Kong. Such books and records are up to date and complete.

5.8 (a) The Vendor has at all times complied in relation to the Business with all of its obligations under the Personal Data (Privacy) Ordinance ("**PDPO**"), including the data protection principles forming Schedule 1 of the PDPO, in connection with the collection, holding, processing and use of personal data as defined in the PDPO. (In this Schedule, "**personal data**" means any data relating to a living individual from which it is practicable to ascertain the identity of that individual and which is in a form in which it is practicable to access or process that data).

(b) The Vendor has also followed and complied in relation to the Business with all of the recommendations contained in any applicable code of practice approved or issued by the Privacy Commissioner for Personal Data in relation to the PDPO.

6. **Litigation**

Neither the Vendor nor any person for whose acts or defaults the Vendor may be vicariously liable is engaged whether as plaintiff or defendant or otherwise in any civil, criminal or arbitration proceedings or any proceedings before any tribunal in relation to the Business (save for debt collection by the Vendor in the ordinary course of the Business for amounts which are not material) and there are no proceedings threatened or pending against the Vendor in relation to the Business including proceedings in respect whereof the Vendor is liable to indemnify any party concerned therein and there are no facts which are likely to give rise to any such litigation or proceedings.

7. **Employees**

7.1 There has been no past and there is no existing or threatened or pending industrial or trade dispute involving the Vendor and any of its employees, including without limitation, the Transferring Employees. There are no agreements or arrangements (whether oral or in writing or existing by reason of custom and practice) between the Vendor and any trade union or other employees' representatives concerning or affecting any of the Transferring Employees and there are no trade unions or other employees' representatives whom the Vendor recognises to any extent, in relation to the Transferring Employees, for collective bargaining purposes.

7.2 The Vendor has neither given notice of any redundancies or lay offs nor started consultations with any independent trade union or employees' representatives within the period of one year prior to the date of this Agreement in relation to any of the Transferring Employees. No circumstances have arisen under which the Vendor is likely to be required to

pay damages for wrongful dismissal or breach of contract, to make any contractual or statutory redundancy, severance or long service payment or make or pay any compensation in respect of unreasonable dismissal, to make any other payment under any employment protection legislation or to reinstate or re-engage any former employee who was employed in the Business. So far as the Vendor is aware, there are no pending or threatened claims of any type against it by any existing or former employees who are or were employed in the Business. No circumstances have arisen under which the Vendor is likely to be required to pay damages or compensation, or suffer any penalty or be required to take corrective action or be subject to any form of discipline under the Sex Discrimination Ordinance, the Disability Discrimination Ordinance, the Family Status Discrimination Ordinance or any other laws conferring protection against discrimination, harassment, victimisation or vilification by reason of age, gender, race, religion, family circumstances or disability. So far as the Vendor is aware, there are no current, pending or threatened claims of any type against it by any existing or former employees.

7.3 There are no existing service or other agreements between the Vendor and any of the Transferring Employees which cannot be lawfully terminated by three calendar months' notice or less without giving rise to any claim for damages or compensation other than a statutory redundancy or severance or long service payment, and the Vendor has complied with all its obligations under all legislation, regulations, and other requirements having force of law (including without limitation codes, orders and awards) in connection with the Transferring Employees and any trade unions and employee representatives and with all collective agreements with respect to trade unions or any Transferring Employees.

7.4 Schedule 3 contains full and accurate particulars of the following in relation to all of the Transferring Employees:

(i) name, date of birth and commencement of employment;

(ii) details of all remuneration payable (including any bonus or commission entitlements) and any other benefits provided or which the Vendor is bound to provide (whether now or in the future) to all such persons; and

(iii) details of any other material terms and conditions of employment of such persons,

all of which information is true and complete.

7.5 There are no persons working in the Business other than those listed in Schedule 3.

7.6 The Vendor has no scheme or arrangement for the payment of bonuses or commission to employees employed in relation to the Business.

8. Mandatory Provident Fund Scheme

8.1 In respect of all relevant employees of the Vendor who are not exempted from the MPFS Ordinance, the Vendor has at all times complied with the requirements of the MPFS Ordinance and any requirements of the Mandatory Provident Fund Schemes Authority, and shall continue to so comply up to Completion Date. For this purpose, the term "relevant employees" shall have the meaning as given to it under the MPFS Ordinance.

8.2 The Vendor participates in the Vendor MPF Scheme, which is a provident fund scheme registered under the MPFS Ordinance. No notice relating to cessation of participation in the Vendor MPF Scheme has been given by the Vendor on or prior to the Completion Date.

8.3 All amounts due to be paid under the Vendor MPF Scheme by the Vendor on or prior to the Completion Date have been duly paid and the Vendor has duly complied with its obligations under the Vendor MPF Scheme up to the Completion Date.

8.4 True and complete copies of the trust deeds and rules and other documents containing the provisions currently governing the Vendor MPF Scheme and full particulars of the benefits and entitlements under the Vendor MPF Scheme (including any discretionary practices) and the contributions payable to the Vendor MPF Scheme in connection with the Vendor's participation in the Vendor MPF Scheme have been provided to the Purchaser and there is no obligation to provide benefits under the Vendor MPF Scheme other than as revealed in such documents and particulars. In particular, the Vendor is not making and has not at any time made or promised to make any contributions to the Vendor MPF Scheme in addition to the amounts which it is required to make under the MPFS Ordinance and the trust deeds and rules of the Vendor MPF Scheme.

8.5 There are not, in respect of the Vendor's participation in the Vendor MPF Scheme or the benefits under it, any claims or actions against the Vendor (including without limitation any complaints made under any internal disputes procedure maintained in respect of the Vendor MPF Scheme) in progress, pending, threatened or anticipated (other than routine claims for benefits).

8.6 On or prior to the Completion Date, the Vendor has not participated in any occupational retirement scheme registered under the Occupational Retirement Schemes Ordinance (Cap 426 of the Laws of Hong Kong).

8.7 The data of employees of the Vendor relating to the Vendor MPF Scheme that has been disclosed to the Purchaser is complete and accurate in all material respects as at the date of disclosure.

9. Matters since the Accounting Date

Since the Accounting Date:

9.1 there has been no interruption or alteration in the nature, scope or manner of the Business, which has been carried on lawfully and in the ordinary and usual course so as to maintain it as a going concern;

9.2 there has been no material adverse change in the customer relations of the Business or in the financial condition, prospects, assets or liabilities of the Business as compared with the position disclosed by the Accounts and no damage, destruction or loss (whether or not covered by insurance) affecting the Business or the Office Equipment and Furniture;

9.3 no substantial customer or supplier being a customer or supplier accounting for contribution to gross trading profits of more than HK$1,000,000 of the Business for the accounting period ending on the Accounting Date has:

9.3.1 indicated that it is likely to cease trading with or supply to the Business;

9.3.2 indicated that it is likely to reduce substantially its trading with or supplies to the Business; or

9.3.3 indicated that it is likely to change substantially the terms upon which it is prepared to trade with or supply the Business (other than normal price and minor changes);

9.4 the Vendor has continued to pay its creditors in the ordinary course of the Business. No unusual trade discounts or other special terms have been incorporated into any contract entered into by the Vendor;

9.5 the Vendor has not acquired, sold, transferred or otherwise disposed of any assets of the Business of whatsoever nature or cancelled, waived, released or discounted in whole or in part any rights, debts or claims of or connected with the Business, except in each case in the ordinary course of the Business in a manner consistent with prior practice;

9.6 the Vendor has not hired or dismissed any employee employed in the Business earning an annual rate of remuneration, including fringe benefits, in excess of HK$1,000,000;

9.7 no sum or benefit has been paid, applied or voted to any of the Transferring Employees by way of remuneration, bonus, incentive or otherwise in excess of the amounts payable to them by the Vendor at the Accounting Date so as to increase their total remuneration and no new service agreements have been made or entered into by the Vendor with any of the Transferring Employees since the Accounting Date and the Vendor is not under any contractual or other obligation to, and the Vendor will not, change the terms of service of any Transferring Employee prior to Completion;

9.8 the Vendor has not made any purchase or sale or introduced any method of management or operation in respect of the Business or the Office Equipment and Furniture except in the ordinary course of the Business in a manner consistent with prior practice; and

9.9 the Vendor has not incurred or become subject to any liability or obligation (absolute, contingent or otherwise) in relation to the Business except current liabilities and obligations incurred under contracts entered into in the ordinary

course of the Business and consistent with past practice.

10. Accuracy of Information Provided

10.1 All information contained in the Recitals and Schedules to this Agreement is true and accurate in all respects and not misleading in any respect.

10.2 All written information regarding the Business provided by the Vendor or any of its professional advisers to the Purchaser or any of its professional advisers during the negotiations prior to this Agreement is and was when given true and accurate.

11. General

The execution, delivery and performance of this Agreement will not result in the breach, cancellation and/or termination of any of the terms or conditions of or constitute a default under any agreement by which the Office Equipment and Furniture may be bound or affected or give rise to a right of any other party to terminate or cancel any such agreement or violate any legislation, regulation or other requirement having force of law or any order, writ, injunction or decree of any court, administrative agency or governmental body affecting the Business or the Office Equipment and Furniture.

SCHEDULE 2

Office Equipment and Furniture

	Number	Unit Price (HK$)	Total Price (HK$)	Net book value as at 31 March 2006 (HK$)
Clock Card Machine	1	1,580.00	1,580.00	0
Fax Machine (Panasonic UF-280M)	1	6,880.00	6880.00	0
Fax Machine (Panasonic UF-280M)	1	6,880.00	6880.00	0
Telephone System	1	17,600.00	17,600.00	0
Typewriter	1	2,650.00	2,650.00	0
Computer hardware & softwares Mon	1	1,800.00	1,800.00	0
Windows software licence (Office 2000)	2	2,600.00	5,200.00	0
UPS	1	5,040.00	5,040.00	0
PC (IBM) 909V41R, 909V38X, 909V39F	3	10,443.00	31,329.00	0
Printer (Epson LQ-300)	1	1,270.00	1,270.00	0
Printer (Epson LQ-2180)	1	4,890.00	4,890.00	0
Fax Machine (Panasonic UF-595)	1	5,999.00	5,999.00	0
Softwares		2,232.00	2,232.00	0
CD Writer	1	1,470.00	1,470.00	0
Chair	1	400.00	400.00	0
PC (Dell C2403072)	1	7,694.00	7,694.00	0
Shredder	1	900.00	900.00	180.00
Digital cameras (CANON)	1	6,180.00	6,180.00	1,236.00
Digital Video cameras (SONY)	1	10,040.00	10,040.00	2,008.00
Fax Machine (Panasonic UF-590)	1	6,460.00	6,460.00	2,584.00
Printer (Panasonic	1	1,300.00	1,300.00	520.00

KXP1121)				
Printer (CANON LBP-1120)	1	1,550.00	1,550.00	620.00
Notebook computer (Fujitsu)	1	14,980.00	14,980.00	5992.00
Telephone head set	8	1,150.00	9,200.00	5,520.00
Printer servers	2	900.00	1,800.00	1,080.00
PC (Dell AO-GX270SF) (NO Mon)	1	6,000.00	6,000.00	3,600.00
Printer (HP 1300)	1	2,630.00	2,630.00	1,578.00
IBM Server	1	28,626.00	28,626.00	22,900.80
Windows 2003 software licence (2 CAL)		5,444.40	5,444.40	4,355.52
Windows 2003 software licence (ADD 5 CAL)		1,050.00	1,050.00	840.00
ARC software (Backup)	1	4,200.00	4,200.00	3,360.00
(3COM HUB)	1	3,990.00	3,990.00	3,192.00
Hardware Installation Fee	1	3,100.00	3,100.00	2,480.00
Software Installation Fee	1	15,000.00	15,000.00	12,000.00
MINOLTA DI3010	1	22,300.00	22,300.00	17,840.00
Office desks, tables & chairs		54,364.00	54,364.00	0
Cabinet	1	500.00	500.00	0
Tea table		1,750.00	1,750.00	0
Oven	1	845.00	845.00	0
Electric water pot	1	438.00	438.00	0
Fridge	1	2,680.00	2,680.00	0
Shelves		2,800.00	2,800.00	0
Total				**91,886.32**

SCHEDULE 3

Employees

Name	Position	Date of Birth	Commencement of Employment	Salary (HKD)/ Per Month	Allowance (HKD)/ Per Month
Liu Hou Bin	General Manager	6 October 1964	4 October 2004	None	None
Wong Kam Fong	Deputy General Manager	26 August 1956	14 February 2000 *(Note 1)*	24,780.00	2,050.00 *(Note 2)*
Hou Jin Ci	Manager	26 April 1946	14 February 2000 *(Note 3)*	15,210.00	1,450.00 *(Note 4)*
Cheng Oi Yin	Supervisor of Reservation Department	11 June 1964	11 April 2002	10,700.00	300.00
Lo Hoi Ming	Accountant	4 November 1976	22 May 2000	8,490.00	850.00
Cheung Kit	Accountant	30 August 1977	17 July 2000	8,250.00	850.00
Lee Wai Fong	Clerk	26 August 1965	20 September 2004	7,000.00	None
Wong On Kit	Clerk	13 June 1968	20 January 2005	7,200.00	None

Notes *1.* Her employment was transferred to the Company from Jin Jiang International Group (HK) Co., Limited and therefore her years of service with the Company is calculated starting from 2 December 1991.

2. She is also entitled to an annual clothing allowance of HK$5,000.

3. Her employment was transferred to the Company from Jin Jiang International Group (HK) Co., Limited and therefore her years of service with the Company is calculated starting from 1 January 1996.

4. She is also entitled to an annual clothing allowance of HK$3,000.

SCHEDULE 4

Letter to Employees

Letter of Transfer of Employees on Transfer of Business

[To be typed on the letterhead of Shanghai Jinjiang International Hotels Group (HK) Company Limited 上海錦江國際酒店集團（香港）有限公司]

[•] 2006

[*Name*]
[*Address*]

Dear [*Name*],

Transfer of Provision of Hotel Room Reservation Services Business to Jin Jiang Travel (H.K.) Limited 香港錦江旅遊有限公司

1. Introduction

We are writing this letter to you, in conjunction with Jin Jiang Travel (H.K.) Limited 香港錦江旅遊有限公司(the "Buyer"), to inform you that Shanghai Jinjiang International Hotels Group (HK) Company Limited 上海錦江國際酒店集團（香港）有限公司 (formerly known as Jin Jiang International Reservation Limited 錦江國際訂房中心有限公司) (the "Seller") and the Buyer have entered into an agreement ("Agreement") under which the Seller will transfer all its existing business to the Buyer. This transfer (the "Transfer") is intended to take place with effect from 31 May 2006. The existing business carried on by the Seller will then be continued by the Buyer from that date.

2. Effect of Transfer on Your Employment Contract

The purpose of this letter is to inform you that the Seller and the Buyer have made arrangements for you to continue your employment with the Buyer. In order for this to be achieved, your existing contract of employment with the Seller will be terminated formally. In view of the timing of the proposed Transfer, we understand you are prepared to accept shorter notice than your contractual entitlement.

IMPORTANT NOTICE

The Transfer is subject to certain conditions being complied with under the Agreement by or on the Completion Date. Only upon the satisfaction of these conditions will the transaction be completed and the Transfer proceed.

Accordingly, the termination of your employment with the Seller and offer of employment by the Buyer contained in this letter is conditional on and subject to the transaction proceeding to completion in accordance with the terms of the Agreement. If the transaction does not

proceed to completion, then the termination of your employment with the Seller and the offer of employment from the Buyer, and your acceptance of such termination and offer, will not be effective.

3. Notice of Termination and Offer of New Employment

Your employment with the Seller will terminate on 31 May 2006 or such date as the Transfer takes effect. The Buyer joins in this letter to offer you employment with it, effective 31 May 2006 or such later date upon which the Transfer is complete. If you accept the offer of employment with the Buyer, you will be deemed to have commenced employment on the same date specified in your existing contract with the Seller.

This offer of employment is on terms and conditions substantially similar to but in any case no less favourable than those of your current employment. You will find enclosed with this letter a letter from the Buyer to you confirming its offer of employment setting out such terms (the "Offer Letter").

Your period of service with the Seller will count towards your continuous employment with the Buyer and any service-related benefits to which you are or may be entitled with the Buyer. All of your accrued entitlements will be carried forward in your continued employment.

If you accept the offer of employment from the Buyer, you agree to transfer all your entitlements under the relevant retirement scheme(s) of the Seller to the relevant retirement scheme(s) of the Buyer, subject to the terms of the relevant retirement schemes and laws and regulations. You further agree to sign any documents as required by the trustees of the relevant retirement schemes in order that any such transfer will be duly effected.

4. Consent to Termination

We ask you to consent formally to the termination of your employment with the Seller with effect from the close of business on the Completion Date.

5. Effect of Termination on your Provident Fund Arrangements

The Seller and the Buyer are liaising with the relevant service providers on the transfer of the benefits under your provident fund scheme with full maintenance of your accrued rights.

6. Personal Information

For the sake of convenience and continuity, if you accept this new offer of employment, we also require your formal agreement to the provision to the Buyer of a duplicate set of all your personnel records and other personal information (including Employers' Tax Returns with the Inland Revenue) currently held by the Seller with effect from the Completion Date or as soon as practicable thereafter.

Would you please sign and return the duplicate of this letter and the Offer Letter to Mr. Liu Hou Bin on or before [•] April 2006, to indicate your acceptance of the new employment. If you have any questions about the contents of this letter, please do not hesitate to contact Mr. Liu Hou Bin in respect of the termination of your employment with the Seller or in respect of the offer of employment by the Buyer.

We hope that you choose to remain with the Buyer as your new employer. Would you please

sign and return the duplicates of this letter to Mr. Liu Hou Bin on or before [•] April 2006, to indicate your acceptance of the new employment. If you have any questions about the contents of this letter, please do not hesitate to contact Mr. Liu Hou Bin.

We would like to thank you for your hard work and loyalty in the past.

Yours sincerely,

____

Name:
Title: Director
for and on behalf of
Shanghai Jinjiang International Hotels Group (HK) Company Limited
上海錦江國際酒店集團（香港）有限公司
(formerly known as Jin Jiang International Reservation Limited
錦江國際訂房中心有限公司)

____

Name: *Liu Hou Bin*
Title: Director
for and on behalf of
Jin Jiang Travel (H.K.) Limited
香港錦江旅遊有限公司

On Copy

I acknowledge receipt of the original of this letter terminating my employment as stated above and confirm that I will accept the offer of new employment with Jin Jiang Travel (H.K.) Limited 香港錦江旅遊有限公司 on the basis stated therein. In consideration of Shanghai Jinjiang International Hotels Group (HK) Company Limited 上海錦江國際酒店集團（香港）有限公司 (formerly known as Jin Jiang International Reservation Limited 錦江國際訂房中心有限公司) having procured the offer of employment by Jin Jiang Travel (H.K.) Limited 香港錦江旅遊有限公司 on terms similar to my present employment, I hereby consent to short notice and release Shanghai Jinjiang International Hotels Group (HK) Company Limited 上海錦江國際酒店集團（香港）有限公司 (formerly known as Jin Jiang International Reservation Limited 錦江國際訂房中心有限公司) from any claim whatsoever which I may have against it in relation to the termination of my employment and transfer to Jin Jiang Travel (H.K.) Limited 香港錦江旅遊有限公司 other than in respect of accrued and outstanding salary (if any) for the current month of employment.

____

[insert name]

Date:

SCHEDULE 5

Notice of Transfer of Business

In pursuance of sections 4 and 5 of the Transfer of Businesses (Protection of Creditors) Ordinance (Cap.49)

NOTICE is hereby given that Shanghai Jinjiang International Hotels Group (HK) Company Limited 上海錦江國際酒店集團（香港）有限公司 (formerly known as Jin Jiang International Reservation Limited 錦江國際訂房中心有限公司) of Room 3203, 32/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong (**"the Transferor"**) carrying on the business of providing hotel room reservation services (**"the Business"**) under the name of 上海錦江國際酒店集團（香港）有限公司 (formerly known as Jin Jiang International Reservation Limited 錦江國際訂房中心有限公司) at Room 3203, 32/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong has agreed to transfer the Business to Jin Jiang Travel (H.K.) Limited 香港錦江旅遊有限公司 of Room 3204, 32/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong (**"the Transferee"**).

Completion of the transfer will take place on the 31st day of May 2006 (**"the Transfer Date"**)(or such other day as the Transferor and Transferee may agree) at the offices of the Transferee at Room 3204, 32/F, Shun Tak Centre, West Tower, 200 Connaught Road Central, Hong Kong.

The Transferee intends to carry on the Business at its above address under the name of Jin Jiang Travel (H.K.) Limited 香港錦江旅遊有限公司.

All debts, liabilities and outgoings of the Business incurred by the Transferor before the Transfer Date shall be borne and paid by the Transferor absolutely.

Notice is hereby given that at the expiration of one (1) month after the date of the last publication of this notice, the liability of the Transferee (if any) for all the debts and obligations arising out of the carrying on of the Business by the Transferor shall cease by virtue of the Transfer of Businesses (Protection of Creditors) Ordinance unless proceedings are instituted prior to such expiration.

Dated the day of 2006.

Baker & McKenzie
Solicitors for the Transferor
14th Floor, Hutchison House
Hong Kong

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date appearing at the head hereof.

Signed by for and on behalf of **Shanghai Jinjiang International Hotels Group (HK) Company Limited** **上海錦江國際酒店集團（香港）有限公司** **(formerly known as Jin Jiang International Reservation Limited** **錦江國際訂房中心有限公司)** in the presence of: 张羽翀	)))))))))	陈慧
Signed by 刘厚彬 for and on behalf of **Jin Jiang Travel (H.K.) Limited** **香港錦江旅遊有限公司** in the presence of: 张羽翀	)))))	刘厚彬

Summary of Business Transfer Agreement

A business transfer agreement dated 10 April 2006 entered into between Jin Jiang Hotels (HK) and Jin Jiang Travel (H.K.) Limited, pursuant to which Jin Jiang Hotels (HK) sold to Jin Jiang Travel (H.K.) Limited the business of providing hotel room reservation services carried on by it and the assets used in such business for a cash consideration of HK$91,886.32.

Between the date of signature and the completion date, the vendor shall carry on the business in the usual and ordinary course consistent with prior practice so as to maintain the same as a going concern using its best endeavours to preserve its assets, customer and supplier relations, employee relations, business and organisation.

The purchaser agrees that the transferring employees shall be offered employment with the purchaser with effect from the completion date on terms no less favourable than those then enjoyed with the vendor.

日期：二零零六年四月二十一日

上海锦江国际酒店（集团）股份有限公司

与

上海锦江国际酒店发展股份有限公司

关于授予酒店管理优先权的协议

关于授予酒店管理优先权的协议

本协议由以下双方于二零零六年四月二十一日于上海订立：

（1） 上海锦江国际酒店（集团）股份有限公司，其法定地址为上海市杨新东路 24 号 316-318 室（“酒店集团”）；与

（2） 上海锦江国际酒店发展股份有限公司，其法定地址为中华人民共和国上海市上海市浦东新区浦电路 389 号 12 楼（“锦江酒店”）。

鉴于：

（1） 锦江酒店为股票在上海证券交易所上市交易的股份有限公司（A/B 股），其 A 股证券代码为 600754，B 股证券代码为 900934。酒店集团现时持有锦江酒店 50.05%股份，为锦江酒店的控股股东；

（2） 根据锦江酒店股东大会及董事会通过的一系列有关决议，星级酒店管理业务是锦江酒店的核心业务和发展方向，打造专业化的星级酒店管理公司是其基本战略定位；

（3） 酒店集团作为锦江酒店的控股股东，一直以来严格履行了保障锦江酒店利益的承诺，截至目前，已将其投资和控制的 19 家的酒店资产委托锦江酒店管理；

为进一步促进锦江酒店星级酒店管理业务的发展和明晰酒店集团与锦江酒店之间的分工协作关系，经友好协商，双方达成以下协议：

（1） 酒店集团将通过其酒店投资业务的拓展支持锦江酒店发展其星级酒店管理业务，在同等的市场条件下，酒店集团将在其能力范围内促使其及其附属公司目前和未来所投资和控制的星级酒店给予锦江酒店或其附属酒店管理公司酒店管理的优先权。酒店集团及其附属公司除透过锦江酒店及其附属公司之外，将不直接或间接持有、投资、参与或经营星级酒店管理业务。

（2） 酒店集团及其附属公司（锦江酒店及其附属公司除外）在有任何投资、参与、发展、经营或从事星级酒店管理业务或购买星级酒店管理业务的权益的机会时，将于得知该等机会时立刻通知锦江酒店，并将在其能力范围内促使锦江酒店有优先权以不逊于酒店集团或其附属公司可享有的条款，投资、参与、发展、经营或从事该等星级酒店管理业务、或购买该等星级酒店管理业务的权益。

本协议并不限制酒店集团及其附属公司直接或间接持有、投资、参与或经营除星级酒店管理以外的酒店业务。上述第（1）条及第（2）条的约定将于酒店集团不再是锦江酒店的控股股东或锦江酒店不再于上海证券交易所上市时自然终止。

本协议于双方当事人签字加盖公章，并履行法定程序后生效，对双方当事人具有法律约束力。

本协议应适用中国法律并应根据中国法律解释。任何一方将因本协议而引起的任何索赔或纠纷应提交有管辖权的人民法院进行司法裁决。

签字页

（本页无正文）

本合同双方特于文首注明的时间和地点签署，以昭信守。

上海锦江国际酒店（集团）股份有限公司

法定代表人或授权代表（签字）：

盖章：

上海锦江国际酒店发展股份有限公司

法定代表人或授权代表（签字）：

盖章：

Summary of the Agreement regarding

the Grant of Priority Right Over Hotel Management

The agreement regarding the grant of priority right over hotel management dated 21 April 2006 entered into between the Company and Jin Jiang Hotels Development regarding the priority right over hotel management granted to Jin Jiang Hotels Development by the Company.

The Company will give Jin Jiang Hotels Development priority rights in managing the Group's hotels as well as investing in, developing, operating, engaging in or otherwise being involved in any Star-rated hotel management business opportunity which the Group may come across in the future.

锦江之星旅馆有限公司

增资扩股协议

二〇〇六年五月

锦江之星旅馆有限公司增资扩股协议

本增资扩股协议（以下称"本协议"）由以下各方于2006年7月3日在中华人民共和国（以下简称"中国"）上海市签订：

1) 上海锦江国际酒店（集团）股份有限公司（以下简称"酒店集团"），是一家根据中国法律设立和有效存续的企业法人，其注册地址为上海市杨新东路24号316-318室，法定代表人：俞敏亮；

2) 上海锦江国际酒店发展股份有限公司（以下简称"锦江酒店"），是一家根据中国法律设立和有效存续的企业法人，其注册地址为上海市浦东新区浦电路389号12楼，法定代表人：俞敏亮；

3) 锦江之星旅馆有限公司一期股权激励计划受益人（以下合称"一期受益人"），其均具有完全的民事权利能力和民事行为能力，包括以下自然人：

姓名		身份证
徐祖荣	中国公民	310105195506212039
杨卫民	中国公民	310102195410504853
[illegible]	中国公民	310106500131241
[illegible]	中国公民	310105195902121219
[illegible]	中国公民	310110640105427
[illegible]	中国公民	310107195411291267
[illegible]	中国公民	310106194910130037
[illegible]	中国公民	310105195709092823
[illegible]	中国公民	31010719610216201X

4) 锦江之星旅馆有限公司二期股权激励计划受益人（以下合称"二期受益人"），其均具有完全的民事权利能力和民事行为能力，包括以下自然人：

姓名		身份证
[illegible]	中国公民	310109196510054010
[illegible]	中国公民	310104195102152475
[illegible]	中国公民	310107196206110855
[illegible]	中国公民	310104195408234414
[illegible]	中国公民	310106195408265234

张 泽	中国公民	210202197701036415
李子悦	中国公民	360102197806270010
徐 萍	中国公民	31010519570329124X
戴皓明	中国公民	310105196409202490
丁衡山	中国公民	310106195410302837
姚庆丰	中国公民	310110195810314217
郑锦武	中国公民	310103195611060097
黄建国	中国公民	310102195512164038
田 冰	中国公民	37080219681214362X
李殿轩	中国公民	110101641220005
程民根	中国公民	310108195402165310
陈文哲	中国公民	310101197207131611
沈 莉	中国公民	310108196812142028
金瑞翊	中国公民	310101197705190016
庄玉良	中国公民	310105196103252815
卫志平	中国公民	310105195510131258
徐建龙	中国公民	310106540712401
丁迎顺	中国公民	310107196106040917

在本协议中，酒店集团、锦江酒店、一期受益人、二期受益人被单独地称为"一方"，被合并地称为"各方"。

鉴于：

1) 锦江之星旅馆有限公司(以下简称"锦江之星"或"公司")是一家由酒店集团、锦江酒店和公司部分管理人员联合投资，在中国上海设立的企业法人，其注册地址为：上海市浦东新区浦建路 1121 号 101-103 室，注册资本 17297.3 万元人民币；

2) 在本协议签署时，锦江之星的股东及其持股比例如下：酒店集团已向锦江之星出资人民币 18842.85 万元，持有锦江之星 74%的股权；锦江酒店已向锦江之星出资人民币 3581.95 万元，持有锦江之星 20%的股权；一期受益人已向锦江之星出资人民币 1527.8 万元，持有锦江之星 6%的股权；

3) 锦江之星一期股权激励计划实施以来，公司业绩显著提升，确立了行业龙头地位，但也面临着日趋激烈的市场竞争。为保证良好的发

展势头，公司需要进一步完善激励方案，扩大激励对象范围，提升激励方案的效果；

4) 根据国家和上海市对国有企业改革和人才工作的有关政策，并结合锦江之星有关股权激励的规定，酒店集团及其他股东一致同意，继一期股权激励计划成功实施后，再次吸引公司部分经营管理人员增资入股锦江之星，使其能共同分享公司价值的增长；

5) 二期受益人，即公司管理团队成员之张斌、方福汇、徐祥根、李志平、徐政坤、张济、李予恺、徐萍、戴皓明、丁衡山、姚庆幸、郑锦武、黄建国、田冰、李琢轩、程民根、陈文哲、沈莉、金璐翔、庄玉良、卫志平、徐建龙、丁迎顺，拟根据本协议的条款和条件增资入股锦江之星，并成为其新的股东；

6) 锦江酒店拟根据本协议的条款和条件进一步认购锦江之星的增资，使其在锦江之星本次增资扩股完成后的持股比例仍为 20%。

为此，本协议各方经友好协商，一致达成本协议条款如下：

第一章　定义

第一条　本协议及本协议之补充文件中所用的术语，除中国法律法规、本协议以及补充文件对本条各项另有规定的解释之外，均以下述解释为准：

"法律法规"，是指一切法律、法规、规章以及经法定程序颁布的规范性文件，但不包括行政机关的内部规定。

"二期受益人"，是指参与本次增资扩股并将于其后持有锦江之星股权的部分公司经营管理人员。

"增资各方"，是指参与本次增资的法人及自然人，包括锦江酒店和二期受益人。

"股权"，是指股东在锦江之星中已出资的注册资本及与该等注册资本有关的所有权益，该权益包括但不限于现有资产受益权利、预期收益权利、重大决策和选择管理者等权利。

"基准日"，是一个用以衡量股权价格标准的日期，本协议约定该基准日为 2005 年 12 月 31 日。

"协议签署日"指协议各方法定代表人或其授权代表共同签署本协议的日期，如各方签署日期不一致的，以较晚签署协议一方的签署日期为协议签署日；

"增资扩股完成日"是指锦江之星就本协议项下的增资扩股事宜办理完毕相关工

商登记变更手续之日。

第二章 增资扩股计划

第二条 增资扩股定价的基准日

酒店集团、锦江酒店、一期受益人、二期受益人四方约定，以 2005 年 12 月 31 日作为本次增资扩股定价的基准日，对锦江之星进行审计及评估（相关审计和评估文件见附件），并以该等评估结果中显示的锦江之星的净资产值作为定价的基础进行本次增资扩股。各方同意，根据有关国有资产管理的法律法规，互相配合将上述评估的报告向有关国有资产监督管理机构备案。

第三条 二期受益人对锦江之星新增投资如下：

1、各方同意，参与锦江之星二期股权激励计划的管理人员，即二期受益人，将根据本协议约定的条款和条件，以现金方式总共出资壹仟肆佰零贰万伍仟玖佰柒拾叁元人民币（RMB 14,025,973 元），作为对锦江之星的新增投资，认购锦江之星伍佰叁拾玖万壹仟叁佰陆拾伍元人民币（RMB5,391,365 元）的注册资本，在本协议项下的增资扩股完成后，二期受益人合计持有锦江之星 3%的股权，其中各人出资明细如下：

姓名	出资金额	持股比例
张斌	玖拾叁万伍仟零陆拾肆元人民币（RMB 935,064 元）	0.2%
方福汇	玖拾叁万伍仟零陆拾肆元人民币（RMB 935,064 元）	0.2%
徐祥根	玖拾叁万伍仟零陆拾肆元人民币（RMB 935,064 元）	0.2%
李志平	玖拾叁万伍仟零陆拾肆元人民币（RMB 935,064 元）	0.2%
徐政坤	玖拾叁万伍仟零陆拾肆元人民币（RMB 935,064 元）	0.2%
张泽	玖拾叁万伍仟零陆拾肆元人民币（RMB 935,064 元）	0.2%
李予恺	玖拾叁万伍仟零陆拾肆元人民币（RMB 935,064 元）	0.2%
徐萍	柒拾万壹仟贰佰玖拾捌元人民币（RMB 701,298 元）	0.15%
戴皓明	陆拾万柒仟柒佰玖拾贰元人民币（RMB 607,792 元）	0.13%
丁衔山	伍拾陆万壹仟零叁拾捌元人民币（RMB 561,038 元）	0.12%
姚庆丰	肆拾陆万柒仟伍佰叁拾叁元人民币（RMB 467,533 元）	0.1%
郑锦斌	肆拾陆万柒仟伍佰叁拾叁元人民币（RMB 467,533 元）	0.1%
黄建国	肆拾陆万柒仟伍佰叁拾叁元人民币（RMB 467,533 元）	0.1%
田冰	肆拾陆万柒仟伍佰叁拾叁元人民币（RMB 467,533 元）	0.1%
李颐轩	肆拾陆万柒仟伍佰叁拾叁元人民币（RMB 467,533 元）	0.1%

程民根	肆拾陆万柒仟伍佰叁拾叁元人民币（RMB 467,533 元）	0.1%
陈文哲	肆拾陆万柒仟伍佰叁拾叁元人民币（RMB 467,533 元）	0.1%
沈　莉	肆拾陆万柒仟伍佰叁拾叁元人民币（RMB 467,533 元）	0.1%
金瑟翔	肆拾陆万柒仟伍佰叁拾叁元人民币（RMB 467,533 元）	0.1%
庄玉良	肆拾陆万柒仟伍佰叁拾叁元人民币（RMB 467,533 元）	0.1%
卫志平	肆拾陆万柒仟伍佰叁拾叁元人民币（RMB 467,533 元）	0.1%
徐建龙	贰拾叁万叁仟柒佰陆拾柒元人民币（RMB 233,767 元）	0.05%
丁迎顺	贰拾叁万叁仟柒佰陆拾柒元人民币（RMB 233,767 元）	0.05%

2、各方约定，二期受益人投入的现金中，其中伍佰叁拾玖万壹仟叁佰陆拾伍元人民币（RMB5,391,365元）进入公司注册资本，其余捌佰陆拾叁万肆仟陆佰零捌元人民币（RMB 8,634,608元）进入公司资本公积。

第四条　增资扩股价格不变

1、除非经各方事先书面一致同意，以基准日为基础确定的增资扩股的价格不变。

2、基准日至增资扩股完成日之间，"锦江之星"净资产的增加或减少不影响增资各方认购增资的价格。

第五条　锦江之星净资产损益的处理

1、基准日至增资扩股完成日期间锦江之星净资产值的损益变动均需经由本协议各方共同确认。

2、各方确认，对于基准日至增资扩股完成日（包括增资扩股完成日）期间锦江之星发生的全部及任何损益由酒店集团、锦江酒店及一期受益人三方承担及享有；对于增资扩股完成日后（不包括增资扩股完成日）锦江之星发生的全部及任何损益由酒店集团、锦江酒店及一期和二期受益人四方共同承担及享有。

第六条　锦江酒店对锦江之星的投资

各方一致同意，锦江酒店为使其在锦江之星本次增资扩股完成后保持其在公司20%的股权比例不变，亦另行向锦江之星增加投资叁佰伍拾万陆仟肆佰柒拾肆元人民币（RMB 3,506,474元），其中壹佰叁拾肆万柒仟捌佰叁拾伍元人民币（RMB 1,347,835元）进入公司注册资本，其余贰佰壹拾伍万捌仟陆佰叁拾玖元人民币

（RMB2,158,639元）进入公司资本公积。

第七条 增资款项的缴纳

增资各方须于本协议生效后一个月内向锦江之星指定帐户缴纳其应缴纳的增资款项。

第八条 增资后的股权比例

本协议项下的增资扩股完成后，锦江之星注册资本为人民币17,971.22万元。合资各方的股权比例如下：

酒店集团	71.225%
锦江酒店	20.00%
一期受益人合计	5.775%，其中各人股权比例明细如下：
徐祖荣	1.4438%
杨卫民	0.9625%
陈灏	0.9625%
俞萌	0.7219%
刘国祥	0.7219%
冯学华	0.2888%
范太厚	0.2888%
李玲	0.1925%
周志强	0.1925%
二期受益人合计	3%，其中各人股权比例明细如下：
张 斌	0.2%
方福汇	0.2%
徐祥根	0.2%
李志平	0.2%
徐攻坤	0.2%
张 泽	0.2%
李子聪	0.2%
徐 萍	0.15%
戴皓明	0.13%
丁衡山	0.12%
姚庆平	0.1%
郑锦武	0.1%

黄建国	0.1%
田 冰	0.1%
李顾轩	0.1%
程民根	0.1%
陈文哲	0.1%
沈 莉	0.1%
金晓翊	0.1%
庄玉良	0.1%
卫志平	0.1%
徐建龙	0.05%
丁迎顺	0.05%

第三章 二期股权激励计划受益人所持锦江之星股权的管理

各方一致同意，二期受益人增资入股后所持股权按如下约定管理，二期受益人亦承诺接受对其增资入股后所持股权的限制性规定。

第九条 二期受益人所持股权的限制

二期受益人增资入股后，其股东权利的行使受《锦江之星旅馆有限公司章程》、《锦江之星股权激励管理办法》及补充文件、其他锦江之星有关股权激励规定的制约。各方确认，锦江之星或其股东出于规范股权激励计划的需要，有可能在本协议约定的基础上对激励股权的管理进行进一步的细化及修订，各方同意，一旦有权机构细化或修订了激励股权管理相关的文件（包括但不限于《锦江之星旅馆有限公司章程》、《锦江之星股权激励管理办法》等），二期受益人将受到该等细化及修订的制约，无论该等细化及制约是否与本协议的约定冲突。

1、各方同意，未经代表公司二分之一以上表决权的其他股东同意，受益人不得将所持股权向除上述三方外的第三人转让；

2、未经代表公司二分之一以上表决权的其他股东同意，受益人内部之间不得相互转让股权；

3、受益人如经转让所持受益股权，则酒店集团具有优先受让权；

4、经股东同意转让的股权，受益人放弃享有同等条件下的优先购买权；

5、二期受益人不得以上述股权向除酒店集团、锦江酒店、一期受益人三方外的第三人设置包括质押、担保等涉及第三方权利的行为。

第十条 二期受益人所持股权限制的取消

1、在发生以下任一事项的情况下，二期受益人持有的全部股权取消上述第九条中除优先受让权和优先购买权外的其他限制性规定：

自二期受益人持有股权日起，担任锦江之星副总经理、总裁助理、执行经理、区域公司总经理、重要部门负责人已满两届聘用期或任期的；

自二期受益人持有股权日起，已满五年期限的；

2、在锦江之星引入新的战略投资者且酒店集团、锦江酒店愿意放弃优先受让权的情况下，经公司股东会同意，受益人持有的部分受益股权可直接向战略投资者转让，具体可转让的受益股权数量由薪酬委员会根据公司股东会的有关决议确定；

3、锦江之星在国内外直接上市后，二期受益人持有的股权根据上市地有关规定可以依法流通和转让，上述限制性规定将全部自行取消；

第十一条 二期受益人所持股权的退出机制

二期受益人所持股权的退出机制，是指出现下述情况时，对二期受益人所持锦江之星股权的处理：

1、正常退出：
（1）二期受益人的聘用期或任期未满，其申请离职或离任，股东会、董事会或公司同意时；
（2）股东会、董事会或公司提出不再聘用或选任时；
（3）二期受益人因任何原因丧失行为能力或者退休时；
（4）二期受益人在任期内死亡时；
（5）若有其他原因（比如不可抗力）造成二期受益人不担任公司股东时或不履行其在公司应履行的有关职责时，公司另有明确约定的除外。
当发生以上事项时，二期受益人持有的股权，必须在相关事项发生日起的 45 个工作日内办理回购手续，由酒店集团或其指定第三人予以回购，回购价格根据第

十三条有关正常退出回购价格的确定条款计算确定。

2、强制退出

（1）二期受益人的聘用期或任期未满，二期受益人申请离职或离任，股东会、董事会或公司不同意，但其坚持离职或离任时；

（2）二期受益人因下列原因被解聘或辞任时：

因严重失职、渎职或因此被判定承担任何刑事责任的；

违反国家有关法律法规、公司章程规定且给公司造成损失并被处罚的；

公司有足够的证据证明二期受益人在任期间，存在受贿索贿、贪污盗窃、泄露公司经营和技术秘密、损害公司声誉等行为，给公司造成损失的。

当发生以上事项时，二期受益人持有的股权，必须在相关事项发生日起的四十五个工作日内办理回购手续，由酒店集团或其指定第三人予以强制性回购，回购价格根据第十三条有关强制退出回购价格的确定条款计算确定。

第十二条 特殊事宜

1、股东会、董事会或公司与二期受益人续聘或续任时，其持有的股权仍按原有的规定享有权利和义务。

2、二期受益人因工作需要调离现有职位至锦江国际（集团）有限公司所属其他公司时，其持有的股权仍按原有的规定享有权利和义务；

3、当公司与其他公司合并或被收购时，二期受益人持有的股权根据原有规定可以继续持有或者经公司股东会同意转让与第三方。

4、当公司发生清盘时，二期受益人拥有的股权与公司其他股东享有同等权益，有权分享清盘时的公司资产。

第十三条 股权回购

1、当第十一条第一、二款所述事项成就时，管理团队成员必须向酒店集团出让其所持股权，由酒店集团或其指定第三方予以回购；

2、回购价格由股东会于每年年初以上一年度经审计后的净资产值为基准，

按不低于该基准价格的水平，统一确定当年度的回购价格，并根据不同的回购情形予以调整。

3、在二期受益人正常退出，酒店集团予以回购的情况下，酒店集团除根据股东会当年度确定的回购价格支付股权转让款外，须另行根据二期受益人在本协议项下约定的出资额，按银行同期的定期存款利率向其支付持股期间的补偿费用，不足一年按一年计算。

4、在二期受益人被强制性退出，酒店集团予以回购的情况下，酒店集团仅根据股东会当年度确定的回购价格支付股权转让款，不再另行支付持股期间的补偿费用。

5、每年度的回购价格由股东会决议确定，在当年内有效。

第四章 协议各方的陈述、承诺和保证

第十四条 为签署本协议之目的，本协议各方相互陈述、承诺及保证如下：

1、其为依法设立并有效存续的独立法人机构或具有民事行为能力的自然人，并具有独立签署及履行本协议的权力及权利；

2、其将为本协议生效履行所有必需的批准程序；

3、其签字代表已经获正式授权，任何情况下任何一方均不得主张该签字因无适当授权而无效；

4、于本协议生效时起，其将受本协议条款的约束。

第五章 各方的权利和义务

第十五条 本协议各方按照所占股权比例享有资产收益、重大决策和选择管理者等权利，具体包括：

1、查阅董事会记录和公司的财务会计报告，必要时有权独立聘请审计机构对公司财务进行审计；

2、按出资比例分取红利，公司新增资本时，各方有权按其持股比例优先认缴相应部分的增资；

3、法律或本合同及公司章程规定的其他权利。

第十六条 各方应承担以下义务：

1、足额缴纳本协议规定的各自所认缴的出资额并以其出资额为限对公司承担责任；

2、非经股东会或董事会决议，各方不得任意干涉公司管理人员在公司章程授权范围内的经营管理工作；

3、法律或本合同及公司章程规定的其他义务。

第六章 公司组织机构

第十七条 股东会

1、酒店集团、锦江酒店及一期和二期受益人共同组成公司股东会。股东会是公司的最高权力机构。

2、股东会行使下列职权：
1）决定公司的经营方针和投资计划；
2）选派和更换非由职工代表担任的董事、监事，决定有关董事、监事的报酬事项；
3）审议批准公司股权激励计划；
4）审议批准董事会的报告；
5）审议批准监事会的报告；
6）审议批准公司的年度财务预算方案、决算方案；
7）审议批准公司的利润分配和弥补亏损方案；
8）对发行公司债券作出决议；
9）对公司增加或者减少注册资本作出决议；
10）对股东向股东以外的人转让出资作出决议；
11）对公司合并、分立、变更公司形式、解散和清算等事项作出决议；

12）修改公司章程。

上述事宜股东以书面形式一致表示同意的，可以不召开股东会会议，直接作出决定，并由全体股东在决议文件上签名、盖章。

3、股东会就上述第2款项下第9）、11）和12）项事宜作出决议时，须经代表三分之二以上表决权的股东通过；除公司章程另有规定外，股东会就其他事宜作出决议，须经代表二分之一以上表决权的股东通过。

4、股东会会议分为定期会议和临时会议。股东会定期会议每年至少召开一次。代表十分之一以上表决权的股东，或三分之一以上董事，或监事会提议，应召开临时会议。

5、股东会会议由董事会召集，董事长主持，董事长不能履行职务或者不履行职务时，由副董事长主持，副董事长不能履行职务或者不履行职务时，由半数以上董事共同推举一名董事主持。

董事会不能履行或者不履行召集股东会议职责的，由监事会召集和主持；监事会不召集和主持的，代表十分之一以上表决权的股东可以自行召集和主持。

6、召开股东会会议，由董事会在会议召开十五日前书面通知全体股东；股东会会议纪要由出席会议的股东签名后存档。

第十八条　董　事　会

1、公司设董事会，董事会由九人组成。其中：酒店集团推荐五名，锦江酒店推荐两名，一期和二期受益人共同推荐一名，职工代表董事一名。

职工代表董事由公司职工通过职工大会或者其他形式民主选举产生。

2、董事会设董事长一名，为公司法定代表人；董事会另设副董事长若干名，董事长和副董事长由董事会选举产生。

3、董事会对股东会负责，行使下列职权：

1）负责召集股东会，并向股东会报告工作；

2）执行股东会的决议；

3）审议公司股权激励计划；

4）决定公司的经营计划和投资方案；

5）制订公司的年度财务预算方案、决算方案；

6）制订公司的利润分配方案和弥补亏损方案；
7）制订公司增加或者减少注册资本以及发行公司债券的方案；
8）拟订公司合并、分立、变更公司形式、解散的方案；
9）决定公司内部管理机构的设置；
10）决定聘任或者解聘公司总裁，根据总裁的提名，决定聘任或者解聘公司副总裁、财务总监等高级管理人员，决定其报酬事项；
11）制定公司的基本管理制度。

4、董事任期每届三年，连选可以连任。

董事任届期满未及时改选，或者董事在任期内辞职导致董事会成员低于法定人数的，在改选出的董事就任前，原董事仍应依照法律、行政法规和公司章程的规定，履行董事职务。

5、董事会每年至少召开一次。经三分之一以上董事提议可以召开董事会临时会议。董事会会议应由二分之一以上董事出席方可举行，否则不能通过董事会决议。

董事会会议由董事长召集和主持，董事长不能履行职务或不履行职务时，由副董事长召集和主持，副董事长不能履行职务或不履行职务的，由半数以上董事共同推举一名董事召集和主持。

召开董事会会议，应于会议召开十日以前书面通知全体董事。董事会决议的表决实行一人一票，董事会决议必须由半数以上表决通过。董事会会议纪要由出席会议的董事签名后存档。

6、董事会下设薪酬与考核委员会，主要负责制定公司管理团队的股权激励方案、薪酬政策与方案、考核标准，并对管理团队进行考核。薪酬与考核委员会由 3-5 名委员组成，由公司股东方推荐人选，由公司董事会委任。

7、董事会根据需要，可以设置其他专业委员会，以协助董事会工作的开展。

第十九条 监 事 会

1、公司设监事会，监事会由三名监事组成。其中，酒店集团推荐一名，锦江酒店推荐一名，职工代表监事一名。职工代表监事由公司职工通过职工大会或者其他形式民主选举产生。

监事会设监事会主席一名，由全体监事过半数选举产生。

2、监事会行使下列职权：

1) 检查公司财务；

2) 对董事、高级管理人员执行公司职务时的行为进行监督，对违反纪律、行政法规、公司章程或者股东决议的董事、高级管理人员提出罢免的建议。

3) 当董事、总裁的行为损害公司的利益时，要求董事、总裁予以纠正；

4) 提议召开临时股东会会议，在董事会不履行召集和主持股东会会议职责时召集和主持股东会会议；

5) 向股东会会议提出提案；

6) 按照《公司法》的相关规定，享有对董事、高级管理人员提起诉讼的权利。

3、监事的任期每届为三年，连选可以连任。公司董事、经理及财务部门负责人不得兼任监事。

监事任期届满未及时改选，或者监事在任期内辞职导致监事会成员低于法定人数的，在改选出的监事就任前，原监事应按照法律、行政法规和公司章程的规定，履行监事职务。

4、监事会每年度至少召开一次会议，监事可以提议召开临时监事会会议。

监事会主席负责召集和主持监事会会议；监事会主席不能履行职务或者不履行职务的，由半数以上监事共同推荐一名监事召集和主持监事会会议。

监事会会议必须经半数以上表决通过，监事会会议记录由出席会议的监事签名后存档。

5、监事列席董事会会议，并对董事会决议事项提出质询或建议。

监事会发现公司经营情况异常，可以进行调查；必要时，可以聘请会计师事务所等协助其工作，费用由公司承担。

6、监事会行使职权所必需的费用由公司承担。

第二十条 管 理 团 队

1、公司管理团队负责公司的日常经营管理工作，公司管理团队成员包括公司董事、总裁、副总裁、总裁助理、财务总监、区域公司总经理和公司重要部门负责人及其他经营管理人员。

2、公司设总裁一名，由酒店集团推荐，董事会聘任。

3、董事经董事会委派，可以兼任总裁等公司管理职务。

4、总裁对董事会负责，行使下列职权：

1） 主持公司的生产经营管理工作，组织实施董事会决议；

2） 组织实施公司年度经营计划和投资方案；

3） 拟订公司内部管理机构设置方案；

4） 拟订公司的基本管理制度；

5） 制订公司的具体规章；

6） 提请聘任或者解聘公司副总裁、财务总监；

7） 决定聘任或者解聘除应由董事会聘任或者解聘以外的负责管理的人员；

8） 董事会授予的其他职权。

9） 非董事的总裁，可以列席董事会会议。

5、总裁、副总裁除非得到股东会或董事会的批准，不得参与和本公司有商业竞争或者其他利益冲突的其他组织，包括但不限于在该等组织任职、享有权益等。

6、总裁、副总裁、财务总监及其他高级管理人员请求辞职时，应提前三十天向董事会提出书面报告。

7、总裁、副总裁、财务总监及其他高级管理人员如有营私舞弊或严重失职行为而无法胜任工作的，经董事会决议可予以撤换。

8、董事、总裁、副总裁、财务总监及其他高级管理人员不得自营或者为他人经营与公司同类的营业或者从事损害本公司利益的活动。从事上述营业或者活动的，所得收入归公司所有。

上述人员除公司章程规定或者经股东会同意外，不得同公司订立合同或者进行交易。

第七章 费用

第二十一条 各方为准备和执行本协议而支付的税费，均依法自行承担。

第八章 保密条款

第二十二条 各方同意并保证，在未经公司书面许可的情况下，任何时候（法律列明的情况除外）都不得向任何人泄漏关于公司的商业、财务、经营方式及其它非公开的信息，也不得泄漏本协议或其他相关文件（包括但不限于《锦江之星股权激励管理办法》等）的有关信息。

第九章 违约责任

第二十三条 本协议任何一方违反本协议导致公司遭受任何损失，应向公司负赔偿责任；导致其他方的任何损失，应向其他方负赔偿责任。

第二十四条 本协议任一方如不能根据本协议的条款、条件和期限缴付投资款，则被视为自动放弃对公司的投资权利；在公司退还该违约方已投入的资金的前提下，公司其他股东有权另行协商处置该违约方应得的股权；或该违约方仍可获得公司股权，但需从逾期的第一个月算起，每逾期一个月，向守约方交付逾期金额的2%作为违约金。

第十章 合同效力

第二十五条 本协议经各方法定代表人（或代表人）或者其授权代表签字后，将根据政府有关规定和精神报批生效。

第十一章 变更和解除

第二十六条 自本协议签订后，任何一方均不得擅自变更或解除本协议。本协议须由各方协商一致后以书面方式修订，除非该等修订系根据法律法规和政策的规定作出。

第十二章 争议与解决

第二十七条 各方就本协议的解释和履行发生争议时，应首先通过友好协商解决。如各方自开始协商之日起六十日内无法通过协商达成一致，则任何一方有权将该等争议提交上海仲裁委员会，依其在提起仲裁时有效的仲裁规则通过仲裁解决。仲裁裁决是终局的，对本协议项下各方均具有约束力。除非仲裁裁决另行裁定，仲裁费应由败诉方承担。

第十三章 不可抗力

第二十八条 由于不可预见以及其他不能预见，并且对其发生和后果不能防止或避免的不可抗力事件，致使影响本协议的履行或者不能按约定的条件履行时，遇有上述不可抗力事故的一方，应立即将事故情况通知另外三方，按事故对履行协议影响的程度，由四方协商决定是否解除本协议，或者免除或部分免除履行本协议的责任，或者延期履行本协议。

第十四章 适用法律

第二十九条 本协议的签订、效力、解释、履行及争议的解决受中华人民共和国法律、法规和规范性文件的管辖。

第十五章 其他条款

第三十条 补充文件

1、酒店集团、锦江酒店、一期和二期股权激励计划的受益人在签署本协议的同时将签订《锦江之星旅馆有限公司股权回购协议》，并在回购成交时签订《锦江之星旅馆有限公司股权回购成交协议》，以上两份协议作为本协议的补充文件，同样具有法律效力。

2、如有其他未尽事宜，可由协议各方另行协商签订其他补充协议，其他补充协议与本协议具有同等法律效力，并组成本协议不可分割的部分。

第三十一条 章程修订及工商变更登记

1、各方同意，其将相互配合采取必要的措施及行为（包括但不限于签署相关的股东会决议及章程等），根据本协议约定的条款和条件，对锦江之星的章程进行相应的修订。

2、各方同意，其将相互配合采取必要的措施及行为（包括但不限于签署相关的股东会决议及章程等），配合锦江之星完成本次增资扩股相关的工商变更登记程序。

第三十二条 本协议一式叁拾陆份，本协议各方各执壹份，公司执贰份，每份具有同等效力。

附件：

资产评估报告书

（以下无正文）

签署日期：2006 年___月___日

签 字 页

（此页无正文）

上海锦江国际酒店（集团）股份有限公司（盖章）

授权代表（签字）

上海锦江国际酒店发展股份有限公司（盖章）

授权代表（签字）

一期股权激励计划受益人

姓名：徐祖荣（盖章）

（签字）

姓名：杨卫民（盖章）

（签字）

姓名：陈灏（盖章）

（签字）

签 字 页

姓名：俞明（盖章）

（签字）：

姓名：刘国祥（盖章）

（签字）：

姓名：冯学华（盖章）

（签字）：

姓名：范本厚（盖章）

（签字）：

姓名：李玲（盖章）

（签字）：

姓名：周志强（盖章）

（签字）：

签字页

三期股权激励计划受益人：

姓名：张斌（盖章）

（签字）

姓名：方福汇（盖章）

（签字）

姓名：徐祥根（盖章）

（签字）

姓名：李志平（盖章）

（签字）

姓名：徐政坤（盖章）

（签字）

签 字 页

姓名：张泽（盖章）

（签字）

姓名：李予栀（盖章）

（签字）

姓名：徐萍（盖章）

（签字）

姓名：戴皓明（盖章）

（签字）

姓名：丁衡山（盖章）

（签字）

姓名：姚庆丰（盖章）

（签字）

签字页

姓名：郑锦武（盖章）

（签字）：

姓名：黄建国（盖章）

（签字）：

姓名：田冰（盖章）

（签字）：

姓名：李晓轩（盖章）

（签字）：

姓名：程民根（盖章）

（签字）：

姓名：陈文哲（盖章）

（签字）：

签字页

姓名：沈莉（盖章）

（签字）：沈莉

姓名：金路翊（盖章）

（签字）：金路翊

姓名：庄玉良（盖章）

（签字）：[illegible]

姓名：卫忠平（盖章）

（签字）：卫忠平

姓名：徐建龙（盖章）

（签字）：徐建龙

姓名：于迎顺（盖章）

（签字）：[illegible]

Summary of the 2006 Capital Contribution Agreement

The 2006 Capital Contribution Agreement dated 3 July 2006 entered into between the Company, Jin Jiang Hotels Development, 9 individuals, namely, Xu Zurong, Yang Weimin, Chen Hao, Yu Meng, Liu Guoxiang, Feng Xuehua, Fan Benhou, Li Ling and Zhou Zhiqiang, and 23 individuals, namely, Zhang Bin, Fang Fuhui, Xu Xianggen, Li Zhiping, Xu Zhengkun, Zhang Ze, Li Yukai, Xu Ping, Dai Haoming, Ding Hengshan, Yao qingfeng, Zheng Jinwu, Huang Jianguo, Tian Bing, Li Yixuan, Cheng Mingen, Chen Wenzhe, Shen Li, Jin Luyi, Zhuang Yuliang, Wei Zhiping, Xu Jianlong and Ding Yingshun (the ''23 Individual Shareholders''), under which the 23 Individual Shareholders and Jin Jiang Hotels Development contributed additional capital to Jin Jiang Inn in the aggregate amount of RMB14,025,973 and the amount of RMB3,506,474, respectively.

Any of the 23 Individual Shareholders shall sell and the Company or a third party designated by the Company shall purchase such connected person's equity interest in Jin Jiang Inn, under any of the following circumstances:

(i) after the occurrence of certain events, including the dismissal of the 23 Individual Shareholders by Jin Jiang Inn, the 23 Individual Shareholders shall transfer their equity interest within 45 days after such event; or

(ii) after the occurrence of certain events including the retirement or death of the 23 Individual Shareholders, the 23 Individual Shareholders shall transfer their equity interest within 45 days after such event.

In the circumstances under (i), the buy back of the equity interest shall be at a price (the "Transfer Price") to be determined by the shareholders of Jin Jiang Inn at the beginning of the relevant year by reference to the price (the "Reference Price") calculated based on the audited net asset value of Jin Jiang Inn in the last financial year and the Transfer Price must not be less than the Reference Price. In the circumstances under (ii), the buy back of the equity interest shall be at the Transfer Price together with interest accrued on the capital contribution in Jin Jiang Inn made by such connected person at the bank deposit interest rate during the corresponding period.

中华人民共和国仲裁法

中华人民共和国仲裁法

1994年8月31日第八届全国人民代表大会常务委员会第九次会议通过、中华人民共和国主席令[1994]第31号发布

目录

第一章　总则

第一条　为保证公正、及时地仲裁经济纠纷，保护当事人的合法权益，保障社会主义市场经济健康发展，制定本法。

第二条　平等主体的公民、法人和其他组织之间发生的合同纠纷和其他财产权益纠纷，可以仲裁。

第三条　下列纠纷不能仲裁：
（一）婚姻、收养、监护、扶养、继承纠纷；
（二）依法应当由行政机关处理的行政争议。

第四条　当事人采用仲裁方式解决纠纷，应当双方自愿，达成仲裁协议。没有仲裁协议，一方申请仲裁的，仲裁委员会不予受理。

第五条　　当事人达成仲裁协议，一方向人民法院起诉的，人民法院不予受理，但仲裁协议无效的除外。

第六条　　仲裁委员会应当由当事人协议选定。
仲裁不实行级别管辖和地域管辖。

第七条　　仲裁应当根据事实，符合法律规定，公平合理地解决纠纷。

第八条　　仲裁依法独立进行，不受行政机关、社会团体和个人的干涉。

第九条　　仲裁实行一裁终局的制度。裁决作出后，当事人就同一纠纷再申请仲裁或者向人民法院起诉的，仲裁委员会或者人民法院不予受理。
裁决被人民法院依法裁定撤销或者不予执行的，当事人就该纠纷可以根据双方重新达成的仲裁协议申请仲裁，也可以向人民法院起诉。

第二章　　仲裁委员会和仲裁协会

第十条　　仲裁委员会可以在直辖市和省、自治区人民政府所在地的市设立，也可以根据需要在其他设区的市设立，不按行政区划层层设立。
仲裁委员会由前款规定的市的人民政府组织有关部门和商会统一组建。
设立仲裁委员会，应当经省、自治区、直辖市的司法行政部门登记。

第十一条　　仲裁委员会应当具备下列条件：
（一）有自己的名称、住所和章程；
（二）有必要的财产；
（三）有该委员会的组成人员；
（四）有聘任的仲裁员。
仲裁委员会的章程应当依照本法制定。

第十二条　　仲裁委员会由主任一人、副主任二至四人和委员七至十一人组成。
仲裁委员会的主任、副主任和委员由法律、经济贸易专家和有实际工作经验的人员担任。仲裁委员会的组成人员中，法律、经济贸易专家不得少于三分之二。

第十三条　　仲裁委员会应当从公道正派的人员中聘任仲裁员。
仲裁员应当符合下列条件之一：
（一）从事仲裁工作满八年的；
（二）从事律师工作满八年的；
（三）曾任审判员满八年的；
（四）从事法律研究、教学工作并具有高级职称的；
（五）具有法律知识、从事经济贸易等专业工作并具有高级职称或者具有同等专业水平的。
仲裁委员会按照不同专业设仲裁员名册。

第十四条　　仲裁委员会独立于行政机关，与行政机关没有隶属关系。仲裁委员会之间也没有隶属关系。

第十五条　　中国仲裁协会是社会团体法人。仲裁委员会是中国仲裁协会的会员。中国仲裁协会的章程由全国会员大会制定。
中国仲裁协会是仲裁委员会的自律性组织，根据章程对仲裁委员会及其组成人员、仲裁员的违纪行为进行监督。
中国仲裁协会依照本法和民事诉讼法的有关规定制定仲裁规则。

第三章　　仲裁协议

第十六条　　仲裁协议包括合同中订立的仲裁条款和以其他书面方式在纠纷发生前或者纠纷发生后达成的请求仲裁的协议。
仲裁协议应当具有下列内容：
（一）请求仲裁的意思表示；
（二）仲裁事项；
（三）选定的仲裁委员会。

第十七条　　有下列情形之一的，仲裁协议无效：
（一）约定的仲裁事项超出法律规定的仲裁范围的；
（二）无民事行为能力人或者限制民事行为能力人订立的仲裁协议；
（三）一方采取胁迫手段，迫使对方订立仲裁协议的。

第十八条　　仲裁协议对仲裁事项或者仲裁委员会没有约定或者约定不明确的，当事人可以补充协议；达不成补充协议的，仲裁协议无效。

第十九条　　仲裁协议独立存在，合同的变更、解除、终止或者无效，不影响仲裁协议的效力。

仲裁庭有权确认合同的效力。

第二十条　　当事人对仲裁协议的效力有异议的，可以请求仲裁委员会作出决定或者请求人民法院作出裁定。一方请求仲裁委员会作出决定，另一方请求人民法院作出裁定的，由人民法院裁定。

当事人对仲裁协议的效力有异议，应当在仲裁庭首次开庭前提出。

第四章　　仲裁程序

第一节　　申请和受理

第二十一条　　当事人申请仲裁应当符合下列条件：

（一）有仲裁协议；

（二）有具体的仲裁请求和事实、理由；

（三）属于仲裁委员会的受理范围。

第二十二条　　当事人申请仲裁，应当向仲裁委员会递交仲裁协议、仲裁申请书及副本。

第二十三条　　仲裁申请书应当载明下列事项：

（一）当事人的姓名、性别、年龄、职业、工作单位和住所，法人或者其他组织的名称、住所和法定代表人或者主要负责人的姓名、职务；

（二）仲裁请求和所根据的事实、理由；

（三）证据和证据来源、证人姓名和住所。

第二十四条　　仲裁委员会收到仲裁申请书之日起五日内，认为符合受理条件的，应当受理，并通知当事人；认为不符合受理条件的，应当书面通知当事人不予受理，并说明理由。

第二十五条　　仲裁委员会受理仲裁申请后，应当在仲裁规则规定的期限内将仲裁规则和仲裁员名册送达申请人，并将仲裁申请书副本和仲裁规则、仲裁员名册送达被申请人。

被申请人收到仲裁申请书副本后，应当在仲裁规则规定的期限内向仲裁委员会提交答辩书。仲裁委员会收到答辩书后，应当在仲裁规则规定的期限内将答辩书副本送达申请人。被申请人未提交答辩书的，不影响仲裁程序的进行。

第二十六条　　当事人达成仲裁协议，一方向人民法院起诉未声明有仲裁协议，人民法院受理后，另一方在首次开庭前提交仲裁协议的，人民法院应当驳回起诉，但仲裁协议无效的除外；另一方在首次开庭前未对人民法院受理该案提出异议的，视为放弃仲裁协议，人民法院应当继续审理。

第二十七条　　申请人可以放弃或者变更仲裁请求。被申请人可以承认或者反驳仲裁请求，有权提出反请求。

第二十八条　　一方当事人因另一方当事人的行为或者其他原因，可能使裁决不能执行或者难以执行的，可以申请财产保全。

当事人申请财产保全的，仲裁委员会应当将当事人的申请依照民事诉讼法的有关规定提交人民法院。

申请有错误的，申请人应当赔偿被申请人因财产保全所遭受的损失。

第二十九条　　当事人、法定代理人可以委托律师和其他代理人进行仲裁活动。委托律师和其他代理人进行仲裁活动的，应当向仲裁委员会提交授权委托书。

第二节　　仲裁庭的组成

第三十条　　仲裁庭可以由三名仲裁员或者一名仲裁员组成。由三名仲裁员组成的，设首席仲裁员。

第三十一条　　当事人约定由三名仲裁员组成仲裁庭的，应当各自选定或者各自委托仲裁委员会主任指定一名仲裁员，第三名仲裁员由当事人共同选定或者共同委托仲裁委员会主任指定。第三名仲裁员是首席仲裁员。

当事人约定由一名仲裁员成立仲裁庭的，应当由当事人共同选定或者共同委托仲裁委员会主任指定仲裁员。

第三十二条　当事人没有在仲裁规则规定的期限内约定仲裁庭的组成方式或者选定仲裁员的，由仲裁委员会主任指定。

第三十三条　仲裁庭组成后，仲裁委员会应当将仲裁庭的组成情况书面通知当事人。

第三十四条　仲裁员有下列情形之一的，必须回避，当事人也有权提出回避申请：

（一）是本案当事人或者当事人、代理人的近亲属；

（二）与本案有利害关系；

（三）与本案当事人、代理人有其他关系，可能影响公正仲裁的；

（四）私自会见当事人、代理人，或者接受当事人、代理人的请客送礼的。

第三十五条　当事人提出回避申请，应当说明理由，在首次开庭前提出。回避事由在首次开庭后知道的，可以在最后一次开庭终结前提出。

第三十六条　仲裁员是否回避，由仲裁委员会主任决定；仲裁委员会主任担任仲裁员时，由仲裁委员会集体决定。

第三十七条　仲裁员因回避或者其他原因不能履行职责的，应当依照本法规定重新选定或者指定仲裁员。

因回避而重新选定或者指定仲裁员后，当事人可以请求已进行的仲裁程序重新进行，是否准许，由仲裁庭决定；仲裁庭也可以自行决定已进行的仲裁程序是否重新进行。

第三十八条　仲裁员有本法第三十四条第四项规定的情形，情节严重的，或者有本法第五十八条第六项规定的情形的，应当依法承担法律责任，仲裁委员会应当将其除名。

第三节　开庭和裁决

第三十九条　仲裁应当开庭进行。当事人协议不开庭的，仲裁庭可以根据

仲裁申请书、答辩书以及其他材料作出裁决。

第四十条　　仲裁不公开进行。当事人协议公开的，可以公开进行，但涉及国家秘密的除外。

第四十一条　　仲裁委员会应当在仲裁规则规定的期限内将开庭日期通知双方当事人。当事人有正当理由的，可以在仲裁规则规定的期限内请求延期开庭。是否延期，由仲裁庭决定。

第四十二条　　申请人经书面通知，无正当理由不到庭或者未经仲裁庭许可中途退庭的，可以视为撤回仲裁申请。

被申请人经书面通知，无正当理由不到庭或者未经仲裁庭许可中途退庭的，可以缺席裁决。

第四十三条　　当事人应当对自己的主张提供证据。

仲裁庭认为有必要收集的证据，可以自行收集。

第四十四条　　仲裁庭对专门性问题认为需要鉴定的，可以交由当事人约定的鉴定部门鉴定，也可以由仲裁庭指定的鉴定部门鉴定。

根据当事人的请求或者仲裁庭的要求，鉴定部门应当派鉴定人参加开庭。当事人经仲裁庭许可，可以向鉴定人提问。

第四十五条　　证据应当在开庭时出示，当事人可以质证。

第四十六条　　在证据可能灭失或者以后难以取得的情况下，当事人可以申请证据保全。当事人申请证据保全的，仲裁委员会应当将当事人的申请提交证据所在地的基层人民法院。

第四十七条　　当事人在仲裁过程中有权进行辩论。辩论终结时，首席仲裁员或者独任仲裁员应当征询当事人的最后意见。

第四十八条　　仲裁庭应当将开庭情况记入笔录。当事人和其他仲裁参与人

认为对自己陈述的记录有遗漏或者差错的，有权申请补正。如果不予补正，应当记录该申请。

笔录由仲裁员、记录人员、当事人和其他仲裁参与人签名或者盖章。

第四十九条　当事人申请仲裁后，可以自行和解。达成和解协议的，可以请求仲裁庭根据和解协议作出裁决书，也可以撤回仲裁申请。

第五十条　当事人达成和解协议，撤回仲裁申请后反悔的，可以根据仲裁协议申请仲裁。

第五十一条　仲裁庭在作出裁决前，可以先行调解。当事人自愿调解的，仲裁庭应当调解。调解不成的，应当及时作出裁决。

调解达成协议的，仲裁庭应当制作调解书或者根据协议的结果制作裁决书。调解书与裁决书具有同等法律效力。

第五十二条　调解书应当写明仲裁请求和当事人协议的结果。调解书由仲裁员签名，加盖仲裁委员会印章，送达双方当事人。

调解书经双方当事人签收后，即发生法律效力。

在调解书签收前当事人反悔的，仲裁庭应当及时作出裁决。

第五十三条　裁决应当按照多数仲裁员的意见作出，少数仲裁员的不同意见可以记入笔录。仲裁庭不能形成多数意见时，裁决应当按照首席仲裁员的意见作出。

第五十四条　裁决书应当写明仲裁请求、争议事实、裁决理由、裁决结果、仲裁费用的负担和裁决日期。当事人协议不愿写明争议事实和裁决理由的，可以不写。裁决书由仲裁员签名，加盖仲裁委员会印章。对裁决持不同意见的仲裁员，可以签名，也可以不签名。

第五十五条　仲裁庭仲裁纠纷时，其中一部分事实已经清楚，可以就该部分先行裁决。

第五十六条　对裁决书中的文字、计算错误或者仲裁庭已经裁决但在裁决

书中遗漏的事项，仲裁庭应当补正；当事人自收到裁决书之日起三十日内，可以请求仲裁庭补正。

第五十七条　　裁决书自作出之日起发生法律效力。

第五章　　申请撤销裁决

第五十八条　　当事人提出证据证明裁决有下列情形之一的，可以向仲裁委员会所在地的中级人民法院申请撤销裁决：

（一）没有仲裁协议的；

（二）裁决的事项不属于仲裁协议的范围或者仲裁委员会无权仲裁的；

（三）仲裁庭的组成或者仲裁的程序违反法定程序的；

（四）裁决所根据的证据是伪造的；

（五）对方当事人隐瞒了足以影响公正裁决的证据的；

（六）仲裁员在仲裁该案时有索贿受贿，徇私舞弊，枉法裁决行为的。

人民法院经组成合议庭审查核实裁决有前款规定情形之一的，应当裁定撤销。

人民法院认定该裁决违背社会公共利益的，应当裁定撤销。

第五十九条　　当事人申请撤销裁决的，应当自收到裁决书之日起六个月内提出。

第六十条　　人民法院应当在受理撤销裁决申请之日起两个月内作出撤销裁决或者驳回申请的裁定。

第六十一条　　人民法院受理撤销裁决的申请后，认为可以由仲裁庭重新仲裁的，通知仲裁庭在一定期限内重新仲裁，并裁定中止撤销程序。仲裁庭拒绝重新仲裁的，人民法院应当裁定恢复撤销程序。

第六章　　执行

第六十二条　　当事人应当履行裁决。一方当事人不履行的，另一方当事人可以依照民事诉讼法的有关规定向人民法院申请执行。受申请的人民法院应当执行。

第六十三条　被申请人提出证据证明裁决有民事诉讼法第二百一十七条第二款规定的情形之一的，经人民法院组成合议庭审查核实，裁定不予执行。

第六十四条　一方当事人申请执行裁决，另一方当事人申请撤销裁决的，人民法院应当裁定中止执行。

人民法院裁定撤销裁决的，应当裁定终结执行。撤销裁决的申请被裁定驳回的，人民法院应当裁定恢复执行。

第七章　涉外仲裁的特别规定

第六十五条　涉外经济贸易、运输和海事中发生的纠纷的仲裁，适用本章规定。本章没有规定的，适用本法其他有关规定。

第六十六条　涉外仲裁委员会可以由中国国际商会组织设立。

涉外仲裁委员会由主任一人、副主任若干人和委员若干人组成。

涉外仲裁委员会的主任、副主任和委员可以由中国国际商会聘任。

第六十七条　涉外仲裁委员会可以从具有法律、经济贸易、科学技术等专门知识的外籍人士中聘任仲裁员。

第六十八条　涉外仲裁的当事人申请证据保全的，涉外仲裁委员会应当将当事人的申请提交证据所在地的中级人民法院。

第六十九条　涉外仲裁的仲裁庭可以将开庭情况记入笔录，或者作出笔录要点，笔录要点可以由当事人和其他仲裁参与人签字或者盖章。

第七十条　当事人提出证据证明涉外仲裁裁决有民事诉讼法第二百六十条第一款规定的情形之一的，经人民法院组成合议庭审查核实，裁定撤销。

第七十一条　被申请人提出证据证明涉外仲裁裁决有民事诉讼法第二百六

十条第一款规定的情形之一的，经人民法院组成合议庭审查核实，裁定不予执行。

第七十二条　　涉外仲裁委员会作出的发生法律效力的仲裁裁决，当事人请求执行的，如果被执行人或者其财产不在中华人民共和国领域内，应当由当事人直接向有管辖权的外国法院申请承认和执行。

第七十三条　　涉外仲裁规则可以由中国国际商会依照本法和民事诉讼法的有关规定制定。

第八章　　附则

第七十四条　　法律对仲裁时效有规定的，适用该规定。法律对仲裁时效没有规定的，适用诉讼时效的规定。

第七十五条　　中国仲裁协会制定仲裁规则前，仲裁委员会依照本法和民事诉讼法的有关规定可以制定仲裁暂行规则。

第七十六条　　当事人应当按照规定交纳仲裁费用。

收取仲裁费用的办法，应当报物价管理部门核准。

第七十七条　　劳动争议和农业集体经济组织内部的农业承包合同纠纷的仲裁，另行规定。

第七十八条　　本法施行前制定的有关仲裁的规定与本法的规定相抵触的，以本法为准。

第七十九条　　本法施行前在直辖市、省、自治区人民政府所在地的市和其他设区的市设立的仲裁机构，应当依照本法的有关规定重新组建；未重新组建的，自本法施行之日起届满一年时终止。

本法施行前设立的不符合本法规定的其他仲裁机构，自本法施行之日起终止。

第八十条　本法自 1995 年 9 月 1 日起施行。

Arbitration Law of the People's Republic of China

(Adopted at the 8th Session of the Standing Committee of the 8thNational People's Congress and Promulgated on August 31, 1994)

Whole document
Arbitration Law of the People's Republic of China
(Adopted at the 8th Session of the Standing Committee of the 8th National People's Congress and Promulgated on August 31, 1994)

Chapter I General Provisions

Article 1

This Law is formulated in order to ensure that economic disputes shall be impartially and promptly arbitrated, to protect the legitimate rightsand interests of the relevant parties and to guarantee the healthy development of the socialist market conomy.

Article 2

Disputes over contracts and disputes over property rights and interests between citizens, legal persons and other organizations as equal subjects of law may be submitted to arbitration.

Article 3

The following disputes shall not be submitted to arbitration:

1. disputes over marriage, adoption, guardianship, child maintenance and inheritance; and
2. administrative disputes falling within the jurisdiction of the relevant administrative organs according to law.

Article 4

The parties adopting arbitration for dispute settlement shall reach an arbitration agreement on a mutually voluntary basis. An arbitration commission shall not accept an application for arbitration submitted by one of the parties in the absence of an arbitration agreement.

Article 5

A people's court shall not accept an action initiated by one of the parties if the parties have concluded an arbitration agreement, unless the arbitration agreement is invalid.

Article 6

An arbitration commission shall be selected by the parties by agreement.

The jurisdiction by level system and the district jurisdiction system shall not apply in arbitration.

Article 7

Disputes shall be fairly and reasonably settled by arbitration on the basis of facts and in accordance with the relevant provisions of law.

Article 8

Arbitration shall be conducted in accordance with the law, independentof any intervention by administrative organs, social organizations orindividuals.

Article 9

The single ruling system shall be applied in arbitration. The arbitration commission shall not accept any application for arbitration,nor shall a people's court accept any action submitted by the party in respect of the same dispute after an arbitration award has already been given in relation to that matter.

If the arbitration award is canceled or its enforcement has been disallowed by a people's court in accordance with the law, the parties may, in accordance with a new arbitration agreement between them in respect of the dispute, re-apply for arbitration or initiate legal proceedings with the people's court.

Chapter II Arbitration Commissions and Arbitration Association

Article 10

Arbitration commissions may be established in the municipalities directly under the Central Government, in the municipalities where the people's governments of provinces and autonomous regions are located or, if necessary, in other cities divided into districts. Arbitration commissions shall not be established at each level of the administrative divisions.

The people's governments of the municipalities and cities specified in the above paragraph shall organize the relevant departments and the Chamber of Commerce for the formation of an arbitration commission.

The establishment of an arbitration commission shall be registered with the judicial administrative department of the relevant province, autonomous region or municipalities directly under the Central Government.

Article 11

An arbitration commission shall fulfil the following conditions:

1. it must have its own name, domicile and Articles of Association;

2. it must possess the necessary property;

3. it must have its own members; and

4. it must have arbitrators for appointment.

The articles of association of the an arbitration commission shall be formulated in accordance with this Law.

Article 12

An arbitration commission shall comprise a chairman, two to four vice-chairmen and seven to eleven members.

The chairman, vice-chairmen and members of an arbitration commission must be persons specialized in law, economic and trade and persons who have actual working experience. The number of specialists in law, economic and trade shall not be less than two-thirds of the members of an arbitration association.

Article 13

The arbitration commission shall appoint fair and honest person as its arbitrators.

Arbitrators must fulfil one of the following conditions:

1. they have been engaged in arbitration work for at least eight years;

2. they have worked as a lawyer for at least eight years;

3. they have been a judge for at least eight years;

4. they are engaged in legal research or legal teaching and in senior positions; and

5. they have legal knowledge and are engaged in professional work relating to economics and trade, and in senior positions or of the equivalent professional level.

The arbitration commission shall establish a list of arbitrators according to different professionals.

Article 14

Arbitration commissions are independent of administrative organs and there are no subordinate relations with any administrative organs nor between the different arbitration commissions.

Article 15

The China Arbitration Association is a social organization with the status of a legal person. Arbitration commissions are members of the China Arbitration Association. The Articles of

Association of the China Arbitration Association shall be formulated by the national general meeting of the members.

The China Arbitration Association is an organization in charge of self-regulation of the arbitration commissions. It shall conduct supervision over the conduct (any breach of discipline) of the arbitration commissions and their members and arbitrators in accordance with its articles of association.

The China Arbitration Association shall formulate Arbitration Rules in accordance with this Law and the Civil Procedure Law.

Chapter III Arbitration Agreement

Article 16

An arbitration agreement shall include the arbitration clauses provided in the contract and any other written form of agreement concluded before or after the disputes providing for submission to arbitration.

The following contents shall be included in an arbitration agreement:

1. the expression of the parties' wish to submit to arbitration;
2. the matters to be arbitrated; and
3. the Arbitration Commission selected by the parties.

Article 17

An arbitration agreement shall be invalid under any of the following circumstances:

1. matters agreed upon for arbitration are beyond the scope of arbitration prescribed by law;
2. an arbitration agreement concluded by persons without or with limited capacity for civil acts; and
3. one party forces the other party to sign an arbitration agreement by means of duress.

Article 18

If the arbitration matters or the arbitration commission are not agreed upon by the parties in the arbitration agreement, or, if the relevant provisions are not clear, the parties may supplement the agreement. If the parties fail to agree upon the supplementary agreement, the arbitration agreement shall be invalid.

Article 19

An arbitration agreement shall exist independently. Any changes to, rescission, termination or invalidity of the contract shall not affect the validity of the arbitration agreement.

An arbitration tribunal has the right to rule on the validity of a contract.

Article 20

If the parties object to the validity of the arbitration agreement, they may apply to the arbitration commission for a decision or to a people's court for a ruling. If one of the parties submits to the arbitration commission for a decision, but the other party applies to a people's court for a ruling, the people's court shall give the ruling.

If the parties contest the validity of the arbitration agreement, the objection shall be made before the start of the first hearing of the arbitration tribunal.

Chapter IV Arbitration Procedure

Section 1: Application and Acceptance for Arbitration

Article 21

The parties applying for arbitration shall fulfil the following conditions:

1. they must have an arbitration agreement;
2. they must have a specific claim with facts and argument on which the claim is based; and
3. the arbitration must be within the jurisdiction of the arbitration commission.

Article 22

The party applying for arbitration shall submit to an arbitration commission the arbitration agreement, an application for arbitration and copies thereof.

Article 23

An arbitration application shall state clearly the following:

1. the name, sex, age, occupation, work unit and address of the party, the name address and legal representative of the legal person or other organization and the name and position of its person-in charge;
2. the arbitration claim and the facts and argument on which the claim is based; and
3. evidence and the source of evidence, the name and address of the witness (es).

Article 24

Within 5 days from the date of receiving the arbitration application, the arbitration commission shall notify the parties that it considers the conditions for acceptance have been fulfilled, and that the application is accepted by it. If the arbitration commission considers that the conditions have not been fulfilled, it shall notify the parties in writing
of its rejection, stating its reasons.

Article 25

Upon acceptance of an arbitration application, the arbitration commission shall, within the time limit provided by the Arbitration Rules, serve a copy of the Arbitration Rules and the list of arbitrators on the applicant, and serve a copy of the arbitration application, the Arbitration Rules and the list of arbitrators on the respondent.

Upon receipt of a copy of the arbitration application, the respondent shall, within the time limit prescribed by the Arbitration Rules, submit its defence to the arbitration commission. Upon receipt of the defence, the arbitration commission shall, within the time limit prescribed by the Arbitration Rules, serve a copy of the reply on the applicant. The failure of the respondent to submit a defence shall not affect the proceeding of the arbitration procedures.

Article 26

Where the parties had agreed on an arbitration agreement, but one of the parties initiates an action before a people's court without stating the existence of the arbitration agreement, the people's court shall, unless the arbitration agreement is invalid, reject the action if the other party submits to the court the arbitration agreement before the first hearing of the case. If the other party fails to object to the hearing by the people's court before the first hearing, the arbitration agreement shall be considered to have been waived by the party and the people's court shall proceed with the hearing.

Article 27

The applicant may abandon or alter his arbitration claim. The respondent may accept the arbitration claim or object to it. It has a right to make a counterclaim.

Article 28

A party may apply for property preservation if, as the result of an act of the other party or for some other reasons, it appears that an award may be impossible or difficult to enforce.

If one of the parties applies for property preservation, the arbitration commission shall submit to a people's court the application of the party in accordance with the relevant provisions of the Civil Procedure Law.

If a property preservation order is unfounded, the applicant shall compensate the party against whom the order was made for any losses sustained as a result of the implementation of the property preservation order.

Article 29

The parties and their legal representatives may appoint lawyers or engage agents to handle matters relating to the arbitration. In the event that a lawyer or an agent is ppointed to handle the

arbitration matters, a letter of authorization shall be submitted to the arbitration commission.

Section 2: Composition of the Arbitration Tribunal

Article 30

An arbitration tribunal may comprise three arbitrators or one arbitrator. If an arbitration tribunal comprises three arbitrators, a presiding arbitrator shall be appointed.

Article 31

If the parties agree to form an arbitration tribunal comprising three arbitrators, each party shall select or authorize the chairmen of the arbitration commission to appoint one arbitrator. The third arbitrator shall be selected jointly by the parties or be nominated by the chairman of the arbitration commission in accordance with a joint mandate given by the parties. The third itrator shall be the presiding arbitrator.

If the parties agree to have one arbitrator to form an arbitration tribunal, the arbitrator hall be selected jointly by the parties or be nominated by the chairman of the arbitration commission in accordance with a joint mandate given by the parties.

Article 32

If the parties fail, within the time limit prescribed by the Arbitration Rules, to select the form of the constitution of the arbitration tribunal or fail to select the arbitrators, the arbitrators shall be appointed by the chairman of the arbitration commission.

Article 33

After the arbitration tribunal is constituted, the arbitration commission shall notify the parties in writing of the composition of the arbitration tribunal.

Article 34

In any of the following circumstances, an arbitrator must withdraw from the arbitration, and the parties shall have the right to apply for his withdrawal if he:

1. is a party or a close relative of a party or of a party's representative;
2. is related in the case;
3. has some other relationship with a party to the case or with a party's agent which could possibly affect the impartiality of the arbitration;
4. meets a party or his agent in private, accepts an invitation for dinner by a party or his representative or accepts gifts presented by any of them.

Article 35

When applying for the withdrawal of an arbitrator, the petitioning party shall state his reasons and submit a withdrawal application before the first hearing. A withdrawal application may also be submitted before the conclusion of the last hearing if reasons for the withdrawal only became known after the start of the first hearing.

Article 36

Whether an arbitrator is withdrawn or not shall be determined by the chairman of the arbitration commission. If chairman is serving as an arbitrator, the withdrawal or not shall be determined collectively by the arbitration commission.

Article 37

If an arbitrator is unable to perform his duties as an arbitrator as a result of the withdrawal or any other reasons, another arbitrator shall be selected or appointed in accordance with the provisions of this Law.

After a replaced arbitrator has been selected or appointed following the withdrawal of an arbitrator, the parties may apply to resume the arbitration procedure. The arbitration tribunal shall determine whether the resumption of the procedure may be allowed. The arbitration tribunal may determine on its own whether the arbitration procedure shall be resumed.

Article 38

An arbitrator involved in one of the circumstances described in Item 4, Article 34, if it is serious, or those described in Item 6, Article 58, such arbitrator shall be legally liable in accordance with the law. The arbitration commission shall remove his name from the list of arbitrators.

Section 3: Hearing and Arbitral Awards

Article 39

An arbitration tribunal shall hold a tribunal session to hear an arbitration case. If the parties agree not to hold a hearing, the arbitration tribunal may render an award in accordance with the arbitration application, the defence statement and other documents.

Article 40

An arbitration shall not be conducted in public. If the parties agree to a public hearing, the arbitration may proceed in public, except those concerning state secrets.

Article 41

The arbitration commission shall notify the two parties within the time limit provided by the Arbitration Rules of the date of the hearing. Either party may request to postpone the hearing with in the time limit provided by the Arbitration Rules if there is a genuine reason. The arbitration tribunal shall decide whether to postpone the hearing.

Article 42

If the applicant for arbitration who has been given a notice in writing does not appear before the tribunal without good reasons, or leaves the tribunal room during a hearing without the permission of the arbitration tribunal, such applicant shall be deemed as having withdrawn his application.

If the party against whom the application was made was served with a notice in writing but does not appear before the tribunal without due reasons or leaves the tribunal room during a hearing without the permission of the arbitration tribunal, an award by default may be given.

Article 43

The parties shall produce evidence in support of their claims.

An arbitration tribunal may collect on its own evidence it considers necessary.

Article 44

For specialized matters, an arbitration tribunal may submit for appraisal to an appraisal organ agreed upon by the parties or to the appraisal organ appointed by the arbitration tribunal if it deems such appraisal to be necessary.

According to the claim of the parties or the request of the arbitration tribunal, the appraisal organ shall appoint an appraiser to participate in the hearing. Upon the ermission of the arbitration tribunal, the parties may question the appraiser.

Article 45

Any evidence shall be produced at the start of the hearing. The parties may challenge the validity of such evidence.

Article 46

In the event that the evidence might be destroyed or if it would be difficult to obtain the evidence later on, the parties may apply for the evidence to be preserved. If the parties apply for such reservation, the arbitration commission shall submit the application to the basic-level people's court of the place where the evidence is located.

Article 47

The parties have the right to argue during an arbitration procedure. At the end of the debate, the presiding arbitrator or the sole arbitrator shall ask for the final opinion of the parties.

Article 48

An arbitration tribunal shall make a written record of the hearing. If the parties or other participants to the arbitration consider that the record has omitted a part of their statement or is incorrect in some other respect, they shall have the right to request correction thereof. If no correction is made, the request for correction shall be noted in the written record.

The arbitrators, recorder, parties and other participants to the arbitration shall sign or affix their seals to the record.

Article 49

After the submission of an arbitration application, the parties may settle the dispute among themselves through conciliation.If a conciliation agreement has been reached, the parties may apply to the narbitration tribunal for an award based on the conciliation agreement. Then may also withdraw the arbitration application.

Article 50

If the parties fall back on their words after the conclusion of a conciliation agreement and the withdrawal of the arbitration application, application may be made for arbitration in accordance with the arbitration agreement.

Article 51

Before giving an award, an arbitration tribunal may first attempt to conciliate. If the parties apply for conciliation voluntarily, the arbitration tribunal shall conciliate. If conciliation is unsuccessful, an award shall be made promptly. When a settlement agreement is reached by conciliation, the arbitration tribunal shall prepare the conciliation statement or the award on the basis of the results of the settlement agreement. A conciliation statement shall have the same legal force as that of an award.

Article 52

A conciliation statement shall set forth the arbitration claims and the results of the agreement between the parties. The conciliation statement shall be signed by the arbitrators, sealed by the arbitration commission, and served on both parties.

A conciliation statement shall have legal effect once signed and accepted by the parties.

If the parties fall back on their words before the conciliation statement is singed and accepted by

them, an award shall be made by the arbitration tribunal promptly.

Article 53

An award shall be based on the opinion of the majority arbitrators. The opinion of the minority arbitrators shall be recorded in writing. If an opinion of the minority arbitrators shall be recorded in writing. If an opinion of the majority arbitrators can not be constituted at the tribunal, the award shall be given according to the opinion of the presiding arbitrator.

Article 54

The arbitration claims, the matters in dispute, the grounds upon which an award is given, the results of the judgement, the responsibility for the arbitration fees and the date of the award shall be set forth in the award. If the parties agree not to include in the award the matters in dispute and the grounds on which the award is based, such matters may not be stated in the award. The award shall be signed by the arbitrators and sealed by the arbitration commission. The arbitrator who disagrees with the award may select to sign or not to sign it.

Article 55

During the course of arbitration by an arbitration tribunal, where a part of facts has been made clear, a partial award may first be given in relation to that part.

Article 56

The parties may, within 30 days of the receipt of the award, request the arbitration tribunal to correct any typographical errors, calculation errors or matters which had been awarded but omitted in the award.

Article 57

An award shall be legally effective on the date it is given.

Chapter V Application for Cancellation of an Award

Article 58

The parties may apply to the intermediate people's court at the place where the arbitration commission is located for cancellation of an award if they provide evidence proving that the award involves one of the following circumstances:

1. there is no arbitration agreement between the parties;

2. the matters of the award are beyond the extent of the arbitration agreement or not within the

jurisdiction of the arbitration commission;

3. the composition of the arbitration tribunal or the arbitration procedure is in contrary to the legal procedure;

4. the evidence on which the award is based is falsified;

5. the other party has concealed evidence which is sufficient to affect the impartiality of the award; and

6. the arbitrator(s) has (have) demanded or accepted bribes, committed graft or perverted the law in making the arbitral award.

The peoples' court shall rule to cancel the award if the existence of one of the circumstances prescribed in the preceding clause is confirmed by its collegiate bench.

The people's court shall rule to cancel the award if it holds that the award is contrary to the social and public interests.

Article 59

If a.party applies for cancellation of an award, an application shall be submitted within 6 months after receipt of the award.

Article 60

The people's court shall, within 2 months after receipt of the application for cancellation of an award, render its decision for cancellation of the award or for rejection of the application.

Article 61

If the people's court holds that the case may be re-arbitrated by the arbitration tribunal after receipt of the application for cancellation of an award, the court shall inform the arbitration tribunal of re-arbitrating the case within a certain period of time and rule to suspend the cancellation procedure. If the arbitration tribunal refuses to re-arbitrate, the people's court shall rule to resume the cancellation procedure.

Chapter VI Enforcement

Article 62

The parties shall execute an arbitration award. If one party fails to execute the award, the other party may apply to a people's court for enforcement in accordance with the relevant provisions of the Civil Procedure Law, and the court shall enforce the award.

Article 63

A people's court shall, after examination and verification by its collegiate bench, rule not to enforce an award if the party against whom an application for enforcement is made provides evidence proving that the award involves one of the circumstances prescribed in Clause 2, Article 217 of the Civil procedure Law.

Article 64

If one party applies for enforcement of an award while the other party applies for cancellation of the award, the people's court receiving such application shall rule to suspend enforcement of the award.

If a people's court rules to cancel an award, it shall rule to terminate enforcement. If the people's court overrules the application for cancellation of an award, it shall rule to resume enforcement.

Chapter VII Special provisions on Foreign-Related Arbitration

Article 65

The provisions of this Chapter shall apply to all arbitration of disputes arising from foreign economic, trade, transportation or maritime matters. In the absence of provisions in this Chapter, other relevant provisions of this Law shall apply.

Article 66

A foreign arbitration commission may be organized and established by the China International Chamber of Commerce.

A foreign arbitration commission shall comprise one chairman, several vice-chairmen and several committee members.

The chairman, vice-chairmen and committee members may be appointed by the China International Chamber of Commerce.

Article 67

A foreign arbitration commission may appoint foreigners with professional knowledge in such fields as law, economic and trade, science and technology as arbitrators.

Article 68

If the parties to a foreign-related arbitration apply for evidence preservation, the foreign arbitration commission shall submit their applications to the intermediate people's court in the place where the evidence is located.

Article 69

The arbitration tribunal of a foreign arbitration commission may record the details of the hearing in writing or record the essentials of the hearing in writing. The written record of the essentials shall be signed or sealed by the parties and other participants in the arbitration.

Article 70

A people's court shall, after examination and verification by its collegiate bench, rule to cancel an award if a party to the case provides evidence proving that the arbitration award involves one of the circumstances prescribed in Clause 1, Article 260 of the Civil Procedure Law.

Article 71

A people's court shall, after examination and verification by its collegiate bench, rule not to enforce an award-if the party against whom an application is made provides evidence proving that the arbitration award involves one of the circumstances prescribed in Clause 1, Article 260 of the Civil Procedure Law.

Article 72

Where the party subject to enforcement or its property is not within the territory of the People's Republic of China, a party applying for the enforcement of a legally effective arbitration award shall apply directly to the foreign court having jurisdiction for recognition and enforcement of the award.

Article 73

Foreign arbitration rules may be formulated by the China International Chamber of Commerce in accordance with this Law and the relevant provisions of the Civil Procedure Law.

Chapter VIII Supplementary Provisions

Article 74

If the law has stipulated a time limitation of arbitration, such provisions of the law shall apply. If the law has not stipulated a time limitation of arbitration, the provisions on the limitation of actions shall apply.

Article 75

The arbitration Commission may formulate provisional arbitration rules in accordance with this Law and the relevant provisions of the Civil Procedure Law before the formulation of the arbitration rules by the China Arbitration Association.

Article 76

The parties shall pay arbitration fees in accordance with the relevant provisions.

The methods for the collection of arbitration fees shall be submitted to the commodity prices administration department for approval.

Article 77

Arbitration of labor disputes and disputes over contracts for undertaking agricultural projects within agricultural collective economic organizations shall be separately stipulated.

Article 78

In the event of conflict between the provisions on arbitration formulated before the coming into effect of this Law and the provisions of this Law, the provisions of this Law shall prevail.

Article 79

Arbitration organs established before the coming into effect of this Law in the municipalities directly under the Central Government, in the municipalities where the people's governments of the provinces or autonomous regions and in other cities divided into districts must be re-organized in accordance with the relevant provisions of this Law. The arbitration organs which are not re-organized shall be terminated at the expiration of one year after the date of effectiveness of this Law.

All other arbitration organs established before the implementation of this Law and not conforming to the provisions of this Law shall be terminated on the date of effectiveness of this Law.

Article 80

This Law shall be effective as of September 1, 1995.

中华人民共和国民事诉讼法


RECEIVED
2007 FEB -8 A 9:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中华人民共和国主席令
（第四十四号）

《中华人民共和国民事诉讼法》已由中华人民共和国第七届全国人民代表大会第四次会议于１９９１年４月９日通过，现予公布，自公布之日起施行。

中华人民共和国主席　杨尚昆
１９９１年４月９日

中华人民共和国民事诉讼法
（１９９１年４月９日第七届全国人民代表大会第四次会议通过）

目录

第一编　总则

第一章　任务、适用范围和基本原则

第一条　中华人民共和国民事诉讼法以宪法为根据，结合我国民事审判工作的经验和实际情况制定。

第二条　中华人民共和国民事诉讼法的任务，是保护当事人行使诉讼权利，保证人民法院查明事实，分清是非，正确适用法律，及时审理民事案件，确认民事权利义务关系，制裁民事违法行为，保护当事人的合法权益，教育公民自觉遵守法律，维护社会秩序、经济秩序，保障社会主义建设事业顺利进行。

第三条　人民法院受理公民之间、法人之间、其他组织之间以及他们相互之间因财产关系和人身关系提起的民事诉讼，适用本法的规定。

第四条　凡在中华人民共和国领域内进行民事诉讼，必须遵守本法。

第五条　外国人、无国籍人、外国企业和组织在人民法院起诉、应诉，同中华人民共和国公民、法人和其他组织有同等的诉讼权利义务。

外国法院对中华人民共和国公民、法人和其他组织的民事诉讼权利加以限制的，中华人民共和国人民法院对该国公民、企业和组织的民事诉讼权利，实行对等原则。

第六条　民事案件的审判权由人民法院行使。

人民法院依照法律规定对民事案件独立进行审判，不受行政机关、社会团体和个人的干涉。

第七条　人民法院审理民事案件，必须以事实为根据，以法律为准绳。

第八条　民事诉讼当事人有平等的诉讼权利。人民法院审理民事案件，应当保障和便利当事人行使诉讼权利，对当事人在适用法律上一律平等。

第九条　人民法院审理民事案件，应当根据自愿和合法的原则进行调解；调解不成的，应当及时判决。

第十条　人民法院审理民事案件，依照法律规定实行合议、回避、公开审判和两审终审制度。

第十一条　各民族公民都有用本民族语言、文字进行民事诉讼的权利。

在少数民族聚居或者多民族共同居住的地区，人民法院应当用当地民族通用的语言、文字进行审理和发布法律文书。

人民法院应当对不通晓当地民族通用的语言、文字的诉讼参与人提供翻译。

第十二条　人民法院审理民事案件时，当事人有权进行辩论。

第十三条　当事人有权在法律规定的范围内处分自己的民事权利和诉讼权利。

第十四条　人民检察院有权对民事审判活动实行法律监督。

第十五条　机关、社会团体、企业事业单位对损害国家、集体或者个人民事权益的行为，可以支持受损害的单位或者个人向人民法院起诉。

第十六条　人民调解委员会是在基层人民政府和基层人民法院指导下，调解民间纠纷的群众性组织。

人民调解委员会依照法律规定，根据自愿原则进行调解。当事人对调解达成的协议应当履行；不愿调解、调解不成或者反悔的，可以向人民法院起诉。

人民调解委员会调解民间纠纷，如有违背法律的，人民法院应当予以纠正。

第十七条　民族自治地方的人民代表大会根据宪法和本法的原则，结合当地民族的具体情况，可以制定变通或者补充的规定。自治区的规定，报全国人民代表大会常务委员会批准。自治州、自治县的规定，报省或者自治区的人民代表大会常务委员会批准，并报全国人民代表大会常务委员会备案。

第二章　管辖

第一节　级别管辖

第十八条　基层人民法院管辖第一审民事案件，但本法另有规定的除外。

第十九条　中级人民法院管辖下列第一审民事案件：

（一）重大涉外案件；

（二）在本辖区有重大影响的案件；

（三）最高人民法院确定由中级人民法院管辖的案件。

第二十条　高级人民法院管辖在本辖区有重大影响的第一审民事案件。

第二十一条　最高人民法院管辖下列第一审民事案件：

（一）在全国有重大影响的案件；

（二）认为应当由本院审理的案件。

第二节　地域管辖

第二十二条　对公民提起的民事诉讼，由被告住所地人民法院管辖；被告住所地与经常居住地不一致的，由经常居住地人民法院管辖。

对法人或者其他组织提起的民事诉讼，由被告住所地人民法院管辖。

同一诉讼的几个被告住所地、经常居住地在两个以上人民法院辖区的，各该人民法院都有管辖权。

第二十三条　下列民事诉讼，由原告住所地人民法院管辖；原告住所地与经常居住地不一致的，由原告经常居住地人民法院管辖：

（一）对不在中华人民共和国领域内居住的人提起的有关身份关系的诉讼；

（二）对下落不明或者宣告失踪的人提起的有关身份关系的诉讼；

（三）对被劳动教养的人提起的诉讼；

（四）对被监禁的人提起的诉讼。

第二十四条　因合同纠纷提起的诉讼，由被告住所地或者合同履行地人民法院管辖。

第二十五条　合同的双方当事人可以在书面合同中协议选择被告住所地、合同履行地、合同签订地、原告住所地、标的物所在地人民法院管辖，但不得违反本法对级别管辖和专属管辖的规定。

第二十六条　因保险合同纠纷提起的诉讼，由被告住所地或者保险标的物所在地人民法院管辖。

第二十七条　因票据纠纷提起的诉讼，由票据支付地或者被告住所地人民法院管辖。

第二十八条　因铁路、公路、水上、航空运输和联合运输合同纠纷提起的诉讼，由运输始发地、目的地或者被告住所地人民法院管辖。

第二十九条　因侵权行为提起的诉讼，由侵权行为地或者被告住所地人民法院管辖。

第三十条　因铁路、公路、水上和航空事故请求损害赔偿提起的诉讼，由事故发生地或者车辆、船舶最先到达地、航空器最先降落地或者被告住所地人民法院管辖。

第三十一条　因船舶碰撞或者其他海事损害事故请求损害赔偿提起的诉讼，由碰撞发生地、碰撞船舶最先到达地、加害船舶被扣留地或者被告住所地人民法院管辖。

第三十二条　因海难救助费用提起的诉讼，由救助地或者被救助船舶最先到达地人民法院管辖。

第三十三条　因共同海损提起的诉讼，由船舶最先到达地、共同海损理算地或者航程终止地的人民法院管辖。

第三十四条　下列案件，由本条规定的人民法院专属管辖：

（一）因不动产纠纷提起的诉讼，由不动产所在地人民法院管辖；

（二）因港口作业中发生纠纷提起的诉讼，由港口所在地人民法院管辖；

（三）因继承遗产纠纷提起的诉讼，由被继承人死亡时住所地或者主要遗产所在地人民法院管辖。

第三十五条　两个以上人民法院都有管辖权的诉讼，原告可以向其中一个人民法院起诉；原告向两个以上有管辖权的人民法院起诉的，由最先立案的人民法院管辖。

第三节　移送管辖和指定管辖

第三十六条　人民法院发现受理的案件不属于本院管辖的，应当移送有管辖权的人民法院，受移送的人民法院应当受理。受移送的人民法院认为受移送的案件依照规定不属于本院管辖的，应当报请上级人民法院指定管辖，不得再自行移送。

第三十七条　有管辖权的人民法院由于特殊原因，不能行使管辖权的，由上级人民法院指定管辖。

人民法院之间因管辖权发生争议，由争议双方协商解决；协商解决不了的，报请它们的共同上级人民法院指定管辖。

第三十八条　人民法院受理案件后，当事人对管辖权有异议的，应当在提交答辩状期间提出。人民法院对当事人提出的异议，应当审查。异议成立的，裁定将案件移送有管辖权的人民法院；异议不成立的，裁定驳回。

第三十九条　上级人民法院有权审理下级人民法院管辖的第一审民事案件，也可以把本院管辖的第一审民事案件交下级人民法院审理。

下级人民法院对它所管辖的第一审民事案件，认为需要由上级人民法院审理的，可以报请上级人民法院审理。

第三章　审判组织

第四十条　人民法院审理第一审民事案件，由审判员、陪审员共同组成合议庭或者由审判员组成合议庭。合议庭的成员人数，必须是单数。

适用简易程序审理的民事案件，由审判员一人独任审理。

陪审员在执行陪审职务时，与审判员有同等的权利义务。

第四十一条　人民法院审理第二审民事案件，由审判员组成合议庭。合议庭的成员人数，必须是单数。

发回重审的案件，原审人民法院应当按照第一审程序另行组成合议庭。

审理再审案件，原来是第一审的，按照第一审程序另行组成合议庭；原来是第二审的或者是上级人民法院提审的，按照第二审程序另行组成合议庭。

第四十二条　合议庭的审判长由院长或者庭长指定审判员一人担任；院长或者庭长参加审判的，由院长或者庭长担任。

第四十三条　合议庭评议案件，实行少数服从多数的原则。评议应当制作笔录，由合议庭成员签名。评议中的不同意见，必须如实记入笔录。

第四十四条　审判人员应当依法秉公办案。

审判人员不得接受当事人及其诉讼代理人请客送礼。

审判人员有贪污受贿，徇私舞弊，枉法裁判行为的，应当追究法律责任；构成犯罪的，依法追究刑事责任。

第四章　回避

第四十五条　审判人员有下列情形之一的，必须回避，当事人有权用口头或者书面方式申请他们回避：

（一）是本案当事人或者当事人、诉讼代理人的近亲属；

（二）与本案有利害关系；

（三）与本案当事人有其他关系，可能影响对案件公正审理的。

前款规定，适用于书记员、翻译人员、鉴定人、勘验人。

第四十六条　当事人提出回避申请，应当说明理由，在案件开始审理时提出；回避事由在案件开始审理后知道的，也可以在法庭辩论终结前提出。

被申请回避的人员在人民法院作出是否回避的决定前，应当暂停参与本案的工作，但案件需要采取紧急措施的除外。

第四十七条　院长担任审判长时的回避，由审判委员会决定；审判人员的回避，由院长决定；其他人员的回避，由审判长决定。

第四十八条　人民法院对当事人提出的回避申请，应当在申请提出的三日内，以口头或者书面形式作出决定。申请人对决定不服的，可以在接到决定时申请复议一次。复议期间，被申请回避的人员，不停止参与本案的工作。人民法院对复议申请，应当在三日内作出复议决定，并通知复议申请人。

第五章　诉讼参加人

第一节　当事人

第四十九条　公民、法人和其他组织可以作为民事诉讼的当事人。

法人由其法定代表人进行诉讼。其他组织由其主要负责人进行诉讼。

第五十条　当事人有权委托代理人，提出回避申请，收集、提供证据，进行辩论，请求调解，提起上诉，申请执行。

当事人可以查阅本案有关材料，并可以复制本案有关材料和法律文书。查阅、复制本案有关材料的范围和办法由最高人民法院规定。

当事人必须依法行使诉讼权利，遵守诉讼秩序，履行发生法律效力的判决书、裁定书和调解书。

第五十一条　双方当事人可以自行和解。

第五十二条　原告可以放弃或者变更诉讼请求。被告可以承认或者反驳诉讼请求，有权提起反诉。

第五十三条　当事人一方或者双方为二人以上，其诉讼标的是共同的，或者诉讼标的是同一种类、人民法院认为可以合并审理并经当事人同意的，为共同诉讼。

共同诉讼的一方当事人对诉讼标的有共同权利义务的，其中一人的诉讼行为经其他共同诉讼人承认，对其他共同诉讼人发生效力；对诉讼标的没有共同权利义务的，其中一人的诉讼行为对其他共同诉讼人不发生效力。

第五十四条　当事人一方人数众多的共同诉讼，可以由当事人推选代表人进行诉讼。代表人的诉讼行为对其所代表的当事人发生效力，但代表人变更、放弃诉讼请求或者承认对方当事人的诉讼请求，进行和解，必须经被代表的当事人同意。

第五十五条　诉讼标的是同一种类、当事人一方人数众多在起诉时人数尚未确定的，人民法院可以发出公告，说明案件情况和诉讼请求，通知权利人在一定期间向人民法院登记。

向人民法院登记的权利人可以推选代表人进行诉讼；推选不出代表人的，人民法院可以与参加登记的权利人商定代表人。

代表人的诉讼行为对其所代表的当事人发生效力，但代表人变更、放弃诉讼请求或者承认对方当事人的诉讼请求，进行和解，必须经被代表的当事人同意。

人民法院作出的判决、裁定，对参加登记的全体权利人发生效力。未参加登记的权利人在诉讼时效期间提起诉讼的，适用该判决、裁定。

第五十六条　对当事人双方的诉讼标的，第三人认为有独立请求权的，有权提起诉讼。

对当事人双方的诉讼标的，第三人虽然没有独立请求权，但案件处理结果同他有法律上的利害关系的，可以申请参加诉讼，或者由人民法院通知他参加诉讼。人民法院判决承担民事责任的第三人，有当事人的诉讼权利义务。

第二节　诉讼代理人

第五十七条　无诉讼行为能力人由他的监护人作为法定代理人代为诉讼。法定代理人之间互相推诿代理责任的，由人民法院指定其中一人代为诉讼。

第五十八条　当事人、法定代理人可以委托一至二人作为诉讼代理人。

律师、当事人的近亲属、有关的社会团体或者所在单位推荐的人、经人民法院许可的其他公民，都可以被委托为诉讼代理人。

第五十九条　委托他人代为诉讼，必须向人民法院提交由委托人签名或者盖章的授权委托书。

授权委托书必须记明委托事项和权限。诉讼代理人代为承认、放弃、变更诉讼请求，进行和解，提起反诉或者上诉，必须有委托人的特别授权。

侨居在国外的中华人民共和国公民从国外寄交或者托交的授权委托书，必须经中华人民共和国驻该国的使领馆证明；没有使领馆的，由与中华人民共和国有外交关系的第三国驻该国的使领馆证明，再转由中华人民共和国驻该第三国使领馆证明，或者由当地的爱国华侨团体证明。

第六十条　诉讼代理人的权限如果变更或者解除，当事人应当书面告知人民法院，并由人民法院通知对方当事人。

第六十一条　代理诉讼的律师和其他诉讼代理人有权调查收集证据，可以查阅

本案有关材料。查阅本案有关材料的范围和办法由最高人民法院规定。

第六十二条　离婚案件有诉讼代理人的，本人除不能表达意志的以外，仍应出庭；确因特殊情况无法出庭的，必须向人民法院提交书面意见。

第六章　证据

第六十三条　证据有下列几种：

（一）书证；

（二）物证；

（三）视听资料；

（四）证人证言；

（五）当事人的陈述；

（六）鉴定结论；

（七）勘验笔录。

以上证据必须查证属实，才能作为认定事实的根据。

第六十四条　当事人对自己提出的主张，有责任提供证据。

当事人及其诉讼代理人因客观原因不能自行收集的证据，或者人民法院认为审理案件需要的证据，人民法院应当调查收集。

人民法院应当按照法定程序，全面地、客观地审查核实证据。

第六十五条　人民法院有权向有关单位和个人调查取证，有关单位和个人不得拒绝。

人民法院对有关单位和个人提出的证明文书，应当辨别真伪，审查确定其效力。

第六十六条　证据应当在法庭上出示，并由当事人互相质证。对涉及国家秘密、商业秘密和个人隐私的证据应当保密，需要在法庭出示的，不得在公开开庭时出示。

第六十七条　经过法定程序公证证明的法律行为、法律事实和文书，人民法院应当作为认定事实的根据。但有相反证据足以推翻公证证明的除外。

第六十八条　书证应当提交原件。物证应当提交原物。提交原件或者原物确有困难的，可以提交复制品、照片、副本、节录本。

提交外文书证，必须附有中文译本。

第六十九条　人民法院对视听资料，应当辨别真伪，并结合本案的其他证据，审查确定能否作为认定事实的根据。

第七十条　凡是知道案件情况的单位和个人，都有义务出庭作证。有关单位的负责人应当支持证人作证。证人确有困难不能出庭的，经人民法院许可，可以提交书面证言。

不能正确表达意志的人，不能作证。

第七十一条　人民法院对当事人的陈述，应当结合本案的其他证据，审查确定能否作为认定事实的根据。

当事人拒绝陈述的，不影响人民法院根据证据认定案件事实。

第七十二条　人民法院对专门性问题认为需要鉴定的，应当交由法定鉴定部门

鉴定；没有法定鉴定部门的，由人民法院指定的鉴定部门鉴定。

鉴定部门及其指定的鉴定人有权了解进行鉴定所需要的案件材料，必要时可以询问当事人、证人。

鉴定部门和鉴定人应当提出书面鉴定结论，在鉴定书上签名或者盖章。鉴定人鉴定的，应当由鉴定人所在单位加盖印章，证明鉴定人身份。

第七十三条　勘验物证或者现场，勘验人必须出示人民法院的证件，并邀请当地基层组织或者当事人所在单位派人参加。当事人或者当事人的成年家属应当到场，拒不到场的，不影响勘验的进行。

有关单位和个人根据人民法院的通知，有义务保护现场，协助勘验工作。

勘验人应当将勘验情况和结果制作笔录，由勘验人、当事人和被邀参加人签名或者盖章。

第七十四条　在证据可能灭失或者以后难以取得的情况下，诉讼参加人可以向人民法院申请保全证据，人民法院也可以主动采取保全措施。

第七章　期间、送达

第一节　期间

第七十五条　期间包括法定期间和人民法院指定的期间。

期间以时、日、月、年计算。期间开始的时和日，不计算在期间内。

期间届满的最后一日是节假日的，以节假日后的第一日为期间届满的日期。

期间不包括在途时间，诉讼文书在期满前交邮的，不算过期。

第七十六条　当事人因不可抗拒的事由或者其他正当理由耽误期限的，在障碍消除后的十日内，可以申请顺延期限，是否准许，由人民法院决定。

第二节　送达

第七十七条　送达诉讼文书必须有送达回证，由受送达人在送达回证上记明收到日期，签名或者盖章。

受送达人在送达回证上的签收日期为送达日期。

第七十八条　送达诉讼文书，应当直接送交受送达人。受送达人是公民的，本人不在交他的同住成年家属签收；受送达人是法人或者其他组织的，应当由法人的法定代表人、其他组织的主要负责人或者该法人、组织负责收件的人签收；受送达人有诉讼代理人的，可以送交其代理人签收；受送达人已向人民法院指定代收人的，送交代收人签收。

受送达人的同住成年家属，法人或者其他组织的负责收件的人，诉讼代理人或者代收人在送达回证上签收的日期为送达日期。

第七十九条　受送达人或者他的同住成年家属拒绝接收诉讼文书的，送达人应当邀请有关基层组织或者所在单位的代表到场，说明情况，在送达回证上记明拒收事由和日期，由送达人、见证人签名或者盖章，把诉讼文书留在受送达人的住所，即视为送达。

第八十条　直接送达诉讼文书有困难的，可以委托其他人民法院代为送达，或者邮寄送达。邮寄送达的，以回执上注明的收件日期为送达日期。

第八十一条　受送达人是军人的，通过其所在部队团以上单位的政治机关转交。

第八十二条　受送达人是被监禁的，通过其所在监所或者劳动改造单位转交。

受送达人是被劳动教养的，通过其所在劳动教养单位转交。

第八十三条　代为转交的机关、单位收到诉讼文书后，必须立即交受送达人签收，以在送达回证上的签收日期，为送达日期。

第八十四条　受送达人下落不明，或者用本节规定的其他方式无法送达的，公告送达。自发出公告之日起，经过六十日，即视为送达。

公告送达，应当在案卷中记明原因和经过。

第八章　调解

第八十五条　人民法院审理民事案件，根据当事人自愿的原则，在事实清楚的基础上，分清是非，进行调解。

第八十六条　人民法院进行调解，可以由审判员一人主持，也可以由合议庭主持，并尽可能就地进行。

人民法院进行调解，可以用简便方式通知当事人、证人到庭。

第八十七条　人民法院进行调解，可以邀请有关单位和个人协助。被邀请的单位和个人，应当协助人民法院进行调解。

第八十八条　调解达成协议，必须双方自愿，不得强迫。调解协议的内容不得违反法律规定。

第八十九条　调解达成协议，人民法院应当制作调解书。调解书应当写明诉讼请求、案件的事实和调解结果。

调解书由审判人员、书记员署名，加盖人民法院印章，送达双方当事人。

调解书经双方当事人签收后，即具有法律效力。

第九十条　下列案件调解达成协议，人民法院可以不制作调解书：

（一）调解和好的离婚案件；

（二）调解维持收养关系的案件；

（三）能够即时履行的案件；

（四）其他不需要制作调解书的案件。

对不需要制作调解书的协议，应当记入笔录，由双方当事人、审判人员、书记员签名或者盖章后，即具有法律效力。

第九十一条　调解未达成协议或者调解书送达前一方反悔的，人民法院应当及时判决。

第九章　财产保全和先予执行

第九十二条　人民法院对于可能因当事人一方的行为或者其他原因，使判决不能执行或者难以执行的案件，可以根据对方当事人的申请，作出财产保全的裁定；

当事人没有提出申请的，人民法院在必要时也可以裁定采取财产保全措施。

人民法院采取财产保全措施，可以责令申请人提供担保；申请人不提供担保的，驳回申请。

人民法院接受申请后，对情况紧急的，必须在四十八小时内作出裁定；裁定采取财产保全措施的，应当立即开始执行。

第九十三条　利害关系人因情况紧急，不立即申请财产保全将会使其合法权益受到难以弥补的损害的，可以在起诉前向人民法院申请采取财产保全措施。申请人应当提供担保，不提供担保的，驳回申请。

人民法院接受申请后，必须在四十八小时内作出裁定；裁定采取财产保全措施的，应当立即开始执行。

申请人在人民法院采取保全措施后十五日内不起诉的，人民法院应当解除财产保全。

第九十四条　财产保全限于请求的范围，或者与本案有关的财物。

财产保全采取查封、扣押、冻结或者法律规定的其他方法。

人民法院冻结财产后，应当立即通知被冻结财产的人。

财产已被查封、冻结的，不得重复查封、冻结。

第九十五条　被申请人提供担保的，人民法院应当解除财产保全。

第九十六条　申请有错误的，申请人应当赔偿被申请人因财产保全所遭受的损失。

第九十七条　人民法院对下列案件，根据当事人的申请，可以裁定先予执行：

（一）追索赡养费、扶养费、抚育费、抚恤金、医疗费用的；

（二）追索劳动报酬的；

（三）因情况紧急需要先予执行的。

第九十八条　人民法院裁定先予执行的，应当符合下列条件：

（一）当事人之间权利义务关系明确，不先予执行将严重影响申请人的生活或者生产经营的；

（二）被申请人有履行能力。

人民法院可以责令申请人提供担保，申请人不提供担保的，驳回申请。申请人败诉的，应当赔偿被申请人因先予执行遭受的财产损失。

第九十九条　当事人对财产保全或者先予执行的裁定不服的，可以申请复议一次。复议期间不停止裁定的执行。

第十章　对妨害民事诉讼的强制措施

第一百条　人民法院对必须到庭的被告，经两次传票传唤，无正当理由拒不到庭的，可以拘传。

第一百零一条　诉讼参与人和其他人应当遵守法庭规则。

人民法院对违反法庭规则的人，可以予以训诫，责令退出法庭或者予以罚款、拘留。

人民法院对哄闹、冲击法庭、侮辱、诽谤、威胁、殴打审判人员，严重扰乱法庭秩序的人，依法追究刑事责任；情节较轻的，予以罚款、拘留。

第一百零二条　诉讼参与人或者其他人有下列行为之一的，人民法院可以根据情节轻重予以罚款、拘留；构成犯罪的，依法追究刑事责任：

（一）伪造、毁灭重要证据，妨碍人民法院审理案件的；

（二）以暴力、威胁、贿买方法阻止证人作证或者指使、贿买、胁迫他人作伪证的；

（三）隐藏、转移、变卖、毁损已被查封、扣押的财产，或者已被清点并责令其保管的财产，转移已被冻结的财产的；

（四）对司法工作人员、诉讼参加人、证人、翻译人员、鉴定人、勘验人、协助执行的人，进行侮辱、诽谤、诬陷、殴打或者打击报复的；

（五）以暴力、威胁或者其他方法阻碍司法工作人员执行职务的；

（六）拒不履行人民法院已经发生法律效力的判决、裁定的。

人民法院对有前款规定的行为之一的单位，可以对其主要负责人或者直接责任人员予以罚款、拘留；构成犯罪的，依法追究刑事责任。

第一百零三条　有义务协助调查、执行的单位有下列行为之一的，人民法院除责令其履行协助义务外，并可以予以罚款：

（一）有关单位拒绝或者妨碍人民法院调查取证的；

（二）银行、信用合作社和其他有储蓄业务的单位接到人民法院协助执行通知书后，拒不协助查询、冻结或者划拨存款的；

（三）有关单位接到人民法院协助执行通知书后，拒不协助扣留被执行人的收入、办理有关财产权证照转移手续、转交有关票证、证照或者其他财产的；

（四）其他拒绝协助执行的。

人民法院对有前款规定的行为之一的单位，可以对其主要负责人或者直接责任人员予以罚款；还可以向监察机关或者有关机关提出予以纪律处分的司法建议。

第一百零四条　对个人的罚款金额，为人民币一千元以下。对单位的罚款金额，为人民币一千元以上三万元以下。

拘留的期限，为十五日以下。

被拘留的人，由人民法院交公安机关看管。在拘留期间，被拘留人承认并改正错误的，人民法院可以决定提前解除拘留。

第一百零五条　拘传、罚款、拘留必须经院长批准。

拘传应当发拘传票。

罚款、拘留应当用决定书。对决定不服的，可以向上一级人民法院申请复议一次。复议期间不停止执行。

第一百零六条　采取对妨害民事诉讼的强制措施必须由人民法院决定。任何单位和个人采取非法拘禁他人或者非法私自扣押他人财产追索债务的，应当依法追究刑事责任，或者予以拘留、罚款。

第十一章　诉讼费用

第一百零七条　当事人进行民事诉讼，应当按照规定交纳案件受理费。财产案件除交纳案件受理费外，并按照规定交纳其他诉讼费用。

当事人交纳诉讼费用确有困难的，可以按照规定向人民法院申请缓交、减交或

者免交。

收取诉讼费用的办法另行制定。

第二编　审判程序

第十二章　第一审普通程序

第一节　起诉和受理

第一百零八条　起诉必须符合下列条件：

（一）原告是与本案有直接利害关系的公民、法人和其他组织；

（二）有明确的被告；

（三）有具体的诉讼请求和事实、理由；

（四）属于人民法院受理民事诉讼的范围和受诉人民法院管辖。

第一百零九条　起诉应当向人民法院递交起诉状，并按照被告人数提出副本。

书写起诉状确有困难的，可以口头起诉，由人民法院记入笔录，并告知对方当事人。

第一百一十条　起诉状应当记明下列事项：

（一）当事人的姓名、性别、年龄、民族、职业、工作单位和住所，法人或者其他组织的名称、住所和法定代表人或者主要负责人的姓名、职务；

（二）诉讼请求和所根据的事实与理由；

（三）证据和证据来源，证人姓名和住所。

第一百一十一条　人民法院对符合本法第一百零八条的起诉，必须受理；对下列起诉，分别情形，予以处理：

（一）依照行政诉讼法的规定，属于行政诉讼受案范围的，告知原告提起行政诉讼；

（二）依照法律规定，双方当事人对合同纠纷自愿达成书面仲裁协议向仲裁机构申请仲裁、不得向人民法院起诉的，告知原告向仲裁机构申请仲裁；

（三）依照法律规定，应当由其他机关处理的争议，告知原告向有关机关申请解决；

（四）对不属于本院管辖的案件，告知原告向有管辖权的人民法院起诉；

（五）对判决、裁定已经发生法律效力的案件，当事人又起诉的，告知原告按照申诉处理，但人民法院准许撤诉的裁定除外；

（六）依照法律规定，在一定期限内不得起诉的案件，在不得起诉的期限内起诉的，不予受理；

（七）判决不准离婚和调解和好的离婚案件，判决、调解维持收养关系的案件，没有新情况、新理由，原告在六个月内又起诉的，不予受理。

第一百一十二条　人民法院收到起诉状或者口头起诉，经审查，认为符合起诉条件的，应当在七日内立案，并通知当事人；认为不符合起诉条件的，应当在七日内裁定不予受理；原告对裁定不服的，可以提起上诉。

第二节　审理前的准备

第一百一十三条　人民法院应当在立案之日起五日内将起诉状副本发送被告，被告在收到之日起十五日内提出答辩状。

被告提出答辩状的，人民法院应当在收到之日起五日内将答辩状副本发送原告。被告不提出答辩状的，不影响人民法院审理。

第一百一十四条　人民法院对决定受理的案件，应当在受理案件通知书和应诉通知书中向当事人告知有关的诉讼权利义务，或者口头告知。

第一百一十五条　合议庭组成人员确定后，应当在三日内告知当事人。

第一百一十六条　审判人员必须认真审核诉讼材料，调查收集必要的证据。

第一百一十七条　人民法院派出人员进行调查时，应当向被调查人出示证件。

调查笔录经被调查人校阅后，由被调查人、调查人签名或者盖章。

第一百一十八条　人民法院在必要时可以委托外地人民法院调查。

委托调查，必须提出明确的项目和要求。受委托人民法院可以主动补充调查。

受委托人民法院收到委托书后，应当在三十日内完成调查。因故不能完成的，应当在上述期限内函告委托人民法院。

第一百一十九条　必须共同进行诉讼的当事人没有参加诉讼的，人民法院应当通知其参加诉讼。

第三节　开庭审理

第一百二十条　人民法院审理民事案件，除涉及国家秘密、个人隐私或者法律另有规定的以外，应当公开进行。

离婚案件，涉及商业秘密的案件，当事人申请不公开审理的，可以不公开审理。

第一百二十一条　人民法院审理民事案件，根据需要进行巡回审理，就地办案。

第一百二十二条　人民法院审理民事案件，应当在开庭三日前通知当事人和其他诉讼参与人。公开审理的，应当公告当事人姓名、案由和开庭的时间、地点。

第一百二十三条　开庭审理前，书记员应当查明当事人和其他诉讼参与人是否到庭，宣布法庭纪律。

开庭审理时，由审判长核对当事人，宣布案由，宣布审判人员、书记员名单，告知当事人有关的诉讼权利义务，询问当事人是否提出回避申请。

第一百二十四条　法庭调查按照下列顺序进行：

（一）当事人陈述；

（二）告知证人的权利义务，证人作证，宣读未到庭的证人证言；

（三）出示书证、物证和视听资料；

（四）宣读鉴定结论；

（五）宣读勘验笔录。

第一百二十五条　当事人在法庭上可以提出新的证据。

当事人经法庭许可，可以向证人、鉴定人、勘验人发问。

当事人要求重新进行调查、鉴定或者勘验的，是否准许，由人民法院决定。

第一百二十六条　原告增加诉讼请求，被告提出反诉，第三人提出与本案有关的诉讼请求，可以合并审理。

第一百二十七条　法庭辩论按照下列顺序进行：

（一）原告及其诉讼代理人发言；

（二）被告及其诉讼代理人答辩；

（三）第三人及其诉讼代理人发言或者答辩；

（四）互相辩论。

法庭辩论终结，由审判长按照原告、被告、第三人的先后顺序征询各方最后意见。

第一百二十八条　法庭辩论终结，应当依法作出判决。判决前能够调解的，还可以进行调解，调解不成的，应当及时判决。

第一百二十九条　原告经传票传唤，无正当理由拒不到庭的，或者未经法庭许可中途退庭的，可以按撤诉处理；被告反诉的，可以缺席判决。

第一百三十条　被告经传票传唤，无正当理由拒不到庭的，或者未经法庭许可中途退庭的，可以缺席判决。

第一百三十一条　宣判前，原告申请撤诉的，是否准许，由人民法院裁定。

人民法院裁定不准许撤诉的，原告经传票传唤，无正当理由拒不到庭的，可以缺席判决。

第一百三十二条　有下列情形之一的，可以延期开庭审理：

（一）必须到庭的当事人和其他诉讼参与人有正当理由没有到庭的；

（二）当事人临时提出回避申请的；

（三）需要通知新的证人到庭，调取新的证据，重新鉴定、勘验，或者需要补充调查的；

（四）其他应当延期的情形。

第一百三十三条　书记员应当将法庭审理的全部活动记入笔录，由审判人员和书记员签名。

法庭笔录应当当庭宣读，也可以告知当事人和其他诉讼参与人当庭或者在五日内阅读。当事人和其他诉讼参与人认为对自己的陈述记录有遗漏或者差错的，有权申请补正。如果不予补正，应当将申请记录在案。

法庭笔录由当事人和其他诉讼参与人签名或者盖章。拒绝签名盖章的，记明情况附卷。

第一百三十四条　人民法院对公开审理或者不公开审理的案件，一律公开宣告判决。

当庭宣判的，应当在十日内发送判决书；定期宣判的，宣判后立即发给判决书。

宣告判决时，必须告知当事人上诉权利、上诉期限和上诉的法院。

宣告离婚判决，必须告知当事人在判决发生法律效力前不得另行结婚。

第一百三十五条　人民法院适用普通程序审理的案件，应当在立案之日起六个月内审结。有特殊情况需要延长的，由本院院长批准，可以延长六个月；还需要延长的，报请上级人民法院批准。

第四节　诉讼中止和终结

第一百三十六条　有下列情形之一的，中止诉讼：

（一）一方当事人死亡，需要等待继承人表明是否参加诉讼的；

（二）一方当事人丧失诉讼行为能力，尚未确定法定代理人的；

（三）作为一方当事人的法人或者其他组织终止，尚未确定权利义务承受人的；

（四）一方当事人因不可抗拒的事由，不能参加诉讼的；

（五）本案必须以另一案的审理结果为依据，而另一案尚未审结的；

（六）其他应当中止诉讼的情形。

中止诉讼的原因消除后，恢复诉讼。

第一百三十七条　有下列情形之一的，终结诉讼：

（一）原告死亡，没有继承人，或者继承人放弃诉讼权利的；

（二）被告死亡，没有遗产，也没有应当承担义务的人的；

（三）离婚案件一方当事人死亡的；

（四）追索赡养费、扶养费、抚育费以及解除收养关系案件的一方当事人死亡的。

第五节　判决和裁定

第一百三十八条　判决书应当写明：

（一）案由、诉讼请求、争议的事实和理由；

（二）判决认定的事实、理由和适用的法律依据；

（三）判决结果和诉讼费用的负担；

（四）上诉期间和上诉的法院。

判决书由审判人员、书记员署名，加盖人民法院印章。

第一百三十九条　人民法院审理案件，其中一部分事实已经清楚，可以就该部分先行判决。

第一百四十条　裁定适用于下列范围：

（一）不予受理；

（二）对管辖权有异议的；

（三）驳回起诉；

（四）财产保全和先予执行；

（五）准许或者不准许撤诉；

（六）中止或者终结诉讼；

（七）补正判决书中的笔误；

（八）中止或者终结执行；

（九）不予执行仲裁裁决；

（十）不予执行公证机关赋予强制执行效力的债权文书；

（十一）其他需要裁定解决的事项。

对前款第（一）、（二）、（三）项裁定，可以上诉。

裁定书由审判人员、书记员署名，加盖人民法院印章。口头裁定的，记入笔录。

第一百四十一条　最高人民法院的判决、裁定，以及依法不准上诉或者超过上诉期没有上诉的判决、裁定，是发生法律效力的判决、裁定。

第十三章　简易程序

第一百四十二条　基层人民法院和它派出的法庭审理事实清楚、权利义务关系明确、争议不大的简单的民事案件，适用本章规定。

第一百四十三条　对简单的民事案件，原告可以口头起诉。

当事人双方可以同时到基层人民法院或者它派出的法庭，请求解决纠纷。基层人民法院或者它派出的法庭可以当即审理，也可以另定日期审理。

第一百四十四条　基层人民法院和它派出的法庭审理简单的民事案件，可以用简便方式随时传唤当事人、证人。

第一百四十五条　简单的民事案件由审判员一人独任审理，并不受本法第一百二十二条、第一百二十四条、第一百二十七条规定的限制。

第一百四十六条　人民法院适用简易程序审理案件，应当在立案之日起三个月内审结。

第十四章　第二审程序

第一百四十七条　当事人不服地方人民法院第一审判决的，有权在判决书送达之日起十五日内向上一级人民法院提起上诉。

当事人不服地方人民法院第一审裁定的，有权在裁定书送达之日起十日内向上一级人民法院提起上诉。

第一百四十八条　上诉应当递交上诉状。上诉状的内容，应当包括当事人的姓名，法人的名称及其法定代表人的姓名或者其他组织的名称及其主要负责人的姓名；原审人民法院名称、案件的编号和案由；上诉的请求和理由。

第一百四十九条　上诉状应当通过原审人民法院提出，并按照对方当事人或者代表人的人数提出副本。

当事人直接向第二审人民法院上诉的，第二审人民法院应当在五日内将上诉状移交原审人民法院。

第一百五十条　原审人民法院收到上诉状，应当在五日内将上诉状副本送达对方当事人，对方当事人在收到之日起十五日内提出答辩状。人民法院应当在收到答辩状之日起五日内将副本送达上诉人。对方当事人不提出答辩状的，不影响人民法院审理。

原审人民法院收到上诉状、答辩状，应当在五日内连同全部案卷和证据，报送第二审人民法院。

第一百五十一条　第二审人民法院应当对上诉请求的有关事实和适用法律进行审查。

第一百五十二条　第二审人民法院对上诉案件，应当组成合议庭，开庭审理。经过阅卷和调查，询问当事人，在事实核对清楚后，合议庭认为不需要开庭审理的，也可以径行判决、裁定。

第二审人民法院审理上诉案件，可以在本院进行，也可以到案件发生地或者原审人民法院所在地进行。

第一百五十三条　第二审人民法院对上诉案件，经过审理，按照下列情形，分别处理：

（一）原判决认定事实清楚，适用法律正确的，判决驳回上诉，维持原判决；

（二）原判决适用法律错误的，依法改判；

（三）原判决认定事实错误，或者原判决认定事实不清，证据不足，裁定撤销原判决，发回原审人民法院重审，或者查清事实后改判；

（四）原判决违反法定程序，可能影响案件正确判决的，裁定撤销原判决，发回原审人民法院重审。

当事人对重审案件的判决、裁定，可以上诉。

第一百五十四条　第二审人民法院对不服第一审人民法院裁定的上诉案件的处理，一律使用裁定。

第一百五十五条　第二审人民法院审理上诉案件，可以进行调解。调解达成协议，应当制作调解书，由审判人员、书记员署名，加盖人民法院印章。调解书送达后，原审人民法院的判决即视为撤销。

第一百五十六条　第二审人民法院判决宣告前，上诉人申请撤回上诉的，是否准许，由第二审人民法院裁定。

第一百五十七条　第二审人民法院审理上诉案件，除依照本章规定外，适用第一审普通程序。

第一百五十八条　第二审人民法院的判决、裁定，是终审的判决、裁定。

第一百五十九条　人民法院审理对判决的上诉案件，应当在第二审立案之日起三个月内审结。有特殊情况需要延长的，由本院院长批准。

人民法院审理对裁定的上诉案件，应当在第二审立案之日起三十日内作出终审裁定。

第十五章　特别程序

第一节　一般规定

第一百六十条　人民法院审理选民资格案件、宣告失踪或者宣告死亡案件、认定公民无民事行为能力或者限制民事行为能力案件和认定财产无主案件，适用本章规定。本章没有规定的，适用本法和其他法律的有关规定。

第一百六十一条　依照本章程序审理的案件，实行一审终审。选民资格案件或者重大、疑难的案件，由审判员组成合议庭审理；其他案件由审判员一人独任审理。

第一百六十二条　人民法院在依照本章程序审理案件的过程中，发现本案属于民事权益争议的，应当裁定终结特别程序，并告知利害关系人可以另行起诉。

第一百六十三条　人民法院适用特别程序审理的案件，应当在立案之日起三十日内或者公告期满后三十日内审结。有特殊情况需要延长的，由本院院长批准。但审理选民资格的案件除外。

第二节　选民资格案件

第一百六十四条　公民不服选举委员会对选民资格的申诉所作的处理决定，可以在选举日的五日以前向选区所在地基层人民法院起诉。

第一百六十五条　人民法院受理选民资格案件后，必须在选举日前审结。

审理时，起诉人、选举委员会的代表和有关公民必须参加。

人民法院的判决书，应当在选举日前送达选举委员会和起诉人，并通知有关公民。

第三节　宣告失踪、宣告死亡案件

第一百六十六条　公民下落不明满二年，利害关系人申请宣告其失踪的，向下落不明人住所地基层人民法院提出。

申请书应当写明失踪的事实、时间和请求，并附有公安机关或者其他有关机关关于该公民下落不明的书面证明。

第一百六十七条　公民下落不明满四年，或者因意外事故下落不明满二年，或者因意外事故下落不明，经有关机关证明该公民不可能生存，利害关系人申请宣告其死亡的，向下落不明人住所地基层人民法院提出。

申请书应当写明下落不明的事实、时间和请求，并附有公安机关或者其他有关机关关于该公民下落不明的书面证明。

第一百六十八条　人民法院受理宣告失踪、宣告死亡案件后，应当发出寻找下落不明人的公告。宣告失踪的公告期间为三个月，宣告死亡的公告期间为一年。因意外事故下落不明，经有关机关证明该公民不可能生存的，宣告死亡的公告期间为三个月。

公告期间届满，人民法院应当根据被宣告失踪、宣告死亡的事实是否得到确认，作出宣告失踪、宣告死亡的判决或者驳回申请的判决。

第一百六十九条　被宣告失踪、宣告死亡的公民重新出现，经本人或者利害关系人申请，人民法院应当作出新判决，撤销原判决。

第四节　认定公民无民事行为能力、限制民事行为能力案件

第一百七十条　申请认定公民无民事行为能力或者限制民事行为能力，由其近亲属或者其他利害关系人向该公民住所地基层人民法院提出。

申请书应当写明该公民无民事行为能力或者限制民事行为能力的事实和根据。

第一百七十一条　人民法院受理申请后，必要时应当对被请求认定为无民事行为能力或者限制民事行为能力的公民进行鉴定。申请人已提供鉴定结论的，应当对鉴定结论进行审查。

第一百七十二条　人民法院审理认定公民无民事行为能力或者限制民事行为能力的案件，应当由该公民的近亲属为代理人，但申请人除外。近亲属互相推诿的，由人民法院指定其中一人为代理人。该公民健康情况许可的，还应当询问本人的意见。

人民法院经审理认定申请有事实根据的，判决该公民为无民事行为能力或者限制民事行为能力人；认定申请没有事实根据的，应当判决予以驳回。

第一百七十三条　人民法院根据被认定为无民事行为能力人、限制民事行为能力人或者他的监护人的申请，证实该公民无民事行为能力或者限制民事行为能力的原因已经消除的，应当作出新判决，撤销原判决。

第五节　认定财产无主案件

第一百七十四条　申请认定财产无主，由公民、法人或者其他组织向财产所在地基层人民法院提出。

申请书应当写明财产的种类、数量以及要求认定财产无主的根据。

第一百七十五条　人民法院受理申请后，经审查核实，应当发出财产认领公告。公告满一年无人认领的，判决认定财产无主，收归国家或者集体所有。

第一百七十六条　判决认定财产无主后，原财产所有人或者继承人出现，在民法通则规定的诉讼时效期间可以对财产提出请求，人民法院审查属实后，应当作出新判决，撤销原判决。

第十六章　审判监督程序

第一百七十七条　各级人民法院院长对本院已经发生法律效力的判决、裁定，发现确有错误，认为需要再审的，应当提交审判委员会讨论决定。

最高人民法院对地方各级人民法院已经发生法律效力的判决、裁定，上级人民法院对下级人民法院已经发生法律效力的判决、裁定，发现确有错误的，有权提审或者指令下级人民法院再审。

第一百七十八条　当事人对已经发生法律效力的判决、裁定，认为有错误的，可以向原审人民法院或者上一级人民法院申请再审，但不停止判决、裁定的执行。

第一百七十九条　当事人的申请符合下列情形之一的，人民法院应当再审：

（一）有新的证据，足以推翻原判决、裁定的；

（二）原判决、裁定认定事实的主要证据不足的；

（三）原判决、裁定适用法律确有错误的；

（四）人民法院违反法定程序，可能影响案件正确判决、裁定的；

（五）审判人员在审理该案件时有贪污受贿，徇私舞弊，枉法裁判行为的。

人民法院对不符合前款规定的申请，予以驳回。

第一百八十条　当事人对已经发生法律效力的调解书，提出证据证明调解违反自愿原则或者调解协议的内容违反法律的，可以申请再审。经人民法院审查属实的，应当再审。

第一百八十一条　当事人对已经发生法律效力的解除婚姻关系的判决，不得申

请再审。

第一百八十二条　当事人申请再审，应当在判决、裁定发生法律效力后二年内提出。

第一百八十三条　按照审判监督程序决定再审的案件，裁定中止原判决的执行。裁定由院长署名，加盖人民法院印章。

第一百八十四条　人民法院按照审判监督程序再审的案件，发生法律效力的判决、裁定是由第一审法院作出的，按照第一审程序审理，所作的判决、裁定，当事人可以上诉；发生法律效力的判决、裁定是由第二审法院作出的，按照第二审程序审理，所作的判决、裁定，是发生法律效力的判决、裁定；上级人民法院按照审判监督程序提审的，按照第二审程序审理，所作的判决、裁定是发生法律效力的判决、裁定。

人民法院审理再审案件，应当另行组成合议庭。

第一百八十五条　最高人民检察院对各级人民法院已经发生法律效力的判决、裁定，上级人民检察院对下级人民法院已经发生法律效力的判决、裁定，发现有下列情形之一的，应当按照审判监督程序提出抗诉：

（一）原判决、裁定认定事实的主要证据不足的；

（二）原判决、裁定适用法律确有错误的；

（三）人民法院违反法定程序，可能影响案件正确判决、裁定的；

（四）审判人员在审理该案件时有贪污受贿，徇私舞弊，枉法裁判行为的。

地方各级人民检察院对同级人民法院已经发生法律效力的判决、裁定，发现有前款规定情形之一的，应当提请上级人民检察院按照审判监督程序提出抗诉。

第一百八十六条　人民检察院提出抗诉的案件，人民法院应当再审。

第一百八十七条　人民检察院决定对人民法院的判决、裁定提出抗诉的，应当制作抗诉书。

第一百八十八条　人民检察院提出抗诉的案件，人民法院再审时，应当通知人民检察院派员出席法庭。

第十七章　督促程序

第一百八十九条　债权人请求债务人给付金钱、有价证券，符合下列条件的，可以向有管辖权的基层人民法院申请支付令：

（一）债权人与债务人没有其他债务纠纷的；

（二）支付令能够送达债务人的。

申请书应当写明请求给付金钱或者有价证券的数量和所根据的事实、证据。

第一百九十条　债权人提出申请后，人民法院应当在五日内通知债权人是否受理。

第一百九十一条　人民法院受理申请后，经审查债权人提供的事实、证据，对债权债务关系明确、合法的，应当在受理之日起十五日内向债务人发出支付令；申请不成立的，裁定予以驳回。

债务人应当自收到支付令之日起十五日内清偿债务，或者向人民法院提出书面异议。

债务人在前款规定的期间不提出异议又不履行支付令的，债权人可以向人民法院申请执行。

第一百九十二条　人民法院收到债务人提出的书面异议后，应当裁定终结督促程序，支付令自行失效，债权人可以起诉。

第十八章　公示催告程序

第一百九十三条　按照规定可以背书转让的票据持有人，因票据被盗、遗失或者灭失，可以向票据支付地的基层人民法院申请公示催告。依照法律规定可以申请公示催告的其他事项，适用本章规定。

申请人应当向人民法院递交申请书，写明票面金额、发票人、持票人、背书人等票据主要内容和申请的理由、事实。

第一百九十四条　人民法院决定受理申请，应当同时通知支付人停止支付，并在三日内发生公告，催促利害关系人申报权利。公示催告的期间，由人民法院根据情况决定，但不得少于六十日。

第一百九十五条　支付人收到人民法院停止支付的通知，应当停止支付，至公示催告程序终结。

公示催告期间，转让票据权利的行为无效。

第一百九十六条　利害关系人应当在公示催告期间向人民法院申报。

人民法院收到利害关系人的申报后，应当裁定终结公示催告程序，并通知申请人和支付人。

申请人或者申报人可以向人民法院起诉。

第一百九十七条　没有人申报的，人民法院应当根据申请人的申请，作出判决，宣告票据无效。判决应当公告，并通知支付人。自判决公告之日起，申请人有权向支付人请求支付。

第一百九十八条　利害关系人因正当理由不能在判决前向人民法院申报的，自知道或者应当知道判决公告之日起一年内，可以向作出判决的人民法院起诉。

第十九章　企业法人破产还债程序

第一百九十九条　企业法人因严重亏损，无力清偿到期债务，债权人可以向人民法院申请宣告债务人破产还债，债务人也可以向人民法院申请宣告破产还债。

第二百条　人民法院裁定宣告进入破产还债程序后，应当在十日内通知债务人和已知的债权人，并发出公告。

债权人应当在收到通知后三十日内，未收到通知的债权人应当自公告之日起三个月内，向人民法院申报债权。逾期未申报债权的，视为放弃债权。

债权人可以组成债权人会议，讨论通过破产财产的处理和分配方案或者和解协议。

第二百零一条　人民法院可以组织有关机关和有关人员成立清算组织。清算组织负责破产财产的保管、清理、估价、处理和分配。清算组织可以依法进行必要的民事活动。

清算组织对人民法院负责并报告工作。

第二百零二条　企业法人与债权人会议达成和解协议的，经人民法院认可后，由人民法院发布公告，中止破产还债程序。和解协议自公告之日起具有法律效力。

第二百零三条　已作为银行贷款等债权的抵押物或者其他担保物的财产，银行和其他债权人享有就该抵押物或者其他担保物优先受偿的权利。抵押物或者其他担保物的价款超过其所担保的债务数额的，超过部分属于破产还债的财产。

第二百零四条　破产财产优先拨付破产费用后，按照下列顺序清偿：

（一）破产企业所欠职工工资和劳动保险费用；

（二）破产企业所欠税款；

（三）破产债权。

破产财产不足清偿同一顺序的清偿要求的，按照比例分配。

第二百零五条　企业法人破产还债，由该企业法人住所地的人民法院管辖。

第二百零六条　全民所有制企业的破产还债程序适用中华人民共和国企业破产法的规定。

不是法人的企业、个体工商户、农村承包经营户、个人合伙，不适用本章规定。

第三编　执行程序

第二十章　一般程序

第二百零七条　发生法律效力的民事判决、裁定，以及刑事判决、裁定中的财产部分，由第一审人民法院执行。

法律规定由人民法院执行的其他法律文书，由被执行人住所地或者被执行的财产所在地人民法院执行。

第二百零八条　执行过程中，案外人对执行标的提出异议的，执行员应当按照法定程序进行审查。理由不成立的，予以驳回；理由成立的，由院长批准中止执行。如果发现判决、裁定确有错误，按照审判监督程序处理。

第二百零九条　执行工作由执行员进行。

采取强制执行措施时，执行员应当出示证件。执行完毕后，应当将执行情况制作笔录，由在场的有关人员签名或者盖章。

基层人民法院、中级人民法院根据需要，可以设立执行机构。执行机构的职责由最高人民法院规定。

第二百一十条　被执行人或者被执行的财产在外地的，可以委托当地人民法院代为执行。受委托人民法院收到委托函件后，必须在十五日内开始执行，不得拒绝。执行完毕后，应当将执行结果及时函复委托人民法院；在三十日内如果还未执行完毕，也应当将执行情况函告委托人民法院。

受委托人民法院自收到委托函件之日起十五日内不执行的，委托人民法院可以请求受委托人民法院的上级人民法院指令受委托人民法院执行。

第二百一十一条　在执行中，双方当事人自行和解达成协议的，执行员应当将协议内容记入笔录，由双方当事人签名或者盖章。

一方当事人不履行和解协议的，人民法院可以根据对方当事人的申请，恢复对原生效法律文书的执行。

第二百一十二条　在执行中，被执行人向人民法院提供担保，并经申请执行人同意的，人民法院可以决定暂缓执行及暂缓执行的期限。被执行人逾期仍不履行的，人民法院有权执行被执行人的担保财产或者担保人的财产。

第二百一十三条　作为被执行人的公民死亡的，以其遗产偿还债务。作为被执行人的法人或者其他组织终止的，由其权利义务承受人履行义务。

第二百一十四条　执行完毕后，据以执行的判决、裁定和其他法律文书确有错误，被人民法院撤销的，对已被执行的财产，人民法院应当作出裁定，责令取得财产的人返还；拒不返还的，强制执行。

第二百一十五条　人民法院制作的调解书的执行，适用本编的规定。

第二十一章　执行的申请和移送

第二百一十六条　发生法律效力的民事判决、裁定，当事人必须履行。一方拒绝履行的，对方当事人可以向人民法院申请执行，也可以由审判员移送执行员执行。

调解书和其他应当由人民法院执行的法律文书，当事人必须履行。一方拒绝履行的，对方当事人可以向人民法院申请执行。

第二百一十七条　对依法设立的仲裁机构的裁决，一方当事人不履行的，对方当事人可以向有管辖权的人民法院申请执行。受申请的人民法院应当执行。

被申请人提出证据证明仲裁裁决有下列情形之一的，经人民法院组成合议庭审查核实，裁定不予执行：

（一）当事人在合同中没有订有仲裁条款或者事后没有达成书面仲裁协议的；

（二）裁决的事项不属于仲裁协议的范围或者仲裁机构无权仲裁的；

（三）仲裁庭的组成或者仲裁的程序违反法定程序的；

（四）认定事实的主要证据不足的；

（五）适用法律确有错误的；

（六）仲裁员在仲裁该案时有贪污受贿，徇私舞弊，枉法裁决行为的。

人民法院认定执行该裁决违背社会公共利益的，裁定不予执行。

裁定书应当送达双方当事人和仲裁机构。

仲裁裁决被人民法院裁定不予执行的，当事人可以根据双方达成的书面仲裁协议重新申请仲裁，也可以向人民法院起诉。

第二百一十八条　对公证机关依法赋予强制执行效力的债权文书，一方当事人不履行的，对方当事人可以向有管辖权的人民法院申请执行，受申请的人民法院应当执行。

公证债权文书确有错误的，人民法院裁定不予执行，并将裁定书送达双方当事人和公证机关。

第二百一十九条　申请执行的期限，双方或者一方当事人是公民的为一年，双方是法人或者其他组织的为六个月。

前款规定的期限，从法律文书规定履行期间的最后一日起计算；法律文书规定

分期履行的，从规定的每次履行期间的最后一日起计算。

第二百二十条　执行员接到申请执行书或者移交执行书，应当向被执行人发出执行通知，责令其在指定的期间履行，逾期不履行的，强制执行。

第二十二章　执行措施

第二百二十一条　被执行人未按执行通知履行法律文书确定的义务，人民法院有权向银行、信用合作社和其他有储蓄业务的单位查询被执行人的存款情况，有权冻结、划拨被执行人的存款，但查询、冻结、划拨存款不得超出被执行人应当履行义务的范围。

人民法院决定冻结、划拨存款，应当作出裁定，并发出协助执行通知书，银行、信用合作社和其他有储蓄业务的单位必须办理。

第二百二十二条　被执行人未按执行通知履行法律文书确定的义务，人民法院有权扣留、提取被执行人应当履行义务部分的收入。但应当保留被执行人及其所扶养家属的生活必需费用。

人民法院扣留、提取收入时，应当作出裁定，并发出协助执行通知书，被执行人所在单位、银行、信用合作社和其他有储蓄业务的单位必须办理。

第二百二十三条　被执行人未按执行通知履行法律文书确定的义务，人民法院有权查封、扣押、冻结、拍卖、变卖被执行人应当履行义务部分的财产。但应当保留被执行人及其所扶养家属的生活必需品。

采取前款措施，人民法院应当作出裁定。

第二百二十四条　人民法院查封、扣押财产时，被执行人是公民的，应当通知被执行人或者他的成年家属到场；被执行人是法人或者其他组织的，应当通知其法定代表人或者主要负责人到场。拒不到场的，不影响执行。被执行人是公民的，其工作单位或者财产所在地的基层组织应当派人参加。

对被查封、扣押的财产，执行员必须造具清单，由在场人签名或者盖章后，交被执行人一份。被执行人是公民的，也可以交他的成年家属一份。

第二百二十五条　被查封的财产，执行员可以指定被执行人负责保管。因被执行人的过错造成的损失，由被执行人承担。

第二百二十六条　财产被查封、扣押后，执行员应当责令被执行人在指定期间履行法律文书确定的义务。被执行人逾期不履行的，人民法院可以按照规定交有关单位拍卖或者变卖被查封、扣押的财产。国家禁止自由买卖的物品，交有关单位按照国家规定的价格收购。

第二百二十七条　被执行人不履行法律文书确定的义务，并隐匿财产的，人民法院有权发出搜查令，对被执行人及其住所或者财产隐匿地进行搜查。

采取前款措施，由院长签发搜查令。

第二百二十八条　法律文书指定交付的财物或者票证，由执行员传唤双方当事人当面交付，或者由执行员转交，并由被交付人签收。

有关单位持有该项财物或者票证的，应当根据人民法院的协助执行通知书转交，并由被交付人签收。

有关公民持有该项财物或者票证的，人民法院通知其交出。拒不交出的，强制

执行。

第二百二十九条 强制迁出房屋或者强制退出土地，由院长签发公告，责令被执行人在指定期间履行。被执行人逾期不履行的，由执行员强制执行。

强制执行时，被执行人是公民的，应当通知被执行人或者他的成年家属到场；被执行人是法人或者其他组织的，应当通知其法定代表人或者主要负责人到场。拒不到场的，不影响执行。被执行人是公民的，其工作单位或者房屋、土地所在地的基层组织应当派人参加。执行员应当将强制执行情况记入笔录，由在场人签名或者盖章。

强制迁出房屋被搬出的财物，由人民法院派人运至指定处所，交给被执行人。被执行人是公民的，也可以交给他的成年家属。因拒绝接收而造成的损失，由被执行人承担。

第二百三十条 在执行中，需要办理有关财产权证照转移手续的，人民法院可以向有关单位发出协助执行通知书，有关单位必须办理。

第二百三十一条 对判决、裁定和其他法律文书指定的行为，被执行人未按执行通知履行的，人民法院可以强制执行或者委托有关单位或者其他人完成，费用由被执行人承担。

第二百三十二条 被执行人未按判决、裁定和其他法律文书指定的期间履行给付金钱义务的，应当加倍支付迟延履行期间的债务利息。被执行人未按判决、裁定和其他法律文书指定的期间履行其他义务的，应当支付迟延履行金。

第二百三十三条 人民法院采取本法第二百二十一条、第二百二十二条、第二百二十三条规定的执行措施后，被执行人仍不能偿还债务的，应当继续履行义务。债权人发现被执行人有其他财产的，可以随时请求人民法院执行。

第二十三章 执行中止和终结

第二百三十四条 有下列情形之一的，人民法院应当裁定中止执行：

（一）申请人表示可以延期执行的；

（二）案外人对执行标的提出确有理由的异议的；

（三）作为一方当事人的公民死亡，需要等待继承人继承权利或者承担义务的；

（四）作为一方当事人的法人或者其他组织终止，尚未确定权利义务承受人的；

（五）人民法院认为应当中止执行的其他情形。

中止的情形消失后，恢复执行。

第二百三十五条 有下列情形之一的，人民法院裁定终结执行：

（一）申请人撤销申请的；

（二）据以执行的法律文书被撤销的；

（三）作为被执行人的公民死亡，无遗产可供执行，又无义务承担人的；

（四）追索赡养费、扶养费、抚育费案件的权利人死亡的；

（五）作为被执行人的公民因生活困难无力偿还借款，无收入来源，又丧失劳动能力的；

（六）人民法院认为应当终结执行的其他情形。

第二百三十六条　中止和终结执行的裁定，送达当事人后立即生效。

第四编　涉外民事诉讼程序的特别规定

第二十四章　一般原则

第二百三十七条　在中华人民共和国领域内进行涉外民事诉讼，适用本编规定。本编没有规定的，适用本法其他有关规定。

第二百三十八条　中华人民共和国缔结或者参加的国际条约同本法有不同规定的，适用该国际条约的规定，但中华人民共和国声明保留的条款除外。

第二百三十九条　对享有外交特权与豁免的外国人、外国组织或者国际组织提起的民事诉讼，应当依照中华人民共和国有关法律和中华人民共和国缔结或者参加的国际条约的规定办理。

第二百四十条　人民法院审理涉外民事案件，应当使用中华人民共和国通用的语言、文字。当事人要求提供翻译的，可以提供，费用由当事人承担。

第二百四十一条　外国人、无国籍人、外国企业和组织在人民法院起诉、应诉，需要委托律师代理诉讼的，必须委托中华人民共和国的律师。

第二百四十二条　在中华人民共和国领域内没有住所的外国人、无国籍人、外国企业和组织委托中华人民共和国律师或者其他人代理诉讼，从中华人民共和国领域外寄交或者托交的授权委托书，应当经所在国公证机关证明，并经中华人民共和国驻该国使领馆认证，或者履行中华人民共和国与该所在国订立的有关条约中规定的证明手续后，才具有效力。

第二十五章　管辖

第二百四十三条　因合同纠纷或者其他财产权益纠纷，对在中华人民共和国领域内没有住所的被告提起的诉讼，如果合同在中华人民共和国领域内签订或者履行，或者诉讼标的物在中华人民共和国领域内，或者被告在中华人民共和国领域内有可供扣押的财产，或者被告在中华人民共和国领域内设有代表机构，可以由合同签订地、合同履行地、诉讼标的物所在地、可供扣押财产所在地、侵权行为地或者代表机构住所地人民法院管辖。

第二百四十四条　涉外合同或者涉外财产权益纠纷的当事人，可以用书面协议选择与争议有实际联系的地点的法院管辖。选择中华人民共和国人民法院管辖的，不得违反本法关于级别管辖和专属管辖的规定。

第二百四十五条　涉外民事诉讼的被告对人民法院管辖不提出异议，并应诉答辩的，视为承认该人民法院为有管辖权的法院。

第二百四十六条　因在中华人民共和国履行中外合资经营企业合同、中外合作经营企业合同、中外合作勘探开发自然资源合同发生纠纷提起的诉讼，由中华人民共和国人民法院管辖。

第二十六章　送达、期间

第二百四十七条　人民法院对在中华人民共和国领域内没有住所的当事人送达诉讼文书，可以采用下列方式：

（一）依照受送达人所在国与中华人民共和国缔结或者共同参加的国际条约中规定的方式送达；

（二）通过外交途径送达；

（三）对具有中华人民共和国国籍的受送达人，可以委托中华人民共和国驻受送达人所在国的使领馆代为送达；

（四）向受送达人委托的有权代其接受送达的诉讼代理人送达；

（五）向受送达人在中华人民共和国领域内设立的代表机构或者有权接受送达的分支机构、业务代办人送达；

（六）受送达人所在国的法律允许邮寄送达的，可以邮寄送达，自邮寄之日起满六个月，送达回证没有退回，但根据各种情况足以认定已经送达的，期间届满之日视为送达；

（七）不能用上述方式送达的，公告送达，自公告之日起满六个月，即视为送达。

第二百四十八条　被告在中华人民共和国领域内没有住所的，人民法院应当将起诉状副本送达被告，并通知被告在收到起诉状副本后三十日内提出答辩状。被告申请延期的，是否准许，由人民法院决定。

第二百四十九条　在中华人民共和国领域内没有住所的当事人，不服第一审人民法院判决、裁定的，有权在判决书、裁定书送达之日起三十日内提起上诉。被上诉人在收到上诉状副本后，应当在三十日内提出答辩状。当事人不能在法定期间提起上诉或者提出答辩状，申请延期的，是否准许，由人民法院决定。

第二百五十条　人民法院审理涉外民事案件的期间，不受本法第一百三十五条、第一百五十九条规定的限制。

第二十七章　财产保全

第二百五十一条　当事人依照本法第九十二条的规定可以向人民法院申请财产保全。

利害关系人依照本法第九十三条的规定可以在起诉前向人民法院申请财产保全。

第二百五十二条　人民法院裁定准许诉前财产保全后，申请人应当在三十日内提起诉讼。逾期不起诉的，人民法院应当解除财产保全。

第二百五十三条　人民法院裁定准许财产保全后，被申请人提供担保的，人民法院应当解除财产保全。

第二百五十四条　申请有错误的，申请人应当赔偿被申请人因财产保全所遭受的损失。

第二百五十五条　人民法院决定保全的财产需要监督的，应当通知有关单位负责监督，费用由被申请人承担。

第二百五十六条　人民法院解除保全的命令由执行员执行。

第二十八章　仲裁

第二百五十七条　涉外经济贸易、运输和海事中发生的纠纷，当事人在合同中订有仲裁条款或者事后达成书面仲裁协议，提交中华人民共和国涉外仲裁机构或者其他仲裁机构仲裁的，当事人不得向人民法院起诉。

当事人在合同中没有订有仲裁条款或者事后没有达成书面仲裁协议的，可以向人民法院起诉。

第二百五十八条　当事人申请采取财产保全的，中华人民共和国的涉外仲裁机构应当将当事人的申请，提交被申请人住所地或者财产所在地的中级人民法院裁定。

第二百五十九条　经中华人民共和国涉外仲裁机构裁决的，当事人不得向人民法院起诉。一方当事人不履行仲裁裁决的，对方当事人可以向被申请人住所地或者财产所在地的中级人民法院申请执行。

第二百六十条　对中华人民共和国涉外仲裁机构作出的裁决，被申请人提出证据证明仲裁裁决有下列情形之一的，经人民法院组成合议庭审查核实，裁定不予执行：

（一）当事人在合同中没有订有仲裁条款或者事后没有达成书面仲裁协议的；

（二）被申请人没有得到指定仲裁员或者进行仲裁程序的通知，或者由于其他不属于被申请人负责的原因未能陈述意见的；

（三）仲裁庭的组成或者仲裁的程序与仲裁规则不符的；

（四）裁决的事项不属于仲裁协议的范围或者仲裁机构无权仲裁的。

人民法院认定执行该裁决违背社会公共利益的，裁定不予执行。

第二百六十一条　仲裁裁决被人民法院裁定不予执行的，当事人可以根据双方达成的书面仲裁协议重新申请仲裁，也可以向人民法院起诉。

第二十九章　司法协助

第二百六十二条　根据中华人民共和国缔结或者参加的国际条约，或者按照互惠原则，人民法院和外国法院可以相互请求，代为送达文书、调查取证以及进行其他诉讼行为。

外国法院请求协助的事项有损于中华人民共和国的主权、安全或者社会公共利益的，人民法院不予执行。

第二百六十三条　请求和提供司法协助，应当依照中华人民共和国缔结或者参加的国际条约所规定的途径进行；没有条约关系的，通过外交途径进行。

外国驻中华人民共和国的使领馆可以向该国公民送达文书和调查取证，但不得违反中华人民共和国的法律，并不得采取强制措施。

除前款规定的情况外，未经中华人民共和国主管机关准许，任何外国机关或者个人不得在中华人民共和国领域内送达文书、调查取证。

第二百六十四条　外国法院请求人民法院提供司法协助的请求书及其所附文

件，应当附有中文译本或者国际条约规定的其他文字文本。

人民法院请求外国法院提供司法协助的请求书及其所附文件，应当附有该国文字译本或者国际条约规定的其他文字文本。

第二百六十五条　人民法院提供司法协助，依照中华人民共和国法律规定的程序进行。外国法院请求采用特殊方式的，也可以按照其请求的特殊方式进行，但请求采用的特殊方式不得违反中华人民共和国法律。

第二百六十六条　人民法院作出的发生法律效力的判决、裁定，如果被执行人或者其财产不在中华人民共和国领域内，当事人请求执行的，可以由当事人直接向有管辖权的外国法院申请承认和执行，也可以由人民法院依照中华人民共和国缔结或者参加的国际条约的规定，或者按照互惠原则，请求外国法院承认和执行。

中华人民共和国涉外仲裁机构作出的发生法律效力的仲裁裁决，当事人请求执行的，如果被执行人或者其财产不在中华人民共和国领域内，应当由当事人直接向有管辖权的外国法院申请承认和执行。

第二百六十七条　外国法院作出的发生法律效力的判决、裁定，需要中华人民共和国人民法院承认和执行的，可以由当事人直接向中华人民共和国有管辖权的中级人民法院申请承认和执行，也可以由外国法院依照该国与中华人民共和国缔结或者参加的国际条约的规定，或者按照互惠原则，请求人民法院承认和执行。

第二百六十八条　人民法院对申请或者请求承认和执行的外国法院作出的发生法律效力的判决、裁定，依照中华人民共和国缔结或者参加的国际条约，或者按照互惠原则进行审查后，认为不违反中华人民共和国法律的基本原则或者国家主权、安全、社会公共利益的，裁定承认其效力，需要执行的，发出执行令，依照本法的有关规定执行。违反中华人民共和国法律的基本原则或者国家主权、安全、社会公共利益的，不予承认和执行。

第二百六十九条　国外仲裁机构的裁决，需要中华人民共和国人民法院承认和执行的，应当由当事人直接向被执行人住所地或者其财产所在地的中级人民法院申请，人民法院应当依照中华人民共和国缔结或者参加的国际条约，或者按照互惠原则办理。

第二百七十条　本法自公布之日起施行，《中华人民共和国民事诉讼法（试行）》同时废止。

PRC, Civil Procedure Law

(Adopted at the 4th Session of the 7th National People's Congress, promulgated on 9 April 1991 and effective as of the date of promulgation.)

Table of Contents

PART NINE: PRESERVATION OF PROPERTY AND PRELIMINARY EXECUTION

PART TEN: COMPULSORY MEASURES AGAINST OBSTRUCTION OF CIVIL ACTIONS

PART ELEVEN: COURT COSTS

DIVISION TWO: TRIAL PROCEDURE

PART TWELVE: ORDINARY PROCEDURE AT FIRST INSTANCE

Section One: Institution and Acceptance of Actions

Section Two: Pretrial Preparations

Section Three: Trial in Court

Section Four: Suspension and Conclusion of Actions

Section Five: Judgment and Rulings

PART THIRTEEN: SUMMARY PROCEDURE

PART FOURTEEN: PROCEDURE AT SECOND INSTANCE

PART FIFTEEN: SPECIAL PROCEDURE

Section One: General Provisions

Section Two: Cases Concerning Voter Qualifications

Section Three: Cases Concerning the Declaration of a Person as Missing or Dead

Section Four: Cases Concerning the Determination of a Citizen as Having No Capacity for Civil Acts or as Having Limited Capacity for Civil Acts

Section Five: Cases Concerning the Determination of Property as Ownerless

PART SIXTEEN: PROCEDURE FOR ADJUDICATION SUPERVISION

PART SEVENTEEN: PROCEDURE FOR THE RECOVERY OF DEBTS

PART EIGHTEEN: PROCEDURE FOR PUBLIC INVITATION TO ASSERT CLAIMS

DIVISION ONE: GENERAL PROVISIONS

PART ONE: PURPOSE, SCOPE OF APPLICATION AND BASIC PRINCIPLES

Article 1: The *PRC, Civil Procedure Law* is formulated on the basis of the Constitution, in the light of the experiences and actual circumstances of China in adjudicating civil cases.

Article 2: The purpose of the *PRC, Civil Procedure Law* is to protect the exercise by the parties of their procedural rights, to ensure that the people's courts ascertain the facts, to distinguish right from wrong, to apply the law correctly, to try civil cases promptly, to affirm civil rights and obligations, to impose sanctions for civil offences, to protect the lawful rights and interests of the parties, to educate citizens to observe the law conscientiously, to maintain the social and economic order and to safeguard the smooth progress of socialist construction.

Article 3: The Law shall apply to civil actions heard by people's courts involving relationships concerning property and personal relationships between citizens, between legal persons or between other organizations, and among citizens, legal persons and other organizations.

Article 4: All those who are engaged in civil actions within the territory of the People's Republic of China must abide by this Law.

Article 5: Foreign nationals, stateless persons and foreign enterprises and organizations that institute or respond to proceedings in a people's court shall have the same procedural rights and obligations as citizens, legal persons and other organizations of the People's Republic of China.

If the courts of a foreign country impose restrictions on the civil procedural rights of citizens, legal persons and other organizations of the People's Republic of China, the people's courts of the People's Republic of China shall implement the principle of reciprocity regarding the civil procedural rights of citizens, enterprises and organizations of such foreign country.

Article 6: Jurisdiction over civil cases shall be exercised by the people's courts.

A people's court shall try civil cases independently in accordance with the law, and shall not be subject to interference by any administrative authority, social organization or individual.

Article 7: In trying civil cases, a people's court must take the facts as the basis and the law as the standard.

Article 8: The parties to a civil action shall have equal procedural rights. In trying civil cases, a people's court shall safeguard and facilitate the exercise by the parties of their procedural rights, and shall treat the parties equally in the application of law.

Article 9: In trying civil cases, a people's court shall carry out mediation in accordance with the principles of voluntary participation and lawfulness; if mediation fails, a judgment shall be made forthwith.

Article 10: In trying civil cases, a people's court shall, in accordance with the law, implement a system whereby trial is conducted publicly by collegiate bench, adjudication personnel may be challenged, and the judgment at second instance is final.

Article 11: Citizens of all ethnic groups shall have the right to use the spoken and written languages of their own ethnic groups during civil proceedings.

In areas inhabited by relatively large numbers of a minority ethnic group or by several minority ethnic groups, the people's courts shall conduct hearings and issue legal documents in the spoken and written languages commonly used by the local ethnic groups.

The people's courts shall provide interpretation and translation for those participants in an action who are not familiar with the spoken or written languages commonly used by the local ethnic groups.

Article 12: In the trial of civil cases by people's courts, the parties shall have the right to present an argument.

Article 13: The parties shall have the right, within the scope stipulated by the law, to decide matters concerning their own civil and procedural rights.

Article 14: The people's procuratorates shall have the right to exercise legal supervision over civil trials.

Article 15: If the rights and interests of the State, a collective or an individual are violated, government authorities, social organizations, enterprises and institutions may support the injured work unit or individual to institute proceedings in the people's court.

Article 16: People's mediation committees, under the guidance of the basic-level people's governments and the basic-level people's courts, shall be the organizations within the general population that mediate disputes among the people.

A people's mediation committee shall mediate in accordance with the provisions of law and on the basis of the principle of voluntary participation. The parties shall carry out the agreement reached upon mediation. If any party does not wish to enter into mediation, or if mediation has failed, or if any party repudiates the mediation agreement, an action may be instituted in the people's court.

If a people's mediation committee violates the law in mediating civil disputes, the people's court shall correct such violation.

Article 17: The people's congresses of the autonomous regions of the ethnic groups may formulate flexible or supplementary provisions in accordance with the principles of the Constitution and this Law, and in the light of the specific circumstances of local ethnic groups. Such provisions made by an autonomous region shall be submitted to the Standing Committee of the National People's Congress for approval. Provisions made by autonomous prefectures and autonomous counties shall be submitted to the standing committee of the people's congresses of the respective provinces or autonomous regions for approval, and shall be recorded with the Standing Committee of the National People's Congress.

PART TWO: JURISDICTION

Section One: Levels of Jurisdiction

Article 18: Except where otherwise stipulated in this Law, basic-level people's courts shall have jurisdiction as courts of first instance over all civil cases.

Article 19: Intermediate people's courts shall have jurisdiction as courts of first instance over the following types of civil cases:

1. major cases involving foreign parties;
2. cases with significant impact in the areas over which the courts exercise jurisdiction; and

3. cases determined by the Supreme People's Court to come under the jurisdiction of the intermediate people's courts.

Article 20: Higher people's courts shall have jurisdiction as courts of first instance over civil cases with significant impact in the areas over which they exercise jurisdiction.
Article 21: The Supreme People's Court shall have jurisdiction as the court of first instance over the following types of civil cases:

1. cases with significant impact on the whole country; and
2. cases that the Supreme People's Court deems it should try itself.

Section Two: Territorial Jurisdiction
Article 22: A civil action instituted against a citizen shall come under the jurisdiction of the people's court in the place where the defendant is domiciled; if the defendant's place of domicile is different from the place of his habitual residence, the people's court in the place of his habitual residence shall have jurisdiction.
A civil action instituted against a legal person or any other organization shall come under the jurisdiction of the people's court in the place where the defendant is domiciled.
If the places of domicile or habitual residence of several defendants in the same lawsuit come under the jurisdiction of two or more people's courts, all of those people's courts shall have jurisdiction.
Article 23: The following civil actions shall come under the jurisdiction of the people's court of the place where the plaintiff is domiciled; if the plaintiff's place of domicile is different from the place of his habitual residence, the people's court in the place of his habitual residence shall have jurisdiction:

1. actions concerning personal relationships instituted against persons not residing within the territory of the People's Republic of China;
2. actions concerning the personal relationships instituted against whose persons whereabouts are unknown or who have been declared missing;
3. actions instituted against persons who are undergoing rehabilitation through labour; and
4. actions instituted against persons who are imprisoned.

Article 24: An action involving a contractual dispute shall come under the jurisdiction of the people's court of the place where the defendant is domiciled or where the contract is performed.
Article 25: The parties to a contract may agree in the written contract to choose the people's court of the place where the defendant is domiciled, where the contract is performed, where the contract is signed, where the

plaintiff is domiciled or where the subject matter of the contract is located to be the competent court, provided that the provisions of this Law regarding the level of jurisdiction and exclusive jurisdiction shall not be violated.

Article 26: An action involving a dispute over an insurance contract shall come under the jurisdiction of the people's court of the place where the defendant is domiciled or where the insured object is located.

Article 27: An action involving a negotiable instrument shall come under the jurisdiction of the people's court of the place where payment on the instrument is made or where the defendant is domiciled.

Article 28: An action involving a dispute over a contract for railway, highway, water, or air transportation or combined transportation shall come under the jurisdiction of the people's court of the place of departure or place of destination or of the place where the defendant is domiciled.

Article 29: An action involving a tort shall come under the jurisdiction of the people's court of the place where the tort was committed or where the defendant is domiciled.

Article 30: An action involving a claim for damages arising from a railway, highway, water or aviation accident shall come under the jurisdiction of the people's court of the place where the accident took place, or where the vehicle or vessel first arrived, or where the aircraft first landed, or of the place where the defendant is domiciled.

Article 31: An action involving a claim for damages arising from a collision of vessels or other maritime accident shall come under the jurisdiction of the people's court of the place where the collision took place, or where the vessel collided with first docked, or where the vessel at fault was detained, or where the defendant is domiciled.

Article 32: An action involving maritime salvage expenses shall come under the jurisdiction of the people's court of the place of salvage or of the place where the salvaged ship first docked.

Article 33: An action involving general average shall come under the jurisdiction of the people's court of the place where the ship first docked, or where the general average was adjusted, or where the voyage ended.

Article 34: The following cases shall come under the exclusive jurisdiction of the people's courts specified in this Article:

1. an action involving a dispute over immovable property shall come under the jurisdiction of the people's court of the place where the immovable property is located;
2. an action involving a dispute arising from port operations shall come under the jurisdiction of the people's court of the place where the port is located; and
3. an action involving a dispute over an inheritance shall come under the jurisdiction of the people's court of the place of domicile of the

person whose property is inherited or where the major portion of the estate is located.

Article 35: When two or more people's courts have jurisdiction over an action, the plaintiff may institute his action in one of those people's courts; if the plaintiff institutes the action in two or more competent people's courts, the people's court that first puts the case on its trial docket shall have jurisdiction.

Section Three: Referral and Designation of Jurisdiction

Article 36: If a people's court discovers that a case it has accepted is not within its jurisdiction, it shall refer the case to the competent people's court, which shall accept the case. If a people's court to which a case is referred considers that the case does not come under its jurisdiction in accordance with regulations, it shall report to the people's court one level higher for designation of jurisdiction and shall not further refer the case on its own authority.

Article 37: If a competent people's court is unable to exercise jurisdiction due to special reasons, the people's court one level higher shall designate jurisdiction.

A dispute over jurisdiction between people's courts shall be resolved by the disputing courts through consultation. If the dispute cannot be resolved through consultation, it shall be submitted to the people's court that is the mutual superior people's court of the disputing courts for a decision concerning jurisdiction.

Article 38: If a party objects to the jurisdiction over a case after its acceptance by a people's court, the party shall raise the objection during the time limit for filing the statement of defence. The people's court shall examine such objection. If the objection is tenable, the people's court shall rule that the case be referred to the competent people's court; if the objection is untenable, it shall be overruled.

Article 39: People's courts at higher levels shall have the authority to try civil cases over which people's courts at lower levels have jurisdiction as courts of first instance; they may also assign civil cases over which they have jurisdiction as courts of first instance to people's courts at lower levels for trial.

If a people's court at a lower level deems it necessary for a civil case of first instance under its jurisdiction to be tried by a people's court at a higher level, it may request that such people's court try the case.

PART THREE: ORGANIZATION OF TRIAL AND ADJUDICATION

Article 40: When trying a civil case of first instance, a people's court shall form a collegiate bench consisting of both judges and assessors[1] or of judges alone. A collegiate bench must have an odd number of members.

Civil cases to which summary procedure is applied shall be tried by a single judge.

When performing their duties as assessors, the assessors shall have the same powers and obligations as the judges.

Article 41: When trying a civil case at second instance, a people's court shall form a collegiate bench of judges. The collegiate bench must have an odd number of members.

When trying a case remanded for retrial, the people's court that originally tried the case shall form a new collegiate bench in accordance with the procedure at first instance.

If a case to be retried was originally tried at first instance, a new collegiate bench shall be formed in accordance with the procedure at first instance; if the case was originally tried at second instance or was removed to a people's court at a higher level for trial, a new collegiate bench shall be formed in accordance with the procedure at second instance.

Article 42: The court president or the division head shall designate a judge to serve as the presiding judge of the collegiate bench; if the court president or the division head participates in the trial and adjudication, he shall serve as the presiding judge.

Article 43: When deliberating over a case, a collegiate bench shall observe the principle by which the minority shall defer to the majority. The deliberations shall be recorded in writing, and the transcript shall be signed by the members of the collegiate bench. Dissenting opinions in the deliberations must be faithfully recorded in the transcript.

Article 44: Adjudication personnel shall handle cases impartially and in accordance with the law.

Adjudication personnel may not accept invitations to meals or gifts from the parties or their agents *ad litem.*

If any adjudication personnel commits embezzlement, accepts bribes, practises graft or makes a judgment that perverts the law, their legal liability shall be investigated; if a criminal offence is constituted, such personnel shall be prosecuted in accordance with the law.

PART FOUR: CHALLENGE AND WITHDRAWAL

Article 45: In any one of the following circumstances, a member of the adjudication personnel must withdraw, and a party shall also have the right to challenge him orally or in writing:

1. he is a party or a close relative of a party or a close relative of an agent *ad litem*;
2. he has an interest in the case; or
3. he has some other relationship with a party that may influence the impartial handling of the case.

The provisions of the preceding paragraph shall also apply to clerks, interpreters, expert witnesses and inspectors.

Article 46: When challenging a member of the adjudication personnel, a party shall explain the reasons and shall raise the challenge at the beginning of the trial; if the reason for challenge becomes known after the trial has commenced, the challenge may also be raised prior to the conclusion of the court debate.

Pending a decision on withdrawal by the people's court, challenged personnel shall temporarily suspend their participation in the work for the case, except where the circumstances of the case require emergency measures.

Article 47: The challenge or withdrawal of a court president serving as presiding judge shall be decided on by the judicial committee. The challenge or withdrawal of adjudication personnel shall be decided on by the court president. The challenge or withdrawal of other personnel shall be decided on by the presiding judge.

Article 48: The decision by a people's court on a challenge raised by a party shall be made orally or in writing within three days after the challenge was raised. If the applicant disagrees with the decision, he may apply once for review upon receipt of the decision. During the period of review, the challenged personnel shall not suspend their participation in the work for the case. The decision by a people's court on an application for review shall be made within three days and the applicant shall be notified of the decision.

PART FIVE: PARTICIPANTS IN AN ACTION

Section One: Parties

Article 49: Any citizen, legal person or other organization may be a party to a civil action.

Legal persons shall be represented in litigation by their legal representatives. Other organizations shall be represented in litigation by the head of such an organization.

Article 50: Parties shall have the right to appoint agents, to challenge adjudication personnel, to collect and present evidence, to engage in debates, to request mediation, to file appeals and to apply for execution.

Parties may have access to the materials relating to the case, and may copy the materials and legal documents relating to the case. The scope of materials relating to the case that may be accessed and copied, and the methods of granting access and copying, shall be determined by the Supreme People's Court.

Parties must exercise their procedural rights in accordance with the law, observe litigation procedure, and perform the terms of written judgments, rulings or mediation statements that have become legally effective.

Article 51: The two parties may reach a settlement on their own.

Article 52: A plaintiff may withdraw or modify his claims. A defendant may admit or rebut the claims and shall have the right to institute a counterclaim.

Article 53: If one party or both parties consist of two or more persons, the object of the action is the same or of the same category and the people's court considers that the case can be tried as a joint action, the case shall be tried as a joint action, subject to the consent of the parties.

If the persons constituting a party to a joint action have common rights and obligations with respect to the object of action, and a procedural act by one member of the party is recognized by the other members of the party, such act shall be effective for all the other members of the party. If the persons

constituting a party to a joint action do not have common rights and obligations with respect to the object of action, a procedural act by one of those persons shall not be effective for the other members of the party.

Article 54: A joint action in which one party consists of numerous persons may be brought by a representative elected by such persons. The procedural acts of such representative shall be effective for all members of the party he represents. However, the representative's modification or withdrawal of claims, or recognition of the other party's claims or involvement in mediation shall require the consent of the party he represents.

Article 55: If a party consists of numerous persons and the object of the action is of the same category, and upon institution of the action the number of persons is not determined yet, the people's court may issue a public notice which states the particulars of the case and the claims and requests that the claimant has registered with the people's court within a certain period of time.

Claimants who have registered with the people's court may elect a representative to engage in litigation; if no such representative can be elected, the people's court may participate with the registered claimants in determining who shall be their representative.

The procedural acts of a representative shall be effective for the party he represents. However, the representative's modification or withdrawal of claims, or recognition of the other party's claims or involvement in mediation shall require the consent of the party he represents.

Judgments or rulings rendered by a people's court shall be effective for all the claimants who have registered with the court. Such judgments or rulings shall apply to claimants who have not registered with the court but who institute actions during the limitation period.

Article 56: If a third party considers that it has an independent claim against the object of the action of the two parties, it shall have the right to institute an action.

If a third party has no independent right of claim against the object of the action of the two parties but the outcome of the case will affect his legal interests, he may apply to join in the action, or the people's court shall notify him requesting his joinder. If the people's court judges that a third party shall bear civil liability, such third party shall have the procedural rights and obligations of a party.

Section Two: Agents Ad Litem

Article 57: A person with no capacity to engage in litigation shall be represented in an action by his guardians, who shall be his statutory agents. If the statutory agents shift onto one another the responsibility to act as agents, the people's court shall appoint one of them to represent the principal in the action.

Article 58: A party or statutory agent may appoint one or two persons to act as his agent *ad litem*.

Lawyers, close relatives of the party concerned, persons recommended by relevant social organizations or by the work units of the party concerned, and

any other citizens approved by the people's court, may be appointed agents ad litem.

Article 59: When a person appoints another person to represent him in an action, he must submit to the people's court a power of attorney bearing his signature or seal.

A power of attorney must specify the subject matter and limits of authority granted. An agent *ad litem* must possess special authorization from his principal to recognize, withdraw or modify claims, to become involved in mediation, to file a counterclaim or to lodge an appeal on behalf of his principal.

A power of attorney sent from abroad or delivered care of another by a citizen of the People's Republic of China residing in a foreign country must be certified by the embassy or a consulate of the People's Republic of China in that country. If there is no embassy or consulate of the People's Republic of China in that country, the power of attorney shall be certified by an embassy or a consulate in that country of a third country that has diplomatic relations with the People's Republic of China, and then transferred for authentication to the embassy or a consulate of the People's Republic of China in such third country, or by a local patriotic organization of overseas Chinese.

Article 60: If a party modifies or revokes the authority granted to its agent *ad litem*, it shall inform the people's court in writing and the people's court shall inform the other party.

Article 61: Lawyers and other agents who serve as persons *ad litem* shall have the right to investigate and collect evidence, and may have access to the materials relating to the case. The scope of materials relating to the case that may be accessed, and the methods of granting access, shall be determined by the Supreme People's Court.

Article 62: Where a party to a divorce case is represented by an agent *ad litem*, the party shall still enter an appearance before the court, unless he is incapable of expressing his intentions. A party who is truly unable to appear in court due to special reasons must present his opinion in writing to the people's court.

PART SIX: EVIDENCE

Article 63: Evidence shall comprise the following categories:

1. documentary evidence;
2. physical evidence;
3. audio-visual materials;
4. testimony of witnesses;
5. statements of the parties;
6. expert conclusions; and
7. records of inquests.

The above evidence must be verified before it can be taken as a basis for ascertaining the facts.

Article 64: A party shall be responsible for providing evidence in support of its allegations.
Where a party and its agent *ad litem* are unable to collect the evidence on their own for reasons beyond their control, or where the people's court deems it necessary for the trial of the case, the people's court shall investigate and collect the evidence.
The people's court shall thoroughly and objectively investigate and verify evidence in accordance with legal procedure.
Article 65: The people's court shall have the right to investigate and take evidence from the relevant work units or individuals, and such work units or individuals may not refuse to cooperate.
The people's court shall examine and determine the authenticity and validity of documentary evidence provided by relevant work units and individuals.
Article 66: Evidence shall be presented in court and examined by the parties. Evidence involving State secrets, trade secrets or private matters of individuals shall be kept confidential. If such evidence must be presented in court, it may not be presented in a public court session.
Article 67: The people's court shall take the legal acts, legal facts and documents notarized according to legal procedure as its basis for ascertaining the facts, except where there is contrary evidence sufficient to invalidate the notarial certification.
Article 68: Documentary evidence shall be presented in its original form. When presenting physical evidence, the original object shall be presented. If it is truly difficult to present the original document or object, then reproductions, photographs, duplicates or extracts of the original may be presented.
When documentary evidence in a foreign language is to be submitted, it must be accompanied by a Chinese translation.
Article 69: The people's court shall verify the authenticity of audio-visual materials and investigate and determine, in the light of other evidence in the case, whether they can be taken as a basis for ascertaining the facts.
Article 70: All work units and individuals that have knowledge of the circumstances of a case shall be obliged to give testimony in court. The persons in charge of the relevant work units shall support the witnesses to testify. If a witness is truly unable to appear in court due to difficulties, he may, with the approval of the people's court, submit written testimony.
A person who is unable to express his intentions accurately may not testify.
Article 71: The people's court shall investigate and determine, in the light of other evidence of the case, whether the statements of a party can be taken as a basis for ascertaining the facts.
Refusal by a party to make a statement shall not affect the ascertainment of the facts of the case by the people's court on the basis of the evidence.
Article 72: When the people's court considers that a special problem requires expert evaluation, it shall refer the problem to an expert evaluation department

authorized by law. Where there is no such department, the people's court shall designate an expert evaluation department to conduct the evaluation.
An expert evaluation department and the expert witness designated thereby shall have the right to acquaint themselves with case materials necessary for the evaluation, and may direct inquires to the parties and witnesses when necessary.
Expert evaluation departments and expert witness shall present evaluation conclusions in writing and affix their signatures or seals to such evaluations. When an evaluation is conducted by an expert witness, the work unit to which the expert witness belongs shall certify his status by affixing its seal to the expert conclusion.
Article 73: When carrying out an inspection of physical evidence or an on-the-spot inspection, the inspector must show the credentials issued by the people's court and invite local basic-level organizations or the work units of the parties to send persons to participate in the inspection. The party concerned or an adult member of his family shall be present. Such person's refusal to appear on the scene shall not affect the performance of the inspection.
Upon notification by the people's court, relevant work units and individuals shall have an obligation to protect the scene and to assist with the inspection work.
An inspector shall prepare a written record of the circumstances and results of the inspection. Such record shall be signed or sealed by the inspector, the party concerned and the invited participants.
Article 74: Where there is a possibility that evidence may be destroyed or lost or be difficult to obtain at a later time, a participant in an action may apply to the people's court for preservation of the evidence. The people's court may also take measures to preserve such evidence on its own initiative.

PART SEVEN: TIME PERIODS AND SERVICE

Section One: Time Periods

Article 75: Time periods include statutory time periods and time periods designated by the people's courts.
Time periods shall be calculated in hours, days, months and years. The hour and day from which a time period commences shall not be counted as falling within such time period.
If the expiration date of a time period falls on a holiday, the day immediately following the holiday shall be the expiration date.
A time period shall not include transit time. Procedural documents mailed before the expiration of the time period shall not be deemed overdue.
Article 76: If a party exceeds a time limit due to an event of *force majeure* or for other proper reasons, he may apply for an extension of the time period within 10 days after the removal of the obstacles. The application for extension shall be decided on by the people's court.

Section Two: Service

Article 77: Service of any procedural document must be evidenced by an acknowledgement of service. The person served shall clearly state the date of receipt on the acknowledgement of service, and affix his signature or seal to it. The date of signature for receipt as entered on the acknowledgement of service by the person served shall be the date of service.

Article 78: A procedural document shall be served directly on the person to be served. If the person to be served is a citizen, the document shall, in case of his absence, be delivered to an adult member of his family living with him, who shall sign for receipt. If the person to be served is a legal person or another organization, the document shall be signed for receipt by the legal representative of the legal person or by the head of the organization, or by the person of the legal person or the organization who is in charge of receiving documents. If the person to be served has an agent *ad litem*, the document may be served on his agent *ad litem*; who shall sign for receipt. If the person to be served has designated an agent to receive documents on his behalf and has notified the people's court of the designation, the document may be served on the agent, who shall sign for receipt.

The date of signature for receipt as entered on the acknowledgement of service by an adult family member of the person to be served who is living with such person, or by the person of the legal person or other organization who is in charge of receiving documents, or by the agent *ad litem*, or the agent designated to receive documents shall be the date of service.

Article 79: If the person to be served or an adult member of his family who is living with him refuses to accept a procedural document, the person serving the document shall invite a representative from the relevant basic-level organization or the work unit of the person to be served to come to the scene, shall explain the situation to him, and shall record on the acknowledgement of service the particulars and date of the refusal. After the person serving the document and the witness have signed or sealed the acknowledgement of the service and the procedural document has been left at the domicile of the person to be served, the document shall be deemed to have been served.

Article 80: If direct service of a procedural service proves difficult, service of the document may be entrusted to another people's court or effected by post. If a document is served by post, the date as stated on the receipt shall be the date of service.

Article 81: If the person to be served is in the military, the document shall be forwarded to him by the political organ of or above his regiment.

Article 82: If the person to be served has been imprisoned, the document shall be forwarded to him by his prison or work unit for reform through labour.

If the person to be served is undergoing rehabilitation through labour, the document shall be forwarded to him by his rehabilitation work unit.

Article 83: A forwarding authority or work unit must, immediately upon receiving a procedural document, deliver the document to the person to be

served, who shall sign for receipt. The date of signature for receipt as entered on the acknowledgement of service shall be the date of service.
Article 84: If the whereabouts of the person to be served are unknown, or if a document cannot be served by any other method provided for in this Section, the document shall be served by public announcement. The document shall be deemed to have been served when 60 days have elapsed since the date of the public announcement.
Where service is effected by public announcement, the reason for doing so and the steps taken shall be recorded in the case file.

PART EIGHT: MEDIATION

Article 85: In trying civil cases, a people's court shall distinguish right from wrong and conduct mediation in accordance with the principle of voluntary participation of the parties and on the basis of evident facts.
Article 86: Mediation conducted by a people's court may be presided over by a single judge or by the collegiate bench. Mediation shall be conducted locally whenever possible.
When conducting mediation, a people's court may use a simplified method to notify the parties and witnesses that they should appear in court.
Article 87: When conducting mediation, a people's court may invite the assistance of relevant work units and individuals. The work units and individuals invited shall assist the people's court in conducting mediation.
Article 88: A mediation agreement must be reached by the parties voluntarily, and may not be coerced. The contents of a mediation agreement may not violate the law.
Article 89: When a mediation agreement is reached, the people's court shall prepare a written mediation statement. The written mediation statement shall clearly state the claims, the facts of the case and the result of the mediation.
The written mediation statement shall be signed by the adjudication personnel and the court clerk, and the seal of the people's court shall be affixed to it. After a mediation agreement has been so signed and sealed, it shall be served on both parties.
A written mediation statement shall become legally effective immediately after both parties have signed to indicate receipt of the statement.
Article 90: The people's court need not prepare a written mediation statement in the following types of cases when an agreement is reached through mediation:

1. divorce cases in which the parties have become reconciled through mediation;
2. cases in which an adoptive relationship has been maintained through mediation;
3. cases in which the agreements can be performed immediately; and
4. other cases that do not require written mediation statements.

An agreement that does not require a written mediation statement shall be entered into the written record and shall become legally effective immediately after being signed or sealed by both parties, the adjudication personnel and the court clerk.

Article 91: If no agreement is reached through mediation or if one party repudiates the agreement prior to service of the mediation settlement, the people's court shall promptly make a judgment.

PART NINE: PRESERVATION OF PROPERTY AND PRELIMINARY EXECUTION

Article 92: If a judgment might be impossible or difficult to execute due to an act of a party or for other reasons, a people's court may, at the request of the other party, make a ruling for preservation of property. In the absence of such request, the people's court may, when necessary, also rule to adopt measures for the preservation of property.

When a people's court adopts measures for the preservation of property, it may order the applicant to provide security. If the applicant fails to provide security, his application shall be rejected.

After accepting an application from a party, the people's court must, if the case is urgent, make a ruling within 48 hours. If the people's court rules to adopt measures for the preservation of property, the implementation of such ruling shall be commenced immediately.

Article 93: Where, due to urgent circumstances, the lawful rights and interests of an interested party would be irreparably harmed if he did not immediately apply for preservation of property, such person may apply to the people's court requesting measures for the preservation of property prior to the institution of an action. The applicant shall provide security. If the applicant fails to provide security, his application shall be rejected.

After accepting an application, the people's court must make a ruling within 48 hours. If the people's court rules to adopt measures for the preservation of property, the implementation of such ruling shall be commenced immediately.

If the applicant fails to institute an action within 15 days after the people's court has adopted preservation measures, the people's court shall cancel the property preservation order.

Article 94: Preservation of property shall be limited to the scope of the claim or to the property relevant to the case.

Preservation of property shall be carried out by sealing up, distraining, freezing or other methods as provided by law.

Immediately after freezing property, a people's court shall notify the person whose property has been frozen.

Property that has already been sealed up or frozen shall not be sealed up or frozen again.

Article 95: If the person against whom an application is made provides security, the people's court shall cancel the property preservation order.

Article 96: If an application is made wrongfully, the applicant shall compensate the person against whom the application is made for any loss incurred as a result of the preservation of property.
Article 97: Upon the request of a party, a people's court may make a ruling for preliminary execution in the following cases:

1. those involving claims for overdue alimony, maintenance, child support, pensions for the disabled or the family of the deceased, or medical expenses;
2. those involving claims for remuneration for labour; and
3. those involving urgent circumstances that require preliminary execution.

Article 98: Cases in which a people's court makes a ruling for preliminary execution shall meet the following conditions:

1. the relationship of rights and obligations between the parties is evident and, without preliminary execution, the life, production activities or business operations of the applicant would be seriously affected; and
2. the person against whom the application is made is capable of performing the ruling for preliminary execution.

The people's court may order the applicant to provide security. If the applicant fails to provide security, his application shall be rejected. If the applicant loses the action, he shall compensate the person against whom the application is made for any loss of property incurred from the preliminary execution.
Article 99: If a party is dissatisfied with a ruling for preservation of property or preliminary execution, he may apply once for review. Execution of the ruling shall not be suspended during the period of review.

PART TEN: COMPULSORY MEASURES AGAINST OBSTRUCTION OF CIVIL ACTIONS

Article 100: If a defendant who must appear in court has been served a summons twice but refuses to appear before the court without proper cause, the people's court may summon him by means of arrest.
Article 101: Participants in actions and other persons shall comply with court rules.
Persons who violate court rules may be reprimanded, ordered to leave the court, fined or detained by the people's court.
Persons who seriously disrupt court order by making noises or creating an uproar in the courtroom, or by insulting, slandering, threatening, or battering adjudication personnel, shall be prosecuted by the people's court in accordance with the law. In less serious cases, such persons may be fined or detained.
Article 102: If a participant in an action or another person commits any of the following acts, the people's court may fine him or detain him according to the

seriousness of the case; if the act constitutes a criminal offence, the person shall be prosecuted in accordance with the law:

1. forging or destroying important evidence, thereby obstructing the trial of the case by the people's court;
2. using violence, threats or subornation to prevent a witness from giving testimony, or instigating, suborning, or coercing others to commit perjury;
3. concealing, removing, selling off or destroying property that has been sealed up or distrained, or that has been inventoried and placed in his custody by order, or moving assets that have been frozen;
4. insulting, slandering, falsely incriminating, battering or retaliating against judicial personnel, participants in the action, witnesses, interpreters, expert witnesses, inspectors, or personnel assisting in execution;
5. using violence, threats or other methods to obstruct judicial personnel from performing their duties; or
6. refusing to perform a legally effective judgment or ruling of the people's court.

Where a work unit commits any of the acts listed in the preceding paragraph, the people's court may impose a fine or period of detention on the head of the work unit or the person directly responsible for the act. If the act constitutes a criminal offence, such person shall be prosecuted according to law.
Article 103: If any of the following work units under an obligation to assist with investigation and execution commits any of the listed acts, the people's court may, in addition to ordering it to perform its obligation to assist, impose a fine:

1. relevant work units that refuse to cooperate with or that obstruct the investigation or collection of evidence by the people's court;
2. banks, credit cooperatives and other saving units that, after receiving a notice from the people's court to assist with execution, refuse to assist with inquiries concerning deposits or to assist in freezing or transferring deposits;
3. relevant work units that, after receiving a notice from the people's court to assist with execution, refuse to assist in withholding the revenue of the person subject to execution, or in transferring the relevant title deeds, or in passing on the relevant negotiable instruments, certificates, or other property; or
4. other work units that refuse to assist with execution.

A people's court may fine the principally responsible person or the directly responsible person of a work unit that commits any of the acts set forth in the preceding paragraph. The people's court may also submit a judicial proposal to

supervisory authorities or the relevant authorities suggesting the imposition of disciplinary sanctions.

Article 104: A fine imposed on an individual shall not be more than *Rmb* 1,000. A fine imposed on a work unit shall not be less than *Rmb* 1,000 and not more than *Rmb* 30,000.

A period of detention shall not be longer than 15 days.

The people's court shall deliver detainees to the custody of the public security authority. If a detainee admits and corrects his wrongdoings during the period of detention, the people's court may decide to grant an early release.

Article 105: Summoning a person by means of arrest, the imposition of a fine and detention shall be subject to approval by the president of the people's court.

Summoning a person by means of arrest shall require the issue of an arrest warrant.

Written decisions shall be issued for the imposition of fines and detention. If an offender is dissatisfied with a decision, he may apply once to the people's court one level higher for review. Execution of the decision shall not be suspended during the period of review.

Article 106: Decisions on the adoption of compulsory measures against obstruction of civil actions must be made by the people's court. Any work unit or individual that seeks performance of an obligation by illegal detention of a person or by illegal, private distrainment of another's property shall be prosecuted in accordance with the law, or shall be detained or fined.

PART ELEVEN: COURT COSTS

Article 107: Parties engaged in civil litigation shall pay a case acceptance fee in accordance with regulations. In property cases, the parties shall also pay other court costs in addition to the case acceptance fee.

If a party truly has difficulty in paying court costs, it may, in accordance with regulations, apply to the people's court for deferment, reduction or exemption of payment.

The methods for charging costs shall be formulated separately.

DIVISION TWO: TRIAL PROCEDURE

PART TWELVE: ORDINARY PROCEDURE AT FIRST INSTANCE

Section One: Institution and Acceptance of Actions

Article 108: To institute an action, the following conditions must be satisfied:

1. the plaintiff must be a citizen, legal person or other organization with a direct interest in the case;
2. there must be a specific defendant;
3. there must be a specific claim and a specific factual basis and grounds; and
4. the suit must fall within the range of civil actions accepted by the people's courts and within the jurisdiction of the people's court with which it is filed.

Article 109: When instituting an action, a statement of claim shall be submitted to the people's court, together with a number of copies corresponding to the number of defendants.

If a plaintiff truly has difficulty in writing a statement of claim, he may lodge the claim verbally. The people's court shall transcribe such verbal complaint and notify the opposing party.

Article 110: A statement of claim shall specify the following:

1. the name, sex, age, ethnic group, occupation, work unit and domicile of the party, or the name and domicile of the legal person or other organization and the name and position of its legal representative or head;
2. the claim and its supporting facts and grounds; and
3. evidence and the source thereof, and the names and domiciles of witnesses.

Article 111: People's courts must accept actions brought in accordance with Article 108 hereof. The following types of actions shall be handled using the methods listed, in accordance with the specific circumstances of the individual cases:

1. where an action falls within the scope of cases that may be accepted as administrative actions under the *Administrative Litigation Law*, the plaintiff shall be notified that he should institute administrative litigation;
2. if the parties to a contract dispute have voluntarily and lawfully concluded a written arbitration agreement stipulating that disputes must be taken to an arbitration institution and that an action may not be initiated in the people's court, the plaintiff shall be informed that he should apply for arbitration to the arbitration institution;
3. if the law provides that the dispute shall be handled by another authority, the plaintiff shall be notified that he should apply for settlement of the dispute to the relevant authority;
4. if the action does not come under the jurisdiction of the court with which it is filed, the plaintiff shall be informed that he should file the action with the competent people's court;
5. if a party to a case in which the judgment or ruling has become legally effective files a new action for the same case, the plaintiff shall be notified that the case will be handled as a petition for a review, except if the ruling in question was a ruling by the people's court permitting withdrawal of the action;
6. if the law provides that no actions may be filed within a specified period and the action is filed within such period, it shall not be accepted; and

7. in divorce cases, where a judgment has been made denying divorce or where the parties have become reconciled after mediation, and in cases where a judgment has been made to maintain an adoptive relationship or an adoptive relationship is maintained upon mediation, a new action filed for the same case by the plaintiff within six months shall not be accepted without new developments or grounds.

Article 112: When a people's court receives a statement of claim or a verbal claim and, upon examination, finds it satisfies the conditions for the institution of actions, it shall place the case on its trial docket within seven days and notify the parties. If the people's court finds that the bill of complaint or verbal complaint does not satisfy the conditions for the institution of actions, it shall rule within seven days not to accept the action. The plaintiff may appeal against such ruling if he is dissatisfied with the ruling.

Section Two: Pretrial Preparations

Article 113: The people's court shall send the copy of the statement of claim to the defendant within five days after the date of placing the action on the trial docket, and the defendant shall submit a defence within 15 days after the date of receiving a copy of the bill of complaint.

If the defendant submits a statement of defence, the people's court shall send a copy of the statement to the plaintiff within five days after the date of receipt of the statement of defence. Failure on the part of the defendant to submit a statement of defence shall not affect the trial of the case by the people's court.

Article 114: In cases that it has decided to accept, a people's court shall advise the parties orally, or in the notice of acceptance of the case and the notice of response to the action, of their procedural rights and obligations.

Article 115: The parties shall be notified within three days after the members of the collegiate bench have been determined.

Article 116: Adjudication personnel must conscientiously examine the materials relating to the action and examine and collect the necessary evidence.

Article 117: Personnel sent by a people's court to conduct an investigation shall show their credentials to the person under investigation.

The written record of the investigation shall be checked by the person under investigation and be subsequently signed or sealed by the person under investigation and the investigator.

Article 118: When necessary, a people's court may entrust a people's court in another locality with an investigation.

When entrusting such other people's court, the entrusting people's court must clearly set out the matter to be investigated and its requirements. The entrusted people's court may conduct supplementary investigations on its own initiative.

An entrusted people's court shall complete its investigation within 30 days after receipt of the letter of entrustment. If it cannot complete the investigation for

any reason, it shall notify the entrusting people's court in writing within the above time limit.

Article 119: If a party who must participate in a joint action fails to participate in the action, the people's court shall notify him that he should participate in the action.

Section Three: Trial in Court

Article 120: People's courts shall try civil cases in public, except for cases that involve State secrets or private matters of individuals or for which the law provides differently.

Divorce cases and cases that involve trade secrets may not be tried *in camera* if a party so requests.

Article 121: In trying civil cases, people's court shall conduct circuit trials to handle cases on the spot when necessary.[2]

Article 122: When trying a civil case, the people's court shall notify the parties and other participants in the action three days prior to the hearing. If the case is to be tried in public, the names of the parties, the cause of action and the time and place of the hearing shall be publicly announced.

Article 123: Before a trial hearing is opened, the court clerk shall ascertain the presence of the parties and the other participants in the action and announce the rules of court discipline.

At the opening of a trial hearing, the presiding judge shall check the parties present, announce the cause of action, the names of the adjudication personnel and the name of the court clerk, advise the parties of their procedural rights and obligations and inquire whether the parties wish to challenge any adjudication personnel.

Article 124: Investigation before the court shall be conducted in accordance with the following procedure:

1. statements by the parties are presented;
2. witnesses are advised of their rights and obligations, and give testimony; the depositions of witnesses not present are read;
3. documentary evidence, physical evidence and audio-visual information are exhibited;
4. expert conclusions are read out; and
5. the record of the inquest is read out.

Article 125: The parties may introduce new evidence in court.

With the permission of the court, the parties may question the witnesses, experts and inspectors.

If a party requests a new investigation, a new expert evaluation or a new inquest, the people's court shall decide on such request.

Article 126: If the plaintiff presents an additional claim, or the defendant brings a counterclaim or a third party presents a claim related to the case, such claim or counterclaim may be tried together with the original action.

Article 127: Court debates shall be conducted in accordance with the following procedure:

1. presentation of oral statements by the plaintiff and his agent *ad litem*;
2. presentation of oral response by the defendant and his agent *ad litem*;
3. presentation of oral statement or response by the third party and his agent *ad litem*;
4. debate between the parties.

At the conclusion of the court debate, the presiding judge shall first ask the plaintiff, then the defendant and finally the third party to make their final comments.

Article 128: At the conclusion of the court debate, a judgment shall be made according to law. If possible, mediation may be conducted prior to making a judgment. If mediation is unsuccessful, a judgment shall promptly be made.

Article 129: If a plaintiff has been served a summons but refuses without proper cause to appear before the court, or if a plaintiff leaves the courtroom during the trial without the court's permission, he may be deemed to have withdrawn his suit and, if the defendant has brought a counterclaim, a judgment by default may be made.

Article 130: If a defendant has been served a summons, but refuses without proper cause to appear before the court or if a defendant leaves the courtroom during the trial without the court's permission, a judgment by default may be made.

Article 131: If a plaintiff applies for withdrawal of action before judgment is pronounced, the people's court shall rule on such request.

If the people's court has overruled a request for withdrawal of action and the plaintiff, having been served a summons, refuses without proper cause to appear before the court, a judgment by default may be made.

Article 132: A trial hearing may be adjourned in any of the following circumstances:

1. a party or another participant in the action who must appear before the court fails to do so with proper cause;
2. a party extemporarily challenges adjudication personnel;
3. a new witness must be requested to appear before the court, new evidence must be taken, a new expert evaluation is required, a new inquest is required or a supplementary investigation must be conducted; or
4. other circumstances that require adjournment have arisen.

Article 133: The court clerk shall make a written record of all the activities during a trial hearing. Such record shall be signed by the adjudication personnel and the court clerk.
The court record shall be read out in court. Alternatively, the parties and other participants in the action may be notified that they should read the court record in the courtroom or within five days. If a party or another participant in the case considers the record to have omitted part of his statements or to contain errors in respect of his statements, he shall have the right to request correction. If the correction is not made, the application shall be recorded in the case file.
The court record shall be signed or sealed by the parties and the other participants in the case. Any refusal to sign or seal the court record shall be recorded in a note to be attached to the file.
Article 134: People's courts shall publicly pronounce their judgments in all cases, whether tried in public or *in camera*.
If judgment is pronounced in court, the written judgment shall be dispatched within 10 days. If judgment is pronounced on a fixed date, the written judgment shall be issued immediately after pronouncement.
Upon pronouncement of judgment, the parties must be advised of their right to appeal, the time limit for appeal and the court with which an appeal should be lodged.
Upon pronouncement of a divorce judgment, the parties must be advised that they may not remarry before the judgment becomes legally effective.
Article 135: When handling a case according to ordinary procedure, a people's court shall conclude the case within six months from the date of putting it on its trial docket. Where there are special circumstances requiring an extension of such time limit, the time limit may be extended by six months subject to approval by the president of the court. If any further extension is required, approval shall be requested from the people's court one level higher.
Section Four: Suspension and Conclusion of Actions
Article 136: The proceedings in an action shall be suspended in any of the following circumstances:

1. one of the parties dies and it is necessary to wait for his successor to state whether he wishes to participate in the action;
2. one of the parties has lost the capacity to engage in litigation, and his statutory agent has not been determined yet;
3. the legal person or other organization acting as one of the parties has terminated, and the successor to its rights and obligations has not been determined yet;
4. one of the parties is unable to participate in the action due to an event of *force majeure*;
5. the case in question is dependent upon the outcome of the trial of another case that has not been concluded; or
6. other circumstances require the suspension of proceedings.

Proceedings shall be resumed after the cause of suspension has been eliminated.

Article 137: An action shall be concluded in any of the following circumstances:

1. the plaintiff dies without a successor, or the successor waives his procedural rights;
2. the defendant dies without estate and there is no person to assume his obligations;
3. one of the parties in a divorce case dies; or
4. one of the parties in a case involving claims for overdue alimony, maintenance, child support or the termination of an adoptive relationship dies.

Section Five: Judgment and Rulings

Article 138: A written judgment shall clearly state the following:

1. the cause of action, the claims, the facts of the dispute and the grounds;
2. the facts and reasons ascertained in the judgment and the applicable law on which the judgment is based;
3. the result of the judgment and the apportionment of court costs; and
4. the time limit for appeal and the court with which an appeal should be lodged.

A written judgment shall be signed by the adjudication personnel and the court clerk, and the seal of the people's court shall be affixed to it.

Article 139: If some of the facts of a case being tried are evident already, the people's court may make a judgment on those facts first.

Article 140: Rulings shall be applicable to the following:

1. rejection of a case;
2. objection to the jurisdiction of a court;
3. dismissal of a complaint;
4. preservation of property and preliminary execution;
5. approval or disapproval of withdrawal of an action;
6. suspension or conclusion of an action;
7. correction of clerical errors in a written judgment;
8. stay or termination of execution;
9. refusal to execute an arbitral award;
10. refusal to execute a document on creditor's rights that has been rendered enforceable by a notary public; and
11. other matters to be settled by a ruling.

Rulings made on matters under Items (1), (2) and (3) of the preceding paragraph may be appealed.
A written ruling shall be signed by the adjudication personnel and the court clerk, and the seal of the people's court shall be affixed to it. A verbal ruling shall be entered in the written record.
Article 141: Judgments and rulings made by the Supreme People's Court, and judgments and rulings that may not be appealed according to the law or that have not been appealed within the prescribed time limit shall be legally effective.

PART THIRTEEN: SUMMARY PROCEDURE

Article 142: This Part shall apply to the trial by basic-level people's courts and the tribunals dispatched by them of simple civil cases in which the facts are evident, the relationships of rights and obligations are definite and the disputes are minor.
Article 143: In simple civil cases, the plaintiff may institute actions verbally. Both parties may simultaneously appear before a people's court or a tribunal dispatched by it to request settlement of their dispute. The basic-level people's court or the tribunal dispatched by it may try the case immediately or set a date for trial.
Article 144: In trying a simple civil case, the basic-level people's court or a tribunal dispatched by it may at any time use a simplified method to summon the parties and witnesses.
Article 145: Simple civil cases shall be tried by a single judge, and the trial of such cases shall not be restricted by Articles 122, 124 and 127 hereof.
Article 146: When trying a case according to summary procedure, a people's court shall conclude the trial within three months from the date of entering it on its trial docket.

PART FOURTEEN: PROCEDURE AT SECOND INSTANCE

Article 147: If a party disagrees with a judgment made by a local people's court of first instance, he shall have the right to lodge an appeal with the people's court one level higher within 15 days from the date on which the written judgment was served.
If a party disagrees with a ruling made by a local people's court of first instance, he shall have the right to lodge an appeal with the people's court one level higher within 10 days from the date on which the written ruling was served.
Article 148: To lodge an appeal, an appeal petition shall be submitted. The contents of an appeal petition shall include the names of the parties, the names of the legal persons and their legal representatives or the names of the other organizations and their principal responsible persons; the name of the people's court that originally tried the case, the file number of the case and the cause of action; and the claims and grounds of the appeal.
Article 149: An appeal petition shall be submitted through the people's court that originally tried the case, together with a number of copies corresponding

to the number of respondents or the number of representatives of the respondents.
If a party appeals directly to a people's court of second instance, such court shall transfer the appeal petition to the people's court that originally tried the case within five days.
Article 150: Within five days after receiving an appeal petition, the people's court that originally tried the case shall serve the copy of the appeal petition on the other party, who shall, within 15 days from the date of receipt, submit a statement of defence. The people's court shall, within five days after receiving the statement of defence, serve a copy of the statement on the appellant. Failure on the part of the respondent to submit a statement of defence shall not affect the trial of the case by the people's court.
Within five days after receiving the appeal petition and the defence, the people's court that originally tried the case shall deliver the documents to the people's court of second instance together with the entire case file and all the evidence.
Article 151: A people's court of second instance shall investigate the relevant facts and the applicable law pertaining to the appeal.
Article 152: When handling an appeal case, a people's court of second instance shall form a collegiate bench and conduct a hearing. If, after reviewing the case file, conducting investigations and questioning the parties, and the facts of the case are verified clearly, the collegiate bench may, if it deems it unnecessary to hold a hearing, render an immediate judgment or ruling without a hearing.
A people's court of second instance may try an appeal case in its own court or in the court of the place where the case originated or where the people's court that originally tried the case is located.
Article 153: After hearing an appeal case, a people's court of second instance shall handle the case according to the specific circumstances, as follows:

1. if, during the original adjudication, the facts were ascertained clearly and the law was applied correctly, a judgment shall be made to dismiss the appeal and uphold the original judgment;
2. if, during the original adjudication, the law was applied incorrectly, a judgment amending the original judgment shall be made according to law;
3. if, during the original adjudication, the facts were ascertained incorrectly or unclearly or the evidence was insufficient, a ruling shall be made to quash the original judgment and to remand the case to the people's court that originally tried it for retrial; or, after the facts have been clarified, a judgment amending the original judgment shall be made; and
4. if, during the original adjudication, statutory procedure was violated and the correctness of the judgment in the case may have been

influenced by such violation, a ruling shall be made to quash the original judgment and to remand the case to the people's court that originally tried it for retrial.

A party may appeal against the judgment or ruling made in a retried case.
Article 154: In handling an appeal against a ruling made by a people's court of first instance, the people's court of second instance shall in all cases use rulings.
Article 155: In trying an appeal case, a people's court of second instance may conduct mediation. If an agreement is reached upon mediation, a written mediation statement shall be prepared. Such written mediation statement shall be signed by the adjudication personnel and the court clerk, and the seal of the people's court shall be affixed to it. Immediately upon service of the written mediation statement, the judgment of the people's court that originally tried the case shall be deemed to have been quashed.
Article 156: If an appellant applies for withdrawal of his appeal prior to the pronouncement of judgment by the people's court of second instance, the people's court of second instance shall rule on the application.
Article 157: In trying an appeal case, the people's court of second instance shall, in addition to complying with the provisions of this Part, apply the ordinary procedure at first instance.
Article 158: The judgments and rulings of people's court of second instance shall be final.
Article 159: In trying a case of an appeal against a judgment, a people's court shall conclude the case within three months from the date of putting it on its trial docket as a case of second instance. Any extension of the time limit necessitated by special circumstances shall be subject to approval by the president of the court.
In trying a case of an appeal against a judgment, a people's court shall make a final ruling within 30 days from the date of putting it on its trial docket as a case of second instance.

PART FIFTEEN: SPECIAL PROCEDURE

Section One: General Provisions

Article 160: This Part shall apply to the trial by people's court of cases concerning voter qualifications, the declaration of a person as missing or dead, the determination of a citizen as having no capacity for civil acts or as having limited capacity for civil acts, or the determination of ownerless property. Where matters are not addressed in this Part, the relevant provisions of this Law and of other laws shall apply.
Article 161: Where a case is tried in accordance with the procedure set forth in this Part, the judgment of first instance shall be the final judgment. The trial of cases concerning voter qualifications and of major or difficult cases shall be conducted by a collegiate bench of judges. Other cases shall be tried by a single judge.

Article 162: If, in the course of trying a case in accordance with the procedure set forth in this Part, a people's court discovers that the case involves a dispute over civil rights and interests, it shall rule to terminate the special procedure, and shall inform the interested parties that they may institute a separate action.
Article 163: A people's court shall conclude a case tried according to special procedure within 30 days from the date of entering it on its trial docket or within 30 days from the expiration of the time limit set forth in the public notice. Any extension of the time limit necessitated by special circumstances shall be subject to approval by the president of the court in question, except for cases concerning voter qualifications.

Section Two: Cases Concerning Voter Qualifications

Article 164: If a citizen disagrees with the decision of an election committee on his petition for a review concerning his qualifications to be a voter, he may institute an action at the basic-level people's court of his election district five days before election day.

Article 165: After accepting a case concerning voter qualifications, a people's court must conclude the trial before election day.

The suitor, representatives of the election committee and the citizens concerned must attend the trial.

The written judgment of the people's court shall be served on the election committee and the suitor before election day, and the citizens concerned shall be notified of the judgment.

Section Three: Cases Concerning the Declaration of a Person as Missing or Dead

Article 166: To apply to have declared as missing a citizen whose whereabouts have been unknown for two years, an interested party shall submit an application to the basic-level people's court of the place where the missing person is domiciled.

The application shall clearly state the facts and time of the disappearance and the request, and shall be accompanied by a written certificate concerning the disappearance of the said citizen issued by a public security authority or other relevant authorities.

Article 167: To apply to have declared dead a citizen whose whereabouts have been unknown for four years, or whose whereabouts have been unknown for two years as a result of an accident, or whose whereabouts have been unknown as a result of an accident which, as certified by the relevant authorities, he could not have survived, an interested party shall submit an application to the basic-level people's court of the place where the missing citizen is domiciled.

The application shall clearly state the facts and time of the disappearance and the request, and shall be accompanied by a written certificate concerning the disappearance of the said citizen issued by a public security authority or other relevant authorities.

Article 168: After accepting a case concerning the declaration of a citizen as missing or dead, a people's court shall issue a public notice in search of the citizen whose whereabouts are unknown. The period for the notice of declaration of a person as missing shall be three months, and the period for the notice of declaration of a person as dead shall be one year. If the whereabouts of a citizen are unknown as a result of an accident which, as certified by the relevant authorities, the citizen could not have survived, the period of notice for the declaration of the citizen's death shall be three months. Upon the expiration of the time limit of the public notice, the people's court shall, depending on whether the facts about the absence or death of the person have been confirmed, make a judgment declaring the person missing or dead or make a judgment to reject the application for such a declaration.
Article 169: If a citizen who has been declared missing or dead reappears, the people's court shall, upon the application of that person or an interested party, make a new judgment to quash the original judgment.

Section Four: Cases Concerning the Determination of a Citizen as Having No Capacity for Civil Acts or as Having Limited Capacity for Civil Acts

Article 170: To apply to have a citizen determined as having no capacity for civil acts or as having limited capacity for civil acts, a close relative of the citizen or another interested party shall submit an application to the basic-level people's court of the place where the citizen is domiciled.
The application shall clearly state the facts and grounds on which the citizen's lack of capacity for civil acts or his limited capacity for civil acts is asserted.
Article 171: After accepting such an application, the people's court shall, when necessary, carry out an expert evaluation of the citizen who is requested to be declared as having no capacity for civil acts or having limited capacity for civil acts. If the applicant has already provided an expert conclusion, the people's court shall examine such expert conclusion.
Article 172: When a people's court tries a case for the determining a citizen as having no capacity for civil acts or as having limited capacity for civil acts, a close relative of the citizen, with the exception of the applicant, shall be his agent ad litem. If the close relative shift onto one another the responsibility to act as agent ad litem, the people's court shall appoint one of them as the agent *ad litem*. If the health of the citizen permits, his opinion shall also be solicited.
If, by trying the case, the people's courts determines that the application is based on facts, it shall make a judgment determining the citizen to have no capacity for civil acts or to have limited capacity for civil acts. If the people's court determines that the application is not based on facts, it shall make a judgment to reject the application.
Article 173: If, upon the application of a citizen who has been determined to have no capacity for civil acts or to have limited capacity for civil acts or upon the application of such citizen's guardian, a people's court verifies that the cause of that person's lack of capacity for civil acts or limited capacity for civil

acts has been eliminated, it shall make a new judgment to quash the original judgment.

Section Five: Cases Concerning the Determination of Property as Ownerless

Article 174: To apply to have property determined ownerless, a citizen, legal person or other organization shall submit an application to the basic-level people's court of the place where the property is located.

The application shall clearly state the type and quantity of the property and the grounds on which the request for determination of the property as ownerless is made.

Article 175: After accepting such an application, the people's court shall, upon examination and verification, issue a public notice requesting that the property be claimed. If no one claims the property after one year, the people's court shall make a judgment determining that the property is ownerless, whereupon the property shall become the property of the State or the collective.

Article 176: If, after a property has been determined ownerless by judgment, the owner of the property or his successor appears, he may file a claim to the property within the statute of limitation specified in the *Civil Law General Principles.*[3] The people's court shall, after examination and verification, make a new judgment to quash the original judgment.

PART SIXTEEN: PROCEDURE FOR ADJUDICATION SUPERVISION

Article 177: If the president of a people's court at any level finds an error in a legally effective judgment or ruling and deems it necessary to have the case retried, he shall refer it to the judicial committee for discussion and decision.

If the Supreme People's Court finds an error in a legally effective judgment or ruling of a local people's court at any level, or if a people's court at a higher level finds a real error in a legally effective judgment or ruling of a people's court at a lower level, it shall have the power to remove the case for trial or instruct a people's court at a lower level to conduct a retrial.

Article 178: If a party considers that a legally effective judgment or ruling is faulty, it may apply to the people's court that originally tried the case or to the people's court one level higher for retrial; however, execution of the judgment or ruling shall not be suspended.

Article 179: If an application made by a party satisfies any of the following conditions, the people's court shall retry the case:

1. there is new evidence that is sufficient to upset the original judgment or ruling;
2. the main evidence on which the facts were ascertained in the original judgment or ruling was insufficient;
3. an error was made in the application of the law in the original judgment or ruling;

4. the people's court violated statutory procedure and the correctness of the judgment or ruling in the case may have been influenced thereby; or

5. in trying the case, adjudication personnel committed embezzlement, accepted bribes, practised graft or made a judgment that perverted the law.

A people's court shall reject an application that does not meet any of the conditions specified in the preceding paragraph.

Article 180: In a case where there is a legally effective mediation statement, a party may apply for a retrial if it can present evidence that the mediation violates the principle of voluntary participation or that the content of the mediation agreement violates the law. If the people's court finds the evidence to be true upon examination, it shall retry the case.

Article 181: Parties may not apply for retrial of cases in which a legally effective judgment has been made to dissolve a marriage.

Article 182: Any application for a retrial by a party shall be made within two years after the judgment or ruling becomes legally effective.

Article 183: When a decision is made to retry a case in accordance with the procedure for adjudication supervision, a ruling shall be made to suspend execution of the original judgment. The ruling shall be signed by the president of the court, and the seal of the people's court shall be affixed to it.

Article 184: Where a case is to be retried by a people's court in accordance with the procedure for adjudication supervision, if the legally effective judgment or ruling was made by a court of first instance, the case shall be retried in accordance with the procedure at first instance, and the parties may appeal against the judgment or ruling made. If the legally effective judgment or ruling was made by a court of second instance, it shall be retried in accordance with the procedure at second instance, and the judgment or ruling made shall be legally effective. If the case was removed for trial by a people's court at a higher level in accordance with the procedure for adjudication supervision, it shall be tried in accordance with the procedure of second instance, and the judgment or ruling made shall be legally effective.

When retrying cases, the people's court shall form a new collegiate bench.

Article 185: If the Supreme People's Procuratorate discovers that a legally effective judgment or ruling made by a people's court at any level involves any of the following circumstances, or if a people's procuratorate at a higher level finds that a legally effective judgment or ruling made by a people's court at a lower level involves any of the following circumstances, it shall lodge a protest in accordance with the procedure for adjudication supervision:

1. the main evidence on the basis of which the facts were ascertained in the original judgment or ruling was insufficient;

2. a real error was made in the application of the law in the original judgment or ruling;

3. the people's court violated the statutory procedure and the correctness of the judgment or ruling in the case may have been affected thereby; or
4. in trying the case, adjudication personnel committed embezzlement, accepted bribes, practised graft or made a judgment that perverted the law.

If a local people's procuratorate at any level discovers that a legally effective judgment or ruling made by a people's court at the same level involves any of the circumstances specified in the preceding paragraph, it shall refer the case to the people's procuratorate one level higher to lodge a protest in accordance with the procedure for adjudication supervision.

Article 186: A people's court shall retry a case that is protested against a people's procuratorate.

Article 187: When a people's procuratorate decides to lodge a protest against a judgment or ruling made by a people's court, it shall prepare a written protest.

Article 188: When trying a case that is protested against a people's procuratorate, a people's court shall notify the people's procuratorate that it' should send personnel to appear in court.

PART SEVENTEEN: PROCEDURE FOR THE RECOVERY OF DEBTS

Article 189: When a creditor requests payment of money or delivery of a negotiable instrument from a debtor, he may apply to the competent basic-level people's court for a payment order provided that:

1. the creditor and the debtor are not involved in any other dispute over obligations; and
2. the payment order can be served on the debtor.

The written application shall clearly state the requested amount of money or quantity of the negotiable instruments and the facts and evidence on the basis of which the application is made.

Article 190: A people's court shall, within five days after a creditor has submitted his application, notify the creditor whether it has accepted the case.

Article 191: After accepting an application for a payment order, a people's court, having found the relationship of debtor and creditor to be definite and lawful upon examination of the facts and evidence presented by the creditor, shall issue a payment order to the debtor within 15 days from the date of acceptance of the application. If the application is untenable, a ruling shall be made to reject it.

The debtor shall, within 15 days from the date of receipt of the payment order, settle his debt or submit a written objection to the people's court.

If the debtor neither submits an objection nor performs the payment order within the time limit specified in the preceding paragraph, the creditor may apply to the people's court for execution.

Article 192: Upon receipt of a written objection submitted by the debtor, the people's court shall rule to terminate the procedure for recovery of a debt, whereupon the payment order shall automatically become void and the creditor may institute an action.

PART EIGHTEEN: PROCEDURE FOR PUBLIC INVITATION TO ASSERT CLAIMS

Article 193: If a negotiable instrument that regulations permit to be assigned by endorsement is stolen, lost, or destroyed, its holder may apply for a public invitation to assert claims to the basic-level people's court of the place where payment on the negotiable instrument is to be made. This Part shall apply to other matters for which, according to the law, applications may be submitted for a public invitation to assert claims.

An applicant shall submit to the people's court a written application clearly stating the main particulars of the negotiable instrument such as its face amount, drawer, holder and endorser, and the reasons and facts pertaining to the application.

Article 194: When a people's court decides to accept an application, it shall simultaneously notify the drawee that he should suspend payment, and within three days issue a public notice to invite interested parties to assert their claims. The period of the public invitation to assert claims shall be decided by the people's court according to the circumstances, provided that it shall not be less than 60 days.

Article 195: Upon receipt of a notice from the people's court to suspend payment, the drawee shall act accordingly until the conclusion of the procedure for public invitation to assert claims.

During the period of the public invitation to assert claims, any act relating to the assignment of rights in the negotiable instrument shall be invalid.

Article 196: Interested parties as claimants shall submit an application to the people's court during the period of the public invitation to assert claims.

After receiving an application from an interested party, the people's court shall rule to conclude the procedure for public invitation to assert claims, and shall notify the applicant and the drawee.

The applicant or the claimant may institute an action in the people's court.

Article 197: If no one assert claims, the people's court shall make a judgment to declare the negotiable instrument void on the basis of the application of the applicant. Judgment shall be pronounced in a public notice, and the drawee shall be notified of it. As from the date of public pronouncement of the judgment, the applicant shall have the right to claim payment from the drawee.

Article 198: If an interested party was unable for proper cause to report to the people's court prior to judgment, he shall, within one year from the day he knew or ought to have known of the public announcement of the judgment, institute an action at the people's court that made the judgment.

PART NINETEEN: PROCEDURE FOR DEBT REPAYMENT BY BANKRUPT ENTERPRISES WITH THE STATUS OF A LEGAL PERSON

Article 199: If an enterprise with the status of a legal person is unable to repay its due debts because of serious losses, its creditors may apply to a people's court to have the debtor declared bankrupt and to be repaid. Alternatively, the debtor may apply to a people's court to have itself declared bankrupt and to have repayment of its debts arranged for.

Article 200: Within 10 days after making a ruling to declare the commencement of the procedure for debt repayment by a bankrupt enterprise, the people's court shall notify the debtor and the known creditors and issue a public notice.

Creditors shall report their claims to the people's court within 30 days after receipt of the notice. Creditors who have not received a notice shall report their claims to the people's court within three months from the date of the public notice. Creditors who fail to report their claims within the time limit shall be deemed to have waived their claims.

The creditors may organize a creditors' meeting to discuss and adopt a proposal for the disposal and distribution of the property of the bankrupt enterprise or to reach a settlement agreement.

Article 201: The people's court may set up a liquidation committee composed of relevant authorities and personnel. The liquidation committee shall be responsible for the custody, putting in order, appraisal, disposal and distribution of the property of the bankrupt enterprise. The liquidation committee may carry out the necessary civil acts in accordance with the law. The liquidation committee shall be accountable to, and report its work to, the people's court.

Article 202: If an enterprise with the status of a legal person reaches a settlement agreement with its creditors, the people's court shall, upon recognition of the agreement, issue a public notice and suspend the procedures for debt repayment by the bankrupt enterprise. The settlement agreement shall have legal effect from the date of the public notice.

Article 203: Where charged property is used as collateral for bank loans or other credit or used as other security, the bank or other creditor shall have priority in receiving repayment with respect to such collateral or other security. If the value of the collateral or other security exceeds the amount of the debt it secures, the balance shall be treated as property to be applied to debt repayment by the bankrupt enterprise.

Article 204: After priority payment of the bankruptcy expenses from the property of the bankrupt enterprise, the remaining property shall be applied to repayment in the following order:

1. wages of staff and workers and labour insurance premiums owed by the bankrupt enterprise;
2. taxes owed by the bankrupt enterprise; and
3. bankruptcy claims.

If the property of the bankrupt enterprise is insufficient to repay all the debts within the same order of priority, it shall be distributed on a *pro-rata* basis.
Article 205: Debt repayment by a bankrupt enterprise with the status of a legal person shall come under the jurisdiction of the people's court of the place where the enterprise is located.
Article 206: The *PRC, State Enterprise Insolvency Law* shall apply to the procedure for debt repayment by bankrupt enterprises owned by the State.
This Part shall not apply to entities without the status of enterprise legal person, individually-owned industrial and commercial business, rural contractor or partnership.

DIVISION THREE: EXECUTION PROCEDURES

PART TWENTY: GENERAL PROVISIONS

Article 207: A legally effective civil judgment or ruling, as well as that portion of a legally effective criminal judgment or ruling that pertains to property, shall be enforced by the people's court of first instance.
Other legal documents that shall be enforced by the people's courts as provided for by law shall be enforced by the people's court of the place where the person subject to execution is domiciled or where the property subject to execution is located.
Article 208: If, in the course of execution, a person who is not a participant in the case raises an objection to the object of execution, the execution officer shall examine the objection in accordance with the statutory procedure. If the objection is untenable, it shall be rejected. If the objection is tenable, the president of the people's court shall approve execution. If a real error is discovered in the judgment or ruling, the matter shall be handled in accordance with the procedure for adjudication supervision.
Article 209: Execution shall be carried out by execution officers.
An execution officer shall show his credentials when taking enforcement measures. After execution is completed, a record shall be made of its particulars, which shall be signed and sealed by the persons present.
Basic-level and intermediate people's courts may establish execution authorities on the basis of need. The duties of execution authorities shall be determined by the Supreme People's Court.
Article 210: If the person or the property subject to execution is in another locality, the people's court of that locality may be entrusted with execution. The entrusted people's court must commence execution within 15 days after receipt of the letter of entrustment and shall not refuse to comply. After execution is completed, the entrusted people's court shall promptly reply to the entrusting people's court by letter, setting forth the result of the execution. If execution is not completed within 30 days, the entrusted people's court shall also inform the entrusting people's court by letter of the particulars of execution.
If the entrusted people's court does not execute the judgment or ruling within 15 days from the date of receipt of the letter of entrustment, the entrusting

people's court may request the people's court one level higher than the entrusted people's court to instruct it to execute the judgment or ruling.

Article 211: If, in the course of execution, the parties reach an agreement upon mediation at their own initiative, the execution officer shall make a record of the contents of the agreement and both parties shall sign or seal such record.

If a party fails to perform the mediation agreement, the people's court may, upon application by the other party, resume execution of the original effective legal document.

Article 212: If, in the course of execution, the person subject to execution provides security to the people's court, the people's court may decide to stay the execution and decide the term of such stay, subject to the consent of the person applying for execution. If the person subject to execution fails to perform within the specified term, the people's court shall have the power to execute the judgment or ruling against the security provided by the person subject to execution or the property of his guarantor.

Article 213: When a citizen subject to execution dies, his debts shall be repaid from his estate. When a legal person or another organization subject to execution is terminated, the person that inherits its rights and obligations shall perform the obligation.

Article 214: If, after execution is completed, an error is discovered in a judgment, ruling or other legal document on which execution is based and such judgment, ruling or other legal document is quashed by the people's court, the people's court shall make a ruling ordering the person who has obtained property subject to execution to return the property. If such person refuses to return the property, the ruling ordering the return of the property shall be enforced.

Article 215: This Division shall apply to the execution of written mediation statements prepared by a people's court.

PART TWENTY-ONE: APPLICATION FOR AND REFERRAL OF EXECUTION

Article 216: Parties must perform civil judgments or rulings that have become legally effective. If a party refuses to perform a ruling or judgment, the other party may apply to the people's court for execution. Alternatively, a judge may refer such judgment or ruling to an execution officer for execution.

The parties must perform any written mediation agreement or other legal document that is enforceable by the people's courts. If a party refuses to perform such a document, the other party may apply to the people's court for execution.

Article 217: If a party fails to perform an award of an arbitration institution established according to law, the other party may apply for execution to the competent people's court. The people's court to which an application is made shall execute the award.

If the party against whom the application is made presents evidence that proves that the arbitral award involves any of the following circumstances, the people's court shall, after examination and verification by a collegiate bench formed by the people's court, rule to deny execution:

1. the parties have neither included an arbitration clause in their contract, nor subsequently reached a written arbitration agreement;
2. matters decided in the award exceed the scope of the arbitration agreement or are beyond the arbitral authority of the arbitration institution;
3. the composition of the arbitral tribunal or the arbitration procedure did not conform to statutory procedure;
4. the main evidence for ascertaining the facts was insufficient;
5. the law was applied incorrectly; or
6. one or several arbitrators committed embezzlement, accepted bribes or practised graft or made an award that perverted the law.

If the people's court determines that the execution of the award would be against the public interest, it shall rule to deny execution.
The written ruling shall be served on both parties and on the arbitration institution.
If a people's court rules to deny execution of an arbitral award, a party may, in accordance with the written arbitration agreement between the two parties, re-apply to the arbitration institution for arbitration or institute an action in a people's court.
Article 218: If a party fails to perform its obligations pursuant to a document that has been lawfully rendered enforceable by a notary public, the other party may apply to the competent people's court for execution. The people's court to which the application is made shall execute the document.
If a notarized document of obligation contains an error, the people's court shall rule to deny execution and shall serve the written ruling on both parties and on the notary public.
Article 219: If either or both of the parties is or are citizens, the time limit for applying for execution shall be one year. If both parties are legal persons or other organizations, such time limit shall be six months.
The time limit provided for in the preceding paragraph shall commence from the last day of the time limit for performance specified in the legal document. If the legal document provides for performance in stages, the time limit shall commence from the last day of the time limit for performance of each stage.
Article 220: Upon receiving an application for execution or a document for referral of execution, an execution officer shall send a notice of execution to the person subject to execution, ordering such person to perform the obligation within the specified time limit. If such person fails to perform the obligation within the specified time limit, performance shall be enforced.

PART TWENTY-TWO: EXECUTION MEASURES

Article 221: If a person subject to execution fails to perform the obligation specified in the legal document in accordance with the notice of execution, the people's court shall have the power to direct inquiries to banks, credit cooperatives and other savings units about the deposits of the person subject to execution, and shall have the power to freeze or transfer the deposits of such person, provided that such inquiries, freezing or transfer does not exceed the scope of the obligation to be performed by the person subject to execution. When deciding to freeze or transfer deposits, a people's court shall make a ruling and issue a notice requesting assistance with execution, which must be complied with by the banks, credit cooperatives and other savings units.

Article 222: If a person subject to execution fails to perform the obligation specified in the legal document in accordance with the notice of execution, the people's court shall have the power to withhold or garnish a portion of the revenue of the person subject to execution that is sufficient to cover the obligation he should perform, provided that such measures leave enough revenue to cover the necessary living expenses of the person subject to execution and of his dependants.

When deciding to withhold or garnish revenue, a people's court shall make a ruling and issue a notice requesting assistance with execution. Such notice must be complied with by the work unit of the person subject to execution, banks, credit cooperatives and other savings units.

Article 223: If a person subject to execution fails to perform the obligation specified in the legal document in accordance with the notice of execution, the people's court shall have the power to seal up, distrain, freeze, auction off or sell off a portion of the property of the person subject to execution sufficient to cover the obligation he should perform, provided that such action does not deprive the person subject to execution and his dependents of daily necessities.

When adopting any of the foregoing measures, a people's court shall make a ruling.

Article 224: When a people's court seals up or distrains property and the person subject to execution is a citizen, the court shall notify the person subject to execution or an adult member of his family that he should come to the scene. If the person subject to execution is a legal person or another organization, the court shall notify the legal representative or principally responsible person of the person subject to execution that he should come to the scene. Refusal on the part of the notified person to come to the scene shall not affect the execution. If the person subject to execution is a citizen, his work unit or the basic-level organization in the place where his property is located shall send representatives to attend the execution.

An execution officer must prepare a list of the property sealed up or distrained. A copy of the list shall be delivered to the person subject to execution after the persons present at the scene have signed and sealed the list. If the person

subject to execution is a citizen, his copy may alternatively be delivered to an adult member of his family.

Article 225: An execution officer may designate the person subject to execution to take custody of the property sealed-up. The person subject to execution shall bear any losses incurred due to his fault.

Article 226: After property has been sealed up or distrained, the execution officer shall order the person subject to execution to perform the obligation specified in the legal document within the specified time limit. If such person does not perform such obligation within the specified time limit, the people's court may, according to regulations, deliver the property sealed up or distrained to the relevant work units for auction or sale. Goods that the State has prohibited to be traded freely shall be delivered to the relevant work units for purchase at the prices stipulated by the State.

Article 227: If a person subject to execution fails to perform the obligations specified in the legal document and conceals property, the people's court shall have the power to issue a search warrant and to search the place of residence of the person subject to execution or the place where the property is concealed.

The president of the court shall issue a search warrant when adopting any of the foregoing measures.

Article 228: Where a legal document stipulates that property or a negotiable instrument must be delivered, the execution officer shall either summon both parties before him to effect delivery or deliver the item himself. The person taking delivery shall sign for receipt.

If the relevant work unit is holding such property or negotiable instrument, it shall deliver the item in accordance with the notice requesting assistance with execution issued by the people's court and the person taking delivery shall sign for receipt.

If the citizen concerned is holding such property or negotiable instrument, the people's court shall order him to release the item. If he refuses to do so, the people's court shall enforce such release.

Article 229: To evict a person subject to execution from a house or a piece of land, the president of a people's court shall issue a public notice to order him to perform within the specified time limit. If the person subject to execution fails to perform within the specified time limit, an execution officer shall enforce the order.

At the time of eviction, if the person subject to execution is a citizen, he or an adult member of his family shall be notified that he should come to the scene. If the person subject to execution is a legal person or another organization, the legal representative or the head of the organization subject to execution shall be notified that he should come to the scene. Refusal on the part of the notified person to come to the scene shall not affect the execution. If the person subject to execution is a citizen, his work unit or the basic-level organization of the place where the house or land is located shall send representatives to

attend the execution. The execution officer shall make a record of the particulars of the execution, which shall be signed or sealed by the persons at the scene.

The people's court shall send personnel to transport the property removed from the house from which the person subject to execution was evicted to a designated location for delivery to the person subject to execution. If such person is a citizen, such property and belongings may also be delivered to an adult member of his family. The person subject to execution shall bear any losses arising from the refusal to accept the property and belongings on the part of himself or the adult member of his family.

Article 230: If procedures for the transfer of title deeds must be carried out in the course of execution, the people's court may issue a notice requesting assistance with execution to the relevant work units, which must comply with such notice.

Article 231: If a person subject to execution fails to perform the act specified in a judgment, ruling or other legal document in accordance with the notice of execution, the people's court may compel performance or entrust a relevant work unit or other person with such performance, at the expense of the person subject to execution.

Article 232: If a person subject to execution fails to perform his obligations to pay within the time limit specified in a judgment, ruling or other legal document, he shall pay twice the amount of interest on the debt for the period during which the performance is deferred. If a person subject to execution fails to perform any other obligations within the time limit specified in a judgment, ruling or other legal document, he shall pay a fine for deferred performance.

Article 233: If a person subject to execution is still unable to repay his debts after a people's court has adopted any of the execution measures provided for in Articles 221, 222 and 223 hereof, he shall continue to perform his obligation. If a creditor finds that the person subject to execution has other property, he may request execution by the people's court at any time.

PART TWENTY-THREE: SUSPENSION AND TERMINATION OF EXECUTION

Article 234: Under any of the following circumstances, the people's court may rule to suspend execution:

1. the applicant indicates that the execution may be deferred;
2. a person who is not a participant in the case raises an objection on reasonable grounds with respect to the object of execution;
3. a citizen, being one of the parties, dies and it is necessary to wait for his successor to succeed to his rights or to assume his obligations;
4. a legal person or another organization, being one of the parties, is terminated and the person that will inherit to its rights and obligations has not yet been determined; or

5. other circumstances which the people's court deems to call for suspension of execution.

Execution shall be resumed when the circumstances calling for suspension of execution cease.

Article 235: Under any of the following circumstances, a people's court shall rule to terminate execution:

1. the applicant withdraws his application;
2. the legal document on which the execution is based is quashed or revoked;
3. the person subject to execution is a citizen, who dies without an estate against which execution can be effected and without a person to assume his obligations;
4. the person who has the right to claim payment of overdue alimony, maintenance or child support dies;
5. the person subject to execution is a citizen who has lost his ability to work and is unable to repay a loan due to poor financial circumstances and lack of a source of revenue; or
6. other circumstances occur that the people's court deems to require the termination of execution.

Article 236: A ruling of suspension or termination of execution shall become effective immediately after it has been served on the parties.

DIVISION FOUR: SPECIAL PROVISIONS FOR CIVIL ACTIONS INVOLVING FOREIGN PARTIES

PART TWENTY-FOUR: GENERAL PROVISIONS

Article 237: This Division shall apply to civil actions within the territory of the People's Republic of China involving foreign parties. For matters not addressed in this Division, the other relevant provisions of this Law shall apply.

Article 238: If an international treaty that the People's Republic of China has concluded or acceded to contains provisions that are inconsistent with this Law, the provisions of the international treaty shall prevail, except for those provisions to which the People's Republic of China has declared its reservations.

Article 239: Civil actions instituted against foreigners, foreign organizations or international organizations that enjoy diplomatic privileges and immunities shall be handled in accordance with the relevant laws of the People's Republic of China and the relevant international treaties concluded or acceded to by the People's Republic of China.

Article 240: In trying civil cases involving foreign parties, a people's court shall use the written and spoken language commonly used in the People's Republic of China. At the request of a party, translation may be provided at the expense of such party.

Article 241: If a foreigner, stateless person or foreign enterprise or foreign organization that sues or is sued in a people's court is required to appoint a lawyer as his or its agent *ad litem*, he or it must entrust a lawyer of the People's Republic of China.

Article 242: When a foreigner, stateless person or foreign enterprise or foreign organization without a domicile within the territory of the People's Republic of China appoints a lawyer or another person of the People's Republic of China as his or its agent *ad litem*, the power of attorney sent or forwarded from outside the territory of the People's Republic of China shall become effective only after it has been notarized by a notary public of his or its state and either has been authenticated by the embassy or a consulate of the People's Republic of China in that state or certification procedures provided for in the relevant treaty between the People's Republic of China and that state have been carried out.

PART TWENTY-FIVE: JURISDICTION

Article 243: Where an action is instituted against a defendant without a domicile inside the territory of the People's Republic of China concerning a dispute over a contract or rights and interests in property, if the contract was executed or performed within the territory of the People's Republic of China, or the subject matter of the action is located within the territory of the People's Republic of China, or the defendant has distrainable property within the territory of the People's Republic of China, or the defendant maintains a representative office within the territory of the People's Republic of China, the action may come under the jurisdiction of the people's court of the place where the contract was executed, the place where the contract was performed, the place where the object of action is located, the place where the distrainable property is located, the place where the tort was committed or the place where the representative office is domiciled.

Article 244: The parties to a dispute involving a foreign party over a contract or over rights and interests in property may, by written agreement, select the jurisdiction of the court of the place with a real connection with the dispute. If they elect to come under the jurisdiction of the people's court of the People's Republic of China, such selection may not violate the provisions of this Law concerning jurisdiction by level and exclusive jurisdiction.

Article 245: If a defendant in a civil action involving a foreign party does not object to the jurisdiction of a people's court and responds to the suit by filing a bill of defence, he shall be deemed to have recognized the jurisdiction of such people's court.

Article 246: An action instituted for a dispute arising from the performance in the People's Republic of China of a Sino-foreign equity joint venture contract, a Sino-foreign cooperative joint venture contract or a contract for Sino-foreign cooperative exploration and development of natural resources shall come under the jurisdiction of the people's courts of the People's Republic of China.

PART TWENTY-SIX: SERVICE AND TIME PERIODS

Article 247: A people's court may serve procedural documents on a party without a domicile within the territory of the People's Republic of China in the following ways:

1. service in the way specified in an international treaty concluded between or acceded to by the state of the person to be served and the People's Republic of China;
2. service through diplomatic channels;
3. if the person to be served is a national of the People's Republic of China, entrustment of the embassy or a consulate of the People's Republic of China in the state where such person is located with service on its behalf;
4. service on the agent *ad litem* appointed by the person to be served and authorized to accept service on his behalf;
5. service on the representative office, or the branch or business agent authorized to accept service, established within the territory of the People's Republic of China by the person to be served;
6. service by post, if permitted by the law of the state of the person to be served. If the acknowledgment of service is not returned within six months from the date of posting, but various circumstances justify the assumption that the documents have been served, the documents shall be deemed to have been served on the date of expiry of the time limit; or
7. if the documents cannot be served by any of the above methods, service may be effected by public announcement. The documents shall be deemed to have been served when six months have elapsed since the date of the public announcement.

Article 248: If a defendant does not have a domicile within the territory of the People's Republic of China, the people's court shall serve a copy of the statement of claim on the defendant and notify the defendant that he should submit a statement of defence within 30 days of receipt of the copy of the bill of defence. If the defendant applies for an extension of the time limit, the people's court shall decide on the application.

Article 249: If a party without a domicile within the territory of the People's Republic of China disagrees with the judgment or ruling rendered by the people's court of first instance, he shall have the right to lodge an appeal within 30 days from the date on which the judgment or ruling is served. The respondent shall file a statement of defence within 30 days after the date of receipt of the copy of the appeal petition. If a party is unable to lodge an appeal or to submit a defence within the statutory time limit and applies for an extension of the time limit, the people's court shall decide on the application.

Article 250: The period for the trial by the people's court of civil cases involving foreign parties shall not be subject to the restrictions of Articles 135 and 159 hereof.

PART TWENTY-SEVEN: PRESERVATION OF PROPERTY

Article 251: A party may apply to a people's court for preservation of property in accordance with Article 92 of this Law.

An interested party may apply to a people's court for preservation of property prior to the institution of an action in accordance with Article 93 hereof.

Article 252: After the people's court has ruled to allow preservation of property prior to the institution of an action, the applicant shall institute an action within 30 days. If the applicant fails to institute an action within the time limit, the people's court shall cancel the preservation of property.

Article 253: If, after the people's court has rendered a ruling to allow preservation of property prior to the institution of an action, the person against whom the application is made provides security, the people's court shall cancel the preservation of property.

Article 254: If an application for preservation of property is made wrongfully, the applicant shall compensate the person against whom the application is made for any loss incurred as a result of the ruling for the preservation of property.

Article 255: If a people's court decides that the preserved property needs to be kept under surveillance, it shall notify the relevant work unit that it should take charge of surveillance. The surveillance expenses shall be borne by the person against whom the application is made.

Article 256: An order of a people's court to cancel preservation shall be carried out by an execution officer.

PART TWENTY-EIGHT: ARBITRATION

Article 257: Where disputes that arise from economic, trade, transport or maritime activities involve foreign parties, if the parties have included an arbitration clause in their contract or subsequently reach a written arbitration agreement that provides that such disputes shall be submitted for arbitration to an arbitration institution of the People's Republic of China for foreign-related disputes or to another arbitration institution, no party may institute an action in a people's court.

If the parties have neither included an arbitration clause in their contract nor subsequently reached a written arbitration agreement, an action may be instituted in a people's court.

Article 258: If a party applies for preservation of property, the arbitration institution of the People's Republic of China for foreign-related disputes shall submit the application to the intermediate people's court of the place where the domicile of the person against whom the application is made is located or where the property is located.

Article 259: After an award has been made by an arbitration institution of the People's Republic of China for foreign-related disputes, no party may institute an action in a people's court. If a party fails to perform the arbitral award, the other party may apply for execution to the intermediate people's court of the

place where the domicile of the person against whom an application is made is located or where the property is located.

Article 260: If the person against whom the application is made presents evidence that proves that the arbitral award made by an arbitration institution of the People's Republic of China for foreign-related disputes involves any of the following circumstances, the people's court shall, after examination and verification by a collegiate bench formed by the people's court, rule to deny execution of the award:

1. the parties have neither included an arbitration clause in their contract nor subsequently reached a written arbitration agreement;
2. the person against whom the application is made was not requested to appoint an arbitrator or take part in the arbitration proceedings or the person was unable to state his opinions due to reasons for which he is not responsible;
3. the composition of the arbitration tribunal or the arbitration procedure was not in conformity with the rules of arbitration; or
4. matters decided in the award exceed the scope of the arbitration agreement or are beyond the arbitral authority of the arbitration institution.

If the people's court determines that the execution of the said award would be against public interest, it shall rule to deny execution.

Article 261: If a people's court rules to deny execution of an arbitral award, a party may, in accordance with a written arbitration agreement between the two parties, re-apply to the arbitration institution for arbitration, or institute an action in a people's court.

PART TWENTY-NINE: JUDICIAL ASSISTANCE

Article 262: Pursuant to international treaties concluded or acceded to by the People's Republic of China or in accordance with the principle of reciprocity, people's courts and foreign courts may request mutual assistance in the service of legal documents, investigation, collection of evidence, and other acts in connection with litigation, on each other's behalf.

If any matter in which a foreign court requests assistance would harm the sovereignty, security or public interest of the People's Republic of China, the people's court shall refuse to comply with the request.

Article 263: The request for and provision of judicial assistance shall be conducted through the channels stipulated in the international treaties concluded or acceded to by the People's Republic of China. Where no treaty relations exist, the request for and provision of judicial assistance shall be conducted through diplomatic channels.

The embassy or a consulate in the People's Republic of China of a foreign state may serve documents on, investigate, and take evidence from its citizens, provided that the law of the People's Republic of China is not violated and that no compulsory measures are adopted.

Except for the circumstances set forth in the preceding paragraph, no foreign agency or individual may, without the consent of the competent authorities of the People's Republic of China, serve documents, carry out an investigation or collect evidence within the territory of the People's Republic of China.
Article 264: The letter of request for judicial assistance and its annexes submitted to a people's court by a foreign court shall be accompanied by a Chinese translation or a text in another language as specified in the relevant international treaty.
The letter of request for judicial assistance and its annexes submitted to a foreign court by a people's court shall be accompanied by a translation in the language of that state or a text in another language as specified in the relevant international treaty.
Article 265: The judicial assistance provided by a people's court shall be carried out in accordance with the procedure prescribed by the law of the People's Republic of China. If a special method is requested by a foreign court, judicial assistance may also be provided using the special method requested, provided that such special method is not inconsistent with the law of the People's Republic of China.
Article 266: If a party applies for execution of a legally effective judgment or ruling made by a people's court and the party subject to execution or his property is not located within the territory of the People's Republic of China, the applicant may directly apply for recognition and execution to the competent foreign court. Alternatively, the people's court may, pursuant to an international treaty concluded or acceded to by the People's Republic of China or in accordance with the principle of reciprocity, request the foreign court to recognize and execute the judgment or ruling.
If a party applies for execution of a legally effective arbitral award made by an arbitration institution of the People's Republic of China for foreign-related disputes and the party subject to execution or its property is not located within the territory of the People's Republic of China, it shall directly apply for recognition and execution to the competent foreign court.
Article 267: If a legally effective judgment or ruling made by a foreign court requires recognition and execution by a people's court of the People's Republic of China, the party concerned may directly apply for recognition and execution to the competent intermediate people's court of the People's Republic of China. Alternatively, the foreign court may, pursuant to the provisions of an international treaty concluded between or acceded to by the foreign state and the People's Republic of China, or in accordance with the principle of reciprocity, request the people's court to recognize and execute the judgment or ruling.
Article 268: Having received an application or a request for recognition and execution of a legally effective judgment or ruling of a foreign court, a people's court shall review such judgment or ruling pursuant to international treaties concluded or acceded to by the People's Republic of China or in accordance

with the principle of reciprocity. If, upon such review, the people's court considers that such judgment or ruling neither contradicts the basic principles of the law of the People's Republic of China nor violates State sovereignty, security and the public interest, it shall rule to recognize its effectiveness. If execution is necessary, it shall issue an order of execution, which shall be implemented in accordance with the relevant provisions of this Law. If such judgment or ruling contradicts the basic principles of the law of the People's Republic of China or violates State sovereignty, security or the public interest, the people's court shall refuse to recognize and execute the judgment or ruling.
Article 269: If an award made by a foreign arbitration institution must be recognized and executed by a people's court of the People's Republic of China, the party concerned shall directly apply to the intermediate people's court of the place where the party subject to execution is domiciled or where his property is located. The people's court shall handle the matter pursuant to international treaties concluded or acceded to by the People's Republic of China or in accordance with the principle of reciprocity.
Article 270: This Law shall be implemented as of the date of promulgation. The *PRC, Civil Procedure Law (Trial Implementation)* shall be repealed simultaneously.

股份有限公司规范意见

股份有限公司规范意见

体改生[1992]第31号附件

1992年5月15日

第一章　总　则

第一条　股份有限公司（以下简称公司）是指注册资本由等额股份构成并通过发行股票（或股权证）筹集资本，股东以其所认购股份对公司承担有限责任，公司以其全部资产对公司债务承担责任的企业法人。

第二条　公司必须遵守国家法律、法规及本规范意见（以下简称规范），维护国家利益和社会公共利益，接受政府有关部门的依法监督。

公司应遵守《股份制企业试点办法》及其配套政策。

第三条　公司的合法权益和经营活动依法受到保护，任何机关、团体和个人不得侵犯或者非法干涉。

第四条　公司不得成为其他营利性组织的无限责任股东。

公司作为其他营利性组织的有限责任股东时，对其他组织的投资总额，不得超过本公司净资产的百分之五十。但投资公司和政府授权部门批准的控股公司可不受此限。

第五条　公司名称中应标明“股份有限公司”字样，并应符合企业法人名称登记管理的规定。

第六条　公司以其主要办事机构所在地为住所。

第二章　设　立

第七条　公司可以采取发起方式或募集方式设立。

采取发起方式设立，公司股份由发起人认购，不向发起人之外的任何人募集股份。国家大型建设项目方可采用发起方式设立公司。

募集方式包括定向募集和社会募集两种。采取定向募集方式设立，公司发行的股份除由发起人认购外，其余股份不向社会公众公开发行，但可以向其他法人发行部分股份，经批准也可以向本公司内部职工发行部分股份。采取社会募集方式设立，公司发行的股份除由发起人认购外，其余股份应向社会公众公开发行。

采取发起方式设立和定向募集方式设立的公司，称为定向募集公司；采取社会募集方式设立的公司，称为社会募集公司。定向募集公司在公司成立一年以后增资扩股时，经批准可转为社会募集公司。

第八条　以募集方式设立公司的发起人认购的股份，不得少于公司应发行的股份总数的百分之三十五。

第九条　设立公司应有三个以上（含三个）发起人。

国营大型企业改组成为公司的，经特别批准，发起人可为该大型企业一人，但应采用募集方式设立公司。

第十条　公司发起人，是指按照本规范订立发起人协议，提出设立公司申请，认购公司股份，并对公司设立承担责任者。

公司发起人应是在中华人民共和国境内设立的法人（不含私营企业、外商独资企业）。但中外合资经营企业作发起人时不能超过发起人数的三分之一。自然人不得充当发起人。

第十一条　原有企业改组为公司，须将原有企业全部资产投入公司。原有企业可作为设立公司的发起人。不以原有企业作发起人时，原有企业的资产所有者应作为设立公司的发起人。

原有企业改组为公司时，应对原有企业的债权、债务进行清理，委托具有资格的资产评估机构进行资产评估和注册会计师进行验资，界定原有企业净资产产权。原有企业的债权、债务由改组后的公司承担。原有企业在公司设立后即自行终止。

原有企业改组为公司，如以原有企业为发起人，应经原有企业资产所有者批准并委派股东代表。

第十二条　公司注册资本应为在工商行政管理机关登记的实收股本总额。

股本总额为公司股票面值与股份总数的乘积。

公司注册资本的最低限额为人民币一千万元。有外商投资的公司的注册资本不应少于人民币三千万元。

第十三条　发起人达成设立公司协议后，可共同委托一个发起人办理设立公司的申请手续。

（一）以公司主营范围确定其行业主管部门，由行业主管部门负责审核公司设立的意见；

（二）国家规定需要报批的基本建设项目、技术改造项目、涉及外商投资项目和其他需要经政府有关部门批准的事项，应办理相应的批准手续；

（三）由原外商投资企业改组为公司的，对原合同、章程的修改应报原审批机关审查同意后，报中华人民共和国对外经济贸易部审查同意；

（四）发起人向政府授权审批公司设立的部门（由国家或省、自治区、直辖市的体改委牵头，以下简称政府授权部门）提交设立公司的协议书、申请书、可行性研究报告、公司章程、资产评估报告、验资报告、招股说明书和行业主管部门审查意见等文件，由政府授权部门审查、批准；

（五）外商投资股份达百分之二十五以上的公司，批准后由中华人民共和国对外经济贸易部核发批准证书；

（六）经政府授权部门批准后，发起人应自批准之日起三十日内到同级工商行政管理机关办理筹建登记手续。

第十四条　发起人提交的各项文件必须用中文书写。在发起人各方认为需要时，可商定再用一种外文书写，但以审批生效的中文文本为准。

第十五条　设立公司的申请书，应概要说明：

（一）发起人的名称、住所、法定代表人；

（二）公司的名称、目的及宗旨；

（三）公司的资金投向、经营范围；

（四）公司设立方式，总投资、股本总额、发起人认购比例、股份募集范围及募集途径；

（五）公司的股份总数、各类别股份总数、每股面值及股权结构；

（六）发起人基本情况、资信证明（原有企业改组为公司的，应说明改组理由）；

（七）其他需要说明的事项；

（八）提出申请的时间，发起人的法定代表人签名并加盖发起人单位公章。

第十六条　设立公司可行性研究报告应包括下列内容：

（一）公司的名称、住所；

（二）发起人的生产经营情况、资信状况和投资能力（原有企业改组为公司的，还应包括近三年生产经营、资产与负债、利润等情况）；

（三）公司总投资、股本总额、股份溢价发行测算、所需借贷资金、净资产占总资产比例；

（四）资金投向、规模、建设周期与费用估算；

（五）公司产品或经营范围、发展方向及市场需求状况；

（六）经济效益预测；

（七）其他需要说明的事项。

第十七条 公司章程必须载明：

（一）公司名称、住所；

（二）公司的宗旨、经营范围；

（三）公司的设立方式及其股份发行范围；

（四）公司注册资本、股份总数、各类别股份总数及其权益、每股金额；

（五）股份转让办法；

（六）股东的权利、义务；

（七）股东会的职权和议事规则；

（八）公司法定代表人（董事长或经理）及其职权；

（九）董事会的组成、职权和议事规则；

（十）经营管理机构的组成、职权和议事规则；

（十一）监事会的组成、职权和议事规则；

（十二）公司利润分配办法；

（十三）公司财务、会计、审计制度的原则；

（十四）劳动管理、工资福利、社会保险等规定；

（十五）章程修改的程序；

（十六）公司的终止与清算办法及程序；

（十七）通知和公告办法。

在不违反本规范的规定下，公司章程可对上款以外的其他事项作出规定。

第十八条 公司向社会公众公开发行股票，应按中国人民银行的有关规定，向中国人民银行或其授权的分行（以下简称人民银行）提出申请，经批准后方可发行。

第十九条 公司股份缴足后，发起人须于四十日内召集创立会议。会议应通知全体认股人参加，并在代表三分之二以上股份的认股人（或其委托的代理人）参加时会议即可召开。创立会议达不到代表三分之二以上的股份的认股人（或其委托的代理人）出席时，应按第四十八条的规定办理。

创立会议的职责是：

（一）听取、审查发起人关于设立公司的报告；

（二）通过发起人拟定的公司章程；

（三）选举公司的董事；

（四）选举公司的监事。

以上各项，须由创立会议决议通过，其中（一）、（三）、（四）项须符合第四十六条第（一）项的规定，第（二）项须符合第四十六条第（二）项的规定。

第二十条　创立会议后三十日内，董事会应向工商行政管理机关申请办理企业法人登记，并报送下列文件：

（一）登记申请书；

（二）政府授权部门批准设立文件；

（三）社会募集公司应提交人民银行批准募股的文件；

（四）公司章程；

（五）董事会成员及法定代表人名单（社会募集公司应附有简历）；

（六）创立会议记录；

（七）注册会计师出具的验资证明；

（八）其他要求的文件。

经工商行政管理机关核准登记注册后，公司即告成立，取得法人资格。

第二十一条　公司发起人应承担下列责任：

（一）公司发行的股份未能缴足时，应负连带认缴责任；

（二）公司不能成立时，对设立行为所产生的债务和费用负连带责任；

（三）社会募集公司不能成立时，对认股人已缴纳的股款，负返还股款及约定利息的连带责任；

（四）在设立过程中，由于发起人的过失致使公司受到损害时，负连带赔偿责任。

第三章　股　份

第二十二条　股东可以用货币投资，也可以用建筑物、厂房、机器设备等有形资产，或工业产权、非专利技术、土地使用权等无形资产折价入股。

以无形资产（不含土地使用权）作价所折股份，其金额一般不得超过公司注册资本的百分之二十。

用货币以外的其他资产折价入股的，须按国家有关规定对该资产进行评估和确认。

以国有资产折价入股的，须按国务院及国家国有资产管理局的有关规定办理资产评估、确认、验证手续。国有资产折价入股后形成的股份，符合第二十四条第（一）项的，构成国家股；符合第（二）项的，构成法人股。

第二十三条　公司设置普通股，并可设置优先股。

普通股的股利在支付优先股股利之后分配。普通股的股利不固定，由公司按照本规范确定的程序决定。

公司对优先股的股利须按约定的股利率支付。优先股不享有公司公积金权益。当年可供分配股利的利润不足以按约定的股利率支付优先股股利的，由以后年度的可供分配股利的利润补足。公司章程中可对优先股的其他权益作出具体规定。

公司终止清算时，优先股股东先于普通股股东取得公司剩余财产。

第二十四条　公司的股份按投资主体分为国家股、法人股、个人股和外资股。

（一）国家股为有权代表国家投资的政府部门或机构以国有资产投入公司形成的股份。

国家股一般应为普通股。

国家股由国务院授权的部门或机构，或根据国务院决定，由地方人民政府授权的部门或机构持有（以下简称持有国家股的部门、机构），并委派股权代表。

（二）法人股为企业法人以其依法可支配的资产投入公司形成的股份，或具有法人资格的事业单位和社会团体以国家允许用于经营的资产向公司投资形成的股份。

一个公司拥有另一个企业百分之十以上的股份，则后者不能购买前者的股份。

（三）个人股为社会个人或本公司内部职工以个人合法财产投入公司形成的股份。

一个自然人所持股份（不含外国和我国香港、澳门、台湾地区投资者所持外资股）不得超过公司股份总额的千分之五。

定向募集公司内部职工认购的股份，不得超过公司股份总额的百分之二十。

社会募集公司的本公司内部职工认购的股份，不得超过公司向社会公众发行部分的百分之十。由定向募集公司转为社会募集公司者，超过此限时不得再向内部职工配售股份。

社会募集公司向社会公众发行的股份，不少于公司股份总数的百分之二十五。国家另有规定的除外。

（四）外资股为外国和我国香港、澳门、台湾地区投资者以购买人民币特种股票形式向公司投资形成的股份。

根据资产的性质，国有资产投资形成的股份和集体所有资产投资形成的股份统称为公有股份。

第二十五条　公司的股份采取股票形式。但定向募集公司应以股权证替代股票（下同）。

定向募集公司不得发行股票，社会募集公司不得发行股权证。

第二十六条　公司股票应为记名股票。

股票一律用股东姓名或单位名称记名。

部门、机构持有的股票和法人持有的股票，应记载部门、机构或法人名称，不得另立户名或以代表人姓名记名。

自然人在股票上记载的姓名应与居民身份证或护照相一致。

第二十七条　公司不得发行无面值股票。

股票的发行价格不得低于股票的面值。

公司同次发行的同种类别股票，发行价格须一致。

第二十八条　股票是公司签发的证明股东按其所持股份享有权利和承担义务的书面凭证。

股票应载明下列事项：

（一）发行股票的公司的名称、住所；

（二）公司设立登记或新股发行之变更登记的文号及日期；

（三）公司注册资本、股份类别、每股金额、股票面值；

（四）本次发行的股份数；

（五）股东姓名或名称；

（六）股票号码；

（七）发行日期；

（八）其他需要载明的事项。

股权证除载明上款事项外，还应载明认购与转让范围。

股票由董事长签名，公司盖章后生效。

股票应加具人民银行批准募股的文号及日期；股权证应加具政府授权部门批准募股的文号及日期。

第二十九条　准许有外商投资的公司，经中国人民银行批准后可发行人民币特种股票（简称Ｂ种股票）。

Ｂ种股票是指以人民币标明股票面值，以外币认购和进行交易，专供外国和我国香港、澳门、台湾地区的投资者买卖的股票。

外国和我国香港、澳门、台湾地区的投资者不得买卖人民币股票（简称Ａ种股票），非外国和我国香港、澳门、台湾地区的投资者不得买卖Ｂ种股票。

第三十条　股东可以按照国家有关规定和公司章程的规定转让股份，并可以赠与（公有股份不可赠与）、继承和抵押，但不得违反以下规定：

（一）采取发起方式设立的公司，公司股权证的转让须在法人之间进行；定向

募集方式设立的公司，其股权证按其原持有人身份，可在法人之间以及公司内部职工之间转让，本公司内部职工持有的股权证要严格限定在本公司内部，不得向公司以外的任何个人发行和转让。以上两种方式设立的定向募集公司在公司成立一年以后，增资扩股时如需转为社会募集公司，扩大股份的认购和转让范围，应按照国家规定的审批权限并按第三十四条的规定，经批准后方可进行，同时应换发股票；

（二）各种法人均不得将持有的公有股份、认股权证和优先认股权转让给本法人单位的职工，不得将以集体福利基金、奖励基金、公益金购买的股份派送给职工；

（三）国家股、外资股的转让需按国家有关规定进行；

（四）发起人认购的股份自公司成立之日起一年内不得转让；

（五）公司内部职工的股份（除去职和死亡者的股份外），在公司配售后三年内不得转让；

（六）公司董事和经理在任职的三年内不得转让本人所持有的公司股份。三年后在任职内转让的股份不得超过其持有公司股份额的百分之五十，并须经董事会同意。社会募集公司的董事或经理转让股份还应报国家或省、自治区、直辖市的体改委（以下简称体改部门）和人民银行备案；

（七）公司股份自公司清算之日起不得转让。

第三十一条　发起人以外的单个股东，欲获得社会募集公司股份总额的百分之十以上的股份时，必须通知公司，并经人民银行和体改部门批准。

第三十二条　公司非因减少资本等特殊情况，不得收购本公司股票，亦不得库存本公司已发行股票。特殊情况需收购、库存本公司已发行股票者，须报请体改部门、人民银行专门批准后方可进行。

第三十三条　股东遗失股票应公告声明所失股票失效，如九十日内公司未收到任何异议，遗失股票股东可以向公司申请补发股票。

第三十四条　公司增加资本发行股份，应由董事会制订方案，经股东大会通过增加资本和修改章程决议，并按规定办理相应手续。有外商投资的公司应报中华人民共和国对外经济贸易部，社会募集公司还应向人民银行申请发行股票，经批准后方可进行。

股份募足后，向原登记的工商行政管理机关申请增资变更登记。

第三十五条　公司增加股份，如用于投资项目，应符合国家产业政策和行业、地区发展规划。

第三十六条　公司增加股份的间隔时间不得少于十二个月。

第三十七条　公司增加股份时按发行价格计算的新股不得超过原有公司净资产。国家另有规定的除外。

第三十八条　公司连续两年盈利不足以支付优先股股利或支付优先股股利后两年内未支付普通股股利的，不得增加股份。

第四章　股东和股东会

第三十九条　公司的股份持有人为公司股东。股东按其持有股份的类别和份额享有权利、承担义务。

普通股股东有出席或委托代理人出席股东会并行使表决权的权利，每一股都拥有同等表决权。

优先股股东无表决权。但公司连续三年不支付优先股股利时，优先股股东即享有第四十一条规定的权利。

第四十条　法人作为公司股东时，应由法定代表人或法定代表人的代理人代表其行使权利。

第四十一条　股东有以下权利：

（一）出席或委托代理人出席股东会并行使表决权；

（二）依本规范及公司章程的规定转让股份；

（三）查阅公司章程、股东会会议纪要、会议记录和会计报告，监督公司的经营，提出建议或质询；

（四）按其股份取得股利；

（五）公司终止后依法取得公司的剩余财产；

（六）公司章程规定的其他权利。

第四十二条　股东有以下义务：

（一）遵守公司章程；

（二）依其所认购股份和入股方式缴纳股金；

（三）依其所持股份为限，对公司的债务承担责任；
（四）在公司办理工商登记手续后，股东不得退股；
（五）公司章程规定的其他义务。
另外，公司股份的认购人逾期不能缴纳股金，视为自动放弃所认股份。对公司造成损害的，应负赔偿责任。

第四十三条　股东会是公司的最高权力机构，对下列事项作出决议，行使职权：
（一）审议、批准董事会和监事会的报告；
（二）批准公司的利润分配及亏损弥补；
（三）批准公司年度预、决算报告，资产负债表、利润表以及其他会计报表；
（四）决定公司增、减股本，决定扩大股份认购范围或由定向募集公司转为社会募集公司，以及批准公司股票交易方式的方案；
（五）决定公司发行债券；
（六）选举或罢免董事会成员和监事会成员，决定其报酬和支付方法；
（七）决定公司的分立、合并、终止和清算；
（八）修改公司章程；
（九）审议代表百分之五以上（含百分之五）股份股东的提案；
（十）公司章程规定需由股东会作出决议的其他事项。
股东会的决议内容不得违反法律、法规、本规范以及公司章程。

第四十四条　股东会分为股东年会和股东临时会。
（一）股东年会每年召开一次，并应于每会计年度终结后六个月内召开；
（二）有下列情形之一，董事会应召开股东临时会：
1．董事缺额达三分之一时；
2．公司累计未弥补亏损达实收股本总额三分之一时；
3．代表公司股份百分之十以上（含百分之十）的两名以上（含两名）股东请求时；
4．董事会或监事会认为必要时。

第四十五条　股东会应由董事会召集，并于开会日的三十日以前但不得超过六十日通告股东。通告应载明召集事由。
股东临时会不得决定通告未载明事项。

第四十六条　股东会决议分普通决议和特别决议两种。
（一）普通决议应由代表股份总数二分之一以上的股东出席，并由出席股东的

二分之一以上的表决权通过；

（二）特别决议应由代表股份总数三分之二以上的股东出席，并由出席股东的三分之二以上的表决权通过。

第四十七条　股东会作出下列决议时，应由特别决议通过：

（一）公司增、减股本，扩大公司股份认购范围或由定向募集公司转为社会募集公司，股票交易方式；

（二）发行公司债券；

（三）公司合并、分立、终止和清算；

（四）修改公司章程；

（五）公司章程规定的需由特别决议通过的其他事宜

股东会作出的其他决议，由普通决议通过。

第四十八条　出席股东会的股东所代表的股份达不到第四十六条规定数额时，会议应延期二十日举行，并向未出席的股东再次通知。

延期后召开的股东会，出席股东所代表的股份仍达不到第四十六条规定的数额时，应视为已达法定数额，按实际出席股东所代表的股份数额计算表决权的比例达到第四十六条规定的比例时，大会作出的决议即为有效。

第四十九条　股东会决议时每一股有一票表决权。

第五十条　股东会议应作记录，会议的决议事项应形成会议纪要，会议记录及纪要应与出席股东的签名簿及代理出席的委托书一并保存。

第五十一条　第四十一条第（一）项、第四十三条至第四十九条不适用于优先股股东。

第五章　董事会和经理

第五十二条　董事会是公司的常设权力机构，向股东会负责。

董事会由不得少于五人（含五人）的奇数成员组成。

第五十三条　董事由股东会选举产生。董事可以由股东或非股东担任。

董事任期三年，可连选连任。

第五十四条　董事会应遵照国家法律、法规、本规范、公司章程及股东会决议履行职责。

第五十五条　董事会行使下列职权：

（一）决定召开股东会并向股东会报告工作；

（二）执行股东会决议；

（三）审定公司发展规划、年度生产经营计划；

（四）审议公司的年度财务预、决算，利润分配方案及弥补亏损方案；

（五）制订公司增、减股本，扩大股份认购范围或由定向募集公司转为社会募集公司，以及公司股票交易方式的方案；

（六）制订发行公司债券的方案和公司债务政策；

（七）决定公司重要资产的抵押、出租、发包和转让；

（八）制订公司分立、合并、终止的方案；

（九）任免包括公司经理、会计主管人员在内的高级管理人员，决定其报酬和支付方法；

（十）制订公司章程修改方案；

（十一）提出公司的破产申请；

（十二）公司章程规定的其他职权。

董事会作出前款决议事项，除第（五）、（六）、（七）、（八）、（十）项须由三分之二以上的董事表决同意外，其余可由半数以上的董事表决同意。董事长在争议双方票数相等时有两票表决权。

除本规范或公司章程规定由股东会决议事项外，董事会对公司重大业务和行政事项应有权作出决定。

第五十六条　董事会议每半年至少召开一次。董事会议由董事长召集，通知各董事时应书面载明事由。

经三分之一以上董事或公司经理提议，应召开特别董事会议。

召集董事会议的通知方式应在公司章程（或公司组织细则）中加以规定。

第五十七条　董事会开会时，董事应亲自出席。董事因故不能出席，可以书面委托其他董事代为出席董事会，委托书中应载明授权范围。

董事会议应作出记录，并由出席董事（包括未出席董事委托的代表）和记录员签字。董事有要求在记录上作出某些记载的权力。董事应依照董事会议记录承担决策责任。董事会的决议，违反第五十四条规定，致使公司受到严重损失时，参与决

议的董事对公司负赔偿责任。曾表示异议的董事，可免除责任。但不出席会议、又不委托代表的董事应视作未表示异议，不免除责任。

第五十八条　董事长由董事担任，由全部董事的三分之二以上选举和罢免。

第五十九条　董事长为公司法定代表人。董事长不能出任法定代表人时，由公司章程作出规定。

董事长行使下列职权：

（一）主持股东会和董事会；

（二）检查董事会决议的实施情况，并向董事会报告；

（三）签署公司股票；

（四）在发生战争、特大自然灾害等紧急情况下，对公司事务行使特别裁决权和处置权，但这种裁决和处置必须符合公司的利益，并在事后向董事会和股东会报告；

（五）公司章程规定或董事会决议授予的其他职权。

第六十条　除公司章程另有规定外，公司经理行使下列职权：

（一）组织实施股东会和董事会的决议，并将实施情况向董事会提出报告；

（二）全面负责公司的日常行政和业务活动；

（三）拟定公司的发展规划、年度生产经营计划和年度财务预、决算方案，以及利润分配方案和弥补亏损方案；

（四）任免和调配包括公司管理部门负责人（不含第五十五条第（九）项规定的人员）在内的管理人员和工作人员；

（五）决定对本公司职工的奖惩、升降级、加减薪，聘任、招用、解聘、辞退；

（六）代表公司对外处理业务；

（七）董事会授予的其他职权。

公司经理行使职权时，不得变更股东会和董事会的决议或超越授权范围。

第六十一条　凡有下列情况之一者，不能担任公司的董事或经理：

（一）无民事行为能力者和限制民事行为能力者；

（二）因经营管理不善被依法撤销或宣告破产企业的负有主要责任的董事、经理或厂长，自核准注销之日起未满三年者；

（三）因违法经营被吊销营业执照的企业原法定代表人，自决定吊销营业执照之日起未满三年者；

（四）刑满释放、假释或缓刑考验期满和解除劳教人员，自刑满释放、考验期满或解除劳教之日起未满三年者；

（五）因触犯刑法被司法机关立案调查，尚未结案者；
（六）国家法律、法规和政策规定不能担任企业领导职务者。

第六十二条　董事和经理对公司负有诚信和勤勉的义务，不得从事与本公司有竞争或损害本公司利益的活动。

第六章　监　事　会

第六十三条　公司可设立监事会，对董事会及其成员和经理等管理人员行使监督职能。

第六十四条　监事会成员不得少于三人（含三人）。监事任期三年，可连选连任。

监事会成员的三分之一以上（含三分之一），但不超过二分之一由职工代表担任，由公司职工推举和罢免。

监事会成员的三分之二以上（含三分之二），但不低于二分之一由股东大会选举和罢免。

监事会主席由全部监事的三分之二以上选举和罢免。

监事不得兼任董事、经理及其他高级管理职务。

第六十五条　监事会行使下列职权：
（一）监事会主席或监事代表列席董事会议；
（二）监督董事、经理等管理人员有无违反法律、法规、本规范、公司章程及股东会决议的行为；
（三）检查公司业务、财务状况，查阅帐簿和其他会计资料，并有权要求执行公司业务的董事和经理报告公司的业务情况；
（四）核对董事会拟提交股东会的会计报告、营业报告和利润分配方案等财务资料，发现疑问可以公司名义委托注册会计师、执业审计师帮助复审；
（五）建议召开临时股东会；
（六）代表公司与董事交涉或对董事起诉。
监事会向股东会负责并报告工作。

第六十六条　监事会决议应由三分之二以上（含三分之二）监事表决同意。

第六十七条　监事会行使职权时聘请律师、注册会计师、执业审计师等专业人员的费用，由公司承担。

第七章　财务会计与审计

第六十八条　公司应按照国家（试点期间可分别按财政部和审计署）有关法律、法规和政策制订公司的财务会计制度和内部审计制度。

第六十九条　公司应按财政部、国家统计局的规定，向有关政府部门报送报表，试点期间还应抄报体改部门。编制的年度资产负债表、利润表、财务状况变动表和其它有关附表等，应在股东会召开二十日前备置于公司住所，供股东查阅。年度会计报告须经注册会计师验证。

社会募集公司应按照有关规定公告有关文件。

第七十条　公司缴纳所得税后的利润，应按下列顺序分配：

（一）弥补亏损；

（二）提取法定盈余公积金；

（三）提取公益金；

（四）支付优先股股利；

（五）提取任意盈余公积金；

（六）支付普通股股利。

优先股股利和普通股股利均不得在成本、费用中列支。

第七十一条　公积金分为盈余公积金和资本公积金两类：

（一）盈余公积金。盈余公积金分为法定盈余公积金和任意盈余公积金两种：

1．法定盈余公积金按照税后利润的百分之十提取，当盈余公积金已达注册资本百分之五十时可不再提取；

2．任意盈余公积金按照公司章程规定或股东会决议提取和使用。

（二）资本公积金。下列款项应列入资本公积金：

1．超过股票面额发行所得的溢价额；

2．接受赠与；

3．按照国家有关规定应列入的其他款项。

第七十二条　法定盈余公积金和资本公积金的用途限于下列各项：

（一）弥补亏损。公司可使用盈余公积金弥补亏损。

（二）转增股本。公司可经股东会决议，将公积金转为股本，按股东原有股份比例发给新股或增加每股面值。但法定盈余公积金转增股本时，以转增后留存的该项公积金不少于注册资本的百分之二十五为限。

（三）国家另有规定的其他用途。

第七十三条　公司弥补亏损、提取法定盈余公积金和公益金前，不得分配股利。

公司违反前款规定时，债权人有权要求赔偿所受的损失。

第七十四条　公益金用于本公司职工的集体福利。

第七十五条　公司当年无利润时，不得分配股利。但公司已用盈余公积金弥补亏损后，公司为维护其股票信誉，经股东会特别决议，可按不超过股票面值百分之六的比率用盈余公积金分配股利，但分配股利后公司法定盈余公积金不得低于注册资本的百分之二十五。

公司可供分配的利润不足以按不超过股票面值百分之六的比率支付股利时，亦可按上款办理。

第七十六条　公司分配股利可采取下列形式：

（一）现金；

（二）股票。

第七十七条　公司普通股股利，应按各股东持有股份比例进行分配。

第七十八条　国家股的股利按国家规定组织收取。

第七十九条　公司应当按税务机关规定代扣并代缴个人股东股利收入的应纳税金。

第八十条　公司实行内部审计制度，设立内部审计机构或配备内部审计人员，依公司章程规定在监事会或董事会领导下对公司的财务收支和经济活动，进行内部审计监督。

第八章　章　程　修　改

第八十一条　公司根据需要可修改公司章程，修改后的章程不得与法律、法规及本规范相抵触。

第八十二条　修改公司章程，应按下列程序：

（一）由董事会依第五十五条规定提出修改章程的提议；

（二）把上项内容通知股东，并召集股东会，依第四十七条规定由股东会通过修改章程的决议；

（三）依股东会通过的修改章程决议，拟定公司章程的修改案。

第八十三条　对公司章程作如下修改，公司应报体改部门审查同意后，向工商行政管理机关申请变更登记：

（一）更改公司名称；

（二）更改、扩大或缩小公司的经营范围；

（三）增加或减少公司发行的任何类别股份的总数；

（四）更改公司全部或部分股份类别，以及更改全部或部分的优先权；

（五）增设新的股份类别；

（六）扩大股份认购范围或由定向募集公司转为社会募集公司，改变公司股票交易方式；

（七）增设或取消可转换证券；

（八）改变每股股票面额；

（九）章程确定需经股东会特别决议通过的其他条款的变更。

除此以外的其他章程变动，公司应直接向工商行政管理机关申请变更登记。

公司应将变更登记后的修改条款通告股东。

未经工商行政管理机关核准变更登记，任何对公司章程的修改不得生效。

第八十四条　公司变更章程，涉及变更名称、住所、经营范围、注册资本等登记注册事项，以及要求公告的其他事项，应予公告。

第九章　合并与分立

第八十五条　公司合并可以采取吸收合并和新设合并两种形式。

吸收合并指公司接纳一个或一个以上的企业加入本公司，加入方解散，取消法

人资格，接纳方存续。

新设合并指公司与一个或一个以上的企业合并成立一个新公司。原合并各方解散，取消法人资格。

第八十六条　公司合并应由合并各方签订合并协议。合并协议应包括下列主要内容：

（一）合并各方的名称、住所；

（二）合并后存续公司或新设公司的名称、住所；

（三）合并各方的资产状况及其处理办法；

（四）合并各方的债权债务处理办法；

（五）存续公司或新设公司因合并而增资所发行的股份总数、种类和数量；

（六）合并各方认为需要载明的事项。

第八十七条　公司决议合并时，应即向各债权人分别通知并公告，并在九十日内确认债务。

第八十八条　存续公司或新设公司继续承担因合并而解散的公司的经确认的债权债务。

因合并而解散的企业不得隐匿债权债务。

第八十九条　合并各方应于合并协议缔结后向原行业主管部门提出合并申请，参照第十三条的规定进行审查后报政府授权部门批准。经批准后三十日内持下列文件向工商行政管理机关分别申请变更登记、设立登记或注销登记，并在三十日内向税务机关申报办理变更登记、重新登记或注销登记：

（一）合并申请书；

（二）政府授权部门批准文件；

（三）合并各方股东会（或其所有者）同意合并的决议；

（四）合并合同；

（五）存续公司或新设公司的章程；

（六）经注册会计师验证的合并前各方的资产负债表、利润表以及注册会计师的查帐报告等；

（七）应当提交的其他文件。

公司在办理完上款手续后须进行公告。

第九十条　政府授权部门如认为公司合并违反国家有关禁止垄断和不正当竞争的法规、政策，应不予批准。

第九十一条　公司分立，以下列方式进行：

（一）公司以其部分财产和业务另设一个新的公司，原公司存续；

（二）公司全部财产分别归入两个以上的新设公司，原公司解散。

第九十二条　公司应于分立的九十日前通知和公告各债权人，债权人提出异议的，公司可选择立即清偿债务或规定分立后的新设公司之一或全体提供偿债担保。

第九十三条　公司分立时，应由分立各方签订分立协议。分立协议中应明确划分分立各方的财产、营业范围、债权债务等。

第九十四条　公司分立，应由公司向行业主管部门提出申请，参照第十三条规定进行审查后报政府授权部门批准。经批准后三十日内持下列文件向工商行政管理机关分别申请变更登记、设立登记或注销登记，并在三十日内向税务机关申报办理变更登记、重新登记或注销登记：

（一）分立申请书；

（二）政府授权部门批准文件；

（三）分立协议；

（四）股东大会同意分立的决议；

（五）分立各方的公司章程；

（六）经注册会计师验证的分立前公司的资产负债表、利润表以及注册会计师的查帐报告等；

（七）应当提交的其他文件。

公司在办理完上款手续后须进行公告。

第十章　终止与清算

第九十五条　公司有以下情形之一的，应予终止并进行清算：

（一）公司营业期限届满；

（二）公司章程规定的解散事由出现；

（三）公司设立的宗旨业已实现，或根本无法实现；

（四）股东会决定解散；

（五）违反国家法律、法规及本规范，危害社会公共利益被依法撤销；

（六）公司宣告破产。

公司依第（六）项终止的，比照适用《中华人民共和国企业破产法（试行）》

的有关规定。

第九十六条　公司依第九十五条第（一）、（二）、（三）、（四）项终止的，董事会应将公司终止事宜通知各股东，召开股东会，确定清算组人选，发布终止公告。

公司应在终止公告发布之后十五日内成立清算组。

第九十七条　公司清算组成立后，应在十日内通知债权人，并于两个月内至少公告三次。债权人应自通知书送达之日起三十日内，未接通知书的自公告之日起九十日内向清算组申报其债权。

债权人未在前款规定的期限内申报债权的不列入清算之列，但债权人为公司明知而未通知者，不在此限。

第九十八条　清算组的职权如下：

（一）制定清算方案，清理公司财产，编制资产负债表和财产清单；

（二）处理公司未了结的业务；

（三）收取公司债权；

（四）偿还公司债务，解散公司从业人员；

（五）处分公司剩余财产；

（六）代表公司进行诉讼活动。

第九十九条　清算组在发现公司财产不足清偿债务时，应立即停止清算，并向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，由人民法院处理破产，清算组应将清算事务向其移交。

第一百条　公司决定清算后，任何人未经清算组批准，不得处分公司财产。

公司财产优先拨付清算费用后，清算组应按下列顺序清偿：

（一）自清算之日起前三年所欠公司职工工资和社会保险费用；

（二）所欠税款和按国务院行政法规应缴纳的税款附加、基金等；

（三）银行贷款、公司债券及其他债务。

第一百零一条　清算组未依前条顺序清偿，不得将公司财产分配给各股东。

违反前款规定所作的财产分配无效，债权人有权要求退还，并可请求赔偿所受的损失。

第一百零二条　公司清偿后，清算组应将剩余财产分配给各股东。分配顺序是：

（一）按优先股股份面值对优先股股东分配；如不能足额偿还优先股股金时，按各优先股股东所持比例分配。

（二）按各普通股股东的股份比例进行分配。

第一百零三条　清算结束后，清算组应提出清算报告并造具清算期内收支报表和各种财务帐册，必须经注册会计师验证，报政府授权部门批准后，向工商行政管理机关和税务机关办理注销登记，并公告公司终止。

第十一章　罚　则

第一百零四条　有下列行为之一者，由工商行政管理机关对公司给予处罚，必要时追究当事者责任。

（一）未按本规范规定事项或期限办理公司各类设立手续的；

（二）未经核准登记注册擅自以公司名义进行活动的；

（三）公司登记时弄虚作假的；

（四）超越公司登记范围经营业务或从事非法经营活动的；

（五）公司作为其他营利组织的有限责任股东，其投资总额超过本公司净资产的百分之五十的；

（六）公司增加资本时违反第三十四条规定，未经工商行政管理机关变更登记的；

（七）公司终止清算时违反第九十七条第一款规定的；

（八）公司利用合并、分立、终止和清算之机，抽逃资金、隐匿财产、隐匿或捏造债权和债务、逃避债务的；

（九）清算组违反第一百条规定的。

第一百零五条　公司有下列行为之一的，由财政机关或税务机关给予处罚：

（一）公司董事、经理报酬的确定和报告违反第四十三条第（六）项、第五十五条第（九）项规定的；

（二）公司不按规定将公司章程、股东名册、股东会议记录及纪要、资产负债表、利润表、财务状况变动表等文件备置于公司，或对上述文件作虚假记载的；

（三）公司不按规定向政府有关部门报送会计报表、隐匿部分会计报表不报或对会计帐表作虚假记载的；

（四）公司违反第七十条规定分配股利的；

（五）公司未按第七十一条规定提取法定盈余公积金和将所列款项列入资本公积金的；

（六）公司未按第七十二条、第七十五条规定使用公积金的；

（七）公司未履行第七十九条规定的代扣义务的；

（八）公司设立帐外资金的；

（九）社会募集公司不按规定的格式和内容进行财务公告，或在财务公告中有虚假说明、误导性陈述、重大遗漏的。

第一百零六条　有下列行为之一的，由体改部门责令其改正，拒不执行的，送由工商行政管理机关给予处罚：

（一）发起人为设立公司提交的协议书、申请书、公司章程及其他文件，有虚假说明、误导性陈述或重大遗漏；

（二）公司未按公司章程运作；

（三）公司未按规定程序修改章程；

（四）公司股东会间隔时间违反第四十四条第（一）项规定；

（五）公司董事会间隔时间违反第五十六条第一款规定；

（六）公司股东会未按规定作出会议记录和会议纪要；

（七）公司董事会未按规定作出会议记录。

第一百零七条　公司有下列行为之一的，由人民银行（或体改部门）责令其改正，拒不执行的，送由工商行政管理机关给予处罚：

（一）公司发起人和本公司内部职工所占公司股份比例违反第八条，一个自然人持有公司股份比例违反第二十四条第（三）项规定；

（二）公司未经批准即募集股份，或在募股申请文件和募股说明书中有虚假说明、误导性陈述或重大遗漏者；

（三）定向募集公司向本公司内部职工之外的社会个人发行股权证或给其办理股东登记过户手续；

（四）公司股票发行价格违反第二十七条规定；

（五）公司违反第三十七条规定发行新股；

（六）一企业获得了一社会募集公司股份总额的百分之十以上的股份时，不按规定通知后者或未得到人民银行、体改部门批准。

第一百零八条　转让股份违反第三十条规定，应对行为人或直接责任人处以罚款。

第一百零九条　公司经核准登记后无正当理由超过六个月不开始营业，或开始营业后自行停业六个月以上的，由工商行政管理机关收缴并注销其营业执照。

第一百一十条　公司董事或经理违反第六十二条规定对公司造成严重经济损失的，应向公司赔偿经济损失；构成犯罪的，由司法机关追究刑事责任。

第一百一十一条　公司依本罚则上述有关条款受处罚时，处罚机关应令其限期纠正违法行为，并应视具体情节对违法行为的直接责任人给予处罚；情节严重构成犯罪的，提交司法机关依法追究刑事责任。

前款直接责任人给公司造成损害的，应承担赔偿责任。

第一百一十二条　注册会计师、执业审计师、律师等专业人员或机构违反本规范和国家有关法规，提供虚假、误导或有重大遗漏报告的，由主管机关给予处罚，并依法追究法律责任。

第一百一十三条　政府工作人员执行公务中违反本规范，徇私作弊，滥用职权者，由监察机关给予处罚。

第一百一十四条　具体处罚办法按照现行有关规定执行；没有规定的，分由工商行政管理机关、财政机关、税务机关、监察机关等制订。

第十二章　附　则

第一百一十五条　经中华人民共和国对外经济贸易部核发批准证书的公司，除按本规范执行外，比照执行外商投资企业的有关法律、法规。

第一百一十六条　人民币特种股票的发行和转让中的有关外汇事宜须按外汇管理机关的规定办理。

第一百一十七条　人民币特种股票的股利和转让所得在依法纳税后，可以按中国人民银行和外汇管理机关规定的手续汇出境外。

第一百一十八条　深圳市可继续执行其人民政府颁布的《深圳市股份有限公司暂行规定》。

第一百一十九条　本规范由国家体改委负责解释。在试行过程中遇到问题，由公司住所所在省、自治区、直辖市的体改委协调，并指导和监督公司按本规范进行运作。

Translation

Opinion on Regulating Limited Companies

On May 15, 1992, By State Reforms Commission

Chapter One General Provisions

Article 1 The limited Company (hereinafter referred to as The Company) refers to enterprise legal entity whose registered capital consists of equal shares and whose stock offer is through issuance of stocks (or stock right certificate), with shareholders bear limited liability to the Company with their respective shares and the Company being responsible for its liabilities with all its assets.

Article 2 The Company must abide by state laws, regulations and this Opinion on Regulation (hereinafter referred to as Regulation), safeguard state interest and public interest and be under the supervision of relevant authorities of the state.

The Company must abide by "Trial Measures for Limited Enterprises" (T.G.S. [1992] No. 30) and its coordinating policies.

Article 3 The legal rights and operation activities shall be protected by law; no organizations, associations or individuals may infringe on or interfere with the same illegally.

Article 4 The Company must not become a shareholder with unlimited liability of any other organizations of profit nature.

Should the Company become a shareholder with limited liability of other organizations of profit nature, the total investment in other organizations must not surpass 50% of the net assets of the Company. The same may not apply to investment companies and holding companies approved by government authorities.

Article 5 The name of the Company must be marked with "Limited Company / Company Limited" and shall conform to regulations concerning name registration of enterprise legal entities.

Article 6 The location of the main office of the Company shall be its address.

Chapter Two Establishment

Article 7 The Company may be established through initiation or through stock offer.

In establishment through initiation, the shares of the Company shall be subscribed by the initiators rather than other people. Large state construction projects may adopt initiation in company establishment.

Establishment through stock offer includes directional stock offer and social stock offer. In directional stock offer, the shares issued by the Company shall be purchased by initiators rather than the general public, but part of the shares may be purchased by other legal entities. Part of the shares may also be purchased by the employees of the Company with approval. In social stock offer, the shares issued by the Company shall be purchased by initiators and the general public.

Companies established through initiation and directional stock offer are called directional established companies; companies established through social financial are called social established companies. Directional established companies can be turned into social established companies after approval one year after establishment.

Article 8 In companies established through stock offer, the shares purchased by the initiators must not be below 35% of the total shares issued.

Article 9 There shall be three or more (including three) initiators in company establishment.

Should big state-owned enterprises restructure into companies, with special approval, the initiator may solely be the big state-owned enterprise, but the company establishment must be through stock offer.

Article 10 Company initiators refer to those who sign initiators agreement according to this Regulation, file application for company establishment, subscribe to company shares and bear liabilities to company establishment.

Company initiators shall be legal entity established in the People's Republic of China (not including private enterprises or solely foreign-owned enterprises). Should Sino-foreign joint ventures act as initiators, they must not stand for over 1/3 of all initiators. Natural persons must not act as initiators.

Article 11 Should an enterprise be restructured into a Company, all the assets in the original enterprise must be invested into the Company. The original enterprise may act as the initiator of the Company. Should the original enterprise not act as initiator, the owner of the assets in the original enterprise shall act as the initiator of the Company.

Should an enterprise be restructured into a Company, the creditor's rights and liabilities of the original enterprise must be cleared up. Qualified assets appraisal organization and certified public accountants firm shall undertake to appraise the

assets and verify the assets so as to define the net assets of the original enterprise. The creditor's rights and liabilities of the original enterprise shall be borne by the Company after restructuring. The original enterprise shall automatically terminate upon the establishment of the Company.

In restructuring the original enterprise into a Company, should the original enterprise act as initiator, the owner of the assets in the original enterprise shall approve and designate shareholder's representative.

Article 12 The registered company assets shall be the total paid-in capital registered at administration for industry and commerce.

The total share capital shall be the par value of the share multiplied by the total number of shares.

The minimum registered capital of the Company shall be RMB10,000,000 yuan. The registered capital of Companies invested by foreign capital shall be not less than RMB30,000,000 yuan.

Article 13 After the initiators have signed the agreement for company establishment, they can entrust one initiator to handle application procedures of company establishment.

(1) determine the Company's competent authority according to the Company's scope of business and the competent authority shall examine and verify the opinions on company establishment;
(2) In regard to infrastructure projects, technical reform projects, projects related to foreign investment and other projects that require the approval of relevant authorities of the government, related approval procedures must be performed;
(3) In regard to foreign-invested enterprises restructuring into Companies, the amendments to the original contract and Articles of Association shall be approved by the original authorities of approval and reported to Foreign Economy and Trade Commission of the P.R.C. for approval;
(4) The agreement, application, feasibility research report, Articles of Association, Capital Verification Report, Explanation on Capital Raising and verification opinion from competent authorities submitted by the initiators to the organizations authorized by the government to examine company establishment (or led by the System Reform Committee of state, province, autonomous region and municipality) shall be examined and approved by authorized organizations of the state;
(5) Companies with over 25% of the shares held by foreign investors shall be issued certificate by the Foreign Economy and Trade Commission of the P.R.C. upon approval;

(6) After the approval by organizations authorized by the government, the initiators shall perform preparation and registration procedures at administration for industry and commerce on the same level within 30 days since approval;

Article 14 The documents submitted by the initiators must be written in Chinese; the initiators can agree to write in a foreign language if necessary. The Chinese version approved and with due effect shall prevail.

Article 15 The Application of company establishment shall briefly explain the following:

(1) The name, address and legal representative of the initiators;
(2) The name, purpose and guideline of the Company;
(3) The investment orientation and scope of business of the Company;
(4) The establishment mode, total investment, total share capital, initiators' ratio of investment, scope of stock offer and means of stock offer;
(5) The total shares of the Company, various kinds of shares and their total numbers, par value and stock right structure;
(6) The basic information and bank statement of the initiators (in regard to the original enterprise being restructured into a Company, the purpose for restructuring must be stated);
(7) Other issues to be explained;
(8) Time of application, signatures of the legal representatives of the initiators and the seal of initiators;

Article 16 The feasibility research report for company establishment shall include the following:

(1) The name and address of the Company;
(2) The business situation, bank statement and investment ability of initiators (in regard to the original enterprise being restructured into a Company, the business, assets and liabilities, profits, etc. shall be included);
(3) The total investment of the Company, total share capital, estimation of share premium, loan capital needed, ratio between net assets and total assets;
(4) Investment orientation, scale, construction cycle and cost estimation;
(5) Company products or business scope, development orientation and market need;
(6) Economic benefit estimation;
(7) Other issues to be explained.

Article 17 The Articles of Association of the Company must state:

(1) The name and address of the Company;

(2) The guideline and scope of business of the Company;
(3) The establishment mode and scope of share issuance of the Company;
(4) The registered capital of the Company, total shares, various kinds of shares and their total numbers, stock rights, par value;
(5) Share transfer means;
(6) Shareholders' rights and obligations;
(7) The functions and power of shareholders' meeting and the by-laws;
(8) The legal representative (Chairman of Board or Manager) of the Company and his functions and powers;
(9) The composition, functions and power of Board of Directors and the by-laws;
(10) The composition, functions and power of operation and management organizations and the by-laws;
(11) The composition, functions and power of Board of Supervisors and the by-laws;
(12) The profit distribution measures of the Company;
(13) The principles of finance, accounting and auditing system of the Company;
(14) Regulations on labor management, salary, welfare and social insurance;
(15) The amendment procedures for Articles of Association;
(16) The termination of the Company, liquidation measures and procedures;
(17) Notification and Announcement measures.

Under the conditions of not violating the provisions therein, the Articles of Association can regulate other issues besides the foregoing.

Article 18 Should the Company issue shares to the general public, an application shall be made to the People's Bank of china or its authorized branches (hereinafter referred to as the People's Bank) according to relevant regulations of the People's Bank of China; such shares can be issued only after being approved for issuance.

Article 19 After the shares of the Company have been paid in full, the initiators shall hold an establishment meeting within 40 days. The meeting shall be known to all share subscribers and can only be held on the condition that subscribers representing over 2/3 of the shares (or their attorneys) attend the meeting. Should the subscribers attending the meeting fail to represent 2/3 of the shares, relevant provisions in Article Forty shall prevail.

The duty of the establishment meeting shall be:

(1) Listen to and examine the reports by initiators on company establishment;
(2) Approve the Articles of Association drawn up by the initiators;
(3) Elect the directors of the Company;
(4) Elect the supervisors of the Company.

The establishment meeting shall resolve on the foregoing; item 1, 3 and 4 must conform to provisions in Item 1, Article 16; item 2 must conform to provisions in

Item 2, Article 46.

Article 20 Within 30 days since the establishment meeting, thc Board of Directors shall apply for registration as enterprise corporations at administration for industry and commerce and submit the following documents:

(1) Registration Application;
(2) Establishment Approval by organizations authorized by the government;
(3) Stock offer approval by the People's Bank, in the case of social established Companies;
(4) Articles of Association;
(5) List of members of the Board of Directors and legal representative (attached with CV in case of social established Companies);
(6) Minute to establishment meeting;
(7) Capital Verification Certificate issued by certified public accountant;
(8) Other documents demanded.

After registration upon verification by administration for industry and commerce, the Company shall be duly established and shall acquire the qualification as legal entity.

Article 21 The initiators of the Company shall bear the following obligations:
(1) Should the shares issued by the Company fail to be subscribed in full, the initiators shall bear joint obligation to subscribe;
(2) Should the Company fail to be established, the initiators shall jointly bear the debts and costs involved in establishment procedure;
(3) Should the social established Companies fail to be established, the initiators shall jointly bear the obligation to return the share capital from the subscribers and the interest:
(4) In the establishment process, should the initiators' lapse lead to damage to the Company, the initiators shall bear joint obligation to compensate.

Chapter Three Shares

Article 22 The shareholders can invest with currency, or with tangible assets such as buildings, workshops, machinery and facilities, or with intangible assets such as industrial property right, non-patent technology and land use right.

Shares invested with intangible assets (not including land use right) shall not exceed 20% of the registered capital of the Company as a rule.

In regard to investment with assets other than currency, such assets shall undergo appraisal and confirmation according to relevant rules of the state.

In regard to investment with state-owned assets, relevant formalities concerning asset

appraisal, confirmation and verification shall be performed according to provisions of relevant regulations of the state council and state-owned assets administration. Shares invested with state-owned assets in conformity with Item 1, Article 24 shall become state shares; those in conformity with Item 2, Article 24 shall become legal entity shares.

Article 23 The Company shall issue common shares and may also issue priority shares.

The dividend of common shares shall be honored after the distribution of dividend of priority shares. The dividend of common shares is not fixed and is subject to the by-laws stated in this Regulation by the company.

The Company shall pay for the dividend of priority shares according to the rate agreed. The priority shares shall not enjoy the rights and interests of public reserve fund of the Company. Should the distributable profit of the year be insufficient to pay for the dividend of priority shares per the agreed dividend rate, the distributable profit of the coming years shall be used to complement such. The Articles of Association may make specific rules concerning other rights and interests of the priority shares.

Upon the termination and liquidation of the Company, the shareholders of priority shares shall take priority over shareholders of common shares in getting the remaining property of the Company.

Article 24 The shares of the Company shall be divided into state shares, legal entity shares, individual shares and foreign investment shares according to the principal of the shares.

(1) State shares refer to the shares purchased with state assets by government organs or organizations authorized to make investment on behalf of the state.

State shares shall generally be common shares.

State shares shall be determined by organs or organizations authorized by the state council or be determined by the state council, held by organs or organizations authorized by local people's government (hereinafter referred to as organs and organizations holding state shares), who shall send shareholders' representative.

(2) Legal entity shares refer to shares purchased by legal entities with their governable assets, or shares purchased by institutions and social organizations qualified for legal entity status with the state assets permitted to be used in business operation.

Should a Company possess over 10% of the shares of another enterprise, the latter may not purchase the shares of the former.

(3) Individual shares refer to shares purchased by individuals in public or the employees of the Company with their legal property.

The shares held by a natural person (not including the foreign investment shares held by investors from foreign countries, Hong Kong, Macau and Taiwan) must not exceed 5‰ of the total shares of the Company.

The shares purchased by the employees of the Company in directional stock offer must not exceed 10% of the shares issued to the general public by the Company. In regard to a directional established company turning into a social established company, should the foregoing limit be exceeded, no shares shall be distributed on ration to the employees of the Company.

The shares issued to the general public by a social established company must not be under 20% of the total shares of the Company, except otherwise provided by the state.

(4) Foreign investment shares refer to the shares purchased by investors from foreign countries, Hong Kong, Macau and Taiwan in the form of RMB special stocks.

According to the nature of assets, shares invested with state assets and collectively owned assets shall be called public-owned shares.

Article 25 The shares of the Company shall adopt the form of stocks, while directional established companies shall substitute stocks with stock right certificate. (The same holds true below.)

Directional established company must not issue stocks; nor shall social established company issue stock right certificate.

Article 26 The company stocks shall be registered stocks.

The stocks shall all be registered under the names of the shareholders or institutions.

The stocks held by organs and organizations and the stocks held by legal entities shall be registered under the names of the organs, organizations or legal entities and must not be under different names or the names of their legal representatives.

The names of natural persons registered on the stocks shall be the same as those on the ID cards or passports.

Article 27 The Company must not issue stocks without par value.

The issuance price of stocks must not be below the par value of the stocks.

The stocks of the same type issued by the Company at the same time shall have the same issuance price.

Article 28 Stocks are the written certificates which are issued by the Company as a proof of the rights and obligations of the shareholders.

Stocks shall state the following issues:

(1) The name and address of the Company that issue the stocks;
(2) The document number and the date of the alteration registration concerning Company establishment or new stock issuance;
(3) The registered capital of the company, type of stocks, value of each stock and par value of the stock;
(4) The number of stocks issued this time;
(5) The names of shareholders;
(6) Serial number of the stock;
(7) Issuance date;
(8) Other issues to be stated.

Apart from the above issues, the stock right certificate shall also state the scope of purchase and transfer.

The stock shall be signed by Chairman of Board and affixed with the seal of the Company before taking effect.

The stock shall be affixed with the document number and date of the approval from the People's Bank; the stock right certificate shall be affixed with the document number and date of the approval from government authorities.

Article 29 The Company permitted to have foreign investment can issue RMB special stocks (shortened as B stock) by approval from the People's Bank.

B stocks refer to stocks with par value in RMB, purchased and transacted in foreign currency and designed specially for transactions by the investors from foreign countries, Hong Kong, Macau and Taiwan.

Investors from foreign countries, Hong Kong, Macau and Taiwan must not purchase and transact RMB stocks (shortened as A stock); investors not from foreign countries, Hong Kong, Macau and Taiwan must not purchase and transact B stocks.

Article 30 In accordance with relevant regulations of the state and Articles of Association, the shareholders can transfer their shares, donate (inapplicable for public-owned shares), inherit and mortgage the same; the shareholders must not violate the following provisions:

(1) In the Companies established by initiation, the transfer of stock right certificate must be between legal entities; in the Companies established by stock offer, the transfer of stock right certificate can be between legal entities and the employees of the Company based on the identity of the original holder. The stock right certificate held by the employees of the Company must be strictly transferred within the Company rather than to any individuals outside the Company. One year after the establishment of the directional established companies by the foregoing two means, should the Company be turned into social established company at time of increasing capital and expanding shares, the purchase and transfer scope of the increased shares shall be subject to provisions in Article 34 and shall be approved by competent state authorities. At the same time, the stocks shall be reissued.

(2) The legal entities must not transfer their public-owned shares, certificate of share subscription or certificate of priority share subscription to their employees; nor shall the legal entities distribute to employees the shares purchased with collective welfare fund, reward fund and public welfare fund.

(3) The transfer of state shares and foreign investment shares shall be subject to relevant provisions of the state.

(4) The shares purchased by initiators must not be transferred within 1 year since the establishment of the Company.

(5) The shares purchased by the employees of the Company (excluding the shares held by those leaving office or deceased) must not be transferred within 3 years since the distribution on ration.

(6) The directors and managers of the Company must not transfer their company shares within 3 years since taking office. The shares transferred after 3 years but still in office must not exceed 50% of their company shares and such transfer must be approved by the Board of Directors. In social established companies, the directors' and managers' transfer of shares must be reported to the System Reform Commission of the state, province, autonomous region or municipality (hereinafter referred to as System Reform Authority) and the People's Bank for file.

(7) The company shares must not be transferred since the liquidation date of the Company.

Article 31 Should an individual shareholder other than the initiator plan to have over 10% of the total shares of a social established Company, it must notify the Company and have the approval of the People's Bank and System Reform Authority.

Article 32 The Company must not purchase its own stocks other than for special reasons such as decreasing capital, nor shall the Company keep the issued stocks in treasury. Should it be necessary to purchase the issued stocks or keep the issued stocks in treasury, it must have the approval of System Reform Authority and the People's Bank.

Article 33 The shareholders shall announce their missing stocks and declare such stocks invalid. Should there be no objection within 90 days, the shareholders with missing stocks can apply for re-issuance of such stocks.

Article 34 Should the Company issue stocks for the purpose of capital increase, the Board of Directors shall draw up the plan for the resolution by shareholders' meeting on capital increase and amendment to Articles of Association; relevant formalities shall also be performed. In case of Companies with foreign investment, the same shall be reported to the Foreign Economy and Trade Commission of the P.R.C.; in case of social established Companies, the same shall be referred to the People's Bank for approval before issuing stocks for the purpose of capital increase.

After the stocks have all been purchased in full, the Company shall apply for capital increase registration at the administration for industry and commerce which handled its previous registration.

Article 35 Should the Company increase the shares for investment project, the project must conform to the state industry policy and local development plans.

Article 36 The interval between the Company's share increase must not be below 12 months.

Article 37 The new shares calculated in terms of issuance price at the time of share increase must not exceed the original net assets of the Company, except other wise provided by the state.

Article 38 Should the Company's profit in two successive years be insufficient to pay for the dividend of priority shares, or should the Company's profit be insufficient to pay for dividend of common shares two years after paying for dividend of priority shares, the Company may not increase its shares.

Chapter Four Shareholders and Shareholders' Meeting

Article 39 The holder of the Company shares shall be the shareholders. Shareholders shall enjoy rights and bear obligations according to the types and quantity of the shares held.

The shareholders of common shares have the right to be present at or entrust attorneys to be present at shareholders' meeting and to exercise voting right. Each share shall represent equal voting right.

Shareholders of priority shares have no voting right. Should the Company fail to pay for dividend of priority shares for 3 successive years, the shareholders of priority shares shall have the rights in Article 41.

Article 40 Should a legal entity act as a shareholder of the Company, the legal representative or his attorney shall exercise its right on behalf of the legal entity.

Article 41 The shareholder shall have the following rights:

(1) Be present at or entrust attorneys to be present at shareholders' meeting and to exercise voting right;
(2) Transfer the shares according to provisions in this Regulation and the Articles of Association;
(3) Refer to Articles of Association, minute to shareholders' meeting, meeting minute and accounting report, supervise the operation of the Company, put forward suggestions or inquiries;
(4) Receive dividend according to its number of shares;
(5) Receive the remaining property of the Company on Company termination;
(6) Other rights granted by the Articles of Association.

Article 42 The shareholder shall have the following obligation:

(1) Abide by Articles of Association;
(2) Pay share capital for its subscribed shares in accordance with the form of subscription;
(3) Bear obligations to the Company liabilities within the scope of the shares held;
(4) The shareholder must not withdraw its shares after the Company has performed business registration;
(5) Other obligations provided in Articles of Association.

Besides, should the subscribers of the Company shares fail to pay the share capital due, they shall be regarded as having waived their right in subscribing shares. Should such act cause damage to the Company, those responsible shall bear the liability for compensation.

Article 43 The shareholders' meeting, as the highest authority of the Company, shall resolve on the following issues and shall exercise its functions and powers:

(1) Deliberate on and approve reports by Board of Directors and Board of

Supervisors;

(2) Approve the profit distribution and loss making-up of the Company;
(3) Approve the annual budget and settlement report, balance sheet, profit state and other accounting reports of the Company;
(4) Resolve on capital decrease and increase, resolve on scope of share purchase, resolve on directional established companies turning into social established companies, and resolve on the plan of stock exchange means;
(5) Resolve on bond issuance of the Company;
(6) Elect or dismiss members of Board of Directors and members of Board of Supervisors and decide their remuneration and means of payment;
(7) Resolve on the separation, merger, termination and liquidation of the Company;
(8) Make amendment on Articles of Association;
(9) Discuss proposals by shareholders representing over 5% (including 5%) of the shares;
(10) Other issues that demand resolutions of the shareholders' meeting provided by Articles of Association.

The resolution of shareholders' meeting must not violate the laws, regulations, this Regulation and the Articles of Association;

Article 44 The shareholders' meeting consists of annual meeting and temporary meeting.

(1) The annual meeting shall be held once a year within 6 months since the completion of each accounting year;
(2) In any of the following cases, the Board of Directors shall hold a temporary meeting:

1. 1/3 of the directors fail to be in place;
2. The accumulated loss of the Company has reached 1/3 of the total paid-in share capital;
3. Over two (including two) shareholders representing 10% (including 10%) of the shares of the Company propose to hold a temporary meeting;
4. The Board of Directors or Board of Supervisors believe a temporary meeting is necessary.

Article 45 The shareholders' meeting shall be convened by the Board of Directors and all shareholders shall be notified of the meeting 30 days but no more than 60 days before the day of meeting. The notice shall state the reasons for convening the meeting.

The temporary shareholders' meeting must not resolve on issues not stated in the notice.

Article 46 The resolution of the shareholders' meeting includes general resolutions and special resolutions.

(1) The general resolutions shall have the participation of the shareholders representing 1/2 of the total shares and shall be passed by the approval of shareholders representing 1/2 of the voting rights at the meeting.
(2) The special resolutions shall have the participation of the shareholders representing 2/3 of the total shares and shall be passed by the approval of shareholders representing 2/3 of the voting rights at the meeting.

Article 47 The following shall be passed through special resolutions of the shareholders' meeting:

(1) Decrease and increase of the company shares, expanding the scope of share purchase, directional established company turning into social established company, stock transaction means;
(2) Issuance of Company bond;
(3) Company merger, separation, termination and liquidation;
(4) Amendment to Articles of Association;
(5) Other issues to be resolved through special resolution according to Articles of Association.

Other resolutions of the shareholders' meeting shall be through general resolutions of the Company.

Article 48 Should the shares represented by the shareholders at the shareholders' meeting fail to reach the number stipulated in article 46, the meeting shall be postponed for 20 days and the shareholders not attending the meeting shall be notified again.

At the postponed shareholders' meeting, should the number of shares represented by the shareholders participating in the meeting still fail to reach the number stipulated in article 46, the quorum shall be regarded as having been met. The shares represented by the shareholders actually attending the meeting shall be adopted to calculate the ratio of resolution. Should the ratio meeting the requirement in article 46, the resolution of the meeting shall be valid.

Article 49 Each share shall represent one voting right in resolution at the shareholders' meeting.

Article 50 The shareholders' meeting shall have meeting minute and the resolved issues shall form meeting summary; both shall be kept together with the signature book of shareholders attending the meeting and the power of attorney for sending

attorneys to attend the meeting.

Article 51 Item 1, Article 41 and from Article 43 to Article 49 do not apply to holders of priority shares.

Chapter Five Board of Directors and Manager

Article 52 The Board of Directors is the standing power organ of the Company and it shall report to shareholders' meeting.

The Board of Directors shall consist of no fewer than 5 (including 5) people and the number of its members shall be an odd number.

Article 53 The directors shall be elected by shareholders' meeting and the directors may be acted by shareholders or non-shareholders.

The directors' term of office shall be 3 years and the directors may serve successive terms.

Article 54 The Board of Directors shall perform its duties according to state laws, regulations, this Regulation and resolutions by shareholders' meeting.

Article 55 The Board of Directors shall perform the following functions and powers:

(1) Convene shareholders' meeting and report its work to the shareholders' meeting;
(2) Perform resolutions by shareholders' meeting;
(3) Discuss the Company development plan and annual production and operation plan;
(4) Discuss the annual financial budget and settlement plan, profit distribution plan and loss making-up plan;
(5) Make plans concerning decrease and increase of share capital, expanding the scope of share purchase, directional established companies turning to social established companies, and the stock transaction means of the Company;
(6) Make bond issuance plans and company liability policy;
(7) Resolve on the mortgage, renting, contracting and transference of important company assets;
(8) Make out the separation, merger and termination plan of the Company;
(9) Appoint and dismiss the senior management staff of the Company including manager and accounting superintendent, and decide their remunerations and means of payment;
(10)Make plans for amendment of Articles of Association;
(11)Propose bankruptcy application of the Company;

(12)Other functions and powers granted by Articles of Association.

In resolving on the foregoing issues by the Board of Directors, Items 5, 6, 7, 8 and 10 shall be approved by over 2/3 of the directors and other issues shall be approved by over 1/2 of the directors. The Chairman of Board shall have two votes should the two opposing sides have the equal number of votes.

Apart from the issues to be resolved by the shareholders' meeting under the provision of this Regulation or Articles of Association, the Board of Directors shall have the right to resolve on major operation issues and administrative issues of the Company.

Article 56 The Board of Directors shall hold a meeting at least every half a year. The Board meeting shall be convened by Chairman of Board and the directors shall be notified of the meeting and its reasons in writing.

Over 1/3 of the directors or the Company manager can propose to hold a special Board meeting.

The notification means of Board meeting shall be stipulated in Articles of Association (or Company Organization Details).

Article 57 Directors shall attend the Board meeting in person. Should a director fail to be present at the meeting, he can entrust an attorney in writing to take his place at the Board meeting. The power of attorney shall state scope of authorization.

The Board meeting shall have meeting minute, which shall be signed by the directors present at the meeting (including the attorneys for those who fail to be present) and the recorder of the minute. The directors have the right to make certain records at the minute. The directors shall bear the responsibilities for their resolution according to minute of Board meeting. Should the Board resolution violate provisions in Article 54 and cause severe damage to the Company, the directors entering the resolution shall bear compensation liability to the Company. The directors who have expressed objection can be exempt from liabilities. The directors who fail to be present and fail to entrust an attorney to attend the meeting shall be regarded as not having raised objection and shall not be exempt from liability.

Article 58 The Chairman of Board shall be acted by a director and shall be elected and dismissed by over 2/3 of all the directors.

Article 59 The Chairman of Board shall be the legal representative of the Company. Should the Chairman of Board fail to act as legal representative of the Company, the Articles of Association shall make certain provisions.

The Chairman of Board shall have the following functions and powers:

(1) Preside over shareholders' meeting and Board meeting;
(2) Check the implementation of resolution by Board meeting and report such to the Board of Directors;
(3) Sign the Company stocks;
(4) Exercise special ruling and disposal of Company matters in case of emergency, such as wars and natural disasters; while such ruling and disposal must conform to the interest of the Company and shall be reported to Board of Directors and shareholders' meeting afterwards;
(5) Other powers and functions granted by the Articles of Association or Board of Directors.

Article 60 The manager of the Company shall have the following functions and powers except otherwise provided by the Articles of Association:

(1) Organize the implementation of the resolutions by shareholders' meeting and Board of Directors and report the implementation status to the Board of Directors;
(2) Be responsible for the routine administration and operation of the Company;
(3) Formulate the development plan, annual production and operation plan, annual financial budget and settlement plan, profit distribution plan and loss making-up plan of the Company;
(4) Appoint, remove and transfer the management staff and employees including department head of the Company management (not including staff referred to in Item 9, Article 15);
(5) Decide the reward, penalty, promotion, degrading, salary increase and decrease, appointment, recruiting, removal and dismissal of the employees of the Company;
(6) Conduct external business be half of the Company;
(7) Other functions and powers granted by Board of Directors.

The manager of the Company must not alter the resolutions by shareholders' meeting and Board of Directors or surpass the authorized scope of power while exercising his power.

Article 61 Those with any of the following must not act as directors or manager of the Company:

(1) People without the ability for civil conduct or those with restricted ability for civil conduct;
(2) Directors, manager of factory director who have been dismissed for improper management or who have been held responsible for enterprise bankruptcy; the dismissal or bankruptcy date is within the past three years;
(3) The former legal representative of an enterprise whose business license has

been removed for illegal dealings; the decision date of removal of business license is within the past three years;

(4) People who have been discharged from prison, completed probation term or passed suspended sentence; the date of being discharged, completing probation or passing suspended sentence is within the past three years;
(5) People who have violated laws and have been under the investigation by justice authority and the case is still pending;
(6) People who cannot act as leader of enterprises according to state laws, regulations and polices.

Article 62 The directors and manager shall perform their duties with credit and diligence; they must not engage in any act that compete with this Company or damage the interest of the Company.

Chapter Six Board of Supervisors

Article 63 The Company can set up a Board of Supervisors, which shall exercise supervision on Board of Directors, members of Board and manager.

Article 64 The members of Board of Supervisors must not be fewer than 3 (including 30 people). The supervisor's term of service shall be three years and he can act for successive terms.

Over 1/3 (including 1/3) but no more than 1/2 of the members of Board of Supervisors shall be acted by employees' representative and shall be recommended and removed by employees.

Less than 2/3 (including 2/3) but no less than 1/2 of the members of Board of Supervisors shall be elected and removed by shareholders' meeting.

The Chairman of Board of Supervisors shall be elected and removed by 2/3 of all the supervisors.

The supervisors must not act as directors, manager or other senior management staff concurrently.

Article 65 The Board of Supervisors shall have the following functions and powers:

(1) The Chairman of Board of Supervisors or supervisors' representative shall be present at the Board meeting as a non-voting member;
(2) Supervise directors, manager and other management staff for any conduct that violates the laws, regulations, this Regulation, Articles of Association and resolutions by shareholders' meeting;
(3) Check the operation and financial status of the Company, check the

accounting book and other accounting materials, have the right to require directors and manager who perform the Company operation to report on the Company business;

(4) Check the accounting reports, business reports, profit distribution plan and other financial materials to be submitted by the Board of Directors to shareholders' meeting; in case of any doubt, entrust certified public accountants and auditors to assist in re-examination on behalf of the Company;
(5) Propose to hold a temporary shareholders' meeting;
(6) Negotiate with directors or file a suit against directors on behalf of the Company;

The Board of Supervisors shall report to shareholders' meeting.

Article 66 The Board of Supervisors shall pass its resolutions with the approval of over 2/3 (including 2/3) of the supervisors.

Article 67 The expense incurred in appointing lawyers, certified public accountant and auditors while the Board of Supervisor is performing its duty shall be borne by the Company.

Chapter Seven Financial Accounting and Auditing

Article 68 The Company shall formulate its financial accounting system and internal auditing system according to relevant laws, regulations and policies of the state (and relevant regulations of Ministry of Finance and Bureau of Auditing in trial period).

Article 69 The Company shall submit reports to relevant government authorities according to regulations by Ministry of Finance and State Statistics Bureau; in trial period, such reports shall also be copied to System Reform Authorities. The annual Balance Sheet, Profit Statement, Financial Situation Alteration Form and other attached forms shall be placed at the business address of the Company 20 days before the shareholders' meeting for shareholders reference. The annual accounting reports must be verified by certified public accountants.

Social established companies shall announce relevant documents according to applicable regulations.

Article 70 The after-tax profit of the Company shall be distributed in the following sequence:

(1) Make up for the losses;
(2) Deduct legal surplus public reserve fund;

(3) Deduct public welfare fund;
(4) Pay for the dividend to priority shares;
(5) Deduct random surplus public reserve fund;
(6) Pay for dividend to common shares.

The dividend to priority shares and to common shares must not be accounted in cost and expense categories.

Article 71 Public reserve fund consists of surplus public reserve fund and capital public reserve fund:

(1) Surplus public reserve fund consists of legal surplus public reserve fund and random surplus public reserve fund:
1. Legal surplus public reserve fund shall be deducted at 10% of after-tax profit; should the legal surplus public reserve fund reach 50% of the registered capital, no more legal surplus public reserve fund shall be deducted;
2. Random surplus public reserve fund shall be deducted and used according to Articles of Association or resolutions by shareholders' meeting.
(2) Capital public reserve fund shall include the following:
1. Premium value of stock issuance;
2. Gifts and bequests;
3. Others to be included according to relevant regulations of the state.

Article 72 The legal surplus public reserve fund and capital public reserve fund shall be used for the following causes:

(1) Make up for the losses. The Company can use surplus public reserve fund to make up for losses;
(2) Increase share capital. The Company can transfer the public reserve fund into share capital through resolution by shareholders' meeting; the shareholders shall be issued new shares according to their original shareholding ratio or the par value shall be increased. In case of legal surplus public reserve fund being transferred to share capital, the remaining said public reserve fund must not be below 25% of the total registered capital.
(3) Other purposes stipulated by the state regulations.

Article 73 The Company must not distribute dividend before making up for the losses and deducting for legal surplus public reserve fund and public welfare fund.

Should the Company breach the foregoing provisions, the creditors have the right to demand compensation thus incurred.

Article 74 The public welfare fund shall be used for collective welfare of the employees of the Company.

Article 75 Should the Company have no profit of the year, no dividend shall be distributed. After the Company has made up for the losses with its surplus public reserve fund, in order to preserve the credit of its stocks, the shareholders' meeting can pass special resolution to distribute dividend with its surplus public reserve fund at the ratio of below 6% of the par value of the stock. After dividend distribution, the legal surplus public reserve fund of the Company must not be below 25% of its registered capital.

Should the distributable profit of the Company be insufficient for paying for the dividend at the ratio of 6% of the par value of the stock, the foregoing may also be adopted.

Article 76 The dividend distribution by the Company can adopt the following forms:

(1) Cash;
(2) Stocks.

Article 77 The dividend to common shares shall be distributed according to the ratio of shares held.

Article 78 The dividend of state shares shall be collected according to state regulations.

Article 79 The Company shall deduct and pay in the tax of shareholders' dividend income on behalf according to regulations of taxation authorities.

Article 80 The Company shall conduct internal auditing, set up internal auditing organizations or internal auditing personnel. In accordance with Articles of Association and under the guidance of Board of Supervisors or Board of Directors, the financial income and expenditure and economic activities of the Company shall be under internal auditing supervision.

Chapter Eight Amendment to Articles of Association

Article 81 The Company may amend the Articles of Association according to need; the amended Articles of Association must not run against laws, regulations and this Regulation.

Article 82 The amendment to Articles of Association shall adopt the following orders:

(1) The Board of Directors proposes to amend the Articles of Association

according to provisions in Article 55;

(2) The shareholders shall be notified of the foregoing and a shareholders' meeting shall be convened; the shareholders' meeting shall pass a resolution on amendment to Articles of Association according to provisions in Article 47;

(3) The plan for amendment to Articles of Association shall be formulated according to the resolution passed by the shareholders' meeting on amendment to Articles of Association.

Article 83 The following amendments on Articles of Association shall be reported to System Reform Authorities for approval and the Company shall then apply for amendment registration at administration for industry and commerce:

(1) Alteration of name of Company;
(2) Alteration, expansion or narrowing of business scope of the Company;
(3) Increase or decrease of the total number of any type of shares issued by the Company;
(4) Alteration of all or parts of the share types of the Company and alteration all or parts of the priority;
(5) Setting up new types of shares;
(6) Expanding scope of share purchase or transferring directional established companies to social established companies, alteration of stock transaction means;
(7) Putting up or calling off transferable securities;
(8) Alteration of the par value of the stock;
(9) Other alteration issues that require special resolution by shareholders' meeting according to Articles of Association.

In regard to other amendments to Articles of Association not included in the foregoing, the Company shall apply for registration at administration for industry and commerce.

Without being verified and registered at administration for industry and commerce, any amendment to Articles of Association shall be invalid.

Article 84 The Company shall make public announcement concerning issues to be registered, such as alteration of name, address, scope of business, registered capital, and other issues that require public announcement.

Chapter Nine Merger and Separation

Article 85 Company merger can take the form of assimilation and new company establishment.

Assimilation means that one Company assimilates one or more than one enterprise into the Company. The enterprises being assimilated shall dissolve and lose their status as legal entities; the Company assimilating the enterprises shall continue to exist.

New company establishment means that one Company and one or more than one enterprises merge into a new Company. The original parties shall dissolve and lose their status as legal entities.

Article 86 Company merger shall be through agreement signed by all parties. Merger agreement shall include the following issues:

(1) The names and addresses of the parties in the merger;
(2) The name and address of the Company in existence or of the new Company after merger;
(3) The assets of the parties and means of disposal;
(4) The creditor's rights and liabilities of the parties and means of disposal;
(5) The total shares, types and quantity of shares issued for the purpose of capital increase by the Company in existence or the new Company after merger;
(6) The issues that all parties believe necessary to be stated.

Article 87 Should the Company resolve on merger, the creditors shall be notified, public announcement shall be made and the liabilities shall be confirmed within 90 days.

Article 88 The Company in existence or newly established Company shall bear the confirmed creditor's rights and liabilities of the Companies which have been dissolved due to merger.

The enterprises which have been dissolved due to merger must not conceal their creditor's rights and liabilities.

Article 89 After signing the merger agreement, the parties shall file an application for merger at the original competent authority for examination with reference to provisions in Article 13 and report to government authorities for approval. Applications for alteration registration, establishment registration or cancellation registration shall be filed at administration for industry and commerce within 30 days after approval by holding the following documents; applications for alteration registration, re-registration or cancellation registration shall be filed at taxation authorities within 30 days:

(1) Merger application;
(2) Approval document from government authorities;
(3) Resolution agreeing to merger from shareholders' meeting of the parties (or

its owners);

(4) Merger contract;
(5) Articles of Association for the Company in existence or the newly established Company;
(6) The balance sheet, profit statement, accounting check report by certified public accountants, etc. of the original parties before merger, duly verified by certified public accountants;
(7) Other documents required to be submitted.

The Company shall make public announcement after performing the above formalities.

Article 90 Should the government authorities believe that the Company merger has violated the laws, regulations and policies of the state concerning prohibiting monopolization and unfair competition, they shall not approve such merger.

Article 91 Company separation shall conform to the following measures:

(1) The Company invests part of its property and business into a newly established Company; the original Company shall continue to exist;
(2) The Company invests all of its property and business into over two newly-established Companies; the original Company shall be dissolved.

Article 92 The Company shall notify its creditors or make public announcement 90 days before separation. Should any creditors raise objection, the Company can choose to liquidate the liabilities immediately or decide that one or all of the newly established Companies after separation shall guarantee the payment of liabilities.

Article 93 The parties shall sign separation agreement on Company separation. The agreement shall specify the property, scope of business, creditor's rights and liabilities of the parties.

Article 94 Application for Company separation shall be filed by the Company at competent authorities for examination with reference to Article 13 and shall then be reported to government authorities for approval. Applications for alteration registration, establishment registration or cancellation registration shall be filed at administration for industry and commerce within 30 days after approval by holding the following documents; applications for alteration registration, re-registration or cancellation registration shall be filed at taxation authorities within 30 days:

(1) Separation application;
(2) Approval document from government authorities;
(3) Separation agreement;
(4) Resolution agreeing to separation from shareholders' meeting;

(5) Articles of Association for the parties of separation:
(6) The balance sheet, profit statement, accounting check report by certified public accountants, etc. of the original Company before separation, duly verified by certified public accountants;
(7) Other documents required to be submitted.

The Company shall make public announcement after performing the above formalities.

Chapter Ten Termination and Liquidation

Article 95 In any of the following cases, the Company shall terminate and undergo liquidation.

(1) The term of business of the Company expires;
(2) Causes to dismiss the Company stipulated in Articles of Association arise;
(3) The purpose for establishing the Company has been achieved or is impossible to be achieved;
(4) The shareholders' meeting resolves to Company dissolution;
(5) The Company violates the state laws, regulations and this Regulation; the Company is terminated by law for threatening public interest;
(6) The Company is declared bankrupt.

Should the Company be terminated on account of Item 6 as above, relevant provisions in Enterprise Bankruptcy Law (Trial Version) of the P.R.C. shall prevail.

Article 96 Should the Company be terminated on account of Item 1, 2, 3 and 4 of Article 95, Board of Directors shall notify all shareholders of Company termination, convene shareholders' meeting, select members of liquidation team and make public announcement on termination.

The Company shall establish a liquidation team within 15 days since announcement on termination.

Article 97 The creditors shall be notified within 10 days after the establishment of liquidation team and the Company must make public announcement for at lease 3 times within 2 months. The creditors shall declare their creditor's rights within 30 days since the delivery of notice, or within 90 days since the date of announcement for those who fail to receive notice.

The creditor's rights not declared within the term provided in the foregoing shall not be included in liquidation, except for the case in which the Company deliberately gives no notice to creditors.

Article 98 The functions and powers of liquidation team shall include the following:

(1) Formulate liquidation plan, clear up the Company property, make balance sheet and property list of the Company;
(2) Deal with the unfinished business of the Company;
(3) Claim the creditor's right of the Company;
(4) Pay the liabilities of the Company and dismiss the employees of the Company;
(5) Dispose of the remaining property of the Company;
(6) Handle litigation issues on behalf of the Company.

Article 99 Should the liquidation team find that the Company property is insufficient to pay its liabilities, it shall stop liquidation immediately and apply for bankruptcy declaration at the People's Court.

After the Company has been declared bankrupt by the ruling of the People's Court, the People's Court shall handle bankruptcy issue and the liquidation team shall transfer its liquidation issue to the People's Court.

Article 100 After the Company has decided to undergo liquidation, no one shall have the right to dispose of the Company property without the approval of the liquidation team.

The Company property shall be used to cover the liquidation expense first; the liquidation team shall use the remaining to discharge the following in corresponding sequence.

(1) Unpaid salary and social insurance expense of the employees for the past 3 years until the day of liquidation;
(2) Unpaid tax and unpaid additional tax and fund required by administrative laws of the state council;
(3) Bank loans, Company bonds and other liabilities.

Article 101 The liquidation team must not distribute the Company property to the shareholders before discharging the foregoing in the corresponding sequence.

Property distribution violating the foregoing provisions shall be deemed invalid. The creditors shall have the right to demand the return of such property and can demand compensation for losses incurred.

Article 102 After discharging the foregoing, the liquidation team can distribute the remaining property to shareholders in the following sequence:

(1) Honor the priority shares according to the par value; should the property be insufficient to honor the par value of priority shares, it shall be distributed according to the ratio of shares held.
(2) The property shall be distributed according to the ratio of common shares held by the shareholders.

Article 103 After the completion of liquidation, the liquidation team shall formulate a liquidation report and make out the income and expenditure report during the liquidation team and various accounting books, which shall be verified by certified public accountants and reported to government authorities for approval. The liquidation team shall then handle cancellation registration at administration for industry and commerce and taxation authorities and make public announcement on Company termination.

Chapter Eleven Penalty

Article 104 Should the Company have any of the following conduct, the administration for industry and commerce shall extend penalty to the Company and hold those responsible for liability if necessary:

(1) Fail to perform relevant formalities on establishment according to provisions in this Regulation or within the term provided;
(2) Fail to register through verification and conduct business in name of Company without approval;
(3) Conduct falsification on Company registration;
(4) Operate beyond the registered scope of business or engage in illegal dealings;
(5) As the shareholder of limited liability, the total investment of the Company has surpassed 50% of the net assets of the Company;
(6) On increasing capital, the Company has violated provisions in Article 34 and fails to undergo alteration registration at administration for industry and commerce;
(7) The Company has violated provisions in Item 1 of Article 97 in termination and liquidation;
(8) The Company has taken the opportunity of merger, separation, termination and liquidation to withhold capital, conceal property, conceal or fabricate creditor's rights and liabilities and evade liabilities;
(9) The liquidation team has violated the provisions in Article 100.

Article 105 Should the Company have any of the following conduct, the financial authorities or taxation authorities shall render penalty:

(1) The decision and reports concerning the directors' and manager's remuneration have violated the provisions in Item 6 of Article 43 and in Item 9 of Article 55;

(2) The Company fails to place Articles of Association, shareholders' list, minutes to shareholders' meeting and meeting summary, balance sheet, profit statement, change of financial status, etc. at the Company or make false record on the above documents;
(3) The Company fails to report accounting reports to relevant government authorities, conceals parts of accounting reports or makes false record on accounting books;
(4) The Company violates Article 70 in distribution of dividend;
(5) The Company fails to deduct legal surplus public reserve fund according to Article 71 and includes the items listed into capital public reserve fund;
(6) The Company fails to conform to provisions in Article 72 and 75 in using public reserve fund;
(7) The Company fails to perform the duty of deduction on behalf provided in Article 79;
(8) The Company has capital outside its account;
(9) Social established Companies fail to make financial announcement in the required format and content; or have false statement, misleading statement and major omission in the stock offer announcement.

Article 106 In any of the following cases, the System Reform Authority shall charge the parties responsible to correct their conducts; should the responsible party refuse to perform the correction, administration for industry and commerce shall render penalty:

(1) The agreement, application, Articles of Association and other documents submitted by the initiators for Company establishment contain false statement, misleading statement or major omissions;
(2) The Company fails to conduct business according to Articles of Association;
(3) The Company fails to amend the Articles of Association according to the required procedure;
(4) The interval of shareholders' meeting fails to meet the requirement in Item 1 of Article 44;
(5) The interval of Board meeting fails to meet the requirement in Item 1 of Article 56;
(6) The shareholders' meeting of the Company fails to make meeting minute and summary according to requirement;
(7) The Board meeting of the Company fails to make meeting minute according to requirement.

Article 107 Should the Company conduct any of the following, People's Bank (or System Reform Authority) shall charge it to correct the conduct; should the Company refuses to perform the correction, administration for industry and commerce shall render penalty:

(1) The Company shares held by initiators and the employees of the Company fail to meet the requirement in Article 8; the ratio of the Company shares held by a natural person fails to meet the requirement in Item 3 of Article 24;
(2) The Company conducts stock offer without approval, or its Explanation on Raising Share Capital has false statements, misleading statements or major omissions;
(3) The directional established Companies issue stock right certificate to individuals other than its employees or perform shareholder registration and stock transfer formalities for individuals other than its employees;
(4) The issuance price of the Company stocks fails to meet provisions in Article 27;
(5) The Company violates provisions in Article 37 in issuing new stocks;
(6) An enterprise which has acquired over 10% of the shares of social established Companies fails to seek the approval of People's Bank and System Reform Authority.

Article 108 Should the transfer of shares fails to meet provisions in Article 30, those with such conduct or those directly responsible shall be subject to fine.

Article 109 Should the Company fail to start business without a proper reason in 6 months since approval and registration, or should the Company suspend business for over 6 months for reasons ascribed to itself after starting business, the administration for industry and commerce shall confiscate and cancel its business license.

Article 110 Should the directors or manager of the Company violate provisions in Article 62 and cause major financial losses to the Company, they shall be liable for financial compensation; should the conduct constitute criminal offence, justice authorities shall hold such people liable for criminal offence.

Article 111 Should the Company be rendered penalty according to the foregoing, the authorities rendering the penalty shall give the Company a time limit for correcting its conduct and shall render penalty to those directly responsible according to the specific situations of offence. Should the conduct constitute criminal offence, justice authorities shall hold such people liable for criminal offence.

Should the people directly responsible cause damage to the Company, they shall be liable for financial compensation.

Article 112 Should certified public accountants, auditors, lawyers and professionals or organizations violate this Regulation and relevant laws and regulations of the state by providing false and misleading reports or reports with major omissions, competent authorities shall render penalty and hold them liable for legal offence.

Article 113 Should government employees violate this Regulation in performing

duty, conduct jobbery or misuse authority, supervisory authorities shall render penalty.

Article 114 Specific penalties shall refer to existing practices; should there be no provisions, administration for industry and commerce, financial authorities, taxation authorities and supervisory authorities shall make relevant penalties.

Chapter Twelve Supplementary Articles

Article 115 In regard to Companies with approval certificate by Foreign Economy and Trade Commission of the P. R. C., besides this Regulation, relevant laws and regulations concerning foreign-invested enterprises shall also be applicable.

Article 116 The issues concerning foreign exchange in issuance and transfer of RMB special stocks shall be handled according to relevant provisions of foreign exchange administration.

Article 117 With the tax deducted, the dividend and transfer revenue from RMB special stocks can be transferred overseas according to the procedures required by the People's Bank of China and foreign exchange administration.

Article 118 Shenzhen City can continue to implement Provisional Regulations on Limited Companies in Shenzhen City enacted by Shenzhen People's Government.

Article 119 This Regulation shall be interpreted by the State System Reform Commission. Any problems encountered in the trying out shall be coordinated by the System Reform Commissions of the province, autonomous region and municipality of the Company's residence. Such commission shall also guide and supervise the Companies in performing this Regulation.

中华人民共和国外汇管理条例(1997 修正)

中华人民共和国外汇管理条例
（一九九六年一月二十九日中华人民共和国国务院令第一百九十三号发布
根据一九九七年一月十四日《国务院关于修改〈中华人民共和国
外汇管理条例〉的决定》修正）

第一章　总则

第一条　为了加强外汇管理，保持国际收支平衡，促进国民经济健康发展，制定本条例。

第二条　国务院外汇管理部门及其分支机构（以下统称外汇管理机关），依法履行外汇管理职责，负责本条例的实施。

第三条　本条例所称外汇，是指下列以外币表示的可以用作国际清偿的支付手段和资产：
（一）外国货币，包括纸币、铸币；
（二）外币支付凭证，包括票据、银行存款凭证、邮政储蓄凭证等；
（三）外币有价证券，包括政府债券、公司债券、股票等；
（四）特别提款权、欧洲货币单位；
（五）其他外汇资产。

第四条　境内机构、个人、驻华机构、来华人员的外汇收支或者经营活动，适用本条例。

第五条　国家对经常性国际支付和转移不予限制。

第六条　国家实行国际收支统计申报制度。凡有国际收支活动的单位和个人，必须进行国际收支统计申报。

第七条　在中华人民共和国境内，禁止外币流通，并不得以外币计价结算。

第八条　任何单位和个人都有权检举、揭发违反外汇管理的行为和活动。
对检举、揭发或者协助查处违反外汇管理案件有功的单位和个人，由外汇管理机关给予奖励，并负责保密。

第二章　经常项目外汇

第九条　境内机构的经常项目外汇收入必须调回境内，不得违反国家有关规定

将外汇擅自存放在境外。

第十条　境内机构的经常项目外汇收入，应当按照国务院关于结汇、售汇及付汇管理的规定卖给外汇指定银行，或者经批准在外汇指定银行开立外汇帐户。

第十一条　境内机构的经常项目用汇，应当按照国务院关于结汇、售汇及付汇管理的规定，持有效凭证和商业单据向外汇指定银行购汇支付。

第十二条　境内机构的出口收汇和进口付汇，应当按照国家关于出口收汇核销管理和进口付汇核销管理的规定办理核销手续。

第十三条　属于个人所有的外汇，可以自行持有，也可以存入银行或者卖给外汇指定银行。

个人的外汇储蓄存款，实行存款自愿、取款自由、存款有息、为储户保密的原则。

第十四条　个人因私用汇，在规定限额以内购汇。超过规定限额的个人因私用汇，应当向外汇管理机关提出申请，外汇管理机关认为其申请属实的，可以购汇。

个人携带外汇进出境，应当向海关办理申报手续；携带外汇出境，超过规定限额的，还应当向海关出具有效凭证。

第十五条　个人移居境外后，其境内资产产生的收益，可以持规定的证明材料和有效凭证向外汇指定银行购汇汇出或者携带出境。

第十六条　居住在境内的中国公民持有的外币支付凭证、外币有价证券等形式的外汇资产，未经外汇管理机关批准，不得携带或者邮寄出境。

第十七条　驻华机构和来华人员的合法人民币收入，需要汇出境外的，可以持有关证明材料和凭证到外汇指定银行兑付。

第十八条　驻华机构和来华人员由境外汇入或者携带入境的外汇，可以自行保存，可以存入银行或者卖给外汇指定银行，也可以持有效凭证汇出或者携带出境。

第三章　资本项目外汇

第十九条　境内机构的资本项目外汇收入，除国务院另有规定外，应当调回境内。

第二十条　境内机构的资本项目外汇收入，应当按照国家有关规定在外汇指定银行开立外汇帐户；卖给外汇指定银行的，须经外汇管理机关批准。

第二十一条　境内机构向境外投资，在向审批主管部门申请前，由外汇管理机关审查其外汇资金来源；经批准后，按照国务院关于境外投资外汇管理的规定办理有关资金汇出手续。

第二十二条　借用国外贷款，由国务院确定的政府部门、国务院外汇管理部门批准的金融机构和企业按照国家有关规定办理。

外商投资企业借用国外贷款，应当报外汇管理机关备案。

第二十三条　金融机构在境外发行外币债券，须经国务院外汇管理部门批准，并按照国家有关规定办理。

第二十四条　提供对外担保，只能由符合国家规定条件的金融机构和企业办理，并须经外汇管理机关批准。

第二十五条　国家对外债实行登记制度。

境内机构应当按照国务院关于外债统计监测的规定办理外债登记。

国务院外汇管理部门负责全国的外债统计与监测，并定期公布外债情况。

第二十六条　依法终止的外商投资企业，按照国家有关规定进行清算、纳税后，属于外方投资者所有的人民币，可以向外汇指定银行购汇汇出或者携带出境；属于中方投资者所有的外汇，应当全部卖给外汇指定银行。

第四章　金融机构外汇业务

第二十七条　金融机构经营外汇业务须经外汇管理机关批准，领取经营外汇业务许可证。

未经外汇管理机关批准，任何单位和个人不得经营外汇业务。经批准经营外汇业务的金融机构，经营外汇业务不得超出批准的范围。

第二十八条　经营外汇业务的金融机构应当按照国家有关规定为客户开立外汇帐户，办理有关外汇业务。

第二十九条　金融机构经营外汇业务，应当按照国家有关规定交存外汇存款准备金，遵守外汇资产负债比例管理的规定，并建立呆帐准备金。

第三十条　外汇指定银行办理结汇业务所需的人民币资金，应当使用自有资金。

外汇指定银行的结算周转外汇，实行比例幅度管理，具体幅度由中国人民银行根据实际情况核定。

第三十一条　金融机构经营外汇业务，应当接受外汇管理机关的检查、监督。

经营外汇业务的金融机构应当向外汇管理机关报送外汇资产负债表、损益表以及其他财务会计报表和资料。

第三十二条　金融机构终止经营外汇业务，应当向外汇管理机关提出申请。金融机构经批准终止经营外汇业务的，应当依法进行外汇债权、债务的清算，并缴销经营外汇业务许可证。

第五章　人民币汇率和外汇市场

第三十三条　人民币汇率实行以市场供求为基础的、单一的、有管理的浮动汇率制度。

中国人民银行根据银行间外汇市场形成的价格，公布人民币对主要外币的汇率。

第三十四条　外汇市场交易应当遵循公开、公平、公正和诚实信用的原则。

第三十五条　外汇市场交易的币种和形式由国务院外汇管理部门规定和调整。

第三十六条　外汇指定银行和经营外汇业务的其他金融机构是银行间外汇市场的交易者。

外汇指定银行和经营外汇业务的其他金融机构，应当根据中国人民银行公布的汇率和规定的浮动范围，确定对客户的外汇买卖价格，办理外汇买卖业务。

第三十七条　国务院外汇管理部门依法监督管理全国的外汇市场。

第三十八条　中国人民银行根据货币政策的要求和外汇市场的变化，依法对外汇市场进行调控。

第六章　法律责任

第三十九条　有下列逃汇行为之一的，由外汇管理机关责令限期调回外汇，强制收兑，并处逃汇金额百分之三十以上5倍以下的罚款；构成犯罪的，依法追究刑事责任：

（一）违反国家规定，擅自将外汇存放在境外的；

（二）不按照国家规定将外汇卖给外汇指定银行的；

（三）违反国家规定将外汇汇出或者携带出境的；

（四）未经外汇管理机关批准，擅自将外币存款凭证、外币有价证券携带或者邮寄出境的；

（五）其他逃汇行为。

第四十条　有下列非法套汇行为之一的，由外汇管理机关给予警告，强制收兑，并处非法套汇金额百分之三十以上3倍以下的罚款；构成犯罪的，依法追究刑事责任：

（一）违反国家规定，以人民币支付或者以实物偿付应当以外汇支付的进口货款或者其他类似支出的。

（二）以人民币为他人支付在境内的费用，由对方付给外汇的；

（三）未经外汇管理机关批准，境外投资者以人民币或者境内所购物资在境内进行投资的；

（四）以虚假或者无效的凭证、合同、单据等向外汇指定银行骗购外汇的；

（五）非法套汇的其他行为。

第四十一条　未经外汇管理机关批准，擅自经营外汇业务的，由外汇管理机关没收违法所得，并予以取缔；构成犯罪的，依法追究刑事责任。

经营外汇业务的金融机构擅自超出批准的范围经营外汇业务的，由外汇管理机关责令改正，有违法所得的，没收违法所得，并处违法所得1倍以上5倍以下的罚款；没有违法所得的，处１０万元以上５０万元以下的罚款；情节严重或者逾期不改正的，由外汇管理机关责令整顿或者吊销经营外汇业务许可证；构成犯罪的，依法追究刑事责任。

第四十二条　外汇指定银行未按照国家规定办理结汇、售汇业务的，由外汇管理机关责令改正，通报批评，没收违法所得，并处１０万元以上５０万元以下的罚款；情节严重的，停止其办理结汇、售汇业务。

第四十三条　经营外汇业务的金融机构违反人民币汇率管理、外汇存贷款利率管理或者外汇交易市场管理的，由外汇管理机关责令改正，通报批评，有违法所得的，没收违法所得，并处违法所得1倍以上5倍以下的罚款；没有违法所得的，处１０万元以上５０万元以下的罚款；情节严重的，由外汇管理机关责令整顿或者吊销经营外汇业务许可证。

第四十四条　境内机构有下列违反外债管理行为之一的，由外汇管理机关给予警告，通报批评，并处１０万元以上５０万元以下的罚款；构成犯罪的，依法追究刑事责任：

（一）擅自办理对外借款的；

（二）违反国家有关规定，擅自在境外发行外币债券的；

（三）违反国家有关规定，擅自提供对外担保的；

（四）有违反外债管理的其他行为的。

第四十五条　境内机构有下列非法使用外汇行为之一的，由外汇管理机关责令改正，强制收兑，没收违法所得，并处违法外汇金额等值以下的罚款；构成犯罪

的，依法追究刑事责任：

（一）以外币在境内计价结算的；

（二）擅自以外汇作质押的；

（三）私自改变外汇用途的；

（四）非法使用外汇的其他行为。

第四十六条　私自买卖外汇、变相买卖外汇或者倒买倒卖外汇的，由外汇管理机关给予警告，强制收兑，没收违法所得，并处违法外汇金额百分之三十以上3倍以下的罚款；构成犯罪的，依法追究刑事责任。

第四十七条　境内机构违反外汇帐户管理规定，擅自在境内、境外开立外汇帐户的，出借、串用、转让外汇帐户的，或者擅自改变外汇帐户使用范围的，由外汇管理机关责令改正，撤销外汇帐户，通报批评，并处5万元以上３０万元以下的罚款。

第四十八条　境内机构违反外汇核销管理规定，伪造、涂改、出借、转让或者重复使用进出口核销单证的，或者未按规定办理核销手续的，由外汇管理机关给予警告，通报批评，没收违法所得，并处5万元以上３０万元以下的罚款；构成犯罪的，依法追究刑事责任。

第四十九条　经营外汇业务的金融机构违反本条例第二十九条、第三十一条规定的，由外汇管理机关责令改正，通报批评，并处5万元以上３０万元以下的罚款。

第五十条　当事人对外汇管理机关的处罚决定不服的，可以自收到处罚决定通知书之日起１5日内向上一级外汇管理机关申请复议；上一级外汇管理机关应当自收到复议申请书之日起2个月内作出复议决定。当事人对复议决定仍不服的，可以依法向人民法院提起诉讼。

第五十一条　境内机构违反外汇管理规定的，除依照本条例给予处罚外，对直接负责的主管人员和其他直接责任人员，应当给予纪律处分；构成犯罪的，依法追究刑事责任。

第七章　附则

第五十二条　本条例下列用语的含义：

（一）“境内机构”是指中华人民共和国境内的企业事业单位、国家机关、社会团体、部队等，包括外商投资企业。

（二）“外汇指定银行”是指经外汇管理机关批准经营结汇和售汇业务的银行。

（三）“个人”是指中国公民和在中华人民共和国境内居住满1年的外国人。

（四）“驻华机构”是指外国驻华外交机构、领事机构、国际组织驻华代表机构、外国驻华商务机构和国外民间组织驻华业务机构等。

（五）“来华人员”是指驻华机构的常驻人员、短期入境的外国人、应聘在境内机构工作的外国人以及外国留学生等。

（六）“经常项目”是指国际收支中经常发生的交易项目，包括贸易收支、劳务收支、单方面转移等。

（七）“资本项目”是指国际收支中因资本输出和输入而产生的资产与负债的增减项目，包括直接投资、各类贷款、证券投资等。

第五十三条　保税区的外汇管理办法，由国务院外汇管理部门另行制定。

第五十四条　边境贸易和边民互市的外汇管理办法，由国务院外汇管理部门根据本条例规定的原则另行制定。

第五十五条　本条例自１９９６年４月１日起施行。１９８０年１２月１８日国务院发布的《中华人民共和国外汇管理暂行条例》及其配套的细则同时废止。

REGULATIONS OF THE PEOPLE'S REPUBLIC OF CHINA FOR THE CONTROL OF FOREIGN EXCHANGE

(Adopted by the State Council on January 8, 1996 and promulgated by the State Council on January 29, 1996. Effective from April 1, 1996. Amended by the State Council on January 14, 1997.)

CHAPTER 1. GENERAL PROVISIONS

Article 1. These Regulations are formulated in order to strengthen the control of foreign exchange, to maintain the international balance of payments and to promote the healthy development of the national economy.

Article 2. The foreign exchange control department of the State Council and its branches ("Foreign Exchange Control Authorities") shall perform their duties in respect of foreign exchange control according to law and shall be responsible for the implementation of these Regulations.

Article 3. For the purposes of these Regulations, the term "foreign exchange" shall mean the following means of payment and assets, expressed in foreign currency, which may be used for international settlement:

(1) foreign currencies, including banknotes and coins;

(2) payment vouchers denominated in foreign currencies, including negotiable instruments, bank deposit certificates, post office savings vouchers etc.;

(3) negotiable securities denominated in foreign currencies, including government bonds, company bonds, share certificates etc.;

(4) special drawing rights and European Currency Units;

(5) other foreign exchange assets.

Article 4. These Regulations shall apply to the foreign exchange revenue and expenditure or business activities of organizations and individuals in China, foreign establishments in China and expatriates in China.

Article 5. The state does not restrict recurrent international payments and transfers.

Article 6. The state implements a system of statistical reporting on international receipts and payments. All units and individuals that carry out activities involving international receipts and payments must file statistics on international receipts and payments.

Article 7. The circulation of foreign currency in the People's Republic of China is prohibited, and no foreign currency may be used for pricing and settlement in the People's Republic of China.

Article 8. Any unit or individual shall have the right to report or expose acts or activities in violation of foreign exchange control.

The Foreign Exchange Control Authorities shall reward, and be responsible for maintaining confidentiality in respect of, units and individuals that report, expose or provide meritorious assistance in the investigation and handling of cases of violation of foreign exchange control.

CHAPTER 2. FOREIGN EXCHANGE RELATING TO CURRENT ACCOUNT ITEMS

Article 9. Foreign exchange revenue from current account items of organizations in China must be repatriated to China. Foreign exchange may not be deposited outside China in violation of relevant state regulations.

Article 10. Foreign exchange revenue from current account items of organizations in China shall be sold to a designated foreign exchange bank in accordance with State Council regulations for administration of the settlement, sale and payment of foreign exchange or, upon approval, deposited in a foreign exchange account with a designated foreign exchange bank.

Article 11. Foreign exchange to be used for current account items of organizations in China shall be paid after purchase thereof from a designated foreign exchange bank on the strength of valid vouchers and commercial documents, in accordance with State Council regulations for administration of the settlement, sale and payment of foreign exchange.

Article 12. Procedures for verification of foreign exchange receipts for exports and foreign exchange payments for imports by organizations in China shall be carried out in accordance with state regulations concerning the administration of verification of foreign exchange receipts for exports and verification of foreign exchange payments for imports.

Article 13. Foreign exchange owned by individuals may be held by such individuals themselves, deposited in a bank or sold to a designated foreign exchange bank.

The principle of voluntary deposit, unimpeded withdrawal, interest payment on deposits and confidentiality for depositors shall be implemented in respect of the foreign exchange savings deposits of individuals.

Article 14. Foreign exchange to be used by individuals for private purposes may be purchased up to a specified limit. If the amount of foreign exchange to be used by individuals for private purposes is to exceed the specified limit, application shall be made to the Foreign Exchange Control Authorities. The foreign exchange may be purchased if the Foreign Exchange Control Authorities consider the application to be truthful.

Individuals who carry foreign exchange into or out of China shall declare the same to Customs. Those who carry foreign exchange out of China in excess of the specified limit shall also furnish Customs with valid vouchers.

Article 15. With respect to gains generated by the assets in China of individuals who have taken up residence outside China, foreign exchange may be purchased from a designated foreign

exchange bank and remitted or carried out of China on the strength of the prescribed supporting evidence and valid vouchers

Article 16. Chinese citizens residing inside China who hold foreign exchange assets in the form of payment vouchers, negotiable securities, etc. denominated in foreign currencies may not carry or post the same out of China without the approval of the Foreign Exchange Control Authorities.

Article 17. If lawful Renminbi revenue of foreign establishments in China and expatriates in China needs to be remitted out of China, conversion and payment may be effected at a designated foreign exchange bank on the strength of relevant supporting evidence and vouchers.

Article 18. Foreign establishments in China and expatriates in China that remit or carry foreign exchange into China from abroad may hold it themselves, deposit it in a bank, sell it to a designated foreign exchange bank or, on the strength of valid vouchers, remit or carry it out of China.

CHAPTER 3. FOREIGN EXCHANGE RELATING TO CAPITAL ACCOUNT ITEMS

Article 19. Foreign exchange revenue from capital account items of organizations in China shall be repatriated to China unless specified otherwise by the State Council.

Article 20. Foreign exchange revenue from capital account items of organizations in China shall be deposited in a foreign exchange account opened with a designated foreign exchange bank in accordance with relevant state regulations. The sale of such foreign exchange revenue to a designated foreign exchange bank shall be subject to the approval of the Foreign Exchange Control Authorities.

Article 21. If an organization in China wishes to invest outside China, its sources of foreign exchange funds shall be examined by the Foreign Exchange Control Authorities before the organization applies to the examination and approval authority in charge. After approval, relevant procedures in respect of remittance of funds shall be carried out in accordance with State Council regulations concerning control of foreign exchange invested outside China.

Article 22. The taking out of foreign loans shall be handled by government departments determined by the State Council, financial institutions approved by the foreign exchange control department of the State Council and enterprises, in accordance with relevant state regulations.

If a foreign investment enterprise takes out a loan from abroad, it shall report the same to the Foreign Exchange Control Authorities for the record.

Article 23. The issue of foreign currency bonds outside China by financial institutions shall be subject to the approval of the foreign exchange control department of the State Council and be carried out in accordance with relevant state regulations.

Article 24. The provision of guarantees to foreign entities may be handled only by financial institutions and enterprises which conform to the conditions specified by the state and shall be subject to the approval of the Foreign Exchange Control Authorities.

Article 25. The state implements a system of registration of foreign debt.

Organizations in China shall carry out registration of foreign debt in accordance with State Council regulations concerning the statistical monitoring of foreign debt.

The foreign exchange control department of the State Council shall be responsible for the nationwide statistical monitoring of foreign debt and shall periodically publish information on the situation in respect of foreign debt.

Article 26. After a foreign investment enterprise that has been terminated according to law has carried out liquidation and paid tax in accordance with relevant state regulations, the Renminbi belonging to the foreign investor may be remitted or carried out of China in foreign exchange purchased from a designated foreign exchange bank, and the foreign exchange belonging to the Chinese investor shall be sold to a designated foreign exchange bank.

CHAPTER 4. FOREIGN EXCHANGE BUSINESS OF FINANCIAL INSTITUTIONS

Article 27. Financial institutions which operate foreign exchange business must be approved by the Foreign Exchange Control Authorities and obtain a Foreign Exchange Business Permit.

No unit or individual may operate foreign exchange business without the approval of the Foreign Exchange Control Authorities. The foreign exchange business of financial institutions which have been approved to operate such business may not exceed the scope of their approval.

Article 28. Financial institutions which operate foreign exchange business shall open foreign exchange accounts for their customers and carry out relevant foreign exchange business in accordance with relevant state regulations.

Article 29. Financial institutions which operate foreign exchange business shall place a foreign exchange deposit reserve in accordance with relevant state regulations, abide by regulations concerning control of foreign exchange assets-liabilities ratios and establish a doubtful account reserve.

Article 30. Designated foreign exchange banks shall use their self-owned funds as the Renminbi funds required to carry out foreign exchange settlement business.

The foreign exchange working funds that designated foreign exchange banks use in settlement shall be controlled by imposing a proportionate range. The specific range shall be set by the People's Bank of China in accordance with the actual circumstances.

Article 31. Financial institutions which operate foreign exchange business shall accept inspection and supervision by the Foreign Exchange Control Authorities.

Financial institutions which operate foreign exchange business shall submit foreign exchange balance sheets, profit and loss statements and other financial and accounting statements and information to the Foreign Exchange Control Authorities.

Article 32. To terminate its foreign exchange business, a financial institution shall submit an application to the Foreign Exchange Control Authorities. A financial institution which has terminated its foreign exchange business upon approval shall liquidate its foreign exchange claims and debts according to law and hand in its Foreign Exchange Business Permit for cancellation.

CHAPTER 5. RENMINBI EXCHANGE RATE AND FOREIGN EXCHANGE MARKET

Article 33. The system of a single, controlled, floating exchange rate based on market supply and demand shall be implemented in respect of the Renminbi exchange rate.

The People's Bank of China shall announce the rates of exchange between Renminbi and major foreign currencies on the basis of the prices formed in the interbank foreign exchange market.

Article 34. The principle of openness, equitability, fairness and good faith shall be adhered to in foreign exchange market transactions.

Article 35. The currencies and forms of foreign exchange market transactions shall be specified and adjusted by the foreign exchange control department of the State Council.

Article 36. Designated foreign exchange banks and other financial institutions which operate foreign exchange business shall be the parties which carry out transactions in the interbank foreign exchange market.

Designated foreign exchange banks and other financial institutions which operate foreign exchange business shall determine the prices for buying and selling foreign exchange from and to customers and carry out foreign exchange buying and selling operations in accordance with the exchange rates announced by, and the scope of fluctuation specified by, the People's Bank of China.

Article 37. The foreign exchange control department of the State Council shall supervise and control the foreign exchange market throughout China according to law.

Article 38. The People's Bank of China shall regulate and control the foreign exchange market according to law, in accordance with the requirements of monetary policies and changes in the foreign exchange market.

CHAPTER 6. LEGAL LIABILITY

Article 39. If foreign exchange control is evaded through any of the following acts, the Foreign Exchange Control Authorities shall order the foreign exchange to be repatriated within a time limit, forcibly collect and convert the foreign exchange and additionally impose a fine of not less than 30 percent of, and not more than five times, the amount of foreign exchange involved in the evasion; if a criminal offense is constituted, criminal liability shall be pursued according to law:

(1) deposit of foreign exchange outside China in violation of state regulations;

(2) failure to sell foreign exchange to a designated foreign exchange bank in accordance with state regulations;

(3) remitting or carrying foreign exchange out of China in violation of state regulations;

(4) carrying or posting of deposit certificates or negotiable securities denominated in foreign currency out of China without the approval of the Foreign Exchange Control Authorities; or

(5) other acts of evasion of foreign exchange control.

Article 40. If foreign exchange is acquired illegally through any of the following acts, the Foreign Exchange Control Authorities shall issue a warning, forcibly collect and convert the foreign exchange and additionally impose a fine of not less than 30 percent of, and not more than three times, the amount of such illegally acquired foreign exchange; if a criminal offense is constituted, criminal liability shall be pursued according to law:

(1) making payment in Renminbi or in kind of amounts for imports payable in foreign exchange or for similar expenditures, in violation of state regulations;

(2) making payment on behalf of other parties in Renminbi for expenses incurred in China, where the other party provides foreign exchange;

(3) investment in China of Renminbi or goods and materials purchased in China by an investor outside China, without the approval of the Foreign Exchange Control Authorities;

(4) fraudulent purchase of foreign exchange from a designated foreign exchange bank by means of a sham or invalid voucher, contract, invoice etc.; or

(5) other acts of illegal acquisition of foreign exchange.

Article 41. The Foreign Exchange Control Authorities shall confiscate the illegal income of those who operate foreign exchange business without the approval of the Foreign Exchange Control Authorities and shall forbid such operations. If a criminal offense is constituted, criminal liability shall be pursued according to law.

If a financial institution which operates foreign exchange business exceeds its approved scope of foreign exchange business without authorization, the Foreign Exchange Control Authorities shall order rectification and, if illegal income has been derived, confiscate the illegal income and additionally impose a fine of not less than one and not more than five times the amount of such illegal income. If no illegal income has been derived, a fine of not less than RMB¥100,000 and not more than RMB¥500,000 shall be imposed. If the circumstances are serious, or rectification is not carried out within the time limit, the Foreign Exchange Control Authorities shall order reorganization or revoke the institution's Foreign Exchange Business Permit. If a criminal offense is constituted, criminal liability shall be pursued according to law.

Article 42. If a designated foreign exchange bank fails to carry out its operations in respect of the settlement and sale of foreign exchange in accordance with state regulations, the Foreign Exchange Control Authorities shall order rectification, circulate a notice of criticism, confiscate the illegal income and impose a fine of not less than RMB¥100,000 and not more than RMB¥500,000. If the circumstances are serious, the bank's operations in respect of the settlement and sale of foreign exchange shall be stopped.

Article 43. If a financial institution which operates foreign exchange business violates Renminbi exchange rate controls, foreign exchange deposit or loan interest rate controls or foreign exchange trading market controls, the Foreign Exchange Control Authorities shall order rectification, circulate a notice of criticism and, if illegal income has been derived, confiscate the illegal income and additionally impose a fine of not less than one and not more than five times the amount of such illegal income. If no illegal income has been derived, a fine of not less than RMB¥100,000 and not more than RMB¥500,000 shall be imposed. If the circumstances are serious, the Foreign Exchange Control Authorities shall order reorganization or revoke the institution's Foreign Exchange Business Permit.

Article 44. If an organization in China commits any of the following acts in violation of the control of foreign debt, the Foreign Exchange Control Authorities shall issue a warning, circulate a notice of criticism and additionally impose a fine of not less than RMB¥100,000 and not more than RMB¥500,000; if a criminal offense is constituted, criminal liability shall be pursued according to law:

(1) handling foreign loans without authorization;

(2) issuance of bonds denominated in foreign currency outside China, in violation of relevant state regulations;

(3) provision of guarantees to foreign entities in violation of relevant state regulations; or

(4) other acts in violation of the control of foreign debt.

Article 45. If an organization in China commits any of the following acts of illegal use of foreign exchange, the Foreign Exchange Control Authorities shall order rectification, forcibly collect and convert the foreign exchange, confiscate the illegal income and additionally impose a fine equivalent to not more than the amount of such illegal income; if a criminal offense is constituted, criminal liability shall be pursued according to law:

(1) pricing and/or settlement in foreign currencies in China;

(2) pledging foreign exchange without authorization;

(3) changing the purpose of the foreign exchange without permission; or

(4) other acts of illegal use of foreign exchange.

Article 46. If anyone buys or sells foreign exchange privately or covertly or deals illegally in foreign exchange, the Foreign Exchange Control Authorities shall issue a warning, forcibly collect and convert the foreign exchange, confiscate the illegal income and additionally impose a fine of not less than 30 percent of, and not more than three times, the amount of the illegal foreign exchange. If a criminal offense is constituted, criminal liability shall be pursued according to law.

Article 47. If an organization in China violates the regulations concerning the administration of foreign exchange accounts by opening a foreign exchange account in or outside China without authorization, or by lending, sharing with others or transferring its foreign exchange account or by changing the scope of use of its foreign exchange account without authorization, the Foreign Exchange Control Authorities shall order rectification, cancel the foreign exchange account, circulate a notice of criticism and additionally impose a fine of not less than RMB¥50,000 and not more than RMB¥300,000.

Article 48. If an organization in China violates regulations for the administration of the verification of foreign exchange by forging, altering, lending or assigning an import or export verification statement or by using the same certificate more than once, or fails to carry out verification procedures in accordance with regulations, the Foreign Exchange Control Authorities shall issue a warning, circulate a notice of criticism, confiscate the illegal income and additionally impose a fine of not less than RMB¥50,000 and not more than RMB¥300,000. If a criminal offense is constituted, criminal liability shall be pursued according to law.

Article 49. If a financial institution which operates foreign exchange business violates the provisions of Article 29 or 31 hereof, the Foreign Exchange Control Authorities shall order rectification, circulate a notice of criticism and additionally impose a fine of not less than RMB¥50,000 and not more than RMB¥300,000.

Article 50. If the persons concerned are dissatisfied with the penalty decision of the Foreign Exchange Control Authorities, they may submit an application for reconsideration to the Foreign Exchange Control Authorities one level higher within a period of 15 days commencing from the date of receipt of written notification of the penalty decision. The Foreign Exchange Control Authorities at such higher level shall make a decision upon reconsideration within a period of two months commencing from the date of receipt of the request for reconsideration. If the persons concerned are dissatisfied with the decision made upon reconsideration, they may institute proceedings with a People's Court according to law.

Article 51. If an organization in China violates regulations in respect of the control of foreign exchange, in addition to the imposition of penalties in accordance herewith, disciplinary sanctions shall be imposed on the directly responsible personnel in charge and other directly responsible personnel. If a criminal offense is constituted, criminal liability shall be pursued according to law.

CHAPTER 7. SUPPLEMENTARY PROVISIONS

Article 52. For the purposes of these Regulations, the following terms shall have the meanings assigned to them below:

(1) "organization in China" shall mean any enterprise, institution, state authority, social organization, military unit, etc., including any foreign investment enterprise, inside the People's Republic of China;

(2) "designated foreign exchange bank" shall mean any bank approved by the Foreign Exchange Control Authorities to operate the business of settlement and sale of foreign exchange;

(3) "individual" shall mean any Chinese citizen and any foreigner who has been resident in the People's Republic of China for a full year;

(4) "foreign establishment in China" shall mean any diplomatic or consular establishment in China of a foreign country, any representative office in China of an international organization, any commercial establishment in China of a foreign country, any business establishment in China of a foreign non-governmental organization, etc.;

(5) "expatriates in China" shall mean the resident personnel of foreign establishments in China, foreigners who enter China for a short-term stay, foreigners who have been recruited by and are working in organizations in China, foreign students, etc.;

(6) "current account items" shall mean recurrent transactions in the course of international receipts and payments, including trade receipts and payments, service receipts and payments, unilateral transfers, etc.;

(7) "capital account items" shall mean assets and liability credit and debit items arising from the inflow and outflow of capital in the course of international receipts and payments, including direct investments, all kinds of loans, securities investments, etc.

Article 53. The foreign exchange control department of the State Council shall formulate separate measures for the control of foreign exchange in bonded zones.

Article 54. The foreign exchange control department of the State Council shall formulate separate measures for the control of foreign exchange in respect of border trade and cross-border markets of residents of border areas in accordance with the principles specified herein.

Article 55. These Regulations shall be implemented from April 1, 1996. The *Provisional Regulations of the People's Republic of China for the Control of Foreign Exchange* issued by the State Council on December 18, 1980 and their accompanying detailed rules shall be repealed on the same date.

结汇、售汇及付汇管理规定

第一章 总则

第一条 为规范结汇、售汇及付汇行为，实现人民币在经常项目下可兑换，特制定本规定。

第二条 经营外汇业务的银行应当按照本规定和中国人民银行、国家外汇管理局批准的业务范围办理结汇、售汇、开立外汇帐户及对外支付业务。

第三条 境内机构外汇收入，除国家另有规定外应当及时调回境内。

第四条 境内机构、居民个人、驻华机构及来华人员应当按照本规定办理结汇、购汇、开立外汇帐户及对外支付。

第五条 境内机构和居民个人通过经营外汇业务的银行办理对外收支时，应当按照《国际收支统计申报办法》及有关规定办理国际收支统计申报。

第二章 经常项目下的结汇、售汇与付汇

第六条 除本规定第七条、第八条、第十条限定的范围和数量外，境内机构取得的下列外汇应当结汇：

（一）出口或者先支后收转口货物及其他交易行为收入的外汇。其中用跟单信用证／保函和跟单托收方式结算的贸易出口外汇可以凭有效商业单据结汇，用汇款方式结算的贸易出口外汇持出口收汇核销单结汇；

（二）境外贷款项下国际招标中标收入的外汇；

（三）海关监管下境内经营免税商品收入的外汇；

（四）交通运输（包括各种运输方式）及港口（含空港）、邮电（不包括国际汇兑款）、广告、咨询、展览、寄售、维修等行业及各类代理业务提供商品或者服务收入的外汇；

（五）行政、司法机关收入的各项外汇规费、罚没款等；

（六）土地使用权、著作权、商标权、专利权、非专利技术、商誉等无形资产转让收入的外汇，但上述无形资产属于个人所有的，可不结汇；

（七）境外投资企业汇回的外汇利润、对外经援项下收回的外汇和境外资产的外汇收入；

（八）对外索赔收入的外汇、退回的外汇保证金等；

（九）出租房地产和其他外汇资产收入的外汇；

（十）保险机构受理外汇保险所得外汇收入；

（十一）取得《经营外汇业务许可证》的金融机构经营外汇业务的净收入；

（十二）国外捐赠、资助及援助收入的外汇；

（十三）国家外汇管理局规定的其他应当结汇的外汇。

第七条 境内机构（不含外商投资企业）的下列外汇，可以向国家外汇管理局及其分支局（以下简称“外汇局”）申请，在经营外汇业务的银行开立外汇帐户，按照规定办理结汇：

（一）经营境外承包工程、向境外提供劳务、技术合作及其他服务业务的公司，在上述业务项目进行过程中收到的业务往来外汇；

（二）从事代理对外或者境外业务的机构代收代付的外汇；

（三）暂收待付或者暂收待结项下的外汇，包括境外汇入的投标保证金、履约保证金、先收后支的转口贸易收汇、邮电部门办理国际汇兑业务的外汇汇兑款、一类旅行社收取的国外旅游机构预付的外汇、铁路部门办理境外保价运输业务收取的外汇、海关收取的外汇保证金、抵押金等；

（四）保险机构受理外汇保险、需向境外分保以及尚未结算的保费。

上述各项外汇的净收入，应当按照规定的时间全部卖给外汇指定银行。

第八条　捐赠、资助及援助合同规定用于境外支付的外汇，经外汇局批准后方可保留。

第九条　下列范围的外汇，可以保留：

（一）外国驻华使领馆、国际组织及其他境外法人驻华机构的外汇；

（二）居民个人及来华人员的外汇。

第十条　外商投资企业经常项目下外汇收入可在外汇局核定的最高金额以内保留外汇，超出部分应当卖给外汇指定银行，或者通过外汇调剂中心卖出。

第十一条　超过等值1万美元的现钞结汇，结汇人应当向外汇指定银行提供真实的身份证明和外汇来源证明，外汇指定银行予以结汇登记后报外汇局备案。

第十二条　本规定第七、八、九、十条允许开立外汇帐户的境内机构和居民个人、驻华机构及来华人员，应当按照外汇帐户管理的有关规定，到经营外汇业务的银行办理开户手续。

第十三条　境内机构下列贸易及非贸易经营性对外支付用汇，持与支付方式相应的有效商业单据和所列有效凭证从其外汇帐户中支付或者到外汇指定银行兑付：

（一）用跟单信用证／保函方式结算的贸易进口，如需在开证时购汇，持进口合同、进口付汇核销单、开证申请书；如需在付汇时购汇，还应当提供信用证结算方式要求的有效商业单据。核销时必须凭正本进口货物报关单办理；

（二）用跟单托收方式结算的贸易进口，持进口合同、进口付汇核销单、进口付汇通知书及跟单托收结算方式要求的有效商业单据。核销时必须凭正本进口货物报关单办理；

（三）用汇款方式结算的贸易进口，持进口合同、进口付汇核销单、发票、正本进口货物报关单、正本运输单据，若提单上的“提货人”和报关单上的“经营单位”与进口合同中列明的买方名称不一致，还应当提供两者间的代理协议；

（四）进口项下不超过合同总金额的15％或者虽超过15％但未超过等值10万美元的预付货款，持进口合同、进口付汇核销单；

上述（一）至（四）项下进口，实行进口配额管理或者特定产品进口管理的货物，还应当提供有关部门签发的许可证或者进口证明；进口实行自动登记制的货物，还应当提供填好的登记表格。

（五）进口项下的运输费、保险费，持进口合同、正本运输费收据和保险费收据；

（六）出口项下不超过合同总金额2％的暗佣（暗扣）和5％的明佣（明扣）或者虽超过上述比例但未超过等值1万美元的佣金，持出口合同或者佣金协议、结汇水单或者收帐通知；出口项下的运输费、保险费，持出口合同、正本运输费收据和保险费收据；

（七）进口项下的尾款，持进口合同、进口付汇核销单、验货合格证明；

（八）进出口项下的资料费、技术费、信息费等从属费用，持进口合同或者出口合同、进口付汇核销单或者出口收汇核销单、发票或者收费单据及进口或者出口单位负责人签字的说明书；

（九）从保税区购买商品以及购买国外入境展览展品的用汇，持（一）至（八）项规定的有效凭证和有效商业单据；

（十）专利权、著作权、商标、计算机软件等无形资产的进口，持进口合同或者协议；

（十一）出口项下对外退赔外汇，持结汇水单或者收帐通知、索赔协议、理赔证明和已冲减出口收汇核销的证明；

（十二）境外承包工程所需的投标保证金持投标文件，履约保证金及垫付工程款项持合同。

第十四条　境内机构下列贸易及非贸易经营性对外支付，经营外汇业务的银行凭用户提供的支付清单先从其外汇帐户中支付或者兑付，事后核查：

（一）经国务院批准的免税品公司按照规定范围经营免税商品的进口支付；

（二）民航、海运、铁道部门（机构）支付境外国际联运费、设备维修费、站场港口使用费、燃料供应费、保险费、非融资性租赁费及其他服务费用；

（三）民航、海运、铁道部门（机构）支付国际营运人员伙食、津贴补助；

（四）邮电部门支付国际邮政、电信业务费用。

第十五条　境内机构下列对外支付用汇，由外汇局审核其真实性后，从其外汇帐户中支付或者到外汇指定银行兑付：

（一）超过本规定第十三条（四）规定比例和金额的预付货款；

（二）超过本规定第十三条（六）规定比例和金额的佣金；

（三）转口贸易项下先支后收的对外支付；

（四）偿还外债利息；

（五）超过等值1万美元的现钞提取。

第十六条　境内机构偿还境内中资金融机构外汇贷款利息，持《外汇（转）贷款登记证》、借贷合同及债权人的付息通知单，从其外汇帐户中支付或者到外汇指定银行兑付。

第十七条　财政预算内的机关、事业单位和社会团体的非贸易非经营性用汇，按照《非贸易非经营性外汇财务管理暂行规定》办理。

第十八条　财政预算外的境内机构下列非经营性用汇，持所列有效凭证从其外汇帐户中支付或者到外汇指定银行兑付：

（一）在境外举办展览、招商、培训及拍摄影视片等用汇，持合同、境外机构的支付通知书及主管部门批准文件；

（二）对外宣传费、对外援助费、对外捐赠外汇、国际组织会费、参加国际会议的注册费、报名费，持主管部门的批准文件及有关函件；

（三）在境外设立代表处或者办事机构的开办费和年度预算经费，持主管部门批准设立该机构的批准文件和经费预算书；

（四）国家教委国外考试协调机构支付境外的考试费，持对外合同和国外考试机构的帐单或者结算通知书；

（五）在境外办理商标、版权注册、申请专利和法律、咨询服务等所需费用，持合同和发票；

（六）因公出国费用，持国家授权部门出国任务批件。

上述（一）至（六）项以外的非经营性用汇，由外汇局审核其真实性以后，从其外汇帐户中支付或者到外汇指定银行兑付。

第十九条　居民个人的因私用汇，按照《境内居民因私兑换外汇办法》和《境内居民外汇存款汇出境外的规定》办理。

第二十条　居民个人移居出境后，下列合法人民币收益，持本人身份证明和所列有效凭证到外汇局授权的外汇指定银行兑付：

（一）人民币存款利息，持人民币存款利息清单；

（二）房产出租收入的租金，持房产租赁合同和房产出租管理部门的证明；

（三）其他资产的收益，持有关的证明材料和收益清单。

第二十一条　外商投资企业外方投资者依法纳税后的利润、红利的汇出，持董事会利润分配决议书，从其外汇帐户中支付或者到外汇指定银行兑付。

外商投资企业中外籍、华侨、港澳台职工依法纳税后的人民币工资及其他正当收益，持证明材料到外汇指定银行兑付。

第二十二条　按照规定应当以外币支付的股息，依法纳税后持董事会利润分配决议书从其外汇帐户中支付或者到外汇指定银行兑付。

第二十三条　驻华机构及来华人员的合法人民币收入，需汇出境外时，持证明材料和收费清单到外汇局授权的外汇指定银行兑付。

第二十四条　驻华机构及来华人员从境外携入或者在境内购买的自用物品、设备、用具等，出售后所得人民币款项，需汇出境外时，持工商登记证或者本人身份证明和出售凭证到外汇局授权的外汇指定银行兑付。

第二十五条　临时来华的外国人、华侨、港澳台同胞出境时未用完的人民币，可以凭本人护照、原兑换水单（有效期为 6 个月）兑回外汇，携出境外。

第三章　资本项目下的结汇、售汇与付汇

第二十六条　境内机构资本项目下的外汇应当在经营外汇业务的银行开立外汇帐户。

第二十七条　境内机构下列范围内的外汇，未经外汇局批准，不得结汇：

（一）境外法人或自然人作为投资汇入的外汇；

（二）境外借款及发行外币债券、股票取得的外汇；

（三）经国家外汇管理局批准的其他资本项目下外汇收入。

除出口押汇外的国内外汇贷款和中资企业借入的国际商业贷款不得结汇。

第二十八条　境内机构向境外出售房地产及其他资产收入的外汇，除本规定第十条限定的数额外应当卖给外汇指定银行。

第二十九条　境内机构偿还境内中资金融机构外汇贷款本金，持《外汇（转）贷款登记证》、借贷合同及债权机构的还本通知单，从其外汇帐户中支付或者到外汇指定银行兑付。

第三十条　境内机构资本项目下的下列用汇，持所列有效凭证向外汇局申请，凭外汇局的核准件从其外汇帐户中支付或者到外汇指定银行兑付：

（一）偿还外债本金，持《外债登记证》、借贷合同及债权机构还本通知单；

（二）对外担保履约用汇，持担保合同、外汇局核发的《外汇担保登记证》及境外机构支付通知；

（三）境外投资资金的汇出，持国家主管部门的批准文件和投资合同；

（四）外商投资企业的中方投资者经批准需以外汇投入的注册资金，持国家主管部门的批准文件和合同。

第三十一条　外商投资企业的外汇资本金的增加、转让或者以其他方式处置，持董事会决议，经外汇局核准后，从其外汇帐户中支付或者持外汇局核发的售汇通知单到外汇指定银行兑付；

投资性外商投资企业外汇资本金在境内投资及外方所得利润在境内增资或者再投资，持外汇局核准件办理。

第四章　结汇、售汇及付汇的监管

第三十二条　外商投资企业可以在外汇指定银行办理结汇和售汇，也可以在外汇调剂中心买卖外汇，其他境内机构、居民个人、驻华机构及来华人员只能在外汇指定银行办理结汇和售汇。

第三十三条　从外汇帐户中对外支付时，经营外汇业务的银行应当根据规定的外汇帐户收支范围及本规定第二、三章相应的规定进行审核，办理支付。

第三十四条　外汇指定银行办理售汇和付汇后，应当在相应的有效凭证和有效商业单据上签章后留存备查。

第三十五条　外汇指定银行应当根据中国人民银行每日公布的人民币汇率中间价和规定的买卖差价幅度，确定对客户的外汇买卖价格，办理结汇和售汇业务。

第三十六条　从外汇帐户中支付或者购汇支付，应当在有关结算方式或者合同规定的日期办理，不得提前对外付款；除用于还本付息的外汇和信用证／保函保证金外，不得提前购汇。

第三十七条　为使有远期支付合同或者偿债协议的用汇单位避免汇率风险，外汇指定银行可以按照有关规定为其办理人民币与外币的远期买卖及其他保值业务。

第三十八条　易货贸易项下进口，未经外汇局批准，不得购汇或者从外汇帐户支付。

第三十九条　经营外汇业务的银行应当按照规定向外汇局报送结汇、售汇及付汇情况报表。

外汇指定银行应当建立结售汇内部监管制度，遇有结售汇异常情况，应当及时向国家外汇管理局当地分支局报告。

第四十条　境内机构应当在其注册地选择经营外汇业务的银行开立外汇帐户、按照本规定办理结汇、购汇、付汇业务。境内机构在异地和境外开立外汇帐户，应当向外汇局申请。

外商投资企业经常项下的外汇收入，经批准可以在注册地选择经营外汇业务的银行开立外汇结算帐户。

第四十一条　经营外汇业务的银行和有结汇、购汇、付汇业务的境内机构，应当无条件接受外汇局的监督、检查，并出示、提供有关材料。对违反本规定的，外汇局可对其处以警告、没收违法所得、罚款的处罚；对违反本规定，情节严重的经营外汇业务的银行，外汇局可对其处以暂停结售汇业务的处罚。

第五章　附则

第四十二条　本规定由国家外汇管理局负责解释。

第四十三条　本规定自１９９６年７月１日起施行。

１９９４年３月２６日发布的《结汇、售汇及付汇管理暂行规定》同时废止。其他规定与本规定相抵触的，以本规定为准。

REGULATIONS FOR ADMINISTRATION OF THE SETTLEMENT, SALE AND PAYMENT OF FOREIGN EXCHANGE

(Promulgated by the PBOC on June 20, 1996 and effective from July 1, 1996.)

CHAPTER 1. GENERAL PROVISIONS

Article 1. These Regulations are specially formulated in order to standardize acts of settlement, sale and payment of foreign exchange and to realize the convertibility of Renminbi relating to current account items.

Article 2. Banks which operate foreign exchange business shall carry out the settlement and sale of foreign exchange, opening of foreign exchange accounts and making of payments to payees outside China in accordance with these Regulations and the scope of business approved by the People's Bank of China and the State Administration of Foreign Exchange.

Article 3. Organizations in China shall timely repatriate foreign exchange revenue to China, unless otherwise provided by the state.

Article 4. Organizations in China, individual residents, foreign establishments in China and expatriates in China shall effect the settlement and purchase of foreign exchange, opening of foreign exchange accounts and the making of payments to payees outside China in accordance with these Regulations.

Article 5. Organizations in China and individual residents that handle receipts from and payments to foreign entities through banks which operate foreign exchange business shall carry out statistical reporting of international receipts and payments in accordance with the *Measures for the Statistical Reporting of International Receipts and Payments* and related regulations.

CHAPTER 2. SETTLEMENT, SALE AND PAYMENT OF FOREIGN EXCHANGE RELATING TO CURRENT ACCOUNT ITEMS

Article 6. With the exception of the scopes and amounts specified in Articles 7, 8 and 10 hereof, the following foreign exchange obtained by organizations in China shall be settled:

(1) foreign exchange received from the export of goods, entrepôt trade where payment is made first and collected later, or other transactions. Of such foreign exchange, that relating to trade exports to be settled with documentary letters of credit/letters of guarantee or by documentary collection may be settled on the strength of the valid commercial documents, and that relating to trade exports to be settled by remittance shall be settled on the strength of the export verification statements;

(2) foreign exchange received from the winning of international tenders under loans granted outside China;

(3) foreign exchange received from duty-free merchandise business carried out in China under Customs supervision and control;

(4) foreign exchange received in industries such as communications and transportation (including all modes of transportation), ports (including airports), post and telecommunications (excluding international remittances), advertising, consultancy, exhibition, sale on commission and maintenance etc., or from the provision of merchandise or services in all kinds of agency business;

(5) all categories of foreign exchange fees, fines and confiscated amounts, etc. received by administrative and judicial authorities;

(6) foreign exchange received from the assignment of intangible assets such as land use rights, copyrights, trademark rights, patent rights, non-patented technology and goodwill, etc.; however, if the above-mentioned intangible assets are owned by individuals, no settlement shall be required;

(7) foreign exchange profit repatriated by enterprises invested in outside China, foreign exchange recovered from economic assistance to foreign countries and regions and foreign exchange revenue from assets outside China;

(8) foreign exchange received from claims against parties outside China, returned foreign exchange security moneys, etc.;

(9) foreign exchange received from the leasing of real estate and other foreign exchange assets;

(10) foreign exchange revenue derived by insurance institutions from accepting foreign exchange insurance;

(11) the net revenue from foreign exchange business derived by financial institutions that have obtained a Foreign Exchange Business Permit;

(12) foreign exchange received from foreign donations, financial assistance and aid;

(13) other foreign exchange to be settled, as specified by the State Administration of Foreign Exchange.

Article 7. With respect to the following foreign exchange, organizations in China (except for foreign investment enterprises) may apply to the State Administration of Foreign Exchange or a branch thereof ("Foreign Exchange Administration") for approval to open foreign exchange accounts with banks which operate foreign exchange business and to effect foreign exchange settlement in accordance with regulations:

(1) foreign exchange related to business transactions received by companies engaged in project contracting outside China, or in the provision of labor services to, technical cooperation with, or other services to, entities outside China in the course of their engagement in such business;

(2) foreign exchange that is collected and paid on behalf of their principals by organizations

acting as agents in foreign-related business or in business outside China;

(3) foreign exchange that has been provisionally collected and is awaiting payment or settlement, including tender deposits, performance bonds, foreign exchange received from entrepôt trade where payment is collected first and made later, foreign exchange remittances by post and telecommunication departments in their international remittance business, advance payments of foreign currency received by Category 1 travel services from tourism organizations outside China, foreign exchange received by the railway authorities from their engagement in transportation outside China at guaranteed prices, foreign exchange bonds and security payments collected by Customs, etc. that are remitted from outside China;

(4) premiums for foreign exchange insurance accepted by, premiums for the insurance of risks to be reinsured with insurance companies outside China by, and as yet unsettled payments of premiums of, insurance institutions.

The above-mentioned net foreign exchange revenue shall be sold to designated foreign exchange banks in full at the prescribed time.

Article 8. Foreign exchange which the grant, subsidy or aid contracts require to be used for payments outside China may be retained only upon the approval of a Foreign Exchange Administration.

Article 9. Foreign exchange within the following scope may be retained:

(1) foreign exchange of foreign embassies and consulates in China, and of establishments in China of international organizations and other legal persons outside China;

(2) foreign exchange of individual residents and of expatriates in China.

Article 10. The foreign exchange revenue relating to current account items of foreign investment enterprises may be retained as foreign currency up to the maximum amount specified by the Foreign Exchange Administration. The portion in excess of such amount shall be sold to a designated foreign exchange bank or through a foreign exchange adjustment center.

Article 11. With respect to cash settlements of foreign exchange in excess of an amount equivalent to US$10,000, the person effecting the settlement shall provide authentic proof of identity and proof of the source of the foreign exchange to the designated foreign exchange bank. After registering the settlement, the designated foreign exchange bank shall report to the Foreign Exchange Administration for the record.

Article 12. Organizations in China, individual residents, foreign establishments in China, and expatriates in China, that are permitted to open foreign exchange accounts pursuant to Articles 7, 8, 9 and 10 hereof shall carry out account opening procedures with banks which operate foreign exchange business in accordance with relevant regulations concerning the administration of foreign exchange accounts.

Article 13. With respect to the following foreign exchange to be used for making trading

and non-trading operating payments to payees outside China, organizations in China shall make payments from their foreign exchange accounts, or effect conversion and payment at designated foreign exchange banks, on the strength of valid commercial documents corresponding to the method of payment and on the strength of the specified valid vouchers:

(1) with respect to trade imports to be settled with documentary letters of credit/letters of guarantee, if it is necessary to purchase foreign exchange upon opening of the letter of credit, payment shall be made or conversion and payment effected on the strength of the import contracts, import verification statements and letter of credit applications; if it is necessary to purchase foreign exchange at the time of payment, the valid commercial documents required for the letter of credit method shall also be supplied. The original customs declarations for the imported goods are required in order to handle verification;

(2) with respect to trade imports to be settled by documentary collection, payment shall be made or conversion and payment effected on the strength of the import contracts, import verification statements, notices of payment of foreign exchange for imports and the valid commercial documents required for the method of settlement by documentary collection. The original customs declarations for the imported goods are required in order to handle verification;

(3) with respect to trade imports to be settled by remittance, payment shall be made or conversion and payment effected on the strength of the import contracts, import verification statements, invoices, original customs declarations for the imported goods and original shipping documents; if the "consignee" on the bill of lading and the "business unit" on the customs declaration are not the same as the name of the purchaser set forth in the import contract, the agency agreement between the two shall also be provided;

(4) with respect to advance deposits for imported goods that do not exceed 15 percent of the total amount of the contract, or that exceed 15 percent of the total amount of the contract but do not exceed the equivalent of US$100,000, payment shall be made or conversion and payment effected on the strength of the import contracts and the import verification statements;

with respect to imports under items (1) to (4) above that are goods subject to quotas or that are special products subject to import control, the licenses or import certificates issued by the relevant authority shall also be provided; with respect to imports that are goods for which a system of voluntary registration is being implemented, a completed registration form shall also be provided;

(5) with respect to freight charges and insurance premiums for imports, payment shall be made or conversion and payment effected on the strength of the import contracts and the original receipts for such freight charges and insurance premiums;

(6) with respect to hidden commissions (hidden rebates) that are to be paid in connection with exports and do not exceed 2 percent of the total amount of the contract and identified commissions (identified rebates) that are to be paid in connection with exports and do not exceed 5 percent of the total amount of the contract, or commissions in

connection with exports that exceed the above-mentioned percentages but do not exceed the equivalent of US$10,000, payment shall be made or conversion and payment effected on the strength of the export contracts or commission agreements, settlement memos or credit memos; with respect to freight charges and insurance premiums for exports, payment shall be made or conversion and payment effected on the strength of the export contracts and the original receipts for such freight charges and insurance premiums;

(7) with respect to final payments for imports, payment shall be made or conversion and payment effected on the strength of the import contracts, import verification statements and quality certificates issued upon examination of the goods;

(8) with respect to incidental expenses in connection with imports and exports such as charges for data, technology and information etc., payment shall be made or conversion and payment effected on the strength of the import or export contracts, import verification statements or export verification statements, invoices or vouchers for payments received and written explanations signed by the person in charge of the importing or exporting unit;

(9) with respect to foreign exchange to be used for the purchase of merchandise from bonded zones or for the purchase of exhibits brought into the country from abroad, payment shall be made or conversion and payment effected on the strength of the valid vouchers and valid commercial documents specified in items (1) to (8);

(10) with respect to the import of intangible assets such as patent rights, copyrights, trademarks and computer software etc., payment shall be made or conversion and payment effected on the strength of the import contracts or agreements;

(11) with respect to foreign exchange to be restituted to foreign parties in connection with exports, payment shall be made or conversion and payment effected on the strength of the settlement memos or credit memos, compensation agreements, claim settlement certificates and proof of verification of setoff against the foreign exchange received for exports;

(12) with respect to tender deposits for projects contracted for outside China, payment shall be made or conversion and payment effected on the strength of the tender documents; with respect to contract performance bonds, and project payments to be advanced, for projects contracted for outside China, payment shall be made or conversion and payment effected on the strength of the contracts.

Article 14. With respect to the following trading and non-trading operating payments to be made to payees outside China by organizations in China, banks which operate foreign exchange business shall first effect payment from the foreign exchange accounts of their customers, or effect conversion and payment, on the strength of the payment lists provided by their customers and subsequently verify the matter:

(1) payments to be made by duty-free goods companies approved by the State Council for the import of duty-free merchandise dealt in by them within their specified scopes of

business;

(2) international through-transport expenses, equipment maintenance expenses, station, airport and port use fees, fuel supply charges, insurance premiums, rentals other than pursuant to lease-financing arrangements, and other service charges to be paid outside China by civil aviation, ocean transport and railway authorities (organizations);

(3) meal and allowance subsidics to be paid by civil aviation, ocean transport and railway authorities (organizations) to international operation personnel;

(4) fees to be paid by post and telecommunication departments in connection with their international post and telecommunications business.

Article 15. With respect to the following foreign exchange payments to payees outside China, organizations in China shall make payment from their foreign exchange accounts, or effect conversion and payment at a designated foreign exchange bank, upon verification by the Foreign Exchange Administration of their authenticity:

(1) advance deposits for purchases that exceed the ratios and amounts specified in item (4) of Article 13 hereof;

(2) commissions that exceed the ratios and amounts specified in item (6) of Article 13 hereof;

(3) payments to payees outside China in connection with entrepôt trade where payment is made first and collected later;

(4) payment of interest on foreign debts;

(5) cash withdrawals in excess of the equivalent of US$10,000.

Article 16. With respect to the payment of interest on foreign exchange loans taken out in China from wholly Chinese-owned financial institutions, organizations in China shall make payment from their foreign exchange accounts, or effect conversion and payment at designated foreign exchange banks, on the strength of the (On-Lent) Foreign Exchange Loan Registration Certificate, loan agreement and the creditor's debit note for the interest payment.

Article 17. Foreign exchange to be used for non-trading and non-operating payments by authorities, institutions and social organizations that are included in the financial budget shall be handled in accordance with the *Provisional Regulations on the Financial Administration of Non-Trading and Non-Operating Foreign Exchange.*

Article 18. With respect to the following non-operating foreign exchange to be used by organizations in China that are not included in the financial budget, payment shall be made from their foreign exchange accounts, or conversion and payment shall be effected at designated foreign exchange banks, on the strength of the specified valid vouchers:

(1) with respect to foreign exchange to be used for the holding of exhibitions, attraction of

investment, training or shooting of cinematographic and television pictures etc. outside China, payment shall be made or conversion and payment effected on the strength of the contracts, the debit notes of the organizations outside China and the approval documents of the authorities-in-charge;

(2) with respect to foreign publicity expenses, foreign aid expenses, grant of foreign exchange to foreign entities, membership dues for international organizations and registration and name-entry fees for participation in international conferences, payment shall be made or conversion and payment effected on the strength of the approval documents and the relevant letters of the authorities-in-charge;

(3) with respect to the start-up expenses and budgeted annual outlay of representative offices or office establishments set up outside China, payment shall be made or conversion and payment effected on the strength of the documents by which the authorities-in-charge approved the establishment of such offices or establishments, and the outlay budgets;

(4) with respect to examination fees to be paid to payees outside China by the foreign examination coordination organization of the State Education Commission, payment shall be made or conversion and payment effected on the strength of the contracts with the foreign parties and the statements of account or settlement notices of the foreign examination institutions;

(5) with respect to expenses required for the handling of trademark and copyright registration, patent applications and legal and consultancy services etc. outside China, payment shall be made or conversion and payment effected on the strength of the contracts and invoices;

(6) with respect to expenses for foreign travel on official business, payment shall be made or conversion and payment effected on the strength of the approval documents for the tasks requiring foreign travel issued by departments authorized by the state.

With respect to non-operating foreign exchange other than that set forth in items (1) to (6) above, organizations in China shall make payment from their foreign exchange accounts, or effect conversion and payment at designated foreign exchange banks, after the Foreign Exchange Administration has verified the authenticity of the foreign exchange.

Article 19. Foreign exchange of individual residents used for private purposes shall be handled in accordance with the *Measures for the Conversion of Foreign Exchange for Private Purposes by Residents of China* and the *Regulations for the Remittance of Foreign Exchange Deposits Out of China by Residents of China.*

Article 20. After individual residents leave China to take up residence elsewhere, conversion and payment of the following lawful Renminbi earnings shall be effected at designated foreign exchange banks authorized by the Foreign Exchange Administration on the strength of proof of their identity and the specified valid vouchers:

(1) with respect to interest on Renminbi deposits, conversion and payment shall be effected on the strength of the statements of interest on Renminbi deposits;

(2) with respect to rental revenue from the lease of premises, conversion and payment shall be effected on the strength of the premises lease contracts and the certificates from the authorities for administration of the lease of premises;

(3) with respect to earnings from other assets, conversion and payment shall be effected on the strength of relevant supporting materials and statements of earnings.

Article 21. With respect to the outward remittance of profits or dividends of the foreign investors in foreign investment enterprises after payment of tax according to law, payment shall be made from their foreign exchange accounts, or conversion and payment effected at designated foreign exchange banks, on the strength of the written resolutions of the board of directors concerning profit distribution.

With respect to the Renminbi wages and other legitimate earnings of foreign, overseas Chinese, Hong Kong, Macao and Taiwanese staff and workers of foreign investment enterprises after payment of tax according to law, conversion and payment shall be effected at designated foreign exchange banks on the strength of supporting evidence.

Article 22. With respect to dividends which regulations require to be paid in foreign currency, payment shall be made from the foreign exchange accounts, or conversion and payment effected at designated foreign exchange banks, on the strength of the written resolutions of the board of directors concerning profit distribution, after payment of tax according to law.

Article 23. With respect to lawful Renminbi revenue of foreign establishments in China and expatriates in China that needs to be remitted out of China, conversion and payment shall be effected at designated foreign exchange banks authorized by the Foreign Exchange Administration on the strength of the supporting evidence and statements of fees collected.

Article 24. If foreign establishments in China and expatriates in China sell articles, equipment and appliances, etc. which they brought into or purchased in China for personal use and need to remit the Renminbi proceeds out of China, conversion and payment shall be effected at designated foreign exchange banks authorized by the Foreign Exchange Administration on the strength of the business registration certificates, or the proof of identity of the persons in question, and the sales vouchers.

Article 25. Foreigners, overseas Chinese and compatriots from Hong Kong, Macao or Taiwan coming to China temporarily may, when leaving China, convert their unused Renminbi into foreign exchange on the strength of their own passports and the original conversion memos (valid for six months) and take the foreign exchange so converted out of China.

CHAPTER 3. SETTLEMENT, SALE AND PAYMENT OF FOREIGN EXCHANGE RELATING TO CAPITAL ACCOUNT ITEMS

Article 26. Organizations in China shall open foreign exchange accounts with banks which operate foreign exchange business for their foreign exchange relating to capital account items.

Article 27. The settlement of foreign exchange of organizations in China within the following scope may be carried out only upon approval by a Foreign Exchange Administration:

(1) foreign exchange remitted inward by legal or natural persons outside China as investment;

(2) foreign exchange derived from the taking out of loans and the issuance of stocks and bonds denominated in foreign currency outside China;

(3) other foreign exchange revenue relating to capital account items approved by the State Administration of Foreign Exchange.

No settlement may be effected in respect of international commercial loans taken out by wholly Chinese-owned enterprises and domestic foreign exchange loans other than those in connection with the negotiation of trade bills.

Article 28. The foreign exchange received by organizations in China from the sale of real estate and other assets to purchasers outside China shall, except for the amount specified in Article 10 hereof, be sold to designated foreign exchange banks.

Article 29. With respect to the repayment of the principal of foreign exchange loans taken out by organizations in China from wholly Chinese-owned financial institutions in China, payment shall be made from their foreign exchange accounts, or conversion and payment effected at designated foreign exchange banks, on the strength of the (On-Lent) Foreign Exchange Loan Registration Certificates, the loan agreements and the debit notes for repayment of principal issued by the creditors.

Article 30. With respect to the following foreign exchange relating to capital account items to be used by organizations in China, application shall be made to a Foreign Exchange Administration on the strength of the specified valid vouchers, and payment shall be made from their foreign exchange accounts, or conversion and payment effected at designated foreign exchange banks, on the strength of the approval documents issued by the Foreign Exchange Administration:

(1) with respect to repayment of the principal of foreign debts, payment shall be made or conversion and payment effected on the strength of the Foreign Debt Registration Certificates, the loan agreements and the debit notes for repayment of principal issued by the creditors;

(2) with respect to foreign exchange to be used to perform guarantees provided to foreign parties, payment shall be made or conversion and payment effected on the strength of the guarantee contracts, the Foreign Exchange Guarantee Registration Certificates issued by the Foreign Exchange Administration and the debit notes issued by the organizations outside China;

(3) with respect to outward remittance of funds to be invested outside China, payment shall be made or conversion and payment effected on the strength of the approval documents issued by the state authorities-in-charge and the investment contracts;

(4) with respect to registered capital that is, following approval, to be contributed in foreign exchange by Chinese investors in foreign investment enterprises, payment shall be made or conversion and payment effected on the strength of the approval documents issued by the state authorities-in-charge and the contracts.

Article 31. With respect to an increase in, or assignment or other disposal of the foreign exchange capital funds of foreign investment enterprises, payment shall be made from their foreign exchange accounts or, on the strength of the foreign exchange sales notices issued by the Foreign Exchange Administration, conversion and payment shall be effected at designated foreign exchange banks, after approval has been obtained from the Foreign Exchange Administration on the strength of the resolution of the board of directors.

Investment of foreign exchange capital funds in China by a foreign investment enterprise which is an investment company, use of profits derived by the foreign party to increase its existing investment in China and reinvestment in China of profits derived by the foreign party shall be carried out on the strength of the approval document of the Foreign Exchange Administration.

CHAPTER 4. SUPERVISION AND CONTROL OF THE SETTLEMENT, SALE AND PAYMENT OF FOREIGN EXCHANGE

Article 32. Foreign investment enterprises may carry out settlement and sale of foreign exchange at designated foreign exchange banks and may also buy and sell foreign exchange at foreign exchange adjustment centers. Other organizations in China, individual residents, foreign establishments in China and expatriates in China may carry out settlement and sale of foreign exchange only at designated foreign exchange banks.

Article 33. When payment to a payee outside China is made from a foreign exchange account, banks which operate foreign exchange business shall examine and verify the matter and effect payment according to the prescribed scope of payments into and out of the foreign exchange account and the corresponding provisions of Chapters 2 and 3 hereof.

Article 34. After carrying out sales and payments of foreign exchange, designated foreign exchange banks shall sign and seal the relevant valid vouchers and valid commercial documents and keep them for future reference.

Article 35. Designated foreign exchange banks shall determine the prices for buying and selling foreign exchange from and to customers and carry out settlement and sale of foreign exchange business in accordance with the median of the exchange rates for Renminbi published daily by the People's Bank of China and the prescribed range of the buying and selling differential.

Article 36. Payments from foreign exchange accounts or payments made with purchased foreign exchange shall be effected on the date for the relevant method of payment or the date specified in the contract. No payments may be made to payees outside China ahead of schedule. Except for foreign exchange to be used to repay a principal sum and/or pay the interest thereon and foreign exchange to be used as security money for letters of credit/letters of guarantee, foreign exchange may not be purchased in advance.

Article 37. Designated foreign exchange banks may handle forward sale and purchase of Renminbi and foreign currency and other hedging business in accordance with relevant regulations on behalf of exchange-using units with forward contracts or debt payment agreements, in order to shield such units from exchange risks.

Article 38. Without the approval of a Foreign Exchange Administration, no foreign exchange may be purchased or be paid from a foreign exchange account for barter trade imports.

Article 39. Banks which operate foreign exchange business shall submit statements of their foreign exchange settlements, sales and payments to a Foreign Exchange Administration in accordance with regulations.

Designated foreign exchange banks shall establish systems for internal supervision and control of the settlement and sale of foreign exchange, and shall promptly report to the local branch or sub-branch of the State Administration of Foreign Exchange if they encounter any unusual circumstances in the settlement and sale of foreign exchange.

Article 40. Organizations in China shall select a bank in the place where they are registered which operates foreign exchange business with which to open a foreign exchange account and carry out settlement, purchase and payment of foreign exchange in accordance with these Regulations. To open foreign exchange accounts elsewhere in China or abroad, organizations in China shall apply to a Foreign Exchange Administration.

Upon approval, foreign investment enterprises may select a bank in the place where they are registered which operates foreign exchange business with which to open a foreign exchange operating account for their foreign exchange revenue relating to current account items.

Article 41. Banks which operate foreign exchange business and organizations in China whose business involves settlement, purchase and payment of foreign exchange shall unconditionally accept supervision and inspection by the Foreign Exchange Administrations and shall produce and submit relevant information. Those that violate these Regulations may be penalized by a Foreign Exchange Administration by means of issuance of a warning, confiscation of the illegal income or imposition of a fine. If a bank which operates foreign exchange business violates these Regulations and the circumstances are serious, a Foreign Exchange Administration may penalize such bank by suspending its business of settling and selling of foreign exchange.

CHAPTER 5. SUPPLEMENTARY PROVISIONS

Article 42. The State Administration of Foreign Exchange shall be in charge of interpreting these Regulations.

Article 43. These Regulations shall be implemented from July 1, 1996. The *Provisional Regulations for Administration of the Settlement, Sale, and Payment of Foreign Exchange* promulgated on March 26, 1994 shall simultaneously be repealed. In the event of any conflict between other regulations and these Regulations, these Regulations shall prevail.

中国人民银行关于进一步改革外汇管理体制的公告

中国人民银行关于进一步改革外汇管理体制的公告
（１９９３年１２月２８日）

为促进社会主义市场经济体制的建立和进一步对外开放，推动我国国民经济的持续、快速、健康发展，根据国务院决定，从１９９４年１月１日起，进一步改革我国的外汇管理体制。现公告如下：

一、实行外汇收入结汇制，取消外汇分成

境内所有企事业单位、机关和社会团体的各类外汇收入必须及时调回境内。属于下列范围内的外汇收入（外商投资企业除外），均须按银行挂牌汇率，全部结售给外汇指定银行：

１．出口或转口货物及其他交易行为取得的外汇；

２．交通运输、邮电、旅游、保险等业提供服务和政府机构往来取得的外汇；

３．银行经营外汇业务应上缴的外汇净收入，境外劳务承包和境外投资应调回境内的外汇利润；

４．外汇管理部门规定的其他应结售的外汇；

下列范围内的外汇收入，允许在外汇指定银行开立现汇帐户：

１．境外法人或自然人作为投资汇入的外汇；

２．境外借款和发行债券、股票取得的外汇；

３．劳务承包公司境外工程合同期内调入境内的工程往来款项；

４．经批准具有特定用途的捐赠外汇；

５．外国驻华使领馆、国际组织及其他境外法人驻华机构的外汇；

６．个人所有外汇。

上述范围内用于支付境内费用的部分，均应向外汇指定银行兑换人民币办理支付。

取消现行的各类外汇留成、上缴和额度管理制度，对现有留成外汇额度余额和前述允许开立现汇帐户范围以外的现汇存款，按以下原则处理：

留成外汇额度余额允许按１９９３年１２月３１日公布的外汇牌价继续使用。对汇率并轨前已办理结汇，尚未分配入帐的留成外汇额度，应在１９９４年１月３１日以前办完入帐，也允许按１９９３年１２月３１日公布的外汇牌价继续使用。

前述允许开立现汇帐户范围以外的现汇存款，在实行结汇制后，可继续保留原有现汇帐户，只许支用，不许存入，用完为止。帐户内余额允许用于经营项目支付、偿还外汇债务或向银行结售。

二、实行银行售汇制，允许人民币在经常项目下有条件可兑换

在实行售汇制后，取消经常项目正常对外支付用汇的计划审批。境内企事业单位、机关和社会团体在此项下的对外支付用汇，持如下有效凭证，用人民币到外汇指定银行办理兑付：

１．实行配额或进口控制的货物进口，持有关部门颁发的配额、许可证或进口证明以及相应的进口合同；

2．实行自动登记制的货物进口，持登记证明和相应的进口合同；

3．除上述两项以上，其他符合国家进口管理规定的货物进口，持进口合同和境外金融机构的支付通知书；

4．非贸易项下的经营性支付，持支付协议或合同和境外金融、非金融机构的支付通知书。

非经营性支付购汇或购提现钞，按财务和外汇管理有关规定办理。对向境外投资、贷款、捐赠的汇出，继续实行审批制度。

作为一项过渡措施，改革初期对出口企业按结汇额的５０％在外汇指定银行设立台帐。出口企业出口所需用汇及贸易从属费，持前述有效凭证，由银行在其台帐余额内办理兑付。出口企业出口所需用汇，超过台帐余额的部分，仍可以按国家规定的办法，持有效凭证到外汇指定银行办理兑付。

三、建立银行间外汇市场，改进汇率形成机制，保持合理及相对稳定的人民币汇率

实行银行结汇、售汇制后，建立全国统一的银行间外汇交易市场。外汇指定银行是外汇交易市场的主体。银行间外汇交易市场主要职能是为各外汇指定银行相互调剂余缺和清算服务。银行间外汇交易市场，由中国人民银行通过国家外汇管理局监督管理。

１９９４年１月１日开始，实行人民币汇率并轨。并轨后的人民币汇率，实行以市场供求为基础的、单一的、有管理的浮动制。由中国人民银行根据前一日银行间外汇交易市场形成的价格，每日公布人民币对美元交易的中间价，并参照国际外汇市场变化，同时公布人民币对其他主要货币的汇率。各外汇指定银行以此为依据，在中国人民银行规定的浮动幅度范围内自行挂牌，对客户买卖外汇。在稳定境内通货的前提下，通过银行间外汇买卖和中国人民银行向外汇交易市场吞吐外汇，保持各银行挂牌汇率的基本一致和相对稳定。

四、强化外汇指定银行的依法经营和服务职能

外汇指定银行办理结汇所需人民币资金原则上应由各银行用自有资金解决。国家对外汇指定银行的结算周转外汇实行比例管理。各银行结算周转外汇的比例，由中国人民银行根据其资产和外汇结算工作量核定。各银行持有超过其高限比例的结算周转外汇，必须出售给其他外汇指定银行或中国人民银行；持有结算周转外汇降到低限比例以下时，应及时从其他外汇指定银行或中国人民银行购入补足。

为使有远期支付合同或偿债协议的用汇单位避免汇率风险，外汇指定银行可依据有效凭证办理人民币与外币的保值业务。

各外汇指定银行要保持合理的资产负债结构，按规定办理结汇、售汇和开户、存贷等业务，努力提高服务质量，降低服务费用，依法经营，公平竞争。

五、严格外债管理，建立偿债基金，确保国家对外信誉

对境外资金的借用和偿还，国家继续实行计划管理、金融条件审批和外债登记制度。为境外法人（含中资控股的机构和企业）借款出具担保，必须严格按照国家外汇管理局《境内机构对外提供外汇担保管理办法》办理。

为确保国家的对外信誉，必须加强外债偿还的管理，继续实行“谁借谁还”的原则。债务人应加强对借用外债项目的管理，提高项目的经济效益和创汇能力。国家鼓励和支持各地区、有关部门和外债较多的企业按债务余额的一定比例建立偿债基金，在外汇指定银行开立现汇帐户存储。国家批准的专项还贷出口收汇，可以直接进入该帐户。专户资金只能用于对外支付本息，不得转移或用于其他支付。

债务人还本付息应从其偿债基金专户中支付，如发生困难，经外汇管理部门审查批准，根据借款协议，凭外债登记证和还本付息核准凭证，用人民币到外汇指定银行办理兑付。债务人要求在贷款协议规定到期日之前提前对外偿付的，须按规定经外汇管理部门批准。未办理登记手续的外债和境内机构违反规定为境外法人借债提供担保引起的支付责任，各银行不得擅自为其办理对外支付。

已发放的境内金融机构自营外汇贷款，债务人可用创汇收入直接偿还，也可按贷款协议规定，用人民币向外汇指定银行购汇偿还。实行新体制后，境内金融机构借入境外贷款和吸收外币存款发放的贷款，仍采取贷外汇还外汇的方式，还款外汇按上述办法解决。

六、外商投资企业外汇管理体制仍维护现行办法

外商投资企业的外汇收入，允许在外汇指定银行或境内外资银行开立现汇帐户。外商投资企业在国家规定允许的范围内对外支付和偿还境内金融机构外汇贷款本息，可从其现汇帐户余额中直接办理；超出现汇帐户余额的生产、经营、还本付息和红利汇出的用汇，由国家外汇管理部门根据国家授权部门批准的文件及合同审核批准后，向外汇指定银行购买。

七、取消境内外币计价结算，禁止外币在境内流通

自１９９４年１月１日起，取消任何形式的境内外币计价结算；境内禁止外币流通和指定金融机构以外的外汇买卖；停止发行外汇券，已发行流通的外汇券，可继续使用，逐步兑回。

八、加强国际收支的宏观管理

加强对外汇收支和国际收支平衡情况及变化趋势的分析、预测，逐步完善我国国际收支的宏观调控体系。建立国际收支统计申报制度，加强对收、付汇和借还外债的核销、统计、监督和管理，堵塞漏洞，减少、杜绝外汇流失。各有关部门应密切配合，及时协调、解决工作中出现的问题，确保外汇管理体制改革的顺利实施。

ANNOUNCEMENT OF THE PEOPLE'S BANK OF CHINA CONCERNING FURTHER REFORM OF THE FOREIGN EXCHANGE CONTROL SYSTEM

(Dated December 28, 1993.)

In accordance with a decision of the State Council, commencing on January 1, 1994 the state will further reform its foreign exchange control system with a view to promoting the establishment of the system of socialist market economy and the further opening to the outside world, and to facilitate the continuous, rapid and healthy development of the national economy.

This Announcement is hereby formulated as follows:

1. Implementing the Foreign Exchange Settlement System and Abolishing the Previous Foreign Exchange Retention System

All enterprises, institutions, state organs and non-governmental bodies inside China must promptly repatriate all their foreign exchange revenue back to China. The following foreign exchange revenue (except for that of enterprises with foreign investment) shall, in its full amount, be sold to a designated foreign exchange bank (a "DFXB") at such bank's posted foreign exchange rates:

(1) foreign exchange obtained from exports, reexports or other transactions;

(2) foreign exchange obtained from services rendered in such industries as communications and transport, post and telecommunications, tourism and insurance, and from dealings between government organizations;

(3) net foreign exchange revenue from foreign exchange activities which should be turned over to the state by banks, and foreign exchange profits earned from labor services, project contracting and investment overseas which should be repatriated back to China;

(4) any other foreign exchange which should be settled and sold according to the stipulations of the foreign exchange control authorities.

A foreign exchange current account may be opened with a DFXB for the following foreign exchange revenue:

(1) foreign exchange remitted for investment to China by legal or natural persons outside China;

(2) foreign exchange secured from borrowings, and from the issuance of bonds or shares, outside China;

(3) foreign exchange on a current account opened for an overseas engineering project repatriated back to China by a labor service and project contracting company during the contract term of the project;

(4) foreign exchange donations that, upon approval, have been earmarked for specific purposes;

(5) foreign exchange in the possession of foreign embassies and consulates in China and establishments in China of international organizations and other foreign legal persons;

(6) foreign exchange owned by individuals.

That portion of the above funds used to pay domestic expenses in China shall be converted into Renminbi ("RMB") at a DFXB in order to effect such payments.

The various systems currently in effect in respect of the retention, turning over and quota control of foreign exchange will be abolished. Remaining quotas in relation to the retention of foreign exchange, and foreign exchange deposits other than the foregoing ones for which the opening of foreign exchange remittance accounts is permitted, shall be handled in accordance with the following principles:

The remaining quotas in relation to the retention of foreign exchange are permitted to be used at the rate published on December 31, 1993. The quotas in relation to the retention of foreign exchange that have been settled before the unification of the exchange rates, but which have not been distributed and credited to an account, shall be credited to an account before January 31, 1994, and the same shall also be permitted to be used at the exchange rate published on December 31, 1993.

Foreign exchange deposits (other than the above-mentioned ones for which the opening of foreign exchange remittance accounts is permitted) may, after introduction of the foreign currency settlement system, be kept in the original foreign exchange remittance account, into which no further deposits are permitted, but from which withdrawals are permitted, until such account is fully depleted. The balance of the account may be used for payments in relation to recurring items and payments of foreign exchange debts, or be settled and sold to banks.

2. <u>Practicing the System of Foreign Exchange Sales by Banks and Permitting Conditional Conversion Into Foreign Exchange of RMB for Payments in Relation to Recurring Items</u>

After introduction of the foreign exchange sales system, approval of plans for the use of foreign exchange for normal payments to payees outside China in relation to recurring items will be no longer required. Enterprises, institutions, government organs and non-governmental bodies in China shall, when making payments to payees outside China in relation to such items, convert RMB into foreign exchange and make payment at a DFXB on the strength of the following valid documents:

(1) for the import of goods under quota or import control, on the strength of the import quotas, licenses or certificates issued by the departments concerned, and the relevant import contracts;

(2) for the import of goods subject to the voluntary registration system, on the strength of the registration certificates and relevant import contracts;

(3) for the import of goods in conformity with the state's import controls other than those mentioned in (a) and (b) above, on the strength of the import contracts and debit notes of the overseas financial institutions;

(4) for non-trade operational payments, on the strength of the payment agreements or contracts, and debit notes of the overseas financial or non-financial institutions.

Purchase of foreign exchange or purchase and withdrawal of bank notes for non-operational payments will be processed pursuant to the relevant stipulations concerning financial affairs and foreign exchange control. Remittance of foreign exchange abroad for the purpose of investment, loans and donations shall still be subject to approval.

As a transitional measure at the initial stage of the reform, exporting enterprises will be required to open accounts of records with a DFXB in the amount of 50% of the foreign exchange settled. Conversion of foreign exchange needed by exporting enterprises for exports and expenses incidental to trade shall be executed by the bank with the balance of the accounts of records. The conversion and payment of foreign exchange exceeding the balance needed by exporting enterprises for exports may still be processed at a DFXB with valid documents, pursuant to the state's stipulations.

3. Establishing An Inter-bank Foreign Exchange Swap Market, Improving the Mechanism for Setting Exchange Rates, and Maintaining Appropriate and Relatively Stable RMB Exchange Rates

After introduction of the system of foreign exchange settlements and sales by banks, a nation-wide unified inter-bank foreign exchange swap market will be established. DFXBs shall form the main body of the foreign exchange swap market. The main function of the inter-bank foreign exchange swap market will be to regulate supply and demand and effect settlement between DFXBs. The inter-bank foreign exchange swap market will be supervised by the People's Bank of China through the State Administration of Foreign Exchange.

The RMB exchange rates will be unified commencing on January 1, 1994. The RMB exchange rate after unification will adopt a single and regulated floating system based on market supply and demand. The People's Bank of China will publish the median exchange rate of the RMB against the US dollar every day, which will be based on the trading price of the previous day on the inter-bank foreign exchange swap market. It will also publish the RMB's rate against other major foreign currencies with reference to the fluctuation on the international foreign exchange market. Each DFXB will, on that basis, post its own rates within the

fluctuation limits set by the People's Bank of China, and buy and sell foreign exchange from and to its customers. Provided domestic currency is stabilized, rates posted by different banks will be kept basically the same and relatively stable through inter-bank foreign exchange buying and selling and through foreign exchange buying and selling by the People's Bank of China from and to the foreign exchange swap market.

4. Strengthening the DFXBs' Functions in Respect of Operations and Services in Accordance with the Law

RMB funds needed by a DFXB for foreign exchange settlements will, in principle, come from its own funds. The state will establish a system of proportionate control of working foreign exchange for settlements. The proportion of such foreign exchange for each DFXB will be approved by the People's Bank of China according to its assets and its volume of foreign exchange settlements. Whenever the amount of working foreign exchange for settlement purposes held by a bank exceeds the maximum approved proportion, the bank must sell the excess amount to other DFXBs or to the People's Bank of China; and whenever the working foreign exchange for settlement purposes held by a DFXB falls below the minimum approved proportion, it shall promptly eliminate the shortfall by purchases from other DFXBs or the People's Bank of China.

In order to protect those units using foreign exchange which have entered into a forward contract or a debt payment agreement against exchange risks, a DFXB may carry out RMB and foreign currency hedging business in accordance with valid documents.

DFXBs shall maintain an appropriate ratio of assets and liabilities, and carry out such activities as foreign exchange settlements, sales, account opening, accepting deposits and lending funds pursuant to regulations. They shall try their best to improve their services and lower service expenses, and operate banking business in accordance with the laws and principles of fair competition.

5. Tightening Control of Foreign Debts and Establishing Funds for Payment of Foreign Debts So As To Maintain China's International Reputation

With regard to the borrowings and repayments of foreign funds, the state will continue its current practices of control through planning, examination and approval of financial terms, and foreign debt registration. Loan guarantees to legal persons outside China (including institutions and enterprises with a Chinese controlling interest) shall be issued in strict compliance with the *Measures of the State Administration of Foreign Exchange for Administration of the Provision of Foreign Exchange Guarantees to Foreign Parties by Organizations in China.*

In order to maintain the state's international reputation, the control of payments of foreign debts must be strengthened, and the current principle that "those who have borrowed shall be responsible for repayment" must be observed. Debtors shall strengthen the management of projects using foreign loans, and improve the economic performance and foreign currency generating capabilities of such projects. The state encourages and supports the relevant localities, departments, and enterprises with large foreign debts to establish payment funds in

proportion to the balance of their foreign debts, and open foreign exchange current accounts with a DFXB for deposit of such funds. Export earnings to be used for the repayment of specific loans, where such scheme has been approved by the state, may be directly deposited into such accounts. Funds in such special accounts may be used only for repayment of the principal of foreign debts together with the interest thereon, and may not be transferred or used for other payments.

A debtor shall repay the principal of its debts, and pay the interest thereon, with the funds in the special account opened for debt payment. However, in case of difficulties, it may, after examination and approval by the foreign exchange control authorities, convert RMB into foreign exchange and make payment at a DFXB on the basis of the loan agreement upon presentation of the foreign debt registration certificate and the approval document for repayment of the principal together with interest. In the event a debtor requests payment of a foreign debt prior to the due date set by the loan agreement, approval of such prepayment from the foreign exchange control authorities is required. With regard to unregistered foreign debts and payment liabilities arising from a loan guarantee issued in violation of stipulations to an overseas legal person by a domestic institution, no bank is permitted to make the payments therefor without authorization.

The outstanding foreign exchange loans granted by a domestic financial institution on its own account may be repaid by the debtors, either directly with their earnings generated in foreign currency, or with foreign exchange purchased from a DFXB as provided for in the loan agreement. After introduction of the new system, loans granted by a domestic financial institution with foreign loans and/or with foreign exchange deposits shall still be repaid in foreign exchange, and foreign exchange used for such repayments will be obtained by the method above.

6. Maintaining the Current System of Foreign Exchange Control with Regard to Foreign Investment Enterprises

Foreign investment enterprises are permitted to open foreign exchange remittance accounts for their foreign exchange revenue with a DFXB or a wholly foreign-owned bank in China. When foreign investment enterprises make payments to payees outside China or repay the principal of, and pay interest on, foreign exchange loans granted by domestic financial institutions within the limits stipulated by the state, such payments or repayments may be made directly with the balance of their foreign exchange remittance accounts. Such amount of foreign exchange in excess of the balance as is used for production, operation, repayment of principal, payment of interest and outward remittance of profit shares shall, after examination and approval by the exchange control authorities of the state, be purchased from a DFXB in accordance with the documents and contracts approved by the authorized departments of the state.

7. Abolishing the Practice of Pricing and Payment in Foreign Currency In China and Banning the Circulation of Foreign Currency In China

Commencing on January 1, 1994, the pricing and payment in foreign currency in any form in China will be abolished; the circulation of foreign currency in China and purchases and sales of foreign exchange other than by designated financial institutions will be banned; foreign exchange certificates (FECs) will no longer be issued, and FECs in circulation may continue to

be used and shall be gradually withdrawn by banks.

8. Strengthening Macromanagement of the International Balance of Payments

The work of analyzing the present situation and forecasting future trends in foreign exchange revenue and expenditure as well as in the international balance of payments shall be strengthened, and China's system of macrocontrol of the international balance of payments shall be gradually perfected. A system for gathering statistics and reporting in relation to the international balance of payments shall be established and the practices in relation to the auditing and confirmation of, gathering of statistics in relation to, and the supervision and control of foreign exchange receipts and payments and the incurring and payment of foreign debts shall be improved in order to stop up loopholes and to reduce and eliminate the foreign exchange drain. All the relevant departments shall cooperate closely, coordinate their activities in a timely manner, and resolve problems in their work together so as to ensure the smooth implementation of the reform of the foreign exchange control system.

Please use this form if you want the Hong Kong Offer Shares to be issued in the name of HKSCC Nominees Limited ("HKSCC Nominees") and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant.
閣下如欲以香港中央結算(代理人)有限公司(「香港結算代理人」)的名義登記將獲發行的香港發售股份，並直接存入中央結算及交收系統(「中央結算系統」)，以記存於 閣下的中央結算系統投資者戶口持有人股份賬戶或 閣下指定的中央結算系統參與者的股份賬戶，請使用本表格。

NOTE: Unless otherwise defined herein, terms used in this form bear the same meanings as defined in the prospectus of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") dated 30 November, 2006 (the "Prospectus").
附註：除本申請表格另有界定外，本表格所用詞彙與上海錦江國際酒店(集團)股份有限公司(「本公司」)於二零零六年十一月三十日刊發的招股章程(「招股章程」)所界定者具相同涵義。

Staple your payment here
請將股款緊釘在此

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this application form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this application form.
香港聯合交易所有限公司(「聯交所」)及香港中央結算有限公司(「香港結算」)對本申請表格的內容概不負責，對其準確性或完整性亦不發表聲明，並明確表示概不就因本申請表格全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

A copy of this application form, together with a copy of the WHITE application form, the Prospectus and the other documents specified in the paragraph entitled "Documents Delivered to the Registrar of Companies and Available for Inspection" in Appendix IX to the Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). The Securities and Futures Commission ("SFC") and the Registrar of Companies in Hong Kong take no responsibility as to the contents of any of these documents.
本申請表格連同白色申請表格、招股章程及招股章程附錄九「送呈公司註冊處處長及備查文件」一段所列其他文件的副本，已遵照香港法例第32章公司條例第342C條的規定，送呈香港公司註冊處處長登記。證券及期貨事務監察委員會(「證監會」)及香港公司註冊處處長對任何該等文件的內容概不負責。



Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*
上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)
(於中華人民共和國註冊成立的股份有限公司)

GLOBAL OFFERING

NUMBER OF OFFER SHARES	:	1,100,000,000 H SHARES (SUBJECT TO ADJUSTMENT AND OVER-ALLOTMENT OPTION)
NUMBER OF HONG KONG OFFER SHARES	:	110,000,000 H SHARES (SUBJECT TO ADJUSTMENT)
NUMBER OF INTERNATIONAL PLACING SHARES	:	990,000,000 H SHARES (SUBJECT TO ADJUSTMENT AND OVER-ALLOTMENT OPTION)
OFFER PRICE	:	NOT MORE THAN HK$2.20 PER H SHARE (PAYABLE IN FULL IN HONG KONG DOLLARS ON APPLICATION, PLUS 1% BROKERAGE, A SFC TRANSACTION LEVY OF 0.004% AND A STOCK EXCHANGE TRADING FEE OF 0.005% AND SUBJECT TO REFUND) AND EXPECTED TO BE NOT LESS THAN HK$1.81 PER H SHARE
NOMINAL VALUE PER H SHARE	:	RMB1.00
STOCK CODE	:	2006

全球發售

發售股份數目	:	1,100,000,000股H股(可予調整及視乎超額配股權行使與否而定)
香港發售股份數目	:	110,000,000股H股(可予調整)
國際配售股份數目	:	990,000,000股H股(可予調整及視乎超額配股權行使與否而定)
發售價	:	每股H股不超過2.20港元(須於申請時以港元繳足，另加1%經紀佣金、0.004%證監會交易徵費及0.005%聯交所交易費，多繳款項可予退還)及每股H股預期不低於1.81港元
每股H股面值	:	人民幣1.00元
股份代號	:	2006

Application Form 申請表格

Applications will be accepted until 12:00 noon on Thursday 7 December, 2006.
You must read the conditions and instructions attached to this form.
To be valid, you must complete all parts of this form.
Please write clearly.

截止接受申請時間為二零零六年十二月七日星期四中午十二時正
閣下必須細閱本表格所附載的條件及指示
本表格各部分必須全部填妥方為有效

To: Shanghai Jin Jiang International Hotels (Group) Company Limited
BNP Paribas Peregrine Capital Limited
UBS AG acting through its business group, UBS Investment Bank
ICEA Capital Limited
DBS Asia Capital Limited
First Shanghai Securities Limited
Shenyin Wanguo Capital (H.K.) Limited
Sun Hung Kai International Limited

I/We:

- apply for the number of Hong Kong Offer Shares set out below, on the terms and conditions of the Prospectus and this application form, and subject to the provisions of the Articles of Association;
- enclose payment in full for the Hong Kong Offer Shares applied for, plus a 1% brokerage fee, a SFC transaction levy of 0.004% and a Stock Exchange trading fee of 0.005%;
- undertake and agree to accept the Hong Kong Offer Shares applied for, or any lesser number allocated to me/us on this application;
- declare that this is the only application made and the only application intended by me/us to be made whether on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC, to benefit me/us or the person for whose benefit I am/we are applying;
- represent, warrant and undertake to you that I am not/we are not/each of us is not, and none of the persons for whose benefit I am/we are applying is, a U.S. person (as defined in Regulation S under the US Securities Act) and that I/we and the person for whose benefit I am/we are applying are outside the United States and will be acquiring the Hong Kong Offer Shares in an offshore transaction (as defined in Regulation S under the US Securities Act);
- represent, warrant and undertake to you that I am/we are not/each of us is not, and none of the persons for whose benefit I am/we are applying is a person the allotment of or an application of the Hong Kong Offer Shares to or for whose benefit this application is made would require the Company to comply with any requirements under any law or regulation (whether or not having the force of law) of any territory outside Hong Kong;
- represent, warrant and undertake to you that I am/we are not/each of us is not, and none of the persons for whose benefit I am/we are applying is, restricted by any laws of Hong Kong or elsewhere for making this application or paying application monies hereby payable;
- undertake and confirm that I/we and the person for whose benefit I am/we are applying have not applied for or taken up, or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally), and will not apply for or take up, or indicate an interest for, any International Placing Shares under the International Placing, nor otherwise participate in the International Placing;
- understand that these declarations and representations will be relied upon by the Company, the Sponsor and the Joint Global Coordinators in deciding whether or not to make any allotment of Hong Kong Offer Shares in response to this application;
- authorise the Company to place the name of HKSCC Nominees on the register of members of the Company as the holder(s) of any Hong Kong Offer Shares allotted to me/us, and to deposit the relevant H Share certificates directly into CCASS for the credit of my/our CCASS Investor Participant stock account or the stock account of my/our designated CCASS Participant;
- request that any refund cheque(s) be made payable to me or, in case of joint applicants, to the first-named of us in this application form; and (subject to the terms and conditions set out on the pages attached to this application form) to send any refund cheques (where applicable) by ordinary post at my/our own risk to the address given on this application form (except where I/we have applied for 1,000,000 or more Hong Kong Offer Shares and have indicated on this application form that I/we wish to collect any refund cheque(s) (where applicable) in person in accordance with the procedures prescribed in this application form and the Prospectus);
- have read the terms and conditions and application procedures set out on the pages attached to this application form and in the Prospectus and agree to be bound by them; and
- agree that this application, any acceptance of it and the resulting contract, will be governed by and construed in accordance with the laws of Hong Kong.

致：[illegible]

本人／吾等：[illegible]

Signed by (all) applicant(s) (all joint applicants must sign):
由(所有)申請人簽署(所有聯名申請人必須簽署)：

. . . .

Date: 日期： . . . / . . . / . . .
D日 M月 Y年

For Broker use 此欄供經紀填寫						
Lodged by 由以下經紀提交						
Broker No. 經紀號碼						
Broker's Chop 經紀印章						

Warning:
- It is important that you read the conditions and application procedures overleaf.
- Only one application may be made for the benefit of any person on a WHITE or YELLOW Application Form or by way of giving electronic application instructions to HKSCC. Multiple or suspected multiple applications on WHITE and/or YELLOW Application Forms and/or by way of giving electronic application instructions to HKSCC, applications made by one applicant on either a WHITE or YELLOW Application Form or by way of giving electronic application instructions to HKSCC for more than 55,000,000 Hong Kong Offer Shares, being 50% of the Hong Kong Offer Shares initially being offered to the public in pool A or in pool B, and applications where cheques or banker's cashier orders are dishonoured upon first presentation will be rejected.
- You may be prosecuted if you make a false declaration.

警告：
- 閣下務須細閱背頁的條件及申請手續。
- 任何人士的利益以白色或黃色申請表格或向香港結算發出電子認購指示提出，只限申請一次。凡以白色及／或黃色申請表格及／或透過向香港結算發出電子認購指示提出重複或疑屬重複申請、任何申請人以白色或黃色申請表格或透過向香港結算發出電子認購指示申請認購55,000,000股香港發售股份(即於甲組或乙組向公眾初步提呈發售的香港發售股份50%)以上以及支票或銀行本票於首次過戶時不獲兌現的申請，將遭拒絕受理。
- 閣下如作出虛假聲明，可能會被檢控。

- 本公司根據香港法例第32章公司條例第XI部以其中文名稱及英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」註冊為海外公司。
- *The Company is registered as an overseas company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*



Please use this form if you want the Hong Kong Offer Shares to be issued in the name of HKSCC Nominees Limited ("HKSCC Nominees") and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant.
閣下如欲以香港中央結算(代理人)有限公司(「香港結算代理人」)的名義登記將獲發行的香港發售股份，並直接存入中央結算及交收系統(「中央結算系統」)，以記存於閣下的中央結算系統投資者戶口持有人股份賬戶或 閣下指定的中央結算系統參與者的股份賬戶，請使用本表格。

Number of Hong Kong Offer Shares applied for 申請香港發售股份數目		cheque/banker's cashier order number 支票／銀行本票號碼	
Total amount of payment 股款總額	HK$ 港元	Name of bank on which cheque/banker's cashier order is drawn* 支票／銀行本票的付款銀行名稱*	

* Cheque and banker's cashier order should be crossed "Account Payee Only" and made payable to "Horsford Nominees Limited — Shanghai Jin Jiang Public Offer".
* 支票及銀行本票須劃線註明「只准存入抬頭人賬戶」，並須註明抬頭人為「Horsford Nominees Limited — Shanghai Jin Jiang Public Offer」。

To be completed in BLOCK letters in English, except as stated otherwise. Joint applicants should give one address only.
除另有說明外，須用英文正楷填寫。聯名申請人只須填寫一個地址。

Your name in English 英文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字
Your name in Chinese 中文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字

Your occupation (in English) 職業(以英文填寫)		Your Hong Kong Identity Card No./Passport No./Hong Kong Business Registration No. (Please delete as appropriate)** 香港身份證號碼／護照號碼／香港商業登記號碼 (請刪去不適用者)**	
Names of all other joint applicants in English (if any) 所有其他聯名申請人的英文姓名／名稱(如有)	(1) (2) (3)	Hong Kong Identity Card No./Passport No./Hong Kong Business Registration No. of all other joint applicants (Please delete as appropriate)** 所有其他聯名申請人的香港身份證號碼／護照號碼／香港商業登記號碼 (請刪去不適用者)**	(1) (2) (3)

Your address (in English) (joint applicants should give address of the first-named applicant only) (Only an address in Hong Kong will be accepted) 地址(以英文填寫)(聯名申請人只須填寫排名首位申請人的地址)(只接受香港地址)	
	Telephone Number 電話號碼

For nominees: Please provide an account number or identification code for each (joint) beneficial owner.
供代名人填寫：請填寫各名(各聯名)實益擁有人的賬戶號碼或識別編碼。

If you are a nominee and you do not complete this section, this application will be treated as being made for your benefit.
如 閣下為代名人，而並無填妥本欄，則是項申請將被視作為 閣下的利益而提出。

** (1) If you are a CCASS Investor Participant, only a Hong Kong Identity Card number (if you are an individual) or a Hong Kong Business Registration number (if you are a body corporate) will be accepted for this application. Please see paragraph 2 under the section "How to make your application" overleaf.
[illegible]

(2) If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant) and you hold a Hong Kong Identity Card, please provide your Hong Kong Identity Card number. If you do not hold a Hong Kong Identity Card, please provide your passport number. For bodies corporate, please provide your Hong Kong Business Registration number.
[illegible]

(3) Your Hong Kong Identity Card number/passport number/Hong Kong Business Registration number will be used for checking the validity of Application Forms and such data may be transferred to third parties for such purpose.
[illegible]

(4) All joint applicants must give (if they are individuals) their Hong Kong Identity Card numbers or, where applicable, passport numbers, or (if they are bodies corporate) their Hong Kong Business Registration numbers.
[illegible]

** (5) Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment or may invalidate your refund cheque.
[illegible]

☐ Applicants who have applied for 1,000,000 Hong Kong Offer Shares or more and wish to collect (where relevant) refund cheques personally from the Company's Hong Kong H Share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on the date for collection of (where relevant) refund cheques which is expected to be on 14 December, 2006, should mark "√" in the box on the left. Please see the section overleaf headed "If your application for Hong Kong Offer Shares is successful (in whole or in part)" and "Refund of your money" for details of when, where and how to collect your (where applicable) refund cheques.
[illegible]

ADDRESS LABEL 地址標貼

Please repeat your names and address as set out above in BLOCK letters
請用正楷重複填寫上表所示姓名／名稱及地址

Name(s) 姓名／名稱	
Address 地址	

THIS BOX MUST BE DULY COMPLETED 此欄必須填寫妥當
Participant ID of the CCASS Investor Participant or designated CCASS Participant 中央結算系統投資者戶口持有人或指定中央結算系統參與者的參與者編號
Authorised signature(s) and company chop of the designated CCASS Participant OR authorised signature(s) with company chop (if applicable) of CCASS Investor Participant 指定中央結算系統參與者的授權簽名及其公司印章或中央結算系統投資者戶口持有人的授權簽名及其公司印章(如適用)
(See paragraph 2 in the section "How to make your application" overleaf) (請參閱背頁「申請手續」一節第2段)

For Bank use 此欄供銀行填寫

Please use this form if you want the Hong Kong Offer Shares to be issued in the name of HKSCC Nominees Limited ("HKSCC Nominees") and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant.



Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Conditions of your application

Unless otherwise stated, terms used in these conditions have the same meaning ascribed thereto in the Prospectus.

A. Who can apply

1. You, the applicant(s), and any person(s) for whose benefit you are applying, must be 18 years of age or older and must have a Hong Kong address.
2. If you are a firm, the application must be in the names of the individual members, not the firm's name.
3. If you are a body corporate, the application must be stamped with the company chop (bearing the company name) and signed by a duly authorised officer, who must state his or her representative capacity.
4. Save under the circumstances permitted by the Listing Rules you cannot apply for any Hong Kong Offer Shares if you are or any person(s) for whose benefit you are applying is/are:
   - an existing beneficial owner of H Shares in the Company;
   - the chief executive, a director or a supervisor of the Company or any of its subsidiaries;
   - a connected person (as defined in the Listing Rules) of the Company;
   - an associate of any of the above (as "associate" is defined in the Listing Rules); or
   - a legal or natural person of the People's Republic of China (other than Hong Kong, Macao and Taiwan).
5. You cannot apply for any Hong Kong Offer Shares if you are or any person(s) for whose benefit you are applying
   - is/are a U.S. person (as defined in Regulation S under the US Securities Act) or, if you or any person(s) for whose benefit you are applying is/are not outside the United States or will not be acquiring Hong Kong Offer Shares in an offshore transaction (as defined in Regulation S under the US Securities Act); or
   - do/does not have a Hong Kong address.

B. If you are a nominee

If you are a nominee, you may both give electronic application instructions to HKSCC (if you are a CCASS Participant) and lodge more than one application form in your own name if each application is made on behalf of different beneficial owners. In the box on this application form marked "For nominees", you must include, for each beneficial owner:

- an account number; or
- another identification number.

If you do not include this information, the application will be treated as being made for your benefit.

As a nominee, you are deemed to have warranted that you are duly authorised to sign this application form on behalf of the relevant beneficial owner and agreed to disclose personal data relating to such beneficial owner on the terms set out in section F and the section entitled "Personal data" below.

C. Lodge only one application for your benefit

Multiple applications or suspected multiple applications will be rejected. Save as referred to in section B above, all of your applications will be rejected as multiple applications if you, or you and your joint applicant(s) together:

- make more than one application (whether individually or jointly with others) on a WHITE or YELLOW Application Form or by giving electronic application instructions to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or CCASS Custodian Participant);
- both apply (whether individually or jointly with others) on one WHITE Application Form and one YELLOW Application Form or on one WHITE or YELLOW Application Form and give electronic application instructions to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or CCASS Custodian Participant);
- apply on a WHITE or YELLOW Application Form (whether individually or jointly with others) or by giving electronic application instructions to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or CCASS Custodian Participant) for more than 55,000,000 Hong Kong Offer Shares; or
- have applied for or taken up, or indicated an interest for, or have been or will be placed (including conditionally and/or provisionally) any International Placing Shares under the International Placing.

All of your applications will also be rejected as multiple applications if more than one application is made for your benefit (including the part of an application made by HKSCC Nominees acting on electronic application instructions). If an application is made by an unlisted company and:

- the only business of that company is dealing in securities; and
- you exercise statutory control over that company

then the application will be treated as being made for your benefit.

Unlisted company means a company with no equity securities listed on the Stock Exchange.

Statutory control means you:

- *control the composition of the board of directors of the company; or*
- *control more than half of the voting power of the company; or*
- *hold more than half of the issued share capital of the company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).*

D. Allocation of Hong Kong Offer Shares — pools A and B

The 110,000,000 Hong Kong Offer Shares initially being offered for subscription by the public under the Hong Kong Public Offering (after taking into account of any adjustment in the number of Offer Shares allocated between the International Placing and the Hong Kong Public Offering) will be divided equally into two pools for allocation purposes: pool A and pool B. The Hong Kong Offer Shares in pool A will be allocated on an equitable basis to applicants who have applied for Hong Kong Offer Shares with an aggregate subscription price of HK$5 million (excluding brokerage fee, SFC transaction levy and Stock Exchange trading fee payable) or less. The Hong Kong Offer Shares in pool B will be allocated on an equitable basis to applicants who have applied for Hong Kong Offer Shares with an aggregate subscription price of more than HK$5 million (excluding brokerage fee, SFC transaction levy and Stock Exchange trading fee payable) and up to the value of pool B. For the purpose of this paragraph only, "subscription price" for the Hong Kong Offer Shares means the price payable on application therefore (without regard to the Offer Price as finally determined). You should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If Hong Kong Offer Shares in one pool (but not both pools) are under-subscribed, the surplus Hong Kong Offer Shares will be transferred to the other pool to satisfy demand in that pool and be allocated accordingly. You can only receive an allocation of Hong Kong Offer Shares from either pool A or pool B but not from both pools. In addition, multiple applications or suspected multiple applications and any application for more than 55,000,000 Hong Kong Offer Shares initially included in the Hong Kong Public Offering will be rejected. Allocation of Hong Kong Offer Shares to investors under the Hong Kong Public Offering, both in relation to pool A and pool B, will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation in each pool may vary, depending on the number of Hong Kong Offer Shares validly applied for by each applicant, but will otherwise be made on a strictly pro rata basis, although the allocation of Hong Kong Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Offer Shares, and those applicants who are not successful in the ballot may not receive any Hong Kong Offer Shares.

E. Supplemental information

If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

F. Effect of completing and submitting this application form

By completing and submitting this application form you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- instruct and authorise the Company and the Joint Global Coordinators (or their respective agents or nominees) to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect the registration of any Hong Kong Offer Shares allocated to you the name of HKSCC Nominees as required by the Articles of Association and otherwise to give effect to the arrangements described in the Prospectus and the relevant application form;
- undertake to sign all documents and to do all things necessary to enable HKSCC Nominees to be registered as the holder of the Hong Kong Offer Shares allocated to you, and as required by the Articles of Association;
- represent and warrant that you understand that the Hong Kong Offer Shares have not been and will not be registered under the US Securities Act and you are outside the United States (as defined in Regulation S under the US Securities Act) when completing the application form and are not a U.S. person described under the US Securities Act;
- confirm that you have received a copy of the Prospectus and have only relied on the information and representations contained in the Prospectus in making your application, and not on any other information or representation concerning the Company and you agree that neither the Company, the Joint Global Coordinators, the Sponsor and the Underwriters nor any of their respective directors, officers, employees, partners, agents, advisers or any other parties involved in the Global Offering will have any liability for any such other information or representations;
- agree (without prejudice to any other rights which you may have) that once your application has been accepted, you may not rescind it because of an innocent misrepresentation;
- (if the application is made by an agent on your behalf) warrant that you have validly and irrevocably conferred on your agent all necessary power and authority to make the application;
- (if the application is made for your own benefit) warrant that the application is the only application which will be made for your benefit on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC;
- (if you are an agent for another person) warrant that reasonable enquiries have been made of that other person that the application is the only application which will be made for the benefit of that other person on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC, and that you are duly authorised to sign the application form as that other person's agent;
- agree that once your application is accepted, your application will be evidenced by the results of the Hong Kong Public Offering made available by the Company;
- undertake and confirm that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any International Placing Shares in the International Placing, nor otherwise participate in the International Placing;
- warrant the truth and accuracy of the information contained in your application;
- agree to disclose to the Company, and/or the Company's H Share Registrar, receiving bankers, the Joint Global Coordinators, the Underwriters and their respective agents any information about you or the person(s) for whose benefit you have made the application which they require;
- agree that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- undertake and agree to accept the Hong Kong Offer Shares applied for, or any lesser number allocated to you under the application;
- authorise the Company to place the name of HKSCC Nominees on the register of members of the Company as the holder(s) of any Hong Kong Offer Shares allocated to you, and the Company and/or its agents to deposit any share certificate(s) (where applicable) directly in CCASS and to send any refund cheque (where applicable) to you or (in case of joint applicants the first-named applicant in the application form) by ordinary post at your own risk to the address stated on your application form (except that if you have applied for 1,000,000 Hong Kong Offer Shares or more and have indicated in your application form that you wish to collect your refund cheque (where applicable) in person, you can collect your refund cheque (where applicable) in person between 9:00 a.m. and 1:00 p.m. on 14 December, 2006 (Hong Kong time) from Computershare Hong Kong Investor Services Limited at Rooms 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong;
- if the laws of any place outside Hong Kong are applicable to your application, you agree and warrant that you have complied with all such laws and none of the Company, the Sponsor, the Joint Global Coordinators, the Underwriters and the other parties involved in the Global Offering nor any of their respective officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in the Prospectus;
- agree with the Company, for itself and for the benefit of each shareholder of the Company (and so that the Company will be deemed by its acceptance in whole or in part of the application to have agreed, for itself and on behalf of each shareholder of the Company) to observe and comply with the Company Law, the Special Regulations and the Articles of Association;
- agree with the Company, each shareholder, director, supervisor, manager and officer of the Company, and the Company acting for itself and for each director, supervisor, manager and officer of the Company agrees with each shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearings in open session and to publish its award. Such arbitration shall be final and conclusive;
- agree with the Company and each shareholder of the Company that the H Shares are freely transferable by the holders thereof;
- authorise the Company to enter into a contract on behalf of you with each director and officer of the Company whereby such directors and officers undertake to observe and comply with their obligations to shareholders of the Company stipulated in the Articles of Association;
- confirm that you are aware of the restrictions on offering of the H Shares described in the Prospectus;
- understand that these declarations and representations will be relied upon by the Company, the Sponsor and the Joint Global Coordinators, in deciding whether or not to allocate any Hong Kong Offer Shares in response to your application;
- agree that any Hong Kong Offer Shares allocated to you shall be registered in the name of HKSCC Nominees and deposited directly into CCASS operated by HKSCC for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant, in accordance with your election on the application form;
- agree that each of HKSCC and HKSCC Nominees reserves the right (1) not to accept any or part of such allotted Hong Kong Offer Shares issued in the name of HKSCC Nominees or not to accept such allotted Hong Kong Offer Shares for deposit into CCASS, (2) to cause such allotted Hong Kong Offer Shares to be withdrawn from CCASS and transferred into your name at your own risk and costs; and (3) to cause such allotted Hong Kong Offer Shares to be issued in your name (or, if you are a joint applicant, to the first-named applicant) and in such a case, to post the H Share certificates for such allotted Hong Kong Offer Shares at your own risk to the address on your application form by ordinary post or to make available the same for your collection;
- agree that each of HKSCC and HKSCC Nominees may adjust the number of allotted Hong Kong Offer Shares issued in the name of HKSCC Nominees;
- agree that neither HKSCC nor HKSCC Nominees shall have any liability for the information and representations not so contained in the Prospectus and the application forms; and
- agree that neither HKSCC nor HKSCC Nominees shall be liable to you in any way.

The Company, the Sponsor, the Joint Global Coordinators, the Underwriters, other parties involved in the Global Offering and their respective directors, officers, employees, partners, agents and advisers are entitled to rely on any warranty, representation or declaration made by you in this application.

All the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on the joint applicants shall be deemed to have been made, given and assumed by and imposed on the applicants jointly and severally.

G. Power of attorney

If your application is through a duly authorised attorney, the Company and the Joint Global Coordinators (or their respective agents and nominees), may accept it at their discretion, and subject to any conditions they think fit, including production of the evidence of the authority of your attorney.

H. Determination of Offer Price

The Offer Price is expected to be determined by agreement between the Company and the Joint Global Coordinators (on behalf of the Underwriters) on or before 9 December, 2006, or such later date as may be agreed by the Company and the Joint Global Coordinators (on behalf of the Underwriters). The Offer Price will be not more than HK$2.20 and is expected to be not less than HK$1.81. Applicants for the Hong Kong Offer Shares are required to pay, on application, the maximum Offer Price of HK$2.20 for each Hong Kong Offer Share together with a 1% brokerage fee, a SFC transaction levy of 0.004% and a Stock Exchange trading fee of 0.005%. The Joint Global Coordinators, on behalf of the Underwriters, may with the consent of the Company reduce the indicative Offer Price range stated in the Prospectus (which is HK$1.81 to HK$2.20 per Hong Kong Offer Share) at any time on or prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, notices of the reduction in the indicative Offer Price range will be published in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) not later than the morning of the last day for lodging applications under the Hong Kong Public Offering. If applications for the Hong Kong Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Hong Kong Public Offering, then even if the indicative Offer Price range is so reduced, such applications cannot be subsequently withdrawn. If, for any reason, the Offer Price is not agreed between the Company and the Joint Global Coordinators (on behalf of the Underwriters) on or before 13 December, 2006, the Global Offering will not become unconditional and will lapse.

Allocation of Hong Kong Offer Shares

Subject to the terms and conditions as set out herein and in the Prospectus, no allotment of any of the Hong Kong Offer Shares will be made until after the closing of the application lists.

The Company expects to release the results of applications under the Hong Kong Public Offering and the basis of allotment of the Hong Kong Offer Shares on or before 14 December, 2006, and expects to announce these results in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese).

If your application for Hong Kong Offer Shares is successful (in whole or in part)

If your application is wholly or partially successful, your H Share certificate(s) will be issued in the name of HKSCC Nominees and deposited directly into CCASS for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant as instructed by you in this application form at the close of business on 14 December, 2006 or under contingent situation, on any other date as shall be determined by HKSCC or HKSCC Nominees.

- **If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):**

  For Hong Kong Offer Shares credited to the stock account of your designated CCASS Participant (other than a CCASS Investor Participant), you can check the number of Hong Kong Offer Shares allotted to you with that CCASS Participant.

- **If you are applying as a CCASS Investor Participant:**

  The Company expects to publish the results of CCASS Investor Participants' applications together with the results of the Hong Kong Public Offering in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) on 14 December, 2006. You should check the announcement published by the Company and report any discrepancies to HKSCC before 5:00 p.m. on 14 December, 2006 or any other date as shall be determined by HKSCC or HKSCC Nominees. Immediately after the credit of the Hong Kong Offer Shares to your CCASS Investor Participant stock account you can check your new account balance via the CCASS Phone System or the CCASS Internet System (under the procedures contained in HKSCC's "An Operating Guide for Investor Participants" in effect from time to time). HKSCC will also make available to you an activity statement showing the number of Hong Kong Offer Shares credited to your CCASS Investor Participating stock account.

The Company will not issue temporary documents of title. No receipt will be issued for sums paid upon application. H Share certificates will only become valid certificates of title on 15 December, 2006 provided that the Global Offering has become unconditional in all respects and the right of termination as described in the section entitled "Underwriting — Underwriting Arrangements and Expenses — Hong Kong Public Offering — Grounds for termination" in the Prospectus has not been exercised thereto and has lapsed.

Circumstances in which you will not be allotted Hong Kong Offer Shares

You may not be allotted Hong Kong Offer Shares if:

1. Full discretion of the Company or its agents to reject or accept your application:

The Company, the Sponsor and the Joint Global Coordinators or their respective agents, have full discretion to reject or accept any application, or to accept only part of any application. No reasons have to be given for any rejection or acceptance.

2. You will not receive any allocation if:

- you make multiple applications or suspected multiple applications;
- you or the person for whose benefit you apply for have applied and/or received or will receive H Shares under the International Placing;
- your application form is not completed correctly;
- your payment is not made correctly;
- you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured upon its first presentation;
- the Company believes that by accepting your application, this would violate the applicable securities or other laws, rules or regulations of the jurisdiction in which your application is completed and/or signed;
- if you apply for more than 50% of the Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering for subscription;
- any of the Underwriting Agreements does not become unconditional;
- any of the Underwriting Agreements is terminated in accordance with terms; or
- if you are giving electronic application instructions to HKSCC to apply for Hong Kong Offer Shares on your behalf, you will also not be allocated any Hong Kong Offer Shares if HKSCC Nominees application is not accepted.

3. If your application is revoked:

By completing and submitting an application form you agree that your application cannot be revoked before 30 December, 2006. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your application form. This collateral contract will be in consideration of the Company agreeing that it will not offer any Hong Kong Offer Shares to any person before 30 December, 2006, except by means of one of the procedures referred to in the Prospectus.

If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

If your application has been accepted, it cannot be revoked. For this purpose, acceptance of applications which are not rejected will be constituted by notification in the announcement of the results of allocation, and where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot respectively.

* The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".

Please use this form if you want the Hong Kong Offer Shares to be issued in the name of HKSCC Nominees Limited ("HKSCC Nominees") and deposited directly into the Central Clearing and Settlement System ("CCASS") for credit to your CCASS Investor Participant stock account or the stock account of your designated CCASS Participant.

4. **If your allocation of Hong Kong Offer Shares is void:**
   Your allocation of the Hong Kong Offer Shares will be void if the Listing Committee of the Stock Exchange (the "Listing Committee") does not grant permission to list the H Shares either:
   - within 3 weeks from the closing date of the application lists; or
   - within a longer period of up to 6 weeks if the Listing Committee notifies the Company of that longer period within 3 weeks of the closing of the application lists.

Refund of your money

If you do not receive any Hong Kong Offer Shares for any of the above reasons, the Company will refund to you your application monies, including the related brokerage fee of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%. No interest will be paid thereon.

If your application is accepted only in part, the Company will refund to you the appropriate portion of your application monies including the related brokerage fee of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005% without interest. If the Offer Price as finally determined is less than the initial Offer Price per H Share (excluding brokerage fee of 1%, SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005% thereon) initially paid on application, the Company will refund to you the surplus application monies, together with the related brokerage fee of 1%, the SFC transaction levy of 0.004% and Stock Exchange trading fee of 0.005%, without interest. You will also be entitled to a refund if the conditions of Global Offering are not fulfilled in accordance with the Prospectus. All such interest accrued on such monies prior to the date of despatch of refund cheques will be retained for the benefit of the Company. In a contingency situation involving a substantial over subscription, at the discretion of the Company and the Joint Global Coordinators, cheques for applications for certain small denominations of Hong Kong Offer Shares (apart from successful and reserved applications) may not be cleared.

All refunds will be made by cheque crossed "Account Payee Only", and made out to you, or, if you are a joint applicant, to the first-named applicant on your application form. Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of or may invalidate your refund cheque.

If you have applied for 1,000,000 Hong Kong Offer Shares or above and have indicated on your application form that you wish to collect your refund cheque in person, you may collect it from:

Computershare Hong Kong Investor Services Limited
Rooms 1712-16, 17th Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai,
Hong Kong

between 9:00 a.m. and 1:00 p.m. on the date notified by the Company in the newspapers as the date of collection of refund cheques. The date of collection is expected to be 14 December, 2006.

If you are an individual who opts for personal collection, you must not authorise any other person to make collection on your behalf. If you are a corporate applicant and opt for personal collection, you must attend by your authorised representative bearing a letter of authorisation from your corporation stamped with your company's chop. Such individuals and authorised representatives must produce at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you do not collect your refund cheque(s) in person within the time specified for its collection, it will be despatched promptly thereafter to you by ordinary post to the address on this application form and at your own risk.

If you have applied for less than 1,000,000 Hong Kong Offer Shares or you have applied for 1,000,000 Hong Kong Offer Shares or above but have not indicated on your application form that you will collect your refund cheque personally, your refund cheque will be sent to the address on your application form on 14 December, 2006 by ordinary post and at your own risk.

It is intended that special efforts will be made to avoid any undue delay in refunding application monies where appropriate.

Personal data

Personal Information Collection Statement

The main provisions of the Personal Data (Privacy) Ordinance (the "Ordinance") came into effect in Hong Kong on 20 December, 1996. This Personal Information Collection Statement informs the applicant for and holder of Hong Kong Offer Shares of the policies and practices of the Company and its Hong Kong H Share registrar (the "Registrar") in relation to personal data and the Ordinance.

1. **Reasons for the collection of your personal data**
   From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company and the Registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the Registrar.
   Failure to supply the requested data may result in your application for securities being rejected, delayed or the inability of the Registrar to effect transfers or otherwise render their services. It may also prevent or delay registration or transfer of the Hong Kong Offer Shares which you have successfully applied for and/or the despatch of H Share certificate(s) and/or the despatch or encashment of refund cheque(s) to which you are entitled.
   It is important that holders of securities inform the Company and the Registrar immediately of any inaccuracies in the personal data supplied.

2. **Purposes**
   The personal data of the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:
   - processing of your application and refund cheque, where applicable, verification of compliance with the terms and application procedures set out in this application form and the Prospectus and announcing results of allocations of the Hong Kong Offer Shares;
   - enabling compliance with all applicable laws and regulations in Hong Kong and elsewhere;
   - registering new issues or transfers into or out of the name of holders of securities including, where applicable, HKSCC Nominees;
   - maintaining or updating the register of holders of securities of the Company;
   - conducting or assisting the conduct of signature verifications, any other verification or exchange of information;
   - establishing benefit entitlements of holders of securities of the Company, such as dividends, rights issues and bonus issues;
   - distributing communications from the Company and its subsidiaries;
   - compiling statistical information and shareholder profiles;
   - making disclosures as required by laws, rules or regulations;
   - disclosing identities of successful applicants by way of press announcement or otherwise;
   - disclosing relevant information to facilitate claims on entitlements; and
   - any other incidental or associated purposes relating to the above and/or to enable the Company and the Registrar to discharge their obligations to holders of securities and/or regulators and/or any other purpose to which the holders of securities may from time to time agree.

3. **Transfer of personal data**
   Personal data held by the Company and the registrars relating to the holders of securities will be kept confidential but the Company and the Registrar may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) the personal data of the holders of securities to, from or with any and all of the following persons and entities:
   - the Company or its appointed agents such as financial advisers, receiving bankers;
   - where applicants for securities request deposit into CCASS, to HKSCC and HKSCC Nominees, who will use the personal data for the purposes of operating the CCASS;
   - any agents, contractors or third-party service providers who offer administrative, telecommunications, computer, payment or other services to the Company or the Registrar in connection with the operation of their respective businesses;
   - the Stock Exchange, the SFC and any other statutory, regulatory or governmental bodies; and
   - any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or [illegible] etc.

4. **Access to and correction of personal data**
   The Ordinance provides the applicants and the holders of securities with rights to ascertain whether the Company or the Registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Ordinance, the Company and the Registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Company for the attention of the Joint Company Secretaries or (as the case may be) the Registrar for the attention of the Privacy Compliance Officer (for the purposes of the Ordinance).

   By signing this form, you agree to all of the above.

How to make your application

1. Use the table set out below to calculate how much you must pay for the number of Hong Kong Offer Shares you want to subscribe for. Your application must be for a minimum of 2,000 Hong Kong Offer Shares. Applications must be in one of the numbers or multiples set out in the table below. The maximum number of Hong Kong Offer Shares you can apply for is listed in the table below. No application for any other number of Hong Kong Offer Shares will be considered and any such application is liable to be rejected. The table also sets out the total amount payable for such multiples of Hong Kong Offer Shares up to 55,000,000 Hong Kong Offer Shares. On application, you must pay the maximum offer price of HK$2.20 per Hong Kong Offer Share, plus a brokerage fee of 1%, a SFC transaction levy of 0.004% and a Stock Exchange trading fee of 0.005%.

2. Complete the form and sign it. Only written signatures will be accepted.
   If you are applying through a designated CCASS Participant (other than a CCASS Investor Participant):
   - the designated CCASS Participant or its authorised signatories must sign in the appropriate box; and
   - the designated CCASS Participant must endorse the form with its company chop (bearing its company name) and insert its participant I.D. in the appropriate box.

   If you are applying as an individual CCASS Investor Participant:
   - the application form must contain your full name and Hong Kong Identity Card number; and
   - you must insert your participant I.D. and sign in the appropriate box in the application form.

   If you are applying as a joint individual CCASS Investor Participant:
   - the application form must contain all joint CCASS Investor Participants' names and the Hong Kong Identity Card number of all the joint CCASS Investor Participants; and
   - your participant I.D. must be inserted and the authorised signatory(ies) of your stock account must sign in the appropriate box.

   If you are applying as a corporate CCASS Investor Participant:
   - the application form must contain your company name and Hong Kong Business Registration number; and
   - your CCASS Participant I.D. and your company chop (bearing your company name) endorsed by your authorised signatory(ies) must be inserted in the appropriate box.

   Signature(s), number of signatories and form of chop, where appropriate, should match with the records kept by HKSCC.
   Incorrect or incomplete details of the CCASS Participant or the omission or inadequacy of its authorised signature(s) (if applicable), CCASS Participant I.D. or other similar matters may render your application invalid.

3. Each application must be accompanied by either a separate cheque or banker's cashier order.

4. Staple your cheque or banker's cashier order to the form. You must pay for the Hong Kong Offer Shares applied for by one cheque or by one banker's cashier order.
   If you pay by cheque, the cheque must:
   - be in Hong Kong dollars;
   - be drawn on your Hong Kong dollar bank account in Hong Kong;
   - show your account name. This name must either be pre-printed on the cheque, or be endorsed on the back by a person authorised by the bank. This account name must correspond with your name. If it is a joint application, the account name must be the same as that of the first-named applicant;
   - be payable to "Horsford Nominees Limited — Shanghai Jin Jiang Public Offer";
   - be crossed "Account Payee Only"; and
   - not be post-dated.

   Your application will be rejected if your cheque:
   - does not meet all these requirements; or
   - is dishonoured on its first presentation.

   If you pay by banker's cashier order, the banker's cashier order must:
   - be issued by a licensed bank in Hong Kong, and have your name certified on the back by a person authorised by the bank. The name certified on the back of the banker's cashier order and the name on the application form must be the same. If it is a joint application, the name on the back of the banker's cashier order must be the same as the name of the first-named applicant;
   - the banker's cashier order must be made payable to "Horsford Nominees Limited — Shanghai Jin Jiang Public Offer";
   - the banker's cashier order must be in Hong Kong dollars;
   - the banker's cashier order must be crossed "Account Payee only"; and
   - the banker's cashier order must not be post-dated.

   Your application will be rejected if your banker's cashier order does not meet all these requirements.

5. Tear off the application form, fold the form once and lodge it in one of the special collection boxes at any one of the following branches of Standard Chartered Bank (Hong Kong) Limited ("SCB"), Industrial and Commercial Bank of China (Asia) Limited ("ICBC (Asia)"), The Bank of East Asia, Limited ("BEA") and Bank of Communications Co., Ltd Hong Kong Branch ("BOCOM"):

For SCB

	Branches	Address
Hong Kong Island	Des Voeux Road Branch	Standard Chartered Bank Building, 4-4A Des Voeux Road, Central
	88 Des Voeux Road Branch	88 Des Voeux Road Central
	Leighton Centre Branch	Shop 12-16, UG/F, Leighton Centre, 77 Leighton Road, Causeway Bay
	Quarry Bay Branch	G/F, Westlands Gardens, 1027 King's Road, Quarry Bay
	North Point Centre Branch	North Point Centre, 284 King's Road, North Point
Kowloon	Mongkok Branch	Shop B, G/F, 1/F & 2/F, 617-623 Nathan Road, Mongkok
	Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
	Tsimshatsui Branch	G/F, 10 Granville Road, Tsimshatsui
	San Po Kong Branch	Shop A, G/F., Perfect Industrial Building, 31 Tai Yau Street, San Po Kong
New Territories	Shatin Centre Branch	Shop 32C, Level 3, Wai Shopping Arcade, Shatin Centre, 2-16 Wang Pok Street, Shatin
	Tsuen Wan Branch	Shop C, G/F & 1/F, Jade Plaza, No. 298 Sha Tsui Road, Tsuen Wan

For ICBC (Asia)

	Branches	Address
Hong Kong Island	Central Branch	1/F, 9 Queen's Road Central, Central
	Hennessy Road Branch	Shop 2A, G/F & Basement, Cameron Commercial Centre, 468 Hennessy Road, Causeway Bay
	Causeway Bay Branch	Shop A, G/F, Jardine Center, 50 Jardine's Bazaar, Causeway Bay
Kowloon	To Kwa Wan Branch	G/F., 297-299 To Kwa Wan Road
	Mongkok Branch	G/F, Belgian Bank Building, 721-725 Nathan Road, Mongkok
	Hoi Ning Road Branch	58 Hung Ning Road, Kwun Tong
	Tsim Sha Tsui Branch	Shop 6-7, G/F., Rockwin Centre, 3-15 Hankow Road, Tsimshatsui
New Territories	Tsuen Wan Castle Peak Road Branch	G/F., 423-427 Castle Peak Road, Tsuen Wan
	Kwai Chung Branch	Unit G02, Tower A, Regent Centre, 63 Wo Yi Hop Road, Kwai Chung

For BEA

	Branches	Address
Hong Kong Island	Central Branch	10 Des Voeux Road, Central
	Chai Wan Branch	345 Chai Wan Road
	Wanchai Branch	Shop Nos. A-C, G/F, Easey Commercial Building, 253-261 Hennessy Road, Wanchai
Kowloon	Mongkok Branch	638-640 Nathan Road
	Prince Edward Branch	G/F, Hanley House, Nos 776-778 Nathan Road
	Tsim Sha Tsui Branch	Shop A & B, Milton Mansion, No. 96 Nathan Road
New Territories	Shatin Plaza Branch	Shop Nos. 3-4, Level 1, Shatin Plaza
	Tuen Mun Town Plaza Branch	Shop Nos. 2-10, UG/F, Tuen Mun Town Plaza Phase II, 3 Tuen Lung Street, Tuen Mun
	Tai Po Branch	62-66 Po Heung Street, Tai Po Market

For BOCOM

	Branches	Address
Hong Kong Island	Hong Kong Branch	20 Pedder Street, Central, Hong Kong
	Taikoo Shing Sub-Branch	Shop 32, G/F., City Plaza 2, 18 Taikoo Shing Road
	Wanchai Sub-Branch	32-34 Johnston Road, Wanchai
Kowloon	Kowloon Sub-Branch	563 Nathan Road
	Tsimshatsui Sub-Branch	Shops 1-3, G/F, 22-28 Mody Road, Tsimshatsui
	Cheung Sha Wan Plaza Sub-Branch	Unit G04, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road
	Hunghom Sub-Branch	1-3A Tak Man Street, Whampoa Estate, Hunghom, Kowloon
New Territories	Tsuen Wan Sub-Branch	Shop G10-11, Pacific Commercial Plaza, Bo Shek Mansion, 328 Sha Tsui Road
	Sheung Shui Sub-Branch	Shops 1010-1014, G/F, Sheung Shui Centre Shopping Arcade, Sheung Shui

6. Your application form can be lodged at these times:

Thursday, 30 November, 2006	—	9:00 a.m. to 4:30 p.m.
Friday, 1 December, 2006	—	9:00 a.m. to 4:30 p.m.
Saturday, 2 December, 2006	—	9:00 a.m. to 12:30 p.m.
Monday, 4 December, 2006	—	9:00 a.m. to 4:30 p.m.
Tuesday, 5 December, 2006	—	9:00 a.m. to 4:30 p.m.
Wednesday, 6 December, 2006	—	9:00 a.m. to 4:30 p.m.
Thursday, 7 December, 2006	—	9:00 a.m. to 12:00 noon

7. The latest time for lodging your application is 12:00 noon on 7 December, 2006. The application lists will be open between 11:45 a.m. and 12:00 noon on that day, subject only to the weather conditions. The application lists will not open if there is:
   - a tropical cyclone warning signal 8 or above; or
   - a "black" rainstorm warning signal

   in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on 7 December, 2006. Instead they will be open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in force at any time between 9:00 a.m. and 12:00 noon. Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.

8. The right is reserved to present all or any remittances for payment. However, your cheque or banker's cashier order will not be presented for payment before 12:00 noon on 7 December, 2006. The Company will not give you a receipt for your payment. The Company shall keep all interest accrued on your application monies (up until, in the case of monies to be refunded, the date of despatch of refund cheques). The right is also reserved to retain any H Share certificates and/or any surplus/monies or refunds pending clearance of your cheque or banker's cashier order.

Number of Hong Kong Offer Shares applied for	Amount Payable on application (HK$)	Number of Hong Kong Offer Shares applied for	Amount Payable on application (HK$)	Number of Hong Kong Offer Shares applied for	Amount Payable on application (HK$)	Number of Hong Kong Offer Shares applied for	Amount Payable on application (HK$)
2,000	4,444.40	50,000	111,109.90	800,000	1,777,758.40	15,000,000	33,332,970.00
4,000	8,888.79	60,000	133,331.88	900,000	1,999,978.20	20,000,000	44,443,960.00
6,000	13,333.19	70,000	155,553.86	1,000,000	2,222,198.00	25,000,000	55,554,950.00
8,000	17,777.58	80,000	177,775.84	2,000,000	4,444,396.00	30,000,000	66,665,940.00
10,000	22,221.98	90,000	199,997.82	3,000,000	6,666,594.00	35,000,000	77,776,930.00
12,000	26,666.38	100,000	222,219.80	4,000,000	8,888,792.00	40,000,000	88,887,920.00
14,000	31,110.77	200,000	444,439.60	5,000,000	11,110,990.00	45,000,000	99,998,910.00
16,000	35,555.17	300,000	666,659.40	6,000,000	13,333,188.00	50,000,000	111,109,900.00
18,000	39,999.56	400,000	888,879.20	7,000,000	15,555,386.00	55,000,000 (1)	122,220,890.00
20,000	44,443.96	500,000	1,111,099.00	8,000,000	17,777,584.00		
30,000	66,665.94	600,000	1,333,318.80	9,000,000	19,999,782.00		
40,000	88,887.92	700,000	1,555,538.60	10,000,000	22,221,980.00		

Notes:

(1) Maximum number of Hong Kong Offer Shares you may apply for in pool A and pool B

閣下如欲以香港中央結算(代理人)有限公司(「香港結算代理人」)的名義登記將獲發行的香港發售股份，並直接記存入中央結算及交收系統(「中央結算系統」)，以記存於 閣下的中央結算系統投資者戶口持有人股份賬戶或 閣下指定的中央結算系統參與者的股份賬戶，請使用本表格。


Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(於中華人民共和國註冊成立的股份有限公司)

全球發售

申請條件

[illegible]

甲. 申請人資格

[illegible]

乙. 倘 閣下為代名人

[illegible]

丙. 僅可為 閣下的利益提交一項申請

[illegible]

丁. 香港發售股份分配—甲組及乙組

[illegible]

戊. 補充資料

[illegible]

己. 填妥及遞交本申請表格的影響

[illegible]

庚. 授權書

[illegible]

辛. 釐定發售價

[illegible]

香港發售股份分配

[illegible]

倘 閣下成功申請香港發售股份(全部或部分)

[illegible]

閣下不獲配發香港發售股份的情況

[illegible]

* [illegible] (Shanghai Jin Jiang International Hotels (Group) Company Limited) [illegible]

閣下如欲以香港中央結算(代理人)有限公司(「香港結算代理人」)的名義登記將獲發行的香港發售股份，並直接記存入中央結算及交收系統(「中央結算系統」)，以記存於 閣下的中央結算系統投資者戶口持有人股份賬戶或 閣下指定的中央結算系統參與者的股份賬戶，請使用本表格。

退還款項

[illegible]

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓1712－16號舖

[illegible]

個人資料

個人資料收集聲明

[illegible]

1. 收集 閣下個人資料的原因

[illegible]

2. 資料用途

[illegible]

3. 向他人轉交個人資料

[illegible]

4. 查閱及更正個人資料

[illegible]

申請手續

1. [illegible]

2. [illegible]

3. 每份申請必須附一張支票或一張銀行本票。

4. [illegible]

5. [illegible]

6. [illegible]

7. [illegible]

8. [illegible]

申請香港發售股份數目	申請應繳股款(港元)	申請香港發售股份數目	申請應繳股款(港元)	申請香港發售股份數目	申請應繳股款(港元)	申請香港發售股份數目	申請應繳股款(港元)
2,000	4,444.40	50,000	111,109.90	800,000	1,777,758.40	15,000,000	33,332,970.00
4,000	8,888.79	60,000	133,331.88	900,000	1,999,978.20	20,000,000	44,443,960.00
6,000	13,333.19	70,000	155,553.86	1,000,000	2,222,198.00	25,000,000	55,554,950.00
8,000	17,777.58	80,000	177,775.84	2,000,000	4,444,396.00	30,000,000	66,665,940.00
10,000	22,221.98	90,000	199,997.82	3,000,000	6,666,594.00	35,000,000	77,776,930.00
12,000	26,666.38	100,000	222,219.80	4,000,000	8,888,792.00	40,000,000	88,887,920.00
14,000	31,110.77	200,000	444,439.60	5,000,000	11,110,990.00	45,000,000	99,998,910.00
16,000	35,555.17	300,000	666,659.40	6,000,000	13,333,188.00	50,000,000	111,109,900.00
18,000	39,999.56	400,000	888,879.20	7,000,000	15,555,386.00	55,000,000 [(1)]	122,220,890.00
20,000	44,443.96	500,000	1,111,099.00	8,000,000	17,777,584.00		
30,000	66,665.94	600,000	1,333,318.80	9,000,000	19,999,782.00		
40,000	88,887.92	700,000	1,555,538.60	10,000,000	22,221,980.00		

附註：

(1) [illegible]

Please use this form if you want the Hong Kong Offer Shares to be issued in your name **閣下如欲以本身名義登記將獲發行的香港發售股份，請使用本表格**

NOTE: Unless otherwise defined herein, terms used in this form bear the same meanings as defined in the prospectus of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") dated 30 November, 2006 (the "Prospectus") together with any supplement thereto.

附註：除本申請表格另有界定外，本表格所用詞彙與上海錦江國際酒店(集團)股份有限公司(「本公司」)於二零零六年十一月三十日刊發的招股章程(「招股章程」)連同其任何補充文件所界定者具相同涵義。

Staple your payment here 請將股款緊釘在此

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this application form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of this application form.

香港聯合交易所有限公司(「聯交所」)及香港中央結算有限公司(「香港結算」)對本申請表格的內容概不負責，對其準確性或完整性亦不發表聲明，並明確表示概不就因本申請表格全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。

A copy of this application form, together with a copy of the YELLOW application form, the Prospectus and the other documents specified in the paragraph entitled "Documents Delivered to the Registrar of Companies and Available for Inspection" in Appendix IX to the Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). The Securities and Futures Commission ("SFC") and the Registrar of Companies in Hong Kong take no responsibility as to the contents of any of these documents.

本申請表格連同黃色申請表格、招股章程及招股章程附錄九「送呈公司註冊處處長及備查文件」一段所列其他文件的副本，已遵照香港法例第32章公司條例第342C條的規定，送呈香港公司註冊處處長登記。證券及期貨事務監察委員會(「證監會」)及香港公司註冊處處長對任何該等文件的內容概不負責。


Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(於中華人民共和國註冊成立的股份有限公司)

GLOBAL OFFERING

NUMBER OF OFFER SHARES	:	1,100,000,000 H SHARES (SUBJECT TO ADJUSTMENT AND OVER-ALLOTMENT OPTION)
NUMBER OF HONG KONG OFFER SHARES	:	110,000,000 H SHARES (SUBJECT TO ADJUSTMENT)
NUMBER OF INTERNATIONAL PLACING SHARES	:	990,000,000 H SHARES (SUBJECT TO ADJUSTMENT AND OVER-ALLOTMENT OPTION)
OFFER PRICE	:	NOT MORE THAN HK$2.20 PER H SHARE (PAYABLE IN FULL IN HONG KONG DOLLARS ON APPLICATION, PLUS 1% BROKERAGE, A SFC TRANSACTION LEVY OF 0.004% AND A STOCK EXCHANGE TRADING FEE OF 0.005% AND SUBJECT TO REFUND) AND EXPECTED TO BE NOT LESS THAN HK$1.81 PER H SHARE
NOMINAL VALUE PER H SHARE	:	RMB1.00
STOCK CODE	:	2006

全球發售

發售股份數目	:	1,100,000,000股H股(可予調整及視乎超額配股權行使與否而定)
香港發售股份數目	:	110,000,000股H股(可予調整)
國際配售股份數目	:	990,000,000股H股(可予調整及視乎超額配股權行使與否而定)
發售價	:	每股H股不超過2.20港元(須於申請時以港元繳足，另加1%經紀佣金、0.004%證監會交易徵費及0.005%聯交所交易費，多繳款項可予退還)及每股H股預期不低於1.81港元
每股H股面值	:	人民幣1.00元
股份代號	:	2006

Application Form 申請表格

Applications will be accepted until 12:00 noon on Thursday 7 December, 2006.
You must read the conditions and instructions attached to this form.
To be valid, you must complete all parts of this form.
Please write clearly.

截止接受申請時間為
二零零六年十二月七日星期四中午十二時正
閣下必須細閱本表格所附載的條件及指示
本表格各部分必須全部清楚填妥，方為有效

To: Shanghai Jin Jiang International Hotels (Group) Company Limited
BNP Paribas Peregrine Capital Limited
UBS AG acting through its business group, UBS Investment Bank
ICEA Capital Limited
DBS Asia Capital Limited
First Shanghai Securities Limited
Shenyin Wanguo Capital (H.K.) Limited
Sun Hung Kai International Limited

I/We:

- apply for the number of Hong Kong Offer Shares set out below, on the terms and conditions of the Prospectus and this application form, and subject to the provisions of the Articles of Association;
- enclose payment in full for the Hong Kong Offer Shares applied for, including a 1% brokerage fee, a SFC transaction levy of 0.004% and a Stock Exchange trading fee of 0.005%;
- undertake and agree to accept the Hong Kong Offer Shares applied for, or any lesser number allotted to me/us on this application;
- declare that this is the only application made and the only application intended by me/us to be made whether on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC, to benefit me/us or the person for whose benefit I am/we are applying;
- represent, warrant and undertake to you that I am not/we are not/each of us is not, and none of the persons for whose benefit I am/we are applying is, a U.S. person (as defined in Regulation S under the US Securities Act and that I/we and the person for whose benefit I am/we are applying are outside the United States and will be acquiring the Hong Kong Offer Shares in an offshore transaction (as defined in Regulation S under the US Securities Act);
- represent, warrant and undertake to you that I am/we are not/each of us is not, and none of the persons for whose benefit I am/we are applying is a person the allotment of or an application of the Hong Kong Offer Shares to or for whose benefit this application is made would require the Company to comply with any requirements under any law or regulation (whether or not having the force of law) of any territory outside Hong Kong;
- represent, warrant and undertake to you that I am/we are not/each of us is not, and none of the persons for whose benefit I am/we are applying is restricted by any laws of Hong Kong or elsewhere for making this application or paying application monies hereby payable;
- undertake and confirm that I/we and the person for whose benefit I am/we are applying have not applied for or taken up, or indicated an interest in or received or have placed or allocated (including conditionally and/or provisionally), and will not apply for or take up, or indicate an interest for, any International Placing Shares under the International Placing, nor otherwise participate in the International Placing;
- understand that this declarations and representations will be relied upon by the Company, the Sponsor and the Joint Global Coordinators in deciding whether or not to make any allotment of Hong Kong Offer Shares in response to this application,
- authorise the Company to place my/our name(s) on the register of members of the Company as the holder(s) of any Hong Kong Offer Shares to be allotted to me/us, and (subject to the terms and conditions set out on the pages attached to this application form) to send any H Share certificates and any refund cheques (where applicable) by ordinary post at my/our own risk to the address given on this application form (except where I/we have applied for 1,000,000 or more Hong Kong Offer Shares and have indicated on this application form that I/we wish to collect any H Share certificate(s) and/or refund cheque(s) (where applicable) in person in accordance with the procedures prescribed in this application form and the Prospectus);
- request that any refund cheque(s) be made payable to me, or in the case of joint applicants, to the first-named of us in this application form;
- have read the terms and conditions and application procedures set out on the pages attached to this application form and in the Prospectus and agree to be bound by them; and
- agree that this application, any acceptance of it and the resulting contract, will be governed by and construed in accordance with the laws of Hong Kong

致：上海錦江國際酒店(集團)股份有限公司
法國巴黎百富勤融資有限公司
瑞士銀行(透過其業務集團瑞銀投資銀行行事)
工商東亞融資有限公司
星展亞洲融資有限公司
第一上海融資有限公司
申銀萬國融資(香港)有限公司
新鴻基國際有限公司

本人／吾等：

Signed by (all) applicant(s) (all joint applicants must sign):
由(所有)申請人簽署(所有聯名申請人必須簽署)：

. . . .

Date: 日期： . . / . . . / . . . .
D日 M月 Y年

For Broker use 此欄供經紀填寫					
Lodged by 由以下經紀提交					
Broker No. 經紀號碼					
Broker's Chop 經紀印章					

Warning:
- It is important that you read the conditions and application procedures overleaf.
- Only one application may be made for the benefit of any person on a **WHITE** or **YELLOW** Application Form or by way of giving **electronic application instructions** to HKSCC. Multiple or suspected multiple applications on **WHITE** and/or **YELLOW** Application Forms and/or by way of giving **electronic application instructions** to HKSCC, applications made by one applicant on either a **WHITE** or **YELLOW** Application Form or by way of giving electronic application instructions to HKSCC for more than 55,000,000 Hong Kong Offer Shares, being 50% of the Hong Kong Offer Shares initially being offered to the public in pool A or in pool B, and applications where cheques or banker's cashier orders are dishonoured upon first presentation will be rejected.
- **You may be prosecuted if you make a false declaration.**

警告：
- 閣下務須細閱背頁的條件及申請手續。
- 閣下如作出虛假聲明，可能會被檢控。

- *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

Please use this form if you want the Hong Kong Offer Shares to be issued in your name 閣下如欲以本身名義登記將獲發行的香港發售股份，請使用本表格

Number of Hong Kong Offer Shares applied for 申請香港發售股份數目		cheque/banker's cashier order number 支票／銀行本票號碼	
Total amount of payment 股款總額	HK$ 港元	Name of bank on which cheque/ banker's cashier order is drawn* 支票／銀行本票的付款銀行名稱*	

* Cheque and banker's cashier order should be crossed "Account Payee Only" and made payable to "**Horsford Nominees Limited — Shanghai Jin Jiang Public Offer**".

* 支票及銀行本票須劃線註明「只准存入抬頭人賬戶」，並須註明抬頭人為「**Horsford Nominees Limited — Shanghai Jin Jiang Public Offer**」。

To be completed in BLOCK letters in English, except as stated otherwise. Joint applicants should give one address only.

除另有說明外，請用英文正楷填寫。聯名申請人只須填寫一個地址。

Your name in English 英文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字
Your name in Chinese 中文姓名／名稱	Family name or company name 姓氏或公司名稱	Forename(s) 名字

Your occupation (in English) 職業（以英文填寫）		Your Hong Kong Identity Card No./ Passport No./ Hong Kong Business Registration No. (Please delete as appropriate)** 香港身份證號碼／護照號碼／香港商業登記證號碼（請刪去不適用者）**	
Names of all other joint applicants in English (if any) 所有其他聯名申請人的英文姓名／名稱（如有）	(1) (2) (3)	Hong Kong Identity Card No./ Passport No./ Hong Kong Business Registration No. of all other joint applicants (Please delete as appropriate)** 所有其他聯名申請人的香港身份證號碼／護照號碼／香港商業登記證號碼（請刪去不適用者）**	(1) (2) (3)

Your address (in English) (joint applicants should give address of the first-named applicant only) (Only an address in Hong Kong will be accepted) 地址（以英文填寫）（聯名申請人只須填寫排名首位申請人的地址）（只接受香港地址）	
	Telephone Number 電話號碼

For nominees: Please provide an account number or identification code for each (joint) beneficial owner.
供代名人填寫：請填寫各名（各聯名）實益擁有人的賬戶號碼或識別編碼。

If you are a nominee and you do not complete this section, this application will be treated as being made for your benefit.
如閣下為代名人，而並無填妥本欄，則是項申請將被視作為閣下的利益而提出。

** (1) For individuals, you must provide your Hong Kong Identity Card number or passport number. If you hold a Hong Kong Identity Card, please provide your Hong Kong Identity Card number. If you do not hold a Hong Kong Identity Card, please provide your passport number. For bodies corporate, please provide your Hong Kong Business Registration number.
[illegible]

(2) Your Hong Kong Identity Card number/passport number/Business Registration number will be used for checking the validity of Application Forms and such data may be transferred to third parties for such purpose.
[illegible]

(3) All joint applicants must give (if they are individuals) their Hong Kong Identity Card numbers or, where applicable, passport numbers, or (if they are bodies corporate) their Hong Kong Business Registration numbers.
[illegible]

(4) Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment or may invalidate your refund cheque.
[illegible]

☐ Applicants who have applied for 1,000,000 Hong Kong Offer Shares or more and wish to collect (where relevant) refund cheques and/or (where relevant) H Share certificates personally from the Company's Hong Kong H Share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712–16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong on the dates for collection of refund cheques (where relevant) and H Share certificates (where relevant), which is expected to be on 14 December, 2006 should mark "✓" in the box on the left. Please see the sections overleaf headed "If your application for Hong Kong Offer Shares is successful (in whole or in part)" and "Refund of your money" for details of when and where to collect your refund cheque(s) (where applicable).

☐ 凡申請1,000,000股或以上香港發售股份的申請人，[illegible]183號合和中心17樓1712－16號舖[illegible]

ADDRESS LABEL 地址標貼

Please repeat your name(s) and address as set out above in BLOCK letters
請用正楷重複填寫上表所示姓名／名稱及地址

Name(s) 姓名／名稱	
Address 地址	

For Bank use 此欄供銀行填寫

Please use this form if you want the Hong Kong Offer Shares to be issued in your name


Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

GLOBAL OFFERING

Conditions of your application

Unless otherwise stated, terms used in these conditions have the same meaning ascribed thereto in the Prospectus.

A. Who can apply

1. You, the applicant(s), and any person(s) for whose benefit you are applying, must be 18 years of age or older and must have a Hong Kong address.
2. If you are a firm, the application must be in the names of the individual members, not the firm's name.
3. If you are a body corporate, the application must be stamped with the company chop (bearing the company name) and signed by a duly authorised officer, who must state his or her representative capacity.
4. Save under the circumstances permitted by the Listing Rules, you cannot apply for any Hong Kong Offer Shares if you are or any person(s) for whose benefit you are applying is/are:
   - an existing beneficial owner of H Shares in the Company;
   - the chief executive, a director or a supervisor of the Company or any of its subsidiaries;
   - a connected person (as defined in the Listing Rules) of the Company;
   - an associate of any of the above (as "associate" is defined in the Listing Rules); or
   - a legal or natural person of the People's Republic of China (other than Hong Kong, Macau and Taiwan)
5. You cannot apply for any Hong Kong Offer Shares if you are or any person(s) for whose benefit you are applying:
   - is/are a U.S. person(s) (as defined in Regulation S under the US Securities Act), or if you or any person(s) for whose benefit you are applying is/are not outside the United States or will not be acquiring Hong Kong Offer Shares in an offshore transaction (as defined in Regulation S under the US Securities Act).
   - do/does not have a Hong Kong address.

B. If you are a nominee

If you are a nominee, you may both give electronic application instructions to HKSCC (if you are a CCASS Participant) and lodge more than one application form in your own name if each application is made on behalf of different beneficial owners. In the box on this application form marked "For nominees", you must include, for each beneficial owner:

- an account number; or
- another identification number.

If you do not include this information, the application will be treated as being made for your benefit.

As a nominee, you are deemed to have warranted that you are duly authorised to sign this application form on behalf of the relevant beneficial owner and agreed to disclose personal data relating to such beneficial owner on the terms set out in section F and the section entitled "Personal data" below.

C. Lodge only one application for your benefit

Multiple applications or suspected multiple applications will be rejected. Save as referred to in section B above, all of your applications will be rejected as multiple applications if you, or you and your joint applicant(s) together:

- make more than one application (whether individually or jointly) on a WHITE or YELLOW Application Form or by giving electronic application instructions to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant);
- both apply (whether individually or jointly) on one WHITE Application Form and one YELLOW Application Form or on one WHITE or YELLOW Application Form and give electronic application instructions to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant);
- apply on a WHITE or YELLOW Application Form (whether individually or jointly) or by giving electronic application instructions to HKSCC (if you are a CCASS Participant or applying through a CCASS Broker Participant or a CCASS Custodian Participant) for more than 55,000,000 Hong Kong Offer Shares; or
- have applied for or taken up, or indicated an interest for, or have been or will be placed (including conditionally and/or provisionally) any International Placing Shares under the International Placing.

All of your applications will also be rejected as multiple applications if more than one application is made for your benefit (including the part of an application made by HKSCC Nominees acting on electronic application instructions). If an application is made by an unlisted company and:

- the only business of that company is dealing in securities; and
- you exercise statutory control over that company,

then the application will be treated as being made for your benefit.

Unlisted company means a company with no equity securities listed on the Stock Exchange.

Statutory control means you:

- *control the composition of the board of directors of the company; or*
- *control more than half of the voting power of the company; or*
- *hold more than half of the issued share capital of the company (not counting any part of it which carries no right to participate beyond a specified amount in a distribution of either profits or capital).*

D. Allocation of Hong Kong Offer Shares — pools A and B

The 110,000,000 Hong Kong Offer Shares initially being offered for subscription by the public under the Hong Kong Public Offering (after taking into account of any adjustment in the number of Offer Shares allocated between the International Placing and the Hong Kong Public Offering) will be divided equally into two pools for allocation purposes: pool A and pool B. The Hong Kong Offer Shares in pool A will be allocated on an equitable basis to applicants who have applied for Hong Kong Offer Shares with an aggregate subscription price of HK$5 million (excluding the brokerage fee, the SFC transaction levy and the Stock Exchange trading fee payable) or less. The Hong Kong Offer Shares in pool B will be allocated on an equitable basis to applicants who have applied for Hong Kong Offer Shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage fee, the SFC transaction levy and the Stock Exchange trading fee payable), and up to the value of pool B. For the purpose of this paragraph only, "subscription price" for the Hong Kong Offer Shares means the price payable on application therefore (without regard to the Offer Price as finally determined) you should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If Hong Kong Offer Shares in one pool (but not both pools) are under-subscribed, the surplus Hong Kong Offer Shares will be transferred to the other pool to satisfy demand in that pool and be allocated accordingly. You can only receive an allocation of Hong Kong Offer Shares from either pool A or pool B but not from both pools. In addition, multiple application or suspected multiple applications and any application for more than 55,000,000 Hong Kong Offer Shares initially included in the Hong Kong Public Offering will be rejected. Allocation of Hong Kong Offer Shares to investors under the Hong Kong Public Offering, both in relation to pool A and pool B, will be based solely on the level of valid applications received under the Hong Kong Public Offering. The basis of allocation in each pool may vary, depending on the number of Hong Kong Offer Shares validly applied for by each applicant, but will otherwise be made on a strictly pro-rata basis, although the allocation of Hong Kong Offer Shares could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong Offer Shares, and those applicants who are not successful in the ballot may not receive any Hong Kong Offer Shares.

E. Supplemental information

If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications. If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above and below, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

F. Effect of completing and submitting this application form

By completing and submitting this application form, you (and if you are joint applicants, each of you jointly and severally) for yourself or as agent or nominee and on behalf of each person for whom you act as agent or nominee:

- instruct and authorise the Company and the Joint Global Coordinators (or their respective agents or nominees) to execute any transfer forms, contract notes or other documents on your behalf and to do on your behalf all other things necessary to effect the registration of any Hong Kong Offer Shares allocated to you in your name(s) as required by the Articles of Association and otherwise to give effect to the arrangements described in the Prospectus and the relevant application form;
- undertake to sign all documents and to do all things necessary to enable you to be registered as the holder of the Hong Kong Offer Shares allocated to you, and as required by the Articles of Association;
- represent and warrant that you understand that the Hong Kong Offer Shares have not been and will not be registered under the US Securities Act and you are outside the United States (as defined in Regulation S under the US Securities Act) when completing the application form and are not a U.S. person described under the US Securities Act;
- confirm that you have received a copy of the Prospectus and have only relied on the information and representations contained in the Prospectus in making your application, and not on any other information or representation concerning the Company and you agree that neither the Company, the Joint Global Coordinators, the Sponsor and the Underwriters nor any of their respective directors, officers, employees, partners, agents, advisers or any other parties involved in the Global Offering will have any liability for any such other information or representations;
- agree (without prejudice to any other rights which you may have) that once your application has been accepted, you may not revoke or rescind it because of an innocent misrepresentation;
- (if the application is made by an agent on your behalf) warrant that you have validly and irrevocably conferred on your agent all necessary power and authority to make the application;
- (if the application is made for your own benefit) warrant that the application is the only application which will be made for your benefit on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC;
- (if you are an agent for another person) warrant that reasonable enquiries have been made of that other person that the application is the only application which will be made for the benefit of that other person on a WHITE or YELLOW application form or by giving electronic application instructions to HKSCC, and that you are duly authorised to sign the application form;
- agree that once your application is accepted, your application will be evidenced by the results of the Hong Kong Public Offering made available by the Company;
- undertake and confirm that you (if the application is made for your benefit) or the person(s) for whose benefit you have made the application have not applied for or taken up or indicated an interest in or received or been placed or allocated (including conditionally and/or provisionally) and will not apply for or take up or indicate any interest in any International Placing Shares in the International Placing, nor otherwise participate in the International Placing;
- warrant the truth and accuracy of the information contained in your application;
- agree to disclose to the Company, and/or the Company's H Share Registrar, receiving bankers, the Joint Global Coordinators, the Underwriters and their respective agents any information about you or the person(s) for whose benefit you have made the application which they require;
- agree that your application, any acceptance of it and the resulting contract will be governed by and construed in accordance with the laws of Hong Kong;
- undertake and agree to accept the Hong Kong Offer Shares applied for, or any lesser number allocated to you under the application;
- authorise the Company to place your name(s) on the register of members of the Company as the holder(s) of any Hong Kong Offer Shares allocated to you and the Company and/or its agents to send any share certificate(s) (where applicable) and/or any refund cheque (where applicable) to you or (in case of joint applicants) the first-named applicant in the application form by ordinary post at your own risk to the address stated on your application form (except that if you have applied for 1,000,000 Hong Kong Offer Shares or more and have indicated in your application form that you wish to collect your share certificate and refund cheque (where applicable) in person, you can collect your H Share certificate(s) and/or refund cheque (where applicable) in person between 9:00 a.m. and 1:00 p.m. on 14 December, 2006 (Hong Kong time) from Computershare Hong Kong Investor Services Limited at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong;
- if the laws of any place outside Hong Kong are applicable to your application, you agree and warrant that you have complied with all such laws and none of the Company, the Sponsor, the Joint Global Coordinators, the Underwriters and the other parties involved in the Global Offering nor any of their respective officers or advisers will infringe any laws outside Hong Kong as a result of the acceptance of your offer to purchase, or any actions arising from your rights and obligations under the terms and conditions contained in the Prospectus;
- agree with the Company, for itself and for the benefit of each shareholder of the Company (and so that the Company will be deemed by its acceptance in whole or in part of the application to have agreed, for itself and on behalf of each shareholder of the Company) to observe and comply with the Company Law, the Special Regulations and the Articles of Association;
- agree with the Company, each shareholder, director, supervisor, manager and officer of the Company, and the Company acting for itself and for each director, supervisor, manager and officer of the Company agrees with each shareholder, to refer all differences and claims arising from the Articles of Association or any rights or obligations conferred or imposed by the Company Law or other relevant laws and administrative regulations concerning the affairs of the Company to arbitration in accordance with the Articles of Association, and any reference to arbitration shall be deemed to authorise the arbitration tribunal to conduct hearings in open session and to publish its award. Such arbitration shall be final and conclusive;
- agree with the Company and each shareholder of the Company that H Shares are freely transferable by the holders thereof;
- authorise the Company to enter into a contract on behalf of you with each director and officer of the Company whereby such directors and officers undertake to observe and comply with their obligations to shareholders of the Company stipulated in the Articles of Association;
- confirm that you are aware of the restrictions on the offering of the H Shares described in the Prospectus; and
- understand that these declarations and representations will be relied upon by the Company, the Sponsor and the Joint Global Coordinators in deciding whether or not to allocate any Hong Kong Offer Shares in response to your application.

The Company, the Sponsor, the Joint Global Coordinators, the Underwriters, other parties involved in the Global Offering and their respective directors, officers, employees, partners, agents and advisers are entitled to rely on any warranty, representation or declaration made by you in this application.

All the warranties, representations, declarations and obligations expressed to be made, given or assumed by or imposed on the joint applicants shall be deemed to have been made, given and assumed by and imposed on the applicants jointly and severally.

G. Power of attorney

If your application is through a duly authorised attorney, the Company and the Joint Global Coordinators (or their respective agents and nominees) may accept it at their discretion, and subject to any conditions they think fit, including production of the evidence of the authority of your attorney.

H. Determination of Offer Price

The Offer Price is expected to be determined by agreement between the Company and the Joint Global Coordinators (on behalf of the Underwriters) on or before 9 December, 2006, or such later date as may be agreed by the Company and the Joint Global Coordinators (on behalf of the Underwriters). The Offer Price will be not more than HK$2.20 and is expected to be not less than HK$1.81. Applicants for the Hong Kong Offer Shares are required to pay, on application, the maximum Offer Price of HK$2.20 for each Hong Kong Offer Share together with a 1% brokerage fee, a SFC transaction levy of 0.004% and a Stock Exchange trading fee of 0.005%. The Joint Global Coordinators, on behalf of the Underwriters, may with the consent of the Company reduce the indicative Offer Price range stated in the Prospectus (which is HK$1.81 to HK$2.20 per Hong Kong Offer Share) at any time on or prior to the morning of the last day for lodging applications under the Hong Kong Public Offering. In such a case, notices of the reduction in the indicative Offer Price range will be published in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese) not later than the morning of the last day for lodging applications under the Hong Kong Public Offering. If applications for Hong Kong Offer Shares have been submitted prior to the day which is the last day for lodging applications under the Hong Kong Public Offering, then even if the indicative Offer Price range is so reduced, such applications cannot be subsequently withdrawn. If, for any reason, the Offer Price is not agreed between the Company and the Joint Global Coordinators (on behalf of the Underwriters) on or before 13 December, 2006, the Global Offering will not become unconditional and will lapse.

Allocation of Hong Kong Offer Shares

Subject to the terms and conditions as set out herein and in the Prospectus, no allotment of any of the Hong Kong Offer Shares will be made until after the closing of the application lists.

The Company expects to release the results of applications under the Hong Kong Public Offering and the basis of allotment of the Hong Kong Offer Shares on or before 14 December, 2006, and expects to announce these results in South China Morning Post (in English) and Hong Kong Economic Times (in Chinese).

If your application for Hong Kong Offer Shares is successful (in whole or in part)

If you have applied for 1,000,000 Hong Kong Offer Shares or more and have indicated on your application form that you wish to collect your H Share certificate(s), you may collect them in person from:

> **Computershare Hong Kong Investor Services Limited**
> **Rooms 1712–16, 17th Floor, Hopewell Centre,**
> **183 Queen's Road East,**
> **Wanchai,**
> **Hong Kong**

between 9:00 a.m. and 1:00 p.m. on the date notified by the Company in the newspapers as the date of despatch of H Share certificates. This is expected to be 14 December, 2006.

If you are an individual who opts for personal collection, you must not authorise any other person to make collection on your behalf. You must produce evidence of identity (which must be acceptable to Computershare Hong Kong Investor Services Limited) to collect your H Share certificate. If you are a corporate applicant which opts for personal collection, you must attend by your authorised representative bearing a letter of authorisation from your corporation stamped with your company's chop. Such authorised representatives must produce at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you do not collect your H Share certificate(s) personally within the time specified for collection, they will be despatched thereafter to you by ordinary post to the address as specified on this application form at your own risk.

If you apply for less than 1,000,000 Hong Kong Offer Shares or if you have applied for 1,000,000 or more Hong Kong Offer Shares but have not indicated on your application form that you wish to collect your H Share certificate(s) in person then your H Share certificate(s) will be sent to the address on this application form on or before 14 December, 2006, by ordinary post and at your own risk.

The Company will not issue temporary documents of title. No receipt will be issued for sums paid on application. H Share certificates will only become valid certificates of title on 15 December, 2006 provided that the Global Offering has become unconditional in all respects and the right of termination as described in the section entitled "Underwriting — Underwriting Arrangements and Expenses — Hong Kong Public Offering — Grounds for termination" in the Prospectus has not been exercised thereto and has lapsed.

Circumstances in which you will not be allotted Hong Kong Offer Shares

You may not be allotted Hong Kong Offer Shares if:

1. Full discretion of the Company or its agents to reject or accept your application:

The Company, the Sponsor or the Joint Global Coordinators or their respective agents, have full discretion to reject or accept any application, or to accept only part of any application. No reasons have to be given for any rejection or acceptance.

2. You will not receive any allocation if:

- you make multiple applications or suspected multiple applications;
- you or the person for whose benefit you apply for have applied and/or received or will receive H Shares under the International Placing;
- your application form is not completed correctly;
- your payment is not made correctly;
- you pay by cheque or banker's cashier order and the cheque or banker's cashier order is dishonoured upon its first presentation;
- the Company believes that by accepting your application, this would violate the applicable securities or other laws, rules or regulations of the jurisdiction in which your application is completed and/or signed;
- if you apply for more than 50% of the Hong Kong Offer Shares initially being offered in the Hong Kong Public Offering for subscription;
- any of the Underwriting Agreements does not become unconditional; or
- any of the Underwriting Agreements is terminated in accordance with terms thereof.

3. If your application is revoked:

By completing and submitting an application form you agree that you cannot revoke your application before 30 December, 2006. This agreement will take effect as a collateral contract with the Company, and will become binding when you lodge your application form. This collateral contract will be in consideration of the Company agreeing that it will not offer any Hong Kong Offer Shares to any person before 30 December, 2006, except by means of one of the procedures referred to in the Prospectus.

If any supplement to the Prospectus is issued, applicant(s) who have already submitted an application may or may not (depending on the information contained in the supplement) be notified that they can withdraw their applications.

If applicant(s) have not been so notified, or if applicant(s) have been notified but have not withdrawn their applications in accordance with the procedure to be notified, all applications that have been submitted remain valid and may be accepted. Subject to the above, an application once made is irrevocable and applicants shall be deemed to have applied on the basis of the Prospectus as supplemented.

If your application has been accepted, it cannot be revoked. For this purpose, acceptance of applications which are not rejected will be constituted by notification in the announcement of the results of allocation, and where such basis of allocation is subject to certain conditions or provides for allocation by ballot, such acceptance will be subject to the satisfaction of such conditions or results of the ballot respectively.

4. If your allocation of Hong Kong Offer Shares is void:

Your allocation of the Hong Kong Offer Shares will be void if the Listing Committee of the Stock Exchange (the "Listing Committee") does not grant permission to list the H Shares either:

- within 3 weeks from the closing date of the application lists, or
- within a longer period of up to 6 weeks if the Listing Committee notifies the Company of that longer period within 3 weeks of the closing date of the application lists.

* The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited."



Please use this form if you want the Hong Kong Offer Shares to be issued in your name

Refund of your money

If you do not receive any Hong Kong Offer Shares for any of the above reasons, the Company will refund to you your application monies, including the related brokerage fee of 1%, the SFC transaction levy of 0.004% and the Stock Exchange trading fee of 0.005%. No interest will be paid thereon.

If your application is accepted only in part, the Company will refund to you the appropriate portion of your application monies, including the related brokerage fee of 1%, the SFC transaction levy of 0.004% and the Stock Exchange trading fee of 0.005%, without interest. If the Offer Price as finally determined is less than the initial Offer Price per H Share (excluding the related brokerage fee of 1%, the SFC transaction levy of 0.004% and the Stock Exchange trading fee of 0.005% thereon) paid on application, the Company will refund to you the surplus application monies, together with the related brokerage fee of 1%, the SFC transaction levy of 0.004% and the Stock Exchange trading fee of 0.005%, without interest. You will also be entitled to a refund if the conditions of Global Offering are not fulfilled in accordance with the Prospectus. All such interest accrued on such monies prior to the date of despatch of refund cheques will be retained for the benefit of the Company. In a contingency situation involving a substantial over-subscription, at the discretion of the Company and the Joint Global Coordinators, cheques for applications for certain small denominations of Hong Kong Offer Shares (apart from successful and reserved applications) may not be cleared.

All refunds will be made by cheque crossed "Account Payee Only", and made out to you, or, if you are a joint applicant, to the first-named applicant on your application form. Part of your Hong Kong Identity Card number/passport number, or, if you are joint applicants, part of the Hong Kong Identity Card number/passport number of the first-named applicant, provided by you may be printed on your refund cheque, if any. Such data would also be transferred to a third party for refund purpose. Your banker may require verification of your Hong Kong Identity Card number/passport number before encashment of your refund cheque. Inaccurate completion of your Hong Kong Identity Card number/passport number may lead to delay in encashment of or may invalidate your refund cheque.

If you have applied for 1,000,000 Hong Kong Offer Shares or above and have indicated on your application form that you wish to collect your refund cheque in person, you may collect it from:

Computershare Hong Kong Investor Services Limited
Rooms 1712-16, 17th Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai,
Hong Kong

between 9:00 a.m. and 1:00 p.m. on the date notified by the Company in the newspapers as the date of collection of refund cheques. The date of collection is expected to be 14 December, 2006.

If you are an individual who opts for personal collection, you must not authorise any other person to make collection on your behalf. If you are a corporate applicant and opt for personal collection, you must attend by your authorised representative bearing a letter of authorisation from your corporation stamped with your company's chop. Such individuals and authorised representatives must produce at the time of collection, evidence of identity acceptable to Computershare Hong Kong Investor Services Limited.

If you do not collect your refund cheque(s) in person within the time specified for its collection, it will be despatched to you by ordinary post to the address on this application form at your own risk.

If you have applied for less than 1,000,000 Hong Kong Offer Shares or you have applied for 1,000,000 Hong Kong Offer Shares or more but have not indicated on your application form that you wish to collect your refund cheque personally, your refund cheque will be sent to the address on your application form on 14 December, 2006, by ordinary post and at your own risk.

It is intended that special efforts will be made to avoid any undue delay in refunding application monies where appropriate.

Application by HKSCC Nominees

Where this application form is signed by HKSCC Nominees on behalf of persons who have given electronic application instructions to apply for the Hong Kong Offer Shares, the provisions of this form which are inconsistent with those set out in the Prospectus shall not apply and the provisions in the Prospectus shall prevail. Without limiting the generality of this paragraph, the following sections of this application form are inapplicable where this form is signed by HKSCC Nominees:

- all warranties on the first page, except the first warranty concerning application for Hong Kong Offer Shares on the terms and conditions of the Prospectus and this application form, and subject to the Articles of Association;
- "Warning" on the first page;
- "If you are a nominee";
- "Lodge only one application for your benefit";
- all representations and warranties under the section headed "Effect of completing and submitting this application form", except the first two regarding registration of Hong Kong Offer Shares in the applicant's name and the signing of documents to enable the applicant to be registered as the holder of the Hong Kong Offer Shares applied for;
- "If your application for Hong Kong Offer Shares is successful (in whole or in part)";
- "Circumstances in which you will not be allotted Hong Kong Offer Shares"; and
- "Refund of your money".

Personal data

Personal Information Collection Statement

The main provisions of the Personal Data (Privacy) Ordinance (the "Ordinance") came into effect in Hong Kong on 20 December, 1996. This Personal Information Collection Statement informs the applicant for and holder of Hong Kong Offer Shares of the policies and practices of the Company and its Hong Kong H Share registrar (the "Registrar") in relation to personal data and the Ordinance.

1. **Reasons for the collection of your personal data**

   From time to time it is necessary for applicants for securities or registered holders of securities to supply their latest correct personal data to the Company and the Registrar when applying for securities or transferring securities into or out of their names or in procuring the services of the Registrar.

   Failure to supply the requested data may result in your application for securities being rejected, delayed or the inability of the Registrar to effect transfers or otherwise render their services. It may also prevent or delay registration or transfer of the Hong Kong Offer Shares which you have successfully applied for and/or the despatch of H Share certificate(s) and/or the despatch or encashment of refund cheque(s) to which you are entitled.

   It is important that holders of securities inform the Company and the Registrar immediately of any inaccuracies in the personal data supplied.

2. **Purposes**

   The personal data of the holders of securities may be used, held and/or stored (by whatever means) for the following purposes:

   - processing of your application and refund cheque, where applicable, verification of compliance with the terms and application procedures set out in this application form and the Prospectus and announcing results of allocation of the Hong Kong Offer Shares;
   - enabling compliance with all applicable laws and regulations in Hong Kong and elsewhere;
   - registering new issues or transfers into or out of the name of holders of securities including, where applicable, HKSCC Nominees;
   - maintaining or updating the register of holders of securities of the Company;
   - conducting or assisting the conduct of signature verifications, any other verification or exchange of information;
   - establishing benefit entitlements of holders of securities of the Company, such as dividends, rights issues and bonus issues;
   - distributing communications from the Company and its subsidiaries;
   - compiling statistical information and shareholder profiles;
   - making disclosures as required by laws, rules or regulations;
   - disclosing identities of successful applicants by way of press announcement or otherwise;
   - disclosing relevant information to facilitate claims on entitlements; and
   - any other incidental or associated purposes relating to the above and/or to enable the Company and the Registrar to discharge their obligations to holders of securities and/or regulators and/or any other purposes to which the holders of securities may from time to time agree.

3. **Transfer of personal data**

   Personal data held by the Company and the Registrar relating to the holders of securities will be kept confidential but the Company and the Registrar may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) the personal data of the holders of securities to, from or with any and all of the following persons and entities:

   - the Company or its appointed agents such as financial advisers, receiving bankers;
   - where applicants for securities request deposit into CCASS, to HKSCC and HKSCC Nominees, who will use the personal data for the purposes of operating the CCASS;
   - any agents, contractors or third-party service providers who offer administrative, telecommunications, computer, payment or other services to the Company or the Registrar in connection with the operation of their respective businesses;
   - the Stock Exchange, the SFC and any other statutory, regulatory or governmental bodies; and
   - any other persons or institutions with which the holders of securities have or propose to have dealings, such as their bankers, solicitors, accountants or stockbrokers, etc.

4. **Access to and correction of personal data**

   The Ordinance provides the applicants and the holder of securities with rights to ascertain whether the Company and/or the Registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Ordinance, the Company and the Registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Company for the attention of the Joint Company Secretaries or (as the case may be) the Registrar for the attention of the Privacy Compliance Officer (for the purposes of the Ordinance).

By signing this form, you agree to all of the above.

How to make your application

1. Use the table set out below to calculate how much you must pay for the number of Hong Kong Offer Shares you want to subscribe for. Your application must be for a minimum of 2,000 Hong Kong Offer Shares. Applications must be in one of the numbers or multiples set out in the table below. The maximum number of Hong Kong Offer Shares you can apply for is listed in the table below. No application for any other number of Hong Kong Offer Shares will be considered and any such application is liable to be rejected. The table also sets out the total amount payable for such multiples of Hong Kong Offer Shares up to 55,000,000 Hong Kong Offer Shares. On application, you must pay the maximum Offer Price of HK$2.20 per Hong Kong Offer Share, plus a brokerage fee of 1%, a SFC transaction levy of 0.004% and a Stock Exchange trading fee of 0.005%.
2. Complete the form and sign it. Only written signatures will be accepted.
3. Each application must be accompanied by either a separate cheque or banker's cashier order.
4. Staple your cheque or banker's cashier order to the form. You must pay for the Hong Kong Offer Shares applied for by one cheque or by one banker's cashier order.

   If you pay by cheque, the cheque must:
   - be in Hong Kong dollars;
   - be drawn on your Hong Kong dollar bank account in Hong Kong;
   - show your account name. This name must either be pre-printed on the cheque, or be endorsed on the back by a person authorised by the bank. This account name must correspond with your name. If it is a joint application, the account name must be that of the first-named applicant;
   - be made payable to "Horsford Nominees Limited — Shanghai Jin Jiang Public Offer";
   - be crossed "Account Payee Only"; and
   - not be post-dated.

   Your application will be rejected if your cheque:
   - does not meet all these requirements, or
   - is dishonoured on its first presentation.

   If you pay by banker's cashier order, the banker's cashier order must:
   - be issued by a licensed bank in Hong Kong and have your name certified on the back by a person authorised by the bank. The name on the banker's cashier order and the name on the application form must be the same. If it is a joint application, the name on the back of the banker's cashier order must be the same as the name of the first-named applicant;
   - the banker's cashier order must be made payable to "Horsford Nominees Limited — Shanghai Jin Jiang Public Offer";
   - the banker's cashier order must be in Hong Kong dollars;
   - the banker's cashier order must be crossed "Account Payee Only"; and
   - the banker's cashier order must not be post-dated.

   Your application will be rejected if your banker's cashier order does not meet all these requirements.
5. Tear off the application form, fold the form once and lodge it in one of the special collection boxes at any one of the following branches of Standard Chartered Bank (Hong Kong) Limited ("SCB"), Industrial and Commercial Bank of China (Asia) Limited ("ICBC (Asia)"), The Bank of East Asia, Limited ("BEA") and Bank of Communications Co., Ltd Hong Kong Branch ("BoCom"):

For SCB

	Branches	Address
Hong Kong Island	Des Voeux Road Branch	Standard Chartered Bank Building, 4-4A Des Voeux Road, Central
	88 Des Voeux Road Branch	88 Des Voeux Road Central
	Leighton Centre Branch	Shop 12-16, UG/F, Leighton Centre, 77 Leighton Road, Causeway Bay
	Quarry Bay Branch	G/F, Westlands Gardens, 1027 King's Road, Quarry Bay
	North Point Centre Branch	North Point Centre, 284 King's Road, North Point
Kowloon	Mongkok Branch	Shop B, G/F, 1/F & 2/F, 617-623 Nathan Road, Mongkok
	Kwun Tong Branch	88-90 Fu Yan Street, Kwun Tong
	Tsimshatsui Branch	G/F, 10 Granville Road, Tsimshatsui
	San Po Kong Branch	Shop A, G/F, Perfect Industrial Building, 31 Tai Yau Street, San Po Kong
New Territories	Shatin Centre Branch	Shop 32C, Level 3, Shatin Shopping Arcade, Shatin Centre, 2-16 Wang Pok Street, Shatin
	Tsuen Wan Branch	Shop C, G/F & 1/F, Jade Plaza, No. 298 Sha Tsui Road, Tsuen Wan

For ICBC (Asia)

	Branches	Address
Hong Kong Island	Central Branch	1/F, 9 Queen's Road Central, Central
	Hennessy Road Branch	Shop 2A, G/F & Basement, Cameron Commercial Centre, 468 Hennessy Road, Causeway Bay
	Causeway Bay Branch	Shop A, G/F, Jardine Center, 50 Jardine's Bazaar, Causeway Bay
Kowloon	To Kwa Wan Branch	G/F, 293-295 To Kwa Wan Road
	Mongkok Branch	G/F, Belgian Bank Building, 721-725 Nathan Road, Mongkok
	Hoing Ning Road Branch	58 Hoing Ning Road, Kwun Tong
	Tsim Sha Tsui Branch	Shop 6-7, G/F, Harbour Centre, 1-15 Hankow Road, Tsimshatsui
New Territories	Tsuen Wan Castle Peak Road Branch	G/F, 423-427 Castle Peak Road, Tsuen Wan
	Kwai Chung Branch	Unit 602, Tower A, Regent Centre, 63 Wo Yi Hop Road, Kwai Chung

For BEA

	Branches	Address
Hong Kong Island	Central Branch	10 Des Voeux Road, Central
	Chai Wan Branch	345 Chai Wan Road
	Wanchai Branch	Shop Nos A-C, G/F, Easey Commercial Building, 253-261 Hennessy Road, Wanchai
Kowloon	Mongkok Branch	638-640 Nathan Road
	Prince Edward Branch	G/F, Henley House, Nos 776-778 Nathan Road
	Tsim Sha Tsui Branch	Shop 4 & B, Mirador Mansion, No 56 Nathan Road
New Territories	Shatin Plaza Branch	Shop Nos 3-4, Level 1, Shatin Plaza
	Tuen Mun Town Plaza Branch	Shop Nos 2-10, UG/F, Tuen Mun Town Plaza Phase II, 3 Tuen Lung Street, Tuen Mun
	Tai Po Branch	62-66 Po Heung Street, Tai Po Market

For BoCom

	Branches	Address
Hong Kong Island	Hong Kong Branch	20 Pedder Street, Central, Hong Kong
	Taikoo Shing Sub-Branch	Shop 32, G/F, City Plaza 2, 18 Taikoo Shing Road
	Wanchai Sub-Branch	32-34 Johnston Road, Wanchai
Kowloon	Kowloon Sub-Branch	563 Nathan Road
	Tsimshatsui Sub-Branch	Shops 1-3, G/F, 22-28 Mody Road, Tsimshatsui
	Cheung Sha Wan Plaza Sub-Branch	Unit G04, Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road
	Hunghom Sub-Branch	1-3A Tak Man Street, Whampoa Estate, Hunghom, Kowloon
New Territories	Tsuen Wan Sub-Branch	Shops G9-11, Pacific Commercial Plaza, Bo Shek Mansion, 328 Sha Tsui Road
	Sheung Shui Sub-Branch	Shops 1010-1014, G/F, Sheung Shui Centre, Shopping Arcade, Sheung Shui

6. Your application form can be lodged at these times:

Thursday, 30 November 2006	—	9:00 a.m. to 4:30 p.m.
Friday, 1 December 2006	—	9:00 a.m. to 4:30 p.m.
Saturday, 2 December 2006	—	9:00 a.m. to 12:30 p.m.
Monday, 4 December 2006	—	9:00 a.m. to 4:30 p.m.
Tuesday, 5 December 2006	—	9:00 a.m. to 4:30 p.m.
Wednesday, 6 December 2006	—	9:00 a.m. to 4:30 p.m.
Thursday, 7 December 2006	—	9:00 a.m. to 12:00 noon

7. The latest time for lodging your application is 12:00 noon on 7 December, 2006. The application lists will be open between 11:45 a.m. and 12:00 noon on that day, subject only to the weather conditions. The application lists will not open if there is:
   - a tropical cyclone warning signal 8 or above, or
   - "black" rainstorm warning signal

   in force in Hong Kong at any time between 9:00 a.m. and 12:00 noon on 7 December, 2006. Instead they will open between 11:45 a.m. and 12:00 noon on the next business day which does not have either of those warnings in force at any time between 9:00 a.m. and 12:00 noon. Business day means a day that is not a Saturday, Sunday or public holiday in Hong Kong.
8. **The right is reserved to present all or any remittances for payment. However, your cheque or banker's cashier order will not be presented for payment before 12:00 noon on 7 December, 2006. The Company will not give you a receipt for your payment. The Company shall keep all interest accrued on your application monies (up until, in the case of monies to be refunded, the date of despatch of refund cheques). The right is also reserved to retain any H Share certificates and/or any surplus application monies or refunds pending clearance of your cheque or banker's cashier order.**

Number of Hong Kong Offer Shares applied for	Amount Payable on application (HK$)	Number of Hong Kong Offer Shares applied for	Amount Payable on application (HK$)	Number of Hong Kong Offer Shares applied for	Amount Payable on application (HK$)	Number of Hong Kong Offer Shares applied for	Amount Payable on application (HK$)
2,000	4,444.40	50,000	111,109.90	800,000	1,777,758.40	15,000,000	33,332,970.00
4,000	8,888.79	60,000	133,331.88	900,000	1,999,978.20	20,000,000	44,443,960.00
6,000	13,333.19	70,000	155,553.86	1,000,000	2,222,198.00	25,000,000	55,554,950.00
8,000	17,777.58	80,000	177,775.84	2,000,000	4,444,396.00	30,000,000	66,665,940.00
10,000	22,221.98	90,000	199,997.82	3,000,000	6,666,594.00	35,000,000	77,776,930.00
12,000	26,666.38	100,000	222,219.80	4,000,000	8,888,792.00	40,000,000	88,887,920.00
14,000	31,110.77	200,000	444,439.60	5,000,000	11,110,990.00	45,000,000	99,998,910.00
16,000	35,555.17	300,000	666,659.40	6,000,000	13,333,188.00	50,000,000	111,109,900.00
18,000	39,999.56	400,000	888,879.20	7,000,000	15,555,386.00	55,000,000 (1)	122,220,890.00
20,000	44,443.96	500,000	1,111,099.00	8,000,000	17,777,584.00		
30,000	66,665.94	600,000	1,333,318.80	9,000,000	19,999,782.00		
40,000	88,887.92	700,000	1,555,538.60	10,000,000	22,221,980.00		

Note:

(1) Maximum number of Hong Kong Offer Shares you may apply for in pool A and pool B

閣下如欲以本身名義登記將獲發行的香港發售股份，請使用本表格

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店（集團）股份有限公司

（於中華人民共和國註冊成立的股份有限公司）

全球發售

申請條件

除另有註明者外，申請條件所用詞彙與招股章程所使用者具有相同涵義。

甲. 申請人資格

1. 閣下作為申請人及 閣下為其利益提出申請的任何人士必須年滿18歲或以上，並須有香港地址。
2. 倘 閣下為商號，則須以個別成員名義而非以商號名義提出申請。
3. 倘 閣下為法人團體，則申請表格須蓋上具有其公司名稱的公司印章及由正式授權的負責人簽署，並須註明其職銜。
4. 除上市規則許可的情況外，倘 閣下或 閣下為其利益提出申請的任何人士為下列人士，則不得申請任何香港發售股份：
   - 本公司目前的現有實益擁有人；
   - 本公司或其任何附屬公司的主要行政人員、董事或監事；
   - 本公司的關連人士（定義見上市規則）；
   - 上述任何人士的聯繫人（「聯繫人」一詞之定義見上市規則）；或
   - 中華人民共和國（不包括香港、澳門及台灣）的法人或自然人。
5. 倘 閣下或 閣下為其利益提出申請的任何人士為下列人士，則不得申請任何香港發售股份：
   - 美國人士（定義見美國證券法S規例），或 閣下或 閣下為其利益提出申請的人士並非身處美國境外，或不會以離岸交易（定義見美國證券法S規例）的方式認購香港發售股份。
   - 並無香港地址。

乙. 倘 閣下為代名人

[illegible]

丙. 僅可為 閣下的利益提交一項申請

[illegible]

丁. 香港發售股份分配 — 甲組及乙組

[illegible]

戊. 補充資料

[illegible]

己. 填妥及提交本申請表格的影響

[illegible]

庚. 授權書

[illegible]

辛. 釐定發售價

[illegible]

香港發售股份分配

[illegible]

倘 閣下成功申請香港發售股份（全部或部分）

[illegible]

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓1712－16號舖

[illegible]

閣下不獲配發香港發售股份的情況

[illegible]

1. [illegible]
2. [illegible]
3. [illegible]
4. [illegible]

* 本公司以其中文名稱及英文名稱「Shanghai Jin Jiang International Hotels (Group) Company Limited」根據香港公司條例第XI部註冊為海外公司。

閣下如欲以本身名義登記將獲發行的香港發售股份，請使用本表格

退還款項

倘 閣下因上述任何理由而未有收取任何香港發售股份，則本公司將不計利息退還 閣下的申請股款，包括有關的1%經紀佣金、0.004%證監會交易徵費及0.005%聯交所交易費。[illegible]

[illegible]

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓1712－16號舖

[illegible]

倘 閣下為個人申請人並親身領取退款支票，不得授權任何其他人士代表領取。倘 閣下為公司申請人並親身領取，則必須由授權代表攜同蓋上公司印章的公司授權書領取。個人及授權代表均須於領取時出示香港中央證券登記有限公司接納的身份證明文件。

倘 閣下未能於指定時間內親身領取 閣下的退款支票，則該支票將以普通郵遞方式寄往本申請表格所列地址，郵誤風險概由 閣下承擔。

倘 閣下申請少於1,000,000股香港發售股份，或倘 閣下申請1,000,000股或以上香港發售股份，但並無在 閣下申請表格上表明欲親身領取退款支票，則退款支票將於二零零六年十二月十四日以普通郵遞方式寄往 閣下申請表格所列地址，郵誤風險概由 閣下承擔。

本公司會盡力避免在退還申請股款時(如適用)出現任何不必要的延誤。

以香港結算代理人名義提出申請

倘本申請表格乃由香港結算代理人代表發出電子認購指示以申請香港發售股份的人士簽署，則本表格與招股章程不符的條文將不適用，而以招股章程的條文規定為準。在不限制此段的一般性原則下的情況，本申請表格以下部分在香港結算代理人作為簽署人的情況下並不適用：

- 首頁所載的所有保證、陳述、確認及承諾，但有關以香港結算代理人名義登記香港發售股份的保證除外；
- 首頁的「警告」；
- 「倘 閣下為代名人」；
- 「僅可為 閣下的利益提交一項申請」；
- 「填妥及遞交本申請表格的效果」一節所有申請及陳述，惟首項有關以申請人名義登記香港發售股份及簽署文件以使申請人可登記成為所申請香港發售股份持有人的部分則除外；
- 「倘 閣下成功申請香港發售股份（全部或部分）」；
- 「閣下不獲配發香港發售股份的情況」；及
- 「退還款項」。

個人資料

個人資料收集聲明

個人資料(私隱)條例(「該條例」)中的主要條文已於一九九六年十二月二十日在香港生效。本個人資料收集聲明是向香港發售股份申請人及持有人說明本公司及其香港股份過戶登記處就個人資料及該條例而制訂的政策及措施。

1. **收集 閣下個人資料的原因**

   證券申請人及登記持有人在申請證券或將證券轉往其名下，或要求證券登記處提供服務時，必須不時向本公司及其股份過戶登記處提供最新的個人資料。[illegible]

   證券持有人所提供的個人資料如有任何不確之處，必須即時知會本公司及股份過戶登記處。

2. **資料用途**

   證券持有人的個人資料可以任何形式使用、持有及／或保存，以作下列用途：

   - [illegible]
   - [illegible]
   - [illegible]
   - [illegible]
   - [illegible]
   - [illegible]
   - [illegible]
   - [illegible]
   - [illegible]
   - [illegible]

3. **向他人轉交個人資料**

   [illegible]

   - 本公司或其委任的代理，例如財務顧問、收款銀行；
   - [illegible]
   - [illegible]
   - [illegible]
   - [illegible]

4. **查閱及更正個人資料**

   根據條例賦予申請人及證券持有人權利可查明本公司及／或股份過戶登記處是否持有其個人資料，並有權索取資料副本及更正任何不正確的資料。依據該條例，本公司及股份過戶登記處有權就處理任何查閱資料的要求收取合理費用。所有關於查閱資料或更正資料或關於資料政策及慣例或資料種類的要求，應向本公司提出以轉交聯席公司秘書或(視乎情況而定)向股份過戶登記處提出以轉交私隱條例事務主任(就該條例而言)。

   閣下一經簽署本表格，即表示同意上述各項。

申請手續

1. 請利用下表計算 閣下擬認購的香港發售股份數目所應繳的申請股款。申請認購最少須為2,000股香港發售股份，並須按以下表格列明的數目或倍數提出申請。下表列出 閣下可申請的最高香港發售股份數目，申請任何其他數目的香港發售股份將不予考慮，而任何有關申請將一概拒絕受理。下表亦列出申請該等倍數的香港發售股份至最高達55,000,000股香港發售股份的應付股款總額。 閣下須於申請時繳付最高發售價每股香港發售股份2.20港元，另加1%經紀佣金、0.004%證監會交易徵費及0.005%聯交所交易費。
2. 以填寫墨水筆填妥申請表格，只接納親筆簽名。
3. 每份申請必須隨附一張支票或一張銀行本票。
4. 支票或銀行本票須釘於表格上。 閣下必須以一張支票或一張銀行本票支付香港發售股份的申請股款。
   如以支票付款，該支票必須：
   - 為港元支票；
   - 從 閣下在香港開設的港元銀行賬戶開出；
   - 顯示 閣下的賬戶名稱，而該賬戶名稱必須預印在支票上，或由有關銀行授權簽署的人士在該支票背面加簽。該賬戶的名稱必須與 閣下的名稱相同。如屬聯名申請，則該賬戶名稱必須與排名首位的申請人的姓名／名稱相同；
   - 註明抬頭人為「Horsford Nominees Limited — Shanghai Jin Jiang Public Offer」；
   - 劃線註明「只准入抬頭人賬戶」；及
   - 並非期票。

   下列情況將導致 閣下的申請遭拒絕受理：
   - 支票未能符合上述所有規定；或
   - 支票於首次過戶時不獲兌現。

   如以銀行本票付款，該銀行本票必須：
   - 由香港持牌銀行開出，並由銀行授權簽署人士在本票背面簽署證明 閣下姓名。銀行本票背面所示的姓名須與申請表格所示的姓名相同。如屬聯名申請，銀行本票背面所示姓名必須與排名首位的申請人的姓名相同；
   - 必須在銀行本票註明抬頭人為「Horsford Nominees Limited — Shanghai Jin Jiang Public Offer」；
   - 銀行本票必須為港元；
   - 必須在銀行本票上劃線註明「只准入抬頭人賬戶」；及
   - 銀行本票不得為期票。

   倘 閣下的銀行本票不符合上述所有規定，則 閣下的申請可遭拒絕受理。
5. [illegible]

收款銀行

	分行	地址
港島	[illegible]中分行	中環德輔道中4－4A號渣打銀行大廈
	[illegible]中分行	中環德輔道中88號地下
	[illegible]中心分行	[illegible]
	[illegible]	[illegible]
	北角中心分行	北角英皇道284號北角中心
九龍	[illegible]	[illegible]
	[illegible]	[illegible]
	[illegible]	[illegible]
	[illegible]	[illegible]
新界	[illegible]	[illegible]
	[illegible]	[illegible]

[illegible]

	分行	地址
港島	[illegible]	[illegible]
	[illegible]	[illegible]
	[illegible]	[illegible]
九龍	上水[illegible]分行	[illegible]
	旺角分行	旺角彌敦道721-725號華比銀行大廈地下
	[illegible]	[illegible]
	[illegible]	[illegible]
新界	荃灣青山公路分行	荃灣青山道423-427號地下
	[illegible]分行	[illegible]

[illegible]

	分行	地址
港島	中環分行	[illegible]
	[illegible]	[illegible]
	[illegible]	[illegible]
九龍	旺角分行	[illegible]
	[illegible]	[illegible]
	[illegible]	[illegible]
新界	[illegible]	[illegible]
	[illegible]	[illegible]
	[illegible]	[illegible]

[illegible]

	分行	地址
港島	[illegible]	[illegible]
	[illegible]	[illegible]
	[illegible]	[illegible]
九龍	[illegible]	[illegible]
	[illegible]	[illegible]
	[illegible]	[illegible]
	[illegible]	[illegible]
新界	[illegible]	[illegible]
	[illegible]	[illegible]

6. 閣下可於下列時間內遞交申請表格：

   二零零六年十一月三十日星期四 — 上午九時正至下午四時三十分
   二零零六年十二月一日星期五 — 上午九時正至下午四時三十分
   二零零六年十二月二日星期六 — 上午九時正至中午十二時三十分
   二零零六年十二月四日星期一 — 上午九時正至下午四時三十分
   二零零六年十二月五日星期二 — 上午九時正至下午四時三十分
   二零零六年十二月六日星期三 — 上午九時正至下午四時三十分
   二零零六年十二月七日星期四 — 上午九時正至中午十二時正

7. [illegible]

8. 本公司保留權利將所有或任何股款兌現。惟 閣下的支票或銀行本票將不會在二零零六年十二月七日中午十二時正前兌現。本公司將不會向 閣下發出付款收據。 閣下申請股款的所有應計利息（如屬退款，則計至退款支票寄發日期止），將撥歸本公司所有。本公司亦有權保留任何股票及／或任何多繳的申請股款或退款，以待 閣下的支票或銀行本票兌現。

申請香港發售股份數目	申請應繳股款(港元)	申請香港發售股份數目	申請應繳股款(港元)	申請香港發售股份數目	申請應繳股款(港元)	申請香港發售股份數目	申請應繳股款(港元)
2,000	4,444.40	50,000	111,109.90	800,000	1,777,758.40	15,000,000	33,332,970.00
4,000	8,888.79	60,000	133,331.88	900,000	1,999,978.20	20,000,000	44,443,960.00
6,000	13,333.19	70,000	155,553.86	1,000,000	2,222,198.00	25,000,000	55,554,950.00
8,000	17,777.58	80,000	177,775.84	2,000,000	4,444,396.00	30,000,000	66,665,940.00
10,000	22,221.98	90,000	199,997.82	3,000,000	6,666,594.00	35,000,000	77,776,930.00
12,000	26,666.38	100,000	222,219.80	4,000,000	8,888,792.00	40,000,000	88,887,920.00
14,000	31,110.77	200,000	444,439.60	5,000,000	11,110,990.00	45,000,000	99,998,910.00
16,000	35,555.17	300,000	666,659.40	6,000,000	13,333,188.00	50,000,000	111,109,900.00
18,000	39,999.56	400,000	888,879.20	7,000,000	15,555,386.00	55,000,000 [(1)]	122,220,890.00
20,000	44,443.96	500,000	1,111,099.00	8,000,000	17,777,584.00		
30,000	66,665.94	600,000	1,333,318.80	9,000,000	19,999,782.00		
40,000	88,887.92	700,000	1,555,538.60	10,000,000	22,221,980.00		

附註：

(1) 閣下可申請認購的香港發售股份最高數目

BNP PARIBAS PEREGRINE

CERTIFIED TRUE COPY

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

30 November 2006

Shanghai Jin Jiang International Hotels (Group) Company Limited
Room 316-318
No. 24 Yang Xin Dong Road
Shanghai
PRC

Dear Sirs,

Re : Prospectus dated 30 November 2006 of Shanghai Jin Jiang International Hotels (Group) Company Limited in respect of the Global Offering (the "Prospectus")

We hereby give our consent to the issue of the Prospectus with the inclusion therein of our comfort letter on the profit forecast dated 30 November 2006 and the references therein to our name, our above comfort letter, in the form and context in which they are respectively included and appear therein. We hereby also confirm that we have not withdrawn our consent as aforesaid

Yours faithfully,
For and on behalf of
BNP Paribas Peregrine Capital Limited

Isadora Li
Head of Investment Banking – North Asia


BNP PARIBAS
Equities

BNP Paribas Peregrine Capital Limited
63/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Tel: (852) 2825 1888 Fax: (852) 2845 5300

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

CERTIFIED TRUE COPY

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

The Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited

30 November 2006

Dear Sirs,

We refer to the prospectus dated 30 November 2006 in connection with the proposed initial public offering of the shares of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") on the Main Board of The Stock Exchange of Hong Kong Limited (the "Prospectus"), a final proof of which is attached and initialled by us on its front cover for identification purposes.

We hereby consent, and have not withdrawn our consent, to the inclusion of our accountants' report, our report on unaudited pro forma financial information, our letter on profit forecast and our report on unaudited interim financial information of Shanghai Jin Jiang International Hotels Development Company Limited, all dated 30 November 2006, in the Prospectus, and the references to our name in the form and context in which they are included.

Yours faithfully,

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong



CERTIFIED TRUE COPY

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

香港灣仔告士打道108號
大新金融中心15樓1506-10室
Rm 1506-10, 15/F
Dah Sing Financial Centre
108 Gloucester Road
Wanchai, Hong Kong
電話 Tel : (852) 2511 5200
傳真 Fax : (852) 2511 9626
www.american-appraisal.com.hk

PRC Offices:
Hong Kong · Beijing · Shanghai · Guangzhou · Shenzhen

30 November 2006

Ref No. 05/1094/L1

The Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited
Room 316-318
No. 24 Yang Xin Dong Road
Shanghai
The PRC

Dear Sirs,

Re: Prospectus dated 30 November 2006 of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") in respect of the Global Offering (the "Prospectus")

We hereby give our consent to the issue of the Prospectus with the inclusion therein of our property valuation letter dated 30 November 2006 and summary of valuation and valuation certificates, the texts of which are set out in Appendix V to the Prospectus and all references to our name, our letter and our valuations in connection with our valuations of the properties in which the Company, its subsidiaries and its jointly controlled entities have interests, in the form and context in which they respectively appear therein. We hereby also confirm that we have not withdrawn our consent as aforesaid.

Yours faithfully
AMERICAN APPRAISAL CHINA LIMITED

Calvin K. C. Chan
MRICS MHKIS CREA CFA
Vice President

CC/ot

竞天公诚律师事务所

JINGTIAN & GONGCHENG

ATTORNEYS AT LAW
15TH FLOOR, THE UNION PLAZA, NO 20 CHAOYANGMENWAI STREET, BEIJING 100020 P.R.CHINA
TELEPHONE: (86-10) 6588-2200
FACSIMILE: (86-10) 6588-2211

November 30, 2006

The Directors
Shanghai Jin Jiang International Hotels (Group) Company Limited

Dear Sirs,

Shanghai Jin Jiang International
Hotels (Group) Company Limited (the "Company")
Prospectus dated November 30, 2006 ("Prospectus")

We refer to the Prospectus in connection with the H Share Global Offering of the Company for the proposed listing on the Main Board of The Stock Exchange of Hong Kong Limited.

We hereby give our consent to and confirm that we have not withdrawn our consent to the issue of the Prospectus with the inclusion of references to our name and our opinion included therein in the form and context in which they are, respectively included.

Yours faithfully

Jingtian & Gongcheng

竞天公诚 Jingtian & Gongcheng

Nature Success Limited

(Financial & Legal Translation)

5A Duke Wellington House, 18 Wellington Street, Central, Hong Kong

Tel: 2882-8163; Fax: 2882-8677; Email: translation@naturesuccess.com.hk

30 November 2006

The Registrar of Companies
Companies Registry
15/Floor, Queensway Government Offices
66 Queensway
Hong Kong

Dear Sirs,

Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company")

(A joint stock company incorporated in the People's Republic of China with limited liability)

Global Offering

I hereby certify that the Chinese language translations of the prospectus dated 30 November 2006 of the Company and the white and yellow application forms regarding the above subject submitted for registration herewith are fair, complete, accurate and correct translation of the English language version of the same.

Yours faithfully,

Name	:	Joseph K. Chan
Position	:	Translator
Employer	:	Nature Success Limited

BNP PARIBAS PEREGRINE

30 November 2006

BY HAND

The Registrar of Companies
Companies Registry
15th Floor, Queensway Government Offices
66 Queensway
Hong Kong

Dear Sirs,

Company	:	**Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company")**
Case Number	:	**20060628-F06033-0027**
Transaction	:	**New Listing – Primary listing on HKSE**
Subject	:	**Translator Certificate**

We hereby certify that Mr. Joseph K. Chan, of Nature Success Limited at 5A Duke Wellington House, 18 Wellington Street, Central, Hong Kong, is competent to have given the certificate dated 30 November 2006 as to the Chinese translation in respect of the English version of the prospectus of the Company dated 30 November 2006 and the white and yellow application forms in connection with the captioned matter delivered to you for registration.

Yours faithfully,
For and on behalf of
BNP Paribas Peregrine Capital Limited

Isadora Li
Head of Investment Banking – North Asia


BNP PARIBAS
Equities

BNP Paribas Peregrine Capital Limited
63/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Tel: (852) 2825 1888 Fax: (852) 2845 5300

RECEIVED
2007 FEB -8 A 9:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2006年11月22日

上海锦江国际酒店（集团）股份有限公司

与

李松坡

独立非执行董事服务协议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

条款 页码

本协议由下述双方于 2006 年 11 月 22 日签订：

(1) 上海锦江国际酒店（集团）股份有限公司，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市杨新东路 24 号 316-318 室 (以下简称“公司”)；与

(2) 李松坡，系中国籍自然人，香港永久性居民身份证编号：B0371762 (A)；住址为香港康盛街康怡花园 A 座 401 室（以下简称“董事”）。

本协议双方同意如下：

1. 释义和解释

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于 1993 年 12 月 29 日通过的《中华人民共和国公司法》及其修改，该法在 1994 年 7 月 1 日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在 1994 年 8 月 4 日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第 14 条第 2 款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的独立非执行董事，而董事同意按照本协议的条款和条件担任公司之独立非执行董事。除非第 9 条另有规定，公司从 2006 年 11 月 20 日委任董事担任公司独立非执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 9 条的规定终止本协议。

3. 职责

3.1 董事现向公司承诺在任期内他将：

(a) 作为公司的独立非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

3.2 董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i). 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》);

(ii). 《证券及期货条例》(香港法律第571章);

(iii). 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv). 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支)，对此，公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司独立非执行董事不支付任何报酬或提供任何福利。

4.2 作为履行第3条所述职责的报酬，董事受雇期间，公司应按由股东大会批准的每年人民币 100,000 元(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.3 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. 禁止游说

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. 禁止竞争

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职贵或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

9.8 无论什么原因，在委任终止时，董事应立即辞退公司的职务。

10. <u>收购</u>

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	上海锦江国际酒店（集团）股份有限公司 中国上海市广东路 51 号 6 楼
收件人：	公司秘书
传真号码：	(86 21) 6321 7836
董事：	李松坡 401A, Kornhill 香港
传真号码：	(86 21) 6321 7720

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生 效日追溯至 2006 年 11 月 20 日。

12.4 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议

并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.5 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.6 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.7 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1 本协议以中文书写。

15.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表

上海锦江国际酒店（集团）股份有限公司

签署

见证人：孙祺杰、

由李松坡签署)

见证人：孙祺杰、

Service Agreement for Independent Non-executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Lee Chung Bo

22 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 22 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, PRC (hereinafter referred to as the "Company"); and

(2) **Lee Chung Bo**, a natural person of Chinese nationality (Hong Kong Permanent Identity Card no.: B0371762(A)), residing at 401 Block A, Kornhill, Hong Shing Street, Hong Kong (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. Definition and interpretation

1.1 In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4 August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2)

		of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. Term of employment

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an independent non-executive director of the Board of the Company, and the Director hereby agrees to serve as an independent non-executive director of the Company. Unless otherwise provided in Article 9, the Company employs the Director as an independent non-executive director of the Company from 20 November 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not less than three months to the other party or in accordance with the provisions of Article 9.

3. Duties

3.1 The Director hereby undertakes to the Company that, during his tenure,:

(a) He shall as an independent non-executive director of the Company, perform the duties assigned to him by the Board from time to time and exercise the powers delegated to him by the Board from time to time; and

(b) He shall Observe and comply with any lawful instructions or guidance issued or made by the Board from time to time, serve the Company honestly and prudently, and promote business of the Company to the best of his endeavour.

3.2 In addition, the Director also undertakes to the Company that, during the period of employment, he will observe and comply with the following as modified, supplemented or amended from time to time:

(a) The Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i). The Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code of Corporate Governance Practices" in Appendix 14);

(ii). The "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii). The "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of shares and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv). Other rules and regulations applicable to the relevant securities from time to time.

4. Expenses, remuneration and benefits

4.1 The Company shall pay all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement during his tenure (including business entertainment expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure). The Company may request the Director to provide relevant receipts and vouchers. The Director hereby agrees that the Company will not pay any remuneration or provide any benefits to the Director who is serving as an independent non-executive director of the Company.

4.2 As the remuneration for performance of the duties referred in Article 3, during the period of his employment, the Company shall pay the Director a director's fee of RMB 100,000 per annum as approved by the general meetings (or such higher rate as shall be approved by the general meetings and determined from time to time between the Company and the Director) in twelve (12) monthly instalments, payable at the end of each month. In the event of less than one month, then the payment shall be calculated on a pro-rata basis and payable at the end of each month.

4.3 The Company shall review, but is not obliged to increase, the director's fee payable under the provisions of this Agreement, at least once for every twelve (12) months.

5. Confidential information

5.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

5.2 The restrictions stated in Article 5.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

5.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

5.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours

6. Prohibition of solicitation

6.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

7. Prohibition of competition

7.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

7.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

7.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

7.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

7.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

7.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

8. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any

notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason.

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

9.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

9.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 9.1 and 9.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Save for the conditions stated in Clauses 9.1 and 9.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

9.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

9.6 According to Clauses 9.1 and 9.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

9.7 The termination of the appointment of the Director in accordance with the provisions of this Agreement does not affect any right accrued at the time of such termination, or the effects of Articles 5-8 (all such clauses will remain in effect). Termination of this Agreement due to the Company's postponement in or failure to exercise its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

9.8 For reasons whatsoever, the Director shall resign from his position in the Company at the time of the termination of the appointment.

10. Takeover

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

11. Notice

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, 51 Guangdong Road, Shanghai, the PRC
Addressee:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Lee Chung Bo
	401 Block A, Kornhill, Hong Shing Street, Hong Kong
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

12. Other provisions

12.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

12.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

12.3 Although this Agreement was executed by the two parties or by their authorized representatives on the date stated on the first page, the validity day of this Agreement has retrospective effect as from 20 November 2006.

12.4 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.5 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

12.6 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

12.7 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party.

13. Amendments

13.1 Amendments to this Agreement can only be made by written agreements, subject to signature by both parties and approval by the Company through proper actions of the legal person.

13.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

13.3 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

14. Articles of Association

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

15. Counterparts of this Agreement

15.1 This Agreement is written in Chinese.

15.2 This Agreement is made in 2 counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

16.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun,

For and on behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Lee Chung Bo

Witness:

竞天公诚律师事务所

JINGTIAN & GONGCHENG

ATTORNEYS AT LAW

中国北京朝阳门外大街20号联合大厦15楼 邮政编码:100020
15TH FLOOR, THE UNION PLAZA, 20 CHAOYANGMENWAI STREET, BEIJING 100020 P.R.CHINA
电话 TEL: (86-10) 6588-2200 传真 FAX: (86-10) 6588-2211

致：

上海锦江国际酒店（集团）股份有限公司

法国巴黎百富勤融资有限公司

贝克·麦坚时律师事务所

史密夫律师事务所

北京市竞天公诚律师事务所（以下简称"本所"）受上海锦江国际酒店（集团）股份有限公司（以下简称"发行人"）委托，担任发行人本次在境外公开发行股票并在香港联合交易所有限公司主板上市（以下简称"本次发行"）的专项法律顾问，并就中国法律和香港法律之重大差异是否于招股说明书予以披露问题发表本专项法律意见。如下若无特别说明，招股说明书均指拟于2006年11月30日刊发的发行人本次发行的招股说明书。

1、招股说明书附录六第1章"中国法律及法规"对中国的法律体系、司法体系、公司法、证券法律法规及监管、仲裁法和外汇管制予以简要说明。本所认为，该等说明对中国现行法律体系、制度及规定的陈述正确且准确，未发现有错误、严重误导性的陈述或重大遗漏。

2、招股说明书附录六第2章"香港法律及法规"就中国《公司法》及相关规

定（包括《国务院关于股份有限公司境外募集股份及上市的特别规定》、《到境外上市公司章程必备条款》等）和香港《公司条例》之间的重大差异进行了比较。本所认为，该种比较中关于中国有关法律法规的陈述正确且准确，未发现有错误、严重误导性的陈述或重大遗漏。

3、招股说明书其他章节对有关中国法律、法规内容的陈述正确且准确，未发现有错误、严重误导性陈述或者重大遗漏。

本专项法律意见仅供发行人为本次在境外公开发行股票并在香港联合交易所有限公司主板上市之目的而使用。保荐人及联席主承销商法国巴黎百富勤融资有限公司、发行人香港及美国法律顾问贝克·麦坚时律师事务所和承销商香港及美国法律顾问史密夫律师事务所亦可为向发行人和/或保荐人和/或香港联合交易所有限公司出具文件就相关问题引用本专项法律意见。除前述外，本专项法律意见不得被任何人为任何目的而引用。

北京市竞天公诚律师事务所

竞天公诚

2006 年 11 月 26 日

English Translation

JINGTIAN & GONGCHENG

ATTORNEYS AT LAW

15TH FLOOR, THE UNION PLAZA, 20 CHAOYANGMENWAI STREET, BEIJING 100020 P.R. CHINA

TEL: (86-10) 6588-2200 FAX: (86-10) 6588-2211

To:

上海錦江國際酒店（集團）股份有限公司

(Shanghai Jin Jiang International Hotels (Group) Company Limited)

BNP Paribas Peregrine Capital Limited

Baker & McKenzie

Herbert Smith

26 November 2006

Jingtian & Gongcheng, Beijing Office, attorneys-at-law (hereinafter referred to as "J&G") has been appointed by上海錦江國際酒店（集團）股份有限公司 (Shanghai Jin Jiang International Hotels (Group) Company Limited) (hereinafter referred to as the "Issuer") to act as legal advisers to the Issuer in connection with the overseas public offering of shares by the Issuer for listing on the Main Board of The Stock Exchange of Hong Kong Limited (hereinafter referred to as the "Offering") and to furnish our legal opinion as to whether or not material differences between PRC and Hong Kong laws have been disclosed in the prospectus.

For the purpose of furnishing our legal opinion, J&G has reviewed the draft prospectus in connection with the Offering by the Issuer drafted by Herbert Smith, who has confirmed to J&G that the draft prospectus it has provided to J&G represents the latest version as at the date of this legal opinion. Unless otherwise stated, all references to the "prospectus" shall mean the aforesaid draft.

On the basis of the above and following examination and verification of relevant documents conducted by attorneys of J&G in accordance with the service standards, code of ethics and due diligence generally accepted by the legal profession of PRC, our legal opinion is hereby furnished as follows:

English Translation

1. A brief description of the PRC legal system, judicial system, Company Law, securities laws and regulations and regulation of securities, arbitration laws and foreign exchange control is given in Section 1 headed "PRC Laws and Regulations" of Appendix VI to the prospectus. J&G is of the view that statements contained in such description on the current PRC legal system, regime and regulations are true and accurate and no false or materially misleading statements or material omissions have been identified.

2. A comparison between the PRC Company Law and relevant regulations (including but not limited to《國務院關於股份有限公司境外募集股份及上市的特別規定》(PRC Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies) and《到境外上市公司章程必備條款》(Mandatory Provisions for Articles of Association of Companies to be Listed Overseas)) on the one hand and the Hong Kong Companies Ordinance on the other in respect of their material differences is set out in Section 2 headed "Hong Kong Laws and Regulations" of Appendix VI to the prospectus. J&G is of the view that statements on relevant PRC laws and regulations contained in such comparison are true and accurate and no false or materially misleading statements or material omissions have been identified.

3. Statements on relevant PRC laws and regulations contained in other sections of the prospectus are true and accurate and no false or materially misleading statements or material omissions have been identified.

This legal opinion is furnished solely for purposes in connection with the overseas public offering of shares by the Issuer for listing on the Main Board of The Stock Exchange of Hong Kong Limited. References to this legal opinion may also be made by BNP Paribas Peregrine Capital Limited (sponsor and joint lead underwriters), Baker & McKenzie (legal advisers to the Issuer as to Hong Kong and US laws) and Herbert Smith (legal advisers to the underwriter as to Hong Kong and US laws) in connection with relevant issues in the preparation of documents to be furnished to the Issuer and/or the sponsor and/or The Stock Exchange of Hong Kong Limited. Except as stated in the foregoing, no references should be made to this legal opinion by any persons for any purposes whatsoever.

Jingtian & Gongcheng, Beijing Office

中华人民共和国公司法(2005 修订)

中华人民共和国主席令
（第 42 号）

《中华人民共和国公司法》已由中华人民共和国第十届全国人民代表大会常务委员会第十八次会议于 2005 年 10 月 27 日修订通过，现将修订后的《中华人民共和国公司法》公布，自 2006 年 1 月 1 日起施行。

中华人民共和国主席　胡锦涛
2005 年 10 月 27 日

中华人民共和国公司法
（1993 年 12 月 29 日第八届全国人民代表大会常务委员会第五次会议通过　根据 1999 年 12 月 25 日第九届全国人民代表大会常务委员会第十三次会议《关于修改〈中华人民共和国公司法〉的决定》第一次修正　根据 2004 年 8 月 28 日第十届全国人民代表大会常务委员会第十一次会议《关于修改〈中华人民共和国公司法〉的决定》第二次修正　2005 年 10 月 27 日第十届全国人民代表大会常务委员会第十八次会议修订）

目录

第一章　总则

第一条　为了规范公司的组织和行为，保护公司、股东和债权人的合法权益，维护社会经济秩序，促进社会主义市场经济的发展，制定本法。

第二条　本法所称公司是指依照本法在中国境内设立的有限责任公司和股份有限公司。

第三条　公司是企业法人，有独立的法人财产，享有法人财产权。公司以其全部财产对公司的债务承担责任。

有限责任公司的股东以其认缴的出资额为限对公司承担责任；股份有限公司的股东以其认购的股份为限对公司承担责任。

第四条　公司股东依法享有资产收益、参与重大决策和选择管理者等权利。

第五条　公司从事经营活动，必须遵守法律、行政法规，遵守社会公德、商业道德，诚实守信，接受政府和社会公众的监督，承担社会责任。

公司的合法权益受法律保护，不受侵犯。

第六条　设立公司，应当依法向公司登记机关申请设立登记。符合本法规定的设立条件的，由公司登记机关分别登记为有限责任公司或者股份有限公司；不符合本法规定的设立条件的，不得登记为有限责任公司或者股份有限公司。

法律、行政法规规定设立公司必须报经批准的，应当在公司登记前依法办理批准手续。

公众可以向公司登记机关申请查询公司登记事项，公司登记机关应当提供查询服务。

第七条　依法设立的公司，由公司登记机关发给公司营业执照。公司营业执照签发日期为公司成立日期。

公司营业执照应当载明公司的名称、住所、注册资本、实收资本、经营范围、法定代表人姓名等事项。

公司营业执照记载的事项发生变更的，公司应当依法办理变更登记，由公司登记机关换发营业执照。

第八条　依照本法设立的有限责任公司，必须在公司名称中标明有限责任公司

或者有限公司字样。

依照本法设立的股份有限公司，必须在公司名称中标明股份有限公司或者股份公司字样。

第九条　有限责任公司变更为股份有限公司，应当符合本法规定的股份有限公司的条件。股份有限公司变更为有限责任公司，应当符合本法规定的有限责任公司的条件。

有限责任公司变更为股份有限公司的，或者股份有限公司变更为有限责任公司的，公司变更前的债权、债务由变更后的公司承继。

第十条　公司以其主要办事机构所在地为住所。

第十一条　设立公司必须依法制定公司章程。公司章程对公司、股东、董事、监事、高级管理人员具有约束力。

第十二条　公司的经营范围由公司章程规定，并依法登记。公司可以修改公司章程，改变经营范围，但是应当办理变更登记。

公司的经营范围中属于法律、行政法规规定须经批准的项目，应当依法经过批准。

第十三条　公司法定代表人依照公司章程的规定，由董事长、执行董事或者经理担任，并依法登记。公司法定代表人变更，应当办理变更登记。

第十四条　公司可以设立分公司。设立分公司，应当向公司登记机关申请登记，领取营业执照。分公司不具有法人资格，其民事责任由公司承担。

公司可以设立子公司，子公司具有法人资格，依法独立承担民事责任。

第十五条　公司可以向其他企业投资；但是，除法律另有规定外，不得成为对所投资企业的债务承担连带责任的出资人。

第十六条　公司向其他企业投资或者为他人提供担保，依照公司章程的规定，由董事会或者股东会、股东大会决议；公司章程对投资或者担保的总额及单项投资或者担保的数额有限额规定的，不得超过规定的限额。

公司为公司股东或者实际控制人提供担保的，必须经股东会或者股东大会决议。

前款规定的股东或者受前款规定的实际控制人支配的股东，不得参加前款规定事项的表决。该项表决由出席会议的其他股东所持表决权的过半数通过。

第十七条　公司必须保护职工的合法权益，依法与职工签订劳动合同，参加社会保险，加强劳动保护，实现安全生产。

公司应当采用多种形式，加强公司职工的职业教育和岗位培训，提高职工素

质。

第十八条　公司职工依照《中华人民共和国工会法》组织工会，开展工会活动，维护职工合法权益。公司应当为本公司工会提供必要的活动条件。公司工会代表职工就职工的劳动报酬、工作时间、福利、保险和劳动安全卫生等事项依法与公司签订集体合同。

公司依照宪法和有关法律的规定，通过职工代表大会或者其他形式，实行民主管理。

公司研究决定改制以及经营方面的重大问题、制定重要的规章制度时，应当听取公司工会的意见，并通过职工代表大会或者其他形式听取职工的意见和建议。

第十九条　在公司中，根据中国共产党章程的规定，设立中国共产党的组织，开展党的活动。公司应当为党组织的活动提供必要条件。

第二十条　公司股东应当遵守法律、行政法规和公司章程，依法行使股东权利，不得滥用股东权利损害公司或者其他股东的利益；不得滥用公司法人独立地位和股东有限责任损害公司债权人的利益。

公司股东滥用股东权利给公司或者其他股东造成损失的，应当依法承担赔偿责任。

公司股东滥用公司法人独立地位和股东有限责任，逃避债务，严重损害公司债权人利益的，应当对公司债务承担连带责任。

第二十一条　公司的控股股东、实际控制人、董事、监事、高级管理人员不得利用其关联关系损害公司利益。

违反前款规定，给公司造成损失的，应当承担赔偿责任。

第二十二条　公司股东会或者股东大会、董事会的决议内容违反法律、行政法规的无效。

股东会或者股东大会、董事会的会议召集程序、表决方式违反法律、行政法规或者公司章程，或者决议内容违反公司章程的，股东可以自决议作出之日起六十日内，请求人民法院撤销。

股东依照前款规定提起诉讼的，人民法院可以应公司的请求，要求股东提供相应担保。

公司根据股东会或者股东大会、董事会决议已办理变更登记的，人民法院宣告该决议无效或者撤销该决议后，公司应当向公司登记机关申请撤销变更登记。

第二章　有限责任公司的设立和组织机构

第一节　设立

第二十三条　设立有限责任公司，应当具备下列条件：
（一）股东符合法定人数；
（二）股东出资达到法定资本最低限额；
（三）股东共同制定公司章程；
（四）有公司名称，建立符合有限责任公司要求的组织机构；
（五）有公司住所。

第二十四条　有限责任公司由五十个以下股东出资设立。

第二十五条　有限责任公司章程应当载明下列事项：
（一）公司名称和住所；
（二）公司经营范围；
（三）公司注册资本；
（四）股东的姓名或者名称；
（五）股东的出资方式、出资额和出资时间；
（六）公司的机构及其产生办法、职权、议事规则；
（七）公司法定代表人；
（八）股东会会议认为需要规定的其他事项。
股东应当在公司章程上签名、盖章。

第二十六条　有限责任公司的注册资本为在公司登记机关登记的全体股东认缴的出资额。公司全体股东的首次出资额不得低于注册资本的百分之二十，也不得低于法定的注册资本最低限额，其余部分由股东自公司成立之日起两年内缴足；其中，投资公司可以在五年内缴足。

有限责任公司注册资本的最低限额为人民币三万元。法律、行政法规对有限责任公司注册资本的最低限额有较高规定的，从其规定。

第二十七条　股东可以用货币出资，也可以用实物、知识产权、土地使用权等可以用货币估价并可以依法转让的非货币财产作价出资；但是，法律、行政法规规定不得作为出资的财产除外。

对作为出资的非货币财产应当评估作价，核实财产，不得高估或者低估作价。法律、行政法规对评估作价有规定的，从其规定。

全体股东的货币出资金额不得低于有限责任公司注册资本的百分之三十。

第二十八条　股东应当按期足额缴纳公司章程中规定的各自所认缴的出资额。股东以货币出资的，应当将货币出资足额存入有限责任公司在银行开设的账户；以非货币财产出资的，应当依法办理其财产权的转移手续。

股东不按照前款规定缴纳出资的，除应当向公司足额缴纳外，还应当向已按期足额缴纳出资的股东承担违约责任。

第二十九条　股东缴纳出资后，必须经依法设立的验资机构验资并出具证明。

第三十条　股东的首次出资经依法设立的验资机构验资后，由全体股东指定的代表或者共同委托的代理人向公司登记机关报送公司登记申请书、公司章程、验资证明等文件，申请设立登记。

第三十一条　有限责任公司成立后，发现作为设立公司出资的非货币财产的实际价额显著低于公司章程所定价额的，应当由交付该出资的股东补足其差额；公司设立时的其他股东承担连带责任。

第三十二条　有限责任公司成立后，应当向股东签发出资证明书。

出资证明书应当载明下列事项：

（一）公司名称；

（二）公司成立日期；

（三）公司注册资本；

（四）股东的姓名或者名称、缴纳的出资额和出资日期；

（五）出资证明书的编号和核发日期。

出资证明书由公司盖章。

第三十三条　有限责任公司应当置备股东名册，记载下列事项：

（一）股东的姓名或者名称及住所；

（二）股东的出资额；

（三）出资证明书编号。

记载于股东名册的股东，可以依股东名册主张行使股东权利。

公司应当将股东的姓名或者名称及其出资额向公司登记机关登记；登记事项发生变更的，应当办理变更登记。未经登记或者变更登记的，不得对抗第三人。

第三十四条　股东有权查阅、复制公司章程、股东会会议记录、董事会会议决议、监事会会议决议和财务会计报告。

股东可以要求查阅公司会计账簿。股东要求查阅公司会计账簿的，应当向公司提出书面请求，说明目的。公司有合理根据认为股东查阅会计账簿有不正当目的，可能损害公司合法利益的，可以拒绝提供查阅，并应当自股东提出书面请求之日起十五日内书面答复股东并说明理由。公司拒绝提供查阅的，股东可以请求人民法院要求公司提供查阅。

第三十五条　股东按照实缴的出资比例分取红利；公司新增资本时，股东有权优先按照实缴的出资比例认缴出资。但是，全体股东约定不按照出资比例分取红利或者不按照出资比例优先认缴出资的除外。

第三十六条　公司成立后，股东不得抽逃出资。

第二节　组织机构

第三十七条　有限责任公司股东会由全体股东组成。股东会是公司的权力机构，依照本法行使职权。

第三十八条　股东会行使下列职权：

（一）决定公司的经营方针和投资计划；

（二）选举和更换非由职工代表担任的董事、监事，决定有关董事、监事的报酬事项；

（三）审议批准董事会的报告；

（四）审议批准监事会或者监事的报告；

（五）审议批准公司的年度财务预算方案、决算方案；

（六）审议批准公司的利润分配方案和弥补亏损方案；

（七）对公司增加或者减少注册资本作出决议；

（八）对发行公司债券作出决议；

（九）对公司合并、分立、解散、清算或者变更公司形式作出决议；

（十）修改公司章程；

（十一）公司章程规定的其他职权。

对前款所列事项股东以书面形式一致表示同意的，可以不召开股东会会议，直接作出决定，并由全体股东在决定文件上签名、盖章。

第三十九条　首次股东会会议由出资最多的股东召集和主持，依照本法规定行使职权。

第四十条　股东会会议分为定期会议和临时会议。

定期会议应当依照公司章程的规定按时召开。代表十分之一以上表决权的股东，三分之一以上的董事，监事会或者不设监事会的公司的监事提议召开临时会议的，应当召开临时会议。

第四十一条　有限责任公司设立董事会的，股东会会议由董事会召集，董事长主持；董事长不能履行职务或者不履行职务的，由副董事长主持；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事主持。

有限责任公司不设董事会的，股东会会议由执行董事召集和主持。

董事会或者执行董事不能履行或者不履行召集股东会会议职责的，由监事会或者不设监事会的公司的监事召集和主持；监事会或者监事不召集和主持的，代表十分之一以上表决权的股东可以自行召集和主持。

第四十二条　召开股东会会议，应当于会议召开十五日前通知全体股东；但是，公司章程另有规定或者全体股东另有约定的除外。

股东会应当对所议事项的决定作成会议记录，出席会议的股东应当在会议记录上签名。

第四十三条 股东会会议由股东按照出资比例行使表决权；但是，公司章程另有规定的除外。

第四十四条 股东会的议事方式和表决程序，除本法有规定的外，由公司章程规定。

股东会会议作出修改公司章程、增加或者减少注册资本的决议，以及公司合并、分立、解散或者变更公司形式的决议，必须经代表三分之二以上表决权的股东通过。

第四十五条 有限责任公司设董事会，其成员为三人至十三人；但是，本法第五十一条另有规定的除外。

两个以上的国有企业或者两个以上的其他国有投资主体投资设立的有限责任公司，其董事会成员中应当有公司职工代表；其他有限责任公司董事会成员中可以有公司职工代表。董事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

董事会设董事长一人，可以设副董事长。董事长、副董事长的产生办法由公司章程规定。

第四十六条 董事任期由公司章程规定，但每届任期不得超过三年。董事任期届满，连选可以连任。

董事任期届满未及时改选，或者董事在任期内辞职导致董事会成员低于法定人数的，在改选出的董事就任前，原董事仍应当依照法律、行政法规和公司章程的规定，履行董事职务。

第四十七条 董事会对股东会负责，行使下列职权：

（一）召集股东会会议，并向股东会报告工作；

（二）执行股东会的决议；

（三）决定公司的经营计划和投资方案；

（四）制订公司的年度财务预算方案、决算方案；

（五）制订公司的利润分配方案和弥补亏损方案；

（六）制订公司增加或者减少注册资本以及发行公司债券的方案；

（七）制订公司合并、分立、解散或者变更公司形式的方案；

（八）决定公司内部管理机构的设置；

（九）决定聘任或者解聘公司经理及其报酬事项，并根据经理的提名决定聘任或者解聘公司副经理、财务负责人及其报酬事项；

（十）制定公司的基本管理制度；

（十一）公司章程规定的其他职权。

第四十八条 董事会会议由董事长召集和主持；董事长不能履行职务或者不履行职务的，由副董事长召集和主持；副董事长不能履行职务或者不履行职务的，由

半数以上董事共同推举一名董事召集和主持。

第四十九条　董事会的议事方式和表决程序，除本法有规定的外，由公司章程规定。

董事会应当对所议事项的决定作成会议记录，出席会议的董事应当在会议记录上签名。

董事会决议的表决，实行一人一票。

第五十条　有限责任公司可以设经理，由董事会决定聘任或者解聘。经理对董事会负责，行使下列职权：

（一）主持公司的生产经营管理工作，组织实施董事会决议；

（二）组织实施公司年度经营计划和投资方案；

（三）拟订公司内部管理机构设置方案；

（四）拟订公司的基本管理制度；

（五）制定公司的具体规章；

（六）提请聘任或者解聘公司副经理、财务负责人；

（七）决定聘任或者解聘除应由董事会决定聘任或者解聘以外的负责管理人员；

（八）董事会授予的其他职权。

公司章程对经理职权另有规定的，从其规定。

经理列席董事会会议。

第五十一条　股东人数较少或者规模较小的有限责任公司，可以设一名执行董事，不设董事会。执行董事可以兼任公司经理。

执行董事的职权由公司章程规定。

第五十二条　有限责任公司设监事会，其成员不得少于三人。股东人数较少或者规模较小的有限责任公司，可以设一至二名监事，不设监事会。

监事会应当包括股东代表和适当比例的公司职工代表，其中职工代表的比例不得低于三分之一，具体比例由公司章程规定。监事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

监事会设主席一人，由全体监事过半数选举产生。监事会主席召集和主持监事会会议；监事会主席不能履行职务或者不履行职务的，由半数以上监事共同推举一名监事召集和主持监事会会议。

董事、高级管理人员不得兼任监事。

第五十三条　监事的任期每届为三年。监事任期届满，连选可以连任。

监事任期届满未及时改选，或者监事在任期内辞职导致监事会成员低于法定人数的，在改选出的监事就任前，原监事仍应当依照法律、行政法规和公司章程的规定，履行监事职务。

第五十四条　监事会、不设监事会的公司的监事行使下列职权：

（一）检查公司财务；

（二）对董事、高级管理人员执行公司职务的行为进行监督，对违反法律、行政法规、公司章程或者股东会决议的董事、高级管理人员提出罢免的建议；

（三）当董事、高级管理人员的行为损害公司的利益时，要求董事、高级管理人员予以纠正；

（四）提议召开临时股东会会议，在董事会不履行本法规定的召集和主持股东会会议职责时召集和主持股东会会议；

（五）向股东会会议提出提案；

（六）依照本法第一百五十二条的规定，对董事、高级管理人员提起诉讼；

（七）公司章程规定的其他职权。

第五十五条　监事可以列席董事会会议，并对董事会决议事项提出质询或者建议。

监事会、不设监事会的公司的监事发现公司经营情况异常，可以进行调查；必要时，可以聘请会计师事务所等协助其工作，费用由公司承担。

第五十六条　监事会每年度至少召开一次会议，监事可以提议召开临时监事会会议。

监事会的议事方式和表决程序，除本法有规定的外，由公司章程规定。

监事会决议应当经半数以上监事通过。

监事会应当对所议事项的决定作成会议记录，出席会议的监事应当在会议记录上签名。

第五十七条　监事会、不设监事会的公司的监事行使职权所必需的费用，由公司承担。

第三节　一人有限责任公司的特别规定

第五十八条　一人有限责任公司的设立和组织机构，适用本节规定；本节没有规定的，适用本章第一节、第二节的规定。

本法所称一人有限责任公司，是指只有一个自然人股东或者一个法人股东的有限责任公司。

第五十九条　一人有限责任公司的注册资本最低限额为人民币十万元。股东应当一次足额缴纳公司章程规定的出资额。

一个自然人只能投资设立一个一人有限责任公司。该一人有限责任公司不能投资设立新的一人有限责任公司。

第六十条　一人有限责任公司应当在公司登记中注明自然人独资或者法人独

资，并在公司营业执照中载明。

第六十一条　一人有限责任公司章程由股东制定。

第六十二条　一人有限责任公司不设股东会。股东作出本法第三十八条第一款所列决定时，应当采用书面形式，并由股东签名后置备于公司。

第六十三条　一人有限责任公司应当在每一会计年度终了时编制财务会计报告，并经会计师事务所审计。

第六十四条　一人有限责任公司的股东不能证明公司财产独立于股东自己的财产的，应当对公司债务承担连带责任。

第四节　国有独资公司的特别规定

第六十五条　国有独资公司的设立和组织机构，适用本节规定；本节没有规定的，适用本章第一节、第二节的规定。

本法所称国有独资公司，是指国家单独出资、由国务院或者地方人民政府授权本级人民政府国有资产监督管理机构履行出资人职责的有限责任公司。

第六十六条　国有独资公司章程由国有资产监督管理机构制定，或者由董事会制订报国有资产监督管理机构批准。

第六十七条　国有独资公司不设股东会，由国有资产监督管理机构行使股东会职权。国有资产监督管理机构可以授权公司董事会行使股东会的部分职权，决定公司的重大事项，但公司的合并、分立、解散、增加或者减少注册资本和发行公司债券，必须由国有资产监督管理机构决定；其中，重要的国有独资公司合并、分立、解散、申请破产的，应当由国有资产监督管理机构审核后，报本级人民政府批准。

前款所称重要的国有独资公司，按照国务院的规定确定。

第六十八条　国有独资公司设董事会，依照本法第四十七条、第六十七条的规定行使职权。董事每届任期不得超过三年。董事会成员中应当有公司职工代表。

董事会成员由国有资产监督管理机构委派；但是，董事会成员中的职工代表由公司职工代表大会选举产生。

董事会设董事长一人，可以设副董事长。董事长、副董事长由国有资产监督管理机构从董事会成员中指定。

第六十九条　国有独资公司设经理，由董事会聘任或者解聘。经理依照本法第五十条规定行使职权。

经国有资产监督管理机构同意，董事会成员可以兼任经理。

第七十条　国有独资公司的董事长、副董事长、董事、高级管理人员，未经国有资产监督管理机构同意，不得在其他有限责任公司、股份有限公司或者其他经济组织兼职。

第七十一条　国有独资公司监事会成员不得少于五人，其中职工代表的比例不得低于三分之一，具体比例由公司章程规定。

监事会成员由国有资产监督管理机构委派；但是，监事会成员中的职工代表由公司职工代表大会选举产生。监事会主席由国有资产监督管理机构从监事会成员中指定。

监事会行使本法第五十四条第（一）项至第（三）项规定的职权和国务院规定的其他职权。

第三章　有限责任公司的股权转让

第七十二条　有限责任公司的股东之间可以相互转让其全部或者部分股权。

股东向股东以外的人转让股权，应当经其他股东过半数同意。股东应就其股权转让事项书面通知其他股东征求同意，其他股东自接到书面通知之日起满三十日未答复的，视为同意转让。其他股东半数以上不同意转让的，不同意的股东应当购买该转让的股权；不购买的，视为同意转让。

经股东同意转让的股权，在同等条件下，其他股东有优先购买权。两个以上股东主张行使优先购买权的，协商确定各自的购买比例；协商不成的，按照转让时各自的出资比例行使优先购买权。

公司章程对股权转让另有规定的，从其规定。

第七十三条　人民法院依照法律规定的强制执行程序转让股东的股权时，应当通知公司及全体股东，其他股东在同等条件下有优先购买权。其他股东自人民法院通知之日起满二十日不行使优先购买权的，视为放弃优先购买权。

第七十四条　依照本法第七十二条、第七十三条转让股权后，公司应当注销原股东的出资证明书，向新股东签发出资证明书，并相应修改公司章程和股东名册中有关股东及其出资额的记载。对公司章程的该项修改不需再由股东会表决。

第七十五条　有下列情形之一的，对股东会该项决议投反对票的股东可以请求公司按照合理的价格收购其股权：

（一）公司连续五年不向股东分配利润，而公司该五年连续盈利，并且符合本法规定的分配利润条件的；

（二）公司合并、分立、转让主要财产的；

（三）公司章程规定的营业期限届满或者章程规定的其他解散事由出现，股东会会议通过决议修改章程使公司存续的。

自股东会会议决议通过之日起六十日内，股东与公司不能达成股权收购协议

的，股东可以自股东会会议决议通过之日起九十日内向人民法院提起诉讼。

第七十六条　自然人股东死亡后，其合法继承人可以继承股东资格；但是，公司章程另有规定的除外。

第四章　股份有限公司的设立和组织机构

第一节　设立

第七十七条　设立股份有限公司，应当具备下列条件：
（一）发起人符合法定人数；
（二）发起人认购和募集的股本达到法定资本最低限额；
（三）股份发行、筹办事项符合法律规定；
（四）发起人制订公司章程，采用募集方式设立的经创立大会通过；
（五）有公司名称，建立符合股份有限公司要求的组织机构；
（六）有公司住所。

第七十八条　股份有限公司的设立，可以采取发起设立或者募集设立的方式。
发起设立，是指由发起人认购公司应发行的全部股份而设立公司。
募集设立，是指由发起人认购公司应发行股份的一部分，其余股份向社会公开募集或者向特定对象募集而设立公司。

第七十九条　设立股份有限公司，应当有二人以上二百人以下为发起人，其中须有半数以上的发起人在中国境内有住所。

第八十条　股份有限公司发起人承担公司筹办事务。
发起人应当签订发起人协议，明确各自在公司设立过程中的权利和义务。

第八十一条　股份有限公司采取发起设立方式设立的，注册资本为在公司登记机关登记的全体发起人认购的股本总额。公司全体发起人的首次出资额不得低于注册资本的百分之二十，其余部分由发起人自公司成立之日起两年内缴足；其中，投资公司可以在五年内缴足。在缴足前，不得向他人募集股份。
股份有限公司采取募集方式设立的，注册资本为在公司登记机关登记的实收股本总额。
股份有限公司注册资本的最低限额为人民币五百万元。法律、行政法规对股份有限公司注册资本的最低限额有较高规定的，从其规定。

第八十二条　股份有限公司章程应当载明下列事项：
（一）公司名称和住所；
（二）公司经营范围；

（三）公司设立方式；
（四）公司股份总数、每股金额和注册资本；
（五）发起人的姓名或者名称、认购的股份数、出资方式和出资时间；
（六）董事会的组成、职权和议事规则；
（七）公司法定代表人；
（八）监事会的组成、职权和议事规则；
（九）公司利润分配办法；
（十）公司的解散事由与清算办法；
（十一）公司的通知和公告办法；
（十二）股东大会会议认为需要规定的其他事项。

第八十三条　发起人的出资方式，适用本法第二十七条的规定。

第八十四条　以发起设立方式设立股份有限公司的，发起人应当书面认足公司章程规定其认购的股份；一次缴纳的，应即缴纳全部出资；分期缴纳的，应即缴纳首期出资。以非货币财产出资的，应当依法办理其财产权的转移手续。

发起人不依照前款规定缴纳出资的，应当按照发起人协议承担违约责任。

发起人首次缴纳出资后，应当选举董事会和监事会，由董事会向公司登记机关报送公司章程、由依法设定的验资机构出具的验资证明以及法律、行政法规规定的其他文件，申请设立登记。

第八十五条　以募集设立方式设立股份有限公司的，发起人认购的股份不得少于公司股份总数的百分之三十五；但是，法律、行政法规另有规定的，从其规定。

第八十六条　发起人向社会公开募集股份，必须公告招股说明书，并制作认股书。认股书应当载明本法第八十七条所列事项，由认股人填写认购股数、金额、住所，并签名、盖章。认股人按照所认购股数缴纳股款。

第八十七条　招股说明书应当附有发起人制订的公司章程，并载明下列事项：
（一）发起人认购的股份数；
（二）每股的票面金额和发行价格；
（三）无记名股票的发行总数；
（四）募集资金的用途；
（五）认股人的权利、义务；
（六）本次募股的起止期限及逾期未募足时认股人可以撤回所认股份的说明。

第八十八条　发起人向社会公开募集股份，应当由依法设立的证券公司承销，签订承销协议。

第八十九条　发起人向社会公开募集股份，应当同银行签订代收股款协议。

代收股款的银行应当按照协议代收和保存股款，向缴纳股款的认股人出具收款

单据，并负有向有关部门出具收款证明的义务。

第九十条　发行股份的股款缴足后，必须经依法设立的验资机构验资并出具证明。发起人应当自股款缴足之日起三十日内主持召开公司创立大会。创立大会由发起人、认股人组成。

发行的股份超过招股说明书规定的截止期限尚未募足的，或者发行股份的股款缴足后，发起人在三十日内未召开创立大会的，认股人可以按照所缴股款并加算银行同期存款利息，要求发起人返还。

第九十一条　发起人应当在创立大会召开十五日前将会议日期通知各认股人或者予以公告。创立大会应有代表股份总数过半数的发起人、认股人出席，方可举行。

创立大会行使下列职权：

（一）审议发起人关于公司筹办情况的报告；

（二）通过公司章程；

（三）选举董事会成员；

（四）选举监事会成员；

（五）对公司的设立费用进行审核；

（六）对发起人用于抵作股款的财产的作价进行审核；

（七）发生不可抗力或者经营条件发生重大变化直接影响公司设立的，可以作出不设立公司的决议。

创立大会对前款所列事项作出决议，必须经出席会议的认股人所持表决权过半数通过。

第九十二条　发起人、认股人缴纳股款或者交付抵作股款的出资后，除未按期募足股份、发起人未按期召开创立大会或者创立大会决议不设立公司的情形外，不得抽回其股本。

第九十三条　董事会应于创立大会结束后三十日内，向公司登记机关报送下列文件，申请设立登记：

（一）公司登记申请书；

（二）创立大会的会议记录；

（三）公司章程；

（四）验资证明；

（五）法定代表人、董事、监事的任职文件及其身份证明；

（六）发起人的法人资格证明或者自然人身份证明；

（七）公司住所证明。

以募集方式设立股份有限公司公开发行股票的，还应当向公司登记机关报送国务院证券监督管理机构的核准文件。

第九十四条　股份有限公司成立后，发起人未按照公司章程的规定缴足出资

的，应当补缴；其他发起人承担连带责任。

股份有限公司成立后，发现作为设立公司出资的非货币财产的实际价额显著低于公司章程所定价额的，应当由交付该出资的发起人补足其差额；其他发起人承担连带责任。

第九十五条　股份有限公司的发起人应当承担下列责任：

（一）公司不能成立时，对设立行为所产生的债务和费用负连带责任；

（二）公司不能成立时，对认股人已缴纳的股款，负返还股款并加算银行同期存款利息的连带责任；

（三）在公司设立过程中，由于发起人的过失致使公司利益受到损害的，应当对公司承担赔偿责任。

第九十六条　有限责任公司变更为股份有限公司时，折合的实收股本总额不得高于公司净资产额。有限责任公司变更为股份有限公司，为增加资本公开发行股份时，应当依法办理。

第九十七条　股份有限公司应当将公司章程、股东名册、公司债券存根、股东大会会议记录、董事会会议记录、监事会会议记录、财务会计报告置备于本公司。

第九十八条　股东有权查阅公司章程、股东名册、公司债券存根、股东大会会议记录、董事会会议决议、监事会会议决议、财务会计报告，对公司的经营提出建议或者质询。

第二节　股东大会

第九十九条　股份有限公司股东大会由全体股东组成。股东大会是公司的权力机构，依照本法行使职权。

第一百条　本法第三十八条第一款关于有限责任公司股东会职权的规定，适用于股份有限公司股东大会。

第一百零一条　股东大会应当每年召开一次年会。有下列情形之一的，应当在两个月内召开临时股东大会：

（一）董事人数不足本法规定人数或者公司章程所定人数的三分之二时；

（二）公司未弥补的亏损达实收股本总额三分之一时；

（三）单独或者合计持有公司百分之十以上股份的股东请求时；

（四）董事会认为必要时；

（五）监事会提议召开时；

（六）公司章程规定的其他情形。

第一百零二条　股东大会会议由董事会召集，董事长主持；董事长不能履行职务或者不履行职务的，由副董事长主持；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事主持。

董事会不能履行或者不履行召集股东大会会议职责的，监事会应当及时召集和主持；监事会不召集和主持的，连续九十日以上单独或者合计持有公司百分之十以上股份的股东可以自行召集和主持。

第一百零三条　召开股东大会会议，应当将会议召开的时间、地点和审议的事项于会议召开二十日前通知各股东；临时股东大会应当于会议召开十五日前通知各股东；发行无记名股票的，应当于会议召开三十日前公告会议召开的时间、地点和审议事项。

单独或者合计持有公司百分之三以上股份的股东，可以在股东大会召开十日前提出临时提案并书面提交董事会；董事会应当在收到提案后二日内通知其他股东，并将该临时提案提交股东大会审议。临时提案的内容应当属于股东大会职权范围，并有明确议题和具体决议事项。

股东大会不得对前两款通知中未列明的事项作出决议。

无记名股票持有人出席股东大会会议的，应当于会议召开五日前至股东大会闭会时将股票交存于公司。

第一百零四条　股东出席股东大会会议，所持每一股份有一表决权。但是，公司持有的本公司股份没有表决权。

股东大会作出决议，必须经出席会议的股东所持表决权过半数通过。但是，股东大会作出修改公司章程、增加或者减少注册资本的决议，以及公司合并、分立、解散或者变更公司形式的决议，必须经出席会议的股东所持表决权的三分之二以上通过。

第一百零五条　本法和公司章程规定公司转让、受让重大资产或者对外提供担保等事项必须经股东大会作出决议的，董事会应当及时召集股东大会会议，由股东大会就上述事项进行表决。

第一百零六条　股东大会选举董事、监事，可以依照公司章程的规定或者股东大会的决议，实行累积投票制。

本法所称累积投票制，是指股东大会选举董事或者监事时，每一股份拥有与应选董事或者监事人数相同的表决权，股东拥有的表决权可以集中使用。

第一百零七条　股东可以委托代理人出席股东大会会议，代理人应当向公司提交股东授权委托书，并在授权范围内行使表决权。

第一百零八条　股东大会应当对所议事项的决定作成会议记录，主持人、出席会议的董事应当在会议记录上签名。会议记录应当与出席股东的签名册及代理出席的委托书一并保存。

第三节　董事会、经理

第一百零九条　股份有限公司设董事会，其成员为五人至十九人。

董事会成员中可以有公司职工代表。董事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

本法第四十六条关于有限责任公司董事任期的规定，适用于股份有限公司董事。

本法第四十七条关于有限责任公司董事会职权的规定，适用于股份有限公司董事会。

第一百一十条　董事会设董事长一人，可以设副董事长。董事长和副董事长由董事会以全体董事的过半数选举产生。

董事长召集和主持董事会会议，检查董事会决议的实施情况。副董事长协助董事长工作，董事长不能履行职务或者不履行职务的，由副董事长履行职务；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事履行职务。

第一百一十一条　董事会每年度至少召开两次会议，每次会议应当于会议召开十日前通知全体董事和监事。

代表十分之一以上表决权的股东、三分之一以上董事或者监事会，可以提议召开董事会临时会议。董事长应当自接到提议后十日内，召集和主持董事会会议。

董事会召开临时会议，可以另定召集董事会的通知方式和通知时限。

第一百一十二条　董事会会议应有过半数的董事出席方可举行。董事会作出决议，必须经全体董事的过半数通过。

董事会决议的表决，实行一人一票。

第一百一十三条　董事会会议，应由董事本人出席；董事因故不能出席，可以书面委托其他董事代为出席，委托书中应载明授权范围。

董事会应当对会议所议事项的决定作成会议记录，出席会议的董事应当在会议记录上签名。

董事应当对董事会的决议承担责任。董事会的决议违反法律、行政法规或者公司章程、股东大会决议，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任。但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第一百一十四条　股份有限公司设经理，由董事会决定聘任或者解聘。

本法第五十条关于有限责任公司经理职权的规定，适用于股份有限公司经理。

第一百一十五条　公司董事会可以决定由董事会成员兼任经理。

第一百一十六条　公司不得直接或者通过子公司向董事、监事、高级管理人员提供借款。

第一百一十七条　公司应当定期向股东披露董事、监事、高级管理人员从公司获得报酬的情况。

第四节　监事会

第一百一十八条　股份有限公司设监事会，其成员不得少于三人。

监事会应当包括股东代表和适当比例的公司职工代表，其中职工代表的比例不得低于三分之一，具体比例由公司章程规定。监事会中的职工代表由公司职工通过职工代表大会、职工大会或者其他形式民主选举产生。

监事会设主席一人，可以设副主席。监事会主席和副主席由全体监事过半数选举产生。监事会主席召集和主持监事会会议；监事会主席不能履行职务或者不履行职务的，由监事会副主席召集和主持监事会会议；监事会副主席不能履行职务或者不履行职务的，由半数以上监事共同推举一名监事召集和主持监事会会议。

董事、高级管理人员不得兼任监事。

本法第五十三条关于有限责任公司监事任期的规定，适用于股份有限公司监事。

第一百一十九条　本法第五十四条、第五十五条关于有限责任公司监事会职权的规定，适用于股份有限公司监事会。

监事会行使职权所必需的费用，由公司承担。

第一百二十条　监事会每六个月至少召开一次会议。监事可以提议召开临时监事会会议。

监事会的议事方式和表决程序，除本法有规定的外，由公司章程规定。

监事会决议应当经半数以上监事通过。

监事会应当对所议事项的决定作成会议记录，出席会议的监事应当在会议记录上签名。

第五节　上市公司组织机构的特别规定

第一百二十一条　本法所称上市公司，是指其股票在证券交易所上市交易的股份有限公司。

第一百二十二条　上市公司在一年内购买、出售重大资产或者担保金额超过公司资产总额百分之三十的，应当由股东大会作出决议，并经出席会议的股东所持表决权的三分之二以上通过。

第一百二十三条　上市公司设立独立董事，具体办法由国务院规定。

第一百二十四条　上市公司设董事会秘书，负责公司股东大会和董事会会议的筹备、文件保管以及公司股东资料的管理，办理信息披露事务等事宜。

第一百二十五条　上市公司董事与董事会会议决议事项所涉及的企业有关联关系的，不得对该项决议行使表决权，也不得代理其他董事行使表决权。该董事会会议由过半数的无关联关系董事出席即可举行，董事会会议所作决议须经无关联关系董事过半数通过。出席董事会的无关联关系董事人数不足三人的，应将该事项提交上市公司股东大会审议。

第五章　股份有限公司的股份发行和转让

第一节　股份发行

第一百二十六条　股份有限公司的资本划分为股份，每一股的金额相等。

公司的股份采取股票的形式。股票是公司签发的证明股东所持股份的凭证。

第一百二十七条　股份的发行，实行公平、公正的原则，同种类的每一股份应当具有同等权利。

同次发行的同种类股票，每股的发行条件和价格应当相同；任何单位或者个人所认购的股份，每股应当支付相同价额。

第一百二十八条　股票发行价格可以按票面金额，也可以超过票面金额，但不得低于票面金额。

第一百二十九条　股票采用纸面形式或者国务院证券监督管理机构规定的其他形式。

股票应当载明下列主要事项：

（一）公司名称；

（二）公司成立日期；

（三）股票种类、票面金额及代表的股份数；

（四）股票的编号。

股票由法定代表人签名，公司盖章。

发起人的股票，应当标明发起人股票字样。

第一百三十条　公司发行的股票，可以为记名股票，也可以为无记名股票。

公司向发起人、法人发行的股票，应当为记名股票，并应当记载该发起人、法人的名称或者姓名，不得另立户名或者以代表人姓名记名。

第一百三十一条　公司发行记名股票的，应当置备股东名册，记载下列事项：
（一）股东的姓名或者名称及住所；
（二）各股东所持股份数；
（三）各股东所持股票的编号；
（四）各股东取得股份的日期。
发行无记名股票的，公司应当记载其股票数量、编号及发行日期。

第一百三十二条　国务院可以对公司发行本法规定以外的其他种类的股份，另行作出规定。

第一百三十三条　股份有限公司成立后，即向股东正式交付股票。公司成立前不得向股东交付股票。

第一百三十四条　公司发行新股，股东大会应当对下列事项作出决议：
（一）新股种类及数额；
（二）新股发行价格；
（三）新股发行的起止日期；
（四）向原有股东发行新股的种类及数额。

第一百三十五条　公司经国务院证券监督管理机构核准公开发行新股时，必须公告新股招股说明书和财务会计报告，并制作认股书。
本法第八十八条、第八十九条的规定适用于公司公开发行新股。

第一百三十六条　公司发行新股，可以根据公司经营情况和财务状况，确定其作价方案。

第一百三十七条　公司发行新股募足股款后，必须向公司登记机关办理变更登记，并公告。

第二节　股份转让

第一百三十八条　股东持有的股份可以依法转让。

第一百三十九条　股东转让其股份，应当在依法设立的证券交易场所进行或者按照国务院规定的其他方式进行。

第一百四十条　记名股票，由股东以背书方式或者法律、行政法规规定的其他方式转让；转让后由公司将受让人的姓名或者名称及住所记载于股东名册。
股东大会召开前二十日内或者公司决定分配股利的基准日前五日内，不得进行

前款规定的股东名册的变更登记。但是，法律对上市公司股东名册变更登记另有规定的，从其规定。

第一百四十一条 无记名股票的转让，由股东将该股票交付给受让人后即发生转让的效力。

第一百四十二条 发起人持有的本公司股份，自公司成立之日起一年内不得转让。公司公开发行股份前已发行的股份，自公司股票在证券交易所上市交易之日起一年内不得转让。

公司董事、监事、高级管理人员应当向公司申报所持有的本公司的股份及其变动情况，在任职期间每年转让的股份不得超过其所持有本公司股份总数的百分之二十五；所持本公司股份自公司股票上市交易之日起一年内不得转让。上述人员离职后半年内，不得转让其所持有的本公司股份。公司章程可以对公司董事、监事、高级管理人员转让其所持有的本公司股份作出其他限制性规定。

第一百四十三条 公司不得收购本公司股份。但是，有下列情形之一的除外：

（一）减少公司注册资本；

（二）与持有本公司股份的其他公司合并；

（三）将股份奖励给本公司职工；

（四）股东因对股东大会作出的公司合并、分立决议持异议，要求公司收购其股份的。

公司因前款第（一）项至第（三）项的原因收购本公司股份的，应当经股东大会决议。公司依照前款规定收购本公司股份后，属于第（一）项情形的，应当自收购之日起十日内注销；属于第（二）项、第（四）项情形的，应当在六个月内转让或者注销。

公司依照第一款第（三）项规定收购的本公司股份，不得超过本公司已发行股份总额的百分之五；用于收购的资金应当从公司的税后利润中支出；所收购的股份应当在一年内转让给职工。

公司不得接受本公司的股票作为质押权的标的。

第一百四十四条 记名股票被盗、遗失或者灭失，股东可以依照《中华人民共和国民事诉讼法》规定的公示催告程序，请求人民法院宣告该股票失效。人民法院宣告该股票失效后，股东可以向公司申请补发股票。

第一百四十五条 上市公司的股票，依照有关法律、行政法规及证券交易所交易规则上市交易。

第一百四十六条 上市公司必须依照法律、行政法规的规定，公开其财务状况、经营情况及重大诉讼，在每会计年度内半年公布一次财务会计报告。

第六章 公司董事、监事、高级管理人员的资格和义务

第一百四十七条 有下列情形之一的，不得担任公司的董事、监事、高级管理人员：

（一）无民事行为能力或者限制民事行为能力；

（二）因贪污、贿赂、侵占财产、挪用财产或者破坏社会主义市场经济秩序，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任破产清算的公司、企业的董事或者厂长、经理，对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照、责令关闭的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿。

公司违反前款规定选举、委派董事、监事或者聘任高级管理人员的，该选举、委派或者聘任无效。

董事、监事、高级管理人员在任职期间出现本条第一款所列情形的，公司应当解除其职务。

第一百四十八条 董事、监事、高级管理人员应当遵守法律、行政法规和公司章程，对公司负有忠实义务和勤勉义务。

董事、监事、高级管理人员不得利用职权收受贿赂或者其他非法收入，不得侵占公司的财产。

第一百四十九条 董事、高级管理人员不得有下列行为：

（一）挪用公司资金；

（二）将公司资金以其个人名义或者以其他个人名义开立账户存储；

（三）违反公司章程的规定，未经股东会、股东大会或者董事会同意，将公司资金借贷给他人或者以公司财产为他人提供担保；

（四）违反公司章程的规定或者未经股东会、股东大会同意，与本公司订立合同或者进行交易；

（五）未经股东会或者股东大会同意，利用职务便利为自己或者他人谋取属于公司的商业机会，自营或者为他人经营与所任职公司同类的业务；

（六）接受他人与公司交易的佣金归为己有；

（七）擅自披露公司秘密；

（八）违反对公司忠实义务的其他行为。

董事、高级管理人员违反前款规定所得的收入应当归公司所有。

第一百五十条 董事、监事、高级管理人员执行公司职务时违反法律、行政法规或者公司章程的规定，给公司造成损失的，应当承担赔偿责任。

第一百五十一条 股东会或者股东大会要求董事、监事、高级管理人员列席会

议的，董事、监事、高级管理人员应当列席并接受股东的质询。

董事、高级管理人员应当如实向监事会或者不设监事会的有限责任公司的监事提供有关情况和资料，不得妨碍监事会或者监事行使职权。

第一百五十二条　董事、高级管理人员有本法第一百五十条规定的情形的，有限责任公司的股东、股份有限公司连续一百八十日以上单独或者合计持有公司百分之一以上股份的股东，可以书面请求监事会或者不设监事会的有限责任公司的监事向人民法院提起诉讼；监事有本法第一百五十条规定的情形的，前述股东可以书面请求董事会或者不设董事会的有限责任公司的执行董事向人民法院提起诉讼。

监事会、不设监事会的有限责任公司的监事，或者董事会、执行董事收到前款规定的股东书面请求后拒绝提起诉讼，或者自收到请求之日起三十日内未提起诉讼，或者情况紧急、不立即提起诉讼将会使公司利益受到难以弥补的损害的，前款规定的股东有权为了公司的利益以自己的名义直接向人民法院提起诉讼。

他人侵犯公司合法权益，给公司造成损失的，本条第一款规定的股东可以依照前两款的规定向人民法院提起诉讼。

第一百五十三条　董事、高级管理人员违反法律、行政法规或者公司章程的规定，损害股东利益的，股东可以向人民法院提起诉讼。

第七章　公司债券

第一百五十四条　本法所称公司债券，是指公司依照法定程序发行、约定在一定期限还本付息的有价证券。

公司发行公司债券应当符合《中华人民共和国证券法》规定的发行条件。

第一百五十五条　发行公司债券的申请经国务院授权的部门核准后，应当公告公司债券募集办法。

公司债券募集办法中应当载明下列主要事项：

（一）公司名称；

（二）债券募集资金的用途；

（三）债券总额和债券的票面金额；

（四）债券利率的确定方式；

（五）还本付息的期限和方式；

（六）债券担保情况；

（七）债券的发行价格、发行的起止日期；

（八）公司净资产额；

（九）已发行的尚未到期的公司债券总额；

（十）公司债券的承销机构。

第一百五十六条　公司以实物券方式发行公司债券的，必须在债券上载明公司

名称、债券票面金额、利率、偿还期限等事项，并由法定代表人签名，公司盖章。

第一百五十七条　公司债券，可以为记名债券，也可以为无记名债券。

第一百五十八条　公司发行公司债券应当置备公司债券存根簿。

发行记名公司债券的，应当在公司债券存根簿上载明下列事项：

（一）债券持有人的姓名或者名称及住所；

（二）债券持有人取得债券的日期及债券的编号；

（三）债券总额，债券的票面金额、利率、还本付息的期限和方式；

（四）债券的发行日期。

发行无记名公司债券的，应当在公司债券存根簿上载明债券总额、利率、偿还期限和方式、发行日期及债券的编号。

第一百五十九条　记名公司债券的登记结算机构应当建立债券登记、存管、付息、兑付等相关制度。

第一百六十条　公司债券可以转让，转让价格由转让人与受让人约定。

公司债券在证券交易所上市交易的，按照证券交易所的交易规则转让。

第一百六十一条　记名公司债券，由债券持有人以背书方式或者法律、行政法规规定的其他方式转让；转让后由公司将受让人的姓名或者名称及住所记载于公司债券存根簿。

无记名公司债券的转让，由债券持有人将该债券交付给受让人后即发生转让的效力。

第一百六十二条　上市公司经股东大会决议可以发行可转换为股票的公司债券，并在公司债券募集办法中规定具体的转换办法。上市公司发行可转换为股票的公司债券，应当报国务院证券监督管理机构核准。

发行可转换为股票的公司债券，应当在债券上标明可转换公司债券字样，并在公司债券存根簿上载明可转换公司债券的数额。

第一百六十三条　发行可转换为股票的公司债券的，公司应当按照其转换办法向债券持有人换发股票，但债券持有人对转换股票或者不转换股票有选择权。

第八章　公司财务、会计

第一百六十四条　公司应当依照法律、行政法规和国务院财政部门的规定建立本公司的财务、会计制度。

第一百六十五条　公司应当在每一会计年度终了时编制财务会计报告，并依法

经会计师事务所审计。

财务会计报告应当依照法律、行政法规和国务院财政部门的规定制作。

第一百六十六条 有限责任公司应当依照公司章程规定的期限将财务会计报告送交各股东。

股份有限公司的财务会计报告应当在召开股东大会年会的二十日前置备于本公司，供股东查阅；公开发行股票的股份有限公司必须公告其财务会计报告。

第一百六十七条 公司分配当年税后利润时，应当提取利润的百分之十列入公司法定公积金。公司法定公积金累计额为公司注册资本的百分之五十以上的，可以不再提取。

公司的法定公积金不足以弥补以前年度亏损的，在依照前款规定提取法定公积金之前，应当先用当年利润弥补亏损。

公司从税后利润中提取法定公积金后，经股东会或者股东大会决议，还可以从税后利润中提取任意公积金。

公司弥补亏损和提取公积金后所余税后利润，有限责任公司依照本法第三十五条的规定分配；股份有限公司按照股东持有的股份比例分配，但股份有限公司章程规定不按持股比例分配的除外。

股东会、股东大会或者董事会违反前款规定，在公司弥补亏损和提取法定公积金之前向股东分配利润的，股东必须将违反规定分配的利润退还公司。

公司持有的本公司股份不得分配利润。

第一百六十八条 股份有限公司以超过股票票面金额的发行价格发行股份所得的溢价款以及国务院财政部门规定列入资本公积金的其他收入，应当列为公司资本公积金。

第一百六十九条 公司的公积金用于弥补公司的亏损、扩大公司生产经营或者转为增加公司资本。但是，资本公积金不得用于弥补公司的亏损。

法定公积金转为资本时，所留存的该项公积金不得少于转增前公司注册资本的百分之二十五。

第一百七十条 公司聘用、解聘承办公司审计业务的会计师事务所，依照公司章程的规定，由股东会、股东大会或者董事会决定。

公司股东会、股东大会或者董事会就解聘会计师事务所进行表决时，应当允许会计师事务所陈述意见。

第一百七十一条 公司应当向聘用的会计师事务所提供真实、完整的会计凭证、会计账簿、财务会计报告及其他会计资料，不得拒绝、隐匿、谎报。

第一百七十二条 公司除法定的会计账簿外，不得另立会计账簿。

对公司资产，不得以任何个人名义开立账户存储。

第九章　公司合并、分立、增资、减资

第一百七十三条　公司合并可以采取吸收合并或者新设合并。

一个公司吸收其他公司为吸收合并，被吸收的公司解散。两个以上公司合并设立一个新的公司为新设合并，合并各方解散。

第一百七十四条　公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起十日内通知债权人，并于三十日内在报纸上公告。债权人自接到通知书之日起三十日内，未接到通知书的自公告之日起四十五日内，可以要求公司清偿债务或者提供相应的担保。

第一百七十五条　公司合并时，合并各方的债权、债务，应当由合并后存续的公司或者新设的公司承继。

第一百七十六条　公司分立，其财产作相应的分割。

公司分立，应当编制资产负债表及财产清单。公司应当自作出分立决议之日起十日内通知债权人，并于三十日内在报纸上公告。

第一百七十七条　公司分立前的债务由分立后的公司承担连带责任。但是，公司在分立前与债权人就债务清偿达成的书面协议另有约定的除外。

第一百七十八条　公司需要减少注册资本时，必须编制资产负债表及财产清单。

公司应当自作出减少注册资本决议之日起十日内通知债权人，并于三十日内在报纸上公告。债权人自接到通知书之日起三十日内，未接到通知书的自公告之日起四十五日内，有权要求公司清偿债务或者提供相应的担保。

公司减资后的注册资本不得低于法定的最低限额。

第一百七十九条　有限责任公司增加注册资本时，股东认缴新增资本的出资，依照本法设立有限责任公司缴纳出资的有关规定执行。

股份有限公司为增加注册资本发行新股时，股东认购新股，依照本法设立股份有限公司缴纳股款的有关规定执行。

第一百八十条　公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，应当依法办理公司注销登记；设立新公司的，应当依法办理公司设立登记。

公司增加或者减少注册资本，应当依法向公司登记机关办理变更登记。

第十章　公司解散和清算

第一百八十一条　公司因下列原因解散：

（一）公司章程规定的营业期限届满或者公司章程规定的其他解散事由出现；

（二）股东会或者股东大会决议解散；

（三）因公司合并或者分立需要解散；

（四）依法被吊销营业执照、责令关闭或者被撤销；

（五）人民法院依照本法第一百八十三条的规定予以解散。

第一百八十二条　公司有本法第一百八十一条第（一）项情形的，可以通过修改公司章程而存续。

依照前款规定修改公司章程，有限责任公司须经持有三分之二以上表决权的股东通过，股份有限公司须经出席股东大会会议的股东所持表决权的三分之二以上通过。

第一百八十三条　公司经营管理发生严重困难，继续存续会使股东利益受到重大损失，通过其他途径不能解决的，持有公司全部股东表决权百分之十以上的股东，可以请求人民法院解散公司。

第一百八十四条　公司因本法第一百八十一条第（一）项、第（二）项、第（四）项、第（五）项规定而解散的，应当在解散事由出现之日起十五日内成立清算组，开始清算。有限责任公司的清算组由股东组成，股份有限公司的清算组由董事或者股东大会确定的人员组成。逾期不成立清算组进行清算的，债权人可以申请人民法院指定有关人员组成清算组进行清算。人民法院应当受理该申请，并及时组织清算组进行清算。

第一百八十五条　清算组在清算期间行使下列职权：

（一）清理公司财产，分别编制资产负债表和财产清单；

（二）通知、公告债权人；

（三）处理与清算有关的公司未了结的业务；

（四）清缴所欠税款以及清算过程中产生的税款；

（五）清理债权、债务；

（六）处理公司清偿债务后的剩余财产；

（七）代表公司参与民事诉讼活动。

第一百八十六条　清算组应当自成立之日起十日内通知债权人，并于六十日内在报纸上公告。债权人应当自接到通知书之日起三十日内，未接到通知书的自公告之日起四十五日内，向清算组申报其债权。

债权人申报债权，应当说明债权的有关事项，并提供证明材料。清算组应当对债权进行登记。

在申报债权期间，清算组不得对债权人进行清偿。

第一百八十七条　清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东会、股东大会或者人民法院确认。

公司财产在分别支付清算费用、职工的工资、社会保险费用和法定补偿金，缴纳所欠税款，清偿公司债务后的剩余财产，有限责任公司按照股东的出资比例分配，股份有限公司按照股东持有的股份比例分配。

清算期间，公司存续，但不得开展与清算无关的经营活动。公司财产在未依照前款规定清偿前，不得分配给股东。

第一百八十八条　清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当依法向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。

第一百八十九条　公司清算结束后，清算组应当制作清算报告，报股东会、股东大会或者人民法院确认，并报送公司登记机关，申请注销公司登记，公告公司终止。

第一百九十条　清算组成员应当忠于职守，依法履行清算义务。

清算组成员不得利用职权收受贿赂或者其他非法收入，不得侵占公司财产。

清算组成员因故意或者重大过失给公司或者债权人造成损失的，应当承担赔偿责任。

第一百九十一条　公司被依法宣告破产的，依照有关企业破产的法律实施破产清算。

第十一章　外国公司的分支机构

第一百九十二条　本法所称外国公司是指依照外国法律在中国境外设立的公司。

第一百九十三条　外国公司在中国境内设立分支机构，必须向中国主管机关提出申请，并提交其公司章程、所属国的公司登记证书等有关文件，经批准后，向公司登记机关依法办理登记，领取营业执照。

外国公司分支机构的审批办法由国务院另行规定。

第一百九十四条　外国公司在中国境内设立分支机构，必须在中国境内指定负责该分支机构的代表人或者代理人，并向该分支机构拨付与其所从事的经营活动相适应的资金。

对外国公司分支机构的经营资金需要规定最低限额的，由国务院另行规定。

第一百九十五条 外国公司的分支机构应当在其名称中标明该外国公司的国籍及责任形式。

外国公司的分支机构应当在本机构中置备该外国公司章程。

第一百九十六条 外国公司在中国境内设立的分支机构不具有中国法人资格。

外国公司对其分支机构在中国境内进行经营活动承担民事责任。

第一百九十七条 经批准设立的外国公司分支机构，在中国境内从事业务活动，必须遵守中国的法律，不得损害中国的社会公共利益，其合法权益受中国法律保护。

第一百九十八条 外国公司撤销其在中国境内的分支机构时，必须依法清偿债务，依照本法有关公司清算程序的规定进行清算。未清偿债务之前，不得将其分支机构的财产移至中国境外。

第十二章 法律责任

第一百九十九条 违反本法规定，虚报注册资本、提交虚假材料或者采取其他欺诈手段隐瞒重要事实取得公司登记的，由公司登记机关责令改正，对虚报注册资本的公司，处以虚报注册资本金额百分之五以上百分之十五以下的罚款；对提交虚假材料或者采取其他欺诈手段隐瞒重要事实的公司，处以五万元以上五十万元以下的罚款；情节严重的，撤销公司登记或者吊销营业执照。

第二百条 公司的发起人、股东虚假出资，未交付或者未按期交付作为出资的货币或者非货币财产的，由公司登记机关责令改正，处以虚假出资金额百分之五以上百分之十五以下的罚款。

第二百零一条 公司的发起人、股东在公司成立后，抽逃其出资的，由公司登记机关责令改正，处以所抽逃出资金额百分之五以上百分之十五以下的罚款。

第二百零二条 公司违反本法规定，在法定的会计账簿以外另立会计账簿的，由县级以上人民政府财政部门责令改正，处以五万元以上五十万元以下的罚款。

第二百零三条 公司在依法向有关主管部门提供的财务会计报告等材料上作虚假记载或者隐瞒重要事实的，由有关主管部门对直接负责的主管人员和其他直接责任人员处以三万元以上三十万元以下的罚款。

第二百零四条 公司不依照本法规定提取法定公积金的，由县级以上人民政府财政部门责令如数补足应当提取的金额，可以对公司处以二十万元以下的罚款。

第二百零五条　公司在合并、分立、减少注册资本或者进行清算时，不依照本法规定通知或者公告债权人的，由公司登记机关责令改正，对公司处以一万元以上十万元以下的罚款。

公司在进行清算时，隐匿财产，对资产负债表或者财产清单作虚假记载或者在未清偿债务前分配公司财产的，由公司登记机关责令改正，对公司处以隐匿财产或者未清偿债务前分配公司财产金额百分之五以上百分之十以下的罚款；对直接负责的主管人员和其他直接责任人员处以一万元以上十万元以下的罚款。

第二百零六条　公司在清算期间开展与清算无关的经营活动的，由公司登记机关予以警告，没收违法所得。

第二百零七条　清算组不依照本法规定向公司登记机关报送清算报告，或者报送清算报告隐瞒重要事实或者有重大遗漏的，由公司登记机关责令改正。

清算组成员利用职权徇私舞弊、谋取非法收入或者侵占公司财产的，由公司登记机关责令退还公司财产，没收违法所得，并可以处以违法所得一倍以上五倍以下的罚款。

第二百零八条　承担资产评估、验资或者验证的机构提供虚假材料的，由公司登记机关没收违法所得，处以违法所得一倍以上五倍以下的罚款，并可以由有关主管部门依法责令该机构停业、吊销直接责任人员的资格证书，吊销营业执照。

承担资产评估、验资或者验证的机构因过失提供有重大遗漏的报告的，由公司登记机关责令改正，情节较重的，处以所得收入一倍以上五倍以下的罚款，并可以由有关主管部门依法责令该机构停业、吊销直接责任人员的资格证书，吊销营业执照。

承担资产评估、验资或者验证的机构因其出具的评估结果、验资或者验证证明不实，给公司债权人造成损失的，除能够证明自己没有过错的外，在其评估或者证明不实的金额范围内承担赔偿责任。

第二百零九条　公司登记机关对不符合本法规定条件的登记申请予以登记，或者对符合本法规定条件的登记申请不予登记的，对直接负责的主管人员和其他直接责任人员，依法给予行政处分。

第二百一十条　公司登记机关的上级部门强令公司登记机关对不符合本法规定条件的登记申请予以登记，或者对符合本法规定条件的登记申请不予登记的，或者对违法登记进行包庇的，对直接负责的主管人员和其他直接责任人员依法给予行政处分。

第二百一十一条　未依法登记为有限责任公司或者股份有限公司，而冒用有限责任公司或者股份有限公司名义的，或者未依法登记为有限责任公司或者股份有限公司的分公司，而冒用有限责任公司或者股份有限公司的分公司名义的，由公司登记机关责令改正或者予以取缔，可以并处十万元以下的罚款。

第二百一十二条　公司成立后无正当理由超过六个月未开业的，或者开业后自行停业连续六个月以上的，可以由公司登记机关吊销营业执照。

公司登记事项发生变更时，未依照本法规定办理有关变更登记的，由公司登记机关责令限期登记；逾期不登记的，处以一万元以上十万元以下的罚款。

第二百一十三条　外国公司违反本法规定，擅自在中国境内设立分支机构的，由公司登记机关责令改正或者关闭，可以并处五万元以上二十万元以下的罚款。

第二百一十四条　利用公司名义从事危害国家安全、社会公共利益的严重违法行为的，吊销营业执照。

第二百一十五条　公司违反本法规定，应当承担民事赔偿责任和缴纳罚款、罚金的，其财产不足以支付时，先承担民事赔偿责任。

第二百一十六条　违反本法规定，构成犯罪的，依法追究刑事责任。

第十三章　附则

第二百一十七条　本法下列用语的含义：

（一）高级管理人员，是指公司的经理、副经理、财务负责人，上市公司董事会秘书和公司章程规定的其他人员。

（二）控股股东，是指其出资额占有限责任公司资本总额百分之五十以上或者其持有的股份占股份有限公司股本总额百分之五十以上的股东；出资额或者持有股份的比例虽然不足百分之五十，但依其出资额或者持有的股份所享有的表决权已足以对股东会、股东大会的决议产生重大影响的股东。

（三）实际控制人，是指虽不是公司的股东，但通过投资关系、协议或者其他安排，能够实际支配公司行为的人。

（四）关联关系，是指公司控股股东、实际控制人、董事、监事、高级管理人员与其直接或者间接控制的企业之间的关系，以及可能导致公司利益转移的其他关系。但是，国家控股的企业之间不仅因为同受国家控股而具有关联关系。

第二百一十八条　外商投资的有限责任公司和股份有限公司适用本法；有关外商投资的法律另有规定的，适用其规定。

第二百一十九条　本法自 2006 年 1 月 1 日起施行。

Company Law of the People's Republic of China

Decree No. 42 of the President of the People's Republic of China

Adopted by the 5th Session of the Standing Committee of the Eighth National People's Congress on 29December 1993

First Revision made in accordance with the Decision on Revision of the "Company Law of the People's Republic of China " by the 13th Session of the Standing Committee of the Ninth National People's Congress on 25 December 1999

Second Revision made in accordance with the Decision on Revision of the "Company Law of the People's Republic of China" by the 11th Session of the Standing Committee of the Tenth National People's Congress on 28 August 2004

Revised by the 18th Session of the Standing Committee of the Tenth National People's Congress on 27 October 2005

CONTENTS

CHAPTER I — GENERAL PRINCIPLES

Article 1. This Law is formulated for the purposes of standardising the organisation and activities of companies, protecting the legal rights and interests of companies, shareholders and creditors, safeguarding social and economic order and promoting the development of socialist market economy.

Article 2. Companies referred to in this Law shall mean limited liability companies and companies limited by shares established in China in accordance with the provisions of this Law.

Article 3. A company is an enterprise legal person which owns independent legal person property and enjoys legal person property rights. The liability of a company shall be limited to its entire assets. The liability of a shareholder of a limited liability company shall be limited to the amount of its capital contribution. The liability of a shareholder of a company limited by shares shall be limited to the number of its subscribed shares.

Article 4. Shareholders of a company shall be entitled to gains on assets, participation in major decision-making and selection of managers etc in accordance with the law.

Article 5. Companies engaging in business activities shall comply with the provisions of laws and administrative regulations, uphold social morality, business ethics, honesty and trustworthiness, accept supervision of the government and general public and bear social responsibility.

The legal rights and interests of companies shall be protected by the law and shall not be

infringed.
Article 6. Applications shall be submitted to the company registration authorities in accordance with the law for registration and incorporation of companies. Applications which satisfy the requirements for incorporation stipulated in this Law shall be registered by the company registration authorities as limited liability companies or companies limited by shares respectively. Applications which do not satisfy the requirements for incorporation stipulated in this Law shall not be registered as limited liability companies or companies limited by shares.
Where it is provided by the laws and administrative regulations that company incorporation requires prior approval, such approval formalities shall be completed in accordance with the law prior to the application for company registration.
The public may inquire company registration matters with the company registration authorities; the company registration authorities shall provide such inquiry services.
Article 7. Companies incorporated in accordance with the law shall be issued a business licence by the company registration authorities. The date of issuance of a business licence shall be the date of incorporation of the company. A business licence shall state the name and address, registered capital, paid-up capital and scope of operations of the company and the name of its legal representative. Where there is a change in the details stated on a business licence, the company shall complete change of registration formalities in accordance with the law and the company registration authorities shall issue a new business licence.
Article 8. Limited liability companies incorporated in accordance with this Law shall include the wordings "limited liability company" or "company limited" in then-company name. Companies limited by shares incorporated in accordance with this Law shall include the wordings "company limited by shares" or "joint stock company" in then-company name.
Article 9. A limited liability company proposing to be converted to a company limited by shares shall satisfy the requirements for companies limited by shares stipulated in this Law. A company limited by shares proposing to be converted to a limited liability company shall satisfy the requirements for limited liability companies stipulated in this Law. In the case of a conversion from a limited liability company into a company limited shares or vice versa, the liability of the company before the conversion shall be assumed by the converted company.
Article 10. The address of the company shall be its principal business office.
Article 11. A company shall draft its articles of association in accordance with the law. The articles of association of the company shall be binding on the company, shareholders, directors, supervisors and senior management personnel.
Article 12. The scope of operations of a company shall be provided in the articles of association of the company and be registered in accordance with the law. The scope of operations of a company may be amended by a revision to the articles of association of the company, and change of registration formalities shall be completed.
Where it is provided in the laws and administrative regulations that the scope of operations of a company is subject to approval, such approval formalities shall be completed in accordance with the law.
Article 13. The chairman, an executive director or a manager shall act as the legal representative of the company in accordance with the provisions of the articles of association of the company and registration formalities shall be completed in accordance with the law. Where there is a change of legal representative of the company, change of registration formalities shall be completed.
Article 14. Companies may register branch companies. Applications for incorporation of branch companies shall be submitted to the company registration authorities and a business licence shall be issued for successful applications. A branch company does not possess legal person qualification and its civil liability shall be borne by the company.
Companies may incorporate subsidiaries. A subsidiary possesses legal person qualification and shall bear civil liability independently in accordance with the law.
Article 15. A company may invest in other enterprises. However, unless otherwise provided by the law, a company shall not act as a contributory which bears joint liability for the debts of an investee enterprise.
Article 16. Where a company invests in other enterprises or provides guarantee for others, a resolution passed by the board of directors or board of shareholders or a general meeting in accordance with the articles of association of the company shall be required.
Where the articles of association of the company provide a limit for the total amount of such

investment or guarantee or the amount of each investment or guarantee, such limits shall not be exceeded. In the case of a company providing guarantee for a shareholder or the actual controlling party of the company, a resolution passed by the board of shareholders or a general meeting is required.
Shareholders stipulated in the preceding paragraph or shareholders controlled by the actual controlling party stipulated in the preceding paragraph shall not participate in the resolution in respect of the matter stipulated in the preceding paragraph. Such a resolution shall be passed by a simple majority of votes cast by other shareholders attending the meeting.
Article 17. Companies shall protect the legal rights and interests of their employees, enter into labour contracts with their employees in accordance with the law, participate in social insurance, strengthen labour protection and implement work safety.
Companies shall adopt various measures to strengthen vocational education and job training and upgrade staffs quality.
Article 18. The employees of companies shall organise labour unions in accordance with the provisions of the *Trade Union Law of the People's Republic of China,* develop trade union activities and safeguard the legal rights and interests of employees. Companies shall provide the requisite conditions for the activities of their trade unions. A trade union shall represent the employees to negotiate with the company on wages, working hours, welfare, insurance, work safety and sanitation etc and enter into a collective contract with the company in accordance with the law.
Companies shall implement democratic management through employees' representative congress or other means in accordance with the provisions of the Constitution and relevant laws.
A company studying and proposing a structural reform, deliberating on major business issues and drafting important rules and policies shall seek the comments of the trade union and hear the opinions and proposals of the employees through the employees' representative congress or other means.
Article 19. Where a Chinese Communist Party organisation is to be established in the company in accordance with the articles of association of the Chinese Communist Party to develop Party activities, the company shall provide the requisite conditions for such Party organisation activities.
Article 20. Shareholders of a company shall exercise shareholders' rights in accordance with the provisions of laws and administrative regulations and the articles of association of the company and shall not abuse their shareholders' rights to cause damage to the to the company or the interests of other shareholders or abuse the independent legal person status of the company and limited liability of the shareholders to cause damage to the interests of the creditors of the company.
Shareholders of a company who abuse their shareholders' rights and cause the company or other shareholders to suffer damages shall bear compensation liability in accordance with the law.
Shareholders of a company who abuse the Independent legal person status of the company and limited liability of shareholders to evade debts and cause damage to the interests of the creditors of the company shall bear joint liability for the company's debt.
Article 21. The controlling shareholders, actual controlling party, directors, supervisors and senior management personnel of a company shall not use their relationship to cause damage to the company's interests. Where such persons violate the aforesaid provisions and cause the company to suffer losses, they shall bear compensation liability.
Article 22. A resolution passed by the board of shareholders or a shareholders' meeting or the board of directors which violates the provisions of laws and administrative regulations shall be void.
Where the convening procedures and voting method of a meeting of the board of shareholders or board of directors or a shareholders' meeting violate the provisions of laws and administrative regulations or the articles of association of the company or the contents of the resolution violate the articles of association of the company, the shareholders may apply to a people's court within 60 days from the date of resolution for rescission of the resolution.
Where the shareholders file for a lawsuit in accordance with the provisions of the preceding paragraph, the people's court may, upon a request of the company, ask the shareholders to provide the corresponding guarantee.
Where a company has completed change of registration formalities in accordance with a resolution passed by the board of shareholders or a shareholders' meeting or the board of directors

and upon nullification or rescission of the resolution by a people's court, the company shall apply to the company registration authorities for rescission of the change of registration.

CHAPTER II — ESTABLISHMENT AND ORGANISATION OF LIMITED LIABILITY COMPANIES

SECTION 1 --ESTABLISHMENT

Article 23. Incorporation of a limited liability companies shall satisfy the following requirements:

(1) the quorum of shareholders shall be met;

(2) the capital contribution of shareholders shall meet the minimum statutory capital requirement;

(3) the articles of association of the company shall be jointly drafted by the shareholders of the company;

(4) a company name shall exist and the organisation shall satisfy the requirements of a limited liability company; and

(5) a company address shall exist.

Article 24. Limited liability companies shall be incorporated by not more than 50 shareholders contributing to the capital.

Article 25. The articles of association of limited liability companies shall state the following matters:

(1) name and address of the company;

(2) scope of operations of the company;

(3) amount of the registered capital of the company;

(4) name of the shareholders;

(5) method of capital contribution of the shareholders and amount and timing of capital contribution;

(6) the organisation of the company and the method of organisation, duties and powers and rules of procedure;

(7) legal representative of the company; and

(8) other matters required by the shareholders' meeting to be stipulated.

The shareholders shall sign and affix their seal on the articles of association of the company.

Article 26. The registered capital of a limited liability company shall be the amount of capital contribution made by all its shareholders who are registered with the company registration authorities. The first instalment of capital contribution of all shareholders of the company shall neither be less than 20% of the registered capital nor lower than the minimum statutory capital, and the remaining balance shall be paid up by the shareholders within two years from the date of incorporation of the company (within five years for investment companies). The minimum registered capital for limited liability companies shall be RMB30.000. Where the laws and administrative regulations provide for a higher amount of minimum registered capital for limited liability companies, such provisions shall prevail.

Article 27. Shareholders may make capital contribution in cash or in kind such as intellectual property, land use rights and other non-cash properties which can be valuated and transferred in accordance with the law, except for properties prohibited by laws and administrative regulations to be used for capital contribution.

Non-cash properties used for capital contribution shall be valuated and verified; and shall not be overvalued or undervalued. Where there are provisions in the laws and administrative regulations on valuation, such provisions shall prevail.

The amount of capital contribution made in cash by all shareholders of a limited liability company shall not be less than 30% of its registered capital.

Article 28. The shareholders shall make their respective capital contribution in accordance with the amount of their subscribed capital and the schedule stipulated in the articles of association of the company. Shareholders making capital contribution in cash shall deposit the full amount of their capital contribution in cash into a bank account of the limited liability company.

Shareholders making capital contribution using non-cash properties shall complete the transfer formalities for the property rights in accordance with the law. Shareholders who fail to make capital contribution in accordance with the said provisions shall, in addition to making the capital contribution in full, bear default liability towards other shareholders who have made their capital contributions in full accordance with the schedule.

Article 29. Upon capital contribution made by the shareholders, capital verification shall be

conducted by a capital verification organisation established in accordance with the law and a certificate shall be issued.

Article 30. Upon capital verification conducted by a capital verification organisation established in accordance with the law on the first instalment of capital contribution made by the shareholders, the representative appointed by all the shareholders or their common proxy shall submit a company registration application form, articles of association of the company, capital verification certificate etc to the company registration authorities to apply for incorporation and registration.

Article 31. Where it is discovered after the incorporation of a limited liability company that the actual value of non-cash properties used for capital contribution for company incorporation is significantly lower than the value stipulated in the articles of association of the company, the shareholders who made the capital contribution shall make up for the difference; and the other shareholders at the time of company incorporation shall bear joint liability.

Article 32, Upon incorporation of a limited liability company, a capital contribution certificate shall be issued to the shareholders.

A capital contribution certificate shall state the following matters:

(1) company name;

(2) date of incorporation of the company;

(3) registered capital of the company;

(4) name of the shareholder and the amount and date of capital contribution; and

(5) serial number of the capital contribution certificate and date of issuance. The company seal shall be affixed to capital contribution certificates.

Article 33. Limited liability companies shall set up a register of shareholders which state the following matters:

(1) name and address of the shareholders;

(2) amount of capital contribution of the shareholders; and

(3) serial numbers of the capital contribution certificates.

Shareholders named in the register of shareholders may exercise their shareholders' rights in accordance with the register of shareholders.

Companies shall register the names of their shareholders and their respective amount of capital contribution with the company registration authorities. Where there is a change in the registration details, change of registration formalities shall be completed. Where the registration or change of registration formalities are not completed, no defence against third party claims shall be made.

Article 34. Shareholders shall have the right to check and make copies of the articles of association, minutes of shareholders' meetings, resolutions of the board of directors and board of supervisors and financial reports of the company.

Shareholders may request to check the accounts of the company. A shareholder who requests to check the accounts of the company shall make a written request and state the purpose. If the company has reasonable grounds to believe that the shareholder who makes the request has an ulterior motive and may cause damage to the legal interests of the company, it may reject the request and shall give a written reply to the shareholder stating the reason within 15 days from the date of the written request of the shareholder. Where the company rejects the request, the shareholder may apply to a people's court for access to the company's accounts.

Article 35. Shareholders shall be entitled to bonus sharing in accordance with the ratio of capital contribution; in the event of an increase in capital, the shareholders shall have pre-emptive right to subscribe to new capital in accordance with the ratio of capital contribution, unless all the shareholders agreed that bonus sharing or subscription to new capital shall not be in accordance with the ratio of capital contribution.

Article 36. Upon the incorporation of a company, the shareholders shall not withdraw their capital contribution.

SECTION 2 — ORGANISATION

Article 37. The board of shareholders of a limited liability company shall comprise all shareholders of the company; the board of shareholders is the authority of the company and shall exercise their duties and powers in accordance with the provisions of this Law.

Article 38. The board of shareholders shall exercise the following duties and powers:

(1) decide on the business direction and investment plans of the company;

(2) elect and remove directors and supervisors who are not representatives of the employees and decide on the remuneration of directors and supervisors:

(3) review and approve reports of the board of directors;
(4) review and approve reports of the supervisors or the board of supervisors;
(5) review and approve the annual financial budget and financial accounting plan of the company;
(6) review and approve the profit distribution plan and loss recovery plan of the company:
(7) resolve on increase or reduction of registered capital of the company;
(8) resolve on issue of corporate bonds;
(9) resolve on merger, division, change of company structure, dissolution and liquidation etc;
(10) amend the articles of association of the company; and
(11) other duties and powers stipulated in the articles of association of the company.

shareholders may pass a resolution in writing unanimously for a direct decision on the aforesaid matters without convening a shareholders' meeting and all the shareholders shall sign and affix their seal on the decision document.

Article 39. The first shareholders' meeting shall be convened and chaired by the shareholder who made the largest amount of capital contribution and shall exercise its duties and powers in accordance with the provisions of this Law.

Article 40. Shareholders' meetings include regular meetings and ad hoc meetings. Regular meetings shall be convened regularly in accordance with the provisions of the articles of association of the company. Shareholders holding one-tenth or more of the voting rights or one-third or above of the board of directors or board of supervisors or the supervisor (in the case of a company which does not have a board of supervisors) may propose to convene an ad hoc meeting.

Article 41. In the case of limited liability companies which have established a board of directors, the shareholders' meetings shall be convened by the board of directors and chaired by the chairman; where the chairman is unable or fails to perform his/her duties, the deputy chairman shall chair the shareholders' meeting; where the deputy chairman is unable or fails to perform to do so, a director appointed by more than half of the board of directors shall chair the meeting.

In the case of limited liability companies which have not established a board of directors, the shareholders' meetings shall be convened and chaired by the executive director.

Where the board of directors or the executive director is unable or fails to convene a shareholders' meeting, the board of supervisors or the supervisor (in the case of companies which have not established a board of supervisors) shall convene and chair the meeting; where the board of supervisors or the supervisor does not convene and chair a meeting, shareholders holding one-tenth or more of the voting rights may convene and chair the meeting.

Article 42. All shareholders shall be notified 15 days before a shareholders' meeting is convened, unless otherwise provided in the articles of association of the company or otherwise agreed by all shareholders.

The board of shareholders shall record minutes of meeting and the shareholders present at the meeting shall sign on the minutes of meeting.

Article 43. The voting rights exercisable by shareholders at a shareholders' meeting shall be based on the ratio of capital contribution, unless otherwise provided in the articles of association of the company.

Article 44. The rule of procedure and voting procedures of a board of shareholders shall be stipulated by the articles of association of the company, unless otherwise provided in this Law.

Resolutions passed by a shareholders' meeting on amendment to the articles of association of the company, increase or reduction of registered capital, and company merger, division, dissolution or change of company structure shall be passed by shareholders holding two-thirds or more of the voting rights.

Article 45. The board of directors of limited liability companies shall comprise three to 13 members, unless otherwise provided in Article 51. The board of directors of a limited liability company invested and incorporated by two or more State-owned enterprises or two or more other State-owned investment entities shall comprise employees' representatives; the board of directors of other limited liability companies may also comprise employees' representatives. Employees' representatives who sit on the board of directors shall be appointed by company employees via an employees' representative congress or employees' congress or other forms of democratic election. The board of directors shall appoint one chairman and may appoint a deputy chairman. The

appointment of chairman and a deputy chairman shall be stipulated by the articles of association of the company.

Article 46. The term of appointment of a director shall be stipulated by the articles of association of the company, but each term shall not exceed three years. Upon expiry of the term of appointment, a director may be re-elected. Where no new appointment is made upon expiry of the term of appointment of a director or a director resigns during his/her term of appointment and causes the number of directors that constitutes the board of directors to fall below the quorum, the original director shall, prior to the new director taking office, continue to perform his/her duties as a director in accordance with the provisions of laws and administrative regulations and the articles of association of the company.

Article 47. The board of directors shall be accountable to the board of shareholders and shall exercise the following duties and powers:

(1) convene shareholders' meetings and report to the board of shareholders;
(2) execute the resolutions passed by the board of shareholders;
(3) decide on the business plans and investment schemes of the company;
(4) formulate the annual financial budget and financial accounting plan of the company;
(5) formulate the profit distribution plan and loss recovery plan of the company;
(6) formulate the plan for increase or reduction of registered capital and issue of corporate bonds;
(7) formulate the plan for merger, division, change of company structure and dissolution of the company;
(8) decide on the set-up of internal management organisation of the company;
(9) decide on appointment or dismissal of company managers and their remuneration, and decide on appointment or dismissal of deputy managers and finance controller of the company based on the nomination by the managers.
(10) formulate the basic management system of the company; and
(11) other duties and powers stipulated by the articles of association of the company.

Article 48. Meetings of the board of directors shall be convened and chaired by the chairman; where the chairman is unable or fails to perform his/her duties, the deputy chairman shall convene and chair the meeting; where the deputy chairman is unable or fails to perform his/her duties, a director appointed by more than half of the board of directors shall convene and chair the meeting.

Article 49. The rules of procedure and voting procedures of the board of directors shall be stipulated by the articles of association of the company, unless otherwise provided in this Law. The board of directors shall record minutes of meeting and the directors present at the meeting shall sign on the minutes of meeting.

The board of directors shall exercise one vote per person for passing of resolutions.

Article 50. Managers of limited liability companies may be appointed or dismissed by the board of directors. The managers shall be accountable to the board of directors and shall exercise the following duties and powers:

(1) manage the production and business operations of the company and organise and implement resolutions passed by the board of directors;
(2) organise and implement the annual business plan and investment scheme of the company;
(3) draft the plan for setting up of internal management organisation of the company;
(4) draft the basic management system of the company;
(5) formulate company rules and policies;
(6) recommend appointment or dismissal of deputy manager and financial controller of the company;
(7) decide on appointment or dismissal of management staff other than those positions which are to be decided by the board of directors; and
(8) other duties and powers granted by the board of directors.

Where there are provisions in the articles of association of the company on the duties and powers of managers, such provisions shall prevail. Managers shall attend meetings of the board of directors.

Article 51. Limited liability companies with relatively fewer shareholders or of a relatively smaller scale may appoint an executive director instead of establishing a board of directors. An executive director may hold the post of company manager concurrently.

The duties and powers of the executive director shall be stipulated by the articles of association of

the company.
Article 52. The board of supervisors of a limited liability company shall comprise not less than three members. Limited liability companies with relatively fewer shareholders or of a relatively smaller scale may appoint one to two supervisors instead of establishing a board of supervisors. The board of supervisors shall include shareholders' representatives and an appropriate number of employees' representatives; the ratio of employees' representative therein shall not be less than one-third and such ratio shall be stipulated by the articles of association of the company.
Employees' representatives sitting on the board of supervisors shall be appointed by company employees via an employees' representative congress or employees' congress or other forms of democratic election. The board of supervisors shall appoint a chairman; the chairman shall be elected by more than half of the board of supervisors. The chairman of the board of supervisors shall convene and chair meetings of the board of supervisors; where the chairman of the board of supervisors is unable or fails to perform his/her duties, a supervisor appointed by more than half of the board of supervisors shall convene and chair the meeting(s) of the board of supervisors.
Directors and senior management personnel shall not hold the post of supervisor concurrently.
Article 53. The term of appointment of a supervisor shall be three years. Upon expiry of the term of appointment, a supervisor may be re-elected.
Where no new appointment is made upon expiry of the term of appointment of a supervisor or a supervisor resigns during his/her term of appointment and causes the number of supervisors that constitutes the board of supervisors to fall below the quorum, the original supervisor shall, prior to the new supervisor taking office, continue to perform his/her duties as a supervisor in accordance with the provisions of laws and administrative regulations and the articles of association of the company.
Article 54. A board of supervisors or a supervisor fin the case of companies which have not established a board of supervisors) shall exercise the following duties and powers:
(1) inspect the company finances:
(2) supervise the performance of duties by directors and senior management personnel and propose to remove a director or senior management personnel who violates the provision of the laws and administrative regulations and the articles of association of the company or the resolutions of the board of shareholders;
(3) require a director or senior management personnel who acts against the interests of the company to make correction;
(4) propose to convene ad hoc shareholders' meeting, convene and chair a shareholders' meeting when the board of directors fails to convene and chair a shareholders' meeting in accordance with the provisions of this Law:
(5) make proposals at shareholders' meetings;
(6) file a lawsuit against a director or senior management personnel in accordance with the provisions of Article 152; and
(7) other duties and powers stipulated in the articles of association of the company.
Article 55. Supervisors may attend meetings of the board of directors and query resolutions of the board of directors or give suggestions.
A board of supervisors or a supervisor (in the case of companies which have not established a board of supervisors) may conduct investigation upon discovering irregularities in the business operations and may appoint an accounting firm etc to assist in the investigation if necessary; such expenses shall be borne by the company.
Article 56. The board of supervisors shall convene at least one meeting every year; a supervisor may propose to convene an ad hoc meeting of the board of supervisors.
The rule of procedures and voting procedures of a board of supervisors shall be stipulated by the articles of association of the company, unless otherwise provided in this Law.
Resolutions of a board of supervisors shall be passed by a simple majority of votes. The board of supervisors shall record minutes of meeting and the supervisors present at the meeting shall sign on the minutes of meeting.
Article 57. Expenses incurred by a board of supervisors or a supervisor (in the case of companies which have not established a board of supervisors) in exercising their duties and powers shall be borne by the company.
SECTION 3 — SPECIAL PROVISIONS ON ONE-PERSON LIMITED LIABILITY COMPANIES
Article 58. The provisions of this Section shall apply to the establishment and organisation of

one-person limited liability companies. Where there is no provision in this Section, the provisions of Sections 1 and 2 of this Chapter shall apply.
One-person limited liability companies referred to in this Law shall mean limited liability companies with only one natural person shareholder or one legal person shareholder.
Article 59. The minimum registered capital of one-person limited liability companies shall be RMB100,000. The shareholders shall make a one-off capital contribution in accordance with the provisions of the articles of association of the company.
A natural person shall invest in a one-person limited liability company only. Such a one-person limited liability company shall not invest in the setting up of a new one-person limited liability company.
Article 60. A one-person limited liability company shall declare in its company registration details whether the company is wholly-funded by a natural person or a legal person and state so in its business licence.
Article 61. The articles of association of one-person limited liability companies shall be formulated by the shareholder.
Article 62. One-person limited liability companies are not required to establish a board of shareholders. The shareholder shall put decisions stipulated in Article 38(1) in writing and keep such documents in the company after signing.
Article 63. One-person limited liability companies shall formulate a financial accounting report at each accounting year-end for audit by an accounting firm.
Article 64. A shareholder of a one-person limited liability company who is unable to prove that the company's assets are independent of the shareholder's personal assets shall bear joint liability for the company's debt.
SECTION 4 — SPECIAL PROVISIONS ON STATE-OWNED WHOLLY-FUNDED COMPANIES
Article 65. The provisions of this Section shall apply to the establishment and organisation of State-owned wholly-funded companies. Where there is no provision in this Section, the provisions of Sections 1 and 2 of this Chapter shall apply.
State-owned wholly-funded companies referred to in this Law shall mean limited liability companies wholly funded by the State and for which the State Council or a local people's government has entrusted the State-owned assets supervision and administration authorities of the local people's government to perform the duties of a capital contributory.
Article 66. The articles of association of State-owned wholly-funded companies shall be formulated by the State-owned assets supervision and administration authorities or formulated by the board of directors and submitted to the State-owned assets supervision and administration authorities for approval.
Article 67. In the case of State-owned wholly-funded companies which have not established a board of shareholders, the State-owned assets supervision and administration authorities shall exercise the duties and powers of the board of shareholders. The State-owned assets supervision and administration authorities may authorise the board of directors to exercise some duties and powers of the board of shareholders and to decide on important matters of the company; however, any merger, division, dissolution, increase or reduction in registered capital and issue of corporate bonds of the company shall be decided by the State-owned assets supervision and administration authorities; a merger, division, dissolution, bankruptcy application of significant State-owned wholly-funded companies shall be examined by the State-owned assets supervision and administration authorities and reported to the people's government of counterpart level. The aforesaid significant State-owned wholly-funded companies shall be determined in accordance with the provisions of the State Council.
Article 68. The board of directors of State-owned wholly-funded companies shall exercise duties and powers stipulated in Article 47 and Article 67. The term of appointment of directors shall not exceed three years. The board of directors shall comprise employees' representatives. The board of directors shall be appointed by the State-owned assets supervision and administration authorities; however employees' representatives sitting on the board of directors shall be elected by an employees' representative congress. The board of directors shall appoint a chairman and may appoint a deputy chairman. The chairman and deputy chairman shall be appointed by the State-owned assets supervision and administration authorities from members of the board of directors.
Article 69. The managers of State-owned wholly-funded companies shall be appointed or

dismissed by the board of directors. The managers shall exercise duties and powers in accordance with the provisions of Article 50. A director may take the post of manager concurrently with the consent of the State-owned assets supervision and administration authorities.

Article 70. The chairman, deputy chairmen, directors and senior management personnel of State-owned wholly-funded companies shall not hold a post concurrently in other limited liability companies, companies limited by shares or economic organisations without the consent of the State-owned assets supervision and administration authorities.

Article 71. The board of supervisors of State-owned wholly-funded companies shall comprise not less than five members; the ratio of employees' representatives shall not be less than one-third. The ratio shall be stipulated by the articles of association of the company.

The board of supervisors shall be appointed by the State-owned assets supervision and administration authorities; however, employees' representatives sitting on the board of supervisors shall be elected by an employees' representative congress. The chairman of the board of supervisors shall be appointed by the State-owned assets supervision and administration authorities from members of the board of supervisors. The board of supervisors shall exercise the duties and powers stipulated in Article 54 (1) to (3) and other duties and powers stipulated by the State Council.

CHAPTER III — SHARE TRANSFERS OF LIMITED LIABILITY COMPANIES

Article 72. The shareholders of a limited liability company may transfer all or part of their equity interests among themselves.

A shareholder proposing to transfer its equity interests to a non-shareholder shall obtain the consent of more than half of the other shareholders. The shareholder shall inform the other shareholders of the proposed equity transfer in writing and seek their consent. Failure to reply within 30 days from receipt of the written notice shall be deemed as consent to the proposed transfer. Where more than half of the other shareholders do not consent to the proposed transfer, the non-consenting shareholders shall acquire such equity interests, failing which they shall be deemed to have consented to the proposed transfer. Where the shareholders consent to the proposed transfer, the other shareholders shall have pre-emptive right to acquire such equity interests on similar terms. Where two or more shareholders intend to exercise their pre-emptive rights, they shall negotiate and determine the acquisition ratio. Where the negotiation fails, the shareholders shall exercise their pre-emptive rights based on the ratio of capital contribution at the time of the proposed transfer.

Where there are provisions in the articles of association of the company for transfer of equity interests, such provisions shall prevail.

Article 73. A people's court handling transfer of equity interests of a shareholder in accordance with the enforcement procedures stipulated by the laws shall inform the company and all its shareholders; the other shareholders shall have pre-emptive rights to acquire such equity interests on similar terms. Failure to exercise pre-emptive rights within 20 days from receipt of the notice of the people's court shall be deemed as a forfeiture of
pre-emptive rights by the other shareholders.

Article 74. Following a transfer of equity interests in accordance with the provisions of Article 72 and Article 73, the company shall cancel the capital contribution certificate of the original shareholder, issue a new capital contribution certificate to the new shareholder(s) and make corresponding amendments to the articles of association of the company and the records of shareholders and their amount of capital contribution in the register of shareholders. Such amendment to the articles of association of the company shall not require a resolution of the board of shareholders.

Article 75. Under any of the following circumstances, shareholders who cast an opposing vote to a resolution passed by the board of shareholders may request that the company acquire their equity interests based on a reasonable price:

(1) the company has not made a profit distribution to the shareholders for five consecutive years although the company has been profitable for those five consecutive years and satisfy profit distribution requirements stipulated in this Law;

(2) merger, division and transfer of main assets of the company; or

(3) expiry of the term of business operations stipulated in the articles of association of the company or the occurrence of a trigger event for dissolution stipulated in the articles of association or the passing of a resolution by a shareholders' meeting to amend the articles of

association for subsistence of the company.
Where the shareholders fail to conclude an agreement for acquisition of equity interests within 60 days from the date of the resolution by the shareholders' meeting, the shareholders may file a lawsuit with a people's court within 90 days from the date of the resolution of the shareholders' meeting.
Article 76. Upon the death of a natural person successor, the lawful successor of a natural person shareholder may succeed the shareholder's qualifications, unless otherwise provided by the articles of association of the company.

CHAPTER IV — ESTABLISHMENT AND ORGANISATION OF COMPANIES LIMITED BY SHARES

SECTION 1 — ESTABLISHMENT

Article 77. Establishment of companies limited by shares shall satisfy the following requirements:
(1) the number of promoters shall satisfy the quorum;
(2) the share capital subscribed and raised by the promoters shall satisfy the minimum statutory capital requirements;
(3) share issues and preparatory matters shall comply with the provisions of the law;
(4) the articles of association of the company shall be formulated by the promoters and shall be adopted by the founding meeting if the company is established by a share float method;
(5) a company name shall exist and the organisation shall satisfy the requirements of a company limited by shares;
(6) a company address shall exist.
Article 78. Establishment of a company limited by shares may adopt the promotion method or share float method.
Establishment by promotion shall mean that the promoters set up a company by subscribing to the entire share capital of the company.
Establishment by share float shall mean that the promoters establish a company by subscribing to a part of the shares to be issued by the company and offering the remaining shares to the public or to specific targets.
Article 79. The number of promoters required for the establishment of a company limited by shares shall be more than two but less than 200 and half of the promoters shall have a domicile in China.
Article 80. The promoters of a company limited by shares shall handle the preparatory matters of the company. The promoters shall enter into a promoters' agreement to specify their respective rights and obligations in the process of establishment of the company.
Article 81. The registered capital of a company limited by shares established by promotion shall be the total share capital subscribed by all the promoters at the time of registration with the company registration authorities. The first instalment of capital contribution made by all the promoters shall not be less than 20% of the registered capital; the remaining balance shall be paid up by the promoters within two years from the date of incorporation of the company (within five years for investment companies). Prior to the capital being paid up, the company shall not offer shares to others.
The registered capital of a company limited by shares established by share float shall be the actual paid-up capital at the time of registration with the company registration authorities. The minimum registered capital for companies limited by shares shall be RMB5 million. Where the laws and administrative regulations provide for a higher amount of minimum registered capital for companies limited by shares, such provisions shall prevail.
Article 82. The articles of association of companies limited by shares shall state the following matters:
(1) name and address of the company;
(2) scope of operations of the company;
(3) the method of establishment of the company;
(4) total number of shares of the company, par value of each share and amount of the registered capital;
(5) names of the promoters, number of shares subscribed to, and method and timing of capital contribution;
(6) composition of the board of directors, duties and powers, term of appointment and rules of procedure;

(7) legal representative of the company;
(8) composition of the board of supervisors, duties and powers, term of appointment and rules of procedure;
(9) profit distribution method of the company;
(10) trigger events for dissolution of the company and liquidation method;
(11) company notices and announcement method; and
(12) other matters required by the board of shareholders to be stipulated.

Article 83. The provisions of Article 27 shall apply to the methods of capital contribution by promoters.

Article 84. The promoters of a company limited by shares established by promotion shall subscribe in writing to the number of shares stipulated by the articles of association of the company. In the case of one-off contributions, the entire amount of capital contribution shall be contributed forthwith; in the case of capital contributions in instalments, the first instalment of capital contribution shall be contributed forthwith. In the case of capital contributions to be made in non-cash assets, the formalities for transfer of property rights shall be completed in accordance with the provisions of the law.

Promoters who fail to make capital contribution in accordance with the provisions of the preceding paragraph shall bear default liability in accordance with the provisions of the promoters' agreement.

Following the first capital contribution made by the promoters, the board of directors and board of supervisors shall be elected and the board of directors shall submit the articles of association of the company, a capital verification certificate issued by a capital verification organisation established in accordance with the law and other documents stipulated by the laws and administrative regulations to the company registration authorities to apply for incorporation and registration.

Article 85. The shares subscribed by the promoters of a company limited by shares established by share float shall not be less than 35% of the share capital of the company, unless otherwise provided in the laws and administrative regulations.

Article 36. Promoters shall make an announcement of the prospectus for a share offering to the public and prepare a subscription form. The subscription form shall state the items stipulated in Article 87 for the subscriber to fill in the number of shares subscribed, monetary amount and address; the subscriber shall sign and affix seal on the subscription form. The subscriber shall make payment based on the number of shares subscribed.

Article 87. The prospectus shall include the articles of association of the company formulated by the promoters and state the following matters:
(1) number of shares subscribed by the promoters;
(2) par value of each share and the issue price;
(3) total number of bearer shares to be issued;
(4) usage of the funds raised;
(5) rights and obligations of a subscriber; and
(6) a statement stating the commencement and cut-off date for the share offering and that where the shares are not fully subscribed by the cut-off date, the subscribers may withdraw their subscription.

Article 88. A share offering by the promoters to the public shall be underwritten by a securities company established in accordance with the law and an underwriting agreement shall be entered into.

Article 89. Promoters offering shares to the public shall enter into a custodial agreement with a receiving bank.

The receiving bank shall collect payments from the subscribers on behalf of the issuer in accordance with the agreement and issue receipts to the subscribers who have made payments, and shall have the obligation to show proof of collection to the relevant authorities.

Article 90. Upon the issued share capital being fully paid up, a capital verification organisation established in accordance with the law shall conduct a capital verification and issue a certificate. The promoters shall convene the founding meeting within 30 days. The founding meeting shall be constituted by the subscribers. Where the issued share capital is not fully subscribed by the cut-off date stipulated in the prospectus or the promoters fail to convene the founding meeting within 30 days following the issued share capital being fully paid up, the subscribers may demand from the promoters a refund of the payment and bank deposit interest for the same period.

Article 91. The promoters shall give notice to all subscribers 15 days in advance of the date of the founding meeting or make an announcement. The quorum of the founding meeting shall be subscribers holding more than half of the total number of shares. The founding meeting shall exercise the following duties and powers:
(1) review the report of promoters on preparatory status of the company;
(2) adopt the articles of association of the company;
(3) elect members of the board of directors;
(4) elect members of the board of supervisors;
(5) review the setting up expenses of the company;
(6) review the consideration of the assets used for capital contribution by the promoters;
(7) in the event of a *force majeure* event or a significant change in the business conditions which bears a direct influence on the establishment of the company, a resolution to halt the incorporation of the company may be made. A resolution of the founding meeting on any of the matters stipulated in the aforesaid paragraph shall be passed by a simple majority of votes held by the subscribers.
Article 92. The promoters and subscribers shall not withdraw their share capital after they have made their capital contribution, except where the shares are not fully subscribed by the deadline or the promoters fail to convene the founding meeting or the founding meeting passed a resolution to halt the incorporation of the company.
Article 93. The board of directors shall submit the following documents to the company registration authorities within 30 days from conclusion of the founding meeting to apply for incorporation and registration:
(1) application form for company registration;
(2) minutes of the founding meeting;
(3) articles of association of the company ;
(4) capital verification certificate;
(5) letter of appointment for the legal representative, directors and supervisors and their identity documents;
(6) legal person certificate or identity document of the promoters; and
(7) certificate of company address.
A company limited by shares established by share float shall submit the approval document issued by the securities regulatory authorities of the State Council to the company registration authorities if it proposes to offer shares to the public.
Article 94. Promoters of a company limited by shares who fail to make foil capital contribution in accordance with the provisions of the articles of association of the company shall make up for the payment; the other promoters shall bear joint liability.
Where it is discovered after the incorporation of a company limited by shares that the actual value of non-cash assets used for capital contribution for the incorporation is significantly lower than the amount stated in the articles of association of the company, the promoter who made the capital contribution shall make up for the difference; the other promoters shall bear joint liability.
Article 95. The promoters of companies limited by shares shall:
(1) bear the debts and expenses incurred for the incorporation in the event that the incorporation is unsuccessful; and
(2) bear joint liability for refund of the payments made by the subscribers and bank deposit interest for the same period in the event that the incorporation is unsuccessful:
(3) compensate the company for damages incurred by the company in the course of incorporation due to the fault of the promoters.
Article 96. In the case of a conversion from a limited liability company into a company limited by shares, the total amount of converted paid-up capital shall not exceed the net asset value of the company. A share offering by a company limited by shares converted from a limited liability company for the purpose of an increase in capital shall be handled in accordance with the provisions of the law.
Article 97. Companies limited by shares shall keep the articles of association of the company, register of shareholders, corporate bonds counterfoil book, minutes of meetings of the board of shareholders, minutes of meetings of the board of directors, minutes of meetings of the board of supervisors and financial reports at the company.
Article 98. Shareholders shall have the right to inspect the articles of association of the company,

register of shareholders, corporate bonds counterfoil book, minutes of meetings of the board of shareholders, resolutions of the board of directors, resolutions of the board of supervisors and finance reports and may give suggestions on or query the operations of the company.

SECTION 2 — SHAREHOLDERS' GENERAL MEETINGS

Article *99.* A shareholders' general meeting of a company limited by shares shall be constituted by all the shareholders; the shareholders' general meeting shall be the authority of the company and shall exercise duties and powers in accordance with the provisions of this Law.

Article 100. The provisions of Article 38(1) on the duties and powers of the board of shareholders of limited liability companies shall apply to shareholders' general meetings of companies limited by shares.

Article 101. An annual general meeting shall be convened once every year. An extraordinary general meeting shall be convened within two months of any of the following events:

(1) the number of directors falls below two-thirds of the quorum stipulated in this Law or articles of association of the company;

(2) the losses of the company which have not been made good equal one-third of the paid-up capital of the company;

(3) requisition of a shareholders' general meeting by a shareholder who holds 10% or more of the company's shares or several shareholders who hold 10% or more of the company's shares jointly;

(4) the board of directors deems it necessary to converie a shareholders' general meeting:

(5) the board of supervisors proposes to convene a shareholders' general meeting: or

(6) other events stipulated by the articles of association of the company.

Article 102. Shareholders' general meetings shall be convened by the board of directors and chaired by the chairman; where the chairman is unable or fails to perform his/her duties, the deputy chairman shall chair the meeting; where the deputy chairman is unable or fails to perform his/her duties, a director appointed by more than half of the board of directors shall chair the meeting.

Where the board of directors is unable to or fails to convene a shareholders' general meeting, the board of supervisors shall convene and chair a meeting promptly; where the board of supervisors fails to convene and chair the meeting, a shareholder who holds 10% or more of the shares of the company or several shareholders who hold 10% or more of the shares of the company jointly for 90 days or more consecutively may convene and chair the meeting.

Article 103. All the shareholders shall be informed in writing 20 days in advance of a shareholders' general meeting of the date and venue of meeting and the agenda. All the shareholders shall be informed 15 days in advance of an extraordinary general meeting; where the agenda includes an issue of bearer shares, a notice of the meeting stating the date and venue of the meeting and the agenda shall be given 30 days in advance.

A shareholder who holds 3% or more of the shares of the company or several shareholders who hold 3% or more of the shares of the company jointly may submit a written proposal of an agenda item ten days before a shareholders' general meeting to the board of directors; the board of directors shall inform other shareholders of the proposal within two days from receipt of the proposal and table the proposal at the shareholders' general meeting for review. The contents of the proposed agenda item shall be within the scope of duties and powers of the shareholders' general meeting and shall contain a specific topic and specific resolution. The shareholders' general meeting shall not resolve on matters which are not set out in the notice of meeting.

Holders of bearer shares attending a shareholders' general meeting shall deposit their share certificates with the company from five days before the meeting to the conclusion of the shareholders' general meeting.

Article 104. Shareholders attending a shareholders' general meeting shall exercise one vote per share. Company shares held by the company shall not carry voting rights. Resolutions of a shareholders' general meeting shall be passed by a simple majority of votes cast by shareholders present at the meeting. Resolutions of a shareholders' general meeting on amendment to the articles of association of the company, increase or reduction in registered capital, merger, division, dissolution or change of company structure shall be passed by two-thirds majority of votes cast by shareholders present at the meeting.

Article 105. Where the provisions of this Law and the articles of association of the company require a resolution of the shareholders' general meeting for the transfer of major assets to others

or vice versa or provision of guarantee to external parties etc, the board of directors shall convene a shareholders' general meeting promptly for the passing of a resolution on the aforesaid matter.
Article 106. A cumulative voting system may be implemented for the election of directors and supervisors at a shareholders' general meeting in accordance with the provisions of the articles of association of the company or a resolution of the shareholders' general meeting. The cumulative voting system referred to in this Law shall mean that the voting rights carried by each share shall correspond to the number of directors or supervisors to be elected and the shareholders may use their voting rights collectively for election of directors or supervisors at a shareholders' general meeting.
Article 107. Shareholders may appoint their proxies to attend a shareholders' general meeting; the proxies shall submit a power of attorney to the company and exercise the voting rights within the scope of authorisation.
Article 108. Minutes of shareholders' general meetings shall be recorded and signed by the chairman and directors who attended the meeting. The minutes of meetings shall be kept together with the record of shareholders' signatures and copies of power of attorney.
SECTION 3 — BOARD OF DIRECTORS AND MANAGERS
Article 109. The board of directors of companies limited by shares shall comprise five to 19 members.
The board of directors may comprise employees' representatives. Employees' representatives who sit on the board of directors shall be appointed by company employees via an employees' representative congress or employees' congress or other forms of democratic election.
The provisions of Article 46 on the term of appointment of directors of limited liability companies shall apply to directors of companies limited by shares.
The provisions of Article 47 on duties and powers of the board of directors of limited liability companies shall apply to the board of directors of companies limited by shares.
Article 110. The board of directors shall appoint a chairman and may appoint a deputy chairman. The chairman and a deputy chairman shall be elected by a simply majority of votes cast by all the directors.
The chairman shall convene and chair meetings of the board of directors, check the status of implementation of resolutions of the board of directors. The a deputy chairman shall assist the chairman to perform his/her duties; where the chairman is unable or fails to perform his/her duties, the deputy chairman shall perform the duties; where the deputy chairman is unable or fails to perform the duties, a director appointed by more than half of the board of directors shall perform the duties.
Article 111. The board of directors shall convene at least two meetings every year. All the directors and supervisors shall be informed of the meeting ten days before a meeting. Shareholders holding one-tenth or more of the voting rights or one-third or more of the board of directors or board of supervisors may propose to convene an ad hoc meeting of the board of directors. The chairman shall convene and chair a meeting of the board of directors within ten days from receipt of the proposal. The board of directors may determine the method and period of notice in the case of an ad hoc meeting convened by the board of directors.
Article 112. A meeting of board of directors shall be constituted by more than half of the board of directors. Resolutions of the board of directors shall be passed by a simple majority of votes cast by all the directors.
Each director shall have one vote for each resolution of the board of directors.
Article 113. Directors shall attend meetings of the board of directors in person; a director who is unable to attend a meeting may issue a power of attorney to appoint another director to attend the meeting on his behalf; the power of attorney shall state the scope of authorisation.
Minutes of meetings of the board of directors shall be recorded and signed by the directors who attended the meeting. The directors shall be liable for resolutions of the board of directors. Where a resolution of the board of directors violates the provisions of laws and administrative regulations or the articles of association of the company or a resolution of the shareholders' general meeting and causes the company to suffer serious damages, directors who participated in the resolution shall bear compensation liability towards the company; where a director who can prove that he/she has objected to the resolution and such objection is recorded in the minutes of meeting, the liability of the director may be waived.
Article 114. Managers of companies limited by shares may be appointed or dismissed by the board

of directors.
The provisions of Article 50 on duties and powers of the managers of limited liability companies shall apply to the managers of companies limited by shares.
Article 115. The board of directors may appoint a director to take the post of manager concurrently.
Article 116. A company shall not provide loans to its directors, supervisors or senior management personnel directly or through its subsidiaries.
Article 117. Companies shall disclose information on remuneration of directors, supervisors and senior management personnel to their shareholders regularly.
SECTION 4 — BOARD OF SUPERVISORS
Article 118. Companies limited by shares shall establish a board of supervisors comprising not less than three members.
The board of supervisors shall include shareholders' representatives and an appropriate number of employees' representatives; the ratio of employees' representative therein shall not be less than one-third and such ratio shall be stipulated by the articles of association of the company.
Employees' representatives sitting on the board of supervisors shall be appointed by company employees via an employees' representative congress or employees' congress or other forms of democratic election. The board of supervisors shall appoint a chairman and may appoint a deputy chairman. The chairman and deputy chairman of the board of supervisors shall be elected by more than half of the board of supervisors. The chairman of the board of supervisors shall convene and chair meetings of the board of supervisors; where the chairman of the board of supervisors is unable or fails to perform his/her duties, the deputy chairman of the board of supervisors shall convene and chair meetings of the board of supervisors; where the deputy chairman of the board of supervisors is unable or fails to perform his/her duties, a supervisor appointed by more than half of the board of supervisors shall convene and chair the meetings of the board of supervisors.
Directors and senior management personnel shall not take the post of supervisor concurrently.
The provisions of Article 53 on the term of appointment of supervisors of limited liability companies shall apply to the supervisors of companies limited by shares.
Article 119. The provisions of Article 54 and Article 55 on duties and powers of the board of supervisors of limited liability companies shall apply to the board of supervisors of companies limited by shares.
Expenses incurred by the board of supervisors in the exercising of duties and powers shall be borne by the company.
Article 120. The board of supervisors shall convene at least one meeting every six months. A supervisor may propose to convene an ad hoc meeting of the board of supervisors.
The rules of procedure and voting procedures of the board of supervisors shall be stipulated by the articles of association of the company, unless otherwise provided in this Law.
Minutes of meetings of the board of supervisors shall be recorded and signed by the supervisors who attended the meeting.
SECTION 5 — SPECIAL PROVISIONS ON ORGANISATION OF LISTED COMPANIES
Article 121. Listed companies referred to in this Law shall mean companies limited by shares whose shares are listed and traded on a stock exchange.
Article 122. Where a listed company acquired or sold major assets or provided guarantee amount(s) which exceeds 30% or more of its assets within a year, a resolution of the shareholders' general meeting passed by a two-third majority of shareholders who attended the meeting shall be required.
Article 123. Listed companies shall appoint independent directors: the specific measures shall be provided by the State Council.
Article 124. Listed companies shall appoint a board secretary to be responsible for preparation of meetings of the board of shareholders and board of directors, keeping of documents, management of shares and handling of information disclosure etc.
Article 125. The board of directors and directors of a listed company shall abstain from voting on a resolution or vote on behalf of another director if they are an interested party in the resolution matter. The meeting of the board of directors may be constituted by more than half of those directors who are not a related party; the resolution of the board of directors shall be passed by a simple majority of votes cast by directors who are not a related party. Where the number of directors who are not a related party is less than 3, the matter shall be submitted to the board of

shareholders of the listed company for review.

CHAPTER V — SHARE ISSUES AND SHARE TRANSFERS OF COMPANIES LIMITED BY SHARES

SECTION 1 — SHARE ISSUES

Article 126. The capital of a company limited by shares is divided into shares of equal par value. Shares of the companies shall be in script form. Share certificates shall be the proof issued by a company for the shares held by the shareholders.

Article 127. Share issues shall comply with the principles of fairness and equity. Shares of the same type shall *rank pan passu.* The terms and price shall be the same for all shares of the same type in a share issue. An organisation or individual shale pay the same price for each share subscribed.

Article 128, Shares may be issued at the par value or at a premium but shall not be issued below par value.

Article 129. Shares shall be issued in script form or other forms stipulated by the securities regulatory authorities of the State Council.

A share certificate shall state the following:

(1) name of the company;
(2) date of incorporation of the company;
(3) type of shares, par value and number of shares; and
(4) serial number of the share certificate.

Share certificates shall be signed by the Segal representative and affixed with the company seal. Share certificates for promoter's shares shall state the wordings "promoter's shares".

Article 130. Shares issued by a company may be in the form of registered shares or bearer shares. Shares issued by a company to promoters or legal persons shall take the form of registered shares and the share certificates shall state the name of the promoter or legal person and shall not state another name or the name of a representative.

Article 131. Companies issuing registered shares shall keep a register of shareholders which records the following:

(1) name and address of the shareholder;
(2) number of shares held by each shareholder;
(3) serial number of the share certificate of each shareholder; and
(4) date of acquisition of shares of each shareholder.

Companies issuing bearer shares shall record the number of shares, serial number of share certificates and date of issue.

Article 132. The State Council may formulate separate regulations on companies issuing other types of shares which are not provided in this Law.

Article 133. A company limited by shares shall deliver share certificates to their shareholders upon its incorporation. A company shall not deliver share certificates to its shareholders prior to its incorporation.

Article 134. A resolution of the board of shareholders or board of directors shall be passed on the following matters in accordance with the provisions of the articles of association of the company for issue of new shares:

(1) type and number of new shares;
(2) issue price of new shares;
(3) date of commencement and cut-off date for issue of new shares; and
(4) type and number of new shares issued to existing shareholders.

Article 135. Companies approved by the securities regulatory authorities of the State Council to issue new shares shall announce the prospectus of the new shares and financial report and prepare a subscription form.

The provisions of Article 88 and Article 89 shall apply to issue of new shares.

Article 136. A company may determine the pricing scheme in accordance with its business and financial status for Issue of new shares.

Article 137. A company shall complete change of registration formalities with the company registration authorities and make an announcement after all the new shares issued are being fully subscribed.

SECTION 2 — SHARE TRANSFERS

Article 138. Shareholders may transfer their shares in accordance with the provisions of the law.

Article 139. Share transfers by shareholders shall be carried out at a stock exchange established in

accordance with the law or via other methods stipulated by the State Council.
Article 140. Transfer of registered shares shall be made by shareholders by way of endorsement or other methods stipulated by laws and administrative regulations; the company shall record the name and address of the transferee in the register of shareholders upon the transfer. Such alteration of records in the register of shareholders shall not be made within 20 days before the convening of a shareholders' general meeting or within five days from the record date for determination of dividend distribution by the company. Where the law provides otherwise for alteration of.records in the register of shareholders of listed companies, such provisions shall prevail.
Article 141. Transfer of bearer shares shall take effect upon delivery of the share certificate by the shareholder to the transferee.
Article 142. Shares held by promoters shall not be transferred within one year from the date of incorporation of the company. Shares issued by the company before the share offering shall not be transferred within one year from the date on which the shares of the company are listed on a stock exchange.
Directors, supervisors and senior management personnel of a company shall declare their shareholding in the company and changes In such shareholding to the company; and shall not transfer more than 25% of their shareholding in the company during their term of appointment or transfer their shares within one year from the date on which the shares of the company are listed on a stock exchange. The aforesaid persons shall not transfer their shares in the company within half a year after leaving their post. The articles of association of the company may make restrictive provisions on transfer of shares of the company held by directors, supervisors and senior management personnel.
Article 143. Companies shall not make a share buyback, except under any of the following circumstances:
(1) reduction of registered capital of the company;
(2) merger with another company which holds shares of the company;
(3) distribution of shares to employees as an incentive; and
(4) request from shareholders who object to a resolution of a shareholders' general meeting on merger or division of the company for the company to acquire their shares.
A resolution of a shareholders' general meeting is required for a share buyback by a company under any of the circumstances stipulated in item (l) to (3) above. The shares acquired under a share buyback made under the circumstances stipulated in item (1) shall be cancelled within ten days from the date of acquisition of the shares; the shares shall be transferred or cancelled within six months if the share buyback is made under the circumstances stipulated in item (2) and (4). The shares acquired under a share buyback made by a company in accordance with the provisions of item (3) shall not exceed 5% of the issued share capital; funds used for the acquisition shall be paid out from the post-tax profit of the company; the acquired shares shall be transferred to employees within one year.
A company shall not accept its own shares as pledge subject.
Article 144. A shareholder whose registered shares are stolen, lost or extinguished may request, pursuant to the announcement and assertion of claim procedures stipulated in the *Civil Litigation Law of the People's Republic of China* for a people's court to declare the shares null and void. Upon declaration of the shares by the people's court to be void, the shareholder may apply for issue of replacement shares.
Article 145. Shares of listed companies shall be listed and traded in accordance with the provisions of the relevant laws and administrative regulations and stock exchange rules.
Article 146. Listed companies shall announce information on their financial status, business status and any major lawsuit in accordance with the provisions of laws and administrative regulations and announce half-year financial reports.
CHAPTER VT — QUALIFICATIONS AND OBLIGATIONS OF COMPANY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT PERSONNEL
Article 147. The following persons shall not act as a director, supervisor or senior management personnel:
(1) a person who has no civil capacity or who has limited civil capacity;
(2) a person who has been convicted for corruption, bribery, conversion of property or disruption of the order of socialist market economy and a five-year period has not lapsed since expiry of the execution period or a person who has been stripped of political rights for being

convicted of a crime and a five-year period has not lapsed since expiry of the execution period;
(3) a person who acted as a director, factory manager, manager in a company which has been declared bankrupt or liquidated and who is personally accountable for the bankruptcy or liquidation of the company; and a three-year period has not lapsed since the completion of bankruptcy or liquidation of such company:
(4) a person who has acted as a legal representative of a company which has its business licence revoked or being ordered to close down for a breach of law and who is personally accountable, and a three-year period has not lapsed since the revocation of the business licence of such company; and
(5) a person who is unable to repay a relatively large amount of personal debts. Where the election or appointment of a director, supervisor or senior management personnel is in violation of the aforesaid provisions, such election or appointment shall be void. In the event of the circumstances stipulated in item (1) above during the term of appointment of a director, supervisor or senior management personnel, the company shall remove the director, supervisor or senior management personnel.
Article 148. Directors, supervisors and senior management personnel shall comply with the provisions of laws and administrative regulations and the articles of association of the company and bear fiduciary duties towards the company.
Directors, supervisors and senior management personnel shall not abuse their duties and rights to receive bribes or other illegal income and shall not convert company assets.
Article 149. A director or senior management personnel shall not:
(1) misappropriate company funds;
(2) deposit company funds in a bank account opened in his/her name or in the name of others;
(3) use of company funds to make loans to others or provide guarantee for others without the consent of the board of shareholders, a shareholders' general meeting or the board of directors and in violation of the provisions of the articles of association of the company;
(4) enter into contracts with the company or carry out transactions with the company in violation of the provisions of the articles of association of the company or without the consent of the board of shareholders or a shareholders' general meeting;
(5) abuse his/her duties and powers to seize commercial opportunities of the company for himself/herself or others or engage in similar business as the company's on his/her own or with others without the consent of the board of shareholders or a shareholders' general meeting;
(6) pocket the commissions for transactions between the company and other parties;
(7) disclose company secrets arbitrarily; and
(8) do any other act which violates his/her fiduciary duties towards the company. Income received by directors and senior management personnel in violation of the aforesaid provisions shall belong to the company.
Article 150. A director, supervisor or senior management personnel who violates the provisions of laws and administrative regulations or the articles of association of the company in his/her performance of duties and powers and causing the company to suffer damages shall bear compensation liability.
Article 151. Where the board of shareholders or a shareholders' general meeting requires a director, supervisor or senior management personnel to attend a meeting, the director, supervisor or senior management personnel shall attend the meeting and answer the queries of the shareholders.
Directors or senior management personnel shall provide the relevant information and data truthfully to the board of supervisors or the supervisor (in the case of a limited liability company which has not established a board of supervisors) and shall not obstruct the exercising of powers and performance of duties by the board of supervisors or the supervisor.
Article 152. In the event of circumstances stipulated in Article 150 involving *a* director or senior management personnel, a shareholder or a group of shareholders of a limited liability company or a company limited by shares holding 1% or more of shares in the company for 180 days consecutively may submit a request in writing to the board of supervisors or the supervisor (in the case of a limited liability company which has not established a board of supervisors) to file a lawsuit with a people's court; Under any of the circumstances stipulated in Article 150 involving a supervisor, the aforesaid shareholder(s) may submit a request in writing to the board of directors or the executive director (in the case of a limited liability company which have not established a board of directors) to file a lawsuit with a people's court.

Where the board of supervisors or the supervisor (in the case of a limited liability company which has not established a board of supervisors) or the board of directors or the executive director refuses to file a lawsuit pursuant to the written request of the shareholders) or fails to file a lawsuit within 30 days from receipt of the request or where the circumstances are urgent and the company will suffer irrecoverable losses if a lawsuit is not filed forthwith, the aforesaid shareholder(s) shall have the right to file a lawsuit with a people's court directly in their own name to protect the interests of the company.

In the event of an infringement of the legal interests of the company by others which causes the company to suffer damages, shareholders mentioned in the first paragraph of this Article may file a lawsuit with a people's court in accordance with the provisions of the aforesaid paragraphs.

Article 153. In the event that a director or senior management personnel violates the provisions of the laws and administrative regulations or the articles of association of the company and infringes upon the interests of the shareholders, the shareholders may file a lawsuit with a people's court.

CHAPTER VII — CORPORATE BONDS

Artiele 154. Corporate bonds referred to in this Law shall mean priced securities issued by companies in accordance with statutory procedures under which the issuer agrees to pay principal and interest to the holders within a stipulated period. Issue of corporate bonds shall satisfy the issue requirements stipulated in the *Securities Law of the People's Republic of China.*

Article 155. The method of offering of corporate bonds shall be announced upon approval of the application for issue of corporate bonds by the authorised department of the State Council. The method of offering of corporate bonds shall state the following matters:

(1) name of the company;
(2) usage of the funds raised;
(3) issue size and par value;
(4) how the coupon rate is determined;
(5) period and method of principal repayment and interest payment;
(6) guarantee for the issue;
(7) issue price and time limit of the issue;
(8) net assets of the company;
(9) total amount of outstanding bonds previously issued; and
(10) underwriter of the issue.

Article 156. Corporate bond certificates shall state the name of the company, par value of the bond, coupon rate, repayment schedule etc and shall be signed by the legal representative and affixed with the company seal

Article 157. Corporate bonds may take the form of registered bonds or bearer bonds.

Article 158. Companies shall keep a corporate bond counterfoil book.

The following matters shall be stated in the corporate bond counterfoil book for an issue of registered bonds:

(1) name and address of bondholder;
(2) date of acquisition of the bonds and serial number of the corporate bond certificate;
(3) total amount of bonds, par value of the bonds, coupon rate, method and period of principal repayment and interest payment; and
(4) date of issue.

The corporate bond counterfoil record book for bearer bonds shall state the total amount of bonds, coupon rate, schedule and method of repayment, date of issue and serial numbers of the bond certificates.

Article 159. Registration and settlement organisations for registered bonds shall establish the relevant systems for bond registration, custodian, interest payment and redemption etc.

Article 160. Corporate bonds shall be transferable and the transfer price shall be agreed between the transferor and the transferee.

Trading of corporate bonds on a stock exchange shall comply with the trading rules of the stock exchange.

Article 161. Registered bonds shall be transferred by way of endorsement by the bondholder or other methods stipulated by the laws and administrative regulations. Upon completion of the transfer, the company shall record the name and address of the transferee in the corporate bond counterfoil record book.

Transfer of bearer bonds shall take effect upon delivery of the bond by the bondholder to the

transferee.
Article 162. A shareholders' general meeting of a listed company may pass a resolution on issuance of convertible corporate bonds and stipulate the method of conversion in the prospectus of the bond issue. Listed companies issuing convertible corporate bonds shall obtain the approval of the securities regulatory authorities of the State Council. The corporate bond certificates for convertible corporate bonds shall state the wordings "convertible corporate bonds" and the balance of convertible corporate bonds shall be recorded in the corporate bond counterfoil record book.
Article 163. Companies which have issued convertible corporate bonds shall convert such corporate bonds into shares for the bondholders in accordance with the method of conversion; however the bondholders shall have the right to opt for conversion or non-conversion of such corporate bonds into shares.
CHAPTER VIII — FINANCE AND ACCOUNTING OF COMPANIES
Article 164. Companies shall establish their finance and accounting system in accordance with the provisions of the laws and administrative regulations and the rules of the finance authorities of the State Council.
Article 165. Companies shall prepare financial accounting reports at the end of each accounting year and such financial accounting reports shall be audited by an accounting firm m accordance with the provisions of the law. Preparation of financial accounting reports shall comply with the provisions of the laws and administrative regulations and the rules of the finance authorities of the State Council.
Article 166. Limited liability companies shall deliver their financial accounting reports to all shareholders by the deadline stipulated in the articles of association of the company. The financial accounting reports of a company limited by shares shall be made available at the company at least 20 days before the date of the annual general meeting for inspection by the shareholders; companies limited by shares which have made public offering of shares shall announce their financial accounting reports.
Article 167. Companies shall contribute 10% of the profits into their statutory surplus reserve upon distribution of their post-tax profits of the current year. A company may discontinue the contribution when the aggregate sum of the statutory surplus reserve is more than 50% of its registered capital.
Where the balance of the statutory surplus reserve of a company is insufficient to make good its losses in the previous year, the company shall make good such losses using its profits of the current year before making contribution to the statutory surplus reserve in accordance with the provisions of the preceding paragraph.
Upon contribution to the statutory surplus reserve using its post-tax profits, a company may make further contribution to the surplus reserve using its post-tax profits in accordance with a resolution of the board of shareholders or a shareholders' general meeting. The provisions of Article 35 shall apply to the limited liability companies for making good of losses and contribution to the surplus reserve using post-tax profits; companies limited by shares shall make contributions based on the shareholding ratio of the shareholders, unless their articles of association provide otherwise.
Where the board of shareholders, board of shareholders or board of directors violates the provisions of the preceding paragraphs to make profit distribution to the shareholders before making good the losses and contributing to the statutory surplus reserve, the shareholders shall return such distributed profits to the company. Companies which have made a share buyback shall not make profit distributions.
Article 168. The proceeds from shares of a company limited by shares issued at a premium and other income which are required to be contributed to the statutory surplus reserve as provided by the finance authorities of the State Council shall be contributed to the statutory surplus reserve accordingly.
Article 169. The surplus reserve of a company shall be used to make good the losses of the company or expand the business and production of the company or converted into additional capital. However, the statutory surplus reserve shall not be used to make good the losses of the company.
In the event of a conversion of statutory surplus reserve into additional capital, the balance of the statutory surplus reserve after the conversion shall not be less than 25% of the original registered capital.
Article 170. Appointment or removal of the auditor of a company shall comply with the

provisions of the provisions of the articles of association of the company and decided by the board of shareholders, a shareholders' general meeting or the board of directors.
The board of shareholders, a shareholders' general meeting or the board of directors shall allow the auditor to make a representation when passing a resolution on the removal of the auditor.
Article 171. Companies shall provide accurate and complete accounting vouchers, accounting books, financial accounting reports and other accounting information to their auditor and shall not refuse to provide information, hide or provide false information.
Article 172. Companies shall not establish separate accounting books other than statutory accounting books.
Company assets shall not be deposited in accounts opened and maintained in the name of an Individual.

CHAPTER IX — MERGER, DIVISION, INCREASE IN CAPITAL AND CAPITAL REDUCTION OF COMPANIES

Article 173. Mergers of companies may take the form of mergers by absorption or mergers by new establishment.
Mergers by absorption shall mean that one company admits one or more other companies into its own company, whereby the admitting company survives and the admitted company or companies is/are dissolved. Mergers by new establishment shall mean that two or more companies merge to establish a new company, whereby each party to the merger is dissolved.
Article 174. The parties to a merger shall enter into a merger agreement for a company merger and prepare a balance sheet and a list of assets. The company shall notify its creditors within ten days from the date of the resolution on the merger and publish an announcement on the newspapers within 30 days. The creditors may demand, within 30 days from receipt of the notice (or within 45 days for those creditors who did not receive the notice), that the company settles the debts or provides the corresponding guarantee.
Article 175. The surviving company or the newly established company of a merger shall assume the claims and debts of the parties to the merger.
Article 176. In the event of a division, the assets of the company shall be divided accordingly. A company which proposes a division shall prepare a balance sheet and a list of assets. The company shall notify their creditors within ten days from the date of resolution on the division and publish an announcement on the newspapers within 30 days.
Article 177. The surviving company of a division shall bear joint liability for the debts of a company prior to its division, unless the company prior to the division and its creditors have entered into an agreement in writing on debt settlement,
Article 178. A company which proposes to reduce its registered capital shall prepare a balance sheet and a list of assets.
The company shall notify its creditors within ten days from the date of resolution on reduction in registered capital and publish an announcement on the newspapers within 30 days. The creditors may demand, within 30 days from receipt of the notice (or within 45 days for those creditors who did not receive the notice), that the company settles the debts or provide the corresponding guarantee. The registered capital of the company after the reduction shall not be lower than the statutory minimum.
Article 179. Contribution to the additional capital of a limited liability company by its shareholders shall comply with the relevant provisions of this Law on capital contribution by shareholders of limited liability companies at the time of establishment.
Subscription by shareholders to new shares issued by a company limited by shares for an increase in registered capital shall comply with the relevant provisions of this Law on subscription of shares by shareholders of companies limited by shares at the time of establishment.
Article 180. In the event of a merger or division or change in registration details, change of registration formalities shall be completed with the company registration authorities in accordance with the provisions of the law; when a company is dissolved, de-registration formalities shall be completed in accordance with the provisions of the law; registration formalities shall be completed in accordance with the provisions of the law for establishment of a new company.
Change in registration formalities shall be completed with the company registration authorities hi accordance with the provisions of the law for increase or reduction of registered capital.

CHAPTER X — DISSOLUTION AND LIQUIDATION OF COMPANIES

Article 181. A company shall be dissolved for the following reasons:

(1) expiry of the term of operation stipulated in the articles of association of the company or occurrence of an event which triggers the dissolution as provided in the articles of association of the company;
(2) a resolution on dissolution has been passed by the board of shareholders or a shareholders' general meeting;
(3) where the dissolution is required by a merger or division;
(4) the business licence is revoked or the company is ordered to be closed down;
(5) a dissolution of the company is ordered by a people's court in accordance with the provisions of Article 183.

Article 182. In the event of any of the circumstances set out in Article 181(1), the company may continue to exist by making an amendment to its articles of association. Such amendment to the articles of association of a limited liability company shall require a resolution passed by a two-third majority of votes cast by its shareholders; in the case of a company limited by shares, such a resolution shall be passed by a two-third majority of votes cast by its shareholders present at a shareholders' general meeting.

Article 183. Where a company experiences serious difficulties in its business and the shareholders will suffer serious damages if the company continues its operation, a shareholder or a group of shareholders holding 10% or more of the shares of the company may, in the absence of any other means, request for a mandatory dissolution of the company by a people's court.

Article 184. Where a company is dissolved in accordance with the provisions of Article 181 (1), (2), (4) or (5), a liquidation group shall be established to commence liquidation within 15 days from the occurrence of the event which triggers the dissolution. The liquidation group of a limited liability company shall be formed by the shareholders; the liquidation group of a company Limited by shares shall comprise members appointed by the directors or the board of shareholders. Where the liquidation group is not established by the deadline to conduct liquidation, the creditors may apply to a people's court to appoint a liquidation group to conduct liquidation. The people's court shall accept the application and form a liquidation group promptly to conduct liquidation.

Article 185. The liquidation group shall exercise the following duties and powers during the liquidation period:
(1) disposal of company assets, preparation of balance sheet and list of assets:
(2) notification to creditors and public announcement;
(3) handling outstanding business of the company which relates to the liquidation:
(4) settlement of outstanding tax payments and tax payments which arise during the liquidation period;
(5) settlement of creditors' rights and debts;
(6) disposal of assets remaining after settlement of the company's debts; and
(7) representing the company in civil litigation.

Article 186. The liquidation group shall notify the creditors within ten days from the date of its establishment and publish an announcement on the newspapers within 60 days. The creditors may, within 30 days from receipt of the notice (or within 45 days for those creditors who did not receive the notice), declare their creditors' rights to the liquidation group.
Creditors declaring then- creditors' rights shall provide details of the creditors' rights and the relevant proof. The liquidation group shall register the creditors' rights. During the declaration period, the liquidation group shall not settle any creditors' rights.

Article 187. Upon disposal of company assets and preparation of the balance sheet and list of assets by the liquidation group, a liquidation plan shall be formulated and reported to the board of shareholders, a shareholders' general meeting or a people's court for confirmation.
The company assets shall be applied for the payment of liquidation expenses, employees' wages, social security premiums and statutory compensation, payment of outstanding taxes and settlement of company debts; the remaining assets shall be distributed to shareholders in accordance with the ratio of capital contribution in the case of a limited liability company and in accordance with the ratio of shareholders in the case of a company limited by shares. During the liquidation period, a company shall not engage in business operations which are not related to the liquidation.
Company assets shall not be distributed to the shareholders prior to settlement of the aforesaid liabilities.

Article 188. Where the liquidation group discovers upon disposal of company assets and preparation of the balance sheet and list of assets that the company assets are insufficient to settle

the debts, an application shall be made to a people's court to declare the company bankrupt. Where a company has been declared bankrupt by a people's court, the liquidation group shall transfer the liquidation task to the people's court.

Article 189. Upon completion of the liquidation, the liquidation group shall prepare and submit a liquidation report to the board of shareholders, a shareholders' general meeting or *a.* people's court for confirmation, submit a copy of the liquidation report to the company registration authorities to apply for de-registration and make a public announcement of the termination of the company.

Article 190. Members of a liquidation group shall perform their duties diligently and perform liquidation obligations in accordance with the provisions of the law.

Members of a liquidation group shall not abuse their duties and rights to accept bribes or other illegal income and shall not convert company assets.

Members of a liquidation group shall bear compensation liability towards the company or its creditors for damages suffered by the company or its creditors due to an intentional or serious mistake of the member(s) of the liquidation group.

Article 191. Where a company is declared bankrupt in accordance with the provisions of the law, bankruptcy liquidation shall be conducted in accordance with the provisions of enterprise bankruptcy laws.

CHAPTER XI — BRANCHES OF FOREIGN COMPANIES

Article 192. Foreign companies referred to in this Law shall mean companies established outside China in accordance with the provisions of foreign laws.

Article 193. An application for establishment of a branch in China by a foreign company, the articles of association of the company and certificate of incorporation issued by the country of origin etc shall be submitted to the authorities in China. Upon approval, registration formalities shall be completed with the company registration authorities and a business licence shall be obtained.

Measures on examination and approval of branches of foreign companies shall be provided separately by the State Council.

Article 194. A foreign company shall appoint a representative or an agent for its branch in China and allocate funds corresponding to the operations of the branch. The State Council shall provide regulations on the statutory minimum operating funds of branches of foreign companies separately.

Article 195. Branches of foreign companies shall state their nationality and form of business entity in then- name.

Branches of foreign companies shall keep a copy of the articles of association of the foreign company in their office.

Article 196. Branches established in China by foreign companies do not qualify as a Chinese legal person.

Foreign companies shall bear civil liability for the businesses carried out by their branches in China.

Article 197. Branches of foreign companies duly established in China to engage in business activities shall comply with the provisions of China laws and shall not infringe upon public interest; their legal rights and interests shall be protected by China laws.

Article 198. A foreign company shall settle all debts of its branch in China in accordance with the provisions of the law when it closes down its branch in China and shall conduct liquidation in accordance with company liquidation procedures stipulated in this Law. Prior to settlement of the debts, a foreign company shall not transfer the assets of its branch out of China,

CHAPTER XII — LEGAL LIABILITY

Article 199. Any party who violates the provisions of this Law in making a fraudulent declaration of its registered capital, submitting false materials or adopt other fraudulent means to conceal important fact to obtain company registration shall be ordered by the company registration authorities to make correction; a fine ranging from 5% to 15% of the registered capital shall be imposed on a company which has made fraudulent declaration; a fine ranging from RMB50,000 to RMB500,000 shall be imposed on a company which has submitted false materials or adopt other fraudulent means to conceal important fact; where the circumstances are serious, the company shall be de-registered or have its business licence revoked.

Article 200. Promoters or shareholders who make false capital contribution or fail to make cash or

non-cash contribution in accordance with the schedule shall be ordered by the company registration authorities to make correction and imposed with a fine ranging from 5% to 15% of the amount of false capital contribution.
Article 201. Promoters or shareholders who withdraw their capital contribution after the company is incorporated shall be ordered by the company registration authorities to make correction and a fine ranging from 5% to 15% of the amount of withdrawn capital contribution.
Article 202. A company which violates the provisions of this Law in establishing separate accounting books other than statutory accounting books shall be ordered by the finance authorities of a people's government of county level and above to make correction and be imposed with a fine ranging from RMB50,000 to RMB500,000.
Article 203. Where a company made false records or concealed important fact on financial accounting reports etc provided to the relevant authorities as required by the law, the person-in-charge and other personnel who are directly responsible shall be imposed a fine ranging from RMB30,000 to RMB300,000 by the relevant authorities.
Article 204. A company which fails to contribute to statutory surplus reserve in accordance with the provisions of this Law shall be ordered by a people's government of county level and above to make up for the contribution and may be imposed a fine of not more than RMB200,000.
Article 205. A company which fails to notify its creditors or make an announcement for its merger, division, reduction in registered capital or liquidation in accordance with the provisions of this Law shall be ordered by the company registration authorities to make correction and be imposed a fine ranging from RMB10,000 to RMB100,000.
A company in liquidation which concealed its assets or made false records on its balance sheet or list of assets or distribute company assets before settlement of its debts shall be ordered by the company registration authorities to make correction and be imposed a fine ranging from 5% to 10% of the amount of company assets concealed or the amount of company assets distributed prior to debt settlement; the person-in-charge and other personnel who are directly responsible shall be imposed a fine ranging from RMB 10,000 to RMB 100,000.
Article 206. The company registration authorities shall issue a warning to a company in liquidation which engages in business operations unrelated to the liquidation and confiscate its illegal income.
Article 207. A liquidation group which fails to submit a liquidation report to the company registration authorities in accordance with the provisions of this Law or concealed an important fact or made a major omission in the liquidation report shall be ordered by the company registration authorities to make correction.
A member of a liquidation group who abuses his/her duties and powers to obtain dishonest gains, illegal income or conversion of company assets shall be ordered by the company registration authorities to return the company asset and surrender the illegal income and be imposed a fine ranging from one to five times the amount of the illegal income.
Article 208. The company registration authorities shall confiscate the illegal income of an asset valuation organisation or a capital verification organisation which provides false materials and impose a fine ranging from one to five times of the amount of illegal income; the relevant authorities may order the organisation to cease operations or revoke the qualification certificate of those personnel who are directly responsible or revoke the business licence of the organisation.
An asset valuation organisation or a capital verification organisation which provides a report containing a major omission by mistake shall be ordered by the company registration authorities to make correction; where the circumstances are serious, a fine ranging from one to five times of the income shall be imposed and the relevant authorities may order the organisation *to* cease operations or revoke the qualification certificate of those personnel who are directly responsible or revoke the business licence of the organisation.
Where the creditors of the company suffer damages due to an inaccurate valuation or capital verification issued by an asset valuation organisation or a capital verification organisation, the valuation organisation or capital verification organisation shall bear compensation liability within the scope of the inaccurate valuation or verification unless it is able to prove that the fault does not lie with the organisation.
Article 209. Where the company registration authorities grant registration to applicants which do not satisfy the requirements stipulated in this Law or reject registration applications which satisfy the requirements stipulated in this Law, the person-in-charge and other personnel who are directly

responsible shall be subject to administrative punishment in accordance with the provisions of the law.

Article 210. Where the higher company registration authorities order the company registration authorities to grant registration to applicants which do not satisfy the requirements stipulated in this Law or to reject registration applications which satisfy the requirements stipulated in this Law or to cover up illegal registration, the person-in-charge and other personnel who are directly responsible shall be subject to administrative punishment in accordance with the provisions of the law.

Article 211. An entity which is not duly registered as a limited liability company or a company limited by shares but uses the name of a limited liability company or a company limited by shares or an entity which is not duly registered as a branch company of a limited liability company or a company Limited by shares but uses the name of a branch company of a limited liability company or a company limited by shares shall be ordered by the company registration authorities to make correction or to be closed down and may be imposed a fine of not more than RMB100,000.

Article **212.** A company which fails to commence operations after six months from its incorporation or cease operations for more than six months after commencement of operations arbitrarily without any justification shall have its business licence revoked by the company registration authorities.

A company which fails to complete change of registration formalities for a change in company registration details in accordance with the provisions of the Law shall be ordered by the company registration authorities to complete the registration formalities by a stipulated deadline: if the registration formalities are not completed by a stipulated deadline, a fine ranging from RMB 10,000 to RMB 100,000 shall be imposed.

Article **213.** A foreign company which violates the provisions of this Law hi establishing a branch company in China shall be ordered by the company registration authorities to make correction or to be closed down and may be imposed a fine ranging from RMB50,000 to RMB200,000.

Article 214. A company which uses the name of a company to engage in activities which compromise national security or public interest shall have its business licence revoked.

Article 215. A company which violates the provisions of this Law shall bear civil compensation liability and pay fines and penalties; where its assets are insufficient for payment, civil compensation shall take precedence.

Article **216.** Where a violation of the provisions of this Law constitutes a criminal offence, criminal liability shale be pursued in accordance with the provisions of the taw.

CHAPTER XIII — SUPPLEMENTARY PROVISIONS

Article 217. The following terms used in this Law shall take the following definitions:

(1) Senior management personnel shall mean the manager, deputy manager, financial controller, board secretary of a listed company and other personnel stipulated in the articles of association of the company.

(2) Controlling shareholder shall mean a shareholder who contributes to 50% or more of the capital of a limited liability company or a shareholder who holds 50% or more of the shares of a company limited by shares or a shareholder who is able to exercise significant influence on the resolutions of the board of shareholders or a shareholders' general meeting even though it contributes to less than 50% of the capital or holds less than 50% of the shares.

(3) Actual controlling party shall mean a party which exercises actual control over a company as investor or through other agreements or arrangements even though it is not a shareholder of the company.

(4) Related parties shall mean controlling shareholders, actual controlling party, directors, supervisors, senior management personnel of a company and those enterprises which have a direct or indirect control over a company or whose relationship with the company may result in a transfer of the company's interests. However, fellow State-controlled enterprises shall not be deemed as related parties merely for this affiliation.

Article 218. The provisions of this Law shall apply to foreign-invested limited liability companies and companies limited by shares; where the laws on foreign investment provide otherwise, such provisions shall prevail.

Article 219. This Law shall be effective 1 January 2006.

国务院关于股份有限公司境外募集股份及上市的特别规定

国务院关于股份有限公司境外募集股份及上市的特别规定

1994年8月4日国务院令[1994]第160号发布，自发布之日起施行

第一条　为适应股份有限公司境外募集股份及境外上市的需要，根据《中华人民共和国公司法》第八十五条、第一百五十五条，制定本规定。

第二条　股份有限公司经国务院证券委员会批准，可以向境外特定的、非特定的投资人募集股份，其股票可以在境外上市。

本规定所称境外上市，是指股份有限公司向境外投资人发行的股票，在境外公司开公的证券交易场所流通转让。

第三条　股份有限公司向境外投资人募集并在境外上市的股份(以下简称境外上市外资股)，采取记名股票形式，以人民币标明面值的，以外币认购。

境外上市市外资股在境外上市，可以采取境外存股证形式或者股票的其他派生形式。

第四条　国务院证券委员会或者其监督管理执行机构中国证券监督管理委员会，可能与境外证券监督管理机构达成应谅解、协议，对股份有限公司向境外投资人募集股份并在境外上市及相关活动进行合作监督管理。

第五条　股份有限公司向境外投资人募集股份并在境外上市，应当按照国务院证券委员会的要求提出书面申请并附有关材料，报经国务院证券委员会批准。

第六条　国有企业或者国有资产占主导地位的企业按照国家有关规定改建为向境外投资人募集股份并在境外上市的股份有限公司，以发起方式设立的，发起人可以少于5人；该股份有限公司一经成立，即可以发行新股。

第七条　向境外投资人募集股份并在境外上市的股份有限公司(以下简称公司)向境内投资人发行的股份(以下简称内资股)，采取记名股票形式。

第八条　经国务院证券委员会批准的公司发行境外上市外资股和内资股的计划，公司董事会可以作出分别发行的实施安排。公司依照前款规定分别发行境外上市外资股和内资股的计划，可以自国务院证委员会批准之日直 15 个月内分别实施。

第九条　公司在发行计划确定的股份总数内，分别发行境外上市外资股和内资股的，应当分别一次募足；有特殊情况不能一次募足，经国务院证券委员会批准，也可以分次发行。

第十条　公司发行计划确定的股份未募足的，不得在该发行计划外发行新股。公司需要调整发行计划的，由股东大会作出决议，经国务院授权的公司审批部门核准后，报国国务院证券委员会审批。

公司增资发行境外上市外资股与前一次发行股份的间隔期间，可以少于 12 上月。

第十一条　公司在发行计划确定的股份总数内发行境外上市外资股，经国务院证券委员会批准，可以与包销商在包光彩协议中约定，在包销数额之外预留不超过该次拟募集境外上市外资股数额 5%的股份。预留股份的发行，视为该资发行的一部分。

第十二条　公司分别发行境外上市外资股和内资股的计划，应当在公司各资募集股份的招股说明材料中全面、详尽披露。对已经批准并披露的发行计划进行调整的，必须重新披露。

第十三条　国务院证券委员会会同国务院授权的公司审批部门，可以对公司章程必备条款作出规定。公司章程应当载明公司章程必备条款怕要求的内容；公司不得擅自修改或者删除公司章程中有关公司章程必备条款的内容。

第十四条　公司应当在公司章程载明公司的营业期限。公司的营业期限，可以为永久存续。

第十五条　公司章程对公司及其股东、董事、监事、经理和其他高级管理人员具有约束力。公司及其股东、董事、监事、经理和其他高级管理人员均可以依据公司章程主张权利，提出仲裁或者提起诉讼。

本条第一款、第二款所称其他高级管理人员包括公司财务负责人、董事会秘书和公司章程规定的其他人员。

第十六条　依法持有境外上市外资股、其姓名或者名称登记在公司的股东名册上的境外投资人，为公司的境外上市外资股股东。

境外上市外资股的权益拥有人可以依照境外上市外资股股东名册正本存放地或者境外上市地的法律规定，将其股份登记在股份的名义持有人名下。

境外上市外资股股东名册为证明境外上市外资股股东持有公司股份的充分证据；但是有相反证据的除外。

第十七条　依据本规定第四条所指的谅解、协议，公司可以将境外上市外资股股东名册正本存放在境外，委托境外代理机构管理；公司应当将境外代理机构制作的境外上市外资股股东名册的副本备置于公司的住所。受委托的境外代理机构应当随时保证境外上市外资股股东名册正本、副本的一致性。

第十八条　境外上市外资股股东名册正本的更正需要依据司法裁定作出的，可以由名册正本存放地有管辖权的法院裁定。

第十九条　境外上市外资股股东遗失股票，申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易场所规则或者其他有关规定处理。

第二十条　公司召开股东大会，应当于会议召开45日前发出书面通知，将会议拟审议的事项以及会议日期和地点告知所有在册股东。

拟出席股东大会的股东应当于会议召开20日前，将出席会议的书面复送达公司。

书面通知和书面回复的具体形式由公司在公司章程中作出规定。

第二十一条　公司召开股东大会年会，持有公司有表决权的股份5%以上的股东有权以书面形式向公司提出新的提案，公司应当将提案中属于股东大会职责范围内的事项，列入该次会议的议程。

第二十二条　公司根据股东大会召开前20日时收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司有表决权的股份总数二分之一的，公司可以召开股东大会；达不到

的，公司应当于5日内将会议拟审的事项、会议日期和地点以公告形式再资通知股东，经公告通知，公司可以召开股东大会。

第二十三条　公司的董事、监事、经理和其他高级管理人员对公司负有诚信和勤勉的义务。

前款所列人员应当遵守公司章程，忠实履行职务，维护公司利益，不得利用在公司的地位和职权为自己谋取私利。

第二十四条　公司应当聘用符合国家有关规定的、独立的会计师事务所，审计公司的年度报告，并复核公司的其他财务报告。

公司应当向其聘用的会计师事务所提供有关资和答复询问。公司聘用会计师事务所的聘期，自公司本资股东年会结束时起至下年股东年会结束时止。

第二十五条　公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有所权向股东大会陈述意见。会计师事务所提辞聘的，应当向股东大会说明公司有无不当情事。

第二十六条　公司聘用、解聘或者不再续聘会计师事务所由股东大会作出决定，并报中国证券监督管理委员会备案。

第二十七条　公司向境外上市外资股股东支付股利以及其他款项，以人民币计价和宣布，以外币支付。公司所筹集的外币资本金的结汇和公司向股东支付股利以及其他款项所需的外币，按照国家有关外汇管理的规定办理。

公司章程规定由其他机构代为况换外币并付给股东的，可以依照公司章程的规定办理。

第二十八条　公司所编制的向境内和境外公布的信息披露文件，内容不得相互矛盾。分别依照境内、境外法律、法规、证券交易场所规则的规定，公司在境内、增多外或者境外不同国家和地区披露的信息有差异的，应当将差异在有关的证券交易场所同时披露。

第二十九条　境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事和经理之间，境外上市外资股股东与内资股股东之间发生的与公司章程规定的内容以及公司其他事务有关的争议，依照公司章程规定的解决方式处理。解决

胶款所述争议，适用中华人民共和国法律。

第三十条　本规定自发布之日施行。

Special Regulation of the State Council on Limited Companies Raising Equity Capital and Listed Abroad

Ref. No.: G.W.Y.L. No.160

(Promulgated by General Office of the State Council on August 4, 1994 and effective as of August 4, 1994)

Article 1
This regulation is formulated according to Article 85 and Article 155 of Company Law of The People's Republic of China to meet the needs of limited companies raising equity capital and listed abroad.

Article 2
Subject to the approval of the State Council Securities Commission, limited companies may raise equity capital from specified or non-specified investors and sell their shares abroad.

The shares hereof allowed to be listed abroad refer to the shares issued by a Chinese limited company to overseas investors, which can be transacted and transferred at the stock exchange abroad.

Article 3
The equity capital raised by a limited company from overseas investors and listed at overseas stock exchanges (hereinafter referred to as "overseas-listed foreign capital shares") will be registered shares, denominated in Renminbi, subscribed for, bought and sold in a foreign currency.

Overseas-listed foreign capital shares can take the form of stock certificate or other stock derivatives.

Article 4
The State Council Securities Commission or its supervision and administration enforcement organization, the China Securities Regulatory Commission, may reach understanding and agreement with overseas securities regulatory authority on joint supervision and administration of limited companies in their raising equity capital, getting listed aboard and related activities.

Article 5
Any limited company intending to raising equity capital and going public aboard shall

submit, as required by the State Council Securities Commission, an application in writing together with relevant documents, for the examination and approval of the State Council Securities Commission.

Article 6

For state-owned enterprises or enterprises dominated by state assets restructured as limited companies according to state regulation that raise equity capital from overseas investors and are listed abroad, if they are incorporated in the form of initiation, the initiators can be fewer than five; Upon the incorporation of the limited company, it is allowed to issue new shares.

Article 7

The shares issued to domestic investors (hereinafter referred to as "domestic capital shares") by a limited company that raises equity capital from overseas investors and goes public abroad (hereinafter referred to as "company") shall be registered shares.

Article 8

The board of directors of a company can make respective arrangements for the issue plan of overseas-listed foreign capital shares and that of domestic capital shares that have been approval by the State Council Securities Commission.

The issue plan of overseas-listed foreign capital shares and domestic capital shares, as indicated in the previous paragraph, may be carried out within 15 days from the approval of the State Council Securities Commission.

Article 9

If a company issues both overseas-listed foreign capital shares and domestic capital shares in the total number of shares stipulated in the issue plan, it shall issue all the shares once; however, if it is cannot raise all the equity capital through one issue, it is allowed to issue shares through several issues upon the approval of the State Council Securities Commission.

Article 10

If the equity capital stipulated in the issue plan is not fully raised, the company is not allowed to issue new shares beyond the issue plan. If the company needs to adjust the issue plan, a relevant resolution shall be passed by the shareholders' meeting. Then the application shall be submitted to the company approval authority delegated by the State Council for approval. Finally, the application will be examined and approved by the State Council Securities Commission.

The interval between the company's issue of overseas-listed foreign capital shares for increase of equity capital and the previous issue of shares may be shorter than 12 months.

Article 11

When a company is to issue overseas-listed foreign capital shares below the amount stipulated in the issue plan, with the approval of the State Council Securities Commission, the company may reach agreement with the exclusive sales agent in the exclusive sales contract that no more than 15% of the current issue of overseas-listed foreign capital shares should be reserved beyond the number stipulated in the exclusive sales contract. The issue of the reserved shares shall be deemed a part of the current issue.

Article 12

The company shall disclose in detail its issue plan of overseas-listed foreign capital shares and domestic capital shares in its prospectus about its raising equity capital. If the issue plan approved and disclosed has been adjusted, the new plan should be disclosed.

Article 13

The State Council Securities Commission and the company examination and approval authority empowered by the State Council can formulate regulations on the mandatory provisions of the articles of association of the company.

The articles of association of the company shall include the contents as required by the mandatory provisions of the articles of association; the company may not alter or delete the contents as required by the mandatory provisions of the articles of association.

Article 14

The company shall indicate its business term in the articles of association. The business term may be perpetually existing.

Article 15

The articles of association has binding force on the company, its shareholders, directors, supervisors, managers and other officials.

The company, its shareholders, directors, supervisors, managers and other officials may claim its/their rights, apply for arbitration or file lawsuit according to the articles of association of the company.

"Other officials" mentioned in paragraph 1 and 2 of this article include the financial officer, secretary of the board of directors and other personnel specified in the articles of association of the company.

Article 16

Overseas investors who hold overseas-listed foreign capital shares legally and have their names registered on the Shareholders' Register of the company are the

company's overseas-listed foreign capital shareholders.

The owner of overseas-listed foreign capital shares can have his shares registered under the name of a nominal holder of the shares according to the law and regulations of the locality where the original of the overseas-listed foreign capital shareholders' register is placed or the shares are listed.

The overseas-listed foreign capital shareholders' register constitutes ample evidence that overseas-listed foreign capital shareholders hold the company's shares unless there is opposite evidence.

Article 17

According to the understanding and agreement mentioned in Article 4 hereof, the company may place the original of the overseas-listed foreign capital shareholders' register abroad in the custody of an overseas agent; the company shall place the duplicate of the overseas-listed foreign capital shareholders' register made by the overseas agent at the registered address of company. The commissioned overseas agent shall ensure the identity of the original and the duplicate of the overseas-listed foreign capital shareholders' register.

Article 18

If a judicial award is needed for the amendment of the overseas-listed foreign capital shareholders' register, the award may be given by a court which has jurisdiction over the locality where the original of the overseas-listed foreign capital shareholders' register is stored.

Article 19

If any overseas-listed foreign capital shareholder loses his share certificates and needs to new share certificates, the law, the regulation of the stock exchange and other regulations at the locality where the original of the overseas-listed foreign capital shareholders' register is placed shall apply.

Article 20

To convene a shareholders' meeting, the company shall send a written notice 45 days in advance, informing all the shareholders on the register of the issues on the agenda as well as the date and place of the meeting.

Shareholders planning to attend the shareholders' meeting shall send a written attendance reply to the company 20 days in advance.

The form of the written notice and the written reply shall be stipulated in the articles of association of the company.

Article 21

At the annual shareholders' meeting, any shareholder owning more than 5% of the voting shares has the right to put forward a new proposal in writing. The company shall include the issues of the proposal that are within the responsibility of the shareholders' meeting in the agenda of the meeting.

Article 22
Based on the written replies received 20 days before the shareholders' meeting, the company will calculate the number of voting shares represented by the shareholders planning to attend the shareholders' meeting. When the voting shares represented by the shareholders planning to attend the meeting reach half of the total voting shares of the company, the company may convene a shareholders' meeting. Otherwise, the company shall inform shareholders in the form of public announcement of the issues on the agenda, date and place of the meeting within 5 days. Having given the public announcement, the company may convene the shareholders' meeting.

Article 23
The directors, supervisors, managers and other officials of the company shall have an obligation of showing good faith and diligence o the company.

The personnel listed in the previous paragraph hereof shall observe the articles of association, fulfill their duties faithfully, protect the company's interest, and must not use his position and power granted by the company to pursue selfish ends.

Article 24
The company shall hire an independent certified public accountants office that satisfies government regulations to audit the annual report of the company and to review other financial reports of the company.

The company shall provide the certified public accountants office hired with relevant information and replies for inquiries.

The service term of the certified public accountants office hired by the company lasts from the end of the current annual shareholders' meeting to the end of the next annual shareholders' meeting.

Article 25
If the company intends to terminate or not to renew the contract with the certified public accountants office, it shall advise the certified public accountants office in advance. The certified public accountants office has the right to state its opinion at the shareholders' meeting.

If the certified public accountants office intends to terminate the contract, it shall state at the shareholders' meeting whether the company has improper acts.

Article 26
The decision as to hire, dismiss or not to renew the contract with a certified public accountants office shall be made by the shareholders' meeting and filed to China Securities Regulatory Commission for file.

Article 27
The dividends and other proceeds paid by the company to overseas-listed foreign capital shareholders shall be priced and announced in Renminbi and paid in a foreign currency. The foreign exchange settlement for the foreign currency equity capital raised by the company and the foreign currency needed to pay dividends to shareholders and other proceeds shall by dealt with according to foreign exchange administrative regulations of the Chinese authority.

Where it is provided in the articles of association that another organization shall exchange foreign currency for the Company to pay the shareholders, the relevant provisions of the articles of association will be followed.

Article 28
The domestic-oriented and the overseas-oriented disclosure information compiled by the company shall be consistent in content.

If there is difference between the information disclosed in China and that disclosed overseas, or between different countries/regions, which is in conformity respectively with the regulations of Chinese law and regulation, foreign law and regulation, and the regulation of the stock exchange, the difference shall be disclosed simultaneously at the relevant stock exchanges.

Article 29
Any dispute arises between the overseas-listed foreign capital shareowners and the company, between the overseas-listed foreign capital shareowners and the company's directors, supervisors and manager, between overseas-listed foreign capital shareowners and the domestic capital shareholders that is related to the issues stipulated in the articles of association and other issues of the company shall be settled in the way stipulated in the articles of the association of the company.

The law of the People's Republic of China will govern the settlement of any dispute mentioned in the previous paragraph.

Article 30
This regulation will enter into force on the date of promulgation.

关于执行《到境外上市公司章程必备条款》的通知

各省、自治区、直辖市及计划单列市人民政府，国务院各部委、各直属机构：

为适应股份有限公司向境外募集股份和到境外上市的需要，规范到境外上市的股份有限公司的行为，国务院证券委、国家体改委根据《国务院关于股份有限公司境外募集股份及上市的特别规定》第十三条，制定了《到境外上市公司章程必备条款》（以下简称《必备条款》），现印发给你们，请遵照执行。

到境外上市的股份有限公司（以下简称“到境外上市公司”），应当在其公司章程中载明《必备条款》所要求的内容，并不得擅自修改或者删除《必备条款》的内容。到境外上市公司可以根据具体情况，在其公司章程中规定《必备条款》要求载明以外的、适合本公司实际需要的其他内容，也可以在不改变《必备条款》规定含意的前提下，对《必备条款》作文字和条文顺序的变动。《必备条款》中明确规定到香港上市的股份有限公司章程所应当载明的内容，无须载入到香港以外的其他地区或者国家上市的股份有限公司的公司章程。

《必备条款》自本通知印发之日起执行。在此之前已经获得批准的到境外上市公司的公司章程不符合《必备条款》规定要求的，有关公司应当在本通知发出后的第一次股东年会上，对其公司章程作出相应修改。

附件：《到境外上市公司章程必备条款》

第一章　总　则

第一条　本公司系依照《中华人民共和国公司法》（简称《公司法》）、《国务院关于股份有限公司境外募集股份及上市的特别规定》（简称《特别规定》）和国家其他有关法律、行政法规成立的股份有限公司。

公司经〔批准机关和批准文件名称〕批准，于〔设立日期〕，以发起方式〔或募集方式〕设立，于〔登记日期〕在〔公司登记机关所在地名〕工商行政管理局注册登记，取得公司营业执照。

公司的营业执照号码为：〔号码数字〕

公司的发起人为：〔发起人全称〕

第二条　公司注册名称：〔中文全称〕

〔英文全称〕

第三条　公司住所：〔公司住所全称，邮政编码，电话、电传号码〕

第四条　公司的法定代表人是公司董事长。

第五条　公司的营业期限为〔年数〕年〔或公司为永久存续的股份有限公司〕。

第六条　公司章程自公司成立之日起生效。

自公司章程生效之日起，公司章程即成为规范公司的组织与行为、公司与股东之间、股东与股东之间权利义务的，具有法律约束力的文件。

第七条　公司章程对公司及其股东、董事、监事、经理和其他高级管理人员均有约束力；前述人员均可以依据公司章程提出与公司事宜有关的权利主张。

股东可以依据公司章程起诉公司；公司可以依据公司章程起诉股东；股东可以依据公司章程起诉股东；股东可以依据公司章程起诉公司的董事、监事、经理和其他高级管理人员。

前款所称起诉，包括向法院提起诉讼或者向仲裁机构申请仲裁。

第八条　公司可以向其他有限责任公司、股份有限公司投资，并以该出资额为限对所投资公司承担责任。

经国务院授权的公司审批部门批准，公司可以根据经营管理的需要，按照《公司法》第十二条第二款所述控股公司运作。

第二章　经营宗旨和范围

第九条　公司的经营宗旨是：〔宗旨内容〕。

第十条　公司的经营范围以公司登记机关核准的项目为准。

公司的主营范围包括〔公司登记机关核准的项目〕。

公司的兼营范围包括〔公司登记机关核准的项目〕。

第三章　股份和注册资本

第十一条　公司在任何时候均设置普通股；公司根据需要，经国务院授权的公司审批部门批准，可以设置其他种类的股份。

第十二条　公司发行的股票，均为有面值股票，每股面值人民币一元。

第十三条　经国务院证券主管机构批准，公司可以向境内投资人和境外投资人发行股票。

前款所称境外投资人是指认购公司发行股份的外国和香港、澳门、台湾地区的投资人；境内投资人是指认购公司发行股份的，除前述地区以外的中华人民共和国境内的投资人。

第十四条　公司向境内投资人发行的以人民币认购的股份，称为内资股。公司向境外投资人发行的以外币认购的股份，称为外资股。外资股在境外上市的，称为境外上市外资股。

第十五条　经国务院授权的公司审批部门批准，公司可以发行的普通股总数为〔股份数额〕股，成立时向发起人发行〔股份数额〕股，占公司可发行的普通股总数的百分之〔百分比数〕。

第十六条　公司成立后发行普通股〔股份数额〕股，包括不少于〔股份数额〕股，不超过〔股份数额〕股的境外上市外资股，占公司可发行的普通股总数的百分

之〔百分比数〕，以及向社会公众发行的〔股份数额〕股的内资股。

公司的股本结构为：普通股〔股份数额〕股，其中发起人〔各发起人姓名或者名称〕持有〔股份数额〕股，其他内资股股东持有〔股份数额〕股，境外上市外资股股东持有〔股份数额〕股。

第十七条　经国务院证券主管机构批准的公司发行境外上市外资股和内资股的计划，公司董事会可以作出分别发行的实施安排。

公司依照前款规定分别发行境外上市外资股和内资股的计划，可以自国务院证券委员会批准之日起１５个月内分别实施。

第十八条　公司在发行计划确定的股份总数内，分别发行境外上市外资股和内资股的，应当分别一次募足；有特殊情况不能一次募足的，经国务院证券委员会批准，也可以分次发行。

第十九条　公司的注册资本为人民币〔资本数额〕元。

第二十条　公司根据经营和发展的需要，可以按照公司章程的有关规定批准增加资本。

公司增加资本可以采取下列方式：

（一）向非特定投资人募集新股；

（二）向现有股东配售新股；

（三）向现有股东派送新股；

（四）法律、行政法规许可的其他方式。

公司增资发行新股，按照公司章程的规定批准后，根据国家有关法律、行政法规规定的程序办理。

第二十一条　除法律、行政法规另有规定外，公司股份可以自由转让，并不附带任何留置权。

第四章　减资和购回股份

第二十二条　根据公司章程的规定，公司可以减少其注册资本。

第二十三条　公司减少注册资本时，必须编制资产负债表及财产清单。

公司应当自作出减少注册资本决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。债权人自接到通知书之日起三十日内，未接到通知书的自第一次公告之日起九十日内，有权要求公司清偿债务或者提供相应的偿债担保。

公司减少资本后的注册资本，不得低于法定的最低限额。

第二十四条　公司在下列情况下，可以经公司章程规定的程序通过，报国家有关主管机构批准，购回其发行在外的股份：

（一）为减少公司资本而注销股份；

（二）与持有本公司股票的其他公司合并；
（三）法律、行政法规许可的其他情况。

第二十五条　公司经国家有关主管机构批准购回股份，可以下列方式之一进行：
（一）向全体股东按照相同比例发出购回要约。

（二）在证券交易所通过公开交易方式购回；
（三）在证券交易所外以协议方式购回；
第二十六条　公司在证券交易所外以协议方式购回股份时，应当事先经股东大会按公司章的规定批准。经股东大会以同一方式事先批准，公司可以解除或者改变经前述方式已订立的合同，或者放弃其合同中的任何权利。
前款所称购回股份的合同，包括（但不限于）同意承担购回股份义务和取得购回股份权利的协议。
公司不得转让购回其股份的合同或者合同中规定的任何权利。

第二十七条　公司依法购回股份后，应当在法律、行政法规规定的期限内，注销该部分股份；并向原公司登记机关申请办理注册资本变更登记。
被注销股份的票面总值应当从公司的注册资本中核减。

第二十八条　到香港上市公司，应当将下列内容载入公司章程：
除非公司已经进入清算阶段，公司购回其发行在外的股份，应当遵守下列规定：
（一）公司以面值价格购回股份的，其款项应当从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；
（二）公司以高于面值价格购回股份的，相当于面值的部分从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；高出面值的部分，按照下述办法办理：
（1）购回的股份是以面值价格发行的，从公司的可分配利润帐面余额中减除；
（2）购回的股份是以高于面值的价格发行的，从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；但是从发行新股所得中减除的金额，不得超过购回的旧股发行时所得的溢价总额，也不得超过购回时公司溢价帐户（或资本公积金帐户）上的金额（包括发行新股的溢价金额）；
（三）公司为下列用途所支付的款项，应当从公司的可分配利润中支出：
（1）取得购回其股份的购回权；
（2）变更购回其股份的合同；
（3）解除其在购回合同中的义务。
（四）被注销股份的票面总值根据有关规定从公司的注册资本中核减后，从可分配的利润中减除的用于购回股份面值部分的金额，应当计入公司的溢价帐户（或资本公积金帐户）中。

第五章　购买公司股份的财务资助

第二十九条　公司或者其子公司在任何时候均不应当以任何方式，对购买或者拟购买公司股份的人提供任何财务资助。前述购买公司股份的人，包括因购买公司股份而直接或者间接承担义务的人。

公司或者其子公司在任何时候均不应当以任何方式，为减少或者解除前述义务人的义务向其提供财务资助。

本条规定不适用于本章第三十一条所述的情形。

第三十条　本章所称财务资助，包括（但不限于）下列方式：

（一）馈赠；

（二）担保（包括由保证人承担责任或者提供财产以保证义务人履行义务）、补偿（但是不包括因公司本身的过错所引起的补偿）、解除或者放弃权利；

（三）提供贷款或者订立由公司先于他方履行义务的合同，以及该贷款、合同当事方的变更和该贷款、合同中权利的转让等；

（四）公司在无力偿还债务、没有净资产或者将会导致净资产大幅度减少的情形下，以任何其他方式提供的财务资助。

本章所称承担义务，包括义务人因订立合同或者作出安排（不论该合同或者安排是否可以强制执行，也不论是由其个人或者与任何其他人共同承担），或者以任何其他方式改变了其财务状况而承担的义务。

第三十一条　下列行为不视为本章第二十九条禁止的行为：

（一）公司提供的有关财务资助是诚实地为了公司利益，并且该项财务资助的主要目的不是为购买本公司股份，或者该项财务资助是公司某项总计划中附带的一部分；

（二）公司依法以其财产作为股利进行分配；

（三）以股份的形式分配股利；

（四）依据公司章程减少注册资本、购回股份、调整股权结构等；

（五）公司在其经营范围内，为其正常的业务活动提供贷款（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）；

（六）公司为职工持股计划提供款项（但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的）。

第六章　股票和股东名册

第三十二条　公司股票采用记名式。

公司股票应当载明的事项，除《公司法》规定的外，还应当包括公司股票上市的证券交易所要求载明的其他事项。

第三十三条　股票由董事长签署。公司股票上市的证券交易所要求公司其他高级管理人员签署的，还应当由其他有关高级管理人员签署。股票经加盖公司印章或

者以印刷形式加盖印章后生效。公司董事长或者其他有关高级管理人员在股票上的签字也可以采取印刷形式。

第三十四条　公司应当设立股东名册，登记以下事项：

（一）各股东的姓名（名称）、地址（住所）、职业或性质；

（二）各股东所持股份的类别及其数量；

（三）各股东所持股份已付或者应付的款项；

（四）各股东所持股份的编号；

（五）各股东登记为股东的日期；

（六）各股东终止为股东的日期。

股东名册为证明股东持有公司股份的充分证据；但是有相反证据的除外。

第三十五条　公司可以依据国务院证券主管机构与境外证券监管机构达成的谅解、协议，将境外上市外资股股东名册存放在境外，并委托境外代理机构管理。公司应当将境外上市外资股东名册的副本备置于公司住所；受委托的境外代理机构应当随时保证境外上市外资股股东名册正、副本的一致性。

境外上市外资股股东名册正、副本的记载不一致时，以正本为准。

第三十六条　公司应当保存有完整的股东名册。

股东名册包括下列部分：

（一）存放在公司住所的、除本款（二）、（三）项规定以外的股东名册；

（二）存放在境外上市的证券交易所所在地的公司境外上市外资股股东名册；

（三）董事会为公司股票上市的需要而决定存放在其他地方的股东名册。

第三十七条　股东名册的各部分应当互不重叠。在股东名册某一部分注册的股份的转让，在该股份注册存续期间不得注册到股东名册的其他部分。

股东名册各部分的更改或者更正，应当根据股东名册各部分存放地的法律进行。

第三十八条　股东大会召开前三十日内或者公司决定分配股利的基准日前五日内，不得进行因股份转让而发生的股东名册的变更登记。

第三十九条　公司召开股东大会、分配股利、清算及从事其他需要确认股权的行为时，应当由董事会决定某一日为股权确定日，股权确定日终止时，在册股东为公司股东。

第四十条　任何人对股东名册持有异议而要求将其姓名（名称）登记在股东名册上，或者要求将其姓名（名称）从股东名册中删除的，均可以向有管辖权的法院申请更正股东名册。

第四十一条　任何登记在股东名册上的股东或者任何要求将其姓名（名称）登

记在股东名册上的人，如果其股票（即“原股票”）遗失，可以向公司申请就该股份（即“有关股份”）补发新股票。

内资股股东遗失股票，申请补发的，依照《公司法》第一百五十条的规定处理。

境外上市外资股股东遗失股票，申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易场所规则或者其他有关规定处理。

到香港上市公司的境外上市外资股股东遗失股票申请补发的，其股票的补发应当符合下列要求：

（一）申请人应当用公司指定的标准格式提出申请并附上公证书或者法定声明文件。公证书或者法定声明文件的内容应当包括申请人申请的理由、股票遗失的情形及证据，以及无其他任何人可就有关股份要求登记为股东的声明。

（二）公司决定补发新股票之前，没有收到申请人以外的任何人对该股份要求登记为股东的声明。

（三）公司决定向申请人补发新股票，应当在董事会指定的报刊上刊登准备补发新股票的公告；公告期间为９０日，每３０日至少重复刊登一次。

（四）公司在刊登准备补发新股票的公告之前，应当向其挂牌上市的证券交易所提交一份拟刊登的公告副本，收到该证券交易所的回复，确认已在证券交易所内展示该公告后，即可刊登。公告在证券交易所内展示的期间为９０日。

如果补发股票的申请未得到有关股份的登记在册股东的同意，公司应当将拟刊登的公告的复印件邮寄给该股东。

（五）本条（三）、（四）项所规定的公告、展示的９０日期限届满，如公司未收到任何人对补发股票的异议，即可以根据申请人的申请补发新股票。

（六）公司根据本条规定补发新股票时，应当立即注销原股票，并将此注销和补发事项登记在股东名册上。

（七）公司为注销原股票和补发新股票的全部费用，均由申请人负担。在申请人未提供合理的担保之前，公司有权拒绝采取任何行动。

第四十二条　公司根据公司章程的规定补发新股票后，获得前述新股票的善意购买者或者其后登记为该股份的所有者的股东（如属善意购买者），其姓名（名称）均不得从股东名册中删除。

第四十三条　公司对于任何由于注销原股票或者补发新股票而受到损害的人均无赔偿义务，除非该当事人能证明公司有欺诈行为。

第七章　股东的权利和义务

第四十四条　公司股东为依法持有公司股份并且其姓名（名称）登记在股东名册上的人。

股东按其持有股份的种类和份额享有权利，承担义务；持有同一种类股份的股东，享有同等权利，承担同种义务。

第四十五条　公司普通股股东享有下列权利：

（一）依照其所持有的股份份额领取股利和其他形式的利益分配；
（二）参加或者委派股东代理人参加股东会议，并行使表决权；
（三）对公司的业务经营活动进行监督管理，提出建议或者质询；
（四）依照法律、行政法规及公司章程的规定转让股份；
（五）依照公司章程的规定获得有关信息，包括：
1、在缴付成本费用后得到公司章程；
2、在缴付了合理费用后有权查阅和复印：
（1）所有各部分股东的名册；
（2）公司董事、监事、经理和其他高级管理人员的个人资料，包括：
（a）现在及以前的姓名、别名；
（b）主要地址（住所）；
（c）国籍；
（d）专职及其他全部兼职的职业、职务；
（e）身份证明文件及其号码。
（3）公司股本状况；
（4）自上一会计年度以来公司购回自己每一类别股份的票面总值、数量、最高价和最低价，以及公司为此支付的全部费用的报告；
（5）股东会议的会议记录。
（六）公司终止或者清算时，按其所持有的股份份额参加公司剩余财产的分配；
（七）法律、行政法规及公司章程所赋予的其他权利。

第四十六条　公司普通股股东承担下列义务：
（一）遵守公司章程；
（二）依其所认购股份和入股方式缴纳股金；
（三）法律、行政法规及公司章程规定应当承担的其他义务。
股东除了股份的认购人在认购时所同意的条件外，不承担其后追加任何股本的责任。

第四十七条　除法律、行政法规或者公司股份上市的证券交易所的上市规则所要求的义务外，控股股东在行使其股东的权力时，不得因行使其表决权在下列问题上作出有损于全体或者部分股东的利益的决定：
（一）免除董事、监事应当真诚地以公司最大利益为出发点行事的责任；
（二）批准董事、监事（为自己或者他人利益）以任何形式剥夺公司财产，包括（但不限于）任何对公司有利的机会；
（三）批准董事、监事（为自己或者他人利益）剥夺其他股东的个人权益，包括（但不限于）任何分配权、表决权，但不包括根据公司章程提交股东大会通过的公司改组。

第四十八条　前条所称控股股东是具备以下条件之一的人：
（一）该人单独或者与他人一致行动时，可以选出半数以上的董事；

（二）该人单独或者与他人一致行动时，可以行使公司百分之三十以上（含百分之三十）的表决权或者可以控制公司的百分之三十以上（含百分之三十）表决权的行使；

（三）该人单独或者与他人一致行动时，持有公司发行在外百分之三十以上（含百分之三十）的股份；

（四）该人单独或者与他人一致行动时，以其他方式在事实上控制公司。

第八章　股东大会

第四十九条　股东大会是公司的权力机构，依法行使职权。

第五十条　股东大会行使下列职权：

（一）决定公司的经营方针和投资计划；

（二）选举和更换董事，决定有关董事的报酬事项；

（三）选举和更换由股东代表出任的监事，决定有关监事的报酬事项；

（四）审议批准董事会的报告；

（五）审议批准监事会的报告；

（六）审议批准公司的年度财务预算方案、决算方案；

（七）审议批准公司的利润分配方案和弥补亏损方案；

（八）对公司增加或者减少注册资本作出决议；

（九）对公司合并、分立、解散和清算等事项作出决议；

（十）对公司发行债券作出决议；

（十一）对公司聘用、解聘或者不再续聘会计师事务所作出决议；

（十二）修改公司章程；

（十三）审议代表公司有表决权的股份百分之五以上（含百分之五）的股东的提案；

（十四）法律、行政法规及公司章程规定应当由股东大会作出决议的其他事项。

第五十一条　非经股东大会事前批准，公司不得与董事、监事、经理和其他高级管理人员以外的人订立将公司全部或者重要业务的管理交予该人负责的合同。

第五十二条　股东大会分为股东年会和临时股东大会。股东大会由董事会召集。股东年会每年召开一次，并应于上一会计年度完结之后的六个月之内举行。

有下列情形之一的，董事会应当在两个月内召开临时股东大会：

（一）董事人数不足《公司法》规定的人数或者少于公司章程要求的数额的三分之二时；

（二）公司未弥补亏损达股本总额的三分之一时；

（三）持有公司发行在外的有表决权的股份百分之十以上（含百分之十）的股东以书面形式要求召开临时股东大会时；

（四）董事会认为必要或者监事会提出召开时。

第五十三条　公司召开股东大会，应当于会议召开四十五日前发出书面通知，将会议拟审议的事项以及开会的日期和地点告知所有在册股东。拟出席股东大会的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。

第五十四条　公司召开股东大会年会，持有公司有表决权的股份总数百分之五以上（含百分之五）的股东，有权以书面形式向公司提出新的提案，公司应当将提案中属于股东大会职责范围内的事项，列入该次会议的议程。

第五十五条　公司根据股东大会召开前二十日时收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司有表决权的股份总数二分之一以上的，公司可以召开股东大会；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开股东大会。

临时股东大会不得决定通告未载明的事项。

第五十六条　股东会议的通知应当符合下列要求：

（一）以书面形式作出；

（二）指定会议的地点、日期和时间；

（三）说明会议将讨论的事项；

（四）向股东提供为使股东对将讨论的事项作出明智决定所需要的资料及解释；此原则包括（但不限于）在公司提出合并、购回股份、股本重组或者其他改组时，应当提供拟议中的交易的具体条件和合同（如果有的话），并对其起因和后果作出认真的解释；

（五）如任何董事、监事、经理和其他高级管理人员与将讨论的事项有重要利害关系，应当披露其利害关系的性质和程度；如果将讨论的事项对该董事、监事、经理和其他高级管理人员作为股东的影响有别于对其他同类别股东的影响，则应当说明其区别；

（六）载有任何拟在会议上提议通过的特别决议的全文；

（七）以明显的文字说明，有权出席和表决的股东有权委任一位或者一位以上的股东代理人代为出席和表决，而该股东代理人不必为股东；

（八）载明会议投票代理委托书的送达时间和地点。

第五十七条　股东大会通知应当向股东（不论在股东大会上是否有表决权）以专人送出或者以邮资已付的邮件送出，受件人地址以股东名册登记的地址为准。对内资股股东，股东大会通知也可以用公告方式进行。

前款所称公告，应当于会议召开前四十五日至五十日的期间内，在国务院证券主管机构指定的一家或者多家报刊上刊登，一经公告，视为所有内资股股东已收到有关股东会议的通知。

第五十八条　因意外遗漏未向某有权得到通知的人送出会议通知或者该等人没有收到会议通知，会议及会议作出的决议并不因此无效。

第五十九条　任何有权出席股东会议并有权表决的股东，有权委任一人或者数人（该人可以不是股东）作为其股东代理人，代为出席和表决。该股东代理依照该股东的委托，可以行使下列权利：

（一）该股东在股东大会上的发言权；

（二）自行或者与他人共同要求以投票方式表决；

（三）以举手或者投票方式行使表决权，但是委任的股东代理人超过一人时，该等股东代理人只能以投票方式行使表决权。

第六十条　股东应当以书面形式委托代理人，由委托人签署或者由其以书面形式委托的代理人签署；委托人为法人的，应当加盖法人印章或者由其董事或者正式委任的代理人签署。

第六十一条　表决代理委托书至少应当在该委托书委托表决的有关会议召开前二十四小时，或者在指定表决时间前二十四小时，备置于公司住所或者召集会议的通知中指定的其他地方。委托书由委托人授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。经公证的授权书或者其他授权文件，应当和表决代理委托书同时备置于公司住所或者召集会议的通知中指定的其他地方。

委托人为法人的，其法定代表人或者董事会、其他决策机构决议授权的人作为代表出席公司的股东会议。

第六十二条　任何由公司董事会发给股东用于任命股东代理人的委托书的格式，应当让股东自由选择指示股东代理人投赞成票或者反对票，并就会议每项议题所要作出表决的事项分别作出指示。委托书应当注明如果股东不作指示，股东代理人可以按自己的意思表决。

第六十三条　表决前委托人已经去世、丧失行为能力、撤回委任、撤回签署委任的授权或者有关股份已被转让的，只要公司在有关会议开始前没有收到该等事项的书面通知，由股东代理人依委托书所作出的表决仍然有效。

第六十四条　股东大会决议分为普通决议和特别决议。

股东大会作出普通决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的二分之一以上通过。

股东大会作出特别决议，应当由出席股东大会的股东（包括股东代理人）所持表决权的三分之二以上通过。

第六十五条　股东（包括股东代理人）在股东大会表决时，以其所代表的有表决权的股份数额行使表决权，每一股份有一票表决权。

第六十六条　除非下列人员在举手表决以前或者以后，要求以投票方式表决，股东大会以举手方式进行表决：

（一）会议主席；
（二）至少两名有表决权的股东或者有表决权的股东的代理人；
（三）单独或者合并计算持有在该会议上有表决权的股份百分之十以上（含百分之十）的一个或者若干股东（包括股东代理人）。

除非有人提出以投票方式表决，会议主席根据举手表决的结果，宣布提议通过情况，并将此记载在会议记录中，作为最终的依据，无须证明该会议通过的决议中支持或者反对的票数或者其比例。

以投票方式表决的要求可以由提出者撤回。

第六十七条　如果要求以投票方式表决的事项是选举主席或者中止会议，则应当立即进行投票表决；其他要求以投票方式表决的事项，由主席决定何时举行投票，会议可以继续进行，讨论其他事项，投票结果仍被视为在该会议上所通过的决议。

第六十八条　在投票表决时，有两票或者两票以上的表决权的股东（包括股东代理人），不必把所有表决权全部投赞成票或者反对票。

第六十九条　当反对和赞成票相等时，无论是举手还是投票表决，会议主席有权多投一票。

第七十条　下列事项由股东大会的普通决议通过：
（一）董事会和监事会的工作报告；
（二）董事会拟订的利润分配方案和亏损弥补方案；
（三）董事会和监事会成员的罢免及其报酬和支付方法；
（四）公司年度预、决算报告，资产负债表、利润表及其他财务报表；
（五）除法律、行政法规规定或者公司章程规定应当以特别决议通过以外的其他事项。

第七十一条　下列事项由股东大会以特别决议通过：
（一）公司增、减股本和发行任何种类股票、认股证和其他类似证券；
（二）发行公司债券；
（三）公司的分立、合并、解散和清算；
（四）公司章程的修改；
（五）股东大会以普通决议通过认为会对公司产生重大影响的、需要以特别决议通过的其他事项。

第七十二条　股东要求召集临时股东大会或者类别股东会议，应当按照下列程序办理：
（一）合计持有在该拟举行的会议上有表决权的股份百分之十以上（含百分之十）的两个或者两个以上的股东，可以签署一份或者数份同样格式内容的书面要求，提请董事会召集临时股东大会或者类别股东会议，并阐明会议的议题。董事会

在收到前述书面要求后应当尽快召集临时股东大会或者类别股东会议。前述持股数按股东提出书面要求日计算。

（二）如果董事会在收到前述书面要求后三十日内没有发出召集会议的通告，提出该要求的股东可以在董事会收到该要求后四个月内自行召集会议，召集的程序应当尽可能与董事会召集股东会议的程序相同。

股东因董事会未应前述要求举行会议而自行召集并举行会议的，其所发生的合理费用，应当由公司承担，并从公司欠付失职董事的款项中扣除。

第七十三条　股东大会由董事长召集并担任会议主席；董事长因故不能出席会议的，应当由副董事长召集会议并担任会议主席；董事长和副董事长均无法出席会议的，董事会可以指定一名公司董事代其召集会议并且担任会议主席；未指定会议主席的，出席会议的股东可以选举一人担任主席；如果因任何理由，股东无法选举主席，应当由出席会议的持有最多表决权股份的股东（包括股东代理人）担任会议主席。

第七十四条　会议主席负责决定股东大会的决议是否通过，其决定为终局决定，并应当在会上宣布和载入会议记录。

第七十五条　会议主席如果对提交表决的决议结果有任何怀疑，可以对所投票数进行点算；如果会议主席未进行点票，出席会议的股东或者股东代理人对会议主席宣布结果有异议的，有权在宣布后立即要求点票，会议主席应当即时进行点票。

第七十六条　股东大会如果进行点票，点票结果应当记入会议记录。

会议记录连同出席股东的签名簿及代理出席的委托书，应当在公司住所保存。

第七十七条　股东可以在公司办公时间免费查阅会议记录复印件。任何股东向公司索取有关会议记录的复印件，公司应当在收到合理费用后七日内把复印件送出。

第九章　类别股东表决的特别程序

第七十八条　持有不同种类股份的股东，为类别股东。

类别股东依据法律、行政法规和公司章程的规定，享有权利和承担义务。

第七十九条　公司拟变更或者废除类别股东的权利，应当经股东大会以特别决议通过和经受影响的类别股东在按第八十一条至第八十五条分别召集的股东会议上通过，方可进行。

第八十条　下列情形应当视为变更或者废除某类别股东的权利：

（一）增加或者减少该类别股份的数目，或者增加或减少与该类别股份享有同等或者更多的表决权、分配权、其他特权的类别股份的数目；

（二）将该类别股份的全部或者部分换作其他类别，或者将另一类别的股份的

全部或者部分换作该类别股份或者授予该等转换权；

（三）取消或者减少该类别股份所具有的、取得已产生的股利或者累积股利的权利；

（四）减少或者取消该类别股份所具有的优先取得股利或者在公司清算中优先取得财产分配的权利；

（五）增加、取消或者减少该类别股份所具有的转换股份权、选择权、表决权、转让权、优先配售权、取得公司证券的权利；

（六）取消或者减少该类别股份所具有的，以特定货币收取公司应付款项的权利；

（七）设立与该类别股份享有同等或者更多表决权、分配权或者其他特权的新类别；

（八）对该类别股份的转让或所有权加以限制或者增加该等限制；

（九）发行该类别或者另一类别的股份认购权或者转换股份的权利；

（十）增加其他类别股份的权利和特权；

（十一）公司改组方案会构成不同类别股东在改组中不按比例地承担责任；

（十二）修改或者废除本章所规定的条款。

第八十一条　受影响的类别股东，无论原来在股东大会上是否有表决权，在涉及第八十条（二）至（八）、（十一）至（十二）项的事项时，在类别股东会上具有表决权，但有利害关系的股东在类别股东会上没有表决权。

前款所述有利害关系股东的含义如下：

（一）在公司按本章程第二十五条的规定向全体股东按照相同比例发出购回要约或者在证券交易所通过公开交易方式购回自己股份的情况下，"有利害关系的股东"是指本章程第四十八条所定义的控股股东；

（二）在公司按照本章程第二十五条的规定在证券交易所外以协议方式购回自己股份的情况下，"有利害关系的股东"是指与该协议有关的股东；

（三）在公司改组方案中，"有利害关系股东"是指以低于本类别其他股东的比例承担责任的股东或者与该类别中的其他股东拥有不同利益的股东。

第八十二条　类别股东会的决议，应当经根据第八十一条由出席类别股东会议的有表决权的三分之二以上的股权表决通过，方可作出。

第八十三条　公司召开类别股东会议，应当于会议召开四十五日前发出书面通知，将会议拟审议的事项以及开会日期和地点告知所有该类别股份的在册股东。拟出席会议的股东，应当于会议召开二十日前，将出席会议的书面回复送达公司。

拟出席会议的股东所代表的在该会议上有表决权的股份数，达到在该会议上有表决权的该类别股份总数二分之一以上的，公司可以召开类别股东会议；达不到的，公司应当在五日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开类别股东会议。

第八十四条　类别股东会议的通知只须送给有权在该会议上表决的股东。

类别股东会议应当以与股东大会尽可能相同的程序举行，公司章程中有关股东大会举行程序的条款适用于类别股东会议。

第八十五条　如果公司股票上市的证券交易所的规则有要求，公司章程应当载入“除其他类别股份股东外，内资股股东和境外上市外资股股东视为不同类别股东”的内容。

载有前款规定内容的公司章程，应当同时规定“下列情形不适用类别股东表决的特别程序：（一）经股东大会以特别决议批准，公司每间隔十二个月单独或者同时发行内资股、境外上市外资股，并且拟发行的内资股、境外上市外资股的数量各自不超过该类已发行在外股份的百分之二十的；（二）公司设立时发行内资股、境外上市外资股的计划，自国务院证券委员会批准之日起十五个月内完成的。”

第十章　董事会

第八十六条　公司设董事会，董事会由（人数）名董事组成，设董事长一人，副董事长（人数）人，董事（人数）人。

第八十七条　董事由股东大会选举产生，任期（年数）年。董事任期届满，可以连选连任。

董事长、副董事长由全体董事的过半数选举和罢免，董事长、副董事长任期（年数）年，可以连选连任。

董事无须持有公司股份。

第八十八条　董事会对股东大会负责，行使下列职权：

（一）负责召集股东大会，并向股东大会报告工作；

（二）执行股东大会的决议；

（三）决定公司的经营计划和投资方案；

（四）制定公司的年度财务预算方案、决算方案；

（五）制定公司的利润分配方案和弥补亏损方案；

（六）制定公司增加或者减少注册资本的方案以及发行公司债券的方案；

（七）拟定公司合并、分立、解散的方案；

（八）决定公司内部管理机构的设置；

（九）聘任或者解聘公司经理，根据经理的提名，聘任或者解聘公司副经理、财务负责人，决定其报酬事项；

（十）制定公司的基本管理制度；

（十一）制订公司章程修改方案。

董事会作出前款决议事项，除第（六）、（七）、（十一）项必须由三分之二以上的董事表决同意外，其余可以由半数以上的董事表决同意。

第八十九条　董事会在处置固定资产时，如拟处置固定资产的预期价值，与此项处置建议前四个月内已处置了的固定资产所得到的价值的总和，超过股东大会最近审议的资产负债表所显示的固定资产价值的百分之三十三，则董事会在未经股东

大会批准前不得处置或者同意处置该固定资产。

本条所指对固定资产的处置，包括转让某些资产权益的行为，但不包括以固定资产提供担保的行为。

公司处置固定资产进行的交易的有效性，不因违反本条第一款而受影响。

第九十条　董事长行使下列职权：

（一）主持股东大会和召集、主持董事会会议；

（二）检查董事会决议的实施情况；

（三）签署公司发行的证券；

（四）董事会授予的其他职权。

董事长不能履行职权时，可以由董事长指定副董事长代行其职权。

第九十一条　董事会每年至少召开两次会议，由董事长召集，于会议召开〔日数〕日以前通知全体董事。有紧急事项时，经〔人数〕名以上董事或者公司经理提议，可以召开临时董事会会议。

第九十二条　董事会及临时董事会会议召开的通知方式为：〔具体通知方式〕；通知时限为：〔具体通知时限〕。

第九十三条　董事会会议应当由二分之一以上的董事出席方可举行。

每名董事有一票表决权。董事会作出决议，必须经全体董事的过半数通过。

当反对票和赞成票相等时，董事长有权多投一票。

第九十四条　董事会会议，应当由董事本人出席。董事因故不能出席，可以书面委托其他董事代为出席董事会，委托书中应当载明授权范围。

代为出席会议的董事应当在授权范围内行使董事的权利。董事未出席某次董事会会议，亦未委托代表出席的，应当视作已放弃在该次会议上的投票权。

第九十五条　董事会应当对会议所议事项的决定作成会议记录，出席会议的董事和记录员应当在会议记录上签名。董事应当对董事会的决议承担责任。董事会的决议违反法律、行政法规或者公司章程，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任；但经证明在表决时曾表明异议并记载于会议记录的，该董事可以免除责任。

第十一章　公司董事会秘书

第九十六条　公司设董事会秘书。董事会秘书为公司的高级管理人员。

第九十七条　公司董事会秘书应当是具有必备的专业知识和经验的自然人，由董事会委任。其主要职责是：

（一）保证公司有完整的组织文件和记录；

（二）确保公司依法准备和递交有权机构所要求的报告和文件；

（三）保证公司的股东名册妥善设立，保证有权得到公司有关记录和文件的人及时得到有关记录和文件。

第九十八条　公司董事或者其他高级管理人员可以兼任公司董事会秘书。公司聘请的会计师事务所的会计师不得兼任公司董事会秘书。

当公司董事会秘书由董事兼任时，如某一行为应当由董事及公司董事会秘书分别作出，则该兼任董事及公司董事会秘书的人不得以双重身份作出。

第十二章　公司经理

第九十九条　公司设经理一名，由董事会聘任或者解聘。

第一百条　公司经理对董事会负责，行使下列职权：

（一）主持公司的生产经营管理工作，组织实施董事会决议；

（二）组织实施公司年度经营计划和投资方案；

（三）拟订公司内部管理机构设置方案；

（四）拟订公司的基本管理制度；

（五）制定公司的基本规章；

（六）提请聘任或者解聘公司副经理、财务负责人；

（七）聘任或者解聘除应由董事会聘任或者解聘以外的负责管理人员；

（八）公司章程和董事会授予的其他职权。

第一百零一条　公司经理列席董事会会议；非董事经理在董事会会议上没有表决权。

第一百零二条　公司经理在行使职权时，应当根据法律、行政法规和公司章程的规定，履行诚信和勤勉的义务。

第十三章　监事会

第一百零三条　公司设监事会。

第一百零四条　监事会由〔人数〕人组成，其中一人出任监事会主席。监事任期〔年数〕年，可以连选连任。

第一百零五条　监事会成员由〔人数〕名股东代表和〔人数〕名公司职工代表组成。股东代表由股东大会选举和罢免，职工代表由公司职工民主选举和罢免。

第一百零六条　公司董事、经理和财务负责人不得兼任监事。

第一百零七条　监事会每年至少召开〔次数〕次会议，由监事会主席负责召集。

第一百零八条　监事会向股东大会负责，并依法行使下列职权：

（一）检查公司的财务；

（二）对公司董事、经理和其他高级管理人员执行公司职务时违反法律、行政法规或者公司章程的行为进行监督；

（三）当公司董事、经理和其他高级管理人员的行为损害公司的利益时，要求前述人员予以纠正；

（四）核对董事会拟提交股东大会的财务报告、营业报告和利润分配方案等财务资料，发现疑问的，可以公司名义委托注册会计师、执业审计师帮助复审；

（五）提议召开临时股东大会；

（六）代表公司与董事交涉或者对董事起诉；

（七）公司章程规定的其他职权。

监事列席董事会会议。

第一百零九条　监事会的议事方式为：〔具体议事方式〕；表决程序为：〔具体表决程序〕。

第一百一十条　监事会行使职权时聘请律师、注册会计师、执业审计师等专业人员所发生的合理费用，应当由公司承担。

第一百一十一条　监事应当依照法律、行政法规及公司章程的规定，忠实履行监督职责。

第十四章　公司董事、监事、经理和其他高级管理人员的资格和义务

第一百一十二条　有下列情况之一的，不得担任公司的董事、监事、经理或者其他高级管理人员：

（一）无民事行为能力或者限制民事行为能力；

（二）因犯有贪污、贿赂、侵占财产、挪用财产罪或者破坏社会经济秩序罪，被判处刑罚，执行期满未逾五年，或者因犯罪被剥夺政治权利，执行期满未逾五年；

（三）担任因经营管理不善破产清算的公司、企业的董事或者厂长、经理，并对该公司、企业的破产负有个人责任的，自该公司、企业破产清算完结之日起未逾三年；

（四）担任因违法被吊销营业执照的公司、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾三年；

（五）个人所负数额较大的债务到期未清偿；

（六）因触犯刑法被司法机关立案调查，尚未结案；

（七）法律、行政法规规定不能担任企业领导；

（八）非自然人；

（九）被有关主管机构裁定违反有关证券法规的规定，且涉及有欺诈或者不诚实的行为，自该裁定之日起未逾五年。

第一百一十三条　公司董事、经理和其他高级管理人员代表公司的行为对善意第三人的有效性，不因其在任职、选举或者资格上有任何不合规行为而受影响。

第一百一十四条　除法律、行政法规或者公司股票上市的证券交易所的上市规则要求的义务外，公司董事、监事、经理和其他高级管理人员在行使公司赋予他们的职权时，还应当对每个股东负有下列义务：

（一）不得使公司超越其营业执照规定的营业范围；

（二）应当真诚地以公司最大利益为出发点行事；

（三）不得以任何形式剥夺公司财产，包括（但不限于）对公司有利的机会；

（四）不得剥夺股东的个人权益，包括（但不限于）分配权、表决权，但不包括根据公司章程提交股东大会通过的公司改组。

第一百一十五条　公司董事、监事、经理和其他高级管理人员都有责任在行使其权利或者履行其义务时，以一个合理的谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为。

第一百一十六条　公司董事、监事、经理和其他高级管理人员在履行职责时，必须遵守诚信原则，不应当置自己于自身的利益与承担的义务可能发生冲突的处境。此原则包括（但不限于）履行下列义务：

（一）真诚地以公司最大利益为出发点行事；

（二）在其职权范围内行使权力，不得越权；

（三）亲自行使所赋予他的酌量处理权，不得受他人操纵；非经法律、行政法规允许或者得到股东大会在知情的情况下的同意，不得将其酌量处理权转给他人行使；

（四）对同类别的股东应当平等，对不同类别的股东应当公平；

（五）除公司章程另有规定或者由股东大会在知情的情况下另有批准外，不得与公司订立合同、交易或者安排；

（六）未经股东大会在知情的情况下同意，不得以任何形式利用公司财产为自己谋取利益；

（七）不得利用职权收受贿赂或者其他非法收入，不得以任何形式侵占公司的财产，包括（但不限于）对公司有利的机会；

（八）未经股东大会在知情的情况下同意，不得接受与公司交易有关的佣金；

（九）遵守公司章程，忠实履行职责，维护公司利益，不得利用其在公司的地位和职权为自己谋取私利；

（十）未经股东大会在知情的情况下同意，不得以任何形式与公司竞争；

（十一）不得挪用公司资金或者将公司资金借贷给他人，不得将公司资产以其个人名义或者以其他名义开立帐户存储，不得以公司资产为本公司的股东或者其他个人债务提供担保；

（十二）未经股东大会在知情的情况下同意，不得泄露其在任职期间所获得的涉及本公司的机密信息；除非以公司利益为目的，亦不得利用该信息；但是，在下列情况下，可以向法院或者其他政府主管机构披露该信息：

1、法律有规定；
2、公众利益有要求；
3、该董事、监事、经理和其他高级管理人员本身的利益有要求。

第一百一十七条 公司董事、监事、经理和其他高级管理人员，不得指使下列人员或者机构（“相关人”）作出董事、监事、经理和其他高级管理人员不能作的事：

（一）公司董事、监事、经理和其他高级管理人员的配偶或者未成年子女；

（二）公司董事、监事、经理和其他高级管理人员或者本条（一）项所述人员的信托人；

（三）公司董事、监事、经理和其他高级管理人员或者本条（一）、（二）项所述人员的合伙人；

（四）由公司董事、监事、经理和其他高级管理人员在事实上单独控制的公司，或者与本条（一）、（二）、（三）项所提及的人员或者公司其他董事、监事、经理和其他高级管理人员在事实上共同控制的公司；

（五）本条（四）项所指被控制的公司的董事、监事、经理和其他高级管理人员。

第一百一十八条 公司董事、监事、经理和其他高级管理人员所负的诚信义务不一定因其任期结束而终止，其对公司商业秘密保密的义务在其任期结束后仍有效。其他义务的持续期应当根据公平的原则决定，取决于事件发生时与离任之间时间的长短，以及与公司的关系在何种情形和条件下结束。

第一百一十九条 公司董事、监事、经理和其他高级管理人员因违反某项具体义务所负的责任，可以由股东大会在知情的情况下解除，但是本章程第四十七条所规定的情形除外。

第一百二十条 公司董事、监事、经理和其他高级管理人员，直接或者间接与公司已订立的或者计划中的合同、交易、安排有重要利害关系时，（公司与董事、监事、经理和其他高级管理人员的聘任合同除外），不论有关事项在正常情况下是否需要董事会批准同意，均应当尽快向董事会披露其利害关系的性质和程度。

除非有利害关系的公司董事、监事、经理和其他高级管理人员按照本条前款的要求向董事会做了披露，并且董事会在不将其计入法定人数，亦未参加表决的会议上批准了该事项，公司有权撤消该合同、交易或者安排，但在对方是对有关董事、监事、经理和其他高级管理人员违反其义务的行为不知情的善意当事人的情形下除外。

公司董事、监事、经理和其他高级管理人员的相关人与某合同、交易、安排有利害关系的，有关董事、监事、经理和其他高级管理人员也应被视为有利害关系。

第一百二十一条 如果公司董事、监事、经理和其他高级管理人员在公司首次考虑订立有关合同、交易、安排前以书面形式通知董事会，声明由于通知所列的内

容，公司日后达成的合同、交易、安排与其有利害关系，则在通知阐明的范围内，有关董事、监事、经理和其他高级管理人员视为做了本章前条所规定的披露。

第一百二十二条　公司不得以任何方式为其董事、监事、经理和其他高级管理人员缴纳税款。

第一百二十三条　公司不得直接或者间接向本公司和其母公司的董事、监事、经理和其他高级管理人员提供贷款、贷款担保；亦不得向前述人员的相关人提供贷款、贷款担保。

前款规定不适用于下列情形：

（一）公司向其子公司提供贷款或者为子公司提供贷款担保；

（二）公司根据经股东大会批准的聘任合同，向公司的董事、监事、经理和其他高级管理人员提供贷款、贷款担保或者其他款项，使之支付为了公司目的或者为了履行其公司职责所发生的费用；

（三）如公司的正常业务范围包括提供贷款、贷款担保，公司可以向有关董事、监事、经理和其他高级管理人员及其相关人提供贷款、贷款担保，但提供贷款、贷款担保的条件应当是正常商务条件。

第一百二十四条　公司违反前条规定提供贷款的，不论其贷款条件如何，收到款项的人应当立即偿还。

第一百二十五条　公司违反第一百二十三条第一款的规定所提供的贷款担保，不得强制公司执行；但下列情况除外：

（一）向公司或者其母公司的董事、监事、经理和其他高级管理人员的相关人提供贷款时，提供贷款人不知情的；

（二）公司提供的担保物已由提供贷款人合法地售予善意购买者的。

第一百二十六条　本章前述条款中所称担保，包括由保证人承担责任或者提供财产以保证义务人履行义务的行为。

第一百二十七条　公司董事、监事、经理和其他高级管理人员违反对公司所负的义务时，除法律、行政法规规定的各种权利、补救措施外，公司有权采取以下措施：

（一）要求有关董事、监事、经理和其他高级管理人员赔偿由于其失职给公司造成的损失；

（二）撤销任何由公司与有关董事、监事、经理和其他高级管理人员订立的合同或者交易，以及由公司与第三人（当第三人明知或者理应知道代表公司的董事、监事、经理和其他高级管理人员违反了对公司应负的义务）订立的合同或者交易；

（三）要求有关董事、监事、经理和其他高级管理人员交出因违反义务而获得的收益；

（四）追回有关董事、监事、经理和其他高级管理人员收受的本应为公司所收

取的款项，包括（但不限于）佣金；

（五）要求有关董事、监事、经理和其他高级管理人员退还因本应交予公司的款项所赚取的、或者可能赚取的利息。

第一百二十八条　公司应当就报酬事项与公司董事、监事订立书面合同，并经股东大会事先批准。前述报酬事项包括：

（一）作为公司的董事、监事或者高级管理人员的报酬；

（二）作为公司的子公司的董事、监事或者高级管理人员的报酬；

（三）为公司及其子公司的管理提供其他服务的报酬；

（四）该董事或者监事因失去职位或者退休所获补偿的款项。

除按前述合同外，董事、监事不得因前述事项为其应获取的利益向公司提出诉讼。

第一百二十九条　公司在与公司董事、监事订立的有关报酬事项的合同中应当规定，当公司将被收购时，公司董事、监事在股东大会事先批准的条件下，有权取得因失去职位或者退休而获得的补偿或者其他款项。前款所称公司被收购是指下列情况之一：

（一）任何人向全体股东提出收购要约；

（二）任何人提出收购要约，旨在使要约人成为控股股东。控股股东的定义与本章程第四十八条中的定义相同。

如果有关董事、监事不遵守本条规定，其收到的任何款项，应当归那些由于接受前述要约而将其股份出售的人所有，该董事、监事应当承担因按比例分发该等款项所产生的费用，该费用不得从该等款项中扣除。

第十五章　财务会计制度与利润分配

第一百三十条　公司依照法律、行政法规和国务院财政主管部门制定的中国会计准则的规定，制定本公司的财务会计制度。

第一百三十一条　公司应当在每一会计年度终了时制作财务报告，并依法经审查验证。

第一百三十二条　公司董事会应当在每次股东年会上，向股东呈交有关法律、行政法规、地方政府及主管部门颁布的规范性文件所规定由公司准备的财务报告。

第一百三十三条　公司的财务报告应当在召开股东大会年会的二十日以前置备于本公司，供股东查阅。公司的每个股东都有权得到本章中所担及的财务报告。

到香港上市的公司至少应当将前述报告以邮资已付的邮件寄给每个境外上市外资股股东，受件人地址以股东的名册登记的地址为准。

第一百三十四条　公司的财务报表除应当按中国会计准则及法规编制外，还应当按国际或者境外上市地会计准则编制。如按两种会计准则编制的财务报表有重要

出入，应当在财务报表附注中加以注明。公司在分配有关会计年度的税后利润时，以前述两种财务报表中税后利润数较少者为准。

第一百三十五条　公司公布或者披露的中期业绩或者财务资料应当按中国会计准则及法规编制，同时按国际或者境外上市地会计准则编制。

第一百三十六条　公司每一会计年度公布两次财务报告，即在一会计年度的前六个月结束后的６０天内公布中期财务报告，会计年度结束后的１２０天内公布年度财务报告。

第一百三十七条　公司除法定的会计帐册外，不得另立会计帐册。

第一百三十八条　资本公积金包括下列款项：
（一）超过股票面额发行所得的溢价款；
（二）国务院财政主管部门规定列入资本公积金的其他收入。

第一百三十九条　公司可以下列形式分配股利：
（一）现金；
（二）股票。

第一百四十条　公司应当为持有境外上市外资股份的股东委任收款代理人。收款代理人应当代有关股东收取公司就境外上市外资股股份分配的股利及其他应付的款项。

公司委任的收款代理人应当符合上市地法律或者证券交易所有关规定的要求。

第十六章　会计师事务所的聘任

第一百四十一条　公司应当聘用符合国家有关规定的、独立的会计师事务所，审计公司的年度财务报告，并审核公司的其他财务报告。

公司的首任会计师事务所可以由创立大会在首次股东年会前聘任，该会计师事务所的任期在首次股东年会结束时终止。

创立大会不行使前款规定的职权时，由董事会行使该职权。

第一百四十二条　公司聘用会计师事务所的聘期，自公司本次股东年会结束时起至下次股东年会结束时止。

第一百四十三条　经公司聘用的会计师事务所享有下列权利：

（一）随时查阅公司的帐簿、记录或者凭证，并有权要求公司的董事、经理或者其他高级管理人员提供有关资料和说明；

（二）要求公司采取一切合理措施，从其子公司取得该会计师事务所为履行职务而必需的资料和说明；

（三）出席股东会议，得到任何股东有权收到的会议通知或者与会议有关的其

他信息，在任何股东会议上就涉及其作为公司的会计师事务所的事宜发言。

第一百四十四条 如果会计师事务所职位出现空缺，董事会在股东大会召开前，可以委任会计师事务所填补该空缺。但在空缺持续期间，公司如有其他在任的会计师事务所，该等会计师事务所仍可行事。

第一百四十五条 不论会计师事务所与公司订立的合同条款如何规定，股东大会可以在任何会计师事务所任期届满前，通过普通决议决定将该会计师事务所解聘。有关会计师事务所如有因被解聘而向公司索偿的权利，有关权利不因此而受影响。

第一百四十六条 会计师事务所的报酬或者确定报酬的方式由股东大会决定。由董事会聘任的会计师事务所的报酬由董事会确定。

第一百四十七条 公司聘用、解聘或者不再续聘会计师事务所由股东大会作出决定，并报国务院证券主管机构备案。

第一百四十八条 公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情事。

第十七章　公司的合并与分立

第一百四十九条 公司合并或者分立，应当由公司董事会提出方案，按公司章程规定的程序通过后，依法办理有关审批手续。反对公司合并、分立方案的股东，有权要求公司或者同意公司合并、分立方案的股东，以公平价格购买其股份。公司合并、分立决议的内容应当作成专门文件，供股东查阅。

对到香港上市公司的境外上市外资股股东，前述文件还应当以邮件方式送达。

第一百五十条　公司合并可以采取吸收合并和新设合并两种形式。

公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。

公司合并后，合并各方的债权、债务，由合并后存续的公司或者新设的公司承继。

第一百五十一条 公司分立，其财产应当作相应的分割。

公司分立，应当由分立各方签订分立协议，并编制资产负债表及财产清单。公司应当自作出分立决议之日起十日内通知债权人，并于三十日内在报纸上至少公告三次。

公司分立前的债务按所达成的协议由分立后的公司承担。

第一百五十二条　公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，依法办理公司注销登记；设立新公司的，依法办理公司设立登记。

第十八章　公司解散和清算

第一百五十三条　公司有下列情形之一的，应当解散并依法进行清算：

（一）营业期限届满；

（二）股东大会决议解散；

（三）因公司合并或者分立需要解散；

（四）公司因不能清偿到期债务被依法宣告破产；

（五）公司违反法律、行政法规被依法责令关闭。

第一百五十四条　公司因前条（一）、（二）项规定解散的，应当在十五日之内成立清算组，并由股东大会以普通决议的方式确定其人选。

公司因前条（四）项规定解散的，由人民法院依照有关法律的规定，组织股东、有关机关及有关专业人员成立清算组，进行清算。

公司因前条（五）项规定解散的，由有关主管机关组织股东、有关机关及有关专业人员成立清算组，进行清算。

第一百五十五条　如董事会决定公司进行清算（因公司宣告破产而清算的除外），应当在为此召集的股东大会的通知中，声明董事会对公司的状况已经做了全面的调查，并认为公司可以在清算开始后十二个月内全部清偿公司债务。

股东大会进行清算的决议通过之后，公司董事会的职权立即终止。

清算组应当遵循股东大会的指示，每年至少向股东大会报告一次清算组的收入和支出，公司的业务和清算的进展，并在清算结束时向股东大会作最后报告。

第一百五十六条　清算组应当自成立之日起十日内通知债权人，并于六十日内在报纸上至少公告三次。清算组应当对债权进行登记。

第一百五十七条　清算组在清算期间行使下列职权：

（一）清理公司财产，分别编制资产负债表和财产清单；

（二）通知或者公告债权人；

（三）处理与清算有关的公司未了结的业务；

（四）清缴所欠税款；

（五）清理债权、债务；

（六）处理公司清偿债务后的剩余财产；

（七）代表公司参与民事诉讼活动。

第一百五十八条　清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东大会或者有关主管机关确认。

公司财产按下列顺序清偿：〔清偿顺序〕。

公司财产按前款规定清偿后的剩余财产，由公司股东按其持有股份的种类和比例进行分配。

清算期间，公司不得开展新的经营活动。

第一百五十九条　因公司解散而清算，清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当立即向人民法院申请宣告破产。

公司经人民法院裁定宣告破产后，清算组应当将清算事务移交给人民法院。

第一百六十条　公司清算结束后，清算组应当制作清算报告以及清算期内收支报表和财务帐册，经中国注册会计师验证后，报股东大会或者有关主管机关确认。

清算组应当自股东大会或者有关主管机关确认之日起３０日内，将前述文件报送公司登记机关，申请注销公司登记，公告公司终止。

第十九章　公司章程的修订程序

第一百六十一条　公司根据法律、行政法规及公司章程的规定，可以修改公司章程。

第一百六十二条　公司章程的修改，涉及《到境外上市公司章程必备条款》（简称《必备条款》）内容的，经国务院授权的公司审批部门和国务院证券委员会批准后生效；涉及公司登记事项的，应当依法办理变更登记。

第二十章　争议的解决

第一百六十三条　凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、经理或者其他高级管理人员之间，境外上市外资股股东与内资股股东之间，基于公司章程及有关法律、行政法规所规定的权利义务发生的与公司事务有关的争议或者权利主张，国务院证券主管机构未就争议解决方式与境外有关证券监管机构达成谅解、协议的，有关当事人可以依照法律、行政法规规定的方式解决，也可以双方协议确定的方式解决。

到香港上市的公司，应当将下列内容载入公司章程：

（一）凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、经理或者其他高级管理人员之间，境外上市外资股股东与内资股股东之间，基于公司章程、《公司法》及其他有关法律、行政法规所规定的权利义务发生的与公司事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。

前述争议或者权利主张提交仲裁时，应当是全部权利主张或者争议整体；所有由于同一事由有诉因的人或者该争议或权利主张的解决需要其参与的人，如果其身份为公司或公司股东、董事、监事、经理或者其他高级管理人员，应当服从仲裁。

有关股东界定、股东名册的争议，可以不用仲裁方式解决。

（二）申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。申请仲裁者将争议

或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。

如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。

（三）以仲裁方式解决因（一）项所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。

（四）仲裁机构作出的裁决是终局裁决，对各方均具有约束力。

第二十一章　附　则

第一百六十四条　《必备条款》中明确规定到香港上市的股份有限公司章程所应当载明的内容，无须载入到香港以外的其他地区或者国家上市的股份有限公司的章程。

第一百六十五条　对于到香港上市的公司，《必备条款》中所称会计师事务所的含义与“核数师”相同。

第一百六十六条　《必备条款》中，以“（　）”标示的内容，由公司按照实际情况填入；以“（　）”标示的内容，必须载入公司章程。

Advice on Implementing the Mandatory Provisions in the Articles of Association of Companies Listed Abroad

(Ref. No.: Z.W.F.(1994)No.21)

Promulgated by the State Council Securities Commission/State Economic System Reform Commission on August 27, 1994 and effective as of August 27, 1994

To: the People's Government of every provincial or autonomous region, municipalities directly under the central government and cities separately listed in the plan, and every department, commission and immediate subordinate organization of the State Council

To meet the needs of the limited companies that will raise equity capital and gets listed aboard, to regulate the behavior of the limited company that is listed abroad, the State Council Securities Commission and State Economic System Reform Commission have formulated The Mandatory Provisions in the Articles of Association of Company Listed Abroad (hereinafter referred to as the "Mandatory Provisions") according to Article 13 of Special Regulation of the State Council on Limited Companies Raising Equity Capital and Listed Abroad. The copies of the Mandatory Provisions are printed and distributed for you to follow.

A limited company to be listed abroad should include the contents required by the Mandatory Provisions in its articles of associations and must no alter or delete the contents required by the Mandatory Provisions. A limited company listed abroad may, on the basis of consideration of its actual situation, include other contents that are beyond those required by the Mandatory Provisions but meet the actual needs of the company, or alter the wording or text order of the Mandatory Provisions on the precondition that the connotation of the Mandatory Provisions is not altered. The contents of the Mandatory Provisions that are explicitly required to be included in the articles of association of a limited company that will be listed in Hong Kong is unnecessary to be included in the articles of association of a company that will be listed in a region/country other than Hong Kong.

The Mandatory Provisions will come into force on the date of issue of this advice. If the articles of association of a company that has already been granted the approval before the issue date of this advice does not meet the requirements of the Mandatory Provisions, the company should make corresponding modification to its articles of association at the first annual shareholders' meeting after the issue of this advice.

Attachment: Mandatory Provisions in the Articles of Association of Companies Listed Abroad

Chapter 1 General Provisions

Article 1

This Company is a limited company incorporated according to the Company Law of the People's Republic of China (hereinafter referred to as the Company Law), Special Regulation of the State Council on Limited Companies Raising Equity Capital and Listed Abroad (hereinafter referred to as the Special Regulation) and other relevant state laws and administrative regulations.

Upon the approval of [name of the approval authority and document Ref. No.], this Company was established on [date of incorporation] by means of initiation [or public share offering], was registered with [name of the company house's domicile] Administration for Industry & Commerce on [date of registration] and was granted the Business License. The number of the Business License is: [number]

Initiators : [full names of the initiators]

Article 2

Registered Name: [full name in Chinese]
[full name in English]

Article 3

Registered Address: [full address, zip code, tel., telex.]

Article 4

The Legal representative of the Company is the chairman of the board of directors.

Article 5

The Company's term of operation is [number] years [or the Company is a perpetually existing limited company].

Article 6

The Articles of Association will take effect upon the date of incorporation.

From the date of incorporation on, the Articles of Association will be a legally binding instrument that regulates the Company's organization and behavior, rights & obligations between the Company and the shareholders, and rights & obligations between the shareholders.

Article 7

The Articles of Association of the Company has binding force upon the Company, its shareholders, supervisors, managers and other officials. The personnel said in the previous sentence are entitled to make claims concerning the Company issues

according to the Articles of Association.

Any shareholder can sue the Company according to the Articles of Association; the Company can sue any shareholder according to the Articles of Association; any shareholder can sue other shareholders according to the Articles of Association; any shareholder can sue the Company's directors, supervisors, managers and other officials according to the Articles of Association.

The term "sue" used in the previous paragraph includes the meaning of lodging a suit with a law court or applying to an arbitration authority for arbitration.

Article 8
The Company may invest in another limited liability company or limited company and bear its responsibility for the latter against the amount of its investment.

Subject to the approval of the company examination & approval authority delegated by the State Council, the Company, in light of the need of management, may be run as a holding company according to Article 12.2 of Company Law.

Chapter 1 Aim and Scope of Business

Article 9
The Company's aim of business is: [aim of business].

Article 10
The Company's scope of business is subject to the lines approved by the company registration authority.

The major business includes: [lines approved by the company registration authority]
The minor business includes: [lines approved by the company registration authority]

Chapter 3 Stock & Registered Capital

Article 11
The Company has common stock at any time. Subject to the company examination & approval authority delegated by the State Council, the Company may, in light of its needs, have other kinds of stock.

Article 12
Any share issued by the Company has par value, RMB one yuan per share.

Article 13
With the approval of the State Council's securities regulatory authority, the Company may issue shares to domestic investors and overseas investors.

The overseas investors mentioned in the previous paragraph refer to the investors of a

foreign country or the regions of Hong Kong, Macao and Taiwan, who subscribe for the Company's shares; The domestic investors mentioned in the previous paragraph refer to the investors of the People's Republic of China who subscribe for the Company's shares, not including those of the regions mentioned above.

Article 14

The shares issued by the Company to domestic investors and subscribed in Renminbi are referred to as domestic capital shares while the shares issued by the Company to overseas investors and subscribed in a foreign currency are referred to as foreign capital shares. The overseas capital shares listed overseas are referred to as overseas-listed foreign capital shares.

Article 15

Subject to the company examination & approval authority delegated by the State Council, the Company may issue a maximum of [number of shares] ordinary shares. It may issue [number of shares] shares to initiators at its establishment, which account for [percentage] percent of the total number of ordinary shares.

Article 16

The [number of shares] ordinary shares issued by the Company after its incorporation, including [number of shares] to [number of shares] overseas-listed foreign capital shares, which account for [percentage] per cent of the total number of ordinary shares that the Company is allowed to issues, and [number of shares] domestic capital shares issued to the public.

The composition of the capital stock of the Company: [number of shares] ordinary shares, including [number of shares] shares held by incorporators, [number of shares] held by domestic capital shareholders and [number of shares] held by overseas-listed foreign capital shareholders.

Article 17

The board of directors may make respective arrangements to carry out the plans of the Company to issue overseas-listed foreign capital shares and to issue domestic capital shares that have been approved by the securities regulatory authority of the State Council.

The Company may carry out the plans mention in the previous paragraph to issue overseas-listed foreign capital shares and domestic capital shares within 15 days from the date of approval by the State Council Securities Commission.

Article 18

If the company issues both overseas-listed foreign capital shares and domestic capital shares among the total number of shares stipulated in the issue plan, it shall issue all the shares once; however, if it is cannot raise all the equity capital through one issue,

it is allowed to issue shares through several issues upon the approval of the State Council Securities Commission.

Article 19
The registered capital of the Company is RMB [amount of capital] Yuan.

Article 20
The Company may increase its capital in light of the need of the business and growth according to the relevant provisions of the Articles of Association.

The Company may increase its capital in the following ways:
(1) issuing new shares to non-specified investors;
(2) allocating new shares to the existing shareholders;
(3) distributing new shares to the existing shareholders;
(4) other means permitted by the law and administrative regulation.

The Company's intention to increase its capital and issue new shares shall be ratified by the Articles of Association. Then the procedures provided by the applicable law and administrative regulation shall be followed.

Article 21
Unless otherwise stipulated by the applicable law and administrative regulation, the Company's shares can be freely transferred without any lien attached.

Chapter 4 Reducing Capital & Redeeming Shares

Article 22
The Company may reduce its registered capital according to the Articles of Association.

Article 23
When the Company reduces its registered capital, it must prepare the balance sheet and list of assets.

The Company shall inform the creditors of the capital reduction within ten days from the date when the resolution on capital reduction is passed and shall put the announcement on newspaper at least three times within 30 days. The creditors have the right to claim the debts or ask for corresponding guarantee of liquidation within 30 days from receiving the advice or 90 days from the date of the first announcement if the advice is not received.

The registered capital after the reduction cannot be less than the minimum amount required by law.

Article 24

The Company may redeem its issued shares after passing the procedures required by the Articles of Association and getting the approval of the competent authority of the government in the following cases.

(1) canceling shares to deduce the capital of the Company;
(2) merging with other companies that holding the shares of the Company;
(3) other cases permitted by the law and administrative regulation.

Article 25
With the approval of the competent authority of the government, the Company may redeem its shares in one of the following ways:

(1) offering to redeem a number of shares of the same proportion to all the shareholders;
(2) redeeming the shares through open market transaction at the stock exchange;
(3) redeeming the shares outside the stock exchange by means of agreement.

Article 26
If the Company intends to redeem the shares outside the stock exchange by means of agreement, it shall be ratified by the shareholders' meeting according to the Articles of Association. With the ratification of the shareholders in the same way, the Company may cancel or amend a signed contract in the way mentioned above or waive any right in the contract.

The stock redemption contract mentioned in the previous paragraph includes but is not limited to an agreement expressing willingness to buy back the obligation for the redeemed shares and to obtain the right of the redeemed shares.

The Company may not transfer the stock redemption contract or any right stipulated in the contract.

Article 27
When the Company have redeemed the shares according to law, it shall cancel the registration of these shares and apply for registered capital alteration registration with the company registration authority within the period stipulated by law and administrative regulation.

The total par value of the cancelled shares shall be deducted from the registered capital of the Company.

Article 28
If the Company is to go public in Hong Kong, it shall include the following contents in this Articles of Association:

Unless the Company is in the process of liquidation, the Company shall follow the following rules when redeeming its issued shares:

(1) If the Company redeems the shares at the price of the par value, the payment shall be deducted from the book balance of distributable profit, the revenue of new shares issued to redeem the old shares;

(2) If the Company redeems the shares at a price higher than the par value, the part that corresponds to the total par value shall be deducted from the book balance of distributable profit, the revenue of new shares issued to redeem the old shares while the part exceeding the par value shall be dealt with in the following ways:

a. if the redeemed shares are issued at the price of the par value, the exceeding part shall be deducted from the book balance of distributable profit;

b. if the redeemed shares are issued at a price higher than the par value, the exceeding part shall be deducted from the book balance of distributable profit, the revenue of new shares issued to redeem the old shares; however, the amount deducted from the revenue of new shares issued cannot exceed the total premium of the redeemed shares when issued or the amount (including the premium of new shares issued) of the premium account (or capital public reserve account) of the Company at the time of redemption.

(3) The money spent by the Company for the following purposes shall come from the distributable profit of the Company:
a. obtaining the right to redeem the shares;
b. amending the stock redemption contract;
c. canceling its obligation in the redemption contract.

(4) After the total par value of the shares cancelled is deducted from the registered capital of the Company, the amount deducted from the distributable profit for the purpose of redeeming the par value part shall be entered into the Company's premium account (or capital public reserve account).

Chapter 5 Financial Support for Purchasing the Company's Shares

Article 29
Neither the Company nor any of its subsidiaries may, at any time, in any form, give any financial support to any person who buys or is going to buy the Company's shares. The person who buys the Company's shares includes the person who directly or indirectly bear obligation because of buying the Company's shares.

Neither the Company nor any of its subsidiaries may, at any time, in any form, give any financial support to any person abovementioned to reduce or eliminate his/her

obligation.

This article does not apply to the case described in Article 31 hereof.

Article 30

The financial support used in this chapter includes but is not limited to:

(1) giving a present;
(2) guarantee (including guarantor bearing the responsibility or offering property to ensure the obligor's fulfillment of the obligation), compensation (excluding the compensation due to the fault of the Company), release or waive rights;
(3) providing a loan or signing a contract stipulating that the Company will fulfill its obligation before the other party, the change of the party to this loan or contract and the transfer of the right specified in the contract;
(4) offering financial support in other ways when the Company is insolvent, has no net assets or the financial support will lead to substantial decrease of the net assets.

The expression "bear obligation" used in this chapter including the obligation borne by the obligor because of signing a contract or making an arrangement (not matter whether this contract or arrangement in enforceable and the obligation is to be borne by him alone or jointly by him and any other person), or because of his financial standing has changed in any other way.

Article 31

The following acts are not deemed as the acts prohibited by Article 29:

(1) The Company provides financial support honestly in the interest of the Company, and the main purpose of the financial support is not buying the Company's shares, or the financial support is part of a general plan of the Company;
(2) The Company distributes its assets as dividends under law;
(3) The Company distributes its dividends in the form of shares;
(4) The Company, pursuant to the Articles of Association, reduces its registered capital, redeems the shares, change the structure of the shares, etc.;
(5) The Company, within its business scope, provide loans for its normal business activities (without leading to the decrease of the net assts of the Company, or with the financial support coming from the distributable profit of the Company even if it leads to the decrease of the net assets of the Company);
(6) The Company provide money for the employees share-holding plan ((without leading to the decrease of the net assts of the Company, or with the financial support coming from the distributable profit of the Company even if leads to the decrease of the net assets of the Company).

Chapter 6 Shares & Shareholders' Register

Article 32

The shares of the Company are registered shares.

Issues indicated on the Company's share certificate shall include those required by the stock exchange where the Company is listed as well as those required by the Company Law.

Article 33

The share certificate shall be signed by the chairman of the board. If the stock exchange where the Company is listed requires the signatures of other officials of the Company, the share certificate shall also be signed by such officials. The share certificate shall bear the official seal of the Company or have the official seal printed on it before it becomes valid. The signature of the chairman of the board or other officials of the Company may also be printed on the share certificate.

Article 34

The Company shall keep a shareholders' register that records the following information:

(1) Name, address (residence), occupation or nature of each shareholder;
(2) Type & number of shares held by each shareholder;
(3) Money paid or due for the shares held by each shareholder;
(4) Serial numbers of shares held by each shareholder;
(5) Dates when a shareholder is registered as a shareholder;
(6) Dates when a shareholder stops being a shareholder;

The Shareholders' Register is ample evidence that a shareholder holds shares of the Company unless there is opposite evidence.

Article 35

According to the understanding and agreement reached between the securities regulatory authority of the State Council and the overseas securities regulatory authority, the Company may store its overseas-listed foreign capital shareholders' register at an overseas location and place it in the custody of an overseas agent. The Company shall store the duplicate of the overseas-listed foreign capital shareholders' register at the registered address of the Company; the entrusted overseas agent shall ensure the identity between the original and the duplicate of the overseas-listed foreign capital shareholders' register.

If the original and the duplication of the overseas-listed foreign capital shareholders' register is no consistent, the original shall prevail.

Article 36

The Company shall keep a complete shareholders' register.

The shareholders' register shall include the follows parts:

(1) the shareholders' register stored at the registered residence of the Company, apart from the registers defined in (2) (3) of this article;
(2) the overseas-listed foreign capital shareholders' register stored at the locality of the overseas stock exchange where the Company is listed;
(3) the shareholders' register that the board of directors determines to store at another place for listing of shares.

Article 37

The different parts of the shareholders' register shall not overlap. The transfer of shares registered in one part of the shareholders' register, shall not, during the term of the registration, be registered in other parts of the shareholders' register.

Revision or correction of each part of the shareholders' register shall be made according to the law of the locality where it is stored.

Article 38

No alteration registration due to the transfer of shares shall be registered within 30 days before the shareholders' meeting or 5 days before the base date for dividends distribution.

Article 39

When the Company convenes the shareholders' meeting, distributes dividends, liquidates, or conducts any other act that needs the confirmation of ownership of shares, the board of directors will decide a certain date is the share ownership confirmation date. The shareholders recorded in the register at the conclusion of the share ownership confirmation date are the Company's shareholders.

Article 40

Any person who has an objection to the shareholders' register, demanding that his/her name be registered on or deleted from the shareholders' register, may file an application to the court with jurisdiction to modify the shareholders' register.

Article 41

If any shareholder registered on the shareholders' register or any person demands that his/her name be registered on the shareholders' register loses his/her share certificates (that is the original "share certificates"), he/she can apply to the Company for the reissue of new share certificates for the shares (that is "the relevant shares").

Article 150 of the Company Law shall be followed if a domestic capital shareholder loses his/her share certificates and applies for the reissue of new share certificates.

The law of the locality where the original overseas-listed foreign capital shareholders' register is stored, the regulation of the stock exchange or other applicable regulations shall be followed if an overseas-listed foreign capital shareholder loses his/her share certificates and applies for the reissue of new share certificates.

If an overseas-listed foreign capital shareholder of a company that is listed in Hong Kong loses his/her share certificates and applies for the reissue of new share certificates, the reissue shall meet the following requirements:

(1) The applicant shall submit the application in the standard form specified by the Company together with a notarial certificate or a legal declaration, which shall include the reason for the application, circumstances and evidence of losing the share certificates and a statement that no other person may demand being registered as a shareholder owning the shares in question.

(2) Before the Company decides to reissue new share certificates, it receives no statement from anybody other than the applicant demanding his/her being registered as the holder of such shares.

(3) When the Company decides to reissue new share certificates to the applicant, it shall put on announcement in newspapers or magazines specified by the board of directors, stating that it is going to reissue new share certificates. The announcement period is 90 days with the announcement repeated at least once every 30 days.

(4) Before putting on the announcement of the reissue of new share certificates, the Company shall submit a copy of the announcement to be published to the stock exchange where it is listed. After receiving the reply of the stock exchange confirming that the announcement has been posted in the stock exchange, the Company can have the announcement published. The announcement will be displayed in the stock exchange for 90 days.

If the application for the reissue of new share certificates is not agreed by the registered shareholder of the relevant shares, the Company shall mail the photocopy of the announcement to be published to the said shareholder.

(5) The announcement or display stipulated in (3) and (4) of this article will last for 90 days. If the Company receives no objection to the reissue of new share certificates, the Company may reissue new share certificates according to the application of the applicant.

(6) When the Company reissues new share certificates, it shall cancel the original share certificates immediately and record the cancellation together with the reissue

on the shareholders' registers.

(7) All the cost incurred by the Company in canceling the original share certificate and reissuing new share certificates shall be covered by the applicant. Before the applicant provides reasonable guarantee, the Company has the right to refuse to take any action.

Article 42
After the Company reissue new share certificates according to the Articles of Association, the name of the bona fide buyer of the said new share certificates or the shareholder (if a bona fide buyer) that is recorded to be the owner of the shares cannot be deleted from the shareholders' register.

Article 43
The Company is not liable for compensating anybody who suffers loss owing to the cancellation of original share certificates or reissue of new share certificates unless he/she can prove that the Company has been fraudulent.

Chapter 7 Shareholders' Rights and Obligations

Article 44
Shareholders of the Company refer to the people holding the Company's shares legally and having their names recorded on the shareholders' register.

A shareholder enjoys rights and bears obligations according to the kinds and number of shares he/she holds. Shareholders holding the same kind of shares enjoy the same rights and bear the same obligations.

Article 45
The Company's shareholder holding ordinary stocks enjoys the following rights:
(1) to receive dividends and other benefits on the shares he/she holds;
(2) to attend or appoint his/her proxy to attend shareholders' meeting and excise the right to vote;
(3) to monitor and manage the business operation of the Company, to put forward proposals or inquiries;
(4) to transfer his/her shares according to law, administrative regulation or the Articles of Association of the Company;
(5) to receive relevant information according to the Articles of Association of the Company including:
a. to receive the Articles of Association of the Company after paying the cost of it.
b. To have the right, after paying reasonable cost, to examine and make photocopies of the following:
(a) all the shareholders' register;
(b) personal data of the Company's directors, supervisors, managers and other

officials, including their:

(i) current and previous name and alias;
(ii) main address (residence);
(iii) nationality;
(iv) occupation and position of full-time job and all the part-time jobs;
(v) identity certificate and its number

(c) the status of the Company's capital stock;
(d) the report stating the total par value, number, highest price and lowest price in the Company's redemption of every kind of its shares in the last accounting year and the total amount of money the Company paid for the redemption.
(e) The minutes of the shareholders' meeting.

(6) To participate in the distribution of the remaining assets of the Company with the shares he/she holds when the Company winds up or is liquidated.

(7) Other rights granted by law, administrative regulation or the Articles of Association of the Company.

Article 46

Any shareholder holding ordinary stock of the Company shall bear the following obligations:

(1) to observe the Articles of Association of the Company;
(2) to pay the money for the share he/she has subscribed for according to the form of contribution;
(3) Other rights stipulated by law, administrative regulation or the Articles of Association of the Company.

Apart from the terms the subscriber agrees with at the time of subscription, the shareholder is not responsible for making further investment of capital stock.

Article 47

Apart from the obligations stipulated by law, administrative regulation and the listing regulation of the stock exchange where the Company is listed, the holding shareholder, during its exercise of his/her rights as a shareholder, shall not, because of the exercise of his/her voting power, lead to decisions that harm all or some of the shareholders in the following respects:

(1) to relieve directors or supervisors of the responsibility to behave honestly for the maximum benefit of the Company;
(2) to permit directors or supervisors to deprive the Company of its asset (for their own benefit or other persons' benefit), including (but not limited to) any distributing right, voting right, excluding the Company's restructuring passed by the shareholders' meeting according to the Articles of Association.

Article 48

The holding shareholder mentioned in the previous article refers to one that satisfies any one of the following conditions:

(1) he/she can elect more than half of the directors when acting alone or acting with others;
(2) he/she can exercise no less than 30% of the voting power of the Company or can control no less than 30% of the voting power of the Company when acting alone or acting with others;
(3) he/she owns no less than 30% of the issued shares of the Company when acting along or acting with others;
(4) he/she virtually controls the Company when acting along or acting with others;

Chapter 8 Shareholders' Meeting

Article 49

The shareholders' meeting is the power body of the Company and exercise its rights under law.

Article 50

The shareholders' meeting exercises the following rights.

(1) to decide the Company's business policy and investment plans;
(2) to elect and change directors and decide the directors' remunerations;
(3) to elect and change supervisors acted by directors and decide the supervisors' remunerations;
(4) to examine and approve the reports of the board of directors;
(5) to examine and approve the reports of the board of supervisors;
(6) to examine and approve the annual financial plan of budget and final accounts of the Company;
(7) to examine and approve the profit distribution plan and loss make-up plan of the Company;
(8) to make decision on the addition or reduction of the registered capital of the Company;
(9) to make decision on such issues as the merging, division, dissolution and liquidation of the Company;
(10) to pass resolution on the issue of corporate bonds;
(11) to pass resolution on hiring or dismissing a certified public accountants office or not renewing the contract with the certified public accountants office;
(12) to revise the Articles of Association;
(13) to examine the proposal made by shareholders representing no less than 5% of the voting shares of the Company;
(14) to decide other issues that, according to law, administrative regulation or the Articles of Association, shall be decided by the resolution of the shareholders' meeting.

Article 51

Unless ratified by the shareholders' meeting, the Company may not sign a contract with anybody other than the directors, supervisors, manager or other officials whereby the Company entrusts this person to be responsible for the management of all or important business of the Company.

Article 52

The shareholders' meeting is classified into annual shareholders' meeting and contingent shareholders' meeting. The annual shareholders' meeting, held once every year, shall be convened within 6 months after conclusion of the previous accounting year.

The board of directors shall convene a contingent shareholders' meeting within two months in any of the following cases:

(1) the number of the directors does reach the number required by the Company Law or two thirds of the number required by the Articles of Association;
(2) the loss that has not been made up reaches one third of the total capital stock of the Company;
(3) shareholders representing no fewer than 10% of the voting shares issued call for a contingent shareholders' meeting in writing;
(4) the directors think it necessary to hold a contingent shareholders' meeting or the supervisors call for it.

Article 53

Before holding a shareholders' meeting, the Company shall send a written notice 45 days in advance, informing every registered shareholder of the issues on the agenda as well as the date and place of the meeting. Shareholders that are going to attend the meeting shall send their reply of attending the meeting to the Company 20 days in advance of the meeting date.

Article 54

At the annual shareholders' meeting, shareholders owning no fewer than 5% of the total voting shares of the Company may make a new proposal in writing. The Company shall include the items of the proposal that lie in the responsibility of the shareholders' meeting in the agenda of the meeting.

Article 55

Based on the written replies received 20 days before the shareholders' meeting, the Company will calculate the number of voting shares represented by the shareholders planning to attend the shareholders' meeting. When the voting shares represented by the shareholders planning to attend the meeting reach half of the total voting shares of the Company, the Company may convene a shareholders' meeting. Otherwise, the

Company shall inform sharcholders in the form of public announcement of the issues on the agenda, date and place of the meeting within 5 days. Having given the public announcement, the Company may convene the shareholders' meeting.

A contingent shareholders' meeting shall not decide any item that is not indicated in the announcement.

Article 56

The notice of the shareholders' meeting shall meet the following requirements:

(1) It is given in writing;
(2) The place, date and time of the meeting are indicated;
(3) The items on the agenda are listed.
(4) Information and explanation are provided for the shareholders about the items to be discussed necessary for coming to sensible decisions; this principle applies to (but not limited to) providing the detailed terms and contract (if any) and explaining the cause and consequence when the Company proposes merger, redemption of shares, recomposition of capital stock or other restructuring;
(5) If any director, supervisor, manager or any other official has significant interests in the issue to be discussed, the nature and extent of the interests shall be disclosed; if the influence of an issue to be discussed on the said director, supervisor, manager or any other official as a shareholder is different from the influence on other shareholders of the same class, the difference shall be explained;
(6) The full text of any special resolution to be passed at the meeting shall be provided;
(7) It is explained through obvious wording that a shareholder entitled to attend the meeting and vote may appoint one or more proxies to attend the meeting and vote on his/her behalf; the proxy does not have to be a sharcholder;
(8) Where and when to serve the Proxy shall be indicated.

Article 57

The notice of the shareholders' meeting shall be send to the shareholders (no matter whether a shareholder has vote right at the shareholders' meeting or not) by a messenger or postage-paid mail. The address of the recipient shall be the address recorded on the shareholders' register. For the domestic capital shareholders, the notice of shareholders' meeting may take the form of announcement.

The announcement mentioned in the previous paragraph shall be published on one or several newspapers or magazines specified by the securities regulatory authority of the State Council during the period from 45 days before the meeting to 50 days before it. Once the announcement is published, all the domestic capital shareholders are deemed to have received the notice of the shareholders' meeting.

Article 58

If the notice is not sent to persons who have the right to receive the notice or the

persons do not receive the notice owing to accident or omission, the meeting and any resolution passed by the meeting shall not lose their validity.

Article 59

Any shareholder that has the right to attend the shareholders' meeting and vote is entitled to appoint one or several persons (who do not have to be shareholders) to attend the meeting as his/her proxy and vote on his/her behalf. With the appointment of the shareholder, the proxy may exercise the following rights:

(1) the right of the shareholder to speak at the shareholders' meeting;
(2) the right to, individually or jointly with others, demand taking a poll;
(3) the right to vote though showing of hands or taking a poll; however, if the shareholder appoints more than one proxies, they can only vote by taking a poll.

Article 60

A shareholder shall appoint his/her proxy with a written instrument, which shall be signed by the principal or his agent appointed in writing. Where the principal is a corporation, the instrument shall bear the official seal or be signed by a director or a duly authorized agent.

Article 61

The Proxy shall be stored at the registered address of the Company or a place indicated in the notice of the meeting 24 hours in advance of the meeting related to the Proxy or 24 hours in advance of the voting. If the Proxy is signed by a person authorized by the principal, the power of attorney authorizing the signature or any other authorization instrument shall be notarized. The notarized power of attorney or any other authorization instrument shall be stored at the registered address of the Company or a place indicated in the notice of the meeting together with the Proxy.

If the principal is a corporation, the person(s) authorized by its legal representative, board of directors or other decision-making body shall act as its representative at the shareholders' meeting.

Article 62

Whatever the form of Proxy that the board of directors offers the shareholders, the shareholders shall be given freedom to instruct the proxy to vote for or against a proposal and give specific instruction on the issue of every item on the agenda. It shall be indicated on the Proxy that the proxy may vote according to his/her own will if no instruction from the shareholder is available.

Article 63

If the principal has died, lost his/her civil capacity, withdrawn the Proxy, withdrawn the power for executing the Proxy or the shares concerned have been transferred, as long as the written notice of the above acts has not been received before the meeting, the vote made by the proxy according to the Proxy shall be valid.

Article 63

The resolutions passed by the shareholders' meeting are divided into ordinary resolutions and special resolutions.

An ordinary resolution shall be approved by shareholders (including the proxies) who represent more than half of the voting rights of all the shareholders present.

A special resolution shall be approved by shareholders (including the proxies) who represent more than two thirds of the voting rights of all the shareholders present.

Article 65

When a shareholder (including his/her proxy) votes at the shareholders' meeting, he/she exercises his/her voting right with the number of voting shares he/she represents, with one vote for one share.

Article 66

The shareholders meeting shall vote by a showing of hands unless the following people demand taking a poll either before or after the showing of hands.

(1) the chairman of the meeting;
(2) at least two shareholders with vote rights or their proxies;
(3) one or several shareholders (including proxies) individually or jointly holding not fewer than 10% of the voting shares of the Company.

Unless somebody proposes taking a poll, the chairman will announce whether the proposal is passed according to the result of the showing of hands and will have this recorded in the minutes as the ultimate evidence, without the need to prove the number of votes for the proposal and the number of votes against its or their ratio.

The request for taking a poll can be withdrawn by the person initiating this request.

Article 67

If a poll is called for to elect the chairman or suspend the meeting, the poll shall be taken at once; the chairman will decide when to take poll for other issues where a poll is called for. The meeting may proceed to discuss other issues. The result of the poll will be regarded as a resolution passed at the meeting.

Article 68

When a poll is being taken, a shareholder (proxy) with two or more than two voting rights need not cast all the votes for the proposal or against the proposal.

Article 69

whether a showing of hands or a poll, when there is a draw between the objecting

votes and supporting votes, the chairman has the right to cast another vote.

Article 70

The following issues shall be approved by ordinary resolutions of the shareholders' meeting:

(1) the briefings of the board of directors and the board of supervisors;
(2) the profit distribution plan and loss makeup plan prepared by the board of directors;
(3) the dismissal of directors or supervisors as well as their remunerations and means of payment;
(4) the Company's annual budget, final accounting plan, balance sheet, profit statement and other financial statements;
(5) other issues other than those that shall be passed by special resolutions according to law, administrative regulation or Articles of Association of the Company

Article 71

The following issues shall be passed by special resolutions of the Company:

(1) the Company increases, decreases its equity stock, issues any class of stocks, stock subscription certificate or similar securities;
(2) the Company issues bonds;
(3) the Company's division, merger, dissolution and liquidation;
(4) revision of the Articles of Association;
(5) other issues that, according to an ordinary resolution passed by the shareholders' meeting, will have important influence on the Company and needs to be passed by a special resolution.

Article 72

If shareholders call for a contingent shareholders' meeting or a class shareholders' meeting, the following procedures shall be followed:

(1) Two or more than two shareholders jointly holding no fewer than 10% of the voting shares at the meeting to be held may sign a written demand (or several copies of it that are identical in format and contents) proposing to the board of directors that a contingent shareholders' meeting or a class shareholders' meeting be convened and indicating the issues of the meeting. Upon receiving the said written demand, the board of directors shall convene a contingent shareholders' meeting or a class shareholders' meeting as soon as possible. The number of shares just mentioned shall be the number at the date when the written demand is submitted.

(2) If the board of directors does not issue an announcement to assemble the meeting within 30 days after receiving the said written demand, the shareholders raising

the demand can convene the meeting within four months after the board of directors receives the demand. The meeting shall follow a procedure that is closest to the procedure the board of directors goes through in convening a shareholders' meeting.

If the shareholders convene the meeting by themselves as the board of directors fails to convene the meeting as requested, their reasonable cost shall be borne by the Company and will be deducted from the money due to be paid by the Company to the negligent director(s).

Article 73
The shareholders' meeting shall be convened by the chairman of the board who will act as the chairman of the meeting. If the chairman of the board cannot attend the meeting, the vice chairman of the board shall convene the meeting and act as the chairman of the meeting. If neither the chairman of the board nor the vice chairman of the board can attend the meeting, the chairman of the board can appoint a director to convene the meeting and act as chairman of the meeting. If the shareholders cannot elect the chairman of the meeting for any reason, the shareholder (shareholder's proxy) holding the most voting shares present shall be the chairman of the meeting.

Article 74
The chairman of the meeting is responsible for deciding whether a resolution has been passed. His decision is final and will be announced at the meeting and recorded in the minutes.

Article 75
If the chairman of the meeting has any doubt about the voting result of a proposal put to vote, he/she can count the votes; if the chairman has not counted the votes, any shareholder (proxy) present who has objection to the result announcement by the chairman has the right to demand a count of the votes right after the result is announced. The chairman shall count the votes at once.

Article 76
If votes are counted at the shareholders' meeting, the result of the count will be recorded in the minutes.

The minutes together with the signature register of the shareholders present and the Proxies shall be stored at the registered address of the Company.

Article 77
Shareholders can review for free the photocopies of the minutes during the office hours of the Company. If any shareholder asks the Company to give him/her a photocopy of the minutes, the Company shall send the photocopy within 7 days after receiving the reasonable fee.

Chapter 9 Special Voting Procedure of Class Shareholders

Article 78

Shareholders holding different classes of shares are class shareholders.

Class shareholders enjoy rights and bear obligation according to law, administrative regulation and the Articles of Association of the Company.

Article 79

If the Company intends to alter or revoke the rights of class shareholders, it can do so after this proposal is approved by a special resolution at the shareholders' meeting or meetings of shareholders convened by shareholders to be influenced according to Article 81 and Article 85 hereof.

Article 80

In the following cases, the rights of a certain class shareholders are deemed to be altered or revoked:

(1) The shares of this class are increased or decreased, or another class of shares that enjoy equal or more voting rights, distribution rights or other privileges are increased or decreased;

(2) Part or all of the shares of this class are converted into shares of other classes, or part or all of the shares of other classes are converted into shares of this class or the right to make this kind of conversion is granted;

(3) The right of the shares of this class to obtain dividends or accumulated dividends is revoked or decreased;

(4) The right of the shares of this class to have the priority in obtaining dividends or to have the priority in obtaining distribution of assets during the liquidation of the Company is revoked or decreased;

(5) The right of the shares of this class to convert shares, to make a choice, to vote, to transfer, to have the priority in rationing, and to obtain the bonds of the Company is revoked or decreased;

(6) The right of the shares of this class to collect the due payment of the Company in a specified currency;

(7) A new class is established which enjoys equal or more voting rights, distribution right or other privileges;

(8) Restriction is imposed on the transfer or ownership of the shares of this class, or this restriction is strengthened;

(9) Subscription options for this class or another class or right to convert shares is issued;

(10) The rights and privileges of shares of other classes are increased.

(11) The restructuring plan of the Company constitutes disproportionate share of responsibility among shareholders of different class during the restructuring;

(12) The articles of this chapter hereof are amended or revoked.

Article 81

The class shareholders influenced, no matter whether they have voting right at the original shareholders' meeting, they have voting rights in issues connected with Article 80 (2) through (8), (11), and (12). However, shareholders who have interests in the issue have no voting rights at the class shareholders' meeting.

The meaning of "shareholders who have interests in the issue" in the previous paragraph is as follows:

(1) When the Company sends an offer to every shareholder to redeem its shares in the same proportion or redeems its shares through open market transaction at the stock exchange, "shareholders who have interests in the issue" refer to the holding shareholders defined in Article 48 hereof;
(2) When the Company redeems its shares through agreement outside the stock exchange according to Article 25 hereof, "shareholders who have interests in the issue" refer to shareholders that are related to the agreement;
(3) In the Company's restructuring plan, "shareholders who have interests in the issue" refer to shareholders that bear responsibility at a lower proportion than other shareholders of this class or shareholders that enjoy different interests from other shareholders of this class.

Article 82

A resolution at a class shareholders' meeting can be passed when it is approved by more than two thirds of the voting shares present at the class shareholders' meeting.

Article 83

If the Company intends to convene a class shareholders' meeting, it shall distribute a written notice 45 days in advance to inform every registered shareholder owning shares of this class of the items on the agenda as well as the meeting date and place. Shareholders planning to attend the meeting shall send their written reply of attending the meeting to the Company 20 days before the meeting date.

When the voting shares represented by the shareholders planning to attend the meeting reach half of the total voting shares of this class, the Company may convene a class shareholders' meeting. Otherwise, the Company shall inform shareholders in the form of public announcement of the issues on the agenda, date and place of the meeting within 5 days. Having given the public announcement, the Company may convene the class shareholders' meeting.

Article 84

The notice of the class shareholders' meeting is sent only to the shareholders that have the right to vote at such a meeting.

Class shareholders' meeting shall be convened in a procedure closest to that of a

shareholders' meeting. Articles hereof applicable to the procedure of the shareholders' meeting apply to the class shareholders' meeting.

Article 85

If required by the regulation of the stock exchange where the Company's shares are listed, the Articles of Association of the Company shall include the wording of "apart from shareholders of other classes, domestic capital shareholders and overseas-listed foreign capital shareholders shall be regarded as different classes of shareholders".

The Articles of Association of the Company containing the wording mentioned in the previous paragraph shall also stipulate that "the class shareholders' special voting procedure shall not apply in the following cases: (1) with the approval by a special resolution of the shareholders' meeting, the Company issues domestic capital shares and overseas-listed foreign capital shares either separately or simultaneously, and the number of domestic capital shares to be issued or the number of overseas-listed foreign capital shares to be issued does not exceed 20% of the shares already issued of the same class; (2) the Company's plan to issue domestic capital shares and overseas-listed foreign capital shares at its incorporation is fulfilled within 15 months from the date of approval by the State Council Securities Commission."

Chapter 10 Board of Directors

Article 86

The Company will set up its board of directors, which comprises of [number] directors. There will be a chairman of the board, [number] vice chairman/chairmen and [number] directors.

Article 87

Directors, who are elected by the shareholders' meeting, serve for a term of [number] years. A director can be reelected and serve another term after the current term expires.

The chairman and vice chairman of the board shall be elected and dismissed by the majority of the directors. The chairman and vice chairman of the board serve for a term of [number]. They can be reelected and serve another term after the current term expires.

One does not need to hold the Company's shares to qualify as a director.

Article 88

The board of directors, which is responsible to the shareholders' meeting, performs the following functions and powers:

(1) to convene shareholders' meeting and present briefing at the shareholders' meeting.

(2) to carry out the resolutions of the shareholders' meeting;
(3) to determine the business guidelines and investment plans of the Company;
(4) to formulate the annual financial plan of budget and final accounts of the Company;
(5) to formulate the profit distribution plan and loss make-up plan of the Company;
(6) to formulate plan concerning the addition or reduction of the registered capital of the Company as well as the plan concerning the issue of corporate bonds;
(7) to formulated plans of merging, division or dissolution of the Company;
(8) to determine the organization of the internal departments of the Company;
(9) to appoint or dismiss the Company's manager and, at the nomination of the manager, to appoint or dismiss deputy manger and financial officer of the Company and to determine their remunerations;
(10) to formulate the basic management policy of the Company;
(11) to amend the Articles of Association of the Company.

Apart from (6), (7) and (11) that shall be approved by more than two thirds of the directors, other issues listed above can be passed if half of the directors vote for them.

Article 89
When the board of directors is in the process of disposing fixed assets, if the sum of the forecast value of the fixed assets to be disposed of and the value of the fixed assets that have already been disposed of during the four months before the current proposal of disposal exceeds 33% of the fixed assets shown on the latest balance sheet examined by the board of directors, the board of directors is not allowed to dispose of or agree to dispose of the fixed assets in question before approved by the shareholders' meeting.

Disposal of fixed assets said in this article includes acts to transfer some asset interests, but does no include acts to provide guarantee with fixed assets.

The validity of the transaction whereby the Company disposes of its fixed assets shall not be influenced by the violation of the first paragraph of this article.

Article 90
The chairman of the board of directors performs the following functions and powers:

(1) to preside shareholders' meeting and to convene and preside board meetings;
(2) to inspect the implementation of resolutions of the board meetings;
(3) to sign securities issued by the Company;
(4) other functions and powers granted by the board of directors.

When the chairman is not in the position to perform his/her functions and powers, he/she may appoint the vice chairman of the board to act in his/her position.

Article 91
The board meeting, convened by the chairman of the board, shall be held at least twice every year. The chairman of the board shall advise every director [number] days in advance. In the case of emergency, a contingent board meeting may be held at the proposal of over [number] directors or the manager of the Company.

Article 92
The notice of a board meeting or a contingent board meeting shall be given in the following form: [specific form of notice]; the period of notice is [specific period of notice].

Article 93
Every director can cast one vote. Any resolution of the board meeting shall be passed by more than half of the directors.

When there is a draw, the chairman of the board has the right to cast another vote.

Article 94
Every director shall attend the board meeting personally. If a director cannot attend the meeting personally, he/she may appoint another director with a written power of attorney to attend the meeting. The power of attorney shall specify the range of power granted.

The director thus authorized shall exercise the right of that director within the power granted. Where a director does not attend a board meeting, nor does he/she appoint any representative to attend it, he/she is deemed to have waived the right to vote at that meeting.

Article 95
Decisions made at the board meetings shall be recorded in the minutes, which every director present as well as the recorder shall sign. The directors shall be responsible to the resolutions approved by the board meeting. Where a resolution of the board meeting violates law, administrative regulations or the Articles of Association of the Company and causes serious loss to the Company, the directors having participated in the voting of the resolution shall be responsible for make up the loss of the Company; however, if a director has expressed his/her objection during the voting and his/her objection is recorded in the minutes, this director is relieved of the responsibility.

Chapter 11 Secretary of the Board of Directors

Article 96
There will be a secretary of the board of directors, who is an official of the Company.

Article 97
The secretary of the board of directors, appointed by the board of directors, shall be a

natural person with necessary professional expertise and experience. The main responsibility of the secretary of the board of directors is as follows:

(1) to ensure that the Company has complete organizational documentation and records;
(2) to ensure that the Company legally prepares and submits reports and documents as required by the authorities;
(3) to ensure that the shareholders' register is properly established and that persons entitled to receive the relevant records and documents of the Company can receive these records and documents in due time.

Article 98
A director or any other official of the Company can act as the secretary of the board of directors. A certified public accountant of the certified public accounts office hired by the Company may not act as secretary of the board of directors.

Where a director acts as the secretary of the board of directors, if an act shall be performed by the director and the secretary of the board of directors separately, the person who concurrently acts as director and secretary of the board of directors may not perform the act in dual identity.

Chapter 12 Manager

Article 99
There will be one manager, who is appointed or dismissed by the board of directors.

Article 100
The manager of the Company, who is responsible to the board of directors, performs the following functions and powers:

(1) to be in charge of the everyday business management, coordinate the implementation of the resolution of the board of directors;
(2) to coordinate the implementation of the annual operation plan and investment plan of the Company;
(3) to prepare the plan of organization of departments of the Company;
(4) to prepare the basis management policy of the Company;
(5) to formulate the basic rules and regulations of the Company;
(6) to propose to appoint or dismiss the deputy manager and financial officer;
(7) to appoint or dismiss managing personnel other than those that shall be appointed or dismissed by the board of directors;
(8) other functions and powers granted by the Articles of Association and the board of directors.

Article 101
The manager attends the board meeting; the manager who is not a director is not

allowed to vote at the board meeting.

Article 102
When performing his/her functions and powers, the manager shall observe law, administrative regulation and the Articles of Association and fulfill the obligation of showing good faith diligence.

Chapter 13 Board of Supervisors

Article 103
The Company will set up the board of supervisors.

Article 104
The board of supervisors comprises [number] persons, one of them acting as the chairman of the board of supervisors. A supervisor serve for a term of [number] years and may be reelected and serve another term.

Article 105
The board of supervisors is constituted by [number] representatives of shareholders and [number] representatives of employees of the Company. The representatives of shareholders shall be elected and dismissed by the shareholders' meeting while the representatives of employees by employees of the Company in a democratic way.

Article 106
Any director, the manager or the financial officer of the Company may not act concurrently as supervisor.

Article 107
The board of supervisors shall meet at least [number] times every year. The meeting of the board of supervisors shall be presided by the chairman of the board of supervisors.

Article 108
The board of supervisors, which is responsible to the shareholders' meeting, performs the following functions and powers under law:

(1) to examine the finance of the Company;
(2) to check the directors, the manager and other officials for behaviors violating the law, administrative regulation or the Articles of Association of the Company while performing their duties;
(3) to urge the directors, the manager and other officials make corrections when their behaviors are detrimental to the interests of the Company;
(4) to check the financial reports, business reports, and profit distribution plans that the board of directors are going to submit to the shareholders' meeting, and where

there is doubt, to appoint, in the name of the Company, certified public accounts and practicing auditors to check those reports and plans

(5) to initiate contingent shareholders' meeting;
(6) to deal with or sue any director on behalf of the Company;
(7) other functions and powers stipulated in the Articles of Association

The supervisor attends the board meeting as a non-voting attendee.

Article 109
The form of discussion of the board of supervisors is: [specific form]; the voting procedure is: [specific voting procedure].

Article 110
The reasonable cost spent to hire such professionals as lawyers, certified public accountants and practicing auditors when the board of supervisors is performing its functions shall be covered by the Company.

Article 111
When performing functions and powers, the supervisors shall observe law, administrative regulation and the Articles of Association and fulfill the obligation of showing good faith diligence.

Chapter 14 Qualification & Obligation of Director, Supervisor, Manager & Other Official

Article 112
A person may not act as director, supervisor, manager or any other official if:

(1) he/she has no or limited civil capacity; or
(2) he/she was sentenced to imprisonment for conviction of corruption, purpresture, embezzlement or damage of social economic order, and five years has not passed since the expiry of the prison term, or he was deprived of political rights for crime and five years has not passed since the expiry of the prison term; or
(3) he/she used to be director or manger of a company/enterprise that went bankrupt and was liquidated due to poor management and was responsible for the bankruptcy, and three years has not passed since the conclusion of the said bankruptcy and liquidation; or
(4) he/she acted as a legal representative a company/enterprise whose business license was withdrawn due to violation of law and was responsible for the withdrawal, and three years has not passed since the business license of the company/enterprise was withdrawn; or
(5) he/she bears a large sum of outstanding debts; or
(6) he/she is being investigated by the judicial authority for breaking the criminal law and the case has not closed; or

(7) he/she is prohibited to act as head of enterprise according to law or administrative regulation; or
(8) he/she is a non-natural person; or
(9) he/she violated the securities law and regulation according to the judgment of the competent authority and was involved in fraudulent or dishonest behavious, and five years has not pass since the date of such judgment.

Article 113
For a bone fide third person, the validity of the acts of the Company's director, manager, or official shall not be affected by the improperness of their taking the position, the election process or their qualification.

Article 114
Apart from the obligations required by law, administrative regulation or listing regulation of the stock exchange where the Company's shares are listed, the Company's director, manager, or official, while performing their function and powers granted by the Company, shall bear the following obligation for every shareholder:

(1) not to let the Company go beyond the business scope stipulated in the Business License;
(2) to act honestly for the best benefits of the Company;
(3) not, in any form, to deprive the Company of its assets, including (but not limited to) chances beneficial to the Company;
(4) not to deprive any shareholder of his/her individual interests, including (but not limited to) distribution right and voting right, but excluding restructuring the Company approved by the shareholders' meeting according to the Articles of Association.

Article 115
While exercising his/her rights or fulfilling his/her duty, any director, supervisor, manager or other official of the Company shall be responsible for showing the same prudence, diligence and skills as a sensible and prudent person shows in similar situations.

Article 116
While fulfilling his/her duty, any director, supervisor, manager or other official of the Company must act on the principle of good faith and must not put him/herself in a situation where his personal interests may conflict with his/her duty. This principle includes (but is not limited to) fulfilling the following obligations:

(1) to act honestly in the best interests of the Company;
(2) to exercise his/her power within the power granted and not to exceed his/her authority;
(3) to personally exercise the discretion granted to him/her and not be manipulated

by others; not to transfer the discretion granted to him/her unless permitted by law and administrative regulation or ratification of the shareholders' meeting, which is fully-informed;

(4) to fairly treat shareholders owning the same class of shares and shareholder of differently classes;

(5) not to enter into contract, transaction or arrangement with the Company unless otherwise stipulated in the Articles of Association or otherwise ratified by the shareholders' meeting, which is fully-informed;

(6) not to use the Company's assets for self-interest without the ratification of the shareholders' meeting, which is fully-informed;

(7) not to utilize his/her position in accepting bribes or other illegal income, not to misappropriate the assets of the Company, including (but not limited to) chances beneficial to the Company:

(8) not to accept commission connected with deals of the Company without the ratification of the shareholders' meeting, which is fully-informed;

(9) to observe the Articles of Association, to faithfully fulfill his/her duty, to protect the interests of the Company, not to utilize his/her position and power in the Company to pursue self-interest;

(10) not to compete with the Company in any form without the ratification of the shareholders' meeting, which is fully-informed;

(11) not to embezzle the Company's funds or lend the Company's funds to others, not to deposit the Company's funds in bank accounts under his/her name or another person's name, not to provide guarantee for the debts of any shareholder of the Company or any other person with the assets of the Company;

(12) not to disclose any confidential information connected with the Company available to him during his/her office term without the approval of shareholders' meeting, which is fully-informed; not to use such information unless for the benefit of the Company; however, he/she may disclose such information to a law court or the competent authority if:

a. the disclosure is required by law;
b. the disclosure is required by the public good;
c. the disclosure is required by the personal interest of such director, supervisor, manager or official.

Article 117

Any director, supervisor, manager or official of the Company may not instruct the following persons or organizations ("related persons") to do what such director, supervisor, manager or official cannot do:

(1) the spouse or underage children of any director, supervisor, manager or official of the Company;

(2) the trustee of any director, supervisor, manager or official of the Company or persons described in (1);

(3) a partner of any director, supervisor, manager or official of the Company or persons described in (1) and (2);

(4) a company that is virtually under the individual control of any director, supervisor, manager or official of the Company or a company that is virtually under the joint control of any director, supervisor, manager or official of the Company and persons described in (1), (2) and(3) or any other director, supervisor, manager or official of the Company;

(5) any director, supervisor, manager or official of a company under control as described in (4).

Article 118

The obligation of showing good faith borne by any director, supervisor, manager or official of the Company will not necessarily end at the expiration of his/her office term, and his/her obligation to maintain the confidentiality of business secrets of the Company will remain effective after the expiration of his/her office term. The continuation of other obligations, which shall be determined on the principle of equity, depends on the interval between the occurrence of the incidence and his/her leaving the post as well as the question as to in what situation and on what condition his/her relation with Company is terminated.

Article 119

The responsibility borne by any director, supervisor, manager or other official of the Company as a result of violation of a certain obligation may be released by the Shareholders' meeting, which is fully-informed, however the case stipulated in Article 47 hereof is an exemption.

Article 120

If any director, supervisor, manager or other official of the Company has direct or indirect material interests in any contract, transaction or arrangement signed or to be signed, (excluding the employment contract between the Company and any director, supervisor, manager or other official of the Company), he/she shall immediately disclose to the board of directors the nature and extent of the interests no matter whether the issue in question needs the ratification of the board of directors in normal cases.

Unless such interested director, supervisor, manager or official of the Company has made disclosure to the board of directors according to the requirement in the previous paragraph and the board of directors has approved the issue at a meeting where such interested director, supervisor, manager or official of the Company is not counted in the quorum and does not participate in the voting, the Company is entitled to revoke such contract, transaction or arrangement, with the exemption when the other party is bona fide and knows nothing about the violation by such director, supervisor, manager or official of the Company of his/her obligation.

Where the related person of any director, supervisor, manager or other official of the Company has interests in a certain contract, transaction or arrangement, such director, supervisor, manager or other official of the Company will be regarded interested in such contract, transaction or arrangement.

Article 121

If any director, supervisor, manager or other official of the Company, before the company first thinks of entering into a certain contract, transaction or arrangement, submit a notice to the board of directors in writing, stating that, because of the information listed in the notice, they will be interested in the contract, transaction or arrangement that the company will enter into in the future, then such director, supervisor, manager or other official of the Company is deemed, within the boundary indicated in the notice, to have made the disclosure as required in the previous article of this chapter.

Article 122

The Company shall not pay tax for its director, supervisor, manager or any other official of the Company in any form.

Article 123

The Company shall not, directly or indirectly, provide loan or loan guarantee for any director, supervisor, manager or other official of the Company or its parent company or any related person of the persons mentioned above.

The previous paragraph does not apply in the following cases:

(1) the Company provide loan or loan guarantee for its subsidiary;
(2) with the employment contract ratified by the shareholders' meeting, the Company provide loan, loan guarantee or other funds for a director, supervisor, manager or other official of the Company, in order that he/she can pay the cost incurred for the purpose of the company or while he/she performs his/her duty;
(3) if the Company's business scope includes providing loan and loan guarantee, the Company is allowed to provide loan or loan guarantee for any director, supervisor, manager or other official of the Company or his/her related person on normal business conditions.

Article 124

If the Company provides a loan by violating the previous article, the person who receives the loan shall return the loan immediately whatever the conditions of the loan.

Article 125

The loan guarantee that the Company provides by violating the first paragraph of Article 123 shall not be enforced. The previous paragraph does not apply in the

following cases:

(1) the loan provider does not know that he/she is providing a loan to a related person of a director, supervisor, manager or other official of the Company or its parent company;
(2) the guarantee provided by the Company has been sold by the loan provider to a bona fide buyer.

Article 126
The "guarantee" used in the previous article of this chapter includes the act of the guarantor to bear responsibility or provide property to warrant the obligor's fulfillment of his/her obligation.

Article 127
If any director, supervisor, manager or other official of the Company violates the obligation for the Company, apart from the claims and remedial measures as stipulated in law and administrative regulation, the company has the right to take the following measures:

(1) to require such director, supervisor, manager or other official to compensate for the loss to the Company due to his/her breach of duty;
(2) to revoke any contract or transaction between the Company and such director, supervisor, manager or other official and any contract or transaction between the Company and the third person, who is aware and should be aware that the director, supervisor, manager or other official representing the company has violated his/her obligation for the Company;
(3) to require such director, supervisor, manager or other official to hand in the income from his/her violation of obligation;
(4) to claim the money that such director, supervisor, manager or other official receives but should be received by the Company, including (but not limited to) commissions;
(5) to require such director, supervisor, manager or other official to return the interest that has been earned or may have been earned on the money that should have been given to the Company;

Article 128
The Company shall sign, with directors and supervisors of the Company, written contracts on remuneration which have been ratified by the shareholders' meeting. The said "remuneration" includes:

(1) the remuneration for acting as director, supervisor or official of the Company;
(2) the remuneration for acting as director, supervisor or official of a subsidiary of the Company
(3) the pay for providing other services to management of the Company or its

subsidiary;
(4) the compensation for such director or supervisor when he/she loses his post or retires;

Apart from the said contract, any director or supervisor shall not file a lawsuit against the Company on the interests he/she should obtain in the above-mentioned cases.

Article 129
It shall be indicted in the remuneration contract signed between the Company and any director or supervisor of the Company that, when the Company is going to be acquired, the director or supervisor of the Company is entitled to be paid compensation or other money when he/she loses his post or retires under the conditions ratified by the shareholders' meeting. The wording "the Company is going to be acquired" mentioned in the previous sentence means:

(1) someone gives an offer to all the shareholders to acquire the company;
(2) someone gives an offer to acquire for the purpose of becoming a holding shareholder. The definition of "holding shareholder" is the same as that in Article 48 hereof.

Where any director or supervisor does not follow this Article, any money received shall belong to those who accept the said offer and sell their shares. Such director or supervisor shall share the cost of distributing the proceeds pro rata. This cost cannot be deducted from such proceeds.

Chapter 15 Financial & Accounting System & Profit Distribution

Article 130
The company shall set up its financial & accounting system according to law, administrative regulation and China accounting norms formulated by the financial authority of the State Council.

Article 131
The Company shall prepare its financial reports at the end of every accounting year and have them audited and inspected under law.

Article 132
At every annual shareholder's meeting, the board of directors of the Company shall present to the shareholder the financial reports as required by law, administrative regulation, regulatory documents issued by the local government or competent authorities.

Article 133
The financial reports of the Company shall be placed at the Company 20 days in

advance of the annual shareholders' meeting ready for the review of the shareholders. Every shareholder of the Company has the right to obtain the financial reports mentioned in this chapter.

A company listed in Hong Kong shall at least send the said financial reports by postage-paid mail to every overseas-listed foreign capital shareholder, the mail being addressed to the recipient's registered address in the shareholders' register.

Article 134
The financial statements shall be prepared according to the Chinese accounting norm and regulation as well as according to the international accounting norm or that of the locality of listing. If there is material difference in the financial statements prepared according to two accounting norms, this should be indicated in the notes of the financial statements. When the company distributes the after-tax profit of a certain accounting year, the financial statement showing less after-tax profit shall be adopted.

Article 135
The semiannual business result or financial information published or disclosed by the Company shall be prepared according to the Chinese accounting norm and regulation as well as according to the international accounting norm or that of the locality of listing.

Article 136
The Company shall publish two financial reports every accounting year: a semiannual financial report published within 60 days from the end of the first 6 months of the accounting year, and an annual financial report within 120 days from the end of the accounting year.

Article 137
Except the legal account book, the Company may not have any other account book.

Article 138
The capital public reserve includes:

(1) the premiums when shares are issued at prices above the par value;
(2) other income that shall be classified as capital public reserve as required by the financial authority of the State Council.

Article 140
The Company shall appoint a fund receiving agent for the overseas-listed foreign capital shareholder. The fund receiving agent receives dividends on the overseas-listed foreign capital shares and other payment on behalf of the shareholder.

The fund receiving agent appointed by the Company shall meet the requirements of

the law of the locality of listing and the regulation of the stock exchange.

Chapter 16 Hiring CPA Office

Article 141

The company shall hire an independent certified public accountants office that satisfies government regulations to audit the annual report of the company and to review other financial report of the company.

The first certified public accountants office may be hired by the incorporation meeting before the first annual shareholders' meeting. The hire term will terminate at the close of the first annual shareholders' meeting.

Where the incorporation meeting does not exercise the power stipulated in the previous paragraph, the board of directors shall exercise that power.

Article 142

The hire term of the certified public accountants office hired by the company lasts from the end of the current annual shareholders' meeting to the end of the next annual shareholders' meeting.

Article 143

The certified public accountants office hired has the following rights:

(1) to examine the account book, records or vouchers from time to time and to require the directors, manager, or other officials to provide relevant information and explanation;
(2) to require the Company to take all the reasonable measures to obtain from its subsidiary the information and explanation necessary for the certified public accountants office to fulfill its duty;
(3) to attend the shareholders' meeting, to obtain the meeting advice or other information related to the meeting available to any shareholder, to speak about issues concerning its duty as the Company's certified public accountants office at any shareholder's meeting.

Article 144

If the post of the certified public accountants office is vacant, the board of directors may appoint a certified public accountants office to fill the vacancy before the shareholders' meeting. However, during the vacancy, if the company has another hired certified public accountants office, such certified public accountants office can still function.

Article 145

Whatever the terms of the contract between the Company and the certified public accountants office, the shareholders' meeting may dismiss the certified public

accountants office through an ordinary resolution before the expiry of the hire term of the certified public accountants office. If the certified public accountants office makes a claim against the Company because it is dismissed, such right shall not be affected.

Article 146
The pay for the certified public accountants office or the means by which the pay is determined shall be determined by the shareholders' meeting. The pay for the certified public accountants office hired by the board of directors shall be determined by the board of directors.

Article 147
The company's hiring or dismissing the certified public accountants office or no renewal of the contract with the certified public accountants office shall be decided by the shareholders' meeting and shall be filed with the securities authority of the State Council.

Article 148
If the Company dismisses or does not renew the contract with the certified public accountants office, it shall inform the certified public accountants office beforehand. The certified public accountants office has the right to state its opinion at the shareholders' meeting. If the certified public accountants office resigns, it shall make a statement at the shareholders' meeting as to whether the company has improper behaviors.

Chapter 17 Merger & Division

Article 149
For merger or division, the board of directors of the Company shall put forward a scheme. After the schemed passes the procedure as required by the Articles of Association, the Company shall go through the inspection and approval formalities under law. Shareholders objecting to the merger or division scheme have the right to require shareholders supporting the merger or division scheme to buy their shares at a fair price. Resolutions concerning merger or division shall be made into documents for the shareholders to review.

For over-seas listed foreign capital shareholders of a company listed in Hong Kong, the above-mentioned documents shall be sent to the shareholders by mail.

Article 150
Merger of the company can take the form of absorbing merger or newly established merger.

For a merger, parties of the merger shall sign a merger agreement and prepare their balance statements and lists of assets. The Company shall inform the creditors within

10 days from the date of the merger resolution and shall announce on newspaper at least 3 times within 30 days.

After the merger, the creditor's rights and debts of the parties to the merger shall be inherited by the existing company after the merger or the newly established company.

Article 151
When the Company is divided, its assets shall be divided accordingly.

For a division, parties of the division shall sign a division agreement and prepare their balance statements and lists of assets. The Company shall inform the creditors within 10 days from the date of the merger resolution and shall announce on newspaper at least 3 times within 30 days.

Upon the division, the debts of the Company shall be borne by companies after the division according to their agreement.

Article 152
In case of merger or division where the registered items are changed, the Company shall process alteration registration with the registration authority of the Company; in case of dissolution, the company shall process cancellation registration under law; in case of newly established company, the new company shall go through incorporation registration under law.

Chapter 18 Dissolution & Liquidation

Article 153
The company shall be dissolved and liquidated under law if:

(1) the business term expiries; or
(2) the shareholders' meeting passes the resolution of dissolution; or
(3) the Company has to be dissolved because of merger or division; or
(4) the Company is declared bankrupt under law because it is unable to discharge the due debts; or
(5) the Company is ordered to shut up under law because it violates law or administrative regulation;

Article 154
If the Company is dissolved because of (1) or (2) of the previous article, the Company shall form a liquidation team within 15 days, the members of the liquidation team decided by an ordinary resolution of the shareholders' meeting.

If the Company is dissolved because of (4) of the previous article, the people's court will form a liquidation team made up of shareholders, relevant authorities and professionals to conduct the liquidation.

If the Company is dissolved because of (5) of the previous article, the competent authority will a liquidation team made up of shareholders, relevant authorities and professionals to conduct the liquidation.

Article 155
If the board of directors decides to liquidate the company (excluding the liquidation when the company declares bankrupt), it shall state, in the notice for a shareholders' meeting convened for this purpose, that the board of directors has make a thorough investigation of the current condition of the company and believes that the Company is able to discharge all the debts within 12 months after the liquidation starts.

Once the liquidation resolution is passed by the shareholders' meeting, the power of the board of directors will end.

The liquidation team shall follow the instructions of the shareholders' meeting, report at least once a year to the shareholders' meeting about the income and expenditure of the liquidation team, the business of the Company and the progress of the liquidation and shall present a final report at the shareholders' meeting at the end of the liquidation.

Article 156
The creditors shall be informed of the formation of the liquidation team within 10 days from the date of formation. The formation of the liquidation team shall be announced on newspaper at least three times within 60 days. The liquidation team shall register the creditor's rights.

Article 157
The liquidation team exercises the following functions and powers during the liquidation:

(1) sort up the Company's assets, prepare balance sheets and list of assets;
(2) inform the creditors through notice or announcement;
(3) deal with unsettled business of the Company;
(4) pay off the outstanding tax:
(5) to sort up creditor's rights and debts;
(6) to deal with the remaining assets of the Company after discharging the debts;
(7) participate civil actions on behalf of the Company.

Article 158
Having sorted up the assets, prepared the balance sheet and list of assets, the liquidation team shall make out the liquidation scheme, which shall be submitted to the shareholders' meeting or the competent authority for approval.

The Company's assets are liquidated in the following order: [liquidation order].

The remaining assets of the Company after the liquidation process according to the previous paragraph shall be distributed among the shareholders in light of the class and proportion of shares they hold.

During the liquidation, the Company may not undertake new business activities.

Article 159
Where the company is liquidated because of dissolution, if the liquidation team finds, after sorting up the assets and preparing the balance sheet and list of assets, the assets of the Company are not enough to discharge the debts, the Company shall apply to the people's court for bankruptcy immediately.

When the people's court awards that company is bankrupt, the liquidation team shall transfer the liquidation task to the people's court.

Article 160
Upon the conclusion of the liquidation, the liquidation team shall prepare a liquidation report as well as the statement of income & expenditure and account books during the liquidation, which shall be verified by a Chinese certified public accountant and then presented to the shareholder's meeting or the competent authority for verification.

Within 30 days from the date of verification by the shareholder's meeting or the competent authority, the liquidation team shall submit the above-mentioned documents to the Company's registration authority and apply for cancellation of the business registration. Then announcements of the windup of the Company shall be published.

Chapter 19 Revision Procedure of the Articles of Association

Article 161
The Company may revise its Articles of Association according to law, administrative regulation and the stipulations of the Articles of Association of the Company;

Article 162
Where the revision of the Articles of Association is connected with Mandatory Provisions in the Articles of Association of Companies Listed Abroad ("Mandatory Provisions"), the revision will take effect after the approval of the company examination & approval authority delegated by the State Council and the State Council Securities Commission; where the revision is connected with company registration, the Company shall process alteration registration under law.

Chapter 20 Settlement of Dispute

Article 163

Any dispute or claim related to the Company's business on the basis of the right and obligation stipulated by the Articles of Association, law and administrative regulation between any overseas-listed foreign capital shareholder and the Company, between any overseas-listed foreign capital shareholder and the Company's director, supervisor, manager or other official, or between any overseas-listed foreign capital shareholder and any domestic capital shareholder, may be settled by the parties involved in the way stipulated by law and administrative regulation or in the way agreed by the parties, where the securities authority has not reached understanding or agreement with the overseas securities regulatory authority as to the settlement of disputes or claims

A company listed in Hong Kong shall include the following in its Articles of Association:

(1) Any dispute or claim related to the Company's business on the basis of the right and obligation stipulated by the Articles of Association, law and administrative regulation, between any overseas-listed foreign capital shareholder and the Company, between any overseas-listed foreign capital shareholder and the Company's director, supervisor, manager or other official, or between any overseas-listed foreign capital shareholder and any domestic capital shareholder, shall be submitted by the parties involved for arbitration.

When the foresaid dispute or claim is submitted for arbitration, it shall be the entire claim or dispute; any person who has the same litigation cause or whose participation is needed for the settlement of the claim, if he/she is a shareholder, director, supervisor, manager or other official, shall obey the arbitration award.

Disputes concerning shareholder's definition and shareholders' register may not be settled in other ways.

(2) The party applying for arbitration may choose China International Economic & Trade Arbitration Commission to arbitrate according to its arbitration rules or choose Hong Kong International Arbitration Center to arbitrate according to its arbitration rules. When the party applying for arbitration has submitted the dispute or claim for arbitration, the other party shall participate in the arbitration at the arbitration organization chosen by the arbitration applicant.

If the arbitration applicant chooses Hong Kong International Arbitration Center, then either party may request the arbitration to take place in Shenzhen according to the securities arbitration rules of Hong Kong International Arbitration Center.

(3) In the settlement of disputes or claims described in (1) through arbitration, the law of the People's Republic of China applies unless otherwise required by law or

administrative regulation.

(4) The award of the arbitration organization is final and binding on the two parties.

Chapter 21 Appendix

Article 164
The contents required by the Mandatory Provisions to be included in the articles of association of a limited company listed in Hong Kong are unnecessary to be included in the articles of association of a limited company to be listed a region or country other than Hong Kong.

Article 165
For a company listed in Hong Kong, the certified public accounting office used in the Mandatory Provisions means the same as CPA.

Article 166
In the Mandatory Provisions, the parts marked "[ ]" shall be filled in by the Company according to the actual situation and the parts marked "( )" must be included in the articles of association.

股票发行与交易管理暂行条例(附英文)

股票发行与交易管理暂行条例

国务院令[1993]第112号

1993年4月22日

现发布《股票发行与交易管理暂行条例》，自发布之日起施行。

总理　　李鹏

附件：　股票发行与交易管理暂行条例

第一章　　总则

第一条 为了适应发展社会主义市场经济的需要，建立和发展全国统一、高效的股票市场，保护投资者的合法权益和社会公共利益，促进国民经济的发展，制定本条例。

第二条 在中华人民共和国境内从事股票发行、交易及其相关活动，必须遵守本条例。
本条例关于股票的规定适用于具有股票性质、功能的证券。

第三条 股票的发行与交易，应当遵循公开、公平和诚实信用的原则。

第四条 股票的发行与交易，应当维护社会主义公有制的主体地位，保障国有资产不受侵害。

第五条 国务院证券委员会(以下简称“证券委”)是全国证券市场的主管机构，依照法律、法规的规定对全国证券市场进行统一管理。中国证券监督管理委员会(以下简称“证监会”)是证券委的监督管理执行机构，依照法律法规的规定对证券发行与交易具体活动进行管理和监督。

第六条 人民币特种股票发行与交易的具体办法另行制定。

境内企业直接或者间接到境外发行股票、将其股票在境外交易，必须经证券委审批，具体办法另行制定。

第二章 股票的发行

第七条 股票发行人必须是具有股票发行资格的股份有限公司。

前款所称股份有限公司，包括已经成立的股份有限公司和经批准拟成立的股份有限公司。

第八条 设立股份有限公司申请公开发行股票，应当符合下列条件：

(一)其生产经营符合国家产业政策；

(二)其发行的普通股限于一种，同股同权；

(三)发起人认购的股本数额不少于公司拟发行的股本总额的百分之三十五；

(四)在公司拟发行的股本总额中，发起人认购的部分不少于人民币三千万元，但是国家另有规定的除外；

(五)向社会公众发行的部分不少于公司拟发行的股本总额的百分之二十五，其中公司职工认购的股本数额不得超过拟向社会公众发行的股本总额的百分之十；公司拟发行的股本总额超过人民币四亿元的，证监会按照规定可以酌情降低向社会公众发行的部分的比例，但是最低不少于公司拟发行的股本总额的百分之十；

(六)发起人在近三年内没有重大违法行为；

(七)证券委规定的其他条件。

第九条 原有企业改组设立股份有限公司申请公开发行股票，除应当符合本条例第八条所列条件下，还应当符合下列条件。

(一)发行前一年末，净资产在总资产中所占比例不低于百分之三十，无形资产在净资产中所占比例不高于百分之二十，但是证券委另有规定的除外；

(二)近三年连续盈利。

国有企业改组设立股份有限公司公开发行股票的，国家拥有的股份在公司拟发行的股本总额中所占的比例由国务院或者国务院授权的部门规定。

第十条 股份有限公司增资申请公开发行股票，除应当符合本条例第八条和第九条所列条件外，还应当符合下列条件：

(一)前一次公开发行股票所得资金的使用与其招股说明书所述的用途相符，并且资金使用效益良好；

(二)距前一次公开发行股票的时间不少于十二个月；

（三）从前一次公开发行股票到本次申请期间没有重大违法行为；
（四）证券委规定的其他条件。

第十一条 定向募集公司申请公开发行股票，除应当符合本条例第八条和第九条所列条件外，还应当符合下列条件：
（一）定向募集所得资金的使用与其招股说明书所述的用途相符，并且资金使用效益良好；
（二）距最近一次定向募集股份的时间不少于十二个月；
（三）从最近一次定向募集到本次公开发行期间没有重大违法行为；
（四）内部职工股权证按照规定范围发放，并且已交国家指定的证券机构集中托管；
（五）证券委规定的其他条件。

第十二条 申请公开发行股票，按照下列程序办理：
（一）申请人聘请会计师事务所、资产评估机构、律师事务所等专业性机构，对其资信、资产、财务状况进行审定、评估和就有关事项出具法律意见书后，按照隶属关系，分别向省、自治区、直辖市、计划单列市人民政府（以下简称"地方政府"）或者中央企业主管部门提出公开发行股票的申请；
（二）在国家下达的发行规模内，地方政府对地方企业的发行申请进行审批，中央企业主管部门在与申请人所在地地方政府协商后对中央企业的发行申请进行审批；地方政府、中央企业主管部门应当自收到发行申请之日起三十个工作日内作出审批决定，并抄报证券委；
（三）被批准的发行申请，送证监会复审；证监会应当自收到复审申请之日起二十个工作日内出具复审意见书，并将复审意见书抄报证券委；经证监会复审同意的，申请人应当向证券交易所上市委员会提出申请，经上市委员会同意接受上市，方可发行股票。

第十三条 申请公开发行股票，应当向地方政府或者中央企业主管部门报送下列文件：
（一）申请报告；
（二）发起人会议或者股东大会同意公开发行股票的决议；
（三）批准设立股份有限公司的文件；
（四）工商行政管理部门颁发的股份有限公司营业执照或者股份有限公司筹建登记证明；
（五）公司章程或者公司章程草案；
（六）招股说明书；
（七）资金运用的可行性报告；需要国家提供资金或者其他条件的固定资产投资项目，还应当提供国家有关部门同意固定资产投资立项的批准文件；

（八）经会计师事务所审计的公司近三年或者成立以来的财务报告和由二名以上注册会计师及其所在事务所签字、盖章的审计报告；

（九）经二名以上律师及其所在事务所就有关事项签字、盖章的法律意见书；

（十）经二名以上专业评估人员及其所在机构签字、盖章的资产评估报告，经二名以上注册会计师及其所在事务所签字、盖章的验资报告；涉及国有资产的，还应当提供国有资产管理部门出具的确认文件；

（十一）股票发行承销方案和承销协议；

（十二）地方政府或者中央企业主管部门要求报送的其他文件。

第十四条 被批准的发行申请送证监会复审时，除应当报送本条例第十三条所列文件外，还应当报送下列文件：

（一）地方政府或者中央企业主管部门批准发行申请的文件；

（二）证监会要求报送的其他文件。

第十五条 本条例第十三条所称招股说明书应当按照证监会规定的格式制作，并载明下列事项：

（一）公司的名称、住所；

（二）发起人、发行人简况；

（三）筹资的目的；

（四）公司现有股本总额，本次发行的股票种类、总额，每股的面值、售价，发行前的每股净资产值和发行结束后每股预期净资产值，发行费用和佣金；

（五）初次发行的发起人认购股本的情况、股权结构及验资证明；

（六）承销机构的名称、承销方式与承销数量；

（七）发行的对象、时间、地点及股票认购和股款缴纳的方式；

（八）所筹资金的运用计划及收益、风险预测；

（九）公司近期发展规划和经注册会计师审核并出具审核意见的公司下一年的盈利预测文件；

（十）重要的合同；

（十一）涉及公司的重大诉讼事项；

（十二）公司董事、监事名单及其简历；

（十三）近三年或者成立以来的生产经营状况和有关业务发展的基本情况；

（十四）经会计师事务所审计的公司近三年或者成立以来的财务报告和由二名以上注册会计师及其所在事务所签字、盖章的审计报告。

（十五）增资发行的公司前次公开发行股票所筹资金的运用情况；

（十六）证监会要求载明的其他事项。

第十六条 招股说明书的封面应当载明："发行人保证招股说明书的内容真实、准确、完整。政府及国家证券管理部门对本次发行所作出的任何决定，均不表明其

对发行人所发行的股票的价值或者投资人的收益作出实质性判断或者保证。”

第十七条 全体发起人或者董事以及主承销商应当在招股说明书上签字、保证招股说明书没有虚假、严重误导性陈述或者重大遗漏，并保证对其承担连带责任。

第十八条 为发行人出具文件的注册会计师及其所在事务所、专业评估人员及其所在机构、律师及其所在事务所，在履行职责时，应当按照本行业公认的业务标准和道德规范，对其出具文件内容的真实性、准确性、完整性进行核查和验证。

第十九条 在获准公开发行股票前，任何人不得以任何形式泄露招股说明书的内容。在获准公开发行股票后，发行人应当在承销期开始前二个至五个工作日期间公布招股说明书。

发行人应当向认购人提供招股说明书。证券承销机构应当将招股说明书备置于营业场所，并有义务提醒认购人阅读招股说明书。

招股说明书的有效期为六个月，自招股说明书签署完毕之日起计算。招股说明书失效后，股票发行必须立即停止。

第二十条 公开发行的股票应当由证券经营机构承销。承销包括包销和代销两种方式。

发行人应当与证券经营机构签署承销协议。承销协议应当载明下列事项：

(一)当事人的名称、住所及法定代表人的姓名；

(二)承销方式；

(三)承销股票的种类、数量、金额及发行价格；

(四)承销期及起止日期；

(五)承销付款的日期及方式；

(六)承销费用的计算、支付方式和日期；

(七)违约责任；

(八)其他需要约定的事项。

证券经营机构收取承销费用的原则，由证监会确定。

第二十一条 证券经营机构承销股票，应当对招股说明书和其他有关宣传材料的真实性、准确性、完整性进行核查；发现含有虚假、严重误导性陈述或者重大遗漏的，不得发出要约邀请或者要约，已经发出的，应当立即停止销售活动，并采取相应的补救措施。

第二十二条 拟公开发行股票的面值总额超过人民币三千万元或者预期销售总金额超过人民币五千万元的，应当由承销团承销。

承销团由二个以上承销机构组成。主承销商由发行人按照公开竞争的原则，通过竞标或者协商的方式确定。主承销商应当与其他承销商签署承销团协议。

第二十三条 拟公开发行股票的面值总额超过人民币一亿元或者预期销售总金额超过人民币一亿五千万元的，承销团中的外地承销机构的数目以及总承销量中在外地销售的数量，应当占合理的比例。

前款所称外地是指发行人所在的省、自治区、直辖市以外的地区。

第二十四条 承销期不得少于十日，不得超过九十日。

在承销期内，承销机构应当尽力向认购人出售其所承销的股票，不得为本机构保留所承销的股票。

承销期满后，尚未售的股票按照承销协议约定的包销或者代销方式分别处理。

第二十五条 承销机构或者其委托机构向社会发放股票认购申请表，不得收取高于认购申请表印制和发放成本的费用，并不得限制认购申请表发放数量。

认购数量超过拟公开发行的总量时，承销机构应当按照公开原则，采用按比例配售、按例累退配售或者抽签等方式销售股票。采用抽签方式时，承销机构应当在规定的日期，在公证机关监督下，按照规定的程序，对所有股票认购申请表进行公开抽签，并对中签者销售股票。

除承销机构或者其委托机构外，任何单位和个人不得发放、转售股票认购申请表。

第二十六条 承销机构应当在承销期满后的十五个工作日内向证监会提交承销情况的书面报告。

第二十七条 证券经营机构在承销期结束后，将其持有的发行人的股票向发行人以外社会公众作出要约邀请、要约或者销售，应当经证监会批准，按照规定的程序办理。

第二十八条 发行人用新股票换回其已经发行在外的股票，并且这种交换无直接或者间接的费用发生的，不适用本章规定。

第三章　股票的交易

第二十九条 股票交易必须在经证券委批准可以进行股票交易的证券交易场所进行。

第三十条 股份有限公司申请其股票在证券交易所交易，应当符合下列条件：

(一)其股票已经公开发放；

(二)发行后的股本总额不少于人民币五千万元；

(三)持有面值人民币一千元以上的个人股东人数不少于一千人，个人持有的股票面值总额不少于人民币一千万元；

(四)公司有最近三年连续盈利的记录；原有企业改组设立股份有限公司的，原企业有最近三年连续盈利的记录，但是新设立的股份有限公司除外；

(五)证券委规定的其他条件。

第三十一条 公开发行股票符合前条规定的股份有限公司，申请其股票在证券交易所交易，应当向证券交易所的上市委员会提出申请；上市委员会应当自收到申请之日起二十个工作日内作出审批，确定具体上市时间。审批文件报证监会备案，并抄报证券委。

第三十二条 股份有限公司申请其股票在证券交易所交易，应当向证券交易所的上市委员会送交下列文件：

(一)申请书；

(二)公司登记注册文件；

(三)股票公开发行的批准文件；

(四)经会计师事务所审计的公司近三年或者成立以来的财务报告和由二名以上的注册会计师及其所在事务所签字、盖章的审计报告；

(五)证券交易所会员的推荐书；

(六)最近一次的招股说明书；

(七)证券交易所要求的其他文件。

第三十三条 股票获准在证券交易所交易后，上市公司应当公布上市公告并将本条例第三十二条所列文件予以公开。

第三十四条 上市公告的内容，除应当包括本条例第十五条规定的招股说明书的主要内容外，还应当包括下列事项：

（一）股票获准在证券交易所交易的日期和批准文号；
（二）股票发行情况、股权结构和最大的十名股东的名单及持股数额；
（三）公司创立大会或者股东大会同意公司股票在证券交易所交易的决议；
（四）董事、监事和高级管理人员简历及其持有本公司证券的情况；
（五）公司近三年或者成立以来的经营业绩和财务状况以下一年的盈利预测文件；
（六）证券交易所要求载明的其他事项。

第三十五条 为上市公司出具文件的注册会计师及其所在事务所、专业评估人员及其所在机构、律师及其所在事务所，在履行职责时，应当按照本行业公认的业务标准和首先规范，对其出具文件内容的真实性、准确性、完整性进行核查和验证。

第三十六条 国家拥有的股份的转让必须经国家有关部门批准，具体办法另行规定。

国家拥有的股份的转让，不得损害国家拥有的股份的权益。

第三十七条 证券交易场所、证券保管、清算、过户、登记机构和证券经营机构，应当保证外地委托人与本地委托人享有同等待遇，不得歧视或者限制外地委托人。

第三十八条 股份有限公司的董事、监事、高级管理人员和持有公司百分之五以上有表决权股份的法人股东，将其所持有的公司股票在买入后六个月内卖出或者在卖出后六个月内买入，由此获得的利润归公司所有。

前款规定适用于持有公司百分之五以上有表决权股份的法人股东的董事、监事和高级管理人员。

第三十九条 证券业从业人员、证券业管理人员和国家规定禁止买卖股票的其他人员，不得直接或者间接持有、买卖股票，但是买卖经批准发行的投资基金证券除外。

第四十条 为股票发行出具审计报告、资产评估报告、法律意见书等文件的有关专业人员，在该股票承销期内和期满后六个月内，不得购买或者持有该股票。

为上市公司出具审认报告、资产评估报告、法律意见书等文件的有关专业人员，在其审计报告、资产评估报告、法律意见书等文件成为公开信息前，不得购买或者持有该公司的股票；成为公开信息后的五个工作日内，也不得购买该公司的股票。

第四十一条 未依照国家有关规定经过批准，股份有限公司不得购回其发行在外的股票。

第四十二条 未经证券委批准，任何人不得对股票及其指数的期权、期货进行交易。

第四十三条 任何金融机构不得为股票交易提供贷款。

第四十四条 证券经营机构不得将客户的股票借与他人或者作为担保物。

第四十五条 经批准从事证券自营、代理和投资基金管理业务中二项以上业务的证券经营机构，应当将不同业务的经营人员、资金、帐目分开。

第四章 上市公司的收购

第四十六条 任何个人不得持有一个上市公司千分之五以上的发行在外的普通股；超过的部分，由公司在征得证监会同意后，按照原买入价格和市场价格中较低的一种价格收购。但是，因公司发行在外的普通股总量减少，致使个人持有该公司千分之五以上发行在外的普通股的，超过的部分在合理期限内不予收购。

外国和香港、澳门、台湾地区的个人持有的公司发行的人民币特种股票和地境外发行的股票，不受前款规定的千分之五的限制。

第四十七条 任何法人直接或者间接持有一个上市公司发行在外的普通股达到百分之五时，应当自该事实发行之日起三个工作日内，向该公司、证券交易场所和证监会作出书面报告并公告。但是，因公司发行在外的普通股总量减少，致使法人持有该公司百分之五以上发行在外的普通股的，在合理期限内不受上述限制。

任何法人持有一个上市公司百分之五以上的发行在外的普通股后，其持有该种股票的增减变化每达到该种股票发行在外总额的百分之二时，应当自该事实发生之日起三个工作日内向该公司、证券交易场所和证监会作出书面报告并公告。

法人在依照前两款规定作出报告并公告之日起二个工作日内和作出报告前，不得再行直接或者间接买入或者卖出该种股票。

第四十八条 发起人以外的任何法人直接或者间接持有一个上市公司发行在外的普通股达到百分之三十时，应当自该事实发生之日起四十五个工作日内，向该公司所有股票持有人发出收购要约，按照下列价格中较高的一种价格，以货币付款方式购买股票：

(一)在收购要约发出前十二个月内收购要约人购买该种股票所支付的最高价格；

(二)在收购要约发出前三十个工作日内该种股票的平均市场价格。

前款持有人发出收购要约前，不得再行购买该种股票。

第四十九条 收购要约人在发出收购要约前应当向证监会作出有关收购的书面报告；发出收购要约的同时应当向受要约人、证券交易场所提供本身情况的说明和与该要约有关全部信息，并保证材料真实、准确、完整，不产生误导。

收购要约的有效期不得少于三十个工作日，自收购要约发出之日起计算。自收购要约发出之日起三十个工作日内，收购要约人不得撤回其收购要约。

第五十条 收购要约的全部条件适用于同种股票的所有持有人。

第五十一条 收购要约期满，收购要约人持有的普通股未达到该公司发行在外的普通股总数的百分之五十的，为收购失败；收购要约人除发出新的收购要约外，其以后每年购买的公司发行在外的普通股，不得超过该公司发行在外的普通股总数的百分之五。

收购要约期满，收购要约人持有的普通股达到该公司发行在外的普通股总数的百分之七十五以上的，该公司应当在证券交易所终止交易。

收购要约人要约购买股票的总数低于预受要约的总数时，收购要约人应当按照比例从所有预受收购要约的受要约人中购买该股票。

收购要约期满，收购要约人持有的股票达到该公司股票总数的百分之九十时，其余股东有权以同等条件向收购要约人强制出售其股票。

第五十二条 收购要约发出后，主要要约条件改变的，收购要约人应当立即通知所有受要约人。通知可以采用新闻发布会、登报或者其他传播形式。

收购要约人在要约期内及要约期满后三十个工作日内，不得以要约规定以外的任何条件购买该种股票。

预受收购要约的受要约人有权在收购要约失效前撤回对该要约的预受。

第五章　保管、清算和过户

第五十三条 股票发行采取记名式。发行人可以发行簿记券式股票，也可以发行实物券式股票。簿记券式股票名册应当由证监会指定的机构保管。实物券式股票集中保管的，也应当由证监会指定的机构保管。

第五十四条 未经股票持有人的书面同意，股票保管机构不得将该持有人的股票借与他人或者作为担保物。

第五十五条 证券清算机构应当根据方便、安全、公平的原则，制定股票清算、交割的业务规则和内部管理规则。

证券清算机构应当按照公平的原则接纳会员。

第五十六条 证券保管、清算、过户、登记机构应当接受证监会监管。

第六章 上市公司的信息披露

第五十七条 上市公司应当向证监会、证券交易场所提供下列文件：

(一)在每个会计年度的前六个月结束后六十日内提交中期报告；

(二)在每个会计年度结束后一百二十日内提交经注册会计师审计的年度报告。

中期报告和年度报告应当符合国家的会计制度和证监会的有关规定，由上市公司授权的董事或者经理签字，并由上市公司盖章。

第五十八条 本条例第五十七条所列中期报告应当包括下列内容：

(一)公司财务报告；

(二)公司管理部门对公司财务状况和经营成果的分析；

(三)涉及公司的重大诉讼事项；

(四)公司发行在外股票的变动情况；

(五)公司提交给有表决权的股东审议的重要事项；

(六)证监会要求载明的其他内容。

第五十九条 本条例第五十七条所列年度报告应当包括下列内容：

(一)公司简况；

(二)公司的主要产品或者主要服务项目简况；

(三)公司所在行业简况；

(四)公司所拥有的重要的工厂、矿山、房地产等财产简况；

(五)公司发行在外股票的情况,包括持有公司百分之五以上发行在外普通股的股东的名单及前十名最大的股东的名单;

(六)公司股东数量;

(七)公司董事、监事和高级管理人员简况、持股情况和报酬;

(八)公司及其关联人一览表和简况;

(九)公司近三年或者成立以来的财务信息摘要;

(十)公司管理部门对公司财务状况和经营成果的分析;

(十一)公司发行在外债券的变动情况;

(十二)涉及公司的重大诉讼事项;

(十三)经注册会计师审计的公司最近二个年度的比较财务报告及其附表、注释;该上市公司为控股公司的,还应当包括最近二个年度的比较合并财务报告;

(十四)证监会要求载明的其他内容。

第六十条 发生可能对上市公司股票的市场价格产生较大影响,而投资人尚未得知的重大事件时,上市公司应当立即将有关该重大事件的报告提交证券交易场所和证监会,并向社会公布,说明事件的实质。但是,上市公司有充分理由认为向社会公布该重大事件会损害上市公司的利益,且不公布也不会导致股票市场价格重大变动的,经证券交易场所同意,可以不予公布。

前款所称重大事件包括下列情况:

(一)公司订立重要合同,该合同可能对公司的资产、负债、权益和经营成果中的一项或者多项产生显著影响;

(二)公司的经营政策或者经营项目发生重大变化;

(三)公司发生重大的投资行为或者购置金额较大的长期资产的行为;

(四)公司发生重大债务;

(五)公司未能归还到期重大债务的违约情况;

(六)公司发生重大经营性或者非经营性亏损;

(七)公司资产遭受重大损失;

(八)公司生产经营环境发生重要变化;

(九)新颁布的法律、法规、政策、规章等,可能对公司的经营有显著影响;

(十)董事长、百分之三十以上的董事或者总经理发生变动;

(十一)持有公司百分之五以上的发行在外的普通股的股东,其持有该种股票的增减变化每达到该种股票发行在外总额的百分之二以上的事实;

(十二)涉及公司的重大诉讼事项;

(十三)公司进入清算、破产状态。

第六十一条 在任何公共传播媒介中出现的消息可能对上市公司股票的市场价格产生误导性影响时,该公司知悉后应立即对该消息作出公开澄清。

第六十二条 上市公司的董事、监事和高级管理人员持有该公司普通股的，应当向证监会、证券交易场所和该公司报告其持股情况；持股情况发生变化的，应当自该变化发生之日起十个工作日内向证监会、证券交易场所和该公司作出报告。

前款所列人员在辞职或者离职后六个月内负有依照本条规定作出报告的义务。

第六十三条 上市公司应当将要求公布的消息刊登在证监会指定的全国性报刊上。

上市公司在依照前款规定公布信息的同时，可以在证券交易场所指定的地方报刊上公布有关信息。

第六十四条 证监会应当将上市公司及其董事、监事、高级管理人员和持有公司百分之五以上的发行在外的普通股的股东所提交的报告、公告及其他文件及时向社会公开，供投资人查阅。

证监会要求披露的全部信息均为公开信息，但是下列信息除外：

(一)法律、法规予以保护并允许不披露的商业秘密；

(二)证监会在调查违法行为过程中获得的非公开信息和文件；

(三)根据有关法律、法规规定可以不予披露的其他信息和文件。

第六十五条 股票持有人可以授权他人代理行使其同意权或者投票权。但是，任何人在征集二十五人以上的同意权或者投票权时，应当遵守证监会有关信息披露和作出报告的规定。

第六十六条 上市公司除应当向证监会、证券交易场所提交本章规定的报告、公告、信息及文件外，还应当按照证券交易场所的规定提交有关报告、公告、信息及文件，并向所有股东公开。

第六十七条 本条例第五十七条至第六十五条的规定，适应于已经公开发行股票，其股票并未在证券交易场所交易的股份有限公司。

第七章 调查和处罚

第六十八条 对违反本条例规定的单位和个人，证监会有权进行调查或者会同国家有关部门进行调查；重大的案件，由证券委组织调查。

第六十九条 证监会可以对证券经营机构的业务活动进行检查。

第七十条 股份有限公司违反本条例规定，有下列行为之一的，根据不同情况，单处或者并处警告、责令退还非法所筹股款、没收非法所得、罚款；情节严重的，停止其发行股票资格；

(一)未经批准发地或者变相发行股票的；

(二)以欺骗或者其他不正当手段获准发行股票或者获准其股票在证券交易场所交易的；

(三)未按照规定方式、范围发行股票，或者在招股说明书失效后销售股票的；

(四)未经批准购回其发行在外的股票的。

对前款所列行为负有直接责任的股份有限公司的董事、监事和高级管理人员，给予警告或者处以三万元以上三十万元以下的罚款。

第七十一条 证券经营机构违反本条例规定，有下列行为之一的，根据不同情况，单处或者并处警告、没收非法获取的股票和其他非法所得、罚款；情节严重的，限制、暂停其证券经营业务或者撤销其证券经营业务许可：

(一)未按照规定的时间、程序、方式承销股票的；

(二)未按照规定发放股票认购申请表的；

(三)将客户的股票借与他人或者作为担保物的；

(四)收取不合理的佣金和其他费用的；

(五)以客户的名义为本机构买卖股票的；

(六)挪用客户保证金的；

(七)在代理客户买卖股票活动中，与客户分享股票交易的利润或者分担股票交易的损失，或者向客户提供避免损失的保证的；

(八)为股票交易提供融资的。

对前款所列行为负有责任的证券经营机构的主管人员和直接责任人员，给予警告或者处以三万元以上三十万元以下的罚款。

第七十二条 内幕人员和以不正当手段获取内幕信息的其他人员违反本条例规定，泄露内幕信息、根据内幕信息买卖股票或者向他人提出买卖股票的建议的，根据不同情况，没收非法获取的股票和其他非法所得，并处以五万元以上五十万元以下的罚款。

证券业从业人员、证券业务管理人员和国家规定禁止买卖股票的其他人员违反本条例规定，直接或者间接持有、买卖股票的，除责令限期出售其持有的股票外，根据不同情况，单处或者并处警告、没收非法所得、五千元以上五万元以上下的罚款。

第七十三条 会计师事务所、资产评估机构和律师事务所违反本条例规定，出具的文件有虚假、严重误导性内容或者有重大遗漏的，根据不同情况，单处或者并处警告、没收非法所得、罚款；情节严重的，暂停其从事证券业务或者撤销其从事证券业务许可。

对前款所列行为负有直接责任的注册会计师、专业评估人员和律师，给予警告或者处以三万元以上三十万元以下的罚款；情节严重的，撤销其从事证券业务的资格。

第七十四条 任何单位和个人违反本条例规定，有下列行为之一的，根据不同情况，单处或者并处警告、没收非法获取的股票和其他非法所得、罚款：

（一）在证券委批准可以进行股票交易的证券场所之外进行股票交易的；

（二）在股票发行、交易过程中，作出虚假、严重误导性陈述或者遗漏重大信息的；

（三）通过合谋或者集中资金操纵股票市场价格，或者以散布谣言等手段影响股票发行、交易的；

（四）为制造股票的虚假价格与他人串通，不转移股票的所有权或者实际控制，虚买虚卖的；

（五）出售或者要约出售其并不持有的股票，扰乱股票市场秩序的；

（六）利用职权或者其他不正当手段，索取或者强行买卖股票，或者协助他人买卖股票的；

（七）未经批准对股票及其指数的期权、期货进行交易的；

（八）未按照规定履行有关文件和信息的报告、公开、公布义务的；

（九）伪造、篡改或者销毁与股票发行、交易有关的业务记录、财务帐簿等文件的；

（十）其他非法从事股票发行、交易及其相关活动的。

股票有限公司有前款所列行为，情节严重的，可以停止其发行股票的资格；证券经营机构有前款所列行为，情节严重的，可以限制、暂停其证券经营业务或者撤销其证券经营业务许可。

第七十五条 本条例第七十条、第七十一条、第七十二条、第七十四条规定的处罚，由证券委指定的机构决定；重大的案件的处罚，报证券委决定。本条例第七十三条规定的处罚，由有关部门在各自的职权范围内决定。

第七十六条 上市公司和证券交易所或者其他证券业自律性管理组织的会员及其工作人员违反本条例规定，除依照本条例规定给予行政处罚外，由证券交易所或者其他证券业自律性管理组织根据章程或者自律准则给予制裁。

第七十七条 违反本条例规定，给他人造成损失的，应当依法承担民事赔偿责任。

第七十八条 违反本条例规定，构成犯罪的，依法追究刑事责任。

第八章 争议的仲裁

第七十九条 与股票的发行或者交易有关的争议，当事人可以按照协议的约定向仲裁机构申请调解、仲裁。

第八十条 证券经营机构之间以及证券经营机构与证券交易场所之间因股票的发行或者交易引起的争议，应当由证券委批准设立或者指定的仲裁机构调解、仲裁。

第九章 附则

第八十一条 本条例下列用语的含义：

(一)"股票"是指股份有限公司发行的、表示其股东按其持有的股份享受权益和承担义务的可转让的书面凭证。

"簿记券式股票"是指发行人按照证监会规定的统一格式制作的、记载股东权益的书面名册。

"实物券式股票"是指发行人在证券会指定的印制机构统一印制的书面股票。

(二)"发行在外的普通股"是指公司库存以外的普通股。

(三)"公开发行"是指发行人通过证券经营机构向发行人以外的社会公众就发行人的股票作出的要约邀请、要约或者销售行为。

(四)"承销"是指证券经营机构依照协议包销或者代销发行人所发行股票的行为。

(五)"承销机构"是指以包销或者代销方式为发行人销售股票的证券经营机构。

(六)"包销"是指承销机构在发行期结束后将未售出的股票全部买下的承销方式。

(七)"代销"是指承销机构代理发售股票，在发行期结束后，将未售出的股票全部退还给发行人或者包销人的承销方式。

(八)"公布"是指将本条例规定应当予以披露的文件刊载在证监会指定的报刊

上的行为。

（九）“公开”是指将本条例规定应当予以披露的文件备置于发行人及其证券承销机构的营业地和证监会，供投资人查阅的行为。

（十）“要约”是指向特定人或者非特定人发出购买或者销售某种股票的口头的或者书面的意思表示。

（十一）“要约邀请”是指建议他人向自己发出要约的意思表示。

（十二）“预受”是指受要约人同意接受要约的初步意思表示，在要约期满前不构成承诺。

（十三）“上市公司”是指其股票获准在证券交易场所交易的股份有限公司。

（十四）“内幕人员”是指任何由于持有发行人的股票，或者在发行人或者与发行人有密切联系的企业中担任董事、监事、高级管理人员，或者由于其会员地位、管理地位、监督地位和职业地位，或者作为雇员、专业顾问履行职务，能够接触或者获取内幕信息的人员。

（十五）“内幕信息”是指有关发行人、证券经营机构、有收购意图的法人、证券监督管理机构、证券业自律性管理组织以及与其有密切联系的人员所知悉的尚未公开的可能影响股票市场价格的重大信息。

（十六）“证券交易场所”是指经批准设立的、进行证券交易的证券交易所和证券交易报价系统。

（十七）“证券业管理人员”是指证券管理部门和证券业自律性管理组织的工作人员。

（十八）“证券业从业人员”是指从事证券发行、交易及其他相关业务的机构的工作人员。

第八十二条　证券经营机构和证券交易所的管理规定，另行制定。

公司内部职工持股不适用本条例。

第八十三条　本条例由证券委负责解释。

第八十四条　本条例自发布之日起施行。

（***律商联讯中文资讯网注：

(1)　根据 2002 年 11 月 1 日国务院《关于取消第一批行政审批项目的决定》（国发[2002]24 号），国家民用航空总局已取消民航企业发行股票审批(不含在境外、国外发行的股票)。

(2)　根据 2003 年 2 月 27 日国务院《关于取消第二批行政审批项目和改变一批行政审批项目管理方式的决定》（国发[2003]5 号），教育部已取消教育系统公开发行股票的申请审核。***）

Provisional Regulations on the Administration of Issue and Exchange Of Stock

The Securities Commission of the State Council
April 22, 1993

Chapter One Generality

Article 1 The regulations are formulated in order to meet the needs for developing the social market economy, establish and develop the national unified high-efficient securities market, protect the legal right of the investors and the common interest of society and promote the development of the national economy.

Article 2 Those who deal with the issue and transaction of securities and their related activities within the People's republic of China shall observe the regulations.

The provisions of the regulations concerning stocks are applicable to the securities that have the nature and function of stock.

Article 3 The issue and exchange of stock shall follow the principle of openness, fairness and good faith.

Article 4 The issue and exchange of stock shall defend the main position of the socialist public ownership and protect the state-owned property from infringement.

Article 5 The Securities Commission of the State Council (hereinafter referred to as the Securities Commission) is the competent authorities of the national securities market which will carry on unified administration of the national securities market according to the provisions of laws and statutes. China National Securities Supervision and Administration Committee (hereinafter referred to as the Securities Supervision Committee) is the executive organ of supervision and administration of the Securities Commission which will carry on administration and supervision over the specific activities of the issue and exchange of stock according to the provisions of laws and statutes.

Article 6 The specific regulations of the issue and exchange of Renminbi special stock will be formulated separately.
The domestic enterprise that will have its stock issued and exchanged abroad shall be subject to the examination and approval of the Securities Commission. Specific regulations will be formulated separately.

Chapter Two The Issue of Stock

Article 7 The issuer of stock shall be a stock limited company that are qualified to issue stock.

The above-mentioned stock limited company includes a stock limited company already established and one that has been approved to be established.

Article 8 Establishing a stock limited company and applying for issuing stock openly shall be subject to the following conditions:

(1) its production and operation conforms to the industrial policy of the state;
(2) the ordinary stock it issues is limited to one kind, the same stock having the same right;
(3) the amount of stock to which the founders subscribe is no less than 35% of the total amount that the company is to issue.
(4) among the total amount of the stock the company is to issue the part to which the founders subscribe is no less than RMB30,000,000 yuan, except otherwise stipulated by the state;
(5) the stock to be issued to the public is no less than 25% of the total amount of stock to be issued by the company, among which the part subscribed by the employees is no more than 10% of the total amount of the stock to be issued to the public; if the stock to be issued by the company surpasses RMB400,000,000 yuan, the Securities Commission may reduce at its discretion according to provisions the radio of stock to be issued to the public, but no less than 10% of the total amount of stock to be issued by the company;
(6) the founders have had no important illegal activities in the latest three years;
(7) other conditions stipulated by the Securities Commission.

Article 9 When an enterprise is to be reorganized into a stock limited company and applies for issuing stock openly, besides the conditions set forth in Article 8 herein, it shall conform to the following conditions:

(1) at the end of the year before issuing, the net asset is no lower than 30% of the total asset and the invisible asset is no higher than 20% of the net asset, except otherwise stipulated by the Securities Commission;
(2) it has made profits in the past three consecutive years.

When a state-owned enterprise is to be reorganized into a stock limited company and to issue stock openly, the ratio of the stock to be owned by the state in the total amount of stock to be issued shall be stipulated by the State Council or the organization authorized by the State Council.

Article 10 When a stock limited company is to increase capital and apply for issuing stock openly, besides the conditions set forth in Article 8 and Article 9 herein, it shall conform to the following conditions:

(1) the use of the fund it obtained from the previous issue of stock openly

is in conformity with that described in the prospectus and has had good efficiency;

(2) there have been no less than 12 months since previous issue of stock openly;

(3) there have been no important illegal activities during the period between the first open issue and the application this time;

(4) other conditions stipulated by the Securities Commission.

Article 11 When an oriented-placement company is to issue stock openly, besides the conditions set forth in Article 8 and Article 9, it shall conform to the following conditions:

(1) the use of the fund it obtained from the oriented-placement is in conformity with that described in the prospectus and has had good efficiency;

(2) there are no less than 12 months since the latest oriented –placement;

(3) there have been no important illegal activities during the period between the latest oriented-placement and the open issue this time;

(4) the stock certificates of the inside employees have been relieved according to the scope stipulated and handed to the securities organization designated by the state for collective trusteeship;

(5) other conditions stipulated by the Securities Council.

Article 12 Application for open issue of stock shall follow the following procedure:

(1) the applicant entrusts professional organizations of an accounting firm, an asset appraisal organ and law firm to audit and assess its credit standing, assets and financial status and give a letter of legal opinions, then it files an application for issuing stock openly with the competent authorities according to the jurisdiction relation such as the provincial, autonomous regional, municipality directly under the central government, city of independent unit in the state plan people's government (hereinafter referred to as local government) or the central industrial competent authorities;

(2) within the scope of issue designated by the state, the local government will make an examination and approval for the application of issue of the local enterprise, and the central industrial enterprise competent authorities will make an examination and approval for the application of issue of the central enterprise after consulting with the local government where the applicant is situated; the local government or the central enterprise competent authorities will make a decision of the examination and approval within 30 working days after receiving the application of issue, and sent a copy to the Securities Commission.

(3) the approved application of issue shall be submitted to the Securities Supervision Committee for reexamination; the Securities Supervision

Committee will give out a letter of reexamination opinion within 20 working days after receiving the application of reexamination and send a copy of the letter to the Securities Commission; after the Securities Supervision Committee approves the application of reexamination, the applicant shall file an application with the Listing Committee of the Securities Exchange; after the Listing Committee approves to accept the listing, the stock can be issued.

Article 13 In applying for issuing stock openly, the applicant shall submit to the local government or the central industrial competent authorities the following documents:

(1) an application report;
(2) the founders meeting's or the stockholders meeting's resolution of issuing stock openly;
(3) document approving the organization of the stock limited company;
(4) the business license or the certificate of registration of establishing the stock limited company;
(5) the articles of association or the memorandum of association;
(6) the prospectus;
(7) the feasibility report of capital operation; the fixed asset investment project that requires capital or other conditions to be provided by the state shall supply the approval documents of the related department of the state agreeing to the establishment of the project of fixed asset investment;
(8) the company's financial report in the latest three years or since its establishment audited by an accounting firm or an auditing report signed and sealed by two or more certified public accountants and their firm;
(9) a letter of legal opinion signed and sealed by two or more lawyers and their firm;
(10) an asset appraisal report signed and sealed by two or more professional assessors and their organ; an attestation of capital report signed and sealed by two or more certified public accountants and their firm; in case of state-owned property involved, a confirmation document given out by the administration department shall also be submitted;
(11) the underwriting scheme of stock and the underwriting agreement;
(12) other documents required by the local government or the central industrial competent authorities.

Article 14 When the approved application for issue is submitted to the Securities Supervision Committee for reexamination, besides the documents set forth in Article 13 herein, the following documents are also to be submitted:

(1) the approved document of application for issue given by the local government or the central industrial competent authorities;
(2) other documents required by the Securities Supervision Committee to be

submitted

Article 15 The prospectus mentioned in Article 13 shall be made in the form stipulated by the Securities Supervision Committee and shall include the following items:

(1) company's name and address;
(2) founders, founders' biographical notes;
(3) purpose of financing;
(4) company's present total amount of capital, the kind and total amount of stock issued this time, the par value and price of each share, the net asset value of each share before issue and the expected net asset value after the completion of issue, fees and commission of issue;
(5) founders' subscription of capital in the first issue, structure of stock right and certificate of attestation of capital;
(6) underwriter's name, form of underwriting and amount of underwriting;
(7) object of issue, time and place of issue, subscription and way of payment ;
(8) the operation plan of the fund raised, earning and risks forecasting;
(9) company's immediate development plan and the next year's profit forecasting document verified by certified public accountants and their opinion of verification;
(10) important contracts;
(11) important proceedings in which the company is involved;
(12) the name list of company's directors and supervisors and their biographical notes;
(13) production, operation and basic conditions concerning business development in the latest three years or since the establishment;
(14) company's financial report in the latest three years or since its establishment audited by an accounting firm and an auditing report signed and sealed by two or more certified public accountants and their firm;
(15) in the case of a company increasing its capital by issuing stock, the operation status of fund raised in the previous issue
(16) other matters required by the Securities Supervision Committee.

Article 16 The cover of the prospectus shall carry the following words: "The issuer assures that the contents of the prospectus are true, accurate and complete. Any decision made by the government and the state securities administration department does not indicate it makes any factual judgement or guarantee on the value of the stock issued by the issuer or the earnings of the investors.

Article 17 All the founders or directors and the main underwriter shall sign on the prospectus, guaranteeing there are no false and serious misleading descriptions or gross omissions in the prospectus and guaranteeing they shall bear joint liability for it.

Article 18 The certified public accountants and their firm, the professional

assessors and their organ and the lawyers and their firm that give out documents shall, in performing their duties, verify and testify the authenticity, accuracy and completeness of the contents of the given documents in accordance with the established business standards and moral norms.

Article 19 Before the approval of issuing stock openly, no one shall disclose in any way the contents of the prospectus. After the approval of issuing stock openly the issuer shall publish the prospectus two to five working days before the beginning of underwriting

The issuer shall provide the prospectus to the subscribers. The underwriter shall display the prospectus in the business sites and have the liability to remind the subscribers of reading the prospectus.

The term of validity of the prospectus is six months from the signing of the prospectus. The issue of stock shall stop after the prospectus becomes invalid.

Article 20 The stock to be issued openly shall be underwritten by a securities marketing organ. Underwriting includes two ways: exclusive underwriting and underwriting.by proxy

The issuer shall sign an underwriting agreement with the securities operation organ. The underwriting agreement shall carry the following items:

(1) names and addresses of the parties concerned and names of their legal representatives;

(2) form of underwriting;

(3) the kind, quantity, amount and issuing price of stock underwritten

(4) period of underwriting, starting and closing date;

(5) underwriting payment date and form;

(6) calculation, form and date of payment of underwriting fees;

(7) liabilities for breach of agreement;

(8) other matters required to be agreed.

The principle of charging fees by the securities operation organ shall be fixed by the Securities Supervision Committee.

Article 21 In underwriting stock, the securities operation organ shall verify the authenticity, accuracy and completeness of the prospectus and other publications; when finding out there exist falsehood, serious misleading descriptions or gross omissions, it shall not make offer invitations or offers; if it has done so, it shall immediately stop the sales activities and make corresponding remedies.

Article 22 When the total par value of stock to be issued openly surpasses RMB30,000,000 yuan or the expected total amount of sales surpasses RMB50,000,000 yuan, the stock shall be underwritten by an underwriting group.

The underwriting group is to consist of two or more underwriting organs. The main underwriter shall be determined by the issuer through competitive bidding or

negotiation based on the principle of fair competition.

Article 23 When the total par value of stock to be issued openly surpasses RMB100,000,000 yuan or the expected total amount of sales surpasses RMB150,000,000 yuan, the number of underwriting organs in other areas to take part in the underwriting group and the amount of sales in other areas in the total underwriting amount shall have a reasonable ratio.

The foregoing-mentioned other areas refer to the areas other than the province, autonomous region or municipality directly under the central government where the issuer is situated.

Article 24 The underwriting period shall be no less than 10 days and no more than 90 days.

During the underwriting period the underwriting organ shall do its best to sell to subscribers the stock it underwrites and shall not retain the stock it underwrites for its own.

When the underwriting period expires, the unsold stock shall be dealt with through the form of exclusive underwriting or underwriting by proxy in accordance with the underwriting agreement.

Article 25 When the underwriting organ or its entrusted organ issues stock subscription application form to the public, it can charge a fee no higher than the cost of printing and issuing and it can not limit the number of the application form to be issued.

When the quantity of subscription surpasses the total quantity of the open issue, the underwriting organ shall sell the stock in the form of proportional distribution, proportional degressive distribution or drawing lots. If the form of drawing lots is adopted, the underwriting organ shall openly draw lots for all the stock subscription application forms on the stipulated date under the supervision of the public notarial organ pursuant to the stipulated procedure, and sell the stock to the winners in drawing lots.

Besides the underwriting organ or its entrusted organ, no other unit or individual shall issue or resell stock subscription application form.

Article 26 The underwriting organ shall submit a written report about the underwriting to the Securities Supervision Committee within 15 working days after the expiration of the underwriting.

Article 27 When the securities operation organ makes an offer invitation, offer or sale of the issuers' stock to the public other than the issuers, it shall have the approval of the Securities Supervision Committee and proceed pursuant to the stipulated procedure.

Article 28 In case the issuer exchanges its new stock for stock already issued outside

and no direct or indirect expenses are incurred to the exchange, then the provisions of this chapter do not apply.

Chapter Three Exchange of Stock

Article 29 The exchange of stock shall be carried on in the place of securities transaction where stock exchange can be done and which is approved by the Securities Commission.

Article 30 A stock limited company that applies for its stock to be transacted in the stock exchange shall be subject to the following conditions:

(1) its stock has been issued openly;

(2) the total amount of stock issued is no less than RMB50,000,000 yuan;

(3) the number of stockholders holding over RMB1,000 yuan of par value of stock is no less than 1,000; the total amount of par value of stock held by individuals is no less than RMB10,000,000 yuan;

(4) the company has consecutive records of profit in the latest three years; in the case of an enterprise restructured into a stock limited company, the original enterprise has consecutive records of profit in the latest three years, but a newly established stock limited company is excepted;

(5) other conditions stipulated by the Securities Commission;

Article 31 When a stock limited company that issues stock openly and conforms to the conditions mentioned in the preceding article applies for its stock to be transacted in the stock exchange, it shall file an application with the Listing Committee of the Stock Exchange; the Listing Committee shall make an examination and approval and fix the time of listing within 20 working days after receiving the application. The document of examination and approval shall be submitted to the Securities Supervision Committee for file and a copy be sent to the Securities Commission.

Article 32 When a stock limited company applies for its stock to be transacted in the stock exchange, it shall submit to the Listing Committee of the Stock Exchange the following documents:

(1) an application letter;

(2) company's registration documents;

(3) the document of approval of issuing the stock openly;

(4) company's financial report in the latest three years or since its establishment audited by an accounting firm and an auditing report signed and sealed by two or more certified public accountants and their firm;

(5) a recommendation letter by a member of the Stock Exchange;

(6) the latest prospectus;

(7) other documents required by Stock Exchange

Article 33 After the stock is approved to be transacted in the Stock Exchange, the

listing company shall publish an announcement of listing and make public the documents set forth in Article 32 herein.

Article 34 Besides the main contents of the prospectus .set forth in Article 15 herein, the contents of the announcement of listing shall include the following matters:

(1) the date and approval number of the stock approved to be transacted in the stock exchange;

(2) the issuing status of the stock, structure of stock right and the name list of the 10 biggest stockholders and the quantity of the stock they hold;

(3) the resolution of the company's founding meeting or stockholders meeting that agrees to the company's stock to be transacted in the Stock Exchange

(4) the biographical notes of directors, supervisors and senior managing persons and the company's stock they hold;

(5)the business performance records of the company in the latest three years or since its establishment and the next year's profit forecasting documents;

(6) other matters required by the Stock Exchange to be included.

Article 35 The certified public accountants and their firm, the professional assessors and their firm and the lawyers and their firm that give out documents for the listing company shall , in performing their duties, examine and testify the authenticity, accuracy and completeness of the contents of the documents given out by them pursuant to the established business standards and moral norms of the branches of trade.

Article 36 Transfer of the state-owned stock is subject to the approval of the state department concerned, the specific regulation of which will be stipulated separately.

Transfer of the state-owned stock shall not impair the interest of the state-owned stock.

Article 37 The securities exchange sites, the organs of securities custody, settlement, transfer and registration and securities operation organs shall ensure that clients in other parts of the country and the local clients enjoy the same treatment and shall not discriminate or restrict the clients in other part of the country.

Article 38 In case the directors, supervisors and senior managing persons or the corporate stockholders holding 5% or more voting stock sell their stock in six months after purchasing or purchase the stock in six months after selling, the earnings thus obtained shall belong to the company.

The provision in the preceding paragraph applies to the directors, supervisors and senior managing persons of the corporate stockholders holding 5% or more voting stock.

Article 39 Persons engaged in securities business, securities managing persons and other persons prohibited by the state from buying or selling stock shall not directly or indirectly hold and buy or sell stock, but buying and selling the approved issued

investment fund securities is excepted.

Article 40 The related professional persons that give out auditing report, asset assessing report or legal opinion letter for the issue of a stock shall not purchase or hold the stock in the underwriting period of the stock or within six months after the period expires..

The related professional persons that give out auditing report, asset assessing report or legal opinion letter for a listing company shall not purchase or hold the stock of the company before their auditing report, asset assessing report or legal opinion letter becomes public information and shall not purchase the stock of the company within five working days after they become public information.

Article 41 The stock limited company shall not buy back its stock issued outside without the approval according to the related stipulation of the state.

Article 42 No one shall transact in the options of stock and stock index without the approval of the Securities Commission.

Article 43 No financial organ shall provide loans for stock transactions.

Article 44 No securities operation organ shall lend clients' stock to others or make it as collateral.

Article 45 The securities operation organ that is approved to engage in two or more of self-operation or agency and investment fund management business shall separate the operation personnel, capital and accounts of the different businesses.

Chapter Four Acquisition of the Listing Company

Article 46 No one shall hold more than 0.5% of a listing company's ordinary stock issued outside; the excessive part shall be acquired by the company after the approval of the Securities Supervision Committee at the original price or the market price whichever is lower. But, because of the decrease of the company's ordinary stock issued outside, an individual may hold 0.5% of the company's ordinary stock issued outside, then the excessive part shall not be purchased in a reasonable period.

The RMB special stock issued by a company and held by individuals abroad and in Hongkong, Macao or Taiwan and stock issued offshore shall not be bound by the 0.5% limitation set forth in the preceding section.

Article 47 Any legal entity holding directly or indirectly 5% of a listing company's ordinary stock issued outside shall make a written report to the company, the site of securities exchange and the Securities Supervision Committee respectively and make an announcement within three working days after the fact occurs. But owing to the decrease of the total amount of the company's ordinary stock .issued outside, a legal

entity holds more than 5% of the company's ordinary stock issued outside, then it shall not be bound by the foregoing limitation within a reasonable period.

After any legal entity holds more than 5% of a listing company's ordinary stock issued outside, whenever the holding increases or reduces by more than 2% of the total amount of the stock issued outside, it shall make a written report to the company, the site of securities exchange and the Securities Supervision Committee respectively and make an announcement within three working days after the fact occurs.

The legal entity that makes the report and announcement pursuant to the stipulations in the preceding two sections shall not directly or indirectly buy or sell the stock within two working days since the date of announcement or before the report is made.

Article 48 When any legal entity other than the founders holds directly or indirectly 30% or more of a listing company's ordinary stock issued outside, it shall make a purchasing offer to all the company's stockholders within 45 working days since the fact occurs to purchase the stock in the form of monetary payment at the following price whichever is higher:

(1) the highest price the purchasing offerer paid for purchasing the stock within 12 months before the offer is made;

(2) the average market price of the stock within 30 days before the offer is made.

The stockholder mentioned in the preceding section shall not purchase the stock before the purchasing offer is made.

Article 49 The purchasing offerer shall make a written report to the Securities Supervision Committee concerning the purchase before making the purchasing offer; at the same time when it makes the purchasing offer, it shall provide a statement about itself and all the information related to the offer and ensure that the information be authentic, accurate and complete and not be misleading.

The term of validity of the purchasing offer shall be no less than 30 working days since the issuing of the purchasing offer. The purchasing offerer shall not revoke the purchasing offer within 30 working days since the issue of the purchasing offer.

Article 50 All the conditions of the purchasing offer apply to all the holders of stock of the same kind.

Article 51 When the purchasing offer expires, the purchase fails if the ordinary stock held by the purchasing offerer does not reach 50% of the total amount of ordinary stock issued outside by the company; Besides making new purchasing offer, the purchasing offerer shall purchase each year no more than 5% of the total amount of ordinary stock issued to the public by the company when it purchases the company's ordinary stock issued to the public afterwards.

When the purchasing offer expires, if the purchasing offerer holds more than 75% of the total amount of the company's ordinary stock issued outside, the company shall terminate transaction in the Stock Exchange.

When the purchasing offerer buys stock against the offer and the amount is less than the preacceptance of the offer, the purchasing offerer shall buy the stock proportionately from all the offerees that preaccept the purchasing offer.

When the purchasing offer expires, if the purchasing offerer holds more than 90% of the total amount of the company's stock, the remaining stockholders shall have the right to sell forcibly their stock to the purchasing offerer on the same conditions.

Article 52 In case the main conditions of the offer change after the offer is issued, the purchasing offerer shall notify immediately all the offeree by way of news release meeting, making a statement in the newspaper or other publication forms.

The purchasing offerer shall not buy the stock on any condition other than the conditions stipulated in the offer during the term of the offer and within 30 working days after the offer expires.

The offerees that preaccept the purchasing offer shall have the right to revoke the preacceptance before the purchasing offer becomes invalid.

Chapter Five Custody, Settlement and Transfer

Article 53 The stock shall be issued in the inscribed form. The issuer may issue stock in the form of bookkeeping note or in the form of physical note. The register of stock in the form of bookkeeping note shall be in the custody of an organ designated by the Securities Supervision Committee. As for the stock in the form of physical note, it shall also be in the custody of an organ designated by the Securities Supervision Committee if it is kept collectively.

Article 54 Without the consent in writing of the stockholder the custody organ shall not lend his/her stock to others or make it as a collateral.

Article 55 The securities settlement organ shall formulate business rules concerning the settlement and delivery of stock and internal regulations based on the principle of convenience, safety and fairness.

The securities settlement organ shall accept members pursuant to the principle of fairness.

Article 56 Securities custody, settlement, transfer and registration organs shall accept the supervision of the Securities Supervision Committee.

Chapter Six Revelation of Information of Listing Company

Article 57 The listing company shall provide the Securities Supervision Committee and the Stock Exchange site with the following documents

(!) a mid-term report to be provided within 60 days after the end of :

the early six months in each accounting year;

(2) an annual report audited by certified public accountants to be provided within 120 days after the end of each accounting year.

The mid-term report and annual report shall conform to the state accounting system and the related stipulations of the Securities Supervision Committee and shall be signed by the company's authorized director or manager and sealed by the listing company.

Article 58 The mid-term report set forth in Article 57 herein shall include the following contents:

(1) the company's financial report;
(2) an analysis of the company's financial status and operation results made by the company's management;
(3) important proceedings involving the company;
(4) changes of the company's stock issued to the public;
(5) important matters the company sends to voting stockholders to be examined;
(6) other matters required by the Securities Supervision Committee to be included.

Article 59 The annual report set forth in Article 57 herein shall include the following contents:

(1) a brief account of the company;
(2) a brief account of the company's main products or main service items;
(3) a brief account of the branch of trade where the company is in;
(4) a brief account of the company-owned properties such as the important plants, mines and realties;
(5) the company's stock issued outside, a name list of stockholders holding more than 5% of the company's ordinary stock issued to the public and a name list of the 10 biggest stockholders;
(6) the number of company's stockholders;
(7) a brief account of the company's directors, supervisors and senior managing persons and their holding of company's stock and remunerations;
(8) a list and a brief account of the company and its associated persons;
(9) a summery of the company's financial information in the latest three years or since its establishment;
(10) an analysis of the company's financial status and operation results made by the company's management;
(11) the change of the company's bond issued to the public
(12) important proceedings involving the company;
(13) the company's comparative financial report in the latest two years and its attached lists and notes audited by certified public accountants; in case the listing company is a holding company, a comparative consolidated financial report shall also be included;.
(14) Other matters required by the Securities Supervision Committee to be

included.

Article 60 In case there occurs any important event that may exert great influence on the market price of the listing company's stock and that is still unknown to the investors, the listing company shall immediately send a report about the event to the stock exchange site and the Securities Supervision Committee and make it open to the public, stating the truth of the event. But when the listing company has sound reasons that publishing the important event to the public will impair the interest of the company and without the publishing it will not lead to a great change of the stock market price, it may not publish the event with the consent of the stock exchange site.

The important events mentioned in the preceding section include the following:

(1) the company enters into an important contract which has notable influence on one or more items of the company's assets, liabilities, interests or operation results;

(2) there occur important changes in company's operation policy or operation project;

(3) the company has had important investment activities or purchased a long-term asset of relatively great amount;

(4) the company has incurred a big debt;

(5) the company fails to pay back a big debt due, thus breaching a contract;

(6) the company has incurred a heavy operation or non-operation loss;

(7) the company's assets have incurred a heavy loss;

(8) the company has experienced important changes in its production and operation circumstances;

(9) the newly published law, decree, policy or regulation may exert significant influence on the company's operation;

(10) there is a change in the company's chairman of the board, 30% of the directors or the general manager;

(11) the stockholder that holds over 5% of the company's ordinary stock issued outside has increased or reduced the stock held reaching 2% of total amount of the stock issued to the public;

(12) important proceedings involving the company;

(13) the company has entered a liquidation or bankruptcy status

Article 61 When there appears any information in the public media that may .exert misleading influence on the market price of the listing company's stock,. the company shall immediately clarify matters as the news is known to it.

Article 62 In case the directors, supervisors and senior managing persons of the listing company hold the company's ordinary stock, they shall report their holding status to the Securities Supervision Committee, the stock exchange site and the company; in case there is any change in their holding, they shall report the change to the Securities Supervision Committee, the stock exchange site and the company within

10 working days since the change occurs.

The persons mentioned in the preceding section shall have the liability to report pursuant to the stipulation of this article within six months after they resign or leave their job.

Article 63 The listing company shall have the information required to be made open published in the national magazines and newspapers designated by the Securities Supervision Committee.

At the same time when the listing company publishes information pursuant to the stipulations of the preceding section, the company may publishes the information in the local magazines and newspapers designated by the stock exchange site.

Article 64 The Securities Supervision Committee shall make open to the public for the reference of investors all the reports, announcements and other documents submitted by the company, its directors, supervisors, senior managing persons and stockholders that hold over 5% of the company's ordinary stock issued outside.

All the information required by the Securities Supervision Committee to be published is open information, but the following information is excepted:

(1) business secrets protected and approved by law and decree not to be disclosed;
(2) non-open information and documents obtained by the Securities Supervision Committee in its investigation of illegal activities;
(3) other information and documents not to be disclosed pursuant to the stipulations of related laws and decrees.

Article 65 Stockholders may entrust others to exercise his/her consent right or voting right by proxy. But any one who collects consent right or voting right of over 25 persons shall observe the Securities Supervision Committee's stipulations concerning disclosure of information and making reports.

Article 66 Besides submitting to the Securities Supervision Committee and the stock exchange site the report, announcement, information and documents stipulated in this chapter, the listing company shall also provide related report, announcement, information and documents according to the stipulation of the stock exchange site and make them open to the public.

Article 67 The provisions in Article 57 to Article 65 herein shall apply to the stock limited company whose stock has been issued openly but has not been transacted in the stock exchange site.

Chapter Seven Investigation and Penalty

Article 68 The Securities Supervision Committee has the right to investigate or investigate in coordination with the state concerned departments the unit and individual that violate the provisions of these regulations; for important cases, the Securities

Commission shall organize the investigation.

Article 69 The Securities Supervision Committee may examine the business activities of the securities operation organ.

Article 70 In case the stock limited company violates the provisions of this regulations and has one of the following activities, it shall be subjected to a single penalty or joint penalties of warning, being ordered to pay back illegally raised stock capital, confiscation of illegal gains and a fine according to the seriousness of the case; for cases of gross violation, its qualification of issuing stock shall be suspended:

(1) issuing or issuing in disguised form stock without obtaining an approval;

(2) obtaining an approval by cheating or other unjust means to issue stock or to have its stock to be transacted in the stock exchange site;

(3) issuing stock not in accordance with the form and scope stipulated or selling stock when the prospectus has become invalid;

(4) buying back without approval the stock issued outside.

The stock limited company's directors, supervisors and senior managing persons directly responsible for the activities set forth in the preceding section shall be subjected to warning or a fine from RMB30,000 yuan to 300,000 yuan.

Article 71 In case the securities operation organ violates the provisions of this regulations and has one of the following activities, it shall be subjected to a single penalty or joint penalties of warning, confiscation of illegally obtained stock and other illegal gains and a fine according to the seriousness of the case; for cases of gross violation, it shall be subjected to restriction or suspension of its securities operation business or revocation of its business license of securities operation:

(1) underwriting stock not according to the time, procedure or form stipulated;

(2) issuing stock subscription application form not according to stipulations;

(3) lending clients' stock to others or make it as a collateral;

(4) receiving unreasonable commission and other fees;

(5) buying or selling stock for its own in the name of its client;

(6) embezzling client's margin deposit

(7) in the process of buying and selling stock for clients, sharing the profits or losses with the clients in the transaction of stock, or providing clients with guarantee of avoiding loss;

(8) providing financing for transaction of stock.

The managing persons of the securities operation organ responsible for the activities set forth in the preceding section and the directly responsible persons shall be subjected to a penalty of RMB30,000 yuan to 300,000 yuan.

Article 72 Insiders and other persons who acquire inside information by unjust means violate the provisions of these regulations, disclose inside information, buy or sell stock based on the inside information or make suggestions to others to buy and sell stock shall be subjected to confiscation of illegally acquired stock and other illegal

gains and a penalty of RMB50,000 to 500,000 yuan according to the different cases.

Article 73 The accounting firm, asset appraisal organ or lawyer firm that violates the provisions of this regulations to give out documents having false and seriously misleading contents or gross omissions shall be subjected to a single penalty or joint penalties of warning, confiscation of illegal gains and a fine according to the different cases; for serious cases, it shall be subjected to suspension of doing securities business or revocation of its securities business license.

The certified public accountant, professional assessor or lawyer directly responsible for the activities set forth in the preceding section shall be subjected to warning or a penalty of RMB30,000 yuan to 300,000 yuan; for serious cases, a revocation of the qualification to engage in securities business.

Article 74 Any unit or individual that violates the provisions of this regulations and has one of the following activities shall be subjected to a single penalty or joint penalties of warning, confiscation of illegally acquired stock and other illegal gains and a fine according to the different cases:

(1) carrying on transactions of stock beyond the stock exchange site which is approved by the Securities Commission to deal with securities transactions;
(2) in the process of issue and transaction of stock, giving out false and seriously misleading description or having gross omissions;
(3) manipulating the market price of stock by conspiracy or putting together financial resources, or influencing the issue and transaction of stock by spreading rumors or other means;
(4) fabricating false price of stock by colluding with others, doing fictitious buying and selling without transferring the ownership or actual control of stock;
(5) selling or offering to sell stock not owned to disrupt the stock market order;
(6) extorting or forcibly buying and selling stock or assisting others to buy and sell stock by taking advantage of one's position and power or by other unjust means;
(7) doing transactions on the options and futures of stock and its index without approval;
(8) not performing the liability concerning the report, making open and publishing of related documents and information according to stipulations;
(9) forging, tampering with or destroying business records, accounting books or other documents related to the issue and transaction of stock;
(10) other illegal dealings of the issue and transaction of stock and related activities.

The stock limited company that has the activities set forth in the preceding section shall be subjected to suspension of its qualification of issuing stock if the case is serious; the securities operation organ that has the activities set forth in the preceding section shall be subjected to restriction or suspension of its securities operation business or revocation of its securities operation business license if the case is serious.

Article 75 The penalties stipulated in Article 70, Article 71, Article 72 and Article

74 herein shall be determined by the organ designated by the Securities Commission; the penalty of an important case shall be submitted to the Securities Commission to determine.. The penalty stipulated in Article 73 herein shall be determined by department concerned within its scope of functions and powers.

Article 76 In case the members or the employees of the listing company and stock exchange or other self-discipline management organizations in the securities business violate the provisions of these regulations, they shall be subjected to the administrative penalty according to the stipulation of this regulations; besides, they shall be punished by the stock exchange or other self-discipline management organizations according to the constitution or the self-discipline rules.

Article 77 Those who violate the provisions of these regulations and inflict losses to others shall bear the civil responsibility of indemnity according to law.

Article 78 Those who violate the provisions of these regulations and constitute a crime shall be subjected to criminal responsibility.

Chapter Eight Arbitration of Dispute

Article 79 Should there be any dispute related to the issue and transaction of stock, the parties concerned may apply with the arbitration organ for conciliation or arbitration pursuant to the provision of their agreement.

Article 80 Disputes arisen from the issue and transaction of stock between securities operation organs or between the securities operation organ and stock exchange site shall conciliated or arbitrated by the arbitration organ approved to set up or designated by the Securities Commission.

Chapter Nine Supplementary Articles

Article 81 The implied meaning of the following phrases used in these regulations:

(1) "stock" refers to a transferable written certificate issued by a stock limited company, showing its stockholder shall enjoy rights and bear liabilities according to the shares held.

"stock in the form of bookkeeping note" refers to the written register made by the issuer in the unified form formulated by the Securities Supervision Committee carrying the rights of the stockholders.

"stock in the form of physical note" refers to the written certificate of stock printed by the issuer in a printing organ designated by the Securities Supervision Committee.

(2) "ordinary stock issued outside" refers to the ordinary stock beyond the company's inventory.

(3) "issuing openly" refers to the offer invitation, offer or selling activities made to the public other than the issuer by the issuer through the securities operation

organ.

(4) "underwriting" refers to the activity of the securities operation organ to sell the issuer's stock in the form of exclusive sale or sale by proxy according to agreement.

(5) "underwriting organ" refers to the securities operation organ that sells stock for the issuer in the form of exclusive sale or sale by proxy.

(6) "exclusive sale" refers to a form of underwriting in which the underwriting organ buys all the unsold stock after the conclusion of the term of issue.

(7) "sale by proxy" refers to a form of underwriting in which the underwriting organ sells stock by proxy and returns all the unsold stock to the issuers or the exclusive underwriter.

(8) "publishing" refers to the activity that the documents stipulated by this regulations to be disclosed shall be published in the magazines and newspapers designated by the Securities Supervision Committee.

(9) "making open" refers to the activity that the documents stipulated by this regulations to be disclosed shall be put in the business place of the issuer and the underwriting organ and the office of the Securities Supervision Committee for the reference of investors.

(10) "offer" refers to a verbal or written expression given to a specified person or unspecified person to buy or sell a certain stock.

(11) "offer invitation" refers to an expression suggesting others to make an offer to oneself.

(12) "preacceptance" refers to a preliminary expression that the offeree agrees to accept an offer but it does not constitute a commitment before the expiration of the offer.

(13) "listing company" refers to a stock limited company whose stock has been approved to be transacted in the stock exchange site.

(14) "inside persons" refers to persons that can contact or obtain inside information because they hold issuer's stock or assume the post of director, supervisor, or higher management or because of their social status, managing status, supervision status or professional status or as employee or professional consultant to perform duties.

(15) "inside information" refers to important information which has not been made open and may exert influence on the price of stock but which is known to the issuer, securities operation organ, legal person having the intention of purchasing, securities supervision and administration organ, securities business self-discipline management organization and persons who have close contacts with such organs.

(16) "stock exchange site" refers to the stock exchange approved to carry on the transaction of stock and the securities transaction price reporting system.

(17) "managing persons of securities business" refers to employees in the securities management department and securities business self-discipline management organization.

(18) "persons engaged in securities business" refers to employees in the organs that

are engaged in the issue, transaction and other related businesses.

Article 82 The regulations on the administration of the stock operation organ and the stock exchange shall be formulated separately.

These regulations does not apply to stock held by company's internal employees.

Article 83 The Securities Commission shall be responsible for the interpretation of these regulations.

Article 84 These regulations shall be implemented since the date of promulgation.

中国证券监督管理委员会关于发布《公开发行股票公司信息披露实施细则(试行)》的通知

中国证券监督管理委员会关于发布《公开发行股票公司信息披露实施细则（试行）》的通知

证监上字[1993]43号

1993年6月12日

各省、自治区、直辖市、计划单列市政府证券主管部门，国家有关部委，上海、深圳证券交易所，各上市公司：

为了维护我国证券市场的良好秩序，促进证券业务的健康发展，保护投资者的合法权益和社会公众的基本利益，中国证监会根据国务院《股票发行与交易管理暂行条例》的有关规定，制定了《公开发行股票公司信息披露实施细则（试行）》。现发给你们，请在从事与证券业务有关的工作时，认真执行本细则的规定，并把在执行过程中所遇到的问题转告证监会。

附件：《公开发行股票公司信息披露实施细则（试行）》

公开发行股票公司信息披露实施细则（试行）

第一章　总则

第一条　根据《股票发行与交易管理暂行条例》（以下简称《条例》）和《股份有限公司规范意见》关于上市公司信息披露的规定，制定本细则。

第二条　中国证券监督管理委员会（以下简称证监会）依照法律、法规的规定，监督公开发行股票的公司按照法律、法规的要求披露信息。

第三条　所有在中华人民共和国境内公开发行股票的公司的招股说明书均须在证监会登记注册。凡在证监会登记注册公开发行股票的公司均必须按照本细则的要求披露信息。

除前款外，本细则还适用于持有一个公司5％以上发行在外普通股的法人和收购上市公司的法人。

第四条　股份有限公司公开发行股票、将其股票在证券交易场所交易，必须公开披露的信息包括（但不限于）：

（一）招股说明书；

（二）上市公告书；

（三）定期报告，包括：年度报告和中期报告；

（四）临时报告，包括：重大事件公告和收购与合并公告。

公开披露的信息应当用中文表述；发行B股的公司公开披露信息，如有必要，还应当用英文表述。英译文本的字义和词义与中文本有差异时，以中文本为准。

第五条　公司的全体发起人或者董事必须保证公开披露文件内容没有虚假、严重误导性陈述或重大遗漏，并就其保证承担连带责任。

公开披露文件涉及财务会计、法律、资产评估等事项的，应当由具有从事证券业务资格的会计师事务所、律师事务所和资产评估机构等专业性中介机构审查验证，并出具意见。专业性中介机构及人员必须保证其审查验证的文件的内容没有虚假、严重误导性陈述或者重大遗漏，并且对此承担相应的法律责任。

承销股票的证券经营机构必须对招股说明书内容的真实性、准确性、完整性进行认真查核，保证经其查核的文件内容没有虚假、严重误导性陈述或者重大遗漏，并且对此承担相应的法律责任。

第二章　招股说明书与上市公告书

第六条　股份有限公司发行股票，应当根据《条例》第十五条编制招股说明书，向社会公开披露有关信息。其股票获准在证券交易场所交易时，上市公司应当编制上市公告书，向社会公开披露有关信息。

招股说明书的具体内容与格式见《公开发行股票公司信息披露的内容与格式准则》（以下简称准则）第一号。

第七条　公开发行股票的公司编制完成招股说明书后，应当将经签署的招股说明书和招股说明书概要（具体编制内容见准则第一号）随其他发行申请文件一并报送当地省或计划单列市一级政府或中央企业主管部门。经上述部门批准后，将上述文件一式十二份报送证监会复审。获准公开发行股票后，发行人及其承销商应当在承销期开始前二至五个工作日内将招股说明书概要（一万字左右，对开报纸一整版）刊登在至少一种由证监会指定的全国性报刊上，并将招股说明书放置在发行人公司所在地、拟挂牌交易的证券交易场所、各承销机构及发售网点，供公众查阅，并且在发售网点全文张贴，同时报送证监会十份，以供备案和投资公众查阅。

第八条　在公开发行股票的申请获批准后，且招股说明书失效之前，如果发生不修改招股说明书就会产生误导的事件，发行人与其承销商有责任对招股说明书作出相应的修改。发行人对经证监会复审后的招股说明书（包括招股说明书概要）作出的任何改动，必须在招股说明书（包括招股说明书概要）公布之前报证监会审核。

第九条　公司编制的上市公告书的内容应当符合《条例》第三十四条所列事项以及批准其挂牌交易的证券交易场所上市规则中的有关要求。

上市公告书中载有财务会计资料的，其资产负债表报表日和利润表及其他规定的报表的报告期间终止日距挂牌交易首日不得超过一百八十日，其盈利预测期间自挂牌交易首日起至盈利预测期间终止日，不得少于九十日。

第十条　自发行结束日到挂牌交易首日不超过九十日，或招股说明书尚未失效的，发行人可以编制简要上市公告书。简要上市公告书应当包括《条例》第三十四条（一）、（二）、和（三）的内容，并且应当指明该公司发行该种股票的招股说明书曾于何时刊登在何种报刊的何版上。但如果因编制简要上市公告书而省略的事项在该期间发生重大变化，发行人及其上市推荐人有义务作出说明。

自发行结束日到挂牌交易首日超过九十日、并且招股说明书已失效的，发行人编制上市公告书应当包括《条例》第三十四条的全部内容。

发行人在其股票挂牌交易首日前三个工作日内，应当将简要上市公告书全文或不超过一万字的上市公告书概要刊登在至少一种证监会指定的全国性报刊上，并将上市公告书备置于发行人所在地、拟挂牌交易的证券交易场所、有关证券经营机构及其网点，供公众查阅，同时报送证监会一式十份，以供投资公众查阅。

第十一条　在股票公开发行期间，与发行有关的、应当公开的信息，例如股票认购表抽签结果、交款的地点与时间等，也应在至少一种证监会指定的全国性报刊上及时公告。

第十二条　公开发行股票的公司，如果进行股票配售，其信息披露按照《条例》中新发行股票的有关规定办理。

第三章　定期报告

第十三条　公司应当在每个会计年度中不少于两次向公众提供公司的定期报告。定期报告包括中期报告和年度报告。定期报告的格式和表式执行定期报告的内容与格式准则的规定。在定期报告的内容与格式准则公布前，中期报告的内容应当

包括《条例》第五十八条所列事项，年度报告的内容应当包括《条例》第五十九条所列事项。

第十四条　公司应当于每个会计年度的前六个月结束后六十日内编制完成中期报告。报告完成后应立即向证监会报送十份备案，并将不超过四千字的报告摘要刊登在至少一种证监会指定的全国性报刊上。同时，将中期报告备置于公司所在地、挂牌交易的证券交易场所、有关证券经营机构及其网点，以供投资公众查阅。除特殊情况外，中期报告毋须经会计师事务所审计。

第十五条　公司应当在每个会计年度结束后一百二十日内编制完成年度报告。报告完成后应当立即报送证监会十份备案，并在年度股东会召开之前至少二十个工作日，将不超过五千字的报告摘要刊登在至少一种证监会指定的全国性报刊上，同时将年度报告备置于公司所在地、挂牌交易的证券交易场所、有关证券经营机构及其网点，以供投资公众查阅。

第十六条　凡既发行了社会公众股，又发行了人民币特种股，或在国内、国外交易场所均挂牌交易的公司，其中期报告和年度报告应同时向国内和国外投资者公布。

第四章　临时报告——重大事件公告

第十七条　公司发生重大事件，应当编制重大事件公告书向社会披露。重大事件是指可能对公司的股票价格产生重大影响的事件，包括（但不限于）以下情况：

（一）《条例》第六十条所列事项；

（二）公司章程的变更、注册资金和注册地址的变更；

（三）发生大额银行退票（相当于被退票人流动资金的５％以上）；

（四）公司更换为其审计的会计师事务所；

（五）公司公开发行的债务担保或抵押物的变更或者增减；

（六）股票的二次发行或者公司债到期或购回，可转换公司债依规定转为股份；

（七）公司营业用主要资产的抵押、出售或者报废一次超过该资产的３０％；

（八）发起人或者董事的行为可能依法负有重大损害赔偿责任；

（九）股东大会或者公司监事会议的决定被法院依法撤销；

（十）法院作出裁定禁止对公司有控股权的大股东转让其股份；

（十一）公司的合并或者分立。

前款未作规定但确属可能对公司股票价格产生重大影响的事件也应当视为重大事件。

第十八条　公司在发生无法事先预测的重大事件后一个工作日内，应当向证监会作出报告；同时应当按其挂牌的证券交易场所的规定及时报告该交易场所。公司在重大事件通告书编制完成后，应当立即报送证监会十份供备案，并备置于公司所在地、挂牌交易的证券交易场所、有关证券经营机构及其网点，供公众查阅。

第十九条　公司认为有必要通过新闻媒介披露某一重大事件时，应当在公开该重大事件前向证监会报告其披露方式和内容。如果证监会认为有必要时可对披露时机、方式与内容提出要求，公司应当按照证监会的要求进行披露。

第五章　临时报告——公司收购公告

第二十条　法人发生《条例》第四十七条所列的持股情况时，应当按照证监会制定的准则规定的内容和格式将有关情况刊登在至少一种证监会指定的全国性报刊上。

第二十一条　法人发生《条例》第四十八条所列的持股情况时，除按照该条规定作出报告外，还应当自该条所列事实发生之日起四十五日内向该公司所有股东发出收购公告书，将不超过五千字的收购公告书概要刊登在至少一种证监会指定的全国性报刊上，同时向证监会报送十份供备案，并备置于公司所在地、挂牌交易的证券交易场所、有关证券经营机构及其网点，以供公众查阅。

第二十二条　收购公告书应当包括（但不限于）以下事项：

（一）收购人名称、所在地、所有制性质及收购代理人；

（二）收购人的董事、监事、高级管理人员名单及简要情况；收购人为非股份有限公司者，其主管机构、主要经营管理人员及主要从属和所属机构的情况；

（三）收购人的董事、监事、高级管理人员及其关联公司持有收购人和被收购人股份数量；

（四）持有收购人５％以上股份的股东和最大的十名股东名单及简要情况；

（五）收购价格、支付方式、日程安排（不得少于二十个工作日）及说明；

（六）收购人欲收购股票数量（欲收购量加已持有量不得低于被收购人发行在外普通股的５０％）；

（七）收购人和被收购人的股东的权利和义务；

（八）收购人前三年的资产负债、盈亏概况及股权结构；

（九）收购人在过去十二个月中的其他收购情况；

（十）收购人对被收购人继续经营的计划；

（十一）收购人对被收购人资产的重整计划；
（十二）收购人对被收购人员工的安排计划；
（十三）被收购人资产重估及说明；
（十四）收购后，收购人或收购人与被收购人组成的新公司的章程及有关内部规则；
（十五）收购后，收购人或收购人与被收购人组成的新公司对其关联公司的贷款、抵押及债务担保等负债情况；
（十六）收购人、被收购人各自现有的重大合同及说明；
（十七）收购后，收购人或收购人与被收购人组成的新公司的发展规划和未来一个会计年度的盈利预测；
（十八）证监会要求载明的其他事项。

第六章　其他信息披露

第二十三条　在发生《条例》第六十一条所述情况时，上市公司应当立即在至少相同范围内作出澄清，并将事情的全部情况立即通知证监会和其股票挂牌交易的证券交易场所。

第七章　信息事务管理

第二十四条　公司应当指定专人负责信息披露事务，包括与证监会、证券交易场所、有关证券经营机构、新闻机构等的联系，并回答社会公众提出的问题。公司负责信息披露事务的人员应当将本人姓名、联系地址和邮政编码、办公室电话号码、图文传真号码等信息，以书面形式报告证监会。

第二十五条　公司除应当遵照本细则的各项规定公开披露信息外，还应遵守其股票挂牌交易的证券交易场所关于信息披露的规定。

第二十六条　公司应按照《条例》第六十三条的规定，在证监会指定的全国性报刊中自行选择至少一家披露信息。任何机构与个人不得干预。

公司除在证监会指定的全国性报刊上披露信息外，还可以根据需要在其他报刊上披露信息，但必须保证：

（一）指定报刊不晚于非指定报刊披露信息；
（二）在不同报刊上披露同一信息的文字一致。

第二十七条　公司公开披露信息的各种文件译成英文的，英译文应该刊登在至

少一种证监会指定的英文报刊上。

第八章　附则

第二十八条　凡违反本规定的个人与机构，按照《条例》第七章有关条款处理。

第二十九条　本细则由证监会负责解释。

第三十条　有关地方法规中凡与本细则相抵触的规定，均以本细则为准。

第三十一条　本细则自公布之日起施行。

Translation

Notice for Publicizing "Implementation Detailed Rules on Information Disclosure by Companies with Publicly Issued Stocks (Trial Version)" by Securities Regulatory Commission

On June 12, 1993
By Securities Regulatory Commission

Securities Authorities of All Provinces, Autonomous Regions, Municipalities and Cities with Separate Planning, Relevant Bureaus and Commission of the State, Shanghai and Shenzhen Securities Exchange, All Listed Companies:

In order to safeguard the order of securities market in China, promote the healthy development of securities business, protect the legal rights of the investors and the basic benefit of the general public, China Securities Regulatory Commission formulates this "Implementation Detailed Rules on Information Disclosure by Companies with Publicly Issued Stocks (Trial Version)" in accordance with relevant provisions of "Provisional Regulations on Stock Issuance and Transaction Administration" by the State Council. We hereby send the foregoing to you and you are advised to strictly perform the provisions in this Detailed Rules for relevant securities business and send back the problems encountered in the performance to Securities Regulatory Commission.

Attachment: Implementation Detailed Rules on Information Disclosure by Companies with Publicly Issued Stocks (Trial Version)

Chapter One General Provisions

Article One This Detailed Rules is formulated in accordance with provisions concerning information disclosure of listed companies in "Provisional Regulations on Stock Issuance and Transaction Administration" and "Opinions on Standardizing Stock Companies Limited".

Article Two China Securities Regulatory Commission (hereinafter referred to as Securities Regulatory Commission), by provisions in laws and regulations, supervises the companies with publicly issued stocks in information disclosure according to law and regulations.

Article Three The Explanation to Raising Stock Capital of the companies which publicly issue stocks in the People's Republic of China must be registered at Securities Regulatory Commission. All the companies that have registered at Securities Regulatory Commission for publicly issuing stocks must disclose information according to the requirements in this Detailed Rules.

Apart from the foregoing, this Detailed Rules is also applicable to legal entities that hold over 5% of the common external stocks of a company and legal entities that has purchased a listed company.

Article Four In regard to stock issuance by limited companies and the transaction of stocks in securities exchange, the information that must be disclosed includes (but is not limited to) the following:

(1) Explanation to Raising Stock Capital;
(2) Announcement on Listing;
(3) Regular Reports, including Annual Reports and Medium-term Reports;
(4) Temporary Reports, including Announcements on Major Events, Purchase and Merger Announcements

The information to be disclosed publicly must be in Chinese; companies that have issued B stocks shall also disclose information in English if necessary. Should there be any discrepancies between the English version and the Chinese version, the latter shall prevail.

Article Five Initiators or directors of the company must ensure that the disclosed information does not include any false or severely misleading statements or major omissions and bear related obligations for their guarantee.

Should the publicly disclosed documents be related to financial accounting, law, assets appraisal issues, certified public accountants firms, law firms, assets appraisal organizations and other specialized agencies with securities business qualifications shall examine and verify such documents and issue their opinion. Specialized agencies and their staff must guarantee that the examined and verified documents consist no false or severely misleading statements or major omissions and bear related obligations for their guarantee.

Securities operation organs selling the stocks must carry out careful verification on the truthfulness, accuracy and completeness of the Explanation to Raising Stock Capital, guarantee that the examined and verified documents consist no false or severely misleading statements or major omissions and bear related obligations for their guarantee.

Chapter Two Explanation to Raising Stock Capital and Announcement on Listing

Article Six In regard to stock issuance, limited companies shall compile Explanation to Raising Stock Capital according to Article 15 of the Rules and disclose relevant information to the public. On acquiring approval to transact its stocks at securities

exchange, the listed company shall compile Announcement on Listing and disclose relevant information to the public.

Please see No. 1 in Contents and Format Standard of Information Disclosure by Companies with Publicly Issued Stocks (hereinafter referred to as the Standard) for specific contents and format of Explanation to Raising Stock Capital.

Article Seven After the compiling of Explanation to Raising Stock Capital, the companies with publicly issued stocks shall submit the signed Explanation to Raising Stock Capital and its Summary (see No. 1 in Standard for specific contents) together with other issuance application documents to the local provincial government or municipal government of cities with separate planning or to competent authorities for enterprises in central government. After the approval by the foregoing authorities, the above documents shall be submitted in 12 copies to Securities Regulatory Commission for review. After being approved for issuing stocks publicly, the issuer and the stock seller shall publish the Summary of Explanation to Raising Stock Capital (about 10,000 words, covering a whole page of newspaper) on at least one national newspaper designated by the Securities Regulatory Commission 2 – 5 working days before stock selling, place Explanation to Raising Stock Capital at issuer's company address, securities exchange to handle the transaction, all selling organizations and issuing spots for public reference, display the whole text at issuing spots and submit 10 copies to Securities Regulatory Commission for file and inquiry by investors.

Article Eight After the approval of application for public issuance of stocks and before the expiration of Explanation to Raising Stock Capital, should Explanation to Raising Stock Capital have any misleading factors that require amendments, the issuer and the stock seller shall be responsible for relevant amendments on the Explanation to Raising Stock Capital. Any amendments by the issuer to the Explanation to Raising Stock Capital (including its Summary) re-examined by Securities Regulatory Commission must be submitted to Securities Regulatory Commission for approval upon examination before the publicizing of Explanation to Raising Stock Capital (including its Summary).

Article Nine The contents of Announcement on Listing compiled by the company shall conform to relevant requirements in Article 34 of the Rules and listing rules of the securities exchange which approves its listing.

Should there be financial accounting information in the Announcement on Listing, the date of Balance sheet, Profit Statement and the ending date of other required statements must not be over 180 days before the first day of transaction on listing. Its profit estimation term from the first day of transaction on listing to the closing day of profit estimation must not be below 90 days.

Article Ten Should there be below 90 days between the issuance closing day and the day of transaction on listing, or should the Explanation to Raising Stock Capital be valid, the issuer can compile a brief Announcement on Listing. The brief Announcement on Listing shall include the issues in (1), (2) and (3) of Article 34 of the Rules and shall specify the time of publication and the place of publication concerning the Explanation to Raising Stock Capital for the issuance of said stock by the company. Should the omitted issues in the brief Announcement on Listing undergo major changes during the period, the issuer and the listing recommender have the obligation to explain.

Should there be over 90 days between the issuance closing day and the day of transaction on listing, or should the Explanation to Raising Stock Capital be invalid, the issuer shall include all the contents in Article 34 of the Rules in its Announcement on Listing.

Within 3 working days before the first day of transaction on listing, the issuer shall publish its brief Announcement on Listing or its Announcement on Listing (below 10,000 words) on at least one national newspaper designated by Securities Regulatory Commission, display the Announcement on Listing at issuer's company address, securities exchange to handle the transaction, relevant securities operation organs and their issuing spots for public reference and submit 10 copies to Securities Regulatory Commission for inquiry by investors.

Article Eleven During the public issuance of the stocks, information related to issuance and required to be publicized, e.g. result of stock subscription lot, payment time and place, shall also be timely publicized on at least one national newspaper designated by Securities Regulatory Commission.

Article Twelve Should companies that issue stocks publicly sell stocks on ration, the information disclosure shall conform to relevant provisions concerning newly-issued stocks in the Rules.

Chapter Three Regular Report

Article Thirteen The company shall provide the public with regular report of the company at least twice for each accounting year. The regular report includes medium-term report and annual report. The format and forms of the regular report shall conform to the contents and format in the standard. Before the publicizing of the content and format standard of the regular report, the content in medium-term report shall include the issues in Article 58 of the Rules and the content in annual report shall include the issues in Article 59 of the Rules.

Article Fourteen The company shall compile a medium-term report within 60 days after the completion of the first 6 months of each accounting year. After

completion, the report must be submitted in 10 copies to Securities Regulatory Commission for file without delay; a Summary to the report of less than 4000 words shall also be published on at least on national newspaper designated by Securities Regulatory Commission. At the same time, the medium-term report shall be displayed at issuer's company address, securities exchange to handle the transaction, relevant securities operation organs and their issuing spots for public reference.

Article Sixteen In regard to companies that have issued both public stocks and special RMB stocks, or the companies that have been listed both in domestic and overseas exchange, the medium-term report and annual report shall be publicized to domestic and overseas investors simultaneously.

Chapter Four Temporary Report – Announcement on Major Events

Article Seventeen In case of major events, the company shall compile Announcement on Major Events and disclose such to the public. Major events refer to the events that may have important influence on the price of the company's stocks, including (but not limited to) the following:

(1) Issues in Articles 60 of the Rules;
(2) Amendments to Articles of Association, registered capital and registered address;
(3) Large amounts of dishonored bills by the bank (accounting for over 5% of the current capital);
(4) The company alters the certified public accountants firm for auditing;
(5) Alteration, increase or decrease of guaranty or liability guarantee publicly issued by the company;
(6) The second issuance of the stocks or the maturity or back-purchase of the company debts; transferable company debt turning to stocks according to provisions;
(7) The one-time mortgage, sale or discard of major assets of the company surpasses 30% of the said assets;
(8) The conducts of the initiators or directors may be liable for severe loss compensation according to law;
(9) The resolutions of shareholders' meeting or supervisors' meeting have been discharged by court according to law;
(10) The court has ruled against the major shareholders of the company to transfer their shares;
(11) The merger or separation of the company.

Other events that have not been specified above but may have important influence on the price of the company stocks shall also be counted as major events.

Article Eighteen In case of the occurrence of major events that may not possibly

be foreseen, the company shall report to Securities Regulatory Commission and to its listing securities exchange according to its rules. After compiling Announcement on Major Events, the company shall submit 10 copies to Securities Regulatory Commission for file and display the said announcement at issuer's company address, securities exchange handling the transaction, relevant securities operation organs and their issuing spots for public reference.

Article Nineteen Should the company consider it necessary to disclose certain major events via mass media, it shall report to Securities Regulatory Commission the means and contents of its disclosure before publicizing such major event. Should the Securities Regulatory Commission can make requirements for the time, means and contents of disclosure as it considers necessary and the company shall disclose such according to the requirements of the Securities Regulatory Commission.

Chapter Five Temporary Report – Announcement on Company Purchase

Article Twenty Should any cases concerning shareholding in Article 47 of the rules happen to the legal entities, relevant information shall be published on at least one national newspapers designated by the Securities Regulatory Commission in the format and the form provided in the standards formulated by Securities Regulatory Commission.

Article Twenty-one Should any cases concerning shareholding in Article 48 of the rules happen to the legal entities, apart from making such reports according to provisions in the said rule, an Announcement on Purchase shall be issued to all shareholders within 45 days since the occurrence of such event. An Announcement on Purchase of not more than 5000 words shall be published on at least one national newspapers designated by the Securities Regulatory Commission and the legal entity shall submit 10 copies to Securities Regulatory Commission for file and display the said announcement at issuer's company address, securities exchange handling the transaction, relevant securities operation organs and their issuing spots for public reference.

Article Twenty-two The Announcement on Purchase shall include (but not limited to) the following issues:

(1) Name, address and ownership nature of the purchaser and its agent;
(2) A list and brief of directors, supervisors, senior management staff other purchaser; in case of the purchaser being non-stock company limited, information concerning the competent authority, major management staff and major subordinates and affiliates;
(3) The quantity of stocks of the purchaser and of the company to be purchased held by the directors, supervisors and senior management staff of the purchaser and its affiliates.

(4) A list and brief of the shareholders holding over 5% of the purchaser's stocks and the top ten shareholders;
(5) Price of purchase, payment means, schedule (no less than 20 working days) and explanations;
(6) The quantity of stocks considered to purchase by the purchaser (the quantity considered plus the quantity already held should be no less than 50% of the external common stocks of the company to be purchased.);
(7) The rights and obligations of the shareholders of the purchaser and of the company to be purchased;
(8) The assets and liabilities, loss and profit brief and stock right structure of the purchaser for the past 3 years;
(9) Specifics of other purchases by the purchaser in the past 12 months;
(10) The purchaser's plan for continued operation of the company to be purchased;
(11) The purchaser's plan for assets restructuring of the company to be purchased;
(12) The purchaser's plan for staff arrangement of the company to be purchased;
(13) Assets re-appraisal of the company to be purchased and its explanation;
(14) After purchase, the Articles of the Association and relevant internal rules of the new company formed by the purchaser or by the purchaser and the company purchased;
(15) After purchase, the liability status of the new company formed by the purchaser or by the purchaser and the company purchased, e.g. its guarantee on loan, mortgage and liabilities for its relevant companies;
(16) Major contracts presently held by the purchaser and the company to be purchased and their explanations;
(17) After purchase, the development plan and the profit estimation in the coming accounting year of the new company formed by the purchaser or by the purchaser and the company purchased;
(18) Other issues required to be specified by the Securities Regulatory Commission.

Chapter Six Disclosure of other Information

Article Twenty-three Should any cases in Article 61 of the rules occur, the listed company shall clarify such in at least the same range and report the whole thing to Securities Regulatory Commission and securities exchange which conducts the transaction without delay.

Chapter Seven Management of Information Issues

Article Twenty-four The company shall assign specific personnel to be responsible for information disclosure, including coordinating with Securities Regulatory Commission, relevant securities operation organs and mass media organizations and answering questions raised by the public. The persons in charge of

information disclosure shall report in writing to Securities Regulatory Commission their names, address, postal code, office telephone number, fax number, etc.

Article Twenty-five Apart from disclosing information to the public according to the provisions of this Detailed Rules, the company shall also abide by the provisions concerning information disclosure formulated by securities exchange handling the transaction.

Article Twenty-six The company shall abide by provisions in Article 63 of the Rules and select at least one national newspaper designed by Securities Regulatory Commission for information disclosure. No other organizations or individuals shall intervene.

Apart from disclosing information on national newspaper designated by Securities Regulatory Commission, the company can also disclose information on other newspapers and periodicals if necessary, provided that:

(1) The disclosure on the designated newspaper must not be later than that on non-designated newspapers or periodicals;
(2) The wording concerning the same information disclosed on different newspapers must be identical.

Article Twenty-seven Should the documents for information disclosure be translated into English, the English translation shall be published on at least one English newspaper designated by Securities Regulatory Commission.

Chapter Eight Supplementary Articles

Article Twenty-eight Should any individuals or organizations violate the provisions herein, relevant provisions in Chapter Seven of the Rules shall prevail.

Article Twenty-nine This Detained Rules shall be interpreted by Securities Regulatory Commission.

Article Thirty Should there be any discrepancies between local regulations and this Detailed Rules, this Detailed Rules shall prevail.

Article Thirty-one This Detailed Rules shall take effect upon publicizing.

RECEIVED
2007 FEB -8 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

禁止证券欺诈行为暂行办法

禁止证券欺诈行为暂行办法

1993年8月15日国务院批准　1993年9月2日国务院证券委员会发布

第一条　为禁止证券欺诈行为,维护证券市场秩序,保护投资者的合法权益和社会公共利益,制定本办法。

第二条　本办法所称证券欺诈行为包括证券发行、交易及相关活动中的内幕交易、操纵市场、欺诈客户、虚假陈述等行为。

第三条　禁止任何单位或者个人以获取利益或者减少损失为目的,利用内幕信息进行证券发行、交易活动。

第四条　本办法所称内幕交易包括下列行为:

（一）内幕人员利用内幕信息买卖证券或者根据内幕信息建议他人买卖证券;

（二）内幕人员向他人泄露内幕信息,使他人利用该信息进行内幕交易;

（三）非内幕人员通过不正当的手段或者其他途径获得内幕信息,并根据该信息买卖证券或者建议他人买卖证券;

（四）其他内幕交易行为。

第五条　本办法所称内幕信息是指为内幕人员所知悉的、尚未公开的和可能影响证券市场价格的重大信息。

前款所称重大信息包括:

（一）证券发行人（以下简称“发行人”）订立重要合同,该合同可能对公司的资产、负债、权益和经营成果中的一项或者多项产生显著影响;

（二）发行人的经营政策或者经营范围发生重大变化;

（三）发行人发生重大的投资行为或者购置金额较大的长期资产的行为;

（四）发行人发生重大债务;

（五）发行人未能归还到期重大债务的违约情况;

（六）发行人发生重大经营性或者非经营性亏损;

（七）发行人资产遭受重大损失;

（八）发行人的生产经营环境发生重大变化;

（九）可能对证券市场价格有显著影响的国家政策变化;

（十）发行人的董事长、三分之一以上的董事或者总经理发生变动;

（十一）持有发行人百分之五以上的发行在外的普通股的股东,其持有该种股票的增减变化每达到该种股票发行在外总额的百分之二以上的事实。

（十二）发行人的分红派息、增资扩股计划；
（十三）涉及发行人的重大诉讼事项；
（十四）发行人进入破产、清算状态；
（十五）发行人章程、注册资本和注册地址的变更；
（十六）因发行人无支付能力而发生相当于被退票人流动资金的百分之五以上的大额银行退票；
（十七）发行人更换为其审计的会计师事务所；
（十八）发行人债务担保的重大变更；
（十九）股票的二次发行；
（二十）发行人营业用主要资产的抵押、出售或者报废一次超过该资产的百分之三十；
（二十一）发行人的董事、监事或者高级管理人员的行为可能依法负有重大损害赔偿责任；
（二十二）发行人的股东大会、董事会或者监事会的决定被依法撤销；
（二十三）证券监管部门作出禁止发行人有控股权的大股东转让其股份的决定；
（二十四）发行人的收购或者兼并；
（二十五）发行人的合并或者分立；
（二十六）其他重大信息。
内幕信息不包括运用公开的信息和资料，对证券市场作出的预测和分析。

第六条　本办法所称内幕人员是指由于持有发行人的证券，或者在发行人或者与发行人有密切联系的公司中担任董事、监事、高级管理人员，或者由于其会员地位、管理地位、监督地位和职业地位，或者作为雇员、专业顾问履行职务，能够接触或者获得内幕信息的人员，包括：
（一）发行人的董事、监事、高级管理人员、秘书、打字员，以及其他可以通过履行职务接触或者获得内幕信息的职员；
（二）发行人聘请的律师、会计师、资产评估人员、投资顾问等专业人员，证券经营机构的管理人员、业务人员，以及其他因其业务可能接触或者获得内幕信息的人员；
（三）根据法律、法规的规定对发行人可以行使一定管理权或者监督权的人员，包括证券监督部门和证券交易场所的工作人员，发行人的主管部门和审批机关的工作人员，以及工商、税务等有关经济管理机关的工作人员等；
（四）由于本人的职业地位、与发行人的合同关系或者工作联系，有可能接触或者获得内幕信息的人员，包括新闻记者、报刊编辑、电台主持人以及编排印刷人员等；
（五）其他可能通过合法途径接触到内幕信息的人员。

第七条　禁止任何单位或者个人以获取利益或者减少损失为目的，利用其资金、信息等优势或者滥用职权操纵市场，影响证券市场价格，制造证券市场假象，诱

导或者致使投资者在不了解事实真相的情况下作出证券投资决定，扰乱证券市场秩序。

第八条　前条所称操纵市场行为包括：

（一）通过合谋或者集中资金操纵证券市场价格；

（二）以散布谣言等手段影响证券发行、交易；

（三）为制造证券的虚假价格，与他人串通，进行不转移证券所有权的虚买虚卖；

（四）出售或者要约出售其并不持有的证券，扰乱证券市场秩序；

（五）以抬高或者压低证券交易价格为目的，连续交易某种证券；

（六）利用职务便得，人为地压低或者抬高证券价格；

（七）其他操纵市场的行为。

第九条　禁止任何单位或者个人在证券发行、交易及其相关活动中欺诈客户。

第十条　前条所称欺诈客户行为包括：

（一）证券经营机构将自营业务和代理业务混合操作；

（二）证券经营机构违背代理人的指令为其买卖证券；

（三）证券经营机构不按国家有关法规和证券交易场所业务规则的规定处理证券买卖委托；

（四）证券经营机构不在规定时间内向被代理人提供证券买卖书面确认文件；

（五）证券登记、清算机构不按国家有关法规和本机构业务规则的规定办理清算、交割、过户、登记手续；

（六）证券登记、清算机构擅自将顾客委托保管的证券用作抵押；

（七）证券经营机构以多获取佣金为目的，诱导顾客进行不必要的证券买卖，或者在客户的帐户上翻炒证券；

（八）发行人或者发行代理人将证券出售给投资者时未向其提供招募说明书；

（九）证券经营机构保证客户的交易收益或者允诺赔偿客户的投资损失；

（十）其他违背客户真实意志，损害客户利益的行为。

第十一条　禁止任何单位或者个人对证券发行、交易及其相关活动的事实、性质、前景、法律等事项作出不实、严重误导或者含有重大遗漏的、任何形式的虚假陈述或者诱导、致使投资者在不了解事实真相的情况下作出证券投资决定。

第十二条　前条所称虚假陈述行为包括：

（一）发行人、证券经营机构在招募说明书、上市公告书、公司报告及其他文

件中作出虚假陈述；

（二）律师事务所、会计师事务所、资产评估机构等专业性证券服务机构在其出具的法律意见书、审计报告、资产评估报告及参与制作的其他文件中作出虚假陈述；

（三）证券交易场所、证券业协会或者其他证券业自律性组织作出对证券市场产生影响的虚假陈述；

（四）发行人、证券经营机构、专业性证券服务机构、证券业自律性组织在向证券监管部门提交的各种文件、报告和说明中作出虚假陈述；

（五）在证券发行、交易及其相关活动中的其他虚假陈述。

第十三条　内幕人员和以不正当手段或者其他途径获得内幕信息的其他人员违反本办法，泄露内幕信息、根据内幕信息买卖证券或者建议他人买卖证券的，根据不同情况，没收非法获取的款项和其他非法所得，并处五万元以上五十万元以下的罚款。

内幕人员泄露内幕信息，除按前款的规定予以处罚外，还应当依据国家其他有关规定追究其责任。

第十四条　发行人在发行证券中有内幕交易行为的，根据不同情况，单处或者并处警告、责令退还非法所筹款项、没收非法所得、罚款、停止或者取消其发行证券资格。

第十五条　证券经营机构、证券交易场所以及其他从事证券业的机构有操纵市场行为的，根据不同情况，单处或者并处警告、没收非法所得、罚款、限制或者暂停其（指证券经营机构，下同）证券经营业务、其（指证券交易场所及其他从事证券业的机构，下同）从事证券业务或者撤销其证券经营业务许可、其从事证券业务许可。

第十六条　前条所列以外的机构有操纵市场行为的，根据不同情况，单处或者并处警告、没收非法所得、罚款；已上市的发行人有操纵市场行为，情节严重的，并可以暂停或者取消其上市资格。

第十七条　个人有操纵市场行为的，根据不同情况，没收其非法获取的款项和其他非法所得，并处以五万元以上五十万元以下的罚款。

第十八条　证券经营机构、证券登记或者清算机构以及其他各类从事证券业的

机构有本办法第十条所列行为的，根据不同情况，单处或者并处警告、没收非法所得、罚款、限制或者暂停经营证券业务、其从事证券业务或者撤销其证券经营业务许可、其从事证券业务的许可。

第十九条　证券经营机构、证券登记或者清算机构以及其他各类从事证券业机构有欺诈客户行为的直接责任人，根据不同情况，单处或者并处警告、三万元以上三十万元以下的罚款、撤销其证券经营业务许可、其从事证券业务许可。

第二十条　证券经营机构、专业性证券服务机构有本办法第十二条所列行为的，根据不同情况，单处或者并处警告、没收非法所得、罚款、暂停其证券经营业务、其从事证券业务或者撤销其证券经营业务许可、其从事证券业务许可。

证券交易场所、证券业协会和其他证券业自律性组织有虚假陈述行为的，按照有关规定处罚。

第二十一条　发行人有本办法第十二条所列虚假陈述行为的，根据不同情况，单处或者并处警告、责令退还非法所筹资金、没收非法所得、罚款、暂停或者取消其发行、上市资格。

第二十二条　对与虚假陈述有关的直接责任人员，根据不同情况，单处或者并处警告、没收非法所得、三万元以上三十万元以下的罚款、撤销其从事证券业务的许可或者资格。

第二十三条　实施欺诈客户行为，给投资者造成损失的，应当依法承担赔偿责任。

第二十四条　对违反本办法的单位和个人，中国证券监督管理委员会（以下简称“证监会”）有权进行调查或者会同国家有关部门进行调查；重大案件由国务院证券委员会（以下简称“证券委”）组织调查。

第二十五条　对经调查证明确有违反本办法行为的单位和个人，证监会有权单独实施处罚或者会同国家有关部门实施处罚。证券委指定其他机构处罚的，受指定的机构也可以在职权范围内实施处罚。

多个机构对违反本办法的同一种行为享有处罚权的，实施处罚时应当相互协商，

不得以同一事实和理由重复实施处罚。

第二十六条　对违反本办法的证券管理、监督人员，除依照本办法予以处罚外，证监会有权要求或者建议有关部门依法追究其行政、刑事责任。

第二十七条　社会公众举报证券欺诈行为以及其他证券违法行为，经查证属实的，对举报人给予奖励。

第二十八条　本办法由证券委负责解释。

第二十九条　本办法自公布之日起施行。

Translation

Provisional Measures for Prohibiting Securities Fraud

By Securities Commission,
September 2, 1993

Article One This provisional measures is hereby formulated in order to prohibit securities fraud, safeguard the order of the securities market and protect the legal rights and interests of investors and public interests.

Article Two The securities fraud indicated herein includes the lowdown transaction involved in securities issuance, transaction and other related activities, as well as any actions aimed at manipulating the market, cheating the customers and any false statements.

Article Three Any institution or individual is prohibited to engage in securities issuance and transaction by utilizing lowdown information for institutional or individual profits or for reducing loss.

Article Four The lowdown transaction referred to herein includes the following activities:

(1) The lowdown personnel are engaged in securities transaction or provide others advice related to securities transaction by using lowdown information.
(2) The lowdown personnel disclose lowdown information to others or enable others to carry on lowdown transaction by using such information.
(3) Non-lowdown personnel acquire lowdown information by wrongful or other means and engage in securities transaction or advice others in securities transaction by using such information.
(4) Other activities of lowdown transaction.

Article Five The lowdown information referred to herein means the significant information that is known by the lowdown personnel, yet not publicized and may influence the prices in securities market.

The significant information herein includes the following:

(1) Important contracts signed by the securities issuer (hereinafter referred to as "issuer"); such contracts may have significant influence on the assets, liabilities, rights and interests and operation results of the company.
(2) The operation policies or business scope of the issuer have undergone major changes.
(3) The issuer has made major investments or purchased long-term assets in large amounts.

(4) The issuer has gone under major liabilities.
(5) The issuer fails to pay back major liabilities.
(6) The issuer suffers from major business or non-business losses.
(7) The assets of the issuer suffer from major losses.
(8) The production and business environment of the issuer has undergone major changes.
(9) State policies which may have a major impact on the prices in securities market have undergone changes.
(10) The Chairman of the Board, over 1/3 of the directors or General Manager of the issuer have undergone changes.
(11) The fluctuation of shares by common shareholders who hold over 5% of the external shares of the issuer has reached 2% of the total external shares issued.
(12) The dividend distribution and assets increase plan by the issuer.
(13) Major litigations involving the issuer.
(14) The issuer has gone into bankruptcy or liquidation.
(15) The alteration in the issuer's Articles of Association, registered capital and registered address.
(16) Due to the issuer's insolvency, the dishonored bills from the bank have amounted to over 5% of its current capital.
(17) The issuer has altered the certified public accountants firm which performs auditing for the issuer.
(18) The liability guarantee of the issuer has undergone major changes.
(19) The re-issuance of the shares.
(20) The one-time mortgage, sale or discard of the issuer's major business assets has surpassed the 30% of such assets.
(21) The directors, supervisors or senior administrative officials of the issuer may bear major compensation liabilities.
(22) The decisions by the Shareholders' Meeting, Board of Directors or Supervisors of the issuer have been discharged.
(23) Securities regulatory authority has issued a decision on prohibiting the major shareholders of issuer from transferring its shares.
(24) The acquisition or merger of the issuer.
(25) The consolidation or division of the issuer.
(26) Other significant information

The lowdown information does not include the forecast and analysis of the securities market based on publicized information.

Article Six The lowdown personnel referred to herein means those who have access to lowdown information by holding the securities issued by the issuer, or by being the directors, supervisors and senior administrative officials in the issuer or any companies closely related to the issuer, or by their membership positions, administrative positions, supervision positions and occupational positions, or by

performing their duties as employees or specialist consultants, including:

(1) The directors, supervisors, senior administrative officials, secretary, typist of the issuer and other employees who can have access to lowdown information by performing their duties.
(2) The lawyers, accountants, assets appraisers, investment consultants and other specialists employed by the issuer, the administrative officials and employees of the securities operation institutions, and other people who may have access to lowdown information by performing their duties.
(3) Those who can exercise certain administrative or supervision power over the issuer according to provisions in laws and regulations, including the employees of securities regulatory authority and securities exchange institutions, the employees of issuer's competent authority and examining and approving authority, as well as the employees of industry and commerce authority and economic administrative authority.
(4) Those who may have access to lowdown information because of their occupation, contractual relation with the issuer or working relations, including news reports, periodical editors, radio anchors, printing and typeset personnel, etc.
(5) Other people who may have access to lowdown information through legal means.

Article Seven Any institution or individual is prohibited to manipulate the market, affect the prices in securities market, create false image of securities market, induce investors' investment decision without knowledge of the truth and disturb the order of securities market by using its capital and information advantage or by misuse of its authority for the purpose of gaining profit or decreasing losses.

Article Eight The foregoing activities of manipulating the market include:
(1) manipulating the prices in securities market through conspiracy or concentration of capital;
(2) affecting the issuance and transaction of securities by demagoguery;
(3) conspiring with others in false transaction without transferring the ownership of the securities so as to falsify the prices of securities,
(4) selling or planning to sell securities not actually held so as to disturb the order of securities market;
(5) successively transacting a certain kind of securities so as to raise or discourage the transaction price of the securities;
(6) intentionally discouraging or raising the price of securities by taking advantage of one's position;
(7) other activities that can manipulate the market.

Article Nine Any institution or individual is prohibited to cheat the customers in securities issuance, transaction and other related activities.

Article Ten The foregoing activities that cheat the customers include:

(1) The securities operation institution mixes its own business with agency business.
(2) The securities operation institution disobeys the agent's instruction in doing securities transactions.
(3) The securities operation institution fails to handle securities transaction attorney according to provisions in relevant state laws and securities transaction business rules.
(4) The securities operation institution fails to provide the principal with written confirmation documents of securities transaction within the time prescribed.
(5) The securities registration and liquidation institution fails to handle liquidation, completion, transference and registration procedures according to provisions in relevant state laws and securities transaction business rules.
(6) The securities registration and liquidation institution mortgages the customers' securities kept in its custody without authorization.
(7) For the purpose of gaining more commission, the securities operation institution induces the customer to carry out unnecessary transactions or carries out repeated transactions on the customers' account.
(8) The issuer or issuer's agent fails to provide the investors with subscribing notes on selling the securities.
(9) The securities operation institution guarantees the customers' transaction proceeds or promises to compensate customers for investment losses.
(10) Other activities that go against the customers' true intention and that can harm the customers' rights and interests.

Article Eleven Any institution or individual is prohibited to make any false statement or inducement containing wrong or misleading information or with major information omission concerning the facts, nature, future and legal matters of securities issuance, transaction and other related activities, which can lead to the investors' making decisions without knowing the facts.

Article Twelve The foregoing false statements include:

(1) The false statements made by the issuer and securities operation institution in Explanation of Raising Share Capital, listing announcements, company reports and other documents.
(2) The false statements made by law firms, certified public accountants firms, assets appraisal institutions and other specialized securities service institutions in their legal opinion, auditing reports, assets appraisal reports and other documents.
(3) The false statements made by securities transaction places, securities association and other securities self-disciplinary organizations and which may influence the securities market.
(4) The false statements made by the issuer, securities operation institution,

specialized securities service institution and securities self-disciplinary organizations in the documents, reports and notes submitted to securities regulatory authority.

(5) Other false statements involved in securities issuance, transaction and other related activities.

Article Thirteen Should any lowdown personnel and other people who have obtained lowdown information by wrongful or other means violate the provisions herein by disclosing lowdown information, buying and selling securities or advising others in buying and selling securities according to lowdown information, based on different situations, their illegal gains shall be confiscated and they shall be liable for a fine from RMB50,000 to RMB500,000.

Notwithstanding the above punishment, should any lowdown personnel disclose lowdown information, they shall also be held punishable for their liabilities according to other provisions of the state.

Article Fourteen Should the issuer conduct any act of lowdown transactions, as the case may be, it is subject to any or all of the following: warning, being charged to return illegal revenue, its illegal revenue being confiscated, penalty fine, suspension or termination of its qualifications of issuing securities.

Article Fifteen Should the securities operation institution, securities exchange, and any other institutions engaged in securities business conduct any act of manipulating the market, as the case may be, it is subject to any or all of the following: warning, its illegal revenue being confiscated, penalty fine, restriction or suspension or termination of its (i.e. securities operation institution) license for securities operation, or its (i.e. securities exchange and other institutions engaged in securities business) license for securities business.

Article Sixteen Should the institutions other than those named in the above article conduct any act of manipulating the market, as the case may be, it is subject to any or all of the following: warning, its illegal revenue being confiscated and penalty fine; should any listed issuer conduct any act of manipulating the market and should the case be severe, it is subject to suspension or termination of its qualification as a listed company.

Article Seventeen Should any individual conduct any act of manipulating the market, as the case may be, he is subject to any or all of the following: warning, his illegal revenue and other illegal income being confiscated, and a penalty fine from RMB50,000 yuan to RMB500,000 yuan.

Article Eighteen Should the securities operation institution, securities registration or liquidation institution or any other institution engaged in securities business

conduct any act specified in Article Ten of this measure, as the case may be, it is subject to any or all of the following: warning, its illegal revenue being confiscated and penalty fine, restriction or suspension of its securities operation or securities business, or termination of its license for conducting securities operation business or securities business.

Article Nineteen Should the securities operation institution, securities registration or liquidation institution or any other institution engaged in securities business be the one direct responsible for any act of fraud on the customers, as the case may be, it is subject to any or all of the following: warning, penalty fine from RMB30,000 yuan to RMB300,000 yuan, termination of its license for securities operation business or securities business.

Article Twenty Should the securities operation institution, specialized securities service institution conduct any act specified in Article Twelve herein, as the case may be, it is subject to any or all of the following: warning, its illegal revenue being confiscated, penalty fine, suspension of its securities operation business or its securities business and termination of its license for securities operation business and securities business.

Should the securities exchange, securities association and other securities self-disciplinary organization conduct any act of false statement, penalties in relevant regulations shall be applied.

Article Twenty-one Should the issuer conduct any act of false statement specified in Article Twelve herein, as the case may be, it is subject to any or all of the following: warning, being charged to return its illegal revenue, its illegal revenue being confiscated, penalty fine, suspension or termination of its qualification for issuing securities or its qualification as listed company.

Article Twenty-two Those directly responsible for false statement shall, as the case may be, be subject to any or all of the following: warning, illegal revenue being confiscated, penalty fine from RMB30,000 yuan to RMB300,000 yuan, termination of their license or qualification for securities business.

Article Twenty-three Those who conduct any act of fraud on the customers and have incurred damage shall bear compensation liability according to law.

Article Twenty-four As for the institutions or individuals who have breached provisions herein, China Securities Regulatory Commission (hereinafter referred to as "Securities Regulatory Commission") shall have be entitled to carry out investigation by itself or with relevant state authorities; major cases shall be under the investigation of Securities Commission of the State Council (hereinafter referred to as "Securities Commission").

Article Twenty-five Through investigation, should any institution or individual be confirmed to have breached provisions herein, the Securities Regulatory Commission shall be entitled to execute penalty by itself or together with relevant state authorities. Should the Securities Commission designate other authorities to conduct the penalty, the designated authority may conduct the penalty within its power and function.

Should more than one authority be entitled to conduct penalty over the same act that breaches provisions herein, they shall consult with each other to prevent repeated penalty on the same case and for the same reason.

Article Twenty-six As for the securities administrative or supervision personnel, besides the penalty provided in this measure, the Securities Regulatory Commission shall be entitled to demand or advise relevant authority to hold them for administrative and criminal liabilities.

Article Twenty-seven Should the public disclose any act of securities fraud and other illegal act concerning securities, once the case is confirmed, the prosecutor shall be entitled to rewards.

Article Twenty-eight This document shall be interpreted by the Securities Commission.

Article Twenty-nine This document shall take effect upon its publication.

国务院证券委员会关于发布《股份有限公司境内上市外资股规定的实施细则》的通知

国务院证券委员会关于发布《股份有限公司境内上市外资股规定的实施细则》的通知

(1996 年 5 月 3 日　　证委发[1996]9 号)

各省、自治区、直辖市及计划单列市人民政府，国务院各部委，各直属机构：

根据《国务院关于股份有限公司境内上市外资股的规定》第二十七条，国务院证券委员会制定了《股份有限公司境内上市外资股规定的实施细则》，现予发布。

附：股份有限公司境内上市外资股规定的实施细则

附：

股份有限公司境内上市外资股规定的实施细则

第一章　总　则

第一条　为了加强对股份有限公司境内上市外资股发行、交易及其相关活动的监督和管理，保护投资人的合法权益，根据《国务院关于股份有限公司境内上市外资股的规定》（以下简称《规定》），制定本实施细则。

第二条　境内上市外资股的发行、交易及其相关活动，应当遵守《规定》和本实施细则。
《规定》和本实施细则未作规定的，适用国家其他证券法律、法规的有关规定。

第三条　经国务院证券委员会（以下简称国务院证券委）或由国务院证券委报经国务院批准，股份有限公司（以下简称公司）可以向特定的、非特定的境内上市外资股投资人募集股份，其股票可以在境内证券交易所上市。
前款所称公司，包括已经成立的公司和经批准拟成立的公司。

第二章　发行与上市

第四条　申请首次发行境内上市外资股的公司，应当向省、自治区、直辖市人民政府或者国务院有关企业主管部门提出申请。
省、自治区、直辖市人民政府或者国务院有关企业主管部门对公司申请审查

后，认为符合《规定》所列发行境内上市外资股条件的，可以向国务院证券委推荐，并向国务院证券委报送下列文件：

（一）推荐文件；

（二）公司申请文件；

（三）公司符合《规定》所列发行境内上市外资股条件的说明材料和有关文件；

（四）公司所募资金运用的可行性报告；

（五）经具有从事证券业务资格的中国注册会计师审阅的公司前一年度资产负债表、损益表；

（六）公司当年税后利润预测；

（七）尚未设立公司的，发起人对拟投入公司的资产价值估算意见；

（八）具有承销资格的证券经营机构就公司发行前景所作的分析报告；

（九）国务院证券委要求的其他文件。

第五条　国务院证券委收到本实施细则第四条规定的文件后，会商国务院有关部门选定可以发行境内上市外资股的公司，并将结果通知省、自治区、直辖市人民政府或者国务院有关企业主管部门。

第六条　被选定发行境内上市外资股的公司，应当将《规定》第十一条或第十二条所列文件报经省、自治区、直辖市人民政府或者国务院有关企业主管部门核报中国证券监督管理委员会（以下简称中国证监会）审核。

第七条　已发行境内上市外资股的公司申请再次募集境内上市外资股的（公司向现有股东配股除外），应当将《规定》第十二条所列文件报经省、自治区、直辖市人民政府或者国务院有关企业主管部门核报中国证监会审核。

第八条　如有境外会计师事务所、律师事务所、评估机构等专业机构为公司发行境内上市外资股出具有关专业文件的，公司在根据本实施细则第六条、第七条报送申请文件时，应当将该有关专业文件同时报送。

国家对前款所述机构的资格有要求的，应当符合国家有关规定。

第九条　公司依据本实施细则第六条、第七条报送的文件中，有关承销协议、招股说明书等可以是草签或者是尚未签字、盖章但经有关当事人确认的文件。

第十条　中国证监会对省、自治区、直辖市人民政府或者国务院有关企业主管部门核报的公司申请文件进行审核，经审核同意的，报国务院证券委批准；拟发行

境内上市外资股的面值总额超过三千万美元的，由国务院证券委报经国务院批准。

公司在发行境内上市外资股前，应当向中国证监会报送正式签署的承销协议、招股说明书等，领取批准文件，即可发行境内上市外资股。

第十一条《规定》和本实施细则所称招股说明书，可以是信息备忘录或者其他形式的招股说明材料。

第十二条　公司发行境内上市外资股，应当在境内按照中国有关法律、法规要求的内容、格式和披露方式披露招股说明书；其在境外向投资者提供的招股说明书，除募集行为发生地法律另有规定外，应当按照中国有关法律、法规要求的内容制作和提供。

公司在境内、外提供的招股说明书，在内容上不得相互矛盾，并不得有重大遗漏、严重误导或者虚假陈述。

第十三条　公司向现有股东配股，应当符合中国证监会发布的关于上市公司配股的有关规定。

第十四条　公司根据本实施细则第七条、第十三条报送申请文件时，应当同时报送下列文件：

（一）股东会议通知以及对通知情况的说明；

（二）公司内资股股东和外资股股东出席会议及表决情况。

第十五条　公司在发行计划确定的股份总数内发行境内上市外资股，经国务院证券委批准，可以与包销商在包销协议中约定，在包销数额之外预留不超过该次拟募集境内上市外资股数额百分之十五的股份。预留股份的发行视为该次发行的一部分。

第十六条　境内上市外资股承销期不得超过九十日。

第十七条　境内上市外资股主承销商应当于承销结束后十五日内，向中国证监会提交承销报告及前十名最大境内上市外资股股东名单和所持股份数额。承销报告应当详细说明承销过程和结果。

第十八条　境内证券经营机构因包销业务而持有境内上市外资股，应当向中国证监会报告，并应当遵守有关信息披露的规定。

第十九条　承销协议的订立、履行和争议的解决，应当适用国家法律、法规的有关规定。

第二十条　公司应当在下列文件齐备后七日内报送中国证监会备案：

（一）经二名以上具有从事证券业务资格的中国注册会计师及其所在事务所签字、盖章的关于所募资金的验资报告；

（二）公司营业执照（副本复印件）；

（三）创立大会或股东大会通过的决议和公司章程。

第二十一条　公司发行境内上市外资股，需要向境外证券主管机构申请注册或取得认可的，应当及时将有关申请文件和所取得的注册或认可文件报中国证监会备案。

第二十二条　公司发行的境内上市外资股，可以在证券交易所上市交易。

第二十三条　公司应当遵守其股票上市交易的证券交易所的业务规则。

第三章　交易、登记与结算

第二十四条　买卖境内上市外资股的投资人和境内上市外资股的经纪商，应当遵守证券交易所和证券登记结算机构的业务规则。

第二十五条　买卖境内上市外资股，应当根据证券登记结算机构的有关规定开立境内上市外资股帐户。

第二十六条　境内上市外资股投资人可以委托证券登记结算机构接受的托管机构为其办理境内上市外资股托管业务。

第二十七条　境内上市外资股的股东名册登记、股票存管、过户登记、资金结

算应当由股票上市交易的证券交易所指定的证券登记结算机构进行。

境内上市外资股股东名册为证明境内上市外资股股东持有公司股份的充分证据；但是有相反证据的除外。

第二十八条　经纪商、托管机构可以依照登记结算机构的规定申请成为其境内上市外资股结算会员。

第二十九条　结算会员的境内上市外资股资金清算通过外币专门帐户进行。

第三十条　结算会员应当按照证券登记结算机构的规定缴纳风险基金等有关款项。

第四章　证券经营机构

第三十一条　证券经营机构从事境内上市外资股承销业务，应当具有中国证监会认可的境内上市外资股承销商资格。

第三十二条　境内证券经营机构从事境内上市外资股代理买卖业务，应当具有中国证监会认可的境内上市外资股经纪商资格。

第三十三条　境外证券经营机构可以与境内经纪商签订代理协议，也可以按照证券交易所规定的方式从事境内上市外资股代理买卖业务。

第五章　信息披露

第三十四条　除《规定》和本实施细则另有规定外，发行境内上市外资股的公司应当遵守国家有关法律、法规和中国证监会发布的有关公司信息披露的规定。公司还应当遵守证券交易所有关上市公司信息披露的规定。

第三十五条　公司根据《规定》第十七条需要提供外文译本时，应当保证外文文本的准确性。中文文本、外文文本发生歧义时，以中文文本为准。

第三十六条　公司在中期报告、年度报告中，除应当提供按中国会计准则编制的财务报告外，还可以提供按国际会计准则或者境外主要募集行为发生地会计准则

调整的财务报告。如果按两种会计准则提供的财务报告存在重要差异，应当在财务报告中加以说明。

公司按国际会计准则或者境外主要募集行为发生地会计准则调整的年度财务报告，应当经过会计师事务所审计。

公司可以聘请符合国家规定或要求的境外会计师事务所对本条第一款所述按国际会计准则或者境外主要募集行为发行审阅或审计；但是在境内披露有关公司财务报告的审阅或审计报告时，应当由中国注册会计师及其所在事务所签署。

第三十七条　公司披露信息时，应当在境内外报刊上或者以其他中国证监会允许的信息披露方式向境内外投资人同时披露，披露内容原则上应当一致。

招股说明书的披露按本实施细则第十二条的规定办理。

第三十八条　任何境内上市外资股股东直接或者间接持有境内上市外资股股份达到公司普通股总股本的百分之五时，应当自该事实发生之日起三个工作日内向中国证监会、证券交易所和公司作出报告并公告，说明其持股情况和意图；并在其持有该股票的增减变化每达到该公司普通股总股本的百分之二时，作出类似的报告和公告。

境内上市外资股股东在作出前款规定的报告和公告之前及当日，不得再行直接或者间接买卖该种股票。

第六章　会计、审计

第三十九条　公司应当按照《企业会计准则》及国家其他有关财务会计法规、规定进行会计核算和编制财务报告，并根据《规定》第十四条聘请具有从事证券业务资格的中国注册会计师及其所在的境内事务所进行审计或者复核。

第四十条　公司分配股利前，应当按国家有关规定计提法定公积金和法定公益金。公司在分配股利时，所依据的税后可分配利润根据下列两个数据按孰低原则确定：

（一）经会计师事务所审计的根据中国会计准则编制的财务报表中的累计税后可分配利润数；

（二）以中国会计准则编制的、已审计的财务报表为基础，按照国际会计准则或者境外主要募集行为发生地会计准则调整的财务报表中的累计税后可分配利润数。

第四十一条　境内上市外资股股利的外汇折算率的确定，由公司章程或者股东

大会决议规定。如果公司章程或者股东大会决议未作出规定，应当按股东大会决议日后的第一个工作日的中国人民银行公布的所涉外汇兑人民币的中间价计算。

第四十二条　公司除应当聘请具有从事证券业务资格的境内会计师事务所外，还可以根据需要聘请符合国家规定的境外会计师事务所对其财务报告进行审计或审阅。

第四十三条　公司聘用、解聘或者不再续聘会计师事务所，由股东大会作出决定，并报中国证监会备案。

公司聘用会计师事务所的聘期，自公司本次股东年会结束时起到下次股东年会结束时止。

经批准拟设立的公司发行境内上市外资股时，会计师事务所的聘用决定由公司主要发起人或者改组设立公司的原有企业作出。

第四十四条　公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。

会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情事。

第七章　附　则

第四十五条　境内上市外资股股东与公司之间，境内上市外资股股东与公司董事、监事、经理和其他高级管理人员之间，境内上市外资股股东与内资股股东之间发生的与公司章程规定的内容以及公司其他事务有关的争议，适用中华人民共和国法律。

第四十六条　经国务院确定的计划单列市人民政府比照适用《规定》和本实施细则关于省、自治区、直辖市人民政府的规定。

第四十七条　中国证监会可以依据本实施细则制定专项规定。

第四十八条　本实施细则于《规定》施行之日起同时施行。

State Council, Listing of Foreign Investment Shares Inside China by a Company Limited by Shares Provisions

Ref no: 189/1995.12.25

(Passed by the State Council on 2 November 1995, promulgated on and effecitve as of 25 December 1995.)

Article 1: These Provisions are formulated in accordance with relevant stipulations of the *PRC, Company Law* (hereafter, "the Company Law" in order to govern the issue and trading of foreign investment shares listed inside China by companies limited by shares, and to protect the lawful rights and interests of investors.

Article 2: Subject to the approval of the State Council Securities Commission, a company limited by shares (hereafter "a Company" may issue foreign investment shares to be listed inside China. However, where the total par value of the proposed issue of foreign investment shares to be listed inside China exceeds US$30 million, the State Council Securities Commission shall report to the State Council for approval.

For the purposes of the preceding paragraph, an issue of foreign investment shares to be listed inside China by a Company shall include the issue of foreign investment shares to be listed inside China for the establishment of a Company by means of a share offer and the issue of foreign investment shares to be listed inside China by a Company that increases its capital.

The total amount of foreign investment shares listed inside China that the State Council Securities Commission permits to be issued shall be kept within the total volume determined by the State.

Article 3: The foreign investment shares listed inside China that are issued by a Company shall be registered shares, denominated in *Renminbi*, subscribed for, bought and sold in a foreign currency, and listed and traded on securities exchanges inside China.

The shares issued to investors inside China (hereafter, "Domestic Investment Shares" by a Company that issues foreign investment shares listed inside China shall be registered shares.

Article 4: Investors in foreign investment shares listed inside China shall only include:

1. foreign natural persons, legal persons and other organizations;

2. natural persons, legal persons and other organizations from China Hong Kong, Macao and Taiwan;
3. Chinese citizens that are residing abroad; and
4. such other investors in foreign investment shares listed inside China as specified by the State Council Securities Commission.

When an investor in foreign investment shares listed inside China buys, sells or subscribes for such shares, he shall provide valid documents in support of his status and qualifications as an investor.

Article 5: A shareholder holding foreign investment shares listed inside China shall enjoy equal rights and perform equal obligations as a shareholder holding the same type of Domestic Investment Shares shall do in accordance with the Company Law.

A Company may stipulate specific stipulations in its articles of association with respect to special matters concerning the exercise of rights and performance of obligations by a shareholder.

Article 6: The articles of association of a Company shall be binding on the Company and the Company's directors, supervisors, manager and other senior management personnel.

The directors, supervisors, manager and other senior management personnel of a Company shall have an obligation of showing good faith and diligence to the Company.

For the purposes of the first and second paragraphs hereof, the term "other senior management personnel" shall include a Company's person in charge of financial affairs, secretary to the board of directors and such other persons as specified in the Company's articles of association.

Article 7: The State Council Securities Commission and its supervision and administration enforcement organization, the China Securities Regulatory Commission (hereafter, "CSRC") shall administer and supervise the issue and trading of, as well as activities in connection with, foreign investment shares listed inside China in accordance with laws and administrative regulations.

Article 8: When applying for approval to issue foreign investment shares listed inside China for the establishment of a Company by means of a share offer, the following requirements shall be met:

1. the application of the proceeds raised is in line with State industrial policy;
2. the State's regulations concerning the approval of project proposals for fixed asset investment is complied with;
3. the State's regulations concerning the use of foreign investment is complied with;
4. the total share capital subscribed for by the sponsors is no less than 35% of the total share capital that the Company intends to issue;
5. the total amount of the sponsors' capital contributions is no less than *Rmb* 150 million;

6. the number of shares to be issued to the public accounts for more than 25% of the total number of shares of the Company; where the total share capital to be issued exceeds *Rmb* 400 million, the ratio of shares that the Company intends to issue to the public is more than 15%;
7. with respect to an existing enterprise restructured into a Company, or a State-owned enterprise acting as the main sponsor of a Company, it must not have committed any material illegal acts during the last three years;
8. with respect to an existing enterprise restructured into a Company, or a State-owned enterprise acting as the main sponsor of a Company, it must have profits for the last three consecutive years; and
9. such other requirements as specified by the State Council Securities Commission.

Article 9: Where a Company applies for approval to issue foreign investment shares listed inside China in order to increase its capital, it shall also comply with the following requirements in addition to Items (1), (2) and (3) of Article 8 hereof:

1. the shares in the last issue by the Company have been fully subscribed for, the application of the proceeds raised was in line with the purposes determined at the time of the share offer, and the application of the proceeds brought about good results;
2. the Company's total net asset value is not less than *Rmb* 150 million;
3. the Company has not committed any material illegal acts during the period between the last share issue and the current application;
4. the Company has profits for the last three consecutive years. A Company that was established by means of restructuring an existing enterprise or requiring a State-owned enterprise to act as the main sponsor can count its consecutive profits; and
5. such other requirements as specified by the State Council Securities Commission.

Where a Company established by means of sponsorship applies for approval to issue foreign investment shares to be listed inside China in order to increase its capital for the first time, it shall additionally comply with Item (6) of Article 8 hereof.

Article 10: Applications for approval to issue foreign investment shares to be listed inside China shall be handled according to the following procedures:

1. the sponsor or the Company submits an application to the People's Government of the province, autonomous region or centrally-governed municipality, or the relevant State Council department in charge of the enterprise, whereupon such government or

department makes a recommendation to the State Council Securities Commission;
2. the State Council Securities Commission, in consultation with the relevant departments of the State Council, selects the Company that may issue foreign investment shares to be listed inside China;
3. the selected Company submit the documents listed in Articles 11 and 12 hereof to the CSRC for examination; and
4. the Company may issue foreign investment shares to be listed inside China only after its requirements have been examined and approved by the CSRC and reported to the State Council Securities Commission for approval, or approved by the State Council pursuant to the first paragraph of Article 2 hereof

Article 11: When applying for approval to issue foreign investment shares to be listed inside China for the establishment of a Company by means of a share offer, the following documents shall be submitted to the CSRC:

1. an application;
2. the sponsor's name, number of shares subscribed for, type of capital contribution and capital verification report;
3. the resolution adopted at a sponsors' meeting on the consent to a public issue of foreign investment shares to be listed inside China;
4. the approval documents for the establishment of the Company issued by a department authorized by the State Council or issued by the People's Government of the province, autonomous region or centrally-governed municipality;
5. the recommendation documents of the People's Government of the province, autonomous region or centrally-governed municipality, or of the relevant State Council department in charge of the enterprise;
6. the "Notice of Pre-approval of Enterprise Name" issued by the company registry;
7. the draft articles of association of the Company;
8. the prospectus;
9. a feasibility study report on the application of funds; if the proceeds are to be used for a fixed asset investment project that requires examination and approval of the project proposal, the documents of relevant authorities on the approval of the proposal for the fixed asset investment project must be provided as well;
10. the financial reports of the original enterprise or the State-owned enterprise as the Company's main sponsor for the last three years, audited by a registered accountant and his firm, and an audit report signed and sealed by more than two registered accountants and their firms;
11. an asset appraisal report signed and sealed by more than two professional appraisers and their organizations; if State-owned assets

are involved, confirmation documents and approval documents on State-owned equity issued by the administration department of State-owned assets must be provided as well;

12. a legal opinion on relevant issues signed and sealed by more than two lawyers and their firms;

13. an underwriting proposal and underwriting agreement on the share issue; and

14. such other documents as required by the CSRC to be provided.

Article 12: Where a Company applies for approval to issue foreign investment shares to be listed inside China in order to increase its capital, it shall submit the following documents to the CSRC:

1. an application;
2. the resolution at a shareholders' general meeting on the consent to a public issue of foreign investment shares to be listed inside China;
3. the approval documents on the issue of new shares to increase capital issued by a department authorized by the State Council or issued by the People's Government of the province, autonomous region or centrally-governed municipality;
4. the recommendation documents of the People's Government of the province, autonomous region or centrally-governed municipality or of the relevant State Council department in charge of the enterprise;
5. the business license of the Company issued by the company registry;
6. the articles of association of the Company;
7. the prospectus:
8. a feasibility study report on the application of funds; if the proceeds are to be used for a fixed asset investment project that requires examination and approval of the project proposal, the documents of relevant authorities on the approval of the proposal for the fixed asset investment project must be provided as well;
9. the financial reports of the Company for the last three years, audited by a registered accountant and his firm, and an audit report signed and sealed by more than two registered accountants and their firms;
10. a legal opinion on relevant issues signed and sealed by more than two lawyers and their firms;
11. an underwriting proposal and underwriting agreement on the share issue; and
12. such other documents as required by the CSRC to be provided.

Article 13: The interval between a Company's issue of foreign investment shares to be listed inside China and issue of Domestic Investment Shares may be less than 12 months.

Article 14: A Company shall appoint registered accountants and their firms that comply with State regulations to audit or review its financial reports.
Article 15: A Company shall practice accounting and prepare financial reports in accordance with relevant State regulations.
Where corresponding changes are made to financial reports disclosed by a Company to investors in foreign investment shares listed inside China in accordance with the accounting rules of other countries or regions, an explanation of the relevant differences shall be given.
Article 16: A Company that issues foreign investment shares to be listed inside China shall disclose information to the public according to law and shall include specific provisions in its articles of association with respect to matters such as the place and method of information disclosure.
Article 17: Information disclosure documents of a Company that issues foreign investment shares to be listed inside China shall be prepared in Chinese. Where a foreign language translation version needs to be provided, a translation version of a foreign language in general use shall be provided. In the event of any discrepancy between the Chinese language version and the foreign language version, the Chinese language version shall prevail.
Article 18: To issue foreign investment shares to be listed inside China, a Company shall appoint, as its lead underwriter or one of its lead underwriters, a securities business organization inside China whose establishment was approved by the People's Bank of China according to law and which was authorized by the CSRC.
Article 19: A Company that issues foreign investment shares to be listed inside China shall open a foreign exchange account with a bank inside China that is qualified to engage in foreign exchange business. The opening of a foreign exchange account by a Company shall be handled in accordance with the relevant exchange control regulations of the State.
The lead underwriter for foreign investment shares to be listed inside China shall transfer the proceeds to the foreign exchange account of the Company that issued such shares within the time limit stipulated in the underwriting agreement.
Article 20: Sales and purchase of foreign investment shares listed inside China by an agent shall be carried out by securities business organizations whose establishment was approved by the People's Bank of China according to law and which were authorized by the CSRC.
Article 21: A shareholder of foreign investment shares listed inside China may entrust a proxy with exercising his shareholder's rights on his behalf. When exercising a shareholder's rights, a proxy shall provide valid documents attesting to his qualifications as a proxy.
Article 22: A beneficial owner of foreign investment shares listed inside China may register his shares under the name of a nominal holder.
The beneficial owner of foreign investment shares listed inside China shall disclose information about changes in his shareholding according to law.

Article 23: The trading, custody, clearing, settlement, transfer and registration of foreign investment shares listed inside China shall be carried out in accordance with the laws, administrative regulations and relevant stipulations of the State Council Securities Commission.

Article 24: Subject to the approval of the State Council Securities Commission, foreign investment shares listed inside China or their derivative forms may be circulated and transferred outside China.

For the purposes of the preceding paragraph, the term "derivative forms" shall mean share warrants and depository certificates of shares outside China.

Article 25: Dividends paid and other payments made by a Company to shareholders of foreign investment shares listed inside China shall be calculated and declared in *Renminbi* and paid in a foreign currency.

Management of the foreign currency capital raised by a Company, and the foreign currency required by a Company for paying dividends and making other payments shall be handled in accordance with the relevant exchange control regulations of the State.

Where the articles of association of a Company provide for conversion into a foreign currency to make payments to shareholders by another organization on behalf of the Company, the matter may be handled in accordance with the Company's articles of association.

Article 26: Dividends and other gains from foreign investment shares listed inside China may be remitted out of China after payment of tax thereon according to law

Article 27: The State Council Securities Commission may formulate implementing rules on the basis of these Provisions.

Article 28: These Provisions shall be effective as of the date of promulgation. The *Shanghai Municipality, Administration of Renminbi-denominated Special Shares Procedures* promulgated by the People's Bank of China and the Shanghai Municipal People's Government on 22 November 1991 and the *Shenzhen Municipality, Administration of Renminbi-denominated Special Shares Tentative Procedures* promulgated by the People's Bank of China and the Shenzhen Municipal People's Government on 5 December 1991 shall be repealed at the same time.

中华人民共和国证券法(2005年修订)

中华人民共和国证券法(2005年修订)

主席令[2005]第43号

2005年10月27日

《中华人民共和国证券法》已由中华人民共和国第十届全国人民代表大会常务委员会第十八次会议于2005年10月27日修订通过，现将修订后的《中华人民共和国证券法》公布，自2006年1月1日起施行。

中华人民共和国主席　胡锦涛

中华人民共和国证券法

（1998年12月29日第九届全国人民代表大会常务委员会第六次会议通过（空一格）根据2004年8月28日第十届全国人民代表大会常务委员会第十一次会议《关于修改〈中华人民共和国证券法〉的决定》修正（空一格）2005年10月27日第十届全国人民代表大会常务委员会第十八次会议修订）

目 录

第十二章 附 则

第一章 总 则

第一条 为了规范证券发行和交易行为，保护投资者的合法权益，维护社会经济秩序和社会公共利益，促进社会主义市场经济的发展，制定本法。

第二条 在中华人民共和国境内，股票、公司债券和国务院依法认定的其他证券的发行和交易，适用本法；本法未规定的，适用《中华人民共和国公司法》和其他法律、行政法规的规定。

政府债券、证券投资基金份额的上市交易，适用本法；其他法律、行政法规有特别规定的，适用其规定。

证券衍生品种发行、交易的管理办法，由国务院依照本法的原则规定。

第三条 证券的发行、交易活动，必须实行公开、公平、公正的原则。

第四条 证券发行、交易活动的当事人具有平等的法律地位，应当遵守自愿、有偿、诚实信用的原则。

第五条 证券的发行、交易活动，必须遵守法律、行政法规；禁止欺诈、内幕交易和操纵证券市场的行为。

第六条 证券业和银行业、信托业、保险业实行分业经营、分业管理，证券公司与银行、信托、保险业务机构分别设立。国家另有规定的除外。

第七条 国务院证券监督管理机构依法对全国证券市场实行集中统一监督管理。

国务院证券监督管理机构根据需要可以设立派出机构，按照授权履行监督管理职责。

第八条 在国家对证券发行、交易活动实行集中统一监督管理的前提下，依法设立证券业协会，实行自律性管理。

第九条 国家审计机关依法对证券交易所、证券公司、证券登记结算机构、证券监督管理机构进行审计监督。

第二章 证券发行

第十条 公开发行证券，必须符合法律、行政法规规定的条件，并依法报经国务院证券监督管理机构或者国务院授权的部门核准；未经依法核准，任何单位和个人不得公开发行证券。

有下列情形之一的，为公开发行：

（一）向不特定对象发行证券；

（二）向累计超过二百人的特定对象发行证券；

（三）法律、行政法规规定的其他发行行为。

非公开发行证券，不得采用广告、公开劝诱和变相公开方式。

第十一条 发行人申请公开发行股票、可转换为股票的公司债券，依法采取承销方式的，或者公开发行法律、行政法规规定实行保荐制度的其他证券的，应当聘请具有保荐资格的机构担任保荐人。

保荐人应当遵守业务规则和行业规范，诚实守信，勤勉尽责，对发行人的申请文件和信息披露资料进行审慎核查，督导发行人规范运作。

保荐人的资格及其管理办法由国务院证券监督管理机构规定。

第十二条 设立股份有限公司公开发行股票，应当符合《中华人民共和国公司法》规定的条件和经国务院批准的国务院证券监督管理机构规定的其他条件，向国务院证券监督管理机构报送募股申请和下列文件：

（一）公司章程；

（二）发起人协议；

（三）发起人姓名或者名称，发起人认购的股份数、出资种类及验资证明；

（四）招股说明书；

（五）代收股款银行的名称及地址；

（六）承销机构名称及有关的协议。

依照本法规定聘请保荐人的，还应当报送保荐人出具的发行保荐书。

法律、行政法规规定设立公司必须报经批准的，还应当提交相应的批准文件。

第十三条 公司公开发行新股，应当符合下列条件：

（一）具备健全且运行良好的组织机构；

（二）具有持续盈利能力，财务状况良好；
（三）最近三年财务会计文件无虚假记载，无其他重大违法行为；
（四）经国务院批准的国务院证券监督管理机构规定的其他条件。
上市公司非公开发行新股，应当符合经国务院批准的国务院证券监督管理机构规定的条件，并报国务院证券监督管理机构核准。

第十四条　公司公开发行新股，应当向国务院证券监督管理机构报送募股申请和下列文件：
（一）公司营业执照；
（二）公司章程；
（三）股东大会决议；
（四）招股说明书；
（五）财务会计报告；
（六）代收股款银行的名称及地址；
（七）承销机构名称及有关的协议。
依照本法规定聘请保荐人的，还应当报送保荐人出具的发行保荐书。

第十五条　公司对公开发行股票所募集资金，必须按照招股说明书所列资金用途使用。改变招股说明书所列资金用途，必须经股东大会作出决议。擅自改变用途而未作纠正的，或者未经股东大会认可的，不得公开发行新股，上市公司也不得非公开发行新股。

第十六条　公开发行公司债券，应当符合下列条件：
（一）股份有限公司的净资产不低于人民币三千万元，有限责任公司的净资产不低于人民币六千万元；
（二）累计债券余额不超过公司净资产的百分之四十；
（三）最近三年平均可分配利润足以支付公司债券一年的利息；
（四）筹集的资金投向符合国家产业政策；
（五）债券的利率不超过国务院限定的利率水平；
（六）国务院规定的其他条件。
公开发行公司债券筹集的资金，必须用于核准的用途，不得用于弥补亏损和非生产性支出。
上市公司发行可转换为股票的公司债券，除应当符合第一款规定的条件外，还应当符合本法关于公开发行股票的条件，并报国务院证券监督管理机构核准。

第十七条　申请公开发行公司债券，应当向国务院授权的部门或者国务院证券监督管理机构报送下列文件：

（一）公司营业执照；
（二）公司章程；
（三）公司债券募集办法；
（四）资产评估报告和验资报告；
（五）国务院授权的部门或者国务院证券监督管理机构规定的其他文件。
依照本法规定聘请保荐人的，还应当报送保荐人出具的发行保荐书。

第十八条　有下列情形之一的，不得再次公开发行公司债券：
（一）前一次公开发行的公司债券尚未募足；
（二）对已公开发行的公司债券或者其他债务有违约或者延迟支付本息的事实，仍处于继续状态；
（三）违反本法规定，改变公开发行公司债券所募资金的用途。

第十九条　发行人依法申请核准发行证券所报送的申请文件的格式、报送方式，由依法负责核准的机构或者部门规定。

第二十条　发行人向国务院证券监督管理机构或者国务院授权的部门报送的证券发行申请文件，必须真实、准确、完整。
为证券发行出具有关文件的证券服务机构和人员，必须严格履行法定职责，保证其所出具文件的真实性、准确性和完整性。

第二十一条　发行人申请首次公开发行股票的，在提交申请文件后，应当按照国务院证券监督管理机构的规定预先披露有关申请文件。

第二十二条　国务院证券监督管理机构设发行审核委员会，依法审核股票发行申请。
发行审核委员会由国务院证券监督管理机构的专业人员和所聘请的该机构外的有关专家组成，以投票方式对股票发行申请进行表决，提出审核意见。
发行审核委员会的具体组成办法、组成人员任期、工作程序，由国务院证券监督管理机构规定。

第二十三条　国务院证券监督管理机构依照法定条件负责核准股票发行申请。核准程序应当公开，依法接受监督。
参与审核和核准股票发行申请的人员，不得与发行申请人有利害关系，不得直接或者间接接受发行申请人的馈赠，不得持有所核准的发行申请的股票，不得私下

与发行申请人进行接触。

国务院授权的部门对公司债券发行申请的核准，参照前两款的规定执行。

第二十四条　国务院证券监督管理机构或者国务院授权的部门应当自受理证券发行申请文件之日起三个月内，依照法定条件和法定程序作出予以核准或者不予核准的决定，发行人根据要求补充、修改发行申请文件的时间不计算在内；不予核准的，应当说明理由。

第二十五条　证券发行申请经核准，发行人应当依照法律、行政法规的规定，在证券公开发行前，公告公开发行募集文件，并将该文件置备于指定场所供公众查阅。

发行证券的信息依法公开前，任何知情人不得公开或者泄露该信息。

发行人不得在公告公开发行募集文件前发行证券。

第二十六条　国务院证券监督管理机构或者国务院授权的部门对已作出的核准证券发行的决定，发现不符合法定条件或者法定程序，尚未发行证券的，应当予以撤销，停止发行。已经发行尚未上市的，撤销发行核准决定，发行人应当按照发行价并加算银行同期存款利息返还证券持有人；保荐人应当与发行人承担连带责任，但是能够证明自己没有过错的除外；发行人的控股股东、实际控制人有过错的，应当与发行人承担连带责任。

第二十七条　股票依法发行后，发行人经营与收益的变化，由发行人自行负责；由此变化引致的投资风险，由投资者自行负责。

第二十八条　发行人向不特定对象公开发行的证券，法律、行政法规规定应当由证券公司承销的，发行人应当同证券公司签订承销协议。证券承销业务采取代销或者包销方式。

证券代销是指证券公司代发行人发售证券，在承销期结束时，将未售出的证券全部退还给发行人的承销方式。

证券包销是指证券公司将发行人的证券按照协议全部购入或者在承销期结束时将售后剩余证券全部自行购入的承销方式。

第二十九条　公开发行证券的发行人有权依法自主选择承销的证券公司。证券公司不得以不正当竞争手段招揽证券承销业务。

第三十条　证券公司承销证券，应当同发行人签订代销或者包销协议，载明下列事项：

（一）当事人的名称、住所及法定代表人姓名；
（二）代销、包销证券的种类、数量、金额及发行价格；
（三）代销、包销的期限及起止日期；
（四）代销、包销的付款方式及日期；
（五）代销、包销的费用和结算办法；
（六）违约责任；
（七）国务院证券监督管理机构规定的其他事项。

第三十一条　证券公司承销证券，应当对公开发行募集文件的真实性、准确性、完整性进行核查；发现有虚假记载、误导性陈述或者重大遗漏的，不得进行销售活动；已经销售的，必须立即停止销售活动，并采取纠正措施。

第三十二条　向不特定对象公开发行的证券票面总值超过人民币五千万元的，应当由承销团承销。承销团应当由主承销和参与承销的证券公司组成。

第三十三条　证券的代销、包销期限最长不得超过九十日。

证券公司在代销、包销期内，对所代销、包销的证券应当保证先行出售给认购人，证券公司不得为本公司预留所代销的证券和预先购入并留存所包销的证券。

第三十四条　股票发行采取溢价发行的，其发行价格由发行人与承销的证券公司协商确定。

第三十五条　股票发行采用代销方式，代销期限届满，向投资者出售的股票数量未达到拟公开发行股票数量百分之七十的，为发行失败。发行人应当按照发行价并加算银行同期存款利息返还股票认购人。

第三十六条　公开发行股票，代销、包销期限届满，发行人应当在规定的期限内将股票发行情况报国务院证券监督管理机构备案。

第三章　证券交易

第一节　一般规定

第三十七条　证券交易当事人依法买卖的证券，必须是依法发行并交付的证券。

非依法发行的证券，不得买卖。

第三十八条　依法发行的股票、公司债券及其他证券，法律对其转让期限有限制性规定的，在限定的期限内不得买卖。

第三十九条　依法公开发行的股票、公司债券及其他证券，应当在依法设立的证券交易所上市交易或者在国务院批准的其他证券交易场所转让。

第四十条　证券在证券交易所上市交易，应当采用公开的集中交易方式或者国务院证券监督管理机构批准的其他方式。

第四十一条　证券交易当事人买卖的证券可以采用纸面形式或者国务院证券监督管理机构规定的其他形式。

第四十二条　证券交易以现货和国务院规定的其他方式进行交易。

第四十三条　证券交易所、证券公司和证券登记结算机构的从业人员、证券监督管理机构的工作人员以及法律、行政法规禁止参与股票交易的其他人员，在任期或者法定限期内，不得直接或者以化名、借他人名义持有、买卖股票，也不得收受他人赠送的股票。

任何人在成为前款所列人员时，其原已持有的股票，必须依法转让。

第四十四条　证券交易所、证券公司、证券登记结算机构必须依法为客户开立的账户保密。

第四十五条　为股票发行出具审计报告、资产评估报告或者法律意见书等文件的证券服务机构和人员，在该股票承销期内和期满后六个月内，不得买卖该种股票。

除前款规定外，为上市公司出具审计报告、资产评估报告或者法律意见书等文件的证券服务机构和人员，自接受上市公司委托之日起至上述文件公开后五日内，不得买卖该种股票。

第四十六条　证券交易的收费必须合理，并公开收费项目、收费标准和收费办法。

证券交易的收费项目、收费标准和管理办法由国务院有关主管部门统一规定。

第四十七条　上市公司董事、监事、高级管理人员、持有上市公司股份百分之五以上的股东，将其持有的该公司的股票在买入后六个月内卖出，或者在卖出后六个月内又买入，由此所得收益归该公司所有，公司董事会应当收回其所得收益。但是，证券公司因包销购入售后剩余股票而持有百分之五以上股份的，卖出该股票不受六个月时间限制。

公司董事会不按照前款规定执行的，股东有权要求董事会在三十日内执行。公司董事会未在上述期限内执行的，股东有权为了公司的利益以自己的名义直接向人民法院提起诉讼。

公司董事会不按照第一款的规定执行的，负有责任的董事依法承担连带责任。

第二节　证券上市

第四十八条　申请证券上市交易，应当向证券交易所提出申请，由证券交易所依法审核同意，并由双方签订上市协议。

证券交易所根据国务院授权的部门的决定安排政府债券上市交易。

第四十九条　申请股票、可转换为股票的公司债券或者法律、行政法规规定实行保荐制度的其他证券上市交易，应当聘请具有保荐资格的机构担任保荐人。

本法第十一条第二款、第三款的规定适用于上市保荐人。

第五十条　股份有限公司申请股票上市，应当符合下列条件：

（一）股票经国务院证券监督管理机构核准已公开发行；

（二）公司股本总额不少于人民币三千万元；

（三）公开发行的股份达到公司股份总数的百分之二十五以上；公司股本总额超过人民币四亿元的，公开发行股份的比例为百分之十以上；

（四）公司最近三年无重大违法行为，财务会计报告无虚假记载。

证券交易所可以规定高于前款规定的上市条件，并报国务院证券监督管理机构批准。

第五十一条　国家鼓励符合产业政策并符合上市条件的公司股票上市交易。

第五十二条　申请股票上市交易，应当向证券交易所报送下列文件：
（一）上市报告书；
（二）申请股票上市的股东大会决议；
（三）公司章程；
（四）公司营业执照；
（五）依法经会计师事务所审计的公司最近三年的财务会计报告；
（六）法律意见书和上市保荐书；
（七）最近一次的招股说明书；
（八）证券交易所上市规则规定的其他文件。

第五十三条　股票上市交易申请经证券交易所审核同意后，签订上市协议的公司应当在规定的期限内公告股票上市的有关文件，并将该文件置备于指定场所供公众查阅。

第五十四条　签订上市协议的公司除公告前条规定的文件外，还应当公告下列事项：
（一）股票获准在证券交易所交易的日期；
（二）持有公司股份最多的前十名股东的名单和持股数额；
（三）公司的实际控制人；
（四）董事、监事、高级管理人员的姓名及其持有本公司股票和债券的情况。

第五十五条　上市公司有下列情形之一的，由证券交易所决定暂停其股票上市交易：
（一）公司股本总额、股权分布等发生变化不再具备上市条件；
（二）公司不按照规定公开其财务状况，或者对财务会计报告作虚假记载，可能误导投资者；
（三）公司有重大违法行为；
（四）公司最近三年连续亏损；
（五）证券交易所上市规则规定的其他情形。

第五十六条　上市公司有下列情形之一的，由证券交易所决定终止其股票上市交易：

（一）公司股本总额、股权分布等发生变化不再具备上市条件，在证券交易所规定的期限内仍不能达到上市条件；
（二）公司不按照规定公开其财务状况，或者对财务会计报告作虚假记载，且拒绝纠正；
（三）公司最近三年连续亏损，在其后一个年度内未能恢复盈利；
（四）公司解散或者被宣告破产；
（五）证券交易所上市规则规定的其他情形。

第五十七条　公司申请公司债券上市交易，应当符合下列条件：
（一）公司债券的期限为一年以上；
（二）公司债券实际发行额不少于人民币五千万元；
（三）公司申请债券上市时仍符合法定的公司债券发行条件。

第五十八条　申请公司债券上市交易，应当向证券交易所报送下列文件：
（一）上市报告书；
（二）申请公司债券上市的董事会决议；
（三）公司章程；
（四）公司营业执照；
（五）公司债券募集办法；
（六）公司债券的实际发行数额；
（七）证券交易所上市规则规定的其他文件。
申请可转换为股票的公司债券上市交易，还应当报送保荐人出具的上市保荐书。

第五十九条　公司债券上市交易申请经证券交易所审核同意后，签订上市协议的公司应当在规定的期限内公告公司债券上市文件及有关文件，并将其申请文件置备于指定场所供公众查阅。

第六十条　公司债券上市交易后，公司有下列情形之一的，由证券交易所决定暂停其公司债券上市交易：
（一）公司有重大违法行为；
（二）公司情况发生重大变化不符合公司债券上市条件；
（三）公司债券所募集资金不按照核准的用途使用；
（四）未按照公司债券募集办法履行义务；
（五）公司最近二年连续亏损。

第六十一条　公司有前条第（一）项、第（四）项所列情形之一经查实后果严重的，或者有前条第（二）项、第（三）项、第（五）项所列情形之一，在限期内未能消除的，由证券交易所决定终止其公司债券上市交易。

公司解散或者被宣告破产的，由证券交易所终止其公司债券上市交易。

第六十二条　对证券交易所作出的不予上市、暂停上市、终止上市决定不服的，可以向证券交易所设立的复核机构申请复核。

第三节　持续信息公开

第六十三条　发行人、上市公司依法披露的信息，必须真实、准确、完整，不得有虚假记载、误导性陈述或者重大遗漏。

第六十四条　经国务院证券监督管理机构核准依法公开发行股票，或者经国务院授权的部门核准依法公开发行公司债券，应当公告招股说明书、公司债券募集办法。依法公开发行新股或者公司债券的，还应当公告财务会计报告。

第六十五条　上市公司和公司债券上市交易的公司，应当在每一会计年度的上半年结束之日起二个月内，向国务院证券监督管理机构和证券交易所报送记载以下内容的中期报告，并予公告：

（一）公司财务会计报告和经营情况；

（二）涉及公司的重大诉讼事项；

（三）已发行的股票、公司债券变动情况；

（四）提交股东大会审议的重要事项；

（五）国务院证券监督管理机构规定的其他事项。

第六十六条　上市公司和公司债券上市交易的公司，应当在每一会计年度结束之日起四个月内，向国务院证券监督管理机构和证券交易所报送记载以下内容的年度报告，并予公告：

（一）公司概况；

（二）公司财务会计报告和经营情况；

（三）董事、监事、高级管理人员简介及其持股情况；

（四）已发行的股票、公司债券情况，包括持有公司股份最多的前十名股东名单和持股数额；

（五）公司的实际控制人；

（六）国务院证券监督管理机构规定的其他事项。

第六十七条　发生可能对上市公司股票交易价格产生较大影响的重大事件，投资者尚未得知时，上市公司应当立即将有关该重大事件的情况向国务院证券监督管理机构和证券交易所报送临时报告，并予公告，说明事件的起因、目前的状态和可能产生的法律后果。

下列情况为前款所称重大事件：

（一）公司的经营方针和经营范围的重大变化；

（二）公司的重大投资行为和重大的购置财产的决定；

（三）公司订立重要合同，可能对公司的资产、负债、权益和经营成果产生重要影响；

（四）公司发生重大债务和未能清偿到期重大债务的违约情况；

（五）公司发生重大亏损或者重大损失；

（六）公司生产经营的外部条件发生的重大变化；

（七）公司的董事、三分之一以上监事或者经理发生变动；

（八）持有公司百分之五以上股份的股东或者实际控制人，其持有股份或者控制公司的情况发生较大变化；

（九）公司减资、合并、分立、解散及申请破产的决定；

（十）涉及公司的重大诉讼，股东大会、董事会决议被依法撤销或者宣告无效；

（十一）公司涉嫌犯罪被司法机关立案调查，公司董事、监事、高级管理人员涉嫌犯罪被司法机关采取强制措施；

（十二）国务院证券监督管理机构规定的其他事项。

第六十八条 上市公司董事、高级管理人员应当对公司定期报告签署书面确认意见。

上市公司监事会应当对董事会编制的公司定期报告进行审核并提出书面审核意见。

上市公司董事、监事、高级管理人员应当保证上市公司所披露的信息真实、准确、完整。

第六十九条 发行人、上市公司公告的招股说明书、公司债券募集办法、财务会计报告、上市报告文件、年度报告、中期报告、临时报告以及其他信息披露资料，有虚假记载、误导性陈述或者重大遗漏，致使投资者在证券交易中遭受损失的，发行人、上市公司应当承担赔偿责任；发行人、上市公司的董事、监事、高级管理人员和其他直接责任人员以及保荐人、承销的证券公司，应当与发行人、上市公司承担连带赔偿责任，但是能够证明自己没有过错的除外；发行人、上市公司的控股股东、实际控制人有过错的，应当与发行人、上市公司承担连带赔偿责任。

第七十条 依法必须披露的信息，应当在国务院证券监督管理机构指定的媒体发布，同时将其置备于公司住所、证券交易所，供社会公众查阅。

第七十一条 国务院证券监督管理机构对上市公司年度报告、中期报告、临时报告以及公告的情况进行监督，对上市公司分派或者配售新股的情况进行监督，对上市公司控股股东及其他信息披露义务人的行为进行监督。

证券监督管理机构、证券交易所、保荐人、承销的证券公司及有关人员，对公司依照法律、行政法规规定必须作出的公告，在公告前不得泄露其内容。

第七十二条 证券交易所决定暂停或者终止证券上市交易的，应当及时公告，并报国务院证券监督管理机构备案。

第四节 禁止的交易行为

第七十三条 禁止证券交易内幕信息的知情人和非法获取内幕信息的人利用内幕信息从事证券交易活动。

第七十四条 证券交易内幕信息的知情人包括：

（一）发行人的董事、监事、高级管理人员；

（二）持有公司百分之五以上股份的股东及其董事、监事、高级管理人员，公司的实际控制人及其董事、监事、高级管理人员；

（三）发行人控股的公司及其董事、监事、高级管理人员；

（四）由于所任公司职务可以获取公司有关内幕信息的人员；

（五）证券监督管理机构工作人员以及由于法定职责对证券的发行、交易进行管理的其他人员；

（六）保荐人、承销的证券公司、证券交易所、证券登记结算机构、证券服务机构的有关人员；

（七）国务院证券监督管理机构规定的其他人。

第七十五条 证券交易活动中，涉及公司的经营、财务或者对该公司证券的市场价格有重大影响的尚未公开的信息，为内幕信息。

下列信息皆属内幕信息：

（一）本法第六十七条第二款所列重大事件；

（二）公司分配股利或者增资的计划；

（三）公司股权结构的重大变化；

（四）公司债务担保的重大变更；
（五）公司营业用主要资产的抵押、出售或者报废一次超过该资产的百分之三十；
（六）公司的董事、监事、高级管理人员的行为可能依法承担重大损害赔偿责任；
（七）上市公司收购的有关方案；
（八）国务院证券监督管理机构认定的对证券交易价格有显著影响的其他重要信息。

第七十六条 证券交易内幕信息的知情人和非法获取内幕信息的人，在内幕信息公开前，不得买卖该公司的证券，或者泄露该信息，或者建议他人买卖该证券。

持有或者通过协议、其他安排与他人共同持有公司百分之五以上股份的自然人、法人、其他组织收购上市公司的股份，本法另有规定的，适用其规定。

内幕交易行为给投资者造成损失的，行为人应当依法承担赔偿责任。

第七十七条 禁止任何人以下列手段操纵证券市场：
（一）单独或者通过合谋，集中资金优势、持股优势或者利用信息优势联合或者连续买卖，操纵证券交易价格或者证券交易量；
（二）与他人串通，以事先约定的时间、价格和方式相互进行证券交易，影响证券交易价格或者证券交易量；
（三）在自己实际控制的账户之间进行证券交易，影响证券交易价格或者证券交易量；
（四）以其他手段操纵证券市场。

操纵证券市场行为给投资者造成损失的，行为人应当依法承担赔偿责任。

第七十八条 禁止国家工作人员、传播媒介从业人员和有关人员编造、传播虚假信息，扰乱证券市场。

禁止证券交易所、证券公司、证券登记结算机构、证券服务机构及其从业人员，证券业协会、证券监督管理机构及其工作人员，在证券交易活动中作出虚假陈述或者信息误导。

各种传播媒介传播证券市场信息必须真实、客观，禁止误导。

第七十九条 禁止证券公司及其从业人员从事下列损害客户利益的欺诈行为：
（一）违背客户的委托为其买卖证券；
（二）不在规定时间内向客户提供交易的书面确认文件；
（三）挪用客户所委托买卖的证券或者客户账户上的资金；
（四）未经客户的委托，擅自为客户买卖证券，或者假借客户的名义买卖证

券；

（五）为牟取佣金收入，诱使客户进行不必要的证券买卖；

（六）利用传播媒介或者通过其他方式提供、传播虚假或者误导投资者的信息；

（七）其他违背客户真实意思表示，损害客户利益的行为。

欺诈客户行为给客户造成损失的，行为人应当依法承担赔偿责任。

第八十条 禁止法人非法利用他人账户从事证券交易；禁止法人出借自己或者他人的证券账户。

第八十一条 依法拓宽资金入市渠道，禁止资金违规流入股市。

第八十二条 禁止任何人挪用公款买卖证券。

第八十三条 国有企业和国有资产控股的企业买卖上市交易的股票，必须遵守国家有关规定。

第八十四条 证券交易所、证券公司、证券登记结算机构、证券服务机构及其从业人员对证券交易中发现的禁止的交易行为，应当及时向证券监督管理机构报告。

第四章 上市公司的收购

第八十五条 投资者可以采取要约收购、协议收购及其他合法方式收购上市公司。

第八十六条 通过证券交易所的证券交易，投资者持有或者通过协议、其他安排与他人共同持有一个上市公司已发行的股份达到百分之五时，应当在该事实发生之日起三日内，向国务院证券监督管理机构、证券交易所作出书面报告，通知该上市公司，并予公告；在上述期限内，不得再行买卖该上市公司的股票。

投资者持有或者通过协议、其他安排与他人共同持有一个上市公司已发行的股份达到百分之五后，其所持该上市公司已发行的股份比例每增加或者减少百分之五，应当依照前款规定进行报告和公告。在报告期限内和作出报告、公告后二日

内，不得再行买卖该上市公司的股票。

第八十七条 依照前条规定所作的书面报告和公告，应当包括下列内容：
（一）持股人的名称、住所；
（二）持有的股票的名称、数额；
（三）持股达到法定比例或者持股增减变化达到法定比例的日期。

第八十八条 通过证券交易所的证券交易，投资者持有或者通过协议、其他安排与他人共同持有一个上市公司已发行的股份达到百分之三十时，继续进行收购的，应当依法向该上市公司所有股东发出收购上市公司全部或者部分股份的要约。

收购上市公司部分股份的收购要约应当约定，被收购公司股东承诺出售的股份数额超过预定收购的股份数额的，收购人按比例进行收购。

第八十九条 依照前条规定发出收购要约，收购人必须事先向国务院证券监督管理机构报送上市公司收购报告书，并载明下列事项：
（一）收购人的名称、住所；
（二）收购人关于收购的决定；
（三）被收购的上市公司名称；
（四）收购目的；
（五）收购股份的详细名称和预定收购的股份数额；
（六）收购期限、收购价格；
（七）收购所需资金额及资金保证；
（八）报送上市公司收购报告书时持有被收购公司股份数占该公司已发行的股份总数的比例。

收购人还应当将上市公司收购报告书同时提交证券交易所。

第九十条 收购人在依照前条规定报送上市公司收购报告书之日起十五日后，公告其收购要约。在上述期限内，国务院证券监督管理机构发现上市公司收购报告书不符合法律、行政法规规定的，应当及时告知收购人，收购人不得公告其收购要约。

收购要约约定的收购期限不得少于三十日，并不得超过六十日。

第九十一条 在收购要约确定的承诺期限内，收购人不得撤销其收购要约。收购人需要变更收购要约的，必须事先向国务院证券监督管理机构及证券交易所提出报告，经批准后，予以公告。

第九十二条 收购要约提出的各项收购条件，适用于被收购公司的所有股东。

第九十三条 采取要约收购方式的，收购人在收购期限内，不得卖出被收购公司的股票，也不得采取要约规定以外的形式和超出要约的条件买入被收购公司的股票。

第九十四条 采取协议收购方式的，收购人可以依照法律、行政法规的规定同被收购公司的股东以协议方式进行股份转让。

以协议方式收购上市公司时，达成协议后，收购人必须在三日内将该收购协议向国务院证券监督管理机构及证券交易所作出书面报告，并予公告。

在公告前不得履行收购协议。

第九十五条 采取协议收购方式的，协议双方可以临时委托证券登记结算机构保管协议转让的股票，并将资金存放于指定的银行。

第九十六条 采取协议收购方式的，收购人收购或者通过协议、其他安排与他人共同收购一个上市公司已发行的股份达到百分之三十时，继续进行收购的，应当向该上市公司所有股东发出收购上市公司全部或者部分股份的要约。但是，经国务院证券监督管理机构免除发出要约的除外。

收购人依照前款规定以要约方式收购上市公司股份，应当遵守本法第八十九条至第九十三条的规定。

第九十七条 收购期限届满，被收购公司股权分布不符合上市条件的，该上市公司的股票应当由证券交易所依法终止上市交易；其余仍持有被收购公司股票的股东，有权向收购人以收购要约的同等条件出售其股票，收购人应当收购。

收购行为完成后，被收购公司不再具备股份有限公司条件的，应当依法变更企业形式。

第九十八条 在上市公司收购中，收购人持有的被收购的上市公司的股票，在收购行为完成后的十二个月内不得转让。

第九十九条 收购行为完成后，收购人与被收购公司合并，并将该公司解散的，被解散公司的原有股票由收购人依法更换。

第一百条 收购行为完成后，收购人应当在十五日内将收购情况报告国务院证券监督管理机构和证券交易所，并予公告。

第一百零一条 收购上市公司中由国家授权投资的机构持有的股份，应当按照国务院的规定，经有关主管部门批准。

国务院证券监督管理机构应当依照本法的原则制定上市公司收购的具体办法。

第五章 证券交易所

第一百零二条 证券交易所是为证券集中交易提供场所和设施，组织和监督证券交易，实行自律管理的法人。

证券交易所的设立和解散，由国务院决定。

第一百零三条 设立证券交易所必须制定章程。

证券交易所章程的制定和修改，必须经国务院证券监督管理机构批准。

第一百零四条 证券交易所必须在其名称中标明证券交易所字样。其他任何单位或者个人不得使用证券交易所或者近似的名称。

第一百零五条 证券交易所可以自行支配的各项费用收入，应当首先用于保证其证券交易场所和设施的正常运行并逐步改善。

实行会员制的证券交易所的财产积累归会员所有，其权益由会员共同享有，在其存续期间，不得将其财产积累分配给会员。

第一百零六条 证券交易所设理事会。

第一百零七条 证券交易所设总经理一人，由国务院证券监督管理机构任免。

第一百零八条 有《中华人民共和国公司法》第一百四十七条规定的情形或者下列情形之一的，不得担任证券交易所的负责人：

（一）因违法行为或者违纪行为被解除职务的证券交易所、证券登记结算机构的负责人或者证券公司的董事、监事、高级管理人员，自被解除职务之日起未逾五年；

（二）因违法行为或者违纪行为被撤销资格的律师、注册会计师或者投资咨询机构、财务顾问机构、资信评级机构、资产评估机构、验证机构的专业人员，自被撤销资格之日起未逾五年。

第一百零九条 因违法行为或者违纪行为被开除的证券交易所、证券登记结算机构、证券服务机构、证券公司的从业人员和被开除的国家机关工作人员，不得招聘为证券交易所的从业人员。

第一百一十条 进入证券交易所参与集中交易的，必须是证券交易所的会员。

第一百一十一条 投资者应当与证券公司签订证券交易委托协议，并在证券公司开立证券交易账户，以书面、电话以及其他方式，委托该证券公司代其买卖证券。

第一百一十二条 证券公司根据投资者的委托，按照证券交易规则提出交易申报，参与证券交易所场内的集中交易，并根据成交结果承担相应的清算交收责任；证券登记结算机构根据成交结果，按照清算交收规则，与证券公司进行证券和资金的清算交收，并为证券公司客户办理证券的登记过户手续。

第一百一十三条 证券交易所应当为组织公平的集中交易提供保障，公布证券交易即时行情，并按交易日制作证券市场行情表，予以公布。

未经证券交易所许可，任何单位和个人不得发布证券交易即时行情。

第一百一十四条 因突发性事件而影响证券交易的正常进行时，证券交易所可以采取技术性停牌的措施；因不可抗力的突发性事件或者为维护证券交易的正常秩序，证券交易所可以决定临时停市。

证券交易所采取技术性停牌或者决定临时停市，必须及时报告国务院证券监督管理机构。

第一百一十五条 证券交易所对证券交易实行实时监控，并按照国务院证券监督管理机构的要求，对异常的交易情况提出报告。

证券交易所应当对上市公司及相关信息披露义务人披露信息进行监督，督促其依法及时、准确地披露信息。

证券交易所根据需要，可以对出现重大异常交易情况的证券账户限制交易，并报国务院证券监督管理机构备案。

第一百一十六条 证券交易所应当从其收取的交易费用和会员费、席位费中提取一定比例的金额设立风险基金。风险基金由证券交易所理事会管理。

风险基金提取的具体比例和使用办法，由国务院证券监督管理机构会同国务院财政部门规定。

第一百一十七条 证券交易所应当将收存的风险基金存入开户银行专门账户，不得擅自使用。

第一百一十八条 证券交易所依照证券法律、行政法规制定上市规则、交易规则、会员管理规则和其他有关规则，并报国务院证券监督管理机构批准。

第一百一十九条 证券交易所的负责人和其他从业人员在执行与证券交易有关的职务时，与其本人或者其亲属有利害关系的，应当回避。

第一百二十条 按照依法制定的交易规则进行的交易，不得改变其交易结果。对交易中违规交易者应负的民事责任不得免除；在违规交易中所获利益，依照有关规定处理。

第一百二十一条 在证券交易所内从事证券交易的人员，违反证券交易所有关交易规则的，由证券交易所给予纪律处分；对情节严重的，撤销其资格，禁止其入场进行证券交易。

第六章 证券公司

第一百二十二条 设立证券公司，必须经国务院证券监督管理机构审查批准。未经国务院证券监督管理机构批准，任何单位和个人不得经营证券业务。

第一百二十三条 本法所称证券公司是指依照《中华人民共和国公司法》和本法规定设立的经营证券业务的有限责任公司或者股份有限公司。

第一百二十四条 设立证券公司，应当具备下列条件：

（一）有符合法律、行政法规规定的公司章程；

（二）主要股东具有持续盈利能力，信誉良好，最近三年无重大违法违规记录，净资产不低于人民币二亿元；

（三）有符合本法规定的注册资本；

（四）董事、监事、高级管理人员具备任职资格，从业人员具有证券从业资格；

（五）有完善的风险管理与内部控制制度；

（六）有合格的经营场所和业务设施；

（七）法律、行政法规规定的和经国务院批准的国务院证券监督管理机构规定的其他条件。

第一百二十五条 经国务院证券监督管理机构批准，证券公司可以经营下列部分或者全部业务：

（一）证券经纪；

（二）证券投资咨询；

（三）与证券交易、证券投资活动有关的财务顾问；

（四）证券承销与保荐；

（五）证券自营；

（六）证券资产管理；

（七）其他证券业务。

第一百二十六条 证券公司必须在其名称中标明证券有限责任公司或者证券股份有限公司字样。

第一百二十七条 证券公司经营本法第一百二十五条第（一）项至第（三）项业务的，注册资本最低限额为人民币五千万元；经营第（四）项至第（七）项业务之一的，注册资本最低限额为人民币一亿元；经营第（四）项至第（七）项业务中两项以上的，注册资本最低限额为人民币五亿元。证券公司的注册资本应当是实缴资本。

国务院证券监督管理机构根据审慎监管原则和各项业务的风险程度，可以调整注册资本最低限额，但不得少于前款规定的限额。

第一百二十八条 国务院证券监督管理机构应当自受理证券公司设立申请之日起六个月内，依照法定条件和法定程序并根据审慎监管原则进行审查，作出批准或者不予批准的决定，并通知申请人；不予批准的，应当说明理由。

证券公司设立申请获得批准的，申请人应当在规定的期限内向公司登记机关申请设立登记，领取营业执照。

证券公司应当自领取营业执照之日起十五日内，向国务院证券监督管理机构申请经营证券业务许可证。未取得经营证券业务许可证，证券公司不得经营证券业务。

第一百二十九条 证券公司设立、收购或者撤销分支机构，变更业务范围或者注册资本，变更持有百分之五以上股权的股东、实际控制人，变更公司章程中的重要条款，合并、分立、变更公司形式、停业、解散、破产，必须经国务院证券监督管理机构批准。

证券公司在境外设立、收购或者参股证券经营机构，必须经国务院证券监督管理机构批准。

第一百三十条 国务院证券监督管理机构应当对证券公司的净资本，净资本与负债的比例，净资本与净资产的比例，净资本与自营、承销、资产管理等业务规模的比例，负债与净资产的比例，以及流动资产与流动负债的比例等风险控制指标作出规定。

证券公司不得为其股东或者股东的关联人提供融资或者担保。

第一百三十一条 证券公司的董事、监事、高级管理人员，应当正直诚实，品行良好，熟悉证券法律、行政法规，具有履行职责所需的经营管理能力，并在任职前取得国务院证券监督管理机构核准的任职资格。

有《中华人民共和国公司法》第一百四十七条规定的情形或者下列情形之一的，不得担任证券公司的董事、监事、高级管理人员：

（一）因违法行为或者违纪行为被解除职务的证券交易所、证券登记结算机构的负责人或者证券公司的董事、监事、高级管理人员，自被解除职务之日起未逾五年；

（二）因违法行为或者违纪行为被撤销资格的律师、注册会计师或者投资咨询机构、财务顾问机构、资信评级机构、资产评估机构、验证机构的专业人员，自被撤销资格之日起未逾五年。

第一百三十二条 因违法行为或者违纪行为被开除的证券交易所、证券登记结算机构、证券服务机构、证券公司的从业人员和被开除的国家机关工作人员，不得招聘为证券公司的从业人员。

第一百三十三条　国家机关工作人员和法律、行政法规规定的禁止在公司中兼职的其他人员，不得在证券公司中兼任职务。

第一百三十四条　国家设立证券投资者保护基金。证券投资者保护基金由证券公司缴纳的资金及其他依法筹集的资金组成，其筹集、管理和使用的具体办法由国务院规定。

第一百三十五条　证券公司从每年的税后利润中提取交易风险准备金，用于弥补证券交易的损失，其提取的具体比例由国务院证券监督管理机构规定。

第一百三十六条　证券公司应当建立健全内部控制制度，采取有效隔离措施，防范公司与客户之间、不同客户之间的利益冲突。

证券公司必须将其证券经纪业务、证券承销业务、证券自营业务和证券资产管理业务分开办理，不得混合操作。

第一百三十七条　证券公司的自营业务必须以自己的名义进行，不得假借他人名义或者以个人名义进行。

证券公司的自营业务必须使用自有资金和依法筹集的资金。

证券公司不得将其自营账户借给他人使用。

第一百三十八条　证券公司依法享有自主经营的权利，其合法经营不受干涉。

第一百三十九条　证券公司客户的交易结算资金应当存放在商业银行，以每个客户的名义单独立户管理。具体办法和实施步骤由国务院规定。

证券公司不得将客户的交易结算资金和证券归入其自有财产。禁止任何单位或者个人以任何形式挪用客户的交易结算资金和证券。证券公司破产或者清算时，客户的交易结算资金和证券不属于其破产财产或者清算财产。非因客户本身的债务或者法律规定的其他情形，不得查封、冻结、扣划或者强制执行客户的交易结算资金和证券。

第一百四十条　证券公司办理经纪业务，应当置备统一制定的证券买卖委托书，供委托人使用。采取其他委托方式的，必须作出委托记录。

客户的证券买卖委托，不论是否成交，其委托记录应当按照规定的期限，保存于证券公司。

第一百四十一条 证券公司接受证券买卖的委托，应当根据委托书载明的证券名称、买卖数量、出价方式、价格幅度等，按照交易规则代理买卖证券，如实进行交易记录；买卖成交后，应当按照规定制作买卖成交报告单交付客户。

证券交易中确认交易行为及其交易结果的对账单必须真实，并由交易经办人员以外的审核人员逐笔审核，保证账面证券余额与实际持有的证券相一致。

第一百四十二条 证券公司为客户买卖证券提供融资融券服务，应当按照国务院的规定并经国务院证券监督管理机构批准。

第一百四十三条 证券公司办理经纪业务，不得接受客户的全权委托而决定证券买卖、选择证券种类、决定买卖数量或者买卖价格。

第一百四十四条 证券公司不得以任何方式对客户证券买卖的收益或者赔偿证券买卖的损失作出承诺。

第一百四十五条 证券公司及其从业人员不得未经过其依法设立的营业场所私下接受客户委托买卖证券。

第一百四十六条 证券公司的从业人员在证券交易活动中，执行所属的证券公司的指令或者利用职务违反交易规则的，由所属的证券公司承担全部责任。

第一百四十七条 证券公司应当妥善保存客户开户资料、委托记录、交易记录和与内部管理、业务经营有关的各项资料，任何人不得隐匿、伪造、篡改或者毁损。上述资料的保存期限不得少于二十年。

第一百四十八条 证券公司应当按照规定向国务院证券监督管理机构报送业务、财务等经营管理信息和资料。国务院证券监督管理机构有权要求证券公司及其股东、实际控制人在指定的期限内提供有关信息、资料。

证券公司及其股东、实际控制人向国务院证券监督管理机构报送或者提供的信息、资料，必须真实、准确、完整。

第一百四十九条 国务院证券监督管理机构认为有必要时，可以委托会计师事务所、资产评估机构对证券公司的财务状况、内部控制状况、资产价值进行审计或者评估。具体办法由国务院证券监督管理机构会同有关主管部门制定。

第一百五十条 证券公司的净资本或者其他风险控制指标不符合规定的，国务院证券监督管理机构应当责令其限期改正；逾期未改正，或者其行为严重危及该证券公司的稳健运行、损害客户合法权益的，国务院证券监督管理机构可以区别情形，对其采取下列措施：

（一）限制业务活动，责令暂停部分业务，停止批准新业务；

（二）停止批准增设、收购营业性分支机构；

（三）限制分配红利，限制向董事、监事、高级管理人员支付报酬、提供福利；

（四）限制转让财产或者在财产上设定其他权利；

（五）责令更换董事、监事、高级管理人员或者限制其权利；

（六）责令控股股东转让股权或者限制有关股东行使股东权利；

（七）撤销有关业务许可。

证券公司整改后，应当向国务院证券监督管理机构提交报告。国务院证券监督管理机构经验收，符合有关风险控制指标的，应当自验收完毕之日起三日内解除对其采取的前款规定的有关措施。

第一百五十一条 证券公司的股东有虚假出资、抽逃出资行为的，国务院证券监督管理机构应当责令其限期改正，并可责令其转让所持证券公司的股权。

在前款规定的股东按照要求改正违法行为、转让所持证券公司的股权前，国务院证券监督管理机构可以限制其股东权利。

第一百五十二条 证券公司的董事、监事、高级管理人员未能勤勉尽责，致使证券公司存在重大违法违规行为或者重大风险的，国务院证券监督管理机构可以撤销其任职资格，并责令公司予以更换。

第一百五十三条 证券公司违法经营或者出现重大风险，严重危害证券市场秩序、损害投资者利益的，国务院证券监督管理机构可以对该证券公司采取责令停业整顿、指定其他机构托管、接管或者撤销等监管措施。

第一百五十四条 在证券公司被责令停业整顿、被依法指定托管、接管或者清

算期间，或者出现重大风险时，经国务院证券监督管理机构批准，可以对该证券公司直接负责的董事、监事、高级管理人员和其他直接责任人员采取以下措施：

（一）通知出境管理机关依法阻止其出境；

（二）申请司法机关禁止其转移、转让或者以其他方式处分财产，或者在财产上设定其他权利。

第七章 证券登记结算机构

第一百五十五条 证券登记结算机构是为证券交易提供集中登记、存管与结算服务，不以营利为目的的法人。

设立证券登记结算机构必须经国务院证券监督管理机构批准。

第一百五十六条 设立证券登记结算机构，应当具备下列条件：

（一）自有资金不少于人民币二亿元；

（二）具有证券登记、存管和结算服务所必须的场所和设施；

（三）主要管理人员和从业人员必须具有证券从业资格；

（四）国务院证券监督管理机构规定的其他条件。

证券登记结算机构的名称中应当标明证券登记结算字样。

第一百五十七条 证券登记结算机构履行下列职能：

（一）证券账户、结算账户的设立；

（二）证券的存管和过户；

（三）证券持有人名册登记；

（四）证券交易所上市证券交易的清算和交收；

（五）受发行人的委托派发证券权益；

（六）办理与上述业务有关的查询；

（七）国务院证券监督管理机构批准的其他业务。

第一百五十八条 证券登记结算采取全国集中统一的运营方式。

证券登记结算机构章程、业务规则应当依法制定，并须经国务院证券监督管理机构批准。

第一百五十九条 证券持有人持有的证券，在上市交易时，应当全部存管在证券登记结算机构。

证券登记结算机构不得挪用客户的证券。

第一百六十条 证券登记结算机构应当向证券发行人提供证券持有人名册及其有关资料。

证券登记结算机构应当根据证券登记结算的结果，确认证券持有人持有证券的事实，提供证券持有人登记资料。

证券登记结算机构应当保证证券持有人名册和登记过户记录真实、准确、完整，不得隐匿、伪造、篡改或者毁损。

第一百六十一条 证券登记结算机构应当采取下列措施保证业务的正常进行：

（一）具有必备的服务设备和完善的数据安全保护措施；

（二）建立完善的业务、财务和安全防范等管理制度；

（三）建立完善的风险管理系统。

第一百六十二条 证券登记结算机构应当妥善保存登记、存管和结算的原始凭证及有关文件和资料。其保存期限不得少于二十年。

第一百六十三条 证券登记结算机构应当设立结算风险基金，用于垫付或者弥补因违约交收、技术故障、操作失误、不可抗力造成的证券登记结算机构的损失。

证券结算风险基金从证券登记结算机构的业务收入和收益中提取，并可以由结算参与人按照证券交易业务量的一定比例缴纳。

证券结算风险基金的筹集、管理办法，由国务院证券监督管理机构会同国务院财政部门规定。

第一百六十四条 证券结算风险基金应当存入指定银行的专门账户，实行专项管理。

证券登记结算机构以风险基金赔偿后，应当向有关责任人追偿。

第一百六十五条 证券登记结算机构申请解散，应当经国务院证券监督管理机构批准。

第一百六十六条 投资者委托证券公司进行证券交易，应当申请开立证券账户。证券登记结算机构应当按照规定以投资者本人的名义为投资者开立证券账户。

投资者申请开立账户，必须持有证明中国公民身份或者中国法人资格的合法证件。国家另有规定的除外。

第一百六十七条 证券登记结算机构为证券交易提供净额结算服务时，应当要求结算参与人按照货银对付的原则，足额交付证券和资金，并提供交收担保。

在交收完成之前，任何人不得动用用于交收的证券、资金和担保物。

结算参与人未按时履行交收义务的，证券登记结算机构有权按照业务规则处理前款所述财产。

第一百六十八条 证券登记结算机构按照业务规则收取的各类结算资金和证券，必须存放于专门的清算交收账户，只能按业务规则用于已成交的证券交易的清算交收，不得被强制执行。

第八章 证券服务机构

第一百六十九条 投资咨询机构、财务顾问机构、资信评级机构、资产评估机构、会计师事务所从事证券服务业务，必须经国务院证券监督管理机构和有关主管部门批准。

投资咨询机构、财务顾问机构、资信评级机构、资产评估机构、会计师事务所从事证券服务业务的审批管理办法，由国务院证券监督管理机构和有关主管部门制定。

第一百七十条 投资咨询机构、财务顾问机构、资信评级机构从事证券服务业务的人员，必须具备证券专业知识和从事证券业务或者证券服务业务二年以上经验。认定其证券从业资格的标准和管理办法，由国务院证券监督管理机构制定。

第一百七十一条 投资咨询机构及其从业人员从事证券服务业务不得有下列行为：

（一）代理委托人从事证券投资；

（二）与委托人约定分享证券投资收益或者分担证券投资损失；

（三）买卖本咨询机构提供服务的上市公司股票；

（四）利用传播媒介或者通过其他方式提供、传播虚假或者误导投资者的信息；

（五）法律、行政法规禁止的其他行为。

有前款所列行为之一，给投资者造成损失的，依法承担赔偿责任。

第一百七十二条 从事证券服务业务的投资咨询机构和资信评级机构，应当按照国务院有关主管部门规定的标准或者收费办法收取服务费用。

第一百七十三条 证券服务机构为证券的发行、上市、交易等证券业务活动制作、出具审计报告、资产评估报告、财务顾问报告、资信评级报告或者法律意见书等文件，应当勤勉尽责，对所制作、出具的文件内容的真实性、准确性、完整性进行核查和验证。其制作、出具的文件有虚假记载、误导性陈述或者重大遗漏，给他人造成损失的，应当与发行人、上市公司承担连带赔偿责任，但是能够证明自己没有过错的除外。

第九章 证券业协会

第一百七十四条 证券业协会是证券业的自律性组织，是社会团体法人。

证券公司应当加入证券业协会。

证券业协会的权力机构为全体会员组成的会员大会。

第一百七十五条 证券业协会章程由会员大会制定，并报国务院证券监督管理机构备案。

第一百七十六条 证券业协会履行下列职责：

（一）教育和组织会员遵守证券法律、行政法规；

（二）依法维护会员的合法权益，向证券监督管理机构反映会员的建议和要求；

（三）收集整理证券信息，为会员提供服务；

（四）制定会员应遵守的规则，组织会员单位的从业人员的业务培训，开展会员间的业务交流；

（五）对会员之间、会员与客户之间发生的证券业务纠纷进行调解；

（六）组织会员就证券业的发展、运作及有关内容进行研究；

（七）监督、检查会员行为，对违反法律、行政法规或者协会章程的，按照规定给予纪律处分；

（八）证券业协会章程规定的其他职责。

第一百七十七条 证券业协会设理事会。理事会成员依章程的规定由选举产生。

第十章 证券监督管理机构

第一百七十八条 国务院证券监督管理机构依法对证券市场实行监督管理，维护证券市场秩序，保障其合法运行。

第一百七十九条 国务院证券监督管理机构在对证券市场实施监督管理中履行下列职责：

（一）依法制定有关证券市场监督管理的规章、规则，并依法行使审批或者核准权；

（二）依法对证券的发行、上市、交易、登记、存管、结算，进行监督管理；

（三）依法对证券发行人、上市公司、证券交易所、证券公司、证券登记结算机构、证券投资基金管理公司、证券服务机构的证券业务活动，进行监督管理；

（四）依法制定从事证券业务人员的资格标准和行为准则，并监督实施；

（五）依法监督检查证券发行、上市和交易的信息公开情况；

（六）依法对证券业协会的活动进行指导和监督；

（七）依法对违反证券市场监督管理法律、行政法规的行为进行查处；

（八）法律、行政法规规定的其他职责。

国务院证券监督管理机构可以和其他国家或者地区的证券监督管理机构建立监督管理合作机制，实施跨境监督管理。

第一百八十条 国务院证券监督管理机构依法履行职责，有权采取下列措施：

（一）对证券发行人、上市公司、证券公司、证券投资基金管理公司、证券服务机构、证券交易所、证券登记结算机构进行现场检查；

（二）进入涉嫌违法行为发生场所调查取证；

（三）询问当事人和与被调查事件有关的单位和个人，要求其对与被调查事件有关的事项作出说明；

（四）查阅、复制与被调查事件有关的财产权登记、通讯记录等资料；

（五）查阅、复制当事人和与被调查事件有关的单位和个人的证券交易记录、登记过户记录、财务会计资料及其他相关文件和资料；对可能被转移、隐匿或者毁损的文件和资料，可以予以封存；

（六）查询当事人和与被调查事件有关的单位和个人的资金账户、证券账户和银行账户；对有证据证明已经或者可能转移或者隐匿违法资金、证券等涉案财产或者隐匿、伪造、毁损重要证据的，经国务院证券监督管理机构主要负责人批准，可以冻结或者查封；

（七）在调查操纵证券市场、内幕交易等重大证券违法行为时，经国务院证券监督管理机构主要负责人批准，可以限制被调查事件当事人的证券买卖，但限制的期限不得超过十五个交易日；案情复杂的，可以延长十五个交易日。

第一百八十一条 国务院证券监督管理机构依法履行职责，进行监督检查或者调查，其监督检查、调查的人员不得少于二人，并应当出示合法证件和监督检查、调查通知书。监督检查、调查的人员少于二人或者未出示合法证件和监督检查、调查通知书的，被检查、调查的单位有权拒绝。

第一百八十二条 国务院证券监督管理机构工作人员必须忠于职守，依法办事，公正廉洁，不得利用职务便利牟取不正当利益，不得泄露所知悉的有关单位和个人的商业秘密。

第一百八十三条 国务院证券监督管理机构依法履行职责，被检查、调查的单位和个人应当配合，如实提供有关文件和资料，不得拒绝、阻碍和隐瞒。

第一百八十四条 国务院证券监督管理机构依法制定的规章、规则和监督管理工作制度应当公开。

国务院证券监督管理机构依据调查结果，对证券违法行为作出的处罚决定，应当公开。

第一百八十五条 国务院证券监督管理机构应当与国务院其他金融监督管理机构建立监督管理信息共享机制。

国务院证券监督管理机构依法履行职责，进行监督检查或者调查时，有关部门应当予以配合。

第一百八十六条 国务院证券监督管理机构依法履行职责，发现证券违法行为涉嫌犯罪的，应当将案件移送司法机关处理。

第一百八十七条 国务院证券监督管理机构的人员不得在被监管的机构中任职。

第十一章 法律责任

第一百八十八条 未经法定机关核准，擅自公开或者变相公开发行证券的，责

令停止发行，退还所募资金并加算银行同期存款利息，处以非法所募资金金额百分之一以上百分之五以下的罚款；对擅自公开或者变相公开发行证券设立的公司，由依法履行监督管理职责的机构或者部门会同县级以上地方人民政府予以取缔。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第一百八十九条 发行人不符合发行条件，以欺骗手段骗取发行核准，尚未发行证券的，处以三十万元以上六十万元以下的罚款；已经发行证券的，处以非法所募资金金额百分之一以上百分之五以下的罚款。对直接负责的主管人员和其他直接责任人员处以三万元以上三十万元以下的罚款。

发行人的控股股东、实际控制人指使从事前款违法行为的，依照前款的规定处罚。

第一百九十条 证券公司承销或者代理买卖未经核准擅自公开发行的证券的，责令停止承销或者代理买卖，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三十万元的，处以三十万元以上六十万元以下的罚款。给投资者造成损失的，应当与发行人承担连带赔偿责任。对直接负责的主管人员和其他直接责任人员给予警告，撤销任职资格或者证券从业资格，并处以三万元以上三十万元以下的罚款。

第一百九十一条 证券公司承销证券，有下列行为之一的，责令改正，给予警告，没收违法所得，可以并处三十万元以上六十万元以下的罚款；情节严重的，暂停或者撤销相关业务许可。给其他证券承销机构或者投资者造成损失的，依法承担赔偿责任。对直接负责的主管人员和其他直接责任人员给予警告，可以并处三万元以上三十万元以下的罚款；情节严重的，撤销任职资格或者证券从业资格：

（一）进行虚假的或者误导投资者的广告或者其他宣传推介活动；

（二）以不正当竞争手段招揽承销业务；

（三）其他违反证券承销业务规定的行为。

第一百九十二条 保荐人出具有虚假记载、误导性陈述或者重大遗漏的保荐书，或者不履行其他法定职责的，责令改正，给予警告，没收业务收入，并处以业务收入一倍以上五倍以下的罚款；情节严重的，暂停或者撤销相关业务许可。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款；情节严重的，撤销任职资格或者证券从业资格。

第一百九十三条 发行人、上市公司或者其他信息披露义务人未按照规定披露

信息，或者所披露的信息有虚假记载、误导性陈述或者重大遗漏的，由证券监督管理机构责令改正，给予警告，处以三十万元以上六十万元以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

发行人、上市公司或者其他信息披露义务人未按照规定报送有关报告，或者报送的报告有虚假记载、误导性陈述或者重大遗漏的，由证券监督管理机构责令改正，处以三十万元以上六十万元以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

发行人、上市公司或者其他信息披露义务人的控股股东、实际控制人指使从事前两款违法行为的，依照前两款的规定处罚。

第一百九十四条 发行人、上市公司擅自改变公开发行证券所募集资金的用途的，责令改正，对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

发行人、上市公司的控股股东、实际控制人指使从事前款违法行为的，给予警告，并处以三十万元以上六十万元以下的罚款。对直接负责的主管人员和其他直接责任人员依照前款的规定处罚。

第一百九十五条 上市公司的董事、监事、高级管理人员、持有上市公司股份百分之五以上的股东，违反本法第四十七条的规定买卖本公司股票的，给予警告，可以并处三万元以上十万元以下的罚款。

第一百九十六条 非法开设证券交易场所的，由县级以上人民政府予以取缔，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足十万元的，处以十万元以上五十万元以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第一百九十七条 未经批准，擅自设立证券公司或者非法经营证券业务的，由证券监督管理机构予以取缔，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三十万元的，处以三十万元以上六十万元以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第一百九十八条 违反本法规定，聘任不具有任职资格、证券从业资格的人员的，由证券监督管理机构责令改正，给予警告，可以并处十万元以上三十万元以下的罚款；对直接负责的主管人员给予警告，可以并处三万元以上十万元以下的罚

款。

第一百九十九条 法律、行政法规规定禁止参与股票交易的人员，直接或者以化名、借他人名义持有、买卖股票的，责令依法处理非法持有的股票，没收违法所得，并处以买卖股票等值以下的罚款；属于国家工作人员的，还应当依法给予行政处分。

第二百条 证券交易所、证券公司、证券登记结算机构、证券服务机构的从业人员或者证券业协会的工作人员，故意提供虚假资料，隐匿、伪造、篡改或者毁损交易记录，诱骗投资者买卖证券的，撤销证券从业资格，并处以三万元以上十万元以下的罚款；属于国家工作人员的，还应当依法给予行政处分。

第二百零一条 为股票的发行、上市、交易出具审计报告、资产评估报告或者法律意见书等文件的证券服务机构和人员，违反本法第四十五条的规定买卖股票的，责令依法处理非法持有的股票，没收违法所得，并处以买卖股票等值以下的罚款。

第二百零二条 证券交易内幕信息的知情人或者非法获取内幕信息的人，在涉及证券的发行、交易或者其他对证券的价格有重大影响的信息公开前，买卖该证券，或者泄露该信息，或者建议他人买卖该证券的，责令依法处理非法持有的证券，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三万元的，处以三万元以上六十万元以下的罚款。单位从事内幕交易的，还应当对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。证券监督管理机构工作人员进行内幕交易的，从重处罚。

第二百零三条 违反本法规定，操纵证券市场的，责令依法处理其非法持有的证券，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三十万元的，处以三十万元以上三百万元以下的罚款。单位操纵证券市场的，还应当对直接负责的主管人员和其他直接责任人员给予警告，并处以十万元以上六十万元以下的罚款。

第二百零四条 违反法律规定，在限制转让期限内买卖证券的，责令改正，给予警告，并处以违法买卖证券等值以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第二百零五条 证券公司违反本法规定，为客户买卖证券提供融资融券的，没收违法所得，暂停或者撤销相关业务许可，并处以非法融资融券等值以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，撤销任职资格或者证券从业资格，并处以三万元以上三十万元以下的罚款。

第二百零六条 违反本法第七十八条第一款、第三款的规定，扰乱证券市场的，由证券监督管理机构责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三万元的，处以三万元以上二十万元以下的罚款。

第二百零七条 违反本法第七十八条第二款的规定，在证券交易活动中作出虚假陈述或者信息误导的，责令改正，处以三万元以上二十万元以下的罚款；属于国家工作人员的，还应当依法给予行政处分。

第二百零八条 违反本法规定，法人以他人名义设立账户或者利用他人账户买卖证券的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三万元的，处以三万元以上三十万元以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上十万元以下的罚款。

证券公司为前款规定的违法行为提供自己或者他人的证券交易账户的，除依照前款的规定处罚外，还应当撤销直接负责的主管人员和其他直接责任人员的任职资格或者证券从业资格。

第二百零九条 证券公司违反本法规定，假借他人名义或者以个人名义从事证券自营业务的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三十万元的，处以三十万元以上六十万元以下的罚款；情节严重的，暂停或者撤销证券自营业务许可。对直接负责的主管人员和其他直接责任人员给予警告，撤销任职资格或者证券从业资格，并处以三万元以上十万元以下的罚款。

第二百一十条 证券公司违背客户的委托买卖证券、办理交易事项，或者违背客户真实意思表示，办理交易以外的其他事项的，责令改正，处以一万元以上十万元以下的罚款。给客户造成损失的，依法承担赔偿责任。

第二百一十一条 证券公司、证券登记结算机构挪用客户的资金或者证券，或者未经客户的委托，擅自为客户买卖证券的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足十万元的，处以十万元以上六十万元以下的罚款；情节严重的，责令关闭或者撤销相关业务许可。对直接负责的主管人员和其他直接责任人员给予警告，撤销任职资格或者证券从业资格，并处以三万元以上三十万元以下的罚款。

第二百一十二条 证券公司办理经纪业务，接受客户的全权委托买卖证券的，或者证券公司对客户买卖证券的收益或者赔偿证券买卖的损失作出承诺的，责令改正，没收违法所得，并处以五万元以上二十万元以下的罚款，可以暂停或者撤销相关业务许可。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上十万元以下的罚款，可以撤销任职资格或者证券从业资格。

第二百一十三条 收购人未按照本法规定履行上市公司收购的公告、发出收购要约、报送上市公司收购报告书等义务或者擅自变更收购要约的，责令改正，给予警告，并处以十万元以上三十万元以下的罚款；在改正前，其持有或者通过协议、其他安排与他人共同持有被收购公司股份超过百分之三十的部分不得行使表决权。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第二百一十四条 收购人或者收购人的控股股东利用上市公司收购损害被收购公司及其股东的合法权益的，责令改正，给予警告；情节严重的，并处以十万元以上六十万元以下的罚款。给被收购公司及其股东造成损失的，依法承担赔偿责任。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第二百一十五条 证券公司及其从业人员违反本法规定，私下接受客户委托买卖证券的，责令改正，给予警告，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足十万元的，处以十万元以上三十万元以下的罚款。

第二百一十六条 证券公司违反规定，未经批准经营非上市证券的交易的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。

第二百一十七条 证券公司成立后，无正当理由超过三个月未开始营业的，或

者开业后自行停业连续三个月以上的，由公司登记机关吊销其公司营业执照。

第二百一十八条 证券公司违反本法第一百二十九条的规定，擅自设立、收购、撤销分支机构，或者合并、分立、停业、解散、破产，或者在境外设立、收购、参股证券经营机构的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足十万元的，处以十万元以上六十万元以下的罚款。对直接负责的主管人员给予警告，并处以三万元以上十万元以下的罚款。

证券公司违反本法第一百二十九条的规定，擅自变更有关事项的，责令改正，并处以十万元以上三十万元以下的罚款。对直接负责的主管人员给予警告，并处以五万元以下的罚款。

第二百一十九条 证券公司违反本法规定，超出业务许可范围经营证券业务的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足三十万元的，处以三十万元以上六十万元以下罚款；情节严重的，责令关闭。对直接负责的主管人员和其他直接责任人员给予警告，撤销任职资格或者证券从业资格，并处以三万元以上十万元以下的罚款。

第二百二十条 证券公司对其证券经纪业务、证券承销业务、证券自营业务、证券资产管理业务，不依法分开办理，混合操作的，责令改正，没收违法所得，并处以三十万元以上六十万元以下的罚款；情节严重的，撤销相关业务许可。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上十万元以下的罚款；情节严重的，撤销任职资格或者证券从业资格。

第二百二十一条 提交虚假证明文件或者采取其他欺诈手段隐瞒重要事实骗取证券业务许可的，或者证券公司在证券交易中有严重违法行为，不再具备经营资格的，由证券监督管理机构撤销证券业务许可。

第二百二十二条 证券公司或者其股东、实际控制人违反规定，拒不向证券监督管理机构报送或者提供经营管理信息和资料，或者报送、提供的经营管理信息和资料有虚假记载、误导性陈述或者重大遗漏的，责令改正，给予警告，并处以三万元以上三十万元以下的罚款，可以暂停或者撤销证券公司相关业务许可。对直接负责的主管人员和其他直接责任人员，给予警告，并处以三万元以下的罚款，可以撤销任职资格或者证券从业资格。

证券公司为其股东或者股东的关联人提供融资或者担保的，责令改正，给予警告，并处以十万元以上三十万元以下的罚款。对直接负责的主管人员和其他直接责

任人员，处以三万元以上十万元以下的罚款。股东有过错的，在按照要求改正前，国务院证券监督管理机构可以限制其股东权利；拒不改正的，可以责令其转让所持证券公司股权。

第二百二十三条 证券服务机构未勤勉尽责，所制作、出具的文件有虚假记载、误导性陈述或者重大遗漏的，责令改正，没收业务收入，暂停或者撤销证券服务业务许可，并处以业务收入一倍以上五倍以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，撤销证券从业资格，并处以三万元以上十万元以下的罚款。

第二百二十四条 违反本法规定，发行、承销公司债券的，由国务院授权的部门依照本法有关规定予以处罚。

第二百二十五条 上市公司、证券公司、证券交易所、证券登记结算机构、证券服务机构，未按照有关规定保存有关文件和资料的，责令改正，给予警告，并处以三万元以上三十万元以下的罚款；隐匿、伪造、篡改或者毁损有关文件和资料的，给予警告，并处以三十万元以上六十万元以下的罚款。

第二百二十六条 未经国务院证券监督管理机构批准，擅自设立证券登记结算机构的，由证券监督管理机构予以取缔，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。

投资咨询机构、财务顾问机构、资信评级机构、资产评估机构、会计师事务所未经批准，擅自从事证券服务业务的，责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款。

证券登记结算机构、证券服务机构违反本法规定或者依法制定的业务规则的，由证券监督管理机构责令改正，没收违法所得，并处以违法所得一倍以上五倍以下的罚款；没有违法所得或者违法所得不足十万元的，处以十万元以上三十万元以下的罚款；情节严重的，责令关闭或者撤销证券服务业务许可。

第二百二十七条 国务院证券监督管理机构或者国务院授权的部门有下列情形之一的，对直接负责的主管人员和其他直接责任人员，依法给予行政处分：

（一）对不符合本法规定的发行证券、设立证券公司等申请予以核准、批准的；

（二）违反规定采取本法第一百八十条规定的现场检查、调查取证、查询、冻结或者查封等措施的；

（三）违反规定对有关机构和人员实施行政处罚的；

（四）其他不依法履行职责的行为。

第二百二十八条 证券监督管理机构的工作人员和发行审核委员会的组成人员，不履行本法规定的职责，滥用职权、玩忽职守，利用职务便利牟取不正当利益，或者泄露所知悉的有关单位和个人的商业秘密的，依法追究法律责任。

第二百二十九条 证券交易所对不符合本法规定条件的证券上市申请予以审核同意的，给予警告，没收业务收入，并处以业务收入一倍以上五倍以下的罚款。对直接负责的主管人员和其他直接责任人员给予警告，并处以三万元以上三十万元以下的罚款。

第二百三十条 拒绝、阻碍证券监督管理机构及其工作人员依法行使监督检查、调查职权未使用暴力、威胁方法的，依法给予治安管理处罚。

第二百三十一条 违反本法规定，构成犯罪的，依法追究刑事责任。

第二百三十二条 违反本法规定，应当承担民事赔偿责任和缴纳罚款、罚金，其财产不足以同时支付时，先承担民事赔偿责任。

第二百三十三条 违反法律、行政法规或者国务院证券监督管理机构的有关规定，情节严重的，国务院证券监督管理机构可以对有关责任人员采取证券市场禁入的措施。

前款所称证券市场禁入是指在一定期限内直至终身不得从事证券业务或者不得担任上市公司董事、监事、高级管理人员的制度。

第二百三十四条 依照本法收缴的罚款和没收的违法所得全部上缴国库。

第二百三十五条 当事人对证券监督管理机构或者国务院授权的部门的处罚决定不服的，可以依法申请行政复议，或者依法直接向人民法院提起诉讼。

第十二章 附 则

第二百三十六条 本法施行前依照行政法规已批准在证券交易所上市交易的证券继续依法进行交易。

本法施行前依照行政法规和国务院金融行政管理部门的规定经批准设立的证券经营机构，不完全符合本法规定的，应当在规定的限期内达到本法规定的要求。具体实施办法，由国务院另行规定。

第二百三十七条 发行人申请核准公开发行股票、公司债券，应当按照规定缴纳审核费用。

第二百三十八条 境内企业直接或者间接到境外发行证券或者将其证券在境外上市交易，必须经国务院证券监督管理机构依照国务院的规定批准。

第二百三十九条 境内公司股票以外币认购和交易的，具体办法由国务院另行规定。

第二百四十条 本法自 2006 年 1 月 1 日起施行。

Securities Law of the People's Republic of China

Decree No. 43 of the President of the People's Republic of China
Passed by the 6th Session of the Standing Committee of the Ninth National People's Congress on 29 December 1998
Revised in accordance with the Decision on Revision of the "Securities Law of the People's Republic of China" passed by the 11th Session of the Standing Committee of the Tenth National People's Congress on 28 August 2004
Revised by the 18th Session of the Standing Committee of the Tenth National People's Congress on 27 October 2005

CONTENTS

CHAPTER I — GENERAL PRINCIPLES

Article 1. This Law is promulgated for the purposes of standardising issuance and trading of securities, protecting the legal rights and interests of the investors, safeguarding social and economic order and public interest and promoting the development of the socialist market economy.

Article 2. The provisions of this Law shall apply to the issuance and trading of shares, corporate bonds and other securities determined by the State Council within the People's Republic of China in accordance with the provisions of the law. Where there are no relevant provisions in this Law, the provisions of the *Company Law of the People's Republic of China* and other laws and administrative regulations shall apply.

The provisions of this Law shall apply to the trading of listed treasury bonds and securities investment fund units. Where there are special provisions in other laws and administrative regulations, such provisions shall prevail.

The administrative measures on issuance and trading of securities derivatives shall be formulated by the State Council in accordance with the principle of this Law.

Article 3. Issuance and trading of securities shall comply with the principles of transparency, equity and fairness.

Article 4. Parties engaging in issuance and trading of securities shall enjoy equal legal status and shall comply with the principles of voluntary participation, compensation and honesty and trustworthiness.

Article 5. Issuance and trading of securities shall comply with the provisions of laws and administrative regulations: fraud, insider trading and manipulation of the securities market shall be prohibited.

Article 6. The securities industry and banking industry, trust industry and insurance industry shall implement industry operations and administration separately; securities companies, banks, trust organisations and insurance organisations shall be established separately, unless otherwise provided by the State.

Article 7. The securities regulatory authorities of the State Council shall implement unified supervision and administration on the securities market nationwide in accordance with the provisions of the law.

The securities regulatory authorities of the State Council may establish representative offices

based on the actual needs to perform supervision and administration duties as authorised.
Article 8. Under the prerequisite of unified State supervision and administration on issuance and trading of securities and the securities industry association shall be established in accordance with the provisions of the law to implement self-governance.
Article 9. State audit authorities shall carry out audit and supervision over stock exchanges, securities companies, securities registration and settlement organisations and securities regulatory authorities in accordance with the provisions of the law.

CHAPTER II — ISSUANCE OF SECURITIES

Article 10. Public offering of securities shall satisfy the criteria provided in the laws and administrative regulations and obtain the approval of the securities regulatory authorities of the State Council or authorised department(s) of the State Council in accordance with the provisions of the law. No organisation or individual shall issue securities for public offering without obtaining prior approval in accordance with the provisions of the law.
The following situations shall be deemed as a public offering:
(1) offering of securities to non-specific targets;
(2) offering of securities to more than 200 specific targets; and
(3) other offerings provided by the laws and administrative regulations.
Private offering of securities shall not carry out advertising, open solicitation and disguised publicity campaigns.
Article 11. Issuers applying to make a public share offering or to issue convertible corporate bonds by way of underwriting in accordance with the provisions of the law or to make a public offering of other securities which require a sponsor as provided by the laws and administrative regulations shall appoint a qualified organisation to act as a sponsor.
A sponsor shall comply with business rules and industry norms and the principles of honesty and trustworthiness and due diligence to conduct due diligence review on the application documents and information disclosure of the issuer and supervise the conduct of the issuer.
The qualifications of sponsors and the relevant administrative measures on sponsors shall be provided by the securities regulatory authorities of the State Council.
Article 12. Public offering of shares for the establishment of a company limited by shares shall satisfy the criteria stipulated in the *Company Law of the People's Republic of China* and other requirements provided by the securities regulatory authorities of the State Council; an application for share offering and the following documents shall be submitted to the securities regulatory authorities of the State Council:
(1) articles of association of the company ;
(2) founders' agreement;
(3) name of the founders, shares subscribed by the founders, type of capital contribution and capital verification certificate;
(4) prospectus;
(5) name and address of the receiving bank; and
(6) name of the underwriter and the relevant agreement.
The sponsor's letter for issuance issued by the sponsor shall be submitted if a sponsor is appointed in accordance with the provisions of this Law.
Where the laws and administrative regulations provide that the establishment of a company requires approval, the relevant approval documents shall be submitted.
Article 13. A company proposing to making a public offering of new shares shall satisfy the following requirements:
(1) it has a proper and well-functioning organisation structure;
(2) it has made profits in consecutive years and is in good financial standing;
(3) its financial accounting documents in the past three years do not contain any fraudulent entries and it has not committed a major violation of law; and
(4) other requirements provided by the securities regulatory authorities of the State Council.
Private offering of new shares by listed companies shall satisfy the criteria stipulated by the securities regulatory authorities of the State Council and the approval of the securities regulatory authorities of the State Council is required.
Article 14. A company proposing to make a public share offering shall submit an application for share offering and the following documents to the securities regulatory authorities of the State Council:

(1) business licence of the company;
(2) articles of association of the company;
(3) resolution of a shareholders' general meeting;
(4) prospectus:
(5) financial accounting report;
(6) name and address of the receiving bank; and
(7) name of the underwriter and the relevant agreement.

The sponsor's letter for issuance issued by the sponsor shall be submitted if a sponsor is appointed in accordance with the provisions of this Law.

Article 15. Companies shall use the proceeds from their public share offering for the usage purpose set out in the prospectus. Where the proceeds are proposed to be used for a different usage purpose, a resolution of a shareholders' general meeting is required. Where a company uses the proceeds for a different usage purpose arbitrarily and fails to make correction or such act is not ratified by a shareholders' general meeting, it shall not be prohibited from making a public offering of new shares; listed companies shall also be prohibited from making a private offering of new shares.

Article 16. A public offering of corporate bonds shall satisfy the following requirements:

(1) the net assets of a company limited by shares shall not be less than RMB30 million; the net assets of a limited liability company shall not be less than RMB60 million;
(2) the cumulative balance of corporate bonds shall not exceed 40% of the company's net assets;
(3) the average distributable profits in the past three years are sufficient to pay out interest for one year of the corporate bonds;
(4) the usage purpose of the proceeds shall comply with State industrial policies;
(5) the coupon rate of the corporate bonds shall not exceed the coupon rate stipulated by the State Council; and
(6) other requirements stipulated by the State Council.

The proceeds from a public offering of corporate bonds shall be used for approved purpose(s) only and shall not be used to make up for losses or to pay for non-production expenses.

Listed companies issuing convertible corporate bonds shall, in addition to the requirements stipulated in item (1), satisfy the requirements stipulated in this Law for public offering of shares; and shall obtain the approval of the securities regulatory authorities of the State Council.

Article 17. Companies proposing to make a public offering of corporate bonds shall submit the following documents to the authorised departments) of the State Council or the securities regulatory authorities of the State Council:

(1) business licence of the company;
(2) articles of association of the company ;
(3) method of offering of corporate bonds;
(4) asset valuation report and capital verification report; and
(5) other documents required by the authorised department(s) of the State Council or the securities regulatory authorities of the State Council.

The sponsor's letter for issuance issued by the sponsor shall be submitted if a sponsor is appointed in accordance with the provisions of this Law.

Article 18. Under any of the following circumstances, a company shall not make another public offering of corporate bonds:

(1) its previous public offering of corporate bonds was not fully subscribed;
(2) it has defaulted on corporate bonds issued by way of a public offering or other debts or is late in repayment of principal and interest and such default has not been resolved; or
(3) it has violated the provisions of this Law in changing the usage purpose of the proceeds from a public offering of corporate bonds arbitrarily.

Article 19. The format and method of submission of application documents for issuance of securities to be submitted by issuers for approval to issue securities shall be stipulated by the approval authorities or department(s) in accordance with the provisions of the law.

Article 20. Application documents submitted by issuers to the securities regulatory authorities of the State Council or the authorised department(s) of the State Council for issuance of securities shall be true, accurate and complete.

Securities service organisations and their personnel issuing the relevant documents for issuance of securities shall perform the statutory duties strictly and ensure that the documents issued are true,

accurate and complete.
Article 21. Issuers proposing to make an initial public offering of shares shall, upon submission of the application documents, disclose the relevant application documents in accordance with the provisions of the securities regulatory authorities of the State Council.
Article 22. The securities regulatory authorities of the State Council shall establish an issuance review committee in accordance with the provisions of the law to review applications for issuance of shares.
The issuance review committee shall comprise professionals of the securities regulatory authorities of the State Council and the relevant external experts; the committee shall vote on applications for issuance of shares and give their review opinion.
Measures on composition of the issuance review committee, tenure of the committee members and work procedures of the committee shall be stipulated by the securities regulatory authorities of the State Council.
Article 23. The securities regulatory authorities of the State Council shall approve applications for issuance of shares based on the statutory requirements. The approval procedures shall be transparent and be subject to supervision in accordance with the provisions of the law.
A personnel who participates in the examination and approval of an application for share issuance shall not be related to the applicant and shall not accept directly or indirectly gift(s) from the applicant or hold shares of the subject application or contact the applicant privately.
The authorised department(s) of the State Council shall approve applications for issuance of corporate bonds with reference to the provisions of the preceding paragraphs.
Article 24. The securities regulatory authorities of the State Council or the authorised department(s) of the State Council shall decide on approval or non-approval of an application in accordance with the statutory requirements and procedures within three months from acceptance of the application documents; the period of time taken by the issuer to submit supplementary materials or make correction to its application documents as instructed shall not be included in the three-month time limit; unsuccessful applicants shall be informed of the reason for non-approval.
Article 25. Where an application for issuance of securities is approved, the issuer shall announce the public offering documents in accordance with the provisions of the laws and administrative regulations prior to the public offering of securities and place such documents at a designated venue for inspection by the public.
Prior to disclosure of information pertaining to the issuance of securities in accordance with the provisions of the law, insiders shall not disclose or divulge such information.
Issuers shall not issue securities prior to announcement of the public offering documents.
Article 26. Upon approval of an application for issuance of securities and before the securities are issued, if the securities regulatory authorities of the State Council or the authorised department(s) of the State Council discover that the application does not satisfy the statutory requirements or procedures, the approval shall be revoked to halt the issuance of securities. Where the securities have been issued but not listed, the issuer shall, upon revocation of the approval, refund the issue price and interest computed based on bank interest rate for the same period to the securities holders; the sponsor shall bear joint liability with the issuer, unless it can prove that it is not at fault; where the controlling shareholders and the actual controlling party are at fault, they shall bear joint liability with the issuer.
Article 27. Where there is a change in the business and gains of the issuer after it has issued shares in accordance with the provisions of the law, the issuer shall bear the responsibility; the investment risks arising from such change shall be borne by the investors.
Article 28. Where the laws and administrative regulations provide that a public offering of securities to non-specific targets by an issuer is to be underwritten by a securities company, the issuer shall enter into an underwriting agreement with the securities company. Underwriting of securities may take the form of best efforts and firm commitment.
Best efforts shall refer to the underwriting method under which a securities company sells the securities on behalf of the issuer and returns all unsold securities to the issuer upon expiry of the underwriting period.
Fine commitment shall refer to the underwriting method under which a securities company purchases all the securities from the issuer based on the agreement or purchases the unsold securities upon the expiry of the underwriting period.
Article 29. Issuers proposing to make a public offering of securities shall have the right to appoint

a securities company of their choice to be the underwriter in accordance with the provisions of the law. Securities companies shall not engage in improper competition to solicit for securities underwriting business.

Article 30. Securities companies engaging in securities underwriting shall enter into a best efforts agreement or firm commitment agreement with the issuer to set out the following matters:

(1) name and address of the parties and their legal representative;

(2) type, quantity, amount and issue price of the securities underwritten on a best efforts or first commitment basis;

(3) the best efforts underwriting period or firm commitment underwriting period and the date of commencement and expiry;

(4) date and method of payment for best efforts underwriting or firm commitment underwriting;

(5) expenses and method of settlement of best efforts underwriting or firm commitment underwriting;

(6) default liability; and

(7) other matters stipulated by the securities regulatory authorities of the State Council.

Article 31. Securities companies engaging in securities underwriting shall verify the veracity, accuracy and completeness of the public offering documents; where the documents are found to contain fraudulent entries, misleading representation or major omission, selling activities shall not be conducted; where the selling activities have commenced, they shall be suspended forthwith and correction measures shall be adopted.

Article 32. Public offering of securities to non-specific targets which exceed RMB50 million in total par value shall be underwritten by a syndicate of underwriters; the syndicate of underwriters shall comprise the lead underwriter and securities companies participating in the underwriting.

Article 33. The maximum period for best efforts underwriting or firm commitment underwriting shall not exceed 90 days.

Securities companies shall ensure that the securities underwritten on a best efforts basis or firm commitment basis shall be sold to subscribers first during the best efforts underwriting period or firm commitment underwriting period; securities companies shall not reserve securities underwritten on a best efforts basis for themselves or buy securities purchased and retained under the firm commitment underwriting agreement.

Article 34. The issue price of shares issued at a premium shall be negotiated and determined by the issuer and the underwriters.

Article 35. Upon expiry of the best efforts underwriting period or firm commitment underwriting period, the issuance shall be deemed as unsuccessful if the shares sold to investors are below 70% of the proposed size of public share offering. The issuer shall refund the issue price and interest computed based on bank interest rate for the same period to the subscribers.

Article 36. Upon expiry of the best efforts underwriting or firm commitment underwriting period of a public share offering, the issuer shall file the outcome of share issuance with the securities regulatory authorities of the State Council within the stipulated period for records.

CHAPTER III — TRADING OF SECURITIES

SECTION I — GENERAL PROVISIONS

Article 37. The securities traded by the buyer and seller in a securities transaction shall be securities which are issued and delivered in accordance with the provisions of the law.

Securities which are not issued in accordance with the provisions of the law shall not be traded.

Article 38. Shares, corporate bonds and other securities which are issued in accordance with the provisions of the law shall not be traded within the moratorium on transfer stipulated by the law.

Article 39. Shares, corporate bonds and other securities issued by way of a public offering in accordance with the provisions of the law shall be listed and traded on stock exchanges established in accordance with the provisions of the law or on other securities trading venue approved by the State Council.

Article 40. Trading of securities listed on stock exchanges shall take the form of open centralised trading method or other methods approved by the securities regulatory authorities of the State Council.

Article 41. Securities traded by buyers and sellers may be in script form or other forms stipulated by the securities regulatory authorities of the State Council.

Article 42. Securities trading shall be in the form of spot transaction or other forms stipulated by the State Council.

Article 43. The personnel of stock exchanges, securities companies, securities registration and settlement organisations and the securities regulatory authorities and other personnel prohibited by the laws and administrative regulations from trading in shares shall not buy and sell shares directly or using an alias or hold shares in the name of another person or accept gifts of shares from others during their term of appointment or the statutory period.

The aforesaid personnel shall transfer such shares held by him/her in accordance with the provisions of the law prior to taking up an appointment of the aforesaid posts.

Article *44*. Stock exchanges, securities companies and securities registration and settlement organisations shall keep information of accounts opened and maintained by their customers confidential in accordance with the provisions of the law.

Article 45. A securities service organisation and its personnel involved in the issuance of an audit report, an asset valuation report or a legal opinion etc for a share issuance shall not buy or sell such shares within the underwriting period of the shares and within six months from the expiry of the underwriting period.

With the exception of the provisions in the preceding paragraph, a securities service organisation and its personnel involved in the issuance of an audit report, an asset valuation report or a legal opinion for a listed company shall not buy or sell the shares of the listed company during the period from its acceptance of the appointment by the listed company to the 6th day after the announcement of the aforesaid document(s).

Article 46. Securities transaction fees shall be reasonable and the fee items, rates and payment method shall be made public.

Fee items and rates of and administrative measures on securities transaction fees shall be standardised and stipulated by the relevant department(s) of the State Council.

Article 47. The gains made by a director, supervisor or senior management personnel of a listed company holding 5% of more of the shares of the listed company from selling shares of the company within six months from the purchase of such shares or buying shares of the company within six months from the sale of such shares shall belong to the company: the board of directors of the company shall collect such gains. However, an underwriter which holds 5% or more of the shares of a listed company from buying the unsold shares in accordance with the underwriting agreement shall not be subject to the six-month moratorium for selling of such shares.

Where the board of directors of the company fails to perform the duties stipulated in the preceding paragraph, the shareholders shall have the right to demand that the board of directors perform the duties within 30 days. Where the board of directors of the company fails to perform the duties within the aforesaid period, the shareholders shall have the right to file a lawsuit directly in their own name with a people's court to protect the interests of the company.

Where the board of directors of the company fails to perform the duties in accordance with the provisions of the first paragraph, the directors who are accountable shall bear joint liability in accordance with the provisions of the law.

SECTION 2 — LISTING OF SECURITIES

Article 48. An applicant applying for listing of securities shall submit its application to the stock exchange for examination and approval by the stock exchange in accordance with the provisions of the law and enter into a listing agreement with the stock exchange.

Stock exchanges shall arrange for listing of treasury bonds in accordance with the decision of the authorised department(s) of the State Council.

Article 49. An organisation which is qualified to act as a sponsor shall be appointed as a sponsor for listing applications for shares, convertible corporate bonds or other securities which require a sponsor as stipulated by the laws and administrative regulations.

The provisions of Article 11(2) and 11(3) shall apply to sponsors for listing applications.

Article 50. A company limited by shares applying for a listing of shares shall satisfy the following requirements:

(1) the shares have been approved by the securities regulatory authorities of the State Council and have been issued by way of a public offering;

(2) the total share capital of the company is not less than RMB30 million;

(3) shares issued by way of a public offering amount to 25% or more of the total number of shares of the company; or amount to 10% or more of the total number of shares of the company where the total share capital of the company exceeds RMB400 million; and

(4) its financial accounting documents in the past three years do not contain any fraudulent entries

and it has not committed a major violation of law.
The stock exchanges may stipulate listing requirements which are stricter than the aforesaid provisions and submit such listing requirements to the securities regulatory authorities of the State Council for approval
Article 51. The State encourages the listing of shares of companies which comply with the State industrial policies and satisfy listing requirements.
Article 52. Companies applying for share listing shall submit the following documents to the stock exchange:
(1) listing report;
(2) resolution of a shareholders' general meeting on application for share listing;
(3) articles of association of the company ;
(4) business licence of the company;
(5) financial accounting reports of the company for the past three years audited by an accounting firm in accordance with the provisions of the law;
(6) legal opinion and sponsor's letter for listing:
(7) the latest prospectus; and
(8) other documents as stipulated in the listing rules of the stock exchange.
Article 53. Upon examination and approval by the stock exchange of an application for share listing, the company which has entered into a listing agreement shall announce the relevant documents within the stipulated period and place such documents at a designated venue for inspection by the public.
Article 54. The company which has entered into a listing agreement shall, in addition to announcement of the documents stipulated in the preceding article, make announcement of the following matters:
(1) the date on which the shares are approved for trading on the stock exchange;
(2) the top ten shareholders of the company and their respective shareholding:
(3) the actual controlling party of the company; and
(4) name of the directors, supervisors and senior management personnel and then-respective holding of the company's shares and corporate bonds.
Article 55. Under any of the following circumstances, the stock exchange shall order the listed company to suspend the listing and trading of its shares:
(1) there are changes in the total share capital and shareholding distribution etc of the company which renders the company to be disqualified from listing;
(2) the company fails to announce its financial conditions in accordance with the provisions or has made fraudulent entries in its financial accounting reports which may mislead investors;
(3) the company has committed a major violation of law;
(4) the company has been making losses for the past three consecutive years; and
(5) other circumstances as stipulated in the listing rules of the stock exchange.
Article 56. Under any of the following circumstances, the stock exchange shall delist the listed company:
(1) there are changes in the total share capital and shareholding distribution etc of the company which renders the company to be disqualified from listing and the company is unable to reinstate its position to satisfy listing requirements within the stipulated period of time:
(2) the company fails to announce its financial conditions in accordance with the provisions or has made fraudulent entries in its financial accounting reports and refuses to make correction;
(3) the company has been making losses in the past three consecutive years and fail to turn profitable in the subsequent year thereafter:
(4) the company is dissolved or declared bankrupt; and
(5) other circumstances as stipulated in the listing rules of the stock exchange.
Article 57. A company applying for listing of its corporate bonds shall satisfy the following requirements:
(1) the term of corporate bonds shall be more than one year;
(2) the actual issue size of the corporate bonds shall not be less than RMB50 million; and
(3) the company continues to satisfy the statutory requirements for issuance of corporate bonds at the time of application for listing of corporate bonds.
Article 58. Companies applying for listing of corporate bonds shall submit the following documents to the stock exchange:

(1) listing report;
(2) resolution of the board of directors on application for listing of corporate bonds;
(3) articles of association of the company ;
(4) business licence of the company;
(5) method of offering of corporate bonds;
(6) actual issue size of corporate bonds; and
(7) other documents as stipulated in the listing rules of the stock exchange.

The sponsor's letter for listing shall be submitted for an application for listing of convertible corporate bonds.

Article 59. Upon examination and approval by the stock exchange of an application for listing of corporate bonds, the company which has entered into a listing agreement shall announce the listing documents and relevant documents within the stipulated period and place the application documents at a designated venue for inspection by the public.

Article 60. Under any of the following circumstances, the stock exchange shall suspend the trading of the listed corporate bonds:

(1) the company has committed a major violation of law:
(2) the company has experienced a major change which renders it to be unable to satisfy the listing requirements for corporate bonds;
(3) the proceeds from the offering of the corporate bonds were not used for the approved usage purpose(s);
(4) the obligations from the offering of the corporate bonds have not been performed accordingly; and
(5) the company has been making losses in the past two consecutive years.

Article 61. In the event of serious consequences resulting from an event set out in item (1) or item (4) of the preceding article or where the company fails to eliminate the circumstances set out in item (2), item (3) or item (5) within the stipulated period, the stock exchange shall delist the corporate bonds.

In the event that the company is dissolved or declared bankrupt, the stock exchange shall delist the corporate bonds.

Article 62. Companies which object to the decision of a stock exchange on non-approval of listing, suspension of trading or delisting may apply to the review organisation established by the stock exchange for a review.

SECTION 3 — CONTINUING INFORMATION DISCLOSURE

Article 63. Information disclosure by issuers and listed companies made in accordance with the provisions of the law shall be true, accurate and complete and shall not contain false information, misleading representation or major omission.

Article 64. Upon approval of public offering of shares by the securities regulatory authorities of the State Council in accordance with the provisions of the law or upon approval of public offering of corporate bonds by the authorised department(s) of the State Council in accordance with the provisions of the law, the prospectus for share listing or the method of offering of corporate bonds shall be announced. The financial accounting report shall also be announced for a public offering of new shares or corporate bonds made in accordance with the provisions of the law.

Article 65. Listed companies shall submit interim reports which contain the following information to the securities regulatory authorities of the State Council and the stock exchange within two months from the end of the first half-year of each accounting year and announce such reports:

f 1) the financial accounting report and business report of the company:
(2) major lawsuit(s) involving the company;
(3) changes in existing shares and corporate bonds;
(4) important matters submitted to a shareholders' general meeting for consideration; and,
(5) other matters stipulated by the securities regulatory authorities of the State Council.

Article 66. Listed companies shall submit annual reports which contain the following information to the securities regulatory authorities of the State Council and the stock exchange within four months from the end of each accounting year and announce such reports:

(1) company profile;
(2) financial accounting report and business report of the company;
(3) profile of the directors, supervisors and senior management personnel and their shareholdings;

(4) information on existing shares and corporate bonds, including the top ten shareholders of the company and their respective shareholding;
(5) the actual controlling party of the company: and
(6) other matters stipulated by the securities regulatory authorities of the State Council.
Article 67. Upon the occurrence of a significant event which may have a relatively large impact on the share trading prices of a listed company and which the investors are not aware of, the listed company shall submit an ad hoc report to the securities regulatory authorities of the State Council and the stock exchange on the relevant information of such significant event and make an announcement to explain the cause, current situation and possible legal consequences.
The following circumstances shall be deemed as a significant event described in the preceding paragraph:
(1) a significant change in the business direction and scope of operations of the company;
(2) decision on major investment and major asset acquisition of the company;
(3) conclusion of an important contract by the company which may have significant influence on the assets, liabilities, rights and interests and business outcome of The company;
(4) the company runs into major debts or defaults on major debts;
(5) the company incurs serious losses or damages;
(6) there is a significant change in the external conditions for production and business operations of the company;
(7) there is a change of director or manager or one-third and above of the number of supervisors;
(8) relatively significant changes to the shareholding of shareholders who hold 5% or more of the shares of the company or to the controlling stake of the actual controlling party;
(9) decision on reduction in capital, merger, division, dissolution and application for bankruptcy;
(10) the company is involved in a major lawsuit or a resolution of a shareholders' general meeting or the board of directors is rescinded or declared null and void in accordance with the provisions of the law;
(11) the company is alleged to have committed a criminal offence and is under investigation by the judicial authorities or a director, supervisor or senior management personnel of the company is alleged to have committed a criminal offence and is subject to mandatory measures; and
(12) other matters stipulated by the securities regulatory authorities of the State Council.
Article 68. The directors and senior management personnel of a listed company shall make written endorsement on the regular reports of the company.
The board of supervisors of a listed company shall review the company's regular reports prepared by the board of directors and issue review opinion in writing.
The directors, supervisors and senior management personnel of a listed company shall ensure the veracity, accuracy and completeness of information disclosure by the listed company.
Article 69. Where the prospectus for share listing, method of offering of corporate bonds, financial accounting report, listing report, annual report, interim report, ad hoc report and other information disclosure made by an issuer or a listed company contains fraudulent information, misleading representation or major omission which causes the investors to suffer losses in securities transactions, the issuer or listed company shall bear compensation liability; the directors, supervisors, senior management personnel of the issuer or the listed company, other personnel who are directly accountable and the sponsor and underwriter(s) shall bear joint liability for compensation with the issuer or the listed company, unless they can prove that they are not at fault; where the controlling shareholder(s) or actual controlling party of the issuer or the listed company is/are at fault, they shall bear joint liability with the issuer or the listed company.
Article 70. Information disclosure required by the provisions of the law shall be published on the media designated by the securities regulatory authorities of the State Council and placed at the address of the company and the stock exchange for inspection by the public.
Article 71. The securities regulatory authorities of the State Council shall monitor the annual reports, half-year reports, ad hoc reports and announcements of listed companies, issue or placement of new shares by listed companies, and the conduct of the controlling shareholders and persons responsible for information disclosure of listed companies.
The securities regulatory authorities, stock exchanges, sponsors, underwriters and their personnel shall not divulge the contents of the announcements which are required to be made by them in accordance with the provisions of the laws and administrative regulations.

Article 72. Decisions by a stock exchange to suspend or delist securities shall be announced promptly and filed with the securities regulatory authorities of the State Council for records.

Section 4 — Prohibited Trading Behavior

Article 73. Insider trading and securities trading by persons who obtain insider information illegally shall be prohibited.

Article 74. Insiders shall include:

(1) the directors, supervisors and senior management personnel of an issuer;

(2) shareholders who hold 5% or more of the shares of the company, the directors, supervisors, senior management personnel of the company, the actual controlling party of the company and its directors, supervisors and, senior management personnel;

(3) companies controlled by the issuer and the directors, supervisors and senior management personnel of such companies;

(4) persons who have access to the relevant insider information in the course of their work;

(5) personnel of the securities regulatory authorities and other personnel who have statutory duties to carry out administration of issuance and trading of securities;

(6) personnel of the sponsors, underwriter(s), stock exchanges, securities registration and settlement organisations and securities services organisations; and

(7) other persons stipulated by the securities regulatory authorities of the State Council.

Article 75. Insider information shall refer to information relating to the business operations and financial status or price-sensitive information which is yet to be announced.

The following information shall be classified as insider information:

(1) information relating to significant matters set out in Article 67(2);

(2) information on dividend distribution plan or plan for capital increase of the company;

(3) information on significant changes in equity structure of the company;

(4) information on significant changes in debt guarantee of the company;

(5) information on the pledging, disposal or scrapping of more than 30% of the main business assets of the company;

(6) information on the compensation liability for serious damages caused by a director, supervisor or senior management personnel;

(7) information on the relevant scheme for acquisition of the listed company; and

(8) other important information deemed by the securities regulatory authorities of the State Council to have significant impact on securities trading prices.

Article 76. Insiders and persons who obtain insider information illegally shall not buy or sell securities of the company before the insider information is made public or divulge such information or procure others to boy or sell such securities.

Where the acquisition of shares of a listed company by natural persons, legal persons or other organisations holding 5% or more of the shares of the company solely or jointly with others through an agreement or other arrangements is provided otherwise in this Law. such provisions shall prevail.

Where an act of insider trading causes the investors to suffer losses, the doer shall bear compensation liability in accordance with the provisions of the law.

Article 77, Manipulation of the securities market in the following manners shall be

(1) optimise advantages of funding, shareholding or access to information to make joint or successive transactions independently or through conspiracy so as to manipulate securities trading prices or securities trading volume;

(2) conspire with others to carry out mutual trading of securities at an agreed time, price and method to influence securities trading prices or securities trading volume;

(3) carrying out securities trading between accounts controlled by the same person to influence securities trading prices or securities trading volume; and

(4) manipulation of the securities market through other means.

Where the manipulation of the securities market causes the investors to suffer losses, the doer shall bear compensation liability in accordance with the provisions of the law.

Article 78. State officials, media personnel and the relevant personnel shall be prohibited from fabricating or distributing fraudulent information to disrupt the order of the securities market.

Stock exchanges, securities companies, securities registration and settlement organisations, securities services organisations and their personnel as well as the securities industry association, securities regulatory authorities and their personnel shall be prohibited from making fraudulent

representation or misleading information in securities trading.
All media shall distribute information relating to the securities market in a truthful and objective manner and shall be prohibited from distributing misleading information.
Article 79. Securities companies and their personnel shall not engage in the following activities which are harmful to the interests of their clients:
(1) carry out securities trading against the orders of clients;
(2) failure to provide written confirmation of transaction within the stipulated period;
(3) misappropriate securities bought or sold on behalf of a client or funds in a client's account;
(4) buy or sell securities arbitrarily without a client's authorisation or buy or sell securities under the pretext of a client's name;
(5) induce a client to carry out unnecessary securities transactions so as to earn commission;
(6) use the media or other means to provide or distribute information which misleads the investors; and
(7) acting against the true intention of the clients and commit other acts which are harmful to the interests of the clients.
Where a client suffers damages as a result of such fraud, the doer shall bear compensation liability in accordance with the provisions of the law.
Article 80. Legal persons shall be prohibited from illegal use of others' accounts to carry out securities trading; legal persons shall be prohibited from lending their own account or others' accounts.
Article 81. Widening of financing channels for listing shall be conducted in accordance with the provisions of the law and illegal capital inflow into the stock market shall be prohibited.
Article 82. Misappropriation of public funds for buying and selling of securities shall be prohibited.
Article 83. State-owned enterprises and State-controlled enterprises shall comply with the relevant State provisions on buying and selling of listed shares.
Article 84. Stock exchanges, securities companies, securities registration and settlement organisations, securities service organisations and their personnel shall report prohibited trading behavior to the securities regulatory authorities promptly.
CHAPTER IV — ACQUISITION OF LISTED COMPANIES
Article 85. Investors may acquire listed companies through acquisition offers or by way of negotiated acquisition or via other legitimate means.
Article 86. Where an investor has attained a 5% shareholding in a listed company through securities trading on a stock exchange or holds 5% of the shares of a listed company as a joint shareholder through an agreement or other arrangements, the investor shall submit a written report to the securities regulatory authorities of the State Council and stock exchange within three days, notify the listed company and make an announcement; the investor shall not buy or sell the shares of the listed company within the aforesaid period.
Where an investor has attained a 5% shareholding in a listed company through securities trading on a stock exchange or holds 5% of the issued share capital of a listed company as a joint shareholder through an agreement or other arrangements, the investor shall make a report and announcement in accordance with the aforesaid provisions each time for a change of 5% in shareholding. The investor shall not buy shares of the listed company during the reporting period and within two days after making the report and announcement.
Article 87. The written report and announcement made in accordance with the provisions of the preceding article shall include the following contents:
(1) name and address of the shareholder;
(2) description and quantity of the shares held; and
(3) the date on which the shareholding or change in shareholding reaches the statutory ratio.
Article 88. Where an investor which has attained a 30% shareholding in a listed company through securities trading on a stock exchange or holds 30% of the issued share capital of a listed company as a joint shareholder through an agreement or other arrangements continues to acquire shares in the listed company, the investor shall make an offer to all shareholders of the listed company in accordance with the provisions of the law for a complete or partial acquisition of shares of the listed company.
An offer for partial acquisition of a listed company shall state that in the event that the number of shares undertaken to be sold by the shareholders of the company exceeds the proposed number of

shares to be acquired, the offeror shall make an acquisition based on the ratio.
Article 89. An offeror who makes an acquisition offer in accordance with the provisions of the preceding article shall submit an acquisition report which states the following information to the securities regulatory authorities of the State Council in advance:
(1) name and address of the offeror;
(2) decision of the offeror on the acquisition;
(3) name of the target listed company;
(4) purpose of acquisition;
(5) description of the shares to be acquired and the proposed number of shares to be acquired;
(6) offer period and offer price;
(7) the amount of funds required for the acquisition and funding assurance; and
(8) the percentage of shareholding in the issued share capital of the target company at the time of submission of the acquisition report.
The offeror shall submit the acquisition report to the stock exchange simultaneously.
Article 90. The offeror shall announce the acquisition offer within 15 days from submission of the acquisition report in accordance with the provisions of the preceding article. If the securities regulatory authorities of the State Council discover during the aforesaid period that the acquisition report does not comply with the provisions of the laws and administrative regulations, it shall inform the offeror promptly and the offeror shall not announce the acquisition offer.
The offer period for an acquisition offer shall not be less than 30 days and shall not exceed 60 days.
Article 91. The offeror shall not retract the acquisition offer during the period of undertaking specified in the acquisition offer. Where a change to the acquisition offer is necessary, the offeror shall submit a report to the securities regulatory authorities of the State Council and the stock exchange to obtain prior approval and make an announcement upon obtaining the approval
Article 92. The terms of an acquisition offer shall apply to all shareholders of the target company.
Article 93. In the event of an acquisition offer, the offeror shall not sell the shares of the target company or purchase the shares of the target company during the period of acquisition in forms other than those stipulated in the offer or under terms better than the offer terms.
Article 94. In the event of a negotiated acquisition, the offeror may carry out share transfers with shareholders of the target company by way of agreements in accordance with the provisions of laws and administrative regulations.
In the event of a negotiated acquisition of a listed company, the offeror shall submit a written report on the acquisition agreement within three days from conclusion of the agreement to the securities regulatory authorities of the State Council and the stock exchange and make an announcement.
The acquisition agreement shall not be performed prior to the announcement being made.
Article 95. The parties to an acquisition agreement may appoint a securities registration and settlement organisation to take custody of the shares under the agreement and deposit the funds with a designated bank.
Article 96. In the event of a negotiated acquisition where the offeror who has acquired a 30% shareholding in a listed company or holds 30% of the issued share capital of a listed company as a joint shareholder through an agreement or other arrangements continues to acquire the shares, the offeror shall make an offer to all the shareholders of the listed company for a complete or partial acquisition of the shares of the listed company; unless the securities regulatory authorities of the State Council has waived the requirement for making such an offer.
The offeror shall comply with the provisions of Articles 89 to 93 in making an acquisition offer in accordance with the provisions of the preceding article.
Article 97. If the shareholding structure of the acquired company no longer satisfies listing requirements following the expiry of the acquisition period, the shares shall be delisted by the stock exchange in accordance with the provisions of the law; the other shareholders who hold shares of the acquired company shall have the right to sell their shares to the offeror under the terms of the acquisition offer and the offeror shall acquire such shares.
An acquired company which does not satisfy the requirements for a company limited by shares following the completion of an acquisition shall complete change of enterprise formalities in accordance with the provisions of the law.
Article 98. The shares of a listed company acquired by an offeror shall be subject to a 12-month

moratorium on transfer upon completion of the acquisition.
Article 99. In the event that the offeror is merged with the acquired company following the completion of the acquisition, the original shares of the dissolved company shall be changed by the offeror in accordance with the provisions of the law.
Article 100. An offeror shall submit an acquisition report to the securities regulatory authorities of the State Council and the stock exchange within 15 days from completion of the acquisition and make an announcement.
Article 191. Acquisition of shares of a listed company held by State-authorised investment organisations shall be approved by the relevant authorities in accordance with the provisions of the State Council.
The securities regulatory authorities of the State Council shall formulate the specific measures on acquisition of listed companies in accordance with the principle of this Law.
CHAPTER V — STOCK EXCHANGES
Article 102. Stock exchanges are self-governing legal persons which provide the venue and facilities for centralised trading of securities and responsible for organising and supervising securities trading.
Establishment and dissolution of a stock exchange shall be determined by the Stats Council.
Article 103. A set of articles of association shall be formulated for the establishment of a stock exchange. Formulation and revision of the articles of association of a stock exchange shall require the approval of the securities regulatory authorities of the State Council.
Article 104. The wordings "stock exchange" shall be included in the name of a stock exchange. No other organisation or individual may use the name of a stock exchange or a name which is similar to the name of a stock exchange.
Article 105. Stock exchanges may allocate their income and expenses and the funds shall be used to ensure normal operations of the venue and facilities for securities trading and improvement to the venue and facilities.
The assets of a stock exchange which implements a membership system shall belong to the members and the members shall enjoy the rights and interests thereto; the assets shall not be distributed to the members while the stock exchange is in operation.
Article 106. A stock exchange shall establish a council.
Article 107. A stock exchange shall appoint a general manager; the securities regulatory authorities of the State Council shall be responsible for the appointment or dismissal of the general manager of a stock exchange.
Article 108. The following persons or the persons stated in Article 147 of the *Company Law of the People's Republic of China* shall not be appointed as the person-in-charge of a stock exchange:
(1) the person-in-charge of a stock exchange or securities registration and settlement organisation or a director, supervisor or senior management personnel of a securities company who was dismissed for having committed an illegal conduct or disciplinary violation and a period of five years has not lapsed since the date of dismissal; and
(2) a lawyer, certified public accountant or professional personnel of an investment consultancy organisation, financial consultancy organisation, credit rating organisation or capital verification organisation who has his/her professional qualifications revoked for having committed an illegal act or disciplinary violation and a period of five years has not lapsed since the date of revocation of qualifications.
Article 109. Personnel of a stock exchange, securities registration and settlement organisation, securities service organisation or securities company who were dismissed for having committed an illegal act or disciplinary violation and personnel and personnel of State departments who were dismissed shall not be employed by stock exchanges.
Article 110. Only the members of a stock exchange can participate in centralised trading on the stock exchange.
Article 111. A securities trading entrustment agreement shall be concluded between an investor and a securities company; the investor shall open a securities trading account with the securities company and instruct the securities company to buy and sell securities on its behalf through telephone instructions or other means.
Article 112. Securities companies shall submit a declaration of securities transaction based on the order of an investor and in accordance with the securities trading rules, participate in centralised trading on the stock exchange and assume the corresponding liability for settlement and delivery

based on the trading outcome. The securities registration and settlement organisations shall carry out settlement and delivery of securities and funds with the securities companies based on the trading outcome and in accordance with the settlement and delivery rules, and handle registration and transfer formalities for the clients of the securities companies.
Article 113. Stock exchanges shall ensure secured and equitable centralised trading, announce real time market information for securities trading, and formulate and publish a market chart for each market day.
No organisation or individual shall publish real time securities trading information without the consent of the stock exchange.
Article 114, Where the occurrence of a sudden event affects the normal conduct of securities trading, the stock exchange may take measures to suspend trading for technical failure; in the event of a force majeure event or as a bid to safeguard the normal order of securities trading, the stock exchange may decide to suspend the market temporarily.
A stock exchange which decides on a suspension of trading for technical failure or a temporary suspension of the market shall report to the securities regulatory authorities of the State Council promptly.
Article 115. Stock exchanges shall monitor securities trading at all times and submit reports on irregular trading behaviour in accordance with the requirements of the securities regulatory authorities of the State Council.
Stock exchanges shall supervise prompt and accurate information disclosure by listed companies and the relevant persons liable for making information disclosure in accordance with the provisions of the law.
Stock exchanges may, based on the actual need, impose restrictions on trading by securities accounts which display significant irregularity in trading and file records with the securities regulatory authorities of the State Council accordingly.
Article 116 Stock exchanges shall contribute a certain percentage of the trading fees and membership dues collected to establish a risk fund. The risk fund shall be managed by the council of the stock exchange.
The specific ratio for contribution to the risk fund and its usage shall be formulated jointly by the securities regulatory authorities of the State Council and the finance administration authorities of the State Council.
Article 117. Stock exchanges shall deposit the risk fund into a designated bank account and shall not use the risk fund arbitrarily.
Article 118. Stock exchanges shall formulate listing rules, trading rules, membership rules and other relevant rules in accordance with the provisions of securities laws and administrative regulations and submit the rules to the securities regulatory authorities of the State Council for approval.
Article 119. The person-in-charge and other personnel of a stock exchange shall withdraw from handling a securities transaction in which he/she or any of his/her family members is an interested party.
Article 120. The trading outcome of a securities transaction carried out in accordance with the trading rules promulgated in accordance with the provisions of the law shall not be varied. The civil liability of the parties to an illegal transaction shall not be waived; gains on illegal transactions shall be dealt with pursuant to the relevant provisions.
Article 121. Stock exchange personnel engaging in securities trading in violation of the relevant trading rules of the stock exchange shall be subject to disciplinary action issued by the stock exchange; where the case is serious, the qualifications of the personnel shall be revoked and they shall be prohibited from securities trading.
CHAPTER VI — SECURITIES COMPANIES
Article 122. Establishment of securities companies shall be subject to examination and approval by the securities regulatory authorities of the State Council. No organisation or individual shall engage in securities business without obtaining approval of the securities regulatory authorities of the State Council.
Article 123. Securities companies referred to in this Law shall mean limited liability companies or companies limited by shares established in accordance with the provisions of the *Company Law of the People's Republic of China* and this Law to engage in securities
business.

Article 124. Establishment of securities companies shall satisfy the following requirements:
(1) the articles of association of the company shall comply with the provisions of laws and administrative regulations:
(2) the principal shareholder(s) shall be profitable in consecutive periods and reputable, has/have not committed any major violation in the past three years and has/have net assets of not less than RMB200 million;
(3) the registered capital of the company shall comply with the provisions of this Law;
(4) the directors, supervisors and senior management personnel shall be qualified for their appointment and the employees shall possess qualifications to work in the securities industry;
(5) the company has a comprehensive risk management and internal control system;
(6) the company has qualified business premises and operational facilities; and
(7) the application satisfies other requirements stipulated by the laws and administrative regulations and the securities regulatory' authorities of the State Council.
Article 125. Subject to approval of the securities regulatory authorities of the State Council, a securities company may engage in all or some of the following businesses:
(1) securities brokerage;
(2) securities investment consultancy;
(3) financial consultancy relating to securities trading and securities investment activities;
(4) securities underwriting and sponsoring;
(5) self-operated securities business;
(6) securities asset management; and
(7) other securities businesses.
Article 126. The wordings "securities limited liability company" or "securities company limited by shares" shall be included in the name of a securities company.
Article 127. The registered capital of securities companies engaging in businesses set out in Article 125(1) to (3) shall not be less than RMB50 million; the registered capital of securities companies engaging in businesses set out in Article 125(4) to (7) shall not be less than RMB100 million; the registered capital of securities companies engaging in two or more businesses set out in Article 125(4) to (7) shall not be less than RMB500 million; the registered capital of securities companies shall be fully paid-up.
The securities regulatory authorities of the State Council may adjust the minimum amount of registered capital based on the principle of prudential supervision and the risk extent of the business, provided that the adjusted amount shall not be lower than the relevant amount provided in the preceding paragraph.
Article 128. The securities regulatory authorities of the State Council shall conduct an examination and make a decision on approval or non-approval based on the principle of prudential supervision and in accordance with the statutory requirements and procedures within six months from acceptance of an application for incorporation of a securities company and notify the applicant; unsuccessful applicants shall be informed of the reason for non-approval.
Upon approval of an application for incorporation of a securities company, the applicant shall complete incorporation registration with the company registration authorities and obtain a business licence within the stipulated period.
A securities company shall apply for a securities business permit with the securities regulatory authorities of the State Council within 15 days from obtaining the business licence. The securities company shall not engage in securities businesses before obtaining a securities business permit.
Article 129. Approval of the securities regulatory authorities of the State Council is required for the incorporation of a securities company, acquisition or revocation of a branch, change in the scope of business or registered capital, change in the shareholders or actual controlling party who/which holds 5% or more of the shares, amendment to major clauses in the articles of association of the company, merger, division, change in company structure, closure, dissolution and bankruptcy.
Approval of the securities regulatory authorities of the State Council is required for the establishment or acquisition of overseas securities firms or equity participation in overseas securities firms.
Artiele 130. The securities regulatory authorities of the State Council shall stipulate risk control indexes such as the net assets, ratio of net assets to liabilities, ratio of net capital to net assets, ratio

of net capital to scale of self-operated business, underwriting and asset management etc, ratio of liabilities to net asset and ratio of current assets to current liabilities of securities companies.
Securities companies shall not provide financing or guarantee for their shareholders or related parties of the shareholders.

Article 131. The directors, supervisors and sensor management personnel of securities companies shall be honest, practise good conduct, be familiar with the provisions of securities laws and administrative regulations, possess business management abilities to perform their duties and shall obtain the relevant qualifications stipulated by the securities regulatory authorities of the State Council before taking up the post.

The following persons or persons stated in Article 147 of the *Company Law of the People's Republic of China* shall not be appointed as a director, supervisor or senior management personnel of a securities company:

(1) the person-in-charge of a stock exchange or securities registration and settlement organisation or a director, supervisor or senior management personnel of a securities company who was dismissed for having committed an illegal conduct or disciplinary violation and a period of five years has not lapsed since the date of dismissal: and

(2) a lawyer, certified public accountant or professional personnel of an investment consultancy organisation, financial consultancy organisation, credit rating organisation or capital verification organisation who has his/her professional qualifications revoked for having committed an illegal act or disciplinary violation and a period of five years has not lapsed since the date of revocation of qualifications.

Article 132. Personnel of a stock exchange, securities registration and settlement organisation, securities service organisation or securities company who were dismissed for having committed an illegal act or disciplinary violation and personnel and personnel of State departments who were dismissed shall not be employed by stock exchanges,

Article 133. Personnel of State authorities and other personnel prohibited by the laws and administrative regulations to hold concurrent position in a company shall not hold concurrent position in a securities company.

Article 134. A securities investors protection fund shall be established by the State. The securities investors protection fund shall comprise funds contributed by the securities companies and other funds raised in accordance with the provisions of the law. The specific measures on fund raising, management and usage of the securities investors protection fond shall be formulated by the State Council.

Article 135. Securities companies shall contribute a certain percentage of their post-tax profits to a trading risk reserve which will be used for recovery of securities trading losses; the specific measures on contribution shall be formulated by the securities regulatory authorities of the State Council.

Article 136. Securities companies shall establish a proper internal control system and adopt effective separation measures to prevent conflict of interests between the company and its clients and conflict of interests between the clients.

Securities companies shall separate their securities brokerage business, securities underwriting business, securities self-operated business and securities asset management business; mixed operations shall not be allowed.

Article 137. The self-operated business of a securities company shall be conducted in its own name and shall not be conducted in the name of others or in the name of an individual.

The self-operated business of a securities company shall use its own funds and funds raised in accordance with the provisions of the law.

Securities companies shall not sublet their self-operated account.

Article 138. Securities companies shall have the rights to operate independently in accordance with the provisions of the law and their legitimate operations shall not be interfered with.

Article 139. The trading settlement funds of the clients of a securities company shall be deposited with a commercial bank and in individual accounts opened in the name of the respective clients. The specific measures and implementation procedures shall be formulated by the State Council.

Securities companies shall not embezzle the trading settlement funds and securities of their clients. No organisation or individual shall misappropriate the trading settlement funds and securities of their clients. Where a securities company is bankrupt or under liquidation, the trading settlement

funds and securities of their clients shall not be classified under bankruptcy assets or liquidation assets. The trading settlement funds and securities of a client shall not be sealed up, frozen, deducted or enforced, unless for the client's own debts or under other circumstances provided by the laws.

Article 140. Securities companies engaging in brokerage business shall provide a standardised letter of entrustment for securities trading for use by the principals. Entrustment records shall be kept for other forms of entrustment.

Securities companies shall keep records of securities trading entrustment by their clients for the stipulated period, regardless if the deal is completed.

Article 141. A securities company being entrusted to trade securities shall trade on behalf of the client in accordance with the trading rules and based on the description, buy or sell quantity, price offering method and price range etc set out in the letter of entrustment and shall keep proper records of trading. Upon completion of a deal, a trading slip shall be delivered to the client.

The reconciliation statement which confirms a transaction and the trading outcome for each transaction shall be made truthfully and verified by an examination personnel who has not handled the transaction to ensure consistency between the book value balance of the securities and actual holding of the securities.

Article 142. Securities companies providing financing and securities lending services for their clients in securities transactions shall comply with the provisions of the State Council and obtain the approval of the securities regulatory authorities of the State Council.

Article 143. Securities companies engaging in brokerage business shall not accept discretionary orders of the clients to decide on securities trading, select the types of securities or decide on buying or selling quantity or buying or selling price.

Article 144. Securities companies shall not give undertaking in any form to the clients in respect of the gains on securities trading or compensation of securities trading losses.

Article 145. A securities company and its personnel shall not accept entrustment for securities trading in private without going through the business premises of the securities company established in accordance with the provisions of the law.

Article 146. Where the personnel of a securities company violates the trading rules when executing the instructions of the securities company or abuse their official powers in a securities transaction, the securities company shall assume all liabilities.

Article 147. Securities companies shall keep all information on account opening, entrustment records, trading records, internal management and business operations properly. Such records shall not be concealed, forged, tampered with or destroyed. The aforesaid information shall be kept for a period of not less than 20 years.

Article 148. Securities companies shall submit their business and financial information and materials to the securities regulatory authorities of the State Council in accordance with the provisions. The securities regulatory authorities of the State Council shall have the right to demand that a securities company and its shareholders and actual controlling party to provide the relevant information and materials within a stipulated period.

Securities companies and their shareholders and actual controlling party shall submit true, accurate and complete information and materials to the securities regulatory authorities of the State Council.

Article 149. The securities regulatory authorities of the State Council may, where it deems necessary, appoint an accounting firm and an asset valuation organisation to conduct an audit of the financial status and internal control status or valuation of the assets of a securities company. The specific measures shall be formulated jointly by the securities regulatory authorities of the State Council and the relevant authorities.

Article 150. Where the net assets or any other risk control indexes of a securities company do not comply with the provisions, the securities regulatory authorities of the State Council shall order the securities company to make correction within a stipulated period; where correction is not made within the stipulated period or the non-compliance has a serious impact on the steady operations of the securities company or the rights and interests of the clients, the securities regulatory authorities of the State Council may adopt the following measures based on the circumstances:

(1) impose restrictions on the business activities; order suspension of some of the businesses and suspend the approval for new businesses;

(2) suspend approval for establishment or acquisition of new business branches;

(3) impose restriction on distribution of bonus shares and impose restriction on payment of remuneration and provision of incentives to the directors, supervisors and senior management personnel;
(4) impose restriction on transfer of assets or creation of other rights on the assets;
(5) order that the directors, supervisors and senior management personnel be changed or impose restrictions on their rights;
(6) order that the controlling shareholders transfer their shareholding or impose restriction on exercise of shareholder's rights; and
(7) revocation of the relevant business permit(s).
Upon restructuring of a securities company, the securities company shall submit a report to the securities regulatory authorities of the State Council. The securities regulatory authorities of the State Council shall remove the relevant measure(s) stipulated in the preceding paragraph within three days from acceptance and examination if the securities company complies with the relevant risk control index(es).
Article 151. A shareholder of a securities company who made false capital contribution or withdrew capital contribution shall be ordered by the securities regulatory authorities of the State Council to make correction and may be ordered to transfer his/her shareholding in the securities company.
Prior to correction of the illegal act or transfer of shareholding by the aforesaid shareholder, the securities regulatory authorities of the State Council may impose restriction on his/her shareholder's rights.
Article 152. Where a director, supervisor or senior management personnel of a securities company fails to perform due diligence and causes the securities company to commit a major violation or be exposed to significant risks, the securities regulatory authorities of the State Council may revoke his/her qualifications and order the company to remove the director, supervisor or senior management personnel.
Article 153. Where a securities company engages in illegal operations or is exposed to significant risks which brought a serious impact on the order of the securities market or harm to the rights and interests of the investors, the securities regulatory authorities of the State Council may order the securities company to suspend operations for restructuring and appoint a receiver for the securities company or order dissolution of the securities company or take other control measures.
Article 154. During the period in which the operations of a securities company is suspended for restructuring or the period in which the securities company is placed under receivership or being liquidated in accordance with the provisions of the law or when a securities company is subject to significant risks, the securities regulatory authorities of the State Council may take the following measures on the directors, supervisors and senior management personnel and other personnel who are directly accountable:
(1) inform the outbound Customs to stop such persons from leaving China; and
(2) apply to the judicial authorities to prohibit removal or transfer of assets or disposal of the assets in other means or creation of other rights on the assets.

CHAPTER VII — SECURITIES REGISTRATION AND SETTLEMENT ORGANISATIONS

Article 155. Securities registration and settlement organisations shall be non-profit-orientated legal persons providing centralised registration, custody and settlement services for securities trading.
Establishment of securities registration and settlement organisations shall be subject to the approval of the securities regulatory authorities of the State Council.
Article 156. Establishment of a securities registration and settlement organisation shall satisfy the following requirements:
(1) the organisation's own funds shall not be less than RMB200 million;
(2) the organisation has the premises and facilities necessary for securities registration, custody and settlement services:
(3) the principal management personnel and employees shall possess the qualifications to work in the securities industry; and
(4) other requirements stipulated by the securities regulatory authorities of the State Council.
The wordings "securities registration and settlement" shall be included in the name of a securities registration and settlement organisation.
Article 157. Securities registration and settlement organisations shall perform the following

duties:

(1) establishment of securities accounts and settlement accounts;
(2) custody and transfer of securities;
(3) registration in the register of securities holders:
(4) settlement and delivery of listed securities traded;
(5) allotment of securities rights and interests of securities upon entrustment by the issuer;
(6) handling queries related to the aforesaid businesses; and
(7) other businesses approved by the securities regulatory authorities of the State Council.

Article 158. A unified operational method shall be adopted for securities registration and settlement nationwide.

Securities registration and settlement organisations shall formulate their articles of association and business rules in accordance with the provisions of the law and submit them to the securities regulatory authorities of the State Council for approval.

Article 159. All listed securities held by securities holders shall be held in custody by securities registration and settlement organisations.

Securities registration and settlement organisations shall not misappropriate the securities of their clients.

Article 160. Securities registration and settlement organisations shall provide the register of securities holders and the relevant information to the securities issuer.

Securities registration and settlement organisations shall confirm the fact of securities holding by the securities holder based on the outcome of securities registration and settlement and provide registration information of the securities holder.

Securities registration and settlement organisations shall ensure that the records in the register of securities holders and register of transfers are true, accurate and complete and the records shall not be concealed, forged, tampered with or destroyed.

Article 161. Securities registration and settlement organisations shall adopt the following measures to ensure normal conduct of business:

(1) implement the requisite service facilities and comprehensive data security measures;
(2) implement proper business, financial and security management systems; and
(3) implement a proper risk management system.

Article 162. Securities registration and settlement organisations shall keep the original certificates and the relevant documents and information on registration, custody and settlement properly for a period of not less than 20 years.

Article 163. Securities registration and settlement organisations shall set up a settlement risk fund which shall be used to make advance payment or make up for the losses of the securities registration and settlement organisation arising from a default on delivery, technical fault, operational malfunction or a force majeure event.

Securities registration and settlement organisations shall contribute a certain percentage of their business income and gains to the securities settlement risk fund; settlement participants may contribute a certain percentage based on the securities trading volume.

The measures on fund raising and management of the securities settlement risk fond shall be formulated jointly by the securities regulatory authorities of the State Council and the finance administration authorities of the State Council.

Article 164. The securities settlement risk fund shall be deposited into a designated bank account and shall be administered individually.

Upon making compensation using the risk fund, the securities registration and settlement organisation shall seek recourse from the persons liable.

Article 165. Dissolution of a securities registration and settlement organisation shall be subject to the approval of the securities regulatory authorities of the State Council.

Article 166. Investors who commission a securities company to carry out securities trading shall apply for the opening of a securities account. The securities registration and settlement organisations shall open securities accounts in the name of the respective investors in accordance with the provisions.

Investors applying for the opening of a securities account shall product legal proof of Chinese citizenship or Chinese legal person qualifications, unless otherwise stipulated by the State,

Article 167. Securities registration and settlement organisations providing net settlement services for securities transactions shall require the settlement participants to delivery the securities and

funds in full based on the principle of delivery versus payment, and provide delivery guarantee. Prior to completion of delivery, the securities, funds and collateral used for delivery shall not be applied.

Where a settlement participant fails to perform delivery obligations on time, the securities registration and settlement organisation shall have the right to deal with the aforesaid property in accordance with the business rules.

Article 168. Settlement funds and securities collected by the securities registration and settlement organisations in accordance with the business rules shall be deposited in designated settlement and delivery accounts and shall only be used for settlement and delivery for completed securities transactions in accordance with the business rules; and shall not be enforced.

CHAPTER VIII — SECURITIES SERVICES ORGANISATIONS

Article 169. Investment consultancy organisations, financial consultancy organisations, credit rating organisations, asset valuation organisations and accounting firms providing securities services shall be subject to approval by the securities regulatory authorities of the State Council and the relevant authorities.

The measures on examination and approval and administration of investment consultancy organisations, financial consultancy organisations, credit rating organisations, asset valuation organisations and accounting firms providing securities services shall be formulated jointly by the securities regulatory authorities of the State Council and the relevant authorities.

Article 170. The personnel of investment consultancy organisations, financial consultancy organisations and credit rating organisations providing securities services shall have professional knowledge of the securities industry and working experience in the securities industry or securities service industry of two years and above. The standards and administrative measures on accreditation of securities qualification shall be formulated by the securities regulatory authorities of the State Council.

Article 171. Investment consultancy organisations and their personnel providing securities services shall not:

(1) carry out securities investment for the principals;

(2) agree on sharing of investment gains or losses with the principals;

(3) buy or sell shares of listed companies which use the services of the investment consultancy organisation;

(4) use media or other means to provide or disseminate fraudulent information or information which is misleading to the investors; and

(5) engage in other activities prohibited by laws and administrative regulations.

Where any of the aforesaid acts causes the investors to suffer losses, compensation liability shall be pursued in accordance with the provisions of the law.

Article 172. Investment consultancy organisations and credit rating organisations providing securities services shall collect service fees in accordance with the standards or fee collection measures stipulated by the relevant authorities of the State Council.

Article 173. Securities service organisations issuing audit reports, asset valuation reports, financial consultancy reports, credit rating reports or legal opinions for issuance, listing and trading of securities etc shall practice care and diligence to check and verify the veracity, accuracy and completeness of the contents of the documents issued. Where the document issued by a securities service organisation contains fraudulent information, misleading representation or major omission and causes others to suffer losses, the securities service organisation shall bear joint liability with the issuer or the listed company, unless it can prove that it is not at fault.

CHAPTER IX — SECURITIES INDUSTRY ASSOCIATION

Article 174. The securities industry association is a self-governing organisation of the securities industry and is a social body legal person.

Securities companies shall join the securities industry association.

The authority of the securities industry association shall be the members' congress comprising all members.

Article 175. The articles of association of the securities industry association shall be formulated by the members' congress and filed with the securities regulatory authorities of the State Council for records.

Article 176. The securities industry association shall perform the following duties:

fl) educate and organise the members to comply with the provisions of laws and administrative

regulations;
(2) safeguard the legal rights and interests of the members in accordance with the provisions of the law, provide feedback to the securities regulatory authorities on proposals and requests of the members;
(3) collect and collate securities information and provide services to the members;
(4) formulate membership rules, organise vocational training for employees of the members and facilitate business exchange among the members;
(5) mediate disputes between members and between members and their clients which arise in the course of securities businesses;
(6) organise members to conduct research on development, operation and related areas of the securities industry:
(7) supervise and inspect the conduct of members and issue disciplinary action in the event of violation of the provisions of laws, administrative regulations or the articles of association of the securities industry association; and
(8) other duties provided in the articles of association of the securities industry association.
Article 177. The securities industry association shall establish a council. Members of the council shall be elected in accordance with the provisions of the articles of association.
CHAPTER X — SECURITIES REGULATORY AUTHORITIES
Article 178. The securities regulatory authorities of the State Council shall carry out supervision and administration of the securities market in accordance with the provisions of the law and safeguard the order of the securities market to ensure legitimate operations.
Article 179. The securities regulatory authorities of the State Council shall perform the following duties in the course of supervision and administration of the securities market;
(1) formulate the relevant rules and regulations on supervision and administration of the securities market in accordance with the provisions of the law and exercise examination and approval rights in accordance with the provisions of the law;
(2) carry out supervision and administration in accordance with the provisions of the law on issuance, listing, trading, registration, custody and settlement of securities;
(3) carry out supervision and administration in accordance with the provisions of the law on the securities businesses of issuers, listed companies, stock exchanges, securities companies, securities registration and settlement organisations, securities investment fund management companies and securities service organisations;
(4) formulate the qualification standards and code of ethics in accordance with the provisions of the law for personnel working in the securities industry and supervise the implementation;
(5) supervise and inspect the issuance and listing of securities and information disclosure in accordance with the provisions of the law;
(6) provide guidance and supervision on the activities of the securities industry association in accordance with the provisions of the law;
(7) investigate and deal with violations of the laws and administrative regulations on supervision and administration of the securities market; and
(8) other duties stipulated by the laws and administrative regulations.
The securities regulatory authorities of the State Council may establish cooperative supervision and administration mechanism with the securities regulatory authorities of other countries or regions and implement cross-border supervision and administration.
Article 180. The securities regulatory authorities of the State Council shall perform their duties in accordance with the provisions of the law and shall have the right to adopt the following measures:
(1) conduct onsite inspection of issuers, listed companies, securities companies, securities investment fund management companies, securities service organisations, stock exchanges and securities registration and settlement organisations;
(2) enter the premises where the alleged violation took place to investigate and collect evidence;
(3) question the party(ies) concerned and organisation(s) and individuals) related to the investigation matter and require them to provide relevant information on the investigation matter;
(4) inspect and make copies of information related to the investigation matter such as property right registration and correspondence records;
(5) inspect and make copies of securities trading records, transfer registration records, financial accounting information and the relevant documents and materials of the party(ies) concerned

and organisations) and individual(s) related to the investigation matter; and may seal up documents and materials which could be removed, concealed or destroyed;

(6) investigate the fund accounts, securities accounts and bank accounts of the party(ies) concerned and organisation(s) and individuals) related to the investigation matter; where there is evidence that the illegal funds or securities involved in the investigation matter have been or could be removed or concealed or there is sign of concealment, forgery or destruction of important evidence, such illegal funds or securities or important evidence may be frozen or sealed up with the approval by the person-in-charge of the securities regulatory authorities of the State Council;

(7) during the investigation of significant illegal acts such as manipulation of the securities market or insider trading etc, the securities transactions of the party(ies) concerned may be restricted with the approval of the person-in-charge of the securities regulatory authorities of the State Council; however the restriction period shall not exceed 15 market days; where the case is complicated, the restriction period may be extended by 15 market days.

Article 181. The securities regulatory authorities of the State Council shall carry out supervision, inspection or investigation in accordance with the provisions of the law. The number of supervision, inspection and investigation personnel on each assignment shall not be less than two persons; the personnel shall show proof of identification and the notice of supervision, inspection or investigation. Where there are less than two personnel on an assignment or where the personnel do not show proof of identification, the organisation which is subject to inspection or investigation shall have the right to refuse inspection or investigation.

Article 182. The personnel of the securities regulatory authorities of the State Council shall be loyal to their duties, law-abiding, fair and honest and shall not use then-official powers to seek improper gains or disclose the commercial secrets of any organisation or individual.

Article 183. When the securities regulatory authorities of the State Council are performing their duties in accordance with the provisions of the law, the organisations and individuals subject to inspection or investigation shall cooperate and provide the relevant documents and information truthfully and shall not refuse or hinder the inspection or investigation or conceal any information.

Article 184. The rules and regulations formulated by the securities regulatory authorities of the State Council in accordance with the provisions of the law and the supervision and administration working procedures shall be made public.

The punishment decision made by the securities regulatory authorities of the State Council on an illegal securities transaction based on the outcome of investigation shall be made public.

Article 185. The securities regulatory authorities of the State Council and other financial supervision and administration authorities shall establish an information sharing mechanism.

When the securities regulatory authorities of the State Council carry out supervision, inspection or investigation in accordance with the provisions of the law, the relevant departments shall cooperate.

Article 186. When the securities regulatory authorities of the State Council discover that an illegal securities transaction may involve a criminal offence, the case shall be referred to the judicial authorities for handling.

Article 187. The personnel of the securities regulatory authorities of the State Council shall not hold a position in an organisation under supervision.

CHAPTER XI — LEGAL LIABILITY

Article 188. Issuers making a public offering of securities arbitrarily or in disguise without obtaining prior approval of the statutory authorities shall be ordered to halt the public offering and return the funds raised with interest based on bank interest rate for the corresponding period; a fine ranging from 1% to 5% of the amount of the illegally raised funds shall be imposed. Companies which make a public offering of securities arbitrarily or in disguise shall be closed down by the relevant supervision and administration authorities and the local people's government of county level and above. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000.

Article 189. Issuers which do not satisfy issuance requirements but use fraudulent means to obtain the approval for issuance shall be subject to a fine ranging from RMB300,000 to RMB600,000 if the securities are yet to be issued; where the securities have been issued, a fine ranging from 1% to 5% of the amount of illegally raised funds shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000.

The controlling shareholders and actual controlling party of the aforesaid issuers shall be punished in accordance with the provisions of the preceding paragraph.
Article 190. Securities companies engaging *m* underwriting or buying and selling of their clients' securities which were issued by way of a public offering of securities without prior approval shall be ordered to stop underwriting or buying and selling of such securities; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB300,000, a fine ranging from RMB300.000 to RMB600.000 shall be imposed. Where the act causes the investors to suffer losses, the securities company shall bear joint liability with the issuer. The person-in-charge and other personnel who are directly accountable shall be issued a warning, have their professional qualifications or employment qualifications for the securities industry revoked and be subject to a fine ranging from RMB30,000 to RMB300,000.
Article 191. Securities companies engaging in underwriting which commits any of the following acts shall be ordered to make correction and be issued a warning; the illegal income shall be confiscated and a fine ranging from RMB300,000 to RMB600,000 may be imposed; where the case is serious, the relevant business operations shall be suspended or the relevant business permit(s) shall be revoked. Where the act causes other securities underwriters or investors to suffer losses, the securities company shall bear compensation liability in accordance with the provisions of the law. The person-in-charge and other personnel who are directly accountable shall be issued a warning and may be subject to a fine ranging from RMB30,000 to RMB300,000; where the case is serious, their professional qualifications or employment qualifications for the securities industry shall be
(1) conduct fraudulent or misleading advertisements or other promotional activities;
(2) use improper means to compete for underwriting business; and
(3) commit other acts which violate the provisions on securities underwriting business.
Article 192. Sponsors which issue a sponsor's letter which contains fraudulent information, misleading representation or major omission or fails to perform other statutory duties shall be ordered to make correction and be issued a warning; the business revenue shall be confiscated and a fine ranging from one to five times of the business income; where the case is serious, the relevant business operations shall be suspended or the relevant business permit(s) shall be revoked. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30.000 to RMB300,000; where the case is serious: their professional qualifications or employment qualifications for the securities industry shall be revoked.
Article 193. Issuers, listed companies or other persons liable for making information disclosure which/'who fail to make information disclosure in accordance with the provisions or made information disclosure which contains fraudulent information, misleading representation or major omission shall be ordered by the securities regulatory authorities to make correction and be issued a warning; a fine ranging from RMB300,000 to RMB600,000 shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30.000 to RMB300.000.
Issuers, listed companies or other persons liable for making information disclosure which/who fail to submit the relevant report in accordance with the provisions or submit a report which contains fraudulent Information, misleading representation or major omission shall be ordered by the securities regulatory authorities to make correction and be issued a warning; a fine ranging from RMB300,000 to RMB600.000 shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000.
The controlling shareholders and actual controlling party of the aforesaid issuers, listed companies or persons liable for making information disclosure shall be punished in accordance with the provisions of the preceding paragraph.
Article 194. Issuers and listed companies which change the usage purpose of the funds raised in a public offering of securities arbitrarily shall be ordered to make correction. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000.
The controlling shareholders and actual controlling party of the aforesaid issuers and listed companies shall be issued a warning and be subject to a fine ranging from RMB300,000 to

RMB600,000. The person-in-charge and other personnel who are directly accountable shall be punished in accordance with the.provisions of the preceding paragraph.

Article 195. Directors, supervisors, senior management personnel of a listed company and shareholders holding 5% or more of the shares of a listed company who buy and sell the company's shares in violation of the provisions of Article 47 shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMS J 00,000.

Article 196. Securities trading premises which are established illegally shall be closed down by a people's government of county level and above; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB100,000, a fine ranging from RMB100,000 to RMB500,000 shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300.000.

Article 197. Securities companies established without prior approval or illegal securities operations shall be closed down by the securities regulatory authorities; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB300,000, a fine ranging from RMB300,000 to RMB600,000 shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300.000.

Article 198. Parties which violate the provisions of this Law in employing unqualified persons to engage in securities businesses shall be ordered by the securities regulatory authorities to make correction and be issued a warning; a fine ranging from RMB 100,000 to RMB300,000 shall be imposed; The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging fromRMB30,000toRMB100,000.

Article 199. Persons prohibited by laws and administrative regulations from carrying out trading of shares who hold or buy and sell shares directly or in the name of others shall be ordered to dispose of the shares held illegally; the illegal income shall be confiscated and a fine of not more than the equivalent value of the shares shall be imposed; where the person is a civil servant, administrative punishment shall be imposed in accordance with the provisions of the law.

Article 200. The employees of stock exchanges, securities companies, securities registration and settlement organisations, securities service organisations or the personnel of securities industry association who deliberately provide fraudulent information or conceal, forge, tamper with or destroy trading records to induce investors to buy and sell securities shall have their employment qualifications for the securities industry revoked and be subject to a fine ranging from RMB30,000 to RMB 100,000; where the person is a civil servant, administrative punishment shall be imposed m accordance with the provisions of the law.

Article 201. Securities service organisations and their personnel issuing audit reports, asset valuation reports or legal opinions for issuance, listing and trading of shares which/who buy and sell shares in violation of the provisions of Article 45 shall be ordered to dispose of the shares held illegally; the illegal income shall be confiscated and a fine of not more than the equivalent value of the shares shall be imposed.

Article 202. Insiders or persons who obtain insider information illegally guilty of trading in the securities or divulge the information or procure others to trade in the securities prior to such price-sensitive information being made public shall be ordered to dispose of the securities held illegally; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB30,000, a fine ranging from RMB30,000 to RMB600,000 shall be imposed. The person-in-charge of the organisation which engages in insider trading and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000. Personnel of securities regulatory authorities who engage in insider trading shall be subject to severe punishment.

Article 203. Parties who manipulate securities market in violation of the provisions of this Law shall be ordered to dispose of the illegally held securities; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below **RMB300.000,** a fine ranging from **RMB300.000** to RMB3 million shall be imposed. The person-in-charge organisations which

manipulate securities market and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging *from* **RMB100,000** to RMB600,000.
Article 204. Persons who buy and sell securities within the restriction period in violation of the provisions of law shall be ordered to make correction and be issued a warning; a fine of not more than the equivalent value of the illegally traded securities shall be imposed. The person-in-charge and other personnel who are directly accountable shall be subject to a fine ranging from RMB30,000 to RMB300.000.
Article 205. The illegal income of securities companies which buy and sell securities for their clients or provide financing or securities lending services to their clients shall be confiscated; the relevant business operations or relevant business permit(s) shall be revoked and a fine of not more than the equivalent value of the illegal financing and securities lending shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning, have their professional qualifications or employment qualifications for the securities industry revoked and be subject to a fine ranging from RMB30.000 to RMB300,000.
Article 206. Persons who disrupt the order of the securities market in violation of the provisions of Article 78(1) and (3) shall be ordered by the securities regulatory authorities to make correction and the illegal income shall be confiscated: a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB30,000, a fine ranging from RMB30.000 to RMB200,000 shall be imposed.
Article 207. Persons who make fraudulent representation or provide misleading information in securities transactions in violation of the provisions of Article 78(2) shall be ordered to make correction and a fine ranging from RMB30.000 to RMB200,000 shall be imposed: where the person is a civil servant, administrative punishment shall be imposed in accordance with the provisions of the law.
Article 208. Legal persons who open accounts in the name of others or use the accounts of others to buy and sell securities in violation of the provisions of this Law shall be ordered to make correction and the illegal income shall be confiscated; a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB30,000, a fine ranging from RMB30,000 to RMB300,000 shall be imposed. The person-in-charge or other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB100,000.
Securities companies which provide their accounts or the securities trading accounts of others shall be subject to punishment in accordance with the provisions of the aforesaid paragraph: in addition, the person-in-charge and other personnel who are directly accountable shall have their professional qualifications or employment qualifications for the securities industry revoked.
Article 209. Securities companies which engage in self-operated securities business in the name of others or in the name of individuals in violation of the provisions of this Law shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB300,000, a fine ranging from RMB300,000 to RMB600,000 shall be imposed; where the case is serious, the self-operated securities business permit may be suspended or revoked. The person-in-charge and other personnel who are directly accountable shall be issued a warning, have their professional qualifications or employment qualifications for the securities industry revoked and be subject to a fine ranging from RMB30,000 to RMB100.000.
Article 210. Securities companies which buy and sell securities or handle transactions against a client's order or handle non-transaction matters against the real intention of a client shall be ordered to make correction and be subject to a fine ranging from RMB 10,000 to RMB 100,000. Where the client suffers losses thereto, the securities company shall bear compensation liability in accordance with the provisions of the law.
Article 211. Securities companies, securities registration and settlement organisations which misappropriate clients' funds or securities or buy and sell securities for clients without authorisation of the clients shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB100.000, a fine ranging from RMB 100,000 to RMB600,000 shall be imposed; where the case is serious, the securities company shall be closed down or the relevant business permit(s) shall be revoked. The person-in-charge and other personnel who are directly accountable shall be issued a warning,

have their professional qualifications or employment qualifications for the securities industry revoked and be subject to a fine ranging from RMB30,000 to RMB300,000.

Article 212. Securities companies engaging in brokerage business which accept discretionary orders of clients to buy and sell securities or undertake gains on securities trading or compensation of losses on securities trading shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from RMB50,000 to RMB200,000 shall be imposed; the relevant business permit(s) may be suspended or revoked. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB100,000; and may have their professional qualifications or employment qualifications for the securities industry revoked.

Article 213. Acquirers who fail to make public announcement for acquisition of a listed company or to make an acquisition offer or to submit an acquisition report in accordance with the provisions of the Law or acquirers who make arbitrary changes to an acquisition offer shall be ordered to make correction and be subject to a fine ranging from RMB100,000 to RMB300,000; prior to the correction, the securities company shall not exercise the voting rights on the part of shareholding in the target company which exceeds 30% of the shareholding of the securities company solely or jointly with others through an agreement or other arrangement. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30.000 to RMB300,000.

Article 214. Acquirers or the controlling shareholders of an acquirer who use the acquisition of a listed company to infringe upon the legal rights and interests of the target company and its shareholders shall be ordered to make correction and be issued a warning: where the case is serious, a fine ranging from RMB100,000 to RMB600,000 shall be imposed. Where the target company and its shareholders suffer losses, compensation liability shall be pursued in accordance with the provisions of the law. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000.

Article 215. Securities companies and their personnel which/who accept orders from clients in private to buy and sell securities in violation of the provisions of this Law shall be ordered to make correction and be issued a warning; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB100.000, a fine ranging from RMB100,000 to RMB300.000 shall he imposed.

■. Securities companies which violate the provisions to engage in trading of non-listed securities without approval shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed.

Article 217. Securities companies which do not commence operation within three months after incorporation without a proper reason or suspend operations arbitrarily for more than three months consecutively after commencement of operations shall be revoked by the company registration authorities.

Article 218. Securities companies which establish or acquire or revoke a branch without authorisation or in the event of merger, division, closure, dissolution, bankruptcy or the establishment or acquisition of or equity participation in overseas securities organisations in violation of the provisions of Article 129 shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall he imposed; where there is no illegal income or the amount of illegal income is below RJVIB 100,000, a fine ranging from RMB 100,000 to RMB600,000 shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB 100,000.

Securities companies which violate the provisions of Article 129 in making arbitrary changes to the relevant matters shall be ordered to make correction and be subject to a fine ranging from RMB100,000 to RMB300,000. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine of not more than RMB50,000.

Article 219. Securities companies which violate the provisions of this Law in engaging in securities operations beyond the approved scope of business shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income

is below RMB300,000, a fine ranging from RMB300,000 to RMB600,000 shall be imposed. Where the case is serious, the securities company shall be closed down; the person-in-charge and other personnel who are directly accountable shall be issued a warning, have their professional qualifications or employment qualifications for the securities industry and be subject to a fine ranging from RMB30,000 to RMB 100,000.

Article 220. Securities companies which do not separate their securities brokerage business, securities underwriting business, securities self-operated business, securities asset management business in accordance with the provisions of the law shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from RMB300,000 to RMB600,000 shall be imposed; where the case is serious, the relevant business permit(s) shall be revoked. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30,000 to RMB100,000: where the case is serious, their professional qualifications or employment qualifications for the securities industry shall be revoked.

Article 221. Persons who submit fraudulent certification or adopt other fraudulent means to conceal important fact so as to obtain a securities business permit or securities companies which commit a significant violation of the law in securities transactions and become disqualified, the securities regulatory authorities shall revoke the securities
permit

Article 222. Securities companies or their shareholders and actual controlling party which/who violate the provisions and refuse to submit or provide business management information and materials to the securities regulatory authorities or securities companies or their shareholders and actual controlling party which/who submit or provide business management information which contains fraudulent information, misleading representation or major omission shall be ordered to make correction, be issued a warning and be subject to a fine ranging from RMB30,000 to RMB300,000; the relevant business permit(s) of the securities companies may be suspended or revoked. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine of not more than RMB30,000; their professional qualifications or employment qualifications for the securities industry may be revoked.

Securities companies which provide financing or guarantee to their shareholders or the related parties of the shareholders shall be ordered to make correction and be issued a warning; a fine ranging from RMB100,000 to RMB300.000 shall be imposed. The person-in-charge and other personnel who are directly accountable shall be subject to a fine ranging fromRMB30,000 to RMB100,000. Where the shareholder is at fault, the securities regulatory authorities of the State Council may, prior to the correction, restrict his/her shareholder's rights; where the shareholder refuses to make correction, he/she shall be ordered to transfer his/her shareholding in the securities company.

Article 223. Securities service organisations which do not practise care and diligence and issue documents containing fraudulent records, misleading representation or major omission shall be ordered to make correction; the business income shall be confiscated; the securities service business permit shall be suspended or revoked and a fine ranging from one to five times of the amount of business income shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning, have their professional qualifications or employment qualifications for the securities industry revoked and be subject to a fine ranging from RMB30,000 to RMB100,000.

Article 224. Persons who underwrite corporate bonds in violation of the provisions of this Law shall be punished by the authorised department of the State Council in accordance with the relevant provisions of this Law.

Article 225. Listed companies, securities companies, stock exchanges, securities registration and settlement organisations and securities service organisations which do not keep the relevant documents and materials in accordance with the relevant provisions shall be ordered to make correction and be subject to a fine ranging from RMB30, 000 to RMB300,000; persons who conceal, forge, tamper with or destroy the relevant documents and materials shall he issued a warning and be subject to a fine ranging from RMB300,000 to RMB600,000.

Article 226. Securities registration and settlement organisations established without the approval of the securities regulatory authorities of the State Council shall be closed down by the securities regulatory authorities; the illegal income shall be confiscated and a fine ranging from one to five

times of the amount of illegal income shall be imposed.
Investment consultancy organisations, financial consultancy organisations, credit rating organisations, asset valuation organisations and accounting firms which engage in securities service businesses without obtaining prior approval shall be ordered to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed.
Securities registration and settlement organisations and securities service organisations which violate the provisions of this Law or the business rules formulated in accordance with the provisions of the law shall be ordered by the securities regulatory authorities to make correction; the illegal income shall be confiscated and a fine ranging from one to five times of the amount of illegal income shall be imposed; where there is no illegal income or the amount of illegal income is below RMB100,000, a fine ranging from RMB100,000 to RMB300,000 shall be imposed; where the case is serious, the securities registration and settlement organisation or securities service organisation shall be closed down or the securities services business permit(s) shall be revoked.
Article 227. Under any of the following circumstances, the person-in-charge of the securities regulatory authorities of the State Council or the authorised department of the State Council and other personnel who are directly accountable shall be subject to administrative punishment in accordance with the provisions of the law:
(1) approval of applications for issuance of securities and establishment of securities companies which do not comply with the provisions of this Law;
(2) violation of the provisions of law when adopting measures such as onsite inspection, investigation and collection of evidence, questioning, freezing or sealing up as stipulated in Article 180;
(3) violation of the provisions in imposing administrative punishment on the relevant organisations and personnel: and
(4) other violations of the provisions of law when performing their duties.
Article 228. Where the personnel of the securities regulatory authorities and members of the issuance review committee fail to perform the duties stipulated in this Law or abuse their official powers or neglect their duties or use their official position to seek improper gains or divulge the commercial secrets of the relevant organisations and individuals, legal liability shall be pursued in accordance with the provisions of the law.
Article 229. A stock exchange which grants approval to listing applications which do not satisfy the requirements stipulated in this Law shall be issued a warning; the business income shall be confiscated and a fine ranging from one to five times of the amount of business income shall be imposed. The person-in-charge and other personnel who are directly accountable shall be issued a warning and be subject to a fine ranging from RMB30.000 to RMB300.000.
Article 230. Persons who refuse or hinder the supervision, inspection and investigation of the securities regulatory authorities and its personnel but did not use violence or threat shall be punished in accordance with the provisions on public security administration.
Article 231. Where a violation of the provisions of this Law constitutes a criminal offence, criminal liability shall be pursued in accordance with the provisions of the law.
Article 232. Persons who violate the provisions of this Law shall bear civil compensation liability and pay fines and penalties; where the assets are insufficient, civil compensation shall take priority.
Article 233. In the event of serious violation of the provisions of laws, administrative regulations or the relevant provisions of the securities regulatory authorities of the State Council, the securities regulatory authorities of the State Council may impose a ban on entry into the securities market on the personnel who are accountable.
The aforesaid ban on entry into the securities market shall mean that the personnel shall not work in the securities industry or act as a director, supervisor or senior management personnel of a listed company for a certain period or permanently.
Article 234. All fines collected and illegal income confiscated in accordance with this Law shall be turned over to the State treasury.
Article 235. Parties concerned who disagree with a punishment decision of the securities regulatory authorities or the department(s) authorised by the State Council may apply for an administrative review or file a lawsuit directly with a people's court in accordance with the

provisions of the law.

CHAPTER XII — SUPPLEMENTARY PROVISIONS

Article 236. Securities approved for listing on the stock exchanges prior to the implementation of this Law shall continue to be traded in accordance with the provisions of the law.

Securities business organisations approved to be established in accordance with the provisions of the administrative regulations and the provisions of the financial administrative authorities of the State Council prior to the implementation of this Law which do not comply certain requirements stipulated in this Law shall meet the requirements stipulated in this Law within a stipulated period. The specific implementation measures shall be formulated by the State Council separately.

Article 237. Issuers applying for approval for a public offering of shares and corporate bonds shall pay examination and approval fees in accordance with the provisions.

Article 238. Domestic enterprises issuing securities overseas directly or indirectly or listing their securities overseas shall obtain the approval of the securities regulator/ authorities of the State Council in accordance with the provisions of the State Council.

Article 239. The specific measures on subscription or trading of shares of domestic companies using foreign currencies shall be formulated by the State Council separately.

Article 240. This Law shall be effective 1 January 2006.

关于进一步促进境外上市公司规范运作和深化改革的意见

境外上市公司（以下简称公司）是到境外募集资本的公司，是现代企业制度的一种组织形式，在公司治理结构和信息披露等方面有较高的要求。目前，大多数公司在制度创新和转换经营机制方面取得了进展，但也有一些公司的经营机制转换没有完全到位，在规范运作及内部管理等方面存在问题。为进一步促进公司严格遵循境内外有关法律和法规，切实履行对投资者的持续责任，树立公司在境内外资本市场的良好形象，现对公司规范运作和深化改革提出以下意见：

一、公司的经营机构与控股机构必须分开

公司必须按现代企业制度的要求理顺公司管理体制。公司和控股机构（指对公司控股的具有法人资格的公司、企事业单位，下同）必须各自独立核算，独立承担责任和风险。控股机构主要通过股东会以法定程序对公司行使股东权利。公司的机构，特别是董事会、经理层、财务、营销等机构应独立于控股机构；凡是目前没有独立的，必须在１９９９年底前分开。控股机构的内设机构与公司的相应部门没有上下级关系，前者不得通过下发文件等形式影响公司机构的独立性。

控股机构向公司派出股权代表依法进入董事会。控股机构的高级管理人员（董事长、副董事长、执行董事）兼任公司董事长、副董事长、执行董事职务的人数不得超过二名，且必须分清各自职务的职责，承担所兼职务的法定责任和行使所兼职务的法定权利，并保证有足够的时间和必要的知识能力承担公司的工作。控股机构的管理人员不得兼任公司经理、副经理、财务主管、营销主管和董事会秘书。

二、进一步深化控股机构和公司的改组工作

国有控股机构的主要业务和资产已纳入公司的，控股机构的职能要逐步划转或合并到其他国有法人实体。除公司业务外还拥有其它资产和业务的控股机构，应减少与公司的关联交易，避免同业竞争。

要逐步分离控股机构的办社会职能以及非经营性资产，通过拍卖、并购、移交地方政府、纳入当地社会保障体系等方式实现社会化经营。对于目前难以彻底分离的，要制定严格的管理办法，保证在财务和人员等方面与公司分开。

分离公司办社会职能以及非经营性资产，要严格执行上市重组时公司与控股机构所签订的协议；对分离不彻底的，要继续分离，限期完成。新上市的公司应在上市前制订分离办社会职能以及非经营性资产的具体方案，有关遗留问题要明确解决的办法和责任，否则不予批准上市。各级政府及有关部门要采取积极措施，支持公司和控股机构的改组工作。

三、明确公司决策程序，强化董事责任

公司必须在公司章程中明确决策程序，不能以非股东大会的任何形式代替股东大会进行决策。公司也不得以其他形式（如联席会议等）代替董事会进行决策。凡须经公司董事会决策的重大事项，必须按法定时间事先通知所有执行董事及外部董事（指不在公司内部任职的董事，下同），并同时提供足够的资料，严格按照规定的程序进行。董事可要求提出补充材料。当１／４以上董事或２名以上外部董事认为资料不充分或论证不明确时，可联名提出缓开董事会或缓议董事会所议的部分事

项，董事会应予以采纳。

公司董事负有诚信义务，应当勤勉尽责。董事应当以认真负责的态度出席董事会，对所议事项表达明确的意见。董事无法出席董事会，不得转让其表决权，可以书面形式委托其他董事代为出席，但要独立承担法律责任。凡未按法定程序形成经董事签字的书面决议，即使每一位董事都以不同方式表示过意见，亦不具有董事会决议的法律效力。董事会的决议违反法律、行政法规和公司章程，投赞成票的董事应承担直接责任；对经证明在表决时曾表明异议并记载于会议记录的投反对票的董事，可以免除责任；对在表决中投弃权票或未出席也未委托他人出席的董事不得免除责任；对在讨论中明确提出异议但在表决中未明确投反对票的董事，也不得免除责任。董事会要对会议所议事项及决议进行完整记录。董事会秘书要认真组织记录和整理会议所议事项，并在决议上签字，承担准确记录的责任。

四、强化董事会的战略决策功能，积极利用好社会咨询力量

公司董事会要集中精力组织研究公司的长远发展战略，可根据需要成立战略决策、审计等专业性的委员会。公司在作出有关市场开发、兼并收购、新领域投资等方面的决策前，对投资额或兼并收购资产额达到公司总资产１０％以上的项目，应聘请社会咨询机构提供专业意见，作为董事会决策的重要依据。

五、保持公司高级管理人员的稳定，提高公司高级管理人员素质

公司高级管理人员（指董事、监事、经理、副经理、财务主管和董事会秘书，下同）的选举、委派或聘任，应严格按照《中华人民共和国公司法》（以下简称《公司法》）和《到境外上市公司章程必备条款》（以下简称《必备条款》）的有关规定执行。如无特殊原因，有关高级管理人员在公司章程要求的任期内不得随意变动；若变动，必须履行法定的手续和程序，向社会公众披露，并报中国证监会备案。对经营业绩突出的公司，董事长、经理应相对稳定。

公司董事会和经理层应具备合理的知识结构，应吸收在发展战略、财务、营销、技术开发以及法律等方面的专业人才。公司董事长、经理、财务主管、董事会秘书应参加中国证监会认定的境外上市相关知识的培训并通过任职资格考试。公司要立足境内和境外人才市场，择优聘任财务、市场开拓、技术开发等高级管理人员。

六、逐步建立健全外部董事和独立董事制度

公司应增加外部董事的比重。董事会换届时，外部董事应占董事会人数的１／２以上，并应有２名以上的独立董事（独立于公司股东且不在公司内部任职的董事，下同）。外部董事应有足够的时间和必要的知识能力以履行其职责。外部董事履行职责时，公司必须提供必要的信息资料。独立董事所发表的意见应在董事会决议中列明。公司的关联交易必须由独立董事签字后方能生效。２名以上的独立董事可提议召开临时股东大会。独立董事可直接向股东大会、中国证监会和其他有关部门报告情况。

七、加强公司监事会的建设

公司要不断强化监事会的功能，明确监事会的职责和权限，制定监事会的具体工作规则和议事程序，避免监事会流于形式。公司监事会的首要职责是检查公司财务，有了解和查询公司经营情况的权利，可按规定程序向董事会秘书及财务部门索要有关材料，并承担相应的保密义务。监事会可对公司聘用会计师事务所发表建议，可在必要时以公司名义另行委托会计师事务所独立审查公司财务，可直接向中国证监会及其他有关部门报告情况。国家有关部门可委托公司监事会对特定的事项进行调查。公司应增加外部监事（不在公司内部任职的监事，下同）的比重。如果公司监事会换届，外部监事应占监事会人数的１／２以上，并应有２名以上的独立监事（独立于公司股东且不在公司内部任职的监事）。公司外部监事应向股东大会独立报告公司高级管理人员的诚信及勤勉尽责表现。

八、充分发挥董事会秘书的作用

公司董事会秘书由董事会委任，经董事会授权负责协调和组织公司的信息披露工作，负责与投资者、证券监管机构、新闻媒体的联络工作。公司董事会及经理层要注意增强公司透明度，积极支持董事会秘书履行职责，并在工作机构及人员配备方面给予必要的保证。

九、探索对公司高级管理人员的激励办法

公司可从自身经营特点出发，将公司高级管理人员的物质利益与公司业绩联系起来，根据收入公开、提高透明度的原则，设计各具特色的分配和奖励办法。经股东大会同意，公司可采取适当的形式，对公司高级管理人员及在技术创新、经营风险大、挑战性强且绩效易于考核的岗位上的有特殊贡献的人员进行奖励。

十、深化公司内部改革

公司要防止和改变重筹资、轻转制的倾向，要根据市场竞争的要求，组织生产经营活动，深化内部改革，转换经营机制，建立科学有效的管理制度。

公司可自主决定内部机构设置和招工的条件、方式、数量与时间。公司依照法律、法规和公司章程，可实行经济性裁员，解除与职工签订的劳动合同；可辞退、开除职工。

公司要取消“干部”和“工人”的称谓，打破“干部”和“工人”的身份界限和岗位界限，不得套用政府机关的行政级别。对管理人员要实行竞争上岗、淘汰下岗。

公司自主决定年度工资总额和内部分配办法。

公司必须按照国家有关规定实行住房制度改革，停止对职工福利分房。公司要参加社会保障制度的改革，按照国家有关规定办理职工的养老、失业、医疗等项保险。

十一、政企分开，规范股东与公司的出资关系

解除公司与政府部门的行政隶属关系，公司与政府部门在资产、财务、人员管理等方面要彻底脱钩。政府部门不得干预公司的生产经营管理，不得向公司收缴任何形式的管理费或监管费。

行使公司国家股股权的机构或公司国有法人股的持股机构委派的股东代表，要按照法律规定的程序出席股东大会，依法行使权利。任何股东机构及其委派的代表不得越过股东大会干预公司的生产经营管理、任免公司的高级管理人员，不得对公司股东大会人事选举决议和董事会人事聘任决议履行批准手续。

Translation

Opinions on Further Promotion of the Standardization of Overseas Listed Companies and Deepening Reform

On March 29, 1999
By State Economy and Trade Commission and China Securities Regulatory Commission

Overseas listed companies (hereinafter referred to as the Company) refer to the companies with capital financed from overseas and the same belongs to a type of organization in modern enterprise system. There exist higher demands in company operation structure and information disclosure. At present, most companies have made progress in system innovation and transition of operation system. However, still some other companies have failed to reform their operation systems adequately; problems concerning standardized operation and internal management still exist. In order to promote strict observance of relevant laws and regulations at home and abroad by these companies, faithfully perform the sustained duties for the investors and build up a positive image of the companies in the capital markets at home and abroad, we hereby propose the following opinions concerning standardization of company operation and deepening reform:

I. The operation organ of the company must be separated from its share-holding organ.

The company must clear up its management system in accordance with the requirements of modern enterprise system. The company and the share-holding organ (i.e. companies of legal entity, enterprises and institutions that hold the company shares) must have their respective independent accounting and bear their respective risks and responsibilities independently. The share-holding organ exercises its shareholder's right mainly through the shareholders' meeting by legal procedures. The company organs, particularly Board of Directors, management, financial and marketing organs, shall be independent from the share-holding organ. The separation must be done before the end of 1999. The internal organs of the shareholding organ have no subordination relation with corresponding organs of the Company; the former must not interfere with the independence of the organs in the Company by means of issuing documents.

The shareholding organ shall send its representative to the company to enter the Board of Directors. The number of senior management staff (Chairman of Board, Deputy Chairman of Board, Managing Director) of the shareholding organ who concurrently act as Chairman of Board, Deputy Chairman of Board, Managing Director in the Company must not exceed two. The duties of the respective positions must be clearly defined. Such persons must bear the legal responsibility of their concurrent posts and exercise the legal rights of their concurrent posts

They must also ensure sufficient time and necessary knowledge to perform the work in the Company. The management staff of the shareholding organs must not concurrently act as the manager, deputy manager, financial director, marketing director and secretary of Board of Directors.

II. Further deepening the restructuring of shareholding organ and of the Company

If the major business and assets of state-owned shareholding organ has been assimilated into the Company, the function of the shareholding organ shall gradually be merged into other state-owned legal entities. If the shareholding organ has other assets and business besides the business in the Company, it shall reduce its business similar to that of the Company so as to avoid competition.

The social function and the non-business assets of the shareholding organs shall be gradually separated. Auction, merger, purchasing, transferring to local government and assimilated to local security system shall be adopted to achieve socialized operation. Should the separation be difficult at present, strict management measures must be formulated to ensure the separation of finance and personnel from the Company.

In the separation of social function and non-business assets of the Company, the agreement signed by the Company and the shareholding organ at the time of restructuring for listing must be strictly performed. The separation shall be carried through until it is completed within the time limit. The newly listed companies shall draw up specific plans for separating the social function and non-business assets before listing. Relevant problems left behind shall have definite measures and responsibilities for solution; otherwise, the listing shall not be approved. Government authorities at different levels and competent authorities shall take effective measures to support the restructuring of the Company and the shareholding organ.

III. Clarifying company decision-making procedure and strengthening directors' responsibility

The Company must define solution procedures in its Articles of Association; no other means shall be used for decision-making other than shareholders' meeting. The Company must not make a decision by means other than by Board of Directors. As for all major issues to be decided by means of Board of Director resolution, all managing directors and external directors (i.e. directors not holding a position in the Company) must be informed within the time limits provided by law and be supplied with sufficient information. The provided procedures must also be strictly observed. The directors can demand supplementary information. Should over 1/4 of the directors or more than 2 external directors believe that the information is insufficient or that the argumentation is indefinite, they can jointly propose to suspend the Board meeting or part of the agendas of the Board

meeting, which shall be adopted by the Board.

The directors of the Company shall bear the responsibility for creditability and diligence. The directors shall be present at the Board meeting earnestly and express definite opinions on the agendas. Should the director fail to be present at the Board meeting, he must not transfer his voting rights, but he can entrust other directors to attend the meeting by means of a written power of attorney and bear independent legal responsibilities. Any written resolutions signed by the directors in the absence of legal procedures shall not have the legal force of Board of Directors resolution, even if every director has expressed his opinion in various ways. Should the resolution by Board of Director violates laws, administrative rules and Articles of Association, the directors who vote for such resolution shall bear direct responsibilities; the directors who have verifiable objection in voting and whose objection vote has been recorded in meeting minute shall be exempt from responsibilities; the directors who have renounced their votes or who fail to be present or entrust others to be present at the meeting shall not be exempt from responsibilities; the directors who have expressed objection in discussion but fail to vote definitely against the resolution shall not be exempt from responsibilities. The Board of Directors shall make complete record of the agendas and resolutions of the meeting. The secretary of the Board shall carefully organize the recording and clearing up of the agendas, sign on the resolution and bear the responsibility of correct recording.

IV. Strengthening the Board's function of strategic decision-making and actively utilizing social consulting force

The Board of Directors of the Company must focus on the long-range development strategy of the Company and can establish specialized committees on strategic decision-making and auditing on need. Before making decisions on market development, merger / acquisition, investment in new areas, should the projects with investment or merger/acquisition assets account for over 10% of its total assets, the Company shall seek professional opinion from social advisory organization as a major basis for Board resolution.

V. Keeping a stable senior management staff and enhancing the quality of senior management personnel

The election, appointment or employment of senior management staff of the Company (i.e. directors, supervisors, managers, deputy managers, financial director and secretary of Board) shall strictly abide by relevant provisions in the Company Law of the P.R.C. (hereinafter referred to as the Company Law) and Essential Provisions for Articles of Association of Companies Listed Overseas (hereinafter referred to as the Essential Provisions). Should there be no particular reasons, relevant senior management staff must not be altered at discretion in the

service term stipulated in the Articles of Association. In case of any alteration, legal procedures and formalities must be performed and the alteration must be disclosed to public and reported to China Securities Regulatory Commission for file. The Chairman of Board and manager of companies with outstanding performance shall remain stable.

The Board of Directors and the management of the Company shall be up to reasonable knowledge structure and shall absorb professionals in development strategy, finance, marketing, technical development and law. The Chairman of Board, manager, financial director, secretary of Board shall take part in training on relevant knowledge required for listing overseas approved by China Securities Regulatory Commission and pass qualification tests. The Company shall base itself upon domestic and foreign talent market and select excellent senior management personnel in finance, market exploitation, technical development, etc.

VI. Gradually establishing and strengthening external director and independent director system

The Company shall increase the proportion of external directors. By the expiration time of the Board, the external directors shall account for over 1/2 of the Board of Directors and there shall be over 2 independent directors (i.e. directors who stand independently from shareholders of the Company and who occupy no position in the Company). The external directors shall have sufficient time and knowledge to perform their duties. The Company must provide necessary information to external directors for performing the duty. The opinions by independent directors shall be stated in the resolutions of Board of Directors. The related transactions of the Company must be signed by independent directors before taking effect. More than 2 independent directors can convene a temporary shareholders' meeting. Independent directors can directly report to shareholders' meeting, China Securities Regulatory Commission and other relevant authorities.

VII. Enhancing the construction of Board of Supervisors of the Company

The Company shall constantly enhance the function of board of supervisors, define the functions and powers of board of supervisors, establish specific regulations and by-laws of board of supervisors and avoid formalization of board of supervisors. The primary function of board of supervisors shall be examining the company finance, understanding and inquiring about the company operation. The board of supervisors can require relevant information from secretary to Board and financial department according to procedures stipulated and shall bear relevant confidential obligation. The board of supervisors can advise the Company on designating certified public accountants, entrust other certified public accountants firm to carry out independent auditing on the company finance

in the Company's name and directly report to China Securities Regulatory Commission and other relevant authorities. Relevant state authorities can entrust the board of supervisors of the Company to investigate certain issues. The Company shall increase the proportion of external supervisors (i.e. supervisors who occupy no position in the Company). By the expiration time of the board of supervisors, the external supervisors shall account for over 1/2 of the board of supervisors and there shall be over 2 independent supervisors (i.e. supervisors who stand independently from shareholders of the Company and who occupy no position in the Company). The external supervisors of the Company shall independently report to shareholders' meeting on the credibility and diligence of senior management staff of the Company.

VIII. Fully displaying the function of secretary to Board

The secretary to Board shall be appointed and authorized by Board of Directors to be responsible for coordinating and organizing company information disclosure and to coordinate with investors, securities regulatory organization and mass media. The Board of Directors and the management shall be concerned about the transparency of the Company, actively support the secretary to perform his duties and ensure necessary organizational and personnel assistance.

IX. Exploring incentive measures for senior management staff

The Company shall associate the material benefits of senior management personnel with the company achievement by starting from its business features and shall design characteristic distribution and rewarding measures on the principle of open income and high transparency. Upon the approval by shareholders' meeting, the Company can adopt appropriate measures to reward senior management staff and those with special contributions in technical innovation and those in high operation risk, highly challenging and easily evaluated positions.

X. Deepening the internal reform of the Company

The Company shall guard against the tendency of over-emphasizing financing and neglecting system change. In accordance with the need of the market competition, the Company shall organize production and operation activities, deepen internal reform, convert operation system and establish scientific and efficient management system.

The Company can decide on the setup of internal structure and the conditions, measures, quantity and time of employment at its own discretion. The Company can execute economical lay-offs, cancel labor contracts signed with employees, dismiss and discharge employees according to laws, regulations and Articles of

Association.

The Company shall abolish such terms as "cadres" and "workers" and break the identity and position limits of "cadres" and "workers". Nor shall the administrative grades of governmental organizations be employed. The management staff shall compete for positions.

The Company shall decide on the total salary and internal distribution measure at its own discretion.

The Company must perform housing reform according to relevant regulations of the state and stop welfare housing. The Company shall participate in social security system reform and handle employees' pension, unemployment and medical insurance according to relevant regulations of the state.

XI. Separating the government administration from the enterprise; standardizing the investment relation between shareholders and the Company

The administrative subordination relation between the Company and government authorities shall be terminated. The Company must be completely independent from government authorities in assets, finance, personnel management, etc. The government authorities must not interfere with the production, operation and management of the Company and must not charge the Company any form of management fee or supervision fee.

Shareholder's representative authorized by the organizations exercising state stock rights or the shareholding organization of state legal entity shares shall be present at shareholders' meeting to exercise their rights according to procedures stipulated by law. Any shareholders' organization and its authorized representatives must not go beyond the shareholders' meeting to interfere with the production, operation and management of the Company, appoint and dismiss senior management staff of the Company, or to perform approval formalities on personnel election resolution of the shareholders' meeting of the Company or resolution on the personnel appointment by Board of Directors.

2006年11月20日

上海锦江国际酒店（集团）股份有限公司

与

韩敏

执 行 董 事 服 务 协 议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

条款 页码

本协议由下述双方于2006年11月20日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，中国上海市杨新东路24号316-318室(以下简称“公司”)；与

(2) **韩敏**，系中国籍自然人，居民身份证编号：31010819580307521X；住址为中国上海市徐汇区康平路100弄11号602室(以下简称“董事”)。

本协议双方同意如下：

1. 释义和解释

1.1 释义

本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《中华人民共和国公司法》及其修改，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第14条第2款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的执行董事，而董事同意按照本协议的条款和条件担任公司之执行董事。除非第 12 条另有规定，公司从 2006 年 11 月 19 日起委任董事担任公司执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 11 条的规定终止本协议。

3. 职责

3.1 董事的正常工作地为中国，或公司随时决定的其它地点。公司保留权利要求董事为配合公司需要前往香港及中国地区以外任何地方公干。

3.2 董事现向公司承诺，在受雇期间他：

(1) 将会直接对董事会负责，并在董事会要求时，向董事会提供公司事务的有关资料，且应始终服从董事会合理合法的决定，并以董事身份履行及行使董事会不时委派或授予之责任及权力；

(2) 将会忠诚勤勉地履行和董事会不时就公司业务对董事作出的合理指派或授予的职责和权力；

(3) 将会遵守公司股东大会不时就有关董事会和董事所制定的各项规章制度；

(4) 遵从及依照董事会不时给予或作出的合法指示或指令，并忠诚及勤勉地服务公司和尽力促进其业务和利益，尽责地策划企业发

展、项目投资以及企业融资事务；

(5) 完全及勤勉地对公司业务及利益投入他的时间、精力及技能，并于日常业务时间及公司合理要求的其它时间内亲自处理事务，除非他因病或意外而丧失工作能力；惟在该等情况下，他须立即通知公司之公司秘书该等导致他丧失工作能力事项，并按董事会要求提供证明；

(6) 遵守公司董事会要求或以公司业务的需要为前题，在香港或世界任何国家或地区履行及行使此合约授予的权力及职责；

(7) 尽快及全面地通知董事会他处理公司或公司业务或事务的情况（如被要求须提供书面通知），并按董事会要求提供有关解释或详细说明；

(8) 将在一般营业时间内任何时候和公司合理要求的其它时候亲自处理公司事务(因疾病或意外而丧失行为能力者则除外；在该等情况下，董事应立即将丧失行为能力情况书面通知董事会秘书，并应提供董事会可能需要的丧失行为能力的证明)，尽全力充分发挥其所长，发展和推进公司的业务，提高公司的经济效益和维护公司之利益，并正当、忠诚、有效地履行其职责；

(9) 将在公司随时合理要求时，前往其它地方办事，惟公司会合理地给予提前通知；

(10) 将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》)；

(ii) 《证券及期货条例》(香港法律第 571 章)；

(iii) 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

(11) 将在行使其权力或履行义务时，以一个合理谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为；

(12) 将在行使公司赋予他的权力时须遵守诚信义务，不可置身于自身的利益和承担的义务可能发生冲突的处境，此原则包括(但不限于)执行下列的义务：

(a) 履行章程第十四章所载明的义务；

(b) 须按赋予权力时原定目的行使权力；及

(c) 不得利用其在公司的地位及权力为自己谋私利。

3.3 公司可在本协议规定的董事任期内任何时候暂停董事履行职责，或禁止其进入公司任何成员之场所而无需解释原因。

3.4 董事同意，经公司合理要求，董事应：

(1) 就公司任何一家子公司履行其职务所负有的职责(即第 3.2 条所述的职责)；

(2) 担任任何该等子公司的董事、高级管理人员或雇员；及/或

(3) 执行该等任命所有关的职责，如同董事是按本协议规定代表公司履行该等职责。

3.5 董事应始终及时充分通知(或按要求书面通知)董事会其从事公司业务的情况，并按董事会要求作出有关的解释。

3.6 董事同意公司享有章程规定的补偿安排，并同意本协议及董事职位不得转让。

3.7 董事并作为全体股东的代理人，向公司保证服从并遵守章程规定其对股东所负的义务。

4. <u>报酬及福利</u>

4.1 董事受雇期间，董事愿意按本协议的规定无偿为公司提供服务、并履行作为公司董事的职责。

4.2 若董事同时担任公司高级管理人员，则董事应有权享用作为公司高级管理人员应享有的一切薪酬、津贴及利益。

4.3 董事根据公司有关规章可享有公司的股份增值权。对于董事享有的医疗保险等其它福利待遇参照国家有关法规及公司的内部规章执行。

5. 费用

5.1 在本协议期内，董事履行本协议规定职责时或因执行与公司营运有关的事项而正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支)，公司可要求董事提供有关收据和凭证。对于董事因为公司提供其在本协议项下的服务或因为执行与公司营运有关事项而作出的任何合理必要额外费用，经该董事出示有关的收据及/或有效凭据后，公司将予以发还。

5.2 公司亦可在事前向董事提供款项，让董事用以支付前述的各种必要开支，惟董事必须在使用该款项后尽快或按公司的要求定时向公司出具有效的开支凭据，以抵销该款项。

6. 节假日

6.1 董事在受聘期间，董事有权在每个公历年度内享有 14 天的有薪假期（不包括公众假期及病假），在受聘的首个和最后一个公历年度内，有薪假期日数应据此按比例分配。请假通知最低限度应在放假前一(1)个月提交董事会秘书。而休假时间则须为董事会认为能配合公司业务需要之时间，并须得到董事会预先批准。

6.2 如果董事在任何一个公历年内因故没有享用当年的全部假期，不应就此向公司作出任何要求；除非公司单独认为未有休假的原因是公司业务繁多或紧急，则他有权将该年未享用的假期，留到下一个公历年享用。

7. 保密资料

7.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的

工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

7.2 上述第 7.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

7.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

7.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

8. <u>禁止游说</u>

8.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

9. 禁止竞争

9.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

9.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

9.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

9.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

9.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

9.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

10. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该一部分或多部分已被删去。

11. 终止受雇

11.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

11.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

11.3 董事不得以第 11.1 和 11.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 11.1 和 11.2 款规定的终止权并不构成放弃这一权利。

11.4 除第 11.1 和 11.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

11.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

11.6 根据第 11.1 和 11.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

11.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 7 至 10 条的效力(所有该等条款应继续有效)。

11.8 因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

12. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

13. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	上海锦江国际酒店（集团）股份有限公司 上海市广东路 51 号 6 楼
收件人：	公司秘书
传真号码：	(86 21) 6321 7836
董事：	韩敏 上海市徐汇区康平路 100 弄 11 号 602 室
传真号码：	(86 21) 6321 7720

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

14. 其它规定

14.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

14.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

14.3 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生 效日追溯至 2006 年 11 月 19 日。

14.4 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

14.5 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

14.6 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

14:7 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（董事书面委托公司其它董事代为出席公司董事会则不在此限）。

15. 修订

15.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

15.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

15.3 如双方同意调整于本协议下应支付予董事之报酬或假期，该调整将不会构成一份新的合约，而董事之聘用将继续受制于本协议条款但加上前述调整，惟受制于双方之书面相反协议。

15.4 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

16. 章程

本协议条款如与章程有不附之处，概以章程为准。

17. 协议版本

17.1 本协议以中文书写。

17.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

18. 管辖法律

18.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

18.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

18.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表)
)
上海锦江国际酒店（集团）股份有限公司)
)
签署)
)
见证人：)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由韩敏签署)
)
见证人：)
)
)
)
)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

Service Agreement for Executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Han Min

20 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 20 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as the "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, China (hereinafter referred to as the "Company"); and

(2) **Han Min**, a natural person of Chinese nationality (Resident Identity Card no.: 31010819580307521X), residing at Room 602, No. 11, Lane 100, Kangping road, Xuhui District, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. **Definition and interpretation**

1.1 Definition

In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4 August 1994;

"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2) of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. Term of employment

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an executive director of the Board of the Company, and the Director hereby agrees to serve as an executive director of the Company. Unless otherwise provided in Article 12, the Company employs the Director as an executive director of the Company from 19 November 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not less than three months to the other party or in accordance with the provisions of Article 11.

3. Duties

3.1 The normal working place of the Director is in China, or such place as the Company shall decide from time to time. The Company reserves the right to require the Director to work at any other places other than Hong Kong and China to meet the needs of the Company.

3.2 The Director hereby undertakes to the Company that, during the period of his employment, he:

(1) will be directly accountable to the Board, provide information relating to Company's matters when so required by the Board, obey the reasonable and lawful decisions made by the Board, and perform and exercise in the capacity of a director such responsibilities and powers as may be delegated or granted by the Board;

(2) will honestly and diligently perform such duties and powers as may be delegated or granted reasonably to the Director by the Board with respect to the operations of the Company;

(3) will comply with all the rules and regulations formulated from time to time by the general meetings with respect to the Board and the Director.;

(4) will follow and adhere to the lawful instructions or orders given or made from time to time by the Board, honestly and diligently serve the Company and promote its operations and interests to the best of his endeavour, and fulfil his duty to plan corporate development, project investment and corporate financing matters;

(5) will fully and diligently devote his time, energy and skill for the Company's operations and interests, and handle business in person during normal working hours and other time as may be reasonably required by the Company, unless he is incapable of doing so due to illness or accident; in such circumstances, he shall inform the company secretary of the Company immediately of the matters leading to his loss of working capability, and provide evidence at the request of the Board;

(6) will perform and exercise the powers and duties delegated to him under this Agreement in Hong Kong or any country or region in the world, subject to the requirements of the Board or the business needs of the Company;

(7) will keep the Board of Directors fully informed of his dealings with the Company's business or affairs as soon as possible (to provide a written notice if so required), and provide relevant explanation or detailed description according to the requirements of the Board;

(8) will at any time during normal business hours and at other times as shall be reasonably required by the Company, deal with the Company's affairs in person (save for his loss of capacity due to illness or accident). In such circumstances, the Director shall immediately inform the Secretary to the Board in writing of the conditions for his losing such capacity, and provide such evidence for the loss of capacity to act as may be required by the Board, try his best to capitalise his ability to the full, develop and promote the Company's operations, raise the Company's economic efficiency and safeguard its interests, and perform his duties properly, honestly and effectively;

(9) when reasonably required by the Company at any time, will work at other places, provided that the Company shall give a notice reasonably in advance;

(10) will observe and comply with the following as may be modified, supplemented or amended from time to time:

(a) the Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i) the Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code for Corporate Governance" in Appendix 14);

(ii) the "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii) the "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding

the purchases and sales of stock and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv) other rules and regulations applicable to relevant securities from time to time.

(11) in exercising his powers or performing his obligations, will do what he ought to do with such prudence, diligence and skill as a reasonable and prudent person should have under similar conditions;

(12) in exercising the powers granted to him by the Company, will adhere to the obligation of honesty, and not put himself in such a position that his interests may possibly conflict with the obligations assumed by him. Such principle includes (but not limited to) the performance of the following obligations:

(a) perform the obligations as stated in Chapter 14 of the Articles of Association;

(b) exercise his powers for the purposes originally defined when such powers are granted; and

(c) not to use his position and power in the company to seek his private interests.

3.3 The Company may, at any time during the tenure of the Director as provided in this Agreement, suspend his performance of duties or prohibit him from entering the premises of any members of the Company without giving reasons.

3.4 The Director hereby agrees that, when reasonably required by the Company, the Director shall:

(1) perform the duties of his position in any one of the Company's subsidiaries (namely the duties stated in Article 3.2);

(2) serve as director, senior management officer or employee of any such Subsidiaries companies; and/or

(3) perform the duties related to such appointment, as if the Director performed such duties on behalf of the Company according to the provisions of this Agreement.

3.5 The Director shall keep the Board informed (or by written notice when

so required) timely and fully on the conditions of his engagement with the Company's operations, and make relevant explanations according to the requirements of the Board.

3.6 The Director hereby agrees that the Company shall enjoy the compensation arrangement as provided in the Articles of Association, and that this Agreement and the office of the Director cannot be transferred.

3.7 The Director, as an agent for all shareholders, warrants to the Company that he will observe and follow the duties which he assumes to shareholders according to the provisions of the Articles of Association.

4. Remuneration and benefits

4.1 During the period of his employment, the Director hereby agrees to serve the Company and perform his duties the functions as a Director of the Company in accordance with the Agreement without any remuneration from the Company

4.2 If the Director concurrently holds the position of senior management personnel of the Company, the Director is entitled to all remuneration, allowance and benefits as enjoyed by senior management personnel of the Company.

4.3 The Director shall enjoy share appreciation rights pursuant to the relevant regulations of the company. The Director's other welfares like medical insurance will be granted to him with reference to relevant regulations of the state and internal regulations of the Company

5. Expenses

5.1 For all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement or his handling of matters concerning the Company's operations during the period of this Agreement (including business entertaining expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure), the Company may request the Director to provide relevant receipts and vouchers. Any necessary and reasonable additional expenses incurred by the Director in the provision of his services under this Agreement or his handling of matters concerning the Company's operations, will be reimbursed by the Company after the Director has shown the relevant receipts and/or valid vouchers.

5.2 The Company may also provide funds to the Director beforehand so that he may pay such necessary expenses as mentioned above, provided that the Director shall submit valid expenses vouchers as soon as possible or at regularly intervals as required by the Company for offset against that fund.

6. Holidays

6.1 During the period of his employment, the Director shall be entitled to have 14 days of paid leave in each calendar year (exclusive of public holidays and sick leave). For the first and the final calendar years of employment, the number of paid holidays shall be calculated on a pro rata basis. The holiday notice shall be submitted to the Secretary to the Board at least one (1) month before the holiday. The timing of the holiday shall be such as is deemed by the Board to be most suitable for the business requirements of the Company, and is subject to the prior approval of the Board.

6.2 If for any reason, the Director does not use up his annual holidays in any one calendar year, he should not make any request thereon to the Company. He will only be entitled to carry forward the holidays not used for the year to the next calendar year if in the sole opinion of the Company that it was caused by its busy or urgent business.

7. Confidential information

7.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his

tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

7.2 The restrictions stated in Article 7.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

7.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

7.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours.

8. <u>Prohibition of solicitation</u>

8.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) Clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

9. Prohibition of competition

9.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

9.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on

the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the Executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

9.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

9.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

9.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit

or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

9.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

10. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if this part or these parts were deleted.

11. Termination of employment

11.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason:

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any Subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

11.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

11.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 11.1 and 11.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 11.1 and 11.2 does not constitute a waiver of the right.

11.4 Save for the conditions stated in Clauses 11.1 and 11.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

11.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or

participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

11.6 According to Clauses 11.1 and 11.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

11.7 The termination of the appointment of the Director in accordance with this Agreement does not affect any right accumulated at the time of such termination, or the effects of Articles 7-10 (all such clauses will remain in effect).

11.8 Termination of this Agreement due to the company's postponement in or failure to exercising its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

12. Takeover

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

13. Notice

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following

fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, No. 51 Guangdong Road, Shanghai, the PRC
Recipient:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Han Min Room 602, No. 11, Lane 100, Kangping road, Xuhui District, Shanghai,
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

14. Other provisions

14.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

14.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

14.3 Although this Agreement was executed by the two parties or by their authorized representatives on the date stated on the first page, the validity date of this Agreement has retrospective effect as from 19 November 2006.

14.4 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

14.5 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

14.6 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

14.7 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party (save for the written authorisation by a director to appoint other directors of the Company to attend the Board meeting of the Company on his behalf.

15. Amendments

15.1 Amendments to this Agreement can only be made by written agreements, subject to signatures by both parties and approval by the Company through proper actions of the legal person.

15.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

15.3 In the event that both parties agree to adjust the remuneration or holidays payable to the Director under this Agreement, such adjustment shall not constitute a new contract, and the appointment of the Director will continue to be subjected to the terms of this Agreement and the said adjustments provided that there is no written agreement to the contrary.

15.4 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

16. **Articles of Association**

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

17. **Counterparts of this Agreement**

17.1 This Agreement is written in Chinese.

17.2 This Agreement is made in two counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

18. **Governing laws**

18.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

18.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

18.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun

On behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Han Min

Witness:

2006年11月20日

上海锦江国际酒店（集团）股份有限公司

与

康鸣

执 行 董 事 服 务 协 议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目　录

本协议由下述双方于2006年11月20日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，中国上海市杨新东路24号316-318室(以下简称“公司”)；与

(2) **康鸣**，系中国籍自然人，居民身份证编号：310228197111075016；住址为中国上海市徐汇区龙华路3208弄10号802室(以下简称“董事”)。

本协议双方同意如下：

1. 释义和解释

1.1 释义

本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《中华人民共和国公司法》及其修改，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第14条第2款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的执行董事，而董事同意按照本协议的条款和条件担任公司之执行董事。除非第 12 条另有规定，公司从 2006 年 11 月 19 日起委任董事担任公司执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 11 条的规定终止本协议。

3. 职责

3.1 董事的正常工作地为中国，或公司随时决定的其它地点。公司保留权利要求董事为配合公司需要前往香港及中国地区以外任何地方公干。

3.2 董事现向公司承诺，在受雇期间他：

(1) 将会直接对董事会负责，并在董事会要求时，向董事会提供公司事务的有关资料，且应始终服从董事会合理合法的决定，并以董事身份履行及行使董事会不时委派或授予之责任及权力；

(2) 将会忠诚勤勉地履行和董事会不时就公司业务对董事作出的合理指派或授予的职责和权力；

(3) 将会遵守公司股东大会不时就有关董事会和董事所制定的各项规章制度；

(4) 遵从及依照董事会不时给予或作出的合法指示或指令，并忠诚及勤勉地服务公司和尽力促进其业务和利益，尽责地策划企业发

展、项目投资以及企业融资事务；

(5) 完全及勤勉地对公司业务及利益投入他的时间、精力及技能，并于日常业务时间及公司合理要求的其它时间内亲自处理事务，除非他因病或意外而丧失工作能力；惟在该等情况下，他须立即通知公司之公司秘书该等导致他丧失工作能力事项，并按董事会要求提供证明；

(6) 遵守公司董事会要求或以公司业务的需要为前题，在香港或世界任何国家或地区履行及行使此合约授予的权力及职责；

(7) 尽快及全面地通知董事会他处理公司或公司业务或事务的情况（如被要求须提供书面通知），并按董事会要求提供有关解释或详细说明；

(8) 将在一般营业时间内任何时候和公司合理要求的其它时候亲自处理公司事务(因疾病或意外而丧失行为能力者则除外；在该等情况下，董事应立即将丧失行为能力情况书面通知董事会秘书，并应提供董事会可能需要的丧失行为能力的证明)，尽全力充分发挥其所长，发展和推进公司的业务，提高公司的经济效益和维护公司之利益，并正当、忠诚、有效地履行其职责；

(9) 将在公司随时合理要求时，前往其它地方办事，惟公司会合理地给予提前通知；

(10) 将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》)；

(ii) 《证券及期货条例》(香港法律第 571 章)；

(iii) 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

(11) 将在行使其权力或履行义务时，以一个合理谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为；

(12) 将在行使公司赋予他的权力时须遵守诚信义务，不可置身于自身的利益和承担的义务可能发生冲突的处境，此原则包括(但不限于)执行下列的义务：

(a) 履行章程第十四章所载明的义务；

(b) 须按赋予权力时原定目的行使权力；及

(c) 不得利用其在公司的地位及权力为自己谋私利。

3.3 公司可在本协议规定的董事任期内任何时候暂停董事履行职责，或禁止其进入公司任何成员之场所而无需解释原因。

3.4 董事同意，经公司合理要求，董事应：

(1) 就公司任何一家子公司履行其职务所负有的职责(即第 3.2 条所述的职责)；

(2) 担任任何该等子公司的董事、高级管理人员或雇员；及/或

(3) 执行该等任命所有关的职责，如同董事是按本协议规定代表公司履行该等职责。

3.5 董事应始终及时充分通知(或按要求书面通知)董事会其从事公司业务的情况，并按董事会要求作出有关的解释。

3.6 董事同意公司享有章程规定的补偿安排，并同意本协议及董事职位不得转让。

3.7 董事并作为全体股东的代理人，向公司保证服从并遵守章程规定其对股东所负的义务。

4. <u>报酬及福利</u>

4.1 董事受雇期间，董事愿意按本协议的规定无偿为公司提供服务、并履行作为公司董事的职责。

4.2 若董事同时担任公司高级管理人员，则董事应有权享用作为公司高级管理人员应享有的一切薪酬、津贴及利益。

4.3 董事根据公司有关规章可享有公司的股份增值权。对于董事享有的医疗保险等其它福利待遇参照国家有关法规及公司的内部规章执行。

5. 费用

5.1 在本协议期内，董事履行本协议规定职责时或因执行与公司营运有关的事项而正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支)，公司可要求董事提供有关收据和凭证。对于董事因为公司提供其在本协议项下的服务或因为执行与公司营运有关事项而作出的任何合理必要额外费用，经该董事出示有关的收据及/或有效凭据后，公司将予以发还。

5.2 公司亦可在事前向董事提供款项，让董事用以支付前述的各种必要开支，惟董事必须在使用该款项后尽快或按公司的要求定时向公司出具有效的开支凭据，以抵销该款项。

6. 节假日

6.1 董事在受聘期间，董事有权在每个公历年度内享有 14 天的有薪假期（不包括公众假期及病假），在受聘的首个和最后一个公历年度内，有薪假期日数应据此按比例分配。请假通知最低限度应在放假前一(1)个月提交董事会秘书。而休假时间则须为董事会认为能配合公司业务需要之时间，并须得到董事会预先批准。

6.2 如果董事在任何一个公历年内因故没有享用当年的全部假期，不应就此向公司作出任何要求；除非公司单独认为未有休假的原因是公司业务繁多或紧急，则他有权将该年未享用的假期，留到下一个公历年享用。

7. 保密资料

7.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的

工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

7.2 上述第 7.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

7.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要)、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

7.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

8. 禁止游说

8.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

9. <u>禁止竞争</u>

9.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

9.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

9.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

9.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

9.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

9.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

10. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该一部分或多部分已被删去。

11. 终止受雇

11.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

11.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

11.3 董事不得以第 11.1 和 11.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 11.1 和 11.2 款规定的终止权并不构成放弃这一权利。

11.4 除第 11.1 和 11.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

11.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

11.6 根据第 11.1 和 11.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

11.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 7 至 10 条的效力(所有该等条款应继续有效)。

11.8 因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

12. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

13. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	上海锦江国际酒店（集团）股份有限公司 上海市广东路 51 号 6 楼
收件人：	公司秘书
传真号码：	(86 21) 6321 7836
董事：	康鸣 上海市徐汇区龙华路 3208 弄 10 号 802 室
传真号码：	(86 21) 6321 7720

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

14. 其它规定

14.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

14.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

14.3 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至2006年11月19日。

14.4 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

14.5 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

14.6 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

14.7 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（董事书面委托公司其它董事代为出席公司董事会则不在此限）。

15. 修订

15.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

15.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

15.3 如双方同意调整于本协议下应支付予董事之报酬或假期，该调整将不会构成一份新的合约，而董事之聘用将继续受制于本协议条款但加上前述调整，惟受制于双方之书面相反协议。

15.4 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

16. 章程

本协议条款如与章程有不附之处，概以章程为准。

17. 协议版本

17.1 本协议以中文书写。

17.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

18. 管辖法律

18.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

18.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

18.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表)

上海锦江国际酒店（集团）股份有限公司)

签署)

见证人：)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由康鸣签署)

见证人：)

ANTHONY PAUL JACOBSEN)
Solicitor
Baker & McKenzie
Hong Kong SAR

Service Agreement for Executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Kang Ming

20 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 20 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as the "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, China (hereinafter referred to as the "Company"); and

(2) **Kang Ming**, a natural person of Chinese nationality (Resident Identity Card no.: 310228197111075016), residing at Room 802, No. 10, Lane 3208, Longhua Road, Xuhui District, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. **Definition and interpretation**

1.1 Definition

In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4

		August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2) of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. <u>Term of employment</u>

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an executive director of the Board of the Company, and the Director hereby agrees to serve as an executive director of the Company. Unless otherwise provided in Article 12, the Company employs the Director as an executive director of the Company from 19 November 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written

notice of not less than three months to the other party or in accordance with the provisions of Article 11.

3. **Duties**

3.1 The normal working place of the Director is in China, or such place as the Company shall decide from time to time. The Company reserves the right to require the Director to work at any other places other than Hong Kong and China to meet the needs of the Company.

3.2 The Director hereby undertakes to the Company that, during the period of his employment, he:

(1) will be directly accountable to the Board, provide information relating to Company's matters when so required by the Board, obey the reasonable and lawful decisions made by the Board, and perform and exercise in the capacity of a director such responsibilities and powers as may be delegated or granted by the Board;

(2) will honestly and diligently perform such duties and powers as may be delegated or granted reasonably to the Director by the Board with respect to the operations of the Company;

(3) will comply with all the rules and regulations formulated from time to time by the general meetings with respect to the Board and the Director.;

(4) will follow and adhere to the lawful instructions or orders given or made from time to time by the Board, honestly and diligently serve the Company and promote its operations and interests to the best of his endeavour, and fulfil his duty to plan corporate development, project investment and corporate financing matters;

(5) will fully and diligently devote his time, energy and skill for the Company's operations and interests, and handle business in person during normal working hours and other time as may be reasonably required by the Company, unless he is incapable of doing so due to illness or accident; in such circumstances, he shall inform the company secretary of the Company immediately of the matters leading to his loss of working capability, and provide evidence at the request of the Board;

(6) will perform and exercise the powers and duties delegated to him under this Agreement in Hong Kong or any country or

region in the world, subject to the requirements of the Board or the business needs of the Company;

(7) will keep the Board of Directors fully informed of his dealings with the Company's business or affairs as soon as possible (to provide a written notice if so required), and provide relevant explanation or detailed description according to the requirements of the Board;

(8) will at any time during normal business hours and at other times as shall be reasonably required by the Company, deal with the Company's affairs in person (save for his loss of capacity due to illness or accident). In such circumstances, the Director shall immediately inform the Secretary to the Board in writing of the conditions for his losing such capacity, and provide such evidence for the loss of capacity to act as may be required by the Board, try his best to capitalise his ability to the full, develop and promote the Company's operations, raise the Company's economic efficiency and safeguard its interests, and perform his duties properly, honestly and effectively;

(9) when reasonably required by the Company at any time, will work at other places, provided that the Company shall give a notice reasonably in advance;

(10) will observe and comply with the following as may be modified, supplemented or amended from time to time:

(a) the Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i) the Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code for Corporate Governance" in Appendix 14);

(ii) the "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii) the "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and

Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of stock and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv) other rules and regulations applicable to relevant securities from time to time.

(11) in exercising his powers or performing his obligations, will do what he ought to do with such prudence, diligence and skill as a reasonable and prudent person should have under similar conditions;

(12) in exercising the powers granted to him by the Company, will adhere to the obligation of honesty, and not put himself in such a position that his interests may possibly conflict with the obligations assumed by him. Such principle includes (but not limited to) the performance of the following obligations:

(a) perform the obligations as stated in Chapter 14 of the Articles of Association;

(b) exercise his powers for the purposes originally defined when such powers are granted; and

(c) not to use his position and power in the company to seek his private interests.

3.3 The Company may, at any time during the tenure of the Director as provided in this Agreement, suspend his performance of duties or prohibit him from entering the premises of any members of the Company without giving reasons.

3.4 The Director hereby agrees that, when reasonably required by the Company, the Director shall:

(1) perform the duties of his position in any one of the Company's subsidiaries (namely the duties stated in Article 3.2);

(2) serve as director, senior management officer or employee of any such Subsidiaries companies; and/or

(3) perform the duties related to such appointment, as if the Director performed such duties on behalf of the Company according to the provisions of this Agreement.

3.5 The Director shall keep the Board informed (or by written notice when

so required) timely and fully on the conditions of his engagement with the Company's operations, and make relevant explanations according to the requirements of the Board.

3.6 The Director hereby agrees that the Company shall enjoy the compensation arrangement as provided in the Articles of Association, and that this Agreement and the office of the Director cannot be transferred.

3.7 The Director, as an agent for all shareholders, warrants to the Company that he will observe and follow the duties which he assumes to shareholders according to the provisions of the Articles of Association.

4. Remuneration and benefits

4.1 During the period of his employment, the Director hereby agrees to serve the Company and perform his duties the functions as a Director of the Company in accordance with the Agreement without any remuneration from the Company

4.2 If the Director concurrently holds the position of senior management personnel of the Company, the Director is entitled to all remuneration, allowance and benefits as enjoyed by senior management personnel of the Company.

4.3 The Director shall enjoy share appreciation rights pursuant to the relevant regulations of the company. The Director's other welfares like medical insurance will be granted to him with reference to relevant regulations of the state and internal regulations of the Company

5. Expenses

5.1 For all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement or his handling of matters concerning the Company's operations during the period of this Agreement (including business entertaining expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure), the Company may request the Director to provide relevant receipts and vouchers. Any necessary and reasonable additional expenses incurred by the Director in the provision of his services under this Agreement or his handling of matters concerning the Company's operations, will be reimbursed by the Company after the Director has shown the relevant receipts and/or valid vouchers.

5.2 The Company may also provide funds to the Director beforehand so that he may pay such necessary expenses as mentioned above, provided that the Director shall submit valid expenses vouchers as soon as possible or at regularly intervals as required by the Company for offset against that fund.

6. **Holidays**

6.1 During the period of his employment, the Director shall be entitled to have 14 days of paid leave in each calendar year (exclusive of public holidays and sick leave). For the first and the final calendar years of employment, the number of paid holidays shall be calculated on a pro rata basis. The holiday notice shall be submitted to the Secretary to the Board at least one (1) month before the holiday. The timing of the holiday shall be such as is deemed by the Board to be most suitable for the business requirements of the Company, and is subject to the prior approval of the Board.

6.2 If for any reason, the Director does not use up his annual holidays in any one calendar year, he should not make any request thereon to the Company. He will only be entitled to carry forward the holidays not used for the year to the next calendar year if in the sole opinion of the Company that it was caused by its busy or urgent business.

7. **Confidential information**

7.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his

tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

7.2 The restrictions stated in Article 7.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

7.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

7.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours.

8. <u>Prohibition of solicitation</u>

8.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) Clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

9. Prohibition of competition

9.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

9.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on

the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the Executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

9.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

9.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

9.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit

or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

9.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

10. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if this part or these parts were deleted.

11. Termination of employment

11.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason:

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any Subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

11.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

11.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 11.1 and 11.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 11.1 and 11.2 does not constitute a waiver of the right.

11.4 Save for the conditions stated in Clauses 11.1 and 11.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

11.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or

participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

11.6 According to Clauses 11.1 and 11.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

11.7 The termination of the appointment of the Director in accordance with this Agreement does not affect any right accumulated at the time of such termination, or the effects of Articles 7-10 (all such clauses will remain in effect).

11.8 Termination of this Agreement due to the company's postponement in or failure to exercising its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

12. Takeover

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

13. Notice

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following

fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, No. 51 Guangdong Road, Shanghai, the PRC
Recipient:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Kang Ming Room 802, No. 10, Lane 3208, Longhua Road, Xuhui District, Shanghai
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

14. Other provisions

14.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

14.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

14.3 Although this Agreement was executed by the two parties or by their authorized representatives on the date stated on the first page, the validity date of this Agreement has retrospective effect as from 19 November 2006.

14.4 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

14.5 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

14.6 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

14.7 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party (save for the written authorisation by a director to appoint other directors of the Company to attend the Board meeting of the Company on his behalf.

15. Amendments

15.1 Amendments to this Agreement can only be made by written agreements, subject to signatures by both parties and approval by the Company through proper actions of the legal person.

15.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

15.3 In the event that both parties agree to adjust the remuneration or holidays payable to the Director under this Agreement, such adjustment shall not constitute a new contract, and the appointment of the Director will continue to be subjected to the terms of this Agreement and the said adjustments provided that there is no written agreement to the contrary.

15.4 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

16. **Articles of Association**

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

17. **Counterparts of this Agreement**

17.1 This Agreement is written in Chinese.

17.2 This Agreement is made in two counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

18. **Governing laws**

18.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

18.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

18.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun

On behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Kang Ming

Witness:

2006年11月20日

上海锦江国际酒店（集团）股份有限公司

与

季岗

独立非执行董事服务协议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

本协议由下述双方于2006年11月20日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市杨新东路24号316-318室(以下简称“公司”)；与

(2) **季岗**，系中国籍自然人，居民身份证编号：310109195710281651；住址为香港湾仔李节街1号李节花园16楼C室(以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《中华人民共和国公司法》及其修改，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第14条第2款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的独立非执行董事，而董事同意按照本协议的条款和条件担任公司之独立非执行董事。除非第9条另有规定，公司从2006年11月20日委任董事担任公司独立非执行董事直至2009年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第9条的规定终止本协议。

3. 职责

3.1 董事现向公司承诺在任期内他将：

(a) 作为公司的独立非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

3.2 董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i). 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》);

(ii). 《证券及期货条例》(香港法律第 571 章);

(iii). 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》,以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章;及

(iv). 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支),对此,公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司独立非执行董事不支付任何报酬或提供任何福利。

4.2 作为履行第 3 条所述职责的报酬,董事受雇期间,公司应按由股东大会批准的每年人民币人民币 100,000 元(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金,并按月分十二(12)期,在每月结束时支付。如未足一个月,则相应按比例计算,于每月底支付。

4.3 公司应至少每十二(12)个月评估,但无义务提高,根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候,对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料;(ii)有关公司或任何子公司进行或使用的,或其任期内发现或作出的工艺或发明的资料;(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应:

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达;或

(b) 因私或因非公司的任何目的使用;或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. <u>禁止游说</u>

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. 禁止竞争

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期

间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

9.8 无论什么原因，在委任终止时，董事应立即辞退公司的职务。

10. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	上海锦江国际酒店（集团）股份有限公司
	中国上海市广东路 51 号 6 楼
收件人：	公司秘书
传真号码：	(86 21) 6321 7836
董事：	季岗
	香港湾仔李节街 1 号李节花园 16 楼 C 室
传真号码：	(86 21) 6321 7720

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.4 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.5 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.6 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1 本协议以中文书写。

15.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表

上海锦江国际酒店（集团）股份有限公司

签署

见证人：

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由季岗签署

见证人：

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

Service Agreement for Independent Non-executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Ji Gang

20 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 20 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, PRC (hereinafter referred to as the "Company"); and

(2) **Xia Dawei**, a natural person of Chinese nationality (Resident Identity Card no.: 310109195710281651), residing at Flat C 16/F, Li Chit Garden, 1 Li Chit Street, Wan Chai, Hong Kong (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. Definition and interpretation

1.1 In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4 August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2)

		of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. Term of employment

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an independent non-executive director of the Board of the Company, and the Director hereby agrees to serve as an independent non-executive director of the Company. Unless otherwise provided in Article 9, the Company employs the Director as an independent non-executive director of the Company from 20 November 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not less than three months to the other party or in accordance with the provisions of Article 9.

3. Duties

3.1 The Director hereby undertakes to the Company that, during his tenure,:

(a) He shall as an independent non-executive director of the Company, perform the duties assigned to him by the Board from time to time and exercise the powers delegated to him by the Board from time to time; and

(b) He shall Observe and comply with any lawful instructions or guidance issued or made by the Board from time to time, serve the Company honestly and prudently, and promote business of the Company to the best of his endeavour.

3.2 In addition, the Director also undertakes to the Company that, during the period of employment, he will observe and comply with the following as modified, supplemented or amended from time to time:

(a) The Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i). The Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code of Corporate Governance Practices" in Appendix 14);

(ii). The "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii). The "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of shares and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv). Other rules and regulations applicable to the relevant securities from time to time.

4. <u>Expenses, remuneration and benefits</u>

4.1 The Company shall pay all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement during his tenure (including business entertainment expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure). The Company may request the Director to provide relevant receipts and vouchers. The Director hereby agrees that the Company will not pay any remuneration or provide any benefits to the Director who is serving as an independent non-executive director of the Company.

4.2 As the remuneration for performance of the duties referred in Article 3, during the period of his employment, the Company shall pay the Director a director's fee of RMB 100,000 per annum as approved by the general meetings (or such higher rate as shall be approved by the general meetings and determined from time to time between the Company and the Director) in twelve (12) monthly instalments, payable at the end of each month. In the event of less than one month, then the payment shall be calculated on a pro-rata basis and payable at the end of each month.

4.3 The Company shall review, but is not obliged to increase, the director's fee payable under the provisions of this Agreement, at least once for every twelve (12) months.

5. <u>Confidential information</u>

5.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

5.2 The restrictions stated in Article 5.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

5.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

5.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours

6. Prohibition of solicitation

6.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

7. <u>Prohibition of competition</u>

7.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

7.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

7.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

7.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

7.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

7.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

8. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any

notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason.

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

9.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

9.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 9.1 and 9.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Save for the conditions stated in Clauses 9.1 and 9.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

9.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

9.6 According to Clauses 9.1 and 9.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

9.7 The termination of the appointment of the Director in accordance with the provisions of this Agreement does not affect any right accrued at the time of such termination, or the effects of Articles 5-8 (all such clauses will remain in effect). Termination of this Agreement due to the Company's postponement in or failure to exercise its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

9.8 For reasons whatsoever, the Director shall resign from his position in the Company at the time of the termination of the appointment.

10. Takeover

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

11. Notice

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, 51 Guangdong Road, Shanghai, the PRC
Addressee:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Ji Gang
	Flat C 16/F, Li Chit Garden, 1 Li Chit Street, Wan Chai, Hong Kong
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

12. Other provisions

12.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

12.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

12.3 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.4 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

12.5 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

12.6 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party.

13. Amendments

13.1 Amendments to this Agreement can only be made by written agreements, subject to signature by both parties and approval by the Company through proper actions of the legal person.

13.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

13.3 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

14. Articles of Association

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

15. Counterparts of this Agreement

15.1 This Agreement is written in Chinese.

15.2 This Agreement is made in 2 counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

16.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun,

For and on behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Ji Gang

Witness:

2006年11月20日

上海锦江国际酒店（集团）股份有限公司

与

夏大慰

独立非执行董事服务协议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

条款 页码

本协议由下述双方于 2006 年 11 月 20 日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市杨新东路 24 号 316-318 室 (以下简称“公司”)；与

(2) **夏大慰**，系中国籍自然人，居民身份证编号：310110195302056231；住址为中国上海市虹口区欧阳路 289 弄 10 号 1202 室(以下简称“董事”)。

本协议双方同意如下：

1. **释义和解释**

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于 1993 年 12 月 29 日通过的《中华人民共和国公司法》及其修改，该法在 1994 年 7 月 1 日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在 1994 年 8 月 4 日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第 14 条第 2 款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的独立非执行董事，而董事同意按照本协议的条款和条件担任公司之独立非执行董事。除非第 9 条另有规定，公司从 2006 年 11 月 20 日委任董事担任公司独立非执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 9 条的规定终止本协议。

3. 职责

3.1 董事现向公司承诺在任期内他将：

(a) 作为公司的独立非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

3.2 董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i). 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》);

(ii). 《证券及期货条例》(香港法律第 571 章);

(iii). 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》,以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章;及

(iv). 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支),对此,公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司独立非执行董事不支付任何报酬或提供任何福利。

4.2 作为履行第 3 条所述职责的报酬,董事受雇期间,公司应按由股东大会批准的每年人民币人民币 100,000 元(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金,并按月分十二(12)期,在每月结束时支付。如未足一个月,则相应按比例计算,于每月底支付。

4.3 公司应至少每十二(12)个月评估,但无义务提高,根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候,对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料;(ii)有关公司或任何子公司进行或使用的,或其任期内发现或作出的工艺或发明的资料;(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应:

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达;或

(b) 因私或因非公司的任何目的使用;或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. <u>禁止游说</u>

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. <u>禁止竞争</u>

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之[五]的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二(12)个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之[五]的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期

间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

9.8 无论什么原因，在委任终止时，董事应立即辞退公司的职务。

10. <u>收购</u>

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	上海锦江国际酒店（集团）股份有限公司 中国上海市广东路51号6楼
收件人：	公司秘书
传真号码：	(86 21) 6321 7836
董事：	夏大慰 上海市虹口区欧阳路289弄10号1202室
传真号码：	(86 21) 6321 7720

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.4　受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.5　公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.6　本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13.　修订

13.1　本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2　非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3　董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14.　章程

本协议条款如与章程有不附之处，概以章程为准。

15.　协议版本

15.1　本协议以中文书写。

15.2　本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16.　管辖法律

16.1　本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2　有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3　本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表

上海锦江国际酒店（集团）股份有限公司

签署

见证人：

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由夏大慰签署

见证人：

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

Service Agreement for Independent Non-executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Xia Dawei

20 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 20 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, PRC (hereinafter referred to as the "Company"); and

(2) **Xia Dawei**, a natural person of Chinese nationality (Resident Identity Card no.: 310110195302056231), residing at Room 1202, No. 10, Lane 289, Ouyang Road, Hongkou District, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. **Definition and interpretation**

1.1 In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4 August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2)

		of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. Term of employment

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an independent non-executive director of the Board of the Company, and the Director hereby agrees to serve as an independent non-executive director of the Company. Unless otherwise provided in Article 9, the Company employs the Director as an independent non-executive director of the Company from 20 November 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not less than three months to the other party or in accordance with the provisions of Article 9.

3. Duties

3.1 The Director hereby undertakes to the Company that, during his tenure,:

(a) He shall as an independent non-executive director of the Company, perform the duties assigned to him by the Board from time to time and exercise the powers delegated to him by the Board from time to time; and

(b) He shall Observe and comply with any lawful instructions or guidance issued or made by the Board from time to time, serve the Company honestly and prudently, and promote business of the Company to the best of his endeavour.

3.2 In addition, the Director also undertakes to the Company that, during the period of employment, he will observe and comply with the following as modified, supplemented or amended from time to time:

(a) The Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i). The Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code of Corporate Governance Practices" in Appendix 14);

(ii). The "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii). The "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of shares and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv). Other rules and regulations applicable to the relevant securities from time to time.

4. **Expenses, remuneration and benefits**

4.1 The Company shall pay all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement during his tenure (including business entertainment expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure). The Company may request the Director to provide relevant receipts and vouchers. The Director hereby agrees that the Company will not pay any remuneration or provide any benefits to the Director who is serving as an independent non-executive director of the Company.

4.2 As the remuneration for performance of the duties referred in Article 3, during the period of his employment, the Company shall pay the Director a director's fee of RMB 100,000 per annum as approved by the general meetings (or such higher rate as shall be approved by the general meetings and determined from time to time between the Company and the Director) in twelve (12) monthly instalments, payable at the end of each month. In the event of less than one month, then the payment shall be calculated on a pro-rata basis and payable at the end of each month.

4.3 The Company shall review, but is not obliged to increase, the director's fee payable under the provisions of this Agreement, at least once for every twelve (12) months.

5. **Confidential information**

5.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

5.2 The restrictions stated in Article 5.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

5.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

5.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours

6. Prohibition of solicitation

6.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

7. Prohibition of competition

7.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

7.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

7.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

7.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

7.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

7.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

8. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any

notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year. (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason.

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

9.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

9.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 9.1 and 9.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Save for the conditions stated in Clauses 9.1 and 9.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

9.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

9.6 According to Clauses 9.1 and 9.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

9.7 The termination of the appointment of the Director in accordance with the provisions of this Agreement does not affect any right accrued at the time of such termination, or the effects of Articles 5-8 (all such clauses will remain in effect). Termination of this Agreement due to the Company's postponement in or failure to exercise its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

9.8 For reasons whatsoever, the Director shall resign from his position in the Company at the time of the termination of the appointment.

10. Takeover

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

11. Notice

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, 51 Guangdong Road, Shanghai, the PRC
Addressee:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Xia Dawei
	Room 1202, No. 10, Lane 289, Ouyang Road, Hongkou District, Shanghai
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

12. Other provisions

12.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

12.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

12.3 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.4 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

12.5 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

12.6 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party.

13. Amendments

13.1 Amendments to this Agreement can only be made by written agreements, subject to signature by both parties and approval by the Company through proper actions of the legal person.

13.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

13.3 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

14. Articles of Association

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

15. Counterparts of this Agreement

15.1 This Agreement is written in Chinese.

15.2 This Agreement is made in 2 counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

16.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun,

For and on behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Xia Dawei

Witness:

2006年11月20日

上海锦江国际酒店（集团）股份有限公司

与

孙大建

独立非执行董事服务协议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

条款 页码

本协议由下述双方于2006年11月20日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市杨新东路24号316-318室(以下简称“公司”)；与

(2) **孙大建**，系中国籍自然人，居民身份证编号：310109195405184038；住址为中国上海市沪太路655弄3号1701室(以下简称“董事”)。

本协议双方同意如下：

1. 释义和解释

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《中华人民共和国公司法》及其修改，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第14条第2款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的独立非执行董事，而董事同意按照本协议的条款和条件担任公司之独立非执行董事。除非第 9 条另有规定，公司从 2006 年 11 月 20 日委任董事担任公司独立非执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 9 条的规定终止本协议。

3. 职责

3.1 董事现向公司承诺在任期内他将：

(a) 作为公司的独立非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

3.2 董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i). 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》);

(ii). 《证券及期货条例》(香港法律第 571 章);

(iii). 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》,以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章;及

(iv). 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支),对此,公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司独立非执行董事不支付任何报酬或提供任何福利。

4.2 作为履行第 3 条所述职责的报酬,董事受雇期间,公司应按由股东大会批准的每年人民币人民币 100,000 元(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金,并按月分十二(12)期,在每月结束时支付。如未足一个月,则相应按比例计算,于每月底支付。

4.3 公司应至少每十二(12)个月评估,但无义务提高,根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候,对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料;(ii)有关公司或任何子公司进行或使用的,或其任期内发现或作出的工艺或发明的资料;(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应:

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达;或

(b) 因私或因非公司的任何目的使用;或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. 禁止游说

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. 禁止竞争

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期

间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第4条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出1个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第9.1和9.2款规定的终止为由对公司提出请求，公司延迟或暂缓行使第9.1和9.2款规定的终止权并不构成放弃这一权利。

9.4 除第9.1和9.2款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前3个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第9.1和9.2条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第5至8条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

9.8 无论什么原因，在委任终止时，董事应立即辞退公司的职务。

10. <u>收购</u>

如发生国务院证券委员会和国家经济体制改革委员会于1994年8月27日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司： 上海锦江国际酒店（集团）股份有限公司
中国上海市广东路 51 号 6 楼
收件人： 公司秘书
传真号码： (86 21) 6321 7836

董事： 孙大建
上海市沪太路 655 弄 3 号 1701 室
传真号码： (86 21) 6321 7720

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.4 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.5 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.6 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1 本协议以中文书写。

15.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表

上海锦江国际酒店（集团）股份有限公司

签署

见证人：

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由孙大建签署

见证人：

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

Service Agreement for Independent Non-executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Sun Dajian

20 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 20 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, PRC (hereinafter referred to as the "Company"); and

(2) **Sun Dajian**, a natural person of Chinese nationality (Resident Identity Card no.: 310109195405184038), residing at Room 1701, No. 3, Lane 655, Hutai Road, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. Definition and interpretation

1.1 In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4 August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2)

		of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. Term of employment

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an independent non-executive director of the Board of the Company, and the Director hereby agrees to serve as an independent non-executive director of the Company. Unless otherwise provided in Article 9, the Company employs the Director as an independent non-executive director of the Company from 20 November 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not less than three months to the other party or in accordance with the provisions of Article 9.

3. Duties

3.1 The Director hereby undertakes to the Company that, during his tenure,:

(a) He shall as an independent non-executive director of the Company, perform the duties assigned to him by the Board from time to time and exercise the powers delegated to him by the Board from time to time; and

(b) He shall Observe and comply with any lawful instructions or guidance issued or made by the Board from time to time, serve the Company honestly and prudently, and promote business of the Company to the best of his endeavour.

3.2 In addition, the Director also undertakes to the Company that, during the period of employment, he will observe and comply with the following as modified, supplemented or amended from time to time:

(a) The Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i). The Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code of Corporate Governance Practices" in Appendix 14);

(ii). The "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii). The "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of shares and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv). Other rules and regulations applicable to the relevant securities from time to time.

4. <u>Expenses, remuneration and benefits</u>

4.1 The Company shall pay all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement during his tenure (including business entertainment expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure). The Company may request the Director to provide relevant receipts and vouchers. The Director hereby agrees that the Company will not pay any remuneration or provide any benefits to the Director who is serving as an independent non-executive director of the Company.

4.2 As the remuneration for performance of the duties referred in Article 3, during the period of his employment, the Company shall pay the Director a director's fee of RMB 100,000 per annum as approved by the general meetings (or such higher rate as shall be approved by the general meetings and determined from time to time between the Company and the Director) in twelve (12) monthly instalments, payable at the end of each month. In the event of less than one month, then the payment shall be calculated on a pro-rata basis and payable at the end of each month.

4.3 The Company shall review, but is not obliged to increase, the director's fee payable under the provisions of this Agreement, at least once for every twelve (12) months.

5. <u>Confidential information</u>

5.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

5.2 The restrictions stated in Article 5.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

5.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

5.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours

6. Prohibition of solicitation

6.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

7. <u>Prohibition of competition</u>

7.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

7.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

7.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

7.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

7.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

7.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

8. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any

notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason.

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

9.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

9.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 9.1 and 9.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Save for the conditions stated in Clauses 9.1 and 9.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

9.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

9.6 According to Clauses 9.1 and 9.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

9.7 The termination of the appointment of the Director in accordance with the provisions of this Agreement does not affect any right accrued at the time of such termination, or the effects of Articles 5-8 (all such clauses will remain in effect). Termination of this Agreement due to the Company's postponement in or failure to exercise its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

9.8 For reasons whatsoever, the Director shall resign from his position in the Company at the time of the termination of the appointment.

10. <u>Takeover</u>

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

11. <u>Notice</u>

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company: Shanghai Jin Jiang International Hotels (Group) Company Limited
6 Floor, 51 Guangdong Road, Shanghai, the PRC
Addressee: Company Secretary
Fax number: (86 21) 6321 7836

Director: Lee Chung Bo

Room 1701, No. 3, Lane 655, Hutai Road, Shanghai

Fax Number: (86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

12. Other provisions

12.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

12.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

12.3 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.4 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

12.5 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

12.6 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party.

13. Amendments

13.1 Amendments to this Agreement can only be made by written agreements, subject to signature by both parties and approval by the Company through proper actions of the legal person.

13.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

13.3 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

14. Articles of Association

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

15. Counterparts of this Agreement

15.1 This Agreement is written in Chinese.

15.2 This Agreement is made in 2 counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

16.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun,

For and on behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Sun Dajiang

Witness:



2006年11月26日

上海锦江国际酒店（集团）股份有限公司

与

芮明杰

独立非执行董事服务协议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目　录

条款　　　　页码

本协议由下述双方于 2006 年 11 月 26 日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市杨新东路 24 号 316-318 室 (以下简称“公司”)；与

(2) **芮明杰**，系中国籍自然人，居民身份证编号：310110195405036292；住址为中国上海市黄兴路 1669 弄 10 号 1201 室(以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于 1993 年 12 月 29 日通过的《中华人民共和国公司法》及其修改，该法在 1994 年 7 月 1 日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在 1994 年 8 月 4 日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第 14 条第 2 款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的独立非执行董事，而董事同意按照本协议的条款和条件担任公司之独立非执行董事。除非第 9 条另有规定，公司从 2006 年 11 月 20 日委任董事担任公司独立非执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 9 条的规定终止本协议。

3. 职责

3.1 董事现向公司承诺在任期内他将：

(a) 作为公司的独立非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

3.2 董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i). 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》);

(ii). 《证券及期货条例》(香港法律第 571 章);

(iii). 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》,以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章;及

(iv). 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支),对此,公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司独立非执行董事不支付任何报酬或提供任何福利。

4.2 作为履行第 3 条所述职责的报酬,董事受雇期间,公司应按由股东大会批准的每年人民币人民币 100,000 元(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金,并按月分十二(12)期,在每月结束时支付。如未足一个月,则相应按比例计算,于每月底支付。

4.3 公司应至少每十二(12)个月评估,但无义务提高,根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候,对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料;(ii)有关公司或任何子公司进行或使用的,或其任期内发现或作出的工艺或发明的资料;(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应:

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达;或

(b) 因私或因非公司的任何目的使用;或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. 禁止游说

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. <u>禁止竞争</u>

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二(12)个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期

间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

9.8 无论什么原因，在委任终止时，董事应立即辞退公司的职务。

10. <u>收购</u>

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：　　上海锦江国际酒店（集团）股份有限公司
中国上海市广东路 51 号 6 楼
收件人：　　公司秘书
传真号码：　　(86 21) 6321 7836

董事：　　芮明杰
上海市黄兴路 1669 弄 10 号 1201 室
传真号码：　　(86 21) 6321 7720

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.4 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.5 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.6 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1 本协议以中文书写。

15.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表

上海锦江国际酒店（集团）股份有限公司

签署

见证人：

由芮明杰签署

见证人：

Service Agreement for Independent Non-executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Rui Mingjie

26 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 26 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, PRC (hereinafter referred to as the "Company"); and

(2) **Rui Mingjie**, a natural person of Chinese nationality (Resident Identity Card no.: 310110195405036292), residing at Room 1201, No. 10, Lane 1669, Huangxing Road, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. <u>Definition and interpretation</u>

1.1 In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4 August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2)

		of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. Term of employment

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an independent non-executive director of the Board of the Company, and the Director hereby agrees to serve as an independent non-executive director of the Company. Unless otherwise provided in Article 9, the Company employs the Director as an independent non-executive director of the Company from 20 November 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not less than three months to the other party or in accordance with the provisions of Article 9.

3. Duties

3.1 The Director hereby undertakes to the Company that, during his tenure,:

(a) He shall as an independent non-executive director of the Company, perform the duties assigned to him by the Board from time to time and exercise the powers delegated to him by the Board from time to time; and

(b) He shall Observe and comply with any lawful instructions or guidance issued or made by the Board from time to time, serve the Company honestly and prudently, and promote business of the Company to the best of his endeavour.

3.2 In addition, the Director also undertakes to the Company that, during the period of employment, he will observe and comply with the following as modified, supplemented or amended from time to time:

(a) The Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i). The Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code of Corporate Governance Practices" in Appendix 14);

(ii). The "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii). The "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of shares and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv). Other rules and regulations applicable to the relevant securities from time to time.

4. Expenses, remuneration and benefits

4.1 The Company shall pay all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement during his tenure (including business entertainment expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure). The Company may request the Director to provide relevant receipts and vouchers. The Director hereby agrees that the Company will not pay any remuneration or provide any benefits to the Director who is serving as an independent non-executive director of the Company.

4.2 As the remuneration for performance of the duties referred in Article 3, during the period of his employment, the Company shall pay the Director a director's fee of RMB 100,000 per annum as approved by the general meetings (or such higher rate as shall be approved by the general meetings and determined from time to time between the Company and the Director) in twelve (12) monthly instalments, payable at the end of each month. In the event of less than one month, then the payment shall be calculated on a pro-rata basis and payable at the end of each month.

4.3 The Company shall review, but is not obliged to increase, the director's fee payable under the provisions of this Agreement, at least once for every twelve (12) months.

5. Confidential information

5.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

5.2 The restrictions stated in Article 5.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

5.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

5.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours

6. Prohibition of solicitation

6.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

7. Prohibition of competition

7.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

7.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

7.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

7.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

7.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

7.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

8. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any

notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason.

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

9.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

9.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 9.1 and 9.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Save for the conditions stated in Clauses 9.1 and 9.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

9.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

9.6 According to Clauses 9.1 and 9.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

9.7 The termination of the appointment of the Director in accordance with the provisions of this Agreement does not affect any right accrued at the time of such termination, or the effects of Articles 5-8 (all such clauses will remain in effect). Termination of this Agreement due to the Company's postponement in or failure to exercise its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

9.8 For reasons whatsoever, the Director shall resign from his position in the Company at the time of the termination of the appointment.

10. Takeover

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

11. Notice

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, 51 Guangdong Road, Shanghai, the PRC
Addressee:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Rui Mingjie
	Room 1201, No. 10, Lane 1669, Huangxing Road, Shanghai
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

12. Other provisions

12.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

12.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

12.3 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.4 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

12.5 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

12.6 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party.

13. Amendments

13.1 Amendments to this Agreement can only be made by written agreements, subject to signature by both parties and approval by the Company through proper actions of the legal person.

13.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

13.3 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

14. Articles of Association

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

15. Counterparts of this Agreement

15.1 This Agreement is written in Chinese.

15.2 This Agreement is made in 2 counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

16.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun,

For and on behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Rui Mingjie

Witness:

2006年11月20日

上海锦江国际酒店（集团）股份有限公司

与

杨孟华

独立非执行董事服务协议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

本协议由下述双方于 2006 年 11 月 20 日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市杨新东路 24 号 316-318 室 (以下简称“公司”)；与

(2) **杨孟华**，系中国籍自然人，居民身份证编号：310106194403184057；住址为中国上海市虹口区东大名路 888 弄 6 号 1202 室(以下简称“董事”)。

本协议双方同意如下：

1. **释义和解释**

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于 1993 年 12 月 29 日通过的《中华人民共和国公司法》及其修改，该法在 1994 年 7 月 1 日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在 1994 年 8 月 4 日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第 14 条第 2 款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的独立非执行董事，而董事同意按照本协议的条款和条件担任公司之独立非执行董事。除非第 9 条另有规定，公司从 2006 年 11 月 20 日委任董事担任公司独立非执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 9 条的规定终止本协议。

3. 职责

3.1 董事现向公司承诺在任期内他将：

(a) 作为公司的独立非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

3.2 董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i). 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》);

(ii). 《证券及期货条例》(香港法律第571章);

(iii). 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv). 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用（包括商务应酬费、差旅费、食宿费和其它实际开支），对此，公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司独立非执行董事不支付任何报酬或提供任何福利。

4.2 作为履行第3条所述职责的报酬，董事受雇期间，公司应按由股东大会批准的每年人民币人民币 100,000 元(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.3 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. 禁止游说

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. <u>禁止竞争</u>

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二(12)个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

9.8 无论什么原因，在委任终止时，董事应立即辞退公司的职务。

10. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司： 上海锦江国际酒店（集团）股份有限公司
中国上海市广东路51号6楼
收件人： 公司秘书
传真号码： (86 21) 6321 7836

董事： 杨孟华
上海市虹口区东大名路888弄6号1202室
传真号码： (86 21) 6321 7720

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.4 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.5 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.6 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1 本协议以中文书写。

15.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表)

上海锦江国际酒店（集团）股份有限公司)

签署)

见证人：)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由杨孟华签署)

见证人：)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

Service Agreement for Independent Non-executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Yang Menghua

20 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 20 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, PRC (hereinafter referred to as the "Company"); and

(2) **Yang Menghua**, a natural person of Chinese nationality (Resident Identity Card no.: 310106194403184057), residing at Room 1202, No. 6, Lane 888, Dong Da Ming Road, Hongkou District, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. Definition and interpretation

1.1 In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4 August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2)

		of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. **Term of employment**

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an independent non-executive director of the Board of the Company, and the Director hereby agrees to serve as an independent non-executive director of the Company. Unless otherwise provided in Article 9, the Company employs the Director as an independent non-executive director of the Company from 20 November 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not less than three months to the other party or in accordance with the provisions of Article 9.

3. **Duties**

3.1 The Director hereby undertakes to the Company that, during his tenure,:

(a) He shall as an independent non-executive director of the Company, perform the duties assigned to him by the Board from time to time and exercise the powers delegated to him by the Board from time to time; and

(b) He shall Observe and comply with any lawful instructions or guidance issued or made by the Board from time to time, serve the Company honestly and prudently, and promote business of the Company to the best of his endeavour.

3.2 In addition, the Director also undertakes to the Company that, during the period of employment, he will observe and comply with the following as modified, supplemented or amended from time to time:

(a) The Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i). The Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code of Corporate Governance Practices" in Appendix 14);

(ii). The "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii). The "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of shares and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv). Other rules and regulations applicable to the relevant securities from time to time.

4. Expenses, remuneration and benefits

4.1 The Company shall pay all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement during his tenure (including business entertainment expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure). The Company may request the Director to provide relevant receipts and vouchers. The Director hereby agrees that the Company will not pay any remuneration or provide any benefits to the Director who is serving as an independent non-executive director of the Company.

4.2 As the remuneration for performance of the duties referred in Article 3, during the period of his employment, the Company shall pay the Director a director's fee of RMB 100,000 per annum as approved by the general meetings (or such higher rate as shall be approved by the general meetings and determined from time to time between the Company and the Director) in twelve (12) monthly instalments, payable at the end of each month. In the event of less than one month, then the payment shall be calculated on a pro-rata basis and payable at the end of each month.

4.3 The Company shall review, but is not obliged to increase, the director's fee payable under the provisions of this Agreement, at least once for every twelve (12) months.

5. Confidential information

5.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

5.2 The restrictions stated in Article 5.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

5.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

5.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours

6. Prohibition of solicitation

6.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

7. Prohibition of competition

7.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

7.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

7.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

7.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

7.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

7.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

8. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any

notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason.

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

9.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

9.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 9.1 and 9.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Save for the conditions stated in Clauses 9.1 and 9.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

9.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

9.6 According to Clauses 9.1 and 9.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

9.7 The termination of the appointment of the Director in accordance with the provisions of this Agreement does not affect any right accrued at the time of such termination, or the effects of Articles 5-8 (all such clauses will remain in effect). Termination of this Agreement due to the Company's postponement in or failure to exercise its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

9.8 For reasons whatsoever, the Director shall resign from his position in the Company at the time of the termination of the appointment.

10. <u>Takeover</u>

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

11. <u>Notice</u>

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, 51 Guangdong Road, Shanghai, the PRC
Addressee:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Yang Menghua
	Room 1202, No. 6, Lane 888, Dong Da Ming Road, Hongkou District, Shanghai,
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

12. <u>Other provisions</u>

12.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

12.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

12.3 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.4 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

12.5 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

12.6 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party.

13. Amendments

13.1 Amendments to this Agreement can only be made by written agreements, subject to signature by both parties and approval by the Company through proper actions of the legal person.

13.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

13.3 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

14. Articles of Association

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

15. Counterparts of this Agreement

15.1 This Agreement is written in Chinese.

15.2 This Agreement is made in 2 counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

16.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun,

For and on behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Yang Menghua

Witness:

2006年11月20日

上海锦江国际酒店（集团）股份有限公司

与

屠启宇

独立非执行董事服务协议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

条款 页码

本协议由下述双方于 2006 年 11 月 20 日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市杨新东路 24 号 316-318 室 (以下简称“公司”)；与

(2) **屠启宇**，系中国籍自然人，居民身份证编号：310101197001252813；住址为中国上海市龙华路 2518 弄 72 号 1801 室(以下简称“董事”)。

本协议双方同意如下：

1. <u>**释义和解释**</u>

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于 1993 年 12 月 29 日通过的《中华人民共和国公司法》及其修改，该法在 1994 年 7 月 1 日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在 1994 年 8 月 4 日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第 14 条第 2 款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的独立非执行董事，而董事同意按照本协议的条款和条件担任公司之独立非执行董事。除非第9条另有规定，公司从2006年11月20日委任董事担任公司独立非执行董事直至2009年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第9条的规定终止本协议。

3. 职责

3.1 董事现向公司承诺在任期内他将：

(a) 作为公司的独立非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

3.2 董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i). 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》);

(ii). 《证券及期货条例》(香港法律第571章);

(iii). 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》,以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章;及

(iv). 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支),对此,公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司独立非执行董事不支付任何报酬或提供任何福利。

4.2 作为履行第3条所述职责的报酬,董事受雇期间,公司应按由股东大会批准的每年人民币人民币 100,000 元(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金,并按月分十二(12)期,在每月结束时支付。如未足一个月,则相应按比例计算,于每月底支付。

4.3 公司应至少每十二(12)个月评估,但无义务提高,根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候,对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料;(ii)有关公司或任何子公司进行或使用的,或其任期内发现或作出的工艺或发明的资料;(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应:

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达;或

(b) 因私或因非公司的任何目的使用;或

(c) 因疏忽或未经查证,致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. 禁止游说

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. 禁止竞争

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之[五]的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之[五]的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出1个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第9.1和9.2款规定的终止为由对公司提出请求，公司延迟或暂缓行使第9.1和9.2款规定的终止权并不构成放弃这一权利。

9.4 除第9.1和9.2款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前3个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第9.1和9.2条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第5至8条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

9.8 无论什么原因，在委任终止时，董事应立即辞退公司的职务。

10. 收购

如发生国务院证券委员会和国家经济体制改革委员会于1994年8月27日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	上海锦江国际酒店（集团）股份有限公司 中国上海市广东路 51 号 6 楼
收件人：	公司秘书
传真号码：	(86 21) 6321 7836
董事：	屠启宇 上海市龙华路 2518 弄 72 号 1801 室
传真号码：	(86 21) ~~6321 7720~~ 53061151

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.4 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.5 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.6 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1 本协议以中文书写。

15.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表

上海锦江国际酒店（集团）股份有限公司

签署

见证人：

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由屠启宇签署

见证人：

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

2006.11.20

Service Agreement for Independent Non-executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Tu Qiyu

20 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 20 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, PRC (hereinafter referred to as the "Company"); and

(2) **Tu Qiyu**, a natural person of Chinese nationality (Resident Identity Card no.: 310101197001252813), residing at Room 1801, 18/F, No. 72, Lane 2518, Longhua Road, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. Definition and interpretation

1.1 In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4 August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2)

		of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. **Term of employment**

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an independent non-executive director of the Board of the Company, and the Director hereby agrees to serve as an independent non-executive director of the Company. Unless otherwise provided in Article 9, the Company employs the Director as an independent non-executive director of the Company from 20 November 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not less than three months to the other party or in accordance with the provisions of Article 9.

3. **Duties**

3.1 The Director hereby undertakes to the Company that, during his tenure,:

(a) He shall as an independent non-executive director of the Company, perform the duties assigned to him by the Board from time to time and exercise the powers delegated to him by the Board from time to time; and

(b) He shall Observe and comply with any lawful instructions or guidance issued or made by the Board from time to time, serve the Company honestly and prudently, and promote business of the Company to the best of his endeavour.

3.2 In addition, the Director also undertakes to the Company that, during the period of employment, he will observe and comply with the following as modified, supplemented or amended from time to time:

(a) The Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i). The Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code of Corporate Governance Practices" in Appendix 14);

(ii). The "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii). The "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of shares and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv). Other rules and regulations applicable to the relevant securities from time to time.

4. Expenses, remuneration and benefits

4.1 The Company shall pay all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement during his tenure (including business entertainment expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure). The Company may request the Director to provide relevant receipts and vouchers. The Director hereby agrees that the Company will not pay any remuneration or provide any benefits to the Director who is serving as an independent non-executive director of the Company.

4.2 As the remuneration for performance of the duties referred in Article 3, during the period of his employment, the Company shall pay the Director a director's fee of RMB 100,000 per annum as approved by the general meetings (or such higher rate as shall be approved by the general meetings and determined from time to time between the Company and the Director) in twelve (12) monthly instalments, payable at the end of each month. In the event of less than one month, then the payment shall be calculated on a pro-rata basis and payable at the end of each month.

4.3 The Company shall review, but is not obliged to increase, the director's fee payable under the provisions of this Agreement, at least once for every twelve (12) months.

5. Confidential information

5.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

5.2 The restrictions stated in Article 5.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

5.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

5.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours

6. Prohibition of solicitation

6.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

7. <u>Prohibition of competition</u>

7.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

7.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

7.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

7.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

7.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

7.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

8. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any

notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason.

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

9.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

9.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 9.1 and 9.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Save for the conditions stated in Clauses 9.1 and 9.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

9.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

9.6 According to Clauses 9.1 and 9.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

9.7 The termination of the appointment of the Director in accordance with the provisions of this Agreement does not affect any right accrued at the time of such termination, or the effects of Articles 5-8 (all such clauses will remain in effect). Termination of this Agreement due to the Company's postponement in or failure to exercise its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

9.8 For reasons whatsoever, the Director shall resign from his position in the Company at the time of the termination of the appointment.

10. <u>Takeover</u>

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

11. <u>Notice</u>

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, 51 Guangdong Road, Shanghai, the PRC
Addressee:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Tu Qiyu
	Room 1801, 18/F, No. 72, Lane 2518, Longhua Road, Shanghai
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

12. Other provisions

12.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

12.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

12.3 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.4 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

12.5 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

12.6 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party.

13. Amendments

13.1 Amendments to this Agreement can only be made by written agreements, subject to signature by both parties and approval by the Company through proper actions of the legal person.

13.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

13.3 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

14. Articles of Association

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

15. Counterparts of this Agreement

15.1 This Agreement is written in Chinese.

15.2 This Agreement is made in 2 counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

16.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun,

For and on behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Tu qiyu

Witness:

2006年11月22日

上海锦江国际酒店（集团）股份有限公司

与

沈成相

独立非执行董事服务协议

贝克・麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

本协议由下述双方于2006年11月22日签订：

(1) 上海锦江国际酒店（集团）股份有限公司，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市杨新东路24号316-318室(以下简称“公司”)；与

(2) 沈成相，系中国籍自然人，居民身份证编号：110105194711103614；住址为海南省海口市海甸岛沿江四东路寰岛广场紫东阁2-20F（以下简称“董事”）。

本协议双方同意如下：

1. 释义和解释

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《中华人民共和国公司法》及其修改，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第14条第2款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的独立非执行董事，而董事同意按照本协议的条款和条件担任公司之独立非执行董事。除非第 9 条另有规定，公司从 2006 年 11 月 20 日委任董事担任公司独立非执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 9 条的规定终止本协议。

3. 职责

3.1 董事现向公司承诺在任期内他将：

(a) 作为公司的独立非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

3.2 董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i). 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》)；

(ii). 《证券及期货条例》(香港法律第 571 章)；

(iii). 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv). 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 公司应当支付董事在任期内履行本协议规定的职责时正当发生的各项必要的合理费用（包括商务应酬费、差旅费、食宿费和其它实际开支），对此，公司可要求董事提供有关收据和凭证。董事同意公司对董事担任公司独立非执行董事不支付任何报酬或提供任何福利。

4.2 作为履行第 3 条所述职责的报酬，董事受雇期间，公司应按由股东大会批准的每年人民币 100,000 元(或按由股东大会批准及公司与董事随时商定的更高标准)向董事支付董事袍金，并按月分十二(12)期，在每月结束时支付。如未足一个月，则相应按比例计算，于每月底支付。

4.3 公司应至少每十二(12)个月评估，但无义务提高，根据本协议规定支付给董事袍金。

5. 保密资料

5.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. 禁止游说

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. <u>禁止竞争</u>

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

9.8 无论什么原因，在委任终止时，董事应立即辞退公司的职务。

10. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：上海锦江国际酒店（集团）股份有限公司
中国上海市广东路 51 号 6 楼
收件人：公司秘书
传真号码：(86 21) 6321 7836

董事：沈成相
海南省海口市海甸岛沿江四东路寰岛广场紫东阁 2-20F
传真号码：(86 989) 6626 5178

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2006 年 11 月 20 日。

12.4 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议

并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.5 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.6 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.7 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1 本协议以中文书写。

15.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表)

上海锦江国际酒店（集团）股份有限公司)

签署)

见证人：

由沈成相签署)

见证人：

Service Agreement for Independent Non-executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Shen Chengxiang

22 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 22 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, PRC (hereinafter referred to as the "Company"); and

(2) **Sheng Chengxiang**, a natural person of Chinese nationality (Resident Permanent Identity Card no.: 110105194711103614), residing at 2-20F, Zidong Ge, Huandao Plaza, Yuan Jiang Si Road (East), Haidian Island, Haikou, Hainan Province, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. **Definition and interpretation**

1.1 In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4 August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing

		Rules) or subsidiaries (as defined in Section 14(2) of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. Term of employment

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an independent non-executive director of the Board of the Company, and the Director hereby agrees to serve as an independent non-executive director of the Company. Unless otherwise provided in Article 9, the Company employs the Director as an independent non-executive director of the Company from 20 November 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not less than three months to the other party or in accordance with the provisions of Article 9.

3. Duties

3.1 The Director hereby undertakes to the Company that, during his tenure,:

(a) He shall as an independent non-executive director of the Company, perform the duties assigned to him by the Board from time to time and exercise the powers delegated to him by the Board from time to time; and

(b) He shall Observe and comply with any lawful instructions or guidance issued or made by the Board from time to time, serve the Company honestly and prudently, and promote business of the Company to the best of his endeavour.

3.2 In addition, the Director also undertakes to the Company that, during the period of employment, he will observe and comply with the following as modified, supplemented or amended from time to time:

(a) The Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i). The Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code of Corporate Governance Practices" in Appendix 14);

(ii). The "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii). The "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of shares and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv). Other rules and regulations applicable to the relevant securities from time to time.

4. <u>Expenses, remuneration and benefits</u>

4.1 The Company shall pay all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement during his tenure (including business entertainment expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure). The Company may request the Director to provide relevant receipts and vouchers. The Director hereby agrees that the Company will not pay any remuneration or provide any benefits to the Director who is serving as an independent non-executive director of the Company.

4.2 As the remuneration for performance of the duties referred in Article 3, during the period of his employment, the Company shall pay the Director a director's fee of RMB 100,000 per annum as approved by the general meetings (or such higher rate as shall be approved by the general meetings and determined from time to time between the Company and the Director) in twelve (12) monthly instalments, payable at the end of each month. In the event of less than one month, then the payment shall be calculated on a pro-rata basis and payable at the end of each month.

4.3 The Company shall review, but is not obliged to increase, the director's fee payable under the provisions of this Agreement, at least once for every twelve (12) months.

5. <u>Confidential information</u>

5.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

5.2 The restrictions stated in Article 5.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

5.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

5.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours

6. <u>Prohibition of solicitation</u>

6.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

7. <u>Prohibition of competition</u>

7.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

7.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

7.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

7.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

7.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

7.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

8. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if these parts were deleted.

9. Termination of employment

9.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any

notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason.

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

9.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

9.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 9.1 and 9.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Save for the conditions stated in Clauses 9.1 and 9.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

9.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

9.6 According to Clauses 9.1 and 9.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

9.7 The termination of the appointment of the Director in accordance with the provisions of this Agreement does not affect any right accrued at the time of such termination, or the effects of Articles 5-8 (all such clauses will remain in effect). Termination of this Agreement due to the Company's postponement in or failure to exercise its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

9.8 For reasons whatsoever, the Director shall resign from his position in the Company at the time of the termination of the appointment.

10. Takeover

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

11. Notice

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, 51 Guangdong Road, Shanghai, the PRC
Addressee:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Shen Chengxiang
	2-20F, Zidong Ge, Huandao Plaza, Yuan Jiang Si Road (East), Haidian Island, Haikou, Hainan Province
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

12. Other provisions

12.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

12.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

12.3 Although this Agreement was executed by the two parties or by their authorized representatives on the date stated on the first page, the validity day of this Agreement has retrospective effect as from 20 November 2006.

12.4 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.5 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

12.6 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

12.7 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party.

13. Amendments

13.1 Amendments to this Agreement can only be made by written agreements, subject to signature by both parties and approval by the Company through proper actions of the legal person.

13.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

13.3 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

14. Articles of Association

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

15. Counterparts of this Agreement

15.1 This Agreement is written in Chinese.

15.2 This Agreement is made in 2 counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

16.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun,

For and on behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Sheng Chengxiang

Witness:

2006年11月22日

上海锦江国际酒店（集团）股份有限公司

与

俞敏亮

执 行 董 事 服 务 协 议

贝克・麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

本协议由下述双方于2006年11月22日签订：

(1) 上海锦江国际酒店（集团）股份有限公司，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，中国上海市杨新东路24号316-318室(以下简称“公司”)；与

(2) 俞敏亮，系中国籍自然人，居民身份证编号：310103195712292815；住址为中国上海市徐汇区龙漕路160弄35号601室(以下简称“董事”)。

本协议双方同意如下：

1. 释义和解释

1.1 释义

本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《中华人民共和国公司法》及其修改，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第14条第2款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的执行董事，而董事同意按照本协议的条款和条件担任公司之执行董事。除非第 12 条另有规定，公司从 2006 年 11 月 20 日起委任董事担任公司执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 11 条的规定终止本协议。

3. 职责

3.1 董事的正常工作地为中国，或公司随时决定的其它地点。公司保留权利要求董事为配合公司需要前往香港及中国地区以外任何地方公干。

3.2 董事现向公司承诺，在受雇期间他：

(1) 将会直接对董事会负责，并在董事会要求时，向董事会提供公司事务的有关资料，且应始终服从董事会合理合法的决定，并以董事身份履行及行使董事会不时委派或授予之责任及权力；

(2) 将会忠诚勤勉地履行和董事会不时就公司业务对董事作出的合理指派或授予的职责和权力；

(3) 将会遵守公司股东大会不时就有关董事会和董事所制定的各项规章制度；

(4) 遵从及依照董事会不时给予或作出的合法指示或指令，并忠诚及勤勉地服务公司和尽力促进其业务和利益，尽责地策划企业发

展、项目投资以及企业融资事务；

(5) 完全及勤勉地对公司业务及利益投入他的时间、精力及技能，并于日常业务时间及公司合理要求的其它时间内亲自处理事务，除非他因病或意外而丧失工作能力；惟在该等情况下，他须立即通知公司之公司秘书该等导致他丧失工作能力事项，并按董事会要求提供证明；

(6) 遵守公司董事会要求或以公司业务的需要为前题，在香港或世界任何国家或地区履行及行使此合约授予的权力及职责；

(7) 尽快及全面地通知董事会他处理公司或公司业务或事务的情况（如被要求须提供书面通知），并按董事会要求提供有关解释或详细说明；

(8) 将在一般营业时间内任何时候和公司合理要求的其它时候亲自处理公司事务(因疾病或意外而丧失行为能力者则除外；在该等情况下，董事应立即将丧失行为能力情况书面通知董事会秘书，并应提供董事会可能需要的丧失行为能力的证明)，尽全力充分发挥其所长，发展和推进公司的业务，提高公司的经济效益和维护公司之利益，并正当、忠诚、有效地履行其职责；

(9) 将在公司随时合理要求时，前往其它地方办事，惟公司会合理地给予提前通知；

(10) 将遵守及依从以下不时修订、补充或修正的：

  (a) 章程；

  (b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

  (c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

    (i) 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》)；

    (ii) 《证券及期货条例》(香港法律第 571 章)；

    (iii) 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

(11) 将在行使其权力或履行义务时，以一个合理谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为；

(12) 将在行使公司赋予他的权力时须遵守诚信义务，不可置身于自身的利益和承担的义务可能发生冲突的处境，此原则包括(但不限于)执行下列的义务：

(a) 履行章程第十四章所载明的义务；

(b) 须按赋予权力时原定目的行使权力；及

(c) 不得利用其在公司的地位及权力为自己谋私利。

3.3 公司可在本协议规定的董事任期内任何时候暂停董事履行职责，或禁止其进入公司任何成员之场所而无需解释原因。

3.4 董事同意，经公司合理要求，董事应：

(1) 就公司任何一家子公司履行其职务所负有的职责(即第 3.2 条所述的职责)；

(2) 担任任何该等子公司的董事、高级管理人员或雇员；及/或

(3) 执行该等任命所有关的职责，如同董事是按本协议规定代表公司履行该等职责。

3.5 董事应始终及时充分通知(或按要求书面通知)董事会其从事公司业务的情况，并按董事会要求作出有关的解释。

3.6 董事同意公司享有章程规定的补偿安排，并同意本协议及董事职位不得转让。

3.7 董事并作为全体股东的代理人，向公司保证服从并遵守章程规定其对股东所负的义务。

4. 报酬及福利

4.1 董事受雇期间，董事愿意按本协议的规定无偿为公司提供服务、并履行作为公司董事的职责。

4.2 若董事同时担任公司高级管理人员，则董事应有权享用作为公司高级管理人员应享有的一切薪酬、津贴及利益。

4.3 董事根据公司有关规章可享有公司的股份增值权。对于董事享有的医疗保险等其它福利待遇参照国家有关法规及公司的内部规章执行。

5. 费用

5.1 在本协议期内，董事履行本协议规定职责时或因执行与公司营运有关的事项而正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支)，公司可要求董事提供有关收据和凭证。对于董事因为公司提供其在本协议项下的服务或因为执行与公司营运有关事项而作出的任何合理必要额外费用，经该董事出示有关的收据及/或有效凭据后，公司将予以发还。

5.2 公司亦可在事前向董事提供款项，让董事用以支付前述的各种必要开支，惟董事必须在使用该款项后尽快或按公司的要求定时向公司出具有效的开支凭据，以抵销该款项。

6. 节假日

6.1 董事在受聘期间，董事有权在每个公历年度内享有 14 天的有薪假期（不包括公众假期及病假），在受聘的首个和最后一个公历年度内，有薪假期日数应据此按比例分配。请假通知最低限度应在放假前一(1)个月提交董事会秘书。而休假时间则须为董事会认为能配合公司业务需要之时间，并须得到董事会预先批准。

6.2 如果董事在任何一个公历年内因故没有享用当年的全部假期，不应就此向公司作出任何要求；除非公司单独认为未有休假的原因是公司业务繁多或紧急，则他有权将该年未享用的假期，留到下一个公历年享用。

7. 保密资料

7.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

7.2 上述第 7.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

7.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

7.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

8. 禁止游说

8.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

9. 禁止竞争

9.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

9.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

9.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

9.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团

体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

9.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

9.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

10. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该一部分或多部分已被删去。

11. 终止受雇

11.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

11.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

11.3 董事不得以第 11.1 和 11.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 11.1 和 11.2 款规定的终止权并不构成放弃这一权利。

11.4 除第 11.1 和 11.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

11.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

11.6 根据第 11.1 和 11.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

11.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 7 至 10 条的效力(所有该等条款应继续有效)。

11.8 因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

12. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

13. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	上海锦江国际酒店（集团）股份有限公司
	上海市广东路 51 号 6 楼
收件人：	公司秘书
传真号码：	(86 21) 6321 7836
董事：	俞敏亮
	上海市徐汇区龙漕路 160 弄 35 号 601 室
传真号码：	(86 21) 6329 3462

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

14. 其它规定

14.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

14.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

14.3 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

14.4 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

14.5 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

14.6 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（董事书面委托公司其它董事代为出席公司董事会则不在此限）。

15. 修订

15.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

15.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

15.3 如双方同意调整于本协议下应支付予董事之报酬或假期，该调整将不会构成一份新的合约，而董事之聘用将继续受制于本协议条款但加上前述调整，惟受制于双方之书面相反协议。

15.4 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

16. 章程

本协议条款如与章程有不附之处，概以章程为准。

17. 协议版本

17.1 本协议以中文书写。

17.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

18. 管辖法律

18.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

18.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

18.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表

上海锦江国际酒店（集团）股份有限公司

签署

见证人：



由俞敏亮签署

见证人：

Service Agreement for Executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Yu Minliang

22 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 22 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as the "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, China (hereinafter referred to as the "Company"); and

(2) **Yu Minliang**, a natural person of Chinese nationality (Resident Identity Card no.: 310103195712292815), residing at Unit 601, No. 35, Lane 160, Long Cao Road, Xuhui District, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. <u>Definition and interpretation</u>

1.1 Definition

In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4

		August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2) of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. Term of employment

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an executive director of the Board of the Company, and the Director hereby agrees to serve as an executive director of the Company. Unless otherwise provided in Article 12, the Company employs the Director as an executive director of the Company from 20 November 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written

notice of not less than three months to the other party or in accordance with the provisions of Article 11.

3. Duties

3.1 The normal working place of the Director is in China, or such place as the Company shall decide from time to time. The Company reserves the right to require the Director to work at any other places other than Hong Kong and China to meet the needs of the Company.

3.2 The Director hereby undertakes to the Company that, during the period of his employment, he:

(1) will be directly accountable to the Board, provide information relating to Company's matters when so required by the Board, obey the reasonable and lawful decisions made by the Board, and perform and exercise in the capacity of a director such responsibilities and powers as may be delegated or granted by the Board;

(2) will honestly and diligently perform such duties and powers as may be delegated or granted reasonably to the Director by the Board with respect to the operations of the Company;

(3) will comply with all the rules and regulations formulated from time to time by the general meetings with respect to the Board and the Director.;

(4) will follow and adhere to the lawful instructions or orders given or made from time to time by the Board, honestly and diligently serve the Company and promote its operations and interests to the best of his endeavour, and fulfil his duty to plan corporate development, project investment and corporate financing matters;

(5) will fully and diligently devote his time, energy and skill for the Company's operations and interests, and handle business in person during normal working hours and other time as may be reasonably required by the Company, unless he is incapable of doing so due to illness or accident; in such circumstances, he shall inform the company secretary of the Company immediately of the matters leading to his loss of working capability, and provide evidence at the request of the Board;

(6) will perform and exercise the powers and duties delegated to him under this Agreement in Hong Kong or any country or

region in the world, subject to the requirements of the Board or the business needs of the Company;

(7) will keep the Board of Directors fully informed of his dealings with the Company's business or affairs as soon as possible (to provide a written notice if so required), and provide relevant explanation or detailed description according to the requirements of the Board;

(8) will at any time during normal business hours and at other times as shall be reasonably required by the Company, deal with the Company's affairs in person (save for his loss of capacity due to illness or accident). In such circumstances, the Director shall immediately inform the Secretary to the Board in writing of the conditions for his losing such capacity, and provide such evidence for the loss of capacity to act as may be required by the Board, try his best to capitalise his ability to the full, develop and promote the Company's operations, raise the Company's economic efficiency and safeguard its interests, and perform his duties properly, honestly and effectively;

(9) when reasonably required by the Company at any time, will work at other places, provided that the Company shall give a notice reasonably in advance;

(10) will observe and comply with the following as may be modified, supplemented or amended from time to time:

(a) the Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i) the Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code for Corporate Governance" in Appendix 14);

(ii) the "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii) the "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and

Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of stock and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv) other rules and regulations applicable to relevant securities from time to time.

(11) in exercising his powers or performing his obligations, will do what he ought to do with such prudence, diligence and skill as a reasonable and prudent person should have under similar conditions;

(12) in exercising the powers granted to him by the Company, will adhere to the obligation of honesty, and not put himself in such a position that his interests may possibly conflict with the obligations assumed by him. Such principle includes (but not limited to) the performance of the following obligations:

(a) perform the obligations as stated in Chapter 14 of the Articles of Association;

(b) exercise his powers for the purposes originally defined when such powers are granted; and

(c) not to use his position and power in the company to seek his private interests.

3.3 The Company may, at any time during the tenure of the Director as provided in this Agreement, suspend his performance of duties or prohibit him from entering the premises of any members of the Company without giving reasons.

3.4 The Director hereby agrees that, when reasonably required by the Company, the Director shall:

(1) perform the duties of his position in any one of the Company's subsidiaries (namely the duties stated in Article 3.2);

(2) serve as director, senior management officer or employee of any such Subsidiaries companies; and/or

(3) perform the duties related to such appointment, as if the Director performed such duties on behalf of the Company according to the provisions of this Agreement.

3.5 The Director shall keep the Board informed (or by written notice when

so required) timely and fully on the conditions of his engagement with the Company's operations, and make relevant explanations according to the requirements of the Board.

3.6 The Director hereby agrees that the Company shall enjoy the compensation arrangement as provided in the Articles of Association, and that this Agreement and the office of the Director cannot be transferred.

3.7 The Director, as an agent for all shareholders, warrants to the Company that he will observe and follow the duties which he assumes to shareholders according to the provisions of the Articles of Association.

4. <u>Remuneration and benefits</u>

4.1 During the period of his employment, the Director hereby agrees to serve the Company and perform his duties the functions as a Director of the Company in accordance with the Agreement without any remuneration from the Company

4.2 If the Director concurrently holds the position of senior management personnel of the Company, the Director is entitled to all remuneration, allowance and benefits as enjoyed by senior management personnel of the Company.

4.3 The Director shall enjoy share appreciation rights pursuant to the relevant regulations of the company. The Director's other welfares like medical insurance will be granted to him with reference to relevant regulations of the state and internal regulations of the Company

5. <u>Expenses</u>

5.1 For all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement or his handling of matters concerning the Company's operations during the period of this Agreement (including business entertaining expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure), the Company may request the Director to provide relevant receipts and vouchers. Any necessary and reasonable additional expenses incurred by the Director in the provision of his services under this Agreement or his handling of matters concerning the Company's operations, will be reimbursed by the Company after the Director has shown the relevant receipts and/or valid vouchers.

5.2 The Company may also provide funds to the Director beforehand so that he may pay such necessary expenses as mentioned above, provided that the Director shall submit valid expenses vouchers as soon as possible or at regularly intervals as required by the Company for offset against that fund.

6. Holidays

6.1 During the period of his employment, the Director shall be entitled to have 14 days of paid leave in each calendar year (exclusive of public holidays and sick leave). For the first and the final calendar years of employment, the number of paid holidays shall be calculated on a pro rata basis. The holiday notice shall be submitted to the Secretary to the Board at least one (1) month before the holiday. The timing of the holiday shall be such as is deemed by the Board to be most suitable for the business requirements of the Company, and is subject to the prior approval of the Board.

6.2 If for any reason, the Director does not use up his annual holidays in any one calendar year, he should not make any request thereon to the Company. He will only be entitled to carry forward the holidays not used for the year to the next calendar year if in the sole opinion of the Company that it was caused by its busy or urgent business.

7. Confidential information

7.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his

tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

7.2 The restrictions stated in Article 7.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

7.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

7.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours.

8. Prohibition of solicitation

8.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) Clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

9. <u>Prohibition of competition</u>

9.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

9.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on

the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the Executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

9.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

9.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

9.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit

or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

9.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

10. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if this part or these parts were deleted.

11. Termination of employment

11.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason:

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any Subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

11.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

11.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 11.1 and 11.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 11.1 and 11.2 does not constitute a waiver of the right.

11.4 Save for the conditions stated in Clauses 11.1 and 11.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

11.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or

participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

11.6 According to Clauses 11.1 and 11.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

11.7 The termination of the appointment of the Director in accordance with this Agreement does not affect any right accumulated at the time of such termination, or the effects of Articles 7-10 (all such clauses will remain in effect).

11.8 Termination of this Agreement due to the company's postponement in or failure to exercising its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

12. Takeover

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

13. Notice

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following

fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, No. 51 Guangdong Road, Shanghai, the PRC
Recipient:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Yu Minliang Unit 601, No. 35, Lane 160, Long Cao Road, Xuhui District, Shanghai
Fax Number:	(86 21) 6329 3462

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

14. Other provisions

14.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

14.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

14.3 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

14.4 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

14.5 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

14.6 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party (save for the written authorisation by a director to appoint other directors of the Company to attend the Board meeting of the Company on his behalf.

15. Amendments

15.1 Amendments to this Agreement can only be made by written agreements, subject to signatures by both parties and approval by the Company through proper actions of the legal person.

15.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

15.3 In the event that both parties agree to adjust the remuneration or holidays payable to the Director under this Agreement, such adjustment shall not constitute a new contract, and the appointment of the Director will continue to be subjected to the terms of this Agreement and the said adjustments provided that there is no written agreement to the contrary.

15.4 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

16. Articles of Association

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

17. Counterparts of this Agreement

17.1 This Agreement is written in Chinese.

17.2 This Agreement is made in two counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

18. Governing laws

18.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

18.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

18.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun

On behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Yu Minliang

Witness:

2006年11月20日

上海锦江国际酒店（集团）股份有限公司

与

沈懋兴

非执行董事服务协议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

本协议由下述双方于2006年11月20日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，其法定注册地址为中国上海市杨新东路24号316-318室(以下简称“公司”)；与

(2) **沈懋兴**，系中国籍自然人，居民身份证编号：310106195010223216；住址为中国上海市徐汇区永嘉路580弄108号501室(以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《中华人民共和国公司法》及其修改，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第14条第2款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的非执行董事，而董事同意按照本协议的条款和条件担任公司之非执行董事。除非第 12 条另有规定，公司从 2006 年 4 月 8 日起委任董事担任公司非执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 11 条的规定终止本协议。

3. 职责

3.1 董事现向公司承诺在任期内他将：

(a) 作为公司的非执行董事而履行董事会不时向其指定的职责和行使董事会不时向其授予的权力；及

(b) 遵守和符合董事会不时发出或作出任何合法的指示或指导及诚信地谨慎地为公司服务，并尽其最大努力推进公司的业务。

3.2 董事亦向公司承诺，在受雇期间他将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i). 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》);

(ii). 《证券及期货条例》(香港法律第571章);

(iii). 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》,以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章;及

(iv). 其它不时适用有关证券的条例或规则。

4. 费用、报酬及福利

4.1 董事受雇期间,董事愿意按本协议的规定无偿为公司提供服务、并履行作为公司董事的职责。

4.2 若董事同时担任公司高级管理人员,则董事应有权享用作为公司高级管理人员应享有的一切薪酬、津贴及利益。

4.3 董事根据公司有关规章可享有公司的股份增值权。对于董事享有的医疗保险等其它福利待遇参照国家有关法规及公司的内部规章执行。

5. 保密资料

5.1 董事在任期内或其后任何时候,对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料;(ii)有关公司或任何子公司进行或使用的,或其任期内发现或作出的工艺或发明的资料;(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应:

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达;或

(b) 因私或因非公司的任何目的使用;或

(c) 因疏忽或未经查证，致使擅自披露。

5.2 上述第 5.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

5.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

5.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

6. 禁止游说

6.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

7. 禁止竞争

7.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

7.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

7.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

7.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

7.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

7.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

8. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该多部分已被删去。

9. 终止受雇

9.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

9.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

9.3 董事不得以第 9.1 和 9.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 9.1 和 9.2 款规定的终止权并不构成放弃这一权利。

9.4 除第 9.1 和 9.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

9.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

9.6 根据第 9.1 和 9.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

9.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 5 至 8 条的效力（所有该等条款应继续有效）。因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

9.8 无论什么原因，在委任终止时，董事应立即辞退公司的职务。

10. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

11. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	上海锦江国际酒店（集团）股份有限公司 中国上海市杨新东路 24 号 316-318 室
收件人：	公司秘书
传真号码：	(86 21) 6321 7836
董事：	沈懋兴 上海市徐汇区永嘉路 580 弄 108 号 501 室
传真号码：	(86 21) 6329 3462

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

12. 其它规定

12.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

12.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

12.3 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2006 年 4 月 8 日。

12.4 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议

并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

12.5 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

12.6 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

12.7 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方。

13. 修订

13.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

13.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

13.3 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

14. 章程

本协议条款如与章程有不附之处，概以章程为准。

15. 协议版本

15.1 本协议以中文书写。

15.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

16. 管辖法律

16.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

16.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

16.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表

上海锦江国际酒店（集团）股份有限公司

签署

见证人：

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由沈懋兴签署

见证人：

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

Service Agreement for the Non-executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Shen Maoxing

20 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 20 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, PRC (hereinafter referred to as the "Company"); and

(2) **Shen Maoxing**, a natural person of Chinese nationality (Resident Identity Card no.: 310106195010223216), residing at Unit 501, No. 108, Lane 580, Yong Jia Road, Xuhui District, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. **<u>Definition and interpretation</u>**

1.1 In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4 August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2)

		of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. Term of employment

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as a non-executive director of the Board of the Company, and the Director hereby agrees to serve as a non-executive director of the Company. Unless otherwise provided in Article 12, the Company employs the Director as a non-executive director of the Company from 8 April 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not less than three months to the other party or in accordance with the provisions of Article 11.

3. Duties

3.1 The Director hereby undertakes to the Company that, during his tenure,:

(a) He shall as a non-executive director of the Company, perform the duties assigned to him by the Board from time to time and exercise the powers delegated to him by the Board from time to time; and

(b) He shall observe and comply with any lawful instructions or guidance issued or made by the Board from time to time, serve the Company honestly and prudently, and promote business of the Company to the best of his endeavour.

3.2 In addition, the Director also undertakes to the Company that, during the period of employment, he will observe and comply with the following as modified, supplemented or amended from time to time:

(a) The Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i). The Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code of Corporate Governance Practices" in Appendix 14);

(ii). The "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii). The "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of shares and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv). Other rules and regulations applicable to the relevant securities from time to time.

4. Expenses, remuneration and benefits

4.1 During the period of his employment, the Director hereby agrees to serve the Company and perform the duties as a director of the Company in accordance with the provisions of this Agreement at nil consideration.

4.2 If the Director holds the position as a senior management officer of the Company concurrently, the Director shall be entitled to all remuneration, allowances and benefits as enjoyed by senior management officers of the Company.

4.3 The Director shall enjoy share appreciation rights pursuant to the relevant regulations of the Company. Other benefits enjoyed by a director, such as medical insurance, shall be available to him with reference to the relevant regulations of the State and the internal regulations of the Company.

5. Confidential information

5.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

5.2 The restrictions stated in Article 5.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

5.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

5.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours

6. Prohibition of solicitation

6.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

7. Prohibition of competition

7.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

7.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

7.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

7.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

7.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

7.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

8. <u>Effects of restrictions</u>

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if these parts were deleted.

9. <u>Termination of employment</u>

9.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason.

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

9.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

9.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 9.1 and 9.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 9.1 and 9.2 does not constitute a waiver of the right.

9.4 Save for the conditions stated in Clauses 9.1 and 9.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

9.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

9.6 According to Clauses 9.1 and 9.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

9.7 The termination of the appointment of the Director in accordance with the provisions of this Agreement does not affect any right accrued at the time of such termination, or the effects of Articles 5-8 (all such clauses will remain in effect). Termination of this Agreement due to the Company's postponement in or failure to exercise its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

9.8 For reasons whatsoever, the Director shall resign from his position in the Company at the time of the termination of the appointment.

10. Takeover

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

11. Notice

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, PRC
Recipient:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Shen Maoxing

Unit 501, No. 108, Lane 580, Yong Jia Road, Xuhui District, Shanghai, PRC

Fax Number: (86 21) 6329 3462

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

12. Other provisions

12.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

12.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

12.3 Although this Agreement was executed by the two parties or by their authorized representatives on the date stated on the first page, the validity date of this Agreement has retrospective effect as from 8 April 2006.

12.4 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

12.5 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

12.6 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

12.7 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party.

13. Amendments

13.1 Amendments to this Agreement can only be made by written agreements, subject to signature by both parties and approval by the Company through proper actions of the legal person.

13.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

13.3 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and

regulations, and give rewards to or punishments against the Director on such basis.

14. Articles of Association

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

15. Counterparts of this Agreement

15.1 This Agreement is written in Chinese.

15.2 This Agreement is made in 2 counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

16. Governing laws

16.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

16.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

16.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun,

For and on behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Shen Maoxing

Witness:

2006年11月20日

上海锦江国际酒店（集团）股份有限公司

与

陈文君

执 行 董 事 服 务 协 议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

本协议由下述双方于2006年11月20日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，中国上海市杨新东路24号316-318室(以下简称“公司”)；与

(2) **陈文君**，系中国籍自然人，居民身份证编号：310105195511042820；住址为中国上海市闵行区珠城路99弄9号1102室(以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 释义

本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《中华人民共和国公司法》及其修改，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第14条第2款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的执行董事，而董事同意按照本协议的条款和条件担任公司之执行董事。除非第 12 条另有规定，公司从 2006 年 1 月 11 日起委任董事担任公司执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 11 条的规定终止本协议。

3. 职责

3.1 董事的正常工作地为中国，或公司随时决定的其它地点。公司保留权利要求董事为配合公司需要前往香港及中国地区以外任何地方公干。

3.2 董事现向公司承诺，在受雇期间他：

(1) 将会直接对董事会负责，并在董事会要求时，向董事会提供公司事务的有关资料，且应始终服从董事会合理合法的决定，并以董事身份履行及行使董事会不时委派或授予之责任及权力；

(2) 将会忠诚勤勉地履行和董事会不时就公司业务对董事作出的合理指派或授予的职责和权力；

(3) 将会遵守公司股东大会不时就有关董事会和董事所制定的各项规章制度；

(4) 遵从及依照董事会不时给予或作出的合法指示或指令，并忠诚及勤勉地服务公司和尽力促进其业务和利益，尽责地策划企业发

展、项目投资以及企业融资事务；

(5) 完全及勤勉地对公司业务及利益投入他的时间、精力及技能，并于日常业务时间及公司合理要求的其它时间内亲自处理事务，除非他因病或意外而丧失工作能力；惟在该等情况下，他须立即通知公司之公司秘书该等导致他丧失工作能力事项，并按董事会要求提供证明；

(6) 遵守公司董事会要求或以公司业务的需要为前题，在香港或世界任何国家或地区履行及行使此合约授予的权力及职责；

(7) 尽快及全面地通知董事会他处理公司或公司业务或事务的情况（如被要求须提供书面通知），并按董事会要求提供有关解释或详细说明；

(8) 将在一般营业时间内任何时候和公司合理要求的其它时候亲自处理公司事务(因疾病或意外而丧失行为能力者则除外；在该等情况下，董事应立即将丧失行为能力情况书面通知董事会秘书，并应提供董事会可能需要的丧失行为能力的证明)，尽全力充分发挥其所长，发展和推进公司的业务，提高公司的经济效益和维护公司之利益，并正当、忠诚、有效地履行其职责；

(9) 将在公司随时合理要求时，前往其它地方办事，惟公司会合理地给予提前通知；

(10) 将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》)；

(ii) 《证券及期货条例》(香港法律第 571 章)；

(iii) 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

(11) 将在行使其权力或履行义务时，以一个合理谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为；

(12) 将在行使公司赋予他的权力时须遵守诚信义务，不可置身于自身的利益和承担的义务可能发生冲突的处境，此原则包括(但不限于)执行下列的义务：

(a) 履行章程第十四章所载明的义务；

(b) 须按赋予权力时原定目的行使权力；及

(c) 不得利用其在公司的地位及权力为自己谋私利。

3.3 公司可在本协议规定的董事任期内任何时候暂停董事履行职责，或禁止其进入公司任何成员之场所而无需解释原因。

3.4 董事同意，经公司合理要求，董事应：

(1) 就公司任何一家子公司履行其职务所负有的职责(即第 3.2 条所述的职责)；

(2) 担任任何该等子公司的董事、高级管理人员或雇员；及/或

(3) 执行该等任命所有关的职责，如同董事是按本协议规定代表公司履行该等职责。

3.5 董事应始终及时充分通知(或按要求书面通知)董事会其从事公司业务的情况，并按董事会要求作出有关的解释。

3.6 董事同意公司享有章程规定的补偿安排，并同意本协议及董事职位不得转让。

3.7 董事并作为全体股东的代理人，向公司保证服从并遵守章程规定其对股东所负的义务。

4. <u>报酬及福利</u>

4.1 董事受雇期间，董事愿意按本协议的规定无偿为公司提供服务、并履行作为公司董事的职责。

4.2 若董事同时担任公司高级管理人员，则董事应有权享用作为公司高级管理人员应享有的一切薪酬、津贴及利益。

4.3 董事根据公司有关规章可享有公司的股份增值权。对于董事享有的医疗保险等其它福利待遇参照国家有关法规及公司的内部规章执行。

5. 费用

5.1 在本协议期内，董事履行本协议规定职责时或因执行与公司营运有关的事项而正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支)，公司可要求董事提供有关收据和凭证。对于董事因为公司提供其在本协议项下的服务或因为执行与公司营运有关事项而作出的任何合理必要额外费用，经该董事出示有关的收据及/或有效凭据后，公司将予以发还。

5.2 公司亦可在事前向董事提供款项，让董事用以支付前述的各种必要开支，惟董事必须在使用该款项后尽快或按公司的要求定时向公司出具有效的开支凭据，以抵销该款项。

6. 节假日

6.1 董事在受聘期间，董事有权在每个公历年度内享有 14 天的有薪假期（不包括公众假期及病假），在受聘的首个和最后一个公历年度内，有薪假期日数应据此按比例分配。请假通知最低限度应在放假前一(1)个月提交董事会秘书。而休假时间则须为董事会认为能配合公司业务需要之时间，并须得到董事会预先批准。

6.2 如果董事在任何一个公历年内因故没有享用当年的全部假期，不应就此向公司作出任何要求；除非公司单独认为未有休假的原因是公司业务繁多或紧急，则他有权将该年未享用的假期，留到下一个公历年享用。

7. 保密资料

7.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的

工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

7.2 上述第 7.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

7.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

7.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

8. <u>禁止游说</u>

8.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

9. <u>禁止竞争</u>

9.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益；只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

9.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

9.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

9.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

9.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

9.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

10. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该一部分或多部分已被删去。

11. 终止受雇

11.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

11.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

11.3 董事不得以第 11.1 和 11.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 11.1 和 11.2 款规定的终止权并不构成放弃这一权利。

11.4 除第 11.1 和 11.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

11.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

11.6 根据第 11.1 和 11.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

11.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 7 至 10 条的效力(所有该等条款应继续有效)。

11.8 因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

12. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

13. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	上海锦江国际酒店（集团）股份有限公司 上海市广东路 51 号 6 楼
收件人：	公司秘书
传真号码：	(86 21) 6321 7836
董事：	陈文君 上海市闵行区珠城路 99 弄 9 号 1102 室
传真号码：	(86 21) 6329 3462

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

14. 其它规定

14.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

14.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

14.3 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至 2006 年 1 月 11 日。

14.4 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

14.5 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

14.6 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

14.7 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（董事书面委托公司其它董事代为出席公司董事会则不在此限）。

15. 修订

15.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

15.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

15.3 如双方同意调整于本协议下应支付予董事之报酬或假期，该调整将不会构成一份新的合约，而董事之聘用将继续受制于本协议条款但加上前述调整，惟受制于双方之书面相反协议。

15.4 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

16. 章程

本协议条款如与章程有不附之处，概以章程为准。

17. 协议版本

17.1 本协议以中文书写。

17.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

18. 管辖法律

18.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

18.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

18.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表)
)
上海锦江国际酒店（集团）股份有限公司)
)
签署)

见证人：

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由陈文君签署)
)
见证人：)
)
)
)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

Service Agreement for Executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Chen Wenjun

20 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 20 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as the "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, China (hereinafter referred to as the "Company"); and

(2) **Chen Wenjun**, a natural person of Chinese nationality (Resident Identity Card no.: 310105195511042820), residing at Unit 1102, No. 9, Lane 99, Zhu Cheng Road, Minhang District, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. **Definition and interpretation**

1.1 Definition

In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4

		August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2) of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. Term of employment

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an executive director of the Board of the Company, and the Director hereby agrees to serve as an executive director of the Company. Unless otherwise provided in Article 12, the Company employs the Director as an executive director of the Company from 11 January 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not

less than three months to the other party or in accordance with the provisions of Article 11.

3. **Duties**

3.1 The normal working place of the Director is in China, or such place as the Company shall decide from time to time. The Company reserves the right to require the Director to work at any other places other than Hong Kong and China to meet the needs of the Company.

3.2 The Director hereby undertakes to the Company that, during the period of his employment, he:

(1) will be directly accountable to the Board, provide information relating to Company's matters when so required by the Board, obey the reasonable and lawful decisions made by the Board, and perform and exercise in the capacity of a director such responsibilities and powers as may be delegated or granted by the Board;

(2) will honestly and diligently perform such duties and powers as may be delegated or granted reasonably to the Director by the Board with respect to the operations of the Company;

(3) will comply with all the rules and regulations formulated from time to time by the general meetings with respect to the Board and the Director.;

(4) will follow and adhere to the lawful instructions or orders given or made from time to time by the Board, honestly and diligently serve the Company and promote its operations and interests to the best of his endeavour, and fulfil his duty to plan corporate development, project investment and corporate financing matters;

(5) will fully and diligently devote his time, energy and skill for the Company's operations and interests, and handle business in person during normal working hours and other time as may be reasonably required by the Company, unless he is incapable of doing so due to illness or accident; in such circumstances, he shall inform the company secretary of the Company immediately of the matters leading to his loss of working capability, and provide evidence at the request of the Board;

(6) will perform and exercise the powers and duties delegated to him under this Agreement in Hong Kong or any country or

region in the world, subject to the requirements of the Board or the business needs of the Company;

(7) will keep the Board of Directors fully informed of his dealings with the Company's business or affairs as soon as possible (to provide a written notice if so required), and provide relevant explanation or detailed description according to the requirements of the Board;

(8) will at any time during normal business hours and at other times as shall be reasonably required by the Company, deal with the Company's affairs in person (save for his loss of capacity due to illness or accident). In such circumstances, the Director shall immediately inform the Secretary to the Board in writing of the conditions for his losing such capacity, and provide such evidence for the loss of capacity to act as may be required by the Board, try his best to capitalise his ability to the full, develop and promote the Company's operations, raise the Company's economic efficiency and safeguard its interests, and perform his duties properly, honestly and effectively;

(9) when reasonably required by the Company at any time, will work at other places, provided that the Company shall give a notice reasonably in advance;

(10) will observe and comply with the following as may be modified, supplemented or amended from time to time:

(a) the Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i) the Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code for Corporate Governance" in Appendix 14);

(ii) the "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii) the "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and

Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of stock and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv) other rules and regulations applicable to relevant securities from time to time.

(11) in exercising his powers or performing his obligations, will do what he ought to do with such prudence, diligence and skill as a reasonable and prudent person should have under similar conditions;

(12) in exercising the powers granted to him by the Company, will adhere to the obligation of honesty, and not put himself in such a position that his interests may possibly conflict with the obligations assumed by him. Such principle includes (but not limited to) the performance of the following obligations:

(a) perform the obligations as stated in Chapter 14 of the Articles of Association;

(b) exercise his powers for the purposes originally defined when such powers are granted; and

(c) not to use his position and power in the company to seek his private interests.

3.3 The Company may, at any time during the tenure of the Director as provided in this Agreement, suspend his performance of duties or prohibit him from entering the premises of any members of the Company without giving reasons.

3.4 The Director hereby agrees that, when reasonably required by the Company, the Director shall:

(1) perform the duties of his position in any one of the Company's subsidiaries (namely the duties stated in Article 3.2);

(2) serve as director, senior management officer or employee of any such Subsidiaries companies; and/or

(3) perform the duties related to such appointment, as if the Director performed such duties on behalf of the Company according to the provisions of this Agreement.

3.5 The Director shall keep the Board informed (or by written notice when

so required) timely and fully on the conditions of his engagement with the Company's operations, and make relevant explanations according to the requirements of the Board.

3.6 The Director hereby agrees that the Company shall enjoy the compensation arrangement as provided in the Articles of Association, and that this Agreement and the office of the Director cannot be transferred.

3.7 The Director, as an agent for all shareholders, warrants to the Company that he will observe and follow the duties which he assumes to shareholders according to the provisions of the Articles of Association.

4. Remuneration and benefits

4.1 During the period of his employment, the Director hereby agrees to serve the Company and perform his duties the functions as a Director of the Company in accordance with the Agreement without any remuneration from the Company

4.2 If the Director concurrently holds the position of senior management personnel of the Company, the Director is entitled to all remuneration, allowance and benefits as enjoyed by senior management personnel of the Company.

4.3 The Director shall enjoy share appreciation rights pursuant to the relevant regulations of the company. The Director's other welfares like medical insurance will be granted to him with reference to relevant regulations of the state and internal regulations of the Company

5. Expenses

5.1 For all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement or his handling of matters concerning the Company's operations during the period of this Agreement (including business entertaining expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure), the Company may request the Director to provide relevant receipts and vouchers. Any necessary and reasonable additional expenses incurred by the Director in the provision of his services under this Agreement or his handling of matters concerning the Company's operations, will be reimbursed by the Company after the Director has shown the relevant receipts and/or valid vouchers.

5.2 The Company may also provide funds to the Director beforehand so that he may pay such necessary expenses as mentioned above, provided that the Director shall submit valid expenses vouchers as soon as possible or at regularly intervals as required by the Company for offset against that fund.

6. Holidays

6.1 During the period of his employment, the Director shall be entitled to have 14 days of paid leave in each calendar year (exclusive of public holidays and sick leave). For the first and the final calendar years of employment, the number of paid holidays shall be calculated on a pro rata basis. The holiday notice shall be submitted to the Secretary to the Board at least one (1) month before the holiday. The timing of the holiday shall be such as is deemed by the Board to be most suitable for the business requirements of the Company, and is subject to the prior approval of the Board.

6.2 If for any reason, the Director does not use up his annual holidays in any one calendar year, he should not make any request thereon to the Company. He will only be entitled to carry forward the holidays not used for the year to the next calendar year if in the sole opinion of the Company that it was caused by its busy or urgent business.

7. Confidential information

7.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his

tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

7.2 The restrictions stated in Article 7.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

7.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

7.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours.

8. Prohibition of solicitation

8.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) Clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

9. Prohibition of competition

9.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

9.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on

the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the Executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

9.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

9.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

9.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit

or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

9.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

10. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if this part or these parts were deleted.

11. Termination of employment

11.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason:

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any Subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

11.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

11.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 11.1 and 11.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 11.1 and 11.2 does not constitute a waiver of the right.

11.4 Save for the conditions stated in Clauses 11.1 and 11.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

11.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or

participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

11.6 According to Clauses 11.1 and 11.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

11.7 The termination of the appointment of the Director in accordance with this Agreement does not affect any right accumulated at the time of such termination, or the effects of Articles 7-10 (all such clauses will remain in effect).

11.8 Termination of this Agreement due to the company's postponement in or failure to exercising its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

12. Takeover

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

13. Notice

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following

fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, No. 51 Guangdong Road, Shanghai, the PRC
Recipient:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Chen Wenjun Unit 1102, No. 9, Lane 99, Zhu Cheng Road, Minhang District, Shanghai
Fax Number:	(86 21) 6329 3462

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

14. Other provisions

14.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

14.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

14.3 Although this Agreement was executed by the two parties or by their authorized representatives on the date stated on the first page, the validity date of this Agreement has retrospective effect as from 11 January 2006.

14.4 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

14.5 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

14.6 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

14.7 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party (save for the written authorisation by a director to appoint other directors of the Company to attend the Board meeting of the Company on his behalf.

15. <u>Amendments</u>

15.1 Amendments to this Agreement can only be made by written agreements, subject to signatures by both parties and approval by the Company through proper actions of the legal person.

15.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

15.3 In the event that both parties agree to adjust the remuneration or holidays payable to the Director under this Agreement, such adjustment shall not constitute a new contract, and the appointment of the Director will continue to be subjected to the terms of this Agreement and the said adjustments provided that there is no written agreement to the contrary.

15.4 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

16. **Articles of Association**

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

17. **Counterparts of this Agreement**

17.1 This Agreement is written in Chinese.

17.2 This Agreement is made in two counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

18. **Governing laws**

18.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

18.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

18.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun

On behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Chen Wenjun

Witness:

2006年11月20日

上海锦江国际酒店（集团）股份有限公司

与

杨卫民

执 行 董 事 服 务 协 议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

本协议由下述双方于 2006 年 11 月 20 日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，中国上海市杨新东路 24 号 316-318 室(以下简称“公司”)；与

(2) **杨卫民**，系中国籍自然人，居民身份证编号：310102195410304853；住址为中国上海市浦东新区锦绣路 800 弄 29 号 1001 室(以下简称“董事”)。

本协议双方同意如下：

1. **释义和解释**

1.1 释义

本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于 1993 年 12 月 29 日通过的《中华人民共和国公司法》及其修改，该法在 1994 年 7 月 1 日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在 1994 年 8 月 4 日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第 14 条第 2 款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的执行董事，而董事同意按照本协议的条款和条件担任公司之执行董事。除非第 12 条另有规定，公司从 2006 年 1 月 11 日起委任董事担任公司执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 11 条的规定终止本协议。

3. 职责

3.1 董事的正常工作地为中国，或公司随时决定的其它地点。公司保留权利要求董事为配合公司需要前往香港及中国地区以外任何地方公干。

3.2 董事现向公司承诺，在受雇期间他：

(1) 将会直接对董事会负责，并在董事会要求时，向董事会提供公司事务的有关资料，且应始终服从董事会合理合法的决定，并以董事身份履行及行使董事会不时委派或授予之责任及权力；

(2) 将会忠诚勤勉地履行和董事会不时就公司业务对董事作出的合理指派或授予的职责和权力；

(3) 将会遵守公司股东大会不时就有关董事会和董事所制定的各项规章制度；

(4) 遵从及依照董事会不时给予或作出的合法指示或指令，并忠诚及勤勉地服务公司和尽力促进其业务和利益，尽责地策划企业发展、项目投资以及企业融资事务；

(5) 完全及勤勉地对公司业务及利益投入他的时间、精力及技能，并于日常业务时间及公司合理要求的其它时间内亲自处理事务，除非他因病或意外而丧失工作能力；惟在该等情况下，他须立即通知公司之公司秘书该等导致他丧失工作能力事项，并按董事会要求提供证明；

(6) 遵守公司董事会要求或以公司业务的需要为前题，在香港或世界任何国家或地区履行及行使此合约授予的权力及职责；

(7) 尽快及全面地通知董事会他处理公司或公司业务或事务的情况（如被要求须提供书面通知），并按董事会要求提供有关解释或详细说明；

(8) 将在一般营业时间内任何时候和公司合理要求的其它时候亲自处理公司事务(因疾病或意外而丧失行为能力者则除外：在该等情况下，董事应立即将丧失行为能力情况书面通知董事会秘书，并应提供董事会可能需要的丧失行为能力的证明)，尽全力充分发挥其所长，发展和推进公司的业务，提高公司的经济效益和维护公司之利益，并正当、忠诚、有效地履行其职责；

(9) 将在公司随时合理要求时，前往其它地方办事，惟公司会合理地给予提前通知；

(10) 将遵守及依从以下不时修订、补充或修正的：

    (a) 章程；

    (b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

    (c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

        (i) 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》)；

        (ii) 《证券及期货条例》(香港法律第 571 章)；

        (iii) 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

(11) 将在行使其权力或履行义务时，以一个合理谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为；

(12) 将在行使公司赋予他的权力时须遵守诚信义务，不可置身于自身的利益和承担的义务可能发生冲突的处境，此原则包括(但不限于)执行下列的义务：

(a) 履行章程第十四章所载明的义务；

(b) 须按赋予权力时原定目的行使权力；及

(c) 不得利用其在公司的地位及权力为自己谋私利。

3.3 公司可在本协议规定的董事任期内任何时候暂停董事履行职责，或禁止其进入公司任何成员之场所而无需解释原因。

3.4 董事同意，经公司合理要求，董事应：

(1) 就公司任何一家子公司履行其职务所负有的职责(即第 3.2 条所述的职责)；

(2) 担任任何该等子公司的董事、高级管理人员或雇员；及/或

(3) 执行该等任命所有关的职责，如同董事是按本协议规定代表公司履行该等职责。

3.5 董事应始终及时充分通知(或按要求书面通知)董事会其从事公司业务的情况，并按董事会要求作出有关的解释。

3.6 董事同意公司享有章程规定的补偿安排，并同意本协议及董事职位不得转让。

3.7 董事并作为全体股东的代理人，向公司保证服从并遵守章程规定其对股东所负的义务。

4. <u>报酬及福利</u>

4.1 董事受雇期间，董事愿意按本协议的规定无偿为公司提供服务、并履行作为公司董事的职责。

4.2 若董事同时担任公司高级管理人员，则董事应有权享用作为公司高级管理人员应享有的一切薪酬、津贴及利益。

4.3 董事根据公司有关规章可享有公司的股份增值权。对于董事享有的医疗保险等其它福利待遇参照国家有关法规及公司的内部规章执行。

5. 费用

5.1 在本协议期内，董事履行本协议规定职责时或因执行与公司营运有关的事项而正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支)，公司可要求董事提供有关收据和凭证。对于董事因为公司提供其在本协议项下的服务或因为执行与公司营运有关事项而作出的任何合理必要额外费用，经该董事出示有关的收据及/或有效凭据后，公司将予以发还。

5.2 公司亦可在事前向董事提供款项，让董事用以支付前述的各种必要开支，惟董事必须在使用该款项后尽快或按公司的要求定时向公司出具有效的开支凭据，以抵销该款项。

6. 节假日

6.1 董事在受聘期间，董事有权在每个公历年度内享有 14 天的有薪假期（不包括公众假期及病假），在受聘的首个和最后一个公历年度内，有薪假期日数应据此按比例分配。请假通知最低限度应在放假前一(1)个月提交董事会秘书。而休假时间则须为董事会认为能配合公司业务需要之时间，并须得到董事会预先批准。

6.2 如果董事在任何一个公历年内因故没有享用当年的全部假期，不应就此向公司作出任何要求；除非公司单独认为未有休假的原因是公司业务繁多或紧急，则他有权将该年未享用的假期，留到下一个公历年享用。

7. 保密资料

7.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的

工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

7.2 上述第 7.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

7.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要)、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

7.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

8. <u>禁止游说</u>

8.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

9. 禁止竞争

9.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

9.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

9.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

9.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

9.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

9.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

10. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该一部分或多部分已被删去。

11. 终止受雇

11.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

11.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

11.3 董事不得以第 11.1 和 11.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 11.1 和 11.2 款规定的终止权并不构成放弃这一权利。

11.4 除第 11.1 和 11.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

11.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

11.6 根据第 11.1 和 11.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

11.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 7 至 10 条的效力(所有该等条款应继续有效)。

11.8 因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

12. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

13. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	上海锦江国际酒店（集团）股份有限公司 上海市广东路 51 号 6 楼
收件人：	公司秘书
传真号码：	(86 21) 6321 7836
董事：	杨卫民 上海市浦东新区锦绣路 800 弄 29 号 1001 室
传真号码：	(86 21) 6321 7720

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

14. 其它规定

14.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

14.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

14.3 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生 效日追溯至 2006 年 1 月 11 日。

14.4 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

14.5 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

14.6 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

14.7 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（董事书面委托公司其它董事代为出席公司董事会则不在此限）。

15. 修订

15.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

15.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

15.3 如双方同意调整于本协议下应支付予董事之报酬或假期，该调整将不会构成一份新的合约，而董事之聘用将继续受制于本协议条款但加上前述调整，惟受制于双方之书面相反协议。

15.4 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

16. 章程

本协议条款如与章程有不附之处，概以章程为准。

17. 协议版本

17.1 本协议以中文书写。

17.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

18. 管辖法律

18.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

18.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

18.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表)
上海锦江国际酒店（集团）股份有限公司)
签署)
见证人：)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由杨卫民签署)
见证人：)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

Service Agreement for Executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Yang Weimin

20 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 20 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as the "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, China (hereinafter referred to as the "Company"); and

(2) **Yang Weimin**, a natural person of Chinese nationality (Resident Identity Card no.: 310102195410304853), residing at Room 1001, No. 29, Lane 800, Jinxiu Road, Pudong New Area, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. **Definition and interpretation**

1.1 Definition

In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4

		August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2) of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. <u>Term of employment</u>

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an executive director of the Board of the Company, and the Director hereby agrees to serve as an executive director of the Company. Unless otherwise provided in Article 12, the Company employs the Director as an executive director of the Company from 11 January 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not

less than three months to the other party or in accordance with the provisions of Article 11.

3. **Duties**

3.1 The normal working place of the Director is in China, or such place as the Company shall decide from time to time. The Company reserves the right to require the Director to work at any other places other than Hong Kong and China to meet the needs of the Company.

3.2 The Director hereby undertakes to the Company that, during the period of his employment, he:

(1) will be directly accountable to the Board, provide information relating to Company's matters when so required by the Board, obey the reasonable and lawful decisions made by the Board, and perform and exercise in the capacity of a director such responsibilities and powers as may be delegated or granted by the Board;

(2) will honestly and diligently perform such duties and powers as may be delegated or granted reasonably to the Director by the Board with respect to the operations of the Company;

(3) will comply with all the rules and regulations formulated from time to time by the general meetings with respect to the Board and the Director.;

(4) will follow and adhere to the lawful instructions or orders given or made from time to time by the Board, honestly and diligently serve the Company and promote its operations and interests to the best of his endeavour, and fulfil his duty to plan corporate development, project investment and corporate financing matters;

(5) will fully and diligently devote his time, energy and skill for the Company's operations and interests, and handle business in person during normal working hours and other time as may be reasonably required by the Company, unless he is incapable of doing so due to illness or accident; in such circumstances, he shall inform the company secretary of the Company immediately of the matters leading to his loss of working capability, and provide evidence at the request of the Board;

(6) will perform and exercise the powers and duties delegated to him under this Agreement in Hong Kong or any country or

region in the world, subject to the requirements of the Board or the business needs of the Company;

(7) will keep the Board of Directors fully informed of his dealings with the Company's business or affairs as soon as possible (to provide a written notice if so required), and provide relevant explanation or detailed description according to the requirements of the Board;

(8) will at any time during normal business hours and at other times as shall be reasonably required by the Company, deal with the Company's affairs in person (save for his loss of capacity due to illness or accident). In such circumstances, the Director shall immediately inform the Secretary to the Board in writing of the conditions for his losing such capacity, and provide such evidence for the loss of capacity to act as may be required by the Board, try his best to capitalise his ability to the full, develop and promote the Company's operations, raise the Company's economic efficiency and safeguard its interests, and perform his duties properly, honestly and effectively;

(9) when reasonably required by the Company at any time, will work at other places, provided that the Company shall give a notice reasonably in advance;

(10) will observe and comply with the following as may be modified, supplemented or amended from time to time:

(a) the Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i) the Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code for Corporate Governance" in Appendix 14);

(ii) the "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii) the "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and

Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of stock and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv) other rules and regulations applicable to relevant securities from time to time.

(11) in exercising his powers or performing his obligations, will do what he ought to do with such prudence, diligence and skill as a reasonable and prudent person should have under similar conditions;

(12) in exercising the powers granted to him by the Company, will adhere to the obligation of honesty, and not put himself in such a position that his interests may possibly conflict with the obligations assumed by him. Such principle includes (but not limited to) the performance of the following obligations:

(a) perform the obligations as stated in Chapter 14 of the Articles of Association;

(b) exercise his powers for the purposes originally defined when such powers are granted; and

(c) not to use his position and power in the company to seek his private interests.

3.3 The Company may, at any time during the tenure of the Director as provided in this Agreement, suspend his performance of duties or prohibit him from entering the premises of any members of the Company without giving reasons.

3.4 The Director hereby agrees that, when reasonably required by the Company, the Director shall:

(1) perform the duties of his position in any one of the Company's subsidiaries (namely the duties stated in Article 3.2);

(2) serve as director, senior management officer or employee of any such Subsidiaries companies; and/or

(3) perform the duties related to such appointment, as if the Director performed such duties on behalf of the Company according to the provisions of this Agreement.

3.5 The Director shall keep the Board informed (or by written notice when

so required) timely and fully on the conditions of his engagement with the Company's operations, and make relevant explanations according to the requirements of the Board.

3.6 The Director hereby agrees that the Company shall enjoy the compensation arrangement as provided in the Articles of Association, and that this Agreement and the office of the Director cannot be transferred.

3.7 The Director, as an agent for all shareholders, warrants to the Company that he will observe and follow the duties which he assumes to shareholders according to the provisions of the Articles of Association.

4. Remuneration and benefits

4.1 During the period of his employment, the Director hereby agrees to serve the Company and perform his duties the functions as a Director of the Company in accordance with the Agreement without any remuneration from the Company

4.2 If the Director concurrently holds the position of senior management personnel of the Company, the Director is entitled to all remuneration, allowance and benefits as enjoyed by senior management personnel of the Company.

4.3 The Director shall enjoy share appreciation rights pursuant to the relevant regulations of the company. The Director's other welfares like medical insurance will be granted to him with reference to relevant regulations of the state and internal regulations of the Company .

5. Expenses

5.1 For all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement or his handling of matters concerning the Company's operations during the period of this Agreement (including business entertaining expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure), the Company may request the Director to provide relevant receipts and vouchers. Any necessary and reasonable additional expenses incurred by the Director in the provision of his services under this Agreement or his handling of matters concerning the Company's operations, will be reimbursed by the Company after the Director has shown the relevant receipts and/or valid vouchers.

5.2 The Company may also provide funds to the Director beforehand so that he may pay such necessary expenses as mentioned above, provided that the Director shall submit valid expenses vouchers as soon as possible or at regularly intervals as required by the Company for offset against that fund.

6. Holidays

6.1 During the period of his employment, the Director shall be entitled to have 14 days of paid leave in each calendar year (exclusive of public holidays and sick leave). For the first and the final calendar years of employment, the number of paid holidays shall be calculated on a pro rata basis. The holiday notice shall be submitted to the Secretary to the Board at least one (1) month before the holiday. The timing of the holiday shall be such as is deemed by the Board to be most suitable for the business requirements of the Company, and is subject to the prior approval of the Board.

6.2 If for any reason, the Director does not use up his annual holidays in any one calendar year, he should not make any request thereon to the Company. He will only be entitled to carry forward the holidays not used for the year to the next calendar year if in the sole opinion of the Company that it was caused by its busy or urgent business.

7. Confidential information

7.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his

tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

7.2 The restrictions stated in Article 7.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

7.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

7.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours.

8. <u>Prohibition of solicitation</u>

8.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) Clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

9. <u>Prohibition of competition</u>

9.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

9.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on

the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the Executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

9.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

9.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

9.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit

or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

9.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

10. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if this part or these parts were deleted.

11. Termination of employment

11.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason:

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any Subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

11.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

11.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 11.1 and 11.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 11.1 and 11.2 does not constitute a waiver of the right.

11.4 Save for the conditions stated in Clauses 11.1 and 11.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

11.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or

participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

11.6 According to Clauses 11.1 and 11.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

11.7 The termination of the appointment of the Director in accordance with this Agreement does not affect any right accumulated at the time of such termination, or the effects of Articles 7-10 (all such clauses will remain in effect).

11.8 Termination of this Agreement due to the company's postponement in or failure to exercising its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

12. Takeover

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

13. Notice

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following

fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, No. 51 Guangdong Road, Shanghai, the PRC
Recipient:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Yang Weimin Room 1001, No. 29, Lane 800, Jinxiu Road, Pudong New Area, Shanghai
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

14. **Other provisions**

14.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

14.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

14.3 Although this Agreement was executed by the two parties or by their authorized representatives on the date stated on the first page, the validity date of this Agreement has retrospective effect as from 11 January 2006.

14.4 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

14.5 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

14.6 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

14.7 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party (save for the written authorisation by a director to appoint other directors of the Company to attend the Board meeting of the Company on his behalf.

15. Amendments

15.1 Amendments to this Agreement can only be made by written agreements, subject to signatures by both parties and approval by the Company through proper actions of the legal person.

15.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

15.3 In the event that both parties agree to adjust the remuneration or holidays payable to the Director under this Agreement, such adjustment shall not constitute a new contract, and the appointment of the Director will continue to be subjected to the terms of this Agreement and the said adjustments provided that there is no written agreement to the contrary.

15.4 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

16. **Articles of Association**

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

17. **Counterparts of this Agreement**

17.1 This Agreement is written in Chinese.

17.2 This Agreement is made in two counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

18. **Governing laws**

18.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

18.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

18.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun

On behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Yang Weimin

Witness:

RECEIVED
2007 FEB -8 A 9:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2006年11月20日

上海锦江国际酒店（集团）股份有限公司

与

陈灏

执 行 董 事 服 务 协 议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

条款　　　　页码

本协议由下述双方于 2006 年 11 月 20 日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，中国上海市杨新东路 24 号 316-318 室(以下简称“公司”)；与

(2) **陈灏**，系中国籍自然人，居民身份证编号：31010619500131241X；住址为中国上海市静安区西苏州路 85 弄 17 号 701 室(以下简称“董事”)。

本协议双方同意如下：

1. **释义和解释**

1.1 释义

本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于 1993 年 12 月 29 日通过的《中华人民共和国公司法》及其修改，该法在 1994 年 7 月 1 日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在 1994 年 8 月 4 日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第 14 条第 2 款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(c) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的执行董事，而董事同意按照本协议的条款和条件担任公司之执行董事。除非第 12 条另有规定，公司从 2006 年 1 月 11 日起委任董事担任公司执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 11 条的规定终止本协议。

3. 职责

3.1 董事的正常工作地为中国，或公司随时决定的其它地点。公司保留权利要求董事为配合公司需要前往香港及中国地区以外任何地方公干。

3.2 董事现向公司承诺，在受雇期间他：

(1) 将会直接对董事会负责，并在董事会要求时，向董事会提供公司事务的有关资料，且应始终服从董事会合理合法的决定，并以董事身份履行及行使董事会不时委派或授予之责任及权力；

(2) 将会忠诚勤勉地履行和董事会不时就公司业务对董事作出的合理指派或授予的职责和权力；

(3) 将会遵守公司股东大会不时就有关董事会和董事所制定的各项规章制度；

(4) 遵从及依照董事会不时给予或作出的合法指示或指令，并忠诚及勤勉地服务公司和尽力促进其业务和利益，尽责地策划企业发

展、项目投资以及企业融资事务；

(5) 完全及勤勉地对公司业务及利益投入他的时间、精力及技能，并于日常业务时间及公司合理要求的其它时间内亲自处理事务，除非他因病或意外而丧失工作能力；惟在该等情况下，他须立即通知公司之公司秘书该等导致他丧失工作能力事项，并按董事会要求提供证明；

(6) 遵守公司董事会要求或以公司业务的需要为前题，在香港或世界任何国家或地区履行及行使此合约授予的权力及职责；

(7) 尽快及全面地通知董事会他处理公司或公司业务或事务的情况（如被要求须提供书面通知），并按董事会要求提供有关解释或详细说明；

(8) 将在一般营业时间内任何时候和公司合理要求的其它时候亲自处理公司事务(因疾病或意外而丧失行为能力者则除外；在该等情况下，董事应立即将丧失行为能力情况书面通知董事会秘书，并应提供董事会可能需要的丧失行为能力的证明)，尽全力充分发挥其所长，发展和推进公司的业务，提高公司的经济效益和维护公司之利益，并正当、忠诚、有效地履行其职责；

(9) 将在公司随时合理要求时，前往其它地方办事，惟公司会合理地给予提前通知；

(10) 将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》)；

(ii) 《证券及期货条例》(香港法律第 571 章)；

(iii) 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

(11) 将在行使其权力或履行义务时，以一个合理谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为；

(12) 将在行使公司赋予他的权力时须遵守诚信义务，不可置身于自身的利益和承担的义务可能发生冲突的处境，此原则包括(但不限于)执行下列的义务：

(a) 履行章程第十四章所载明的义务；

(b) 须按赋予权力时原定目的行使权力；及

(c) 不得利用其在公司的地位及权力为自己谋私利。

3.3 公司可在本协议规定的董事任期内任何时候暂停董事履行职责，或禁止其进入公司任何成员之场所而无需解释原因。

3.4 董事同意，经公司合理要求，董事应：

(1) 就公司任何一家子公司履行其职务所负有的职责(即第 3.2 条所述的职责)；

(2) 担任任何该等子公司的董事、高级管理人员或雇员；及/或

(3) 执行该等任命所有关的职责，如同董事是按本协议规定代表公司履行该等职责。

3.5 董事应始终及时充分通知(或按要求书面通知)董事会其从事公司业务的情况，并按董事会要求作出有关的解释。

3.6 董事同意公司享有章程规定的补偿安排，并同意本协议及董事职位不得转让。

3.7 董事并作为全体股东的代理人，向公司保证服从并遵守章程规定其对股东所负的义务。

4. 报酬及福利

4.1 董事受雇期间，董事愿意按本协议的规定无偿为公司提供服务、并履行作为公司董事的职责。

4.2 若董事同时担任公司高级管理人员，则董事应有权享用作为公司高级管理人员应享有的一切薪酬、津贴及利益。

4.3 董事根据公司有关规章可享有公司的股份增值权。对于董事享有的医疗保险等其它福利待遇参照国家有关法规及公司的内部规章执行。

5. 费用

5.1 在本协议期内，董事履行本协议规定职责时或因执行与公司营运有关的事项而正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支)，公司可要求董事提供有关收据和凭证。对于董事因为公司提供其在本协议项下的服务或因为执行与公司营运有关事项而作出的任何合理必要额外费用，经该董事出示有关的收据及/或有效凭据后，公司将予以发还。

5.2 公司亦可在事前向董事提供款项，让董事用以支付前述的各种必要开支，惟董事必须在使用该款项后尽快或按公司的要求定时向公司出具有效的开支凭据，以抵销该款项。

6. 节假日

6.1 董事在受聘期间，董事有权在每个公历年度内享有 14 天的有薪假期（不包括公众假期及病假），在受聘的首个和最后一个公历年度内，有薪假期日数应据此按比例分配。请假通知最低限度应在放假前一(1)个月提交董事会秘书。而休假时间则须为董事会认为能配合公司业务需要之时间，并须得到董事会预先批准。

6.2 如果董事在任何一个公历年内因故没有享用当年的全部假期，不应就此向公司作出任何要求；除非公司单独认为未有休假的原因是公司业务繁多或紧急，则他有权将该年未享用的假期，留到下一个公历年享用。

7. 保密资料

7.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的

工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

7.2 上述第 7.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

7.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

7.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

8. 禁止游说

8.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

9. 禁止竞争

9.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

9.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

9.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

9.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

9.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

9.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

10. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该一部分或多部分已被删去。

11. 终止受雇

11.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

11.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

11.3 董事不得以第 11.1 和 11.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 11.1 和 11.2 款规定的终止权并不构成放弃这一权利。

11.4 除第 11.1 和 11.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

11.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

11.6 根据第 11.1 和 11.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

11.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 7 至 10 条的效力(所有该等条款应继续有效)。

11.8 因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

12. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

13. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：　　上海锦江国际酒店（集团）股份有限公司
　　　　　上海市广东路 51 号 6 楼
收件人：　公司秘书
传真号码：(86 21) 6321 7836

董事：　　陈灏
　　　　　上海市静安区西苏州路 85 弄 17 号 701 室
传真号码：(86 21) 6321 7720

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

14. 其它规定

14.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

14.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

14.3 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至2006年1月11日。

14.4 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

14.5 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

14.6 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

14.7 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（董事书面委托公司其它董事代为出席公司董事会则不在此限）。

15. 修订

15.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

15.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

15.3 如双方同意调整于本协议下应支付予董事之报酬或假期，该调整将不会构成一份新的合约，而董事之聘用将继续受制于本协议条款但加上前述调整，惟受制于双方之书面相反协议。

15.4 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

16. 章程

本协议条款如与章程有不附之处，概以章程为准。

17. 协议版本

17.1 本协议以中文书写。

17.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

18. 管辖法律

18.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

18.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

18.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表)
)
上海锦江国际酒店（集团）股份有限公司)
)
签署)

见证人：

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由陈灏签署)
)
见证人：)
)
)
)
ANTHONY PAUL JACOBSEN)
Solicitor
Baker & McKenzie
Hong Kong SAR

Service Agreement for Executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Chen Hao

20 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 20 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as the "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, China (hereinafter referred to as the "Company"); and

(2) **Chen Hao**, a natural person of Chinese nationality (Resident Identity Card no.: 31010619500131241X), residing at Unit 701, No. 17, Lane 85 Suzhou Road (West) Jingan District, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. <u>Definition and interpretation</u>

1.1 Definition

In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4

		August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2) of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. **Term of employment**

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an executive director of the Board of the Company, and the Director hereby agrees to serve as an executive director of the Company. Unless otherwise provided in Article 12, the Company employs the Director as an executive director of the Company from 11 January 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not

less than three months to the other party or in accordance with the provisions of Article 11.

3. **Duties**

3.1 The normal working place of the Director is in China, or such place as the Company shall decide from time to time. The Company reserves the right to require the Director to work at any other places other than Hong Kong and China to meet the needs of the Company.

3.2 The Director hereby undertakes to the Company that, during the period of his employment, he:

(1) will be directly accountable to the Board, provide information relating to Company's matters when so required by the Board, obey the reasonable and lawful decisions made by the Board, and perform and exercise in the capacity of a director such responsibilities and powers as may be delegated or granted by the Board;

(2) will honestly and diligently perform such duties and powers as may be delegated or granted reasonably to the Director by the Board with respect to the operations of the Company;

(3) will comply with all the rules and regulations formulated from time to time by the general meetings with respect to the Board and the Director.;

(4) will follow and adhere to the lawful instructions or orders given or made from time to time by the Board, honestly and diligently serve the Company and promote its operations and interests to the best of his endeavour, and fulfil his duty to plan corporate development, project investment and corporate financing matters;

(5) will fully and diligently devote his time, energy and skill for the Company's operations and interests, and handle business in person during normal working hours and other time as may be reasonably required by the Company, unless he is incapable of doing so due to illness or accident; in such circumstances, he shall inform the company secretary of the Company immediately of the matters leading to his loss of working capability, and provide evidence at the request of the Board;

(6) will perform and exercise the powers and duties delegated to him under this Agreement in Hong Kong or any country or

region in the world, subject to the requirements of the Board or the business needs of the Company;

(7) will keep the Board of Directors fully informed of his dealings with the Company's business or affairs as soon as possible (to provide a written notice if so required), and provide relevant explanation or detailed description according to the requirements of the Board;

(8) will at any time during normal business hours and at other times as shall be reasonably required by the Company, deal with the Company's affairs in person (save for his loss of capacity due to illness or accident). In such circumstances, the Director shall immediately inform the Secretary to the Board in writing of the conditions for his losing such capacity, and provide such evidence for the loss of capacity to act as may be required by the Board, try his best to capitalise his ability to the full, develop and promote the Company's operations, raise the Company's economic efficiency and safeguard its interests, and perform his duties properly, honestly and effectively;

(9) when reasonably required by the Company at any time, will work at other places, provided that the Company shall give a notice reasonably in advance;

(10) will observe and comply with the following as may be modified, supplemented or amended from time to time:

(a) the Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i) the Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code for Corporate Governance" in Appendix 14);

(ii) the "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii) the "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and

Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of stock and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv) other rules and regulations applicable to relevant securities from time to time.

(11) in exercising his powers or performing his obligations, will do what he ought to do with such prudence, diligence and skill as a reasonable and prudent person should have under similar conditions;

(12) in exercising the powers granted to him by the Company, will adhere to the obligation of honesty, and not put himself in such a position that his interests may possibly conflict with the obligations assumed by him. Such principle includes (but not limited to) the performance of the following obligations:

(a) perform the obligations as stated in Chapter 14 of the Articles of Association;

(b) exercise his powers for the purposes originally defined when such powers are granted; and

(c) not to use his position and power in the company to seek his private interests.

3.3 The Company may, at any time during the tenure of the Director as provided in this Agreement, suspend his performance of duties or prohibit him from entering the premises of any members of the Company without giving reasons.

3.4 The Director hereby agrees that, when reasonably required by the Company, the Director shall:

(1) perform the duties of his position in any one of the Company's subsidiaries (namely the duties stated in Article 3.2);

(2) serve as director, senior management officer or employee of any such Subsidiaries companies; and/or

(3) perform the duties related to such appointment, as if the Director performed such duties on behalf of the Company according to the provisions of this Agreement.

3.5 The Director shall keep the Board informed (or by written notice when

so required) timely and fully on the conditions of his engagement with the Company's operations, and make relevant explanations according to the requirements of the Board.

3.6 The Director hereby agrees that the Company shall enjoy the compensation arrangement as provided in the Articles of Association, and that this Agreement and the office of the Director cannot be transferred.

3.7 The Director, as an agent for all shareholders, warrants to the Company that he will observe and follow the duties which he assumes to shareholders according to the provisions of the Articles of Association.

4. Remuneration and benefits

4.1 During the period of his employment, the Director hereby agrees to serve the Company and perform his duties the functions as a Director of the Company in accordance with the Agreement without any remuneration from the Company

4.2 If the Director concurrently holds the position of senior management personnel of the Company, the Director is entitled to all remuneration, allowance and benefits as enjoyed by senior management personnel of the Company.

4.3 The Director shall enjoy share appreciation rights pursuant to the relevant regulations of the company. The Director's other welfares like medical insurance will be granted to him with reference to relevant regulations of the state and internal regulations of the Company

5. Expenses

5.1 For all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement or his handling of matters concerning the Company's operations during the period of this Agreement (including business entertaining expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure), the Company may request the Director to provide relevant receipts and vouchers. Any necessary and reasonable additional expenses incurred by the Director in the provision of his services under this Agreement or his handling of matters concerning the Company's operations, will be reimbursed by the Company after the Director has shown the relevant receipts and/or valid vouchers.

5.2 The Company may also provide funds to the Director beforehand so that he may pay such necessary expenses as mentioned above, provided that the Director shall submit valid expenses vouchers as soon as possible or at regularly intervals as required by the Company for offset against that fund.

6. Holidays

6.1 During the period of his employment, the Director shall be entitled to have 14 days of paid leave in each calendar year (exclusive of public holidays and sick leave). For the first and the final calendar years of employment, the number of paid holidays shall be calculated on a pro rata basis. The holiday notice shall be submitted to the Secretary to the Board at least one (1) month before the holiday. The timing of the holiday shall be such as is deemed by the Board to be most suitable for the business requirements of the Company, and is subject to the prior approval of the Board.

6.2 If for any reason, the Director does not use up his annual holidays in any one calendar year, he should not make any request thereon to the Company. He will only be entitled to carry forward the holidays not used for the year to the next calendar year if in the sole opinion of the Company that it was caused by its busy or urgent business.

7. Confidential information

7.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his

tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

7.2 The restrictions stated in Article 7.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

7.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

7.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours.

8. <u>Prohibition of solicitation</u>

8.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) Clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

9. Prohibition of competition

9.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

9.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on

the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the Executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

9.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

9.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

9.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit

or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

9.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

10. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if this part or these parts were deleted.

11. Termination of employment

11.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason:

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any Subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

11.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

11.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 11.1 and 11.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 11.1 and 11.2 does not constitute a waiver of the right.

11.4 Save for the conditions stated in Clauses 11.1 and 11.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

11.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or

participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

11.6 According to Clauses 11.1 and 11.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

11.7 The termination of the appointment of the Director in accordance with this Agreement does not affect any right accumulated at the time of such termination, or the effects of Articles 7-10 (all such clauses will remain in effect).

11.8 Termination of this Agreement due to the company's postponement in or failure to exercising its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

12. **Takeover**

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

13. **Notice**

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following

fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, No. 51 Guangdong Road, Shanghai, the PRC
Recipient:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Chen Hao Unit 701, No. 17, Lane 85, Suzhou Road (West), Jingan District, Shanghai
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

14. Other provisions

14.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

14.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

14.3 Although this Agreement was executed by the two parties or by their authorized representatives on the date stated on the first page, the validity date of this Agreement has retrospective effect as from 11 January 2006.

14.4 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

14.5 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

14.6 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

14.7 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party (save for the written authorisation by a director to appoint other directors of the Company to attend the Board meeting of the Company on his behalf.

15. Amendments

15.1 Amendments to this Agreement can only be made by written agreements, subject to signatures by both parties and approval by the Company through proper actions of the legal person.

15.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

15.3 In the event that both parties agree to adjust the remuneration or holidays payable to the Director under this Agreement, such adjustment shall not constitute a new contract, and the appointment of the Director will continue to be subjected to the terms of this Agreement and the said adjustments provided that there is no written agreement to the contrary.

15.4 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

16. **Articles of Association**

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

17. **Counterparts of this Agreement**

17.1 This Agreement is written in Chinese.

17.2 This Agreement is made in two counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

18. **Governing laws**

18.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

18.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

18.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun

On behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Chen Hao

Witness:

2006年11月20日

上海锦江国际酒店（集团）股份有限公司

与

袁公耀

执 行 董 事 服 务 协 议

贝克·麦坚时律师事务所
香港中环夏慤道10号
和记大厦14楼

目 录

本协议由下述双方于 2006 年 11 月 20 日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，中国上海市杨新东路 24 号 316-318 室(以下简称“公司”)；与

(2) **袁公耀**，系中国籍自然人，居民身份证编号：310106194910100831；住址为中国上海市长宁区安顺路 220 弄 38 号 1802 室(以下简称“董事”)。

本协议双方同意如下：

1. 释义和解释

1.1 释义

本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于 1993 年 12 月 29 日通过的《中华人民共和国公司法》及其修改，该法在 1994 年 7 月 1 日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在 1994 年 8 月 4 日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第 14 条第 2 款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的执行董事，而董事同意按照本协议的条款和条件担任公司之执行董事。除非第 12 条另有规定，公司从 2006 年 4 月 8 日起委任董事担任公司执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 11 条的规定终止本协议。

3. 职责

3.1 董事的正常工作地为中国，或公司随时决定的其它地点。公司保留权利要求董事为配合公司需要前往香港及中国地区以外任何地方公干。

3.2 董事现向公司承诺，在受雇期间他：

(1) 将会直接对董事会负责，并在董事会要求时，向董事会提供公司事务的有关资料，且应始终服从董事会合理合法的决定，并以董事身份履行及行使董事会不时委派或授予之责任及权力；

(2) 将会忠诚勤勉地履行和董事会不时就公司业务对董事作出的合理指派或授予的职责和权力；

(3) 将会遵守公司股东大会不时就有关董事会和董事所制定的各项规章制度；

(4) 遵从及依照董事会不时给予或作出的合法指示或指令，并忠诚及勤勉地服务公司和尽力促进其业务和利益，尽责地策划企业发

展、项目投资以及企业融资事务；

(5) 完全及勤勉地对公司业务及利益投入他的时间、精力及技能，并于日常业务时间及公司合理要求的其它时间内亲自处理事务，除非他因病或意外而丧失工作能力；惟在该等情况下，他须立即通知公司之公司秘书该等导致他丧失工作能力事项，并按董事会要求提供证明；

(6) 遵守公司董事会要求或以公司业务的需要为前题，在香港或世界任何国家或地区履行及行使此合约授予的权力及职责；

(7) 尽快及全面地通知董事会他处理公司或公司业务或事务的情况（如被要求须提供书面通知），并按董事会要求提供有关解释或详细说明；

(8) 将在一般营业时间内任何时候和公司合理要求的其它时候亲自处理公司事务(因疾病或意外而丧失行为能力者则除外；在该等情况下，董事应立即将丧失行为能力情况书面通知董事会秘书，并应提供董事会可能需要的丧失行为能力的证明)，尽全力充分发挥其所长，发展和推进公司的业务，提高公司的经济效益和维护公司之利益，并正当、忠诚、有效地履行其职责；

(9) 将在公司随时合理要求时，前往其它地方办事，惟公司会合理地给予提前通知；

(10) 将遵守及依从以下不时修订、补充或修正的：

(a) 章程；

(b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

(c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

(i) 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》)；

(ii) 《证券及期货条例》(香港法律第571章)；

(iii) 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

(11) 将在行使其权力或履行义务时，以一个合理谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为；

(12) 将在行使公司赋予他的权力时须遵守诚信义务，不可置身于自身的利益和承担的义务可能发生冲突的处境，此原则包括(但不限于)执行下列的义务：

(a) 履行章程第十四章所载明的义务；

(b) 须按赋予权力时原定目的行使权力；及

(c) 不得利用其在公司的地位及权力为自己谋私利。

3.3 公司可在本协议规定的董事任期内任何时候暂停董事履行职责，或禁止其进入公司任何成员之场所而无需解释原因。

3.4 董事同意，经公司合理要求，董事应：

(1) 就公司任何一家子公司履行其职务所负有的职责(即第 3.2 条所述的职责)；

(2) 担任任何该等子公司的董事、高级管理人员或雇员；及/或

(3) 执行该等任命所有关的职责，如同董事是按本协议规定代表公司履行该等职责。

3.5 董事应始终及时充分通知(或按要求书面通知)董事会其从事公司业务的情况，并按董事会要求作出有关的解释。

3.6 董事同意公司享有章程规定的补偿安排，并同意本协议及董事职位不得转让。

3.7 董事并作为全体股东的代理人，向公司保证服从并遵守章程规定其对股东所负的义务。

4. 报酬及福利

4.1 董事受雇期间，董事愿意按本协议的规定无偿为公司提供服务、并履行作为公司董事的职责。

4.2 若董事同时担任公司高级管理人员，则董事应有权享用作为公司高级管理人员应享有的一切薪酬、津贴及利益。

4.3 董事根据公司有关规章可享有公司的股份增值权。对于董事享有的医疗保险等其它福利待遇参照国家有关法规及公司的内部规章执行。

5. 费用

5.1 在本协议期内，董事履行本协议规定职责时或因执行与公司营运有关的事项而正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支)，公司可要求董事提供有关收据和凭证。对于董事因为公司提供其在本协议项下的服务或因为执行与公司营运有关事项而作出的任何合理必要额外费用，经该董事出示有关的收据及/或有效凭据后，公司将予以发还。

5.2 公司亦可在事前向董事提供款项，让董事用以支付前述的各种必要开支，惟董事必须在使用该款项后尽快或按公司的要求定时向公司出具有效的开支凭据，以抵销该款项。

6. 节假日

6.1 董事在受聘期间，董事有权在每个公历年度内享有 14 天的有薪假期（不包括公众假期及病假），在受聘的首个和最后一个公历年度内，有薪假期日数应据此按比例分配。请假通知最低限度应在放假前一(1)个月提交董事会秘书。而休假时间则须为董事会认为能配合公司业务需要之时间，并须得到董事会预先批准。

6.2 如果董事在任何一个公历年内因故没有享用当年的全部假期，不应就此向公司作出任何要求；除非公司单独认为未有休假的原因是公司业务繁多或紧急，则他有权将该年未享用的假期，留到下一个公历年享用。

7. 保密资料

7.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的

工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

7.2 上述第 7.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

7.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

7.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

8. 禁止游说

8.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

9. 禁止竞争

9.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 、这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

9.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

9.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

9.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

9.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

9.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

10. 限制的效力

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该一部分或多部分已被删去。

11. 终止受雇

11.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

11.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

11.3 董事不得以第 11.1 和 11.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 11.1 和 11.2 款规定的终止权并不构成放弃这一权利。

11.4 除第 11.1 和 11.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

11.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

11.6 根据第 11.1 和 11.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

11.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 7 至 10 条的效力(所有该等条款应继续有效)。

11.8 因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

12. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

13. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	上海锦江国际酒店（集团）股份有限公司 上海市广东路 51 号 6 楼
收件人：	公司秘书
传真号码：	(86 21) 6321 7836
董事：	袁公耀 上海市长宁区安顺路 220 弄 38 号 1802 室
传真号码：	(86 21) 6321 7720

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

14. 其它规定

14.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

14.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

14.3 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至2006年4月8日。

14.4 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

14.5 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

14.6 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

14.7 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（董事书面委托公司其它董事代为出席公司董事会则不在此限）。

15. 修订

15.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

15.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

15.3 如双方同意调整于本协议下应支付予董事之报酬或假期，该调整将不会构成一份新的合约，而董事之聘用将继续受制于本协议条款但加上前述调整，惟受制于双方之书面相反协议。

15.4 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

16. 章程

本协议条款如与章程有不附之处，概以章程为准。

17. 协议版本

17.1 本协议以中文书写。

17.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

18. 管辖法律

18.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

18.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

18.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表)

上海锦江国际酒店（集团）股份有限公司)

签署)

见证人：)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由袁公耀签署)

见证人：)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

Service Agreement for Executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Yuan Gongyao

20 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 20 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as the "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, China (hereinafter referred to as the "Company"); and

(2) **Yuan Gongyao**, a natural person of Chinese nationality (Resident Identity Card no.: 310106194910100831), residing at Room 1802, No. 38, Lane 220, Anshun Road, Changning District, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. Definition and interpretation

1.1 Definition

In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4

		August 1994;
"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2) of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. **Term of employment**

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an executive director of the Board of the Company, and the Director hereby agrees to serve as an executive director of the Company. Unless otherwise provided in Article 12, the Company employs the Director as an executive director of the Company from 8 April 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not less

than three months to the other party or in accordance with the provisions of Article 11.

3. Duties

3.1 The normal working place of the Director is in China, or such place as the Company shall decide from time to time. The Company reserves the right to require the Director to work at any other places other than Hong Kong and China to meet the needs of the Company.

3.2 The Director hereby undertakes to the Company that, during the period of his employment, he:

(1) will be directly accountable to the Board, provide information relating to Company's matters when so required by the Board, obey the reasonable and lawful decisions made by the Board, and perform and exercise in the capacity of a director such responsibilities and powers as may be delegated or granted by the Board;

(2) will honestly and diligently perform such duties and powers as may be delegated or granted reasonably to the Director by the Board with respect to the operations of the Company;

(3) will comply with all the rules and regulations formulated from time to time by the general meetings with respect to the Board and the Director.;

(4) will follow and adhere to the lawful instructions or orders given or made from time to time by the Board, honestly and diligently serve the Company and promote its operations and interests to the best of his endeavour, and fulfil his duty to plan corporate development, project investment and corporate financing matters;

(5) will fully and diligently devote his time, energy and skill for the Company's operations and interests, and handle business in person during normal working hours and other time as may be reasonably required by the Company, unless he is incapable of doing so due to illness or accident; in such circumstances, he shall inform the company secretary of the Company immediately of the matters leading to his loss of working capability, and provide evidence at the request of the Board;

(6) will perform and exercise the powers and duties delegated to him under this Agreement in Hong Kong or any country or

region in the world, subject to the requirements of the Board or the business needs of the Company;

(7) will keep the Board of Directors fully informed of his dealings with the Company's business or affairs as soon as possible (to provide a written notice if so required), and provide relevant explanation or detailed description according to the requirements of the Board;

(8) will at any time during normal business hours and at other times as shall be reasonably required by the Company, deal with the Company's affairs in person (save for his loss of capacity due to illness or accident). In such circumstances, the Director shall immediately inform the Secretary to the Board in writing of the conditions for his losing such capacity, and provide such evidence for the loss of capacity to act as may be required by the Board, try his best to capitalise his ability to the full, develop and promote the Company's operations, raise the Company's economic efficiency and safeguard its interests, and perform his duties properly, honestly and effectively;

(9) when reasonably required by the Company at any time, will work at other places, provided that the Company shall give a notice reasonably in advance;

(10) will observe and comply with the following as may be modified, supplemented or amended from time to time:

(a) the Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i) the Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code for Corporate Governance" in Appendix 14);

(ii) the "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii) the "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and

Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding the purchases and sales of stock and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv) other rules and regulations applicable to relevant securities from time to time.

(11) in exercising his powers or performing his obligations, will do what he ought to do with such prudence, diligence and skill as a reasonable and prudent person should have under similar conditions;

(12) in exercising the powers granted to him by the Company, will adhere to the obligation of honesty, and not put himself in such a position that his interests may possibly conflict with the obligations assumed by him. Such principle includes (but not limited to) the performance of the following obligations:

(a) perform the obligations as stated in Chapter 14 of the Articles of Association;

(b) exercise his powers for the purposes originally defined when such powers are granted; and

(c) not to use his position and power in the company to seek his private interests.

3.3 The Company may, at any time during the tenure of the Director as provided in this Agreement, suspend his performance of duties or prohibit him from entering the premises of any members of the Company without giving reasons.

3.4 The Director hereby agrees that, when reasonably required by the Company, the Director shall:

(1) perform the duties of his position in any one of the Company's subsidiaries (namely the duties stated in Article 3.2);

(2) serve as director, senior management officer or employee of any such Subsidiaries companies; and/or

(3) perform the duties related to such appointment, as if the Director performed such duties on behalf of the Company according to the provisions of this Agreement.

3.5 The Director shall keep the Board informed (or by written notice when

so required) timely and fully on the conditions of his engagement with the Company's operations, and make relevant explanations according to the requirements of the Board.

3.6 The Director hereby agrees that the Company shall enjoy the compensation arrangement as provided in the Articles of Association, and that this Agreement and the office of the Director cannot be transferred.

3.7 The Director, as an agent for all shareholders, warrants to the Company that he will observe and follow the duties which he assumes to shareholders according to the provisions of the Articles of Association.

4. Remuneration and benefits

4.1 During the period of his employment, the Director hereby agrees to serve the Company and perform his duties the functions as a Director of the Company in accordance with the Agreement without any remuneration from the Company

4.2 If the Director concurrently holds the position of senior management personnel of the Company, the Director is entitled to all remuneration, allowance and benefits as enjoyed by senior management personnel of the Company.

4.3 The Director shall enjoy share appreciation rights pursuant to the relevant regulations of the company. The Director's other welfares like medical insurance will be granted to him with reference to relevant regulations of the state and internal regulations of the Company

5. Expenses

5.1 For all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement or his handling of matters concerning the Company's operations during the period of this Agreement (including business entertaining expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure), the Company may request the Director to provide relevant receipts and vouchers. Any necessary and reasonable additional expenses incurred by the Director in the provision of his services under this Agreement or his handling of matters concerning the Company's operations, will be reimbursed by the Company after the Director has shown the relevant receipts and/or valid vouchers.

5.2 The Company may also provide funds to the Director beforehand so that he may pay such necessary expenses as mentioned above, provided that the Director shall submit valid expenses vouchers as soon as possible or at regularly intervals as required by the Company for offset against that fund.

6. Holidays

6.1 During the period of his employment, the Director shall be entitled to have 14 days of paid leave in each calendar year (exclusive of public holidays and sick leave). For the first and the final calendar years of employment, the number of paid holidays shall be calculated on a pro rata basis. The holiday notice shall be submitted to the Secretary to the Board at least one (1) month before the holiday. The timing of the holiday shall be such as is deemed by the Board to be most suitable for the business requirements of the Company, and is subject to the prior approval of the Board.

6.2 If for any reason, the Director does not use up his annual holidays in any one calendar year, he should not make any request thereon to the Company. He will only be entitled to carry forward the holidays not used for the year to the next calendar year if in the sole opinion of the Company that it was caused by its busy or urgent business.

7. Confidential information

7.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his

tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

7.2 The restrictions stated in Article 7.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

7.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

7.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours.

8. Prohibition of solicitation

8.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) Clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

9. **Prohibition of competition**

9.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

9.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on

the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the Executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

9.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

9.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

9.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit

or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

9.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

10. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if this part or these parts were deleted.

11. Termination of employment

11.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason:

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any Subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

11.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

11.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 11.1 and 11.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 11.1 and 11.2 does not constitute a waiver of the right.

11.4 Save for the conditions stated in Clauses 11.1 and 11.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

11.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or

participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

11.6 According to Clauses 11.1 and 11.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

11.7 The termination of the appointment of the Director in accordance with this Agreement does not affect any right accumulated at the time of such termination, or the effects of Articles 7-10 (all such clauses will remain in effect).

11.8 Termination of this Agreement due to the company's postponement in or failure to exercising its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

12. **Takeover**

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

13. **Notice**

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following

fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, No. 51 Guangdong Road, Shanghai, the PRC
Recipient:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Yuan Gongyao Room 1802, No. 38, Lane 220, Anshun Road, Changning District, Shanghai
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

14. Other provisions

14.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

14.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

14.3 Although this Agreement was executed by the two parties or by their authorized representatives on the date stated on the first page, the validity date of this Agreement has retrospective effect as from 8 April 2006.

14.4 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

14.5 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

14.6 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

14.7 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party (save for the written authorisation by a director to appoint other directors of the Company to attend the Board meeting of the Company on his behalf.

15. Amendments

15.1 Amendments to this Agreement can only be made by written agreements, subject to signatures by both parties and approval by the Company through proper actions of the legal person.

15.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

15.3 In the event that both parties agree to adjust the remuneration or holidays payable to the Director under this Agreement, such adjustment shall not constitute a new contract, and the appointment of the Director will continue to be subjected to the terms of this Agreement and the said adjustments provided that there is no written agreement to the contrary.

15.4 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned rules and regulations, and give rewards to or punishments against the Director on such basis.

16. Articles of Association

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

17. Counterparts of this Agreement

17.1 This Agreement is written in Chinese.

17.2 This Agreement is made in two counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

18. Governing laws

18.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

18.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

18.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun

On behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Yuan Gongyao

Witness:

2006年11月22日

上海锦江国际酒店（集团）股份有限公司

与

徐祖荣

执 行 董 事 服 务 协 议

贝克·麦坚时律师事务所
香港中环夏悫道10号
和记大厦14楼

目 录

本协议由下述双方于2006年11月22日签订：

(1) **上海锦江国际酒店（集团）股份有限公司**，系一家根据中华人民共和国(以下简称“中国”)法律设立并存续的股份有限公司，中国上海市杨新东路24号316-318室(以下简称“公司”)；与

(2) **徐祖荣**，系中国籍自然人，居民身份证编号：310105195506212039；住址为中国上海市青溪路601弄21号201室(以下简称“董事”)。

本协议双方同意如下：

1. <u>释义和解释</u>

1.1 释义

本协议内，除非文义另有规定，下列词语应具有以下的意义：

“董事会”	指公司的董事会；
“章程”	指公司的现行有效的章程及在本协议有效期内对其所作的修订（如有）；
“上市规则”	指交易所证券上市规则；
“公司法”	指中国全国人民代表大会于1993年12月29日通过的《中华人民共和国公司法》及其修改，该法在1994年7月1日起施行；
“人民币”	指中国的法定货币，其基本单位为元；
“特别规定”	指中国国务院在1994年8月4日发布的《国务院关于股份有限公司境外募集股份及上市的特别规定》；
“月”	指日历月；
“交易所”	指香港联合交易所有限公司；
“子公司”	指不时成为公司附属公司（其界定见上市规则的规定）或子公司（其界定见公司法第14条第2款的规定）的公司；
“香港”	指中华人民共和国香港特别行政区；及
“中国”	指中华人民共和国。

1.2 解释

除非本协议另有规定，在本协议中：

(a) 一方是指本协议之一方；

(b) 条或款指本协议条或款；

(c) 本协议解释为可能不时经延期、修改、变更或补充的本协议；

(d) 论及法规之处即指经不时修改，补充或以其它方式修改的该等法规；及

(e) 所有标题均是为便于引用而使用，并不影响本协议的解释。

2. 受雇期限

公司同意按照本协议的条款和条件雇用董事为公司董事会的执行董事，而董事同意按照本协议的条款和条件担任公司之执行董事。除非第 12 条另有规定，公司从 2006 年 11 月 19 日起委任董事担任公司执行董事直至 2009 年内召开的公司股东大会结束时止，期满后在双方同意下可以连选连任，如董事获连选连任，本协议则继续有效，直至任何一方向另一方发出不少于三个月的书面通知的情况下或按第 11 条的规定终止本协议。

3. 职责

3.1 董事的正常工作地为中国，或公司随时决定的其它地点。公司保留权利要求董事为配合公司需要前往香港及中国地区以外任何地方公干。

3.2 董事现向公司承诺，在受雇期间他：

(1) 将会直接对董事会负责，并在董事会要求时，向董事会提供公司事务的有关资料，且应始终服从董事会合理合法的决定，并以董事身份履行及行使董事会不时委派或授予之责任及权力；

(2) 将会忠诚勤勉地履行和董事会不时就公司业务对董事作出的合理指派或授予的职责和权力；

(3) 将会遵守公司股东大会不时就有关董事会和董事所制定的各项规章制度；

(4) 遵从及依照董事会不时给予或作出的合法指示或指令，并忠诚及勤勉地服务公司和尽力促进其业务和利益，尽责地策划企业发

展、项目投资以及企业融资事务；

(5) 完全及勤勉地对公司业务及利益投入他的时间、精力及技能，并于日常业务时间及公司合理要求的其它时间内亲自处理事务，除非他因病或意外而丧失工作能力；惟在该等情况下，他须立即通知公司之公司秘书该等导致他丧失工作能力事项，并按董事会要求提供证明；

(6) 遵守公司董事会要求或以公司业务的需要为前题，在香港或世界任何国家或地区履行及行使此合约授予的权力及职责；

(7) 尽快及全面地通知董事会他处理公司或公司业务或事务的情况（如被要求须提供书面通知），并按董事会要求提供有关解释或详细说明；

(8) 将在一般营业时间内任何时候和公司合理要求的其它时候亲自处理公司事务(因疾病或意外而丧失行为能力者则除外；在该等情况下，董事应立即将丧失行为能力情况书面通知董事会秘书，并应提供董事会可能需要的丧失行为能力的证明)，尽全力充分发挥其所长，发展和推进公司的业务，提高公司的经济效益和维护公司之利益，并正当、忠诚、有效地履行其职责；

(9) 将在公司随时合理要求时，前往其它地方办事，惟公司会合理地给予提前通知；

(10) 将遵守及依从以下不时修订、补充或修正的：

 (a) 章程；

 (b) 各项有关及适用的中国法律及法规包括(但不限于)公司法及特别规定；

 (c) 在公司于交易所上市后各项有关及适用的香港法律及法规，包括：

  (i) 上市规则(包括第十三章载明的《持续责任》、附录十载明的《上市公司董事进行证券交易的标准守则》和附录十四载明的《企业管治常规守则》)；

  (ii) 《证券及期货条例》(香港法律第571章)；

  (iii) 香港证券及期货事务监察委员会所发的《收购、合并及股份购回守则》，以及公司不时生效的有关买卖公司或其子公司股份或其它证券的各项规章；及

(iv) 其它不时适用有关证券的条例或规则。

(11) 将在行使其权力或履行义务时，以一个合理谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为；

(12) 将在行使公司赋予他的权力时须遵守诚信义务，不可置身于自身的利益和承担的义务可能发生冲突的处境，此原则包括(但不限于)执行下列的义务：

(a) 履行章程第十四章所载明的义务；

(b) 须按赋予权力时原定目的行使权力；及

(c) 不得利用其在公司的地位及权力为自己谋私利。

3.3 公司可在本协议规定的董事任期内任何时候暂停董事履行职责，或禁止其进入公司任何成员之场所而无需解释原因。

3.4 董事同意，经公司合理要求，董事应：

(1) 就公司任何一家子公司履行其职务所负有的职责(即第 3.2 条所述的职责)；

(2) 担任任何该等子公司的董事、高级管理人员或雇员；及/或

(3) 执行该等任命所有关的职责，如同董事是按本协议规定代表公司履行该等职责。

3.5 董事应始终及时充分通知(或按要求书面通知)董事会其从事公司业务的情况，并按董事会要求作出有关的解释。

3.6 董事同意公司享有章程规定的补偿安排，并同意本协议及董事职位不得转让。

3.7 董事并作为全体股东的代理人，向公司保证服从并遵守章程规定其对股东所负的义务。

4. 报酬及福利

4.1 董事受雇期间，董事愿意按本协议的规定无偿为公司提供服务、并履行作为公司董事的职责。

4.2 若董事同时担任公司高级管理人员，则董事应有权享用作为公司高级管理人员应享有的一切薪酬、津贴及利益。

4.3 董事根据公司有关规章可享有公司的股份增值权。对于董事享有的医疗保险等其它福利待遇参照国家有关法规及公司的内部规章执行。

5. 费用

5.1 在本协议期内，董事履行本协议规定职责时或因执行与公司营运有关的事项而正当发生的各项必要的合理费用(包括商务应酬费、差旅费、食宿费和其它实际开支)，公司可要求董事提供有关收据和凭证。对于董事因为公司提供其在本协议项下的服务或因为执行与公司营运有关事项而作出的任何合理必要额外费用，经该董事出示有关的收据及/或有效凭据后，公司将予以发还。

5.2 公司亦可在事前向董事提供款项，让董事用以支付前述的各种必要开支，惟董事必须在使用该款项后尽快或按公司的要求定时向公司出具有效的开支凭据，以抵销该款项。

6. 节假日

6.1 董事在受聘期间，董事有权在每个公历年度内享有 14 天的有薪假期（不包括公众假期及病假），在受聘的首个和最后一个公历年度内，有薪假期日数应据此按比例分配。请假通知最低限度应在放假前一(1)个月提交董事会秘书。而休假时间则须为董事会认为能配合公司业务需要之时间，并须得到董事会预先批准。

6.2 如果董事在任何一个公历年内因故没有享用当年的全部假期，不应就此向公司作出任何要求；除非公司单独认为未有休假的原因是公司业务繁多或紧急，则他有权将该年未享用的假期，留到下一个公历年享用。

7. 保密资料

7.1 董事在任期内或其后任何时候，对其在任期内可能知悉有关公司或任何子公司的业务或财务或其任何买卖、交易或事务的任何商业秘密或机密或私有的资料(其中包括但不限于(i)有关公司或任何子公司内部事务的资料；(ii)有关公司或任何子公司进行或使用的，或其任期内发现或作出的

工艺或发明的资料；(iii)公司或任何子公司因之向第三者负有保密义务的资料)不应：

(a) 向任何人士或任何单位或任何公司(有权知情的公司高级管理人员或因法律要求除外)披露或传达；或

(b) 因私或因非公司的任何目的使用；或

(c) 因疏忽或未经查证，致使擅自披露。

7.2 上述第 7.1 条限制对(非因董事违约)就公众无需花费重大劳务、技术或金钱代价即可普遍接触的资料或消息并不适用。董事因履行其在本协议项下的义务而有必要向公司有关雇员及公司聘用的专业人员披露的秘密资料或获董事会授权或由有适当管辖权的法庭出指令予以披露的秘密资料则不在此限。

7.3 当董事于本协议下的受聘被终止时及／或（如公司要求）在公司所要求的任何时间，董事须立即将他于受聘期间独自或联同其它人士所制作、编制、获取、占有、保留或控制的或接获的有关公司或子公司的业务、财政或事务之一切文件（包括但不限于函件、客户名单和所有其它经纪人的名单、笔记、备忘录、图则、草图、磁带、计算机磁盘、其它任何性质之档案和文件、以及该等档案和文件之副本及其摘要）、模型或样品交回公司或公司的指定人士，董事无权亦不得保留该等文件、模型或样品的副本。为避免产生疑虑，现声明上述文件、模型及样本之产权与知识产权在任何时间均属于公司所拥有。

7.4 董事同意在履行其在本协议项下的服务期间所形成、开发、创造、制作的各种知识产权均为公司独自享有，惟董事于其工作时间以外不利用属于公司的财物或资源所形成、开发、创造、制作的各种知识产权则除外。

8. <u>禁止游说</u>

8.1 董事保证在其受公司雇用期间或(以任何理由)终止受雇于公司后十二(12)个月内不在中国或公司所进行业务交易的任何其它地方亲自或经代理人：

(a) 游说或力图诱使下述人员或实体脱离公司或任何子公司：

(i) 上述终止日或终止日前十二(12)个月内系公司或任何子公司之客户或供货商或潜在顾客或供货商或习惯上与公司交易的，并系董事受雇期间与之有接触或获悉或获知的人士、商号、公司或其它组织；或

(ii) 董事代表公司或任何子公司与进行定期、大量或连续交易的人士、商号、公司或其它组织；或

(iii) 公司或任何子公司的雇员、董事、顾问或咨询人；

(b) 雇用或聘请公司或任何子公司的雇员、顾问、咨询人或与公司或任何子公司订有服务合同的人士，或使用其等的服务。

9. 禁止竞争

9.1 未经股东大会事先同意，董事受雇期间，不得直接或间接受雇于或介入任何其它企业活动。亦不得在其它企业拥有任何经济利益，只要股东大会合理地认为：

(a) 这种企业与公司的业务相竞争或有竞争的倾向；或

(b) 与这企业交往有损公司的声誉；或

(c) 受雇于这种企业会削弱董事充分和正当履行本协议规定之职责。

9.2 未经股东大会事先同意，董事(无论因任何原因)终止受公司雇用后十二(12)个月内，不得亲自或经代理人进行与公司或任何子公司的业务有直接竞争的任何业务(不论种类)或与该等业务有利害关系(作股票交易所上市的任何公司不超过百分之五的已发行股票或债券的持股人则除外)或以董事、技术人员或顾问其它任何身份直接或间接受雇于或介入与公司或任何子公司的业务直接竞争的对手企业(不论种类)。但是，如果董事的职责或工作仅与以下任一项有关，上述限制并不妨碍执行董事受雇于或介入任何企业：

(a) 公司或任何子公司并无进行任何业务交易的中国以外地理区域；或

(b) 与董事受公司或任何子公司雇用期间并未实质地介入的服务或活动相同类的服务或活动。

9.3 未经股东大会事先同意，受聘期间内任何时间及受聘期间完结后十二（12）个月内，董事不得在公司经营业务的国家或地区独自或共同地经营或受聘于一些与公司竞争的业务，或直接或间接地拥有该等业务的利益或参与该等业务（无论是否作为股东、董事、雇员、合伙人、代理人或其它，但不包括持有任何于认可证券交易所上市的公司不超过百分之五的已发行股份或债券），但本条款仅适用于董事在受聘期间曾经亲自参与或负责的产品或服务。

9.4 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人士或法人团体或非法人团体直接或间接招揽在受聘期间的公司之顾客或供货商或潜在顾客或供货商之人士、法人团体或非法人团体，或怂恿他们离开公司，但本条款仅适用于董事在受聘期间曾经亲自与他们有接触或交易，或获悉或获知的该等顾客、供货商或潜在顾客或供货商。

9.5 受聘期间及受聘期间完结后十二（12）个月内，董事不得自行或联同或代表其它人或法人团体或非法人团体直接或间接招揽或聘用或以任何方式委任在受聘期间的公司之雇员或未来雇员，或怂恿他们（而董事在受聘期间曾与该等人士接触）离开公司。

9.6 董事不应在任期终止后的任何时候或为了任何目的，将与公司的中、英文名称类似的任何名称，与其本身或任何其它名称一起使用，以致被视为与公司或曾与公司的业务有关，或以任何方式自称曾有该等关系。

10. <u>限制的效力</u>

虽然双方认为本协议规定的限制在各种情况下均属合理，但双方仍同意，如果对保障公司的保密资料和其它合法投资利益而言，这种限制在整体上被认定超越了合理的范围且无法加以执行，但一旦其任何一部分或多部分被删去后即会被认定系合理及可以执行的，则这种限制应予适用，如同该一部分或多部分已被删去。

11. <u>终止受雇</u>

11.1 出现下述情况，公司有权给予书面通知，即时终止董事之聘用，公司毋须向董事作出任何通知或赔偿。于终止聘用后，董事将无权支取任何与该年服务有关之花红或款项(不包括到期应付之实际薪酬)，或以任何理由就终止合约索取任何补偿或赔偿：

(a) 根据交易所或香港证券及期货事务监察委员会适用的法律或规则，董事丧失资格或被禁止担任董事或以董事身份行事或间接或直接按参予任何公司的推介、组建或管理或履行根据本协议受雇履行的职责或职能；或

(b) 董事于任何国家或地方被宣布破产或与其债权人达成任何协议或债务和解或作出类似安排；或

(c) 董事受雇期间犯有渎职或违约行为或严重、持续或实质地违反了其(不论是根据本协议，上市规则或其它规定)对公司或任何子公司所负之义务；或

(d) 董事因触犯刑法或任何有关操守或诚信之刑事罪行而被判刑；或

(e) 董事被董事会基于合理意见下判定他作出任何有碍公司利益之不当行为；或

(f) 董事精神失常未能处理本身事务；或

(g) 董事出现公司法第一百四十七条和第一百四十九条规定的不得担(兼)任公司董事的情况；或

(h) 董事被中国证监会根据《证券市场禁入暂行规定》第 4 条的规定被认定为市场禁入者。

11.2 任何连续十二(12)个月期间，董事因病、意外事故或其它原因丧失有效履行本协议规定职责的能力连续达三(3)个月或合计达九十(90)个工作日，则公司有权发出 1 个月书面通知终止本协议及董事之聘用。

11.3 董事不得以第 11.1 和 11.2 款规定的终止为由对公司提出请求，公司延迟或暂缓行使第 11.1 和 11.2 款规定的终止权并不构成放弃这一权利。

11.4 除第 11.1 和 11.2 款所述情况外，本协议生效日起，任何一方如想终止本协议，需提前 3 个月向对方发出书面通知。

11.5 倘若董事停止担任公司董事，本协议规定的任命应自动终止。倘若停止担任董事的情况系由任何一方的行为或疏忽所致，并未经另一方同意、协助或参予，则这种行为或疏忽应视作对本协议的违约，而本协议规定的终止应不妨碍对这种违约提出损害赔偿的请求。

11.6 根据第 11.1 和 11.2 条董事根据本协议规定所获之任命不论以任何方式终止时：

(a) 经公司要求，董事应立即书面辞去公司或任何子公司的董事职务或在公司或任何子公司担任的其它职务；及

(b) 其后任何时候除非被委以公司的不同职务，董事不得再自称与公司或任何子公司有关。

11.7 董事根据本协议规定所获之任命终止并不妨碍终止当时所累积的任何权利；亦不妨碍第 7 至 10 条的效力(所有该等条款应继续有效)。

11.8 因公司延误或未行使本协议下权利而终止本协议，并不构成公司放弃行使该等权利。

12. 收购

如发生国务院证券委员会和国家经济体制改革委员会于 1994 年 8 月 27 日颁布的《到境外上市公司章程必备条款》第一百二十九条第一款定义的收购，并在股东大会批准的前提下，董事有权对就其在本协议项下聘用期限中未届满期间，获取因该次收购而失去职位或退休而发放的补偿。

13. 通知

一方根据本协议规定所作出的通知或其它通讯应采用书面形式并以中文书写，并可经专人或挂号邮务发至另一方以下规定的地址或传真至另一方以下规定的传真号码，通知被视为已有效作出的日期应按以下规定确定：

(a) 经专人交付的通知应在专人交付之日被视为有效作出。

(b) 以挂号邮务寄送的通知应在付邮(以邮戳日期为准)后第七(7)天(若最后一天是星期日或法定节假日则顺延至下一个工作日)被视为有效作出。

(c) 以传真形式发出的通知应视作于传真完毕的时间作出。惟发件人应出示传真机就其所发出的文件而印刷的报告以证明有关文件已经完满地传给对方。

双方通讯地址及传真号码如下：

公司：	上海锦江国际酒店（集团）股份有限公司 上海市广东路 51 号 6 楼
收件人：	公司秘书
传真号码：	(86 21) 6321 7836
董事：	徐祖荣 上海市青溪路 601 弄 21 号 201 室
传真号码：	(86 21) 6321 7720

若一方更改其通信地址或传真号码，应按本条规定给予另一方书面通知。

14. 其它规定

14.1 董事承认并保证，除本协议明确规定者外，公司与董事先前未就本协议所载明的事项作出任何书面、口头或暗示的协议或安排，而董事签订本协议并未有赖本协议未有规定的任何声明。

14.2 如果本协议任何条款在任何时候在任何方面是或成为不合法、无效或不能执行，则本协议其余条款的合法性、有效性和可执行性不应受其影响或损害。

14.3 尽管双方或其授权代表只于首页所载明的日期签署本协议，但本协议的生效日追溯至2006年11月19日。

14.4 如有需要的话，双方可于本协议的不同复本上签署本协议。当复本被签署后，每一份复本将被视为本协议的原稿而所有复本将共同构成同一份协议并（不论复本是于哪一天签署的）应被视为于本协议首页所载明的日期签署。

14.5 受聘期间，董事不得索取或接受或容许他的家人索取或接受第三者因他受聘于公司关系而提供或给予他之礼物、利益或任何好处。

14.6 公司未行使或延迟行使其在本协议项下的权利、权力或特权并不构成放弃这些权利、权力和特权。

14.7 本协议是关于董事亲身提供服务的协议，因此，董事在本协议中的各项权利、利益、义务、责任等均不得转让、让与、或委托予任何第三方（董事书面委托公司其它董事代为出席公司董事会则不在此限）。

15. 修订

15.1 本协议的修订仅可以书面协议作出，经双方签字并须经公司采取适当的法人行动批准。

15.2 非经公司及董事书面同意，本协议任何一方均不得增添、删减、或修改本协议任何条款。

15.3 如双方同意调整于本协议下应支付予董事之报酬或假期，该调整将不会构成一份新的合约，而董事之聘用将继续受制于本协议条款但加上前述调整，惟受制于双方之书面相反协议。

15.4 董事应遵守公司根据中国法律法规制定的各种规章制度，公司有权修改补充上述规章制度，并以此为依据对董事进行奖惩。

16. 章程

本协议条款如与章程有不附之处，概以章程为准。

17. 协议版本

17.1 本协议以中文书写。

17.2 本协议一式两份，公司及董事双方签字、盖章后各持一份，各份协议具有同等效力。

18. 管辖法律

18.1 本协议的构成、效力、解释、履行、修订和终止应受已颁布的中国法律管辖。

18.2 有关本协议的所有争议，公司及董事应通过友好协商解决；协商不成时，应当提交有管辖权的劳动争议仲裁委员会仲裁，任何一方对仲裁不服的，可以向有管辖权的人民法院起诉。

18.3 本协议之未尽事宜就依照中国有关法律法规和地方规定办理。

本协议于首端所述日期由各方签订以兹证明。

由陈文君代表)
)
上海锦江国际酒店（集团）股份有限公司)
)
签署)
)
见证人：)

ANTHONY PAUL JACOBSEN
Solicitor
Baker & McKenzie
Hong Kong SAR

由徐祖荣签署)
)
见证人：)
)
)
)
)
)

Service Agreement for Executive Director

Between

Shanghai Jin Jiang International Hotels (Group) Company Limited

And

Xu Zurong

22 November 2006

Baker & McKenzie
14th Floor, Hutchison House, 10 Harcourt Road, Central,
Hong Kong SAR

Table of Contents

The two parties hereunder entered into this Agreement on 22 November 2006:

(1) **Shanghai Jin Jiang International Hotels (Group) Company Limited**, a joint stock company established and existing in accordance with the laws of the People's Republic of China (hereinafter referred to as the "PRC") with limited liability, with its legal registered address at Room 316-318, No. 24 Yang Xin Dong Road, Shanghai, China (hereinafter referred to as the "Company"); and

(2) **Xu Zurong**, a natural person of Chinese nationality (Resident Identity Card no.: 310105195506212039), residing at Room 201, No. 21, Lane 601, Qingxi Road, Shanghai, PRC (hereinafter referred to as the "Director").

The two parties to this Agreement hereby agreed as follows:

1. **<u>Definition and interpretation</u>**

1.1 Definition

In this Agreement, unless otherwise specified in the context, the following expressions should have the following meanings:

"Board"		refers to the board of directors of the Company;
"Articles of Association"		refers to the articles of association of the Company currently in force and all amendments (if any) to the articles of association made during the validity period of this Agreement;
"Listing Rules"		refers to the Rules Governing the Listing of Securities on the Stock Exchange;
"Company Law"		refers to the "Company Law of the People's Republic of China" adopted by the National People's Congress of PRC on 29 December 1993 and implemented on 1 July 1994, and its amendments;
"RMB"		refers to the legal currency of PRC in yuans;
"Special Regulations"		refers to the "Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Companies" promulgated by the State Council on 4 August 1994;

"Month"		refers to the calendar month;
"Stock Exchange"		refers to The Stock Exchange of Hong Kong Limited;
"Subsidiaries"		refer to other companies that become the Company's subsidiaries (as defined in the Listing Rules) or subsidiaries (as defined in Section 14(2) of the Company Law) from time to time;
"Hong Kong"		refers to the Hong Kong Special Administrative Region of the People's Republic of China; and
"PRC"		refers to the People's Republic of China.

1.2 Interpretation

Unless otherwise provided in this Agreement, in this Agreement:

(a) A party refers to a party to this Agreement;

(b) Article or Clause refer to an article or a clause of this Agreement;

(c) This Agreement is interpreted as this Agreement that may be extended, amended, modified or supplemented from time to time;

(d) A regulation refers to such regulation as is amended, supplemented or otherwise modified from time to time; and

(e) All headings are for the purpose of easy reference, and shall not be construed as an interpretation of this Agreement.

2. **Term of employment**

In accordance with the terms and conditions of this Agreement, the Company hereby agrees to employ the Director as an executive director of the Board of the Company, and the Director hereby agrees to serve as an executive director of the Company. Unless otherwise provided in Article 12, the Company employs the Director as an executive director of the Company from 19 November 2006 to the conclusion of the general meeting to be convened in 2009, which is renewable upon re-election at the expiration of term with the mutual consent. If the Director is re-elected, this Agreement will remain in force, until this Agreement is terminated by either party by giving a written notice of not less than three months to the other party or in accordance with the provisions of Article 11.

3. Duties

3.1 The normal working place of the Director is in China, or such place as the Company shall decide from time to time. The Company reserves the right to require the Director to work at any other places other than Hong Kong and China to meet the needs of the Company.

3.2 The Director hereby undertakes to the Company that, during the period of his employment, he:

(1) will be directly accountable to the Board, provide information relating to Company's matters when so required by the Board, obey the reasonable and lawful decisions made by the Board, and perform and exercise in the capacity of a director such responsibilities and powers as may be delegated or granted by the Board;

(2) will honestly and diligently perform such duties and powers as may be delegated or granted reasonably to the Director by the Board with respect to the operations of the Company;

(3) will comply with all the rules and regulations formulated from time to time by the general meetings with respect to the Board and the Director.;

(4) will follow and adhere to the lawful instructions or orders given or made from time to time by the Board, honestly and diligently serve the Company and promote its operations and interests to the best of his endeavour, and fulfil his duty to plan corporate development, project investment and corporate financing matters;

(5) will fully and diligently devote his time, energy and skill for the Company's operations and interests, and handle business in person during normal working hours and other time as may be reasonably required by the Company, unless he is incapable of doing so due to illness or accident; in such circumstances, he shall inform the company secretary of the Company immediately of the matters leading to his loss of working capability, and provide evidence at the request of the Board;

(6) will perform and exercise the powers and duties delegated to him under this Agreement in Hong Kong or any country or region in the world, subject to the requirements of the Board or the business needs of the Company;

(7) will keep the Board of Directors fully informed of his dealings with the Company's business or affairs as soon as possible (to provide a written notice if so required), and provide relevant explanation or detailed description according to the requirements of the Board;

(8) will at any time during normal business hours and at other times as shall be reasonably required by the Company, deal with the Company's affairs in person (save for his loss of capacity due to illness or accident). In such circumstances, the Director shall immediately inform the Secretary to the Board in writing of the conditions for his losing such capacity, and provide such evidence for the loss of capacity to act as may be required by the Board, try his best to capitalise his ability to the full, develop and promote the Company's operations, raise the Company's economic efficiency and safeguard its interests, and perform his duties properly, honestly and effectively;

(9) when reasonably required by the Company at any time, will work at other places, provided that the Company shall give a notice reasonably in advance;

(10) will observe and comply with the following as may be modified, supplemented or amended from time to time:

(a) the Articles of Association;

(b) the relevant applicable laws and regulations of the PRC including (but not limited to) the Company Law and the Special Regulations;

(c) the relevant applicable laws and regulations of Hong Kong subsequent to the listing of the Company on the Stock Exchange, including:

(i) the Listing Rules (including the "Continuing Obligation" in Chapter 13, the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 and the "Code for Corporate Governance" in Appendix 14);

(ii) the "Securities and Futures Ordinance" (Chapter 571 of the Laws of Hong Kong);

(iii) the "Codes on Takeovers and Mergers and Share Repurchases" issued by the Securities and Futures Commission in Hong Kong, as well as the Company's regulations and rules regarding

the purchases and sales of stock and other securities of the Company and its Subsidiaries that come into effect from time to time; and

(iv) other rules and regulations applicable to relevant securities from time to time.

(11) in exercising his powers or performing his obligations, will do what he ought to do with such prudence, diligence and skill as a reasonable and prudent person should have under similar conditions;

(12) in exercising the powers granted to him by the Company, will adhere to the obligation of honesty, and not put himself in such a position that his interests may possibly conflict with the obligations assumed by him. Such principle includes (but not limited to) the performance of the following obligations:

(a) perform the obligations as stated in Chapter 14 of the Articles of Association;

(b) exercise his powers for the purposes originally defined when such powers are granted; and

(c) not to use his position and power in the company to seek his private interests.

3.3 The Company may, at any time during the tenure of the Director as provided in this Agreement, suspend his performance of duties or prohibit him from entering the premises of any members of the Company without giving reasons.

3.4 The Director hereby agrees that, when reasonably required by the Company, the Director shall:

(1) perform the duties of his position in any one of the Company's subsidiaries (namely the duties stated in Article 3.2);

(2) serve as director, senior management officer or employee of any such Subsidiaries companies; and/or

(3) perform the duties related to such appointment, as if the Director performed such duties on behalf of the Company according to the provisions of this Agreement.

3.5 The Director shall keep the Board informed (or by written notice when

so required) timely and fully on the conditions of his engagement with the Company's operations, and make relevant explanations according to the requirements of the Board.

3.6 The Director hereby agrees that the Company shall enjoy the compensation arrangement as provided in the Articles of Association, and that this Agreement and the office of the Director cannot be transferred.

3.7 The Director, as an agent for all shareholders, warrants to the Company that he will observe and follow the duties which he assumes to shareholders according to the provisions of the Articles of Association.

4. Remuneration and benefits

4.1 During the period of his employment, the Director hereby agrees to serve the Company and perform his duties the functions as a Director of the Company in accordance with the Agreement without any remuneration from the Company

4.2 If the Director concurrently holds the position of senior management personnel of the Company, the Director is entitled to all remuneration, allowance and benefits as enjoyed by senior management personnel of the Company.

4.3 The Director shall enjoy share appreciation rights pursuant to the relevant regulations of the company. The Director's other welfares like medical insurance will be granted to him with reference to relevant regulations of the state and internal regulations of the Company

5. Expenses

5.1 For all necessary and reasonable expenses incurred by the Director in the performance of his duties specified in this Agreement or his handling of matters concerning the Company's operations during the period of this Agreement (including business entertaining expenses, travelling expenses, food and lodging expenses, as well as other actual expenditure), the Company may request the Director to provide relevant receipts and vouchers. Any necessary and reasonable additional expenses incurred by the Director in the provision of his services under this Agreement or his handling of matters concerning the Company's operations, will be reimbursed by the Company after the Director has shown the relevant receipts and/or valid vouchers.

5.2 The Company may also provide funds to the Director beforehand so that he may pay such necessary expenses as mentioned above, provided that the Director shall submit valid expenses vouchers as soon as possible or at regularly intervals as required by the Company for offset against that fund.

6. Holidays

6.1 During the period of his employment, the Director shall be entitled to have 14 days of paid leave in each calendar year (exclusive of public holidays and sick leave). For the first and the final calendar years of employment, the number of paid holidays shall be calculated on a pro rata basis. The holiday notice shall be submitted to the Secretary to the Board at least one (1) month before the holiday. The timing of the holiday shall be such as is deemed by the Board to be most suitable for the business requirements of the Company, and is subject to the prior approval of the Board.

6.2 If for any reason, the Director does not use up his annual holidays in any one calendar year, he should not make any request thereon to the Company. He will only be entitled to carry forward the holidays not used for the year to the next calendar year if in the sole opinion of the Company that it was caused by its busy or urgent business.

7. Confidential information

7.1 During his tenure or at any time thereafter, the Director shall not:

(a) disclose or pass to anybody or any unit or any company (except the Company's senior management personnel which are entitled thereto, and when so required by the law); or

(b) use for private purposes or for any purpose other than for the Company; or

(c) disclose by himself on account of negligence or without verification,

any commercial secrets or confidential or private information relating to business, finance or any deals, transactions or matters of the Company or any of its Subsidiaries that may come to his knowledge during his tenure (including but not limited to (i) information related the internal matters of the Company or any Subsidiaries; (ii) information about the technology or inventions conducted or used, or discovered or made by the Company or any Subsidiaries during his

tenure; (iii) information on which the Company or any Subsidiaries shall bear the obligation of confidentiality to any third party).

7.2 The restrictions stated in Article 7.1 does not apply to such information or message that may be generally available to the public without much cost in labour, technology or money on the part of the public (not on account of breach of contract on the part of the Director). The confidential information disclosed by the Director to relevant employees of the Company or professionals appointed by it in the performance of his obligation under this Agreement or the confidential information disclosed with the authority of the Board or ordered by courts with due jurisdiction is not subject to this restriction.

7.3 Upon termination of the employment of the Director under this Agreement, and/or (if required by the Company) at any time as required by the Company, the Director shall immediately return all the documents (including but not limited to, letters, clients' lists and all the other agents' lists, notes, memorandums, plans, drafts, magnetic tapes, computer disks, files and documents of any other nature, as well as duplicates and abstracts of such files and documents), models or samples concerning business, finance or other matters related to the Company or any Subsidiaries that have been made, formulated, obtained, occupied, kept, controlled or received by himself singly or jointly with others during the period of his employment to the Company or persons specified by the Company. The Director is not entitled to and shall not keep the duplicates of such documents, models or samples. For avoidance of doubt, it is hereby declared that the intellectual property rights of the above-mentioned documents, models and samples belong to the Company at any time.

7.4 The Director hereby agrees that all intellectual property rights that are formed, developed, created or made during his performance of the period of service under this Agreement belong to the Company exclusively, save for those intellectual property rights that are not formed, developed, created or made through his use of the Company's properties or resources during his working hours.

8. Prohibition of solicitation

8.1 The Director hereby warrants that, during the period of his employment with the Company or within twelve (12) months subsequent to the termination of such employment (for whatever reasons), he will not do the following in the PRC or at any other place where the Company operates in person or through agents:

(a) To solicit or induce the following persons or entities to separate themselves from the Company or any of its Subsidiaries:

(i) Clients or suppliers, or potential clients or suppliers, or persons, firms, companies or other organizations which frequently dealt with the Company on the above-mentioned date of termination or within twelve (12) months prior to such date of termination, which the Director had contact with or learned of or knew about during the period of his employment; or

(ii) Persons, firms, companies or other organizations with which the Director has made regular, large, or continuous deals on behalf of the Company or any Subsidiaries; or

(iii) Employees, directors, advisers or consultants of the Company or any Subsidiaries;

(b) To employ or appoint employees, advisers, consultants or those who have service contracts with the Company or any Subsidiaries, or use the services provided by them.

9. Prohibition of competition

9.1 Without the prior consent of the general meetings, during his period of employment, the Director shall not directly or indirectly be employed by or involved in activities of any other enterprises, or have any other economic benefits in any other enterprises, provided that the general meetings reasonably considers that:

(a) such enterprises compete or tend to compete with the Company's business; or

(b) dealings with such enterprises may damage the Company's reputation; or

(c) employment with such enterprises may weaken the Director's adequate and proper performance of his duties under this Agreement.

9.2 Without the prior consent of the general meetings, within twelve (12) months subsequent to the termination of his employment with the Company (for whatever reasons), the Director shall not, in person or by agent, conduct any business (of whatever any nature) that competes directly with the business of the Company or any Subsidiaries, or have interests in such business (with the exception of those holding not more than 5% of the issued shares or bonds of any company listed on

the Stock Exchange), or, directly or indirectly as a director, technician, adviser or in any other capacity, be employed by or involved in a competing enterprise (of whatever any kind) that competes directly with the business of the Company or any Subsidiaries. However, if the Director's duties or work is only related to any one of the following, the above restrictions do not prevent the Executive Director from being employed by or involved in any enterprise:

(a) Geographical regions other than the PRC where the Company or any Subsidiaries do not conduct any business transaction; or

(b) Such type of services or activities as those in which the Director has not been actually involved during his employment by the Company or any Subsidiaries.

9.3 Without the prior consent of the general meetings, at any time during his period of employment or within twelve (12) months subsequent to the expiration of the period of employment, the Director shall not operate singly or jointly, or be employed by, businesses that compete with the Company in a country or region where the Company has operations, or directly or indirectly have the benefits of such business, or participate in such business (regardless of whether he is a shareholder, director, employee, partner, agent or other, with the exception of holding not more than 5% of the issued shares or bonds of any company listed at a recognized stock exchange. However, this clause shall apply only to those products or services that the Director was personally involved in or was responsible for during the period of his employment.

9.4 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit the persons, corporate bodies or unincorporated bodies of the Company's clients or suppliers or potential clients or suppliers during the period of his employment, or induce them to leave the Company. However, such clause shall apply only to those clients, suppliers, or potential clients or suppliers with which the Director had contact or dealt with in person or learned of or know about during the period of his employment.

9.5 During his period of employment or within twelve (12) months subsequent to the expiration of his period of employment, the Director shall not singly or jointly with others, or on behalf of other persons or corporate bodies or unincorporated bodies, directly or indirectly, solicit

or employ or otherwise appoint the Company's employees or potential employees during the period of his employment in any manner, or induce them (with whom the Director had contact during the period of his employment) to leave the Company.

9.6 The Director shall not, at any time subsequent to the expiration of his tenure or for any purpose, use any name similar to the Chinese and English names of the Company together with his own name or any other name in such a manner as will be deemed to be related to or have been related to the Company's business, or claim in any manner to have had such relationship.

10. Effects of restrictions

Although both parties consider that the restrictions provided in this Agreement are reasonable under all conditions, they agree that if, for the purposes of safeguarding the confidential information and other lawful investment benefits, such restrictions are considered to be beyond the scope of reasonableness as a whole and cannot be implemented, but they will be considered to be reasonable and enforceable once any part or such parts are deleted, then, such restrictions shall be applicable as if this part or these parts were deleted.

11. Termination of employment

11.1 In the following cases, the Company shall be entitled to give a written notice to terminate the employment of the Director immediately, without making any notice or compensation to the Director. Subsequent to the termination of his appointment, the Director shall not be entitled to receive any bonus or sum relating his service for that year (exclusive of the actual salary due and payable), or claim any compensation or damage on account of the termination of contract for any reason:

(a) Pursuant to the applicable laws or rules of the Stock Exchange or the Securities and Futures Commission in Hong Kong, the Director is disqualified in or prohibited from serving as a director or act in the capacity of a director, directly or indirectly participating in promotion, establishment or management of any company, or performing the functions or duties under this Agreement; or

(b) The Director is declared bankrupt in any countries or places or reaches any agreement or compromise or makes similar arrangements with its creditors; or

(c) During the period of his employment, the Director has dereliction of duty or breach of contract, or violates the obligations which he assumes for the Company or any Subsidiaries (irrespective in accordance with this Agreement, the Listing Rules or other requirements) seriously, continuously or actually; or

(d) The Director is found guilty of crimes or any criminal offences relating to integrity or honesty; or

(e) The Director is judged, based on the reasonable opinion of the Board, as having had improper actions against the Company's interests; or

(f) The Director is mentally out of order that he cannot handle his own affairs; or

(g) The Director is in such conditions that he cannot serve as (or work concurrently as) a director of the Company as provided in Sections 147 and 149 of the Company Law; or

(h) The Director is recognized as being prohibited from market access by the CSRC in accordance with the provisions of Article 4 of the "Provisional Regulations Regarding Prohibited Access to the Securities Market".

11.2 Where, during any successive twelve (12) months, the Director is incapable of performing the duties effectively provided in this Agreement due to illness, accidents or other reasons for three (3) successive months or for a total of ninety (90) working days, the Company shall be entitled to deliver a 1 month written notice to terminate this Agreement and the appointment of the Director.

11.3 The Director shall not raise a request to the Company for the reasons of the termination as provided in Clauses 11.1 and 11.2, and the Company's postponement or suspension in exercising its right of termination provided in Clauses 11.1 and 11.2 does not constitute a waiver of the right.

11.4 Save for the conditions stated in Clauses 11.1 and 11.2, if either party wishes to terminate this Agreement after the effective date of this Agreement, it shall be necessary to deliver a written notice to the other party 3 months in advance.

11.5 If the Director stops serving as the Company's director, the appointment as provided in this Agreement will be terminated automatically. Where such discontinuation is caused by actions or negligence of either party without the agreement, assistance or

participation of the other party, then such actions or negligence shall be deemed to be a breach of this Agreement, and the termination as provided in this Agreement shall not impede requests for damage compensation for such breach.

11.6 According to Clauses 11.1 and 11.2, where the appointment of the Director is terminated in accordance with this Agreement in whatever manners:

(a) When so required by the Company, the Director shall immediately resign in writing from the position of director of the Company or any Subsidiaries, or other positions he assumed in the Company or any Subsidiaries; and

(b) At any time thereafter, unless appointed to a different position in the Company, the Director shall not claim to be related to the Company or any Subsidiaries.

11.7 The termination of the appointment of the Director in accordance with this Agreement does not affect any right accumulated at the time of such termination, or the effects of Articles 7-10 (all such clauses will remain in effect).

11.8 Termination of this Agreement due to the company's postponement in or failure to exercising its rights under this Agreement does not constitute the Company's waiver to exercise such rights.

12. Takeover

In the event of a takeover as defined in Clause 1, Article 129 of the "Mandatory Provisions of the Articles of Association of Companies to be Listed Overseas" promulgated on 27 August 1994 by the Securities Commission of the State Council and the State Commission for Economic System Reform, subject to the approval of the general meetings, the Director shall be entitled to the compensation waived for loss of office or retirement for the unexpired period of his employment under this Agreement as a result of the takeover.

13. Notice

Notices or other correspondence made by either party according to the provisions of this Agreement shall be prepared in writing and written in Chinese, and may be delivered in person or by registered mail to the other party at the following addresses, or faxed to the other party at the following

fax numbers. The date on which a notice is deemed to have been effectively served shall be determined in the following ways:

(a) A notice delivered in person shall be deemed to be effectively served on the date of delivery.

(b) A notice sent by registered mail shall be deemed to be effectively served on the seventh (7) day after posting (depending on the date of postmark) (to be extended to the following working day if the last day falls on a Sunday or a statutory holiday).

(c) A notice sent by fax shall be deemed to be effectively served at the time when the fax is completed, provided that the sender shall show the sent report printed by the fax machine to prove that the relevant document has been transmitted to the other party satisfactorily.

Addresses and fax numbers of the two parties are as follows:

Company:	Shanghai Jin Jiang International Hotels (Group) Company Limited 6 Floor, No. 51 Guangdong Road, Shanghai, the PRC
Recipient:	Company Secretary
Fax number:	(86 21) 6321 7836
Director:	Xu Zurong Room 201, No. 21, Lane 601, Qingxi Road, Shanghai,
Fax Number:	(86 21) 6321 7720

If either party shall change his/its address or fax number, he/it shall notify the other party in accordance with this Article.

14. Other provisions

14.1 The Director hereby admits and undertakes that, unless explicitly provided in this Agreement, there has not been any written, oral or implied agreement or arrangement in advance between the Company and the Director in respect of the matters stated in this Agreement, and the Director does not rely on any representation not provided in this Agreement when executing this Agreement.

14.2 If any clause of this Agreement, at any time or in any respect, is or becomes unlawful, ineffective or unenforceable, then, the legality, validity and enforceability of the remaining clauses of this Agreement shall not be affected or imperilled by the above.

14.3 Although this Agreement was executed by the two parties or by their authorized representatives on the date stated on the first page, the

validity date of this Agreement has retrospective effect as from 19 November 2006.

14.4 When so required, both parties may sign different duplicates of this Agreement. When executed, each duplicate will be deemed to be an original of this Agreement, and all the duplicates will constitute the same agreement, and shall be deemed to be executed on the date stated on the first page (regardless of the dates on which the duplicates were signed).

14.5 During the period of his appointment, the Director shall not claim or accept, or allow his family members to claim or accept presents, benefits or other favours provided or granted by a third party on account of the Director's appointment by the Company.

14.6 The Company's failure to or postponement in exercising its rights, powers or privileges under this Agreement does not constitute a waiver on such rights, powers and privileges.

14.7 This is an agreement of services provided by the Director in person. Therefore, none of the rights, benefits, obligations or responsibilities of the Director under this Agreement may be transferred, assigned or entrusted to a third party (save for the written authorisation by a director to appoint other directors of the Company to attend the Board meeting of the Company on his behalf.

15. Amendments

15.1 Amendments to this Agreement can only be made by written agreements, subject to signatures by both parties and approval by the Company through proper actions of the legal person.

15.2 Without the written consent from the Company and the Director, either party to this Agreement shall not add, delete or amend any clause of this Agreement.

15.3 In the event that both parties agree to adjust the remuneration or holidays payable to the Director under this Agreement, such adjustment shall not constitute a new contract, and the appointment of the Director will continue to be subjected to the terms of this Agreement and the said adjustments provided that there is no written agreement to the contrary.

15.4 The Director shall observe all rules and regulations formulated by the Company in accordance with the laws and regulations of China. The Company is entitled to amend and supplement the above-mentioned

rules and regulations, and give rewards to or punishments against the Director on such basis.

16. **Articles of Association**

In the case of discrepancies between the terms of this Agreement and the Articles of Association, the latter shall prevail.

17. **Counterparts of this Agreement**

17.1 This Agreement is written in Chinese.

17.2 This Agreement is made in two counterparts, with the Company and the Director holding one each with signatures and official seals of both parties. Each of them shall be equally valid.

18. **Governing laws**

18.1 Composition, effect, interpretation, performance, amendments and termination of this Agreement shall be under jurisdiction of the PRC laws promulgated.

18.2 All disputes regarding this Agreement shall be settled through friendly consultation between the Company and the Director. If such consultation fails, they shall be submitted to the labour dispute arbitration committee having jurisdiction for arbitration. If either party has objections to the arbitration, it may bring a lawsuit to the people's court having jurisdiction.

18.3 Matters that are incomplete in this Agreement shall be handled in accordance with the relevant laws and regulations of the PRC as well as the local regulations.

This Agreement was executed by the parties on the date stated on the first page, in witness whereof.

Signed by its representative, Chen Wenjun

On behalf of **Shanghai Jin Jiang International Hotels (Group) Company Limited**

Witness:

Signed by Xu Zurong

Witness:

RECEIVED
2007 FEB -8 A 9:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


陈文君
董事

上海锦江国际酒店（集团）股份有限公司

(于中华人民共和国注册成立之股份有限公司)

章 程

二零零六年十一月十九日

公司第二次临时股东大会通过

目　录

章目　标题　　页次

上海锦江国际酒店（集团）股份有限公司

章　程

第一章　总　则

第1.1条　上海锦江国际酒店（集团）股份有限公司(以下简称"公司")系依照《中华人民共和国公司法》(以下简称《公司法》)、《国务院关于股份有限公司境外募集股份及上市的特别规定》(以下简称《特别规定》)和国家其他有关法律、行政法规成立的股份有限公司。　MP art.1

公司经上海市人民政府以《关于同意设立上海锦江国际酒店（集团）股份有限公司的批复》（沪府发改审[2005]第012号）批准，以发起方式设立，于2006年1月11日在上海市工商行政管理局注册登记，取得公司营业执照。公司的营业执照号码为：3100001003780。

公司的发起人为：锦江国际（集团）有限公司和上海市华亭（集团）有限公司。公司在首次发行境外上市外资股(定义见本章程第3.4条)前的股东为锦江国际（集团）有限公司与上海市华亭（集团）有限公司，其所持有的股份分别为国家股和国有法人股。

第1.2条　公司注册名称

中文名称：上海锦江国际酒店（集团）股份有限公司　MP art.2

英文名称：Shanghai Jin Jiang International Hotels (Group) Company Limited　MP art.3

第1.3条　公司住所：中华人民共和国上海市杨新东路24号316-318室

邮政编码：200122

电　话：8621-58300403

传　真：8621-50816260

第1.4条　公司的法定代表人是公司董事长。　MP art.4

第1.5条　公司为永久存续的股份有限公司，为独立法人，受中国法律、法规及其他有关规定的管辖和保护。　MP art.5

第1.6条 公司的全部资本分为等额股份，公司股东以其认购的股份为限对公司承担责任，公司以其全部财产对公司的债务承担责任。

第1.7条 本章程系依照《公司法》、《到境外上市公司章程必备条款》(以下简称"《必备条款》")和《关于到香港上市公司对公司章程作补充修改的意见的函》（以下简称"《补充修改意见的函》"）及中国其他有关法律、法规修定。除非《公司法》或有关法律、法规另有规定，根据《必备条款》要求列入本章程的条款不得修改或废除。

第1.8条 本章程经公司股东大会特别决议通过并经国家有关主管机关批准后，自其在工商行政管理机关登记之日起生效，并完全取代公司原来在工商行政管理机关登记之章程。 MP art.6

自本章程生效之日起，本章程即成为规范公司的组织与行为、公司与股东之间、股东与股东之间权利义务的，具有法律约束力的文件。

第1.9条 本章程对公司及其股东、董事、监事、首席执行官和其他高级管理人员均有约束力；前述人员均可以依据本章程提出与公司事宜有关的权利主张。 MP art.7

股东可以依据本章程起诉公司；公司可以依据本章程起诉股东；股东可以依据本章程起诉股东；股东可以依据本章程起诉公司的董事、监事、首席执行官和其他高级管理人员。

前款所称起诉，包括向法院提起诉讼或者向仲裁机构申请仲裁。

第1.10条 公司可以向其他有限责任公司、股份有限公司投资，并以该出资额为限对所投资公司承担责任。

第1.11条 本章程所称其他高级管理人员，是指公司的执行总裁、副总裁、财务负责人、董事会秘书和公司章程规定的其他人员。 MP art.8

第二章 经营宗旨和范围

第2.1条 公司的经营宗旨是：以经济效益为中心，以服务品质为生命，以酒店业为基础，拓展国内外多种经营领域，注重规模经营和连锁经营，发挥资产、品牌、人才、管理的优势，建成具有国内、国际市场核心竞争能力的跨国集团，并实现对股东的最大回报。 MP art.9

第2.2条 公司的经营范围为：企业投资管理，国内贸易，自有办公楼、公寓租赁，技术培训及相关项目的咨询（上述经营范围涉及许可经营的凭许可证经营）。 MP art.10

公司的经营范围以经工商行政管理机关核准的经营范围为准。公司根据市场情况的变化、公司自身业务需要，经审批机关批准，可适时调整经营范围和经营方式，并在国内外设立分支机构。

第三章　股份和注册资本

第3.1条　公司在任何时候均设置普通股；公司根据需要，经国务院授权的公司审批部门批准，可以设置其他种类的股份。　MP art.11

第3.2条　公司发行的股票，均为有面值股票，每股面值人民币一元。　MP art.12

第3.3条　经国务院证券主管机构批准，公司可以向境内投资人和境外投资人发行股票。　MP art.13

前款所称境外投资人是指认购公司发行股份的外国和香港、澳门、台湾地区的投资人；境内投资人是指认购公司发行股份的，除前述地区以外的中华人民共和国境内的投资人。

第3.4条　公司向境内投资人发行的以人民币认购的股份，称为内资股。公司向境外投资人发行的以外币认购的股份，称为外资股。外资股在境外上市的，称为境外上市外资股。　MP art.14

公司发行的在香港上市的境外上市外资股，简称为 H 股。H 股指经批准在香港联合交易所有限公司（简称"香港联交所"）上市，以人民币标明股票面值，以港币认购和进行交易的股票。H 股亦可以以美国存托证券的形式在美国境内的交易所上市。

经国务院证券监督管理机构批准，公司内资股股东可将其持有的股份转让给境外投资人，并在境外上市交易。所转让的股份在境外证券交易所上市交易，应当遵守境外证券市场的监管程序、规定和要求。所转让的股份在境外证券交易所上市交易的情形，不需要召开类别股东会表决。

前款所称外币，系指国家外汇主管部门认可的、可以用来向公司缴付股款的、人民币以外的其他国家或者地区的法定货币。

第3.5条　经国务院授权的公司审批部门批准，在全部行使 15%的超额配售选择权的情况下，公司可以发行的普通股总数为 456,500 万股，成立时向发起人发行 330,000 万股，占公司可发行的普通股总数的 72.29%。公司成立后发行普通股至少为 110,000 万股，至多为 126,500 万股（其中包括 15%的超额配售选择权），均为境外上市外资股（H 股），占公司可发行的普通股总数的比例至少为 25%，至多为 27.71%。　MP art.15

第3.6条　公司系经上海市人民政府批准，由锦江国际（集团）有限公司和上海市华亭（集团）有限公司共同作为发起人，以发起设立的方式，将原上海锦江国际酒店（集团）有限公司变更设立为股份有限公司。　MP art.16 App 3 9

公司成立时的股本结构为：普通股330,000万股，其中发起人锦江国际（集团）有限公司持有313,500万股，占公司股份总额的95%；发起人上海华亭（集团）有限公司持有16,500万股，占公司股份总额的5%。经依法设立的验资机构验资并出具证明，截至2005年12月22日，公司发起人已缴纳其全部出资。

公司首次公开发行不超过126,500万股新股（包括超额配售部分的16,500万股）。公司国有股股东锦江国际（集团）有限公司和上海华亭（集团）有限公司将按照本次实际发行新股10%计算的不超过12,650万股国有股划转给全国社会保障基金理事会持有并在本次发行新股时转为境外上市外资股。

若超额配售选择权全部获得行使，公司首次公开发行境外上市外资股及国有股减持，并在香港联合交易所有限公司主板上市后的股本结构为：普通股456,500万股，其中：内资股317,350万股，均为发起人股；境外上市外资股139,150万股（含全国社会保障基金理事会持有的12,650万股）。

若未行使超额配售选择权，公司首次公开发行境外上市外资股及国有股减持，并在香港联合交易所有限公司主板上市后的股本结构为：普通股440,000万股，其中：内资股319,000万股，均为发起人股；境外上市外资股121,000万股（含全国社会保障基金理事会持有的11,000万股）。

上述每一次注册资本的变更，公司将根据注册会计师出具的验资报告确定公司注册资本的实际数额，并在上海市工商行政管理局作注册资本的相应变更登记，同时报国务院授权的公司审批部门和国务院证券主管机构备案。

第3.7条　经国务院证券主管机构批准的公司发行境外上市外资股和内资股的计划，公司董事会可以作出分别发行的实施安排。　MP art.17

公司依照前款规定分别发行境外上市外资股和内资股的计划，可以自中国证券监督管理委员会批准之日起15个月内分别实施。

第3.8条　公司在发行计划确定的股份总数内，分别发行境外上市外资股和内资股的，应当分别一次募足；有特殊情况不能一次募足的，经中国证券监督管理委员会批准，也可以分次发行。　MP art.18

MP art.19

第3.9条 公司在前述第3.6条所述境外上市外资股发行完成后，注册资本将增加为人民币440,000万元，若行使全部超额配售权，则为人民币456,500万元。

第3.10条 公司根据经营和发展的需要，可以按照本章程的有关规定批准增加资本。 MP art.20

公司增加资本可以采取下列方式：

(一)向非特定投资人募集新股；

(二)向现有股东配售新股；

(三)向现有股东派送新股；

(四)法律、行政法规许可的其他方式。

公司增资发行新股，按照本章程的规定批准后，根据国家有关法律、行政法规规定的程序办理。

第3.11条 除法律、行政法规或香港联交所另有规定外，缴足股本的公司股份可以自由转让，并不附带任何留置权。 MP art.21 App 3 1(2)

第四章 减资和购回股份

第4.1条 根据本章程的规定，公司可以减少其注册资本。 MP art.22

第4.2条 公司减少注册资本时，必须编制资产负债表及财产清单。 MP art.23

公司应当自作出减少注册资本决议之日起10日内通知债权人，并于30日内在报纸上公告。债权人自接到通知书之日起30日内，未接到通知书的自公告之日起45日内，有权要求公司清偿债务或者提供相应的担保。

公司减少资本后的注册资本，不得低于法定的最低限额。

第4.3条 公司在下列情况下，可以经本章程规定的程序通过，报国家有关主管机构批准，购回其发行在外的股份： MP art.24

(一) 为减少公司资本而注销股份；

(二) 与持有本公司股票的其他公司合并；

(三) 将股份奖励给本公司职工；

(四) 股东因对股东大会作出的公司合并、分立决议持异议，要求公司收购其股份；

(五)法律、行政法规许可的其他情况。

第4.4条 公司经国家有关主管机构批准购回股份，可以下列方式之一进行： MP art.25

(一) 向全体股东按照相同比例发出购回要约；

(二) 在证券交易所通过公开交易方式购回；

(三)在证券交易所外以协议方式购回。

第4.5条 公司在证券交易所外以协议方式购回股份时，应当事先经股东大会按本章程的规定批准。经股东大会以同一方式事先批准，公司可以解除或者改变经前述方式已订立的合同，或者放弃其合同中的任何权利。 MP art.26

前款所称购回股份的合同，包括(但不限于)同意承担购回股份义务和取得购回股份权利的协议。

公司不得转让购回其股份的合同或者合同中规定的任何权利。

第4.6条 对于公司有权购回可赎回股份，如非经公开交易方式或以要约方式购回，其价格不得超过某一最高价格限度；如以要约方式购回，则必须以同等条件向全体股东提出要约。 App 3 8 (1)&(2)

公司依照第 4.3 条规定收购本公司股份后，属于第 4.3 条第（一）项情形的，应当自收购之日起十日内注销；属于第（二）项、第（四）项情形的，应当在六个月内转让或者注销。 MP art.27

公司依照第 4.3 条第（三）项规定收购的本公司股份，不得超过本公司已发行股份总额的百分之五；用于收购的资金应当从公司的税后利润中支出；所收购的股份应当在一年内转让给职工。

被注销股份的票面总值应当从公司的注册资本中核减。

第4.7条 除非公司已经进入清算阶段，公司购回其发行在外的股份，应当遵守下列规定： MP art.28

(一) 公司以面值价格购回股份的，其款项应当从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；

(二) 公司以高于面值价格购回股份的，相当于面值的部分从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；高出面值的部分，按照下述办法办理：

(1) 购回的股份是以面值价格发行的，从公司的可分配利润帐面余额中减除；

(2) 购回的股份是以高于面值的价格发行的，从公司的可分配利润帐面余额、为购回旧股而发行的新股所得中减除；但是从发行新股所得中减除的金额，不得超过购回的旧股发行时所得的溢价总额，也不得超过购回时公司溢价帐户(或资本公积金帐户)上的金额(包括发行新股的溢价金额)；

(三) 公司为下列用途所支付的款项，应当从公司的可分配利润中支出：

(1) 取得购回其股份的购回权；

(2) 变更购回其股份的合同；

(3) 解除其在购回合同中的义务。

(四) 被注销股份的票面总值根据有关规定从公司的注册资本中核减后，从可分配的利润中减除的用于购回股份面值部分的金额，应当计入公司的溢价帐户(或资本公积金帐户)中。

第五章 购回公司股份的财务资助

第5.1条 公司或者其子公司在任何时候均不应当以任何方式，对购买或者拟购买公司股份的人提供任何财务资助。前述购买公司股份的人，包括因购买公司股份而直接或者间接承担义务的人。 MP art.29

公司或者其子公司在任何时候均不应当以任何方式，为减少或者解除前述义务人的义务向其提供财务资助。

本条规定不适用于本章程第 5.3 条所述的情形。

第5.2条 本章所称财务资助，包括(但不限于)下列方式： MP art.30

(一) 馈赠；

(二) 担保(包括由保证人承担责任或者提供财产以保证义务人履行义务)、补偿(但是不包括因公司本身的过错所引起的补偿)、解除或者放弃权利；

(三) 提供贷款或者订立由公司先于他方履行义务的合同，以及该贷款、合同当事方的变更和该贷款、合同中权利的转让等；

(四) 公司在无力偿还债务、没有净资产或者将会导致净资产大幅度减少的情形下，以任何其他方式提供的财务资助。

本章所称承担义务，包括义务人因订立合同或者作出安排(不论该合同或者安排是否可以强制执行，也不论是由其个人或者与任何其他人共同承担)，或者以任何其他方式改变了其财务状况而承担的义务。

第5.3条 下列行为不视为本章程第 5.1 条禁止的行为： MP art.31

(一) 公司提供的有关财务资助是诚实地为了公司利益，并且该项财务资助的主要目的不是为购买本公司股份，或者该项财务资助是公司某项总计划中附带的一部分；

(二) 公司依法以其财产作为股利进行分配；

(三) 以股份的形式分配股利；

(四) 依据本章程减少注册资本、购回股份、调整股权结构等；

(五) 公司在其经营范围内，为其正常的业务活动提供贷款(但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的)；

(六) 公司为职工持股计划提供款项(但是不应当导致公司的净资产减少，或者即使构成了减少，但该项财务资助是从公司的可分配利润中支出的)。

第六章　股票和股东名册

第6.1条 股票是公司签发的证明股东所持股份的凭证。公司须根据股票发行及上市地有关政府及机构的规定发行簿记券式或实物券式或国务院证券主管机构规定的其他形式股票。

第6.2条 公司股票采用记名式。 MP art.32

公司股票应当载明的事项，除《公司法》规定的外，还应当包括公司股票上市的证券交易所要求载明的其他事项。

第6.3条 股票由董事长签署。公司股票上市的证券交易所要求公司其他高级管理人员签署的，还应当由其他有关高级管理人员签署。股票经加 MP art.33 App 3 2(1)

盖公司印章或者以印刷形式加盖印章后生效。在股票上加盖公司印章或者以印刷形式加盖印章，应当有董事会的授权。公司董事长或者其他有关高级管理人员在股票上的签字也可以采取印刷形式。

第6.4条 公司应当设立股东名册，登记以下事项： MP art.34

(一) 各股东的姓名(名称)、地址(住所)、职业或性质；

(二) 各股东所持股份的类别及其数量；

(三) 各股东所持股份已付或者应付的款项；

(四) 各股东所持股份的编号；

(五) 各股东登记为股东的日期；

(六) 各股东终止为股东的日期。

股东名册为证明股东持有公司股份的充分证据；但是有相反证据的除外。

第6.5条 公司可以依据国务院证券主管机构与境外证券监管机构达成的谅解、协议，将境外上市外资股股东名册存放在境外，并委托境外代理机构管理。在香港上市的境外上市外资股股东名册正本的存放地为香港。 MP art.35, A13D (1)(b)

公司应当将境外上市外资股股东名册的副本备置于公司住所；受委托的境外代理机构应当随时保证境外上市外资股股东名册正、副本的一致性。境外上市外资股股东名册正、副本的记载不一致时，以正本为准。

第6.6条 公司应当保存有完整的股东名册。 MP art.36

股东名册包括下列部分：

(一) 存放在公司住所的、除本款(二)、(三)项规定以外的股东名册；

(二) 存放在境外上市的证券交易所所在地的公司境外上市外资股股东名册；

(三) 董事会为公司股票上市的需要而决定存放在其他地方的股东名册。

第6.7条	股东名册的各部分应当互不重叠。在股东名册某一部分注册的股份的转让，在该股份注册存续期间不得注册到股东名册的其他部分。 股东名册各部分的更改或者更正，应当根据股东名册各部分存放地的法律进行。	MP art.37
第6.8条	所有股本已缴清的在香港上市的境外上市外资股，皆可依据本章程自由转让，但除非符合下列条件，否则董事会可拒绝承认任何转让文据，并无需申述任何理由： (一) 向公司支付港币二元五角的费用，或支付香港联交所同意的更高的费用，以登记股份的转让文据和其他与股份所有权有关的或会影响股份所有权的文件； (二) 转让文据只涉及在香港上市的境外上市外资股； (三) 转让文据已付应缴的印花税； (四) 应当提供有关的股票，以及董事会所合理要求的证明转让人有权转让股份的证据； (五) 如股份拟转让予联名持有人，则联名持有人之数目不得超过四位。 任何外资股股东均可采用外资股上市地常用书面转让文据或经签署的或经印刷签署的转让文据转让其持有公司的全部或部分股份。上述股份转让可采用香港联交所规定的标准过户表格。转让文据须由转让人和受让人以手写或印刷形式签署。	App 3.1(1) and App 3.1(3)
第6.9条	股东大会召开前20日内或者公司决定分配股利的基准日前5日内，不得进行因股份转让而发生的股东名册的变更登记。但是，法律对上市公司股东名册变更登记另有规定的，从其规定。	MP art.38
第6.10条	公司召开股东大会、分配股利、清算及从事其他需要确认股权的行为时，应当由董事会决定某一日为股权确定日，股权确定日终止时，在册股东为公司股东。	MP art.39
第6.11条	任何人对股东名册持有异议而要求将其姓名(名称)登记在股东名册上，或者要求将其姓名(名称)从股东名册中删除的，均可以向有管辖权的法院申请更正股东名册。	MP art.40
第6.12条	任何登记在股东名册上的股东或者任何要求将其姓名(名称)登记在股东名册上的人，如果其股票(即“原股票”)遗失，可以向公司申请	MP art.41

就该股份(即“有关股份”)补发新股票。内资股股东遗失股票，申请补发的，依照《公司法》第一百四十四条的规定处理。

境外上市外资股股东遗失股票，申请补发的，可以依照境外上市外资股股东名册正本存放地的法律、证券交易场所规则或者其他有关规定处理。其股票的补发应当符合下列要求：

(一) 申请人应当用公司指定的标准格式提出申请并附上公证书或者法定声明文件。公证书或者法定声明文件的内容应当包括申请人申请的理由、股票遗失的情形及证据，以及无其他任何人可就有关股份要求登记为股东的声明。

(二) 公司决定补发新股票之前，没有收到申请人以外的任何人对该股份要求登记为股东的声明。

(三) 公司决定向申请人补发新股票，应当在董事会指定的报刊上刊登准备补发新股票的公告；公告期间为 90 日，每 30 日至少重复刊登一次。

(四) 公司在刊登准备补发新股票的公告之前，应当向其挂牌上市的证券交易所提交一份拟刊登的公告副本，收到该证券交易所的回复，确认已在证券交易所内展示该公告后，即可刊登。公告在证券交易所内展示的期间为 90 日。

如果补发股票的申请未得到有关股份的登记在册股东的同意，公司应当将拟刊登的公告的复印件邮寄给该股东。

(五) 本条(三)、(四)项所规定的公告、展示的 90 日期限届满，如公司未收到任何人对补发股票的异议，即可以根据申请人的申请补发新股票。

(六) 公司根据本条规定补发新股票时，应当立即注销原股票，并将此注销和补发事项登记在股东名册上。

(七) 公司为注销原股票和补发新股票的全部费用，均由申请人负担。在申请人未提供合理的担保之前，公司有权拒绝采取任何行动。

第6.13条 公司根据本章程的规定补发新股票后，获得前述新股票的善意购买者或者其后登记为该股份的所有者的股东(如属善意购买者)，其姓名(名称) 均不得从股东名册中删除。 MP art.42

第6.14条 公司对于任何由于注销原股票或者补发新股票而受到损害的人均无赔偿义务，除非该当事人能证明公司有欺诈行为。 MP art.43

第七章　股东的权利和义务

第7.1条　公司股东为依法持有公司股份并且其姓名(名称)登记在股东名册上的人。 MP art.44

股东按其持有股份的种类和份额享有权利，承担义务；持有同一种类股份的股东，享有同等权利，承担同种义务。

公司不得因为任何直接或间接拥有权益的人士未向公司披露其权益而行使任何权力以冻结或以其他方式损害其所持任何股份所附有的权利。 App 3 12

第7.2条　当两位或以上的人士登记为任何股份之联名股东，他们应被视为有关股份的共同所有人，但必须受以下条款限制：

(一) 若联名股东其中之一逝世，只有联名股东中的其他尚存人士应被公司视为对有关股份拥有所有权的人，但董事会有权就有关股东名册资料的更改而要求提供其认为恰当之有关股东的死亡证明文件；

(二) 就任何股份之联名股东，只有在股东名册上排名首位之联名股东有权从公司收取有关股份的股票，收取公司的通知，在公司股东大会中出席或行使有关股份的全部表决权，而任何送达上述人士的通知应被视为已送达有关股份的所有联名股东；

(三) 联名持有人之数目不得超过四位。 App 3 1(3)

第7.3条　公司普通股股东享有下列权利： MP art.45 App 3 9

(一) 依照其所持有的股份份额领取股利和其他形式的利益分配；

(二) 参加或者委派股东代理人参加股东会议，并行使表决权；

(三) 对公司的业务经营活动进行监督管理，提出建议或者质询；

(四) 依照法律、行政法规及本章程的规定转让股份；

(五) 依照本章程的规定获得有关信息，包括： App 3 9

1. 在缴付成本费用后得到本章程；

2. 在缴付了合理费用后有权查阅和复印：

(1) 所有各部分股东的名册；

(2) 公司董事、监事、首席执行官和其他高级管理人员的个人资料，包括：

(A) 现在及以前的姓名、别名；

(B) 主要地址(住所)；

(C) 国籍；

(D) 专职及其他全部兼职的职业、职务；

(E) 身份证明文件及其号码。

(3) 公司股本状况；

(4) 自上一会计年度以来公司购回自己每一类别股份的票面总值、数值、最高价和最低价，以及公司为此支付的全部费用的报告；

(5) 股东会议的会议记录。

(六) 公司终止或者清算时，按其所持有的股份份额参加公司剩余财产的分配； App 3.9

(七) 法律、行政法规及本章程所赋予的其他权利。

第7.4条 公司普通股股东承担下列义务： MP art.46

(一) 遵守本章程；

(二) 依其所认购股份和入股方式缴纳股金；

(三) 法律、行政法规及本章程规定应当承担的其他义务。

股东除了股份的认购人在认购时所同意的条件外，不承担其后追加任何股本的责任。

第7.5条 除法律、行政法规或者公司股份上市的证券交易所的上市规则所要求的义务外，控股股东在行使其股东的权力时，不得因行使其表决权在下列问题上作出有损于全体或者部分股东的利益的决定： MP art.47

(一) 免除董事、监事应当真诚地以公司最大利益为出发点行事的责任；

(二) 批准董事、监事(为自己或者他人利益)以任何形式剥夺公司财产，包括(但不限于)任何对公司有利的机会；

(三) 批准董事、监事(为自己或者他人利益)剥夺其他股东的个人权益，包括(但不限于)任何分配权、表决权，但不包括根据本章程提交股东大会通过的公司改组。

第7.6条 除非本章程特别注明另有定义，本章程所称控股股东是具备以下条件之一的人： MP art.48

(一) 该人单独或者与他人一致行动时，可以选出半数以上的董事；

(二) 该人单独或者与他人一致行动时，可以行使公司30%以上(含30%)的表决权或者可以控制公司的30%以上(含30%)表决权的行使；

(三) 该人单独或者与他人一致行动时，持有公司发行在外30%以上(含30%)的股份；

(四) 该人单独或者与他人一致行动时，以其他方式在事实上控制公司。

第八章 股东大会

第8.1条 股东大会由全体股东组成。股东大会是公司的权力机构，依法行使职权。 MP art.49

MP art.50

第8.2条 股东大会行使下列职权：

(一) 决定公司的经营方针和投资计划；

(二) 选举和更换董事，决定有关董事的报酬事项；

(三) 选举和更换由股东代表出任的监事，决定有关监事的报酬事项；

(四) 审议批准董事会的报告；

(五) 审议批准监事会的报告；

(六) 审议批准公司的年度财务预算方案、决算方案；

(七) 审议批准公司的利润分配方案和弥补亏损方案；

(八) 对公司增加或者减少注册资本作出决议；

(九) 对公司合并、分立、解散和清算等事项作出决议；

(十) 对公司发行债券作出决议；

(十一) 对公司聘用、解聘或者不再续聘会计师事务所作出决议；

(十二) 修改本章程；

(十三) 审议代表公司有表决权的股份 5%以上(含 5%)的股东的提案；

(十四) 法律、行政法规及本章程规定应当由股东大会作出决议的其他事项。

第8.3条 非经股东大会事前批准，公司不得与董事、监事、首席执行官和其他高级管理人员以外的人订立将公司全部或者重要业务的管理交予该人负责的合同。 MP art.51

第8.4条 股东大会分为股东年会和临时股东大会。股东大会由董事会召集。 MP art.52

股东年会每年召开一次，并应于上一会计年度完结之后的 6 个月之内举行。

有下列情形之一的，董事会应当在两个月内召开临时股东大会：

(一) 董事人数不足《公司法》规定的人数或者少于本章程规定的数额的 2/3 时；

(二) 公司未弥补亏损达股本总额的 1/3 时；

(三) 持有公司发行在外的有表决权的股份 10%以上(含 10%)的股东以书面形式要求召开临时股东大会时；

(四) 董事会认为必要或者监事会提出召开时；

(五) 两名以上独立非执行董事提出召开时。

第8.5条 公司召开股东大会，应当于会议召开 45 日前发出书面通知，将会议拟审议的事项以及开会的日期和地点告知所有在册股东。拟出席 MP art.53

股东大会的股东，应当于会议召开 20 日前，将出席会议的书面回复送达公司。

第8.6条 公司召开股东大会年会，持有公司有表决权的股份总数 5%以上(含5%)的股东，有权以书面形式向公司提出新的提案，公司应当将提案中属于股东大会职责范围内的事项，列入该次会议的议程。 MP art.54

第8.7条 公司根据股东大会召开前 20 日时收到的书面回复，计算拟出席会议的股东所代表的有表决权的股份数。拟出席会议的股东所代表的有表决权的股份数达到公司有表决权的股份总数 1/2 以上的，公司可以召开股东大会；达不到的，公司应当在 5 日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开股东大会。 MP art.55

临时股东大会不得决定通知未载明的事项。

第8.8条 股东会议的通知应当符合下列要求： MP art.56

(一) 以书面形式作出；

(二) 指定会议的地点、日期和时间；

(三) 说明会议将讨论的事项；

(四) 向股东提供为使股东对将讨论的事项作出明智决定所需要的资料及解释；此原则包括(但不限于)在公司提出合并、购回股份、股本重组或者其他改组时，应当提供拟议中的交易的具体条件和合同(如果有的话)，并对其起因和后果作出认真的解释；

(五) 如任何董事、监事、首席执行官和其他高级管理人员与将讨论的事项有重要利害关系，应当披露其利害关系的性质和程度；如果将讨论的事项对该董事、监事、首席执行官和其他高级管理人员作为股东的影响有别于对其他同类别股东的影响，则应当说明其区别；

(六) 载有任何拟在会议上提议通过的特别决议的全文；

(七) 以明显的文字说明，有权出席和表决的股东有权委任一位或者一位以上的股东代理人代为出席和表决，而该股东代理人不必为股东；

(八) 载明会议投票代理委托书的送达时间和地点。

第8.9条 股东大会通知应当向股东(不论在股东大会上是否有表决权)以专人送出或者以邮资已付的邮件送出，受件人地址以股东名册登记的地址为准。对内资股股东，股东大会通知也可以用公告方式进行。对境外上市外资股股东，股东大会通知也可以用报章刊登(定义见《香港联合交易所有限公司证券上市规则》）方式进行。 MP art.57 App3 7(1) App3 7(3)

前款所称公告，应当于会议召开前45日至50日的期间内，在国务院证券主管机构指定的一家或者多家报刊上刊登，一经公告，视为所有内资股股东已收到有关股东会议的通知。

第8.10条 因意外遗漏未向某有权得到通知的人送出会议通知或者该等人没有收到会议通知，会议及会议作出的决议并不因此无效。 MP art.58

第8.11条 任何有权出席股东会议并有权表决的股东，有权委任一人或者数人该人可以不是股东)作为其股东代理人，代为出席和表决。该股东代理人依照该股东的委托，可以行使下列权利： MP art.59

(一) 该股东在股东大会上的发言权；

(二) 自行或者与他人共同要求以投票方式表决；

(三) 以举手或者投票方式行使表决权，但是委任的股东代理人超过一人时，该等股东代理人只能以投票方式行使表决权。

第8.12条 股东应当以书面形式委托代理人，由委托人签署或者由其以书面形式委托的代理人签署；委托人为法人的，应当加盖法人印章或者由其董事或者正式授权的行政人员或者正式委任的代理人签署。该等授权委托书应载明代理人所代表的股份数额；如果委托数人为代理人；则应载明每名代理人所代表的股份数额。 MP art.60

第8.13条 表决代理委托书至少应当在该委托书委托表决的有关会议召开前24小时，或者在指定表决时间前24小时，备置于公司住所或者召集会议的通知中指定的其他地方。委托书由委托人授权他人签署的，授权签署的授权书或者其他授权文件应当经过公证。经公证的授权书或者其他授权文件，应当和表决代理委托书同时备置于公司住所或者召集会议的通知中指定的其他地方。 MP art.61

委托人为法人的，其法定代表人或者董事会、其他决策机构决议授权的人作为代表出席公司的股东会议。

若股东为按照香港不时制定的有关条例所定义的认可结算所(以下简称“认可结算所”）（或其代理人），则该股东可以授权其认为合

适的一个或以上人士在任何股东大会或任何类别股东会议上担任其代表；但是，如果一名以上的人士获得授权，则授权书应载明每名该等人士经此授权所涉及的股份数目和种类。经此授权的人士可以代表认可结算所（或其代理人）行使权利，如同该人士是公司的个人股东一样。

第8.14条 任何由公司董事会发给股东用于任命股东代理人的委托书的格式，应当让股东自由选择指示股东代理人投赞成票或者反对票，并就会议每项议题所要作出表决的事项分别作出指示。委托书应当注明如果股东不作指示，股东代理人可以按自己的意思表决。 MP art.62

代理人代表股东出席股东大会，应当出示本人身份证明及由委托人签署或由委托人法定代表或者正式委任的代理人签署的委托书，委托书应规定签发日期。

第8.15条 表决前委托人已经去世、丧失行为能力、撤回委任、撤回签署委任的授权或者有关股份已被转让的，只要公司在有关会议开始前没有收到该等事项的书面通知，由股东代理人依委托书所作出的表决仍然有效。 MP art.63

第8.16条 股东大会决议分为普通决议和特别决议。 MP art.64

股东大会作出普通决议，应当由出席股东大会的股东(包括股东代理人)所持表决权的1/2以上通过。

股东大会作出特别决议，应当由出席股东大会的股东(包括股东代理人)所持表决权的2/3以上通过。

第8.17条 股东(包括股东代理人)在股东大会表决时，以其所代表的有表决权的股份数额行使表决权，每一股份有一票表决权。 MP art.65

第8.18条 除非下列人员在举手表决以前或者以后，要求以投票方式表决，股东大会以举手方式进行表决： MP art.66

(一) 会议主席；

(二) 至少两名有表决权的股东或者有表决权的股东的代理人；

(三) 单独或者合并计算持有在该会议上有表决权的股份10%以上(含10%)的一个或者若干股东(包括股东代理人)。

除非有人提出以投票方式表决，会议主席根据举手表决的结果，宣布提议通过情况，并将此记载在会议记录中，作为最终的依据，无须证明该会议通过的决议中支持或者反对的票数或者其比例。

以投票方式表决的要求可以由提出者撤回。

第8.19条　如果要求以投票方式表决的事项是选举主席或者中止会议，则应当立即进行投票表决；其他要求以投票方式表决的事项，由主席决定何时举行投票，会议可以继续进行，讨论其他事项，投票结果仍被视为在该会议上所通过的决议。　MP art.67

第8.20条　在投票表决时，有两票或者两票以上的表决权的股东(包括股东代理人)，不必把所有表决权全部投赞成票或者反对票。　MP art.68

第8.21条　当反对和赞成票相等时，无论是举手还是投票表决，会议主席有权多投一票。　MP art.69

第8.22条　下列事项由股东大会的普通决议通过：　MP art.70

(一) 董事会和监事会的工作报告；

(二) 董事会拟订的利润分配方案和亏损弥补方案；

(三) 董事会和监事会成员的任免及其报酬和支付方法；

(四) 公司年度预、决算报告，资产负债表、利润表及其他财务报表；

(五) 除法律、行政法规规定或者本章程规定应当以特别决议通过以外的其他事项。

第8.23条　下列事项由股东大会以特别决议通过：　MP art.71

(一) 公司增、减股本和发行任何种类股票、认股证和其他类似证券；

(二) 发行公司债券；

(三) 公司的分立、合并、解散和清算；

(四) 本章程的修改；

(五) 股东大会以普通决议通过认为会对公司产生重大影响的、需要以特别决议通过的其他事项。

第8.24条　股东要求召集临时股东大会或者类别股东会议，应当按照下列程序办理：　MP art.72

(一) 合计持有在该拟举行的会议上有表决权的股份 10%以上(含10%)的两个或者两个以上的股东，可以签署一份或者数份同样格式内容的书面要求，提请董事会召集临时股东大会或者类别股东会议，并阐明会议的议题。董事会在收到前述书面要求后应当尽快召集临时股东大会或者类别股东会议。前述持股数按股东提出书面要求日计算。

(二) 如果董事会在收到前述书面要求后30日内没有发出召集会议的通告，提出该要求的股东可以在董事会收到该要求后 4 个月内自行召集会议，召集的程序应当尽可能与董事会召集股东会议的程序相同。

股东因董事会未应前述要求举行会议而自行召集并举行会议的，其所发生的合理费用，应当由公司承担，并从公司欠付失职董事的款项中扣除。

第8.25条 股东大会由董事长召集并担任会议主席；董事长因故不能出席会议的，应当由副董事长召集会议并担任会议主席；董事长和副董事长均无法出席会议的，董事会可以指定一名公司董事代其召集会议并且担任会议主席；未指定会议主席的，出席会议的股东可以选举一人担任主席；如果因任何理由，股东无法选举主席，应当由出席会议的持有最多表决权股份的股东(包括股东代理人)担任会议主席。 MP art.73

第8.26条 会议主席负责决定股东大会的决议是否通过，其决定为终局决定，并应当在会上宣布和载入会议记录。 MP art.74

第8.27条 会议主席如果对提交表决的决议结果有任何怀疑，可以对所投票数进行点算；如果会议主席未进行点票，出席会议的股东或者股东代理人对会议主席宣布结果有异议的，有权在宣布后立即要求点票，会议主席应当即时进行点票。 MP art.75

第8.28条 股东大会如果进行点票，点票结果应当记入会议记录。 MP art.76

股东大会应对所议事项的决定作成会议记录，由出席会议的董事签名。会议记录连同出席股东的签名簿及代理出席的委托书，应当在公司住所保存。

第8.29条 股东可以在公司办公时间免费查阅会议记录复印件。任何股东向公司索取有关会议记录的复印件，公司应当在收到合理费用后 7 日内把复印件送出。 MP art.77

第8.30条 倘若任何股东按香港联交所证券上市规则的规定，不得就任何特定决议案作出表决或受限制只能对任何特定决议案投赞成或反对票， App3 14

任何在违反该等规定或限制下由该股东作出或代表该股东作出的表决，将不会被计算在内。

第九章　类别股东表决的特别程序

第9.1条　持有不同种类股份的股东，为类别股东。　MP art.78

类别股东依据法律、行政法规和本章程的规定，享有权利和承担义务。

第9.2条　公司拟变更或者废除类别股东的权利，应当经股东大会以特别决议通过和经受影响的类别股东在按第 9.4 条至第 9.8 条分别召集的股东会议上通过，方可进行。　MP art.79

第9.3条　下列情形应当视为变更或者废除某类别股东的权利：　MP art.80

(一) 增加或者减少该类别股份的数目，或者增加或减少与该类别股份享有同等或者更多的表决权、分配权、其他特权的类别股份的数目，但经国务院证券监督管理机构批准，公司内资股股东将其持有的股份转让给境外投资者，并在境外证券交易所上市交易的情形除外；

(二) 将该类别股份的全部或者部分换作其他类别，或者将另一类别的股份的全部或者部分换作该类别股份或者授予该等转换权，但经国务院证券监督管理机构批准，公司内资股股东将其持有的股份转让给境外投资者，并在境外证券交易所上市交易的情形除外；

(三) 取消或者减少该类别股份所具有的、取得已产生的股利或者累积股利的权利；

(四) 减少或者取消该类别股份所具有的优先取得股利或者在公司清算中优先取得财产分配的权利；

(五) 增加、取消或者减少该类别股份所具有的转换股份权、选择权、表决权、转让权、优先配售权、取得公司证券的权利；

(六) 取消或者减少该类别股份所具有的，以特定货币收取公司应付款项的权利；

(七) 设立与该类别股份享有同等或者更多表决权、分配权或者其他特权的新类别；

(八) 对该类别股份的转让或所有权加以限制或者增加该等限制；

(九) 发行该类别或者另一类别的股份认购权或者转换股份的权利；

(十) 增加其他类别股份的权利和特权；

(十一) 公司改组方案会构成不同类别股东在改组中不按比例地承担责任；

(十二) 修改或者废除本章所规定的条款。

第9.4条 受影响的类别股东，无论原来在股东大会上是否有表决权，在涉及第 9.3 条(二)至(八)、(十一)至(十二)项的事项时，在类别股东会上具有表决权，但有利害关系的股东在类别股东会上没有表决权。 MP art.81

前款所述有利害关系股东的含义如下：

(一) 在公司按本章程第 4.4 条的规定向全体股东按照相同比例发出购回要约或者在证券交易所通过公开交易方式购回自己股份的情况下，"有利害关系的股东"是指本章程第 7.6 条所定义的控股股东；

(二) 在公司按照本章程第 4.4 条的规定在证券交易所外以协议方式购回自己股份的情况下，"有利害关系的股东"是指与该协议有关的股东；

(三) 在公司改组方案中，"有利害关系股东"是指以低于本类别其他股东的比例承担责任的股东或者与该类别中的其他股东拥有不同利益的股东。

第9.5条 类别股东会的决议，应当经根据第 9.4 条由出席类别股东会议的有表决权的 2/3 以上的股权表决通过，方可作出。 MP art.82

第9.6条 公司召开类别股东会议，应当于会议召开 45 日前发出书面通知，将会议拟审议的事项以及开会日期和地点告知所有该类别股份的在册股东。拟出席会议的股东，应当于会议召开 20 日前，将出席会议的书面回复送达公司。 MP art.83

拟出席会议的股东所代表的在该会议上有表决权的股份数，达到在该会议上有表决权的该类别股份总数 1/2 以上的，公司可以召开类别股东会议；达不到的，公司应当在 5 日内将会议拟审议的事项、开会日期和地点以公告形式再次通知股东，经公告通知，公司可以召开类别股东会议。

第9.7条 类别股东会议的通知只须送给有权在该会议上表决的股东。 MP art.84

类别股东会议应当以与股东大会尽可能相同的程序举行，本章程中有关股东大会举行程序的条款适用于类别股东会议。

第9.8条 除其他类别股份股东外，内资股股东和境外上市外资股股东视为不同类别股东。 MP art.85, A13D (1)(f)

下列情形不适用类别股东表决的特别程序：

(一) 经股东大会以特别决议批准，公司每间隔12个月单独或者同时发行内资股、境外上市外资股，并且拟发行的内资股、境外上市外资股的数量各自不超过该类已发行在外股份的20%的； A13D (1)(f)(i)

(二) 公司设立时发行内资股、境外上市外资股的计划，自中国证券监督管理委员会批准之日起15个月内完成的。 A13D (1)(f)(ii)

(三) 经国务院证券主管机构批准及香港联交所许可，公司内资股股东将所持内资股转为H股在境外出售，并在香港联交所上市的。

第十章 董事会

第10.1条 公司设董事会，向股东大会负责并报告工作，董事会由十七名董事组成，其中八名为执行董事，其余为非执行董事。董事会成员中独立非执行董事的人数不少于三名。董事会设董事长一人，副董事长若干人。 MP art.86 LR 3.10

第10.2条 董事由股东大会选举产生，任期三年，自获选生效之日起算。董事任期届满，可以连选连任。 MP art.87

股东大会增选或补选的董事，其任期为获选生效之日起至该届董事会的任期届满之日止。

有关提名董事候选人的意图以及候选人表明愿意接受提名的书面通知，应当在公司发出有关选举该董事的股东大会通知后及在股东大会召开不少于七天前发给公司，而该通知期不得少于七天。 App3 4(4) and 4(5)

股东大会在遵守有关法律、行政法规规定的前提下，可以以普通决议的方式将任何任期未届满的董事罢免（但依据任何合同可提出的索偿要求不受此影响）。

董事长、副董事长由全体董事的过半数选举和罢免，董事长、副董事长任期三年，自获选之日起算，可以连选连任。

董事无须持有公司股份。

第10.3条 董事会对股东大会负责，行使下列职权： MP art.88

(一) 负责召集股东大会，并向股东大会报告工作；

(二) 执行股东大会的决议；

(三) 决定公司的经营计划和投资方案；

(四) 制定公司的年度财务预算方案、决算方案；

(五) 制定公司的利润分配方案(包括派发年终股息的方案)和弥补亏损方案；

(六) 制定公司增加或者减少注册资本的方案以及发行公司债券的方案；

(七) 拟定公司合并、分立、解散的方案；

(八) 决定公司内部管理机构的设置；

(九) 聘任或者解聘公司首席执行官，根据首席执行官的提名，聘任或者解聘公司执行总裁、副总裁、财务负责人，决定其报酬事项；

(十) 制定公司的基本管理制度；

(十一) 制订本章程修改方案；

(十二) 在遵守国家有关规定的前提下，决定公司的工资水平和福利、奖励办法；

(十三) 决定本章程没有规定由股东大会决定的其他重大业务和行政事项；

(十四) 制定公司的重大收购或出售方案；

(十五) 股东大会及公司章程授予的其他职权。

董事会作出前款决议事项，除第(六)、(七)、(十一)项必须由2/3以上的董事表决同意外，其余可以由半数以上的董事表决同意。

第10.4条 董事会在处置固定资产时，如拟处置固定资产的预期价值，与此项处置建议前4个月内已处置了的固定资产所得到的价值的总和，超过股东大会最近审议的资产负债表所显示的固定资产价值的33%，则董事会在未经股东大会批准前不得处置或者同意处置该固定资产。 MP art.89

本条所指对固定资产的处置，包括转让某些资产权益的行为，但不包括以固定资产提供担保的行为。

公司处置固定资产进行的交易的有效性，不因违反本条第一款而受影响。

第10.5条 董事长行使下列职权： MP art.90

(一) 主持股东大会和召集、主持董事会会议；

(二) 检查董事会决议的实施情况；

(三) 签署公司发行的证券；

(四) 董事会授予的其他职权。

副董事长协助董事长工作，董事长不能履行职务或者不履行职务的，由副董事长履行职务；副董事长不能履行职务或者不履行职务的，由半数以上董事共同推举一名董事履行职务。

第10.6条 董事会每年应至少召开四次定期会议，由董事长召集，于董事会定期会议召开至少十四日以前通知全体董事和监事。董事会定期会议不可以以传阅书面决议方式取得董事会批准。有紧急事项时，代表十分之一以上表决权的股东、三分之一以上董事或者监事会，可以提议召开临时董事会会议。 MP art.91 App 14A.1.1 App 14A.1.3

第10.7条 董事会会议的时间和地点可由董事会事先规定，并记录在会议记录上，而该会议记录已在下次董事会议召开前最少十天前发给全体董事，则其召开毋须另行发通知给董事。 MP art.92

如果董事会未事先决定董事会会议举行的时间和地点，董事长或董事会秘书应至少提前5天(但不多于10天)将董事会会议举行的时间和地点用电传、电报、传真、特快专递或挂号邮寄或经专人通知方式通知全体董事。

App14 A.6.1

董事会定期会议的议程及相关会议文件应全部及时交送全体董事并至少在计划举行董事会或其辖下委员会会议日期的三天前（或协定的其他时间内）送出。

董事如已出席会议，并且未在到会前或到会时提出未收到会议通知的异议，应视作已向其发出会议通知。

董事会会议可以电话会议形式或借助类似通讯设备举行。在举行该类会议时，只要与会董事能清楚听到其他董事讲话，并进行交流，所有与会董事应被视作已亲自出席会议。

第10.8条 董事会会议应当由过半数的董事出席方可举行。 MP art.93

每名董事有一票表决权。董事会作出决议，必须经全体董事的过半数通过。

第10.9条 董事会会议，应当由董事本人出席。董事因故不能出席，可以书面委托其他董事代为出席董事会，委托书中应当载明授权范围。 MP art.94

代为出席会议的董事应当在授权范围内行使董事的权利。董事未出席某次董事会会议，亦未委托代表出席的，应当视作已放弃在该次会议上的投票权。

第10.10条 董事会及其辖下委员会应当对会议所议事项及达成的决定作成会议记录，其中应包括董事提出的任何疑虑或者表达的反对意见。出席会议的董事应当在会议记录上签名。董事会会议结束后应于合理时段内先后将会议纪录的初稿及最终定稿发送全体董事，初稿供董事表达意见，最后定稿供作其纪录之用。董事应当对董事会的决议承担责任。董事会的决议违反法律、行政法规或者本章程，致使公司遭受严重损失的，参与决议的董事对公司负赔偿责任；但经证明在表决时曾表明异议并记载于会议纪录的，该董事可以免除责任。 MP art.95 App14 A 1.6

经正式委任的会议秘书应备存董事会及辖下委员会的会议纪录，若有任何董事发出合理通知，应公开有关会议纪录供其在任何合理的时段查阅。 App14 A.1.5

第10.11条 董事会可采用书面议案以代替召开董事会会议，但该议案的草案须以专人送达、邮递、传真中之一种方式送交每一位董事，如果有关书面议案已派发给全体董事，在一份或数份格式内容相同的草案上签字同意的董事已达到作出有关决定的法定人数，并以上述方式送交董事会秘书后，该议案即成为董事会决议，毋须再召集董事会会议。

第10.12条 除了《香港联合交易所有限公司证券上市规则》附录三的附注1或其它规则所允许的例外情况外，董事会决议事项与某位董事或其任何联系人（定义见《香港联合交易所有限公司证券上市规则》）有利害关系时，该董事应予回避，且无表决权。在计算出席会议的法定董事人数时，该董事不予计入。 App3 4(1)

董事会会议审议公司或其任何附属公司与公司的控股股东或该控股股东的任何附属公司（不含公司及公司的任何附属公司）的交易事宜时，任何在公司的控股股东或该控股股东的任何附属公司处兼任董事及/或高级管理人员的董事均应回避表决，且该等董事不被计入本次董事会会议法定应出席人数。在该情况下，若相关董事回避，且在董事会表决相关事宜出现赞成与反对票数相同的情况，与会的董事会审核委员会主席有权利加投一票（非弃权票）。若董事会审核委员会主席缺席该次会议，其应当指定一名独立非执行董事代其行使上述权利。

本条所指“控股股东”和“附属公司”的定义见《香港联合交易所有限公司证券上市规则》。

第10.13条 若有大股东（定义见《香港联合交易所有限公司证券上市规则》）或董事在董事会将予考虑的事项中存有董事会认为重大的利益冲突，有关事项不应以传阅文件方式处理或交由辖下委员会处理（根据董事会会议上通过的决议而特别就此事项成立的委员会除外），而董事会应就该事项举行董事会。在交易中本身及其联系人（定义见《香港联合交易所有限公司证券上市规则》）均没有重大利益的独立非执行董事应该出席有关的董事会会议。 App14 A.1.8

第10.14条 董事会根据需要设立若干专门委员会。专门委员会根据董事会授权开展工作，对董事会负责。各委员会的议事规则和工作职责由董事会制定。各委员会应当制定年度工作计划，并定期召开会议。

第十一章 公司董事会秘书

第11.1条 公司设董事会秘书。董事会秘书为公司的高级管理人员。 MP art.96

第11.2条 公司董事会秘书应当是具有必备的专业知识和经验的自然人，由董事会委任。其主要职责是： MP art.97

(一) 保证公司有完整的组织文件和记录；

(二) 确保公司依法准备和递交有权机构所要求的报告和文件；

(三) 保证公司的股东名册妥善设立，保证有权得到公司有关记录和文件的人及时得到有关记录和文件。

第11.3条 公司董事或者其他高级管理人员可以兼任公司董事会秘书。公司聘请的会计师事务所的会计师不得兼任公司董事会秘书。 MP art.98

当公司董事会秘书由董事兼任时，如某一行为应当由董事及公司董事会秘书分别作出，则该兼任董事及公司董事会秘书的人不得以双重身份作出。

第十二章 首席执行官、执行总裁及副总裁

第12.1条 公司设首席执行官一名，执行总裁一名，副总裁若干名，由董事会聘任或者解聘。 MP art.99

第12.2条 公司首席执行官对董事会负责，行使下列职权： MP art.100

(一) 主持公司的生产经营管理工作，组织实施董事会决议；

(二) 组织实施公司年度经营计划和投资方案；

(三) 拟订公司内部管理机构设置方案；

(四) 拟订公司的基本管理制度；

(五) 制定公司的基本规章；

(六) 提请聘任或者解聘公司执行总裁、副总裁、财务负责人；

(七) 聘任或者解聘除应由董事会聘任或者解聘以外的负责管理人员；

(八) 本章程和董事会授予的其他职权。

第12.3条 公司首席执行官列席董事会会议；非董事首席执行官在董事会会议上没有表决权。 MP art.101

第12.4条 公司首席执行官、执行总裁和副总裁在行使职权时，应当根据法律、行政法规和本章程的规定，履行诚信和勤勉的义务。 MP art.102

第十三章 监事会

第13.1条 公司设监事会。 MP art.103

第13.2条 监事会由六人组成，其中一人出任监事会主席。监事会主席的任免，应当经三分之二或以上监事会成员表决通过。监事任期三年，可以连选连任。 MP art.104, A13D (1)(d)(i)

第13.3条 监事会成员由二名股东代表、二名公司职工代表和二名独立监事组成。股东代表及独立监事由股东大会选举和罢免，职工代表由公司职工民主选举和罢免。 MP art.105

股东大会或公司职工增选或补选的监事，其任期自获选生效之日起至该届监事会任期届满之日止。

第13.4条 公司董事、首席执行官和其他高级管理人员不得兼任监事。 MP art.106

第13.5条 监事会每年至少召开两次会议，由监事会主席负责召集。监事会主席不能履行职务或者不履行职务的，由半数以上监事共同推荐一名监事召集和主持监事会会议。 MP art.107

第13.6条 监事会向股东大会负责，并依法行使下列职权： MP art.108

(一) 检查公司的财务；

(二) 对公司董事、首席执行官和其他高级管理人员执行公司职务时违反法律、行政法规或者本章程的行为进行监督；

(三) 当公司董事、首席执行官和其他高级管理人员的行为损害公司的利益时，要求前述人员予以纠正；

(四) 核对董事会拟提交股东大会的财务报告、营业报告和利润分配方案等财务资料，发现疑问的，可以公司名义委托注册会计师、执业审计师帮助复审；

(五) 提议召开临时股东大会；

(六) 代表公司与董事交涉或者对董事起诉；

(七) 本章程规定的其他职权。

监事列席董事会会议。

第13.7条 监事会议必须所有监事出席方可举行，在特殊情况下需召集临时监事会议而因有监事无法出席时，则会议法定人数可减至全部监事的三分之二。 MP art.109, A13D (1)(d)(ii)

监事会的决议，应当由三分之二或以上监事会成员表决通过。

第13 8条 监事会行使职权时聘请律师、注册会计师、执业审计师等专业人员所发生的合理费用，应当由公司承担。 MP art.110

第13 9条 监事应当依照法律、行政法规及本章程的规定，忠实履行监督职责。 MP art.111

第十四章

公司董事、监事、首席执行官和其他高级管理人员的资格和义务

第14 1条 有下列情况之一的，不得担任公司的董事、监事、首席执行官或者其他高级管理人员： MP art.112

(一) 无民事行为能力或者限制民事行为能力；

(二) 因犯有贪污、贿赂、侵占财产、挪用财产罪或者破坏社会经济秩序罪，被判处罚，执行期满未逾 5 年，或者因犯罪被剥夺政治权权利，执行期满未逾 5 处；

(三) 担任因经营管理不善破产清算的公司、企业的董事或者厂长、经理，并对该公司企业的破产负有个人责任的，该公司、企业破产清算完结之日起未逾 3 年；

(四) 担任因违法被吊销营业执照的公事、企业的法定代表人，并负有个人责任的，自该公司、企业被吊销营业执照之日起未逾 3 年；

(五) 个人所负数额较大的债务到期未清偿；

(六) 因触犯刑法被司法机关立案调查，尚未结案；

(七) 法律、行政法规规定不能担任企业领导；

(八) 非自然人；

(九) 被有关主管机构裁定违反有关证券法规的规定，且涉及有欺诈或者不诚实的行为，自该裁定之日起未逾 5 年。

第14 2条 公司董事、首席执行官和其他高级管理人员代表公司的行为对善意第三人的有效性，不因其在任职、选举或者资格上有任何不合规行为而受影响。 MP art.113

第14 3条 除法律、行政法规或者公司股票上市的证券交易所的上市规则要求的义务外，公司董事、监事、首席执行官和其他高级管理人员在行使公司赋予他们的职权时，还应当对每个股东负有下列义务： MP art.114

(一) 不得使公司超越其营业执照规定的营业范围；

(二) 应当真诚地以公司最大利益为出发点行事；

(三) 不得以任何形式剥夺公司财产，包括（但不限于）对公司有利的机会；

(四) 不得剥夺股东个人权益，包括（但不限于）分配权、表决权，但不包括根据本章程提交股东大会通过的公司改组。

第14.4条 公司董事、监事、首席执行官和其他高级管理人员都有责任在行使其权利或者履行其义务时，以一个合理的谨慎的人在相似情形下所应表现的谨慎、勤勉和技能为其所应为的行为。 MP art.115

第14.5条 公司董事、监事、首席执行官和其他高级管理人员在履行职责时，必须遵守诚信原则，不应当置自己于自身的利益与承担的义务可能发生冲突的处境。此原则包括(但不限于)履行下列义务： MP art.116

(一) 真诚地以公司最大利益为出发点行事；

(二) 在其职权范围内行使权力，不得越权；

(三) 亲自行使所赋予他的酌量处理权，不得受他人操纵；

非经法律、行政法规允许或者得到股东大会在知情的情况下的同意，不得将其酌量处理权转给他人行使；

(四) 对同类别的股东应当平等，对不同类别的股东应当公平；

(五) 除本章程另有规定或者由股东大会在知情的情况下另有批准外，不得与公司订立合同、交易或者安排；

(六) 未经股东大会在知情的情况下同意，不得以任何形式利用公司财产为自己谋取利益；

(七) 不得利用职权收受贿赂或者其他非法收入，不得以任何形式侵占公司的财产，包括(但不限于)对公司有利的机会；

(八) 未经股东大会在知情的情况下同意，不得接受与公司交易有关的佣金；

(九) 遵守本章程，忠实履行职责，维护公司利益，不得利用其在公司的地位和职权为自己谋取私利；

(十) 未经股东大会在知情的情况下同意，不得以任何形式与公司竞争；

(十一) 不得挪用公司资金或者将公司资金借贷给他人，不得将公司资产以其个人名义或者以其他名义开立帐户存储，不得以公司资产为本公司的股东或者其他个人债务提供担保；

(十二) 未经股东大会在知情的情况下同意，不得泄露其在任职期间所获得的涉及本公司的机密信息；除非以公司利益为目的，亦不得利用该信息；但是，在下列情况下，可以向法院或者其他政府主管机构披露该信息：

(1) 法律有规定；

(2) 公众利益有要求；

(3) 该董事、监事、首席执行官和其他高级管理人员本身的利益要求。

第14.6条 公司董事、监事、首席执行官和其他高级管理人员，不得指使下列人员或者机构("相关人")做出董事、监事、首席执行官和其他高级管理人员不能做的事： MP art.117

(一) 公司董事、监事、首席执行官和其他高级管理人员的配偶或者未成年子女；

(二) 公司董事、监事、首席执行官和其他高级管理人员或者本条(一)项所述人员的信托人；

(三) 公司董事、监事、首席执行官和其他高级管理人员或者本条(一)、(二)项所述人员的合伙人；

(四) 由公司董事、监事、首席执行官和其他高级管理人员在事实上单独控制的公司，或者与本条(一)、(二)、(三)项所提及的人员或者公司其他董事、监事、首席执行官和其他高级管理人员在事实上共同控制的公司；

(五) 本条(四)项所指被控制的公司的董事、监事、首席执行官和其他高级管理人员。

第14.7条 公司董事、监事、首席执行官和其他高级管理人员所负的诚信义务不一定因其任期结束而终止，其对公司商业秘密保密的义务在其任期结束后仍有效。其他义务的持续期应当根据公平的原则决定，取 MP art.118

决于事件发生时与离任之间时间的长短，以及与公司的关系在何种情况和条件下结束。

第14.8条 公司董事、监事、首席执行官和其他高级管理人员因违反某项具体义务所负的责任，可以由股东大会在知情的情况下解除，但是本章程第7.5条所规定的情形除外。 MP art.119

第14.9条 公司董事、监事、首席执行官和其他高级管理人员，直接或者间接与公司已订立的或者计划中的合同、交易、安排有重要利害关系时(公司与董事、监事、首席执行官和其他高级管理人员的聘任合同除外)，不论有关事项在正常情况下是否需要董事会批准同意，均应当尽快向董事会披露其利害关系的性质和程度。 MP art.120

除非有利害关系的公司董事、监事、首席执行官和其他高级管理人员按照本条前款的要求向董事会做了披露，并且董事会在不将其计入法定人数，亦未参加表决的会议上批准了该事项，公司有权撤销该合同、交易或者安排，但在对方是对有关董事、监事、首席执行官和其他高级管理人员违反其义务的行为不知情的善意当事人的情形下除外。

公司董事、监事、首席执行官和其他高级管理人员的相关人与某合同、交易、安排有利害关系的，有关董事、监事、首席执行官和其他高级管理人员也应被视为有利害关系。

第14.10条 如果公司董事、监事、首席执行官和其他高级管理人员在公司首次考虑订立有关合同、交易、安排前以书面形式通知董事会，声明由于通知所列的内容，公司日后达成的合同、交易、安排与其有利害关系，则在通知阐明的范围内，有关董事、监事、首席执行官和其他高级管理人员视为做了本章前条所规定的披露。 MP art.121

第14.11条 公司不得以任何方式为其董事、监事、首席执行官和其他高级管理人员缴纳税款。 MP art.122

第14.12条 公司不得直接或者间接向本公司和其母公司的董事、监事、首席执行官和其他高级管理人员提供贷款、贷款担保；亦不得向前述人员的相关人提供贷款、贷款担保。 MP art.123

前款规定不适用于下列情形：

(一) 公司向其子公司提供贷款或者为子公司提供贷款担保；

(二) 公司根据经股东大会批准的聘任合同，向公司的董事、监事、首席执行官和其他高级管理人员提供贷款、贷款担保或者其

他款项，使之支付为了公司目的或者为了履行其公司职责所发生的费用；

(三) 如公司的正常业务范围包括提供贷款、贷款担保，公司可以向有关董事、监事、首席执行官和其他高级管理人员及其相关人提供贷款、贷款担保，但提供贷款、贷款担保的条件应当是正常商务条件。

第14.13条 公司违反前条规定提供贷款的，不论其贷款条件如何，收到款项的人应当立即偿还。 MP art.124

第14.14条 公司违反第14.12条第一款的规定所提供的贷款担保，不得强制公司执行；但下列情况除外： MP art.125

(一) 向公司或者其母公司的董事、监事、首席执行官和其他高级管理人员的相关人提供贷款时，提供贷款人不知情的；

(二) 公司提供的担保物已由提供贷款人合法地售予善意购买者的。

第14.15条 本章前述条款中所称担保，包括由保证人承担责任或者提供财产以保证义务人履行义务的行为。 MP art.126

第14.16条 公司董事、监事、首席执行官和其他高级管理人员违反对公司所负的义务时，除法律、行政法规规定的各种权利、补救措施外，公司有权采取以下措施： MP art.127

(一) 要求有关董事、监事、首席执行官和其他高级管理人员赔偿由于其失职给公司造成的损失；

(二) 撤销任何由公司与有关董事、监事、首席执行官和其他高级管理人员订立的合同或者交易，以及由公司与第三人(当第三人明知或者理应知道代表公司的董事、监事、首席执行官和其他高级管理人员违反了对公司应负的义务)订立的合同或者交易；

(三) 要求有关董事、监事、首席执行官和其他高级管理人员交出因违反义务而获得的收益；

(四) 追回有关董事、监事、首席执行官和其他高级管理人员收受的本应为公司所收取的款项，包括(但不限于)佣金；

(五) 要求有关董事、监事、首席执行官和其他高级管理人员退还因本应交予公司的款项所赚取的、或者可能赚取的利息。

第14 17条 公司应当就报酬事项与公司董事、监事订立书面合同，并经股东大会事先批准。前述报酬事项包括： MP art.128

(一) 作为公司的董事、监事或者高级管理人员的报酬；

(二) 作为公司的子公司的董事、监事或者高级管理人员的报酬；

(三) 为公司及其子公司的管理提供其他服务的报酬；

(四) 该董事或者监事因失去职位或者退休所获补偿的款项。

除按前述合同外，董事、监事不得因前述事项为其应获取的利益向公司提出诉讼。

第14.18条 公司在与公司董事、监事订立的有关报酬事项的合同中应当规定，当公司将被收购时，公司董事、监事在股东大会事先批准的条件下，有权取得因失去职位或者退休而获得的补偿或者其他款项。 MP art.129

前款所称公司被收购是指下列情况之一：

(一) 任何人向全体股东提出收购要约；

(二) 任何人提出收购要约，旨在使要约人成为控股股东。控股股东的定义与本章程第 7.6 条中的定义相同。

如果有关董事、监事不遵守本条规定，其收到的任何款项，应当归那些由于接受前述要约而将其股份出售的人所有，该董事、监事应当承担因按比例分发该等款项所产生的费用，该费用不得从该等款项中扣除。

第十五章 财务会计制度与利润分配

第15.1条 公司依照法律、行政法规和国务院财政主管部门制定的中国会计准则的规定，制定本公司的财务会计制度。 MP art.130

第15.2条 公司应当在每一会计年度终了时制作财务报告，并依法经会计师事务所审计。 MP art.131

公司会计年度采用公历日历年制，即每年公历一月一日起至十二月三十一日止为一个会计年度。公司采用人民币为记帐本位币。

第15.3条 公司董事会应当在每次股东年会上，向股东呈交有关法律、行政法规、地方政府及主管部门颁布的规范性文件所规定由公司准备的财务报告。 MP art.132

第15.4条 公司的财务报告应当在召开股东大会年会的20日以前备置于本公司，供股东查阅。公司的每个股东都有权得到本章中所提及的财务报告。 MP art.133

公司应当将财务报告连同资产负债表(包括中国法律、行政法规规定须予附载的各份文件)及损益帐或收支帐(含前述报告)或财务摘要报告以邮资已付的邮件寄给每个境外上市外资股股东。财务报告或财务摘要报告最迟须于股东大会年会前21天送达或寄至每名股东，收件人地址以股东名册登记的地址为准。 App3 5

第15.5条 公司的财务报表除应当按中国会计准则及法规编制外，还应当按国际或者境外上市地会计准则编制。如按两种会计准则编制的财务报表有重要出入，应当在财务报表附注中加以注明。公司在分配有关会计年度的税后利润时，以前述两种财务报表中税后利润数较少者为准。 MP art.134

第15.6条 公司公布或者披露的中期业绩或者财务资料应当按中国会计准则及法规编制，同时按国际或者境外上市地会计准则编制。 MP art.135

第15.7条 公司每一会计年度公布两次财务报告，即在一会计年度的前6个月结束后的60天内公布中期财务报告，会计年度结束后的120天内公布年度财务报告。 MP art.136

第15.8条 公司除法定的会计帐册外，不得另立会计帐册。 MP art.137

第15.9条 公司的中期会计报告及年度会计报告完成后，应按照中国有关证券法律、法规及公司股票上市的证券交易所的规定办理手续及公布。

第15.10条 公司分配当年税后利润时，应当提取利润的百分之十列入公司法定公积金。公司法定公积金累积金额为公司注册资本的百分之五十以上的，可以不再提取。

公司的法定公积金不足以弥补以前年度亏损的，在依照前款规定提取法定公积金之前，应当先用当年利润弥补亏损。

公司从税后利润中提取法定公积金后，经股东会或者股东大会决议，还可以从税后利润中提取任意公积金。

公司弥补亏损和提取公积金后所余税后利润，按照股东持有的股份比例分配，但本章程规定不按持股比例分配的除外。

股东大会违反前款规定，在公司弥补亏损和提取法定公积金之前向股东分配利润的，股东必须将违反规定分配的利润退还公司。公司持有的本公司股份不参与分配利润。

第15.11条　资本公积金包括下列款项： MP art.138

(一) 超过股票面额发行所得的溢价款；

(二) 国务院财政主管部门规定列人资本公积金的其他收人。

第15 12条　**公司的公积金用于弥补公司的亏损、扩大公司生产经营或者转为增加公司资本。但是，资本公积金将不用于弥补公司的亏损。**

法定公积金转为资本时，所留存的该项公积金将不少于转增前公司注册资本的25%。

第15.13条　于本章程第 15.10、15.11、15.12 条的限制下，年度股利将按股东持股比例在会计年度结束后六个月内分配。

第15.14条　公司可以下列形式分配股利： MP art.139

(一) 现金；

(二) 股票。

第15.15条　公司向股东分配股利时，应按中国税法规定代扣股东股利收入之应纳税金。

第15 16条　经股东大会授权，董事会可决定派发公司中期或特别股息的方案。

第15 17条　公司应当为持有境外上市外资股股份的股东委任收款代理人。收款代理人应当代有关股东收取公司就境外上市外资股股份分配的股利及其他应付的款项。 MP art.140

公司委任的收款代理人应当符合上市地法律或者证券交易所有关规定的要求。

公司为其在香港联交所挂牌上市的境外上市外资股股东委托的收款代理人，应当为依照香港《受托人条例》注册的信托公司。 A13D(1)(c)

第15.18条 公司有权以邮递方式发送股息单，也有权在下列情况出现时终止以邮递方式发送股息单： App3 13(1)

(一) 该等股息单至少连续两次未予提现；或者

(二) 该等股息单第一次未能送达收件人而遭退回。

第15.19条 对于在宣布有关股息之日至少六年后尚无人认领的股息，应由公司没收。 App3 3(2)

第15.20条 在符合下列两项规定的前提下，公司有权出售未能联络到的股东的股份： App3 13(2)

(一) 有关股份于12年内至少已三次派发股息，而于该段期间内无人认领股息；

(二) 公司在12年届满后于报章上刊登（见《香港联合交易所有限公司证券上市规则》的定义）广告，说明其拟将股份出售的意向，并通知香港联交所有关该意向。

第十六章　会计师事务所的聘任

第16.1条 公司应当聘用符合国家有关规定的、独立的会计师事务所，审计公司的年度财务报告，并审核公司的其他财务报告。 MP art.141

公司的首任会计师事务所可以由创立大会在首次股东年会前聘任，该会计师事务所的任期在首次股东年会结束时终止。

创立大会不行使前款规定的职权时，由董事会行使该职权。

第16.2条 公司聘用会计师事务所的聘期，自公司本次股东年会结束时起至下次股东年会结束时为止。 MP art.142

第16.3条 经公司聘用的会计师事务所享有下列权利： MP art.143

(一) 随时查阅公司的帐簿、记录或者凭证，并有权要求公司的董事、首席执行官或者其他高级管理人员提供有关资料和说明；

(二) 要求公司采取一切合理措施，从其子公司取得该会计师事务所为履行职务而必需的资料和说明；

(三) 出席股东会议，得到任何股东有权收到的会议通知或者与会议有关的其他信息，在任何股东会议上就涉及其作为公司的会计师事务所的事宜发言。

MP art.144

第16.4条　如果会计师事务所职位出现空缺，董事会在股东大会召开前，可以委任会计师事务所填补该空缺。但在空缺持续期间，公司如有其他在任的会计师事务所，该等会计师事务所仍可行事。

第16.5条　不论会计师事务所与公司订立的合同条款如何规定，股东大会可以在任何会计师事务所任期届满前，通过普通决议决定将该会计师事务所解聘。有关会计师事务所如有因被解聘而向公司索偿的权利，有关权利不因此而受影响。　MP art.145

第16.6条　会计师事务所的报酬或者确定报酬的方式由股东大会决定。由董事会聘任的会计师事务所的报酬由董事会确定。　MP art.146

第16.7条　公司聘用、解聘或者不再续聘会计师事务所由股东大会作出决定，并报国务院证券主管机构备案。　MP art.147

第16.8条　股东大会在拟通过决议，聘任一家非现任的会计师事务所，以填补会计师事务所职位的任何空缺，或续聘一家由董事会聘任填补空缺的会计师事务所或者解聘一家任期未届满的会计师事务所时，应当符合下列规定：　A13D (1)(e)(i)

(一) 有关聘任或解聘的提案在股东大会会议通知发出之前，应当送给拟聘任的或者拟离任的或者在有关会计年度已离任的会计师事务所。(离任包括被解聘、辞聘和退任。)

(二) 如果即将离任的会计师事务所作出书面陈述，并要求公司将该陈述告知股东，除非公司收到书面陈述过晚，否则应当采取以下措施：

(1) 在为作出决议而发出的通知上说明将离任的会计师事务所作出了陈述；

(2) 将该陈述副本送出给每位有权得到股东大会会议通知的股东。

(三) 如果公司未将有关会计师事务所的陈述按本款(二)项的规定送出，有关会计师事务所可要求该陈述在股东会议上宣读，并可以进一步作出申诉。

(四) 离任的会计师事务所有权出席以下的会议：

(1) 其任期应到期的股东大会；

(2) 为填补因其被解聘而出现空缺的股东大会；

(3) 因其主动辞聘而召集的股东大会。

离任的会计师事务所有权收到前述会议的所有通知或者与会议有关的其他信息，并在前述会议上就涉及其作为公司前任会计师事务所的事宜发言。

第16.9条 公司解聘或者不再续聘会计师事务所，应当事先通知会计师事务所，会计师事务所有权向股东大会陈述意见。会计师事务所提出辞聘的，应当向股东大会说明公司有无不当情事。 MP art.148

第16.10条 会计师事务所可以将辞聘书面通知置于公司住所的方式辞去其职务。通知在其置于公司住所之日或者通知内注明的较迟日期生效。该通知应当包括下列陈述： A13D (1)(e)(ii)

(一) 认为其辞聘并不涉及任何应该向公司股东或者债权人交代情况的声明；或者

(二) 任何应当交代情况的陈述。

第16.11条 公司收到本章程第 16.10 条所指的书面通知的 14 日内，应当将该通知复印件送出给主管机关。如果通知载有本章程第 16.10 条(二)项提及的陈述，公司应当将该通知的副本送给每位有权得到公司财务状况报告的人士。 A13D (1)(e)(iii)

第16.12条 如果会计师事务所的辞聘通知载有本章程第 16.10 条(二)项所提及的陈述，会计师事务所可要求董事会召集临时股东大会，听取其就辞聘有关情况作出的解释。 A13D (1)(e)(iv)

第十七章　保　险

第17.1条 本公司各类保险需向在中国注册及中国法律允许向中国公司提供保险业务的保险公司投保。

第17.2条 保险的种类、投保金额、保险期及其他保险条款，由公司董事会根据其他国家同类行业公司的作法及中国的惯例及法律要求讨论决定。

第十八章　劳动管理

第18.1条 公司根据中国法律、法规和有关行政规章制定公司的劳动管理、人事管理、工资福利和社会保险等制度。

第18.2条 公司对各级管理人员实行聘任制，对普通员工实行合同制。公司可自主决定人员配置，并有权自行招聘和依据法规和合同的规定辞退

管理人员及员工。

第18.3条　公司有权依据自身的经济效益，并在有关行政规章规定的范围内自主决定公司各级管理人员及各类员工的工资性收入和福利待遇。

第18.4条　公司依据中国政府及地方政府的有关行政规章，安排公司管理人员及员工的医疗保险、退休保险和待业保险，执行关于退休和待业职工的劳动保险的法律法规及有关规定。

第十九章　工会组织和党组织

第19.1条　公司职工有权根据《中华人民共和国工会法》组织工会，开展工会活动，维护职工合法权益。公司应当为本公司工会提供必要的活动条件。公司工会代表职工就职工的劳动报酬、工作时间、福利、保险和劳动安全卫生等事项依法与公司签订集体合同。

公司依照宪法和有关法律的规定，通过职工代表大会或者其他形式，实行民主管理。

公司研究决定改制以及经营方面的重大问题、制定重要的规章制度时，应当听取公司工会的意见，并通过职工代表大会或者其他形式听取职工的意见和建议。

第19.2条　公司根据中国共产党章程的规定，设立中国共产党的组织，开展党的活动。公司应当为党组织的活动提供必要条件。

第二十章　公司的合并与分立

第20.1条　公司合并或者分立，应当由公司董事会提出方案，按本章程规定的程序通过后，依法办理有关审批手续。反对公司合并、分立方案的股东，有权要求公司或者同意公司合并、分立方案的股东，以公平价格购买其股份。公司合并、分立决议的内容应当作成专门文件，供股东查阅。对境外上市外资股股东，前述文件还应当以邮件方式送达。　MP art.149

第20.2条　公司合并可以采取吸收合并和新设合并两种形式。　MP art.150

公司合并，应当由合并各方签订合并协议，并编制资产负债表及财产清单。公司应当自作出合并决议之日起10日内通知债权人，并于30日内在报纸上公告。

公司合并后，合并各方的债权、债务，由合并后存续的公司或者新设的公司承继。

MP art.151

第20.3条 公司分立，其财产应当作相应的分割。

公司分立，财产作相应的分割，并应当编制资产负债表及财产清单。公司应当自作出分立决议之日起 10 日内通知债权人，并于 30 日内在报纸上公告。

公司分立前的债务按所达成的协议由分立后的公司承担。

第20.4条 公司合并或者分立，登记事项发生变更的，应当依法向公司登记机关办理变更登记；公司解散的，依法办理公司注销登记；设立新公司的，依法办理公司设立登记。 MP art.152

第二十一章 公司解散和清算

第21.1条 公司有下列情形之一的，应当解散并依法进行清算： MP art.153

(一) 股东大会决议解散；

(二) 因公司合并或者分立需要解散；

(三) 公司因不能清偿到期债务被依法宣告破产；

(四) 公司违反法律、行政法规被依法责令关闭。

公司因前条(一)项、第(三)项、第(四)项规定解散的，应当在结算事由出现之日起 15 日内成立清算组，开始清算。清算组由董事或股东大会以普通决议的方式确定的人员组成。逾期不成立清算组进行清算的，债权人可以申请人民法院指定有关人员组成清算组进行清算。 MP art.154

第21.2条 如董事会决定公司进行清算(因公司宣告破产而清算的除外)，应当在为此召集的股东大会的通知中，声明董事会对公司的状况已经做了全面的调查，并认为公司可以在清算开始后 12 个月内全部清偿公司债务。股东大会进行清算的决议通过之后，公司董事会的职权立即终止。 MP art.155

清算组应当遵循股东大会的指示，每年至少向股东大会报告一次清算组的收入和支出，公司的业务和清算的进展，并在清算结束时向股东大会作最后报告。

第21.3条 清算组应当自成立之日起 10 日内通知债权人，并于 60 日内在报纸上公告。债权人应当自接到通知书之日起 30 内，未接到通知书的自公告之日起 45 日内，向清算组申报其债权。 MP art.156

第21.4条 清算组在清算期间行使下列职权： MP art.157

(一) 清理公司财产，分别编制资产负债表和财产清单；

(二) 通知或者公告债权人；

(三) 处理与清算有关的公司未了结的业务；

(四) 清缴所欠税款以及清算过程中产生的税款；

(五) 清理债权、债务；

(六) 处理公司清偿债务后的剩余财产；

(七) 代表公司参与民事诉讼活动。

第21.5条 清算组在清理公司财产、编制资产负债表和财产清单后，应当制定清算方案，并报股东大会或者人民法院确认。 MP art.158

公司财产按下列顺序清偿：

(一) 清算费用；

(二) 所欠本公司职工工资；

(三) 社会保险费用和法定补偿金；

(四) 缴纳所欠税款；

(五) 清偿公司债务。

公司财产按前款规定清偿后的剩余财产，由公司股东按其持有股份的种类和比例进行分配。

清算期间，公司存续，但不得开展与清算无关的经营活动。

第21.6条 清算组在清理公司财产、编制资产负债表和财产清单后，发现公司财产不足清偿债务的，应当依法向人民法院申请宣告破产。 MP art.159

公司经人民法院裁定宣告破产后，清算组应当制作清算事务移交给人民法院。

第21.7条 公司清算结束后，清算组应当制作清算报告以及清算期内收支报表和财务帐册，经中国注册会计师验证后，报股东大会或者人民法院确认。清算组应当自股东大会或者人民法院确认之日起 30 日内，将前述文件报送公司登记机关，申请注销公司登记，公告公司终止。 MP art.160

第二十二章　本章程的修订程序

第22.1条　公司根据法律、行政法规及本章程的规定，可以修改本章程。　MP art.161

第22.2条　本章程修改程序如下：

(一) 由董事会依本章程通过决议，建议股东大会修改本章程并拟定修改方案；

(二) 将修改方案通知股东，并召集股东大会进行表决；

(三) 在遵守本公司章程有关规定的前提下，提交股东大会表决的修改内容应以特别决议通过。

第22.3条　本章程的修改，涉及《必备条款》内容的，经国务院授权的公司审批部门和中国证券监督管理委员会批准后生效；涉及公司登记事项的，应当依法办理变更登记。　MP art.162

第二十三章　争议的解决

第23.1条　公司遵从下述争议解决规则：　MP art.163

(一) 凡境外上市外资股股东与公司之间，境外上市外资股股东与公司董事、监事、首席执行官或者其他高级管理人员之间，境外上市外资股股东与内资股股东之间，基于本章程、《公司法》及其他有关法律、行政法规所规定的权利义务发生的与公司事务有关的争议或者权利主张，有关当事人应当将此类争议或者权利主张提交仲裁解决。

有关股东界定、股东名册的争议，可以不用仲裁方式解决。

(二) 申请仲裁者可以选择中国国际经济贸易仲裁委员会按其仲裁规则进行仲裁，也可以选择香港国际仲裁中心按其证券仲裁规则进行仲裁。

(三) 申请仲裁者将争议或者权利主张提交仲裁后，对方必须在申请者选择的仲裁机构进行仲裁。

如申请仲裁者选择香港国际仲裁中心进行仲裁，则任何一方可以按香港国际仲裁中心的证券仲裁规则的规定请求该仲裁在深圳进行。

(四) 以仲裁方式解决因(一)项所述争议或者权利主张，适用中华人民共和国的法律；但法律、行政法规另有规定的除外。

（五）仲裁机构作出的裁决是终局裁决，对各方均具有约束力。

第二十四章　通　知

第24.1条　公司的通知可以下列形式发出：

（一）以专人送出；

（二）以邮件方式送出；

（三）以传真或电子邮件方式进行；

（四）在符合法律、行政法规及上市地上市规则的前提下，以在公司及香港联交所指定的网站上发布方式进行；

（五）以公告方式进行；

（六）公司或受通知人事先约定或受通知人收到通知后认可的其他形式；

（七）上市地有关监管机构认可或本章程规定的其他形式。

本章程所述"公告"，除文义另有所指外，就向内资股股东发出的公告或按有关规定及本章程须于中国境内发出的公告而言，是指在中国的报刊上刊登公告，有关报刊应当是符合中国法律、行政法规规定的；就向外资股股东发出的公告或按有关规定及本章程须于香港或其他国家或地区向境外上市外资股股东发出的公告而言，该公告必须按有关国家或地区的法律法规的要求在指定的报章上刊登。

第24.2条　除本章程另有规定外，前条规定的发出通知的各种形式，适用于公司召开的股东大会、董事会和监事会的会议通知。

第24.3条　股东或董事向公司送达的任何通知、文件、资料或书面声明可由专人或以挂号邮件方式送往公司之法定地址。

第24.4条　公司通知以专人送出的，由被送达人在送达回执上签名（或盖章），被送达人签收日期为送达日期；公司通知以邮件送出的，以交付邮局之日为送达日期；公司通知以传真或电子邮件或网站发布方式发出的，发出日期为送达日期；公司通知以公告方式送出的，第一次公告刊登日为送达日期。有关公告在符合有关规定的报刊上刊登。

第二十五章　本章程的解释和定义

第25.1条　本章程的解释权属于公司董事会，本章程未尽事宜，由董事会提交股东大会决议通过。

第25.2条 本章程由中英文写成，以中文为准。

第25.3条 下列名词和词语在本章程内具有如下意义，根据上下文具有其他意义的除外：

“本章程”	指	公司章程
“董事会”	指	公司董事会
“董事长”	指	董事会的董事长
“副董事长”	指	董事会的副董事长
“董事”	指	公司的任何董事
“境外上市外资股”	指	公司任何境外上市外资股
“公司住所”	指	中华人民共和国上海市杨新东路 24 号 316-318 室
“人民币”	指	中国的法定货币
“董事会秘书”	指	董事会委任的董事会秘书
“中国”及“国家”	指	中华人民共和国
“香港联交所”	指	香港联合交易所有限公司
“公司”	指	本公司，即上海锦江国际酒店（集团）股份有限公司
“会计师事务所”	指	含义与《香港联合交易所有限公司证券上市规则》中所称的核数师相同 MP art.11
LR	指	《香港联合交易所有限公司证券上市规则》
MP	指	《到境外上市公司章程必备条款》
App 3	指	《香港联合交易所有限公司证券上市规则》附录三
App 14	指	《香港联合交易所有限公司证券上市规则》附录十四
A13D	指	《香港联合交易所有限公司证券上市规则》附录十

（此页无正文）


上海锦江国际酒店（集团）股份有限公司

上海锦江国际酒店（集团）股份有限公司

公司法定代表人签字：


锦江国际（集团）有限公司

股东：锦江国际（集团）有限公司


上海市华亭（集团）有限公司

上海市华亭（集团）有限公司


上海锦江国际酒店（集团）股份有限公司


RECEIVED
2007 FEB -8 A 9:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

上海锦江国际酒店（集团）股份有限公司

SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED

(A joint stock company incorporated in the People's Republic of China with limited liability)

ARTICLES OF ASSOCIATION

(Passed by the Second Extraordinary General Meeting of the Company on 19 November 2006)

CHAPTER I - GENERAL PRINCIPLES

Article 1.1

Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company" is a joint stock limited company established in accordance with the Company Law of the People's Republic of China (《中華人民共和國公司法》, hereinafter referred to as the "Company Law"), the Special Regulations of the State Council relating to the Overseas Offering and Listing of Shares by Joint Stock Limited Companies of the State Council (《國務院關於股份有限公司境外募集股份及上市的特別規定》, hereinafter referred to as the "Special Regulations") and other relevant laws and administrative regulations of the State.

MP art. 1

Having been approved by the "Approval Reply in respect of the Agreement to establish Shanghai Jin Jiang International Hotels (Group) Company Limited" (Hu Fu Fa Gai Sheng [2005] No.012) (《关于同意设立上海锦江国际酒店（集团）股份有限公司的批复》(沪府发改审[2005]第 012 号)) issued by the Shanghai Municipal People's Government, the Company is established by means of promotion, and obtained its business licence by registering with the Shanghai Municipal Administration of Industry and Commerce on 11 January 2006. The Company's business licence number is: 3100001003780.

The Promoters of the Company are: Jin Jiang International (Group) Company Limited (锦江国际（集团）有限公司) and Shanghai Hua Ting (Group) Company Limited (上海市华亭（集团）有限公司). The shareholders of the Company prior to the initial public offering of overseas-listed foreign shares (as defined in Article 3.4 herein) are Jin Jiang International (Group) Company Limited and Shanghai Hua Ting (Group) Company Limited, and the shares held by them are state-owned shares and legal person shares.

Article 1.2

MP art.2

The registered name of the Company

In Chinese: 上海锦江国际酒店（集团）股份有限公司

In English: Shanghai Jin Jiang International Hotels (Group) Company Limited

Article 1.3

MP art. 3

Residence of the Company: Room 316-318, 24 Yang Xin Dong Road, Shanghai, the People's Republic of China

Postal code: 200122

Telephone number: 8621-58300403

Facsimile number: 8621-50816260

Article 1.4

MP art. 4

The legal representative of the Company shall be the chairman of the Company.

Article 1.5

The Company, which is a joint stock limited company in perpetual existence, is an independent legal person within the jurisdiction and protection of the laws, regulations and other provisions of the PRC.

MP art. 5

Article 1.6

All the capital of the Company shall be divided into shares of equal nominal value. The liability of the shareholders towards the Company shall be limited to the extent of the amount of their respective shareholdings in the Company. The liability of the Company in its debts shall be the amount of all its assets.

Article 1.7

The Articles of Association are amended pursuant to the relevant provisions of the Company Law, the "Mandatory Provisions for Articles of Association of Companies to be listed Overseas" (《到境外上市公司章程必備條款》, hereinafter referred to as the "Mandatory Provisions"), the "Letter of Opinion on the Supplementary Amendments to Articles of Associations by Companies to be Listed in Hong Kong" (《關於到香港上市公司對公司章程作補充修改的意見的函》, hereinafter referred to as the "Letter Opinion on Supplementary Amendments") and other relevant laws and regulations of the PRC. Unless otherwise provided by the Company Law or other relevant laws and regulations, any article incorporated in the Articles of Association pursuant to the requirements of the Mandatory Provisions shall not be amended or deleted.

Article 1.8

Subsequent to the passing of the extraordinary general meeting of the Company by way of a special resolution and the approval of the relevant competent authority of the State, the Articles of Association shall become effective from the date of its registration with the industry and commerce administration and supervisory authority and replace completely the Articles of Association originally registered with the industry and commerce administration and supervisory authority.

MP art. 6

From the date on which the Articles of Association become effective, the Articles of Association shall constitute a legally binding document regulating the organisation and activities of the Company, the rights and obligations between the Company and each shareholder and amongst the shareholders *inter se*.

Article 1.9

The Articles of Association shall be binding on the Company and its shareholders, directors, supervisors, chief executive officer and other senior management officers; each of the aforesaid parties may make claims in relation to matters of the Company in accordance with the Articles of Association.

MP art. 7

Shareholders may institute legal proceedings against the Company in accordance with the Articles of Association, and so may the Company against shareholders, shareholders against each other and shareholders against the directors, supervisors, chief executive officer and other senior management

officers of the Company.

"Proceedings" as referred to in the preceding paragraph shall include the proceedings taken to courts of law or arbitrations taken to arbitration authorities.

Article 1.10

The Company may invest in other limited liability companies or joint stock limited companies and assume liabilities of such investee companies.

MP art. 8

Article 1.11

"Other senior management officers" as referred in the Articles of Association shall include executive president, vice presidents, chief financial officer, secretary to the board of directors and other officers specified by the Articles of Association

CHAPTER 2 - OBJECTS AND SCOPE OF OPERATION

Article 2.1

The purpose of the Company's operation shall be: to develop various domestic and international operational sectors, to focus on scale operations and chain operations and to capitalise on the competitive advantages in assets, brand-names, talents and management with economic returns as the centre, service quality as the life and hotel industry as the base by building a multinational conglomerate with core competitiveness in domestic and international markets and to realise the largest returns to shareholders.

MP art. 9

Article 2.2

The scope of operations of the Company shall include: corporate investment management, domestic trade, leasing of its own offices and apartments, technical training and consultancy of related projects (any of the aforesaid scope of operations which is subject to permission is operating under permit).

MP art. 10

The scope of operations of the Company shall be limited to the scope of operations approved by the industry and commerce administration and supervisory authority. The Company may vary the scope of operations and establish domestic and overseas branch organisations in response to changes in market conditions and its business requirements, subject to approval of approving authorities.

CHAPTER 3 - SHARES AND REGISTERED CAPITAL

Article 3.1

The Company may at any time create ordinary shares. The Company may, depending on requirements and subject to the approval of companies approving authorities mandated by the State Council, create other classes of shares.

MP art. 11

Article 3.2

Shares issued by the Company shall have a nominal value and the nominal value of each share shall be RMB1.

MP art. 12

Article 3.3

Subject to approval of securities competent authorities under the State Council, the Company may issue shares to both domestic and overseas investors.

MP art. 13

"Overseas investors" referred to in the preceding paragraph shall include investors from overseas, Hong Kong, Macau and Taiwan who have subscribed for the shares issued by the Company. "Domestic investors" shall include those investors within the PRC other than the aforesaid territories, who have subscribed for the shares issued by the Company.

Article 3.4

Shares issued by the Company to domestic investors for subscription in RMB shall be called Domestic Shares. Shares issued by the Company to foreign investors for subscription in foreign currency shall be called Foreign Shares. Foreign Shares listed overseas shall be called Overseas-listed Foreign Shares.

MP art. 14

Overseas-listed Foreign Shares issued by the Company and listed in Hong Kong shall be called H Shares. H Shares shall refer to shares of which listing has been approved by The Stock Exchange of Hong Kong Limited (hereinafter referred to as the "Hong Kong Stock Exchange"), with its nominal value denominated in RMB and subscribed for and traded in Hong Kong Dollars. H Shares shall also be listed in any stock exchanges within the United States of America in the form of America Depositary Receipts.

Subject to the approval of the securities regulatory and supervisory authorities of the State Council, the holders of Domestic Shares of the Company may transfer their shareholdings to overseas investors for listing and dealing overseas. Shares so transferred for listing and dealing on overseas stock exchanges shall comply with the regulatory procedures, provisions and requirements of the overseas stock markets, and such circumstances do not require the voting of a class meeting held for such purposes.

"Foreign currency" referred in the preceding paragraph shall include the legal tender of the other countries and territories, other than RMB, which are recognised by the foreign exchange competent authority of the State for payment of share monies to companies.

Article 3.5

Subject to the approval of companies approving authorities mandated by the State Council and the full exercise of the 15% over-allotment option, the Company may issue a total number of 4,565,000,000 ordinary shares. At the time of its establishment, the Company issued a total number of 3,300,000,000 ordinary shares to the Promoters, accounting for 72.29% of the total number of ordinary shares issuable by the Company. Subsequent to its establishment, the Company may issue not less than 1,100,000,000

MP art. 15

ordinary shares and not more than 1,265,000,000 ordinary shares (inclusive of the over-allotment option of 15%), all of which are Overseas-listed Foreign Shares (H Shares), accounting for not less than 25% and not more than 27.71% of the total number of ordinary shares issuable by the Company.

Article 3.6

With the approval of the Shanghai Municipal People's Government, the Company is established by means of promotion, with Jin Jiang International (Group) Company Limited and Shanghai Hua Ting (Group) Company Limited as the Promoters, through the conversion of the establishment of the original Shanghai Jin Jiang International Hotels (Group) Company Limited into a joint stock limited company.

MP art. 16
App 3.9

At the time of establishment, the share capital structure of the Company was: 3,300,000,000 ordinary shares, of which 3,135,000,000 shares and 165,000,000 shares were held by the Promoters, Jin Jiang International (Group) Company Limited and Shanghai Hua Ting (Group) Company Limited respectively, representing 95% and 5% respectively of the total number of shares of the Company. Having its capital verified with certification by a capital verification organisation duly established under the law, the Promoters have fully paid up their contribution as of 22 December 2005.

The Company shall issue not more than 1,265,000,000 new shares (inclusive of the part of the over-allotment option of 15%) at its initial public offering. Jin Jiang International (Group) Company Limited and Shanghai Hua Ting (Group) Company Limited, the holders of state-owned shares, shall allocate not more than 126,500,000 state-owned shares, based on 10% of the actual new shares to be issued, to the holding of the National Council for Social Security Fund and to convert them into Overseas-listed Foreign Shares at the time of issue of the new shares.

In the event that the over-allotment option is fully exercised, the share capital structure of the Company subsequent to its initial public offering of Overseas-listed Foreign Shares and reduction in holdings of state-owned shares and its listing on the Main Board of The Stock Exchange of Hong Kong Limited shall be: 4,565,000,000 ordinary shares, of which: 3,173,500,000 shares are Domestic Shares which are Promoters Shares; 1,391,500,000 shares are Overseas-listed Foreign Shares (inclusive of the 126,500,000 shares held by the National Council for Social Security Fund).

In the event that the over-allotment option is not exercised, the share capital structure of the Company subsequent to its initial public offering of Overseas-listed Foreign Shares and reduction in holdings of state-owned shares and its listing on the Main Board of The Stock Exchange of Hong Kong Limited shall be: 4,400,000,000 ordinary shares, of which: 3,190,000,000 shares are Domestic Shares which are Promoters Shares; 1,210,000,000 shares are Overseas-listed Foreign Shares (inclusive of the 110,000,000 shares held by the National Council for Social Security Fund).

For each of the above changes in registered capital, the Company shall determine the actual amount of the registered capital of the Company in accordance with the capital verification report issued by the certified public accountant and register the corresponding changes in registered capital with the Shanghai Municipal

Administration for Industry and Commerce and file with the companies approving department mandated by the State Council and the competent securities authority of the State Council for record.

Article 3.7

MP art. 17

The board of directors of the Company may conduct arrangements for separate issues of Overseas-listed Foreign Shares and Domestic Shares upon approval of the Company's plans for such issues by the competent securities authority of the State Council.

The Company may conduct separate issues of Overseas-listed Foreign Shares and Domestic Shares within 15 months from the date of approval by the China Securities Regulatory Commission according to the provision in the preceding paragraph.

Article 3.8

MP art. 18

When the Company issues Overseas-listed Foreign Shares and Domestic Shares separately, the total number of shares to be issued for each class as specified in the issue plan shall be issued in full in one exercise. Where such shares cannot be issued in full in one exercise under exceptional circumstances, issues may be conducted separately upon the approval of the China Securities Regulatory Commission.

Article 3.9

MP art. 19

The registered capital of the Company shall increase to RMB4,400,000,000 following the completion of the issue of Overseas-listed Foreign Shares of the Company referred to in Article 3.6 above. In the event that the over-allotment option is fully exercised, the registered capital shall be RMB4,565,000,000.

Article 3.10

MP art. 20

The Company may, according to its requirements for operation and development, approve the increase of its capital in accordance with relevant provisions of the Articles of Association.

The Company may increase its capital by means of the following:

(1) An offering of new shares to non-designated investors;

(2) An issue of new shares by way of rights to existing shareholders;

(3) An issue of new shares to existing shareholders by way of bonus;

(4) Other means as permitted by laws and administrative regulations.

The Company's increase of capital by means of issue of new shares shall be processed in accordance with procedures stipulated by relevant laws and administrative regulations of the State subsequent to approval in accordance with provisions of the Articles of Association.

Article 3.11

MP art. 21

App 3.1(2)

Unless otherwise provided under laws or administrative regulations, fully-paid up shares of the Company shall be freely transferable and not subject to any lien.

CHAPTER 4 - CAPITAL REDUCTION AND REPURCHASE OF SHARES

Article 4.1

MP art. 22

In accordance with the provisions of the Articles of Association, the Company may reduce its registered capital.

Article 4.2

MP art. 23

In the event of a reduction in registered capital, the Company must prepare its balance sheet and an inventory list of assets.

The Company shall notify its creditors within 10 days from the date of the Company's resolution for reduction of registered capital and shall make a public announcement within 30 days of the date of such resolution. A creditor shall have the right to demand the Company to repay its debts or provide a corresponding guarantee for such debt within 30 days of receiving the notice from the Company or, in the case of a creditor who has not received any notice, within 45 days of the date of the public announcement.

The registered capital of the Company subsequent to the reduction shall not be lower than the statutory minimum amount.

Article 4.3

MP art. 24

Subject to the approval of the relevant competent authorities of the State, the Company may repurchase its outstanding issued shares in accordance with the procedures stipulated in the Articles of Association in the following circumstances:

(1) Cancellation of shares for the purpose of reduction of the Company's capital;

(2) Merger with another company holding shares in the Company;

(3) Granting incentive shares to workers of the Company;

(4) Requesting the Company to purchase its own shares where shareholders object to the merger or demerger resolution of a general meeting;

(5) Other circumstances permitted by laws and administrative regulations.

Article 4.4

MP art. 25

Subject to the approval of the relevant competent authorities of the State, the Company may repurchase shares by one of the following means:

(1) Tender offer to all shareholders on a pro-rata basis;

(2) Repurchase by means of open trading on a stock exchange;

(3) Repurchase by means of an off-market agreement.

Article 4.5

MP art. 26

Where the Company repurchases its shares by an off-market agreement, prior sanction by the general meeting shall be obtained in accordance with the provisions of the Articles of Association. Subject to the

same prior sanction by the general meeting, the Company may cancel or vary the contract entered into in the aforesaid manner or waive any of its rights thereunder.

The aforesaid share repurchase contract shall include (but not limited to) an agreement to undertake obligations for repurchasing shares and to acquire rights to repurchase shares.

The Company may not assign contract for the repurchase of its shares or any rights thereunder.

Article 4.6

App 3.8 (1) &(2)

Where the Company is empowered to repurchase redeemable shares, if the repurchase is not by way of open trading or by way of tender offer, its prices shall not exceed a highest price cap; if the repurchase is by way of tender offer, the tender shall be offered to all shareholders on the same conditions alike.

MP art. 27

Subsequent to shares purchased by the Company in accordance with the provisions of Article 4.3, purchases under Article 4.3(1) shall be cancelled within ten days from the date of purchase; purchases under Article 4.3(2) and (4) shall be transferred or cancelled within six months.

Shares purchased by the Company in accordance with the provisions of Article 4.3(3), shall not exceed 5% of the total number of issued shares of the Company; funds used for purchases shall pay out of the profit after tax of the Company; the shares so purchased shall be transferred to the workers within one year.

The amount of the Company's registered capital shall be reduced by the aggregate nominal value of the shares cancelled.

Article 4.7

MP art. 28

Save for the Company in the course of liquidation, it must comply with the following provisions in relation to the repurchase of its outstanding issued shares:

(1) Where the Company is repurchasing shares at nominal value, the amount payable shall be paid out of the book balance of distributable profit of the Company and the proceeds from the fresh issue conducted in connection with the repurchase of existing shares;

(2) Where the Company is repurchasing shares at a premium to its nominal value, an amount up to the nominal value shall be paid out of the book balance of distributable profit of the Company and the proceeds from the fresh issue conducted in connection with the repurchase of existing shares. The amount in excess of the nominal value shall be dealt with as follows:

   1. To be paid out of the book balance of distributable profit of the Company if the shares being repurchased were issued at nominal value;

   2. To be paid out of the book balance of distributable profit of the Company and the proceeds from the issue of new shares conducted in connection with the repurchase of existing shares if the shares being repurchased were issued at a premium to its nominal value, provided that the amount paid out of the proceeds of the new issue shall not exceed the aggregate amount of

premium received by the Company at the time of the issue of the shares repurchased or the amount (including the premium on the fresh issue) standing on the Company's share premium account;

(3) Payments by the Company in consideration of the following shall be made out of the Company's distributable profit:

1. The acquisition of rights to repurchase its shares;
2. The variation of any contract to repurchase its shares;
3. The release of any of the Company's obligations under the share repurchase contracts.

(4) Subsequent to the reduction of the Company's registered capital by the total nominal value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profit of the Company for paying up the nominal value of the repurchased shares shall be transferred to the Company's share premium account.

CHAPTER 5 - FINANCIAL ASSISTANCE FOR REPURCHASE OF SHARES IN THE COMPANY

Article 5.1

MP art. 29

Neither the Company nor its subsidiaries shall at any time provide any financial assistance in any manner to a person who is acquiring or is proposing to acquire shares in the Company. The said acquirer of shares of the Company shall include a person who undertakes obligations, directly or indirectly, as a result of acquiring shares in the Company.

Neither the Company nor its subsidiaries shall at any time provide financial assistance in any manner to the aforesaid acquirer for the purpose of reducing or discharging his or her obligations.

The provisions of this Article shall not apply to the circumstances described in Article 5.3 of the Articles of Association.

Article 5.2

MP art. 30

Financial assistance referred to in this chapter shall include (but not limited to) the following means:

(1) a gift;

(2) a guarantee (including the provision of property by the guarantor to secure the performance of obligations by the obligor), or compensation (other than compensation in respect of the Company's own default), or the release or waiver of any rights;

(3) a loan or an agreement under which the Company's obligations are to be fulfilled prior to the obligations of the other party, or the novation of the parties or the assignment of any rights under such loan or agreement;

(4) Any other means of financial assistance provided by the Company under insolvency or in the absence of net assets or which would result in significant reduction of its net assets.

The undertaking of obligations referred to in this Chapter shall include obligations undertaken as a result of

a change in the obligor's financial position following the execution of contracts or arrangements (whether or not the contract or arrangement is enforceable, and whether made on his or her own account or in joint liability with any other persons), or by any other means.

Article 5.3

The following activities shall not be deemed as prohibited activities under Article 5.1 of the Articles of Association:

MP art. 31

(1) The provision of financial assistance by the Company where the financial assistance is given in good faith for the interest of the Company, and the principal purpose in giving the financial assistance is not for the acquisition of the shares in the Company, or the giving of the financial assistance is an incidental part of some larger purpose of the Company;

(2) The lawful distribution of the Company's assets by way of dividend;

(3) The allotment of bonus shares as distribution of dividends;

(4) The reduction of registered capital, repurchase of shares, or reorganisation of the share capital structure of the Company effected in accordance with the provisions of the Articles of Association;

(5) The provision of loans by the Company within its scope of operations in the ordinary course of its business (provided that the net assets of the Company are not thereby reduced or that the financial assistance is provided out of distributable profit of the Company to the extent such net assets are reduced);

(6) The Company's monetary contributions to staff and workers' share schemes (provided that the net assets of the Company are not thereby reduced or that the financial assistance is provided out of distributable profit of the Company to the extent such net assets are reduced).

CHAPTER 6 - SHARE CERTIFICATES AND REGISTERS OF MEMBERS

Article 6.1

A share certificate is a certificate issued by the Company certifying the share held by a shareholder. A share certificate shall be issued either in bookkeeping counterfoil or paper form or in other forms prescribed by the competent securities authority of the State Council pursuant to the requirements of the share issue and the relevant government and authorities of the place of listing.

Article 6.2

MP art. 32

The share certificate of the Company shall be in the registered form.

Other than those required by the Company Law, the particulars to be set out on each share certificate of the Company shall include other particulars required to be set out by the stock exchange where the shares of the Company are listed.

Article 6.3

The share certificate of the Company shall be signed by the chairman. It shall also be signed by other senior

MP art. 33

App 3.2(1)

management officers of the Company if so required by the stock exchange on which the Company's shares are listed. A share certificate of the Company shall become effective after the company seal (or the special seal for the Company's securities) is stamped or printed thereon. The stamping of the company seal or the special seal for the Company's securities on the share certificates shall require the sanction of the board of directors. The signature of the chairman or other relevant senior management officer on the share certificate may also be in printed form.

Article 6.4

MP art. 34

The Company shall establish a register of members to keep record of the following:

(1) The name, address (residence), and occupation or nature of business of each shareholder;
(2) The class and number of shares held by each shareholder;
(3) The amounts paid or payable for shares held by each shareholder;
(4) The serial number of the shares held by each shareholder;
(5) The date of registration as a shareholder of each shareholder of the Company;
(6) The date on which each shareholder ceases to be a shareholder of the Company.

Unless the contrary is proved, the register of members shall be sufficient evidence of the shares in the Company held by shareholders.

Article 6.5

MP art. 35
A13D

The Company may keep its register of members of Overseas-listed Foreign Shares at an overseas location and appoint an overseas agent to manage the same in accordance with the mutual understanding and agreement between competent securities authorities of the State Council and overseas securities regulatory authorities. The original copy of the register of holders of Overseas-listed Foreign Shares listed in Hong Kong shall be placed at Hong Kong.

A duplicate copy of the register of members of the Overseas-listed Foreign Shares shall be placed at the Company's residence; the overseas agent so appointed shall ensure that the original copy of the register of members of the Overseas-listed Foreign Shares is consistent with the duplicate copy at all times. In the event of any inconsistencies between the records of the original and the duplicate copy of the register of members of Overseas-listed Foreign Shares, the original copy shall prevail.

Article 6.6

MP art. 36

The Company shall keep a complete register of members.

The register of members shall comprise the following parts:

(1) The register of members to be kept in the residence of the Company other than those stipulated in items (2) and (3) of this paragraph;
(2) The register of members of Overseas-listed Foreign Shares to be kept at the location of the stock exchange where the Overseas-listed Foreign Shares is listed;

(3) Any registers of members to be kept in other places as determined by the board of directors to fulfil requirements for the listing of the shares of the Company.

Article 6.7

MP art. 37

There shall be no overlap of any parts in the register of members. Any transfer of the shares registered in one part of the register of members shall not be registered in another part of the register of members so long as the registration of such shares subsists.

The alteration and rectification of each part of the register of members shall be carried out in accordance with the laws of the places at which the respective parts of the register of members are maintained.

Article 6.8

App 3.1(1) & App 3.1(3)

All fully paid-up Overseas-listed Foreign Shares listed in Hong Kong may be freely transferred in accordance with the Articles of Association. However, the board of directors shall have the right to refuse to recognise any instrument of transfer without giving any reason, unless the following conditions are met:

(1) A fee (for each instrument of transfer) of HK$2.50, or such higher fee prescribed by the Hong Kong Stock Exchange having been paid to the Company, for the purpose of registration of any instrument of transfer and other documents which are related to or will affect the title to the shares;
(2) The instrument of transfer being related to Overseas-listed Foreign Shares listed in Hong Kong only;
(3) The stamp duties chargeable on the instrument of transfer having been paid;
(4) The relevant share certificates together with proof evidencing the right of the transferor to transfer the shares as the board of directors may reasonably request having been furnished;
(5) The number of joint holders not exceeding 4 in case the shares are intended to be transferred to joint holders.

Any members of the Overseas-listed Foreign Shares may transfer part or all of the shares in the Company by using written instruments of transfer commonly used at the place of listing or instruments of transfer with signatures printed thereon. The above transfer of shares may use the standard instrument of transfer prescribed by the Hong Kong Stock Exchange. Instruments of transfer must be signed by both the transferor and transferee in person or by print.

Article 6.9

MP art. 38

No changes in registration to the register of members in relation to the transfer of shares may be made during the 20 days prior to the date on which a general meeting is convened or during the 5 days period prior to the record date for the purpose of determining entitlements to the Company's distribution of dividends, unless otherwise provided by law in respect of changes in registration to register of members of listed companies.

Article 6.10

MP art. 39

The board of directors shall appoint a date for determining entitlement rights as the entitlement

determination date for the purpose of convening general meetings, dividend distributions, liquidation and other activities that require the determination of entitlements. Shareholders whose names appear on the register of members at the close of such date shall be the members of the Company.

Article 6.11

Any party who disputes the records of the register of members and requests to have his or her or its name entered into or removed from the register of members may apply to the court with the jurisdiction for amendments to the register of members.

MP art. 40

Article 6.12

Any party whose name appears on the register of members or any party who requests to have his or her or its name entered into the register of members may apply to the Company for the issuance of new share certificates in respect of the shares concerned (i.e. the "Relevant Shares") in replacement of lost share certificates (i.e. the "Original Share Certificates"). Applications for the issuance of new share certificates in replacement of lost shares certificates by holders of Domestic Shares shall be dealt with in accordance with the provisions of Section 144 of the Company Law.

MP art. 41

Applications for the issuance of new share certificates in respect of the shares concerned in replacement of lost share certificates by holders of Overseas-listed Foreign Shares shall be dealt with in accordance with the laws, the rules of the stock exchange or other relevant regulations of the place where the original register of members for Overseas-listed Foreign Shares is kept.

The issuance of replacement certificates shall be subject to the following:

(1) The applicant having applied in the standard format prescribed by the Company together with a notarial certificate or statutory declaration, the contents of which shall include the applicant's reason for the application, circumstances and evidence of the loss of share certificates and a declaration that there being no other person entitled to register as the shareholder of the Relevant Shares.

(2) The Company not having received any declaration from any person other than the applicant prior to its decision to issue new replacement share certificates, requesting to be registered as the shareholder of the Relevant Shares.

(3) The Company having caused a public announcement to be published in the newspapers designated by the board of directors to announce the issuance of the new replacement share certificate once it has decided to issue a new replacement share certificate to the applicant, with an announcement period of 90 days, during which the announcement shall be published at least once every 30 days.

(4) The Company having furnished a copy of the announcement of the issuance of the new replacement share certificates to be published to the stock exchange on which the shares of the Company are listed before publishing the same. The Company may forthwith publish the announcement after receiving a reply from the stock exchange confirming that the announcement has been displayed in the stock exchange. The announcement shall be displayed in the stock exchange for 90 days.

Where the application for the issuance of replacement share certificates is made without the consent of the person registered in the register of members as the registered shareholder of the Relevant Shares, the Company shall send a copy of the announcement to be published to the shareholder by post.

(5) The Company may issue new replacement share certificates to the applicant if it has not received any objection from any person regarding the issue upon the expiration of the 90 day period for the display of the announcement stipulated in paragraphs (3) and (4) of this Article.

(6) The Company shall immediately cancel the Original Share Certificate upon the issuance of the new replacement share certificate in accordance herewith, and such cancellation and issuance of replacement share certificates shall be entered into the register of members.

(7) All costs and charges incurred by the Company in the cancellation of the Original Share Certificates and issuance of new replacement share certificates shall be borne by the applicant. The Company shall have the right to refuse taking any action until the applicant has furnished a reasonable guarantee for the settlement of these costs and charges.

Article 6.13

For the bona fide purchasers of new share certificates issued in replacement by the Company in accordance herewith or any shareholder subsequently registered as the owner of the said shares (he or she or it being a bona fide purchaser), his or her name shall not be deleted from the register of members.

MP art. 42

Article 6.14

The Company shall have no obligation to compensate any person who has incurred loss due to the cancellation of the Original Share Certificates or the issue of new replacement certificates, unless such person can prove the Company has committed fraud.

MP art. 43

CHAPTER 7 - RIGHTS AND OBLIGATIONS OF SHAREHOLDERS

Article 7.1

A shareholder of the Company shall be a person who is lawfully holding shares in the Company and whose name appears on the register of members.

MP art. 44

The rights and obligations of a shareholder shall be dependent on the class and amount of shares held. Shareholders holding the same class of shares shall have among themselves the same rights and obligations.

No power shall be taken to freeze or otherwise impair any of the rights attaching to any share by reason only that the person or persons who are interested directly or indirectly therein have failed to disclose their interests to the Company

App 3.12

Article 7.2

Where two or more persons are registered as joint holders of any shares, they shall be deemed as joint owners of the relevant shares subject to the following limitations:

(1) In the case of joint holders of shares, only the surviving joint holders shall be deemed by the Company as owners of the relevant shares in the event of the death of one of the joint holders. For the purpose of updating the particulars in the register of members, the directors may request the provision of such evidence of death of the joint holder as they may think fit;

(2) In relation to joint ownership of any shares, only the joint holder first named in the register of members shall have the right to receive from the Company share certificates in relation to the relevant shares and notices from the Company and to attend general meeting or to exercise all the voting rights in relation to the relevant shares. Any notices served on the abovementioned person shall be deemed to have been served on all joint holders of the relevant shares.

(3) The number of joint holders shall not exceed 4.

App 3.1(3)

Article 7.3

The ordinary shareholders of the Company shall have the right to:

MP art. 45

App 3.9

(1) Receive dividends and other distributions in proportion to the number of the shares held;

(2) Attend general meetings and vote thereat in person or by proxy;

(3) Supervise and manage the Company's business operations and present proposals or raise enquiries;

(4) Transfer shares in accordance with laws, administrative regulations and provisions of the Articles of Association;

(5) Obtain relevant information in accordance with provisions of the Articles of Association, including:

App 3.9

1. The receipt of a copy of the Articles of Association, subject to payment of costs;

2. Subject to payment of reasonable charges, the inspection and making of duplicate copies of:

   (1) all parts of the register of members;

   (2) personal particulars of each of the Company's directors, supervisors, chief executive officer and other senior management officers, including his or her:

      (a) current and former name and alias;

      (b) principal address (residence);

      (c) nationality;

      (d) full-time occupation and all other part-time occupations and duties;

      (e) identification document and its number.

   (3) state of the Company's share capital;

   (4) reports showing the aggregate nominal value, number, maximum and minimum prices paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount incurred by the Company for this purpose;

   (5) minutes of general meetings.

(6) Participate in the distribution of remaining assets of the Company in proportion to the number of shares held in the event of the termination or liquidation of the Company;

App 3.9

(7) Other rights conferred by laws, administrative regulations and the provisions of the Articles of

Association.

Article 7.4

MP art. 46

The ordinary shareholders of the Company shall assume the following obligations to:

(1) Abide by the Articles of Association;

(2) Pay subscription monies according to the number of shares subscribed and the method of subscription;

(3) Other obligations that shall be assumed under the laws, administrative regulations and the provisions of the Articles of Association.

Shareholders shall not assume the liability to any further contribution to the share capital other than those conditions agreed by the subscriber of the shares at the time of subscription.

Article 7.5

MP art. 47

In addition to obligations imposed by laws, administrative regulations or required by the stock exchange on which shares of the Company are listed, a controlling shareholder, on the exercise of his or her rights as a shareholder, shall not exercise his or her voting rights to make decisions in respect of the following matters in a manner prejudicial to the interests of all or part of the shareholders of the Company:

(1) To waive the duty of a director or supervisor to act honestly in the best interests of the Company;

(2) To approve the expropriation by a director or supervisor (for his or her own benefit of for the benefit of another person), by any means, of the Company's assets, including (but not limited to) opportunities beneficial to the Company;

(3) To approve the expropriation by a director or supervisor (for his or her own benefit or for the benefit of another person) of the individual rights of other shareholders, including (but not limited to) rights to distributions and voting rights save pursuant to a restructuring submitted to shareholders in a general meeting for approval in accordance with the Articles of Association.

Article 7.6

MP art. 48

Unless otherwise specifically defined in the Articles of Association, a "controlling shareholder", referred to in the Articles of Association, shall mean a person who fulfils any one of the following conditions:

(1) Having the power to elect more than half of the board of directors, alone or acting in concert with others;

(2) Having the power to exercise or to control the exercise 30% or more of the voting rights in the Company, alone or acting in concert with others;

(3) Holding 30% or more of the issued and outstanding shares of the Company, alone or acting in concert with others;

(4) Exercising *de facto* control over the Company in any other manner, alone or acting in concert with others.

CHAPTER 8 - GENERAL MEETINGS

Article 8.1

MP art. 49

The general meeting is constituted of all shareholders. The general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with the law.

Article 8.2

MP art. 50

The general meeting shall exercise the following powers:

(1) To determine the Company's operational directions and investment plans;

(2) To elect and replace directors and to determine matters in relation to the remuneration of relevant directors;

(3) To elect and replace supervisors representing shareholders and to determine matters in relation to the remuneration of relevant supervisors;

(4) To consider and approve the report of the board of directors;

(5) To consider and approve the report of the supervisory committee;

(6) To consider and approve the Company's annual financial budgets and final accounts;

(7) To consider and approve the Company's plans for profit distribution and making up losses;

(8) To pass resolutions in respect of the increase or reduction the Company's registered capital;

(9) To pass resolutions in respect of the merger, demerger, dissolution and liquidation of the Company;

(10) To pass resolutions in respect of bond issues by the Company;

(11) To pass resolutions in respect of the appointment, removal, or non-renewal of appointment of the certified public accountants;

(12) To amend the Articles of Association;

(13) To consider and approve motions submitted by 5% or more of shareholders with voting rights in the Company;

(14) To determine other matters required by laws, administrative regulations and the Articles of Association to be resolved by general meetings.

Article 8.3

MP art. 51

The Company shall not, without the prior approval of a general meeting, enter into any contract with any person other than a director, supervisor, chief executive officer and other senior management officers whereby the management and administration of the whole or any substantial part of the business of the Company is to be handed over to such person.

Article 8.4

MP art. 52

General meetings are divided into annual general meetings and extraordinary general meetings. The board of directors shall convene general meetings.

Annual general meetings shall be convened annually and shall be held within 6 months after the end of the preceding accounting year.

The board of directors shall convene an extraordinary general meeting within two months in the event of any one of the following:

(1) The number of directors being less than the number of directors required by the Company Law or two-thirds of the number of directors provided in the Articles of Association;

(2) The unrecovered losses of the Company amounting to one third of the total amount of its share capital;

(3) A request in writing by shareholders holding 10% or more of the Company's issued and outstanding shares carrying voting rights to convene an extraordinary general meeting;

(4) The convening being deemed necessary by the board of directors or requested by the supervisory committee;

(5) A request to convene such extraordinary general meeting by more than 2 independent non-executive directors.

Article 8.5

MP art. 53

Written notice of an annual general meeting shall be given 45 days before the date of the meeting to notify all shareholders on the register of members of the matters to be considered at the meeting and the date and venue of the meeting. A shareholder who intends to attend the meeting shall deliver his or her reply in writing to confirm attendance to the Company 20 days before the date of the meeting.

Article 8.6

MP art. 54

When the Company convenes an annual general meeting, shareholders holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall include in the agenda matters of the proposed motions that fall within the scope of the powers of the general meeting.

Article 8.7

MP art. 55

The Company shall calculate the number of voting shares represented by the shareholders who intend to attend the meeting based on the written replies received 20 days before the date of the general meeting from the shareholders. If the number of voting shares represented by the shareholders who intend to attend the meeting reaches one half or more of the Company's total voting shares, the Company may hold the meeting, otherwise the Company shall notify the shareholders again within 5 days by way of a public announcement containing the agenda, date and venue for the meeting. The Company may convene the meeting after the publication of such announcement.

Matters not stated in the notice of an extraordinary general meeting shall not be determined in such meeting.

Article 8.8

MP art. 56

The notice of general meetings shall comply with the following requirements:

(1) Be given in writing;

(2) Specify the venue, date and time of the meeting;

(3) State the matters to be discussed at the meeting;

(4) Provide such information and explanations as are necessary for the shareholders to exercise an informed judgment on the proposals to be discussed and, the specific terms of the proposed transaction together with copies of contracts, if any, as well as a proper account of the reasons and consequences of such proposal where a proposal is made including (but not limited to) a merger, share repurchase, restructuring of share capital or otherwise;

(5) Contain a disclosure of the nature and the extent, if any, of the material interests of any director, supervisor, chief executive officer and other senior management officers in the transaction proposed and the effect of the proposed transaction on them in their capacity as shareholders in so far as it is different from the effect on the interests of the shareholders of the same class;

(6) Contain the full text of any special resolution proposed to be passed at the meeting;

(7) Contain an explicit statement that a shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and vote on his or her behalf and that a proxy need not be a shareholder;

(8) Specify the time and venue for lodging written replies and proxy forms for the meeting.

Article 8.9

MP art. 57

App 3.7(1)

App 3.7(3)

A notice of general meeting shall be served on all shareholders (whether or not entitled to vote at the meeting) personally, by delivery or prepaid post to their addresses as shown in the register of members. For the holders of Domestic Shares, notice of the meetings may be issued by way of public notice. For holders of Overseas-listed Foreign Shares, notice of a general meeting may also be published by means of newspapers (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited).

The public notice referred to in the preceding paragraph shall be published 45 to 50 days before the date of the meeting in one or more newspapers designated by the competent securities authorities of the State Council. Once the public notice is published, all holders of Domestic Shares shall be deemed to have received the notice of the relevant general meeting.

Article 8.10

MP art. 58

The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the meeting and the resolutions passed thereat.

Article 8.11

MP art. 59

Any shareholder entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one or more persons (whether a shareholder or not) as his or her proxy to attend and vote on his or her behalf. The proxy so appointed may exercise the following rights in accordance with the mandate by the shareholder:

(1) The shareholder's right to speak at the meeting;

(2) The right to demand individually or jointly a poll; and

(3) The right to vote by a show of hand or on a poll, provided if more than one proxy has been appointed, such proxy may only vote on a poll.

Article 8.12

The instrument appointing a proxy shall be in writing under the hand of the appointer or his or her attorney duly authorised in writing or, if the appointer is a legal entity, either under seal or under the hand of a director or an officer or their duly authorised attorney. The instrument appointing a proxy shall clearly state the number of shares the proxy is representing. If more than one proxy has been appointed, the instrument appointing a proxy shall state the number of shares each proxy is representing.

MP art. 60

Article 8.13

The instrument appointing a voting proxy and, if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, shall be deposited at the residence of the Company or such other place as specified for that purpose in the notice convening the meeting, not less than 24 hours before the time for holding the meeting or 24 hours before the time appointed for the voting.

MP art. 61

If the appointer is a legal entity, its legal representative or such person as is authorised by resolution of its board of directors or any other governing body to act as its representative may attend any general meeting of the Company.

If the member is a recognised clearing house (hereinafter referred to as the "recognised clearing house") within the meanings of the relevant ordinances enacted from time to time pursuant to the laws of Hong Kong (other its nominees), it may authorise one or more persons as it deems appropriate to act as its proxy (proxies) on any general meeting or class meeting. However, where more than one person are so authorised, the proxy form shall specify the number and class of shares as represented by each of such persons. A person authorised as such may exercise rights on behalf of the recognised clearing house (or its nominees) as if he or she is an individual shareholder of the Company.

MP art. 61

Article 8.14

The proxy form issued to a shareholder by the board of directors for the appointment of a proxy shall be in such format as to enable the shareholder to freely choose to instruct the proxy to vote in favour of or against each resolution and to give separate instructions for matters to be voted on under different agenda items. Such form shall contain a statement that in the absence of instructions by the shareholder the proxy may vote as he thinks fit.

MP art. 62

A proxy attending a general meeting on behalf of a shareholder shall produce his or her personal identifications and the proxy form signed by the appointer or the legal representative of the appointer or

the duly appointed proxy. The proxy form shall specify the execution date.

Article 8.15

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or loss of capacity of the appointer or revocation of the proxy or the authority under which the proxy was executed, or transfer of the shares in respect of which the proxy was given, provided that no notice in writing of such death, loss of capacity, revocation or transfer as aforesaid have been received by the Company before the commencement of the meeting concerned.

MP art. 63

Article 8.16

Resolutions of general meetings shall be passed either as ordinary resolutions or as special resolutions.

MP art. 64

The passing of an ordinary resolution shall require votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting casting in favour of the resolution.

The passing of a special resolution shall require votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting casting in favour of the resolution.

Article 8.17

A shareholder (including proxy) when voting at a general meeting may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

MP art. 65

Article 8.18

At any general meeting, a resolution shall be decided on a show of hands unless a poll is demanded before or after any vote by show of hands by:

MP art. 66

(1) The chairman of the meeting;

(2) At least 2 shareholders entitled to vote present in person or by proxy;

(3) One or more shareholders present in person or by proxy representing in aggregate 10% or more of all shares carrying the right to vote at the meeting.

Unless a poll is so demanded, a declaration by the chairman that a resolution has been passed on a show of hands and an entry to that effect into the minutes of the meeting shall be conclusive evidence of the fact without requiring proof to the number or proportion of votes cast in favour of or against such resolution.

The demand for a poll may be withdrawn by the person who has made the same.

Article 8.19

A poll demanded on the election of the chairman of the meeting or the adjournment of the meeting shall

MP art. 67

be conducted instantly. A poll demanded on any other question shall be conducted at such time as the chairman of the meeting directs, and the meeting may proceed to deal with other businesses, provided that the result of the poll shall be deemed to be a resolution passed at the meeting at which the poll is demanded.

Article 8.20

MP art. 68

In case of voting by way of a poll, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

Article 8.21

MP art. 69

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to make a casting vote.

Article 8.22

MP art. 70

The following matters shall be passed by an ordinary resolution at a general meeting:

(1) Work reports of the board of directors and supervisory committee;

(2) Proposals for distribution of profit and for making up losses formulated by the board of directors;

(3) Removal of directors and members of the supervisory committee, their remuneration and method of payment;

(4) Annual budgets, final accounts, balance sheets and income statements and other financial statements of the Company;

(5) Matters other than those required by laws and administrative regulations or the Articles of Association to be adopted by special resolution.

Article 8.23

MP art. 71

The following matters shall be passed by a special resolution at a general meeting:

(1) The increase or reduction of share capital and the issue of shares of any class, warrants and other similar securities;

(2) The issue of bonds of the Company;

(3) The demerger, merger, dissolution and liquidation of the Company;

(4) Amendments to the Articles of Association;

(5) Any other matters which have been determined by the general meeting by way of ordinary resolutions as having a material effect on the Company and requiring approval by way of special resolutions.

Article 8.24

MP art. 72

Shareholders requisitioning to convene an extraordinary general meeting or a class meeting shall follow th procedures below:

(1) Two or more shareholders together holding 10% or more of the same class of shares with the right to vote in the class meeting may request the board of directors to convene an extraordinary general

meeting or class meeting by signing a request in writing, in one copy or in several copies with identical formats and contents, which shall contain an explanatory account of the agenda to be proposed. The board of directors shall, upon receipt of the aforementioned request, convene an extraordinary general meeting or a class meeting as soon as practicable. The aforementioned number of shares held shall be the number of shares held as at the day on which the shareholders' request is made.

(2) If the board of directors fails to issue any notices to convene a meeting within 30 days upon receipt of the aforementioned request in writing, the shareholders requisitioning such meeting, may convene the meeting on their own within 4 months after the receipt of the request by the board of directors. Procedures for convening this meeting shall follow as closely as possible procedures for the convening of general meetings by the board of directors.

Any reasonable costs incurred by shareholders in convening a general meeting due to the failure of the board of directors to convene the meeting upon the aforementioned request shall be borne by the Company and deducted by the Company from amounts payable to the defaulting directors.

Article 8.25

The general meeting shall be convened and presided over by the chairman. If for any reason the chairman cannot attend the meeting, the deputy chairman shall convene and preside over the general meeting. If both the chairman and the deputy chairman cannot attend the meeting, the board of directors may appoint a director to convene and preside over the general meeting on behalf of the chairman and the deputy chairman. If no chairman has been designated to preside over the general meeting, shareholders attending the general meeting may elect another person to sit as chairman. If for any reason the shareholders are not able to elect a chairman, the shareholder (including his or her proxy) attending the meeting holding the largest number of shares carrying voting rights shall preside over the meeting.

MP art. 73

Article 8.26

The chairman of the meeting shall determine whether a resolution has been passed and such decision shall be final and conclusive and shall be announced at the meeting and recorded in the minutes of meeting.

MP art. 74

Article 8.27

If the chairman of the meeting shall have any doubt as to the outcome of any resolution that has been put to vote, he shall cause all votes cast on a poll to be counted. Any shareholder present in person or by proxy who disputes the announcement of the Chairman of the results of any vote may immediately following such announcement demand the votes be counted if the chairman has not already done so, and the Chairman shall thereupon cause the votes to be counted.

MP art. 75

Article 8.28

If a vote counting is taken at any meeting, the result of such counting shall be duly recorded in the minutes of that meeting.

MP art. 76

Resolutions of a general meeting shall be recorded in the minutes of that meeting and signed by the directors attending that meeting. Minutes of the meeting, signed attendance record of shareholders and proxy forms shall be kept at the residence of the Company.

Article 8.29

MP art. 77

The shareholders may inspect duplicate copies of the minutes of general meetings free of charge during office hours. The Company shall despatch a duplicate copy of the minutes of general meetings to any shareholders requesting the same within 7 days after receipt of reasonable charges.

Article 8.30

App 3.14

Where any shareholder is, under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, required to abstain from voting on any particular resolution or restricted to voting only for or against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

CHAPTER 9 - SPECIAL PROCEDURES FOR CLASS VOTING

Article 9.1

MP art. 78

Shareholders holding different classes of shares shall be regarded as class shareholders.

Class shareholders shall be entitled to such rights and undertake such obligations as provided by the laws, administrative regulations and the Articles of Association.

Article 9.2

MP art. 79

The variation or abrogation of class rights by the Company shall require approval at the general meeting by way of a special resolution as well as approval by affected class shareholders at class meetings convened in accordance with Article 9.4 to Article 9.8 hereof.

Article 9.3

MP art. 80

The following circumstances shall be deemed to be variation or abrogation of the rights of a certain class of shareholders:

(1) The increase or decrease of the number of shares of such class, or the increase or decrease of the number of shares of another class having voting rights, rights to distribution or other privileges equivalent or superior to the class of shares in question, save for the transfer of shares held by holders of Domestic Shares of the Company to overseas investors for listing and dealing on overseas stock exchanges which have been approved by the securities regulatory and supervisory authorities of the State Council;

(2) The conversion of all or part of the shares of such class into shares of another class or vice versa or the grant of such conversion rights, save for the transfer of shares held by holders of Domestic Shares

of the Company to overseas investors for listing and dealing on overseas stock exchanges which have been approved by the securities regulatory and supervisory authorities of the State Council;

(3) The cancellation or reduction of the right to receive accrued or accumulated dividends attached to or acquired by such class of shares;

(4) The reduction or cancellation of preferential rights to dividends or asset distribution in the event of the Company's liquidation attached to the shares of such class;

(5) The increase, cancellation or reduction of share conversion rights, options, voting rights, rights of transfer, pre-emptive subscription rights and rights to acquire the Company's securities attached to the shares of such class;

(6) The cancellation or reduction of the right attached to the shares of such class to receive amounts payable by the Company in designated currencies;

(7) The creation of a new class of shares having voting rights, rights to distribution or other privileges equivalent or superior to those of the class of shares in question;

(8) The imposition or escalation of restrictions on the right to transfer or own shares in such class;

(9) The issuance of subscription or conversion rights for the class of shares in question or another class of shares;

(10) The increase of rights and privileges of shares of another class;

(11) The restructuring of the Company that would result in different classes of shareholders undertaking liability in the restructuring in a disproportionate manner;

(12) The variation or abrogation of the terms provided herein.

Article 9.4

MP art. 81

Shareholders of the affected class, whether or not otherwise having the right to vote at general meetings, shall have the right to vote at class meetings in respect of matters described in paragraphs (2) to (8), (11) to (12) of Article 9.3, provided that interested shareholders shall not vote at class meetings.

The aforementioned "interested shareholder" shall mean the following:

(1) In the event of a share repurchase by the Company pursuant to the provisions in Article 4.4 by way of a repurchase offer on a pro-rata basis or by open trading through the stock exchange, an "interested shareholder" shall mean the "controlling shareholder" defined in Article 7.6;

(2) In the event of a share repurchase by an off-market agreement outside the stock exchange pursuant to the provisions of Article 4.4, an "interested shareholder" shall mean a holder of the shares to which the proposed contract relates;

(3) In the event of the Company's restructuring, an "interested shareholder" shall mean a shareholder within a class who undertakes liability to a lesser extent by proportion compared to other shareholders in the same class or who has an interest different from the interests of other shareholders in that class.

Article 9.5

MP art. 82

Resolutions of a class meeting shall be passed, in accordance with Article 9.4, by votes representing more

than two-thirds of the voting rights of shareholders of that class present at the meeting.

Article 9.6

The Company shall give notice of a class meeting in writing 45 days before the date of the class meeting to notify all registered class members of the matters to be considered, the date and venue of the class meeting. A shareholder who intends to attend the class meeting shall deliver his or her written confirmation of attendance 20 days before the date of the class meeting.

MP art. 83

The Company may convene the class meeting if the number of shares carrying voting rights at the meeting represented by shareholders who intend to attend the meeting reaches more than one half of the voting shares at the class meeting, otherwise the Company shall notify the shareholders again of the matters to be considered and the date and venue for the meeting by way of an announcement within 5 days. The Company may hold the class meeting after notification by way of such announcement.

Article 9.7

Notices of class meetings shall be required to be served only on shareholders who are entitled to vote thereat.

MP art. 84

Procedures of class meetings shall be identical with procedures of general meetings insofar as practicable. The provisions herein relating to the manner in which general meetings shall be conducted shall apply to class meetings.

Article 9.8

In addition to other class shareholders, holders of Domestic Shares and holders of Overseas-listed Foreign Shares shall be deemed to be shareholders of different classes.

MP art. 85

A13D (1)(f)

The special procedures for voting at a class meeting shall not apply in the following circumstances:

(1) The issue of either Domestic Shares or Overseas-listed Foreign Shares or both by the Company at an interval of 12 months with the approval of the general meeting by way of a special resolution, with the number of Domestic Shares and Overseas-listed Foreign Shares proposed to be issued not more than 20% of the number of issued shares outstanding in each class;

A13D (1)(f)(i)

(2) The completion of plans to issue Domestic Shares and Overseas-listed Foreign Shares upon the Company's establishment within 15 months from the date of approval of such plans by the China Securities Regulatory Commission of the State Council;

A13D (1)(f)(ii)

(3) The conversion of Domestic Shares held by holders of Domestic Shares of the Company into H Shares for sale overseas and listing on the Hong Kong Stock Exchange with the approval of the competent securities authorities and permission of the Hong Kong Stock Exchange.

CHAPTER 10 - BOARD OF DIRECTORS

Article 10.1

The Company shall have a board of directors, which shall be accountable to the general meeting and reporting thereat. The board of directors shall consist of 17 directors, of which 8 are executive directors and the rest are non-executive directors. The number of independent non-executive directors among the members of the board of directors shall not be less than 3. The board of directors shall have one chairman and one deputy chairman.

MP art. 86
LR 3.10

Article 10.2

Directors shall be elected at general meetings for a term of 3 years with effect from the date of election, and may be re-elected and re-appointed for a consecutive term of office upon expiration of their current term.

MP art. 87

The notice of the intention to nominate candidates as directors and the candidates' notices of accepting nominations in writing shall be sent to the Company not less than 7 days after the issue of the notice of the general meeting relating to the election of the directors and 7 days before a general meeting is held. The period for lodgement of the notices should be at least 7 days.

App 3.4 (4) and (5)

App 3.4 (3)

Subject to relevant laws and administrative regulations, the general meeting may remove any director before the expiration of his or her term of office by way of an ordinary resolution (without prejudice to any claims for compensation under any contract).

The election and removal of the chairman and the deputy chairman shall require the approval of more than half of all the directors. The chairman and the deputy chairman shall serve for a term of 3 years with effect from the date of election and may be re-elected and re-appointed for a consecutive term.

Directors shall not be required to hold shares in the Company.

Article 10.3

The board of directors shall be accountable to the general meeting and shall exercise the following functions and powers:

MP art. 88

(1) To convene the general meeting and to present its work report thereat;
(2) To implement resolutions of the general meetings;
(3) To determine the Company's business plans and investment plans;
(4) To formulate the Company's annual financial budgets and final accounts;
(5) To formulate the Company's plans for profit distribution (including the distribution of the proposed final dividend) and making up losses;
(6) To formulate proposals for the increase or reduction of the Company's registered capital and the issue of company bonds;

(7) To draw up plans for the merger, demerger or dissolution of the Company;

(8) To determine the establishment of the Company's internal management structure;

(9) To appoint or dismiss the Company's chief executive officer, and to appoint or dismiss, pursuant to the chief executive officer's nomination, executive president, vice presidents, and financial controller of the Company and to determine their remuneration;

(10) To formulate the Company's basic management system;

(11) To formulate proposals for amendments to the Articles of Association;

(12) To determine the wages level, means of benefits and incentives of the Company subject to the relevant provisions of the State;

(13) To determine other major business and executive matters which have not been provided in the Articles of Association to be determined by general meetings;

(14) To formulate major acquisitions or dispositions of the Company;

(15) To exercise other functions and powers conferred by the general meeting and the Articles of Association.

Other than matters specified in paragraphs (6), (7) and (11) above which shall be approved by the vote of more than two-thirds of the directors, the resolutions of the board of directors in respect of all other matters may be approved by the vote of more than one half of the directors.

Article 10.4

MP art. 89

The board of directors shall not dispose or agree to dispose of any fixed assets of the Company without the prior approval of a general meeting if the aggregate of the expected consideration for the proposed disposition and the consideration for any disposals of fixed assets of the Company during a period of 4 months immediately preceding the proposed disposal, exceeds 33% of the fixed asset value as shown in the latest balance sheet reviewed by the general meeting.

For the purposes of this Article, the disposal of fixed assets shall include an act involving the transfer of certain interests in assets, but shall not include the provision of security against such fixed assets.

The validity of any transactions of the Company to dispose of fixed assets shall not be prejudiced by any violation of the first paragraph of this Article.

Article 10.5

MP art. 90

The chairman shall exercise the following functions and powers:

(1) To preside over general meetings and to convene and preside over board meetings;

(2) To examine the implementation of resolutions of the board of directors;

(3) To sign securities issued by the Company;

(4) To exercise other powers conferred by the board of directors.

The vice chairman shall assist the chairman in his work and shall perform his duties if the chairman is

unable to or cannot perform his duties. More than half of the directors shall jointly nominate a director to perform the duties of the vice chairman if he is unable to or cannot perform his duties.

Article 10.6

Board meetings shall be held regularly at least four times every year and convened by the chairman. Notice of a regular board meeting shall be served on all directors and supervisors at least 14 days before the date of the meeting. A regular board meeting does not include the practice of obtaining board consent through the circulation of written resolutions. In case of urgent matters, an extraordinary board meeting may bee held upon the request by more than one-tenth of shareholders with voting rights, more than one-third of the directors or supervisors.

MP art. 91
App 14A.1.1
App 14A.1.3

Article 10.7

MP art. 92

Where the time and venue for board meetings have been predetermined by the board of directors and recorded in the minutes of the meetings which have been distributed to all directors at least 10 days prior to the convening of the next board meetings, the notices of these meetings need not be sent to the directors.

If the time and venue for board meetings have not been predetermined by the board of directors, the chairman or the secretary of the board of directors shall notify all directors of the time and venue for board meetings by way of telex, cable, facsimile, express mail, registered post or courier at least 5 days (but not more than 10 days) in advance.

In respect of regular board meetings, an agenda and accompanying board papers should be sent in full to all directors in a timely manner and at least 3 days before the intended date of a board or board committee meeting (or such other period as agreed).

App 14A.6.1

The notice of a board meeting shall be deemed to have been given to a director if he is present at such meeting, despite his disputes of not having received the notice of such meeting prior to or at the meeting.

Board meetings may be conducted by way of telephone conferences or by means of similar telecommunication devices. All directors participating in the conference shall be deemed to have attended the meeting in personal so long as they are able to hear and communicate with one another clearly.

Article 10.8

Board meetings may not proceed unless attended by more than half of the directors.

MP art. 93

Each director shall have one vote. The resolution of the board of directors shall be passed by more than half of the directors.

Article 10.9

A director shall attend board meetings in person. If a director is unable to attend for any reasons, he may appoint in writing other directors to attend the board of directors meeting on his or her behalf. The scope of authorisation shall be stated in the letter of appointment.

MP art. 94

The director so appointed shall exercise his or her power within the scope of authorisation. A director who fails to attend and appoint a representative to attend a meeting shall be deemed to have waived his or her rights to vote at that meeting.

MP art. 95

App 14A.1.6

Article 10.10

Minutes of board meetings and meetings of board committees should record the matters considered by the board and decisions reached, including any concerns raised by the directors or dissenting views expressed. Directors present at the meeting shall sign the minutes of the meeting. Draft and final versions of minutes of board meetings should be sent to all directors for their comment and records respectively, in both cases within a reasonable time after the board meeting is held. The directors shall be responsible for the resolutions passed by the board of directors. Directors participating in a resolution of the board of directors shall be liable to indemnifying the Company against any substantial losses incurred as a result of such resolution contravening any laws, administrative regulations or the Articles of Association, except that directors who have expressed dissent in voting as recorded in the minutes shall be absolved from any liability.

Minutes of board meetings and meetings of board committees should be kept by a duly appointed secretary of the meeting and such minutes should be open for inspection at any reasonable time on reasonable notice by any director.

App 14A.1.5

Article 10.11

The board may adopt resolution in writing in place of a meeting of Board. However, the draft resolution must be served on each director personally by means of one of the following ways of personal delivery, post, or facsimile. Once the draft resolution of the board has been served on each of the directors and the number of directors who clearly signed and agreed on the passing of the resolution has reached the quorum and the directors used the above means to return the signed resolution to the secretary of the board, the resolution shall become a resolution of the board without the need of convening a board meeting.

Article 10.12

App 3.4(1)

Subject to the exceptions specified in note 1 of Appendix 3 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or other rules may approve, a director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) has a material interest nor shall he be counted in the quorum present at the meeting.

When the board meeting is considering a transaction between the Company or any of its subsidiaries and

the controlling shareholder of the Company or any subsidiary of that controlling shareholder (excluding the Company and any of its subsidiaries), any directors who also work as directors and/or senior management officers of the Company's controlling shareholders or any subsidiaries of that controlling shareholders shall abstain from voting. In such circumstance, if the relevant directors shall abstain and that there is a tie in the voting of the relevant matter, the chairman of the audit committee of the board shall have the right to make a casting vote (non-abstaining vote). If the chairman of the audit committee of the board is absent from that meeting, an independent non-executive board shall be designate to exercise the above right.

For the definition of "controlling shareholder" and " subsidiary" referred to in this Article, please refer to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Article 10.13

If a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) or a director has a conflict of interest in a matter to be considered by the board which the board has determined to material, the matter should not be dealt with by way of circulation or by a committee (except an appropriate board committee set up for that purpose pursuant to a resolution passed in a board meeting) but a board meeting should be held. Independent non-executive directors who, and whose associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited), have no material interest in the transaction should be present at such board meeting.

App14A.1.8

Article 10.14

The board may establish certain special committees according to needs. Special committees shall perform their work in accordance with the board's mandate and shall be accountable to the board. The rules of meetings and work duties of each committee shall be formulated by the board. Each committee shall formulate its annual work plan and convene regular meetings.

CHAPTER 11 - SECRETARY TO THE BOARD OF DIRECTORS OF THE COMPANY

Article 11.1

The Company shall have a secretary of the board of directors. The secretary of the board of directors shall be a senior management officer of the Company.

Article 11.2

The secretary of the Company's board of directors shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the board of directors. His or her primary responsibilities shall be:

MP art. 97

(1) To undertake that the Company has complete organisational documents and records;

(2) To ensure that the Company, in accordance with the law, prepares and delivers those reports and documents required by the authorities entitled thereto;

(3) To undertake that the Company's register of members are properly maintained, and that persons entitled to the Company's records and documents are furnished with the relevant records and documents without delay.

Article 11.3

MP art. 98

A director or other senior management officers of the Company may hold the post of the secretary of the board of directors concurrently. An accountant of the certified public accountants engaged by the Company shall not act as the secretary of the board of directors concurrently.

When the post of company secretary is held by a director concurrently, any act that is required to be done by a director and the secretary shall not be done by the same person acting in his or her dual capacity.

CHAPTER 12

CHIEF EXECUTIVE OFFICER, EXECUTIVE PRESIDENT AND VICE PRESIDENTS OF THE COMPANY

Article 12.1

MP art. 99

The Company shall have one chief executive officer, one executive president and a number of vice presidents, the appointment or dismissal of which shall require the approval of the board of directors.

Article 12.2

MP art. 100

The chief executive officer shall be accountable to the board of directors and shall exercise the following functions and powers:

(1) To be in charge of the Company's production, operation and management and to organise the implementation of resolutions of the board of directors;

(2) To organise the implementation of the Company's annual operation plans and investment plans;

(3) To draw up plans for the establishment of the Company's internal management structure;

(4) To draw up the Company's basic management system;

(5) To formulate basic rules and regulations of the Company;

(6) To propose the appointment or dismissal of the Company's executive president, vice presidents and financial controller;

(7) To appoint or dismiss senior management officers other than those required to be appointed or dismissed by the board of directors;

(8) To exercise other powers conferred by the Articles of Association and the board of directors.

Article 12.3

MP art. 101

The chief executive officer shall be in attendance at board meetings, provided that a chief executive officer who is not a director shall have no voting rights at such meetings.

Article 12.4

MP art. 102

The chief executive officer shall act in honesty and diligence in accordance with the laws, administrative regulations and the Articles of Association in the discharge of his or her duties.

CHAPTER 13 - SUPERVISORY COMMITTEE

Article 13.1

MP art. 103

The Company shall have a supervisory committee.

Article 13.2

MP art. 104

A13D(1)(d)(i)

The supervisory committee shall comprise 6 supervisors, with one of them as the chairman, the election and removal of whom shall require the approval of two thirds or more of the members of the supervisory committee. The term of office of the chairman shall be 3 years, renewable upon re-election and re-appointment.

Article 13.3

MP art. 105

The supervisory committee shall comprise 2 supervisors representing the shareholders, 2 supervisors representing employees and 2 independent supervisors. The supervisor representing shareholders and the independent supervisors shall be elected and removed by the general meeting; the representative of the Company's employees shall be elected and removed by the Company's employees through democratic procedures.

The term of a supervisor appointed by a general meeting or employees of the Company to fill a casual vacancy shall become effective from the date of election until the expiry date of the current session of the supervisory committee.

Article 13.4

MP art. 106

Directors, the chief executive officer and other senior management officers of the Company shall not hold the post of supervisor concurrently.

Article 13.5

MP art. 107

The supervisory committee shall have at least two meetings a year which shall be convened by the chairman of the supervisory committee. More than half of the supervisors shall jointly nominate a supervisor to convene and preside over the meeting of the supervisory committee if the chairman of the supervisory committee is unable to or cannot perform his duties.

Article 13.6

MP art. 108

The supervisory committee shall be accountable to the general meeting and shall exercise the following functions and powers in accordance with the law:

(1) To examine the Company's financial matters;

(2) To monitor any acts of the directors, chief executive officer and other senior management officers in contravention to the laws, administrative regulations or the Articles of Association in the discharge of duties at the Company;

(3) To demand rectification from a director, chief executive officer or other senior management officers when the acts of such persons are harmful to the Company's interest;

(4) To verify such financial information as financial reports, business reports and plans for profit distribution submitted by the board of directors to general meetings and to appoint certified public accountants or auditors in the name of the Company for re-examination in case of doubt;

(5) To propose the convening of extraordinary general meetings;

(6) To represent the Company in negotiations with or legal proceedings against a director;

(7) To exercise other powers specified in the Articles of Association.

Members of the supervisory committee shall be present at board meetings.

Article 13.7

MP art. 109

A meeting of the supervisory committee may be held only if all supervisors are present. In the exceptional circumstances where supervisors are unable to attend an extraordinary meeting of the supervisory committee, the quorum of the meeting may be reduced to two-thirds of the total number of supervisors.

Resolutions of the supervisory committee shall be passed by two-thirds or more of the total number of supervisors.

A13D (1)(d)(ii)

Article 13.8

MP art. 110

The Company shall bear all reasonable costs for engaging professionals, such as lawyers, certified public accountants or auditors engaged by the supervisory committee in the discharge of its duties.

Article 13.9

MP art. 111

The supervisors shall perform their supervisory duties honestly in accordance with the laws, administrative regulations and the Articles of Association.

CHAPTER 14

QUALIFICATIONS AND OBLIGATIONS OF DIRECTORS, SUPERVISORS, CHIEF EXECUTIVE OFFICER AND OTHER SENIOR MANAGEMENT OFFICERS OF THE COMPANY

Article 14.1

MP art. 112

A person falling under one of the following may not serve as a director, supervisor, chief executive officer or other senior management officer of the Company:

(1) A person without civil or with restricted civil capacity;

(2) A person who has been convicted and sentenced for offences in corruption, bribery, expropriation of property, misappropriation of property or sabotage of the social economic order, or who has been deprived of his or her political rights, in each case where less than 5 years have elapsed since the date of expiry of such sentence or deprivation;

(3) A person who is a former director, factory manager or manager of a company or enterprise personally liable for the bankruptcy of such company or enterprise which has become bankrupt or has been

liquidated because of mismanagement, where less than 3 years have elapsed since the date of the completion of the liquidation of the company or enterprise;

(4) A person who is a former legal representative of and personally liable for a company or enterprise which has its business licence revoked due to violation of the law, where less than 3 years have elapsed since the date of the revocation of the business licence;

(5) A person who has a relatively large amount of personal debts due and outstanding;

(6) A person who is under criminal investigation by judicial authority for violation of the criminal law, which case has not yet been concluded;

(7) A person who is ineligible for enterprise leadership according to laws and administrative regulations;

(8) A non-natural person;

(9) A person convicted by relevant competent authorities of contravention of provisions of relevant securities laws and regulations involving acts of fraudulence or dishonesty, where less than 5 years have elapsed since the date of such conviction.

Article 14.2

MP art. 113

The validity of an act of a director, chief executive officer or other senior management officer on behalf of the Company vis-à-vis a bona fide third party shall not be affected by any irregularity in his or her office, election or any defect in his or her qualifications.

Article 14.3

MP art. 114

In addition to obligations imposed by laws, administrative regulations or the stock exchanges on which the shares of the Company are listed, each of the Company's directors, supervisors, chief executive officer and other senior management officers shall owe a duty to each shareholder in the discharge of the functions and powers conferred by the Company:

(1) Not to cause the Company to exceed the scope of the business stipulated in its business licence;

(2) To act honestly in the best interest of the Company;

(3) Not to expropriate by any means the Company's property, including (but not limited to) opportunities beneficial to the Company;

(4) Not to expropriate the individual rights of shareholders, including (but not limited to) rights to distribution and voting rights, save pursuant to a restructuring of the Company approved at the general meeting in accordance with the Articles of Association.

Article 14.4

MP art. 115

The Company's directors, supervisors, chief executive officer and other senior management officers shall have the duty to act with such care, diligence and skill as a reasonably prudent person would exercise in comparable circumstances in the performance or discharge of his or her rights or obligations.

Article 14.5

MP art. 116

The Company's directors, supervisors, chief executive officer and other senior management officers must observe the fiduciary principle in the discharge of his or her duties and shall not put him or her in a position

where his or her interests may be in conflict with obligations undertaken. This principle shall include (but not limited to) the performance of the following obligations:

(1) To act honestly in the best interests of the Company;

(2) To exercise functions and powers within their scopes and not to exceed them;

(3) To exercise the discretion vested in him personally without allowing himself or herself to be under the control of another and not to delegate his or her discretionary powers to other parties unless permitted by laws, administrative regulations or with the consent of shareholders in general meeting on an informed basis;

(4) To treat shareholders of the same class in equality and shareholders of different classes in equity;

(5) To refrain from entering into any contract, transaction or arrangement with the Company except in accordance with the Articles of Association or with the consent of shareholders in general meeting on an informed basis;

(6) To refrain from using the Company's property for his or her own benefit without the consent of shareholders in general meeting on an informed basis;

(7) To refrain from exploiting his or her position to accept bribes or other illegal income or to expropriate by any means the Company's property, including (but not limited to) opportunities beneficial to the Company;

(8) To refrain from accepting commissions in connection with the Company's transactions without the consent of shareholders in general meeting on an informed basis;

(9) To abide by the Articles of Association, discharge his or her duties in good faith, protect the Company's interests and refrain from exploiting his or her position and powers at the Company to advance his or her personal interests;

(10) To refrain from competing with the Company in any form without the consent of shareholders in general meeting on an informed basis;

(11) To refrain from misappropriating the Company's funds or lending such funds to other parties, open accounts in the name of himself or herself or other parties for the deposit of the Company's assets and provide any guarantee against the Company's assets in relation to personals debts owed by shareholders of the Company or other individuals;

(12) To refrain from disclosing information of the Company acquired during his or her term of office without the consent of shareholders in general meeting on an informed basis and to refrain from using such information other than for the interests of the Company, save that disclosure of such information to the court or other governmental authorities shall be permissible if such disclosure is:

1. Legally required;
2. In the interests of the public;
3. In the personal interests of the directors, supervisors, chief executive officer and other senior management officers.

Article 14.6

MP art. 117

The directors, supervisors, chief executive officer and other senior management officers of the Company shall not cause the following persons or institutions ("associates") to engage in activities their engagement

of which is prohibited:

(1) Spouses or minor children of such directors, supervisors, chief executive officer or other senior management officers

(2) Persons acting in the capacity of a trustee of such directors, supervisors, chief executive officer and other senior management officers or persons referred to in paragraph (1) herein;

(3) Persons acting in the capacity of a partner of such directors, supervisors, chief executive officer and other senior management officers or any persons referred to in paragraphs (1) and (2) herein;

(4) Companies in which such directors, supervisors, chief executive officer and other senior management officers exercise de facto control, whether solely or jointly with persons referred to in paragraphs (1), (2) and (3) herein or other directors, supervisors, chief executive officer and other senior management officers of the Company;

(5) The directors, supervisors, chief executive officer or other senior management officers of the companies under control referred to in paragraph (4) herein.

Article 14.7

MP art. 118

The fiduciary duties of the directors, supervisors, chief executive officer and other senior management officers of the Company shall not necessarily cease with the termination of their tenure. Their duty to keep confidential the business secrets of the Company shall survive the termination of their tenure. Other duties may continue for such period as may be required by the principle of equity, depending on the length of the period between the timing of events in question and the date of their departure from office, as well as the circumstances and conditions under which their relationships with the Company are terminated.

Article 14.8

MP art. 119

Save in the circumstances provided in Article 7.5, the directors, supervisors, chief executive officer or other senior management officers of the Company may be released from any liability for breaches of a specific obligation by the consent of shareholders in general meeting on an informed basis.

Article 14.9

MP art. 120

Where the directors, supervisors, chief executive officer or other senior management officers of the Company hold, directly or indirectly, material interests in a contract, transaction or arrangement (other than their contract of service with the Company) with the Company, whether executed or proposed, they shall declare the nature and extent of their interests to the board of directors as soon as practicable, whether or not such matters normally requires the approval of the board of directors.

Unless the interested directors, supervisors, chief executive officer or other senior management officers of the Company disclose their interests to the board of directors in accordance with the foregoing paragraphs herein, and the contracts, transactions, or arrangements have been approved by the board of directors at a meeting at which the interested directors, supervisors, chief executive officer or other senior management officers are not counted in the quorum and have refrained from voting, the Company shall have the right to revoke such contracts, transactions or arrangements, except as against a bona fide party thereto acting

without knowledge of the breach of obligation by the interested directors, supervisors, chief executive officer or other senior management officers.

Directors, supervisors, chief executive officer or other senior management officers of the Company shall be deemed to be interested in a contract, transaction or arrangement in which their associates are interested.

Article 14.10

MP art. 121

Where a director, supervisor, chief executive officer or other senior management officer of the Company gives to the board of directors a notice in writing stating that, by reason of the facts specified in the notice, he or she is interested in contracts, transactions or arrangements which will subsequently be entered into by the Company, such directors, supervisors, chief executive officer or other senior management officers shall be deemed to have made disclosure prescribed in the foregoing paragraphs of this Chapter to the extent of what have been clearly explained in the notice, provided that such notice shall have been given before the question of entering into the relevant contracts, transactions or arrangements is first taken into consideration on behalf of the Company.

Article 14.11

MP art. 122

The Company shall not, by any means, pay taxes for its directors, supervisors, chief executive officer or other senior management officers.

Article 14.12

MP art. 123

The Company shall not extend any loans or provide any guarantee in connection with the extension of a loan, whether directly or indirectly, to the directors, supervisors, chief executive officer or other senior management officers of the Company and the Company's holding company or any of their respective associates.

Provisions of the foregoing paragraph shall not apply to the following:

(1) The provision by the Company of a loan or a guarantee for a loan to a subsidiary of the Company;

(2) The provision by the Company of a loan, a guarantee for a loan or any other funds to any of its directors, supervisors, chief executive officer and other senior management officers for the purposes of the Company or for the purpose of enabling him or her to reimburse costs incurred as a result of the discharge of his or her duties, in accordance with the terms of a service contract approved by the general meeting; and

(3) The Company may make a loan or a guarantee of a loan to any of the relevant directors, supervisors, chief executive officer or other senior management officer and their respective associates on normal commercial terms, provided that the ordinary course of business of the Company includes the lending of money or the provision of loan guarantees.

Article 14.13

MP art. 124

A loan made by the Company in breach of the preceding article above shall be repaid forthwith by the recipient of the loan regardless of any terms thereof.

Article 14.14

MP art. 125

A guarantee provided by the Company in breach of the prohibitions provided in Article 14.12(1) herein shall be unenforceable against the Company, unless:

(1) The lender is unaware at the time of the provision of the guarantee that the guarantee has been provided in connection with a loan to an associate of a director, supervisor, chief executive officer and other senior management officers of the Company or its holding company;

(2) The security provided by the Company has been lawfully disposed of by the lender to a bona fide purchaser.

Article 14.15

MP art. 126

The "guarantee" referred to in the preceding Article shall include the assumption of any liability by the guarantor or the provision of property as collateral to guarantee the performance of obligations by the obligor.

Article 14.16

MP art. 127

Save for the rights and remedies provided by laws and administrative regulations, where the directors, supervisors, chief executive officer or other senior management officers of the Company are in breach of his or her duties to the Company, the Company shall have the right to:

(1) Demand the relevant directors, supervisors, chief executive officer and other senior management officers to indemnify the Company against losses sustained as a result of their misconduct;

(2) Rescind any contract or transaction entered into by the Company with the relevant directors, supervisors, chief executive officer and other senior management officers or with a third party (where such third party knew or is supposed to know that such directors, supervisors, chief executive officer, deputy chief executive officer and other senior management officers representing the Company are in breach of their duties owed to the Company);

(3) Demand the relevant directors, supervisors, chief executive officer and other senior management officer to surrender profits made as a result of acts in breach of their duties;

(4) Recover any monies received by the relevant directors, supervisors, chief executive officer and other senior management officers which should have been received by the Company, including (but not limited to) commissions;

(5) Demand the relevant directors, supervisors, chief executive officer and other senior management officers to reimburse interest which have or may have been earned upon amounts that should have been paid to the Company.

Article 14.17

MP art. 128

The Company shall enter into a contract in writing with each of the directors or supervisors with regard to remuneration, with the prior approval of the general meeting. The aforesaid remuneration shall include:

(1) Remuneration for his or her service as a director, supervisor or senior management officer of the Company;

(2) Remuneration for his or her service as a director, supervisor or senior management officer of any subsidiary of the Company;

(3) Remuneration for the provision of other services in connection with the management of the Company and its subsidiaries;

(4) Payments by way of compensation for loss of office or retirement of such director or supervisor.

Except under a contract described in the foregoing, no proceedings shall be brought by a director or supervisor against the Company for benefits due to him or her in connection with the aforesaid matters.

Article 14.18

MP art. 129

The contract relating to remuneration entered into between the Company and each of its directors or supervisors shall provide that, subject to prior approval of the general meeting, such director and supervisor of the Company shall have the right to receive compensation or other payments in respect of his or her loss of office or retirement in the event of a takeover of the Company. A "takeover of the Company" referred to in the foregoing shall mean either one of the following:

(1) A general offer made by any person to all shareholders;

(2) A general offer made by any person for the purpose of becoming a "controlling shareholder", which definition shall be the same as in Article 7.6 herein.

If such director or supervisor does not comply with the above, any sum so received by him or her shall be reverted to persons who have sold their shares in acceptance of the aforesaid offer. The expenses incurred in distributing such sum pro rata amongst such persons shall be borne by such director or supervisor but not paid out of that sum.

CHAPTER 15 - FINANCIAL AND ACCOUNTING SYSTEM AND PROFIT DISTRIBUTION

Article 15.1

MP art. 130

The Company shall establish its financial and accounting system in accordance with the laws, administrative regulations and PRC accounting standards formulated by competent finance authorities of the State Council.

Article 15.2

MP art. 131

The Company shall prepare a financial report at the end of each financial year for audit by certified public accountants in accordance with the law.

The accounting year of the Company shall adopt with the calendar year, which shall commence on 1 January and end on 31 December of each calendar year. The recording currency of the Company's accounts shall be Renminbi.

Article 15.3

The board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports required to be prepared by the Company in accordance with the laws, administrative regulations and standardised directives promulgated by local governments and competent authorities.

MP art. 132

Article 15.4

The Company's financial reports shall be made available for shareholders' inspection at the Company 20 days before the date of annual general meeting. Each shareholder shall be entitled to obtain a copy of the said financial reports mentioned in this Chapter.

MP art. 133

A copy of the financial report, accompanied by the balance sheet (including every document required by PRC laws and administrative regulations to be annexed thereto) and profit and loss account or income and expenditure account (inclusive of the aforesaid report) or the summary financial report shall, at least 21 days before the date of the general meeting, be delivered or sent by prepaid post by the Company to every holder of Overseas-listed Foreign Shares at the address shown in the register of members.

App 3.5

Article 15.5

The financial statements of the Company shall, in addition to being prepared in accordance with the PRC accounting standards and regulations, be prepared in accordance with either the international accounting standards or the accounting standards of the place of overseas listing. If there are any material differences between the respective financial statements prepared in accordance with the two accounting standards, such difference shall be stated in the notes to financial statements. The distribution of profit after tax for the relevant accounting year of the Company shall be the lower of the profit after tax as shown in the two financial statements.

MP art. 134

Article 15.6

Any interim results or financial information published or disclosed by the Company shall be prepared in accordance with the PRC accounting standards and regulations, and also in accordance with either the international accounting standards or the accounting standards of the place of overseas listing.

MP art. 135

Article 15.7

The Company shall publish its financial reports twice every accounting year, including the interim financial report to be published within 60 days after the first six months of each accounting year and the annual financial report to be published within 120 days after the end of each accounting year.

MP art. 136

Article 15.8

The Company shall not set up separate accounting books other than its statutory books of accounts.

MP art. 137

Article 15.9

The Company shall comply with the formalities and public announcement in accordance with the relevant PRC securities laws and administrative regulations and the rules of stock exchange where the shares of the Company are listed upon completion of the interim accounting report and the annual accounting report.

Article 15.10

Upon the distribution of the profit after tax of the Company for the current year, 10% of the profit after tax shall be transferred to the statutory surplus reserve. The Company may cease to transfer funds to the statutory surplus reserve when the accumulated amount of such reserve reaches 50% or above of the registered capital of the Company.

Profit of the current year shall be applied to make up the Company's losses of the previous years prior to any transfers to the statutory surplus reserve in accordance with the provisions of the foregoing paragraph if the Company's statutory surplus reserve is not sufficient for making up such losses.

The Company may make transfers from its profit after tax to the discretionary surplus reserve with the approval of the general meeting after making transfers from the same to the statutory surplus reserve.

The balance of the Company's profit after making up losses and transfers to the surplus reserves shall be distributed to the shareholders on a pro-rata basis in accordance with their shareholdings.

Any distribution of profit to shareholders by the general meeting before losses are made up and transfers to the statutory surplus reserve in contravention to the provisions of the foregoing paragraph must be returned by the shareholders to the Company. Shares in the Company held by the Company will not participate in the distribution of profit.

Article 15.11

MP art. 138

The capital reserve shall include the following funds:

(1) Premium received for shares issued at a premium to the nominal value;

(2) Other income as directed by competent financial authorities of the State Council to be transferred to the capital reserve.

Article 15.12

The Company's reserve may only be applied for making up the Company's losses, expanding the business and production of the Company or to increase the capital of the Company. However, capital reserve shall not be used for making up losses of the Company.

In the event of a transfer of statutory reserve to capital, the balance of such reserve shall not be less than 25% of the registered capital of the Company prior to the transfer.

Article 15.13

Subject to the limitations in Articles 15.10, 15.11 and 15.12 of the Articles of Association, dividends shall be paid on a pro-rata basis according to the proportion of shareholdings within 6 months after the end of each accounting year.

Article 15.14

The Company may distribute dividends in the form of:

MP art. 139

(1) Cash;

(2) Shares.

Article 15.15

When distributing dividends, the Company shall withhold tax payable on dividends on behalf of shareholders in accordance with PRC tax laws.

Article 15.16

Subject to the approval of the general meeting, the board of directors may declare interim or special dividends of the Company.

Article 15.17

The Company shall appoint receiving agents to receive on behalf of the holders of Overseas-listed Foreign Shares in respect of the distribution of dividend and other monies payable by the Company on Overseas-listed Foreign Shares.

MP art. 140

The receiving agent appointed by the Company shall meet the requirements of the relevant provisions of the law or the rules of the stock exchange of the place where the shares of the Company are listed.

The receiving agent of funds appointed on behalf of the holders of Overseas-listed Foreign Shares listed on the Hong Kong Stock Exchange shall be a trust company registered under the Trustee Ordinance of Hong Kong.

App 13D(1)(c)

Article 15.18

In respect of dividend warrants sent by post, the Company shall be entitled to cease sending dividend warrants by post in the following circumstances:

App 3.13(1)

(1) the dividend warrants have been left uncashed on two consecutive occasions; or

(2) the first occasion on which such a dividend warrant is returned undelivered.

Article 15.19

App 3.3(2)

The Company shall forfeit any unclaimed dividends upon the expiration of 6 years or thereafter from the

date of declaration of the relevant dividends of the Company.

Article 15.20

App 3.13(2)

Subject to the following two requirements, the Company shall be entitled to sell the shares of a shareholder who is untraceable:

(1) During a period of 12 years at least three dividends in respect of the shares in question have become payable and no dividend during that period has been claimed; and

(2) On expiry of the 12 years the Company gives a notice of its intention to sell the shares by way of an advertisement published in the newspapers (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and notifies the Hong Kong Stock Exchange of such intention.

CHAPTER 16 - APPOINTMENT OF CERTIFIED PUBLIC ACCOUNTANTS' FIRM

Article 16.1

MP art. 141

The Company shall appoint an independent certified public accountants' firm qualified under the relevant regulations of the State to audit the Company's annual financial report and review the Company's other financial reports.

The first certified public accountants' firm of the Company may be appointed by the inaugural meeting of the Company before the first annual general meeting is held and the certified public accountants' firm so appointed shall hold office until the conclusion of the first annual general meeting.

If the inaugural meeting does not exercise its powers under the preceding paragraph, such powers shall be exercised by the board of directors.

Article 16.2

MP art. 142

The certified public accountants' firm appointed by the Company shall hold office from the conclusion of the annual general meeting when the appointment was made until the conclusion of the next annual general meeting.

Article 16.3

MP art. 143

The certified public accountants' firm appointed by the Company shall have the following rights:

(1) To inspect the accounts, records or proofs of the Company at any time and to request the directors, chief executive officer or other senior management officers to provide relevant information and explanations;

(2) To request the Company to use all reasonable endeavours to obtain from its subsidiaries information

and explanations requisite for the discharge of duties by the certified public accountants' firm;

(3) To attend general meetings, to receive the notice of meeting or other materials related to the meetings that a shareholder is entitled to receive and to speak at any general meetings in respect of any matters that involves its capacity as the certified public accountants' firm of the Company.

Article 16.4

The board of directors may fill any casual vacancy in the office of the certified public accountants' firm before the convening of the general meeting, provided other incumbent certified public accountants' firms of the Company, if any, may continue to act so long as such vacancy continues.

MP art. 144

Article 16.5

The certified public accountants' firm may be removed by the general meeting by an ordinary resolution before the expiration of its term of office, regardless of the provisions of any terms of the contract between the certified public accountants' firm and the Company, but without prejudice to the rights of the certified public accountants' firm to claim for damages in respect of such removal.

MP art. 145

Article 16.6

The remuneration of a certified public accountants' firm or the manner in which such remuneration shall be ascertained shall be determined by the general meeting. The remuneration of a certified public accountants' firm appointed by the board of directors shall be determined by the board of directors.

MP art. 146

Article 16.7

The Company's appointment, removal and non-reappointment of a certified public accountants' firm shall be resolved by the general meeting and reported to the competent securities authorities of the State Council for record.

MP art. 147

Article 16.8

Where a resolution is passed at a general meeting to appoint a certified public accountants' firm, other than an incumbent firm, to fill a casual vacancy in the office of the certified public accountants' firm, or to re-appoint a certified public accountants' firm which was appointed by the board of directors to fill a casual vacancy, or to remove the certified public accountants' firm before the expiration of its term of office, the following provisions shall apply:

App 13D(1)(e)(i)

(1) A copy of the proposal shall be sent before notice of meeting is given to the shareholders to the certified public accountants' firm proposed to be appointed or proposing to leave his post or which has left its post (leaving includes leaving by removal, resignation and retirement).

(2) If the certified public accountants' firm leaving its post makes representations in writing and requests their notification to, the Company shall (unless the representations are received too late):

1. in any notice of the resolution given to shareholders, state the fact of the representations having been made;

2. send a copy of the representations to every shareholder entitled to notice of general meeting.

(3) If the relevant certified public accountants' firm's representations are not sent under the preceding paragraph (2), the relevant certified public accountants' firm may require that the representations read out at the general meeting and may make further claims.

(4) A certified public accountants' firm which is leaving its post shall be entitled to attend:

1. The general meeting at which its term of office would otherwise have expired;
2. Any general meeting at which it is proposed to fill the vacancy caused by its removal;
3. Any general meeting convened on its voluntary resignation.

The certified public accountants' firm which is leaving its post shall be entitled to receive all copies of notices of, and other communications relating to, the aforesaid meeting, and to heard at any such meeting which it attends on any part of the business of the meeting which concerns it as the former certified public accountants' firm of the Company.

Article 16.9

MP art. 148

The Company shall give prior notice to the certified public accountants' firm which is to be removed or not to be reappointed. The certified public accountants' firm shall have the right to state its opinion at the general meeting. Where resignation is proposed by the certified public accountants' firm, it shall make clear to the general meeting whether or not there are any irregularities on the part of the Company.

Article 16.10

A13D (1)(e)(ii)

The certified public accountants' firm may resign its office by depositing at the Company's residence a resignation notice which shall become effective on the date on which it is deposited or such later date as may be specified therein. Such notice shall include the following:

(1) a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of shareholders or creditors of the Company; or

(2) A statement on any such circumstances.

Article 16.11

A13D (1)(e)(iii)

Where a notice is deposited under Article 16.10 of the Articles of Association, the Company shall within 1[illegible] days send a copy of the notice to the competent authority. If the notice contains a statement under Articl[illegible] 16(2) of the Articles of Association, a copy of the notice shall also be sent to every person entitled to obtain a copy of the Company's financial statements.

Article 16.12

A13D (1)(e)(iv)

Where the notice of resignation of the certified public accountants' firm contains a statement under Article 16.10 of the Articles of Association, it may require the board of directors to convene an extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

CHAPTER 17 - INSURANCE

Article 17.1

The Company shall maintain any insurance policies with PRC registered insurance companies which are permitted under PRC laws to provide insurance services to PRC companies.

Article 17.2

The board of directors shall discuss and determine the coverage, sums assured, period and other terms of insurance policies in accordance with the practice of similar industries in other countries and the practice and legal requirements of the PRC.

CHAPTER 18 - LABOUR MANAGEMENT

Article 18.1

The Company shall formulate systems of labour management, personnel management, wages, benefits and social insurance of the Company in accordance with the PRC laws, regulations and relevant administrative rules.

Article 18.2

The Company shall implement an appointment system for management staff and a contract system for general staff. The Company shall determine its own deployment of staff and shall have its own right in recruitment and shall terminate its management and general staff in accordance with the provisions of laws and contracts.

Article 18.3

The Company shall have the right to determine wage income and benefits of the management and general staff of the Company on its own in accordance based on its own economic efficiency and within the scope specified by the relevant administrative rules.

Article 18.4

Pursuant to the relevant administrative rules of the PRC government and local governments, the Company shall arrange the medical, retirement and unemployment insurances for its management staff and general staff and implement the laws, regulations and the relevant provisions relating to the labour insurance on retired and unemployed workers.

CHAPTER 19 - TRADE UNION ORGANISATION AND PARTY ORGANISATION

Article 19.1

Workers of the Company shall have the right to organise trade union, conduct trade union activities and safeguard the legal interests of workers in accordance with the PRC Trade Union Law. The Company shall

provide conditions which are prerequisite for the activities of the trade union of the Company. The trade union shall represent the workers in entering into a collective contract with the Company in respect of labour emoluments, working hours, benefits, insurance and labour safety and health in accordance with the law.

The Company shall practise democratic management through worker representatives' meetings or other means in accordance with the constitution and the provisions of the relevant laws.

The Company shall listen to the opinions of the trade union of the Company, and to listen to the opinions and recommendations of the workers through worker representatives' meetings or other means when the Company is studying major issues of conversion and operations, as well as formulating important regulations and systems.

Article 19.2

The Company shall establish an organisation of the Chinese Communist Party and conduct party activities in accordance with the provisions of the constitution of the Chinese Communist Party. The Company shall provide conditions which are prerequisite for the activities of the party organisation of the Company.

CHAPTER 20 - MERGER AND DEMERGER OF THE COMPANY

Article 20.1

MP art. 149

Any merger or demerger of the Company shall be proposed by the board of directors and once it has been passed pursuant to the procedures stipulated in the Articles of Association, the relevant approval procedures shall be carried out in accordance with the law. A shareholder who objects to the merger or demerger plan shall be entitled to request the Company or shareholders who agree to the merger or demerger plan to purchase his or her shares at a fair price. The contents of the resolution on merger or demerger of the Company shall be made into a special document to be available for inspection by shareholders. A copy of the said document shall be sent by post to holders of Overseas-listed Foreign Shares.

Article 20.2

MP art. 150

Merger shall be effected by two methods: merger by absorption or merger by creation of a new entity.

In a merger of the Company, all parties to a merger shall sign the merger agreement and shall prepare their respective balance sheets and inventory lists of assets. The Company shall notify its creditors within 10 days upon passing the merger resolution and to make public announcements in newspapers within 30 days.

Subsequent to the merger of the Company, the debts due to and by the parties to the merger shall be assumed by the surviving or new company.

Article 20.3

In a demerger of the Company, the assets of the Company shall be divided accordingly.

MP art. 151

In a demerger of the Company, all parties to the demerger shall sign the demerger agreement and shall prepare their respective balance sheets and inventory lists of assets. The Company shall notify its creditors within 10 days upon passing the demerger resolution and to make public announcements in newspapers within 30 days.

Debts due by the Company prior to the demerger shall be assumed by the demerged companies.

Article 20.4

Where registration particulars are changed as a result of the Company's merger or demerger, applications shall be made in accordance with the law to register any changes in registration particulars with the company registration authority. The Company shall proceed with the cancellation of its registration according to the law if the Company is dissolved. The Company shall proceed with the registration of the new company in accordance with the law if a new company is established.

MP art. 152

CHAPTER 21 - DISSOLUTION AND LIQUIDATION OF THE COMPANY

Article 21.1

The Company shall be dissolved and liquidated in accordance with the law in the event of any of the following events:

MP art. 153

(1) A resolution of the general meeting to dissolve the Company;

(2) Dissolution required by the merger or demerger of the Company;

(3) The Company being legally declared insolvent due to its failure to repay debts due;

(4) The Company being ordered to be closed down because of its violation of laws and administrative regulations.

Where the Company is dissolved pursuant to paragraphs (1), (3) and (4) in the foregoing article, the Company shall form a liquidation committee within 15 days of the event and commence liquidation. The members of the liquidation committee shall be endorsed by directors or at a general meeting by an ordinary resolution. Creditors may apply to the people's court for the appointment of a liquidation committee formed by relevant persons to proceed with the liquidation if a liquidation committee has not been formed after the lapse of the prescribed period.

MP art. 154

Article 21.2

Where the board of directors proposes to liquidate the Company (other than the Company has been declared insolvent), the board of directors shall include a statement in its notice convening a general meeting to consider the proposal to the effect that, after making full enquiry into the affairs of the Company, the board of directors is of the opinion that the Company will be able to pay its debts in full

MP art. 155

within 12 months from the commencement of the liquidation. Upon passing the resolution in general meeting for the liquidation of the Company, all functions and powers of the board of directors shall cease.

The liquidation committee shall act in accordance with the instructions of the general meeting to make a report at least once every year to the general meeting on the committee's receipts and payments, the business of the Company and the progress of the liquidation and to present a final report to the general meeting on completion of the liquidation.

Article 21.3

The liquidation committee shall inform creditors within 10 days of its establishment and make public announcements in the newspapers within 60 days. Creditors shall report to the liquidation committee the debts due to them within 30 days upon receipt of notice or within 45 days from the date of the public announcement if no notice is received.

MP art. 156

Article 21.4

The liquidation committee shall exercise the following functions and powers during the period of liquidation:

MP art. 157

(1) To perform a stock-take of the assets of the Company, prepare balance sheet and an inventory list of assets respectively;
(2) To notify or make a public announcement to creditors;
(3) To handle and liquidate the unfinished business of the Company;
(4) To settle all outstanding taxes due and taxes incurred during the process of liquidation;
(5) To sort out all debts due to and by the Company;
(6) To deal with the surplus assets of the Company after repayment of all debts;
(7) To represent the Company in civil litigation.

Article 21.5

The liquidation committee shall formulate a liquidation plan and submit it to general meeting or people' court for approval after a stock-take of the assets of the Company has been performed and the balance sheet and inventory of assets prepared.

MP art. 158

The Company's assets shall be used for repayment in the following order of priority:
(1) liquidation fees and expenses;
(2) wages due to workers of the Company;
(3) social insurance expenses;
(4) taxes due;
(5) the Company's debt.

Surplus assets remaining after repayment of debts in the manner aforesaid shall be distributed to shareholders in accordance with the class and proportion of shares held.

The Company shall not commence any new business operations during the liquidation period.

Article 21.6

The liquidation committee shall forthwith apply to the people's court for declaring the Company insolvent if the Company is liquidated due to dissolution and the liquidation committee discovers, after a stock-take of the assets of the Company and the preparation of the balance sheet and inventory lists of the Company's assets, that the Company's assets are insufficient to repay all the debts of the Company.

MP art. 159

After the Company has been declared bankrupt by the people's court, the liquidation committee shall hand over its liquidation duties to the people's court.

Article 21.7

After the completion of the liquidation of the company, the liquidation committee shall prepare a liquidation report, the income and expenditure account and financial records in respect of the liquidation period. The said reports and records shall be endorsed by the general meeting or the people's court after the said reports and records have been verified by a PRC certified public accountant. Within 30 days after the endorsement by the general meeting or the people's court, the liquidation committee shall submit the said reports and records to the company registration authorities and apply for a cancellation of the registration of the Company and make a public announcement of the termination of the Company.

MP art. 160

CHAPTER 22 - PROCEDURES FOR AMENDING THE ARTICLES OF ASSOCIATION

Article 22.1

The Company may amend the Articles of Association in accordance with provisions of the laws, administrative regulations and the Articles of Association.

MP art. 161

Article 22.2

Amendments to the Articles of Association shall be effected by the following procedures:

(1) A resolution shall be passed by the board of directors in accordance with the provisions contained herein to propose to the general meeting the amendment to the Articles of Association and a draft of such amendments shall be made;

(2) Shareholders of the Company shall be notified of the aforesaid draft amendments to the Articles of Association and a general meeting shall be convened to vote on the amendments;

(3) The draft amendments to the Articles of Association shall be approved by the shareholders in a general meeting by a special resolution.

Article 22.3

Amendments to the Articles of Association involving the contents of the Mandatory Provisions shall become effective upon approval by companies approving authorities mandated by the State Council and the China Securities Regulatory Committee. Amendments involving any change to such registration particulars shall be registered in accordance with law.

MP art. 162

CHAPTER 23 - RESOLUTION OF DISPUTES

MP art. 163

Article 23.1

The Company shall abide by the following rules on the resolution of disputes:

(1) Disputes or claims related to the Company's affairs arising between holders of the Overseas-listed Foreign Shares and the Company, or between holders of the Overseas-listed Foreign Shares and the Company's directors, supervisors, chief executive officer or other senior management officers, or between holders of the Overseas-listed Foreign Shares and holders of the Domestic Shares arising from rights or obligations conferred by the Articles of Association, the Company Law and any other relevant laws and administrative regulations shall be submitted by the relevant parties for resolution by arbitration.

Disputes in relation to the identification of a shareholder and the register of members need not be resolved by way of arbitration.

(2) A claimant may elect arbitration either at the China International Economic and Trade Arbitration Commission in accordance with its rules or at the Hong Kong International Arbitration Centre in accordance with its Securities Arbitration Rules.

(3) Once a claimant has submitted a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

If a claimant elects arbitration at the Hong Kong International Arbitration Centre, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Centre.

(4) The laws of PRC shall apply in disputes or claims of rights mentioned in paragraph (1) above submitted to arbitration, unless otherwise provided in the laws and administrative regulations.

(5) The award of an arbitration body shall be final and conclusive and binding on all parties.

CHAPTER 24 - NOTICES

Article 24.1

Notices of the Company shall be served in the following forms:

(1) by personal delivery;

(2) by post;

(3) by facsimile or electronic mail;

(4) Subject to the laws, administrative regulations and the listing rules of the place of listing, on the websites designated by the Company and the Hong Kong Stock Exchange;

(5) by public announcements;

(6) other forms as agreed beforehand between the Company and the one being notified, or endorsement by the one being notified of having received the notice;

(7) other forms being endorsed by the relevant regulatory authorities of the place of listing or the Articles of Association.

Unless otherwise provided herein, the term "public announcement" referred to in the Articles of Association means, in the case of a public announcement served on holders of Domestic Shares or a public announcement as required to be published in the PRC in accordance with the relevant provisions and the Articles of Association, the public announcement published in the newspapers in the PRC which are provided for in the laws and administrative regulations of the PRC; in the case of a public announcement served on holders of Overseas-listed Foreign Shares or such public announcement as required to be published in Hong Kong in accordance with the relevant provisions and the Articles of Association, the public announcement which must be published in such newspapers as provided in the Listing Rules.

Article 24.2

Unless otherwise provided in the Articles of Association, the forms for serving notices shall be applicable to the notices of general meetings, board of directors' meetings and supervisory committees' meetings.

Article 24.3

Any notices, documents, information or written statements served on the Company by a shareholder or director may be served by personal delivery or registered post sent to the legal address of the Company.

Article 24.4

Notices of the Company served by personal delivery, the date of delivery shall be the date when the addressee signs (or chops) the delivery slip; if served by post, the day of delivery shall be the date of posting at the post office; if served by facsimile, electronic mail or website, the date of delivery shall be the date of despatch; if served by public announcements, the date of delivery shall the date of the first announcement. All relevant public announcements shall be published in designated newspapers.

CHAPTER 25 - INTERPRETATION AND DEFINITIONS OF THE ARTICLES OF ASSOCIATION

Article 25.1

The Articles of Association shall be subject to the interpretation of the board of directors and the right to amend the Articles of Association shall be vested with the general meeting in case of unresolved issues.

Article 25.2

The Articles of Association is written in Chinese and English. The Chinese prevail shall prevail in case of inconsistency.

Article 25.3

The following terms and expressions shall have the following meanings unless otherwise construed:

"Articles of Association"	the articles of association of the Company
"Board"	the board of directors of the Company
"Chairman"	the chairman of the Board

"Vice Chairman"	the vice chairman of the Board
"Director"	any director of the Company
"Overseas-listed Foreign Share"	any overseas-listed foreign share of the Company
"Residence of the Company"	Room 316-318, 24 Yang Xin Dong Road, Shanghai, the People's Republic of China
"Renminbi"	the legal tender of the PRC
"Secretary to the Board"	the secretary to the Board appointed by the Board
"PRC" and "State"	the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Company"	Shanghai Jin Jiang International Hotels (Group) Company Limited
"Certified public accountants' firm"	have the same meaning as the auditor in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
LR	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
MP	the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas
App 3	Appendix 3 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
App 14	Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
A13D	Appendix 13D to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

MP art. 11

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SHANGHAI JIN JIANG INTERNATIONAL HOTELS (GROUP) COMPANY LIMITED

Signed by the Legal Representative of the Company: ______________________________

SHAREHOLDERS: JIN JIANG INTERNATIONAL (GROUP) COMPANY LIMITED

SHANGHAI HUA TING (GROUP) COMPANY LIMITED

END